Form 40-F
period 2003-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2004-04-23
CIK 1017413

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 40-F

     [_] Registration Statement pursuant to section 12 of the Securities
         Exchange Act of 1934

     [X] Annual report pursuant to section 13(a) or 15(d) of the Securities
         Exchange Act of 1934


For the fiscal year ended December 31, 2003       Commission File Number: 1-8795


                       CANADIAN NATURAL RESOURCES LIMITED
             (Exact name of Registrant as specified in its charter)


                                     ALBERTA
        (Province or other jurisdiction of incorporation or organization)


                                      1311
            (Primary Standard Industrial Classification Code Numbers)


                                 NOT APPLICABLE
             (I.R.S. Employer Identification Number (if applicable))


          2500, 855-2ND STREET S.W., CALGARY, ALBERTA, CANADA, T2P 4J8
                            TELEPHONE: (403) 517-7345
   (Address and telephone number of Registrant's principal executive offices)


         CT CORPORATION SYSTEM, 111-8TH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 894-8940
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:


TITLE OF EACH CLASS:                  NAME OF EACH EXCHANGE ON WHICH REGISTERED:
Common Shares, no par value           New York Exchange
Common Shares, no par value           Toronto Stock Exchange

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
TITLE OF EACH CLASS: None

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

          133,731,416 Common Shares outstanding as of December 31, 2003

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.


                  Yes           [_]             No              [X]


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.


                  Yes           [X]             No              [_]


This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant's Registration Statement on Form F-9 (Registration No. 333-104919) under the Securities Act of 1933.

PRINCIPAL DOCUMENTS
-------------------

The following documents have been filed as part of this Annual Report on Form 40-F:


A.       ANNUAL INFORMATION FORM

For the Annual Information Form of Canadian Natural Resources Limited ("CNRL") for the year ended December 31, 2003, see Exhibit 1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For CNRL's consolidated audited financial statements for the year ended December 31, 2003 and 2002, including the auditor's report with respect thereto, see
Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 of the Notes to the Consolidated Financial Statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

For CNRL's Management's Discussion and Analysis for the year ended December 31, 2003, see Exhibit 3 of this Annual Report on Form 40-F.

D.       SUPPLEMENTARY OIL & GAS INFORMATION

For CNRL's Supplementary Oil & Gas Information for the year ended December 31, 2003, see Exhibit 4 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES
-----------------------


CNRL maintains disclosure controls and other procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. CNRL's principal executive and financial officers evaluated the effectiveness of CNRL's disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective for the purpose for which they were designed as of the end of such period.

During the fiscal year ended December 31, 2003, there were no changes in CNRL's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, CNRL's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT
--------------------------------

The Board of Directors of CNRL has named Ms. C.M. Best as an "audit committee financial expert" serving on its Audit Committee. Ms. C.M. Best is, as are all members of the Audit Committee of the Board of Directors of CNRL, "independent" as such term is defined in the New York Stock Exchange Listed Company Manual.

AUDIT COMMITTEE
---------------

CNRL has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. G. D. Giffin, J.S. Palmer, J.T. Grenon and Ms. C.M. Best. Mr. Giffin chairs the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
--------------------------------------

PricewaterhouseCoopers LLP ("PWC") has been the auditors of CNRL since CNRL's inception. The aggregate amounts billed by PWC for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below.

         AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of CNRL ending December 31, 2003 and December 31, 2002, for professional services rendered by PWC for the audit of its annual financial statements or services that are normally provided by PWC in connection with statutory and regulatory filings or engagements for those fiscal years are $886,000 and $848,631, respectively.

         AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of CNRL, ending December 31, 2003 and December 31, 2002, for audit-related services by PWC consisting of regulatory changes consultation provided in 2003, and a review of financial statements of Rio Alto Exploration Inc. for the period prior to acquisition by CNRL and an external intrusion/vulnerability test of CNRL computer and information systems provided in 2002 were $12,500 and $28,000 respectively. CNRL's Audit Committee approved all of the noted services.

         TAX FEES: The aggregate fees billed for each of the last two fiscal years of CNRL, ending December 31, 2003 and December 31, 2002, for professional services rendered by PWC for tax-related services consisting of payroll tax filing consultation provided in 2003 and consultation on tax matters for foreign subsidiaries, transfer pricing study and other professional services related to tax matters provided in 2002 were $11,000 and $69,565, respectively. CNRL's Audit Committee approved all of the noted services.

         ALL OTHER FEES: The aggregate fees billed for each of the last two fiscal years of CNRL ending December 31, 2003 and December 31, 2002, for other services, consisting of debt covenant calculations, payroll consultation and training provided in 2003 and training, and consultation services provided in 2002, were $10,000 and $20,548, respectively. Additional fees of $851,911 were paid during 2002 to a company, wholly owned by PricewaterhouseCoopers LLP, for license and maintenance fees of the financial management and information system used by CNRL. During 2002 PricewaterhouseCoopers LLP sold the financial management and information system company, to a third party unrelated to PricewaterhouseCoopers LLP, and PricewaterhouseCoopers LLP no longer provides these services to CNRL. CNRL's Audit Committee approved all of the noted services.

         AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES:

The Audit Committee's duties and responsibilities include the review and approval of fees to be paid to the independent auditors, scope and timing of the audit and other related services rendered by the independent auditors. The Audit Committee also reviews and approves the independent auditor's annual audit plan, including scope, staffing, locations and reliance upon management and internal audit department prior to the commencement of the audit and reviews and approves proposed non-audit services to be provided by the independent auditors except those non-audit services prohibited by legislation.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

See page 51 of CNRL's Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003, filed herewith, under the caption "Off balance sheet arrangements and financial instruments."

CONTRACTUAL OBLIGATIONS
-----------------------

CNRL has various commitments primarily related to debt, operating leases and demand charges on firm transportation agreements. The following table summarizes CNRL's commitments as at December 31, 2003.

---------------------------------------------------------------------------------------------------------
($ MILLIONS)                          TOTAL     2004     2005     2006     2007     2008     THEREAFTER
---------------------------------------------------------------------------------------------------------
Natural gas transportation              866      180      169      143      103       77         194
---------------------------------------------------------------------------------------------------------
Crude oil transportation and            236       15       13       13       15       13         167
     pipeline
---------------------------------------------------------------------------------------------------------
Offshore equipment operating            890      169      129       75       75       75         367
     lease
---------------------------------------------------------------------------------------------------------
Electricity                              82       28       27       27       --       --          --
---------------------------------------------------------------------------------------------------------
Office lease                            142       20       20       19       17       16          50
---------------------------------------------------------------------------------------------------------
Processing                               13        6        5        2       --       --          --
---------------------------------------------------------------------------------------------------------
Preferred securities                    103       --       --       --       --       --         103
---------------------------------------------------------------------------------------------------------
Long-term debt                        2,561      184      194       --      165       40       1,978
---------------------------------------------------------------------------------------------------------
TOTAL                                 4,893      602      557      279      375      221       2,859
------------------------------------=====================================================================


CODE OF ETHICS
--------------

CNRL has had a long-standing Code of Integrity, Business Ethics and Conduct, which includes such topics as employment standards, conflict of interest, the treatment of confidential information and trading in CNRL's shares, to ensure that CNRL's business is conducted in a consistently legal and ethical manner. Each director and all employees including each member of senior management and more specifically the principal executive officers, the principal financial officer and the principal accounting officer are required to abide by CNRL's Code of Integrity, Business Ethics and Conduct. The Nominating and Corporate Governance Committee periodically reviews CNRL's Code of Integrity, Business Ethics and Conduct to ensure it addresses appropriate topics and complies with regulatory requirements and recommends any appropriate changes to the Board for approval.

Any waivers of or amendments to CNRL's Code of Integrity, Business Ethics and Conduct must be approved by the Board of Directors and will be appropriately disclosed on CNRL's website at www.cnrl.com. No waivers to CNRL's Code of Integrity, Business Ethics and Conduct in whole or in part have been asked for or granted to any Director, senior officer or employee as of the date of this Annual Report.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
----------------------------------------------------------------------

PRESIDING DIRECTOR AT MEETINGS OF NON-MANAGEMENT DIRECTORS
----------------------------------------------------------

CNRL schedules regular executive sessions in which CNRL's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Mr. G. D. Giffin serves as the presiding director (the "Presiding Director") at such sessions.

COMMUNICATION WITH NON-MANAGEMENT DIRECTORS
-------------------------------------------

Shareholders may send communications to CNRL's non-management directors by writing to the Presiding Director, c/o Bruce E. McGrath, Corporate Secretary, Canadian Natural Resources Limited, 2500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

CORPORATE GOVERNANCE GUIDELINES
-------------------------------

In accordance with Section 303A.09 of the NYSE Listed Company Manual, CNRL has adopted a set of corporate governance guidelines, which are available in print at no charge to any shareholder who requests them. Requests for copies of the corporate governance guidelines should be made by contacting: Bruce E. McGrath, Corporate Secretary, Canadian Natural Resources Limited, 2500-855 2nd Street, S.W., Calgary, Alberta, Canada T2P 4J8.

BOARD COMMITTEE CHARTERS
------------------------

The charters of CNRL's Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee are available in print at no charge to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Bruce E. McGrath, Corporate Secretary, Canadian Natural Resources Limited, 2500-855 2nd Street, S.W., Calgary, Alberta, Canada T2P 4J8.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


UNDERTAKING

CNRL undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of CNRL shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.


                                   SIGNATURES


Pursuant to the requirements of the Exchange Act, CNRL certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 23rd day of April, 2004.

                                    CANADIAN NATURAL RESOURCES LIMITED


                                    By: /s/ John G. Langille
                                        ---------------------------------------
                                        Name:   John G. Langille
                                        Title:  President

Documents filed as part of this report:

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------


1.       Annual Information Form for the fiscal year ended December 31, 2003.

2. Consolidated Financial Statements for the fiscal years ended December 31, 2003 and 2002 including U.S. GAAP reconciliation note, together with the auditors' report thereon.

3. Management's Discussion and Analysis for the fiscal year ended December 31, 2003.

4. Supplementary Oil & Gas Information for the fiscal year ended December 31, 2003.

5. Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

6. Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

7. Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

8. Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

9. Consent of PricewaterhouseCoopers LLP, independent chartered accountants.

10. Consent of Sproule Associates Limited, independent petroleum engineering consultants.