Form 40-F
period 2004-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2005-04-01
CIK 1017413

United States
                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                    FORM 40-F

| | Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

|X| Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004       Commission File Number: 1-8795

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

     |X| Annual information form   |X| Audited annual financial statements

   Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

          268,180,123 Common Shares outstanding as of December 31, 2004

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

     Yes | |   No |X|

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     Yes |X|   No | |

This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant's Registration Statement on Form F-9 (Registration No. 333-104919) under the Securities Act of 1933.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.   Annual Information Form

For the Annual Information Form of Canadian Natural Resources Limited ("CNRL") for the year ended December 31, 2004, see Exhibit 1 of this Annual Report on Form 40-F.

B.   Audited Annual Financial Statements

For CNRL's consolidated audited financial statements for the year ended December 31, 2004 and 2003, including the auditor's report with respect thereto, see
Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 17 of the Notes to the Consolidated Financial Statements.

C.   Management's Discussion and Analysis

For CNRL's Management's Discussion and Analysis for the year ended December 31, 2004, see Exhibit 3 of this Annual Report on Form 40-F.

D.   Supplementary Oil & Gas Information

For CNRL's Supplementary Oil & Gas Information for the year ended December 31, 2004, see Exhibit 4 of this Annual Report on Form 40-F.

Controls and Procedures

         As of the end of the registrant's fiscal year ended December 31, 2004, an evaluation of the effectiveness of CNRL's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(c) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") was carried out by CNRL's principal executive officer and principal financial officer. Based upon the evaluation, CNRL's principle executive officer and principal financial officer have concluded that as of the end of the fiscal year, CNRL's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in applicable Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while CNRL's principal executive officer and principal financial officer believe that CNRL's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the CNRL's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Audit Committee

CNRL has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. G. D. Giffin, D. A. Tuer and Ms. C.M. Best who chairs the Audit Committee.

Audit Committee Financial Expert

The Board of Directors of CNRL has determined that Ms. C.M. Best qualifies as an "audit committee financial expert" serving on its Audit Committee. Ms. C.M. Best is, as are all members of the Audit Committee of the Board of Directors of CNRL, "independent" as such term is defined in the New York Stock Exchange Listed Company Manual.

Principal Accountant Fees and Services

PricewaterhouseCoopers LLP ("PWC") has been the auditors of CNRL since CNRL's inception. The aggregate amounts billed by PWC for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below.

     Audit Fees: The aggregate fees billed for each of the last two fiscal years of CNRL ending December 31, 2004 and December 31, 2003, for professional services rendered by PWC for the audit of its annual financial statements in connection with statutory and regulatory filings or engagements for those fiscal years, reviews of the first, second and third quarter Consolidated Financial Statements and annual audits of CNRL's subsidiary financial statements are $1,100,548 and $886,000, respectively.

     Audit-Related Fees: The aggregate fees billed for each of the last two fiscal years of CNRL, ending December 31, 2004 and December 31, 2003, for audit-related services by PWC consisting of regulatory changes consultation provided in 2004 including Sarbanes-Oxley Section 404 consultation, debt covenant compliance and Crown Royalty Statement audit were $183,663 and $12,500 respectively. CNRL's Audit Committee approved all of these audit-related services.

     Tax Fees: The aggregate fees billed for each of the last two fiscal years of CNRL, ending December 31, 2004 and December 31, 2003, for professional services rendered by PWC for tax-related services consisting of payroll tax filing consultation provided in 2004 and consultation on tax matters for foreign subsidiaries, transfer pricing study and other professional services related to tax matters provided in 2003 were $39,330 and $11,000, respectively. CNRL's Audit Committee approved all of these tax-related services.

     All Other Fees: No other services were provided in the last fiscal year ending December 31, 2004. Fees for other services, payroll consultation and training provided in 2003 were $10,000. CNRL's Audit Committee approved all of the noted services.

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

Off-balance Sheet Arrangements

CNRL does not have any off-balance sheet arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition. See page 57 of CNRL's Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004, filed herewith, under the caption "Committments and off balance sheet arrangements".

Contractual Obligations

CNRL has various commitments primarily related to debt, operating leases and demand charges on firm transportation agreements. The following table summarizes CNRL's commitments as at December 31, 2004.

---------------------------------------------------------------------------------------------
($ millions)                            Total   2005   2006   2007   2008   2009   Thereafter
---------------------------------------------------------------------------------------------
Natural gas transportation                724    194    147    100     78     37        168
---------------------------------------------------------------------------------------------
Crude oil transportation and pipeline     210     11      9     11     12     13        154
---------------------------------------------------------------------------------------------
Offshore equipment operating lease        486    110     48     48     48     48        184
---------------------------------------------------------------------------------------------
Baobab Project                             99     99     --     --     --     --         --
---------------------------------------------------------------------------------------------
Offshore drilling and other               133    125      8     --     --     --         --
---------------------------------------------------------------------------------------------
Electricity                               129     26     28     20     13      8         34
---------------------------------------------------------------------------------------------
Office lease                              141     21     21     22     23     24         30
---------------------------------------------------------------------------------------------
Processing                                  7      5      2     --     --     --         --
---------------------------------------------------------------------------------------------
Horizon Project                            99     99     --     --     --     --         --
---------------------------------------------------------------------------------------------
Long-term debt                          3,175    194     --    162     37     69      2,713
---------------------------------------------------------------------------------------------
   Total                                5,203    884    263    363    211    199      3,283
=============================================================================================

Code of Ethics

CNRL has had a long-standing Code of Integrity, Business Ethics and Conduct, which covers such topics as employment standards, conflict of interest, the treatment of confidential information and trading in CNRL's shares, to ensure that CNRL's business is conducted in a consistently legal and ethical manner. Each director and all employees including each member of senior management and more specifically the principal executive officers, the principal financial officer and the principal accounting officer are required to abide by CNRL's Code of Integrity, Business Ethics and Conduct. The Nominating and Corporate Governance Committee periodically reviews CNRL's Code of Integrity, Business Ethics and Conduct to ensure it addresses appropriate topics and complies with regulatory requirements and recommends any appropriate changes to the Board for approval.

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

Disclosure Pursuant to the Requirements of the New York Stock Exchange

Presiding Director at Meetings of Non-Management Directors

CNRL schedules executive sessions at each regularly scheduled Board of Directors meeting in which CNRL's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Mr. G. D. Giffin serves as the presiding director (the "Presiding Director") at such sessions.

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

Dated this 30th day of March, 2005.

                                             CANADIAN NATURAL RESOURCES LIMITED


                                             By: /s/ John G. Langille
                                                 -------------------------------
                                                 Name: John G. Langille
                                                 Title: President

Documents filed as part of this report:

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------

1.            Annual Information Form for the fiscal year ended December 31,
              2004.

2. Consolidated Financial Statements for the fiscal years ended December 31, 2004 and 2003 including U.S. GAAP reconciliation note, together with the auditors' report thereon.

3. Management's Discussion and Analysis for the fiscal year ended December 31, 2004.

4. Supplementary Oil & Gas Information for the fiscal year ended December 31, 2004.

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

11. Consent of Ryder Scott Company, independent petroleum engineering consultants.

12. Consent of Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants.