Form 40-F
period 2008-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2009-03-27
CIK 1017413

===============================================================================

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 40-F

     [ ] Registration  Statement  pursuant  to section 12 of the  Securities
         Exchange Act of 1934


     [X] Annual report pursuant to section 13(a) or 15(d) of the Securities
         Exchange Act of 1934


For the fiscal year ended December 31, 2008  Commission File Number: 333-146056
                          -----------------                          ----------

                       CANADIAN NATURAL RESOURCES LIMITED
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                 ALBERTA, CANADA
        -----------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)

                                      1311
            ---------------------------------------------------------
            (Primary Standard Industrial Classification Code Numbers)

                                 NOT APPLICABLE
                   ------------------------------------------
                   (I.R.S. Employer Identification Number (if
                                  applicable))

          2500, 855-2ND STREET S.W., CALGARY, ALBERTA, CANADA, T2P 4J8
                            TELEPHONE: (403) 517-7345
   --------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

         CT CORPORATION SYSTEM, 111-8TH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 894-8940
         ---------------------------------------------------------------
                (Name, address (including zip code) and telephone
                    number (including area code) of agent for
                          service in the United States)

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


 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                            Title of Each Class: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE


For annual reports, indicate by check mark the information filed with this Form:

     [X] Annual information form   [X] Audited annual financial statements

   Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
          540,991,318 COMMON SHARES OUTSTANDING AS OF DECEMBER 31, 2008

===============================================================================

===============================================================================

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.


              Yes [  ]                               No [ X ]


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.


              Yes [X]                                No [  ]


This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant's Registration Statement on Form F-9 (Registration No. 333-146056) under the Securities Act of 1933.

All dollar amounts in this Annual Report on Form 40-F are expressed in Canadian dollars. As of March 26, 2009, the noon buying rate for Canadian Dollars as expressed by the Bank of Canada was US$0.8110 equals C$ 1.00.

PRINCIPAL DOCUMENTS
-------------------

The following documents have been filed as part of this Annual Report on Form 40-F, starting on the following page:


          A. ANNUAL INFORMATION FORM

          Annual   Information  Form  of  Canadian  Natural   Resources  Limited
          ("Canadian Natural") for the year ended December 31, 2008.

          B. AUDITED ANNUAL FINANCIAL STATEMENTS

          Canadian Natural's audited consolidated financial statements for the years ended December 31, 2008 and 2007, including the auditor's report with respect thereto. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 18 of the notes to the consolidated financial statements.

          C. MANAGEMENT'S DISCUSSION AND ANALYSIS

          Canadian Natural's Management's Discussion and Analysis for the year ended December 31, 2008.

SUPPLEMENTARY OIL & GAS INFORMATION

For Canadian Natural's Supplementary Oil & Gas Information for the year ended December 31, 2008, see Exhibit 1 of this Annual Report on Form 40-F.


===============================================================================

               [CANADIAN NATURAL RESOURCES LIMITED LOGO OMITTED]













                            ANNUAL INFORMATION FORM

                      FOR THE YEAR ENDED DECEMBER 31, 2008

                                 MARCH 25, 2009

                               TABLE OF CONTENTS

DEFINITIONS....................................................................4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..............................6

RISK FACTORS...................................................................8

ENVIRONMENTAL MATTERS.........................................................11

REGULATORY MATTERS............................................................13

THE COMPANY...................................................................14

GENERAL DEVELOPMENT OF THE BUSINESS...........................................15

DESCRIPTION OF THE BUSINESS...................................................17

A.   PRINCIPAL CRUDE OIL, NATURAL GAS AND OIL SANDS PROPERTIES................18

         Daily Production and Infrastructure..................................18
         Developed and Undeveloped Acreage....................................19
         Drilling Activity....................................................20
         Producing Crude Oil and Natural Gas Wells............................23
         Northeast British Columbia...........................................23
         Northwest Alberta....................................................24
         Northern Plains......................................................24
         Southern Plains and Southeast Saskatchewan...........................26
         Horizon Oil Sands Project............................................27
         United Kingdom North Sea.............................................33
         Offshore West Africa.................................................34
         Cote d'Ivoire........................................................34
         Gabon................................................................35

B.   CONVENTIONAL CRUDE OIL, NGLS AND NATURAL GAS RESERVES....................36

C.   RECONCILIATION OF CHANGES IN NET CONVENTIONAL RESERVES...................41

D.   CRUDE OIL, NGLS AND NATURAL GAS PRODUCTION...............................42

E.   NET CAPITAL EXPENDITURES.................................................47

F.   DEVELOPED AND UNDEVELOPED ACREAGE........................................49

SELECTED FINANCIAL INFORMATION................................................49

CAPITAL STRUCTURE.............................................................50

MARKET FOR CANADIAN NATURAL RESOURCES LIMITED SECURITIES......................51

DIVIDEND HISTORY..............................................................52

TRANSFER AGENTS AND REGISTRAR.................................................52

DIRECTORS AND OFFICERS........................................................53

Canadian Natural Resources Limited                                             2

CONFLICTS OF INTEREST.........................................................58

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS....................58

AUDIT COMMITTEE INFORMATION...................................................59

LEGAL PROCEEDINGS.............................................................60

MATERIAL CONTRACTS............................................................60

INTERESTS OF EXPERTS..........................................................60

ADDITIONAL INFORMATION........................................................60

SCHEDULE "A" REPORT ON RESERVES DATA..........................................61

SCHEDULE "B" REPORT OF MANAGEMENT AND DIRECTORS...............................64

SCHEDULE "C" CHARTER OF THE AUDIT COMMITTEE...................................66

Canadian Natural Resources Limited                                             3


3                                             Canadian Natural Resources Limited

DEFINITIONS

The following are definitions of selected abbreviations used in this Annual Information Form:

"API" means the specific gravity measured in degrees on the American Petroleum Institute scale

"ARO" means Asset Retirement Obligation

"BBL" or "BARREL" means 34.972 Imperial gallons or 42 US gallons

"BCF" means one billion cubic feet

"BBL/D" means barrels per day

"BOE" means barrel of oil equivalent

"BOE/D" means barrel of oil equivalent per day

"CO2" means carbon dioxide

"CO2E" means carbon dioxide equivalents

"CANADIAN GAAP" means Generally Accepted Accounting Principles in Canada

"CANADIAN NATURAL RESOURCES LIMITED", "CANADIAN NATURAL", or "COMPANY" means Canadian Natural Resources Limited and includes, where applicable, reference to subsidiaries of and partnership interests held by Canadian Natural Resources Limited and its subsidiaries

"CBM" means coal bed methane

"CONVENTIONAL CRUDE OIL, NGLS AND NATURAL GAS" includes all of the Company's light/medium, primary heavy, and thermal heavy crude oil, natural gas, coal bed methane and NGLs reserves. It does not include the Company's oil sands mining reserves

"DEVELOPMENT WELL" means a well drilled into a zone that is known to be productive and expected to produce crude oil or natural gas in the future

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

"GHG" means greenhouse gas

"GROSS ACRES" means the total number of acres in which the Company holds a working interest or the right to earn a working interest

"GROSS WELLS" means the total number of wells in which the Company has a working interest

"HORIZON PROJECT" means the Horizon Oil Sands Project

"MBBL" means one thousand barrels

"MCF" means one thousand cubic feet

"MCF/D" means one thousand cubic feet per day

"MMBBL" means one million barrels

"MMBTU" means one million British thermal units


Canadian Natural Resources Limited                                             4

"MMCF" means one million cubic feet

"MMCF/D" means one million cubic feet per day

"NGLS" means natural gas liquids

"NET ACRES" refers to gross acres multiplied by the percentage working interest therein owned or to be owned by the Company

"NET ASSET VALUE" means the discounted value of conventional crude oil and natural gas reserves plus the value of undeveloped land, less net debt

"NET WELLS" refers to gross wells multiplied by the percentage working interest therein owned or to be owned by the Company

"PRODUCTIVE WELL" means a well that is not a dry well

"PRT" means Petroleum Revenue Tax

"SAGD" means steam-assisted gravity drainage

"SCO" means synthetic light crude oil

"SEC" means United States Securities and Exchange Commission

"UNDEVELOPED ACREAGE" refers to lands on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of crude oil and natural gas

"UK" means the United Kingdom

"US" means United States

"WORKING INTEREST" means the interest held by the Company in a crude oil or natural gas property, which interest normally bears its proportionate share of the costs of exploration, development, and operation as well as any royalties or other production burdens

"WTI" means West Texas Intermediate


5                                             Canadian Natural Resources Limited

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could" "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort"
"seeks", "schedule" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, production volumes, royalties, operating costs, capital expenditures, and other guidance provided throughout this document constitute forward looking statements. Disclosure of plans relating to existing and future developments, including but not limited to the Horizon Project, Primrose East, Pelican Lake, Gabon Offshore West Africa, and the Kirby Oil Sands Project also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year if necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks and the reader should not place undue reliance on these forward looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

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

The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained and are subject to known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company's current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete its capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected difficulties in mining, extracting or upgrading the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and liquids not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses. Certain of these factors are discussed in more detail under the heading "Risk Factors". The Company's operations have been, and at times in the future may be affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

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


Canadian Natural Resources Limited                                             6

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

For the year ended December 31, 2008, the Company retained a qualified independent reserves evaluator, Sproule Associates Limited ("Sproule"), to evaluate 100% of the Company's conventional proved, as well as proved and probable crude oil, NGLs and natural gas reserves and prepare Evaluation Reports on these reserves. Conventional crude oil, NGLs and natural gas reserves include all of the Company's light/medium, primary heavy, and thermal heavy crude oil, natural gas, coal bed methane and NGLs reserves. They do not include the Company's oil sands mining reserves. The Company has been granted an exemption from certain of the provisions of National Instrument 51-101 - "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada. This exemption allows the Company to substitute SEC requirements for certain disclosures required under NI 51-101. There are three principal differences between the two standards. The first is the requirement under NI 51-101 to disclose both proved and proved and probable reserves, as well as the related net present value of future net revenues using forecast prices and costs. The second is in the definition of proved reserves; however, as discussed in the Canadian Oil and Gas Evaluation Handbook ("COGEH"), the standards that NI 51-101 employs, the difference in estimated proved reserves based on constant pricing and costs between the two standards is not material. The third is the requirement to disclose a gross reserve reconciliation (before the consideration of royalties). The Company discloses its conventional crude oil, NGLs, and natural gas reserve reconciliations net of royalties in adherence to SEC requirements.

For the year ended December 31, 2008, the Company retained a qualified independent reserves evaluator, GLJ Petroleum Consultants Ltd. ("GLJ"), to evaluate 100% of Phases 1 through 3 of the Company's Horizon Project and prepare an Evaluation Report on the Company's proved, as well as proved and probable oil sands mining reserves incorporating both the mining and upgrading projects. These reserves were evaluated adhering to the requirements of SEC Industry Guide 7 using year-end constant pricing and have been disclosed separately from the Company's conventional proved and proved and probable crude oil, NGLs and natural gas reserves.

The Company annually discloses proved conventional reserves and the standardized measure of discounted future net cash flows using year-end constant prices and costs as mandated by the SEC in the supplementary crude oil and natural gas information section of the Company's Annual Report and in its annual Form 40-F filing with the SEC. The Company has elected to provide the net present value of these same conventional proved reserves as well as its conventional proved and probable reserves and the net present value of these reserves under the same parameters as additional voluntary information. Net present values of conventional reserves are based upon discounted cash flows prior to the consideration of income taxes and existing asset abandonment liabilities. Future development costs and associated material well abandonment liabilities have been applied. The Company has also elected to provide both proved, and proved and probable conventional reserves and the net present value of these reserves using forecast prices and costs as additional voluntary information, which is disclosed in this Annual Information Form.

The Reserves Committee of the Company's Board of Directors has met with and carried out independent due diligence procedures with both Sproule and GLJ to review the qualifications of and procedures used by each evaluator in determining the estimate of the Company's quantities and net present value of remaining conventional crude oil, NGLs and natural gas reserves as well as the Company's quantity of oil sands mining reserves.

7                                             Canadian Natural Resources Limited

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This Annual Information Form includes references to financial measures commonly used in the crude oil and natural gas industry, such as cash flow from operations, adjusted net earnings from operations and net asset value. These financial measures are not defined by generally accepted accounting principles ("GAAP") and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with Canadian GAAP, as an indication of the Company's performance. The non-GAAP measures adjusted net earnings from operations and cash flow from operations are reconciled to net earnings, as determined in accordance with Canadian GAAP in the "Financial Highlights" section the Company's MD&A which is incorporated by reference into this document.

RISK FACTORS

VOLATILITY OF CRUDE OIL AND NATURAL GAS PRICES

The Company's financial condition is substantially dependent on, and highly sensitive to the prevailing prices of crude oil and natural gas. Significant declines in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition and the value and amount of its reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond the Company's control. Crude oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, the condition of the Canadian, United States, European and Asian economies, government regulation, political stability in the Middle East and elsewhere, the foreign supply of crude oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by the Company are affected primarily in North America by supply and demand, weather conditions, industrial demand, prices of alternate sources of energy, and the import of liquefied natural gas. Any substantial or extended decline in the prices of crude oil or natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs, including but not limited to the Horizon Project, Primrose East, Pelican Lake, Gabon Offshore West Africa, and the Kirby Oil Sands Project, or curtailment in production at some properties or result in unutilized long-term transportation commitments, all of which could have a material adverse effect on Canadian Natural's revenues, net earnings and cash flows.

Canadian Natural conducts an annual assessment of the carrying value of its assets in accordance with Canadian GAAP. If crude oil and natural gas forecast prices decline, the carrying value of property, plant and equipment could be subject to downward revisions, and net earnings could be adversely affected.

Approximately 28% of the Company's 2008 production on a boe basis was primary and thermal heavy crude oil. The market prices for heavy crude oil differ from the established market indices for light and medium grades of crude oil due principally to the quality difference and the mix of product obtained in the refining process referred to as the "quality differential". As a result, the price received for heavy crude oil is generally lower than the price for medium and light crude oil, and the production costs associated with heavy crude oil may be higher than for lighter grades. Future quality differentials are uncertain and a significant increase in the heavy crude oil differentials could have a material adverse effect on the Company's business.

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


Canadian Natural Resources Limited                                             8

UNCERTAINTY OF RESERVE ESTIMATES

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company's control. In general, estimates of economically recoverable crude oil, NGLs and natural gas reserves and the future net cash flow therefrom are based upon a number of factors and assumptions made as of the date on which the reserve estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable crude oil, NGLs and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Canadian Natural's actual production, revenues, royalties, taxes and development, abandonment and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material.

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

COMPLETION RISK

Canadian Natural has a variety of exploration, development and construction projects underway at any given time. Project delays may result in delayed revenue receipts and cost overruns may result in projects being uneconomic. The Company's ability to complete projects is dependent on general business and market conditions as well as other factors beyond our control including the availability of skilled labour and manpower, the availability and proximity of pipeline capacity, weather, environmental and regulatory matters, ability to access lands, availability of drilling and other equipment, and availability of processing capacity.

COMPETITION IN ENERGY INDUSTRY

The energy industry is highly competitive in all aspects including the exploration for and the development of new sources of supply, the construction and operation of crude oil and natural gas pipelines and related facilities, the acquisition of crude oil and natural gas interests and the transportation and marketing of crude oil, natural gas, NGLs and electricity. Canadian Natural will compete not only among participants in the energy industry but also between petroleum products and other energy sources. The Company's competitors include integrated oil and natural gas companies and numerous other senior oil and natural gas companies, some of which may have financial and other resources greater than the Company.

ACCESS TO SOURCES OF LIQUIDITY

The ongoing worldwide financial and economic events have resulted in a significant tightening of the availability and cost of new sources of liquidity, including bank credit facilities and funds derived from debt capital markets. The ability of the Company to fund current and future capital projects and carry out our business plan is dependent on our ability to raise capital in a timely manner under favourable terms and conditions.

ENVIRONMENTAL RISKS

All phases of the crude oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, United States, United Kingdom, European Union and other federal, provincial, state and municipal laws and regulations as well as international conventions (collectively, "environmental legislation").

Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facility sites and other properties associated with the Company's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition certain types of operations including exploration and development projects and significant changes to certain existing projects may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties. The costs of complying with environmental legislation in the future may have a material adverse effect on Canadian Natural's financial condition or results of operations.


9                                             Canadian Natural Resources Limited

The crude oil and natural gas industry is experiencing incremental increases in costs related to environmental regulation, particularly in North America and the North Sea. Existing and expected legislation and regulations will require the Company to address and mitigate the effect of its activities on the environment. Increasingly stringent laws and regulations, including any new regulations the US may impose to limit purchases of crude oil towards less energy intensive sources, may have an adverse effect on the Company's future net earnings and cash flow from operations.

GREENHOUSE GAS AND OTHER AIR EMISSIONS

There are a number of unresolved issues in relation to Canadian federal and provincial GHG regulatory requirements. Key among them is an appropriate common facility emissions threshold, availability and duration of compliance mechanisms and resolution of federal/provincial harmonization agreements. The Company continues to pursue GHG emissions reduction initiatives including solution gas conservation, CO2 capture and sequestration in oil sands tailings, CO2 capture and storage in association with enhanced oil recovery and participation in an industry initiative to promote an integrated CO2 capture and storage network.

Air pollutant standards and guidelines are being developed federally and provincially and the Company is participating in these discussions. Ambient air quality and sector based reductions in air emissions are being reviewed. Through participation of the Company and the industry with stakeholders, guidelines have been developed that adopt a structured process to emissions reductions that is commensurate with technological development and operational requirements.

In  Canada,  the  Federal  government  has  indicated  its  intent  to  develop regulations that would be in effect in 2010 to address industrial GHG emissions; however future Federal regulatory requirements currently remain uncertain. The Federal Government has also outlined national and sectoral reduction targets for several categories of air pollutants. In Alberta, GHG regulations came into effect July 1, 2007, affecting facilities emitting more than 100 kilotonnes of CO2e annually. Two Canadian Natural facilities, the Primrose/Wolf Lake in-situ heavy oil crude oil facilities and the Hays sour natural gas plant, fall under the regulations. In British Columbia, a $10/tonne carbon tax was implemented July 1, 2008, applying to combustion of all fossil fuels, increasing to $30/tonne by July 2012. In the UK, greenhouse gas regulations have been in effect since 2005. During Phase 1 (2005-2007) of the UK National Allocation Plan the Company operated below its CO2 allocation. For Phase 2 (2008-2012) the Company's CO2 allocation has been decreased below the Company's estimated current operations emissions. The compliance costs to the Company relating to the above regulations for 2008 are approximately $24 million.

The additional requirements of enacted or proposed GHG legislation on the Company's operations will increase capital expenditures and operating expenses, especially those related to the Horizon Project and the Company's other existing and planned large oil sands projects. This may have an adverse effect on the Company's net earnings and cash flow from operations.

HEDGING ACTIVITIES

In response to fluctuations in commodity prices, foreign exchange, and interest rates, the Company may utilize various derivative financial instruments and physical sales contracts to manage its exposure under a defined hedging program. The terms of these arrangements may limit the benefit to the Company of favourable changes in these factors and may result in financial or opportunity loss due to paying royalties on a reference price which is higher than the hedged price and counterparty credit risk.

OPERATIONAL RISK

Exploring for, producing and transporting petroleum substances involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These activities are subject to a number of hazards which may result in fires, explosions, spills, blow-outs or other unexpected or dangerous conditions causing personal injury, property damage, environmental damage and interruption of operations. The Company has developed a comprehensive health and safety management framework and maintains a comprehensive insurance program, however, Canadian Natural's liability, property and business interruption insurance may not and possibly will not provide adequate coverage in all circumstances.


Canadian Natural Resources Limited                                            10

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

Canadian Natural's arrangement for the exploration and development of crude oil and natural gas properties in Canada and the UK sector of the North Sea differs distinctly from its arrangement for the exploration and development in other foreign crude oil and natural gas properties. In some foreign countries in which the Company does and may do business in the future, the state generally retains ownership of the minerals and consequently retains control of, and in many cases participates in, the exploration and production of reserves. Accordingly, operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, changes in prices and costs of operations, timing of production and other factors may affect estimates of crude oil and natural gas reserve quantities and future net cash flows attributable to foreign properties in a manner materially different than such changes would affect estimates for Canadian properties. Agreements covering foreign crude oil and natural gas operations also frequently contain provisions obligating the Company to spend specified amounts on exploration and development, or to perform certain operations or forfeit all or a portion of the acreage subject to the contract.

OTHER BUSINESS RISKS

Other business risks relate to the dependency on third party operators for some of the Company's assets, timing and success of integrating the business and operations of acquired companies, credit risk related to non-payment for sales contracts or non-performance by counterparties to contracts, risk of litigation, regulatory issues, and risk of increases in government taxes and changes to the royalty regime. The majority of the Company's assets are held in one or more corporate subsidiaries or partnerships. The results of operations and ability to service indebtedness, including debt securities, are dependent upon the results of operations of these subsidiaries and partnerships and, in the case of subsidiaries, the payment of funds to the Company in the form of loans, dividends or other means employed for the payment of funds to the Company. In the event of the liquidation of any corporate subsidiary or partnership, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by the Company to pay its indebtedness.

ENVIRONMENTAL MATTERS

The Company carries out its activities in compliance with all relevant regional, national and international regulations and industry standards. Environmental specialists in Canada and the UK review the operations of the Company's world-wide interests and report on a regular basis to the senior management of the Company, which in turn reports on environmental matters directly to the Health, Safety and Environmental Committee of the Board of Directors.

The Company regularly meets with and submits to inspections by the various governments in the regions where the Company operates. The Company believes that it meets all existing environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet current environmental protection requirements. Since these requirements apply to all operators in the crude oil and natural gas industry, it is not anticipated that the Company's competitive position within the industry will be adversely affected by changes in applicable legislation. The Company has internal procedures designed to ensure that the environmental aspects of new acquisitions and developments are taken into account prior to proceeding. The Company's environmental management plan and operating guidelines focus on minimizing the environmental impact of field operations while meeting regulatory requirements and corporate standards. The Company's proactive program includes: an internal environmental compliance audit and inspection program of its operating facilities; a suspended well inspection program to support future development or eventual abandonment; appropriate reclamation and decommissioning standards for wells and facilities ready for abandonment; an effective surface reclamation program; a due diligence program related to groundwater monitoring; an active program related to preventing spills and reclaiming spill sites; a solution gas reduction and conservation program; a program to replace the majority of fresh water for steaming with brackish water; environmental planning for all projects to assess environmental impacts and to implement avoidance, and mitigation programs; reporting for environmental liabilities; a program to optimize efficiencies at the Company's operating facilities; and continued evaluation of new technologies to reduce


11                                            Canadian Natural Resources Limited
environmental impacts. The Company has also established stringent operating standards in four areas: implementing cost effective ways of reducing GHG per unit of production; exercising care with respect to all waste produced through effective waste management plans; using water-based, environmentally friendly drilling muds whenever possible; and minimizing produced water volumes onshore and offshore through cost-effective measures. Canadian Natural participates in both the Canadian federal and provincial regulated GHG emissions programs. The Company continues to quantify annual GHG emissions for internal reporting purposes. The Company has participated in the Canadian Association of Petroleum Producers ("CAPP") Stewardship Program since 2000 and is currently a Gold Level Reporter. Canadian Natural continues to invest in proven and new technologies and in improved operating strategies to help us achieve the Companies overall goal of a net reduction of GHG emissions per unit of production.

The Company is concurrently participating with certain industry groups who in turn are working with legislators and regulators to develop and implement new GHG emissions laws and regulations. Internally, the Company is pursuing an integrated emissions reduction strategy. The Company continues to develop strategies that will enable it to deal with the risks and opportunities associated with new GHG and air emissions policies. In addition, the Company is working with relevant parties to ensure that new policies encourage innovation, energy efficiency, targeted research and development while not impacting competitiveness.

The Company remains focused on implementing reduction programs based on efficiency audits of its major facilities to reduce CO2 emissions and on trading mechanisms to ensure compliance with any requirement now in effect. Canadian Natural is committed to managing air emissions through an integrated corporate approach which considers opportunities to reduce both air pollutants and GHG emissions. Air quality programs continue to be an essential part of the Company's environmental work plan and are operated within all regulatory standards and guidelines. The Company strategy for managing GHG emissions is based on four core principles: energy conservation and efficiency; reduced intensity; innovative technology and associated research and development; and, trading capacity, both domestically and globally.

The Company continues to implement flaring, venting and fuel and solution gas conservation programs. In 2008 the Company completed approximately 101 gas conservation projects, resulting in a reduction of 835,000 tonnes/year of CO2e. Over the past five years the Company has spent over $89 million to conserve the equivalent of over 6.3 million tonnes of CO2e. The Company also monitors the performance of its compressor fleet which is continually modified and optimized for maximum efficiency. These programs also influence and direct the Company's plans for new projects and facilities. The Horizon Project has incorporated advancements in technology to further reduce GHG emissions through maximizing heat integration, the use of cogeneration to meet steam and electricity demands and the design of the hydrogen production facility to enable CO2 capture and the sequestration of CO2 in oils sands tailings.

In its North Sea operations the Company continues to focus on implementing reduction programs based on efficiency audits of its major facilities. Projects to reduce GHG emissions included a flare recovery pilot study, change out of flare purge valves and introduction of water washing on turbines. The Produced Water Re-injection on Ninian Central was made permanent in 2008 during which time approximately 1.36 million cubic meters of produced water were re-injected to the reservoir. This resulted in approximately 18 tonnes of oil in produced water not being discharged to sea, a reduction of approximately 6%.

For  2008,  the  Company's  capital  expenditures   included  $38  million  for
abandonment expenditures (2007 - $71 million).

The Company's estimated undiscounted ARO at December 31, 2008 was as follows:

                                                           -----------
Estimated ARO, undiscounted ($millions)                    |    2008  |    2007
-----------------------------------------------------------|----------|---------
North America                                              | $ 3,165  | $ 3,038
North Sea                                                  |   1,216  |   1,286
Offshore West Africa                                       |      93  |     102
-----------------------------------------------------------|----------|---------
                                                           |   4,474  |   4,426
North Sea PRT recovery                                     |    (529) |    (555)
-----------------------------------------------------------|----------|---------
                                                           | $ 3,945  | $ 3,871
===========================================================|==========|=========

The estimate of ARO is based on estimates of future costs to abandon and restore the wells, production facilities and offshore production platforms. Factors that affect costs include number of wells drilled, well depth and the specific environmental legislation. The estimated costs are based on engineering estimates using current costs in accordance with present legislation and industry operating practice. The Company's strategy in the North Sea consists of developing commercial hubs around its core operated properties with the goal of increasing production, lowering costs and extending the economic lives of its production facilities, thereby delaying the eventual abandonment dates. The future abandonment costs incurred in the North Sea are estimated to result in a PRT recovery of $529 million (2007 - $555 million), as abandonment costs are an allowable deduction in determining PRT and may be


Canadian Natural Resources Limited                                            12
carried back to reclaim PRT previously paid. The expected PRT recovery reduces the Company's net undiscounted abandonment liability to $3,945 million (2007 - $3,871 million).

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

The Company's Canadian properties are primarily located in Alberta, British Columbia, Saskatchewan, Manitoba and the Northwest and Yukon Territories. Most of these properties are held under leases/licences obtained from the respective provincial or federal governments, which give the holder the right to explore for and produce crude oil and natural gas. The remainder of the properties are held under freehold (private ownership) lands.

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

An Alberta oil sands permit and oil sands primary lease is issued for five and fifteen years respectively. If the minimum level of evaluation of an oil sands permit is attained, a primary oil sands lease will be issued out of the permit. A primary oil sands lease is continued based on the minimum level of evaluation attained on such lease. Continued primary oil sands leases that are designated as "producing" will continue for their productive lives while those designated as "non-producing" can be continued by payment of escalating rentals.

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

The Alberta Government implemented its New Royalty Framework (NRF) effective January 1, 2009. The NRF includes a number of changes to royalty rates for natural gas, conventional crude oil, and oil sands production. Under the NRF, royalties payable are variable according to commodity prices and the productivity of wells.

The NRF for conventional crude oil and natural gas operates based on sliding scales ranging up to 50% determined by commodity prices and well productivity.

Government royalties on a significant portion of Alberta crude oil production fall under the oil sands royalty regime and are calculated on a project by project basis as a percentage of gross revenue less operating, capital and abandonment costs ("net profit"). For 2008 and prior years, royalties were calculated as 1% of gross revenues until the Company's capital investment in the applicable project were fully recovered, at which time the royalty increased to 25% of net profit. Effective January 1, 2009 the NRF includes the implementation of a sliding scale for oil sands royalties ranging from 1% to 9% on a gross revenue basis pre-payout and 25% to 40% on a net revenue basis post-payout depending on benchmark crude oil pricing.

In addition  to  government  royalties,  the  Company is  currently  subject to
federal  and  provincial   income  taxes  in  Canada  at  a  combined  rate  of
approximately 29% after allowable deductions.

During 2007, the Canadian Federal Government enacted income tax rate changes which decrease the Federal corporate income tax rate over a five year period from 21% in 2007, 19.5% in 2008, 19% in 2009, to 15% in 2012.


13                                            Canadian Natural Resources Limited

UNITED KINGDOM

Under existing law, the UK Government has broad authority to regulate the petroleum industry, including exploration, development, conservation and rates of production.

Crude oil and natural gas fields granted development approval before March 16, 1993 are subject to UK Petroleum Revenue Tax ("PRT") of 50% charged on crude oil and natural gas profits. Approvals granted on or after March 16, 1993 are exempted from PRT and government royalties. Profits for PRT purposes are calculated on a field-by-field basis by deducting field operating costs and field development costs from production and third-party tariff revenue. In addition, certain statutory allowances are available, which may reduce the PRT payable. There is no PRT on profits of decommissioned fields subsequently redeveloped, subject to certain conditions being met.

The Company is subject to UK Corporation Tax ("CT") on its UK profits at a current rate of 30%. PRT paid is deductible for CT purposes. An additional Supplementary Charge Tax ("SCT") of 20% is charged on crude oil and natural gas profits but excludes any deduction for financing costs. The deduction for crude oil and natural gas expenditures on capital items is generally 100% in the year incurred.

OFFSHORE WEST AFRICA

Terms of licences, including royalties and taxes payable on production or profit sharing arrangements, vary by country and, in some cases, by concession within each country.

Development of the Espoir Field in Block CI-26 and the Baobab Field in Block CI-40, offshore Cote d'Ivoire, are subject to Production Sharing Agreements ("PSA") that deem tax or royalty payments to the Government are met from the Government's share of profit oil. The current Corporate Income Tax rate in Cote d'Ivoire is 25% which is applicable to non PSA income.

The Olowi Field offshore Gabon is also under the terms of a PSA which deems tax or royalty payments to the Government are met from the Government's share of profit oil. The current Corporate Income Tax rate is 35% which is applicable to non PSA income.

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

Pursuant to a Plan of Arrangement, the Company acquired all of the outstanding shares of Rio Alto Exploration Ltd. ("RAX") in July 2002. On January 1, 2003, RAX and the Company amalgamated pursuant to the BUSINESS CORPORATIONS ACT (Alberta) under the name Canadian Natural Resources Limited.

On January 1, 2004, CanNat and the Company amalgamated pursuant to the BUSINESS CORPORATIONS ACT (Alberta) under the name Canadian Natural Resources Limited.

On November 2, 2006,  pursuant to a Purchase  and Sale  Agreement,  the Company acquired all of the outstanding shares of Anadarko Canada Corporation, a subsidiary of Anadarko Petroleum Corporation. On November 3, 2006 Anadarko Canada Corporation and a wholly owned subsidiary of the Company, 1266701 Alberta Ltd. amalgamated to form ACC-CNR Resources Corporation. On January 1, 2007, ACC-CNR Resources Corporation and the Company amalgamated pursuant to the BUSINESS CORPORATIONS ACT (Alberta) under the name Canadian Natural Resources Limited.


Canadian Natural Resources Limited                                            14

On January 1, 2008 Ranger Oil (International) Ltd., 764968 Alberta Inc., CNR International (Norway) Limited, Renata Resources Inc. and the Company amalgamated pursuant to the BUSINESS CORPORATIONS ACT (Alberta) under the name Canadian Natural Resources Limited.

The main operating subsidiaries and partnerships of the Company, percentage of voting securities owned either directly or indirectly, and their jurisdictions of incorporation are as follows:

SUBSIDIARY                                                         JURISDICTION OF INCORPORATION        % OWNERSHIP
----------                                                         -----------------------------        -----------
CanNat Energy Inc.                                                           Delaware                           100
CNR (ECHO) Resources Inc.                                                    Alberta                            100
CNR International (U. K.) Investments Limited                                England                            100
CNR International (U. K.) Limited                                            England                            100
CNR International Cote d'Ivoire SARL                                         Cote d'Ivoire                      100
CNR International (Olowi) Limited                                            Bahamas                            100
CNR Petro Resources Limited                                                  Alberta                            100
Horizon Construction Management Ltd.                                         Alberta                            100

PARTNERSHIP
Canadian Natural Resources Partnership                                       Alberta                            100
Canadian Natural Resources Northern Alberta Partnership                      Alberta                            100
CNR 2006 Partnership                                                         Alberta                            100

In  the  ordinary  course  of  business,   Canadian  Natural  restructures  its
subsidiaries  and  partnerships  to  maintain   efficient   operations  and  to
facilitate acquisitions and divestitures.

The consolidated financial statements of Canadian Natural include the accounts of the Company and all of its subsidiaries and partnerships.

GENERAL DEVELOPMENT OF THE BUSINESS - THREE YEAR HISTORY

2006

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

In November 2006, the Company completed the acquisition of Anadarko Canada Corporation ("ACC") for net cash consideration of $4,641 million, including working capital and other adjustments. The Company immediately integrated ACC into its ongoing operations. The land and production base acquired are located substantially in Western Canada and are natural gas weighted assets with a long reserve life. At the time, the assets produced in excess of 350 mmcf/d of natural gas and approximately 9,000 bbl/d of light crude oil and NGLs production. The assets acquired also included approximately 1.5 million net undeveloped acres and key strategic facilities in Northeast British Columbia and Northwest Alberta. In conjunction with the closing of the acquisition of ACC, the Company executed a $3,850 million, three-year non-revolving syndicated credit facility maturing in October 2009. In March 2007, $1,500 million of the credit facility was repaid reducing the facility to $2,350 million. In February 2009, $420 million of the credit facility was repaid reducing the facility to $1,930 million.

During 2006, the Company completed 83 transactions in the normal course to acquire additional interests in crude oil and natural gas properties. The aggregate net expenditure of the transactions was $4,801 million, including the ACC acquisition. The properties acquired are located in the Company's principal operating regions and are comprised of producing and non-producing leases together with related facilities. As well the Company participated in 48 transactions to dispose of non-core operated and non-operated properties for proceeds of $68 million. Included in this amount is a royalty disposition for $66 million.

15                                            Canadian Natural Resources Limited

2007

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

2008

On  January  17,  2008,  the  Company  issued  US$400  million  of 5 year 5.15%
unsecured notes maturing February 1, 2013, US$400 million of 10 year 5.90% unsecured notes maturing February 1, 2018 and US$400 million of 31 year 6.75% unsecured notes maturing February 1, 2039 pursuant to a US short form base shelf prospectus dated September 25, 2007.

In the third quarter of 2008, the Company committed 120,000 bbl/d to the Keystone Pipeline US Gulf Coast Expansion for a 20 year period, subject to regulatory approval. Concurrently the Company entered into a 20 year supply agreement with a major US refiner for 100,000 bbl/d of heavy crude oil to US Gulf Coast refineries, contingent on the completion of the Keystone Pipeline US Gulf Coast Expansion.

The Company entered into an agreement in August 2005 to obtain pipeline transportation service for the Horizon Project. The initial term of the agreement is 25 years, which commenced on the in-service date of November 1, 2008. The twinning of the existing Alberta Oil Sands Pipeline ("AOSPL"), resulting in two parallel pipelines, one of which is dedicated to Canadian Natural, combined with the new pipeline constructed from the Horizon Project site down to the AOSPL Terminal (collectively, the "Horizon Pipeline") will provide crude oil transportation service for the Horizon Project. In addition to having the option to renew the agreement for successive 10 year terms, the Company has the right to request incremental expansion of the Horizon Pipeline based upon applicable National Energy Board approved multi pipeline economics. This agreement allows the Company to gain access to major sales pipelines out of Edmonton for the Company's synthetic crude oil transportation service for the Horizon Project, while at the same time providing significant quality benefits associated with being the only shipper on the Horizon Pipeline.

During 2008, the Company completed 55 transactions in the normal course to acquire additional interests in crude oil and natural gas properties. The aggregate net expenditure of the transactions was $381 million. The properties acquired are located in the Company's principal operating regions and are comprised of producing and non-producing leases together with related facilities. As well, the Company participated in 33 transactions to dispose of non-core operated and non-operated properties for proceeds of $45 million.

2009

First synthetic crude oil production was achieved at the Horizon Project on February 28, 2009. First shipment into the Horizon Pipeline occurred on March 18, 2009. Capital expenditures are expected to be $621 million in 2009 for remaining Phase 1 construction, commissioning and inventory costs, as wells as sustaining capital costs and Tranche 2 expansion.

For 2009, the Company's overall conventional drilling activity in North America is expected to comprise approximately 142 natural gas wells and 465 crude oil wells, excluding stratigraphic and service wells. The company has reduced 2009 natural gas drilling in Alberta due to the anticipated future impact of royalty changes arising under the NRF which became effective January 1, 2009 and the current low prices received for natural gas. Forecasted conventional capital expenditures in North America for 2009 are currently expected to be approximately $1.7 billion, excluding property acquisitions and dispositions.

The Company's drilling activity in 2009 for the North Sea is expected to be 0.9 net platform wells with focus on building drilling and workover inventory for 2010. Capital expenditures are expected to be $141 million.

In Offshore West Africa, capital expenditures are expected to be $553 million in 2009, including $80 million to complete Phase 2 development of the Baobab Field in Cote d'Ivoire, where the Company is currently drilling the fourth and final well which is expected to be completed in the second quarter of 2009.

Canadian Natural Resources Limited                                            16

DESCRIPTION OF THE BUSINESS

Canadian Natural is a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil, NGLs, natural gas and bitumen production. The Company's principal core regions of operations are western Canada, the United Kingdom sector of the North Sea and Offshore West Africa.

The Company initiates, operates and maintains a large working interest in a majority of the prospects in which it participates. Canadian Natural's objectives are to increase crude oil and natural gas production, reserves, cash flow and net asset value on a per common share basis through the development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves.

The Company has a full complement of management, technical and support staff to pursue these objectives. As at December 31, 2008 the Company had 3,782 permanent employees in North America and 350 permanent employees in its international operations. Included in the North American numbers are the Horizon Project team, consisting of 1,245 permanent employees.

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

The Company's business approach is to maintain large project inventories and production diversification among each of the commodities it produces namely: natural gas, light/medium crude oil and NGLs, Pelican Lake crude oil (14-17(0) API oil, which receives medium quality crude netbacks due to lower production costs and lower royalty rates), primary heavy crude oil, and thermal heavy crude oil. The Company's operations are centred on balanced product offerings, which together provide complementary infrastructure and balance throughout the business cycle. Natural gas is the largest single commodity sold, accounting for 44% of 2008 production. Virtually all of the Company's natural gas and NGLs production is located in the Canadian provinces of Alberta, British Columbia and Saskatchewan and is marketed in Canada and the United States. Light/medium crude oil and NGLs, representing 22% of 2008 production, is located principally in the Company's North Sea and Offshore West Africa properties, with additional production in the provinces of Saskatchewan, British Columbia and Alberta. Primary and thermal heavy crude oil operations in the provinces of Alberta and Saskatchewan account for 28% of 2008 production. Other heavy crude oil, which accounts for 6% of 2008 production, is produced from the Pelican Lake area in north Alberta. This production is developed through a staged horizontal drilling program complimented by water and polymer flooding. Midstream assets, comprised of three crude oil pipelines and an electricity co-generation facility, provide cost effective infrastructure supporting the primary and thermal heavy and Pelican Lake crude oil operations.

With approximately 12.1 million net acres of core undeveloped land base, the Company believes it has sufficient project portfolios in each of the product offerings to provide growth for the next several years.


17                                            Canadian Natural Resources Limited

A.   PRINCIPAL CRUDE OIL, NATURAL GAS AND OIL SANDS PROPERTIES

DAILY PRODUCTION AND INFRASTRUCTURE

Set forth below is a summary of the conventional crude oil, NGLs and natural gas properties as at December 31, 2008. The information reflects the working interests owned by the Company. FPSO's, included under major infrastructure, are leased by the Company under varying terms.

                                                2008 Average Daily            2007 Average Daily            Major Infrastructure
                                                Production Rates                Production Rates              As at Dec 31, 2008
---------------------------------------------------------------------------------------------------------------------------------
Region                                                                                                                Batteries/
                                         Crude oil &                         Crude oil                     Compressors & Plants/
                                                NGLs    Natural gas             & NGLs   Natural gas                  Platforms/
                                              (mbbl)         (mmcf)             (mbbl)        (mmcf)                       FPSO
---------------------------------------------------------------------------------------------------------------------------------
NORTH AMERICA
     Northeast British Columbia                  5.9            377                7.0           430                   1/10/-/-
     Northwest Alberta                          16.4            531               17.0           596                   -/13/-/-
     Northern Plains                           200.7            382              201.4           418                   11/9/-/-
     Southern Plains                            12.2            177               12.7           196                    -/3/-/-
     Southeast Saskatchewan                      8.4              3                8.4             2                    -/-/-/-
     Non-core regions                            0.2              2                0.3             1                    -/-/-/-
---------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL
     North Sea UK Sector                        45.3             10               55.9            13                    -/-/5/1
     Offshore West Africa
        Cote d'Ivoire                           26.6             13               28.5            12                    -/-/-/2
        Gabon                                      -              -                  -             -                    -/-/-/-
     Non-core regions
        South Africa                               -              -                  -             -                    -/-/-/-
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                          315.7          1,495              331.2         1,668                  12/35/5/3
=================================================================================================================================




Canadian Natural Resources Limited                                            18

DEVELOPED AND UNDEVELOPED ACREAGE

The following table summarizes the Companies landholdings as at December 31, 2008.

                                                                                                                 Average Working
                                   Developed Acreage       Undeveloped Acreage            Total Acreage                 Interest
-----------------------------------------------------------------------------------------------------------------------------------
Region (thousands of acres)      Gross          Net       Gross            Net         Gross           Net                      %
-----------------------------------------------------------------------------------------------------------------------------------
NORTH AMERICA
     Northeast British

     Columbia                    1,478        1,107       3,037         2,227          4,515         3,334                     74
     Northwest Alberta           1,205          859       1,808         1,352          3,013         2,211                     73
     Northern Plains             4,126        3,326       7,354         6,452         11,480         9,778                     85
     Southern Plains             1,603        1,251         975           832          2,578         2,083                     81
     Southeast Saskatchewan         89           73         146           130            235           203                     87
       In-Situ Oil Sands            23           23         598           495            621           518                     84
       Horizon Oil Sands             -            -         115           115            115           115                    100
     Non-core regions               23            8       1,276           179          1,299           187                     14
-----------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL
     North Sea UK Sector           108           74         314           258            422           332                     79
     Offshore West Africa
        Cote d'Ivoire                7            4          95            55            102            59                     58
        Gabon                        -            -         152           137            152           137                     90
     Non-core regions
        South Africa                 -            -       4,002         4,002          4,002         4,002                    100
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                            8,662        6,725      19,872        16,234         28,534        22,959                     80
===================================================================================================================================






19                                            Canadian Natural Resources Limited

DRILLING ACTIVITY

Set forth below is a summary of conventional crude oil, NGLs and natural gas drilling activity of the Company for the fiscal year ending December 31, 2008 by geographic region:


                                                                          2008
----------------------------------------------------------------------------|-----------------------------------------------------
                                              Exploration                   |                     Development
----------------------------------------------------------------------------|-----------------------------------------------------
                             Crude    Natural    Dry      Service/    Total |Crude    Natural       Dry       Service/      Total
                                 Oil      Gas        Stratigraphic          |    Oil       Gas           Stratigraphic
----------------------------------------------------------------------------|-----------------------------------------------------
NORTH AMERICA                                                               |
   Northeast                                                                |
     British Columbia  Gross       -      2.0    2.0             -      4.0 |      -      26.0      4.0              -       30.0
                         Net       -      1.5    1.5             -      3.0 |      -      22.5      1.9              -       24.4
   Northwest Alberta   Gross     1.0     14.0    1.0             -     16.0 |   14.0      62.0      3.0            3.0       82.0
                         Net     0.6     12.6    0.9             -     14.1 |    8.9      54.0      2.6            2.2       67.7
   Northern Plains     Gross    27.0     14.0    5.0             -     46.0 |  583.0     131.0     22.0           33.0      769.0
                         Net    26.3     11.4    5.0             -     42.7 |  557.3      88.4     21.5           32.4      699.6
   Southern Plains     Gross     4.0      6.0    1.0             -     11.0 |   29.0     153.0      1.0              -      183.0
                         Net     4.0      6.0    1.0             -     11.0 |   26.9      72.8      1.0              -      100.7
   Southeast                                                                |
     Saskatchewan      Gross     6.0        -    2.0             -      8.0 |   57.0         -        -            2.0       59.0
                         Net     4.6        -    2.0             -      6.6 |   48.9         -        -            1.7       50.6
   Non-core Regions    Gross       -        -      -             -        - |      -       3.0      2.0              -        5.0
                         Net       -        -      -             -        - |      -       0.1      0.4              -        0.5
----------------------------------------------------------------------------|-----------------------------------------------------
NORTH SEA                                                                   |
UK SECTOR              Gross     1.0        -      -             -      1.0 |    2.0         -      1.0            1.0        4.0
                         Net     0.8        -      -             -      0.8 |    1.6         -      0.8            0.9        3.3
----------------------------------------------------------------------------|-----------------------------------------------------
OFFSHORE               Gross       -        -      -             -        - |    4.0         -        -            2.0        6.0
WEST AFRICA                                                                 |
                         Net       -        -      -             -        - |    2.3         -        -            1.8        4.1
----------------------------------------------------------------------------|-----------------------------------------------------
TOTAL                  GROSS    39.0     36.0   11.0             -     86.0 |  689.0     375.0     33.0           41.0    1,138.0
                         NET    36.3     31.5   10.4             -     78.2 |  645.9     237.8     28.2           39.0      950.9
============================================================================|=====================================================


Total success rate excluding service and stratigraphic test wells for 2008 is 96% (2007 - 91%, 2006 - 91%)




Canadian Natural Resources Limited                                            20


                                                                          2007
----------------------------------------------------------------------------|-----------------------------------------------------
                                              Exploration                   |                     Development
----------------------------------------------------------------------------|-----------------------------------------------------
                             Crude    Natural    Dry      Service/    Total |Crude    Natural       Dry       Service/      Total
                                 Oil      Gas        Stratigraphic          |    Oil       Gas           Stratigraphic
----------------------------------------------------------------------------|-----------------------------------------------------
NORTH AMERICA                                                               |
   Northeast British                                                        |
     Columbia          Gross       -      7.0      7.0          -       14.0|    3.0     45.0      12.0          -          60.0
                         Net       -      7.0      6.0          -       13.0|    2.9     35.1      10.1          -          48.1
   Northwest Alberta   Gross     1.0     23.0      5.0          -       29.0|   21.0    102.0      14.0        2.0         139.0
                         Net     1.0     16.4      3.8          -       21.2|   12.1     82.1       8.9        1.5         104.6
   Northern Plains     Gross    26.0     31.0     20.0       97.0      174.0|  545.0     82.0      44.0       49.0         720.0
                         Net    23.8     24.7     19.4       97.0      164.9|  500.6     70.9      42.4       48.8         662.7
   Southern Plains     Gross     1.0     14.0      1.0          -       16.0|   19.0    174.0       2.0        1.0         196.0
                         Net     1.0     13.4      1.0          -       15.4|   18.1    134.1       0.6        1.0         153.8
   Southeast                                                                |
     Saskatchewan      Gross     1.0        -        -          -        1.0|   27.0        -       2.0        4.0          33.0
                         Net     1.0        -        -          -        1.0|   23.0        -       0.4        4.0          27.4
   Non-core Regions    Gross       -        -        -          -          -|      -        -         -          -             -
                         Net       -        -        -          -          -|      -        -         -          -             -
----------------------------------------------------------------------------|-----------------------------------------------------
NORTH SEA                                                                   |
UK SECTOR              Gross       -        -        -          -          -|    4.0        -         -        4.0           8.0
                         Net       -        -        -          -          -|    3.7        -         -        3.5           7.2
----------------------------------------------------------------------------|-----------------------------------------------------
OFFSHORE               Gross       -        -        -          -          -|    7.0        -         -        1.0           8.0
WEST AFRICA                                                                 |
                         Net       -        -        -          -          -|    4.1        -         -        0.6           4.7
----------------------------------------------------------------------------|-----------------------------------------------------
TOTAL                  Gross    29.0     75.0     33.0       97.0      234.0|  626.0    403.0      74.0       61.0       1,164.0
                         Net    26.8     61.5     30.2       97.0      215.5|  564.5    322.2      62.4       59.4       1,008.5
============================================================================|=====================================================





21                                            Canadian Natural Resources Limited


                                                                          2006
----------------------------------------------------------------------------|-----------------------------------------------------
                                              Exploration                   |                     Development
----------------------------------------------------------------------------|-----------------------------------------------------
                             Crude    Natural    Dry      Service/    Total |Crude    Natural       Dry       Service/      Total
                                 Oil      Gas        Stratigraphic          |    Oil       Gas           Stratigraphic
----------------------------------------------------------------------------|-----------------------------------------------------
NORTH AMERICA                                                               |
   Northeast British                                                        |
     Columbia          Gross     2.0     19.0      6.0              -   27.0|   12.0    166.0      15.0          -          193.0
                         Net     2.0     15.1      5.6              -   22.7|   10.9    148.0      14.1          -          173.0
   Northwest Alberta   Gross     2.0     22.0     10.0              -   34.0|   19.0    165.0      19.0          -          203.0
                         Net     2.0     15.7      9.5              -   27.2|   12.5    137.1      14.6          -          164.2
   Northern Plains     Gross    18.0    110.0     31.0          129.0  288.0|  504.0    175.0      40.0       78.0          797.0
                         Net    13.6     90.6     28.2          128.9  261.3|  470.4    128.1      36.1       78.0          712.6
   Southern Plains     Gross     2.0     34.0      9.0              -   45.0|    6.0    154.0       1.0          -          161.0
                         Net     2.0     29.8      8.4              -   40.2|    4.2     74.4       1.0          -           79.6
   Southeast                                                                |
     Saskatchewan      Gross       -        -        -              -      -|   84.0        -       2.0          -           86.0
                         Net       -        -        -              -      -|   72.7        -       2.0          -           74.7
   Non-core Regions    Gross       -      2.0        -              -    2.0|    2.0      8.0         -        1.0           11.0
                         Net       -      0.6        -              -    0.6|    0.5      2.2         -        1.0            3.7
----------------------------------------------------------------------------|-----------------------------------------------------
NORTH SEA                                                                   |
UK SECTOR              Gross       -        -        -              -      -|    8.0        -         -        2.0           10.0
                         Net       -        -        -              -      -|    7.4        -         -        1.8            9.2
----------------------------------------------------------------------------|-----------------------------------------------------
OFFSHORE               Gross       -        -        -              -      -|    7.0        -         -        3.0           10.0
WEST AFRICA                                                                 |
                         Net       -        -        -              -      -|    4.1        -         -        1.7            5.8
----------------------------------------------------------------------------|-----------------------------------------------------
TOTAL                  Gross    24.0    187.0     56.0          129.0  396.0|  642.0    668.0      77.0       84.0        1,471.0
                         Net    19.6    151.8     51.7          128.9  352.0|  582.7    489.8      67.8       82.5        1,222.8
============================================================================|=====================================================





Canadian Natural Resources Limited                                            22

PRODUCING CRUDE OIL & NATURAL GAS WELLS

Set forth below is a summary of the number of gross and net wells within the Company that were producing or capable of producing as of December 31, 2008:

                                      Natural gas wells                  Crude oil wells                      Total wells
                                   Gross               Net            Gross              Net             Gross               Net
---------------------------------------------------------------------------------------------------------------------------------
NORTH AMERICA
   Northeast British Columbia     1,568           1,297.5               223            191.4             1,791           1,488.9
   Northwest Alberta              2,173           1,696.6               588            334.5             2,761           2,031.1
   Northern Plains                4,057           3,281.8             5,800          5,276.2             9,857           8,558.0
   Southern Plains                7,405           6,236.6             1,169          1,073.3             8,574           7,309.9
   Southeast Saskatchewan             2               2.0             1,239            878.7             1,241             880.7
   Non-core regions                  69              24.2               127             23.8               196              48.0
UNITED STATES                         4               0.4                 2              0.3                 6               0.7
NORTH SEA UK SECTOR                   2               0.1               111             93.8               113              93.9
OFFSHORE WEST AFRICA
   Cote d'Ivoire                      -                 -                23             13.4                23              13.4
---------------------------------------------------------------------------------------------------------------------------------
Total                            15,280          12,539.2             9,282          7,885.4            24,562          20,424.6
=================================================================================================================================

Any reserves data in the following property report is based on the applicable independent engineering report. See "Conventional Crude Oil, NGLs and Natural Gas Reserves" and "Oil Sands Mining Reserves".

NORTHEAST BRITISH COLUMBIA

[GRAPHIC OMITTED -- Map of Canadian Natural Lands in the NE BC Area]




Significant geological variation extends throughout the productive reservoirs in this region located west of the British Columbia and Alberta border to Prince George, producing light crude oil, NGLs and natural gas.

Crude oil reserves are found primarily in the Halfway formation, while natural gas and associated NGLs are found in numerous carbonate and sandstone formations at depths up to 4,500 vertical meters. The exploration strategy focuses on comprehensive evaluation through two-dimensional seismic, three-dimensional seismic and targeting economic prospects close to existing infrastructure. The region has a mix of low risk multi-zone targets, deep higher risk exploration plays and emerging unconventional shale gas plays. The 2006 acquisition of ACC significantly increased the asset base in this area. The southern portion of this region encompasses the Company's BC Foothills assets where natural gas is produced from the deep Mississippian and Triassic aged reservoirs in this highly deformed structural area.


23                                            Canadian Natural Resources Limited

NORTHWEST ALBERTA

[GRAPHIC OMITTED -- Map of Canadian Natural Lands in the NE AB Area]




This region is located along the border of British Columbia and Alberta west of Edmonton. The majority of the Company's initial holdings in the region were obtained through the 2002 acquisition of Rio Alto Exploration; subsequent to 2002 the Company augmented these holdings with additional land purchases, acquisitions and in 2006 the purchase of the ACC assets. The ACC acquisition added two very prospective properties to this region, Wild River and Peace River Arch. The Wild River assets provide a premium developed and undeveloped land base in the deep basin, multi-zone gas fairway and the Peace River Arch assets provide premium lands in a multi-zone region along with key infrastructure. Northwest Alberta provides exploration and exploitation opportunities in combination with an extensive owned and operated infrastructure. In this region, Canadian Natural produces liquids rich natural gas from multiple, often technically complex horizons, with formation depths ranging from 700 to 4,500 meters. The northern portion of this core region provides extensive multi-zone Cretaceous opportunities similar to the geology of the Company's Northern Plains core region. The Company is also pursuing development of a Doig shale gas play in this region. The southern portion provides exploration and development opportunities in the regionally extensive Cretaceous Cardium formation and in the deeper, tight gas formations throughout the region. The Cardium is a complex, tight natural gas reservoir where high productivity may be achieved due to greater matrix porosity or natural fracturing. The south western portion of this region also contains significant Foothills assets with natural gas produced from the deep Mississippian and Triassic aged reservoirs.

NORTHERN PLAINS

[GRAPHIC OMITTED -- Map of Canadian Natural Lands in the Northern Plains Area]




Canadian Natural Resources Limited                                            24

This region extends just south of Edmonton north to Fort McMurray and from the Northwest Alberta area extending into western Saskatchewan. Over most of the region, both sweet and sour natural gas reserves are produced from numerous productive horizons at depths up to approximately 1,500 meters. In the southwest portion of the region, NGLs and light crude oil are also encountered at slightly greater depths. The region continues to be one of the Company's largest natural gas producing regions.

Natural gas in this region is produced from shallow, low-risk, multi-zone prospects and more recently from the Horseshoe Canyon CBM. The Company targets low-risk exploration and development opportunities and plans to expand its commercial Horseshoe Canyon CBM project. Evaluation of the potential production of CBM from the Mannville coals commenced in 2006 with the drilling of three horizontal wells. The three well pilot was deemed not commercial and the wells were suspended in 2008.

Near Lloydminster, Alberta, reserves of heavy crude oil (averaging 12(Degree)-14(degree) API) and natural gas are produced through conventional vertical, slant and horizontal well bores from a number of productive horizons up to 1,000 meters deep. The energy required to flow the heavy crude oil to the wellbore in this type of heavy crude oil reservoir comes from solution gas. The crude oil viscosity and the reservoir quality will determine the amount of crude oil produced from the reservoir which will vary from 3% to 20% of the original crude oil in place. A key component to maintaining profitability in the production of heavy crude oil is to be a low-cost producer. The Company continues to achieve low costs producing heavy crude oil by holding a dominant position that includes a significant land base and an extensive infrastructure of batteries and disposal facilities.

The Company's holdings in this region of primary heavy oil production are the result of Crown land purchases and several acquisitions including Sceptre Resources, Ranger Oil and Petrovera, as well as acquisitions from Koch Exploration. Included in this area is the 100% owned ECHO Pipeline system which is a high temperature, insulated crude oil transportation pipeline that eliminates the requirement for field condensate blending. The pipeline, which has a capacity of up to 72,000 bbl/d, enables the Company to transport its own production volumes at a reduced operating cost as well as earn third-party transportation revenue. This transportation control enhances the Company's ability to control the full spectrum of costs associated with the development and marketing of its heavy crude oil.

Included in the northern part of this region, approximately 200 miles north of Edmonton, are the Company's holdings at Pelican Lake. These assets produce crude oil from the Wabasca formation with gravities of 14(Degree)-17(Degree) API. Production costs are low due to the absence of sand production, its associated disposal requirements and the gathering and pipeline facilities in place. The Company has the major ownership position in the necessary infrastructure, including roads, drilling pads, gathering and sales pipelines, batteries, gas plants and compressors, to ensure economic development of the large crude oil pool located on the lands, including the 62% owned and operated Pelican Lake Pipeline. The Company holds and controls approximately 75% of the known Wabasca crude oil pool in the Pelican Lake area. It is estimated the Wabasca pool contains approximately four billion barrels of original crude oil in place but is only expected to achieve less than a 5% average recovery factor using primary production on the Company's developed leases. The Company is using an Enhanced Oil Recovery ("EOR") scheme through both water and polymer flooding to increase the ultimate recoveries from the field. To date approximately 11% of the field has been converted to waterflood and there are three producing polymer production wells and 70 polymer injection wells. Pelican Lake production averaged approximately 37,000 bbl/d in 2008 (2007-34,000 bbl/d). The Company is continuing to drill and convert wells to polymer injection in 2009.

Production  from the 100% owned  Primrose  and Wolf Lake  Fields  located  near
Bonnyville, Alberta involves processes that utilize steam to increase the recovery of the heavy (10(Degree)-11(Degree)API) crude oil. The two processes employed by the Company are Cyclic Steam Stimulation (CSS) and Steam Assisted Gravity Drainage ("SAGD"). Both recovery processes inject steam to heat the heavy crude oil deposits, reducing the oil viscosity and thereby improving its flow characteristics. There is also an infrastructure of gathering systems, a processing plant with a capacity of 119,500 bbl/d, and the 15% Company owned Cold Lake Pipeline. The Company also holds a 50% interest in a co-generation facility capable of producing 84 megawatts of electricity for the Company's use and sale into the Alberta power grid at pool prices. Since acquiring the assets from BP Amoco in 1999, the Company has successfully converted the field from low-pressure steaming to high-pressure steaming. This conversion resulted in a significant improvement in well productivity and in ultimate oil recovery. A mature SAGD heavy oil project in which the Company holds a 50% interest is also in operation in the Saskatchewan portion of this region. The Regulatory application for the Kirby In-Situ Oil Sands Project located approximately 85 km northeast of Lac La Biche was submitted in September 2007 outlining the Company's plan to build a 45,000 bbl/d in-situ oil sands project. Final corporate sanction and project scope will be impacted by environmental regulations and their associated costs. Subject to regulatory approval, crude oil pricing, and capital costs, the Company may proceed with the detailed engineering and design work.


25                                            Canadian Natural Resources Limited

In 2007 the Company received regulatory approval for its Primrose East project, a new facility located about 15 kilometers from its existing Primrose South steam plant and 25 kilometers from its Wolf Lake central processing facility. The Company began construction in 2007 and first oil production was achieved in late October 2008. The expansion added 40,000 bbl/d of capacity. Subsequent to December 31, 2008, operational issues on one of the pads caused steaming to cease on all well pads resulting in the Company switching from the steaming cycle to the production cycle ahead of schedule. The Company is working on rectifying the issue.

SOUTHERN PLAINS AND SOUTHEAST SASKATCHEWAN

[GRAPHIC OMITTED -- Map of Canadian Natural Lands in the Southern Plans / Saskatchewan Areas]





The Southern Plains area is principally located south of the Northern Plains area to the United States border and extending into western Saskatchewan.

Reserves of natural gas, condensate and light gravity crude oil are contained in numerous productive horizons at depths up to 2,300 meters. Unlike the Company's other three natural gas producing regions, which have areas with limited or winter access only, drilling can take place in this region throughout the year. It is economic to drill shallow wells with reduced well spacings in this region despite having smaller overall reserves and lower productivity per well since they achieve a favourable rate of return on capital employed with low drilling costs and long life reserves. The Company's extensive shallow gas assets in this region were augmented by the 2006 acquisition of ACC.

The Company maintains a large inventory of drillable locations on its land base in this region. This region is one of the more mature regions of the Western Canadian Sedimentary Basin and requires continual operational cost control through efficient utilization of existing facilities, flexible infrastructure design and consolidation of interests where appropriate.

The Williston Basin is located in Southeast Saskatchewan with lands extending into Manitoba. This region became a core region of the Company in mid 1996 with the acquisition of Sceptre. This region produces primarily light sour crude oil from as many as seven productive horizons found at depths up to 2,700 meters.


Canadian Natural Resources Limited                                            26

HORIZON OIL SANDS PROJECT

[GRAPHIC OMITTED -- Map of Canadian Natural Lands in the Horizon Oil Sands Project]




Canadian Natural owns a 100% working interest in its Athabasca Oil Sands leases in northern Alberta, of which a portion (being lease 18) is subject to a 5% net carried interest in the bitumen development. The Horizon Project is located on these leases, about 70 kilometers north of Fort McMurray. Figure 1 shows the location of the Horizon Project within Alberta and within the region and Table 1 describes the leases the Company holds in the region.

FIGURE 1 - LOCATION OF THE HORIZON OIL SANDS PROJECT

[GRAPHIC OMITTED -- Map of  Horizon Oil Sands Project]
[GRAPHIC OMITTED -- second Map of  Horizon Oil Sands Project]


27                                            Canadian Natural Resources Limited

TABLE 1 - CANADIAN NATURAL ATHABASCA REGION OIL SAND LEASES

Short lease name    Official lease number     Lease expiry date(1)    Area in hectares
---------------------------------------------------------------------------------------
Lease 18                        727912T18   Continued Producing(2)              19,988
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
Lease 6                        7597050T06              May 6, 2012               2,584
Lease 7                        7597050T07              May 6, 2012               1,144
=======================================================================================

(1) The Company can apply for an extension of the leases past the expiry date.
(2) Pursuant to Section 14 of the Oil Sands Tenure Regulation.

The leases being developed for the Horizon Project are 18, 25, 10, 19 and 20. The project site is accessible by a private road as well as a private airstrip.

The project includes surface oil sands mining, bitumen extraction, bitumen upgrading and associated infrastructure. Mining of the oil sands is done using conventional truck and shovel technology. The ore is then processed through extraction and froth treatment facilities to produce bitumen, which is upgraded on-site into 34 O API SCO. The SCO is transported from the site by the Horizon Pipeline to the Edmonton area for distribution. An on-site cogeneration plant provides power and steam for the operation.

In June 2002, Canadian Natural filed an application for regulatory approval of the Horizon Project. The application included a comprehensive environmental impact assessment and a social and economic assessment and was accompanied by public consultation. A federal-provincial regulatory Joint Review Panel (the "Panel") examined the project in a public hearing in September 2003. The Panel issued its decision report in January 2004, finding the Horizon Project was in the public interest. An Alberta Order-in-Council approval was received in February 2004. Subsequently key approvals were received from Alberta Environment under the ENVIRONMENTAL PROTECTION ACT and WATER ACT, and from Fisheries and Oceans Canada under the FISHERIES ACT.

Site clearing and pre-construction preparation activities commenced in 2004 and the Company received project sanction by the Board of Directors in February 2005, authorizing management to proceed with Phase 1 of the Horizon Project.

First synthetic crude oil production was achieved on February 28, 2009. Full production capacity for Phase 1 is 110,000 bbl/d of SCO and is expected to be achieved in late 2009.

Subsequent planned expansion through Phases 2/3, further broken down into a series of four Tranches, are being re-profiled in order to attain better cost management.

Horizon Project Phase 1 construction costs were approximately $2.7 billion in 2008 and cumulative construction expenditures were approximately $9.5 billion through the end of 2008. In addition, $364 million of expenditures were incurred for commissioning costs and operating and capital inventory for Phase 1 and capital expenditures of $336 million were incurred for Phases 2 and 3. Forecasted expenditures of $621 million are expected to be incurred in 2009 for remaining Phase 1 construction costs, commissioning and inventory costs, as well as sustaining capital costs and Tranche 2 expansion. The total construction cost to completion is expected to be 43% over the original $6.8 billion estimate. These expenditures are direct project costs only and do not include capitalized interest, stock based compensation or lease evaluation.

During the fourth quarter 2008, the Company drilled 92 stratigraphic test wells (2007 - 98, 2006 - 163) to further delineate the ore body and confirm resource quality and quantity.


Canadian Natural Resources Limited                                            28

As of year-end 2008, key development achievements associated with the Horizon Project were as follows:

     o    Phase 1 work progress is 98.9% complete.

     o Mine operations has removed 87.8 million bank cubic meters of overburden material.

REGIONAL AND PROJECT GEOLOGY

Lease 18, the main oil sands lease for the Horizon Project, has a gradual topographic slope from west to east. To the west, the topography begins to rise into the Birch Mountains and reaches an elevation of 485 meters above sea level in the northwest corner of the lease. To the east, the elevation drops sharply at the Athabasca River escarpment to 230 meters above sea level along the river. The Tar and Calumet Rivers flow through the lease.

In the area of the Horizon Project, the oil sands resource is found within the Cretaceous McMurray Formation. The McMurray Formation is comprised of a sequence of uncemented quartz sands and associated shales that reside above the unconformity with the underlying Upper Devonian carbonates (limestone) of the Waterways Formation. The McMurray Formation at the site of the Horizon Project is subdivided into three informal members: lower, middle, and upper. These informal divisions correspond to changes in the depositional environments within the McMurray from predominantly fluvial to tidal/estuarine through to tidal/marine conditions. Most of the Horizon Project's oil sands resource is found within the lower and middle McMurray. The general stratigraphy of the Horizon Project is shown in Figure 2.

FIGURE 2 - GENERAL STRATIGRAPHY OF THE HORIZON OIL SANDS PROJECT

[GRAPHIC OMITTED -- General Stratigraphy]






29                                            Canadian Natural Resources Limited

OIL SANDS MINING RESERVES

The following table sets out Canadian Natural's net reserves, after royalties, of synthetic crude oil from the Horizon Project:

                                                     Constant Prices
                                                 As at December 31, 2008
--------------------------------------------------------------------------------
                                                                    Proved and
                                           Proved Total               Probable
--------------------------------------------------------------------------------
Net reserves, after royalties (mmbbl)
   Synthetic crude oil                          1,946                   2,944
================================================================================

NOTE: SYNTHETIC CRUDE OIL RESERVES ARE BASED ON THE UPGRADING OF BITUMEN USING TECHNOLOGIES IMPLEMENTED AT THE HORIZON PROJECT.

For the year ended December 31, 2008, the Company retained GLJ to evaluate 100% of Phase 1 to Phase 3 of the Horizon Project and prepare an Evaluation Report on the Company's proved and probable oil sands mining reserves incorporating both the mining and upgrading projects. These reserves were evaluated adhering to the requirements of SEC Industry Guide 7 using constant pricing and have been disclosed separately from the Company's conventional proved and probable crude oil, NGLs and natural gas reserves. The 2.9 billion barrels of net proved and probable synthetic crude oil reserves shown in the table are produced from 38 years of projected production commencing in 2009.

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



Canadian Natural Resources Limited                                            30

FIGURE 3 - HORIZON OIL SANDS PROJECT RESOURCE AREAS AND GENERAL LAYOUT

[GRAPHIC OMITTED --- map]














31                                            Canadian Natural Resources Limited

FIGURE 4 - HORIZON OIL SANDS PROJECT CORE HOLE COVERAGE

[GRAPHIC OMITTED -- map]








Canadian Natural Resources Limited                                            32

UNITED KINGDOM NORTH SEA

[GRAPHIC OMITTED --  map]



Through its wholly owned subsidiary CNR International (U.K.) Limited, formerly Ranger Oil (U.K.) Limited, the Company has operated in the North Sea for over 30 years and has developed a significant database, extensive operating experience and an experienced staff. In 2008, the Company produced from 13 crude oil fields.

The northerly fields are centered around the Ninian Field where the Company has an 87.1% working interest. The central processing facility is connected to other fields including the Columba Terraces and Lyell Fields where the Company operates with working interests of 91.6% to 100%. The Company also has an interest in the Strathspey Field and 12 licences covering 20 exploration blocks and part blocks surrounding the Ninian and Murchison platforms. The Company also has a 66.5% working interest in the abandoned Hutton Field.

In the central portion of the North Sea, the Company holds a 87.6% operated working interest in the Banff Field and also owns a 45.7% operated working interest in the Kyle Field. Production from the Kyle Field is processed through the Banff FPSO facilities resulting in lower combined production costs from these fields.

The Company holds a 100% operated working interest in T-block (comprising the Tiffany, Toni and Thelma Fields).

The Company receives tariff revenue from other field owners for the processing of crude oil and natural gas through some of the processing facilities. Opportunities for further long-reach well development on adjacent fields are provided by the existing processing facilities.

During 2008 two production wells were completed at Murchison and one production well was completed at Ninian with an additional well in progress at Ninian at year end. The Company also drilled one water injection well at Ninian and further increased volumes injected in to the Ninian reservoir.

The Company continued with its planned investment in its long-term facilities and infrastructure strategy and successfully carried our maintenance turnarounds at all five installations during the year. With the Murchison turnaround, the Company implemented a new control system which has resulted in improved platform uptime.

In the first quarter 2009, the Company commenced drilling on Deep Banff a high temperature, high pressure, natural gas exploration well. Upon successful discovery the net interest to the Company increases from 18% to 37%. Results are expected in the second quarter of 2009.


33                                            Canadian Natural Resources Limited

OFFSHORE WEST AFRICA

COTE D'IVOIRE

[GRAPHIC OMITTED]




The Company owns interests in two exploration licences offshore Cote d'Ivoire.

The Company has a 58.7% operated interested in the Espoir Field in Block CI-26 which is located in water depths ranging from 100 to 700 meters. Production from East Espoir commenced in 2002 and development drilling of West Espoir was completed in 2008. Crude oil from the East and West Espoir Fields is produced to an FPSO with the associated natural gas delivered onshore through a subsea pipeline for local power generation. Progress on the Facility Upgrade Project to increase capacity of the FPSO continues and is expected to be completed in third quarter 2009.

The Company also has a 58% interest in the Baobab Field, identified in Block CI-40, which is eight kilometers south of the Espoir facilities. Problems with the control of sand and solids production led to five of the ten production wells at Baobab being shut in during 2007. The Company secured a deepwater rig that was mobilized in early second quarter 2008 which enabled work to begin on the restoration of the shut-in production with three wells being onstream by year end. A fourth and final well is expected to be completed in the second quarter of 2009.

To date political unrest which has occurred from time to time in Cote d'Ivoire has had no impact on the Company's operations. The Company has developed contingency plans to continue Cote d'Ivoire operations from a nearby country if the situation warrants such a move.


Canadian Natural Resources Limited                                            34

GABON

     [GRAPHIC OMITTED][GRAPHIC OMITTED]




The Company has a permit comprising a 90% operating interest in the production sharing agreement for the block containing the Olowi Field. The field is located about 20 kilometers from the Gabonese coast and in 30 meters water depth. Delays in construction of the FPSO which arrived on location in February 2009, have resulted in first oil being expected in the first half of 2009. Two appraisal wells and two production wells have been drilled and development activity is continuing. It is planned that in total 28 horizontal production wells plus one gas injector well will be drilled. Crude oil production will rely on a gas cap expansion supplemented by re-injection of the produced solution gas. Production is expected to ramp up to a plateau rate of approximately 20,000 bbl/d in 2010.



35                                            Canadian Natural Resources Limited

B. CONVENTIONAL CRUDE OIL, NGLS, AND NATURAL GAS RESERVES

For the year ended December 31, 2008, the Company retained a qualified independent reserves evaluator, Sproule Associates Limited ("Sproule"), to evaluate 100% of the Company's conventional proved, as well as proved and probable crude oil, NGLs and natural gas reserves and prepare Evaluation Reports on these reserves. Conventional crude oil, NGLs and natural gas reserves include all of the Company's light/medium, primary heavy, and thermal heavy crude oil, natural gas, coal bed methane and NGLs reserves. They do not include the Company's oil sands mining reserves. The Company has been granted an exemption from certain of the provisions of National Instrument 51-101 - "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada. This exemption allows the Company to substitute SEC requirements for certain disclosures required under NI 51-101. There are three principal differences between the two standards. The first is the requirement under NI 51-101 to disclose both proved and proved and probable reserves, as well as the related net present value of future net revenues using forecast prices and costs. The second is in the definition of proved reserves; however, as discussed in the Canadian Oil and Gas Evaluation Handbook ("COGEH"), the standards that NI 51-101 employs, the difference in estimated proved reserves based on constant pricing and costs between the two standards is not material. The third is the requirement to disclose a gross reserve reconciliation (before the consideration of royalties). The Company discloses its conventional crude oil, NGLs, and natural gas reserve reconciliations net of royalties in adherence to SEC requirements.

The Company annually discloses proved conventional reserves and the standardized measure of discounted future net cash flows using year-end constant prices and costs as mandated by the SEC in the supplementary crude oil and natural gas information section of the Company's Annual Report and in its annual Form 40-F filing with the SEC. The Company has elected to provide the net present value of these same conventional proved reserves as well as its conventional proved and probable reserves and the net present value of these reserves under the same parameters as additional voluntary information. Net present values of conventional reserves are based upon discounted cash flows prior to the consideration of income taxes and existing asset abandonment liabilities. Future development costs and associated material well abandonment liabilities have been applied. The Company has also elected to provide both proved, and proved and probable conventional reserves and the net present value of these reserves using forecast prices and costs as additional voluntary information, which is disclosed in this Annual Information Form.

The Reserves Committee of the Company's Board of Directors has met with and carried out independent due diligence procedures with Sproule to review the qualifications of and procedures used by the evaluator in determining the estimate of the Company's quantities and net present value of remaining conventional crude oil, NGLs and natural gas reserves.

The following tables summarize the evaluations of conventional reserves and estimated net present values of these reserves at December 31, 2008.

THE ESTIMATED NET PRESENT VALUES OF RESERVES CONTAINED IN THE FOLLOWING TABLES ARE NOT TO BE CONSTRUED AS A REPRESENTATION OF THE FAIR MARKET VALUE OF THE PROPERTIES TO WHICH THEY RELATE. THE ESTIMATED FUTURE NET REVENUES DERIVED FROM THE ASSETS ARE PREPARED PRIOR TO CONSIDERATION OF INCOME TAXES AND EXISTING ASSET ABANDONMENT LIABILITIES. ONLY FUTURE DEVELOPMENT COSTS AND ASSOCIATED FUTURE MATERIAL WELL ABANDONMENT LIABILITIES HAVE BEEN APPLIED. NO INDIRECT COSTS SUCH AS OVERHEAD, INTEREST AND ADMINISTRATIVE EXPENSES HAVE BEEN DEDUCTED FROM THE ESTIMATED FUTURE NET REVENUES. OTHER ASSUMPTIONS AND QUALIFICATIONS RELATING TO COSTS, PRICES FOR FUTURE PRODUCTION AND OTHER MATTERS ARE SUMMARIZED IN THE NOTES TO THE FOLLOWING TABLES. THERE IS NO ASSURANCE THAT THE PRICE AND COST ASSUMPTIONS CONTAINED IN EITHER THE CONSTANT OR FORECAST CASES WILL BE ATTAINED AND VARIANCES COULD BE MATERIAL.


Canadian Natural Resources Limited                                            36

NET CONVENTIONAL CRUDE OIL, NGLS AND NATURAL GAS RESERVES (NET OF ROYALTIES)

                                                                               Constant Prices and Costs
-----------------------------------------------------------------------------------------------------------------------------------
                                                 Crude oil & NGLs (mmbbl)                         Natural gas (bcf)
                                                                   Total proved &                                  Total proved &
                                     Total proved reserves      probable reserves   Total proved reserves       probable reserves
-----------------------------------------------------------------------------------------------------------------------------------
NORTH AMERICA
    Canada                                             948                  1,599                   3,521                   4,617
    United States                                        -                      -                       2                       2
INTERNATIONAL
    United Kingdom                                     256                    399                      67                      94
    Cote d'Ivoire                                      124                    170                      94                     131
    Gabon                                               18                     21                       -                       -
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                1,346                  2,189                   3,684                   4,844
===================================================================================================================================


CONVENTIONAL CRUDE OIL, NGLS AND NATURAL GAS RESERVES

                                                                               Constant Prices and Costs
----------------------------------------------------------------------------------------------------------------------------------
                                                     Crude oil & NGLs (mmbbl)                           Natural gas (bcf)
                                          Company gross                     Net           Company gross                     Net
----------------------------------------------------------------------------------------------------------------------------------
Proved developed reserves                            704                     632                   3,271                   2,824
Proved undeveloped reserves                          766                     714                     980                     860
----------------------------------------------------------------------------------------------------------------------------------
TOTAL PROVED RESERVES                              1,470                   1,346                   4,251                   3,684
TOTAL PROVED & PROBABLE RESERVES                   2,371                   2,189                   5,584                   4,844
===================================================================================================================================


ESTIMATED NET PRESENT VALUE

                                                                     Constant Prices and Costs
----------------------------------------------------------------------------------------------------------------------------------
                                            Undiscounted                              Discounted at:
($ millions)                                                                  10%                     15%                     20%
----------------------------------------------------------------------------------------------------------------------------------
Proved developed reserves                 $        19,328                  12,987                  11,253                   9,980
Proved undeveloped reserves               $         7,690                   2,200                   1,164                     521
----------------------------------------------------------------------------------------------------------------------------------
TOTAL PROVED RESERVES                     $        27,018                  15,187                  12,417                  10,501
TOTAL PROVED & PROBABLE RESERVES          $        39,216                  19,264                  15,179                  12,484
===================================================================================================================================

37                                            Canadian Natural Resources Limited

CONVENTIONAL CRUDE OIL, NGLS AND NATURAL GAS RESERVES

                                                                                   Forecast Prices and Costs
----------------------------------------------------------------------------------------------------------------------------------
                                                           Crude oil & NGLs (mmbbl)                        Natural gas (bcf)
                                                  Company gross                  Net          Company gross                  Net
----------------------------------------------------------------------------------------------------------------------------------
Proved developed reserves                                   813                  683                  3,355                2,813
Proved undeveloped reserves                                 750                  604                    985                  827
----------------------------------------------------------------------------------------------------------------------------------
TOTAL PROVED RESERVES                                     1,563                1,287                  4,340                3,640
TOTAL PROVED & PROBABLE RESERVES                          2,430                1,968                  5,702                4,759
===================================================================================================================================

ESTIMATED NET PRESENT VALUES

                                                                         Forecast Prices and Costs
----------------------------------------------------------------------------------------------------------------------------------
($ millions)                                             Undiscounted                                  Discounted at:
                                                                                  10%                   15%                   20%
----------------------------------------------------------------------------------------------------------------------------------
Proved developed reserves                   $            46,341   $            25,995  $             21,552  $             18,522
Proved undeveloped reserves                 $            35,554   $            11,992  $              8,096  $              5,744
----------------------------------------------------------------------------------------------------------------------------------
TOTAL PROVED RESERVES                       $            81,895   $            37,987  $             29,648  $             24,266
TOTAL PROVED & PROBABLE RESERVES            $           130,876   $            52,770  $             39,560  $             31,427
===================================================================================================================================

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


Canadian Natural Resources Limited                                            38

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

9. The constant price and cost case assumes that prices in effect at year-end 2008 adjusted for quality and transportation as well as the 2008 costs are held constant over life. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Evaluation Report. Product prices have been held constant at the 2008 values shown below. In addition, operating and capital costs have not been increased on an inflationary basis.

     The crude oil and  natural  gas  constant  prices  used in the  Evaluation
     Reports   are  as   follows   (based  on  a  foreign   exchange   rate  of
     US$0.82/C$1.00):


                                        Natural gas                |                            Crude oil & NGLs
     --------------------------------------------------------------|----------------------------------------------------------------
                 Company                                           |  Company                   Hardisty
                 average    Henry Hub                Huntingdon/   |  average      WTI @           Heavy    Edmonton    North Sea
                   price    Louisiana          AECO        Sumas   |    price  Cushing(1) 12(degree) API      Par(2)        Brent
     (Year)      (C$/mcf)  (US$/mmbtu)    (C$/mmbtu)   (C$/mmbtu)  |  (C$/bbl)   (US$/bbl)       (C$/bbl)    (C$/bbl)    (US$/bbl)
     --------------------------------------------------------------|----------------------------------------------------------------
     2008           6.51         5.63          6.34         7.48   |    34.51       44.60          26.11       45.51        41.76
     ==============================================================|================================================================

     (1) "WTI @ CUSHING" REFERS TO THE PRICE OF WEST TEXAS INTERMEDIATE CRUDE OIL AT CUSHING, OKLAHOMA.
     (2) "EDMONTON PAR" REFERS TO THE PRICE OF LIGHT GRAVITY (40(degree) API), LOW SULPHUR CONTENT CRUDE OIL AT EDMONTON, ALBERTA.

10. The forecast price and cost cases assume the continuance of current laws and regulations, and any increases in wellhead selling prices also take inflation into account. Sales prices are based on reference prices as detailed below and adjusted for quality and transportation. Costs are escalated at 2% per year. Future crude oil, NGLs and natural gas price forecasts were based on Sproule's December 31, 2008 crude oil, NGLs and natural gas pricing model.


39                                            Canadian Natural Resources Limited

     The Company's weighted average crude oil and NGLs price and the weighted average natural gas price in the 2008 evaluation were $34.51 per barrel and $6.51 per mcf respectively. The crude oil and natural gas forecast prices used in the Evaluation Reports are as follows:

                                        Natural gas               |                             Crude oil & NGLs
     -------------------------------------------------------------|-----------------------------------------------------------------
                 Company                                          |   Company                   Hardisty
                 average    Henry Hub                Huntingdon/  |   average      WTI @           Heavy    Edmonton    North Sea
                   price    Louisiana          AECO        Sumas  |     price  Cushing(1) 12(degree) API      Par(2)        Brent
     (Year)      (C$/mcf)  (US$/mmbtu)    (C$/mmbtu)   (C$/mmbtu) |   (C$/bbl)   (US$/bbl)       (C$/bbl)    (C$/bbl)    (US$/bbl)
     -------------------------------------------------------------|-----------------------------------------------------------------
           2009     6.73         6.30          6.82         6.82        53.07       53.73          47.05         65.35       51.73
           2010     7.46         7.32          7.56         7.56  |     62.06       63.41          54.58         72.78       61.37
           2011     7.74         7.56          7.84         7.84  |     68.50       69.53          59.96         79.95       67.45
           2012     8.26         8.49          8.38         8.38  |     77.12       79.59          67.53         86.57       77.47
           2013     9.07         9.74          9.20         9.20  |     86.07       92.01          74.08         94.97       89.84
           2014     9.26         9.94          9.41         9.41  |     88.99       93.85          75.58         96.89       91.64
           2015     9.46        10.14          9.62         9.62  |     90.95       95.72          77.10         98.85       93.47
           2016     9.67        10.34          9.83         9.83  |     94.64       97.64          78.66        100.84       95.34
           2017     9.88        10.54         10.05        10.05  |     98.04       99.59          80.25        102.88       97.25
           2018    10.08        10.76         10.27        10.27  |     99.21      101.58          81.87        104.96       99.19
           2019    10.32        10.97         10.50        10.50  |    100.38      103.61          83.52        107.08      101.18
      ============================================================|=================================================================

     NOTE:   FOREIGN   EXCHANGE   RATE  USED  WAS   US$0.80/C$1.00   FOR  2009;
     US$0.85/C$1.00   FOR  2010  AND  2011;   US$0.90/C$1.00   FOR  2012;   AND
     US$0.95/C$1.00 FOR 2013 AND BEYOND.

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

12. The estimated total development capital costs net to the Company necessary to achieve the estimated future net "proved" and "proved and probable" production revenues are:

                                            Proved                                           Proved & probable
       ($ millions)         Forecast price case      Constant price case       Forecast price case             Constant price case
       ----------------------------------------------------------------------------------------------------------------------------
       2009                               1,592                    1,589                     1,841                           1,841
       2010                               1,646                    1,613                     1,938                           1,900
       2011                               1,657                    1,590                     2,168                           2,081
       2012                                 883                      832                     1,409                           1,328
       2013                               1,122                    1,037                     1,709                           1,579
       2014                                 620                      562                       814                             737
       2015                                 390                      346                       566                             503
       2016                                 605                      527                       661                             576
       2017                                 477                      407                       832                             710
       2018                                 286                      239                       544                             455
       2019                                 221                      181                       300                             246
       Thereafter                         1,972                    1,054                     3,428                           2,302
       ============================================================================================================================

13. The Evaluation Reports involved data supplied by the Company with respect to quality, heating value and transportation adjustments, interests owned, royalties payable, operating costs and contractual commitments. This data was found by Sproule to be reasonable and no field inspection was conducted.


Canadian Natural Resources Limited                                            40

A report on conventional reserves data by Sproule and a report on oil sands mining reserves data by GLJ are provided in Schedule "A" to this Annual Information Form. A report by the Company's management and directors on crude oil and natural gas disclosure and oil sands mining disclosure is provided in Schedule "B" to this Annual Information Form. The Company does not file estimates of its total crude oil and natural gas reserves or oil sands mining reserves with any U. S. agency or federal authority other than the SEC.

C.       RECONCILIATION OF CHANGES IN NET CONVENTIONAL RESERVES

The following table summarizes the changes during the past year in reserves after deduction of royalties payable to others and using constant prices and costs:

                                              Crude oil & NGLs (mmbbl)             |            Natural gas (bcf)
                                                               Offshore            |                          Offshore
                                        North        North        West             |      North       North       West
                                      America          Sea      Africa       Total |    America         Sea      Africa       Total
-----------------------------------------------------------------------------------|------------------------------------------------
PROVED RESERVES                                                                    |
-----------------------------------------------------------------------------------|------------------------------------------------
RESERVES, DEC 31, 2006                   887          299         130       1,316  |     3,705          37         56        3,798
-----------------------------------------------------------------------------------|------------------------------------------------
Extensions & discoveries                  30            -           -          30  |       134           -          -          134
Infill drilling                           10            6           -          16  |       124           3          -          127
Improved recovery                          3            -           -           3  |         8           -          -            8
Property purchases                         1            -           -           1  |        12           -          -           12
Property disposals                         -           (3)          -          (3) |         -           -          -            -
Production                               (77)         (20)        (10)       (107) |      (503)         (5)        (4)        (512)
Revisions of prior estimates              66           28           8         102  |        41          46         12           99
-----------------------------------------------------------------------------------|------------------------------------------------
RESERVES, DEC 31, 2007                   920          310         128       1,358  |     3,521          81         64        3,666
-----------------------------------------------------------------------------------|------------------------------------------------
Extensions & discoveries                  51            -           -          51  |       140           -          -          140
Infill drilling                            7            6           4          17  |        46          (1)         6           51
Improved recovery                         10            -           -          10  |         6           -          -            6
Property purchases                         -            -           -           -  |        77           -          -           77
Property disposals                         -            -           -           -  |        (1)          -          -           (1)
Production                              (76)          (17)         (8)       (101) |      (449)         (4)        (4)        (457)
Economic revisions due to prices          28          (81)          8         (45) |       (19)        (56)         6          (69)
Revisions of prior estimates               8           38          10          56  |       202          47         22          271
-----------------------------------------------------------------------------------|------------------------------------------------
RESERVES, DEC 31, 2008                   948          256         142       1,346  |     3,523          67         94        3,684
-----------------------------------------------------------------------------------|------------------------------------------------
                                                                                   |
PROVED AND PROBABLE RESERVES                                                       |
-----------------------------------------------------------------------------------|------------------------------------------------
RESERVES, DEC 31, 2006                 1,502          422         195       2,119  |     4,857          93         99        5,049
-----------------------------------------------------------------------------------|------------------------------------------------
Extensions & discoveries                  41            -           -          41  |       177           -          -          177
Infill drilling                           52            6           -          58  |       163           3          -          166
Improved recovery                          4            -           -           4  |         8           -          -            8
Property purchases                         2            6           -           8  |        17           1          -           18
Property disposals                         -            (3)         -           (3)|         (1)         -          -           (1)
Production                              (77)           (20)        (10)       (107)|       (503)         (5)       (4)        (512)
Revisions of prior estimates              21            (6)         1          16  |       (116)        21         (7)        (102)
-----------------------------------------------------------------------------------|------------------------------------------------
RESERVES, DEC 31, 2007                 1,545          405         186       2,136  |     4,602         113         88        4,803
-----------------------------------------------------------------------------------|------------------------------------------------
Extensions & discoveries                  76            -           -          76  |       182           -          -          182
Infill drilling                            9            4           -          13  |        58           (3)        -           55
Improved recovery                         23            -           -          23  |         8           -          -            8
Property purchases                         6            -           -           6  |        93           -          -           93
Property disposals                         -            -           -           -  |        (6)         -          -            (6)
Production                              (76)          (17)         (8)       (101) |      (449)         (4)       (4)         (457)
Economic revisions due to prices         59           (45)         8          22   |       (27)        (63)        8           (82)
Revisions of prior estimates            (43)           52           5          14  |       158          51         39          248
-----------------------------------------------------------------------------------|------------------------------------------------
RESERVES, DEC 31, 2008                 1,599          399         191       2,189  |     4,619          94        131        4,844
===================================================================================|================================================

NOTE: Revisions of prior year estimates for 2007 include revisions due to prices.


41                                            Canadian Natural Resources Limited

Information on the Company's conventional crude oil, NGLs and natural gas reserves is provided in accordance with United States FAS 69, "Disclosures About Oil and Gas Producing Activities" in the Company's Form 40-F filed with the SEC and in the Company's 2008 Annual Report under "Supplementary Oil and Gas Information" on pages 101 to 105 and is incorporated herein by reference.

D.   CRUDE OIL, NGLS AND NATURAL GAS PRODUCTION

The Company's working interest share of crude oil, NGLs and natural gas production and revenues received for the last three financial years is summarized in the following tables:

                                                     Year Ended Dec 31
                                         |----------|
                                         |     2008 |        2007        2006
-----------------------------------------|----------|--------------------------
Daily production, before royalties       |          |
   Crude oil and NGLs (bbl/d)            |  315,667 |     331,232     331,998
   Natural gas (mmcf/d)                  |    1,495 |       1,668       1,492
-----------------------------------------|----------|--------------------------
Annual production, before royalties      |          |
   Crude oil and NGLs (mbbl)             |  115,534 |     120,900     121,179
   Natural gas (bcf)                     |      547 |         609         545
=========================================|==========|==========================





Canadian Natural Resources Limited                                            42

NETBACKS
INFORMATION BY QUARTER


                                                 2008                                                 2007
                                Q1      Q2         Q3       Q4      YEAR ENDED|         Q1      Q2       Q3       Q4    Year Ended
------------------------------------------------------------------------------|----------------------------------------------------
AVERAGE DAILY PRODUCTION                                                      |
VOLUMES, BEFORE ROYALTIES                                                     |
                                                                              |
Crude oil and NGLs                                                            |
(bbl/d)                     327,217 319,077       306,970    309,570   315,667|   327,001   327,494  333,062   337,240     331,232
Natural gas (mmcf/d)         1,538    1,526         1,490      1,427     1,495|     1,717     1,722    1,647     1,589       1,668
------------------------------------------------------------------------------|----------------------------------------------------
                                                                              |
PRODUCT NETBACKS (1)                                                          |
Crude oil and NGLs ($/bbl)                                                    |
   Sales price (2)       $    78.99  $  103.73   $ 102.30  $   45.81  $  82.41|   $ 51.71   $ 53.74  $ 58.10  $  58.03  $    55.45
   Royalties                   8.70      14.82      14.17       4.49     10.48|      4.92      5.46     6.65      6.66        5.94
   Production                                                                 |
     expenses                 14.81      16.39      17.61      16.33     16.26|     13.81     15.01    13.13     11.53       13.34
------------------------------------------------------------------------------|----------------------------------------------------
   NETBACK               $    55.48  $   72.52   $  70.52  $   24.99  $  55.67|   $ 32.98   $ 33.27  $ 38.32  $  39.84  $    36.17
------------------------------------------------------------------------------|----------------------------------------------------
                                                                              |
Natural gas ($/mcf)                                                           |
   Sales price (2)       $     7.77  $    9.89   $   8.82  $    7.03  $   8.39|   $  7.74   $  7.44  $  5.87  $   6.28  $     6.85
   Royalties                   1.35       1.86       1.55       1.08      1.46|      1.48      1.10     0.89      0.94        1.11
   Production                                                                 |
     expenses                  1.03       0.94       1.05       1.06      1.02|      0.97      0.89     0.88      0.91        0.91
------------------------------------------------------------------------------|----------------------------------------------------
   NETBACK               $     5.39  $    7.09   $   6.22  $    4.89  $   5.91|   $  5.29   $  5.45  $  4.10  $   4.43  $     4.83
------------------------------------------------------------------------------|----------------------------------------------------
                                                                              |
CRUDE OIL AND NGLS NETBACKS BY TYPE(1)                                        |
Light/Pelican Lake/NGLs ($/bbl)                                               |
   Sales price (2)       $    89.68  $  114.69   $ 107.33  $   53.16  $  90.88|   $ 60.19   $ 64.10  $ 67.34  $  72.62  $    65.99
   Royalties                  11.43      14.59      15.84       5.71     11.83|      4.89      5.87     7.24      8.34        6.57
   Production                                                                 |
     expenses                 15.09      16.13      17.18      17.92     16.56|     13.85     14.91    14.40     12.64       13.95
------------------------------------------------------------------------------|----------------------------------------------------
   NETBACK               $    63.15  $   83.97   $  74.30  $   29.53  $  62.49|   $ 41.45   $ 43.32  $ 45.70  $  51.64  $    45.47
------------------------------------------------------------------------------|----------------------------------------------------
                                                                              |
Heavy crude oil ($/bbl)                                                       |
   Sales price (2)       $    67.46  $   92.55   $ 97.20   $   38.21  $  73.62|   $ 41.24   $ 41.85  $ 48.10  $  43.06  $    43.66
   Royalties                   5.74      15.05     12.47        3.22      9.08|      4.96      4.98     6.00      4.95        5.23
   Production                                                                 |
     expenses                 14.50      16.65     18.05       14.68     15.95|     13.76     15.12    11.75     10.38       12.66
------------------------------------------------------------------------------|----------------------------------------------------
   NETBACK               $    47.22  $   60.85   $ 66.68   $   20.31  $  48.59|   $ 22.52   $ 21.75  $ 30.35  $  27.73  $    25.77
==============================================================================|====================================================

(1)  Amounts expressed on a per unit basis are based on sales volumes.
(2) Net of transportation and blending costs and excluding risk management activities.


43                                            Canadian Natural Resources Limited

NETBACKS
INFORMATION BY QUARTER

                                                                                2006
                                                                                                        Year
                                                            Q1          Q2          Q3         Q4      Ended
-------------------------------------------------------------------------------------------------------------
AVERAGE DAILY PRODUCTION VOLUMES,
BEFORE ROYALTIES

Crude oil and NGLs (bbl/d)                             323,662     338,852     321,665    343,705    331,998
Natural gas (mmcf/d)                                     1,436       1,475       1,437      1,620      1,492
-------------------------------------------------------------------------------------------------------------

PRODUCT NETBACKS(1)
Crude oil and NGLs ($/bbl)
   Sales price ((2))                                $    43.79   $   60.05   $   62.55   $  47.27   $  53.65
   Royalties                                              3.48        5.14        5.11       4.10       4.48
   Production
     expenses                                            11.33       11.92       13.47      12.32      12.29
-------------------------------------------------------------------------------------------------------------
   Netback                                          $    28.98   $   42.99   $   43.97   $  30.85   $  36.88
-------------------------------------------------------------------------------------------------------------

   Natural gas ($/mcf)
   Sales price ((2))                                $     8.30   $    6.16   $    5.83   $   6.66   $   6.72
   Royalties                                              1.70        1.11        1.11       1.26       1.29
   Production
      expenses                                            0.80        0.80        0.84       0.86       0.82
-------------------------------------------------------------------------------------------------------------
   Netback                                          $     5.80   $    4.25   $    3.88   $   4.54   $   4.61
-------------------------------------------------------------------------------------------------------------

CRUDE OIL AND NGLS NETBACKS BY TYPE(1)
   Light/Pelican Lake/NGLs ($/bbl)
   Sales price ((2))                                $    58.28   $   69.02   $   71.65   $  57.68   $  64.33
   Royalties                                              4.65        5.53        5.39       4.39       5.00
   Production
     expenses                                            11.15       11.18       14.12      12.99      12.42
-------------------------------------------------------------------------------------------------------------
   Netback                                          $    42.48   $   52.31   $   52.14   $  40.30   $  46.91
-------------------------------------------------------------------------------------------------------------

   Heavy crude oil ($/bbl)
   Sales price ((2))                                $    25.22   $   50.08   $   51.38   $  36.11   $  41.20
   Royalties                                              1.98        4.71        4.76       3.78       3.88
   Production
      expenses                                           11.55       12.73       12.67      11.60      12.15
-------------------------------------------------------------------------------------------------------------
   Netback                                          $    11.69   $   32.64   $   33.95   $  20.73   $  25.17
=============================================================================================================

(1)  Amounts expressed on a per unit basis are based on sales volumes.
(2) Net of transportation and blending costs and excluding risk management activities.

Canadian Natural Resources Limited                                            44

                                              2008                                                        2007
                                                                    YEAR |                                              Year
                              Q1          Q2        Q3       Q4    ENDED |       Q1         Q2       Q3         Q4     Ended
-------------------------------------------------------------------------|---------------------------------------------------
SEGMENTED                                                                |
                                                                         |
NORTH AMERICA PRODUCT NETBACKS((1))                                      |
Light/Pelican Lake/NGLs ($/bbl)                                          |
   Sales price                                                           |
((2))                $    82.25  $   107.38  $  102.17  $  44.21 $  84.00|   $ 54.13  $  56.06  $  60.26  $  63.94  $  58.66
   Royalties              16.40       21.68      21.29      8.80    17.20|      8.84      9.22     11.55     12.56     10.57
   Production                                                            |
     expenses             12.80       13.32      13.17     13.68    13.24|     11.74     12.11     11.58     10.82     11.56
-------------------------------------------------------------------------|---------------------------------------------------
   NETBACK           $    53.05  $    72.38  $   67.70  $  21.73 $  53.72|   $ 33.55  $  34.73  $  37.13  $  40.56  $  36.53
-------------------------------------------------------------------------|---------------------------------------------------
                                                                         |
Heavy crude oil ($/bbl)                                                  |
   Sales price                                                           |
((2))                $    67.46  $    92.55  $   97.20  $  38.21 $  73.62|   $ 41.24  $  41.85  $  48.10  $  43.06  $  43.66
   Royalties               5.74       15.05      12.47      3.22     9.08|      4.96      4.98      6.00      4.95      5.23
   Production                                                            |
     expenses             14.50       16.65      18.05     14.68    15.95|     13.76     15.12     11.75     10.38     12.66
-------------------------------------------------------------------------|---------------------------------------------------
   NETBACK           $    47.22  $    60.85  $   66.68  $  20.31 $  48.59|   $ 22.52  $  21.75  $  30.35  $  27.73  $  25.77
-------------------------------------------------------------------------|---------------------------------------------------
                                                                         |
Natural gas ($/mcf)                                                      |
   Sales price                                                           |
((2))                $     7.74  $     9.89  $    8.76  $   6.94 $   8.41|   $  7.79  $   7.47  $   5.88  $   6.31  $   6.87
   Royalties               1.36        1.88       1.55      1.09     1.47|      1.50      1.11      0.90      0.95      1.12
   Production                                                            |
     expenses              1.01        0.98       1.03      1.04     1.00|      0.95      0.87      0.87      0.90      0.90
-------------------------------------------------------------------------|---------------------------------------------------
   NETBACK           $     5.37  $     7.08  $    6.18  $   4.81 $   5.88|   $  5.34  $   5.49  $   4.11  $   4.46  $   4.85
-------------------------------------------------------------------------|---------------------------------------------------
                                                                         |
NORTH SEA PRODUCT NETBACKS((1))                                          |
Light crude oil ($/bbl)                                                  |
   Sales price                                                           |
((2))                $    99.01  $   129.57  $  109.82  $  63.07 $ 100.31|   $ 68.83  $  73.18  $  77.55  $  83.44  $  74.99
   Royalties               0.91        0.27       0.24      0.12     0.21|      0.13      0.13      0.14      0.19      0.14
   Production                                                            |
     expenses             22.35       25.61      29.21     28.77    26.29|     18.57     22.11     23.61     18.95     20.78
-------------------------------------------------------------------------|---------------------------------------------------
   NETBACK           $    76.47  $   103.69  $   80.37  $  34.18 $  73.81|   $ 50.13  $  50.94  $  53.80  $  64.30  $  54.07
-------------------------------------------------------------------------|---------------------------------------------------
                                                                         |
Natural Gas ($/mcf)                                                      |
   Sales price                                                           |
((2))                $     3.30  $     4.27  $    3.65  $   5.19 $   4.09|   $  4.49  $   3.92  $   5.26  $   3.62  $   4.26
   Royalties                  -           -          -         -        -|         -         -         -         -         -
   Production                                                            |
     expenses              2.33        2.68       3.09      1.96     2.51|      2.58      2.26      2.29      1.50      2.17
-------------------------------------------------------------------------|---------------------------------------------------
   NETBACK           $     0.97  $     1.59  $    0.56  $   3.23 $   1.58|   $  1.91  $   1.66  $   2.97  $   2.12  $   2.09
-------------------------------------------------------------------------|---------------------------------------------------
                                                                         |
OFFSHORE WEST AFRICA PRODUCT NETBACKS((1))                               |
Light crude oil ($/bbl)                                                  |
   Sales price                                                           |
((2))                $    96.31  $   114.56  $  125.71  $  65.80 $  97.96|   $ 58.60  $  72.84  $  70.52  $  81.89  $  71.68
   Royalties              17.43       14.49      26.90      4.71    14.81|      3.70      7.12      6.81      7.59      6.40
   Production                                                            |
     expenses              8.03        9.79       7.74     14.47    10.29|      8.93      7.98      7.00      9.32      8.32
-------------------------------------------------------------------------|---------------------------------------------------
   NETBACK           $    70.85  $    90.28  $   91.07  $  46.62 $  72.86|   $ 45.97  $  57.74  $  56.71  $  64.98  $  56.96
-------------------------------------------------------------------------|---------------------------------------------------
                                                                         |
Natural gas ($/mcf)                                                      |
   Sales price                                                           |
((2))                $     7.89  $     8.97  $   11.18  $  12.54 $  10.03|   $  5.97  $   6.22  $   5.31   $  5.49  $   5.68
   Royalties               1.43        1.13       2.24      1.26     1.52|      0.38      0.59      0.51      0.52      0.51
   Production                                                            |
     expenses              1.25        1.27       1.58      2.51     1.61|      1.48      1.10      1.39      1.89      1.48
-------------------------------------------------------------------------|---------------------------------------------------
   NETBACK           $     5.21  $     6.57  $    7.36  $   8.77 $   6.90|   $  4.11  $   4.53  $   3.41   $  3.08  $   3.69
=========================================================================|===================================================

(1)  Amounts expressed on a per unit basis are based on sales volumes.
(2) Netof transportation and blending costs and excluding risk management activities.


45                                            Canadian Natural Resources Limited

                                                                                      2006
                                                                                                                  Year
                                                              Q1            Q2           Q3           Q4         Ended
-----------------------------------------------------------------------------------------------------------------------
SEGMENTED
NORTH AMERICA PRODUCT NETBACKS((1))
Light/Pelican Lake/NGLs ($/bbl)
   Sales price ((2))                                 $     48.83   $     64.35   $    65.15   $    48.47   $     56.52
   Royalties                                                8.98         10.87        10.86         7.80          9.59
   Production expenses                                      9.86          9.75        10.81        13.18         10.93
-----------------------------------------------------------------------------------------------------------------------
   NETBACK                                           $     29.99   $     43.73   $    43.48   $    27.49   $     36.00
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Heavy Crude Oil ($/bbl)
   Sales price ((2))                                 $     25.22   $     50.08   $    51.38   $    36.11   $     41.20
   Royalties                                                1.98          4.71         4.76         3.78          3.88
   Production expenses                                     11.55         12.73        12.67        11.60         12.15
-----------------------------------------------------------------------------------------------------------------------
   NETBACK                                           $     11.69   $     32.64   $    33.95   $    20.73   $     25.17
-----------------------------------------------------------------------------------------------------------------------

Natural gas ($/mcf)
   Sales price ((2))                                 $      8.39   $      6.21   $     5.86   $     6.70   $      6.77
   Royalties                                                1.73          1.13         1.12         1.29          1.31
   Production expenses                                      0.79          0.79         0.83         0.84          0.81
-----------------------------------------------------------------------------------------------------------------------
   NETBACK                                           $      5.87   $      4.29   $     3.91   $     4.57   $      4.65
-----------------------------------------------------------------------------------------------------------------------

NORTH SEA PRODUCT NETBACKS((1))
Light crude oil ($/bbl)
   Sales price ((2))                                 $     68.05   $     73.19   $    78.68   $    67.72   $     72.62
   Royalties                                                0.12          0.17         0.11         0.14          0.13
   Production expenses                                     16.85         17.18        20.28        14.76         17.57
-----------------------------------------------------------------------------------------------------------------------
   NETBACK                                           $     51.08   $     55.84   $    58.29   $    52.82   $     54.92
-----------------------------------------------------------------------------------------------------------------------

Natural gas ($/mcf)
   Sales price ((2))                                 $      2.38   $      2.33   $     2.38   $     3.48   $      2.66
   Royalties                                                   -             -            -            -             -
   Production expenses                                      1.26          1.47         1.30         1.54          1.40
-----------------------------------------------------------------------------------------------------------------------
   NETBACK                                           $      1.12   $      0.86   $     1.08   $     1.94   $      1.26
-----------------------------------------------------------------------------------------------------------------------

OFFSHORE WEST AFRICA PRODUCT NETBACKS((1))
Light crude oil ($/bbl)
   Sales price ((2))                                 $     65.23   $     72.97   $    70.59   $    63.50   $     67.99
   Royalties                                                1.55          1.87         4.89         3.02          2.81
   Production expenses                                      6.08          5.61         7.97        10.05          7.45
-----------------------------------------------------------------------------------------------------------------------
   NETBACK                                           $     57.60   $     65.49   $    57.73   $    50.43   $     57.73
-----------------------------------------------------------------------------------------------------------------------

Natural gas ($/mcf)
   Sales price ((2))                                 $      5.59   $      5.30   $     4.97   $     5.72   $      5.37
   Royalties                                                0.13          0.14         0.34         0.27          0.22
   Production expenses                                      1.00          0.36         1.39         2.01          1.19
-----------------------------------------------------------------------------------------------------------------------
   NETBACK                                           $      4.46   $      4.80   $     3.24   $     3.44   $      3.96
=======================================================================================================================

(1)  Amounts expressed on a per unit basis are based on sales volumes.
(2) Net of transportation and blending costs and excluding risk management activities.


Canadian Natural Resources Limited                                            46

E.   NET CAPITAL EXPENDITURES

Costs incurred by the Company in respect of its programs of acquisition and disposition, and exploration and development of crude oil and natural gas properties, are summarized in the following tables. Net capital expenditures do not include non-cash property, plant and equipment additions and disposals.

CAPITAL EXPENDITURES BY YEAR (1)

                                                      Year Ended Dec 31
                                                   |-----------|
($ millions)                                       |    2008   |       2007
---------------------------------------------------|-----------|--------------
Net property acquisitions (dispositions)((2))      |     336   |        (39)
Land acquisition and retention                     |      86   |         95
Seismic evaluations                                |     107   |        124
Well drilling, completion and equipping            |   1,664   |      1,642
Production and related facilities                  |   1,282   |      1,205
---------------------------------------------------|-----------|--------------
Total net reserve replacement expenditures         |   3,475   |      3,027
---------------------------------------------------|-----------|--------------
Horizon Project:                                   |           |
   Phase 1 construction costs                      |   2,732   |      2,740
   Phase 1 operating and capital inventory         |      87   |          -
   Phase 1 commissioning costs                     |     277   |          -
   Phase 2/3 costs                                 |     336   |        124
   Capitalized interest, stock-based               |           |
     compensation and other                        |     480   |        437
---------------------------------------------------|-----------|--------------
Total Horizon Project ((3))                        |   3,912   |      3,301
---------------------------------------------------|-----------|--------------
Midstream                                          |       9   |          6
Abandonments ((4))                                 |      38   |         71
Head office                                        |      17   |         20
---------------------------------------------------|-----------|--------------
TOTAL NET CAPITAL EXPENDITURES                     |   7,451   |      6,425
===================================================|===========|==============


47                                            Canadian Natural Resources Limited

CAPITAL EXPENDITURES BY QUARTER (1)

                                                                         2008 Three Months Ended
($ millions)                                          Mar 31            Jun 30               Sep 30             Dec 31
-----------------------------------------------------------------------------------------------------------------------
Net property acquisitions (dispositions) ((2))      $    (8)        $     263               $    47            $    34
Land acquisition and retention                           12                24                    32                 18
Seismic evaluation                                       27                18                    40                 22
Well drilling, completion and equipping                 452               286                   421                505
Production and related facilities                       319               270                   311                382
-----------------------------------------------------------------------------------------------------------------------
Total net reserve replacement expenditures              802               861                   851                961
-----------------------------------------------------------------------------------------------------------------------
Horizon Project:
     Phase 1 construction costs                         665               875                   635                557
     Phase 1 operating and capital inventory             41                14                    27                  5
     Phase 1 commissioning costs                         49                34                    84                110
     Phase 2/3 costs                                     77                82                    83                 94
     Capitalized interest, stock-based
     compensation and other                             109               247                    46                 78
-----------------------------------------------------------------------------------------------------------------------
Total Horizon Project ((3))                             941             1,252                   875                844
-----------------------------------------------------------------------------------------------------------------------
Midstream                                                 1                 3                     2                  3
Abandonments ((4))                                        6                 7                    10                 15
Head office                                               3                 4                     6                  4
-----------------------------------------------------------------------------------------------------------------------
Total net capital expenditures                      $  1,753        $    2,127               $ 1,744            $ 1,827
=======================================================================================================================

CAPITAL EXPENDITURES BY QUARTER (1)


                                                                        2007 Three Months Ended
($ millions)                                          Mar 31            Jun 30               Sep 30              Dec 31
-----------------------------------------------------------------------------------------------------------------------
Net property acquisitions (dispositions) ((2))      $     46        $       15             $       7           $  (107)
Land acquisition and retention                            29                22                   29                  15
Seismic evaluation                                        50                34                   23                  17
Well drilling, completion and equipping                  714               288                  299                 341
Production and related facilities                        334               243                  238                 390
-----------------------------------------------------------------------------------------------------------------------
Total net reserve replacement expenditures             1,173               602                  596                 656
-----------------------------------------------------------------------------------------------------------------------
Horizon Project
     Phase 1 construction costs                          674               704                  671                 691
     Phase 2/3 costs                                      44                19                   28                  33
     Capitalized interest, stock-based
     compensation and other                               91               118                  120                 108
-----------------------------------------------------------------------------------------------------------------------
Total Horizon Project ((3))                              809               841                  819                 832
-----------------------------------------------------------------------------------------------------------------------
Midstream                                                  2                 -                    2                   2
Abandonments ((4))                                        20                13                   22                  16
Head office                                                5                 4                    3                   8
-----------------------------------------------------------------------------------------------------------------------
Total net capital expenditures                      $  2,009        $    1,460             $  1,442            $  1,514
=======================================================================================================================

(1) Net capital expenditures exclude adjustments related to differences between carrying value and tax value, and other fair value adjustments.
(2)  Includes business combinations.
(3) Net capital expenditures for the horizon project also include the impact of intersegment eliminations.
(4) Abandonments represent expenditures to settle aro and have been reflected as capital expenditures in this table.


Canadian Natural Resources Limited                                            48

F.   Developed and undeveloped acreage

The following table summarizes the Company's working interest holdings in core region developed and undeveloped acreage as at December 31, 2008:

(thousands)                            Developed Acreage            Undeveloped Acreage              Total Acreage
--------------------------------------------------------------------------------------------------------------------------
                                  Gross Acres      Net Acres    Gross Acres     Net Acres      Gross Acres     Net Acres
--------------------------------------------------------------------------------------------------------------------------
North America
   Alberta                              6,249          4,955         10,185         8,675           16,434        13,630
   British Columbia                     1,470          1,100          3,007         2,200            4,477         3,300
   Saskatchewan                           799            578            828           715            1,627         1,293
   Manitoba                                 6              6             13            13               19            19
--------------------------------------------------------------------------------------------------------------------------
North Sea
   United Kingdom                         108             74            314           258              422           332
--------------------------------------------------------------------------------------------------------------------------
Offshore West Africa
   Cote d'Ivoire                            7              4             95            55              102            59
   Gabon                                    -              -            152           137              152           137
--------------------------------------------------------------------------------------------------------------------------
Total                                   8,639          6,717         14,594        12,053           23,233        18,770
==========================================================================================================================

SELECTED FINANCIAL INFORMATION

The following table summarizes the consolidated financial statements of the Company, which follows the full cost method of accounting for crude oil and natural gas operations:

                                                        Year Ended Dec 31
                                                    |------------|
($ millions, except per common share information)   |     2008   |       2007
----------------------------------------------------|------------|--------------
Revenues, before royalties                          |  $  16,173 |    $  12,543
Net earnings                                        |  $   4,985 |    $   2,608
Per common share - basic and diluted                |  $    9.22 |    $    4.84
Adjusted net earnings from operations               |  $   3,492 |    $   2,406
Per common share - basic and diluted                |  $    6.46 |    $    4.46
Cash flow from operations                           |  $   6,969 |    $   6,198
Per common share - basic and diluted                |  $   12.89 |    $   11.49
Total assets                                        |  $  42,650 |    $  36,114
Total long-term liabilities                         |  $  20,856 |    $  19,230
----------------------------------------------------|------------|-------------


                                                           2008 Three Months Ended
($ millions, except per common share information)     Mar 31     Jun 30       Sep 30    Dec 31
-----------------------------------------------------------------------------------------------
Revenues, before royalties                         $   3,967   $  5,112    $   4,583  $  2,511
Net earnings (loss)                                $     727   $   (347)   $   2,835  $  1,770
Per common share - basic and diluted               $    1.35   $  (0.65)   $    5.25  $   3.27
===============================================================================================


                                                            2007 Three Months Ended
($ millions, except per common share information)     Mar 31     Jun 30      Sep 30     Dec 31
-----------------------------------------------------------------------------------------------
Revenues, before royalties                         $   3,118   $  3,152    $  3,073   $  3,200
Net earnings                                       $     269   $    841    $    700   $    798
Per common share - basic and diluted               $    0.50   $   1.56    $   1.30   $   1.48
===============================================================================================



49                                           Canadian Natural Resources Limited

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

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the debt securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long term credit rating over the intermediate term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions. The assignment of a "high" or "low" modifier within each rating category indicates relative standing within such category. The rating trend is DBRS' opinion regarding the outlook for the rating.


Canadian Natural Resources Limited                                            50

MARKET FOR CANADIAN NATURAL RESOURCES LIMITED SECURITIES

The Company's common shares are listed and posted for trading on Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol CNQ.

           2008 Monthly Historical Trading on Toronto Stock Exchange
Month                           High         Low       Close      Volume Traded
-------------------------------------------------------------------------------
   January                     $   75.99   $  58.88   $  64.21      44,123,518
   February                    $   76.00   $  60.17   $  73.76      48,238,701
   March                       $   76.80   $  64.00   $  70.27      42,059,186
   April                       $   88.36   $  68.08   $  85.55      44,070,800
   May                         $  106.87   $  81.50   $  97.24      50,814,542
   June                        $  111.30   $  94.73   $ 100.84      50,132,584
   July                        $  104.83   $  76.30   $  80.01      61,435,116
   August                      $   91.50   $  73.89   $  90.64      50,849,698
   September                   $   89.60   $  64.40   $  73.00      74,621,067
   October                     $   72.89   $  41.40   $  60.82      82,264,616
   November                    $   64.05   $  34.19   $  52.00      72,013,144
   December                    $   49.23   $  36.75   $  48.75      59,114,946
================================================================================

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


51                                            Canadian Natural Resources Limited

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

The following table shows the aggregate amount of the cash dividends declared per common share of the Company and accrued in each of its last three years ended December 31.

                                               |---------|
                                               |     2008|       2007      2006
-----------------------------------------------|---------|----------------------
                                               |         |
Cash dividends declared per common share       |  $  0.40|    $  0.34  $   0.30
===============================================|=========|======================


In February 2009 the Board of Directors approved a 5% increase in the 2008 quarterly dividend from $0.10 per common share to $0.105 per common share, effective with the April 1, 2009 payment.

TRANSFER AGENTS AND REGISTRAR

The Company's transfer agent and registrar for its common shares is Computershare Trust Company of Canada in the cities of Calgary and Toronto and Computershare Shareholder Services, Inc. in the city of New York. The registers for transfers of the Company's common shares are maintained by Computershare Trust Company of Canada.



Canadian Natural Resources Limited                                            52

DIRECTORS AND OFFICERS

The names, municipalities of residence, offices held with the Company and principal occupations of the directors and officers of the Company are set forth below. Further detail on the Directors and Named Executive Officers are found in the Company's Management Proxy Circular dated March 18, 2009.



NAME                         POSITION PRESENTLY HELD     PRINCIPAL OCCUPATION DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------------------------------
Catherine M. Best, FCA       Director (2)(4)             Interim  Chief   Financial   Officer  of  Alberta   Health
Calgary, Alberta             (age 55)                    Services   since   2008   when  the   Alberta   government
Canada                                                   consolidated  all of the health  regions  of the  province under one board. Executive Vice-President, Risk Management and Chief  Financial  Officer of the Calgary Health Region
                                                         (fully integrated publicly funded health care system) from
                                                         2002 to 2008; has served continuously as a director of the
                                                         Company  since  November  2003.  Currently  serving on the board of  directors  of Enbridge  Income Fund and Superior
                                                         Plus Income  Fund and is a  volunteer  member of the Audit
                                                         Committee of the Calgary Exhibition and Stampede.

N. Murray Edwards            Vice-Chairman and           President,   Edco   Financial   Holdings   Ltd.   (private
Calgary/Banff, Alberta       Director (3)                management   and   consulting    company).    Has   served
Canada                       (age 49)                    continuously  as a director of the Company since September
                                                         1988.  Currently  is  Chairman and serving on the board of directors  of  Ensign  Energy  Services Inc. and  Magellan
                                                         Aerospace Corporation.

Honourable Gary A. Filmon,   Director (1)(2)             Consultant,   The  Exchange  Group  (business   consulting
P.C., O.M.                   (age 66)                    firm).  Has  served  continuously  as a  director  of  the
Winnipeg, Manitoba                                       Company  since  February  2006.  Currently  serving on the
Canada                                                   board of directors of MTS Allstream  Inc.,  Arctic Glacier
                                                         Income Trust,  Exchange Industrial Income Fund, Wellington
                                                         West Capital Inc. and FWS Construction  Inc. and serves as
                                                         Chair  of  Canada's   Security  and  Intelligence   Review
                                                         Committee.

Ambassador Gordon D. Giffin  Director (1)(2)             Senior  Partner,  McKenna  Long & Aldridge  LLP (law firm)
Atlanta, Georgia             (age 59)                    since May 2001. Has served  continuously  as a director of
USA                                                      the  Company  since May  2002.  Currently  serving  on the board of directors of Canadian  National  Railway Company,
                                                         Canadian   Imperial  Bank  of  Commerce,   Ontario  Energy
                                                         Savings Corp., and Transalta Corporation.

John G. Langille             Vice-Chairman and Director  Officer  of the  Company.  Has  served  continuously  as a
Calgary, Alberta             (age 63)                    director of the Company since June 1982.
Canada

Steve W. Laut                President and Chief         Officer  of the  Company.  Has  served  continuously  as a
Calgary, Alberta             Operating Officer and       director of the Company since August 2006.
Canada                       Director
                             (age 51)

Keith A.J. MacPhail          Director (3)(5)             Chairman and Chief  Executive  Officer,  Bonavista  Energy
Calgary, Alberta             (age 52)                    Trust (oil and gas energy  trust) since  November 1997 and
Canada                                                   Chairman,   NuVista   Energy   Ltd.   (an   oil   and  gas
                                                         exploration,  development  and  production  company) since
                                                         July 2003.  Has served  continuously  as a director of the
                                                         Company since October 1993. Currently serving on the board of directors of Bonavista  Energy Trust and NuVista Energy
                                                         Ltd.

Allan P. Markin, O.C.        Chairman and Director (5)   Chairman  of the  Company.  Has served  continuously  as a
Calgary, Alberta             (age 63)                    director of the Company since January 1989.
Canada



53                                            Canadian Natural Resources Limited



NAME                         POSITION PRESENTLY HELD     PRINCIPAL OCCUPATION DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------------------------------
Norman F. McIntyre           Director (3)(4)(5)          Independent    businessman.    Prior   thereto   Executive
Calgary, Alberta             (age 63)                    Vice-President,  Petro-Canada  from  1995 to 2002 and most
Canada                                                   recently President,  Petro-Canada 2002 to 2004. Has served continuously as a director of the Company since July 2005.
                                                         Currently  is  Chairman  and is serving on the board of of directors of Petro Andina Resources Inc.

Frank J. McKenna, P.C.,      Director (1)(4)             Deputy  Chair,   TD  Bank   Financial   Group   (financial
O.C.,                        (age 61)                    services).  Counsel to  Atlantic  Canada law firm  McInnes
O.N.B., Q.C.                                             Cooper  from  1998 to  2005,  and most  recently  Canadian
Cap Pele, New Brunswick                                  Ambassador  to the United States from 2005 to 2006. He has
Canada                                                   served  continuously  as a director of the  Company  since
                                                         August  2006.  Currently serving on the board of directors
                                                         ofBrookfield Asset Management Inc.

James S. Palmer, C.M.,       Director (3)(4)(5)          Chairman  and a Partner of Burnet,  Duckworth & Palmer LLP
A.O.E., Q.C.                 (age 80)                    (law firm).  Has served  continuously as a director of the
Calgary, Alberta                                         Company since May 1997.  Currently serving on the board of
Canada                                                   directors  of  Magellan   Aerospace   Corporation  and  is
                                                         Director Emeritus of Frontier Oil Corporation.

Dr. Eldon R. Smith, O.C.,    Director (4)(5)             President of Eldon R. Smith & Associates  Ltd.,(a  private
M.D.                         (age 69)                    health care consulting  company),  and Emeritus  Professor
Calgary, Alberta                                         and  Former  Dean,  Faculty  of  Medicine,  University  of
Canada                                                   Calgary.  Has served  continuously  as a  director  of the
                                                         Company since May 1997.  Currently serving on the board of directors  of  Vasogen  Inc.,  Aston  Hill  Financial  and
                                                         Ventripoint Diagnostics Inc.

David A. Tuer                Director (1)(2)(3)          Vice-Chairman  and Chief Executive Officer of Marble Point
Calgary, Alberta             (age 59)                    Energy Ltd.  (private  oil and gas  exploration  company);
Canada                                                   Chairman,  Calgary  Health  Region  from  2001 to 2008 and
                                                         Executive  Vice-Chairman BA Energy Inc. from April 2005 to
                                                         February  2008 when it was acquired by its parent  company
                                                         Value  Creations Inc.  through a Plan of  Arrangement  and which  until  recently  was  engaged  in the  development, building and  operations of a merchant  heavy oil upgrader in Northern  Alberta for the purpose of upgrading  bitumen and heavy oil  feedstock  into  high-quality  crude  oils.
                                                         Prior  thereto  President,  CEO and a  director  of Hawker
                                                         Resources Inc. from January 2003 to March 2005. Has served continuously  as a director of the Company since May 2002.
                                                         Currently  serving on the board of  directors  of Daylight
                                                         Resources  Trust,  Xtreme Coil  Drilling  Corp.,  Canadian
                                                         Phoenix Resources and Altalink  Management LLP., a private limited partnership.

Real M. Cusson               Senior Vice-President,      Officer of the Company.
Calgary, Alberta             Marketing
Canada                       (age 58)

Real J. H. Doucet            Senior Vice-President,      Officer of the Company.
Calgary, Alberta             Oil Sands
Canada                       (age 56)

Allen M. Knight              Senior Vice-President,      Officer of the Company.
Calgary, Alberta             International & Corporate
Canada                       Development
                             (age 59)

Tim S. McKay                 Senior Vice-President,      Officer of the Company.
Calgary, Alberta             Operations
Canada                       (age 47)


Canadian Natural Resources Limited                                            54



NAME                         POSITION PRESENTLY HELD     PRINCIPAL OCCUPATION DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------------------------------
Douglas A. Proll             Chief Financial Officer     Officer of the Company.
Calgary, Alberta             and Senior Vice-President,
Canada                       Finance
                             (age 58)

Lyle G. Stevens              Senior Vice-President,      Officer of the Company.
Calgary, Alberta             Exploitation
Canada                       (age 54)

Jeffrey W. Wilson            Senior Vice-President,      Officer of the Company.
Calgary, Alberta             Exploration
Canada                       (age 56)

Jeffrey J. Bergeson          Vice-President,             Officer  of the  Company  since  May 2007;  prior  thereto
Calgary, Alberta             Exploitation West           Exploitation Manager of the Company.
Canada                       (age 52)

Corey B. Bieber              Vice-President, Finance     Officer of the Company  since April  2005;  prior  thereto
Calgary, Alberta             and Investor Relations      Director,  Investor  Relations  of the  Company  from July
Canada                       (age 45)                    2002 to  April  2005  and  most  recently  Vice-President,
                                                         Investor Relations April 2005 to February 2007.

Mary-Jo E. Case              Vice-President,             Officer of the Company.
Calgary, Alberta             Land
Canada                       (age 50)

William R. Clapperton        Vice-President,             Officer of the Company.
Calgary, Alberta             Regulatory, Stakeholder
Canada                       and Environmental Affairs
                             (age 46)

James F. Corson              Vice-President,             Officer of the Company since  January 2007;  prior thereto
Calgary, Alberta             Human Resources, Horizon    Vice-President,  Human  Resources of Qatar Petroleum Corp.
Canada                       (age 58)                    from  March 1997 to July 2005 and most  recently  Director
                                                         Human  Resources  and Stakeholder Relations of the Company
                                                         from July 2005 to 2007.

Randall S. Davis             Vice-President,             Officer of the  Company  since July  2004;  prior  thereto
Calgary, Alberta             Finance & Accounting        Financial  Controller  of the  Company  from  July 2002 to
Canada                       (age 42)                    July  2004  and  most  recently  Vice-President  Financial
                                                         Accounting and Controls July 2004 to February 2007.

Allan E. Frankiw             Vice-President,             Officer of the Company  since March  2007;  prior  thereto
Calgary, Alberta             Production, Central         Manager  Midstream for Anadarko  Canada  Corporation  from
Canada                       (age 52)                    November  1998  to  March  2005,   Manager   Facilities  &
                                                         Construction  for Anadarko Canada  Corporation  from April
                                                         2005  to  November  2006,  and  most  recently  Production
                                                         Manager,  Edson of the Company from November 2006 to March
                                                         2007.

Peter J. Janson               Vice-President,            Officer of the Company since December 2004;  prior thereto
Calgary, Alberta              Engineering Integration    Director,  Engineering Integration  of  the  Company  from
Canada                        (age 51)                   November 2002 to December 2004.

Philip A. Keele              Vice-President,             Officer of the Company since December 2004;  prior thereto
Calgary, Alberta             Mining,                     Director,  Mine  Engineering of the Company from September
Canada                       Horizon Oil Sands Project   2002 to December 2004.
                             (age 49)



55                                           Canadian Natural Resources Limited

NAME                         POSITION PRESENTLY HELD     PRINCIPAL OCCUPATION DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------------------------------
Cameron S. Kramer            Vice-President,             Officer of the Company.
Calgary, Alberta             Development Operations
Canada                       (age 41)

Ronald K. Laing              Vice-President, Commercial  Officer of the Company  since March  2009;  prior  thereto
Calgary, Alberta             Operations                  Commercial   Operations   Advisor  of  the  Company   from
Canada                       (age 39)                    November 2003 to April 2004,  and most  recently  Manager,
                                                         Commercial  Operations  of the Company  from April 2004 to
                                                         March 2009.

Leon Miura                   Vice-President,             Officer of the Company.
Calgary, Alberta             Horizon Major Projects
Canada                       (age 54)

Reno G. Laseur               Vice-President,             Officer of the Company  since August 2008;  prior  thereto
Fort McMurray, Alberta       Upgrading                   Operations  Manager,  Upgrading  of the  Company  November
Canada                       (age 53)                    2002  to  October  2007,  and  most  recently   Operations
                                                         Director,  Upgrading  of the Company  from October 2007 to
                                                         August 2008.

S. John Parr                 Vice-President,             Officer of the Company  since  April  2004;  prior thereto
Calgary, Alberta             Production, East            Production Manager,  Heavy Oil  of  th e Company from July
Canada                       (age 47)                    2002 to April 2004.

David A. Payne               Vice-President,             Officer of the Company since  October 2004;  prior thereto
Calgary, Alberta             Exploitation, Central       Exploitation  Manager,  Technical  Projects of the Company
Canada                       (age 47)                    from   August  2003  to  October   2004,   Vice-President,
                                                         Exploitation,  West from October  2004 to April 2007,  and most recently Vice-President,  Exploitation, East from May
                                                         2007 to February 2008.

William R. Peterson          Vice-President,             Officer of the Company  since April  2004;  prior  thereto
Calgary, Alberta             Production, West            Production Manager, West of the Company.
Canada                       (age 42)

Timothy G. Reed              Vice-President,             Officer of the Company since  January 2007;  prior thereto
Calgary, Alberta             Human Resources             Manager,  Human  Resources of the Company 2000 to 2005 and
Canada                       (age 52)                    most recently  Director,  Human  Resources 2005 to January
                                     2007.
Joy P. Romero                Vice President,             Officer of the Company  since March  2008;  prior  thereto
Calgary, Alberta             Bitumen Production          Director,  Bitumen  Production Process of the Company from
Canada                       (age  52)                   September 2002 to March 2008.

Sheldon L. Schroeder         Vice-President,             Officer of the Company  since April  2004;  prior  thereto
Fort McMurray, Alberta       Project Control             Director,  Project  Control of the Company from  September
Canada                       (age 41)                    2002 to April 2004.

Kendall W. Stagg             Vice-President,             Officer of the Company since  October 2004;  prior thereto
Calgary, Alberta             Exploration, West           Manager  Exploration,  B. C. of the Company from June 2002
Canada                       (age 47)                    to September 2004.

Scott G. Stauth              Vice-President,             Officer of the Company since November 2006;  prior thereto
Calgary, Alberta             Field Operations            Manager,  Eastern  Field  Operations  of the Company April
Canada                       (age 51)                    2003 to November 2006.

Stephen C. Suche             Vice-President,             Officer of the  Company  since July  2006;  prior  thereto
Calgary, Alberta             Information and             Manager  Information and Corporate Services of the Company
Canada                       Corporate Services          January 2000 to July 2006.
                             (age 49)

Canadian Natural Resources Limited                                            56

NAME                         POSITION PRESENTLY HELD     PRINCIPAL OCCUPATION DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------------------------------
Domenic Torriero             Vice-President,             Officer of the Company since November 2006;  prior thereto
Calgary, Alberta             Exploration, Central        Vice-President   Geology  and   Geophysics   of  Petrovera
Canada                       (age 44)                    Resources  Limited  January  1999 to  March  2004 and most recently  Exploration Manager of the Company March 2004 to
                                                         November 2006.

Grant M. Williams            Vice-President,             Officer of the Company  since March  2007;  prior  thereto
Calgary, Alberta             Exploration, East           Manager,  Exploration  Heavy  Oil of the  Company  October
Canada                       (age 51)                    2003 to April 2007.

Daryl G. Youck               Vice-President,             Officer of the Company since February 2008;  prior thereto
Calgary, Alberta             Exploitation, East          Manager,   Exploitation   of  the  Company  July  2002  to
Canada                       (age 40)                    February 2008.

Lynn M. Zeidler              Vice-President,             Officer of the Company.
Calgary, Alberta             Utilities and Services
Canada                       (age 52)

Bruce E. McGrath             Corporate Secretary         Officer of the Company.
Calgary, Alberta             (age 59)
Canada
======================================================================================================================

(1)  Member of the nominating and corporate governance committee
(2)  member of the audit committee
(3)  member of the reserves committee
(4)  member of the compensation committee
(5)  member of the health, safety, and environmental committee


All directors stand for election at each Annual General Meeting of Canadian Natural shareholders. All of the current directors were elected to the Board at the last annual general meeting of shareholders held on May 8, 2008.

As at December 31, 2008, the directors and officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, in the aggregate, approximately 4% of the total outstanding common shares
(approximately 6% after the exercise of options held by them pursuant to the Company's stock option plan).


57                                            Canadian Natural Resources Limited

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of the Company may become subject in connection with the operations of the Company. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of businesses and assets with a view to potential acquisition of interests on their own behalf and on behalf of other corporations. Situations may arise where the directors and officers will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the BUSINESS CORPORATIONS ACT (Alberta).

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of Canadian Natural, or associate or affiliate of those persons, has any material interest, direct or indirect, in any transaction within the last three years that has materially affected or is reasonably expected to materially affect the Company.








Canadian Natural Resources Limited                                            58

AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE MEMBERS

The Audit Committee of the Board of Directors of the Company is comprised of Ms. C. M. Best, Chair, Messrs. G. A. Filmon, G. D. Giffin and D. A. Tuer each of whom is independent and financially literate as those terms are defined under Canadian securities regulations National Instrument 52-110 and the NYSE listing standards as they pertain to audit committees of listed issuers. The education and experience of each member of the Audit Committee relevant to their responsibilities as an Audit Committee member is described below.

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

AUDITOR SERVICE FEES

The Audit Committee of the Board of Directors in 2008 approved specified audit and non-audit services to be performed by PricewaterhouseCoopers LLP ("PwC"). The services provided include: (i) the annual audit of the Corporation's internal controls and December 31, 2008 consolidated financial statements included in the Annual Information Form and Form 40-F, reviews of the Corporation's quarterly unaudited Consolidated Financial Statements, audits of certain of the Corporation's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including debt covenant compliance and Crown Royalty Statements; (iii) tax related services related to expatriate personal tax and compliance as well as other corporate tax return matters; and (iv) non-audit services related to accessing resource materials through PwC's accounting literature library.

Fees accrued to PwC are shown in the table below.

                                                |--------------|
Auditor service                                 |     2008     |      2007
------------------------------------------------|--------------|---------------
Audit fees                                      | $  2,685,800 |  $  2,729,315
Audit related fees                              |      156,300 |       164,000
Tax related fees                                |       91,500 |       154,459
All other fees                                  |        9,500 |         9,440
------------------------------------------------|--------------|---------------
                                                | $  2,943,100 |  $  3,057,214
================================================|==============|===============


The Charter of the Audit Committee of the Company is attached as Schedule "C" to this Annual Information Form.


59                                            Canadian Natural Resources Limited

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

INTERESTS OF EXPERTS

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors' report dated March 4, 2009 in respect of the Company's consolidated financial statements with accompanying notes as at and for the three years ended December 31, 2008 and the Company's internal control over financial reporting as at December 31, 2008. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the US Securities and Exchange Commission.

Based on information provided by the relevant persons or companies, there are beneficial interests, direct or indirect, in less than 1% of the Company's securities or property or securities or property of our associates or affiliates held by Sproule Associates Limited or GLJ Petroleum Consultants Ltd. or any partners, employees or consultants of such independent reserves evaluators who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR website at WWW.SEDAR.COM.

Additional information including Directors' and Executive Officers' remuneration and indebtedness, Director nominees standing for re-election, principal holders of the Company's securities, options to purchase the Company's securities and interest of insiders in material transactions is contained in the Company's Notice of Annual General Meeting and Information Circular dated March 18, 2009 in connection with the Annual General Meeting of Shareholders of Canadian Natural to be held on May 7, 2009 which information is incorporated herein by reference. Additional financial information and discussion of the affairs of the Company and the business environment in which the Company operates is provided in the Company's Management Discussion and Analysis, comparative Consolidated Financial Statements and Supplementary Oil & Gas Information for the most recently completed fiscal year ended December 31, 2008 found on pages 40 to 73, 74 to 100 and 101 to 105 respectively, of the 2008 Annual Report to the Shareholders, which information is incorporated herein by reference.

For additional copies of this Annual Information Form, please contact:

                  Corporate Secretary of the Corporation at:
                  2500, 855 - 2nd Street S.W.
                  Calgary, Alberta T2P 4J8


Canadian Natural Resources Limited                                            60

                                  SCHEDULE "A"
                                 FORM 51-101F2

                           REPORT ON RESERVES DATA BY
              INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

                            REPORT ON RESERVES DATA
                            -----------------------

To  the  Board  of  Directors  of  Canadian  Natural   Resources  Limited  (the
"Corporation"):

1. We have evaluated the Corporation's reserves data as at December 31, 2008. The reserves data consist of the following:

     (a)  (i)   proved   conventional  crude  oil,  NGLs and natural gas reserve
                quantities estimated as at December 31, 2008 using constant prices and costs;

          (ii)  the related future net revenue; and

          (iii) the  related   standardized   measure  calculation  for  proved
                conventional crude oil, NGL and natural gas reserve quantities.

     (b)  (i)   both proved, and proved and probable conventional crude oil,NGL and natural gas reserve quantities estimated as at December 31, 2008 using forecast prices and costs;

          (ii)  the related future net revenue; and,

     (c)  (i)   both  proved,  and  proved  and  probable  synthetic  crude  oil reserves and associated bitumen quantities relating to surface mineable oil sands operations estimated as at December 31, 2008.

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

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions as outlined in the COGE Handbook, the FASB Standards and the SEC Requirements.


61                                            Canadian Natural Resources Limited

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2008 and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's management and board of directors:


     ------------------------------------------------------------------------------------------------------------------------------
     INDEPENDENT
     QUALIFIED
     RESERVES         DESCRIPTION AND                  LOCATION OF RESERVES         NET PRESENT VALUE OF FUTURE NET REVENUE
     EVALUATOR OR     PREPARATION DATE OF              (COUNTRY OR FOREIGN          (BEFORE INCOME TAXES, 10% DISCOUNT RATE)
     AUDITOR          EVALUATION REPORT                 GEOGRAPHIC AREA)            ($MILLIONS)
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                     AUDITED    EVALUATED     REVIEWED       TOTAL
     ------------------------------------------------------------------------------------------------------------------------------
     Sproule          Sproule Evaluated the P&NG       Canada and USA                    $ 0     $ 40,841          $ 0    $ 40,841
     Associates       Reserves as reported February
     Limited          17th, 2009.
     ------------------------------------------------------------------------------------------------------------------------------
     Sproule          Sproule Evaluated the P&NG       United Kingdom and                $ 0     $ 11,929          $ 0    $ 11,929
     Associates       Reserves as reported February
     Limited          17th, 2009.                      Offshore West Africa
     ------------------------------------------------------------------------------------------------------------------------------
       TOTALS                                                                            $ 0     $ 52,770          $ 0    $ 52,770
     ==============================================================================================================================


     In addition, both proved, and proved and probable reserves have been evaluated for oil sands mining properties located in Canada. The Horizon Project reserves were evaluated as at December 31, 2008. GLJ Petroleum Consultants ("GLJ"), an independent qualified reserves evaluator, was retained by the Reserves Committee of Canadian Natural's Board of Directors to evaluate reserves associated with the Horizon Project incorporating both the mining and upgrading projects. These reserves were evaluated under SEC Industry Guide 7 and are disclosed separately from the Corporation's conventional crude oil and natural gas activities.

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook as modified by the FASB Standards and SEC requirements. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.


Canadian Natural Resources Limited                                            62

Executed as to our report referred to above:

         SPROULE ASSOCIATES LIMITED, CALGARY, ALBERTA, CANADA, FEBRUARY 25, 2009

         Original Signed By:

         --------------------------
         Harry J. Helwerda, P.Eng.,
         Executive Vice-President

         Original Signed By:

         --------------------------
         Doug Ho, P.Eng.
         Vice-President, Unconventional


         Original Signed By:

         --------------------------
         R. Keith MacLeod, P.Eng. President

         GLJ PETROLEUM CONSULTANTS, CALGARY, ALBERTA, CANADA, FEBRUARY 24, 2009

         Original Signed By:


         -------------------------
         James H. Willmon, P.Eng.
         Vice-President


63                                            Canadian Natural Resources Limited

                                  SCHEDULE "B"

                                   REPORT OF
                            MANAGEMENT AND DIRECTORS
                           ON OIL AND GAS DISCLOSURE

   REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Canadian Natural Resources Limited (the "Corporation") is responsible for the preparation and disclosure of information with respect to the Corporation's oil, gas and surface mineable oil sands activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)   (i)  proved  conventional  crude  oil,   NGLs  and  natural  gas  reserve
           quantities estimated as at December 31, 2008 using constant prices and costs;

     (ii)  the related future net revenue; and

     (iii) the related standardized measure calculation for proved conventional crude oil, NGL and natural gas reserve quantities.

(b)  (i)   both  proved, and  proved  and  probable  conventional crude oil, NGL and natural gas reserve quantities estimated as at December 31, 2008 using forecast prices and costs;

     (ii)  the related future net revenue; and,

(c) (i) both proved, and proved and probable synthetic crude oil reserves and associated bitumen quantities relating to surface mineable oil sands operations estimated as at December 31, 2008.

Sproule Associates Limited and GLJ Petroleum Consultants, both independent qualified reserves evaluators, have evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The reserves committee (the "Reserves Committee") of the board of directors (the "Board of Directors") of the Corporation has:

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with each of the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation and in the event of a proposal to change the independent qualified reserves evaluators, to inquire whether there had been disputes between the previous independent qualified reserves evaluators and management; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil, gas and surface mineable oil sands activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil, gas and surface mineable oil sands information;

(b) the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)  the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.


Canadian Natural Resources Limited                                            64

Original Signed By:


/s/ Steve W. Laut
--------------------------
Steve W. Laut
President and Chief Operating Officer


Original Signed By:


/s/ Douglas A. Proll
------------------------
Douglas A. Proll
Chief Financial Officer and Senior Vice President, Finance


Original Signed By:


/s/ David A. Tuer
--------------------------
David A. Tuer
Independent Director and Chair of the Reserve Committee


Original Signed By:


/s/ Norman F. McIntyre
--------------------------
Norman F. McIntyre
Independent Director and Member of the Reserve Committee


Dated this 3rd day of March, 2009
Calgary, Alberta


65                                            Canadian Natural Resources Limited

                                  SCHEDULE "C"

                       CANADIAN NATURAL RESOURCES LIMITED
                              (THE "CORPORATION")

            CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I.   Audit Committee Purpose

     The Audit Committee is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its responsibility for the stewardship of the Corporation in overseeing the business and affairs of the
     Corporation. Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight. The Audit Committee's primary duties and responsibilities are to:

     1. ensure that the Corporation's management implemented an effective system of internal controls over financial reporting;

     2. monitor and oversee the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

     3.   select  and  recommend  for  appointment  by  the  shareholders,  the
          Corporation's independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors;

     4. monitor the independence, qualifications and performance of the Corporation's independent auditors and oversee the audit of the Corporation's financial statements;

     5.   monitor the performance of the internal audit function;

     6. establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters; and,

     7. provide an avenue of communication among the independent auditors, management, the internal auditing function and the Board.

II.  Audit Committee Composition, Procedures and Organization

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


Canadian Natural Resources Limited                                            66

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

III. Audit Committee Duties and Responsibilities

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

          c. to ensure that the management of the Corporation has implemented and is maintaining an effective system of internal controls over financial reporting;

          d. to report regularly to the Board on the fulfillment of its duties and responsibilities; and,


67                                            Canadian Natural Resources Limited

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

          c. to review and discuss with management and the independent auditors prior to the annual audit the independent auditor's annual audit plan, including scope, staffing, locations and reliance upon management and internal audit department and oversee the audit of the Corporation's financial statements;

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

               (viii)  the  non-audit  services  provided  by  the  independent auditors; and,

               (ix) consider  the  independent  auditor's  judgments  about the quality and appropriateness of the Corporation's accounting principles and critical accounting estimates as applied in its financial reporting.


Canadian Natural Resources Limited                                            68

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

          b.   to review the internal audit plan; and

          c.   to   review    significant    internal    audit   findings   and
               recommendations   together   with   management's   response  and
               follow-up thereto.

     4. The duties and responsibilities of the Audit Committee as they relate to the internal control procedures of the Corporation shall be as follows:

          a. to review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting (including financial reporting) and risk management;

          b. to review any unresolved issues between management and the independent auditors that could affect the financial reporting or internal controls of the Corporation; and

          c. to periodically review the extent to which recommendations made by the internal audit staff or by the independent auditors have been implemented.

     5. Other duties and responsibilities of the Audit Committee shall be as follows:

          a. to review and discuss with management, the internal audit group and the independent auditors, the Corporation's unaudited quarterly consolidated financial statements and related Management Discussion & Analysis including the impact of unusual items and changes in accounting principles and estimates, the earnings press releases before disclosure to the public and report to the Board with respect thereto;

          b. to review and discuss with management, the internal audit group and the independent auditors, the Corporation's audited annual consolidated financial statements and related Management Discussion & Analysis including the impact of unusual items and changes in accounting principles and estimates, the earnings press releases before disclosure to the public and report to the Board with respect thereto;

          c. to ensure adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the quarterly and annual earnings press releases, and periodically assess the adequacy of those procedures;


69                                            Canadian Natural Resources Limited

          d. to review management's report on the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents and consider recommendations for any material change to such policies;

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


Canadian Natural Resources Limited                                            70

--------------------------------------------------------------------------------
M A N A G E M E N T S ' S    D I S C U S S I O N   A N D   A N A L Y S I S
--------------------------------------------------------------------------------

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

     Certain   statements  in  this  document  or  documents            results,  performance or achievements  expressed or implied
     incorporated    herein    by    reference    constitute            by such forward-looking  statements.  Such factors include,
     forward-looking statements or information (collectively            among  others:  general  economic and  business  conditions
     referred  to  herein as  "forward-looking  statements")            which  will,  among  other  things,  impact  demand for and
     within   the   meaning   of    applicable    securities            market prices of the Company's products;  volatility of and
     legislation.    Forward-looking   statements   can   be            assumptions  regarding  crude oil and  natural  gas prices;
     identified  by  the  words   "believe",   "anticipate",            fluctuations in currency and interest rates; assumptions on
     "expect",  "plan",  "estimate",  "target",  "continue",            which the  Company's  current  guidance is based;  economic
     "could",   "intend",  "may",  "potential",   "predict",            conditions  in the  countries  and  regions  in  which  the
     "should", "will", "objective",  "project",  "forecast",            Company conducts business; political uncertainty, including
     "goal",  "guidance",   "outlook",   "effort",  "seeks",            actions of or against terrorists, insurgent groups or other
     "schedule"   or   expressions   of  a  similar   nature            conflict  including   conflict  between  states;   industry
     suggesting  future  outcome or statements  regarding an            capacity;  ability of the Company to implement its business
     outlook.   Disclosure   related  to   expected   future            strategy, including exploration and development activities;
     commodity  pricing,   production  volumes,   royalties,            impact of competition;  the Company's  defense of lawsuits;
     operating  costs,  capital   expenditures,   and  other            availability  and  cost  of  seismic,  drilling  and  other
     guidance   provided    throughout   this   Management's            equipment;  ability of the Company and its  subsidiaries to
     Discussion   and  Analysis   ("MD&A")   including   the            complete   capital   programs;   the   Company's   and  its
     information   in  the   "outlook"   section   and   the            subsidiaries' ability to secure adequate transportation for
     sensitivity    analysis   constitute    forward-looking            its products; unexpected difficulties in mining, extracting
     statements.  Disclosure  of plans  relating to existing            or upgrading  the  Company's  bitumen  products;  potential
     and future  developments,  including but not limited to            delays or changes in plans with respect to  exploration  or
     the Horizon Project, Primrose East, Pelican Lake, Gabon            development  projects or capital  expenditures;  ability of
     Offshore  West Africa,  and the Kirby Oil Sands Project            the Company to attract  the  necessary  labour  required to
     also  constitute   forward-looking   statements.   This            build its thermal and oil sands mining projects;  operating
     forward-looking  information is based on annual budgets            hazards and other difficulties  inherent in the exploration
     and multi-year  forecasts,  and is reviewed and revised            for and  production  and sale of crude oil and natural gas;
     throughout  the year if  necessary  in the  context  of            availability  and cost of financing;  the Company's and its
     targeted  financial  ratios,  project returns,  product            subsidiaries'   success  of  exploration   and  development
     pricing  expectations  and balance in project  risk and            activities  and their  ability to replace and expand  crude
     time horizons.  These  statements are not guarantees of            oil  and  natural  gas  reserves;  timing  and  success  of
     future performance and are subject to certain risks and            integrating   the  business  and   operations  of  acquired
     the reader  should not place  undue  reliance  on these            companies;   production  levels;   imprecision  of  reserve
     forward-looking   statements   as   there   can  be  no            estimates and estimates of recoverable  quantities of crude
     assurances that the plans,  initiatives or expectations            oil,  bitumen,   natural  gas  and  liquids  not  currently
     upon which they are based will occur.                              classified as proved; actions by governmental  authorities;
                                                                        government  regulations  and the  expenditures  required to
     In  addition,  statements  relating to  "reserves"  are            comply with them (especially  safety and environmental laws
     deemed to be forward-looking statements as they involve            and   regulations   and  the  impact  of   climate   change
     the implied  assessment based on certain  estimates and            initiatives   on  capital  and  operating   costs);   asset
     assumptions   that  the  reserves   described   can  be            retirement  obligations;  the  adequacy  of  the  Company's
     profitably  produced in the future.  There are numerous            provision  for  taxes;  and other  circumstances  affecting
     uncertainties  inherent  in  estimating  quantities  of            revenues and expenses.  The Company's operations have been,
     proved  crude  oil  and  natural  gas  reserves  and in            and  in  the  future   may  be,   affected   by   political
     projecting future rates of production and the timing of            developments and by federal,  provincial and local laws and
     development expenditures. The total amount or timing of            regulations such as restrictions on production,  changes in
     actual future  production may vary  significantly  from            taxes,  royalties and other amounts  payable to governments
     reserve and production estimates.                                  or governmental agencies,  price or gathering rate controls and  environmental  protection  regulations.  Should one or
     The  forward-looking  statements  are based on  current            more of these risks or uncertainties materialize, or should
     expectations,  estimates and projections about Canadian            any of the Company's  assumptions  prove incorrect,  actual
     Natural  Resources  Limited  (the  "Company")  and  the            results may vary in material  respects from those projected
     industry  in which the  Company  operates,  which speak            in the  forward-looking  statements.  The impact of any one
     only as of the date such  statements were made or as of            factor on a  particular  forward-looking  statement  is not
     the date of the  report or  document  in which they are            determinable  with  certainty as such factors are dependent
     contained,  and are subject to known and unknown risks,            upon  other  factors,  and the  Company's  course of action
     uncertainties  and other  factors  that could cause the            would depend upon its assessment of the future  considering
     actual  results,  performance  or  achievements  of the            all information then available.  For additional information
     Company  to be  materially  different  from any  future            refer to the  "Risks  and  Uncertainties"  section  of this
                                                                        MD&A.

40 CANADIAN NATURAL

     Readers  are  cautioned  that  the  foregoing  list  of            oil to estimate  relative energy  content.  This conversion
     factors  is not  exhaustive.  Unpredictable  or unknown            may be  misleading,  particularly  when used in  isolation,
     factors not  discussed  in this report  could also have            since  the  6  mcf:1  bbl  ratio  is  based  on  an  energy
     material adverse effects on forward-looking statements.            equivalency  at the burner tip and does not  represent  the
     Although  the Company  believes  that the  expectations            value equivalency at the wellhead.  Production  volumes are
     conveyed   by  the   forward-looking   statements   are            the  Company's  interest  before  royalties,  and  realized
     reasonable based on information  available to it on the            prices are net of  transportation  and  blending  costs and
     date  such  forward-looking  statements  are  made,  no            exclude  the  effect  of risk  management  activities.  The
     assurances can be given as to future results, levels of            following  discussion and analysis refers  primarily to the
     activity    and     achievements.     All    subsequent            Company's 2008 financial results compared to 2007 and 2006,
     forward-looking  statements,  whether  written or oral,            unless otherwise indicated.  In addition, this MD&A details
     attributable  to the  Company or persons  acting on its            the Company's capital program and outlook for 2009.
     behalf are  expressly  qualified  in their  entirety by
     these cautionary statements. Except as required by law,            Additional  information relating to the Company,  including
     the   Company   assumes   no   obligation   to   update            its  quarterly  MD&A for the year and  three  months  ended
     forward-looking   statements  should  circumstances  or            December 31, 2008 and its Annual  Information  Form for the
     Management's estimates or opinions change.                         year ended  December  31,  2008,  is  available on SEDAR at
                                                                        www.sedar.com.
SPECIAL NOTE REGARDING
NON-GAAP FINANCIAL MEASURES                                             This MD&A is dated March 4, 2009.

     Management's    Discussion   and   Analysis    includes            ABBREVIATIONS
     references to financial  measures  commonly used in the
     crude oil and  natural gas  industry,  such as adjusted              ACC .................Anadarko Canada Corporation
     net earnings from operations, cash flow from operations              AECO ................Alberta natural gas reference
     and net asset value.  These financial  measures are not                                   location
     defined by generally accepted accounting  principles in              API .................Specific gravity measured in degrees
     Canada  ("GAAP")  and  therefore  are  referred  to  as                                   on the American Petroleum Institute
     non-GAAP  measures.  The non-GAAP  measures used by the                                   scale
     Company  may  not be  comparable  to  similar  measures              ARO .................Asset retirement obligations
     presented  by other  companies.  The Company uses these              bbl .................barrels
     non-GAAP  measures to  evaluate  its  performance.  The              bbl/d ...............barrels per day
     non-GAAP   measures   should  not  be   considered   an              bcf .................billion cubic feet
     alternative to or more meaningful than net earnings, as              boe .................barrels of oil equivalent
     determined  in  accordance  with  Canadian  GAAP, as an              boe/d ...............barrels of oil equivalent per day
     indication of the Company's  performance.  The non-GAAP              Brent ...............Dated Brent
     measures adjusted net earnings from operations and cash              C$ ..................Canadian dollars
     flow from operations are reconciled to net earnings, as              CICA ................Canadian Institute of Chartered
     determined  in accordance  with  Canadian  GAAP, in the                                   Accountants
     "Financial   Highlights"  section  of  this  MD&A.  The              CO2 .................Carbon dioxide
     Company also presents certain non-GAAP financial ratios              CO2e ................Carbon dioxide equivalents
     and their  derivation  in the  "Liquidity  and  Capital              Canadian GAAP .......Generally accepted accounting
     Resources" section of this MD&A.                                                          principles in Canada
                                                                          FPSO ................Floating Production, Storage and
MANAGEMENT'S DISCUSSION AND ANALYSIS                                                           Offtake Vessel
                                                                          GHG .................Greenhouse Gas
     Management's  Discussion  and Analysis of the financial              GJ ..................gigajoules
     condition  and  results of  operations  of the  Company              GJ/d ................gigajoules per day
     should  be  read  in  conjunction  with  the  Company's              Heavy
     audited  consolidated  financial statements and related              Differential ........Heavy crude oil differential from
     notes  for  the  year  ended  December  31,  2008.  The                                   WTI
     consolidated financial statements have been prepared in              Horizon Project .....Horizon Oil Sands Project
     accordance   with   generally    accepted    accounting              LIBOR ...............London Interbank Offered Rate
     principles    in   Canada    ("Canadian    GAAP").    A              mcf .................thousand cubic feet
     reconciliation  of Canadian GAAP to generally  accepted              mmbbl ...............million barrels
     accounting  principles in the United States ("US GAAP")              mmbtu ...............million British thermal units
     is  included in note 18 to the  consolidated  financial              mmcf/d ..............million cubic feet per day
     statements.   All  dollar  amounts  are  referenced  in              NGLs ................Natural gas liquids
     Canadian  dollars,  except where otherwise  noted.  The              NYMEX ...............New York Mercantile Exchange
     calculation  of  barrels of oil  equivalent  ("boe") is              NYSE ................New York Stock Exchange
     based on a conversion  ratio of six thousand cubic feet              PRT .................Petroleum Revenue Tax
     ("mcf") of natural  gas to one barrel  ("bbl") of crude              SCO .................Synthetic light crude oil
                                                                          SEC .................United States Securities and
                                                                                               Exchange Commission
                                                                          TSX .................Toronto Stock Exchange
                                                                          UK ..................United Kingdom
                                                                          US ..................United States
                                                                          US GAAP .............Generally accepted accounting
                                                                                               principles in the United States
                                                                          US$ .................United States dollars
                                                                          WCS .................Western Canadian Select
                                                                          WTI .................West Texas Intermediate

                                                             CANADIAN NATURAL 41

OBJECTIVE AND STRATEGY
      The Company's objectives are to increase crude oil and natural gas production, reserves, cash flow and net asset value(1) on a per common share basis through the development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves. The Company strives to meet these objectives by having a defined growth and value enhancement plan for each of its products and segments. The Company takes a balanced approach to growth and investments and focuses on creating long-term shareholder value. The Company allocates its capital by maintaining:
      o Balance among its products, namely natural gas, light/medium crude oil, Pelican Lake crude oil(2), primary heavy crude oil and thermal heavy crude oil;
      o     Balance among near-, mid- and long-term projects;
      o     Balance among acquisitions, exploitation and exploration; and
      o Balance between sources and terms of debt financing and maintenance of a strong balance sheet.
            (1)   discounted  value of  conventional  crude oil and natural gas reserves plus value of undeveloped land, less net debt.
            (2)   Pelican  Lake crude oil is 14-17(0) API oil,  which  receives medium quality crude netbacks due to lower production costs and lower royalty rates.

      The Company's three-phase crude oil marketing strategy includes:
      o Blending various crude oil streams with diluents to create more attractive feedstock;
      o Supporting and participating in pipeline expansions and/or new additions; and
      o Supporting and participating in projects that will increase the downstream conversion capacity for heavy crude oil.

      Operational discipline and cost control are fundamental to the Company. By consistently controlling costs throughout all cycles of the industry, the Company believes it will achieve continued growth. Cost control is attained by developing area knowledge, by dominating core areas and by maintaining high working interests and operator status in its properties.

      The Company is committed to maintaining a strong balance sheet and flexible capital structure. The Company believes it has built the necessary financial capacity to complete all of its growth projects, including the Horizon Project and its conventional crude oil and natural gas opportunities. Additionally, the Company's risk management hedge program reduces the risk of volatility in commodity prices and supports the Company's cash flow for its capital expenditures programs.

      Strategic accretive acquisitions, like the acquisition of ACC in 2006, are a key component of the Company's strategy. The Company has used a combination of internally generated cash flows and debt financing to selectively acquire properties generating future cash flows in its core regions.

      Highlights for the year ended December 31, 2008 include the following:
      o Achieved record levels of net earnings, adjusted net earnings from operations, and cash flow from operations;
      o     Achieved annual crude oil and natural gas production guidance;
      o Completed the construction of and achieved first production from the Primrose East Expansion;
      o Completed drilling and brought three wells back on production at the Baobab Field, Cote d'Ivoire;
      o Development continued on the Olowi Field in offshore Gabon with first oil targeted for Spring 2009;
      o Substantially completed construction of Phase 1 of the Horizon Project; and
      o     Increased dividends per common share.

NET EARNINGS AND CASH FLOW FROM OPERATIONS
Financial Highlights

      ($ millions, except per common share amounts)                    2008|        2007         2006
---------------------------------------------------------------------------|-------------------------
     Revenue, before royalties                                   $   16,173|  $   12,543  $    11,643
     Net earnings                                                $    4,985|  $    2,608  $     2,524
        Per common share - basic and diluted                     $     9.22|  $     4.84  $      4.70
     Adjusted net earnings from operations(1)                    $    3,492|  $    2,406  $     1,664
        Per common share - basic and diluted                     $     6.46|  $     4.46  $      3.10
     Cash flow from operations (2)                               $    6,969|  $    6,198  $     4,932
        Per common share - basic and diluted                     $    12.89|  $    11.49  $      9.18
     Dividends declared per common share                         $     0.40|  $     0.34  $      0.30
     Total assets                                                $   42,650|  $   36,114  $    33,160
     Total long-term liabilities                                 $   20,856|  $   19,230  $    19,399
     Capital expenditures, net of dispositions                   $    7,451|  $    6,425  $    12,025
===========================================================================|=========================

      (1)   Adjusted net earnings from  operations  is a non-GAAP  measure that represents net earnings adjusted for certain items of a non-operational nature. The Company evaluates its performance based on adjusted net earnings from operations. The reconciliation "Adjusted Net Earnings from Operations" presented below lists the after-tax effects of certain items of a non-operational nature that are included in the Company's financial results. Adjusted net earnings from operations may not be comparable to similar measures presented by other companies.

      (2) Cash flow from operations is a non-GAAP measure that represents net earnings adjusted for non-cash items before working capital adjustments. The Company evaluates its performance based on cash flow from operations. The Company considers cash flow from operations a key measure as it demonstrates the Company's ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation "Cash Flow from Operations" presented below lists the effects of certain non-cash items that are included in the Company's financial results. Cash flow from operations may not be comparable to similar measures presented by other companies.


42  CANADIAN NATURAL

Adjusted Net Earnings from Operations

      ($ millions)                                                   2008 |      2007        2006
--------------------------------------------------------------------------|-----------------------
      Net earnings as reported                                   $  4,985 |   $  2,608   $  2,524
      Stock-based compensation (recovery) expense, net of             (38)|        134         95
      tax(a)                                                              |
      Unrealized risk management (gain) loss, net of tax(b)        (2,112)|        977       (674)
      Unrealized foreign exchange loss (gain), net of tax(c)          698 |       (449)       114
      Effect of statutory tax rate and other legislative              (41)|       (864)      (395)
      changes on future income tax liabilities(d)                         |
--------------------------------------------------------------------------|-----------------------
      Adjusted net earnings from operations                      $  3,492 |   $  2,406   $  1,664
==================================================================================================

      (a) The Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value are recognized in net earnings or are capitalized as part of the Horizon Project during the construction period.
      (b) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying items hedged, primarily crude oil and natural gas.
      (c) Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, offset by the impact of cross currency swap hedges, and are recognized in net earnings.
      (d) All substantively enacted or enacted adjustments in applicable income tax rates and other legislative changes are applied to underlying assets and liabilities on the Company's consolidated balance sheet in determining future income tax assets and liabilities. The impact of these tax rate and other legislative changes is recorded in net earnings during the period the legislation is substantively enacted or enacted. Income tax rate changes during 2008 resulted in a reduction of future income tax liabilities of approximately $19 million in North America and $22 million in Cote d'Ivoire, Offshore West Africa. Income tax rate and other legislative changes during 2007 resulted in a reduction of future income tax liabilities of approximately $864 million in North America. Income tax rate changes during 2006 resulted in an increase of future income tax liabilities of approximately $110 million in the North Sea, a reduction of approximately $438 million in North America, and a reduction of approximately $67 million in Cote d'Ivoire, Offshore West Africa.


Cash Flow from Operations

      ($ millions)                                                2008 |           2007        2006
-----------------------------------------------------------------------|------------------------------
     Net earnings                                        $       4,985 |      $   2,608    $  2,524
     Non-cash items:                                                   |
        Depletion, depreciation and amortization                 2,683 |          2,863       2,391
        Asset retirement obligation accretion                       71 |             70          68
        Stock-based compensation (recovery) expense                (52)|            193         139
        Unrealized risk management (gain) loss                  (3,090)|          1,400      (1,013)
        Unrealized foreign exchange loss (gain)                    832 |           (524)        134
        Deferred petroleum revenue tax (recovery)                      |
        expense                                                    (67)|             44          37
        Future income tax expense (recovery)                     1,607 |           (456)        652
-----------------------------------------------------------------------|------------------------------
     Cash flow from operations                           $       6,969 |      $   6,198    $  4,932
======================================================================================================

      For 2008, the Company reported net earnings of $4,985 million compared to net earnings of $2,608 million for 2007 (2006 - $2,524 million). Net earnings for the year ended December 31, 2008 included net unrealized after-tax income of $1,493 million related to the effects of risk management activities, changes in foreign exchange rates, stock-based compensation, and the impact of statutory tax rate and other legislative changes on future income tax liabilities (2007 - $202 million; 2006 - $860 million). Excluding these items, adjusted net earnings from operations for the year ended December 31, 2008 increased to $3,492 million from $2,406 million for 2007 (2006 - $1,664 million) primarily due to the impact of higher realized pricing, lower depletion, depreciation and amortization expense, and lower interest and administration expense. These factors were partially offset by higher realized risk management losses, higher royalty and production expense, lower sales volumes, and the impact of the stronger Canadian dollar relative to the US dollar during the first half of 2008.

      The impacts of unrealized risk management activities, stock-based compensation and changes in foreign exchange rates are expected to continue to contribute to significant volatility in consolidated net earnings and are discussed in detail in the relevant sections of this MD&A.

      Cash flow from operations for the year ended December 31, 2008 increased to $6,969 million ($12.89 per common share) from $6,198 million ($11.49 per common share) for 2007 (2006 - $4,932 million; $9.18 per common share). The increase was primarily due to the impact of higher realized pricing and lower interest and administration expense, partially offset by higher realized risk management losses, higher royalty and production expense, higher current income tax expense, lower sales volumes, and the impact of the stronger Canadian dollar relative to the US dollar during the first half of 2008.


      For 2008, the Company's average sales price per bbl of crude oil and NGLs increased to $82.41 per bbl from $55.45 per bbl in 2007 (2006 - $53.65 per bbl). The Company's average natural gas price increased to $8.39 per mcf from $6.85 per mcf for 2007 (2006 - $6.72 per mcf).

      Total production of crude oil and NGLs before royalties decreased to 315,667 bbl/d from 331,232 bbl/d for 2007 (2006 - 331,998 bbl/d). The decrease in crude oil and NGLs production was primarily due to lower production in the North Sea and Offshore West Africa due to the timing of field turnarounds, the sale of the Company's working interest in the B-Block Fields late in 2007, and the impact of the shut in of a portion of the Baobab Field production, and in North America due to the cyclic nature of the Company's thermal production.

                                                             CANADIAN NATURAL 43

      Total natural gas production before royalties decreased to 1,495 mmcf/d from 1,668 mmcf/d for 2007 (2006 - 1,492 mmcf/d). The decrease in natural gas production primarily reflected natural production declines due to the Company's strategic reduction in natural gas drilling activity in North America.

      Total crude oil and NGLs and natural gas production volumes before royalties decreased to 564,845 boe/d from 609,206 boe/d for 2007 (2006 - 580,724 boe/d). Total production for 2008 was within the Company's previously issued guidance.

Operating highlights
                                               2008|          2007         2006
---------------------------------------------------|---------------------------
   Crude oil and NGLs ($/bbl)(1)                   |
   Sales price(2)                         $   82.41|    $    55.45   $    53.65
   Royalties                                  10.48|          5.94         4.48
   Production expense                         16.26|         13.34        12.29
---------------------------------------------------|---------------------------
  Netback                                 $   55.67|    $    36.17   $    36.88
---------------------------------------------------|---------------------------
   Natural gas ($/mcf)(1)                          |
   Sales price(2)                         $    8.39|    $     6.85   $     6.72
   Royalties                                   1.46|          1.11         1.29
   Production expense                          1.02|          0.91         0.82
---------------------------------------------------|---------------------------
   Netback                                $    5.91|    $     4.83   $     4.61
---------------------------------------------------|---------------------------
   Barrels of oil equivalent ($/boe)(1)            |
   Sales price(2)                         $   68.62|    $    49.05   $    47.92
   Royalties                                   9.78|          6.26         5.89
   Production expense                         11.79|          9.75         9.14
---------------------------------------------------|---------------------------
   Netback                                $   47.05|    $    33.04   $    32.89
===============================================================================
      (1)   Amounts expressed on a per unit basis are based on sales volumes.
      (2) Net of transportation and blending costs and excluding risk management activities.

SUMMARY OF QUARTERLY RESULTS

      The following is a summary of the Company's quarterly results for the eight most recently completed quarters:

      ($ millions, except per common share amounts)

       2008                                 Total            Dec 31       Sep 30       Jun 30        Mar 31
------------------------------------------------------------------------------------------------------------
     Revenue, before royalties              $     16,173   $  2,511     $  4,583   $    5,112   $     3,967
     Net earnings (loss)                    $      4,985   $  1,770     $  2,835   $     (347)  $       727
     Net earnings (loss) per common
     share
        - basic and diluted                 $       9.22   $   3.27     $   5.25   $    (0.65)  $      1.35
------------------------------------------------------------------------------------------------------------
     2007                                          Total     Dec 31       Sep 30       Jun 30        Mar 31
------------------------------------------------------------------------------------------------------------
     Revenue, before royalties              $     12,543   $  3,200     $  3,073   $    3,152   $     3,118
     Net earnings                           $      2,608   $    798     $    700   $      841   $       269
     Net earnings per common share
        - basic and diluted                 $       4.84   $   1.48     $   1.30   $     1.56   $      0.50
=============================================================================================================

      Net earnings (loss) over the eight most recently completed quarters generally reflected fluctuations in realized crude oil and natural gas prices, fluctuations in sales volumes, the impact of mark-to-market accounting of derivative financial instruments and stock-based compensation, fluctuations in depletion, depreciation and amortization charges and foreign exchange rates, and adjustments to future income tax liabilities due to statutory tax rate and other legislative changes. More specifically, volatility in quarterly net earnings was primarily due to:

      o     Crude oil pricing
            Crude  oil  prices  reflected   fluctuating  demand,   geopolitical
            uncertainties and fluctuations in the Heavy Differential in North America.

     o     Natural gas pricing
            Natural gas prices primarily reflected seasonal fluctuations in both the demand for natural gas and inventory storage levels, fluctuations in liquefied natural gas imports into the US, and increased shale gas production in the US.

      o     Crude oil and NGLs sales volumes
            Crude oil and NGLs sales volumes primarily reflected increased production from the Company's Primrose thermal projects, the results from the Pelican Lake water and polymer flood projects, and development of the Espoir Field. Crude oil and NGLs sales volumes also reflected fluctuations in production from the North Sea and Offshore West Africa due to timing of liftings and maintenance activities and the impact of the shut in of a portion of the Baobab Field production.

 44  CANADIAN NATURAL

      o     Natural gas sales volumes
            Natural gas sales volumes primarily reflected production declines due to the Company's strategic decision to reduce natural gas drilling activity in North America due to the allocation of capital to higher return crude oil projects, as well as natural decline rates.

      o     Foreign exchange rates
            Fluctuations in the Canadian dollar relative to the US dollar impacted the realized price the Company received for its crude oil and natural gas sales, as sales prices are based predominately on US dollar denominated benchmarks. Similarly, unrealized foreign exchange gains and losses were recorded with respect to US dollar denominated debt and the re-measurement of North Sea future income tax liabilities denominated in UK pounds sterling to US dollars, partially offset by the impact of cross currency swap hedges.

      o     Risk management
            Net earnings (loss) have fluctuated due to the recognition of realized and unrealized gains and losses from the mark-to-market and subsequent settlement of the Company's risk management activities.

      o     Changes in income tax expense
            Fluctuations in income tax expense (recovery) include statutory tax rate and other legislative changes substantively enacted or enacted in the various periods.

      o     Stock-based compensation
            Net earnings (loss) have fluctuated due to the mark-to-market movements of the Company's stock-based compensation liability. Stock-based compensation expense (recovery) reflected fluctuations in the Company's share price over the eight most recently completed quarters.

      o     Production expense
            Production expense has fluctuated company wide primarily due to the impact of the demand for services, industry-wide inflationary cost pressures experienced in prior quarters in all segments, fluctuations in product mix, and the impact of seasonal costs that are dependent on weather.

      o     Depletion, depreciation and amortization
            Depletion, depreciation and amortization expense has fluctuated due to changes in sales volumes, finding and development costs associated with crude oil and natural gas exploration, and estimated future costs to develop the Company's proved undeveloped reserves.


BUSINESS ENVIRONMENT

   (Yearly average)                                       2008 |               2007               2006
---------------------------------------------------------------|--------------------------------------
   WTI benchmark price (US$/bbl)                 $       99.65 |   $          72.40   $          66.25
   Dated Brent benchmark price (US$/bbl)         $       96.99 |   $          72.59   $          65.18
   WCS blend differential from WTI                             |
   (US$/bbl)(1)                                  $       20.03 |   $          23.25   $          21.53
   WCS blend differential from WTI (%)(1)                   20%|                 32%                32%
   Condensate benchmark price (US$/bbl)          $      100.10 |   $          72.88   $          66.24
   NYMEX benchmark price (US$/mmbtu)             $        8.95 |   $           6.92   $           7.26
   AECO benchmark price (C$/GJ)                  $        7.71 |   $           6.26   $           6.62
   US / Canadian dollar average exchange rate    $      0.9381 |   $         0.9304   $         0.8818
   US / Canadian dollar year end exchange rate   $      0.8166 |   $         1.0120   $         0.8581
======================================================================================================

      (1)   Beginning   in  2008,   the  Company  has   quantified   the  Heavy
            Differential using the WCS blend as the heavy crude oil marker. Prior period amounts have been reclassified.

Commodity Prices

      Substantially all of the Company's production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on Alberta AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company's realized price is also highly sensitive to fluctuations in foreign exchange rates. The average value of the Canadian dollar in relation to the US dollar fluctuated significantly throughout 2008, with a high of approximately $1.03 in February 2008 and a low of approximately $0.77 in December 2008.

      The overall increase in WTI pricing in 2008 reflected strong demand for crude oil and tight supply during the first half of 2008, followed by a significant decrease in demand as a result of worldwide financial and economic events during the fourth quarter of the year. WTI pricing was also impacted by ongoing geopolitical uncertainty resulting in increased market volatility. For 2008, WTI averaged US$99.65 per bbl, an increase of 38% compared to US$72.40 per bbl for 2007 (2006 - US$66.25 per bbl). WTI reached a high of US$147.27 per bbl on July 11, 2008 and a low of US$32.40 per bbl on December 19, 2008.

      Brent averaged US$96.99 per bbl for 2008, an increase of 34% compared to US$72.59 per bbl for 2007 (2006 - US$65.18 per bbl). Crude oil sales contracts for the North Sea and Offshore West Africa are typically based on Brent pricing, which was also impacted by worldwide financial and economic events late in the year.

                                                             CANADIAN NATURAL 45

      The Company's realized crude oil prices benefited from strong commodity pricing during most of the year and a favorable Heavy Differential. The Heavy Differential averaged 20% of WTI for 2008, compared to 32% for 2007 (2006 - 32%). As the worldwide demand for diesel remained strong and the refinery cracking margins were relatively weak, the Heavy Differential continued to remain strong, despite the falling benchmark pricing late in 2008.

      The Company anticipates continued volatility in the crude oil pricing benchmarks due to the unpredictable nature of supply and demand factors, geopolitical events and the global economic slowdown resulting from worldwide financial and economic events. The Heavy Differential is expected to continue to reflect seasonal demand fluctuations and refinery cracking margins.

      NYMEX natural gas prices averaged US$8.95 per mmbtu for 2008, an increase of 29% from US$6.92 per mmbtu for 2007 (2006 - US$7.26 per mmbtu). The Alberta based AECO natural gas pricing for 2008 increased 23% to average $7.71 per GJ from $6.26 per GJ in 2007 (2006 - $6.62 per GJ). During the first half of 2008, the demand and pricing for natural gas were tracking with oil pricing and general economic activity. During the second half of the year, natural gas pricing decreased due to a significant increase in production from shale gas reservoirs in the US and a significant decline in industrial demand caused by the onset of worldwide financial and economic events.

Operating, Royalty and Capital Costs

      Strong commodity prices over the last several years have resulted in increased demand for oilfield services worldwide. This has led to inflationary operating and capital cost pressures throughout the crude oil and natural gas industry, particularly related to drilling activities and oil sands developments.

     The crude oil and natural gas industry is also experiencing cost pressures related to environmental regulations, both in North America and internationally. In Canada, the Federal Government has indicated its intent to develop regulations that would be in effect in 2010 to address industrial GHG emissions; however future Federal regulatory requirements remain uncertain. The Federal Government has also outlined national and sectoral reduction targets for several categories of air pollutants. In Alberta, GHG regulations came into effect July 1, 2007, affecting facilities emitting more than 100 kilotonnes of CO2e annually. Two of the Company's facilities, the Primrose/Wolf Lake in-situ heavy crude oil facilities and the Hays sour natural gas plant, fall under the regulations. Commencing July 1, 2008, the British Columbia carbon tax is being assessed at $10/tonne of CO2e on fuel consumed in the province, increasing to $30/tonne by July 1, 2012. In the UK, GHG regulations have been in effect since 2005. During Phase 1 (2005 - 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. For Phase 2 (2008 -
     2012) the Company's CO2 allocation has been decreased below the Company's estimated current operations emissions. The Company continues to focus on implementing reduction programs based on efficiency audits to reduce CO2 emissions at its major facilities and on trading mechanisms to ensure compliance with requirements now in effect.

      Continued cost pressures and the final outcome of changes to environmental regulations may adversely impact the Company's future net earnings, cash flow and capital projects. For additional details, refer to the "Greenhouse Gas and Other Air Emissions" section of this MD&A.

      The Alberta Government implemented its New Royalty Framework ("NRF") effective January 1, 2009. The NRF includes a number of changes to royalty rates for natural gas, conventional crude oil, and oil sands production. Under the NRF, royalties payable vary according to commodity prices and the productivity of wells. Leading up to the January 2009 implementation of the NRF, the Alberta Government made several adjustments to the originally proposed formula to address unintended consequences. These adjustments affect royalties payable for certain natural gas and crude oil production wells. For additional details, refer to the "Royalties" section of this MD&A.

 46  CANADIAN NATURAL

ANALYSIS OF CHANGES IN REVENUE, BEFORE ROYALTIES AND RISK MANAGEMENT ACTIVITIES

                                            Changes due to                                          Changes due to
---------------------------------------------------------------------------------------------------------------------------
($ millions)            2006    Volumes   Prices  Other         2007   Volumes       Prices       Other             2008
---------------------------------------------------------------------------------------------------------------------------
North America
Crude oil and      $   5,262   $    298   $  287   $  -    $   5,847  $    (49)    $  3,013      $    -       $    8,811
NGLs
Natural gas            3,804        452       46      -        4,302      (531)         914           -            4,685
---------------------------------------------------------------------------------------------------------------------------
                       9,066        750      333      -       10,149      (580)       3,927           -           13,496
---------------------------------------------------------------------------------------------------------------------------
North Sea
Crude oil and          1,600       (107)      82      -        1,575      (334)         512           -            1,753
NGLs
Natural gas               16         (2)       8      -           22        (5)          (1)          -               16
---------------------------------------------------------------------------------------------------------------------------
                       1,616       (109)      90      -        1,597      (339)         511           -            1,769
---------------------------------------------------------------------------------------------------------------------------
Offshore West
Africa
Crude oil and            931       (216)      36      -          751      (136)         280           -              895
NGLs
Natural gas               19          5        1      -           25         5           19           -               49
---------------------------------------------------------------------------------------------------------------------------
                         950       (211)      37      -          776      (131)         299           -              944
---------------------------------------------------------------------------------------------------------------------------
Subtotal
Crude oil and          7,793        (25)     405      -        8,173      (519)       3,805           -           11,459
NGLs
Natural gas            3,839        455       55      -        4,349      (531)         932           -            4,750
---------------------------------------------------------------------------------------------------------------------------
                      11,632        430      460      -       12,522    (1,050)       4,737           -           16,209
---------------------------------------------------------------------------------------------------------------------------
Midstream                 72          -        -      2           74         -            -           3               77
Intersegment             (61)         -        -      8         (53)         -            -         (60)            (113)
   eliminations
   and other(1)
---------------------------------------------------------------------------------------------------------------------------
Total              $  11,643   $    430   $  460   $ 10    $  12,543  $ (1,050)    $   4,737     $  (57)      $   16,173
===========================================================================================================================

     (1) Eliminates primarily internal transportation, electricity charges, and natural gas sales.

     Revenue increased 29% to $16,173 million for 2008 from $12,543 million for 2007 (2006 - $11,643 million). The increase was primarily due to increased realized crude oil and NGLs and natural gas prices company-wide.

     For 2008, 17% of the Company's crude oil and natural gas revenue was generated outside of North America (2007 - 19%; 2006 - 22%). North Sea accounted for 11% of crude oil and natural gas revenue for 2008 (2007 - 13%; 2006 - 14%), and Offshore West Africa accounted for 6% of crude oil and natural gas revenue for 2008 (2007 - 6%; 2006 - 8%).

ANALYSIS OF PRODUCT PRICES

                                                            2008 |          2007            2006
-----------------------------------------------------------------|---------------------------------
     Crude oil and NGLs ($/bbl) (1) (2)                          |
     North America                                   $     77.42 |     $     49.16    $      46.52
     North Sea                                       $    100.31 |     $     74.99    $      72.62
     Offshore West Africa                            $     97.96 |     $     71.68    $      67.99
     Company average                                 $     82.41 |     $     55.45    $      53.65
     Natural gas ($/mcf) (1) (2)                                 |
-----------------------------------------------------------------|---------------------------------
     North America                                   $      8.41 |     $      6.87    $       6.77
     North Sea                                       $      4.09 |     $      4.26    $       2.66
     Offshore West Africa                            $     10.03 |     $      5.68    $       5.37
     Company average                                 $      8.39 |     $      6.85    $       6.72
-----------------------------------------------------------------|---------------------------------
     Company average ($/boe) (1) (2)                 $     68.62 |     $     49.05    $      47.92
-----------------------------------------------------------------|---------------------------------
     Percentage of gross revenue (2) (excluding                  |
        midstream revenue)                                       |
     Crude oil and NGLs                                      68% |              62%             64%
     Natural gas                                             32% |              38%             36%
-----------------------------------------------------------------|---------------------------------

      (1)   Amounts expressed on a per unit basis are based on sales volumes.
      (2) Net of transportation and blending costs and excluding risk management activities.

      Realized crude oil and NGLs prices increased 49% to average $82.41 per bbl for 2008 from $55.45 per bbl for 2007 (2006 - $53.65 per bbl). The increase in 2008 was primarily a result of higher WTI and Brent benchmark crude oil prices during most of the year and a narrower Heavy Differential, partially offset by the impact of the stronger Canadian dollar relative to the US dollar during the first half of 2008.

      The Company's realized natural gas price increased 22% to average $8.39 per mcf for 2008 from $6.85 per mcf for 2007 (2006 - $6.72 per mcf). The increase in 2008 was primarily a result of increased benchmark prices due to increased industrial demand and lower liquefied natural gas imports into the US in the first half of 2008, partially offset by a significant reduction in industrial demand late in the year as a result of worldwide financial and economic events, and the impact of higher storage levels due to increased shale gas production in the US.

                                                            CANADIAN NATURAL  47

--------------------------------------------------------------------------------
CANADIAN NATURAL  2008 ANNUAL REPORT
--------------------------------------------------------------------------------

North America

     North America realized crude oil prices increased 57% to average $77.42 per bbl for 2008 from $49.16 per bbl for 2007 (2006 - $46.52 per bbl). The increase in 2008 was due to increased WTI benchmark pricing and a narrower Heavy Differential, partially offset by the impact of the strong Canadian dollar during the first half of 2008.

     In North America, the Company continues to focus on its crude oil marketing strategy, including the development of a blending strategy that expands markets within current pipeline infrastructure, supporting pipeline projects that will provide capacity to transport crude oil to new markets, and working with refiners to add incremental heavy crude oil conversion capacity. During 2008, the Company contributed approximately 150,000 bbl/d of heavy crude oil blends to the WCS stream. The Company has entered into a 20 year transportation agreement to commit to ship 120,000 bbl/d of heavy sour crude oil on the proposed 500,000 bbl/d Keystone Pipeline US Gulf Coast expansion from Hardisty, Alberta to the US Gulf Coast. Contemporaneously, the Company also entered into a 20 year crude oil purchase and sales agreement to sell 100,000 bbl/d of heavy sour crude oil to a major US refiner. Deliveries under the agreements are expected to commence in 2012 upon completion of the pipeline expansion and are subject to Keystone's receipt of regulatory approval of the pipeline expansion.

     North America realized natural gas prices increased 22% to average $8.41 per mcf for 2008 from $6.87 per mcf for 2007 (2006 - $6.77 per mcf), primarily related to fluctuations in benchmark prices due to the impact of weather and storage levels.

     Comparisons of the prices received for the Company's North America production by product type were as follows:

                                               2008|          2007          2006
---------------------------------------------------|----------------------------
                                                   |
     Wellhead Price (1) (2)                        |
        Light/medium crude oil                     |
             and NGLs (C$/bbl)             $  89.04|    $    66.24    $    63.09
        Pelican Lake crude oil (C$/bbl)    $  76.91|    $    46.29    $    45.02
        Primary heavy crude oil (C$/bbl)   $  74.91|    $    43.77    $    41.35
        Thermal heavy crude oil (C$/bbl)   $  71.89|    $    43.49    $    40.98
        Natural gas (C$/mcf)               $   8.41|    $     6.87    $     6.77
===================================================|============================
      (1)   Amounts expressed on a per unit basis are based on sales volumes.
      (2) Net of transportation and blending costs and excluding risk management activities.

North Sea
     North Sea realized crude oil prices increased 34% to average $100.31 per bbl for 2008 from $74.99 per bbl for 2007 (2006 - $72.62 per bbl).
     Realized crude oil prices per bbl in any particular period are dependant on the terms of the various sales contracts, the frequency and timing of liftings of each field, and prevailing crude oil prices at the time of lifting. Realized crude oil prices in the North Sea during 2008 benefited from the increased Brent benchmark pricing, partially offset by the impact of the strong Canadian dollar during the first half of 2008.

Offshore West Africa
     Offshore West Africa realized crude oil prices increased 37% to average $97.96 per bbl for 2008 from $71.68 per bbl for 2007 (2006 - $67.99 per bbl). Realized crude oil prices per bbl in any particular period are dependant on the terms of the various sales contracts, the frequency and timing of liftings of each field, and prevailing crude oil prices at the time of lifting. Realized crude oil prices in Offshore West Africa during 2008 benefited from the increased Brent benchmark pricing, partially offset by the impact of the strong Canadian dollar during the first half of 2008.

ANALYSIS OF DAILY PRODUCTION PRODUCTION, BEFORE ROYALTIES
                                           2008 |          2007        2006
------------------------------------------------|--------------------------
     Crude oil and NGLs (bbl/d)                 |
     North America                      243,826 |       246,779     235,253
     North Sea                           45,274 |        55,933      60,056
     Offshore West Africa                26,567 |        28,520      36,689
------------------------------------------------|--------------------------
                                        315,667 |       331,232     331,998
----------------------------------------------- |--------------------------
     Natural gas (mmcf/d)                       |
     North America                        1,472 |         1,643       1,468
     North Sea                               10 |            13          15
     Offshore West Africa                    13 |            12           9
------------------------------------------------|--------------------------
                                          1,495 |         1,668       1,492
------------------------------------------------|--------------------------
     Total barrels of oil                       |
       equivalent (boe/d)               564,845 |       609,206     580,724
------------------------------------------------|--------------------------
     Product mix
     Light/medium crude oil and NGLs         22%|           23%         26%
     Pelican Lake crude oil                   6%|            6%          5%
     Primary heavy crude oil                 16%|           15%         16%
     Thermal heavy crude oil                 12%|           11%         11%
     Natural gas                             44%|           45%         42%
================================================|==========================

48  CANADIAN NATURAL

Daily Production, Net of Royalties
                                            2008|        2007         2006
------------------------------------------------|---------------------------
     Crude oil and NGLs (bbl/d)                 |
     North America                       207,933|     210,769     205,382
     North Sea                            45,182|      55,825      59,940
     Offshore West Africa                 22,641|      26,012      35,212
------------------------------------------------|---------------------------
                                         275,756|     292,606     300,534
------------------------------------------------|---------------------------
     Natural gas (mmcf/d)                       |
     North America                         1,225|       1,378       1,185
     North Sea                                10|          13          15
     Offshore West Africa                     11|          11           9
------------------------------------------------|---------------------------
                                           1,246|       1,402       1,209
------------------------------------------------|---------------------------
     Total barrels of oil                       |
       equivalent (boe/d)                483,541|     526,193     502,024
================================================|===========================

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

     Total production averaged 564,845 boe/d for 2008, a 7% decrease from 609,206 boe/d for 2007 (2006 - 580,724 boe/d).

     Total production of crude oil and NGLs before royalties decreased 5% to 315,667 bbl/d for 2008 from 331,232 bbl/d for 2007 (2006 - 331,998 bbl/d).
     The decrease in crude oil and NGLs production from 2007 primarily reflected lower production in the North Sea and Offshore West Africa due to the timing of field turnarounds and the sale of the Company's working interest in the B-Block Fields late in 2007, and in North America due to the cyclic nature of the Company's thermal production. Crude oil and NGLs production for 2008 was within the Company's previously issued guidance of 313,000 to 318,000 bbl/d.

     Natural gas production continued to represent the Company's largest product offering, accounting for 44% of the Company's total production in 2008. Total natural gas production before royalties decreased 10% to 1,495 mmcf/d for 2008 from 1,668 mmcf/d for 2007 (2006 - 1,492 mmcf/d). The decrease in natural gas production from 2007 primarily reflected natural production declines due to the Company's strategic decision to reduce natural gas drilling activity to focus on higher return crude oil projects. Natural gas production for 2008 was within the Company's previously issued guidance of 1,492 to 1,506 mmcf/d.

     For 2009, revised annual production is forecasted to average between 331,000 and 399,000 bbl/d of crude oil and NGLs and between 1,272 and 1,328 mmcf/d of natural gas.

North America
     North America crude oil and NGLs production for 2008 decreased 1% to average 243,826 bbl/d from 246,779 bbl/d for 2007 (2006 - 235,253 bbl/d).
     The decrease in production from 2007 was primarily due to the cyclic nature of the Company's thermal production.

     North America  natural gas  production  for 2008  decreased 10% to average
     1,472  mmcf/d  from  1,643  mmcf/d  for 2007  (2006 - 1,468  mmcf/d).  The decrease in natural gas production from 2007 reflected production declines due to the Company's strategic decision to reduce natural gas drilling activity to focus on higher return crude oil projects.

North Sea
     North Sea crude oil production for 2008 was 45,274 bbl/d, a decrease of 19% from 55,933 bbl/d for 2007 (2006 - 60,056 bbl/d) due to increased planned maintenance, the sale of the Company's working interest in the B-Block Fields late in 2007, expected production declines and delays in development projects.

Offshore West Africa
     Offshore West Africa crude oil production for 2008 decreased 7% to 26,567 bbl/d from 28,520 bbl/d for 2007 (2006 - 36,689 bbl/d). Production decreased in 2008 due to expected production declines, partially offset by a full year of production at the recently completed West Espoir development and restoration of certain of the shut-in production at the Baobab Field during the fourth quarter of 2008.
                                                            CANADIAN NATURAL  49

CRUDE OIL INVENTORY VOLUMES

     The Company recognizes revenue on its crude oil production when title transfers to the customer and delivery has taken place. The related crude oil volumes by segment, which have not been recognized in revenue, were as follows:

     (bbl)                                                              2008|           2007            2006
----------------------------------------------------------------------------|---------------------------------
     North America, related to pipeline fill                         761,351|      1,097,526       1,097,526
     North Sea, related to timing of liftings                        558,904|      1,032,723         910,796
     Offshore West Africa, related to timing of liftings             609,444|          8,578         113,774
----------------------------------------------------------------------------|---------------------------------
                                                                   1,929,699|      2,138,827       2,122,096
============================================================================|=================================

     During 2008, the North America pipeline fill was reduced, increasing cash flow from operations by approximately $18 million.

     In addition, during 2008, net production of approximately 127,000 barrels of crude oil produced in the Company's international operations was deferred and included in inventory at December 31, 2008. Notwithstanding the overall increase in inventory, cash flow from operations increased by approximately $5 million, as the increase in cash flow from additional sales volumes in the North Sea more than offset the decrease in cash flow from lower sales volumes in Offshore West Africa due to the timing of liftings.



ROYALTIES
                                              2008|          2007         2006
--------------------------------------------------|---------------------------
         Crude oil and NGLs ($/bbl) (1)
         North America                  $  11.99  |     $    7.19      $  5.86
         North Sea                      $   0.21  |     $    0.14      $  0.13
         Offshore West Africa           $  14.81  |     $    6.40      $  2.81
         Company average                $  10.48  |     $    5.94      $  4.48
--------------------------------------------------|---------------------------
     Natural gas ($/mcf) (1)                      |
         North America                  $   1.47  |     $    1.12      $  1.31
         Offshore West Africa           $   1.52  |     $    0.51      $  0.22
         Company average                $   1.46  |     $    1.11      $  1.29
         Company average ($/boe) (1)    $   9.78  |     $    6.26      $  5.89
--------------------------------------------------|----------------------------
     Percentage of revenue (2)                    |
         Crude oil and NGLs                   13% |            11%           8%
         Natural gas                          17% |            16%          19%
         Boe                                  14% |            13%          12%
--------------------------------------------------|----------------------------
     (1) Amounts expressed on a per unit basis are based on sales volumes.
     (2) Net of transportation and blending costs and excluding risk management activities.

North America
     Government royalties on a significant portion of North America crude oil and NGLs production fall under the oil sands royalty regime and are calculated on a project by project basis as a percentage of gross revenue less operating, capital and abandonment costs ("net profit"). For 2008 and prior years, royalties were calculated as 1% of gross revenues until the Company's capital investments in the applicable project were fully recovered, at which time the royalty increased to 25% of net profit. Effective January 1, 2009, changes to the Alberta royalty regime under the NRF include the implementation of a sliding scale for oil sands royalties ranging from 1% to 9% on a gross revenue basis pre-payout and 25% to 40% on a net revenue basis post-payout depending on benchmark crude oil pricing.

     In addition, effective January 1, 2009, new royalty formulas under the NRF for conventional crude oil and natural gas are to operate on sliding scales ranging up to 50%, determined by commodity prices and well productivity.

     Crude oil and NGLs royalties for 2008 continued to reflect strong realized crude oil prices and averaged approximately 15% of gross revenues for 2008 and 2007 (2006 - 13%). North America crude oil and NGLs royalties per bbl are anticipated to average 10% to 15% of gross revenue for 2009.

     Natural gas royalties per mcf generally fluctuate with natural gas prices and well productivity. Natural gas royalties averaged approximately 18% of gross revenues for 2008 compared to 16% for 2007 (2006 - 19%), primarily due to increased benchmark natural gas prices. North America natural gas royalties per mcf are anticipated to average 14% to 18% of gross revenue for 2009.

North Sea
     North Sea government royalties on crude oil were eliminated effective January 1, 2003. The remaining royalty is a gross overriding royalty on the Ninian Field.

Offshore West Africa
     Offshore West Africa production in both Cote d'Ivoire and Gabon is governed by the terms of the various Production Sharing Contracts ("PSCs"). Under the PSCs, revenues are divided into cost recovery oil and profit oil. Cost recovery oil allows the Company to recover its capital and production costs and the costs carried by the Company on behalf of the Government State Oil Companies. Profit oil is allocated to the joint venture partners in accordance with their respective equity interests, after a portion has been

50  CANADIAN NATURAL
     allocated to the Governments. The Governments' share of profit oil attributable to the Company's equity interest is allocated between royalty expense and current income tax expense in accordance with the PSCs. The Company's capital investments in the Espoir Fields in Cote d'Ivoire were fully recovered in early 2007, increasing royalty rates and current income taxes in accordance with the terms of the PSCs.

     Royalty rates as a percentage of revenue averaged approximately 15% for 2008 compared to 9% for 2007 (2006 - 4%). The increase in royalty rates from 2007 was due to the impact of the Company's full recovery of its capital investment in the Espoir Fields in 2007 and the resulting increase in profit oil on which the Government's entitlement is based. The increase was compounded by the impact of the reduction in the Cote d'Ivoire corporate income tax rate enacted early in 2008, which had the effect of increasing the allocation of the Government's share of profit oil to royalties. Offshore West Africa royalty rates are anticipated to average 6% to 10% of gross revenue for 2009, reflecting a lower price environment and the Espoir Field contributing a lower proportion of the total Offshore West Africa production.

PRODUCTION EXPENSE
                                                  2008|         2007      2006
 -----------------------------------------------------|------------------------
       Crude oil and NGLs ($/bbl) (1)                 |
       North America                        $    14.96|    $   12.26    $ 11.73
       North Sea                            $    26.29|    $   20.78    $ 17.57
       Offshore West Africa                 $    10.29|    $    8.32    $  7.45
       Company average                      $    16.26|    $   13.34    $ 12.29
------------------------------------------------------|------------------------
       Natural gas ($/mcf) (1)                        |
       North America                        $     1.00|    $    0.90    $  0.81
       North Sea                            $     2.51|    $    2.17    $  1.40
       Offshore West Africa                 $     1.61|    $    1.48    $  1.19
       Company average                      $     1.02|    $    0.91    $  0.82
------------------------------------------------------|------------------------
     Company average ($/boe) (1)            $    11.79|    $    9.75    $  9.14
======================================================|========================
     (1)    Amounts expressed on a per unit basis are based on sales volumes.

North America

     North America crude oil and NGLs production expense for 2008 increased 22% to $14.96 per bbl from $12.26 per bbl for 2007 (2006 - $11.73 per bbl).
     The increase in production expense per bbl from 2007 was primarily a result of the higher cost of natural gas for fuel for the Company's thermal operations and increased property tax and power costs. The increase was also a result of the impact of lower production volumes on the fixed cost portion of production costs.

     North America natural gas production expense for 2008 increased 11% to $1.00 per mcf from $0.90 per mcf for 2007 (2006 - $0.81 per mcf). The increase in production expense per mcf from 2007 was primarily a result of the Company's strategic reduction in natural gas drilling activity, decreasing natural gas production throughout 2008 and increasing production expense per mcf on the fixed cost portion of production costs.

     Production expense per boe for 2009 is anticipated to increase as a result of an overall reduction in budgeted volumes for 2009, while fixed costs, such as property taxes and lease rentals, are forecasted to continue to escalate.

North Sea
     North Sea crude oil production expense increased on a per barrel basis from 2007 primarily due to lower production volumes on a relatively fixed operating cost base as well as due to higher planned maintenance costs.

Offshore West Africa
     Offshore West Africa crude oil production expense increased on a per barrel basis from 2007 primarily due to lower production volumes on a relatively fixed operating cost base.

MIDSTREAM

     ($ millions)                              2008|         2007          2006
---------------------------------------------------|---------------------------
     Revenue                           $         77|  $        74  $         72
     Production expense                          25|           22            23
---------------------------------------------------|---------------------------
     Midstream cash flow                         52|           52            49
     Depreciation                                 8|            8             8
---------------------------------------------------|---------------------------
     Segment earnings before taxes     $         44|  $        44  $         41
--------------------------------------------------------------------------------

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

                                                            CANADIAN NATURAL  51

DEPLETION, DEPRECIATION AND AMORTIZATION (1)

     ($ millions, except per boe amounts) (2)       2008|       2007       2006
--------------------------------------------------------|-----------------------
     North America (3)                           $ 2,226|    $ 2,350    $ 1,897
     North Sea                                       317|        340        297
     Offshore West Africa                            132|        165        189
--------------------------------------------------------|-----------------------
     Expense                                     $ 2,675|    $ 2,855    $ 2,383
     $/boe                                       $ 12.97|    $ 12.84    $ 11.27
========================================================|======================
     (1)  DD&A excludes depreciation on midstream assets.
     (2)  Amounts expressed on a per unit basis are based on sales volumes.
     (3) Amounts include the impact of intersegment eliminations. Depletion, Depreciation and Amortization ("DD&A") expense for 2008 decreased 6% to $2,675 million from $2,855 million for 2007 (2006 - $2,383 million), primarily due to the impact of lower sales volumes.

ASSET RETIREMENT OBLIGATION ACCRETION

     ($ millions, except per boe amounts) (1)       2008|       2007       2006
--------------------------------------------------------|-----------------------
     North America                                $   42|     $   38   $     35
     North Sea                                        27|         30         31
     Offshore West Africa                              2|          2          2
--------------------------------------------------------|-----------------------
     Expense                                      $   71|     $   70   $     68
     $/boe                                        $ 0.34|     $ 0.32   $   0.32
========================================================|=======================
     (1)     Amounts expressed on a per unit basis are based on sales volumes.

     Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time. Accretion expense in 2008 was comparable to 2007.

ADMINISTRATION EXPENSE

     ($ millions, except per boe amounts) (1)        2008|      2007       2006
---------------------------------------------------------|----------------------
     Expense                                      $   180|    $  208    $   180
     $/boe                                        $  0.87|    $ 0.93    $  0.85
=========================================================|======================
     (1)    Amounts expressed on a per unit basis are based on sales volumes.

     Administration expense for 2008 decreased from 2007 primarily due to decreased staffing costs, including costs related to the Company's share bonus program, as well as due to decreased office lease costs.

STOCK-BASED COMPENSATION

     ($ millions)                                   2008 |      2007       2006
---------------------------------------------------------|----------------------
     (Recovery) expense                         $    (52)|  $    193  $     139
=========================================================|======================

     The Company's Stock Option Plan (the "Option Plan") provides current employees (the "option holders") with the right to elect to receive common shares or a direct cash payment in exchange for options surrendered. The design of the Option Plan balances the need for a long-term compensation program to retain employees with the benefits of reducing the impact of dilution on current Shareholders and the reporting of the obligations associated with stock options. Transparency of the cost of the Option Plan is increased as changes in the intrinsic value of outstanding stock options are recognized each period. The cash payment feature provides option holders with substantially the same benefits and allows them to realize the value of their options through a simplified administration process.

     The Company recorded a $52 million ($38 million after-tax) stock-based compensation recovery during 2008 due to a 33% decrease in the Company's share price for the year ended December 31, 2008 (December 31, 2008 - C$48.75; December 31, 2007 - C$72.58; December 31, 2006 - C$62.15; December
     31, 2005 - C$57.63), offset by the impact of normal course graded vesting of options granted in prior periods and the impact of vested options exercised or surrendered during the year. As required by Canadian GAAP, the Company records a liability for potential cash payments to settle its outstanding employee stock options each reporting period based on the difference between the exercise price of the stock options and the market price of the Company's common shares, pursuant to a graded vesting schedule. The liability is revalued at each reporting date to reflect changes in the market price of the Company's common shares and the options exercised or surrendered in the year, with the net change recognized in net earnings, or capitalized during the construction period in the case of the Horizon Project. For the year ended December 31, 2008, the Company recorded a $23 million recovery on previously capitalized stock-based compensation on the Horizon Project (2007 - $58 million capitalized; 2006 - $79 million capitalized).

     The stock-based compensation liability reflected the Company's potential cash liability should all the vested options be surrendered for a cash payout at the market price on December 31, 2008. In periods when substantial stock price changes occur, the Company's earnings are subject to significant volatility. The Company utilizes its stock-based compensation plan to attract and retain employees in a competitive environment. All employees participate in this plan.

52  CANADIAN NATURAL

     For the year ended December 31, 2008, the Company paid $207 million for stock options surrendered for cash settlement (2007 - $375 million; 2006 - $264 million).

INTEREST EXPENSE

     ($ millions, except per boe amounts and        2008 |      2007       2006
     interest rates) (1)                                 |
---------------------------------------------------------|----------------------
     Expense, gross                               $  609 |  $    632    $   336
     Less: capitalized interest, Horizon Project     481 |       356        196
---------------------------------------------------------|----------------------
     Expense, net                                 $  128 |  $    276    $   140
     $/boe                                        $ 0.62 |  $   1.24    $  0.66
---------------------------------------------------------|----------------------
     Average effective interest rate                 5.1%|       5.5%       5.7%
=========================================================|=====================
     (1)    Amounts expressed on a per unit basis are based on sales volumes.

     Gross interest expense and the Company's average effective interest rate decreased from 2007 primarily due to a decrease in short term borrowing rates during the last half of 2008 and the impact of the stronger Canadian dollar during the first half of 2008.

     On commencement of operations of Phase 1 of the Horizon Project, interest capitalization will cease on this Phase and interest expense will increase accordingly.

RISK MANAGEMENT ACTIVITIES

     The Company utilizes various derivative financial instruments to manage its commodity price, currency and interest rate exposures. The Company's risk management program is not used for speculative purposes.

     ($ millions)                                   2008 |     2007       2006
---------------------------------------------------------|----------------------
     Crude oil and NGLs financial instruments    $ 2,020 |  $   505   $  1,395
     Natural gas financial instruments               (21)|    (343)        (70)
     Foreign currency contracts                     (139)|        -          -
---------------------------------------------------------|----------------------
     Realized loss                               $ 1,860 |  $   162   $  1,325
---------------------------------------------------------|----------------------
     Crude oil and NGLs financial instruments    $(3,104)|  $ 1,244   $   (736)
     Natural gas financial instruments                16 |      156       (260)
     Foreign currency contracts                       (2)|        -        (17)
---------------------------------------------------------|----------------------
     Unrealized (gain) loss                      $(3,090)|  $ 1,400   $ (1,013)
---------------------------------------------------------|----------------------
     Net (gain) loss                             $(1,230)|  $ 1,562   $    312
=========================================================|======================

     The net realized loss (gain) from crude oil and natural gas financial instruments would have decreased (increased) the Company's average realized prices as follows:

                                                    2008 |      2007       2006
---------------------------------------------------------|----------------------
     Crude oil and NGLs ($/bbl) (1)              $ 17.45 |   $  4.18   $  11.57
     Natural gas ($/mcf) (1)                     $ (0.04)|   $ (0.56)  $  (0.13)
=========================================================|======================
     (1)    Amounts expressed on a per unit basis are based on sales volumes.

     Complete details related to outstanding derivative financial instruments at December 31, 2008 are disclosed in note 13 to the Company's consolidated financial statements.

     The commodity derivative financial instruments currently outstanding have not been designated as hedges for accounting purposes (the "non-designated hedges"). The fair value of these non-designated hedges is based on prevailing forward commodity prices in effect at the end of each reporting period and is reflected in risk management activities in consolidated net earnings. The cash settlement amount of the commodity derivative financial instruments may vary materially depending upon the underlying crude oil and natural gas prices at the time of final settlement, as compared to their mark-to-market value at December 31, 2008.

     Due to changes in crude oil and natural gas forward pricing and the reversal of prior period unrealized gains and losses, the Company recorded a net unrealized gain of $3,090 million ($2,112 million after-tax) on its risk management activities for the year ended December 31, 2008 (2007 - $1,400 million unrealized loss, $977 million after-tax; 2006 - $1,013 million unrealized gain, $674 million after-tax).

FOREIGN EXCHANGE

     ($ millions)                                   2008|       2007       2006
--------------------------------------------------------|-----------------------
     Net realized (gain) loss                    $ (114)|    $    53   $    (12)
     Net unrealized loss (gain) (1)                 832 |       (524)       134
--------------------------------------------------------|-----------------------
     Net loss (gain)                             $  718 |    $  (471)  $    122
========================================================|=======================

     (1)  Amounts are reported net of the effect of cross currency swap hedges.

                                                            CANADIAN NATURAL  53

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

     During 2008, the Company determined that its operations in Offshore West Africa were now operationally and financially independent and the current rate method of translation was prospectively adopted for translation of the financial statements of the Offshore West African subsidiaries as at December 31, 2008. Prior to this determination, the Company's Offshore West Africa foreign operations were classified as integrated for the purposes of foreign currency translation, and accordingly, Offshore West Africa foreign operations and foreign currency transactions and balances held in North America were directly translated into Canadian dollars using the temporal method. All related foreign exchange gains or losses were included in net earnings.

     As a result of foreign currency translation, the Company's operating results are affected by the fluctuations in the exchange rates between the Canadian dollar, US dollar, and UK pound sterling. A majority of the Company's revenue is based on reference to US dollar benchmark prices. An increase in the value of the Canadian dollar in relation to the US dollar results in decreased revenue from the sale of the Company's production. Conversely a decrease in the value of the Canadian dollar in relation to the US dollar results in increased revenue from the sale of the Company's production. Production expenses and future income tax liabilities in the North Sea are subject to foreign currency fluctuations due to changes in the exchange rate of the UK pound sterling to the US dollar. The value of the Company's US dollar denominated debt is also impacted by the value of the Canadian dollar in relation to the US dollar.

     The net unrealized foreign exchange loss in 2008 was primarily related to the weakening of the Canadian dollar in relation to the US dollar with respect to the US dollar denominated debt, partially offset by the impact of the re-measurement of North Sea future income tax liabilities denominated in UK pounds sterling to US dollars. Included in the net unrealized loss for the year ended December 31, 2008 was an unrealized gain of $449 million related to the impact of cross currency swap hedges. The net realized foreign exchange gain for 2008 was primarily due to the result of foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling and the repayment of US dollar denominated debt. The Canadian dollar ended the year at US$0.8166 compared to US$1.0120 at December 31, 2007 (December 31, 2006 - US$0.8581).

TAXES

     ($ millions, except income tax rates)          2008 |      2007      2006
---------------------------------------------------------|----------------------
     Current                                     $   245 |   $   121   $   219
     Deferred                                        (67)|        44        37
---------------------------------------------------------|----------------------
     Taxes other than income tax                 $   178 |   $   165   $   256
---------------------------------------------------------|----------------------
     North America                               $    33 |   $    96   $   143
     North Sea                                       340 |       210        30
     Offshore West Africa                            128 |        74        49
---------------------------------------------------------|----------------------
     Current income tax                              501 |       380       222
     Future income tax                             1,607 |      (456)       652
---------------------------------------------------------|----------------------
                                                   2,108 |       (76)       874
     Income tax rate and other legislative change     41 |       864        395
     (1) (2) (3)                                         |
---------------------------------------------------------|----------------------
                                                 $ 2,149 |   $   788   $  1,269
---------------------------------------------------------|----------------------
     Effective income tax rate before income tax         |
        and other legislative changes               30.3%|      31.1%      37.3%
=========================================================|======================
     (1) Includes the effects of one time recoveries of $19 million due to British Columbia corporate income tax rate reductions and $22 million due to Cote d'Ivoire corporate income tax rate reductions substantively enacted or enacted during 2008.
     (2) Includes the effect of one time recoveries of $864 million due to Canadian Federal income tax rate reductions and other legislative changes substantively enacted or enacted during 2007.
     (3)  Includes the effect of the following:
          o    a one time  expense  of $110  million  related  to the  increased supplementary charge on oil and gas profits in the UK North Sea enacted in 2006.
          o    a one time  recovery of $438  million  due to  Canadian  Federal,
               Alberta and Saskatchewan corporate income tax rate reductions enacted in 2006.
          o    a one time recovery of $67 million due to Cote d'Ivoire, Offshore
               West Africa corporate income tax rate reductions enacted in 2006.

     Taxes other than income tax primarily includes current and deferred PRT, which is charged on certain fields in the North Sea at the rate of 50% of net operating income, after allowing for certain deductions including related capital and abandonment expenditures.

     Taxable income from the conventional crude oil and natural gas business in Canada is primarily generated through partnerships, with the related income taxes payable in subsequent periods. North America current income taxes have been provided on the basis of this corporate structure. In addition, North America and North Sea current income taxes will vary depending on available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.

     For 2009, based on budgeted prices and the current availability of tax pools, the Company expects to incur current income tax expense in Canada of $20 million to $50 million and in the North Sea of $350 million to $450 million.

54  CANADIAN NATURAL

NET CAPITAL EXPENDITURES (1)

     ($ millions)                                   2008|       2007      2006
  ------------------------------------------------------|-----------------------
     Expenditures on property, plant                    |
        and equipment                                   |
     Net property acquisitions                          |
       (dispositions) (2)                        $   336|    $   (39)  $  4,733
     Land acquisition and retention                   86|         95        210
     Seismic evaluations                             107|        124        130
     Well drilling, completion and equipping       1,664|      1,642      2,340
     Production and related facilities             1,282|      1,205      1,314
  ------------------------------------------------------|-----------------------
     Total net reserve replacement expenditures    3,475|      3,027      8,727
  ------------------------------------------------------|-----------------------
     Horizon Project:                                   |
     Phase 1 construction costs                    2,732|       2,740      2,768
     Phase 1 operating and capital inventory          87|          -          -
     Phase 1 commissioning costs                     277|          -          -
     Phases 2/3 costs                                336|        124         79
     Capitalized interest, stock-based                  |
        compensation and other                       480|        437        338
--------------------------------------------------------|-----------------------
     Total Horizon Project (3)                     3,912|      3,301      3,185
--------------------------------------------------------|-----------------------
     Midstream                                         9|          6         12
     Abandonments (4)                                 38|         71         75
     Head office                                      17|         20         26
--------------------------------------------------------|-----------------------
     Total net capital expenditures              $ 7,451|    $ 6,425   $  12,025
--------------------------------------------------------|-----------------------
     By segment                                         |
     North America                               $ 2,344|    $ 2,428   $   7,936
     North Sea                                       319|        439        646
     Offshore West Africa                            811|        159        134
     Other                                             1|          1         11
     Horizon Project                               3,912|      3,301      3,185
     Midstream                                         9|          6         12
     Abandonments (4)                                 38|         71         75
     Head office                                      17|         20         26
--------------------------------------------------------|-----------------------
     Total                                       $ 7,451|    $ 6,425  $  12,025
========================================================|=======================
     (1)  Net capital  expenditures  exclude  adjustments related to differences
          between   carrying   value  and  tax  value,  and  other  fair  value
          adjustments.
     (2)  Includes Business Combinations.
     (3) Net expenditures for the Horizon Project also include the impact of intersegment eliminations.
     (4) Abandonments represent expenditures to settle ARO and have been reflected as capital expenditures in this table.

     The Company's operating strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core regions where it can dominate the land base and infrastructure. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By dominating infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production costs.

     Net capital expenditures for 2008 were $7,451 million compared to $6,425 million for 2007 (2006 - $12,025 million). Excluding the ACC acquisition, net capital expenditures were $7,270 million for 2006. Capital expenditures in 2008 primarily reflected the continued progress on the Company's larger, future growth projects, most notably the Horizon Project, Primrose East, and Gabon, offset by the effects of an overall strategic reduction in the North America natural gas drilling program.

     During 2008, the Company drilled a total of 1,121 net wells consisting of 269 natural gas wells, 682 crude oil wells, 131 stratigraphic test and service wells, and 39 wells that were dry. This compared to 1,322 net wells drilled for 2007 (2006 - 1,738 net wells). The Company achieved an overall success rate of 96% for 2008, excluding the stratigraphic test and service wells (2007 - 91%; 2006 - 91%).

North America
     North America, excluding the Horizon Project, accounted for approximately 32% of the total capital expenditures for the year ended December 31, 2008 compared to approximately 39% for 2007 (2006 - 67%).

     During 2008, the Company targeted 280 net natural gas wells, including 27 wells in Northeast British Columbia, 104 wells in the Northern Plains region, 70 wells in Northwest Alberta, and 79 wells in the Southern Plains region. The Company also targeted 704 net crude oil wells during the year. The majority of these wells were concentrated in the Company's crude oil Northern Plains region where 415 primary heavy crude oil wells, 110 Pelican Lake crude oil wells, 74 thermal crude oil wells and 7 light crude oil wells were drilled. Another 98 wells targeting light crude oil were drilled outside the Northern Plains region.

     Due to significant differences in relative commodity prices between crude oil and natural gas throughout most of 2008, the Company continued to access its large crude oil drilling inventory to maximize value in both the short and long term. Due to the

                                                            CANADIAN NATURAL  55

     Company's focus on drilling crude oil wells in 2007 and 2008 and as a result of royalty changes under the Alberta NRF, natural gas drilling activities have been reduced to manage overall capital spending. Deferred natural gas well locations have been retained in the Company's prospect inventory.

     As part of the phased expansion of its In-Situ Oil Sands Assets, the Company is continuing to develop its Primrose thermal projects. During 2008, the Company drilled 74 thermal oil wells, 2 water source wells, and 19 stratigraphic test wells and observation wells. Overall Primrose thermal production for 2008 was approximately 65,000 bbl/d (2007 - 64,000 bbl/d; 2006 - 64,000 bbl/d).

     The Primrose East Expansion, a new facility located 15 kilometers from the existing Primrose South steam plant and 25 kilometers from the Wolf Lake central processing facility, was completed and first steaming commenced in September 2008, with first production achieved in the fourth quarter of 2008. Subsequent to December 31, 2008, operational issues on one of the pads has caused steaming to cease on all well pads in the Primrose East project area and the Company is working on rectifying the issues.

     The next planned phase of the Company's In-Situ Oil Sands assets expansion is the Kirby project located 120 kilometers north of the existing Primrose facilities. During 2007, the Company filed a combined application and Environmental Impact Assessment for this project with Alberta Environment and the Alberta Energy and Utilities Board. Final corporate sanction and project scope will be impacted by environmental regulations and their associated costs. Subject to regulatory approval, crude oil pricing, and capital costs, the Company may proceed with the detailed engineering and design work.

     Development of new pads and secondary recovery conversion projects at Pelican Lake continued as expected throughout 2008. Drilling consisted of 110 horizontal crude oil wells, with plans to drill 58 additional horizontal crude oil wells in 2009. The response from the water and polymer flood projects continues to be positive. Pelican Lake production averaged approximately 37,000 bbl/d in 2008 (2007 - 34,000 bbl/d; 2006 - 30,000
     bbl/d).

     For 2009, the Company's overall drilling activity in North America is expected to comprise approximately 142 natural gas wells and 465 crude oil wells, excluding stratigraphic and service wells.

Horizon Project
     The Company continued the construction, commissioning and staged start up of the Horizon Project, with first production of synthetic crude oil from Phase 1 achieved February 28, 2009, representing a major milestone. Currently, the Company is filling all product tanks in preparation for blending and pipeline shipment.

     All major components have been completed and are fully operational, with the exception of the Distillate Hydrotreating Plant (Plant 42). The Naphtha and Gas Oil Hydrotreaters (Plants 41 and 43 respectively) are fully operational and currently capable of producing approximately 55,000 bbl/d. Upon completion of Plant 42, the focus will be on reaching full production capacity of 110,000 bbl/d. Plant 42 has now been turned over to operations for commissioning and is targeted to be operational by the end of April 2009, subject to any unforeseen start up issues.

     During the initial stages of the ramp-up of production, the production volumes will fluctuate on a weekly basis until the end of the second quarter of 2009 when the Company expects to see a steady ramp up to full production by the end of 2009. The Company will work towards full capacity throughout 2009 as the plant continues to be fine tuned to design rates with a focus on safety and reliability.

     Phase 1 of the Horizon Project was designed, engineered, and constructed in an extremely volatile and inflationary business environment with final construction costs totaling approximately $9.7 billion. Subsequent planned expansion through Phases 2/3, further broken down into a series of four Tranches, are being reprofiled with the goal of attaining better cost management.

North Sea
     In 2008, the Company continued with its planned program of infill drilling, recompletions, workovers and waterflood optimizations. During 2008, 4.1 net wells were drilled, including 0.9 net water injectors, with an additional
     1.2 net wells drilling at year end. Specifically, two production wells were completed at Murchison and one production well was completed at Ninian, with an additional production well in progress at Ninian at year end. The Company also delivered one water injection well at Ninian and further increased volumes injected into the Ninian reservoir.

     The Company continued with its planned investment in its long-term facilities and infrastructure strategy and successfully carried out maintenance turnarounds at all five installations during the year. Within the Murchison turnaround the Company successfully implemented a new control system, which has resulted in improved platform uptime.

Offshore West Africa
     During 2008, 4.1 net wells were drilled with 0.9 net wells drilling at year end.

     Development drilling on West Espoir was completed in early 2008, on budget and on time. At the Baobab Field, the Company delivered three new wells from the drilling program, with a fourth well due to be completed in the second quarter of 2009.

     At the 90% owned and operated Olowi Field in offshore Gabon, the Conductor Supported Platform was installed, construction was completed on the FPSO, which arrived on location in February 2009, and construction continued on the wellhead towers and subsea facilities. First crude oil is targeted for late in the first quarter or early in the second quarter of 2009.

56  CANADIAN NATURAL

LIQUIDITY AND CAPITAL RESOURCES

     ($ millions, except ratios)                   2008 |      2007       2006
--------------------------------------------------------|----------------------
     Working capital (deficit) (1)             $    392 |  $ (1,382) $    (832)
     Long-term debt (2)(3)                     $ 13,016 |  $ 10,940  $  11,043
     Shareholders' equity                               |
     Share capital                             $  2,768 |  $  2,674  $   2,562
     Retained earnings                           15,344 |    10,575      8,141
     Accumulated other comprehensive income             |
       (loss)                                       262 |        72        (13)
--------------------------------------------------------|----------------------
     Total                                     $ 18,374 |  $ 13,321  $  10,690
--------------------------------------------------------|----------------------
     Debt to book capitalization (3)(4)              41%|        45%        51%
     Debt to market capitalization (3)(5)            33%|        22%        25%
     After tax return on average common                 |
     shareholders' equity (6)                        33%|        22%        27%
     After tax return on average capital                |
        employed (3)(7)                              19%|        12%        17%
========================================================|======================
     (1) Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
     (2) Includes the current portion of long-term debt (2008 - $420 million; 2007 and 2006 - $nil).
     (3) Long-term debt at December 31, 2008 and 2007 is stated at its carrying value, net of fair value adjustments, original issue discounts and transaction costs. Amounts for 2006 were not adjusted for these items.
     (4) Calculated as current and long-term debt; divided by the book value of common shareholders' equity plus current and long-term debt.
     (5) Calculated as current and long-term debt; divided by the market value of common shareholders' equity plus current and long-term debt.
     (6) Calculated as net earnings for the year; as a percentage of average common shareholders' equity for the year.
     (7) Calculated as net earnings plus after-tax interest expense for the year; as a percentage of average capital employed. Average capital employed is the average shareholders' equity and current and long-term debt for the year, including $10,678 million in average capital employed related to the Horizon Project (2007 - $7,001 million; 2006 - $3,760 million).

     At December 31, 2008, the Company's capital resources consisted primarily of cash flow from operations, available bank credit facilities and access to debt capital markets. Cash flow from operations is dependent on factors discussed in the "Risks and Uncertainties" section of this MD&A. The Company's ability to renew existing bank credit facilities and raise new debt is also dependent upon these factors, as well as maintaining an investment grade debt rating and the condition of capital and credit markets.

     The ongoing worldwide financial and economic events have resulted in a significant tightening of the availability and cost of new sources of liquidity including bank credit facilities and funds derived from debt capital markets. In light of these credit challenges, the Company has undertaken a thorough review of its liquidity sources as well as its exposure to counterparties and has concluded that its capital resources are sufficient to meet ongoing short-, medium- and long-term commitments.
     Specifically, the Company continues to believe that its internally generated cash flow from operations supported by the implementation of its hedge policy, the flexibility of its capital expenditure programs supported by its multi-year financial plans, its existing bank credit facilities and its ability to raise new debt on commercially acceptable terms, will provide sufficient liquidity to sustain its operations in the short, medium and long term and support its growth strategy. Further, the Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

     On an ongoing basis, the Company continues to focus on the following areas:

     o Monitoring cash flow from operations, which is the primary source of funds;

     o Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages;

     o Monitoring credit markets, governments, world banks and the Company's bank syndicates to identify associated risks and exposures;

     o Maintaining an active commodity risk management program that manages exposure to crude oil and natural gas price volatility. The Company believes this is an effective tool to manage short- and medium-term changes in spot commodity prices. The Company also monitors its commodity risk management counterparties to ensure they are in position to settle obligations within the contractually agreed terms of settlement;

     o Monitoring exposure to individual customers, contractors, suppliers and joint venture partners on a regular basis and when appropriate, ensuring parental guarantees or letters of credit are in place to minimize the impact in the event of default; and

     o Monitoring the Company's 2009 capital and operating plans to provide the required flexibility to deal with commodity price volatility, commitments in respect of capital and operating expenditures, and commitments to retire its non-revolving bank credit facility maturing in October 2009. The Company actively manages the allocation of maintenance and growth capital to ensure it is expended in a prudent and appropriate manner. The Company continued the construction, commissioning and staged start up of the Horizon Project, with first production of synthetic crude oil from Phase 1 achieved February 28, 2009.

     At December 31, 2008, the Company had $2,082 million of available credit under its bank credit facilities, which together with cash flow from operating activities to be generated in 2009 supported by its commodity risk management program and the ability to actively manage the capital expenditure programs, is forecasted to be sufficient to repay the $2,350 million non-revolving bank credit facility maturing October 2009. Further, the Company's current debt ratings are BBB (high) with a negative trend by DBRS Limited, Baa2 with a stable outlook by Moody's Investors Service and BBB with a stable outlook by Standard & Poor's.

                                                            CANADIAN NATURAL  57

     Further details related to the Company's long-term debt at December 31, 2008 are discussed below and in note 5 to the Company's audited annual consolidated financial statements.

     At December 31, 2008, the Company's working capital was $392 million, excluding the current portion of long-term debt and including both the current portion of the net mark-to-market asset for risk management derivative financial instruments of $1,851 million and the current portion of the stock-based compensation liability of $159 million, together with related future income tax liabilities of $585 million. The cash settlement amount of the risk management derivative financial instruments may vary materially depending upon the underlying crude oil and natural gas prices at the time of final settlement, as compared to their mark-to-market value at December 31, 2008. The settlement of the stock-based compensation liability is dependant upon both the surrender of vested stock options for cash settlement by employees and the value of the Company's share price at the time of surrender.

     Long-term debt was $13,016 million at December 31, 2008, resulting in a debt to book capitalization level of 41% as at December 31, 2008 (December 31, 2007 - 45%; December 31, 2006 - 51%). This ratio is near the midpoint of the 35% to 45% range targeted by management, including the impact of capital spending on the Horizon Project. The Company remains committed to maintaining a strong balance sheet and flexible capital structure. The
     Company has hedged a portion of its crude oil and natural gas production for 2009 and 2010 at prices that protect investment returns to ensure ongoing balance sheet strength and the completion of its capital expenditure programs. In the future, the Company may also consider the divestiture of certain non-strategic and non-core properties to gain additional balance sheet flexibility.

     The Company's commodity hedging program reduces the risk of volatility in commodity prices and supports the Company's cash flow for its capital expenditures programs. This program currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this program, the purchase of crude oil put options is in addition to the above parameters. As at December 31, 2008, in accordance with the policy, approximately 6% of budgeted crude oil volumes were hedged using collars for 2009 and approximately 33% of budgeted natural gas volumes were hedged for the first quarter of 2009. In addition, 92,000 bbl/d of crude oil volumes are protected by put options for 2009 at a strike price of US$100.00 per bbl.

     The  Company  had  the  following  net   commodity   derivative   financial
     instruments outstanding as at December 31, 2008:

                                     Remaining term        Volume         Weighted average price    Index
----------------------------------------------------------------------------------------------------------
     Crude oil
     Crude oil price collars         Jan 2009 - Dec 2009   25,000 bbl/d   US$70.00 - US$111.56      WTI
                                     Apr 2009 - Jun 2009   4,000 bbl/d    US$70.00 - US$90.00       WTI
     Crude oil puts                  Jan 2009 - Dec 2009   92,000 bbl/d   US$100.00                 WTI
                                     ---------------------------------------------------------------------
     Natural gas
     Natural gas price collars(1)    Jan 2009 - Mar 2009   500,000 GJ/d   C$6.00 - C$8.63           AECO
----------------------------------------------------------------------------------------------------------

     (1) Subsequent to December 31, 2008, the Company entered into 220,000 GJ/d of C$6.00 - C$8.00 natural gas AECO collars for the period January to December 2010.

     The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

     In addition to the financial derivatives noted above, subsequent to December 31, 2008, the Company entered into natural gas physical sales contracts for 400,000 GJ/d at an average fixed price of C$5.29 per GJ at AECO for the period April to December 2009.

LONG-TERM DEBT
     The Company's long-term debt of $13,016 million at December 31, 2008 was comprised of drawings under its bank credit facilities and debt issuances under medium and long-term unsecured notes.

Bank Credit Facilities
     As at December 31, 2008, the Company had in place unsecured bank credit facilities of $6,232 million, comprised of:

     o    a $125 million demand credit facility;
     o a non-revolving syndicated credit facility of $2,350 million maturing October 2009, as discussed below;
     o a revolving syndicated credit facility of $2,230 million maturing June 2012;
     o a revolving syndicated credit facility of $1,500 million maturing June 2012; and
     o a (pound)15 million demand credit facility related to the Company's North Sea operations.

     During 2007, one of the revolving syndicated credit facilities was increased from $1,825 million to $2,230 million and a $500 million demand credit facility was terminated. The revolving syndicated credit facilities were also extended and now mature June 2012. Both facilities are extendible annually for one year periods at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities can be made by way of Canadian dollar and US dollar bankers' acceptances, and LIBOR, US base rate and Canadian prime loans.

58  CANADIAN NATURAL

     In conjunction with the closing of the acquisition of ACC in November 2006, the Company executed a $3,850 million, non-revolving syndicated credit facility maturing October 2009. In March 2007, $1,500 million was repaid, reducing the facility to $2,350 million. During 2009, the Company plans to fully retire this facility from its existing borrowing capacity under its other long-term bank credit facilities, which were $2,050 million at December 31, 2008, supported by cash flow from operating activities, including the commodity risk management activities. In accordance with these plans, and repayments of $420 million made subsequent to December 31, 2008 on this facility, $420 million has been classified as current.

     In addition to the outstanding debt, letters of credit and financial guarantees aggregating $372 million, including $300 million related to the Horizon Project, were outstanding at December 31, 2008.

Medium-term notes
     The Company has $2,600 million remaining on its outstanding $3,000 million base shelf prospectus filed in September 2007 that allows for the issue of medium-term notes in Canada until October 2009. If issued, these securities will bear interest as determined at the date of issuance.

     In December 2007, the Company issued $400 million of unsecured notes maturing December 2010, bearing interest at 5.50%. Proceeds from the securities issued were used to repay bankers' acceptances under the Company's bank credit facilities.

     During 2007, $125 million of the 7.40% unsecured debentures due March 1, 2007 were repaid.

Senior Unsecured Notes
     The adjustable rate senior unsecured notes bear interest at 6.54%, with the final annual principal repayment of US$31 million due in May 2009. During 2008 and 2007, US$31 million of the senior unsecured notes were repaid each year.

US Dollar Debt Securities
     In January 2008, the Company issued US$1,200 million of unsecured notes under a US base shelf prospectus, comprised of US$400 million of 5.15% unsecured notes due February 2013, US$400 million of 5.90% unsecured notes due February 2018, and US$400 million of 6.75% unsecured notes due February 2039. Proceeds from the securities issued were used to repay bankers' acceptances under the Company's bank credit facilities. After issuing these securities, the Company has US$1,800 million remaining on its outstanding US$3,000 million base shelf prospectus filed in September 2007 that allows for the issue of US dollar debt securities in the United States until October 2009. If issued, these securities will bear interest as determined at the date of issuance.

     During 2008, US$8 million of US dollar debt securities were repaid.

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

     During 2008, the Company terminated the interest rate swaps that had been designated as a fair value hedge of US$350 million of 5.45% unsecured notes due October 2012. Accordingly, the Company ceased revaluing the related debt from the date of termination of the interest rate swaps for subsequent changes in fair value. The fair value adjustment of $20 million at the date of termination is being amortized to interest expense over the remaining term of the debt.

     During 2007, the Company de-designated the portion of the US dollar denominated debt previously hedged against its net investment in US dollar based self-sustaining foreign operations. Accordingly, all foreign exchange (gains) losses arising each period on US dollar denominated long-term debt are now recognized in the consolidated statements of earnings.

SHARE CAPITAL
     As at December 31, 2008, there were 540,991,000 common shares outstanding and 30,962,000 stock options outstanding. As at March 3, 2009, the Company had 541,149,000 common shares outstanding and 30,285,000 stock options outstanding.

     The Company did not renew the Normal Course Issuer Bid during 2008. During 2007 and 2008, the Company did not purchase any common shares for cancellation (2006 - 485,000 common shares were purchased at an average price of $57.33 per common share for a total cost of $28 million).

     In March 2009, the Company's Board of Directors approved an increase in the annual dividend paid by the Company to $0.42 per common share for 2009. The increase represents a 5% increase from the prior year. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change. In February 2008, an increase in the annual dividend paid by the Company was approved to $0.40 per common share for 2008. The increase represented an 18% increase from 2007.

                                                            CANADIAN NATURAL  59

COMMITMENTS AND OFF BALANCE SHEET ARRANGEMENTS
     In the normal course of business, the Company has entered into various commitments that will have an impact on the Company's future operations. These commitments primarily relate to firm commitments for gathering, processing and transmission services; operating leases relating to offshore FPSOs, drilling rigs and office space; expenditures relating to ARO; as well as long-term debt and interest payments. As at December 31, 2008, no entities were consolidated under CICA Handbook accounting Guideline 15, "consolidation of Variable Interest Entities". The following table summarizes the Company's commitments as at December 31, 2008:

     ($ millions)                             2009      2010        2011      2012        2013     Thereafter
----------------------------------------------------------------------------------------------------------------
     Product transportation and         $      219  $    184  $      159  $    133  $      124  $        1,175
     pipeline
     Offshore equipment operating       $      175  $    145  $      144  $    116  $      117  $          398
     lease
     Offshore drilling                  $      251  $     62  $        -  $      -  $        -  $            -
     Asset retirement obligations (1)   $        6  $      7  $        6  $      6  $        6  $        4,443
     Long-term debt (2)                 $    2,385  $    400  $      490  $    429  $      890  $        6,707
     Interest expense(3)                $      610  $    565  $      543  $    490  $      428  $        5,992
     Office lease                       $       25  $     29  $       23  $      2  $        2  $            1
     Other                              $      321  $    180  $       17  $     12  $        8  $           19
================================================================================================================

     (1) Amounts represent management's estimate of the future undiscounted payments to settle ARO related to resource properties, facilities, and production platforms, based on current legislation and industry operating practices. Amounts disclosed for the period 2009 - 2013 represent the minimum required expenditures to meet these obligations. Actual expenditures in any particular year may exceed these minimum amounts.

     (2) The long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs. No debt repayments are reflected for $1,725 million of revolving bank credit facilities due to the extendable nature of the facilities.

     (3) Interest expense amounts represent the scheduled fixed rate and variable rate cash payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates as of December 31, 2008.


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

RESERVES
     For the year ended December 31, 2008, the Company retained a qualified independent reserves evaluator, Sproule Associates Limited ("Sproule"), to evaluate 100% of the Company's conventional proved, as well as proved and probable crude oil, NGLs and natural gas reserves(1) and prepare Evaluation Reports on these reserves. The Company has been granted an exemption from certain of the provisions of National Instrument 51-101 - "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada. This exemption allows the Company to substitute SEC requirements for certain disclosures required under NI 51-101. There are three principal differences between the two standards. The first is the requirement under NI 51-101 to disclose both proved and proved and probable reserves, as well as the related net present value of future net revenues using forecast prices and costs. The second is in the definition of proved reserves; however, as discussed in the Canadian Oil and Gas Evaluation Handbook ("COGEH"), the standards that NI 51-101 employs, the difference in estimated proved reserves based on constant pricing and costs between the two standards is not material. The third is the requirement to disclose a gross reserve reconciliation (before the consideration of royalties). The Company discloses its conventional crude oil, NGLs and natural gas reserve reconciliations net of royalties in adherence to SEC requirements.

     The Company annually discloses proved conventional reserves and the standardized measure of discounted future net cash flows using year end constant prices and costs as mandated by the SEC in the supplementary oil and gas information section of the Company's annual report and in its annual Form 40-F filing with the SEC. The Company has elected to provide the net present value(2) of these same conventional proved reserves as well as its conventional proved and probable reserves and the net present value of these reserves under the same parameters as additional voluntary information. The Company has also elected to provide both proved and proved and probable conventional reserves and the net present value of these reserves using forecast prices and costs as additional voluntary information, which is disclosed in the Company's Annual Information Form.

     (1) Conventional crude oil, NGLs and natural gas reserves include all of the Company's light/medium, primary heavy, and thermal crude oil, natural gas, coal bed methane and NGLs reserves. They do not include the Company's oil sands mining reserves.
     (2) Net present values of conventional reserves are based upon discounted cash flows prior to the consideration of income taxes and existing asset abandonment liabilities. Future development costs and associated material well abandonment liabilities have been applied.

60  CANADIAN NATURAL

     The following tables summarize the Company's proved conventional crude oil and natural gas reserves, net of royalties, as at December 31, 2008 and 2007:

                                             North                    Offshore
     Crude oil and NGLs (mmbbl)            America     North Sea   West Africa       Total
---------------------------------------------------------------------------------------------
     Net conventional proved reserves
     Reserves, December 31, 2007                 920          310          128       1,358
     Extensions and discoveries                   51            -            -          51
     Improved recovery                            17            6            4          27
     Purchases of reserves in place                -            -            -           -
     Sales of reserves in place                    -            -            -           -
     Production                                  (76)         (17)          (8)       (101)
     Economic revisions due to prices             28          (81)           8         (45)
     Revisions of prior estimates                  8           38           10          56
---------------------------------------------------------------------------------------------
     Reserves, December 31, 2008                 948          256          142       1,346
==============================================================================================

     The Company's net proved conventional crude oil reserves at December 31, 2008 totaled 1,346 mmbbl. Approximately 88% of production was replaced by reserve additions during 2008. Extensions and discoveries resulting from exploration and development activities amounted to 51 mmbbl, while net positive revisions amounted to 11 mmbbl.


     Natural gas (bcf)                        North                   Offshore      Total
                                            America      North Sea West Africa
--------------------------------------------------------------------------------------------
     Net conventional proved reserves
     Reserves, December 31, 2007               3,521           81           64       3,666
     Extensions and discoveries                  140            -            -         140
     Improved recovery                            52           (1)           6          57
     Purchases of reserves in place               77            -            -          77
     Sales of reserves in place                   (1)           -            -          (1)
     Production                                 (449)          (4)          (4)       (457)
     Economic revisions due to prices            (19)         (56)           6         (69)
     Revisions of prior estimates                202           47           22         271
---------------------------------------------------------------------------------------------
     Reserves, December 31, 2008               3,523           67           94       3,684
=============================================================================================

     The Company's net proved conventional natural gas reserves at December 31, 2008 totaled 3,684 bcf. Approximately 104% of production was replaced by reserve additions during 2008. Extensions and discoveries resulting from exploration and development activities amounted to 140 bcf, while net positive revisions amounted to 202 bcf.

     For the year ended December 31, 2008, the Company retained a qualified independent reserves evaluator, GLJ Petroleum Consultants Ltd. ("GLJ"), to evaluate Phase 1 to Phase 3 of the Company's Horizon Project and prepare an Evaluation Report on the Company's proved, as well as proved and probable oil sands mining reserves. These reserves were evaluated adhering to the requirements of SEC industry Guide 7 using year end constant pricing and have been disclosed separately from the Company's conventional proved and proved and probable crude oil, NGLs and natural gas reserves.

     Synthetic crude oil reserves (1)
     Net reserves, after royalties (mmbbl)                   2008|         2007
-----------------------------------------------------------------|--------------
     Proved                                                 1,946|        1,761
     Proved and probable                                    2,944|        2,680
=================================================================|==============
     (1) SCO reserves are based on the upgrading of bitumen using technologies implemented at the Horizon Project.

     The net proved SCO reserves increased by 185 mmbbl, while net proved and probable SCO reserves increased by 264 mmbbl. The increases are primarily due to a low constant dollar crude oil price, deferring project payout and thereby reducing royalties paid.

     The reserves committee of the Company's Board of Directors has met with and carried out independent due diligence procedures with each of Sproule and GLJ to review the qualifications of and procedures used by each evaluator in determining the estimate of the Company's quantities and net present value of remaining conventional crude oil, NGLs and natural gas reserves as well as the Company's quantity of oil sands mining reserves.

                                                            CANADIAN NATURAL  61

RISKS AND UNCERTAINTIES

     The Company is exposed to various operational risks inherent in exploring, developing, producing and marketing crude oil and natural gas and the mining and upgrading of bitumen into SCO. These inherent risks include, but are not limited to, the following items:
     o Economic risk of finding, producing and replacing reserves at a reasonable cost, including the risk of reserve revisions due to economic and technical factors. Reserve revisions can have a positive or negative impact on asset valuations, ARO and depletion rates;
     o    Prevailing prices of crude oil and natural gas;
     o Regulatory risk related to approval for exploration and development activities, which can add to costs or cause delays in projects;
     o Labour risk associated with securing the manpower necessary to complete capital projects in a timely and cost effective manner;
     o Operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas;
     o    Success of exploration and development activities;
     o Timing and success of integrating the business and operations of acquired companies;
     o Credit risk related to non-payment for sales contracts or non-performance by counterparties to contracts;
     o Interest rate risk associated with the Company's ability to secure financing on commercially acceptable terms;
     o Foreign exchange risk due to fluctuating exchange rates on the Company's US dollar denominated debt and as the majority of sales are based in US dollars;
     o Environmental impact risk associated with exploration and development activities, including GHG;
     o    Risk of catastrophic loss due to fire, explosion or acts of nature;
     o Geopolitical risks associated with changing governmental policies, social instability and other political, economic or diplomatic developments in the Company's operations; and
     o    Other circumstances affecting revenue and expenses.

     The Company uses a variety of means to help mitigate and/or minimize these risks. The Company maintains a comprehensive property loss and business interruption insurance program to reduce risk to an acceptable level. Operational control is enhanced by focusing efforts on large core areas with high working interests and by assuming operatorship of key facilities. Product mix is diversified, consisting of the production of natural gas and the production of crude oil of various grades. The Company believes this diversification reduces price risk when compared with over-leverage to one commodity. Accounts receivable from the sale of crude oil and natural gas are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. Substantially all of the Company's accounts receivables are due within normal trade terms. Derivative financial instruments are utilized to help ensure targets are met and to manage commodity prices, foreign currency rates and interest rate exposure. The Company is exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with substantially all investment grade financial institutions and other entities. The arrangements and policies concerning the Company's financial instruments are under constant review and may change depending upon the prevailing market conditions.

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

62  CANADIAN NATURAL

     o Appropriate reclamation and decommissioning standards for wells and facilities ready for abandonment;
     o    An effective surface reclamation program;
     o    A due diligence program related to groundwater monitoring;
     o    An active program related to preventing and reclaiming spill sites;
     o    A solution gas reduction and conservation program;
     o A program to replace the majority of fresh water for steaming with brackish water;
     o Environmental planning for all projects to assess impacts and to implement avoidance and mitigation programs;
     o    Reporting for environmental liabilities;
     o    A  program  to  optimize   efficiencies  at  the  Company's  operating
          facilities; and
     o Continued evaluation of new technologies to reduce environmental impacts.

     The Company has also established stringent operating standards in four areas:

     o Implementing cost effective ways of reducing GHG emissions per unit of production;
     o Exercising care with respect to all waste produced through effective waste management plans;
     o Using water-based, environmentally friendly drilling muds whenever possible; and
     o Minimizing produced water volumes onshore and offshore through cost-effective measures.

     For 2008, the Company's capital expenditures included $38 million for abandonment expenditures (2007 - $71 million; 2006 - $75 million).

     The Company's estimated undiscounted ARO at December 31, 2008 was as follows:

     Estimated ARO, undiscounted ($ millions)               2008 |       2007
-----------------------------------------------------------------|--------------
     North America, including Horizon Project     $        3,165 |   $  3,038
     North Sea                                             1,216 |      1,286
     Offshore West Africa                                     93 |        102
-----------------------------------------------------------------|--------------
                                                           4,474 |      4,426
     North Sea PRT recovery                                 (529)|       (555)
-----------------------------------------------------------------|--------------
                                                  $        3,945 |   $  3,871
=================================================================|==============

     The estimate of ARO is based on estimates of future costs to abandon and restore wells, production facilities and offshore production platforms. Factors that affect costs include number of wells drilled, well depth and the specific environmental legislation. The estimated costs are based on engineering estimates using current costs in accordance with present legislation and industry operating practice. The Company's strategy in the North Sea consists of developing commercial hubs around its core operated properties with the goal of increasing production, lowering costs and extending the economic lives of its production facilities, thereby delaying the eventual abandonment dates. The future abandonment costs incurred in the North Sea are estimated to result in a PRT recovery of $529 million (2007 - $555 million; 2006 - $625 million), as abandonment costs are an allowable deduction in determining PRT and may be carried back to reclaim PRT previously paid. The expected PRT recovery reduces the Company's net undiscounted abandonment liability to $3,945 million (2007 - $3,871 million).

GREENHOUSE GAS AND OTHER AIR EMISSIONS
     The Company, through the Canadian Association of Petroleum Producers ("CAPP"), is working with legislators and regulators as they develop and implement new GHG emission laws and regulations. Internally, the Company is pursuing an integrated emissions reduction strategy to ensure that it is able to comply with existing and future emissions reduction requirements. The Company continues to develop strategies that will enable it to deal with the risks and opportunities associated with new GHG and air emissions policies. In addition, the Company is working with relevant parties to ensure that new policies encourage innovation, energy efficiency, targeted research and development while not impacting competitiveness.

     In Canada, the Federal Government has indicated its intent to develop regulations that would be in effect in 2010 to address industrial GHG emissions. The Federal Government has also outlined national and sectoral reduction targets for several categories of air pollutants. In Alberta, GHG regulations came into effect July 1, 2007, affecting facilities emitting more than 100 kilotonnes of CO2e annually. Two of the Company's facilities, the Primrose/Wolf Lake in-situ heavy crude oil facilities and the Hays sour natural gas plant, fall under the regulations. Commencing July 1, 2008, the British Columbia carbon tax is being assessed at $10/tonne of CO2e on fuel consumed in the province, increasing to $30/tonne by July 1, 2012. In the UK, GHG regulations have been in effect since 2005. During phase 1 (2005 -
     2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. For phase 2 (2008 - 2012) the Company's CO2 allocation has been decreased below the Company's estimated current operations emissions. The Company continues to focus on implementing reduction programs based on efficiency audits to reduce CO2 emissions at its major facilities and on trading mechanisms to ensure compliance with requirements now in effect.

     There are a number of unresolved issues in relation to Canadian Federal and Provincial GHG regulatory requirements. Key among them is an appropriate facility emission threshold, availability and duration of compliance mechanisms, and resolution of federal/provincial harmonization agreements. The Company continues to pursue GHG emission reduction initiatives including solution

                                                            CANADIAN NATURAL  63
     gas conservation, CO2 capture and sequestration in oil sands tailings, CO2 capture and storage in association with enhanced oil recovery, and participation in an industry initiative to promote an integrated CO2 capture and storage network.

     The additional requirements of enacted or proposed GHG legislation on the Company's operations will increase capital expenditures and operating expenses, especially those related to the Horizon Project and the Company's other existing and planned large oil sands projects. This may have an adverse effect on the Company's net earnings and cash flow from operations.

     Air pollutant standards and guidelines are being developed federally and provincially and the Company is participating in these discussions. Ambient air quality and sector based reductions in air emissions are being reviewed. Through Company and industry participation with stakeholders, guidelines have been developed that adopt a structured process to emission reductions that is commensurate with technological development and operational requirements.

CRITICAL ACCOUNTING ESTIMATES
     The preparation of financial statements requires the Company to make judgements, assumptions and estimates in the application of Canadian GAAP that have a significant impact on the financial results of the Company. Actual results may differ from those estimates, and those differences may be material. Critical accounting estimates are reviewed by the Company's Audit Committee annually. The Company believes the following are the most critical accounting estimates in preparing its consolidated financial statements.

Property,  Plant and Equipment / Depletion,  Depreciation  and Amortization
     The Company follows the full cost method of accounting for its conventional crude oil and natural gas properties and equipment. Accordingly, all costs relating to the exploration for and development of conventional crude oil and natural gas reserves, whether successful or not, are capitalized and accumulated in country-by-country cost centres. Proceeds on disposal of properties are ordinarily deducted from such costs without recognition of a gain or loss except where such dispositions result in a change in the depletion rate of the specific cost centre of 20% or more. Under Canadian GAAP, substantially all of the capitalized costs and estimated future capital costs related to each cost centre from which there is production are depleted on the unit-of-production method based on the estimated proved reserves of that country using estimated future prices and costs, rather than single-day, year-end prices and costs ("constant dollar pricing") as required by the SEC for US GAAP purposes.

     Under Canadian GAAP, the carrying amount of crude oil and natural gas properties in each cost centre may not exceed their recoverable amount
     ("the ceiling test"). The recoverable amount is calculated as the undiscounted cash flow using proved reserves and estimated future prices and costs. If the carrying amount of a cost centre exceeds its recoverable amount, an impairment loss equal to the amount by which the carrying amount of the properties exceeds their estimated fair value is charged against net earnings. Fair value is calculated as the cash flow from those properties using proved and probable reserves and estimated future prices and costs, discounted at a risk-free interest rate. No ceiling test impairments were recognized under Canadian GAAP at December 31, 2008, as future net revenues exceeded capitalized costs. Under US GAAP, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on constant dollar pricing and are discounted at 10%. Capitalized costs and future net revenues are determined on a net of tax basis. These differences in applying the ceiling test in the current year resulted in the recognition of an after-tax ceiling test impairment of $6,164 million for US GAAP purposes.

     The US GAAP ceiling test is based on constant dollar pricing and is highly sensitive to differences in benchmark pricing and the Heavy Differential in effect at year end as opposed to pricing throughout the year. As the Company's crude oil production is weighted towards heavier grades of crude oil, which have historically traded at lower prices at year end due to normal seasonality, constant dollar pricing in effect at year end is generally not representative of average pricing realized throughout the year. Had the US GAAP ceiling test at December 31, 2008 been prepared using average realized pricing throughout 2008, rather than constant dollar pricing, and assuming no other changes in reserves, operating costs, or future development costs, the Company would not have recognized a ceiling test impairment loss in the current year for US GAAP purposes.

     The alternate acceptable method of accounting for crude oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment. In addition, under this method, cost centres are defined based on reserve pools rather than by country. The use of the full cost method usually results in higher capitalized costs and increased DD&A rates compared to the successful efforts method.

Crude Oil and Natural Gas Reserves
     The estimation of reserves involves the exercise of judgement. Forecasts are based on engineering data, estimated future prices, expected future rates of production and the timing and amount of future capital expenditures, all of which are subject to many uncertainties and interpretations. The Company expects that over time its reserve estimates will be revised either upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion, depreciation and amortization and for determining potential asset impairment. For example, a revision to the proved reserve estimates would result in a higher or lower DD&A charge to net earnings. Downward revisions to reserve estimates may also result in an impairment of crude oil and natural gas property, plant and equipment carrying amounts under the ceiling test.

64  CANADIAN NATURAL

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

     The estimated fair values of ARO related to long-term assets are recognized as a liability in the period in which they are incurred. Retirement costs equal to the estimated fair value of the ARO are capitalized as part of the cost of associated capital assets and are amortized to expense through depletion over the life of the asset. The fair value of the ARO is estimated by discounting the expected future cash flows to settle the ARO at the Company's average credit-adjusted risk-free interest rate, which is currently 6.7%. In subsequent periods, the ARO is adjusted for the passage of time and for any changes in the amount or timing of the underlying future cash flows. The estimates described impact earnings by way of depletion on the retirement cost and accretion on the asset retirement liability. In addition, differences between actual and estimated costs to settle the ARO, timing of cash flows to settle the obligation and future inflation rates may result in gains or losses on the final settlement of the ARO.

     An ARO is not recognized for assets with an indeterminate useful life (e.g. Pipeline assets and the Horizon Project upgrader and related infrastructure) because an amount cannot be reasonably determined. An ARO for these assets will be recorded in the first period in which the lives of these assets are determinable.

Income Taxes
     The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences between the carrying value of assets and liabilities in the consolidated financial statements and their respective tax bases, using income tax rates substantively enacted or enacted as of the consolidated balance sheet date. Accounting for income taxes is a complex process that requires management to interpret frequently changing laws and regulations (e.g. Changing income tax rates) and make certain judgements with respect to the application of tax law, estimating the timing of temporary difference reversals, and estimating the realizability of tax assets. These interpretations and judgements impact the current and future income tax provisions, future income tax assets and liabilities, and net earnings.

Risk Management Activities
     The Company utilizes various derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.

     The estimated fair value of derivative financial instruments has been determined based on appropriate internal valuation methodologies and/or third party indications. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company has relied primarily on external readily observable market inputs including quoted commodity prices and volatility, interest rate yield curves, and foreign exchange rates. The resulting fair value estimates may not necessarily be indicative of the amounts that may be realized or settled in a current market transaction and these differences may be material.

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

     The Company has made various assumptions in determining the fair values of the acquired assets and liabilities. The most significant assumptions and judgements relate to the estimation of the fair value of the crude oil and natural gas properties. To determine the fair value of these properties, the Company estimates (a) crude oil and natural gas reserves, and (b) future prices of crude oil and natural gas. Reserve estimates are based on the work performed by the Company's internal engineers and outside consultants. The judgements associated with these estimated reserves are described above in "Crude Oil and Natural Gas Reserves". Estimates of future prices are based on prices derived from price forecasts among industry analysts and internal assessments. The Company applies estimated future prices to the estimated reserves quantities acquired, and estimates future operating and development costs, to arrive at estimated future net revenues for the properties acquired.

                                                            CANADIAN NATURAL  65

CONTROL ENVIRONMENT
      The Company's management, including the President and Chief Operating Officer and the Chief Financial Officer and Senior Vice-President, Finance, evaluated the effectiveness of disclosure controls and procedures as at December 31, 2008, and concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its annual filings and other reports filed with securities regulatory authorities in Canada and the United States is recorded, processed, summarized and reported within the time periods specified and such information is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures.

      The Company's management, including the President and Chief Operating Officer and The Chief Financial Officer and Senior Vice-President, Finance also performed an assessment of internal control over financial reporting as at December 31, 2008, and concluded that internal control over financial reporting is effective. Further, there were no changes in the Company's internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

      While  the  Company's  management,  including  the  President  and  Chief
      Operating Officer and the Chief Financial Officer and Senior Vice-President, Finance believes that the Company's disclosure controls and procedures and internal controls over financial reporting provide a reasonable level of assurance they are effective, they recognize that all control systems have inherent limitations. Because of its inherent limitations, the Company's control systems may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

NEW ACCOUNTING STANDARDS
      Effective January 1, 2008, the Company adopted the following accounting and disclosure standards issued by the CICA:

Capital Disclosures
      o Section 1535 - "Capital Disclosures" requires entities to disclose their objectives, policies and processes for managing capital, as well as quantitative data about capital. The standard also requires the disclosure of any externally imposed capital requirements and compliance with those requirements. The standard does not define capital. This standard affects disclosure only and did not impact the Company's accounting for capital.

Inventories
      o Section 3031 - "Inventories" replaces Section 3030 - "Inventories" and establishes new standards for the measurement of cost of inventories and expands disclosure requirements for inventories. Adoption of this standard did not have a material impact on the Company's financial statements.

Financial Instruments
      o Section 3862 - "Financial Instruments - Disclosure" and Section 3863 "Financial Instruments - presentation" replace Section 3861 - "Financial Instruments - Disclosure and Presentation". Section 3862 enhances disclosure requirements concerning risks and requires quantitative and qualitative disclosures about exposures to risks arising from financial instruments. Section 3863 carries forward the presentation requirements from Section 3861 unchanged. These standards affect disclosures only and did not impact the Company's accounting for financial instruments.

      Effective January 1, 2009, the Company will adopt the following new accounting standard issued by the CICA:

Goodwill and Intangible Assets
      o Section 3064 - "Goodwill and Intangible Assets" replaces Section 3062 - "Goodwill and Other Intangible Assets" and Section 3450 - "Research and Development Costs." In addition, EIC-27 - "Revenue and Expenditures during the Pre-Operating Period" has been withdrawn. The new standard addresses when an internally generated intangible asset meets the definition of an asset. Adoption of the new standard may impact the Company's future capitalization of certain costs during the development and start-up of large development projects.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
      In February 2008, the CICA's Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") as promulgated by the International Accounting Standards Board ("IASB") in place of Canadian GAAP effective January 1, 2011.

      The Company commenced its IFRS conversion project in 2008 and has established a formal project governance structure. The structure includes a Steering Committee, which consists of senior levels of management from finance and accounting, operations and information technology ("IT"). The Steering Committee provides regular updates to the Company's Senior Management and the Audit Committee of the Board of Directors.



66  CANADIAN NATURAL

      The Company's IFRS conversion project consists of the following phases:

      o Phase 1 Diagnostic - identification of potential accounting and reporting differences between Canadian GAAP and IFRS.
      o Phase 2 Planning - development of project governance, processes, resources, budget and timeline.
      o Phase 3 Policy Delivery and Documentation - establishment of accounting policies under IFRS.
      o Phase 4 Policy Implementation - establishment of processes for accounting and reporting, IT change requirements, and education.
      o     Phase  5   Sustainment  -  ongoing   compliance   with  IFRS  after
            implementation.

      The Company has completed the Diagnostic phase. Significant differences were identified in accounting for Property, Plant & Equipment ("PP&E"), including exploration costs, depletion and depreciation, impairment testing, capitalized interest and asset retirement obligations. Other significant differences were noted in accounting for stock-based compensation, risk management activities, and income taxes. The Company is currently performing the necessary research to develop and document IFRS policies to address the major differences noted. At this time, the impact on the Company's future financial position and results of operations is not reasonably determinable. In addition, IFRS is expected to change prior to adoption in 2011, and the impact of these potential changes is not known. Included in the potential IFRS changes is an exposure  draft  issued  in  September  2008 by the  IASB  that  proposes transition rules for oil and gas companies following full cost accounting. The proposed transition rule would allow full cost companies to allocate their existing full cost PP&E balances using reserve values or volumes to IFRS compliant units of account as at the date of conversion without requiring retroactive adjustment. The Company intends to adopt the transition rule if it is approved.

OUTLOOK

      The Company continues to implement its strategy of maintaining a large portfolio of varied projects, which the Company believes will enable it, over an extended period of time, to provide consistent growth in production and create shareholder value. Annual budgets are developed, scrutinized throughout the year and revised if necessary in the context of targeted financial ratios, project returns, product pricing expectations, and balance in project risk and time horizons. The Company maintains a high ownership level and operatorship level in all of its properties and can therefore control the nature, timing and extent of capital expenditures in each of its project areas. The Company expects production levels in 2009 to average between 331,000 bbl/d and 399,000 bbl/d of crude oil and NGLs and between 1,272 mmcf/d and 1,328 mmcf/d of natural gas.

      The forecasted capital expenditures in 2009 are currently expected to be as follows:

-------------------------------------------------------------------------------
      ($ millions)                                                2009 Forecast
-------------------------------------------------------------------------------
      Conventional crude oil and natural gas
         North America natural gas                             $            589
         North America crude oil and NGLs                                 1,138
         North Sea                                                          141
         Offshore West Africa                                               553
         Property acquisitions, dispositions and midstream                  109
-------------------------------------------------------------------------------
                                                               $          2,530
-------------------------------------------------------------------------------
      Horizon Project
         Phase 1 - Construction                                $            180
         Phase 1 - Operating and capital inventory                           43
         Phase 1 - Commissioning costs                                      183
         Phase 2/3 - Tranche 2                                              121
         Sustaining capital                                                  94
         Capitalized interest and other costs                                41
-------------------------------------------------------------------------------
                                                               $            662
-------------------------------------------------------------------------------
      Total                                                    $          3,192
===============================================================================

North America Natural Gas
      The 2009 North America natural gas drilling program is highlighted by the continued high-grading of the Company's natural gas asset base as follows:

-------------------------------------------------------------------------------
      (Number of wells)                                           2009 Forecast
-------------------------------------------------------------------------------
      Coal bed methane and shallow natural gas                               30
      Conventional natural gas                                               66
      Cardium natural gas                                                     9
      Deep natural gas                                                       37
-------------------------------------------------------------------------------
      Total                                                                 142
===============================================================================

      The Company has reduced 2009 natural gas drilling in Alberta due to the anticipated future impact of royalty changes effective January 1, 2009.



                                                          CANADIAN NATURAL   67

North America Crude Oil and NGLs
      The 2009 North America crude oil drilling program is highlighted by continued development of the Primrose thermal projects, Pelican Lake, and a strong conventional primary heavy program, as follows:

-------------------------------------------------------------------------------
      (Number of wells)                                           2009 Forecast
-------------------------------------------------------------------------------
      Conventional primary heavy crude oil                                  317
      Thermal heavy crude oil                                                70
      Light crude oil                                                        20
      Pelican Lake crude oil                                                 58
-------------------------------------------------------------------------------
      Total                                                                 465
===============================================================================

Horizon Project
      During the initial stages of the ramp-up of production, the production volumes will fluctuate on a weekly basis until the end of the second quarter of 2009 when the Company expects to see a steady ramp up to full production capacity of 110,000 bbl/d by the end of 2009. The Company will work towards full capacity throughout 2009 as the plant continues to be fine tuned to design rates with a focus on safety and reliability.

North Sea
      The 2009 capital forecast for the North Sea includes drilling 0.9 net platform wells with focus on building drilling and workover inventory for 2010.

Offshore West Africa
      The 2009 capital forecast for anticipates spending $80 million to complete Phase 2 of the development of the Baobab Field in Cote d'Ivoire. The Company is targeting the fourth well to be completed in the second quarter of 2009.

SENSITIVITY ANALYSIS
      The following table is indicative of the annualized sensitivities of cash flow from operations and net earnings from changes in certain key variables. The analysis is based on business conditions and sales volumes during the fourth quarter of 2008, excluding mark-to-market gains (losses) on risk management activities and capitalized interest, and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.

      -----------------------------------------------------------------------------------------------------------------
                                                       CASH FLOW         CASH FLOW
                                                            FROM              FROM              NET                NET
                                                      OPERATIONS        OPERATIONS         EARNINGS          EARNINGS
                                                                       (per common                        (per common
                                                      ($millions)     share, basic)      ($millions)     share, basic)
      -----------------------------------------------------------------------------------------------------------------
      Price changes
      Crude oil - WTI US$1.00/bbl (1)
        Excluding financial derivatives            $         112    $         0.21    $          84    $         0.16
        Including financial derivatives            $          66    $         0.12    $          48    $         0.09
      Natural gas - AECO C$0.10/mcf (1)
        Excluding financial derivatives            $          38    $         0.07    $          28    $         0.05
        Including financial derivatives            $          38    $         0.07    $          28    $         0.05
      Volume changes
      Crude oil - 10,000 bbl/d                     $          87    $         0.16    $          38    $         0.07
      Natural gas - 10 mmcf/d                      $          18    $         0.03    $           7    $         0.01
      Foreign currency rate change
      $0.01 change in US$ (1)
      Including financial derivatives              $     89 - 92    $         0.17    $       8 - 9    $         0.02
      Interest rate change - 1%                    $          32    $         0.06    $          32    $         0.06
      -----------------------------------------------------------------------------------------------------------------

      (1) For details of financial instruments in place, refer to note 13 to the Company's audited annual consolidated financial statements as at December 31, 2008.


68   CANADIAN NATURAL

DAILY PRODUCTION BY SEGMENT, BEFORE ROYALTIES
-----------------------------------------------------------------------------------------------------------|-----------------------
                                                 Q1           Q2          Q3           Q4           2008   |     2007         2006
-----------------------------------------------------------------------------------------------------------------------------------
     Crude oil and NGLs (bbl/d)                                                                            |
     North America                            248,960      245,616      239,973      240,831      243,826  |   246,779      235,253
     North Sea                                 49,568       45,830       42,760       42,991       45,274  |    55,933       60,056
     Offshore West Africa                      28,689       27,631       24,237       25,748       26,567  |    28,520       36,689
-----------------------------------------------------------------------------------------------------------------------------------
     Total                                    327,217      319,077      306,970      309,570      315,667  |   331,232      331,998
-----------------------------------------------------------------------------------------------------------------------------------
     Natural gas (mmcf/d)                                                                                  |
     North America                              1,513        1,501        1,467        1,405        1,472  |     1,643        1,468
     North Sea                                     11           10            9           10           10  |        13           15
     Offshore West Africa                          14           15           14           12           13  |        12            9
-----------------------------------------------------------------------------------------------------------------------------------
     Total                                      1,538        1,526        1,490        1,427        1,495  |     1,668        1,492
-----------------------------------------------------------------------------------------------------------------------------------
     Barrels of oil equivalent                                                                             |
     (boe/d)                                                                                               |
     North America                            501,061      495,836      484,542      475,089      489,081  |   520,564      479,891
     North Sea                                 51,404       47,545       44,309       44,623       46,956  |    58,099       62,558
     Offshore West Africa                      31,023       30,056       26,505       27,687       28,808  |    30,543       38,275
-----------------------------------------------------------------------------------------------------------------------------------
     Total                                    583,488      573,437      555,356      547,399      564,845  |   609,206      580,724
===================================================================================================================================
                                                                                                           |
-----------------------------------------------------------------------------------------------------------|-----------------------
PER UNIT RESULTS (1)                        Q1           Q2          Q3           Q4           2008   |     2007         2006
-----------------------------------------------------------------------------------------------------------|-----------------------
     Crude oil and NGLs ($/bbl)
     Sales price (2)                        $   78.99    $  103.73    $  102.30    $   45.81    $   82.41  | $   55.45    $   53.65
     Royalties                                   8.70        14.82        14.17         4.49        10.48  |      5.94         4.48
     Production expense                         14.81        16.39        17.61        16.33        16.26  |     13.34        12.29
                                                                                                           |
-----------------------------------------------------------------------------------------------------------|-----------------------
     Netback                                $   55.48    $   72.52    $   70.52    $   24.99    $   55.67  | $   36.17    $   36.88
-----------------------------------------------------------------------------------------------------------|-----------------------
     Natural gas ($/mcf)                                                                                   |
     Sales price (2)                        $    7.77    $    9.89    $    8.82    $    7.03    $    8.39  | $    6.85    $    6.72
     Royalties                                   1.35         1.86         1.55         1.08         1.46  |      1.11         1.29
     Production expense                          1.03         0.94         1.05         1.06         1.02  |      0.91         0.82
-----------------------------------------------------------------------------------------------------------|-----------------------
     Netback                                $    5.39    $    7.09    $    6.22    $    4.89    $    5.91  | $    4.83    $    4.61
-----------------------------------------------------------------------------------------------------------|-----------------------
     Barrels of oil equivalent                                                                             |
     ($/boe)                                                                                               |
     Sales price (2)                        $   65.09    $   84.88    $   80.60    $   43.84    $   68.62  | $   49.05    $   47.92
     Royalties                                   8.43        13.26        12.06         5.37         9.78  |      6.26         5.89
     Production expense                         11.02        11.60        12.52        12.05        11.79  |      9.75         9.14
-----------------------------------------------------------------------------------------------------------|----------------------
     Netback                                $   45.64    $   60.02    $   56.02    $   26.42    $   47.05  | $   33.04    $   32.89
===================================================================================================================================

(1)   Amounts expressed on a per unit basis are based on sales volumes.
(2) Net of transportation and blending costs and excluding risk management activities.

NETBACK ANALYSIS
---------------------------------------------------------------------------------------------|-------------------------------------
     ($/boe) (1)                                                                    2008     |           2007                 2006
---------------------------------------------------------------------------------------------|-------------------------------------
     Sales price (2)                                                            $   68.62    |      $   49.05            $   47.92
     Royalties                                                                       9.78    |           6.26                 5.89
     Production expense (3)                                                         11.79    |           9.75                 9.14
---------------------------------------------------------------------------------------------|-------------------------------------
     Netback                                                                        47.05    |          33.04                32.89
     Midstream contribution (3)                                                     (0.25)   |          (0.23)               (0.23)
     Administration                                                                  0.87    |           0.93                 0.85
     Interest, net                                                                   0.62    |           1.24                 0.66
     Realized risk management loss                                                   8.99    |           0.73                 6.27
     Realized foreign exchange loss                                                 (0.55)   |           0.24                (0.06)
     (gain)                                                                                  |
     Taxes other than income tax -                                                   1.18    |           0.54                 1.04
     current                                                                                 |
     Current income tax - North                                                      0.15    |           0.43                 0.68
     America                                                                                 |
     Current income tax - North Sea                                                  1.64    |           0.95                 0.14
     Current income tax - Offshore                                                   0.62    |           0.33                 0.23
     West Africa                                                                             |
-----------------------------------------------------------------------------------------------------------------------------------
     Cash flow                                                                  $   33.78    |      $   27.88            $   23.31
===================================================================================================================================

     (1)  Amounts expressed on a per unit basis are based on sales volumes.
     (2)  Net  of   transportation   and  blending  costs  and  excluding  risk
          management activities.
     (3)  Excluding inter-segment eliminations.


                                                          CANADIAN NATURAL   69

TRADING AND SHARE STATISTICS
-----------------------------------------------------------------------------------------------------------|------------
                                                    Q1           Q2           Q3           Q4         2008 |       2007
-----------------------------------------------------------------------------------------------------------|------------
     TSX - C$                                                                                              |
     Trading Volume (thousands)                134,421      145,018      186,906      213,393      679,738 |    429,034
     Share Price ($/share)                                                                                 |
     High                                  $     76.80   $   111.30   $   104.83   $    72.89   $   111.30 | $    80.02
     Low                                   $     58.88   $    68.08   $    64.40   $    34.19   $    34.19 | $    52.45
     Close                                 $     70.27   $   100.84   $    73.00   $    48.75   $    48.75 | $    72.58
     Market capitalization as at                                                                           |
       December 31 ($ millions)                                                                 $   26,373 | $   39,174
                                                                                                           |
     Shares outstanding (thousands)                                                                540,991 |    539,729
-----------------------------------------------------------------------------------------------------------|------------
     NYSE - US$                                                                                            |
     Trading Volume (thousands)                157,781      190,756      292,659      326,032      967,228 |    486,266
     Share Price ($/share)                                                                                 |
     High                                  $     78.43   $   109.32   $   103.40   $    68.87   $   109.32 | $    87.17
     Low                                   $     57.07   $    66.21   $    61.82   $    26.43   $    26.43 | $    44.56
     Close                                 $     68.26   $   100.25   $    68.46   $    39.98   $    39.98 | $    73.14
     Market capitalization as at                                                                           |
       December 31($ millions)                                                                  $   21,629 | $   39,476
     Shares outstanding (thousands)                                                                540,991 |    539,729
===========================================================================================================|============



70   CANADIAN NATURAL

-------------------------------------------------------------------------------
                                         CANADIAN NATURAL 2008 ANNUAL REPORT
-------------------------------------------------------------------------------


M A N A G E M E N T ' S   R E P O R T

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

      PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:

      o the Company's consolidated financial statements as at December 31, 2008; and

      o the effectiveness of the Company's internal control over financial reporting as at December 31, 2008.

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


      /s/ Steve W. Laut        /s/ Douglas A. Proll         /s/ Randall S. Davis
      -------------------      -------------------------    -------------------------
      Steve W. Laut            Douglas A. Proll, CA         Randall S. Davis, CA
      PRESIDENT & CHIEF        CHIEF FINANCIAL OFFICER &    VICE-PRESIDENT, FINANCE &
      OPERATING OFFICER        SENIOR VICE-PRESIDENT,       ACCOUNTING
                               FINANCE

      March 4, 2009
      CALGARY, ALBERTA, CANADA



                                                          CANADIAN NATURAL   71

-------------------------------------------------------------------------------
CANADIAN NATURAL 2008 ANNUAL REPORT
-------------------------------------------------------------------------------

M A N A G E M E N T ' S   A S S E S S M E N T   O F   I N T E R N A L
C O N T R O L   O V E R   F I N A N C I A L   R E P O R T I N G

      Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities exchange act of 1934, as amended.

      Management, together with the Company's president and chief operating officer and the Company's chief Financial officer and Senior Vice-president, Finance, performed an assessment of the Company's internal control over financial reporting based on the criteria established in internal control - integrated Framework issued by the committee of Sponsoring organizations of the treadway commission ("COSO").

      Based on the assessment, management, together with the Company's president and chief operating officer and the Company's chief Financial officer and Senior Vice-president, Finance, has concluded that the Company's internal control over financial reporting is effective as at December 31, 2008. Management recognizes that all internal control systems have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      Pricewaterhousecoopers LLP, an independent firm of chartered accountants, has provided an opinion on the Company's internal control over financial reporting as at December 31, 2008, as stated in their auditors' report.



      /s/ Steve W. Laut                           /s/ Douglas A. Proll
      ------------------------------------        ------------------------------
      Steve W. Laut                               Douglas A. Proll, CA
      PRESIDENT & CHIEF OPERATING OFFICER         CHIEF FINANCIAL OFFICER &
                                                  SENIOR VICE-PRESIDENT, FINANCE

      March 4, 2009
      CALGARY, ALBERTA, CANADA


-------------------------------------------------------------------------------

I N D E P E N D E N T   A U D I T O R S'   R E P O R T



      To the Shareholders of Canadian Natural Resources Limited

      We have completed integrated audits of Canadian Natural Resources Limited's 2008, 2007, and 2006 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.


CONSOLIDATED FINANCIAL STATEMENTS

      We have audited the accompanying consolidated balance sheets of Canadian Natural Resources Limited (the "Company") as at December 31, 2008 and December 31, 2007, and the related consolidated statements of earnings, shareholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits of the Company's consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the public Company accounting oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


72   CANADIAN NATURAL

-------------------------------------------------------------------------------
                                            CANADIAN NATURAL 2008 ANNUAL REPORT
-------------------------------------------------------------------------------

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.


INTERNAL CONTROL OVER FINANCIAL REPORTING

      We have also audited Canadian Natural Resource Limited's internal control over financial reporting as at December 31, 2008, based on criteria established in internal control - integrated Framework issued by the committee of Sponsoring organizations of the treadway commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's assessment of internal control over Financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

      In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in internal control - integrated Framework issued by the COSO.


      /s/PRICEWATERHOUSECOOPERS LLP
      ----------------------------------
      CHARTERED ACCOUNTANTS
      CALGARY, ALBERTA, CANADA
      March 4, 2009


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

      In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's consolidated financial statements, such as the changes indicated in the Consolidated Statements of Shareholders' Equity and Comprehensive Income. Our report to the Shareholders dated March 4, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.


      /s/PRICEWATERHOUSECOOPERS LLP
      ----------------------------------
      CHARTERED ACCOUNTANTS
      CALGARY, ALBERTA, CANADA
      March 4, 2009


                                                          CANADIAN NATURAL   73

-------------------------------------------------------------------------------
CANADIAN NATURAL 2008 ANNUAL REPORT
-------------------------------------------------------------------------------

C O N S O L I D A T E D   B A L A N C E   S H E E T S

     As at December 31                                                                           |
     (millions of Canadian dollars)                                                        2008  |           2007
-------------------------------------------------------------------------------------------------|----------------
     ASSETS                                                                                      |
     Current assets                                                                              |
        Cash and cash equivalents                                               $            27  | $           21
        Accounts receivable and other                                                     1,514  |          1,662
        Future income tax (note 8)                                                            -  |            480
        Current portion of other long-term assets (note 3)                                1,851  |             18
-------------------------------------------------------------------------------------------------|----------------
                                                                                          3,392  |          2,181
     Property, plant and equipment (note 4)                                              38,966  |         33,902
     Other long-term assets (note 3)                                                        292  |             31
-------------------------------------------------------------------------------------------------|----------------
                                                                                $        42,650  | $       36,114
-------------------------------------------------------------------------------------------------|----------------
     LIABILITIES                                                                                 |
     Current liabilities                                                                         |
        Accounts payable                                                        $           383  | $          379
        Accrued liabilities                                                               1,802  |          1,567
        Future income tax (note 8)                                                          585  |              -
        Current portion of long-term debt (note 5)                                          420  |              -
        Current portion of other long-term liabilities (note 6)                             230  |          1,617
-------------------------------------------------------------------------------------------------|----------------
                                                                                          3,420  |          3,563
     Long-term debt (note 5)                                                             12,596  |         10,940
     Other long-term liabilities (note 6)                                                 1,124  |          1,561
     Future income tax (note 8)                                                           7,136  |          6,729
-------------------------------------------------------------------------------------------------|----------------
                                                                                         24,276  |         22,793
-------------------------------------------------------------------------------------------------|----------------
     SHAREHOLDERS' EQUITY                                                                        |
     Share capital (note 9)                                                               2,768  |          2,674
     Retained earnings                                                                   15,344  |         10,575
     Accumulated other comprehensive income (note 10)                                       262  |             72
-------------------------------------------------------------------------------------------------|----------------
                                                                                         18,374  |         13,321
-------------------------------------------------------------------------------------------------|----------------
                                                                                $        42,650  | $       36,114
=================================================================================================|================

     Commitments and contingencies (note 14).



     Approved by the Board of Directors:


     /s/Catherine M. Best                        N. Murray Edwards
     -----------------------------------         ------------------------------
     Catherine M. Best                           N. Murray Edwards
     CHAIR OF THE AUDIT COMMITTEE                VICE-CHAIRMAN OF THE BOARD OF
     AND DIRECTOR                                OF DIRECTORS



74   CANADIAN NATURAL

-------------------------------------------------------------------------------
                                            CANADIAN NATURAL 2008 ANNUAL REPORT
-------------------------------------------------------------------------------

C O N S O L I D A T E D   S T A T E M E N T   O F   E A R N I N G S

     For the years ended December 31                                                       |
     (millions of Canadian dollars, except per common share amounts)                 2008  |         2007          2006
-------------------------------------------------------------------------------------------|-----------------------------
     Revenue                                                                  $    16,173  |  $    12,543    $   11,643
     Less: royalties                                                               (2,017) |       (1,391)       (1,245)
-------------------------------------------------------------------------------------------|-----------------------------
     Revenue, net of royalties                                                     14,156  |       11,152        10,398
-------------------------------------------------------------------------------------------|-----------------------------
     Expenses                                                                              |
     Production                                                                     2,451  |        2,184         1,949
     Transportation and blending                                                    1,936  |        1,570         1,443
     Depletion, depreciation and amortization                                       2,683  |        2,863         2,391
     Asset retirement obligation accretion (note 6)                                    71  |           70            68
     Administration                                                                   180  |          208           180
     Stock-based compensation (recovery) expense (note 6)                             (52) |          193           139
     Interest, net                                                                    128  |          276           140
     Risk management activities (note 13)                                          (1,230) |        1,562           312
     Foreign exchange loss (gain)                                                     718  |         (471)          122
-------------------------------------------------------------------------------------------|-----------------------------
                                                                                    6,885  |        8,455         6,744
-------------------------------------------------------------------------------------------|-----------------------------
     Earnings before taxes                                                          7,271  |        2,697         3,654
     Taxes other than income tax (note 8)                                             178  |          165           256
     Current income tax expense (note 8)                                              501  |          380           222
     Future income tax expense (recovery) (note 8)                                  1,607  |         (456)          652
-------------------------------------------------------------------------------------------|-----------------------------
     Net earnings                                                             $     4,985  |  $     2,608    $    2,524
===========================================================================================|=============================
     Net earnings per common share (note 12)                                               |
        Basic and diluted                                                     $      9.22  |  $      4.84    $     4.70
===========================================================================================|=============================


                                                          CANADIAN NATURAL   75

-------------------------------------------------------------------------------
CANADIAN NATURAL 2008 ANNUAL REPORT
-------------------------------------------------------------------------------

C O N S O L I D A T E D    S T A T E M E N T S   O F
S H A R E H O L D E R S'   E Q U I T Y

     For the years ended December 31                                                       |
     (millions of Canadian dollars)                                                  2008  |         2007          2006
-------------------------------------------------------------------------------------------|-----------------------------
     Share capital                                                                         |
     Balance - beginning of year                                               $    2,674  |  $     2,562   $     2,442
     Issued upon exercise of stock options                                             18  |           21            21
     Previously recognized liability on stock options exercised                            |
     for common shares                                                                 76  |           91           101
     Purchase of common shares under Normal Course Issuer Bid                           -  |            -            (2)
-------------------------------------------------------------------------------------------|-----------------------------
     Balance - end of year                                                          2,768  |        2,674         2,562
-------------------------------------------------------------------------------------------|-----------------------------
     Retained earnings                                                                     |
     Balance - beginning of year, as originally reported                           10,575  |        8,141         5,804
     Transition adjustment on adoption of financial instruments                            |
     standards                                                                          -  |           10              -
-------------------------------------------------------------------------------------------|-----------------------------
     Balance - beginning of year, as restated                                      10,575  |        8,151         5,804
     Net earnings                                                                   4,985  |        2,608         2,524
     Dividends on common shares (note 9)                                             (216) |         (184)         (161)
     Purchase of common shares under Normal Course Issuer Bid                           -  |            -           (26)
-------------------------------------------------------------------------------------------|-----------------------------
     Balance - end of year                                                         15,344  |       10,575         8,141
-------------------------------------------------------------------------------------------|-----------------------------
     Accumulated other comprehensive income (loss)                                         |
     Balance - beginning of year                                                       72  |          (13)           (9)
     Transition adjustment on adoption of financial instruments                            |
     standards                                                                          -  |          159              -
-------------------------------------------------------------------------------------------|-----------------------------
     Balance - beginning of year, after effect of transition                               |
     adjustment                                                                        72  |          146            (9)
     Other comprehensive income (loss), net of taxes                                  190  |          (74)           (4)
-------------------------------------------------------------------------------------------|-----------------------------
     Balance - end of year                                                            262  |           72           (13)
-------------------------------------------------------------------------------------------|-----------------------------
     Shareholders' equity                                                      $   18,374  |  $    13,321   $    10,690
===========================================================================================|=============================

C O N S O L I D A T E D   S T A T E M E N T S   O F
C O M P R E H E N S I V E   I N C O M E

     For the years ended December 31                                                       |
     (millions of Canadian dollars)                                                2008    |         2007          2006
-------------------------------------------------------------------------------------------|-----------------------------
     Net earnings                                                             $   4,985    |   $    2,608    $    2,524
-------------------------------------------------------------------------------------------|------------------------------
     Net change in derivative financial instruments  designated                            |
     as cash flow hedges                                                                   |
     Unrealized income during the year,  net of taxes of $1                          30    |           38             -
     million (2007 - $6 million, 2006 - $nil)                                              |
     Reclassification to net earnings,  net of taxes of $6                          (12)   |          (96)            -
     million (2007 - $45 million, 2006 - $nil)                                             |
-------------------------------------------------------------------------------------------|------------------------------
                                                                                     18    |          (58)            -
     Foreign currency translation adjustment                                               |
     Translation of net investment                                                  172    |          (16)           (4)
-------------------------------------------------------------------------------------------|------------------------------
     Other comprehensive income (loss), net of taxes                                190    |          (74)           (4)
-------------------------------------------------------------------------------------------|------------------------------
     Comprehensive income                                                     $   5,175    |   $    2,534    $    2,520
==========================================================================================================================


76   CANADIAN NATURAL

-------------------------------------------------------------------------------
                                            CANADIAN NATURAL 2008 ANNUAL REPORT
-------------------------------------------------------------------------------

C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S

     For the years ended December 31                                       |
     (millions of Canadian dollars)                                  2008  |         2007              2006
     ----------------------------------------------------------------------|---------------------------------
     Operating activities                                                  |
     Net earnings                                           $       4,985  |  $     2,608      $      2,524
     Non-cash items                                                        |
        Depletion, depreciation and amortization                    2,683  |        2,863             2,391
        Asset retirement obligation accretion                          71  |           70                68
        Stock-based compensation (recovery) expense                   (52) |          193               139
        Unrealized risk management (gain) loss                     (3,090) |        1,400            (1,013)
        Unrealized foreign exchange loss (gain)                       832  |         (524)              134
        Deferred petroleum revenue tax (recovery)                          |
        expense                                                       (67) |           44                37
        Future income tax expense (recovery)                        1,607  |         (456)              652
     Other                                                             25  |           38                (2)
     Abandonment expenditures                                         (38) |          (71)              (75)
     Net change in non-cash working capital (note 15)                (189) |         (346)             (679)
     ----------------------------------------------------------------------|---------------------------------
                                                                    6,767  |        5,819             4,176
     ----------------------------------------------------------------------|---------------------------------
     Financing activities                                                  |
     (Repayment) issue of bank credit facilities, net                (623) |       (1,925)            6,499
     Issue of medium-term notes                                         -  |          273               400
     Repayment of senior unsecured notes                              (31) |          (33)                -
     issue of US dollar debt securities                             1,215  |        2,553               788
     Issue of common shares on exercise of stock options               18  |           21                21
     Dividends on common shares                                      (208) |         (178)             (153)
     Purchase of common shares                                          -  |            -               (28)
     Net change in non-cash working capital (note 15)                  46  |            8                37
     ----------------------------------------------------------------------|---------------------------------
                                                                      417  |          719             7,564
     ----------------------------------------------------------------------|---------------------------------
     Investing activities                                                  |
     Expenditures on property, plant and equipment                 (7,433) |       (6,464)           (7,266)
     Net proceeds on sale of property, plant and                           |
     equipment                                                         20  |          110                71
     ----------------------------------------------------------------------|---------------------------------
     Net expenditures on property, plant and equipment             (7,413) |       (6,354)           (7,195)
     Acquisition of Anadarko Canada Corporation (note 16)               -  |            -            (4,641)
     Net change in non-cash working capital (note 15)                 235  |         (186)              101
     ----------------------------------------------------------------------|---------------------------------
                                                                   (7,178) |       (6,540)          (11,735)
     ----------------------------------------------------------------------|---------------------------------
     Increase (Decrease) In Cash And Cash Equivalents                   6  |           (2)                5
     Cash And Cash Equivalents - Beginning Of Year                     21  |           23                18
     ----------------------------------------------------------------------|---------------------------------
     Cash And Cash Equivalents - End Of Year                $          27  |  $        21      $         23
     ======================================================================|=================================

     Supplemental disclosure of cash flow information (note 15)



                                                          CANADIAN NATURAL   77

-------------------------------------------------------------------------------
CANADIAN NATURAL 2008 ANNUAL REPORT
-------------------------------------------------------------------------------

N O T E S   T O   T H E   C O N S O L I D A T E D
F I N A N C I A L  S T A T E M E N T S

     (tabular amounts in millions of Canadian dollars, unless otherwise stated)

1.   ACCOUNTING POLICIES

     Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production Company head-quartered in Calgary, Alberta, Canada. The Company's conventional crude oil and natural gas operations are focused in North America, largely in Western Canada; the United Kingdom ("UK") portion of the North Sea; and Cote d'Ivoire and Gabon in Offshore West Africa.

     Within Western Canada, the Company is developing its Horizon oil Sands project (the "Horizon Project") in a series of staged development phases ("phases"). The Horizon Project is designed to produce synthetic crude oil through bitumen mining and upgrading operations.

     Also within  Western  Canada,  the  Company  maintains  certain  midstream
     activities   that  include   pipeline   operations   and  an   electricity
     co-generation system.

     The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A summary of differences between accounting principles in Canada and those generally accepted in the United States ("US GAAP") is contained in note 18.

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

     Purchase price allocations; depletion, depreciation and amortization, and amounts used in impairment calculations are based on estimates of crude oil and natural gas reserves. The estimation of reserves involves the exercise of judgement. Forecasts are based on engineering data, estimated future prices, expected future rates of production and the timing of future capital expenditures, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels, and may be affected by changes in commodity prices. As a result, the impact of differences between actual and estimated oil and gas reserves amounts on the consolidated financial statements of future periods may be material.

     The calculation of asset retirement obligations includes estimates of the future costs to settle the asset retirement obligation, the timing of the cash flows to settle the obligation, and the future inflation rates. The impact of differences between actual and estimated costs, timing and inflation on the consolidated financial statements of future periods may be material.

     The calculation of income taxes requires judgement in applying tax laws and regulations, estimating the timing of temporary difference reversals, and estimating the realizability of future tax assets. These estimates impact current and future income tax assets and liabilities, and current and future income tax expense (recovery).

     The measurement of petroleum revenue tax expense in the United Kingdom and the related provision in the consolidated financial statements are subject to uncertainty associated with future recoverability of crude oil and natural gas reserves, commodity prices and the timing of future events, which may result in material changes to deferred amounts.

     The estimation of fair value for derivative financial instruments requires the use of assumptions. In determining these assumptions, the Company has relied primarily on external, readily observable market inputs including quoted commodity prices and volatility, interest rate yield curves, and foreign exchange rates. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

(C) CASH AND CASH EQUIVALENTS
     Cash comprises cash on hand and demand deposits. Other investments (term deposits and certificates of deposit) with an original term to maturity at purchase of three months or less are reported as cash equivalents on the balance sheet.


78   CANADIAN NATURAL

(D)  PROPERTY, PLANT AND EQUIPMENT

Conventional Crude Oil And Natural Gas

     The Company follows the full cost method of accounting for its conventional crude oil and natural gas properties and equipment as prescribed by Accounting Guideline 16 ("AcG 16") issued by the Canadian Institute of Chartered Accountants ("CICA"). Accordingly, all costs relating to the exploration for and development of conventional crude oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Directly attributable administrative overhead incurred during the development of certain large capital projects is capitalized until the projects are available for their intended use. Proceeds on disposal of properties are ordinarily deducted from such costs without recognition of a gain or loss except where such dispositions result in a change in the depletion rate of the specific cost centre of 20% or more.

Oil Sands Mining Operations And Upgrading Operations
     The Company's Horizon Project is comprised of both mining operations and upgrading operations and accordingly, capitalized costs related to the Horizon Project are accounted for separately from the Company's Canadian conventional crude oil and natural gas costs. Capitalized mining activity costs include property acquisition, construction and development costs. Construction and development costs are capitalized separately to each phase of the Horizon Project. Construction and development for a particular phase of the Horizon Project is considered complete once the phase is available for its intended use. Costs related to major maintenance turnaround activities will be capitalized and amortized on a straight-line basis over the period to the next scheduled major maintenance turnaround.

Midstream and Other
     The Company capitalizes all costs that expand the capacity or extend the useful life of the assets.

(E)  OVERBURDEN REMOVAL COSTS
     Overburden removal costs incurred during development of the Horizon Project mine are capitalized to property, plant and equipment. Overburden removal costs incurred during production of the Horizon Project mine will be included in the cost of inventory produced, unless the overburden removal activity has resulted in a betterment of the mineral property, in which case the costs will be capitalized to property, plant and equipment. Capitalized overburden removal costs will be amortized over the life of the mining reserves that directly benefit from the overburden removal activity.

(F)  CAPITALIZED INTEREST
     The Company capitalizes construction period interest based on the Horizon Project costs incurred and the Company's cost of borrowing. Interest capitalization on a particular phase of the Horizon Project ceases once this phase is available for its intended use.

(G)  LEASES
     Contractual arrangements that meet the definition of a lease are accounted for as capital leases or operating leases as appropriate. Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases and are recorded as property, plant and equipment with an offsetting liability. All other leases are accounted for as operating leases whereby lease costs are expensed as incurred.

(H)  DEPLETION, DEPRECIATION AND AMORTIZATION

Conventional Crude Oil And Natural Gas

     Substantially all costs related to each country-by-country cost centre are depleted on the unit-of-production method based on the estimated proved reserves of that country. Volumes of net production and net reserves before royalties are converted to equivalent units on the basis of estimated relative energy content. In determining its depletion base, the Company includes estimated future costs to be incurred in developing proved reserves and excludes the cost of unproved properties and major development projects. Costs for major development projects, as identified by management, are not subject to depletion until the projects are available for their intended uses. Unproved properties and major development projects are assessed periodically to determine whether impairment has occurred. When proved reserves are assigned or the value of an unproved property or major development project is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion. Processing and production facilities are depreciated on a straight-line basis over their estimated lives.

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

Oil Sands Mining Operations And Upgrading Operations
     Upon commencement of operations for the Horizon Project, mine-related costs and costs of the upgrader and related infrastructure located on the Horizon Project site will be amortized on the unit-of-production method based on the estimated proved reserves of the Horizon Project or productive capacity, respectively. Moveable mine-related equipment is depreciated on a straight-line basis over its estimated useful life.


                                                          CANADIAN NATURAL   79

     The Company reviews the carrying amount of the Horizon Project relative to its recoverable amount if circumstances or events indicate impairment may have occurred. The recoverable amount is calculated as the undiscounted cash flow from the Horizon Project assets using proved and probable reserves and expected future prices and costs. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized in depletion equal to the amount by which the carrying amount of the assets exceeds fair value. Fair value is calculated as the discounted cash flow from the Horizon Project using proved and probable reserves and expected future prices and costs.

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

     Foreign operations that are integrated are translated using the temporal method. For foreign currency balances and integrated subsidiaries, monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect at the consolidated balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated to Canadian dollars at the monthly average exchange rates. Provisions for depletion, depreciation and amortization are translated at the same rate as the related assets. Gains or losses on translation of integrated foreign operations and foreign currency balances are included in the consolidated statements of earnings.

(K)  REVENUE RECOGNITION AND COSTS OF GOODS SOLD
     Revenue from the production of crude oil and natural gas is recognized when title passes to the customer, delivery has taken place and collection is reasonably assured. The Company assesses customer creditworthiness, both before entering into contracts and throughout the revenue recognition process.

     Revenue as reported represents the Company's share and is presented before royalty payments to governments and other mineral interest owners. Revenue, net of royalties represents the Company's share after royalty payments to governments and other mineral interest owners.

     Related costs of goods sold are comprised of production; transportation and blending; and depletion, depreciation and amortization expenses. These amounts have been separately presented in the consolidated statements of earnings.

(L)  TRANSPORTATION AND BLENDING
     Transportation and blending costs incurred to transport crude oil and natural gas to customers are recorded as a separate cost in the consolidated statements of earnings.

(M) PRODUCTION SHARING CONTRACTS
     Production generated from Offshore West Africa is currently shared under the terms of various Production Sharing Contracts ("PSCs"). Revenues are divided into cost recovery oil and profit oil. Cost recovery oil allows the Company to recover its capital and production costs and the costs carried by the Company on behalf of the respective Government State oil Companies (the "Governments"). Profit oil is allocated to the joint venture partners in accordance with their respective equity interests, after a portion has been allocated to the Governments. The Governments' share of profit oil attributable to the Company's equity interest is allocated to royalty expense and current income tax expense in accordance with the terms of the PSCs.


80   CANADIAN NATURAL

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

(O)  INCOME TAX
     The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities in the consolidated financial statements and their respective tax bases, using income tax rates substantively enacted or enacted as of the consolidated balance sheet date. The effect of a change in income tax rates on the future income tax assets and liabilities is recognized in net earnings in the period of the change.

     Taxable income arising from the conventional crude oil and natural gas business in Canada is primarily generated through partnerships, with the related income taxes payable in subsequent periods. Accordingly, north america current and future income taxes have been provided on the basis of this corporate structure.

(P)  STOCK-BASED COMPENSATION PLANS
     The Company accounts for stock-based compensation using the intrinsic value method as the Company's Stock option plan (the "Option Plan")
     provides current employees with the right to elect to receive common shares or a direct cash payment in exchange for options surrendered. A liability for potential cash settlements under the option plan is accrued over the vesting period of the stock options based on the difference between the exercise price of the stock options and the market price of the Company's common shares, after consideration of an estimated forfeiture rate. This liability is revalued at each reporting date to reflect changes in the market price of the Company's common shares and actual forfeitures, with the net change recognized in net earnings, or capitalized during the construction period in the case of the Horizon Project. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares under the Option Plan, consideration paid by employees and any previously recognized liability associated with the stock options are recorded as share capital.

     The Company has an employee stock savings plan and a stock bonus plan. Contributions to the employee stock savings plan are recorded as compensation expense at the time of the contribution. Contributions to the stock bonus plan are recognized as compensation expense over the related vesting period.

(Q)  FINANCIAL INSTRUMENTS
     The Company classifies its financial instruments into one of the following categories: held-for-trading financial assets and financial liabilities; held-to-maturity investments, loans and receivables; available-for-sale financial assets; and other financial liabilities. All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument.

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

     Cash and cash equivalents are classified as held-for-trading and are measured at fair value. Accounts receivable are classified as loans and receivables. Accounts payable, accrued liabilities, certain other long-term liabilities, and long-term debt are classified as other financial liabilities. Although the Company does not intend to trade its derivative financial instruments, risk management assets and liabilities are classified as held-for-trading for accounting purposes unless formally designated as hedges.

     Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability and original issue discounts on long-term debt have been included in the carrying value of the related financial asset or liability and are amortized to consolidated net earnings over the life of the financial instrument using the effective interest method.

(R)  RISK MANAGEMENT ACTIVITIES
     The Company uses derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.

     Effective January 1, 2007, all derivative financial instruments are recognized on the consolidated balance sheet at estimated fair value at each balance sheet date. The estimated fair value of derivative financial instruments is determined based on appropriate internal valuation methodologies and/or third party indications. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates.

     The Company documents all derivative financial instruments that are formally designated as hedging transactions at the inception of the hedging relationship, in accordance with the Company's risk management policies. The effectiveness of the hedging relationship is evaluated, both at inception of the hedge and on an ongoing basis.


                                                          CANADIAN NATURAL   81

     The Company periodically enters into commodity price contracts to manage anticipated sales of crude oil and natural gas production in order to protect cash flow for capital expenditure programs. The effective portion of changes in the fair value of derivative commodity price contracts formally designated as cash flow hedges is initially recognized in other comprehensive income and is reclassified to risk management activities in consolidated net earnings in the same period or periods in which the crude oil or natural gas is sold. The ineffective portion of changes in the fair value of these designated contracts is immediately recognized in risk management activities in consolidated net earnings. All changes in the fair value of non-designated crude oil and natural gas commodity price contracts are recognized in risk management activities in consolidated net earnings.

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

     Realized gains or losses on the termination of financial instruments that have been designated as cash flow hedges are deferred under accumulated other comprehensive income on the consolidated balance sheets and amortized into consolidated net earnings in the period in which the underlying hedged item is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any unrealized derivative gain or loss is recognized immediately in consolidated net earnings. Realized gains or losses on the termination of financial instruments that have not been designated as hedges are recognized in consolidated net earnings immediately.

     Upon termination of an interest rate swap designated as a fair value hedge, the interest rate swap is de-recognized on the balance sheet and the related long-term debt hedged is no longer revalued for changes in fair value. The fair value adjustment on the long-term debt at the date of termination of the interest rate swap is amortized to interest expense over the remaining term of the debt.

     Foreign currency forward contracts are periodically used to manage foreign currency cash management requirements. The foreign currency forward contracts involve the purchase or sale of an agreed upon amount of US dollars at a specified future date at forward exchange rates. Changes in the fair value of the foreign currency forward contracts are included in risk management activities in consolidated net earnings.

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

(T)  PER COMMON SHARE AMOUNTS
     The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options not accounted for as a liability are used to purchase common shares at the average market price during the year. The Company's option plan described in note 9 results in a liability and expense for all outstanding stock options. As such, the potential common shares associated with the stock options are not included in the calculation of diluted earnings per share. The dilutive effect of other convertible securities is calculated by applying the "if-converted" method, which assumes that the securities are converted at the beginning of the period and that income items are adjusted to net earnings.


82   CANADIAN NATURAL

(U)  RECENTLY ISSUED ACCOUNTING STANDARDS UNDER CANADIAN GAAP
     Effective January 1, 2009, the Company will adopt the following new accounting standard issued by the CICA:

Goodwill and Intangible Assets
     o    Section 3064 - "Goodwill and Intangible Assets" replaces Section 3062
          - "Goodwill and Other Intangible Assets" and Section 3450 - "Research and Development Costs". In addition, EIC-27 - "Revenue and Expenditures During the Pre-operating Period" has been withdrawn. The new standard addresses when an internally generated intangible asset meets the definition of an asset. The adoption of this standard will not have a material impact on the Company's financial statements.

(V)  INTERNATIONAL FINANCIAL REPORTING STANDARDS
     In February 2008, the CICA's accounting Standards Board confirmed that Canadian publicly accountable entities will be required to adopt International Financial Reporting Standards ("IFRS") as promulgated by the international accounting Standards Board in place of Canadian GAAP effective January 1, 2011. The Company is currently assessing which accounting policies will be affected by the change to IFRS and the potential impact of these changes on its financial position and results of operations.

(W)  COMPARATIVE FIGURES
     Certain prior year figures have been reclassified to conform to the presentation adopted in 2008.



2.  CHANGES IN ACCOUNTING POLICIES
     Effective January 1, 2008, the Company adopted the following new accounting and disclosure standards issued by the CICA:
     o Section 1535 - "Capital Disclosures" requires entities to disclose their objectives, policies and processes for managing capital, as well as quantitative data about capital. The standard also requires the disclosure of any externally imposed capital requirements and compliance with those requirements. The standard does not define capital. This standard affected disclosure only and did not impact the Company's accounting for capital (note 11).
     o Section 3031 - "Inventories" replaces Section 3030 - "Inventories" and establishes new standards for the measurement of cost of inventories and expands disclosure requirements for inventories. Adoption of this standard did not have a material impact on the Company's financial statements.
     o    Section 3862 - "Financial  Instruments - Disclosure" and Section 3863
          - "Financial Instruments - Presentation" replace Section 3861 - "Financial Instruments - Disclosure and Presentation". Section 3862 enhances disclosure requirements concerning risks and requires quantitative and qualitative disclosures about exposures to risks arising from financial instruments. Section 3863 carries forward the presentation requirements from Section 3861 unchanged. These standards affected disclosures only and did not impact the Company's accounting for financial instruments (note 13).

3.   OTHER LONG-TERM ASSETS

                                                                                       2008  |            2007
     ----------------------------------------------------------------------------------------|-----------------
     Risk management (note 13)                                                 $      2,119  |     $         -
     Other                                                                               24  |              49
     ----------------------------------------------------------------------------------------|-----------------
                                                                                      2,143  |              49
     Less: current portion                                                            1,851  |              18
     ----------------------------------------------------------------------------------------|-----------------
                                                                               $        292  |     $        31
     ========================================================================================|=================

4.   PROPERTY, PLANT AND EQUIPMENT

                                               2008                   |                  2007
     -----------------------------------------------------------------|----------------------------------------
                                   Cost                           Net |     Cost                           Net
                                             Accumulated              |               Accumulated
                                               depletion              |                 depletion
                                                     and              |                       and
                                            depreciation              |              depreciation
     -----------------------------------------------------------------|----------------------------------------
     Conventional crude oil                           |
       and  natural gas
       North America           $ 36,532         $ 14,381     $ 22,151 | $ 34,195         $ 12,162     $ 22,033
       North Sea                  4,167            2,119        2,048 |    3,174            1,446        1,728
       Offshore West Africa       2,671              777        1,894 |    1,833              645        1,188
       Other                         40               14           26 |       39               14           25
     Horizon Project             12,573                -       12,573 |    8,651                -        8,651
     Midstream                      278               72          206 |      269               64          205
     Head office                    190              122           68 |      170               98           72
     -----------------------------------------------------------------|----------------------------------------
                               $ 56,451         $ 17,485     $ 38,966 | $ 48,331         $ 14,429     $ 33,902
     =================================================================|========================================

     During the year ended December 31, 2008, the Company capitalized directly attributable administrative costs of $55 million (2007 - $47 million, 2006
     - $41 million) in the North Sea and Offshore West Africa, related to exploration and development and$404 million (2007 - $312 million, 2006 - $255 million) in North America, related to the Horizon Project construction.

     During the year ended December 31, 2008, the Company capitalized $481 million (2007 - $356 million, 2006 - $196 million) in construction period interest costs related to the Horizon Project.


                                                           CANADIAN NATURAL  83

     Included in property, plant and equipment are unproved land and major development projects that are not currently subject to depletion or depreciation:

                                                                                                           2008 |          2007
     -----------------------------------------------------------------------------------------------------------|----------------
     Conventional crude oil and natural gas                                                                     |
        North America                                                                                $    2,271 |    $    2,259
        North Sea                                                                                            12 |            10
        Offshore West Africa                                                                                595 |           138
        Other                                                                                                26 |            25
     Horizon Project                                                                                     12,573 |         8,651
     -----------------------------------------------------------------------------------------------------------|----------------
                                                                                                     $   15,477 |    $   11,083
     ===========================================================================================================|================

     The Company has used the following estimated benchmark future prices ("escalated pricing") in its full cost ceiling tests for conventional crude oil and natural gas activities prepared in accordance with Canadian GAAP, as at December 31, 2008:

                                                                                                                         Average
                                                                                                                          annual
                                                                                                                        increase
                                                       2009         2010         2011         2012         2013       thereafter
     ---------------------------------------------------------------------------------------------------------------------------
     Crude oil and NGLs
     North America
        WTI at cushing (US$/bbl)                   $  53.73    $   63.41    $   69.53    $   79.59    $   92.01             2.0%
        Hardisty Heavy 12(degree) API (C$/bbl)     $  47.05    $   54.58    $   59.96    $   67.53    $   74.08             2.0%
        Edmonton Par (C$/bbl)                      $  65.35    $   72.78    $   79.95    $   86.57    $   94.97             2.0%
     North Sea and Offshore West Africa
        North Sea Brent (US$/bbl)                  $  51.73    $   61.37    $   67.45    $   77.47    $   89.84             2.0%
     ---------------------------------------------------------------------------------------------------------------------------
     Natural gas
     North America
        Henry Hub Louisiana (US$/mmbtu)            $   6.30    $    7.32    $    7.56    $    8.49    $    9.74             2.0%
        AECO (C$/mmbtu)                            $   6.82    $    7.56    $    7.84    $    8.38    $    9.20             2.2%
        Huntingdon/Sumas (C$/mmbtu)                $   6.82    $    7.56    $    7.84    $    8.38    $    9.20             2.2%
     ===========================================================================================================================


84   CANADIAN NATURAL

5.   Long-term debt

                                                                                                     2008           2007
     --------------------------------------------------------------------------------------------------------------------
     Canadian dollar denominated debt
     Bank credit facilities
        Bankers' acceptances                                                                       $   4,073    $  4,696
     Medium-term notes
        5.50% unsecured debentures due December 17, 2010                                                 400         400
        4.50% unsecured debentures due January 23, 2013                                                  400         400
        4.95% unsecured debentures due June 1, 2015                                                      400         400
     --------------------------------------------------------------------------------------------------------------------
                                                                                                       5,273       5,896
     --------------------------------------------------------------------------------------------------------------------
     US dollar denominated debt
     Senior unsecured notes
        Adjustable rate due May 27, 2009 (2008 - US$31 million, 2007 - US$62 million)                     38          61
     US dollar debt securities
        7.80% due July 2, 2008 (2008 - US$nil, 2007 - US$8 million)                                        -           8
        6.70% due July 15, 2011 (2008 - US$400 million, 2007 - US$400 million)                           490         395
        5.45% due October 1, 2012 (2008 - US$350 million, 2007 - US$350 million)                         429         346
        5.15% due February 1, 2013 (2008 - US$400 million, 2007 - US$nil)                                490           -
        4.90% due December 1, 2014 (2008 - US$350 million, 2007 - US$350 million)                        429         346
        6.00% due August 15, 2016 (2008 - US$250 million, 2007 - US$250 million)                         306         247
        5.70% due May 15, 2017 (2008 - US$1,100 million, 2007 - US$1,100 million)                      1,346       1,087
        5.90% due February 1, 2018 (2008 - US$400 million, 2007 - US$nil)                                490           -
        7.20% due January 15, 2032 (2008 - US$400 million, 2007 - US$400 million)                        490         395
        6.45% due June 30, 2033 (2008 - US$350 million, 2007 - US$350 million)                           429         346
        5.85% due February 1, 2035 (2008 - US$350 million, 2007 - US$350 million)                        429         346
        6.50% due February 15, 2037 (2008 - US$450 million, 2007 - US$450 million)                       551         445
        6.25% due March 15, 2038 (2008 - US$1,100 million, 2006 - US$1,100 million)                    1,346       1,087
        6.75% due February 1, 2039 (2008 - US$400 million, 2007 - US$nil)                                490           -
     Less - original issue discount on senior unsecured notes and US dollar                              (23)        (23)
     debt securities (1)
     --------------------------------------------------------------------------------------------------------------------
                                                                                                       7,730       5,086
     Fair value impact of interest rate swaps on US dollar debt securities (2)                            68           9
     --------------------------------------------------------------------------------------------------------------------
                                                                                                       7,798       5,095
     --------------------------------------------------------------------------------------------------------------------
     Long-term debt before transaction costs                                                          13,071       10,991
     Less: transaction costs (1) (3)                                                                     (55)        (51)
     --------------------------------------------------------------------------------------------------------------------
                                                                                                      13,016       10,940
     Less: current portion                                                                               420           -
     --------------------------------------------------------------------------------------------------------------------
                                                                                                   $  12,596    $  10,940
     ====================================================================================================================

     (1) The Company has included unamortized original issue discounts and directly attributable transaction costs in the carrying value of the outstanding debt.
     (2) The carrying value of US$350 million of 5.45% notes due October 2012 and US$350 million of 4.90% notes due December 2014 have been adjusted by $68 million (2007 - $9 million) to reflect the fair value impact of hedge accounting.
     (3) Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Bank Credit Facilities

     As at December 31, 2008, the Company had in place unsecured bank credit facilities of $6,232 million, comprised of:

     o    a $125 million demand credit facility;
     o a non-revolving syndicated credit facility of $2,350 million maturing October 2009;
     o a revolving syndicated credit facility of $2,230 million maturing June 2012;
     o a revolving syndicated credit facility of $1,500 million maturing June 2012; and
     o a (pound)15 million demand credit facility related to the Company's North Sea operations.

     During 2007, one of the revolving syndicated credit facilities was increased from $1,825 million to $2,230 million and a $500 million demand credit facility was terminated. The revolving syndicated credit facilities were also extended and now mature June 2012. Both facilities are extendible annually for one year periods at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal will be repayable on the maturity date. Borrowings under these facilities can be made by way of Canadian dollar and US dollar bankers' acceptances, and LIBOR, US Base Rate And Canadian Prime Loans.

     In Conjunction with the closing of the acquisition of Anadarko Canada Corporation ("ACC") in November 2006 (note 16), the Company executed a $3,850 million, non-revolving syndicated credit facility maturing in October 2009. In March 2007, $1,500 million was repaid, reducing the facility to $2,350 million. During 2009, the Company plans to fully retire this facility from its existing borrowing capacity under its other long-term bank credit facilities, which were $2,050 million at December 31, 2008,


                                                           CANADIAN NATURAL  85
     supported by cash flow from operating activities, including the commodity risk management activities. In accordance with these plans, and repayments of $420 million made subsequent to December 31, 2008 on this facility, $420 million has been classified as current.

     The  weighted  average  interest  rate  of  the  bank  credit   facilities
     outstanding at December 31, 2008, was 2.2% (2007 - 5.2%).

     In addition to the outstanding debt, letters of credit and financial guarantees aggregating $372 million, including $300 million related to the Horizon Project, were outstanding at December 31, 2008.

Medium-term Notes
     The Company has $2,600 million remaining on its outstanding $3,000 million base shelf prospectus filed in September 2007 that allows for the issue of medium-term notes in Canada until October 2009. If issued, these securities will bear interest as determined at the date of issuance.

     In December 2007, the Company issued $400 million of unsecured notes maturing December 2010, bearing interest at 5.50%. Proceeds from the Securities issued were used to repay bankers' acceptances under the Company's bank credit facilities.

     During 2007, $125 million of the 7.40% unsecured debentures due March 1, 2007 were repaid.

Senior Unsecured Notes
     The adjustable rate senior unsecured notes bear interest at 6.54%, with the final annual principal repayment of US$31 million due in May 2009. During 2008, US$31 million of the senior unsecured notes were repaid.

US Dollar Debt Securities
     In January 2008, the Company issued US$1,200 million of unsecured notes under a US base shelf prospectus, comprised of US$400 million of 5.15% unsecured notes due February 2013, US$400 million of 5.90% unsecured notes due February 2018, and US$400 million of 6.75% unsecured notes due February 2039. Proceeds from the securities issued were used to repay bankers' acceptances under the Company's bank credit facilities. After issuing these securities, the Company has US$1,800 million remaining on its outstanding US$3,000 million base shelf prospectus filed in September 2007 that allows for the issue of US dollar debt securities in the United States until October 2009. If issued, these securities will bear interest as determined at the date of issuance.

     During 2008, US$8 million of US dollar debt securities were repaid.

     In March 2007, the Company issued US$2,200 million of unsecured notes, comprised of US$1,100 million of unsecured notes maturing May 2017, and US$1,100 million of unsecured notes maturing March 2038, bearing interest at 5.70% and 6.25%, respectively. Concurrently, the Company entered into cross currency swaps to fix the Canadian dollar interest and principal repayment amounts on the entire US$1,100 million of unsecured notes due May 2017 at 5.10% and C$1,287 million (note 13). The Company also entered into a cross currency swap to fix the Canadian dollar interest and principal repayment amounts on US$550 million of unsecured notes due March 2038 at 5.76% and C$644 million (note 13). Proceeds from the securities issued were used to repay bankers' acceptances under the Company's bank credit facilities.

     During 2008, the Company terminated the interest rate swaps that had been designated as a fair value hedge of US$350 million of 5.45% unsecured notes due October 2012. Accordingly, the Company ceased revaluing the related debt from the date of termination of the interest rate swaps for subsequent changes in fair value. The fair value adjustment of $20 million at the date of termination is being amortized to interest expense over the remaining term of the debt.

     During 2007, the Company de-designated the portion of the US dollar denominated debt previously hedged against its net investment in US dollar based self-sustaining foreign operations. Accordingly, all foreign exchange (gains) losses arising each period on US dollar denominated long-term debt are now recognized in the consolidated statements of earnings.

Required Debt Repayments
     Required debt repayments are as follows:

     Year                                                             Repayment
     ---------------------------------------------------------------------------
     2009                                                         $       2,385
     2010                                                         $         400
     2011                                                         $         490
     2012                                                         $         429
     2013                                                         $         890
     Thereafter                                                   $       6,707
     ===========================================================================

     No debt repayments are reflected in the above table for $1,725 million of revolving bank credit facilities due to the extendable nature of the facilities. Should the bank credit facilities not be extended by mutual agreement of the Company and the lenders, the entire amounts due under these facilities would be due in 2012.


86   CANADIAN NATURAL

6.   OTHER LONG-TERM LIABILITIES

                                                                  2008 |          2007
     ------------------------------------------------------------------|---------------
     Asset retirement obligations                           $    1,064 |    $    1,074
     Stock-based compensation                                      171 |           529
     Risk management (note 13)                                       - |         1,474
     Other                                                         119 |           101
     ------------------------------------------------------------------|---------------
                                                                 1,354 |         3,178
     Less: current portion                                         230 |         1,617
     ------------------------------------------------------------------|---------------
                                                            $    1,124 |    $    1,561
     ==================================================================|===============

Asset Retirement Obligations
     At December 31, 2008, the Company's total estimated undiscounted costs to settle its asset retirement obligations were approximately $4,474 million (2007 - $4,426 million). Payments to settle these asset retirement obligations will occur on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average credit-adjusted risk-free interest rate of 6.7% (2007 - 6.6%; 2006 - 6.7%). A reconciliation of the discounted asset retirement obligations is as follows:

                                                                  2008 |          2007           2006
     ------------------------------------------------------------------|-------------------------------
     Balance - beginning of year                            $    1,074 |    $    1,166      $   1,112
        Liabilities incurred                                        18 |            21             26
        Liabilities acquired (note16)                                3 |             -             56
        Liabilities disposed                                         - |           (65)             -
        Liabilities settled                                        (38)|           (71)           (75)
        Asset retirement obligation accretion                       71 |            70             68
        Revision of estimates                                     (156)|            35            (21)
        Foreign exchange                                            92 |           (82)             -
     ------------------------------------------------------------------|-------------------------------
     Balance - end of year                                  $    1,064 |    $    1,074      $   1,166
     ==================================================================|===============================

Stock-based compensation
     The Company recognizes a liability for potential cash settlements under its option plan. The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

                                                                  2008 |          2007           2006
     ------------------------------------------------------------------|-------------------------------
     Balance - beginning of year                            $      529 |    $     744       $      891
        Stock-based compensation                                   (52)|          193              139
        Cash payment for options surrendered                      (207)|         (375)            (264)
        Transferred to common shares                               (76)|          (91)            (101)
        Capitalized to Horizon Project                             (23)|           58               79
     ------------------------------------------------------------------|-------------------------------
     Balance - end of year                                         171 |          529              744
     Less: current portion                                         159 |          390              611
     ------------------------------------------------------------------|-------------------------------
                                                            $       12 |    $     139       $      133
     ==================================================================|===============================

7.   EMPLOYEE FUTURE BENEFITS

     In connection with the acquisition of ACC, the Company assumed obligations to provide defined contribution pension benefits to certain ACC employees continuing their employment with the Company, and defined benefit pension and other post-retirement benefits to former ACC employees, under registered and unregistered pension plans.

     The estimated future cost of providing defined benefit pension and other post-retirement benefits to former ACC employees is actuarially determined using management's best estimates of demographic and financial assumptions. The discount rate of 7.0% (2007 - 5.5%) used to determine accrued benefit obligations is based on a year-end market rate of interest for high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. Company contributions to the defined contribution plan are expensed as incurred.

     The benefit obligation under the registered pension plan at December 31, 2008 was $27 million (2007 - $32 million). As required by government regulations, the Company has set aside funds with an independent trustee to meet these benefit obligations. As at december 31, 2008, these plan assets had a fair value of $34 million (2007 - $47 million). The unregistered pension plan and other post-retirement benefits are unfunded and have a benefit obligation of $9 million at December 31, 2008 (2007 - $10 million).


                                                           CANADIAN NATURAL  87

8.   TAXES

Taxes Other Than Income Tax

                                                                2008 |            2007            2006
     ----------------------------------------------------------------|----------------------------------
        Current PRT expense                               $      210 |     $        97       $     196
        Deferred PRT (recovery) expense                          (67)|              44              37
        Provincial capital taxes and surcharges                   35 |              24              23
     ----------------------------------------------------------------|----------------------------------
                                                          $      178 |     $       165       $     256
     ================================================================|==================================

Income Tax

     The provision for income tax is as follows:

                                                                2008 |            2007            2006
     ----------------------------------------------------------------|----------------------------------
        Current income tax - North America                $       33 |      $       96       $     143
        Current income tax - North Sea                           340 |             210              30
        Current income tax - Offshore West Africa                128 |              74              49
     ----------------------------------------------------------------|----------------------------------
     Current income tax expense                                  501 |             380             222
     Future income tax expense (recovery)                      1,607 |            (456)            652
     ----------------------------------------------------------------|----------------------------------
     Income tax expense (recovery)                        $    2,108 |      $      (76)      $     874
     ================================================================|==================================


     The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the difference are as follows:

                                                                2008 |            2007           2006
     ----------------------------------------------------------------|-----------------------------------
     Canadian statutory income tax rate                         29.8%|            32.5%          34.9%
     ----------------------------------------------------------------|-----------------------------------
     Income tax provision at statutory rate               $    2,166 |      $      877       $  1,275
     Effect on income taxes of:                                      |
        Non-deductible portion of Canadian crown                     |
          payments                                                 - |               -            131
        Canadian resource allowance                                - |               -           (129)
        Deductible UK petroleum revenue tax                      (72)|             (71)           (82)
        Foreign and domestic tax rate differentials               (5)|             (25)             6
        North America income tax rate and other                      |
          legislative changes                                    (19)|            (864)          (438)
        UK income tax rate changes                                 - |               -            110
        Cote d'Ivoire income tax rate changes                    (22)|               -            (67)
        Non-taxable portion of foreign exchange loss                 |
        (gain)                                                   127 |             (96)             5
        Stock options exercised in shares                          6 |              63             35
        Other                                                    (73)|              40             28
     ----------------------------------------------------------------|-----------------------------------
     Income tax expense (recovery)                        $    2,108 |      $      (76)      $    874
     =================================================================|==================================

     The following table summarizes the temporary differences that give rise to the net future income tax asset and liability:


                                                                                  2008 |           2007
     ----------------------------------------------------------------------------------|-----------------
     Future income tax liabilities
        Property, plant and equipment                                       $    6,303 |     $    5,695
        Timing of partnership items                                              1,276 |          1,288
        Unrealized foreign exchange gain on long-term debt                          13 |            199
        Unrealized risk management activities                                      651 |              -
        Other                                                                        - |             55
     Future income tax assets                                                          |
        Asset retirement obligations                                              (372)|           (380)
        Loss carryforwards for income tax                                          (62)|           (104)
        Stock-based compensation                                                   (38)|           (125)
        Unrealized risk management activities                                        - |           (399)
        Other                                                                       (7)|              -
     Deferred petroleum revenue tax                                                (43)|             20
     ----------------------------------------------------------------------------------|-----------------
     Net future income tax liability                                             7,721 |          6,249
     Less: current portion of future income tax liability (asset)                  585 |           (480)
     ----------------------------------------------------------------------------------|-----------------
     Future income tax liability                                            $    7,136 |     $    6,729
     ==================================================================================|=================

     During 2008, substantively enacted or enacted income tax rate changes resulted in a reduction of future income tax liabilities of approximately $19 million in British Columbia and approximately $22 million in Cote d'Ivoire.

     During 2007,  substantively  enacted or enacted  income tax rate and other
     legislative   changes  resulted  in  a  reduction  of  future  income  tax liabilities of approximately $864 million in North America.


88   CANADIAN NATURAL

     During 2006, enacted income tax rate changes resulted in a reduction of future income tax liabilities of approximately $438 million in North America, an increase of future income tax liabilities of approximately $110 million in the UK North Sea and a reduction of future income tax liabilities of approximately $67 million in Cote d'Ivoire.

     During 2003, the Canadian Federal Government enacted legislation to phase in changes to the taxation of resource income by 2007. The legislation reduced the corporate income tax rate on resource income to 21%, the deduction for resource allowance was phased out and a deduction for actual crown royalties paid was phased in. Subsequently, as a result of enacted income tax rate changes in 2007, the Canadian Federal corporate income tax rate is being reduced from 21% in 2007 to 15% in 2012.

9.   SHARE CAPITAL

Authorized
     200,000 Class 1 preferred shares with a stated value of $10.00 each.

     Unlimited number of common shares without par value.

Issued

                                                      2008                     |          2007
     --------------------------------------------------------------------------|----------------------------------
     Common shares                               Number of              Amount |      Number of            Amount
                                                    shares                     |         shares
                                                (thousands)                    |    (thousands)
     --------------------------------------------------------------------------|----------------------------------
     Balance - beginning of year                   539,729         $     2,674 |        537,903        $    2,562
     Issued upon exercise of stock options           1,262                  18 |          1,826                21
     Previously recognized liability on                                        |
        stock options exercised for common shares        -                  76 |              -                91
     --------------------------------------------------------------------------|----------------------------------
     Balance - end of year                         540,991         $     2,768 |        539,729        $    2,674
     ==========================================================================|==================================

Normal Course Issuer Bid
     The Company did not renew the Normal Course Issuer Bid during 2008. During 2007 and 2008, the Company did not purchase any common shares for cancellation (2006 - 485,000 common shares were purchased at an average price of $57.33 per common share for a total cost of $28 million).

Dividend Policy
     The Company has paid regular quarterly dividends in January, April, July and October of each year since 2001. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change.

     In March 2009, the Board of Directors set the Company's regular quarterly dividend at $0.105 per common share (2008 - $0.10 per common share, 2007 - $0.085 per common share).

Stock Options
     The Company's Option Plan provides for granting of stock options to employees. Stock options granted under the option plan have terms ranging from five to six years to expiry and vest over a five-year period. The exercise price of each stock option granted is determined at the closing market price of the common shares on the toronto Stock exchange on the day prior to the grant. Each stock option granted provides the holder the choice to purchase one common share of the Company at the stated exercise price or receive a cash payment equal to the difference between the stated exercise price and the market price of the Company's common shares on the date of surrender of the option.

     The following table summarizes information relating to stock options outstanding at December 31, 2008 and 2007:

                                                      2008                     |         2007
     --------------------------------------------------------------------------|----------------------------------
                                                                      Weighted |                         Weighted
                                                     Stock             average |          Stock           average
                                                   options            exercise |        options          exercise
                                                (thousands)              price |     (thousands)            price
     --------------------------------------------------------------------------|----------------------------------
     Outstanding - beginning of year                30,659        $      47.23 |         34,431       $     33.77
     Granted                                         7,705        $      53.38 |          7,502       $     70.03
     Surrendered for cash settlement                (3,702)       $      25.60 |         (7,249)      $     16.10
     Exercised for common shares                    (1,262)       $      14.61 |         (1,826)      $     11.71
     Forfeited                                      (2,438)       $      56.56 |         (2,199)      $     46.46
     --------------------------------------------------------------------------|----------------------------------
     Outstanding - end of year                      30,962        $      51.94 |         30,659       $     47.23
     --------------------------------------------------------------------------|----------------------------------
     Exercisable - end of year                       8,809        $      44.58 |          7,640       $     30.00
     ==========================================================================|==================================


                                                          CANADIAN NATURAL   89

     The range of exercise prices of stock options outstanding and exercisable at December 31, 2008 was as follows:

                                          Stock options outstanding                    Stock options exercisable
     --------------------------------------------------------------------------------------------------------------
                                                    Weighted
                                         Stock       average         Weighted                Stock         Weighted
                                       options     remaining          average              options          average
                                   outstanding          term         exercise          exercisable         exercise
     Range of exercise prices       (thousands)       (years)           price           (thousands)           price
     ---------------------------------------------------------------------------------------------------------------
     $11.83 - $19.99                     2,909          0.51      $     16.44                1,918       $    16.13
     $20.00 - $29.99                     3,023          1.30      $     25.57                1,454       $    25.42
     $30.00 - $39.99                       865          1.66      $     33.27                  397       $    33.30
     $40.00 - $49.99                     6,845          5.01      $     46.37                  203       $    46.29
     $50.00 - $59.99                     5,001          2.75      $     58.06                1,860       $    57.93
     $60.00 - $69.99                     4,884          3.15      $     61.54                1,762       $    61.60
     $70.00 - $79.99                     6,526          4.20      $     70.76                1,215       $    70.67
     $80.00 - $89.99                         -             -      $         -                    -       $        -
     $90.00 - $92.50                       909          5.53      $     92.50                    -       $        -
     ---------------------------------------------------------------------------------------------------------------
                                        30,962          3.32      $     51.94                8,809       $    44.58
     ===============================================================================================================


10.  ACCUMULATED OTHER COMPREHENSIVE INCOME

     The components of accumulated other comprehensive income, net of taxes, were as follows:

                                                                                              2008 |           2007
     ----------------------------------------------------------------------------------------------|-----------------
     Derivative financial instruments designated as cash flow hedges                      $    119 |     $      101
     Foreign currency translation adjustment                                                   143 |            (29)
     ----------------------------------------------------------------------------------------------|-----------------
                                                                                          $    262 |     $       72
     ==============================================================================================|=================

     During the next twelve months, $19 million is expected to be reclassified to net earnings from accumulated other comprehensive income.

     During 2008, the Company determined that its operations in Offshore West Africa were now operationally and financially independent and the current rate method of translation was adopted for translation of the financial statements of the Offshore West African subsidiaries. This change has been applied prospectively. The impact of this change was to increase assets by $32 million, decrease liabilities by $4 million and increase accumulated other comprehensive income by $36 million.

11.  CAPITAL DISCLOSURES

     As required by Canadian GAAP, effective January 1, 2008, the Company must provide certain disclosures regarding its objectives, policies and processes for managing capital, as well as provide certain quantitative data about capital. As the Company does not have any externally imposed regulatory capital requirements, for the purposes of this disclosure, the Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined each reporting date.

     The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived non-GAAP financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt divided by the sum of the carrying value of shareholders' equity plus current and long-term debt. The Company aims over time to maintain its debt to book capitalization ratio in the range of 35% to 45%. However, the Company may exceed the high end of such target range if it is investing in capital projects, undertaking acquisitions, or in periods of lower commodity prices. The Company may be below the low end of the target range when cash flow from operating activities is greater than current investment activities. The ratio is currently near the midpoint of the target range at 41% including the impact of capital spending on the Horizon Project.

     Readers are cautioned that as the debt to book capitalization ratio has no defined meaning under GAAP, this financial measure may not be comparable to similar measures provided by other reporting entities. Further, there can be no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure at some point in the future.

                                                                                              2008 |          2007
     ----------------------------------------------------------------------------------------------|-----------------
     Long-term debt (1)                                                                $    13,016 |     $  10,940
     Total shareholders' equity                                                        $    18,374 |     $  13,321
     Debt to book capitalization                                                               41% |           45%
     ==============================================================================================|=================

     (1)  Includes the current portion of long-term debt.


90   CANADIAN NATURAL

12.   NET EARNINGS PER COMMON SHARE

     (thousands of shares)                                                                 2008  |          2007             2006
     --------------------------------------------------------------------------------------------|--------------------------------
     Weighted average common shares outstanding - basic and diluted                     540,647  |       539,336          537,339
     Net earnings - basic and diluted                                              $      4,985  |    $    2,608      $     2,524
     Net earnings per common share - basic and diluted                             $       9.22  |    $     4.84      $      4.70
     ============================================================================================|================================

13.  FINANCIAL INSTRUMENTS

     The carrying values of the Company's financial instruments by category are as follows:

                                                                                                            2008
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                      Loans and                             Other
                                                                                    receivables                         financial
                                                                                             at         Held for    liabilities at
                                                                                      amortized       trading at        amortized
     Asset (liability)                                                                     cost       fair value             cost
     -----------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents                                                     $          -       $       27      $         -
     Accounts receivable                                                                  1,059                -                -
     Risk management                                                                          -            2,119                -
     Accounts payable                                                                         -                -            (383)
     Accrued liabilities                                                                      -                -          (1,802)
     Other long-term liabilities                                                              -                -            (105)
     Long-term debt (1)                                                                       -                -         (13,016)
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                   $      1,059       $    2,146      $  (15,306)
     =============================================================================================================================

     (1)  Includes the current portion of long-term debt.

                                                                                                            2007
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                      Loans and                             Other
                                                                                    receivables                         financial
                                                                                             at         Held for    liabilities at
                                                                                      amortized       trading at        amortized
     Asset (liability)                                                                     cost       fair value             cost
     -----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                      $          -       $       21      $         -
    Accounts receivable                                                                   1,143                -                -
    Accounts payable                                                                          -                -             (379)
    Accrued liabilities                                                                       -                -           (1,567)
    Risk management                                                                           -           (1,474)               -
    Other long-term liabilities                                                               -                -              (86)
    Long-term debt                                                                            -                -          (10,940)
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                   $      1,143       $   (1,453)     $   (12,972)
     =============================================================================================================================

     The carrying value of the Company's financial instruments approximates their fair value, except for fixed rate long-term debt as noted below:

                                                                                2008            |                2007
     -------------------------------------------------------------------------------------------|---------------------------------
                                                                  Carrying value     Fair value | Carrying value      Fair value
     -------------------------------------------------------------------------------------------|---------------------------------
     Fixed rate long-term debt (1)                                $        8,943     $    7,649 | $        6,244      $    6,259
     ===========================================================================================|=================================

     (1) The carrying value of US$350 million of 5.45% notes due October 2012, and US$350 million of 4.90% notes due December 2014, have been adjusted by $68 million (2007 - $9 million) to reflect the fair value impact of hedge accounting.


                                                          CANADIAN NATURAL   91

Risk Management

     The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

                                                                                 2008 |                2007
     ---------------------------------------------------------------------------------|---------------------
     Asset (liability)                                                           Risk |                Risk
                                                                           management |          management
                                                                       mark-to-market |      mark-to-market
     ---------------------------------------------------------------------------------|---------------------
     Balance - beginning of year                                         $     (1,474)|        $        128
     Retained earnings effect of adoption of financial                                |
     instruments standards                                                          - |                  14
     Net cost of outstanding put options                                          297 |                  58
     Net change in fair value of outstanding derivative                               |
     financial instruments attributable to:                                           |
        Risk management activities                                              3,090 |              (1,400)
        Interest expense                                                           60 |                   9
        Foreign exchange                                                          449 |                (350)
        Other comprehensive income                                                 18 |                 125
        Settlement of interest rate swaps                                         (20)|                   -
     ---------------------------------------------------------------------------------|---------------------
                                                                                2,420 |              (1,416)
     Add:  put premium financing obligations (1)                                 (301)|                 (58)
     ---------------------------------------------------------------------------------|---------------------
     Balance - end of year                                                      2,119 |              (1,474)
     Less:  current portion                                                     1,851 |              (1,227)
     ---------------------------------------------------------------------------------|---------------------
                                                                         $        268 |        $       (247)
     =================================================================================|=====================

     (1) The Company has negotiated payment of put option premiums with various counterparties at the time of actual settlement of the respective options. These obligations have been reflected in the net risk management asset (liability).

     Net (gains) losses from risk management activities for the years ended December 31 were as follows:

                                                                   2008 |            2007               2006
------------------------------------------------------------------------|------------------------------------
Net realized risk management loss                           $     1,860 |     $       162      $       1,325
Net unrealized risk management (gain) loss                       (3,090)|           1,400             (1,013)
------------------------------------------------------------------------|------------------------------------
                                                            $    (1,230)|     $     1,562      $         312
========================================================================|====================================

Financial risk Factors
a)   Market risk
     Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.

Commodity price risk management
     The Company uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production. At December 31, 2008, the Company had the following net derivative financial instruments outstanding to manage its commodity price exposures:

                                           Remaining term             Volume    Weighted average price    Index
     -----------------------------------------------------------------------------------------------------------
     Crude oil
     Crude oil price collars          Jan 2009 - Dec 2009       25,000 bbl/d      US$70.00 - US$111.56      WTI
                                      Apr 2009 - Jun 2009        4,000 bbl/d       US$70.00 - US$90.00      WTI
     -----------------------------------------------------------------------------------------------------------
     Crude oil puts                   Jan 2009 - Dec 2009       92,000 bbl/d                 US$100.00      WTI
     ===========================================================================================================

     The net cost of outstanding put options of US$242 million will be settled in 2009.

                                           Remaining term             Volume    Weighted average price    Index
     -----------------------------------------------------------------------------------------------------------
     Natural gas
     Natural gas price collars (1)      Jan 2009 - Mar 2009     500,000 GJ/d           C$6.00 - C$8.63      AECO
     ===========================================================================================================

     (1) Subsequent to December 31, 2008, the Company entered into 220,000 GJ/d of C$6.00 - C$8.00 natural gas AECO collars for the period January to December 2010.

     The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

     There were no commodity derivative financial instruments designated as hedges at December 31, 2008.

     In addition to the derivative financial instruments noted above, subsequent to December 31, 2008, the Company entered into natural gas physical sales contracts for 400,000 GJ/d at an average fixed price of C$5.29 per GJ at AECO for the period April to December 2009.


92   CANADIAN NATURAL

Interest rate risk management
     The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. The interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2008, the Company had the following interest rate swap contracts outstanding:

                                                                      Amount        Fixed
                                           Remaining term        ($ millions)        rate        Floating Rate
     -----------------------------------------------------------------------------------------------------------
     Interest rate
     Swaps - fixed to floating        Jan 2009 - Dec 2014             US$350        4.90%    LIBOR (1) + 0.38%
     ===========================================================================================================

     (1)  London Interbank Offered Rate.

     All interest rate related derivative financial instruments designated as hedges at December 31, 2008 were classified as fair value hedges.

Foreign currency exchange rate risk management

     The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies in its subsidiaries and in the carrying value of its self-sustaining foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. At December 31, 2008, the Company had the following cross currency swap contracts outstanding:

                                                                         Exchange     Interest     Interest
                                                            Amount           rate         rate         rate
                                      Remaining Term    ($millions)       (US$/C$)        (US$)         (C$)
-------------------------------------------------------------------------------------------------------------
Cross currency
Swaps                            Jan 2009 - Aug 2016       US$250           1.116        6.00%         5.40%
                                 Jan 2009 - May 2017     US$1,100           1.170        5.70%         5.10%
                                 Jan 2009 - Mar 2038       US$550           1.170        6.25%         5.76%
=============================================================================================================

     All cross currency swap derivative financial instruments designated as hedges at December 31, 2008 were classified as cash flow hedges.

     In addition to the cross currency swap contracts noted above, the Company periodically utilizes foreign currency forward contracts to manage certain foreign currency cash management requirements. At December 31, 2008, the Company had US$408 million of these contracts outstanding, with terms of approximately 30 days or less.

Financial instrument sensitivities
     As required by Canadian GAAP, effective January 1, 2008, the Company must provide certain quantitative sensitivities related to its financial instruments, which are prepared on a different basis than those sensitivities currently disclosed in the Company's other continuous disclosure documents. The following table summarizes the annualized sensitivities of the Company's net earnings and other comprehensive income to changes in the fair value of financial instruments outstanding as at December 31, 2008, resulting from changes in the specified variable, with all other variables held constant. These sensitivities are limited to the impact of changes in a specified variable applied to financial instruments only and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally can not be extrapolated because the relationship of a change in an assumption to the change in fair value may not be linear.

                                                                                            Impact on other
                                                                          Impact on           comprehensive
                                                                       net earnings                  income
     -------------------------------------------------------------------------------------------------------
     Commodity price risk
        Increase WTI US$1.00/bbl                                      $         (32)      $               -
        Decrease WTI US$1.00/bbl                                      $          32       $               -
        Increase AECO C$0.10/mcf                                      $          (1)      $               -
        Decrease AECO C$0.10/mcf                                      $           1       $               -
     Interest rate risk
     Increase interest rate 1%                                        $         (32)      $             (27)
        Decrease interest rate 1%                                     $          32       $              33
     Foreign currency exchange rate risk
        Increase exchange rate by US$0.01                             $         (35)      $               -
        Decrease exchange rate by US$0.01                             $          35       $               -
     =======================================================================================================


                                                          CANADIAN NATURAL   93

b)   Credit risk

     Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.

Counterparty credit risk management
     The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2008, substantially all of the Company's accounts receivables were due within normal trade terms.

     The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions and other entities. At December 31, 2008, the Company had net risk management assets of $2,119 million (December 31, 2007 - $20 million) with specific counterparties related to derivative financial instruments. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

c)   Liquidity Risk
     Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.

     Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, and access to debt capital markets, to meet obligations as they become due. Due to fluctuations in the timing of the receipt and/or disbursement of operating cash flows, the Company believes it has adequate bank credit facilities to provide liquidity.

     The maturity dates for financial liabilities are as follows:

                                           Less than 1           1 to less           2 to less
                                                  year        than 2 years        than 5 years         Thereafter
------------------------------------------------------------------------------------------------------------------
     Accounts payable                    $         383       $           -      $            -      $           -
     Accrued liabilities                 $       1,802       $           -      $            -      $           -
     Other long-term liabilities         $          86       $          18      $            1      $           -
     Long-term debt (1)                  $       2,385       $         400      $        1,809      $       6,707
==================================================================================================================

     (1) The long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs. No debt repayments are reflected for $1,725 million of revolving bank credit facilities due to the extendable nature of the facilities.

14.  COMMITMENTS AND CONTINGENCIES

     The Company has committed to certain payments as follows:

                                 2009           2010           2011          2012           2013       thereafter
-----------------------------------------------------------------------------------------------------------------
Product transportation
   and pipeline              $    219      $     184      $     159      $    133     $      124      $    1,175
Offshore equipment
   operating leases          $    175      $     145      $     144      $    116     $      117      $      398
Offshore drilling            $    251      $      62      $       -      $      -     $        -      $        -
Asset retirement
   obligations (1)           $      6      $       7      $       6      $      6     $        6      $    4,443
Office leases                $     25      $      29      $      23      $      2     $        2      $        1
Other                        $    321      $     180      $      17      $     12     $        8      $       19
=================================================================================================================

     (1) Amounts represent management's estimate of the future undiscounted payments to settle asset retirement obligations related to resource properties, facilities, and production platforms, based on current legislation and industry operating practices. Amounts disclosed for the period 2009 - 2013 represent the minimum required expenditures to meet these obligations. Actual expenditures in any particular year may exceed these minimum amounts.

     The Company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. In addition, the Company is subject to certain contractor construction claims related to the Horizon Project. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.


94   CANADIAN NATURAL

15.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Changes in non-cash working capital were as follows:

                                                                           2008         2007           2006
------------------------------------------------------------------------------------------------------------
Decrease (increase) in non-cash working capital
Accounts receivable and other                                        $      111   $      334     $     (116)
Accounts payable                                                             (4)        (456)           157
Accrued liabilities                                                         (15)        (402)          (582)
------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital                               $       92   $     (524)    $     (541)
------------------------------------------------------------------------------------------------------------
Relating to:
Operating activities                                                 $     (189)  $     (346)    $     (679)
Financing activities                                                         46            8             37
Investing activities                                                        235         (186)            101
------------------------------------------------------------------------------------------------------------
                                                                     $       92   $     (524)    $     (541)

============================================================================================================
Other cash flow information:                                               2008         2007           2006
------------------------------------------------------------------------------------------------------------
Interest paid                                                        $      574   $      556     $      262
Taxes paid                                                           $      558   $      418     $      703
============================================================================================================

16.  BUSINESS COMBINATIONS

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

     The acquisition was accounted for using the purchase method. Operating results from ACC have been consolidated with the results of the Company effective from November 2, 2006, the date of acquisition, and are reported in the North America segment. The allocation of the net purchase price to assets acquired and liabilities assumed based on their fair values was as follows:

                                                                                           November 2, 2006
-------------------------------------------------------------------------------------------------------------
Net purchase price:
      Net cash consideration (1)                                                               $      4,641
-------------------------------------------------------------------------------------------------------------
Net purchase price allocated as follows:
      Non-cash working capital deficit assumed and other                                       $       (105)
      Property, plant and equipment                                                                   6,249
      Long-term debt                                                                                     (9)
      Asset retirement obligation                                                                       (56)
      Future income tax                                                                              (1,438)
-------------------------------------------------------------------------------------------------------------
                                                                                               $      4,641
=============================================================================================================

     (1) Net cash consideration was reduced by $88 million to reflect the settlement of US dollar forward contracts designated as hedges of the ACC purchase price.



                                                          CANADIAN NATURAL   95

17.  SEGMENTED INFORMATION

     The Company's conventional crude oil and natural gas activities are conducted in three geographic segments: North America, North Sea and Offshore West Africa. These activities include the exploration, development, production and marketing of conventional crude oil, natural gas liquids and natural gas.

     The Company's Horizon Project is a separate segment from conventional crude oil and natural gas activities as the bitumen will be recovered through mining operations. There are currently no revenues for this project and all directly related expenditures have been capitalized.

     Midstream activities include the Company's pipeline operations and an electricity co-generation system. Activities that are not included in the above segments are reported in the segmented information as other. Inter-segment eliminations include internal transportation, electricity charges and natural gas sales.

                                                               Conventional Crude Oil and Natural Gas
                        ------------------------------------------------------------------------------------------------------------
                                        North America                          North Sea                       Offshore West Africa
-------------------------------------|-----------------------------------|-----------------------------------|----------------------
                                2008 |      2007        2006        2008 |       2007       2006        2008 |     2007        2006
-------------------------------------|-----------------------------------|-----------------------------------|----------------------
     Segmented revenue     $  13,496 | $  10,149   $   9,066    $  1,769 |   $  1,597    $ 1,616     $   944 |  $   776    $    950
     Less: royalties          (1,876)|    (1,318)     (1,203)         (4)|         (3)        (3)       (143)|      (70)        (39)
-------------------------------------|-----------------------------------|-----------------------------------|----------------------
     Revenue, net of                 |                                   |                                   |
     royalties                11,620 |     8,831       7,863       1,765 |      1,594      1,613         801 |      706         911
-------------------------------------|-----------------------------------|-----------------------------------|----------------------
     Segmented                       |                                   |                                   |
     expenses                        |                                   |                                   |
     Production                1,881 |     1,642       1,436         457 |        432        390         102 |       94         106
     Transportation                  |                                   |                                   |
     and blending              1,975 |     1,595       1,465          10 |         16         15           1 |        1           1
     Depletion,                      |                                   |                                   |
       depreciation                  |                                   |                                   |
       and                           |                                   |                                   |
       amortization            2,236 |     2,350       1,897         317 |        340        297         132 |      165         189
     Asset retirement                |                                   |                                   |
       obligation                    |                                   |                                   |
       accretion                  42 |        38          35          27 |         30         31           2 |        2           2
     Realized risk                   |                                   |                                   |
       management                    |                                   |                                   |
       activities              1,861 |       129       1,022         (1) |         33        303           - |        -           -
-------------------------------------|-----------------------------------|-----------------------------------|----------------------
     Total segmented                 |                                   |                                   |
       expenses                7,995 |     5,754       5,855         810 |        851      1,036         237 |      262         298
-------------------------------------|-----------------------------------|-----------------------------------|----------------------
     Segmented                       |                                   |                                   |
       earnings                      |                                   |                                   |
       before the                    |                                   |                                   |
       following            $  3,625 |  $  3,077   $   2,008    $    955 |   $    743    $   577     $   564 |  $   444    $    613
-------------------------------------|-----------------------------------|-----------------------------------|----------------------
     Non-segmented expenses
     Administration
     Stock-based compensation (recovery) expense
     Interest, net
     Unrealized risk management activities
     Foreign exchange loss (gain)
------------------------------------------------------------------------------------------------------------------------------------
     Total non-segmented expenses
------------------------------------------------------------------------------------------------------------------------------------
     Earnings before taxes
     Taxes other than income tax
     Current income tax expense
     Future income tax expense (recovery)
------------------------------------------------------------------------------------------------------------------------------------
     Net earnings
====================================================================================================================================

Capital Expenditures

                                                        2008                     |                       2007
                                 ------------------------------------------------|----------------------------------------------
                                                      Non cash                   |                     Non cash
                                                      and fair                   |                     and fair
                                           Net           value      Capitalized  |            Net         value     Capitalized
                                   expenditure      changes (1)           costs  |    expenditure    changes (1)          costs
---------------------------------------------------------------------------------|----------------------------------------------
     Conventional crude oil and natural gas                                      |
        North America              $     2,344      $       (7)     $     2,337  |    $     2,428    $       52      $    2,480
        North Sea                          319            (127)             192  |            439           (77)            362
        Offshore West                      811               6              817  |            159           (11)            148
        Africa                                                                   |
        Other                                1               -                1  |              1             -               1
---------------------------------------------------------------------------------|----------------------------------------------
                                         3,475            (128)           3,347  |          3,027           (36)          2,991
     Horizon Project (2)                 3,912              10            3,922  |          3,301             -           3,301
     Midstream                               9               -                9  |              6             -               6
     Head office                            17               -               17  |             20             -              20
---------------------------------------------------------------------------------|----------------------------------------------
                                   $     7,413      $     (118)     $     7,295  |    $     6,354    $      (36)     $    6,318
=================================================================================|==============================================

     (1) Asset retirement obligations, future income tax adjustments related to differences between carrying value and tax value, and other fair value adjustments.
     (2) Net expenditures for the Horizon Project also include capitalized interest, stock-based compensation, and the impact of intersegment eliminations.

96   CANADIAN NATURAL

                                                               Inter-segment
                                                                elimination
                                     Midstream                   and other                                   Total
--------------------------------|--------------------------------|-----------------------------------|--------------------------
                           2008 |      2007      2006       2008 |      2007       2006         2008 |        2007          2006
--------------------------------|--------------------------------|-----------------------------------|--------------------------
                        $    77 |   $    74    $   72    $  (113)|   $   (53)    $  (61    $  16,173 |   $  12,543     $  11,643
                              - |         -         -          6 |         -          -       (2,017)|      (1,391)       (1,245)
--------------------------------|--------------------------------|-----------------------------------|--------------------------
                             77 |        74        72       (107)|       (53)       (61)      14,156 |      11,152        10,398
--------------------------------|--------------------------------|-----------------------------------|--------------------------
                             25 |        22        23        (14)|        (6)        (6)       2,451 |       2,184         1,949
                              - |         -         -        (50)|       (42)       (38)       1,936 |       1,570         1,443
                              8 |         8         8        (10)|         -          -        2,683 |       2,863         2,391
                              - |         -         -          - |         -          -           71 |          70            68
                              - |         -         -          - |         -          -        1,860 |         162         1,325
--------------------------------|--------------------------------|-----------------------------------|--------------------------
                             33 |        30        31        (74)|       (48)       (44)       9,001 |       6,849         7,176
--------------------------------|--------------------------------|-----------------------------------|--------------------------
                                |                                |                                   |
                        $    44 |   $    44    $   41    $   (33)|   $    (5)    $  (17)       5,155 |       4,303         3,222
--------------------------------|--------------------------------|-----------------------------------|--------------------------
                                                                                                 180 |         208           180
                                                                                                 (52)|         193           139
                                                                                                 128 |         276           140
                                                                                              (3,090)|       1,400        (1,013)
                                                                                                 718 |        (471)          122
--------------------------------|--------------------------------|-----------------------------------|--------------------------
                                                                                              (2,116)|       1,606          (432)
--------------------------------|--------------------------------|-----------------------------------|--------------------------
                                                                                               7,271 |       2,697         3,654
                                                                                                 178 |         165           256
                                                                                                 501 |         380           222
                                                                                               1,607 |        (456)          652
--------------------------------|--------------------------------|-----------------------------------|--------------------------
                                                                                           $   4,985 |   $   2,608     $   2,524
-----------------------------------------------------------------------------------------------------|--------------------------

Segmented Assets
                                                                                                2008 |        2007
-----------------------------------------------------------------------------------------------------|---------------
     Conventional crude oil and natural gas
        North America                                                                      $  24,875 |   $  23,617
        North Sea                                                                              2,638 |       1,957
        Offshore West Africa                                                                   2,013 |       1,354
        Other                                                                                     64 |          41
     Horizon Project                                                                          12,677 |       8,740
     Midstream                                                                                   315 |         333
     Head office                                                                                  68 |          72
-----------------------------------------------------------------------------------------------------|---------------
                                                                                           $  42,650 |   $  36,114
=====================================================================================================|===============

                                                          CANADIAN NATURAL   97
18.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with US GAAP except for those noted below. Certain differences arising from US GAAP disclosure requirements are not addressed.

     The   application  of  US  GAAP  would  have  the  following   effects  on
     consolidated net earnings (loss) as reported:

     (millions of Canadian dollars, except per common
     share amounts)                                                 Notes           2008 |         2007          2006
-----------------------------------------------------------------------------------------|----------------------------
     Net earnings - Canadian GAAP                                              $   4,985 |    $   2,608     $   2,524
     Adjustments                                                                         |
     Depletion, net of taxes of $2,503 million                                           |
        (2007 - $1 million, 2006 - $1 million)                       (A,D)        (6,169)|          (10)            2
     Stock-based compensation, net of taxes of $32                                       |
        million (2007 - $3 million, 2006 - $18 million)                (B)           (76)|          (22)          (40)
     Future income taxes                                               (G)           234 |         (234)             -
     Derivative financial instruments and hedging                                        |
        activities, net of taxes of $nil (2007 - $nil,                                   |
        2006 - $15 million)                                          (C,D)             - |            -           117
-----------------------------------------------------------------------------------------|----------------------------
     Net earnings (loss) before cumulative effect                                 (1,026)|        2,342         2,603
        of change in accounting policy - US GAAP                                         |
     Cumulative effect of change in accounting policy,                                   |
        net of taxes of $nil (2007 - $nil, 2006 - $3                                     |
        million)                                                       (B)             - |            -            (8)
-----------------------------------------------------------------------------------------|----------------------------
     Net earnings (loss) - US GAAP                                             $  (1,026)|    $   2,342     $   2,595
-----------------------------------------------------------------------------------------|----------------------------
     Net earnings (loss) before cumulative effect of change                              |
        in accounting policy - US GAAP per common share                                  |
        Basic                                                                  $   (1.90)|    $    4.34     $    4.84
        Diluted                                                        (F)     $   (1.90)|    $    4.32     $    4.77
-----------------------------------------------------------------------------------------|----------------------------
     Net earnings (loss) - US GAAP per common share                                      |
        Basic                                                                  $   (1.90)|    $    4.34     $    4.83
        Diluted                                                        (F)     $   (1.90)|    $    4.32     $    4.75
=========================================================================================|============================

     Comprehensive income (loss) under US GAAP would be as follows:

     (millions of Canadian dollars)                                 Notes           2008  |        2007          2006
------------------------------------------------------------------------------------------|---------------------------
     Comprehensive income - Canadian GAAP                                      $   5,175  |   $   2,534     $   2,520
     US GAAP earnings adjustments                                                 (6,011) |        (266)           71
     Derivative financial instruments and hedging                                         |
        activities, net of taxes of $nil (2007 - $nil                                     |
        million; 2006 - $394 million)                                  (C)             -  |           -           805
------------------------------------------------------------------------------------------|---------------------------
     Comprehensive income (loss) - US GAAP                                     $    (836) |   $   2,268     $   3,396
==========================================================================================|===========================

     The application of US GAAP would have the following effects on the consolidated balance sheets as reported:

                                                                                         2008
----------------------------------------------------------------------------------------------------------------------
                                                                    Notes       Canadian       Increase            US
                                                                                    GAAP      (Decrease)         GAAP
----------------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)
Current assets                                                                $    3,392      $       -     $   3,392
Property, plant and equipment                                    (A,B,D,E)        38,966         (8,551)       30,415
Other long-term assets                                                 (H)           292             55           347
----------------------------------------------------------------------------------------------------------------------
                                                                              $   42,650      $  (8,496)    $  34,154
----------------------------------------------------------------------------------------------------------------------
Current liabilities                                                    (B)    $    3,420      $     150     $   3,570
Long-term debt                                                         (H)        12,596             55        12,651
Other long-term liabilities                                            (B)         1,124             15         1,139
Future income tax                                              (A,B,D,E,G)         7,136         (2,474)        4,662
Share capital                                                                      2,768              -         2,768
Retained earnings                                                                 15,344         (6,242)        9,102
Accumulated other comprehensive income                                               262              -           262
----------------------------------------------------------------------------------------------------------------------
                                                                              $   42,650      $  (8,496)    $  34,154
======================================================================================================================

98   CANADIAN NATURAL

                                                                                    2007
---------------------------------------------------------------------------------------------------------------------
                                                                           Canadian         Increase              US
     (millions of Canadian dollars)                        Notes               GAAP        (Decrease)           GAAP
---------------------------------------------------------------------------------------------------------------------
     Current assets                                                    $      2,181      $         -      $    2,181
     Property, plant and equipment                      (A,B,D,E)            33,902               91          33,993
     Other long-term assets                                   (H)                31               51              82
---------------------------------------------------------------------------------------------------------------------
                                                                       $     36,114      $       142      $   36,256
---------------------------------------------------------------------------------------------------------------------

     Current liabilities                                      (B)      $      3,563      $        66      $    3,629
     Long-term debt                                           (H)            10,940               51          10,991
     Other long-term liabilities                              (B)             1,561               20           1,581
     Future income tax                                (A,B,D,E,G)             6,729              236           6,965
     Share capital                                                            2,674                -           2,674
     Retained earnings                                                       10,575            (231)          10,344
     Accumulated other comprehensive income                                      72                -              72
---------------------------------------------------------------------------------------------------------------------
                                                                       $     36,114      $       142      $   36,256
=====================================================================================================================

Notes:
     (A) Under Canadian full cost accounting rules, costs capitalized in each country cost centre are limited to an amount equal to the undiscounted, future net revenues from proved reserves using estimated future prices and costs, plus the carrying amount of unproved properties and major development projects (the "ceiling test") as described in note 1(H). Under the full cost method of accounting as set forth by the US Securities and exchange commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on prices and costs as at the balance sheet date ("constant dollar pricing") and are discounted at 10%. Capitalized costs and future net revenues are determined on a net of tax basis. These differences in applying the ceiling test to current and prior years resulted in the recognition of ceiling test impairments under US GAAP, which reduced property, plant and equipment by $8,697 million in 2008 (2007 - $36 million, 2006 - $40 million).

          For the year ended December 31, 2008, US GAAP net earnings would have decreased by $6,164 million, net of income taxes of $2,501 million to reflect the impact of a current year ceiling test impairment. In addition, the impact of prior ceiling test impairments would have increased US GAAP net earnings by $3 million (2007 - decreased by $4 million, 2006 - increased by $3 million), net of income taxes of $1 million (2007 - $8 million, 2006 - $2 million) to reflect the impact of lower depletion charges. The 2007 income tax effect includes the effect of enacted Canadian income tax rate changes on this item.

     (B) The Company accounts for its stock-based compensation liability under Canadian GAAP using the intrinsic value method, as described in note 1(P). Under US GAAP, effective January 1, 2006, the Company would have adopted Financial Accounting Standards Board Statement ("FAS") 123(R), which requires companies to account for all stock-based compensation liabilities using the fair value method, where fair value is measured using an option pricing model. The Company uses the Black Scholes option pricing model to determine the fair value of its stock-based compensation liability for US GAAP purposes. The previous US GAAP standard, FAS 123, required companies to account for cash settled stock-based compensation liabilities using the intrinsic value method. For the year ended December 31, 2008, US GAAP net earnings would have decreased by $76 million (2007 - $22 million, 2006 - $48 million), net of income taxes of $32 million (2007 - $3 million, 2006 - $21 million including the cumulative effect of the change in accounting policy of $8 million, net of income taxes of $3 million). The 2007 income tax effect includes the effect of enacted Canadian income tax rate changes on this item.

     (C)  Effective  January  1,  2007,  the  Company  adopted  new  accounting standards for financial instruments. The Company's accounting policies for financial instruments under Canadian GAAP are described in notes 1(Q) and 1(R). After adopting the new standards, Canadian GAAP is substantially harmonized with US GAAP as prescribed by FAS 133, "Accounting for Derivative Financial Instruments and Hedging Activities," as amended by FAS 138 and FAS 149.

          Prior to adoption of the new accounting policies, the net earnings associated with realized and unrealized hedge ineffectiveness on derivative contracts designated as cash flow hedges during the year ended December 31, 2006 would have been $29 million, net of income taxes of $15 million. Comprehensive income would have increased by $805 million as a result of recording all derivative financial instruments at fair value in accordance with US GAAP.

     (D) During 2006, under Canadian GAAP, the Company hedged the foreign currency component of the US dollar purchase price of ACC using derivative financial instruments formally designated as cash flow hedges. Under US GAAP, the foreign currency component of a business combination is not eligible for cash flow hedging, and therefore, for the year ended December 31, 2006, the $88 million after-tax gain on the derivative financial instruments would have been included in net earnings. For the year ended December 31, 2008, US GAAP net earnings would have been decreased by $8 million (2007 - $6 million, 2006 - $1 million), net of income taxes of $3 million (2007 - $7 million, 2006
          - $1 million), to reflect the impact of higher depletion charges. The 2007 income tax effect includes the effect of enacted Canadian income tax rate changes on this item.


                                                          CANADIAN NATURAL   99

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

     (F) Under Canadian GAAP, the Company is not required to include potential common shares related to stock options in the calculation of diluted earnings per share as the Company has recorded the potential settlement of the stock options as a liability. Under US GAAP FAS 128 "earnings per Share", the Company would have included potential common shares related to stock options in the calculation of diluted earnings per share. For the year ended December 31, 2008, no additional shares would have been included in the calculation of diluted earnings per share for US GAAP as the impact would have been anti-dilutive (2007 - 3,376,000 additional shares, 2006 - 8,762,000 additional shares).


     (G) Under Canadian GAAP, the effects of income tax changes are recognized when the changes are considered substantively enacted. Under US GAAP, the income tax changes would not be recognized until the changes are enacted into law. For the year ended December 31, 2007, the differences between substantively enacted and enacted tax legislation resulted in a difference in timing of the recognition of a $234 million future income tax recovery.

     (H) Effective January 1, 2007, under Canadian GAAP, debt issue costs on long-term debt must be included in the carrying value of the related debt. Under US GAAP, these items must be recorded as a deferred charge. Application of US GAAP would have resulted in the balance sheet reclassification of $55 million of debt issue costs from long-term debt to deferred charges in 2008 (2007 - $51 million). There was no difference from Canadian GAAP prior to 2007.

     (I) In September 2006, the FASB issued FAS 157 "Fair Value Measurements" effective for fiscal years beginning after November 15, 2007. The implementation date was subsequently delayed until years beginning on or after November 15, 2008 except for non financial assets and non financial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FAS 157 standardizes the meaning of "Fair Value" in all FASB statements that refer to fair value and expands disclosures about fair value measurements. The adoption of this standard did not result in a Canadian and US GAAP reconciling item.

     (J) In February 2007, the FASB issued FAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities" effective for fiscal years beginning after November 15, 2007. FAS 159 allows entities to carry most financial instruments at fair value, even if existing standards would not require this. The adoption of this standard did not result in a US GAAP reconciling item.

     (K) In December 2007, the FASB issued FAS 141(R) "Business Combinations", which replaces FAS 141 effective for fiscal years beginning after December 15, 2008. FAS 141(R) retains the purchase method of accounting and requires assets acquired and liabilities assumed in a business combination to be measured at fair value at the date of acquisition. The standard also requires acquisition-related costs and restructuring costs to be recognized separately from the business combination. This standard is to be applied prospectively to all business combinations subsequent to the effective date and does not require restatement of previously completed business combinations.

     (L)  US GAAP - Recently issued accounting standards

          During 2008, the US Securities and Exchange Commission adopted revisions to its oil and gas reporting disclosures contained in regulation S-K and regulation S-X. These revisions change the price basis for calculating oil and gas reserves from a single-day, year-end price to a monthly average price based on "first day of the month" price. These revisions will impact the reserves used in the Company's accounting for depletion and its calculation of the ceiling test under US GAAP. These revisions are effective for filings made on or after January 1, 2010, and will be applied prospectively with no retroactive restatement.



100  CANADIAN NATURAL

                              ADDITIONAL DISCLOSURE

DISCLOSURE CONTROLS AND PROCEDURES
----------------------------------

As of the end of the registrant's fiscal year ended December 31, 2008, an evaluation of the effectiveness of Canadian Natural's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(c) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") was carried out by Canadian Natural's management with the participation of Canadian Natural's principal executive officer and principal financial officer. Based upon the evaluation, Canadian Natural's principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, Canadian Natural's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING
--------------------------------------------------------------------

The required disclosure is included in the "Management's Assessment of Internal Control Over Financial Reporting" that accompanies Canadian Natural's audited consolidated financial statements for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
-----------------------------------------------------------

The required disclosure is included in the "Auditors' Report" that accompanies Canadian Natural's audited consolidated financial statements for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
----------------------------------------------------

During the fiscal year ended December 31, 2008, there were no changes in Canadian Natural's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Canadian Natural's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR
----------------------------------

None.

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

AUDIT FEES
----------

The aggregate fees billed for each of the last two fiscal years of Canadian Natural ending December 31, 2008 and December 31, 2007, for professional services rendered by PwC for the audit of its internal controls and annual consolidated financial statements in connection with statutory and regulatory filings or engagements for those fiscal years, unaudited reviews of the first, second and third quarters of its interim consolidated financial statements and audits of certain of Canadian Natural's subsidiary companies' annual financial statements were $2,685,800 for 2008 and were $2,729,315 for 2007.

AUDIT-RELATED FEES

The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ending December 31, 2008 and December 31, 2007, for audit-related services by PwC including debt covenant compliance and Crown Royalty Statements, were $156,300 for 2008 and were $164,000 for 2007. Canadian Natural's Audit Committee approved all of these audit-related services.

TAX FEES

The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ending December 31, 2008 and December 31, 2007, for professional services rendered by PwC for tax-related services related to expatriate personal tax compliance as well as other corporate tax return matters provided in 2008 were $91,500 for 2008 and were $154,459 for 2007. Canadian Natural's Audit Committee approved all of these tax-related services.

ALL OTHER FEES

The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ending December 31, 2008 and December 31, 2007 for other services were $9,500 for 2008 and were $9,440 for 2007. The fees for other services paid in 2008 related to accessing resource materials through PwC's accounting literature library. Canadian Natural's Audit Committee approved all of the noted services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
----------------------------------------------------

The Audit Committee's duties and responsibilities include the review and approval of fees to be paid to the independent auditors, scope and timing of the audit and other related services rendered by the independent auditors. The Audit

Committee also reviews and approves the independent auditor's annual audit plan, including scope, staffing, locations and reliance upon management and internal audit department prior to the commencement of the audit and reviews and approves proposed non-audit services to be provided by the independent auditors, except those non-audit services prohibited by legislation. Canadian Natural did not rely on the de minimis exemption provided by paragraph (c)(7)(i)(c) of Rule 2.01 of Regulation S-X in 2008.

OFF BALANCE SHEET ARRANGEMENTS
------------------------------

Canadian Natural does not have any off-balance sheet arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition. See page 60 of Canadian Natural's Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008, filed herewith, under the caption "Commitments and Off Balance Sheet Arrangements".

CONTRACTUAL OBLIGATIONS
-----------------------

In the normal course of business, the Company has entered into various commitments that will have an impact on the Company's future operations. These commitments primarily relate to firm commitments for gathering, processing and transmission services; operating leases relating to offshore FPSOs, drilling rigs and office space; expenditures relating to ARO; as well as long-term debt and interest payments. As at December 31, 2008, no entities were consolidated under CICA Handbook Accounting Guideline 15, "Consolidation of Variable Interest Entities". The following table summarizes the Company's commitments as at December 31, 2008:


($ millions)                              2009    2010      2011     2012     2013   Thereafter
-----------------------------------------------------------------------------------------------
Product transportation and pipeline    $   219    $ 184    $ 159   $   133   $ 124   $    1,175
Offshore equipment operating lease     $   175    $ 145    $ 144   $   116   $ 117   $      398
Offshore drilling                      $   251    $  62    $   -   $     -   $   -   $        -
Asset retirement obligations (1)       $     6    $   7    $   6   $     6   $   6   $    4,443
Long-term debt (2)                     $ 2,385    $ 400    $ 490   $   429   $ 890   $    6,707
Interest expense (3)                   $   610    $ 565    $ 543   $   490   $ 428   $    5,992
Office lease                           $    25    $  29    $  23   $     2   $   2   $        1
Other                                  $   321    $ 180    $  17   $    12   $   8   $       19
===============================================================================================

(1) Amounts represent management's estimate of the future undiscounted payments to settle ARO related to resource properties, facilities, and production platforms, based on current legislation and industry operating practices. Amounts disclosed for the period 2009 - 2013 represent the minimum required expenditures to meet these obligations. Actual expenditures in any particular year may exceed these minimum amounts.

(2) The long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs. No debt repayments are reflected for $1,725 million of revolving bank credit facilities due to the extendable nature of the facilities.

(3) Interest expense amounts represent the scheduled fixed rate and variable rate cash payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates as of December 31, 2008.

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

Board Committee Charters
------------------------

The charters of Canadian Natural's Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee are available in print at no charge to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Bruce E. McGrath, Corporate Secretary, Canadian Natural Resources Limited, 2500-855 2nd Street, S.W., Calgary, Alberta, Canada T2P 4J8. The Charter of Canadian Natural's Audit Committee is also attached as a schedule to Canadian Natural's Annual Information Form for year ending December 31, 2008, which forms part of this Form 40-F. The Annual Information Form is also available through the System for Electronic Document and Analysis and Retrieval (SEDAR) at www.sedar.com.

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

Dated this 25th day of March, 2009.

                            CANADIAN NATURAL RESOURCES LIMITED


                            By:  SIGNED "STEVE W. LAUT"
                                 ----------------------
                                 Name: Steve W. Laut
                                 Title: President and Chief Operating Officer

Documents filed as part of this report:

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------

1. Supplementary Oil & Gas Information for the fiscal year ended December 31, 2008.

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

8. Consent of GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants.

                                                                      EXHIBIT 1


                     SUPPLEMENTARY OIL & GAS INFORMATION FOR
                     THE FISCAL YEAR ENDED DECEMBER 31, 2008


SUPPLEMENTARY OIL & GAS INFORMATION (unaudited)

This supplementary crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board Statement 69 ("FAS 69"), "Disclosures about Oil and Gas Producing Activities", and where applicable is reconciled to the financial information prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

NET PROVED CRUDE OIL AND NATURAL GAS RESERVES

The Company retains qualified independent reserves evaluators to evaluate the Company's proved crude oil and natural gas reserves.

o For the year ended December 31, 2008, the reports by Sproule Associates Limited ("Sproule") covered 100% of the Company's conventional reserves.

o For the years ended December 31, 2007, 2006, and 2005 the reports by Sproule and Ryder Scott Company covered 100% of the Company's conventional reserves.

Proved crude oil and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids ("NGLs") that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following table summarizes the Company's proved and proved developed conventional crude oil and natural gas reserves, net of royalties, as at December 31, 2008, 2007, 2006, and 2005:

-------------------------------------------------------------------------------------------------------------------------------
                                                               North                North            Offshore
Crude oil and NGLs (mmbbl)                                   America                  Sea         West Africa            Total
-------------------------------------------------------------------------------------------------------------------------------
Net proved reserves Reserves, December 31, 2005                  694                  290                 134            1,118
Extensions and discoveries                                        53                    3                   -               56
Improved recovery                                                190                   26                   -              216
Purchases of reserves in place                                    26                    -                   -               26
Sales of reserves in place                                         -                    -                   -                -
Production                                                       (75)                 (22)                (13)            (110)
Revisions of prior estimates (1)                                  (1)                   2                   9               10
-------------------------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2006                                      887                  299                 130            1,316
Extensions and discoveries                                        30                    -                   -               30
Improved recovery                                                 13                    6                   -               19
Purchases of reserves in place                                     1                    -                   -                1
Sales of reserves in place                                         -                   (3)                  -               (3)
Production                                                       (77)                 (20)                (10)            (107)
Revisions of prior estimates (1)                                  66                   28                   8              102
-------------------------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2007                                      920                  310                 128            1,358
Extensions and discoveries                                        51                    -                   -               51
Improved recovery                                                 17                    6                   4               27
Purchases of reserves in place                                     -                    -                   -                -
Sales of reserves in place                                         -                    -                   -                -
Production                                                       (76)                 (17)                 (8)            (101)
Economic revisions due to prices                                  28                  (81)                  8              (45)
Revisions of prior estimates                                       8                   38                  10               56
-------------------------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2008                                      948                  256                 142            1,346
===============================================================================================================================
Net proved developed reserves
         December 31, 2005                                       402                  214                  80              696
         December 31, 2006                                       420                  214                  63              697
         December 31, 2007                                       426                  240                  70              736
         December 31, 2008                                       428                   97                 107              632
===============================================================================================================================

(1) Revisions of prior estimates for the years ended December 31, 2007 and 2006 include the impact of economic revisions due to prices.

---------------------------------------------------------------------------------------------------------------------------------
                                                                North                North            Offshore
Natural gas (bcf)                                             America                  Sea         West Africa             Total
---------------------------------------------------------------------------------------------------------------------------------
Net proved reserves
Reserves, December 31, 2005                                     2,741                   29                  72             2,842
Extensions and discoveries                                        250                    -                   -               250
Improved recovery                                                  74                    -                   -                74
Purchases of reserves in place                                  1,111                    -                   -             1,111
Sales of reserves in place                                         (1)                   -                   -                (1)
Production                                                       (433)                  (5)                 (3)             (441)
Revisions of prior estimates (1)                                  (37)                  13                 (13)              (37)
---------------------------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2006                                     3,705                   37                  56             3,798
Extensions and discoveries                                        134                    -                   -               134
Improved recovery                                                 132                    3                   -               135
Purchases of reserves in place                                     12                    -                   -                12
Sales of reserves in place                                          -                    -                   -                 -
Production                                                       (503)                  (5)                 (4)             (512)
Revisions of prior estimates (1)                                   41                   46                  12                99
---------------------------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2007                                     3,521                   81                  64             3,666
Extensions and discoveries                                        140                    -                   -               140
Improved recovery                                                  52                   (1)                  6                57
Purchases of reserves in place                                     77                    -                   -                77
Sales of reserves in place                                         (1)                   -                   -                (1)
Production                                                       (449)                  (4)                 (4)             (457)
Economic revisions due to prices                                  (19)                 (56)                  6               (69)
Revisions of prior estimates                                      202                   47                  22               271
---------------------------------------------------------------------------------------------------------------------------------
Reserves, December 31, 2008                                     3,523                   67                  94             3,684
=================================================================================================================================
Net proved developed reserves
         December 31, 2005                                      2,300                   16                  10             2,326
         December 31, 2006                                      2,934                   17                  12             2,963
         December 31, 2007                                      2,731                   58                  53             2,842
         December 31, 2008                                      2,690                   45                  89             2,824
=================================================================================================================================

(1) Revisions of prior estimates for the years ended December 31, 2007 and 2006 include the impact of economic revisions due to prices.

CAPITALIZED COSTS RELATED TO CRUDE OIL AND NATURAL GAS ACTIVITIES

                                                                          2008
-----------------------------------------------------------------------------------------------------------------------------------
                                            North             North                  Offshore
(millions of Canadian dollars)            America               Sea               West Africa             Other              Total
-----------------------------------------------------------------------------------------------------------------------------------
Proved properties                    $     34,386       $     4,155        $            2,076        $       14       $     40,631
Unproved properties                         2,271                12                       595                26              2,904
-----------------------------------------------------------------------------------------------------------------------------------
                                           36,657             4,167                     2,671                40             43,535
Less: accumulated depletion
  and depreciation                        (21,857)           (3,366)                     (777)              (14)           (26,014)
-----------------------------------------------------------------------------------------------------------------------------------
Net capitalized costs                $     14,800       $       801        $            1,894        $       26       $     17,521
===================================================================================================================================

                                                                                  2007
-----------------------------------------------------------------------------------------------------------------------------------
                                            North             North                  Offshore
(millions of Canadian dollars)            America               Sea               West Africa             Other              Total
-----------------------------------------------------------------------------------------------------------------------------------
Proved properties                    $     32,061       $     3,164        $            1,695        $       14       $     36,934
Unproved properties                         2,259                10                       138                25              2,432
-----------------------------------------------------------------------------------------------------------------------------------
                                           34,320             3,174                     1,833                39             39,366
Less: accumulated depletion
  and depreciation                        (12,213)           (1,446)                     (645)              (14)           (14,318)
-----------------------------------------------------------------------------------------------------------------------------------
Net capitalized costs                $     22,107       $     1,728        $            1,188        $       25       $     25,048
===================================================================================================================================

                                                                                  2006
-----------------------------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)              North             North                  Offshore                                Total
                                          America               Sea               West Africa             Other
-----------------------------------------------------------------------------------------------------------------------------------
Proved properties                    $     29,596       $     3,346        $            1,601        $       14       $     34,557
Unproved properties                         2,244                24                        84                24              2,376
-----------------------------------------------------------------------------------------------------------------------------------
                                           31,840             3,370                     1,685                38             36,933
Less: accumulated depletion                (9,878)           (1,341)                     (481)              (14)           (11,714)
  and depreciation
-----------------------------------------------------------------------------------------------------------------------------------
Net capitalized costs                $     21,962       $     2,029        $            1,204        $       24       $     25,219
===================================================================================================================================


COSTS INCURRED IN CRUDE OIL AND NATURAL GAS ACTIVITIES

                                                                        2008
---------------------------------------------------------------------------------------------------------------------------------
                                            North             North                 Offshore
(millions of Canadian dollars)            America               Sea              West Africa             Other             Total
---------------------------------------------------------------------------------------------------------------------------------
Property acquisitions
   Proved                            $        299      $         (7)      $               44       $         -      $        336
   Unproved                                    84                 1                        1                 -                86
Exploration                                   144                 3                        -                 1               148
Development                                 1,810               195                      772                 -             2,777
---------------------------------------------------------------------------------------------------------------------------------
Costs incurred                       $      2,337      $        192       $              817       $         1      $      3,347
=================================================================================================================================

                                                                        2007
---------------------------------------------------------------------------------------------------------------------------------
                                            North             North                 Offshore
(millions of Canadian dollars)            America               Sea              West Africa             Other             Total
---------------------------------------------------------------------------------------------------------------------------------
Property acquisitions
   Proved                            $         55      $        (38)      $                -       $         -      $         17
   Unproved                                    13                 1                        -                 -                14
Exploration                                   239                19                        -                 1               259
Development                                 2,173               380                      148                 -             2,701
---------------------------------------------------------------------------------------------------------------------------------
Costs incurred                       $      2,480      $        362       $              148       $         1      $      2,991
=================================================================================================================================


                                                                           2006
---------------------------------------------------------------------------------------------------------------------------------
                                            North             North                 Offshore
(millions of Canadian dollars)            America               Sea              West Africa             Other             Total
---------------------------------------------------------------------------------------------------------------------------------
Property acquisitions
   Proved                            $      5,627      $          -       $                1       $         -      $      5,628
   Unproved                                   910                 -                        -                 -               910
Exploration                                   238                 4                        1                11               254
Development                                 2,807               628                      133                 -             3,568
---------------------------------------------------------------------------------------------------------------------------------
Costs incurred                       $      9,582      $        632       $              135       $        11      $     10,360
=================================================================================================================================

RESULTS OF OPERATIONS FROM CRUDE OIL AND NATURAL GAS PRODUCING ACTIVITIES

The Company's results of operations from crude oil and natural gas producing activities for the years ended December 31, 2008, 2007, and 2006 are summarized in the following tables:

                                                                                  2008
--------------------------------------------------------------------------------------------------------------------------------
                                                                 North              North             Offshore
(millions of Canadian dollars)                                 America                Sea          West Africa            Total
--------------------------------------------------------------------------------------------------------------------------------
Crude oil and natural gas revenue, net of                $       8,126       $      1,731      $           801       $   10,658
  royalties and blending costs
Production                                                      (1,881)              (457)                (102)          (2,440)
Transportation                                                    (327)               (10)                  (1)            (338)
Depletion, depreciation and amortization (1)                    (9,661)            (1,564)                (132)         (11,357)
Asset retirement obligation accretion                              (42)               (27)                  (2)             (71)
Petroleum revenue tax                                                -               (143)                   -             (143)
Income tax                                                       1,128                235                 (141)           1,222
--------------------------------------------------------------------------------------------------------------------------------
Results of operations                                    $      (2,657)      $       (235)     $           423       $   (2,469)
================================================================================================================================

(1) Includes the impact of a ceiling test impairt December 31, 2008 of $8,665 million, pre-tax.

                                                                                            2007
-----------------------------------------------------------------------------------------------------------------------------
                                                                  North            North            Offshore
(millions of Canadian dollars)                                  America              Sea         West Africa           Total
-----------------------------------------------------------------------------------------------------------------------------
Crude oil and natural gas revenue, net of                  $      7,441       $    1,522      $          709       $   9,672
  royalties and blending costs
Production                                                       (1,642)            (432)                (94)         (2,168)
Transportation                                                     (335)             (16)                 (1)           (352)
Depletion, depreciation and amortization                         (2,359)            (340)               (165)         (2,864)
Asset retirement obligation accretion                               (38)             (30)                 (2)            (70)
Petroleum revenue tax                                                 -             (141)                  -            (141)
Income tax                                                         (997)            (282)               (121)         (1,400)
-----------------------------------------------------------------------------------------------------------------------------
Results of operations                                      $      2,070       $      281      $          326       $   2,677
=============================================================================================================================

                                                                                         2006
-----------------------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)                                    North            North            Offshore           Total
                                                                America              Sea         West Africa
-----------------------------------------------------------------------------------------------------------------------------
Crude oil and natural gas revenue, net of                  $      5,707       $    1,310      $          911       $   7,928
  royalties and blending costs
Production                                                       (1,436)            (390)               (106)         (1,932)
Transportation                                                     (326)             (15)                 (1)           (342)
Depletion, depreciation and amortization                         (1,894)            (297)               (189)         (2,380)
Asset retirement obligation accretion                               (35)             (31)                 (2)            (68)
Petroleum revenue tax                                                 -             (234)                  -            (234)
Income tax                                                         (706)            (172)               (172)         (1,050)
-----------------------------------------------------------------------------------------------------------------------------
Results of operations                                      $      1,310       $      171      $          441       $   1,922
=============================================================================================================================

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED CRUDE OIL AND NATURAL GAS RESERVES AND CHANGES THEREIN

The following standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using year-end sales prices and costs and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

o Future production will include production not only from proved properties, but may also include production from probable and possible reserves;
o Future production of crude oil and natural gas from proved properties will differ from reserves estimated;
o    Future production rates will vary from those estimated;
o    Future rather than year-end sales prices and costs will apply;
o Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;
o Future estimated income taxes do not take into account the effects of future exploration expenditures; and
o Future development and asset retirement obligations will differ from those estimated.

Future net revenues, development, production and restoration costs have been based upon the estimates referred to above. The following tables summarize the Company's future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FAS 69:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                          2008
-------------------------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)                                    North              North           Offshore            Total
                                                                America                Sea        West Africa
-------------------------------------------------------------------------------------------------------------------------------
Future cash inflows                                        $     51,913      $      13,681     $        6,789      $    72,383
Future production costs                                         (23,747)            (6,845)            (3,000)         (33,592)
Future development and asset retirement
  obligations                                                    (9,238)            (4,674)              (364)         (14,276)
Future income taxes                                              (3,097)            (2,011)            (1,061)          (6,169)
-------------------------------------------------------------------------------------------------------------------------------
Future net cash flows                                            15,831                151              2,364           18,346
10% annual discount for timing of future
   cash flows                                                    (6,872)               (76)            (1,011)          (7,959)
-------------------------------------------------------------------------------------------------------------------------------
Standardized measure of future net cash flows              $      8,959      $          75     $        1,353      $    10,387
===============================================================================================================================

                                                                                             2007
----------------------------------------------------------------------------------------------------------------------------------
                                                                  North               North            Offshore
(millions of Canadian dollars)                                  America                 Sea         West Africa             Total
----------------------------------------------------------------------------------------------------------------------------------
Future cash inflows                                        $     71,069       $      30,269      $        9,921       $   111,259
Future production costs                                         (23,729)             (9,316)             (2,419)          (35,464)
Future development and asset retirement
  obligations                                                    (7,938)             (4,021)               (621)          (12,580)
Future income taxes                                              (9,508)            (11,376)             (1,978)          (22,862)
----------------------------------------------------------------------------------------------------------------------------------
Future net cash flows                                            29,894               5,556               4,903            40,353
10% annual discount for timing of future
   cash flows                                                   (13,952)             (2,176)             (2,505)          (18,633)
----------------------------------------------------------------------------------------------------------------------------------
Standardized measure of future net cash flows              $     15,942       $       3,380      $        2,398       $    21,720
==================================================================================================================================

                                                                                              2006
----------------------------------------------------------------------------------------------------------------------------------
                                                                  North               North            Offshore
(millions of Canadian dollars)                                  America                 Sea         West Africa             Total
----------------------------------------------------------------------------------------------------------------------------------
Future cash inflows                                        $     63,368       $      20,815      $        7,779       $    91,962
Future production costs                                         (21,634)             (8,077)             (2,517)          (32,228)
Future development and asset retirement
  obligations                                                    (7,029)             (4,348)               (824)          (12,201)
Future income taxes                                              (9,118)             (5,623)             (1,372)          (16,113)
----------------------------------------------------------------------------------------------------------------------------------
Future net cash flows                                            25,587               2,767               3,066            31,420
10% annual discount for timing of future
   cash flows                                                   (11,214)               (956)             (1,258)          (13,428)
----------------------------------------------------------------------------------------------------------------------------------
Standardized measure of future net cash flows              $     14,373      $        1,811      $        1,808       $    17,992
==================================================================================================================================

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

(millions of Canadian dollars)                                            2008                 2007                  2006
---------------------------------------------------------------------------------------------------------------------------
Sales of crude oil and natural gas produced, net of              $       (9,679)        $     (7,150)       $       (5,635)
  production costs
Net changes in sales prices and production costs                        (14,680)               7,412                (2,420)
Extensions, discoveries and improved recovery                               820                1,429                 4,769
Changes in estimated future development costs                              (715)                (169)               (1,885)
Purchases of proved reserves in place                                       113                   39                 2,406
Sales of proved reserves in place                                            (1)                (103)                   (2)
Revisions of previous reserve estimates                                     112                2,380                    81
Accretion of discount                                                     3,468                2,760                 3,112
Changes in production timing and other                                      767                  508                (2,156)
Net change in income taxes                                                8,462               (3,378)                1,270
---------------------------------------------------------------------------------------------------------------------------
Net change                                                              (11,333)               3,728                  (460)
Balance - beginning of year                                              21,720               17,992                18,452
---------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                            $       10,387         $     21,720        $       17,992
===========================================================================================================================

                                                                      EXHIBIT 2


 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14(A) OR 15D-14
                     OF THE SECURITIES EXCHANGE ACT OF 1934


CERTIFICATION


I, Steve W. Laut, certify that:


1. I have reviewed this annual report on Form 40-F of Canadian Natural Resources Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13(a) - 15(f) and 15d -15(f)) for the issuer and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of issuer's board of directors (or persons performing the equivalent functions):

     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and


     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Dated this 25th day of March, 2009.

SIGNED " STEVE W. LAUT"
-----------------------
Steve W. Laut
President and Chief Operating Officer (Principal Executive Officer), Canadian Natural Resources Limited

                                                                      EXHIBIT 3


 CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13A-14(A) OR 15D-14
                     OF THE SECURITIES EXCHANGE ACT OF 1934


CERTIFICATION

I, Douglas A. Proll, certify that:

1. I have reviewed this annual report on Form 40-F of Canadian Natural Resources Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13(a) - 15(f) and 15d -15(f)) for the issuer and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of issuer's board of directors (or persons performing the equivalent functions):

       a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and


       b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Dated this 25th day of March, 2009.


SIGNED "DOUGLAS A. PROLL"
-----------------------------
Douglas A. Proll
Chief Financial Officer and Senior Vice-President, Finance
(Principal Financial Officer),
Canadian Natural Resources Limited

                                                                      EXHIBIT 4


      CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 1350 OF
       CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE (18 U.S.C. 1350)

In connection with the report of Canadian Natural Resources Limited (the "Company") on the Form 40-F for the fiscal year ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steve W. Laut, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



DATED this 25th day of March, 2009.


SIGNED "STEVE W. LAUT"
----------------------
Steve W. Laut
President and Chief Operating Officer (Principal Executive Officer), Canadian Natural Resources Limited

                                                                      EXHIBIT 5


      CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 1350 OF
       CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE (18 U.S.C. 1350)

In connection with the report of Canadian Natural Resources Limited (the "Company") on the Form 40-F for the fiscal year ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Douglas A. Proll, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


DATED this 25th day of March, 2009.


SIGNED "DOUGLAS A. PROLL"
-------------------------
Douglas A. Proll
Chief Operating Officer and Senior Vice-President, Finance
(Principal Financial Officer),
Canadian Natural Resources Limited

                                                                      EXHIBIT 6


    CONSENT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT CHARTERED ACCOUNTANTS


We hereby consent to (i) the inclusion in Canadian Natural Resources Limited's Annual Report on Form 40-F for the year ended December 31, 2008; and (ii) the incorporation by reference in the registration statement on Form F-9 (File No. 333-146056), of our audit report dated March 4, 2009 on the consolidated balance sheets of Canadian Natural Resources Limited as at December 31, 2008 and 2007, and the consolidated statements of earnings, shareholder's equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting of Canadian Natural Resources Limited as of December 31, 2008.


Calgary, Alberta
March 25, 2009

                                                                      EXHIBIT 7


                     CONSENT OF SPROULE ASSOCIATES LIMITED,
                  INDEPENDENT PETROLEUM ENGINEERING CONSULTANTS


We consent to the use of our report with respect to the reserves data of Canadian Natural Resources Limited incorporated by reference in its (i) Annual Report (Form 40-F) for the year ended December 31, 2008 and (ii) Registration Statement on Form F-9 (Registration No. 333-146056) filed with the Securities and Exchange Commission.


SIGNED "SPROULE ASSOCIATES LIMITED"


Calgary, Alberta
March 25, 2009

                                                                      EXHIBIT 8


                   CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.,
                 INDEPENDENT PETROLEUM ENGINEERING CONSULTANTS


We consent to the use of our report with respect to the reserves data of Canadian Natural Resources Limited incorporated by reference in its (i) Annual Report (From 40-F) for the year ended December 31, 2008 and (ii) Registration Statement on Form F-9 (Registration No. 333-146056) filed with the Securities and Exchange Commission.



SIGNED "GLJ PETROLEUM CONSULTANTS LTD."

Calgary, Alberta
March 25, 2009