Form 40-F/A
period 2009-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2010-04-30
CIK 1017413

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F/A
(AMENDMENT N0. 1)

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

Title of Each Class:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form	[ ] Audited annual financial statements

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

Yes [ ]	No [ ]

EXPLANATORY NOTE

This Amendment to the Registrant’s Annual Report on Form 40-F filed on April 1, 2010 for the fiscal year ended December 31, 2009 (the “Original Filing”), is being filed for the purpose of amending Canadian Natural’s Annual Information Form for the year ended December 31, 2009, in order to make a correction in a table on page 41 in the Probable Forecast Price Case coluumn for the year 2017 and a summation correction in that table in the Thereafter 2020 row.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was filed.  The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

Principal Document

The following document has been filed as part of this Amendment to the Annual Report on Form 40-F, starting on the following page:

A.	Annual Information Form

Annual Information Form of Canadian Natural Resources Limited (“Canadian Natural”) for the year ended December 31, 2009.

AMENDED

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

The main operating subsidiaries and partnerships of the Company, percentage of voting securities owned either directly or indirectly, and their jurisdictions of incorporation are as follows:

	Jurisdiction of Incorporation	% Ownership
Subsidiary
CanNat Energy Inc.	Delaware	100
CNR (ECHO) Resources Inc.	Alberta	100
CNR International (U.K.) Investments Limited	England	100
CNR International (U.K.) Limited	England	100
CNR International Côte d’Ivoire SARL	Côte d’Ivoire	100
CNR International (Olowi) Limited	Bahamas	100
Horizon Construction Management Ltd.	Alberta	100
Partnership
Canadian Natural Resources	Alberta	100
Canadian Natural Resources Northern Alberta Partnership	Alberta	100
Canadian Natural Resources 2005 Partnership	Alberta	100

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

10.
The estimated total development capital costs, net to the Company, necessary to develop the reported reserves, excluding abandonment and reclamation cost associated with existing assets, are as follows:

	Proved		Probable
(C$millions)	12-Month Average Price Case	Forecast Price Case	12-Month Average Price Case	Forecast Price Case
2010	2,003	2,033	298	292
2011	2,250	2,382	1,578	1,615
2012	1,868	2,028	2,616	2,735
2013	1,711	1,907	3,552	3,832
2014	1,173	1,331	3,155	3,419
2015	941	1,115	1,557	1,727
2016	1,023	1,200	1,369	1,551
2017	736	894	285	331
2018	564	704	309	346
2019	575	701	283	341
2020	533	655	273	376
Thereafter	8,832	15,742	5,226	6,855

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

SIGNATURES
Pursuant to the requirements of the Exchange Act, Canadian Natural certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED

By:	SIGNED “STEVE W. LAUT”
Name: Steve W. Laut
Title: President
Date: April 29, 2010

The following documents have been filed as part of this Amendment to the Annual Report on Form 40-F as Exhibits hereto:

EXHIBIT INDEX

Exhibit No.                            Description

1.*	Supplementary Oil & Gas Information for the fiscal year ended December 31, 2009.

2.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

3.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

4.*	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

5.*	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

6.*	Consent of PricewaterhouseCoopers LLP, independent chartered accountants.

7.*	Consent of Sproule Associates Limited, independent petroleum engineering consultants.

8.*	Consent of GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants.

*	Previously filed.