Form 40-F/A
period 2012-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2013-11-01
CIK 1017413

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F/A
(AMENDMENT NO. 1)

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
Title of Each Class:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ X ] Audited annual financial statements

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

EXPLANATORY NOTE

This Amendment to the Registrant’s Annual Report on Form 40-F filed on March 28, 2013 for the fiscal year ended December 31, 2012 (the “Original Filing”), is being filed to include the signature of the Registrant’s independent auditor, PricewaterhouseCoopers LLP, in the independent auditor’s report dated March 6, 2013, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of the Registrant and the signatures of the Registrant's directors in the consolidated balance sheets of the Registrant, which signatures were inadvertently omitted from the Original Filing.

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

Dated this 31st day of October, 2013.

CANADIAN NATURAL RESOURCES LIMITED

By:	SIGNED “STEVE W. LAUT”
Name: Steve W. Laut
Title: President

Documents filed as part of this report:

EXHIBIT INDEX

Exhibit No.	Description

1.*	Supplementary Oil & Gas Information for the fiscal year ended December 31, 2012.

2.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

3.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

4.	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

5.	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

6.	Consent of PricewaterhouseCoopers LLP, Independent Chartered Accountants.

7.*	Consent of Sproule Associates Limited, Independent Petroleum Engineering Consultants.

8.*	Consent of Sproule International Limited, Independent Petroleum Engineering Consultants.

9.*	Consent of GLJ Petroleum Consultants Ltd., Independent Petroleum Engineering Consultants.

* Previously filed.