Form 40-F
period 2013-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2014-03-25
CIK 1017413

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

[   ]  Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

[X]  Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013	Commission File Number: 333-12138

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
1,087,321,664 Common Shares outstanding as of December 31, 2013

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

Yes _____	No _____

This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration Statement on Form F-10 (File No. 333-191876) under the Securities Act of 1933 as amended.

All dollar amounts in this Annual Report on Form 40-F are expressed in Canadian dollars.  As of March 21, 2014, the noon buying rate for Canadian Dollars as expressed by the Federal Reserve Bank of New York was US$1.00 equals C$1.1191.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, starting on the following page:

A.	Annual Information Form

Annual Information Form of Canadian Natural Resources Limited (“Canadian Natural”) for the year ended December 31, 2013.

B.	Audited Annual Financial Statements

Canadian Natural’s audited consolidated financial statements for the years ended December 31, 2013 and 2012, including the auditor’s report with respect thereto.

C.	Management’s Discussion and Analysis

Canadian Natural’s Management’s Discussion and Analysis for the year ended December 31, 2013.

Supplementary Oil & Gas Information

For Canadian Natural’s Supplementary Oil & Gas Information for the year ended December 31, 2013, see Exhibit 1 to this Annual Report on Form 40-F.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2013

March 24, 2014

2	Canadian Natural Resources Limited

DEFINITIONS AND ABBREVIATIONS
The following are definitions and selected abbreviations used in this Annual Information Form:
ACC	Anadarko Canada Corporation
API	Specific gravity measured in degrees on the American Petroleum Institute scale.
ARO	Asset retirement obligations
bbl	barrels
bbl/d	barrels per day
Bcf	billion cubic feet
BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
“Canadian Natural Resources Limited”, “Canadian Natural”, “Company”, “Corporation”	Canadian Natural Resources Limited and includes, where applicable, reference to subsidiaries of and partnership interests held by Canadian Natural Resources Limited and its subsidiaries.
CBM	Coal Bed Methane
CO2	Carbon dioxide
CO2e	Carbon dioxide equivalents
Crude oil, NGLs and natural gas	The Company’s light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), synthetic crude oil, natural gas and natural gas liquids reserves.
CSS	Cyclic Steam Simulation
development well	Well drilled inside the established limits of an oil or gas reservoir or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.
dry well	Well that proves to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion.
EOR	Enhanced Oil Recovery
exploratory well	Well that is not a development well, a service well, or a stratigraphic test well.
extension well	Well that is drilled to test if a known reservoir extends beyond what had previously been believed to be the outer reservoir perimeter.
FPSO	Floating Production, Storage and Offloading vessel
GHG	Greenhouse gas
gross acres	Total number of acres in which the Company has a working interest.
gross wells	Total number of wells in which the Company has a working interest.
Horizon	Horizon Oil Sands
IFRS	International Financial Reporting Standards
Mbbl	thousand barrels
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MD&A	Management’s Discussion and Analysis
MMbbl	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day

Canadian Natural Resources Limited	3

MMcfe	millions of cubic feet equivalent
MM$	million Canadian dollars
NGLs	Natural gas liquids
net acres	Gross acres multiplied by the percentage working interest therein owned.
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

WTI	West Texas Intermediate at Cushing, Oklahoma

4	Canadian Natural Resources Limited

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes and costs, royalties, operating costs, capital expenditures, income tax expenses, and other guidance provided throughout this Annual Information Form (“AIF”) constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the construction and future operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or SCO that the Company may be reliant upon to transport its products to market also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, NGLs and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

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

Canadian Natural Resources Limited	5

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

This AIF, the comparative Consolidated Financial Statements and the Company’s Management’s Discussion and Analysis for the most recently completed fiscal year ended December 31, 2013, herein incorporated by reference, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

For the year ended December 31, 2013, the Company retained Independent Qualified Reserves Evaluators (“Evaluators”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2013 and a preparation date of February 3, 2014.  Sproule evaluated the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves.  GLJ evaluated the Horizon SCO reserves.  The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.

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

Special Note Regarding Non GAAP Financial Measures

This AIF includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings from operations, cash flow from operations, adjusted cash production costs, and net asset value. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with IFRS, as an indication of the Company’s performance. The non-GAAP measures adjusted net earnings from operations and cash flow from operations are reconciled to net earnings, as determined in accordance with IFRS in the “Net Earnings and Cash Flow from Operations” section of the Company’s MD&A which is incorporated by reference into this document.  The derivation of adjusted cash production costs is included in the “Operating Highlights – Oil Sands Mining and Upgrading” section of the Company’s MD&A which is incorporated by reference into this document.

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

The Company has amalgamated pursuant to the Business Corporations Act (Alberta) under the name Canadian Natural Resources Limited with the following:

October 1, 2000 - Ranger Oil Limited (“Ranger”)
January 1, 2003 - Rio Alto Exploration Ltd. (“RAX”)
January 1, 2004 - CanNat Resources Inc.
January 1, 2007 - ACC-CNR Resources Corporation
January 1, 2008 - Ranger Oil (International) Ltd.; 764968 Alberta Inc., CNR International (Norway) Limited, Renata Resources Inc.
January 1, 2012 - Aspect Energy Ltd., Creo Energy Ltd.,1585024 Alberta Ltd.
January 1, 2014 - Barrick Energy Inc.
The main operating subsidiaries and partnerships of the Company, percentage of voting securities owned either directly or indirectly, and their jurisdictions of incorporation are as follows:

	Jurisdiction of Incorporation	% Ownership
Subsidiary
CanNat Energy Inc.	Delaware	100
CNR (ECHO) Resources Inc.	Alberta	100
CNR (U.K.) Investments Limited	England	100
CNR International (U.K.) Limited	England	100
CNR International (Côte d’Ivoire) SARL	Côte d’Ivoire	100
CNR International (Olowi) Limited	Bahamas	100
CNR International (South Africa) Limited	Alberta	100
Horizon Construction Management Ltd.	Alberta	100
Partnership
Canadian Natural Resources	Alberta	100
Canadian Natural Resources Northern Alberta Partnership	Alberta	100
Canadian Natural Resources 2005 Partnership	Alberta	100

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

Canadian Natural Resources Limited	7

GENERAL DEVELOPMENT OF THE BUSINESS

2011

During 2011, the Company issued US$500 million of 1.45% unsecured notes due November 2014, and US$500 million of 3.45% unsecured notes due November 2021.  Net proceeds were used to repay bank indebtedness.

The Company completed a number of transactions in the normal course to acquire and dispose of interests in crude oil and natural gas properties for an aggregate net expenditure of $1 billion. The properties acquired are located in the Company’s principal operating regions and are comprised of producing and non-producing leases together with related facilities.

2012

During 2012, the Company entered into a 20 year transportation agreement to ship 75,000 bbl/d of crude oil on the proposed Kinder Morgan Trans Mountain pipeline expansion from Edmonton, Alberta to Vancouver, British Columbia. The regulatory approval process began in 2013 with a planned in-service date in 2017.

During 2012, the Company issued C$500 million of 3.05% medium-term notes due June 2019. Net proceeds from the sale were used to repay bank indebtedness and for general corporate purposes.

The Company has a 20 year transportation agreement to ship 120,000 bbl/d of heavy crude oil on the proposed Keystone XL Pipeline from Hardisty, Alberta to the US Gulf Coast. In addition, the Company also entered into a 20 year crude oil purchase and sales agreement to sell 100,000 bbl/d of heavy crude oil to a major US refiner. The construction of the Keystone XL Pipeline is dependent on a Presidential Permit.

The Company completed a number of transactions in the normal course to acquire and dispose of interests in crude oil and natural gas properties for an aggregate net expenditure of $144 million. The properties acquired are located in the Company’s principal operating regions and are comprised of producing and non-producing leases together with related facilities.

2013

In 2011, the Company announced that it had entered into a partnership agreement with North West Upgrading Inc. to move forward with detailed engineering regarding the construction and operation of a bitumen upgrader and refinery (“the Project”) near Redwater, Alberta. In addition, the partnership has entered into processing agreements that target to process bitumen for the Company of 12,500 bbl/d and bitumen for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, of 37,500 bbl/d under a 30 year fee-for-service tolling agreement under the Bitumen Royalty In Kind initiative. In 2012, the Project was sanctioned by the Board of Directors of each partner of the North West Redwater Partnership (“Redwater Partnership”), and the associated target toll amounts were accepted by Redwater Partnership, the Company and the APMC. In December 2013, Redwater Partnership, the Company and APMC agreed in principle to amend certain terms of the processing agreements. In conjunction with these amendments, the Company, along with APMC, each committed to provide additional funding up to $350 million to attain Project completion based on the revised Project cost estimate of approximately $8,500 million. The additional funding is to be in the form of subordinated debt bearing interest at prime plus 6%, which is anticipated to form part of the equity toll. Should final Project costs exceed the revised cost estimate, the Company and APMC have agreed, subject to the Company being able to meet certain funding conditions, to fund any shortfall in available third party commercial lending required to attain Project completion.

During 2013, the Company discovered bitumen emulsion at surface in areas of the Primrose field. The Company’s view is that the cause of the occurrence is mechanical in nature and is working collaboratively with the regulators in the causation review and remediation plans. The Company’s near term steaming plan at the Primrose field has been modified, with steaming being restricted in certain areas until the causation review with the regulators is complete.

During 2013, the Company acquired all the issued and outstanding shares of Barrick Energy Inc. and 1729580 Alberta Ltd., subsidiaries of Barrick Gold Corporation for approximately $173 million. Production, before royalties, from the working interest acquired by the Company is approximately 4,200 bbl/d of light crude oil and NGLs and approximately 4.4 MMcf/d of natural gas.

8	Canadian Natural Resources Limited

During 2013, the Company disposed of a 50% interest in its exploration right in South Africa, for a net cash consideration of US$255 million, including a recovery of US$14 million of past incurred costs. In the event that a commercial crude oil or natural gas discovery occurs on this exploration right, resulting in the exploration right being converted into a production right, an additional cash payment would be due to the Company at such time, amounting to US$450 million for a commercial crude oil discovery and US$120 million for a commercial natural gas discovery.

During 2013, the Company entered into a 20 year transportation agreement to ship 80,000 bbl/d of crude oil on the proposed Energy East pipeline originating at Hardisty, Alberta with delivery points in Quebec City, Quebec and Saint John, New Brunswick. This pipeline is subject to regulatory approval.

During 2013, the Company issued C$500 million of 2.89% medium-term notes due August 2020 which were sold to investors in Canada. Net proceeds from the sale were used to repay bank indebtedness and for general corporate purposes.

The Company completed a number of transactions in the normal course to acquire and dispose of interests in crude oil and natural gas properties for an aggregate net expenditure of $246 million. The properties acquired are located in the Company’s principal operating regions and are comprised of producing and non-producing leases together with related facilities.

2014

In 2014, the Company entered into an agreement to acquire certain producing Canadian crude oil and natural gas properties, together with undeveloped land, for total cash consideration of approximately $3,125 million, based on an effective date of January 1, 2014, with a targeted closing date of April 1, 2014. In connection with the agreement, the Company negotiated an additional $1,000 million unsecured bank credit facility with a two-year maturity and with terms similar to the Company’s current syndicated credit facilities, which is available upon closing.

DESCRIPTION OF THE BUSINESS

Canadian Natural is a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil, NGLs and natural gas. The Company’s principal core regions of operations are western Canada, the UK sector of the North Sea and Offshore Africa.

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

The Company has a full complement of management, technical and support staff to pursue these objectives. As at December 31, 2013, the Company had the following full time equivalent permanent employees:

North America, Exploration and Production	3,875
North America, Oil Sands Mining and Upgrading	2,336
North Sea	360
Offshore Africa	50
Total Company	6,621

Operational discipline, safe, effective and efficient operations as well as cost control are fundamental to the Company. By consistently managing costs throughout all industry cycles, the Company believes it will achieve continued growth. Effective and efficient operations and cost control are attained by developing area knowledge and by maintaining high working interests and operator status in its properties. The Company has grown through a combination of internal growth and strategic acquisitions. Acquisitions are made with a view to either enter new core regions or increase presence in existing core regions.

The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces namely: natural gas, light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO and NGLs. The Company’s large diversified project portfolio enables the effective allocation of capital to higher return opportunities, which together provide complementary infrastructure and balance throughout the business cycle. Natural gas is the largest single commodity sold accounting for 29% of 2013 production. Virtually all of the Company’s natural gas and NGLs production is located in the Canadian provinces of Alberta, British Columbia and

Canadian Natural Resources Limited	9

Saskatchewan and is marketed in Canada and the United States. Light and medium crude oil and NGLs, representing 15% of 2013 production, is located in the Company’s North Sea and Offshore Africa properties, and in the provinces of Alberta, British Columbia and Saskatchewan. Primary heavy crude oil accounting for 20% of 2013 production, Pelican Lake heavy crude oil accounting for 7% of 2013 production, and our bitumen (thermal oil) accounting for 14% of 2013 production are in the provinces of Alberta and Saskatchewan. SCO from our oil sands mining operations in Northern Alberta accounted for approximately 15% of 2013 production. Midstream assets, primarily comprised two operated and one non operated pipeline systems, an electricity cogeneration facility provide cost effective infrastructure supporting the heavy crude oil and bitumen operations. The Company’s Midstream assets also include a 50% interest in the North West Redwater Partnership (“Redwater Partnership”).

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

The Company regularly meets with and submits to inspections by the various governments in the regions where the Company operates. The Company’s associated environmental risk management strategies focus on working with legislators and regulators to ensure that any new or revised policies, legislation or regulations properly reflect a balanced approach to sustainable development. Specific measures in response to existing or new legislation include a focus on the Company’s energy efficiency, air emissions management, released water quality, reduced fresh water use and the minimization of the impact on the landscape. Training and due diligence for operators and contractors are key to the effectiveness of the Company’s environmental management programs and the prevention of incidents. The Company believes that it meets all existing environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet current environmental protection requirements. Since these requirements apply to all operators in the crude oil and natural gas industry, it is not anticipated that the Company’s competitive position within the industry will be adversely affected by changes in applicable legislation. The Company has internal procedures designed to ensure that the environmental aspects of new acquisitions and developments are taken into account prior to proceeding. The Company’s environmental management plan and operating guidelines focus on minimizing the environmental impact of operations while meeting regulatory requirements, regional management frameworks, industry operating standards and guidelines, and internal corporate standards. The Company’s proactive program includes: an internal environmental compliance audit and inspection program of the Company’s operating facilities; a suspended well inspection program to support future development or eventual abandonment; appropriate reclamation and decommissioning standards for wells and facilities ready for abandonment; an effective surface reclamation program; a due diligence program related to groundwater monitoring; an active program related to preventing and reclaiming spill sites; a solution gas conservation program; a program to replace the majority of fresh water for steaming with brackish water; water programs to improve efficiency of use, recycle rates and water storage; environmental planning for all projects to assess environmental impacts and to implement avoidance and mitigation programs; reporting for environmental liabilities; a program to optimize efficiencies at the Company’s operated facilities; continued evaluation of new technologies to reduce environmental impacts and support for Canada’s Oil Sands Innovation Alliance (“COSIA”); CO2 reduction programs including the injection of CO2 into tailings and for use in EOR; a program in place related to progressive reclamation and tailings management for the Horizon Oil Sands facility; and participation and support for the Joint Implementation Plan for Oil Sands Monitoring. The Company has also established operating standards in the following areas: exercising care with respect to all waste produced through effective waste management plans; using water-based, environmentally friendly drilling muds whenever possible; and minimizing produced water volumes offshore through cost-effective measures.  The Company has also adopted the Hydraulic Fracturing Operating Practices that were developed by the Canadian Association of Petroleum Producers (“CAPP”).  In 2013, Canadian Natural continued its environmental liability reduction program with the abandonment of 460 inactive wells.  In addition, reclamation was initiated at many of these sites with the eventual goal of reclamation certification. In 2013 the Company received 259 reclamation certificates representing 490 hectares of land. Further, decommissioning of inactive facilities and cleanup of active facilities was conducted to address environmental liabilities at operating assets. The Company participates in both the Canadian federal and provincial regulated GHG emissions reporting programs and continues to quantify annual GHG emissions for internal reporting purposes. The Company has participated in the CAPP Responsible Canadian Energy Program since 2000. The Company continues to invest in people, proven and new technologies, facilities and infrastructure to recover and process crude oil and natural gas resources efficiently and in an environmentally sustainable manner.

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

10	Canadian Natural Resources Limited

and opportunities associated with new GHG and air emissions policies.  In addition, the Company is working with relevant parties, such as COSIA and Carbon Management Canada (“CMC”), to ensure that new policies encourage technological innovation, energy efficiency, and targeted research and development while not impacting competitiveness.

The Company continues to focus on reducing GHG emissions through improved efficiency, and on trading mechanisms to ensure compliance with requirements now in effect.  The Company is committed to managing air emissions through an integrated corporate approach which considers opportunities to reduce both air pollutants and GHG emissions. Air quality programs continue to be an essential part of the Company’s environmental work plan and are operated within all regulatory standards and guidelines. The Company strategy for managing GHG emissions is based on six core principles: improving energy conservation and efficiency; reducing emission intensity; developing and adopting innovative technology and supporting associated research and development; trading capacity, both domestically and globally; offsetting emissions; and considering life cycle costs of emission reductions in decision-making about project development.

The Company continues to implement flaring, venting, fuel and solution gas conservation programs. In 2013 the Company completed approximately 798 gas conservation projects in its primary heavy crude oil operations, resulting in a reduction of 3.3 million tonnes/year of CO2e. Over the past five years the Company has spent over $75 million in its primary heavy crude oil and in situ oil sands operations to conserve the equivalent of over 13.5 million tonnes of CO2e. The Company also monitors the performance of its compressor fleet as part of the Company’s compressor optimization initiative to improve fuel gas efficiency. These programs also influence and direct the Company’s plans for new projects and facilities. Horizon has incorporated advancements in technology to further reduce GHG emissions through maximizing heat integration, the use of cogeneration to meet steam and electricity demands and the design of the hydrogen production facility to enable CO2 capture and the sequestration of CO2 in oil sands tailings. The Company implemented a fuel gas import project in its North Sea operations to reduce diesel consumption in addition to continued focus on its flare reduction program in both the North Sea and Offshore Africa operations.

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

Alberta Oil Sands royalties are based on a sliding scale ranging from 1% to 9% on a gross revenue basis pre-payout and 25% to 40% on a net revenue basis post-payout, depending on benchmark crude oil pricing.

In addition to government royalties, the Company is subject to federal and provincial income taxes in Canada at a combined rate of approximately 25% after allowable deductions.

Canadian Natural Resources Limited	11

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

The overall tax rate applicable to net operating income from oil and gas activities, including PRT and corporate and supplementary income tax charges, is 62% for non-PRT paying fields and 81% for PRT paying fields, excluding the impact of a restriction on decommissioning expenditures.

In 2012, the UK government implemented the Brownfield Allowance which allows for an agreed allowance related to property development for certain pre-approved qualifying field developments.

In 2013, the UK government introduced a Decommissioning Relief Deed (“DRD”) which is a contractual mechanism whereby the UK government guarantees its participation in future field abandonments through a recovery of PRT and corporate income tax.

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

D. RISK FACTORS

Volatility of Crude Oil and Natural Gas Prices

The Company’s financial condition is substantially dependent on, and highly sensitive to the prevailing prices of crude oil and natural gas. Significant declines in crude oil or natural gas prices could have a material adverse effect on the Company’s operations and financial condition and the value and amount of its reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond the Company’s control. Crude oil prices are primarily determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, the condition of the Canadian, United States, European and Asian economies, government regulation, political stability in the Middle East and elsewhere, the foreign supply of crude oil, the price of foreign imports, the ability to secure adequate transportation for products which could be affected by pipeline constraints and other factors, the availability of alternate fuel

12	Canadian Natural Resources Limited

sources and weather conditions. Natural gas prices realized by the Company are affected primarily in North America by supply and demand, weather conditions, industrial demand, prices of alternate sources of energy, and the import of liquefied natural gas. Any substantial or extended decline in the prices of crude oil or natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs, including but not limited to Horizon, Primrose, Pelican Lake, the Kirby Thermal Oil Sands Project, Redwater Partnership and international projects, or curtailment in production at some properties, or result in unutilized long-term transportation commitments, all of which could have a material adverse effect on the Company’s financial condition.

Approximately 41% of the Company’s 2013 production on a BOE basis was primary heavy crude oil, Pelican Lake heavy crude oil, and bitumen (thermal oil). The market prices for these products may differ from the established market indices for light and medium grades of crude oil due principally to quality differences.  As a result, the price received for these products may differ from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase could have a material adverse effect on the Company’s financial condition.

Canadian Natural conducts assessments of the carrying value of its assets in accordance with IFRS. If crude oil and natural gas forecast prices decline, the carrying value of property, plant and equipment could be subject to downward revisions, and net earnings could be adversely affected.

Operational Risk

Exploring for, producing, mining, extracting, upgrading and transporting crude oil, NGLs and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These activities are subject to a number of hazards which may result in fires, explosions, spills, blow outs or other unexpected or dangerous conditions causing personal injury, property damage, environmental damage, interruption of operations and loss of production, whether caused by human error or nature.  In addition to the foregoing, the Horizon operations are also subject to loss of production, potential shutdowns and increased production costs due to the integration of the various component parts.

Environmental Risks

All phases of the crude oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, United States, United Kingdom, European Union, Africa and other federal, provincial, state and municipal laws and regulations as well as international conventions (collectively, "environmental legislation").

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

There are a number of unresolved issues in relation to Canadian federal and provincial GHG regulatory requirements. Key among them is the form of regulation, an appropriate common facility emissions level, availability and duration of compliance mechanisms and resolution of federal/provincial harmonization agreements. The Company continues to pursue GHG emission reduction initiatives including: solution gas conservation, compressor optimization to improve fuel gas efficiency, CO2 capture and sequestration in oil sands tailings, CO2 capture and storage in association with EOR, participation in an industry initiative to promote an integrated CO2 capture and storage network and participation in organizations that are researching technologies to reduce GHG emissions specifically COSIA and CMC.

In Canada, the federal government has indicated its intent to develop regulations that would be in effect in the near term to address industrial GHG emissions, as part of the national GHG reduction target. The federal government is also developing a comprehensive management system for air pollutants.

Canadian Natural Resources Limited	13

In Alberta, GHG reduction regulations came into effect July 1, 2007, affecting facilities emitting more than 100 kilotonnes of CO2e annually. Three of the Company’s facilities, the Horizon facility, the Primrose/Wolf Lake in situ heavy crude oil facilities and the Hays sour natural gas plant are subject to compliance under the regulations. The Kirby South in situ heavy crude oil facility will be subject to compliance under regulations in 2016. The British Columbia carbon tax is currently being assessed at $30/tonne of CO2e on fuel consumed and gas flared in the province. Saskatchewan released draft GHG regulations that regulate facilities emitting more than 50 kilotonnes of CO2e annually and will likely require the North Tangleflags in situ heavy oil facility to meet the reduction target for its GHG emissions once the governing legislation comes into force. In the UK, GHG regulations have been in effect since 2005. In Phase 1 (2005 – 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 – 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions.  In Phase 3 (2013 - 2020) the Company’s CO2 allocation was further reduced. The Company continues to focus on implementing reduction programs based on efficiency audits to reduce CO2 emissions at its major facilities and on trading mechanisms to ensure compliance with requirements now in effect.

The US Environmental Protection Agency (“EPA”) is proceeding to regulate GHGs under the Clean Air Act.  This EPA action is subject to legal and political challenges, the outcome of which cannot be predicted. The ultimate form of Canadian regulation is anticipated to be strongly influenced by the regulatory and judicial decisions made within the United States.  Various states in the United States have enacted or are evaluating low carbon fuel standards, which may affect access to market for crude oils with higher emissions intensity.

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

In February 2009, the Energy Resources Conservation Board (ERCB), now the Alberta Energy Regulator or AER, released Directive 74 - Tailings Performance Criteria and Requirements for Oil Sands Mining Schemes. The Directive establishes performance criteria for tailings operations and sets out the requirements for the approval, monitoring and reporting in respect of tailings ponds and tailings management plans.

Directive 74 allows companies the flexibility to select the technology or technologies that will be most applicable to their operation in order to achieve the stipulated performance criteria. The Company, with the collaboration of COSIA, has undertaken an in-depth analysis and selected a technology that limits the environmental footprint of tailings reclamation and allows for the progressive reclamation of our tailings facilities. Although the selected technology is innovative and environmentally beneficial, there is a risk that the Company will not be successful in meeting the stipulated performance criteria once commercial operations commence in 2015. In the event that our primary technology selection is not successful in meeting the stipulated performance criteria, the Company has also designed a proven secondary technology process into the tailings facility.

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

14	Canadian Natural Resources Limited

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

Foreign Investments

The Company’s foreign investments involve risks typically associated with investments in developing countries such as uncertain political, economic, legal and tax environments. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risk of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign based companies, including compliance with existing and emerging anti-corruption laws, and other uncertainties arising out of foreign government sovereignty over the Company’s international operations. In addition, if a dispute arises in its foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of a court in Canada or the United States.

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

Risk Management Activities

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

Canadian Natural Resources Limited	15

Other Business Risks

Other business risks which may negatively impact the Company’s financial condition include severe weather conditions, labour risk associated with securing the manpower necessary to complete capital projects in a timely and cost effective manner, the dependency on third party operators for some of the Company’s assets, timing and success of integrating the business and operations of acquired companies, credit risk related to non-payment for sales contracts or non-performance by counterparties to contracts, risk of litigation, regulatory issues, risk of increases in government taxes and changes to the royalty regime and risk to the Company’s reputation resulting from operational activities that may cause personal injury, property damage or environmental damage. The Company utilizes a variety of information systems in its operations. A significant interruption or failure of the Company’s information technology systems and related data and control systems or a significant breach of security could adversely affect the Company’s operations. The majority of the Company’s assets are held in one or more corporate subsidiaries or partnerships.  In the event of the liquidation of any corporate subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by the Company to pay its indebtedness.

FORM 51-101F1 STATEMENT OF RESERVES DATA AND OTHER INFORMATION

For the year ended December 31, 2013 the Company retained Independent Qualified Reserves Evaluators (“Evaluators”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2013 and a preparation date of February 3, 2014.  Sproule evaluated the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves.  GLJ evaluated the Horizon SCO reserves.  The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.

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

16	Canadian Natural Resources Limited

Summary of Company Gross Reserves by Product
As of December 31, 2013
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	95	123	216	321	1,848	2,773	63	3,128
Developed Non-Producing	4	23	1	90	-	251	4	164
Undeveloped	18	98	41	746	363	1,136	43	1,498
Total Proved	117	244	258	1,157	2,211	4,160	110	4,790
Probable	49	90	104	1,013	1,078	1,721	64	2,685
Total Proved plus Probable	166	334	362	2,170	3,289	5,881	174	7,475

North Sea
Proved
Developed Producing	38					8		39
Developed Non-Producing	18					63		28
Undeveloped	168					20		172
Total Proved	224					91		239
Probable	101					34		107
Total Proved plus Probable	325					125		346

Offshore Africa
Proved
Developed Producing	34					40		41
Developed Non-Producing	-					-		-
Undeveloped	65					14		67
Total Proved	99					54		108
Probable	54					49		62
Total Proved plus Probable	153					103		170

Total Company
Proved
Developed Producing	167	123	216	321	1,848	2,821	63	3,208
Developed Non-Producing	22	23	1	90	-	314	4	192
Undeveloped	251	98	41	746	363	1,170	43	1,737
Total Proved	440	244	258	1,157	2,211	4,305	110	5,137
Probable	204	90	104	1,013	1,078	1,804	64	2,854
Total Proved plus Probable	644	334	362	2,170	3,289	6,109	174	7,991

Canadian Natural Resources Limited	17

Summary of Company Net Reserves by Product
As of December 31, 2013
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	82	101	164	244	1,564	2,485	45	2,614
Developed Non-Producing	3	19	1	65	-	211	2	125
Undeveloped	15	82	32	574	263	988	34	1,165
Total Proved	100	202	197	883	1,827	3,684	81	3,904
Probable	40	72	71	776	836	1,454	50	2,087
Total Proved plus Probable	140	274	268	1,659	2,663	5,138	131	5,991

North Sea
Proved
Developed Producing	38					8		39
Developed Non-Producing	18					63		28
Undeveloped	168					20		172
Total Proved	224					91		239
Probable	101					34		107
Total Proved plus Probable	325					125		346

Offshore Africa
Proved
Developed Producing	29					27		34
Developed Non-Producing	-					-		-
Undeveloped	51					11		53
Total Proved	80					38		87
Probable	42					32		47
Total Proved plus Probable	122					70		134

Total Company
Proved
Developed Producing	149	101	164	244	1,564	2,520	45	2,687
Developed Non-Producing	21	19	1	65	-	274	2	153
Undeveloped	234	82	32	574	263	1,019	34	1,390
Total Proved	404	202	197	883	1,827	3,813	81	4,230
Probable	183	72	71	776	836	1,520	50	2,241
Total Proved plus Probable	587	274	268	1,659	2,663	5,333	131	6,471

18	Canadian Natural Resources Limited

NOTES

1.	“Company Gross reserves” are the Company’s working interest share of reserves before deduction of royalties and without including any royalty interests of the Company.

2.	“Company Net reserves” means the Company’s gross reserves less all royalties payable to others plus royalties receivable from others.

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

•
“Proved reserves” are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

•
“Probable reserves” are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

•
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

•
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

Canadian Natural Resources Limited	19

Summary of Net Present Values of Future Net Revenue Before Income Taxes
As of December 31, 2013
Forecast Prices and Costs

MM$	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%	Unit Value Discounted at 10%/year $/BOE (1)
North America
Proved
Developed Producing	106,967	49,504	32,923	25,546	21,277	12.59
Developed Non-Producing	5,107	4,079	3,398	2,917	2,561	27.18
Undeveloped	50,261	32,765	17,687	9,253	4,521	15.18
Total Proved	162,335	86,348	54,008	37,716	28,359	13.83
Probable	130,094	41,061	18,623	10,837	7,278	8.92
Total Proved plus Probable	292,429	127,409	72,631	48,553	35,637	12.12

North Sea
Proved
Developed Producing	839	739	662	602	553	16.97
Developed Non-Producing	1,193	991	843	731	645	30.11
Undeveloped	9,271	5,657	3,656	2,470	1,726	21.26
Total Proved	11,303	7,387	5,161	3,803	2,924	21.59
Probable	8,836	4,763	2,931	1,987	1,447	27.39
Total Proved plus Probable	20,139	12,150	8,092	5,790	4,371	23.39

Offshore Africa
Proved
Developed Producing	1,118	954	838	751	682	24.65
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	4,714	2,782	1,792	1,230	886	33.81
Total Proved	5,832	3,736	2,630	1,981	1,568	30.23
Probable	4,464	2,423	1,440	916	611	30.64
Total Proved plus Probable	10,296	6,159	4,070	2,897	2,179	30.37

Total Company
Proved
Developed Producing	108,924	51,197	34,423	26,899	22,512	12.81
Developed Non-Producing	6,300	5,070	4,241	3,648	3,206	27.72
Undeveloped	64,246	41,204	23,135	12,953	7,133	16.64
Total Proved	179,470	97,471	61,799	43,500	32,851	14.61
Probable	143,394	48,247	22,994	13,740	9,336	10.26
Total Proved plus Probable	322,864	145,718	84,793	57,240	42,187	13.10
(1)	Unit values are based on Company net reserves.

20	Canadian Natural Resources Limited

Summary of Net Present Values of Future Net Revenue After Income Taxes(1)
As of December 31, 2013
Forecast Prices and Costs

MM$	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%
North America
Proved
Developed Producing	82,933	39,606	26,854	21,068	17,674
Developed Non-Producing	3,828	3,051	2,539	2,178	1,911
Undeveloped	37,739	23,755	12,174	5,741	2,148
Total Proved	124,500	66,412	41,567	28,987	21,733
Probable	97,233	30,549	13,748	7,920	5,257
Total Proved plus Probable	221,733	96,961	55,315	36,907	26,990

North Sea
Proved
Developed Producing	337	299	271	249	231
Developed Non-Producing	347	306	274	249	229
Undeveloped	2,417	1,474	951	640	444
Total Proved	3,101	2,079	1,496	1,138	904
Probable	2,382	1,334	850	594	445
Total Proved plus Probable	5,483	3,413	2,346	1,732	1,349

Offshore Africa
Proved
Developed Producing	760	672	605	553	510
Developed Non-Producing	-	-	-	-	-
Undeveloped	3,698	2,210	1,440	999	726
Total Proved	4,458	2,882	2,045	1,552	1,236
Probable	3,377	1,854	1,113	713	479
Total Proved plus Probable	7,835	4,736	3,158	2,265	1,715

Total Company
Proved
Developed Producing	84,030	40,577	27,730	21,870	18,415
Developed Non-Producing	4,175	3,357	2,813	2,427	2,140
Undeveloped	43,854	27,439	14,565	7,380	3,318
Total Proved	132,059	71,373	45,108	31,677	23,873
Probable	102,992	33,737	15,711	9,227	6,181
Total Proved plus Probable	235,051	105,110	60,819	40,904	30,054
(1)	After tax net present values consider the Company’s existing tax pool balances.

Canadian Natural Resources Limited	21

Additional Information Concerning Future Net Revenue

The following table summarizes the undiscounted future net revenue as at December 31, 2013 using forecast prices and costs.

Total Future Net Revenue (Undiscounted)

	North America		North Sea		Offshore Africa		Total
MM$	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable
Revenue	461,107	777,456	28,548	42,325	10,398	15,971	500,053	835,752
Royalties	82,818	148,215	-	-	338	559	83,156	148,774
Production Costs	161,778	260,263	11,418	15,731	2,722	2,756	175,918	278,750
Development Costs	53,444	75,277	5,696	6,316	1,475	2,301	60,615	83,894
Abandonment (1)	732	1,272	131	139	31	59	894	1,470
Future Net Revenue Before Income Taxes	162,335	292,429	11,303	20,139	5,832	10,296	179,470	322,864
Income Taxes	37,835	70,696	8,202	14,656	1,374	2,461	47,411	87,813
Future Net Revenue After Income Taxes (2)	124,500	221,733	3,101	5,483	4,458	7,835	132,059	235,051
(1)	The evaluation of reserves includes only abandonment costs for future drilling locations that have been assigned reserves.
(2)	Future net revenue is prior to provision for interest, general and administrative expenses and the impact of any risk management activities.

22	Canadian Natural Resources Limited

The following table summarizes the future net revenue by production group as at December 31, 2013 using forecast prices and costs.

	Future Net Revenue By Production Group
Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)	Unit Value (1) ($/BOE)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	11,125	24.57
	Primary Heavy Crude Oil (including solution gas)	4,576	22.38
	Pelican Lake Heavy Crude Oil (including solution gas)	3,993	20.30
	Bitumen (Thermal Oil)	16,943	19.19
	Synthetic Crude Oil	19,977	10.93
	Natural Gas (including by-products but excluding solution gas and by-products from oil wells)	5,185	7.78
	Total	61,799	14.61
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	16,520	25.05
	Primary Heavy Crude Oil (including solution gas)	6,434	23.22
	Pelican Lake Heavy Crude Oil (including solution gas)	5,343	19.90
	Bitumen (Thermal Oil)	22,135	13.35
	Synthetic Crude Oil	27,209	10.22
	Natural Gas (including by-products but excluding solution gas and by-products from oil wells)	7,152	7.57
	Total	84,793	13.10
(1)	Unit values are based on Company net reserves.

Canadian Natural Resources Limited	23

Pricing Assumptions

The crude oil, NGLs and natural gas reference pricing and the inflation and exchange rates used in the preparation of reserves and related future net revenue estimates are as per the Sproule price forecast dated December 31, 2013. The following is a summary of the Sproule price forecast.

	2014	2015	2016	2017	2018	Average annual increase thereafter
Crude Oil and NGLs
WTI(1) (US$/bbl)	$94.65	$88.37	$84.25	$95.52	$96.96	1.50%
WCS(2) (C$/bbl)	$77.81	$75.02	$75.29	$85.36	$86.64	1.50%
Edmonton Par(3) (C$/bbl)	$92.64	$89.31	$89.63	$101.62	$103.14	1.50%
Edmonton C5+(4) (C$/bbl)	$103.50	$99.78	$100.14	$113.53	$115.24	1.50%
North Sea Brent(5) (US$/bbl)	$108.06	$102.73	$97.42	$106.14	$107.73	1.50%
Natural Gas
AECO(6) (C$/MMBtu)	$4.00	$3.99	$4.00	$4.93	$5.01	1.50%
BC Westcoast Station 2(7) (C$/MMBtu)	$3.95	$3.94	$3.95	$4.88	$4.96	1.50%
Henry Hub(8) (US$/MMBtu)	$4.17	$4.15	$4.17	$5.04	$5.12	1.50%
(1)	“WTI” refers to the price of West Texas Intermediate crude oil at Cushing, Oklahoma.
(2)
“WCS” refers to Western Canadian Select, a blend of heavy crude oils and bitumen with sweet synthetic and condensate diluents at Hardisty, Alberta; reference price used in the preparation of primary heavy crude oil, Pelican Lake heavy crude oil and bitumen (thermal oil) reserves.

(3)
“Edmonton Par” refers to the price of light gravity (40˚ API), low sulphur content crude oil at Edmonton, Alberta; reference price used in the preparation of light and medium crude oil and SCO reserves.

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

The forecast prices and costs assume the continuance of current laws and regulations, and any increases in wellhead selling prices also take inflation into account. Sales prices are based on reference prices as detailed above and adjusted for quality and transportation on an individual property basis. A foreign exchange rate of 0.9400 US$/Cdn$ was used in the 2013 evaluation.

Capital and production costs are escalated at Sproule’s cost inflation rate of 1.5% per year for all products except SCO.  For SCO, capital and operating costs are escalated at GLJ’s cost inflation rates of 4.0% for 2015 to 2016, 3.0% for 2017, 2.0% for 2018 and 1.5% after 2018.

The Company’s 2013 average pricing, net of blending costs and excluding risk management activities, was $98.35/bbl for light and medium crude oil, $69.06/bbl for primary heavy crude oil, $70.62/bbl for Pelican Lake heavy crude oil, $66.14/bbl for bitumen (thermal oil), $100.75/bbl for SCO, $57.10/bbl for NGLs and $3.58/Mcf for natural gas.

24	Canadian Natural Resources Limited

Reconciliation of Company Gross Reserves by Product
As of December 31, 2013
Forecast Prices and Cost

PROVED

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2012	113	204	267	1,066	2,255	3,985	94	4,663
Discoveries	-	1	-	-	-	6	-	2
Extensions	3	36	-	51	-	163	13	130
Infill Drilling	5	11	2	-	-	73	3	33
Improved Recovery	-	1	-	-	-	1	-	1
Acquisitions	9	-	-	-	-	141	2	35
Dispositions	-	-	-	-	-	(1)	-	-
Economic Factors	1	1	-	2	(2)	(99)	(1)	(16)
Technical Revisions	2	40	5	73	(5)	303	8	173
Production	(16)	(50)	(16)	(35)	(37)	(412)	(9)	(231)
December 31, 2013	117	244	258	1,157	2,211	4,160	110	4,790

North Sea

December 31, 2012	227					82		240
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	6					15		8
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	(2)					(4)		(2)
Production	(7)					(2)		(7)
December 31, 2013	224					91		239

Offshore Africa

December 31, 2012	103					69		115
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	1					(6)		-
Production	(5)					(9)		(7)
December 31, 2013	99					54		108

Total Company

December 31, 2012	443	204	267	1,066	2,255	4,136	94	5,018
Discoveries	-	1	-	-	-	6	-	2
Extensions	3	36	-	51	-	163	13	130
Infill Drilling	5	11	2	-	-	73	3	33
Improved Recovery	-	1	-	-	-	1	-	1
Acquisitions	15	-	-	-	-	156	2	43
Dispositions	-	-	-	-	-	(1)	-	-
Economic Factors	1	1	-	2	(2)	(99)	(1)	(16)
Technical Revisions	1	40	5	73	(5)	293	8	171
Production	(28)	(50)	(16)	(35)	(37)	(423)	(9)	(245)
December 31, 2013	440	244	258	1,157	2,211	4,305	110	5,137

Canadian Natural Resources Limited	25

PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2012	51	80	105	1,056	1,096	1,589	44	2,697
Discoveries	-	-	-	-	-	1	1	1
Extensions	2	19	-	49	-	261	20	134
Infill Drilling	1	4	-	-	-	19	-	8
Improved Recovery	-	-	-	-	-	-	-	-
Acquisitions	3	-	-	-	-	35	-	8
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	1	-	1	(2)	1	18	-	4
Technical Revisions	(9)	(13)	(2)	(90)	(19)	(202)	(1)	(167)
Production	-	-	-	-	-	-	-	-
December 31, 2013	49	90	104	1,013	1,078	1,721	64	2,685

North Sea

December 31, 2012	105					20		109
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	1					5		2
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	(5)					9		(4)
Production	-					-		-
December 31, 2013	101					34		107

Offshore Africa

December 31, 2012	55					42		62
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	(1)					-		(1)
Technical Revisions	-					7		1
Production	-					-		-
December 31, 2013	54					49		62

Total Company

December 31, 2012	211	80	105	1,056	1,096	1,651	44	2,868
Discoveries	-	-	-	-	-	1	1	1
Extensions	2	19	-	49	-	261	20	134
Infill Drilling	1	4	-	-	-	19	-	8
Improved Recovery	-	-	-	-	-	-	-	-
Acquisitions	4	-	-	-	-	40	-	10
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	-	-	1	(2)	1	18	-	3
Technical Revisions	(14)	(13)	(2)	(90)	(19)	(186)	(1)	(170)
Production	-	-	-	-	-	-	-	-
December 31, 2013	204	90	104	1,013	1,078	1,804	64	2,854

26	Canadian Natural Resources Limited

PROVED PLUS PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2012	164	284	372	2,122	3,351	5,574	138	7,360
Discoveries	-	1	-	-	-	7	1	3
Extensions	5	55	-	100	-	424	33	264
Infill Drilling	6	15	2	-	-	92	3	41
Improved Recovery	-	1	-	-	-	1	-	1
Acquisitions	12	-	-	-	-	176	2	43
Dispositions	-	-	-	-	-	(1)	-	-
Economic Factors	2	1	1	-	(1)	(81)	(1)	(12)
Technical Revisions	(7)	27	3	(17)	(24)	101	7	6
Production	(16)	(50)	(16)	(35)	(37)	(412)	(9)	(231)
December 31, 2013	166	334	362	2,170	3,289	5,881	174	7,475

North Sea

December 31, 2012	332					102		349
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	7					20		10
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	(7)					5		(6)
Production	(7)					(2)		(7)
December 31, 2013	325					125		346

Offshore Africa

December 31, 2012	158					111		177
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	(1)					-		(1)
Technical Revisions	1					1		1
Production	(5)					(9)		(7)
December 31, 2013	153					103		170

Total Company

December 31, 2012	654	284	372	2,122	3,351	5,787	138	7,886
Discoveries	-	1	-	-	-	7	1	3
Extensions	5	55	-	100	-	424	33	264
Infill Drilling	6	15	2	-	-	92	3	41
Improved Recovery	-	1	-	-	-	1	-	1
Acquisitions	19	-	-	-	-	196	2	53
Dispositions	-	-	-	-	-	(1)	-	-
Economic Factors	1	1	1	-	(1)	(81)	(1)	(13)
Technical Revisions	(13)	27	3	(17)	(24)	107	7	1
Production	(28)	(50)	(16)	(35)	(37)	(423)	(9)	(245)
December 31, 2013	644	334	362	2,170	3,289	6,109	174	7,991

Canadian Natural Resources Limited	27

At December 31, 2013, the company gross proved crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 4,420 MMbbl, and gross proved plus probable crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 6,973 MMbbl.  Proved reserve additions and revisions replaced 152% of 2013 production.  Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 143 MMbbl, and additions to proved plus probable reserves amounted to 243 MMbbl.  Net positive revisions amounted to 123 MMbbl for proved reserves and net negative revisions amounted to 16 MMbbl for proved plus probable reserves, primarily due to technical revisions to prior estimates.

At December 31, 2013, the company gross proved natural gas reserves totaled 4,305 Bcf, and gross proved plus probable natural gas reserves totaled 6,109 Bcf.  Proved reserve additions and revisions replaced 140% of 2013 production.  Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 398 Bcf, and additions to proved plus probable reserves amounted to 719 Bcf.  Net positive revisions amounted to 194 Bcf for proved reserves and 26 Bcf for proved plus probable reserves, primarily due to technical revisions to prior estimates.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped reserves are reserves expected to be recovered from known accumulations and require significant expenditure to develop and make capable of production.  Proved and probable undeveloped reserves were estimated by the Evaluators in accordance with the procedures and standards contained in the COGE Handbook.

Proved Undeveloped Reserves
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2011 First Attributed	8	29	8	70	-	240	21	176
2011 Total	209	79	71	710	288	1,165	37	1,589
2012 First Attributed	6	20	-	77	-	32	1	109
2012 Total	221	96	39	724	418	1,145	38	1,727
2013 First Attributed	3	20	2	-	-	180	13	68
2013 Total	251	98	41	746	363	1,170	43	1,737

Probable Undeveloped Reserves
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2011 First Attributed	4	17	6	17	388	160	14	473
2011 Total	153	37	38	749	1,142	564	20	2,233
2012 First Attributed	8	13	-	283	-	40	3	314
2012 Total	144	47	22	1,046	988	599	24	2,371
2013 First Attributed	3	16	-	16	-	267	20	100
2013 Total	145	50	22	1,001	978	744	42	2,362

28	Canadian Natural Resources Limited

Bitumen (thermal oil) accounts for approximately 43% of the Company’s total proved undeveloped BOE reserves and 42% of the total probable undeveloped BOE reserves.  These undeveloped reserves are scheduled to be developed in a staged approach to align with current operational capacities and efficient capital spending commitments over the next forty years.  These plans are continuously reviewed and updated for internal and external factors affecting planned activity.

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

Future Development Costs

The following table summarizes the undiscounted future development costs, excluding abandonment costs, using forecast prices and costs as of December 31, 2013.

Future Development Costs (Undiscounted)
	North America		North Sea		Offshore Africa		Total
Year	Proved (MM$)	Proved plus Probable (MM$)	Proved (MM$)	Proved plus Probable (MM$)	Proved (MM$)	Proved plus Probable (MM$)	Proved (MM$)	Proved plus Probable (MM$)
2014	4,932	5,631	409	409	162	222	5,503	6,262
2015	5,652	6,378	450	450	316	501	6,418	7,329
2016	4,319	4,965	577	577	313	479	5,209	6,021
2017	3,876	4,512	479	479	14	258	4,369	5,249
2018	2,991	2,767	486	486	13	67	3,490	3,320
Thereafter	31,674	51,024	3,295	3,915	657	774	35,626	55,713
Total	53,444	75,277	5,696	6,316	1,475	2,301	60,615	83,894

Management believes internally generated cash flows, existing credit facilities and access to debt capital markets are sufficient to fund future development costs. We do not anticipate the costs of funding would make the development of any property uneconomic.

Canadian Natural Resources Limited	29

Other Oil and Gas Information

Daily Production

Set forth below is a summary of the production from crude oil, NGLs and natural gas properties for the fiscal years ended December 31, 2013 and 2012.

	2013 Average Daily Production Rates		2012 Average Daily Production Rates
Region	Crude Oil & NGLs (Mbbl)	Natural Gas (MMcf)	Crude Oil & NGLs (Mbbl)	Natural Gas (MMcf)
North America
Northeast British Columbia	14	329	11	340
Northwest Alberta	27	461	24	481
Northern Plains	283	171	271	197
Southern Plains	13	166	12	177
Southeast Saskatchewan	7	3	8	3
Oil Sands Mining & Upgrading	100	-	86	-
North America Total	444	1,130	412	1,198
International
North Sea UK Sector	18	4	20	2
Offshore Africa	16	24	19	20
International Total	34	28	39	22
Company Total	478	1,158	451	1,220

Northeast British Columbia

Significant geological variation extends throughout the productive reservoirs in this region located west of the British Columbia and Alberta border to Prince George, British Columbia, producing light and medium crude oil, NGLs and natural gas.

Crude oil reserves are found primarily in the Halfway formation, while natural gas and associated NGLs are found in numerous carbonate and sandstone formations at depths up to 4,500 vertical meters. The exploration strategy focuses on comprehensive evaluation through two dimensional seismic, three dimensional seismic and targeting economic prospects close to existing infrastructure. The region has a mix of low risk multi-zone targets, deep higher risk exploration plays and

30	Canadian Natural Resources Limited

emerging unconventional shale gas plays. The 2006 acquisition of ACC significantly increased the asset base in this area.  In 2010, a natural gas processing plant with a design capacity of 50 MMcf/d was completed at our Septimus Montney gas play and in 2011 the Company completed a pipeline to a deep cut gas facility which increased liquids recoveries. In 2013 a plant expansion was completed and production capacity of 125 MMcf/d and 12,200 bbl/d of liquids was achieved with the completion of new wells. The southern portion of this region encompasses the Company’s BC Foothills assets where natural gas is produced from the deep Mississippian and Triassic aged reservoirs in this highly deformed structural area.

Northwest Alberta

This region is located along the border of British Columbia and Alberta west of Edmonton, Alberta. The majority of the Company’s initial holdings in the region were obtained through the 2002 acquisition of Rio Alto Exploration Ltd. and the 2006 acquisition of ACC. The ACC acquisition added two very prospective properties to this region, Wild River and Peace River Arch. The Wild River assets provide a premium land base in the deep basin, multi-zone gas fairway and the Peace River Arch assets provide premium lands in a multi-zone region along with key infrastructure. In both 2010 and 2011, the Company purchased additional assets in the area which further complemented the asset base. During 2013, in connection with the 2013 acquisition of Barrick Energy Inc., the Company acquired light crude properties, together with facilities and unproved land. Northwest Alberta provides exploration and exploitation opportunities in combination with an extensive owned and operated infrastructure. In this region, the Company produces liquids rich natural gas from multiple, often technically complex horizons, with formation depths ranging from 700 to 4,500 meters. The northern portion of this core region provides extensive multi-zone opportunities similar to the geology of the Company’s Northern Plains core region. The Company is also pursuing development of shale gas plays in this region. The southern portion provides exploration and development opportunities in the regionally extensive Cretaceous Cardium formation and in the deeper, tight gas formations throughout the region. The Cardium is a complex, tight natural gas reservoir where high productivity may be achieved due to greater matrix porosity or natural fracturing. The south western portion of this region also contains significant Foothills assets with natural gas produced from the deep Mississippian and Triassic aged reservoirs.

Canadian Natural Resources Limited	31

Northern Plains

This region extends just south of Edmonton, Alberta and north to Fort McMurray, Alberta and from the Northwest Alberta region into western Saskatchewan. Over most of the region, both sweet and sour natural gas reserves are produced from numerous productive horizons at depths up to approximately 1,500 meters. In the southwest portion of the region, NGLs and light crude oil are also encountered at slightly greater depths.

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

The Company’s holdings in this region of primary heavy crude oil production are the result of Crown land purchases and acquisitions.  Included in this area is the 100% owned ECHO Pipeline system which is a high temperature, insulated crude oil transportation pipeline that eliminates the requirement for field condensate blending. The pipeline, which has a capacity of up to 72,000 bbl/d, enables the Company to transport its own production volumes at a reduced production cost. This transportation control enhances the Company’s ability to control the full spectrum of costs associated with the development and marketing of its heavy crude oil.

Included in the northern part of this region, approximately 200 miles north of Edmonton, Alberta are the Company’s holdings at Pelican Lake. These assets produce Pelican Lake heavy crude oil from the Wabasca formation with gravities of 12°-17° API. Production costs are low due to the absence of sand production, its associated disposal requirements and the gathering and pipeline facilities in place. The Company has the major ownership position in the necessary infrastructure, including roads, drilling pads, gathering and sales pipelines, batteries, gas plants and compressors, to ensure economic development of the large crude oil pool located on the lands, including the 62% owned and operated Pelican Lake Pipeline. The Company is using an EOR scheme through polymer flooding to increase the ultimate recoveries from the field. At the end of 2013, approximately 56% of the field had been converted to polymer injection. A new 20,000 bbl/d battery was completed in the first half of 2013.

Production of bitumen (thermal oil) from the 100% owned Primrose Field located near Bonnyville, Alberta involves processes that utilize steam to increase the recovery of the bitumen (10°-11°API). The two processes employed by the Company are CSS and SAGD. Both recovery processes inject steam to heat the bitumen deposits, reducing the viscosity and thereby improving its flow characteristics. There is also an infrastructure of gathering systems, a processing plant with a capacity of 119,500 bbl/d, and the 15% Company owned Cold Lake Pipeline. In order to expand its pipeline infrastructure the Company has participated in the expansion of the Cold Lake pipeline with construction anticipated to be completed in 2016. The

32	Canadian Natural Resources Limited

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

During 2013, the Company discovered bitumen emulsion at surface in areas of the Primrose field. The Company’s view is that the cause of the occurrence is mechanical in nature and is working collaboratively with the regulators in the causation review and remediation plans. The Company’s near term steaming plan at the Primrose field has been modified, with steaming being restricted in certain areas until the causation review with the regulators is complete.

The regulatory application for the Kirby In Situ Oil Sands Project (“Kirby South Phase 1”), located approximately 85 km northeast of Lac la Biche, was approved in the third quarter 2010 and sanctioned by the Board of Directors, with construction commencing in the fourth quarter 2010. First steam injection was achieved at Kirby South in September 2013. At December 31, 2013, steam was being circulated through 6 pads with well response as expected. Subsequent to December 31, 2013 15 well pairs have been fully converted to the production stage. In 2012, the Company acquired approximately 49 sections (12,630 hectares) of additional oil sands rights immediately adjacent to Canadian Natural’s Kirby In Situ Oil Sands Expansion Project (“Kirby Expansion Project”). The Company is in the early stages of integrating the acquired lands into the development plan and is expecting to increase production capacity for future phases in Kirby North and Kirby South.

Southern Plains and Southeast Saskatchewan

The Southern Plains region is principally located south of the Northern Plains region to the United States border and extending into western Saskatchewan.

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

The Southeast Saskatchewan area is located in the south eastern portion of the province extending into Manitoba. This region became a core region of the Company in mid-1996. This region produces primarily light sour crude oil from as many as seven productive horizons found at depths up to 2,700 meters.

Canadian Natural Resources Limited	33

Oil Sands Mining and Upgrading

Canadian Natural owns a 100% working interest in its Athabasca oil sands leases in northern Alberta, of which the main lease is subject to a 5% net carried interest in the bitumen development. Horizon is located on these leases, about 70 kilometers north of Fort McMurray, Alberta.  The site is accessible by a private road and private airstrip.  The oil sands resource is found in the Cretaceous McMurray Formation which is further subdivided into three informal members: lower, middle and upper.  Most of Horizon’s oil sands resource is found within the lower and middle McMurray Formation at depths ranging from 50 to 100 meters below the surface.

Horizon Oil Sands includes surface oil sands mining, bitumen extraction, bitumen upgrading and associated infrastructure. Mining of the oil sands is done using conventional truck and shovel technology. The ore is then processed through extraction and froth treatment facilities to produce bitumen, which is upgraded on-site into 34ºAPI SCO. The upgrader capacity is 110,000 bbl/d of SCO.  The SCO is transported from the site by a pipeline with a design capacity of 232,000 bbl/d to the Edmonton area for distribution.  An on-site cogeneration plant with a design capacity of 115 MW provides power and steam for the operations.

Site clearing and pre-construction preparation activities commenced in 2004 following regulatory approvals and the Company received project sanction by the Board of Directors in February 2005, authorizing management to proceed with Phase 1 of Horizon.  First SCO production was achieved during 2009 and production averaged 100,284 bbl/day in 2013.

On January 6, 2011, the Company suspended SCO production at its Horizon operations due to a fire in the primary upgrading coking plant. On August 16, the Company successfully and safely resumed production with first pipeline deliveries commencing on August 18, 2011.

On February 5, 2012, the Company temporarily suspended SCO production to complete unplanned maintenance on the fractionating unit in the primary upgrading facility.  In March 2012, the maintenance was completed and pipeline deliveries re-commenced.

In May 2013, the Company successfully completed a planned maintenance turnaround. During the outage, all major scopes of work were completed including the change out of catalysts in the hydro-treating units.

Overall Horizon Phase 2/3 construction reached approximately 34% physical completion in 2013. Phase 2/3 expansion activity was focused on field construction of the gas recovery unit, sulphur recovery unit, butane treatment unit, coker expansion, tank farms, cooling water tower, tailings, hydrotransport, froth treatment and extraction trains 3 and 4, along with engineering related to the froth treatment plants, extraction retrofit of trains 1 and 2, hydrogen unit, hydrotreater unit, vacuum distillation unit and distillation recovery unit.

34	Canadian Natural Resources Limited

United Kingdom North Sea

Through its wholly owned subsidiary CNR International (U.K.) Limited, formerly Ranger Oil (U.K.) Limited, the Company has operated in the North Sea for over 30 years and has developed a significant database, extensive operating experience and an experienced staff.  In 2013, the Company produced from 11 crude oil fields.

The northerly fields are centered around the Ninian Field where the Company has an 87.1% operated working interest. The central processing facility is connected to other fields including the Columba Terraces and Lyell Fields where the Company operates with working interests of 91.6% to 100%. The Company acquired an additional 67.0% working interest in the Strathspey field in July 2013 and assumed operatorship of the field with total working interest of 73.5%. The Company also has an interest in 8 licences covering 11 blocks and part blocks surrounding the Ninian and Murchison platforms and a 66.5% working interest in the abandoned Hutton Field.

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

In December 2011, the Banff FPSO and subsea infrastructure suffered storm damage. Operations at Banff/Kyle, with combined net production of approximately 3,500 bbl/d, were suspended. The FPSO is currently undergoing repairs and is targeted to be back in the field early in the third quarter of 2014. The associated repair costs, net of insurance recoveries, are not expected to be significant. The financial impact to operations has been partially mitigated through receipt of business interruption insurance proceeds.

During 2013, the Company received Brownfield Allowance approvals for the Tiffany and Ninian fields. At the Tiffany field, the Company completed one injection well conversion and drilled one production well with production of approximately 1,500 bbl/d. The Company also commenced drilling in the Ninian field in the fourth quarter of 2013.

The decommissioning activities at the Murchison platform commenced in the fourth quarter of 2013 and the Company estimates the decommissioning efforts will continue for approximately 5 years. In 2013, the Company entered into a Decommissioning Relief Deed (“DRD”) with the UK government. The DRD is a contractual mechanism whereby the UK government guarantees its participation in future field abandonments through a recovery of PRT and corporate income tax.

Canadian Natural Resources Limited	35

Offshore Africa

Côte d’Ivoire

The Company owns interests in four exploration licences offshore Côte d’Ivoire.

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

During the fourth quarter of 2011, the Company sanctioned an 8 well drilling program at the Espoir field. Due to operational and safety issues with the drilling contractor, the drilling rig was de-mobilized. The Company is seeking a drilling rig and is assessing the opportunity to commence drilling in the latter half of 2014.

The Company has a 57.6% operated interest in the Baobab Field, located in Block CI-40, which is eight kilometers south of the Espoir facilities. Production from the Baobab field commenced in 2005 and the Company carried out a drilling program in 2008 and 2009 to restore production from certain wells shut in due to control of sand and solids production issues. In 2013, there was a temporary shut in of the Baobab field due to a FPSO mooring line failure. Turnaround activities were advanced into this timeframe and production in the Baobab field was reinstated in late January 2014. The Company plans to perform permanent repairs on the mooring lines in March 2014. During 2013, the Company contracted a drilling rig for a 6 well drilling program. The rig is expected to arrive in country no later than the first quarter of 2015.

In 2012, the Company acquired a 36% non-operated working interest in Block CI-514. This block’s areal extent is approximately 1,250 square km and the Company believes this block is prospective for deepwater channel/fan plays similar to other discoveries in Ghana and elsewhere offshore Africa. A seismic program has been completed and a drilling rig has been contracted to commence drilling in March 2014.

In 2013, the Company acquired a 60% operated working interest in Block CI-12 which is prospective for deepwater channel/fan structures. The block is located approximately 35km west of the Company’s current production at Espoir and Baobab. A 3D seismic program has been completed and the data is currently being processed with potential exploration drilling targeted for 2015.

36	Canadian Natural Resources Limited

Gabon

The Company has a permit comprising a 92% operating interest in the production sharing agreement for the block containing the Olowi Field. The field is located about 20 kilometers from the Gabonese coast and in 30 meters water depth. First crude oil production was achieved during the second quarter of 2009 at Platform C and during 2010 on Platform A and B. In mid 2011, production was temporarily suspended as a result of a failure in the mid-water arch. Production was reinstated in mid August 2011. During 2012 a second failure of the mid-water arch occurred. The mid-water arch was stabilized and production was reinstated in late Q1 2013.

South Africa

In May 2012 the Company completed the conversion of its 100% owned natural oil prospecting sub-lease in respect of Block 11B/12B off the south east coast of South Africa into an exploration right for petroleum in respect of this area.  During 2013, the Company disposed of a 50% interest in its exploration right in South Africa, for net cash consideration of US$255 million, including a recovery of US$14 million of past incurred costs. In the event that a commercial crude oil or natural gas discovery occurs on this exploration right, resulting in the exploration right being converted into a production right, an additional cash payment would be due to the Company at such time, amounting to US$450 million for a commercial crude oil discovery and US$120 million for a commercial natural gas discovery.

Canadian Natural Resources Limited	37

Producing and Non Producing Crude Oil and Natural Gas Wells

Set forth below is a summary of the number of wells in which the Company has a working interest that were producing or mechanically capable of producing as of December 31, 2013.

	Natural Gas Wells		Crude Oil Wells		Total Wells
Producing	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	13,036.0	10,024.5	9,019.0	8,148.0	22,055.0	18,172.5
British Columbia	1,592.0	1,349.2	218.0	186.2	1,810.0	1,535.4
Saskatchewan	9,831.0	6,904.6	2,676.0	2,190.9	12,507.0	9,095.5
Manitoba	-	-	202.0	198.5	202.0	198.5
Total Canada	24,459.0	18,278.3	12,115.0	10,723.6	36,574.0	29,001.9
United States	1.0	0.1	2.0	0.3	3.0	0.4
North Sea UK Sector	2.0	1.5	72.0	63.5	74.0	65.0
Offshore Africa
Côte d’Ivoire	-	-	20.0	11.7	20.0	11.7
Gabon	-	-	13.0	12.0	13.0	12.0
Total	24,462.0	18,279.9	12,222.0	10,811.1	36,684.0	29,091.0
Set forth below is a summary of the number of wells in which the Company has a working interest that were not producing or not mechanically capable of producing as of December 31, 2013.

	Natural Gas Wells		Crude Oil Wells		Total Wells
Non Producing	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	5,087.0	3,970.9	6,571.0	5,885.3	11,658.0	9,856.2
British Columbia	1,445.0	1,187.6	386.0	317.2	1,831.0	1,504.8
Saskatchewan	1,475.0	1,249.2	2,210.0	1,890.3	3,685.0	3,139.5
Manitoba	2.0	2.0	28.0	26.1	30.0	28.1
Northwest Territories	36.0	20.7	-	-	36.0	20.7
Total Canada	8,045.0	6,430.4	9,195.0	8,118.9	17,240.0	14,549.3
United States	-	-	3.0	0.5	3.0	0.5
North Sea UK Sector	2.0	1.5	46.0	39.4	48.0	40.9
Offshore Africa
Côte d’Ivoire	-	-	10.0	5.8	10.0	5.8
Gabon	-	-	-	-	-	-
Total	8,047.0	6,431.9	9,254.0	8,164.6	17,301.0	14,596.5

38	Canadian Natural Resources Limited

Properties With Attributed and No Attributed Reserves

The following table summarizes the Company’s landholdings as at December 31, 2013.

	Proved Properties		Unproved Properties		Total Acreage		Average Working Interest
Region (thousands of acres)	Gross	Net	Gross	Net	Gross	Net	%
North America
Northeast British Columbia	963	807	3,740	2,956	4,703	3,763	80
Northwest Alberta	1,299	1,001	2,887	2,454	4,186	3,455	83
Northern Plains	2,416	2,068	7,833	7,131	10,249	9,199	90
Southern Plains	1,969	1,748	1,281	1,128	3,250	2,876	88
Southeast Saskatchewan	131	120	113	106	244	226	93
Thermal In Situ Oil Sands	84	84	939	838	1,023	922	90
Oil Sands Mining & Upgrading	22	22	59	59	81	81	100
Non-core Regions	13	3	1,034	258	1,047	261	25
North America Total	6,897	5,853	17,886	14,930	24,783	20,783	84

International
North Sea UK Sector	63	55	131	110	194	165	85
Offshore Africa
Côte d’Ivoire	10	6	671	326	681	332	49
Gabon	-	-	152	140	152	140	92
South Africa	-	-	4,002	2,001	4,002	2,001	50
International Total	73	61	4,956	2,577	5,029	2,638	52
Company Total	6,970	5,914	22,842	17,507	29,812	23,421	79

Where the Company holds interests in different formations under the same surface area pursuant to separate leases, the acreage for each lease is included in the gross and net amounts.

Canadian Natural has approximately 0.8 million net acres attributed to our North America properties which are currently expected to expire by December 31, 2014.

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

Additional Information Concerning Abandonment and Reclamation Costs

For 2013, the Company’s capital expenditures included $207 million for abandonment expenditures and the Company expects approximately $558 million of abandonment expenditures to be incurred over the next 3 years. The Company’s estimated undiscounted ARO at December 31, 2013 was $11,867 million and discounted at 10% is approximately $1,742 million. The Company expects to incur abandonment and reclamation costs on 48,693 net wells.

The abandonment and reclamation costs were not deducted in estimating the Company’s future net revenue for December 31, 2014 as the reserve evaluation includes only abandonment costs for future drilling locations that have been assigned reserves.

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

2013 Costs Incurred in Crude Oil, NGLs and Natural Gas Activities

MM$	North America	North Sea	Offshore Africa	Total
Property Acquisitions
Proved	250	2	-	252
Unproved	92	-	4	96
Exploration	(2)	-	25	23
Development	6,152	297	97	6,546
	6,492	299	126	6,917
Disposition of 50% interest in South Africa exploration right	-	-	(263)	(263)
Net non-cash costs (1)	126	35	17	178
Costs Incurred	6,618	334	(120)	6,832
(1)	Non-cash costs are comprised primarily of changes in asset retirement obligations.

40	Canadian Natural Resources Limited

Exploration and Development Activities

Set forth below are summaries of crude oil, NGLs, and natural gas drilling activities completed by the Company for the fiscal year ended December 31, 2013 by geographic region along with a general discussion of 2013 activity.

	2013 Exploratory Wells
		Crude Oil	Natural Gas	Dry	Service	Stratigraphic	Total
North America
Northeast British Columbia	Gross	-	1.0	-	-	-	1.0
	Net	-	1.0	-	-	-	1.0
Northwest Alberta	Gross	7.0	4.0	2.0	-	-	13.0
	Net	6.0	3.5	2.0	-	-	11.5
Northern Plains	Gross	46.0	-	3.0	-	-	49.0
	Net	44.3	-	3.0	-	-	47.3
Southern Plains	Gross	-	-	2.0	-	-	2.0
	Net	-	-	2.0	-	-	2.0
Southeast Saskatchewan	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
Oil Sands Mining	Gross	-	-	-	-	-	-
and Upgrading	Net	-	-	-	-	-	-
Non-core Regions	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
North America Total	Gross	53.0	5.0	7.0	-	-	65.0
	Net	50.3	4.5	7.0	-	-	61.8
North Sea UK Sector	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
Offshore Africa	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
Company Total	Gross	53.0	5.0	7.0	-	-	65.0
	Net	50.3	4.5	7.0	-	-	61.8

Canadian Natural Resources Limited	41

	2013 Development Wells
		Crude Oil	Natural Gas	Dry	Service	Stratigraphic	Total
North America
Northeast British Columbia	Gross	2.0	28.0	1.0	-	-	31.0
	Net	2.0	27.4	1.0	-	-	30.4
Northwest Alberta	Gross	46.0	19.0	2.0	-	-	67.0
	Net	37.4	9.4	2.0	-	-	48.8
Northern Plains	Gross	1,026.0	8.0	19.0	28.0	121.0	1,202.0
	Net	976.7	2.7	17.6	28.0	121.0	1,146.0
Southern Plains	Gross	26.0	-	2.0	1.0	-	29.0
	Net	26.0	-	2.0	1.0	-	29.0
Southeast Saskatchewan	Gross	26.0	-	-	-	-	26.0
	Net	23.5	-	-	-	-	23.5
Oil Sands Mining	Gross	-	-	-	9.0	225.0	234.0
and Upgrading	Net	-	-	-	9.0	225.0	234.0
Non-core Regions	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
North America Total	Gross	1,126.0	55.0	24.0	38.0	346.0	1,589.0
	Net	1,065.6	39.5	22.6	38.0	346.0	1,511.7
North Sea UK Sector	Gross	1.0	-	-	-	-	1.0
	Net	1.0	-	-	-	-	1.0
Offshore Africa	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
Company Total	Gross	1,127.0	55.0	24.0	38.0	346.0	1,590.0
	Net	1,066.6	39.5	22.6	38.0	346.0	1,512.7
Total success rate, excluding service and stratigraphic test wells, for 2013 is 97%.

2014 Crude Oil and Natural Gas Activity

The Company’s 2014 guidance as follows does not reflect the potential impact of the agreement announced on February 19, 2014 to acquire certain producing Canadian crude oil and natural gas properties based on a targeted closing date of April 1, 2014.

Drilling activity (number of net wells)	2014 Guidance
Targeting natural gas	61
Targeting crude oil	1,014
Targeting thermal in situ	15
Stratigraphic test / service wells – Exploration and Production	39
Stratigraphic test / service wells – Thermal in situ	184
Stratigraphic test / service wells – Oil Sands Mining and Upgrading	260
Total	1,573

42	Canadian Natural Resources Limited

2014 North America Activity

The 2014 North America natural gas drilling program is highlighted by the continued high-grading of the Company’s natural gas asset base. The 2014 North America crude oil drilling program is highlighted by a strong primary heavy crude oil program and continued development of the Pelican Lake and the Primrose thermal projects.

2014 Oil Sands Mining and Upgrading Activity

The Company continues to execute its disciplined strategy of staged expansion and work remains on track. The budgeted project capital expenditures reflect the Board of Directors approval of approximately $2.5 - $2.9 billion in targeted strategic expansion.

2014 North Sea Activity

During 2014, the Company is currently targeting to drill wells in the Ninian field in the North Sea.

2014 Offshore Africa Activity

During 2014, the Company is currently targeting to commence drilling wells in the Espoir field in Côte d’Ivoire.

Production Estimates

The following table illustrates the estimated 2014 gross daily proved and probable production reflected in the reserve reports as of December 31, 2013 using forecast prices and costs.

	Light and Medium Crude Oil (bbl/d)	Primary Heavy Crude Oil (bbl/d)	Pelican Lake Heavy Crude Oil (bbl/d)	Bitumen (Thermal Oil) (bbl/d)	Synthetic Crude Oil (bbl/d)	Natural Gas (MMcf/d)	Natural Gas Liquids (bbl/d)	Barrels of Oil Equivalent (BOE/d)
PROVED
North America	43,843	141,671	47,560	127,518	105,000	1,082	26,443	672,319
North Sea	24,956					14		27,384
Offshore Africa	11,460					25		15,600
Total Proved	80,259	141,671	47,560	127,518	105,000	1,121	26,443	715,303
PROBABLE
North America	3,132	13,406	1,290	6	4,850	77	3,809	39,255
North Sea	2,616					2		3,032
Offshore Africa	696					-		745
Total Probable	6,444	13,406	1,290	6	4,850	79	3,809	43,032

Canadian Natural Resources Limited	43

Production History

	2013
	Q1	Q2	Q3	Q4	Year Ended

North America Production and Netbacks by Product Type (1)

Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	42,685	41,612	43,045	45,398	43,192
Netbacks ($/bbl)
Sales price (2)	$80.87	$88.85	$100.30	$80.70	$87.62
Transportation	2.34	2.62	2.77	2.30	2.50
Royalties	14.02	16.38	18.23	13.72	15.57
Production expenses	21.33	22.73	22.25	20.63	21.71
Netback	$43.18	$47.12	$57.05	$44.05	$47.84

Primary Heavy Crude Oil
Average daily production (before royalties) (bbl/d)	133,398	136,071	140,491	134,643	136,166
Netbacks ($/bbl)
Sales price (2)	$51.45	$71.75	$89.76	$61.75	$69.06
Transportation	2.64	2.71	2.72	2.96	2.76
Royalties	7.17	10.46	16.39	8.24	10.66
Production expenses	16.61	16.50	15.73	16.31	16.28
Netback	$25.03	$42.08	$54.92	$34.24	$39.36

Pelican Lake Heavy Crude Oil
Average daily production (before royalties) (bbl/d)	38,020	41,681	45,515	46,084	42,854
Netbacks ($/bbl)
Sales price (2)	$54.41	$75.17	$90.32	$60.19	$70.62
Transportation	3.13	3.57	3.73	3.20	3.42
Royalties	9.23	10.11	15.40	9.51	11.17
Production expenses	13.47	11.19	9.43	9.25	10.69
Netback	$28.58	$50.30	$61.76	$38.23	$45.34

Bitumen (Thermal Oil)
Average daily production (before royalties) (bbl/d)	108,890	90,051	109,200	78,069	96,503
Netbacks ($/bbl)
Sales price (2)	$50.42	$65.99	$86.68	$57.97	$66.14
Transportation	2.78	2.09	1.85	0.10	1.81
Royalties	7.27	12.28	16.29	6.51	10.92
Production expenses	10.88	11.75	8.86	13.26	10.97
Netback	$29.49	$39.87	$59.68	$38.10	$42.44

SCO
Average daily production (before royalties) (bbl/d)	108,782	67,954	111,959	112,273	100,284
Netbacks ($/bbl)
Sales price (2)	$96.19	$99.63	$114.19	$92.05	$100.75
Transportation	1.58	1.72	1.52	1.51	1.57
Royalties (3)	3.81	4.41	6.82	5.06	5.11
Production expenses (4)	39.93	44.94	39.90	39.05	40.57
Netback	$50.87	$48.56	$65.95	$46.43	$53.50

Natural Gas
Average daily production (before royalties) (MMcf/d)	1,125	1,092	1,136	1,165	1,130
Netbacks ($/Mcf)
Sales price (2)	$3.37	$3.90	$3.00	$3.46	$3.43
Transportation	0.29	0.29	0.27	0.28	0.29
Royalties	0.09	0.25	0.06	0.17	0.14
Production expenses	1.52	1.38	1.33	1.32	1.39
Netback	$1.47	$1.98	$1.34	$1.69	$1.61

44	Canadian Natural Resources Limited

Production History

	2013
	Q1	Q2	Q3	Q4	Year Ended

Natural Gas Liquids
Average daily production (before royalties) (bbl/d)	22,496	22,038	27,278	28,037	24,984
Netbacks ($/bbl)
Sales price (2)	$60.29	$57.93	$55.95	$55.07	$57.10
Transportation	0.41	1.17	1.13	1.32	1.03
Royalties	12.78	12.73	5.54	6.92	9.12
Production expenses	9.70	9.33	7.75	7.57	8.48
Netback	$37.40	$34.70	$41.53	$39.26	$38.47

North Sea Production and Netbacks by Product Type (1)

Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	18,774	18,901	15,522	20,155	18,334
Netbacks ($/bbl)
Sales price (2)	$114.28	104.47	$117.30	$113.84	$112.46
Transportation	1.05	0.63	0.84	0.57	0.75
Royalties	0.41	0.34	0.31	0.28	0.33
Production expenses	74.65	47.85	78.66	65.41	66.19
Netback	$38.17	$55.65	$37.49	$47.58	$45.19

Natural Gas
Average daily production (before royalties) (MMcf/d)	1	4	4	7	4
Netbacks ($/Mcf)
Sales price (2)	$3.65	$7.03	$6.12	$5.05	$5.69
Transportation	1.13	0.34	0.33	0.23	0.36
Royalties	-	-	-	-	-
Production Expenses	3.77	3.53	5.79	4.81	4.67
Netback	$(1.25)	$3.16	$0.00	$0.01	$0.66

Offshore Africa Production and Netbacks by Product Type (1)

Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	16,112	18,055	16,172	13,379	15,923
Netbacks ($/bbl)
Sales price (2)	$113.70	$107.71	$119.48	$108.25	$110.21
Transportation	-	-	-	-	-
Royalties	17.71	18.38	30.83	16.41	18.18
Production expenses	25.72	17.98	25.13	29.31	25.32
Netback	$70.27	$71.35	$63.52	$62.53	$66.71

Natural Gas
Average daily production (before royalties) (MMcf/d)	24	26	23	23	24
Netbacks ($/Mcf)
Sales price (2)	$10.24	$10.02	$10.47	$11.13	$10.45
Transportation	0.14	0.14	0.15	0.15	0.14
Royalties	1.57	1.68	2.06	2.04	1.83
Production expenses	2.24	2.34	2.82	2.73	2.53
Netback	$6.29	$5.86	$5.44	$6.21	$5.95
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.
(3)	Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.
(4)	Adjusted cash production costs on a per unit basis are based on sales volumes excluding the period of turnaround/suspension of production.

Canadian Natural Resources Limited	45

SELECTED FINANCIAL INFORMATION

		Year Ended December 31
(MM$, except per common share information)		2013	2012

Product sales		$17,945	$16,195
Net earnings		$2,270	$1,892
Per common share	– basic	$2.08	$1.72
	– diluted	$2.08	$1.72
Adjusted net earnings from operations (1)		$2,435	$1,618
Per common share	– basic	$2.24	$1.48
	– diluted	$2.23	$1.47
Cash flow from operations (1)		$7,477	$6,013
Per common share	– basic	$6.87	$5.48
	– diluted	$6.86	$5.47
Dividends declared per common share		$0.575	$0.42
Total assets		$51,754	$48,980
Total long-term liabilities		$20,748	$20,721
Capital expenditures, net of dispositions		$7,274	$6,308
(1)
These non-GAAP measures are reconciled to net earnings as determined in accordance with IFRS in the “Net Earnings and Cash Flow from Operations” section of the Company’s MD&A which is incorporated by reference into this document.

DIVIDEND HISTORY

On January 17, 2001 the Board of Directors approved a dividend policy for the payment of regular quarterly dividends. Dividends have been paid on the first day of January, April, July and October of each year since April 2001.The dividend policy of the Company undergoes a periodic review by the Board of Directors and is subject to change at any time depending upon the earnings of the Company, its financial requirements and other factors existing at the time.

The following table shows the aggregate amount of the cash dividends declared per common share of the Company and accrued in each of its last three years ended December 31.

	2013	2012	2011

Cash dividends declared per common share	$0.575	$0.42	$0.36

In March 2013 the Company’s Board of Directors increased the cash dividend on common shares, approving a 20% increase in the quarterly dividend from $0.105 per common share to $0.125 per common share effective with the April 1, 2013 payment. The Board further increased the quarterly dividend to $0.20 per common share, an 80% increase, beginning with the January 1, 2014 payment with a subsequent increase of 12.5% to $0.225 per common share quarterly commencing with the April 1, 2014 payment.

46	Canadian Natural Resources Limited

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

Preferred Shares

The Company has no preferred shares outstanding. The Company is authorized to issue an unlimited number of Preferred Shares issuable in one or more series. The directors of the Company are authorized to fix, before the issue thereof, the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series.

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

	Senior Unsecured Debt Securities	Commercial Paper	Outlook/Trend
Moody’s Investors Service Inc. (“Moody’s”)	Baa1	P-2	Stable
Standard & Poor’s Rating Services (“S&P”) (1)	BBB+	A-2	Stable
DBRS Limited (“DBRS”)	BBB (high)	-	Stable
(1)	S&P assigns a rating outlook to Canadian Natural and not to individual long-term debt instruments.

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

Canadian Natural Resources Limited	47

outlook, consideration is given to any changes in the economic and/or fundamental business conditions. S&P credit ratings on commercial paper are on a short-term debt rating scale that ranges from A-1 to D, representing the range of such securities rated from highest to lowest quality. A rating of A-2 by S&P is the second highest of seven categories and indicates that the obligor is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories, but the obligor’s capacity to meet its financial commitment on these obligations is satisfactory.

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

MARKET FOR CANADIAN NATURAL RESOURCES LIMITED SECURITIES

The Company’s common shares are listed and posted for trading on Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol CNQ. Set forth below is the trading activity of the Company’s common shares on the TSX in 2013.

2013 Monthly Historical Trading on TSX
Month	High	Low	Close	Volume Traded
January	$31.64	28.66	30.12	62,999,864
February	$31.81	29.77	31.52	43,708,251
March	$33.91	30.47	32.57	72,335,362
April	$32.86	29.21	29.55	72,121,949
May	$32.43	28.78	30.90	58,227,267
June	$30.79	28.44	29.65	53,649,679
July	$34.64	29.72	31.83	102,209,869
August	$33.05	30.45	32.14	39,785,610
September	$33.10	31.94	32.37	35,219,682
October	$34.05	31.73	33.09	43,827,749
November	$35.55	31.92	34.58	50,996,457
December	$36.04	33.67	35.94	47,921,695
During 2013, the Company purchased 10,164,800 common shares under a Normal Course Issuer Bid at a weighted average purchase price of $31.46 per common share for a total cost of approximately $320 million.

48	Canadian Natural Resources Limited

DIRECTORS AND OFFICERS

The names, municipalities of residence, offices held with the Company and principal occupations of the Directors and Officers of the Company for the 5 preceding years, are set forth below. Further detail on the Directors and Named Executive Officers are found in the Company’s Information Circular dated March 19, 2014 incorporated herein by reference.

Name	Position Presently Held	Principal Occupation During Past 5 Years

Catherine M. Best, FCA, ICD.D Calgary, Alberta Canada	Director (1)(2) (age 60)
Corporate director. She has served continuously as a director of the Company since November 2003 and is currently serving on the board of directors of Superior Plus Corporation, Aston Hill Financial Inc. and AltaGas Ltd.  She is also a member of the Board of the Alberta Children’s Hospital Foundation, The Calgary Foundation, The Wawanesa Mutual Insurance Company and serves as a volunteer member of the Audit Committee of the Calgary Stampede and of the Audit Committee of the University of Calgary.

N. Murray Edwards Calgary/Banff, Alberta Canada	Chairman and Director (5) (age 54)
President, Edco Financial Holdings Ltd. (private management and consulting company). He has served continuously as a director of the Company since September 1988. Currently is Chairman and serving on the board of directors of Ensign Energy Services Inc. and Magellan Aerospace Corporation.

Timothy W. Faithfull Oxford, England	Director (1)(3) (age 69)
Independent businessman and corporate director. He has served continuously as a director of the Company since November 2010. He is Chairman of the Starehe Endowment Fund in the UK and a Council Member of the Canada – UK Colloquia and is currently serving on the board of directors of TransAlta Corporation, AMEC plc, ICE Futures Europe, LIFFE Administration and Management and Shell Pension Trust Limited, a private pension trust.

Honourable Gary A. Filmon, P.C., O.C., O.M. Winnipeg, Manitoba Canada	Director (1)(4) (age 71)
Corporate director. He has served continuously as a director of the Company since February 2006 and is currently serving on the board of directors of MTS Allstream Inc., Arctic Glacier Income Trust, and Exchange Income Corporation.

Christopher L. Fong Calgary, Alberta Canada	Director (3)(5) (age 64)
Corporate director. Until his retirement in May 2009 he was Global Head, Corporate Banking, Energy with RBC Capital Markets. He has served continuously as a director of the Company since November 2010.  He was appointed Advisor to the Alberta’s Department of Energy’s Competitive Review process in 2009. He is currently serving on the board of directors of Anderson Energy Ltd., Computer Modelling Group Ltd. and sits on the Petroleum Advisory Committee of the Alberta Securities Commission.

Ambassador Gordon D. Giffin Atlanta, Georgia USA	Director (1)(4) (age 64)
Senior Partner, McKenna Long & Aldridge LLP (law firm) since May 2001. He has served continuously as a director of the Company since May 2002. Currently serving on the board of directors of Canadian National Railway Company, Canadian Imperial Bank of Commerce, Element Financial Corporation, Just Energy Corp., and TransAlta Corporation.

Canadian Natural Resources Limited	49

Name	Position Presently Held	Principal Occupation During Past 5 Years

Wilfred A. Gobert Calgary, Alberta Canada	Director (2)(4)(5) (age 66)
Independent businessman. He has served continuously as a director since November 2010.  He is currently serving on the board of directors of Gluskin Sheff & Associates, Trilogy Energy Corp., and Manitok Energy Inc.

Steve W. Laut Calgary, Alberta Canada	President and Director (3) (age 56)	Officer of the Company. He has served continuously as a director of the Company since August 2006.

Keith A.J. MacPhail Calgary, Alberta Canada	Director (3)(5) (age 57)
Executive Chairman of Bonavista Energy Corporation since November 2012 and prior thereto, Chairman and CEO of Bonavista since 1997. He is also Chairman of NuVista Energy Ltd. since July 2003. He has served continuously as a director of the Company since October 1993. He is currently serving on the board of directors of Bonavista Energy Corporation and NuVista Energy Ltd.

Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C. Cap Pelé, New Brunswick Canada	Director (2)(4) (age 66)
Deputy Chair, TD Bank Group (financial services). He has served continuously as a director of the Company since August 2006. Currently serving on the board of directors of Brookfield Asset Management Inc.

Dr. Eldon R. Smith, O.C., M.D. Calgary, Alberta Canada	Director (2)(3) (age 74)
President of Eldon R. Smith & Associates Ltd., (a private health care consulting company) since 2001, and is Emeritus Professor of Medicine and Former Dean, Faculty of Medicine, University of Calgary. He has served continuously as a director of the Company since May 1997. Currently serving on the board of directors of Intellipharmaceutics International Inc., Resverlogix Corp., and Aston Hill Financial Inc.

David A. Tuer Calgary, Alberta Canada	Director (1)(5) (age 64)
Vice-Chairman and Chief Executive Officer of Teine Energy Ltd. (private oil and gas exploration company) and served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd. the predecessor to Teine Energy Ltd. also a private oil and gas exploration company from 2008 to 2010.  Prior thereto he was Chairman, Calgary Health Region from 2001 to 2008 and Executive Vice-Chairman BA Energy Inc. from 2005 to 2008 when it was acquired by its parent company Value Creation Inc. through a Plan of Arrangement. He has served continuously as a director of the Company since May 2002. Currently serving on the board of directors of Altalink Management LLP., a private limited partnership.

Jeffrey J. Bergeson Calgary, Alberta Canada	Vice-President, Exploitation West (age 57)	Officer of the Company.

Corey B. Bieber Calgary, Alberta Canada	Chief Financial Officer and Senior Vice-President, Finance (age 50)	Officer of the Company.

50	Canadian Natural Resources Limited

Name	Position Presently Held	Principal Occupation During Past 5 Years

Bryan C. Bradley Calgary, Alberta Canada	Vice-President, Marketing (age 48)	Officer of the Company since November 2011; prior thereto Manager Crude Oil Marketing from November 2006 to November 2011.

Mary-Jo E. Case Calgary, Alberta Canada	Senior Vice-President, Land & Human Resources (age 55)	Officer of the Company.

Michael A. Catley Calgary, Alberta Canada	Vice-President, Conventional and Thermal Field Operations (age 53)
Officer of the Company since January 29, 2013; prior thereto Manager, Eastern Operations from October 2006 to October 2010; Vice-President, Bitumen Production from October 2010 to April 2011; Director, Supply Management Operations from April 2011 to June 2012 and most recently Director, Field Operations Eastern and Thermal from June 2012 to January 2013.

William R. Clapperton Calgary, Alberta Canada	Vice-President, Regulatory, Stakeholder and Environmental Affairs (age 51)	Officer of the Company.

James F. Corson Calgary, Alberta Canada	Vice-President, Human Resources & Labour Relations (age 63)	Officer of the Company.

Réal M. Cusson Calgary, Alberta Canada	Senior Vice-President, Marketing (age 63)	Officer of the Company.

Randall S. Davis Calgary, Alberta Canada	Vice-President, Finance & Accounting (age 47)	Officer of the Company.

Réal J. H. Doucet Calgary, Alberta Canada	Senior Vice-President, Horizon Projects (age 61)	Officer of the Company.

Darren M. Fichter Calgary, Alberta Canada	Vice-President, Exploitation, East (age 43)
Officer of the Company since January 2012; prior thereto Manager, Heavy Oil South April 2004 to June 2009 and most recently Vice-President, Exploitation of CNR International (U.K.) Limited, a wholly owned subsidiary of the Company, from June 2009 to January 2012.

Allan E. Frankiw Calgary, Alberta Canada	Vice-President, Production, East (age 57)	Officer of the Company.

Canadian Natural Resources Limited	51

Name	Position Presently Held	Principal Occupation During Past 5 Years

Jay Froc Calgary, Alberta Canada	Vice-President, Infrastructure, Logistics and Project Controls (age 48)	Officer of the Company since June 2013. Most recently held various positions with Suncor Energy Inc. since 2006.

Douglas A. Gardener Calgary, Alberta Canada	Vice-President, Exploration, Central (age 62)	Officer of the Company since January 2012; prior thereto Chief Geologist with the Company from December 2006 to January 2012.

Dean W. Halewich Calgary, Alberta Canada	Vice-President, Facilities and Pipelines (age 46)	Officer of the Company since September 2011; prior thereto Manager, Facilities Engineering from February 2002 to May 2011 and most recently Manager, Thermal Projects from May 2011 to September 2011.

Timothy J. Hamilton Calgary, Alberta Canada	Vice-President, Production, West (age 58)
Officer of the Company since February 2010; prior thereto Manager Production, British Columbia South from January 2007 to September 2009 and most recently Manager Production, British Columbia from September 2009 to February 2010.

Murray G. Harris Calgary, Alberta Canada	Vice-President, Financial Controller and Horizon Accounting (age 50)	Officer of the Company since March 2012; prior thereto Financial Controller from June 2005 to March 2012.

David B. Holt Calgary, Alberta Canada	Vice-President, Production, Central (age 48)
Officer of the Company since September 2011; prior thereto Production Manager, Heavy Oil North from January 2003 to September 2011 and most recently Vice-President, Production West from September 2011 to January 2012.

John A. Howard Calgary, Alberta Canada	Vice-President, Thermal Production (age 55)
Officer of the Company since September 2011; prior thereto Project Manager, Bitumen Upgrading from May 2006 to May 2007; Manager, Deep Basin Production from May 2007 to October 2009 and most recently Manager, SAGD Production from October 2009 to September 2011.

Peter J. Janson Calgary, Alberta Canada	Senior Vice-President, Horizon Operations (age 56)	Officer of the Company.

Terry J. Jocksch Calgary, Alberta Canada	Senior Vice-President, Thermal (age 46)	Officer of the Company.

Pamela A. Jones Calgary, Alberta Canada	Vice-President, Safety and Asset Integrity (age 51)	Officer of the Company since May 2011; prior thereto Project Integration Manager from July 2007 to January 2011 and most recently Manager, Special Projects Assets from January 2011 to May 2011.

Philip A. Keele Calgary, Alberta Canada	Vice-President, Mining (age 54)	Officer of the Company.

52	Canadian Natural Resources Limited

Name	Position Presently Held	Principal Occupation During Past 5 Years

Allen M. Knight Calgary, Alberta Canada	Senior Vice-President, International & Corporate Development (age 64)	Officer of the Company.

Kevin Kowbel Calgary, Alberta Canada	Vice-President, Drilling and Completions (age 43)	Officer of the Company since January 2012; prior thereto Drilling Manager from April 2006 to January 2012.

Ronald K. Laing Calgary, Alberta Canada	Vice-President, Commercial Operations (age 44)	Officer of the Company.

Bruce E. McGrath Calgary, Alberta Canada	Corporate Secretary (age 64)	Officer of the Company.

Tim S. McKay Calgary, Alberta Canada	Executive Vice President, Chief Operating Officer (age 52)	Officer of the Company.

Casey D. McWhan Calgary, Alberta Canada	Vice-President, Bitumen Production (age 51)
Officer of the Company since November 2011; prior thereto President, Modec du Brasil from January 2006 to September 2008; Senior Vice-President, Prosafe Production from September 2008 to January 2010 and most recently Continuous Process Improvement Lead with the Company from April 2010 to November 2011.

Paul M. Mendes Calgary, Alberta Canada	Vice-President, Legal and General Counsel (age 48)	Officer of the Company since February 2010; prior thereto Director, Legal Services, Horizon from January 2007 to February 2010.

Leon Miura Calgary, Alberta Canada	Vice-President, Horizon Downstream Projects (age 59)	Officer of the Company.

S. John Parr Calgary, Alberta Canada	Vice-President, Thermal Projects (age 53)	Officer of the Company.

David A. Payne Calgary, Alberta Canada	Vice-President, Exploitation, Central (age 52)	Officer of the Company.

Canadian Natural Resources Limited	53

Name	Position Presently Held	Principal Occupation During Past 5 Years

William R. Peterson Calgary, Alberta Canada	Senior Vice-President, Production and Development Operations (age 47)	Officer of the Company.

Douglas A. Proll Calgary, Alberta Canada	Executive Vice-President (age 63)	Officer of the Company.

David W. Reed Calgary, Alberta Canada	Vice-President, Horizon Upgrading & Utilities (age 64)	Officer of the Company since August 2012; prior thereto Vice-President Tesoro Corporation from May 2007 to November 2011.

Joy P. Romero Calgary, Alberta Canada	Vice-President, Technology Development (age 57)	Officer of the Company.

Sheldon L. Schroeder Fort McMurray, Alberta Canada	Vice-President, Horizon Upstream Projects (age 46)	Officer of the Company.

Kendall W. Stagg Calgary, Alberta Canada	Vice-President, Exploration, West (age 52)	Officer of the Company.

Scott G. Stauth Calgary, Alberta Canada	Senior Vice-President, North American Operations (age 48)	Officer of the Company.

Lyle G. Stevens Calgary, Alberta Canada	Executive Vice-President, Canadian Conventional (age 59)	Officer of the Company.

Stephen C. Suche Calgary, Alberta Canada	Vice-President, Information and Corporate Services (age 54)	Officer of the Company.

Domenic Torriero Calgary, Alberta Canada	Vice-President, Exploration, East (age 49)	Officer of the Company.

Grant M. Williams Calgary, Alberta Canada	Vice-President, Thermal Exploration (age 56)	Officer of the Company.

54	Canadian Natural Resources Limited

Name	Position Presently Held	Principal Occupation During Past 5 Years

Jeffrey W. Wilson Calgary, Alberta Canada	Senior Vice-President, Exploration (age 61)	Officer of the Company.

Betty Yee Calgary, Alberta Canada	Vice-President, Land (age 49)	Officer of the Company since June 2013. Most recently was Manager of Acquisition and Divestments of the Company since 2003.

Daryl G. Youck Calgary, Alberta Canada	Vice-President, Thermal Exploitation (age 45)	Officer of the Company.
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Health, Safety, and Environmental Committee.
(4)	Member of the Nominating, Governance and Risk Committee.
(5)	Member of the Reserves Committee.

All directors stand for election at each Annual General Meeting of Canadian Natural shareholders. All of the current directors were elected to the Board at the last Annual and General Meeting of Shareholders held on May 2, 2013.

As at December 31, 2013, the directors and executive officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, in the aggregate, approximately 3% of the total outstanding common shares (approximately 4% after the exercise of options held by them pursuant to the Company’s stock option plan).

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

Canadian Natural Resources Limited	55

INTERESTS OF EXPERTS

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 5, 2014 in respect of the Company’s consolidated financial statements as at December 31, 2013, December 31, 2012, and for each of the three years in the period ended December 31, 2013 and the Company’s internal control over financial reporting as at December 31, 2013. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the SEC.

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

Mr. T. W. Faithfull holds a Master of Arts from the University of Oxford (Philosophy, Politics and Economics) and is an alumnus of the London Business School. As Chief Executive Officer of Shell Canada Limited and in his other capacities during his 36 years with the Royal Dutch/Shell group of companies, together with his experience as an audit committee member of other publicly traded companies, he has acquired significant financial experience and exposure to complex accounting and financial issues and an understanding of audit committee functions.

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

56	Canadian Natural Resources Limited

Auditor Service Fees

The Audit Committee of the Board of Directors in 2013 approved specified audit and non-audit services to be performed by PricewaterhouseCoopers LLP (“PwC”). The services provided include: (i) the annual audit of the Company's consolidated financial statements and internal controls over financial reporting, reviews of the Company's quarterly unaudited consolidated financial statements, audits of certain of the Company's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library.

Fees accrued to PwC are shown in the table below.

Auditor service (000’s)	2013	2012
Audit fees	$3,032	$2,723
Audit related fees	212	183
Tax fees	478	481
All other fees	73	9
	$3,795	$3,396
The Charter of the Audit Committee of the Company is attached as Schedule “C” to this Annual Information Form.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.

Additional information including Directors' and Executive Officers' remuneration and indebtedness, Director nominees standing for re-election, principal holders of the Company's securities, options to purchase the Company's securities and interest of insiders in material transactions is contained in the Company's Notice of Annual General Meeting and Information Circular dated March 19, 2014 in connection with the Annual and Special Meeting of Shareholders of Canadian Natural to be held on May 8, 2014 which information is incorporated herein by reference. Additional financial information and discussion of the affairs of the Company and the business environment in which the Company operates is provided in the Company's Management’s Discussion and Analysis, comparative Consolidated Financial Statements and Supplementary Oil & Gas Information for the most recently completed fiscal year ended December 31, 2013 found on pages 18 to 54, 55 to 91 and 92 to 99 respectively, of the 2013 Annual Report to the Shareholders, which information is incorporated herein by reference.

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

REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

Report on Reserves Data

To the Board of Directors of Canadian Natural Resources Limited (the “Corporation”):

1.
We have evaluated and reviewed the Corporation’s reserves data as at December 31, 2013.  The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2013, estimated using forecast prices and costs.

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

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated and reviewed by us for the year ended December 31, 2013 and identifies the respective portions thereof that we have evaluated and reviewed and reported on to the Corporation’s management and board of directors:

			Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	Sproule evaluated the P&NG Reserves February 3, 2014	Canada and USA	$0	$45,113	$309	$45,422
Sproule International Limited	Sproule evaluated the P&NG Reserves February 3, 2014	United Kingdom and Offshore Africa	$0	$12,162	$0	$12,162
GLJ Petroleum Consultants Ltd.	GLJ evaluated the oil sands mining properties February 3, 2014	Canada	$0	$27,209	$0	$27,209
Totals			$0	$84,484	$309	$84,793

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.  We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

58	Canadian Natural Resources Limited

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report(s) referred to above:

Sproule Associates Limited	Sproule International Limited
Calgary, Alberta, Canada,	Calgary, Alberta, Canada,
March 5, 2014	March 5, 2014

Original Signed By	Original Signed By

SIGNED “HARRY J. HELWERDA”	SIGNED “HARRY J. HELWERDA”
Harry J. Helwerda, P.Eng., FEC, FGC (Hon.)	Harry J. Helwerda, P.Eng., FEC, FGC (Hon.)
President, Chief Operating Officer and Director	President, Chief Operating Officer and Director

Original Signed By	Original Signed By

SIGNED “NORA T. STEWART”	SIGNED “SCOTT W. PENNELL”
Nora T. Stewart, P.Eng.	Scott W. Pennell, P.Eng.
Vice-President, Canada and Partner	Manager, Engineering and Director

Original Signed By	Original Signed By

SIGNED “CAMERON P. SIX”	SIGNED “GREG D. ROBINSON”
Cameron P. Six, P.Eng.	Greg D. Robinson, P.Eng.
Vice-President, Unconventional and Director	Vice-President, International and Director

GLJ Petroleum Consultants Ltd.
Calgary, Alberta, Canada,
March 5, 2014

Original Signed By

SIGNED “CARALYN P. BENNETT”
Caralyn P. Bennett, P.Eng.
Vice-President

Canadian Natural Resources Limited	59

SCHEDULE “B”

FORM 51-101F3

REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Report of Management and Directors on Reserves Data and Other Information

Management of Canadian Natural Resources Limited (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2013, estimated using forecast prices and costs.

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

SIGNED “COREY B. BIEBER”
Corey B. Bieber
Chief Financial Officer and Senior Vice President, Finance

Original Signed By:

SIGNED “DAVID A TUER”
David A. Tuer
Independent Director and Chair of the Reserve Committee

Original Signed By:

SIGNED “WILFRED A. GOBERT”
Wilfred A. Gobert
Independent Director and Member of the Reserve Committee

Dated this 5th day of March, 2014

Canadian Natural Resources Limited	61

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

d.	to pre-approve all proposed non-audit services to be provided by the independent auditors except those non-audit services prohibited by legislation;

Canadian Natural Resources Limited	63

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

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company’s most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:

—	the Company’s consolidated financial statements as at and for the year ended December 31, 2013; and

—	the effectiveness of the Company’s internal control over financial reporting as at December 31, 2013.

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

(signed) “Steve W. Laut”	(signed) “Corey B. Bieber”	(signed) “Murray G. Harris”
Steve W. Laut	Corey B. Bieber, CA	Murray G. Harris, CA
President	Chief Financial Officer & Senior Vice-President, Finance	Vice-President, Financial Controller & Horizon Accounting

Calgary, Alberta, Canada
March 5, 2014

Management’s Assessment of Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a–15(f) and 15d–15(f) under the United States Securities Exchange Act of 1934, as amended.

Management, including the Company’s President and the Company’s Chief Financial Officer and Senior Vice-President, Finance, performed an assessment of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on the assessment, management has concluded that the Company’s internal control over financial reporting is effective as at December 31, 2013. Management recognizes that all internal control systems have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, has provided an opinion on the Company’s internal control over financial reporting as at December 31, 2013, as stated in their Auditor’s Report.

(signed) “Steve W. Laut”	(signed) “Corey B. Bieber”
Steve W. Laut	Corey B. Bieber, CA
President	Chief Financial Officer & Senior Vice-President, Finance

Calgary, Alberta, Canada
March 5, 2014

Independent Auditor’s Report

To the Shareholders of
Canadian Natural Resources Limited

We have completed integrated audits of Canadian Natural Resources Limited’s 2013, 2012 and 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Canadian Natural Resources Limited, which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, and the related notes.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Natural Resources Limited as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Canadian Natural Resources Limited’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion
In our opinion, Canadian Natural Resources Limited maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada
March 5, 2014

Consolidated Balance Sheets

As at December 31 (millions of Canadian dollars)	Note	2013	2012
ASSETS
Current assets
Cash and cash equivalents		$16	$37
Accounts receivable		1,427	1,197
Inventory	5	632	554
Prepaids and other		141	126
		2,216	1,914
Exploration and evaluation assets	6	2,609	2,611
Property, plant and equipment	7	46,487	44,028
Other long-term assets	8	442	427
		$51,754	$48,980

LIABILITIES
Current liabilities
Accounts payable		$637	$465
Accrued liabilities		2,519	2,273
Current income taxes		359	285
Current portion of long-term debt	9	1,444	798
Current portion of other long-term liabilities	10	275	155
		5,234	3,976
Long-term debt	9	8,217	7,938
Other long-term liabilities	10	4,348	4,609
Deferred income taxes	12	8,183	8,174
		25,982	24,697
SHAREHOLDERS’ EQUITY
Share capital	13	3,854	3,709
Retained earnings		21,876	20,516
Accumulated other comprehensive income	14	42	58
		25,772	24,283
		$51,754	$48,980
Commitments and contingencies (note 19)

Approved by the Board of Directors on March 5, 2014

/s/ Catherine M. Best	/s/ N. Murray Edwards
Catherine M. Best	N. Murray Edwards
Chair of the Audit Committee and Director	Chairman of the Board of Directors and Director

Consolidated Statements of Earnings

For the years ended December 31 (millions of Canadian dollars, except per common share amounts)	Note	2013	2012	2011
Product sales		$17,945	$16,195	$15,507
Less: royalties		(1,800)	(1,606)	(1,715)
Revenue		16,145	14,589	13,792
Expenses
Production		4,559	4,249	3,671
Transportation and blending		2,938	2,752	2,327
Depletion, depreciation and amortization	7	4,844	4,328	3,604
Administration		335	270	235
Share-based compensation	10	135	(214)	(102)
Asset retirement obligation accretion	10	171	151	130
Interest and other financing expense	17	279	364	373
Risk management activities	18	(77)	120	(27)
Foreign exchange loss (gain)		210	(49)	1
Horizon asset impairment provision	11	–	–	396
Insurance recovery – property damage	11	–	–	(393)
Insurance recovery – business interruption	11	–	–	(333)
Gain on corporate acquisition/disposition of properties	6,7	(289)	–	–
Equity loss from joint venture	8	4	9	–
		13,109	11,980	9,882
Earnings before taxes		3,036	2,609	3,910
Current income tax expense	12	735	747	860
Deferred income tax expense (recovery)	12	31	(30)	407
Net earnings		$2,270	$1,892	$2,643
Net earnings per common share
Basic	16	$2.08	$1.72	$2.41
Diluted	16	$2.08	$1.72	$2.40

Consolidated Statements of Comprehensive Income

For the years ended December 31 (millions of Canadian dollars)	2013	2012	2011
Net earnings	$2,270	$1,892	$2,643
Items that may be reclassified subsequently to net earnings Net change in derivative financial instruments designated as cash flow hedges
Unrealized (loss) income, net of taxes of $nil (2012 – $4 million, 2011 – $5 million)	(4)	31	(23)
Reclassification to net earnings, net of taxes of $nil (2012 – $nil, 2011 – $17 million)	(1)	(7)	52
	(5)	24	29
Foreign currency translation adjustment
Translation of net investment	(11)	8	(12)
Other comprehensive (loss) income, net of taxes	(16)	32	17
Comprehensive income	$2,254	$1,924	$2,660

Consolidated Statements of Changes in Equity

For the years ended December 31 (millions of Canadian dollars)	Note	2013	2012	2011
Share capital	13
Balance – beginning of year		$3,709	$3,507	$3,147
Issued upon exercise of stock options		130	194	255
Previously recognized liability on stock options exercised for common shares		50	45	115
Purchase of common shares under Normal Course Issuer Bid		(35)	(37)	(10)
Balance – end of year		3,854	3,709	3,507
Retained earnings
Balance – beginning of year		20,516	19,365	17,212
Net earnings		2,270	1,892	2,643
Purchase of common shares under Normal Course Issuer Bid	13	(285)	(281)	(94)
Dividends on common shares	13	(625)	(460)	(396)
Balance – end of year		21,876	20,516	19,365
Accumulated other comprehensive income	14
Balance – beginning of year		58	26	9
Other comprehensive (loss) income, net of taxes		(16)	32	17
Balance – end of year		42	58	26
Shareholders’ equity		$25,772	$24,283	$22,898

Consolidated Statements of Cash Flows

For the years ended December 31 (millions of Canadian dollars)	Note	2013	2012	2011
Operating activities
Net earnings		$2,270	$1,892	$2,643
Non-cash items
Depletion, depreciation and amortization		4,844	4,328	3,604
Share-based compensation		135	(214)	(102)
Asset retirement obligation accretion		171	151	130
Unrealized risk management loss (gain)		39	(42)	(128)
Unrealized foreign exchange loss		226	129	215
Realized foreign exchange gain on repayment of US dollar debt securities		(12)	(210)	(225)
Equity loss from joint venture		4	9	–
Deferred income tax expense (recovery)		31	(30)	407
Horizon asset impairment provision		–	–	396
Gain on corporate acquisition/disposition of properties		(289)	–	–
Current income tax on disposition of properties		58	–	–
Insurance recovery – property damage		–	–	(393)
Other		(19)	(47)	(55)
Abandonment expenditures		(207)	(204)	(213)
Net change in non-cash working capital	20	(33)	447	(36)
		7,218	6,209	6,243
Financing activities
Issue (repayment) of bank credit facilities and commercial paper, net		803	172	(647)
Issue of medium-term notes, net		98	498	–
(Repayment) issue of US dollar debt securities, net	9	(398)	(344)	621
Issue of common shares on exercise of stock options		130	194	255
Purchase of common shares under Normal Course Issuer Bid		(320)	(318)	(104)
Dividends on common shares		(523)	(444)	(378)
Net change in non-cash working capital	20	(23)	(37)	(15)
		(233)	(279)	(268)
Investing activities
Net proceeds (expenditures) on exploration and evaluation assets	20	144	(309)	(312)
Net expenditures on property, plant and equipment	20	(7,211)	(5,795)	(5,889)
Current income tax on disposition of properties		(58)	–	–
Investment in other long-term assets		–	2	(321)
Net change in non-cash working capital	20	119	175	559
		(7,006)	(5,927)	(5,963)
(Decrease) increase in cash and cash equivalents		(21)	3	12
Cash and cash equivalents – beginning of year		37	34	22
Cash and cash equivalents – end of year		$16	$37	$34
Interest paid		$460	$464	$456
Income taxes paid		$357	$639	$706

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

Within Western Canada, the Company maintains certain midstream activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed in the Province of Alberta.

The Company was incorporated in Alberta, Canada. The address of its registered office is 2500, 855-2 Street S.W., Calgary, Alberta, Canada.

The Company’s consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted by the Company under IFRS are set out below. The Company has consistently applied the same accounting policies throughout all periods presented, except where IFRS permits new accounting standards to be adopted prospectively (see note 2).

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements have been prepared under the historical cost basis, unless otherwise required.

The consolidated financial statements include the accounts of the Company and all of its subsidiary companies and wholly owned partnerships. Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

Certain of the Company’s activities are conducted through joint arrangements in which two or more parties have joint control. Where the Company has a direct ownership interest in jointly controlled assets and obligations for the liabilities (a “joint operation”), the assets, liabilities, revenue and expenses related to the joint operation are included in the consolidated financial statements in proportion to the Company’s interest. Where the Company has an interest in jointly controlled entities (a “joint venture”), it uses the equity method of accounting. Under the equity method, the Company’s initial and subsequent investments are recognized at cost and subsequently adjusted for the Company’s share of the joint venture’s income or loss, less dividends received.

Joint ventures accounted for using the equity method of accounting are tested for impairment whenever objective evidence indicates that the carrying amount of the investment may not be recoverable. Indications of impairment include a history of losses, significant capital expenditures overruns, liquidity concerns, financial restructuring of the investee and significant adverse changes in the technological, economic or legal environment. The amount of the impairment is measured as the difference between the carrying amount of the investment and the higher of its fair value less costs of disposal and its value in use. Impairment losses are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

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

Crude oil and natural gas properties are depleted using the unit-of-production method over proved reserves, except for major components, which are depreciated using a straight-line method over their estimated useful lives. The unit-of-production depletion rate takes into account expenditures incurred to date, together with future development expenditures required to develop proved reserves.

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

Useful lives

The depletion rates and expected useful lives of property, plant and equipment are reviewed on an annual basis, with changes in depletion rates and useful lives accounted for prospectively.

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

Impairment

The Company assesses property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Indications of impairment include the existence of low benchmark commodity prices for an extended period of time, significant downward revisions of estimated reserves volumes, significant increases in estimated future development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks. If any such indication of impairment exists, the Company performs an impairment test related to the assets. Individual assets are grouped for impairment assessment purposes into CGU’s, which are the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. A CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount.

In subsequent periods, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is re-estimated and the net carrying amount of the asset is increased to its revised recoverable amount. The revised recoverable amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in net earnings. After a reversal, the depletion charge is adjusted in future periods to allocate the asset’s revised carrying amount over its remaining useful life.

(G) BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed in a business combination are recognized at their fair value at the date of the acquisition. Any excess of the consideration paid over the fair value of the net assets acquired is recognized as an asset. Any excess of the fair value of the net assets acquired over the consideration paid is credited to net earnings.

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

(K) ASSET RETIREMENT OBLIGATIONS

The Company provides for asset retirement obligations on all of its property, plant and equipment based on current legislation and industry operating practices. Provisions for asset retirement obligations related to property, plant and equipment are recognized as a liability in the period in which they are incurred. Provisions are measured at the present value of management’s best estimate of expenditures required to settle the obligation as at the date of the balance sheet. Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation.  The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense whereas changes due to discount rates or estimated future cash flows are capitalized to or derecognized from property, plant, and equipment. Actual costs incurred upon settlement of the asset retirement obligation are charged against the provision.

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

(P) SHARE-BASED COMPENSATION

The Company’s Stock Option Plan (the “Option Plan”) provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The liability for awards granted to employees is initially measured based on the grant date fair value of the awards and the number of awards expected to vest. The awards are re-measured each reporting period for subsequent changes in the fair value of the liability. Fair value is determined using the Black-Scholes valuation model. Expected volatility is estimated based on historic results. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares under the Option Plan, consideration paid by the employee and any previously recognized liability associated with the stock options are recorded as share capital. The unamortized costs of employer contributions to the Company’s share bonus program are included in other long-term assets.

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

(R) RISK MANAGEMENT ACTIVITIES

The Company uses derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes. All derivative financial instruments are recognized in the consolidated balance sheets at their estimated fair value.  The estimated fair value of derivative financial instruments has been determined based on appropriate internal valuation methodologies and/or third party indications. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows, discount rates and credit risk. In determining these assumptions, the Company primarily relied on external, readily-observable market inputs including quoted commodity prices and volatility, interest rate yield curves, and foreign exchange rates. The carrying amount of a risk management liability is adjusted for the Company’s own credit risk.

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

Cross currency swap contracts are periodically used to manage currency exposure on US dollar denominated long-term debt. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. Changes in the fair value of the foreign exchange component of cross currency swap contracts designated as cash flow hedges related to the notional principal amounts are recognized in foreign exchange gains and losses in net earnings. The effective portion of changes in the fair value of the interest rate component of cross currency swap contracts designated as cash flow hedges is initially recognized in other comprehensive income and is reclassified to interest expense when the hedged item is recognized in net earnings, with the ineffective portion recognized in risk management activities in net earnings. Changes in the fair value of non-designated cross currency swap contracts are recognized in risk management activities in net earnings.

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

Foreign currency forward contracts are periodically used to manage foreign currency cash requirements. The foreign currency forward contracts involve the purchase or sale of an agreed upon amount of US dollars at a specified future date at forward exchange rates. Changes in the fair value of foreign currency forward contracts designated as cash flow hedges are initially recorded in other comprehensive income and are reclassified to foreign exchange gains and losses when the hedged item is recognized in net earnings. Changes in the fair value of non-designated foreign currency forward contracts are recognized in risk management activities in net earnings.

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

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2013, the Company adopted the following new accounting standards issued by the IASB:

a)
IFRS 10 “Consolidated Financial Statements” replaced IAS 27 “Consolidated and Separate Financial Statements” (IAS 27 still contains guidance for Separate Financial Statements) and Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements. The standard defines the principle of control and establishes control as the basis for consolidation, as well as providing guidance on applying the control principle to determine whether an investor controls an investee.

IFRS 11 “Joint Arrangements” replaced IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”. The new standard defines two types of joint arrangements, joint operations and joint ventures. In a joint operation, the parties with joint control have rights to the assets and obligations for the liabilities of the joint arrangement and are required to recognize their proportionate interest in the assets, liabilities, revenues and expenses of the joint arrangement. In a joint venture, the parties have an interest in the net assets of the arrangement and are required to apply the equity method of accounting.

IFRS 12 “Disclosure of Interests in Other Entities”. The standard includes disclosure requirements for investments in subsidiaries, joint arrangements, associates and unconsolidated structured entities.

The Company adopted these standards retrospectively. Adoption of these standards did not have a material impact on the Company’s consolidated financial statements.

b)
IFRS 13 “Fair Value Measurement” provides guidance on the application of fair value where its use is already required or permitted by other standards within IFRS. The standard includes a definition of fair value and a single source of fair value measurement and disclosure requirements for use across all IFRSs that require or permit the use of fair value. IFRS 13 was adopted prospectively. As a result of adoption of this standard, the Company has included its own credit risk in measuring the carrying amount of a risk management liability with no material impact on the Company’s consolidated financial statements.

c)
Amendments to IAS 1 “Presentation of Financial Statements” require items of other comprehensive income that may be reclassified to net earnings to be grouped together. The amendments also require that items in other comprehensive income and net earnings be presented as either a single statement or two consecutive statements. Adoption of this amended standard impacted presentation only.

d)
IFRS Interpretation Committee (“IFRIC”) 20 “Stripping Costs in the Production Phase of a Surface Mine” requires overburden removal costs during the production phase to be capitalized and depreciated if the Company can demonstrate that probable future economic benefits will be realized, the costs can be reliably measured, and the Company can identify the component of the ore body for which access has been improved. Adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

In November 2013, the IASB issued amendments to IFRS 9 “Financial Instruments” to provide guidance on hedge accounting and associated disclosures as part of its overall Financial Instruments project to replace IAS 39 “Financial Instruments – Recognition and Measurement”. The new hedge accounting guidance in IFRS 9 replaces strict quantitative tests of effectiveness with less restrictive assessments of how well the hedging instrument accomplishes the Company’s risk management objectives for financial and non-financial risk exposures. The new guidance also allows entities to hedge components of non-financial items.

Previous amendments to IFRS 9 replaced the multiple classification and measurement models for financial assets and liabilities with a new model that has only two categories: amortized cost and fair value through profit and loss. Under IFRS 9, fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

As part of the November 2013 amendments to IFRS 9, the IASB removed the January 1, 2015 mandatory effective date, and did not provide a new mandatory effective date. However, entities may still choose to apply IFRS 9 immediately.

Effective January 1, 2014, the Company adopted IFRS 9 with no material impact on the Company’s consolidated financial statements.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

(E) Purchase Price Allocations

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires the Company to make estimates, assumptions and judgements regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities, including the fair value of crude oil and natural gas properties together with deferred income tax effects. As a result, the purchase price allocation impacts the Company’s reported assets and liabilities and future net earnings due to the impact on future depletion, depreciation, and amortization expense and impairment tests.

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

(H) Impairment of Assets

The recoverable amount of a CGU or an individual asset has been determined as the higher of the CGU’s or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and assumptions and are subject to change as new information becomes available including information on future commodity prices, expected production volumes, quantity of reserves, discount rates and income taxes as well as future development and operating costs. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.

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

5. INVENTORY

	2013	2012
Product inventory	$342	$315
Materials and supplies	290	239
	$632	$554

6. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2011	$2,442	$–	$33	$–	$2,475
Additions	295	–	14	–	309
Transfers to property, plant and equipment	(173)	–	–	–	(173)
At December 31, 2012	2,564	–	47	–	2,611
Additions	90	–	29	–	119
Transfers to property, plant and equipment	(84)	–	–	–	(84)
Disposals	–	–	(39)	–	(39)
Foreign exchange adjustments	–	–	2	–	2
At December 31, 2013	$2,570	$–	$39	$–	$2,609

During 2013, the Company disposed of a 50% interest in its exploration right in South Africa, for net cash consideration of US$255 million, including a recovery of US$14 million of past incurred costs, resulting in a pre-tax gain on sale of exploration and evaluation property of $224 million ($166 million after-tax). In the event that a commercial crude oil or natural gas discovery occurs on this exploration right, resulting in the exploration right being converted into a production right, an additional cash payment would be due to the Company at such time, amounting to US$450 million for a commercial crude oil discovery and US$120 million for a commercial natural gas discovery.

7. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2011	$46,120	$4,147	$3,044	$15,211	$298	$234	$69,054
Additions	4,160	556	75	1,757	14	36	6,598
Transfers from E&E assets	173	–	–	–	–	–	173
Disposals/derecognitions	(129)	(39)	(8)	(5)	–	–	(181)
Foreign exchange adjustments and other	–	(90)	(66)	–	–	–	(156)
At December 31, 2012	50,324	4,574	3,045	16,963	312	270	75,488
Additions	3,630	299	97	2,772	196	38	7,032
Transfers from E&E assets	84	–	–	–	–	–	84
Disposals/derecognitions	(228)	–	–	(369)	–	–	(597)
Foreign exchange adjustments and other	–	327	214	–	–	–	541
At December 31, 2013	$53,810	$5,200	$3,356	$19,366	$508	$308	$82,548
Accumulated depletion and depreciation
At December 31, 2011	$21,721	$2,512	$2,152	$776	$96	$166	$27,423
Expense	3,399	294	165	447	7	16	4,328
Disposals/derecognitions	(129)	(39)	(6)	(5)	–	–	(179)
Foreign exchange adjustments and other	–	(58)	(38)	(16)	–	–	(112)
At December 31, 2012	24,991	2,709	2,273	1,202	103	182	31,460
Expense	3,551	548	134	582	8	21	4,844
Disposals/derecognitions	(228)	–	–	(369)	–	–	(597)
Foreign exchange adjustments and other	1	210	144	(1)	–	–	354
At December 31, 2013	$28,315	$3,467	$2,551	$1,414	$111	$203	$36,061
Net book value
- at December 31, 2013	$25,495	$1,733	$805	$17,952	$397	$105	$46,487
- at December 31, 2012	$25,333	$1,865	$772	$15,761	$209	$88	$44,028

Project costs not subject to depletion and depreciation	2013	2012
Horizon	$4,051	$2,066
Kirby Thermal Oil Sands	$1,532	$1,021

During 2013, the Company acquired a number of producing crude oil and natural gas properties in the North American and North Sea Exploration and Production segments, including properties from the acquisition of Barrick Energy Inc. effective July 31, 2013, for total cash consideration of $252 million (2012 – $144 million; 2011 – $1,012 million). These transactions were accounted for using the acquisition method of accounting. In connection with these acquisitions, the Company assumed associated asset retirement obligations of $131 million (2012 – $12 million; 2011 – $79 million) and recognized net deferred tax assets of $75 million (2012 – $nil; 2011 – $nil) related to temporary differences in the carrying amount of the acquired properties and their tax bases. Interests in jointly controlled assets were acquired with full tax basis. No debt obligations were assumed. The Company recognized after-tax gains of $65 million (2012 – $nil; 2011 – $nil) on these acquisitions.

Subsequent to December 31, 2013, the Company entered into an agreement to acquire certain producing Canadian crude oil and natural gas properties, together with undeveloped land, for total cash consideration of approximately $3,125 million, based on an effective date of January 1, 2014, with a targeted closing date of April 1, 2014. In connection with the agreement, the Company negotiated an additional $1,000 million unsecured bank credit facility with a two-year maturity and with terms similar to the Company’s current syndicated credit facilities, which is available upon closing.

The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. During 2013, pre-tax interest of $175 million (2012 – $98 million; 2011 – $59 million) was capitalized to property, plant and equipment using a capitalization rate of 4.4% (2012 – 4.8%; 2011 – 4.7%).

8. OTHER LONG-TERM ASSETS

	2013	2012
Investment in North West Redwater Partnership	$306	$310
Other	136	117
	$442	$427

Other long-term assets include an investment in the 50% owned Redwater Partnership. Based on Redwater Partnership’s voting and decision-making structure and legal form, the investment is accounted for as a joint venture using the equity method. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement. During 2012, the Project received board sanction from Redwater Partnership and its partners.

The assets, liabilities, partners’ equity and equity loss related to Redwater Partnership and the Company’s 50% interest at December 31, 2013 were comprised as follows:

	Redwater Partnership 100% interest	Company 50% interest
Current assets	$42	$21
Non-current assets	$1,404	$702
Current liabilities	$132	$66
Non-current liabilities	$702	$351
Partners’ equity	$612	$306
Equity loss	$8	$4

Non-current liabilities at December 31, 2013 included interim borrowings of $702 million by Redwater Partnership under credit facilities totaling $1,200 million, with original maturities no later than December 2017. These facilities are secured by a floating charge on the assets of Redwater Partnership with a mandatory repayment required from future financing proceeds. At maturity, under its processing agreement, the Company would be obligated to pay its 25% pro rata share of any shortfall.

In December 2013, Redwater Partnership, the Company and APMC agreed in principle to amend certain terms of the processing agreements. In conjunction with these amendments, the Company, along with APMC, each committed to provide additional funding up to $350 million to attain Project completion based on the revised Project cost estimate of approximately $8,500 million. The additional funding is to be in the form of subordinated debt bearing interest at prime plus 6%, which is anticipated to form part of the equity toll. Should final Project costs exceed the revised cost estimate, the Company and APMC have agreed, subject to the Company being able to meet certain funding conditions, to fund any shortfall in available third party commercial lending required to attain Project completion.

Redwater Partnership has entered into various agreements related to the engineering, procurement and construction of the Project. These contracts can be cancelled by Redwater Partnership upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

Subsequent to December 31, 2013, the credit facility maturity date was amended to mature on November 28, 2014. At maturity or at such later date as mutually agreed to by the lenders and Redwater Partnership, the Company will be obligated to repay its 25% pro rata share of any amount outstanding under the facility. As at March 4, 2014, interim borrowings under the facilities were $857 million.

9. LONG-TERM DEBT

	2013	2012
Canadian dollar denominated debt, unsecured
Bank credit facilities	$1,246	$971
Medium-term notes
4.50% debentures due January 23, 2013	–	400
4.95% debentures due June 1, 2015	400	400
3.05% debentures due June 19, 2019	500	500
2.89% debentures due August 14, 2020	500	–
	2,646	2,271
US dollar denominated debt, unsecured
Commercial paper (2013 – US$500 million; 2012 – US$nil)	532	–
US dollar debt securities
5.15% due February 1, 2013 (2013 – US$nil; 2012 – US$400 million)	–	398
1.45% due November 14, 2014 (US$500 million)	532	498
4.90% due December 1, 2014 (US$350 million)	372	348
6.00% due August 15, 2016 (US$250 million)	266	249
5.70% due May 15, 2017 (US$1,100 million)	1,169	1,094
5.90% due February 1, 2018 (US$400 million)	426	398
3.45% due November 15, 2021 (US$500 million)	532	498
7.20% due January 15, 2032 (US$400 million)	426	398
6.45% due June 30, 2033 (US$350 million)	372	348
5.85% due February 1, 2035 (US$350 million)	372	348
6.50% due February 15, 2037 (US$450 million)	479	448
6.25% due March 15, 2038 (US$1,100 million)	1,169	1,094
6.75% due February 1, 2039 (US$400 million)	426	398
Less: original issue discount on US dollar debt securities (1)	(18)	(20)
	7,055	6,497
Fair value impact of interest rate swaps on US dollar debt securities (2)	9	19
	7,064	6,516
Long-term debt before transaction costs	9,710	8,787
Less: transaction costs (1) (3)	(49)	(51)
	9,661	8,736
Less: current portion of commercial paper	532	–
current portion of long-term debt (1) (2) (3)	912	798
	$8,217	$7,938
(1)	The Company has included unamortized original issue discounts and directly attributable transaction costs in the carrying amount of the outstanding debt.

(2)	The carrying amount of US$350 million of 4.90% notes due December 2014 was adjusted by $9 million (December 31, 2012 – $19 million) to reflect the fair value impact of hedge accounting.

(3)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Bank Credit Facilities and Commercial Paper

As at December 31, 2013, the Company had in place bank credit facilities of $4,801 million, comprised of:

—	a $200 million demand credit facility;

—	a $75 million demand credit facility;

—	a revolving syndicated credit facility of $1,500 million maturing June 2016;

—	a revolving syndicated credit facility of $3,000 million maturing June 2017; and

—	a £15 million demand credit facility related to the Company’s North Sea operations.

During 2013, the $3,000 million revolving syndicated credit facility was extended to June 2017. Each of the $3,000 million and $1,500 million facilities is extendible annually for one-year periods at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans.

During 2013, the Company established a US commercial paper program. Borrowings of up to a maximum US$1,500 million are authorized. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.

The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2013, was 1.9% (December 31, 2012 – 2.2%), and on long-term debt outstanding for the year ended December 31, 2013 was 4.4% (December 31, 2012 – 4.8%).

In addition to the outstanding debt, letters of credit and financial guarantees aggregating $395 million, including a $65 million financial guarantee related to Horizon and $226 million of letters of credit related to North Sea operations, were outstanding at December 31, 2013.

Medium-Term Notes

During 2013, the Company repaid $400 million of 4.50% medium-term notes and issued $500 million of 2.89% medium-term notes due August 2020. Proceeds from the securities issued were used to repay bank indebtedness and for general corporate purposes.

During 2013, the Company filed a base shelf prospectus that allows for the issue of up to $3,000 million of medium-term notes in Canada, which expires in December 2015. If issued, these securities will bear interest as determined at the date of issuance.

During 2012, the Company issued $500 million of 3.05% medium-term notes due June 2019.

US Dollar Debt Securities

During 2013, the Company repaid US$400 million of 5.15% notes and filed a base shelf prospectus that allows for the issue of up to US$3,000 million of debt securities in the United States, which expires in December 2015. If issued, these securities will bear interest as determined at the date of issuance.

During 2012, the Company repaid US$350 million of 5.45% notes.

Scheduled Debt Repayments

Scheduled debt repayments are as follows:

Year	Repayment
2014	$1,436
2015	$400
2016	$931
2017	$1,750
2018	$426
Thereafter	$4,776

10. OTHER LONG-TERM LIABILITIES

	2013	2012
Asset retirement obligations	$4,162	$4,266
Share-based compensation	260	154
Risk management (note 18)	136	257
Other	65	87
	4,623	4,764
Less: current portion	275	155
	$4,348	$4,609

Asset Retirement Obligations

The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 5.0% (2012 – 4.3%; 2011 – 4.6%). Reconciliations of the discounted asset retirement obligations were as follows:

	2013	2012	2011
Balance – beginning of year	$4,266	$3,577	$2,624
Liabilities incurred	62	51	42
Liabilities acquired	131	12	79
Liabilities settled	(207)	(204)	(213)
Asset retirement obligation accretion	171	151	130
Revision of estimates	375	384	472
Change in discount rate	(723)	315	422
Foreign exchange adjustments	87	(20)	21
Balance – end of year	$4,162	$4,266	$3,577

Segmented Asset Retirement Obligations

	2013	2012
Exploration and Production
North America	$1,707	$2,079
North Sea	1,090	1,030
Offshore Africa	225	218
Oil Sands Mining and Upgrading	1,138	937
Midstream	2	2
	$4,162	$4,266

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

	2013	2012	2011
Balance – beginning of year	$154	$432	$663
Share-based compensation expense (recovery)	135	(214)	(102)
Cash payment for stock options surrendered	(4)	(7)	(14)
Transferred to common shares	(50)	(45)	(115)
Capitalized to (recovered from) Oil Sands Mining and Upgrading	25	(12)	–
Balance – end of year	260	154	432
Less: current portion	216	129	384
	$44	$25	$48

The share-based compensation liability of $260 million at December 31, 2013 (2012 – $154 million; 2011 – $432 million) was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2013	2012	2011
Fair value	$7.08	$4.60	$10.84
Share price	$35.94	$28.64	$38.15
Expected volatility	27.2%	32.6%	36.9%
Expected dividend yield	2.2%	1.5%	0.9%
Risk free interest rate	1.5%	1.3%	1.1%
Expected forfeiture rate	4.6%	4.2%	4.7%
Expected stock option life (1)	4.5 years	4.5 years	4.5 years
(1)	At original time of grant.

The intrinsic value of vested stock options at December 31, 2013 was $72 million (2012 – $36 million; 2011 – $173 million).

11. HORIZON ASSET IMPAIRMENT PROVISION AND INSURANCE RECOVERY

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

12. INCOME TAXES

The provision for income tax was as follows:

	2013	2012	2011
Current corporate income tax – North America	$544	$366	$315
Current corporate income tax – North Sea	23	115	245
Current corporate income tax – Offshore Africa	202	206	140
Current PRT(1) (recovery) expense – North Sea	(56)	44	135
Other taxes	22	16	25
Current income tax expense	735	747	860
Deferred corporate income tax expense	163	–	412
Deferred PRT(1) recovery – North Sea	(132)	(30)	(5)
Deferred income tax expense (recovery)	31	(30)	407
Income tax expense	$766	$717	$1,267
(1)	Petroleum Revenue Tax.

The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the difference are as follows:

	2013	2012	2011
Canadian statutory income tax rate	25.1%	25.1%	26.6%
Income tax provision at statutory rate	$762	$655	$1,040
Effect on income taxes of:
UK PRT and other taxes	(166)	30	155
Impact of deductible UK PRT and other taxes on corporate income tax	111	(13)	(77)
Foreign and domestic tax rate differentials	(66)	63	74
Non-taxable portion of foreign exchange loss (gain)	14	(2)	6
Stock options exercised for common shares	33	(56)	(31)
Income tax rate and other legislative changes	15	58	104
Non-taxable gain on corporate acquisition	(16)	–	–
Revisions arising from prior year tax filings	57	(10)	5
Other	22	(8)	(9)
Income tax expense	$766	$717	$1,267

The following table summarizes the temporary differences that give rise to the net deferred income tax liability:

	2013	2012
Deferred income tax liabilities
Property, plant and equipment and exploration and evaluation assets	$9,180	$8,834
Timing of partnership items	632	831
Unrealized foreign exchange gain on long-term debt	87	142
Deferred PRT	–	42
PRT deduction for corporate income tax	56	–
	9,955	9,849
Deferred income tax assets
Asset retirement obligations	(1,326)	(1,362)
Loss carryforwards	(199)	(119)
Unrealized risk management activities	(23)	(36)
Deferred PRT	(90)	–
PRT deduction for corporate income tax	–	(26)
Other	(134)	(132)
	(1,772)	(1,675)
Net deferred income tax liability	$8,183	$8,174

Movements in deferred tax assets and liabilities recognized in net earnings during the year were as follows:

	2013	2012	2011
Property, plant and equipment and exploration and evaluation assets	$250	$465	$662
Timing of partnership items	(199)	(234)	77
Unrealized foreign exchange gain on long-term debt	(55)	(7)	(45)
Unrealized risk management activities	13	–	44
Asset retirement obligations	76	(238)	(321)
Loss carryforwards	25	–	25
Deferred PRT	(132)	(30)	(5)
PRT deduction for corporate income tax	78	19	(6)
Other	(25)	(5)	(24)
	$31	$(30)	$407

The following table summarizes the movements of the net deferred income tax liability during the year:

	2013	2012	2011
Balance – beginning of year	$8,174	$8,221	$7,788
Deferred income tax expense (recovery)	31	(30)	407
Deferred income tax expense included in other comprehensive income	–	4	12
Foreign exchange adjustments	53	(21)	20
Business combinations and other	(75)	–	(6)
Balance – end of year	$8,183	$8,174	$8,221

Current income taxes recognized in each operating segment will vary depending upon available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.

During 2013, the Government of British Columbia substantively enacted legislation to increase its provincial corporate income tax rate effective April 1, 2013. As a result of the income tax rate change, the Company’s deferred income tax liability was increased by $15 million.

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

Deferred income tax assets are recognized for temporary differences to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deferred income tax assets with respect to taxable capital loss carryforwards in excess of $1,000 million in North America, which can be carried forward indefinitely and only applied against future taxable capital gains. In addition, the Company has not recognized deferred income tax assets related to tax pools of approximately $700 million, which can only be claimed against income from certain oil and gas properties.

Deferred income tax liabilities have not been recognized on the unremitted net earnings of wholly controlled subsidiaries. The Company is able to control the timing and amount of distributions and no taxes are payable on distributions from these subsidiaries provided that the distributions remain within certain limits.

13. SHARE CAPITAL

Authorized

Preferred shares issuable in a series.

Unlimited number of common shares without par value.

Issued
	2013		2012
Common shares	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Balance – beginning of year	1,092,072	$3,709	1,096,460	$3,507
Issued upon exercise of stock options	5,415	130	6,625	194
Previously recognized liability on stock options exercised for common shares	–	50	–	45
Purchase of common shares under Normal Course Issuer Bid	(10,165)	(35)	(11,013)	(37)
Balance – end of year	1,087,322	$3,854	1,092,072	$3,709
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

On March 5, 2014, the Board of Directors approved a quarterly dividend of $0.225 per common share, beginning with the dividend payable on April 1, 2014 ($0.20 per common share, approved on November 5, 2013, beginning with the dividend payable on January 1, 2014 and $0.125 per common share, approved on March 6, 2013, beginning with the dividend payable on April 1, 2013). In 2012, the Board of Directors approved a quarterly dividend of $0.105 per common share, beginning with the dividend payable on April 1, 2012.

Normal Course Issuer Bid

In 2013, the Company announced a Normal Course Issuer Bid to purchase, through the facilities of the Toronto Stock Exchange and the New York Stock Exchange, during the twelve month period commencing April 2013 and ending April 2014, up to 54,635,116 common shares. The Company’s Normal Course Issuer Bid announced in 2012 expired April 2013.

During 2013, the Company purchased for cancellation 10,164,800 common shares (2012 – 11,012,700 common shares; 2011 – 3,071,100 common shares) at a weighted average price of $31.46 per common share (2012 – $28.91 per common share; 2011 – $33.68 per common share), for a total cost of $320 million (2012 – $318 million; 2011 – $104 million). Retained earnings were reduced by $285 million (2012 – $281 million; 2011 – $94 million), representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2013, the Company purchased 1,475,000 common shares at a weighted average price of $35.85 per common share for a total cost of $53 million.

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

The following table summarizes information relating to stock options outstanding at December 31, 2013 and 2012:

	2013		2012
	Stock options (thousands)	Weighted average exercise price	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	73,747	$34.13	73,486	$34.85
Granted	17,823	$32.51	14,779	$29.27
Surrendered for cash settlement	(401)	$23.83	(998)	$29.82
Exercised for common shares	(5,415)	$24.03	(6,625)	$29.19
Forfeited	(13,013)	$34.93	(6,895)	$36.68
Outstanding – end of year	72,741	$34.36	73,747	$34.13
Exercisable – end of year	26,632	$35.27	29,366	$33.73

The range of exercise prices of stock options outstanding and exercisable at December 31, 2013 was as follows:

	Stock options outstanding			Stock options exercisable
Range of exercise prices	Stock options outstanding (thousands)	Weighted average remaining term (years)	Weighted average exercise price	Stock options exercisable (thousands)	Weighted average exercise price
$22.98 - $24.99	3,467	0.27	$23.31	3,384	$23.30
$25.00 - $29.99	13,115	4.17	$28.26	2,069	$28.30
$30.00 - $34.99	28,696	3.67	$33.60	7,933	$34.28
$35.00 - $39.99	15,831	2.99	$37.04	6,502	$37.02
$40.00 - $44.99	9,773	2.14	$42.23	5,542	$42.24
$45.00 - $46.25	1,859	1.79	$45.69	1,202	$46.01
	72,741	3.20	$34.36	26,632	$35.27

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, net of taxes, were as follows:

	2013	2012
Derivative financial instruments designated as cash flow hedges	$81	$86
Foreign currency translation adjustment	(39)	(28)
	$42	$58

15. CAPITAL DISCLOSURES

The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.

The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2013, the ratio was within the target range at 27%.

Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	2013	2012
Long-term debt (1)	$9,661	$8,736
Total shareholders’ equity	$25,772	$24,283
Debt to book capitalization	27%	26%
(1)	Includes the current portion of long-term debt.

16. NET EARNINGS PER COMMON SHARE

		2013	2012	2011
Weighted average common shares outstanding – basic (thousands of shares)		1,088,682	1,097,084	1,095,582
Effect of dilutive stock options (thousands of shares)		1,859	2,435	7,000
Weighted average common shares outstanding – diluted (thousands of shares)		1,090,541	1,099,519	1,102,582
Net earnings		$2,270	$1,892	$2,643
Net earnings per common share	– basic	$2.08	$1.72	$2.41
	– diluted	$2.08	$1.72	$2.40

In 2013, the Company excluded 65,088,000 potentially anti-dilutive stock options from the calculation of diluted earnings per common share.

17. INTEREST AND OTHER FINANCING EXPENSE

	2013	2012	2011
Interest expense:
Long-term debt	$457	$464	$450
Other financing expense	(2)	(1)	(4)
	455	463	446
Less: amounts capitalized on qualifying assets	175	98	59
Total interest and other financing expense	280	365	387
Total interest income	(1)	(1)	(14)
Net interest and other financing expense	$279	$364	$373

18. FINANCIAL INSTRUMENTS

The carrying amounts of the Company’s financial instruments by category were as follows:
	2013
Asset (liability)	Loans and receivables at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,427	$–	$–	$–	$1,427
Accounts payable	–	–	–	(637)	(637)
Accrued liabilities	–	–	–	(2,519)	(2,519)
Other long-term liabilities	–	(39)	(97)	(56)	(192)
Long-term debt (1)	–	–	–	(9,661)	(9,661)
	$1,427	$(39)	$(97)	$(12,873)	$(11,582)

	2012
Asset (liability)	Loans and receivables at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,197	$–	$–	$–	$1,197
Accounts payable	–	–	–	(465)	(465)
Accrued liabilities	–	–	–	(2,273)	(2,273)
Other long-term liabilities	–	4	(261)	(79)	(336)
Long-term debt (1)	–	–	–	(8,736)	(8,736)
	$1,197	$4	$(261)	$(11,553)	$(10,613)
(1)	Includes the current portion of long-term debt.

The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt as noted below. The fair values of the Company’s recurring other long-term liabilities and fixed rate long-term debt are outlined below:
	2013
	Carrying amount	Fair value
Asset (liability) (1) (5)		Level 1	Level 2
Other long-term liabilities	$(136)	$–	$(136)
Fixed rate long-term debt (2) (3) (4)	(7,883)	(8,628)	–
	$(8,019)	$(8,628)	$(136)

	2012
	Carrying amount	Fair value
Asset (liability) (1) (5)		Level 1	Level 2
Other long-term liabilities	$(257)	$–	$(257)
Fixed rate long-term debt (2) (3) (4)	(7,765)	(9,118)	–
	$(8,022)	$(9,118)	$(257)
(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).

(2)	The carrying amount of US$350 million of 4.90% notes due December 2014 was adjusted by $9 million (December 31, 2012 – $19 million) to reflect the fair value impact of hedge accounting.

(3)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(4)	Includes the current portion of fixed rate long-term debt.

(5)	There were no transfers between Level 1 and Level 2 financial instruments.

The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	2013	2012
Derivatives held for trading
Crude oil price collars	$(33)	$(16)
Foreign currency forward contracts	(3)	20
Natural gas AECO basis swaps	(1)	–
Natural gas AECO put options, net of put premium financing obligations	(2)	–
Cash flow hedges
Foreign currency forward contracts	(1)	–
Cross currency swaps	(96)	(261)
	$(136)	$(257)

Included within:
Current portion of other long-term liabilities	$(38)	$(4)
Other long-term liabilities	(98)	(253)
	$(136)	$(257)

During 2013, the Company recognized a gain of $4 million (2012 – gain of $1 million; 2011 – loss of $2 million) related to ineffectiveness arising from cash flow hedges.

The estimated fair value of derivative financial instruments in Level 1 and Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Risk Management

The Company uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.

The changes in estimated fair values of derivative financial instruments included in the risk management liability were recognized in the financial statements as follows:

Asset (liability)	2013	2012
Balance – beginning of year	$(257)	$(274)
Cost of outstanding put options	9	–
Net change in fair value of outstanding derivative financial instruments attributable to:
Risk management activities	(39)	42
Foreign exchange	165	(53)
Other comprehensive income	(5)	28
	(127)	(257)
Add: put premium financing obligations (1)	(9)	–
Balance – end of year	(136)	(257)
Less: current portion	(38)	(4)
	$(98)	$(253)
(1)
The Company has negotiated payment of put option premiums with various counterparties at the time of actual settlement of the respective options. These obligations are reflected in the risk management liability.

Net (gains) losses from risk management activities for the years ended December 31 were as follows:
	2013	2012	2011
Net realized risk management (gain) loss	$(116)	$162	$101
Net unrealized risk management loss (gain)	39	(42)	(128)
	$(77)	$120	$(27)

Financial Risk Factors

a)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.

Commodity price risk management

The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At December 31, 2013, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

Sales contracts

	Remaining term			Volume	Weighted average price			Index
Crude oil
Price collars (1)	Jan 2014	–	Jun 2014	50,000 bbl/d	US$80.00	–	US$123.09	Brent
	Jan 2014	–	Dec 2014	50,000 bbl/d	US$75.00	–	US$121.57	Brent
	Jan 2014	–	Dec 2014	50,000 bbl/d	US$80.00	–	US$120.17	Brent
	Jan 2014	–	Dec 2014	50,000 bbl/d	US$90.00	–	US$120.10	Brent
	Jan 2015	–	Dec 2015	2,000 bbl/d	US$80.00	–	US$122.55	Brent
	Jan 2014	–	Jun 2014	50,000 bbl/d	US$80.00	–	US$107.84	WTI
	Jan 2014	–	Dec 2014	50,000 bbl/d	US$75.00	–	US$105.54	WTI
(1)
Subsequent to December 31, 2013, the Company entered into an additional 50,000 bbl/d of US$80.00 – US$122.09 Brent collars for the period July 2014 to September 2014 and an additional 6,000 bbl/d of US$80.00 – US$122.52 Brent collars for the period January 2015 to December 2015.

	Remaining term			Volume	Weighted average price	Index
Natural gas
AECO basis swaps	Apr 2014	–	Oct 2014	500,000 MMBtu/d	US$0.50	AECO/NYMEX
AECO put options (1)	Apr 2014	–	Oct 2014	470,000 GJ/d	$3.10	AECO
(1)	Subsequent to December 31, 2013, the Company entered into an additional 280,000 GJ/d of $3.10 AECO put options for the period April 2014 to October 2014 for a total cost of $6 million.

During 2014, $15 million of put option costs will be settled.

The Company’s outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

Interest rate risk management

The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. The interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2013, the Company had no interest rate swap contracts outstanding.

Foreign currency exchange rate risk management

The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. At December 31, 2013, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jan 2014	–	Aug 2016	US$250	1.116	6.00%	5.40%
	Jan 2014	–	May 2017	US$1,100	1.170	5.70%	5.10%
	Jan 2014	–	Nov 2021	US$500	1.022	3.45%	3.96%
	Jan 2014	–	Mar 2038	US$550	1.170	6.25%	5.76%

All cross currency swap derivative financial instruments designated as hedges at December 31, 2013 were classified as cash flow hedges.

In addition to the cross currency swap contracts noted above, at December 31, 2013, the Company had US$2,237 million of foreign currency forward contracts outstanding, with terms of approximately 30 days or less, including US$500 million designated as cash flow hedges.

Financial instrument sensitivities

The following table summarizes the annualized sensitivities of the Company’s 2013 net earnings and other comprehensive income to changes in the fair value of financial instruments outstanding as at December 31, 2013, resulting from changes in the specified variable, with all other variables held constant. These sensitivities are prepared on a different basis than those sensitivities disclosed in the Company’s other continuous disclosure documents, are limited to the impact of changes in a specified variable applied to financial instruments only and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally cannot be extrapolated because the relationship of a change in an assumption to the change in fair value may not be linear.

Increase (decrease)	Impact on net earnings	Impact on other comprehensive income
Commodity price risk
Increase Brent US$1.00/bbl	$(10)	$–
Decrease Brent US$1.00/bbl	$10	$–
Increase WTI US$1.00/bbl	$(5)	$–
Decrease WTI US$1.00/bbl	$5	$–
Increase AECO/NYMEX basis US$0.10/MMBtu	$9	$–
Decrease AECO/NYMEX basis US$0.10/MMBtu	$(9)	$–
Increase AECO $0.10/Mcf	$(1)	$–
Decrease AECO $0.10/Mcf	$1	$–
Interest rate risk
Increase interest rate 1%	$(8)	$8
Decrease interest rate 1%	$6	$(20)
Foreign currency exchange rate risk
Increase exchange rate by US$0.01	$(22)	$–
Decrease exchange rate by US$0.01	$22	$–

b)	Credit risk

Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.

Counterparty credit risk management

The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2013, substantially all of the Company’s accounts receivable were due within normal trade terms.

The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions and other entities. At December 31, 2013, the Company had no net risk management assets with specific counterparties related to derivative financial instruments (December 31, 2012 – $18 million).

The carrying amount of financial assets approximates the maximum credit exposure.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.

Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

The maturity dates for financial liabilities are as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$637	$–	$–	$–
Accrued liabilities	$2,519	$–	$–	$–
Risk management	$38	$35	$44	$19
Other long-term liabilities	$21	$35	$–	$–
Long-term debt (1)	$1,436	$400	$3,107	$4,776
(1)	Long-term debt represents principal repayments only and does not reflect fair value adjustments, interest, original issue discounts or transaction costs.

19. COMMITMENTS AND CONTINGENCIES

The Company has committed to certain payments as follows:

	2014	2015	2016	2017	2018	Thereafter
Product transportation and pipeline	$298	$293	$225	$208	$176	$1,324
Offshore equipment operating leases and offshore drilling	$147	$238	$81	$61	$54	$17
Office leases	$35	$41	$42	$45	$47	$321
Other	$309	$172	$71	$1	$1	$1

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

20. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2013	2012	2011
Changes in non-cash working capital
Accounts receivable	$(243)	$869	$(198)
Inventory	(76)	(9)	(72)
Prepaids and other	(14)	(8)	(17)
Accounts payable	175	(64)	251
Accrued liabilities	127	(138)	627
Current income tax liabilities	94	(65)	(83)
Net changes in non-cash working capital	$63	$585	$508
Relating to:
Operating activities	$(33)	$447	$(36)
Financing activities	(23)	(37)	(15)
Investing activities	119	175	559
	$63	$585	$508

	2013	2012	2011
Expenditures on exploration and evaluation assets	$119	$309	$312
Net proceeds on sale of exploration and evaluation assets	(263)	–	–
Expenditures on property, plant and equipment	7,249	5,804	5,895
Net proceeds on sale of property, plant and equipment	(38)	(9)	(6)
Net expenditures on exploration and evaluation assets and property, plant and equipment	$7,067	$6,104	$6,201

21. SEGMENTED INFORMATION

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

	Exploration and Production
	North America			North Sea			Offshore Africa
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Segmented product sales	$12,659	$11,607	$11,806	$805	$928	$1,224	$824	$773	$946
Less: royalties	(1,477)	(1,268)	(1,538)	(2)	(2)	(3)	(137)	(199)	(114)
Segmented revenue	11,182	10,339	10,268	803	926	1,221	687	574	832
Segmented expenses
Production	2,351	2,165	1,933	431	402	412	191	163	186
Transportation and blending	2,939	2,735	2,301	6	10	13	1	1	1
Depletion, depreciation and amortization	3,568	3,413	2,840	552	296	249	134	165	242
Asset retirement obligation accretion	92	85	70	35	27	33	10	7	7
Realized risk management activities	(116)	162	101	–	–	–	–	–	–
Horizon asset impairment provision	–	–	–	–	–	–	–	–	–
Insurance recovery – property damage (note 11)	–	–	–	–	–	–	–	–	–
Insurance recovery – business interruption (note 11)	–	–	–	–	–	–	–	–	–
Gain on corporate acquisition/ disposition of properties	(65)	–	–	–	–	–	(224)	–	–
Equity loss from joint venture	–	–	–	–	–	–	–	–	–
Total segmented expenses	8,769	8,560	7,245	1,024	735	707	112	336	436
Segmented earnings (loss) before the following	$2,413	$1,779	$3,023	$(221)	$191	$514	$575	$238	$396
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Unrealized risk management activities
Foreign exchange loss (gain)
Total non–segmented expenses
Earnings before taxes
Current income tax expense
Deferred income tax expense (recovery)
Net earnings

Midstream activities include the Company’s pipeline operations, an electricity co-generation system and Redwater Partnership. Production activities that are not included in the above segments are reported in the segmented information as other. Inter-segment eliminations include internal transportation and electricity charges.

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

Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision makers.

Oil Sands Mining and Upgrading			Midstream			Inter–segment elimination and other			Total
2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
$3,631	$2,871	$1,521	$110	$93	$88	$(84)	$(77)	$(78)	$17,945	$16,195	$15,507
(184)	(137)	(60)	–	–	–	–	–	–	(1,800)	(1,606)	(1,715)
3,447	2,734	1,461	110	93	88	(84)	(77)	(78)	16,145	14,589	13,792

1,567	1,504	1,127	34	29	26	(15)	(14)	(13)	4,559	4,249	3,671
63	61	62	–	–	–	(71)	(55)	(50)	2,938	2,752	2,327
582	447	266	8	7	7	–	–	–	4,844	4,328	3,604
34	32	20	–	–	–	–	–	–	171	151	130
–	–	–	–	–	–	–	–	–	(116)	162	101
–	–	396	–	–	–	–	–	–	–	–	396
–	–	(393)	–	–	–	–	–	–	–	–	(393)
–	–	(333)	–	–	–	–	–	–	–	–	(333)
–	–	–	–	–	–	–	–	–	(289)	–	–
–	–	–	4	9	–	–	–	–	4	9	–
2,246	2,044	1,145	46	45	33	(86)	(69)	(63)	12,111	11,651	9,503
$1,201	$690	$316	$64	$48	$55	$2	$(8)	$(15)	4,034	2,938	4,289

									335	270	235
									135	(214)	(102)
									279	364	373
									39	(42)	(128)
									210	(49)	1
									998	329	379
									3,036	2,609	3,910
									735	747	860
									31	(30)	407
									$2,270	$1,892	$2,643

Capital Expenditures (1)

	2013			2012
	Net expenditures	Non-cash and fair value changes(2)	Capitalized costs	Net expenditures	Non-cash and fair value changes(2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$90	$(84)	$6	$295	$(173)	$122
North Sea	–	–	–	–	–	–
Offshore Africa (3)	(10)	–	(10)	14	–	14
	$80	$(84)	$(4)	$309	$(173)	$136

Property, plant and equipment
Exploration and Production
North America	$3,936	$(450)	$3,486	$3,831	$373	$4,204
North Sea	334	(35)	299	254	263	517
Offshore Africa	114	(17)	97	50	17	67
	4,384	(502)	3,882	4,135	653	4,788
Oil Sands Mining and Upgrading (4)	2,592	(189)	2,403	1,610	142	1,752
Midstream	197	(1)	196	14	–	14
Head office	38	–	38	36	–	36
	$7,211	$(692)	$6,519	$5,795	$795	$6,590
(1)	This table provides a reconciliation of capitalized costs including derecognitions and does not include the impact of foreign exchange adjustments.

(2)
Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, and other fair value adjustments.

(3)
The above noted figures do not include the impact of a pre-tax gain on sale of exploration and evaluation assets totaling $224 million on the Company’s disposition of a 50% interest in its exploration right in South Africa during 2013.

(4)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.

Segmented Assets
	2013	2012
Exploration and Production
North America	$29,234	$29,012
North Sea	1,964	1,993
Offshore Africa	981	924
Other	25	36
Oil Sands Mining and Upgrading	18,604	16,291
Midstream	841	636
Head office	105	88
	$51,754	$48,980

22. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

Remuneration of Non-Management Directors

	2013	2012	2011
Fees earned	$2	$2	$2

Remuneration of Senior Management (1)

	2013	2012	2011
Salary	$3	$2	$2
Common stock option based awards	11	12	18
Annual incentive plans	3	3	2
Long-term incentive plans	14	9	8
Other compensation	1	–	–
	$32	$26	$30
(1)	Senior management identified above are consistent with the disclosure on Named Executive Officers provided in the Company’s Information Circular to shareholders for the respective years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses and other guidance provided throughout this Management’s Discussion and Analysis (“MD&A”), constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, construction of the proposed Keystone XL Pipeline from Hardisty, Alberta to the US Gulf Coast, construction of the proposed Energy East pipeline to transport crude oil from Alberta to Quebec and New Brunswick, the proposed Kinder Morgan Trans Mountain pipeline expansion from Edmonton, Alberta to Vancouver, British Columbia, the construction and future operations of the North West Redwater bitumen upgrader and refinery and the “Outlook” section of this MD&A, particularly in reference to the 2014 guidance provided with respect to production and budgeted capital expenditures, also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

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

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This MD&A includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings from operations, cash flow from operations, adjusted cash production costs and net asset value. These financial measures are not defined by International Financial Reporting Standards (“IFRS”) and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with IFRS, as an indication of the Company’s performance. The non-GAAP measures adjusted net earnings from operations and cash flow from operations are reconciled to net earnings, as determined in accordance with IFRS, in the “Net Earnings and Cash Flow from Operations” section of this MD&A. The derivation of adjusted cash production costs and adjusted depreciation, depletion and amortization are included in the “Operating Highlights – Oil Sands Mining and Upgrading” section of this MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the “Liquidity and Capital Resources” section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This MD&A of the financial condition and results of operations of the Company should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2013.

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

Production volumes and per unit statistics are presented throughout this MD&A on a “before royalty” or “gross” basis, and realized prices are net of blending costs and exclude the effect of risk management activities. Production on an “after royalty” or “net” basis is also presented for information purposes only.

The Company’s 2014 guidance included in this MD&A does not reflect the potential impact of the agreement announced on February 19, 2014 to acquire certain producing Canadian crude oil and natural gas properties based on a targeted closing date of April 1, 2014.

The following discussion and analysis refers primarily to the Company’s 2013 financial results compared to 2012 and 2011, unless otherwise indicated. In addition, this MD&A details the Company’s capital program and outlook for 2014. Additional information relating to the Company, including its quarterly MD&A for the year and three months ended December 31, 2013, its Annual Information Form for the year ended December 31, 2013, and its audited consolidated financial statements for the year ended December 31, 2013 is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This MD&A is dated March 5, 2014.

DEFINITIONS AND ABBREVIATIONS

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

OBJECTIVES AND STRATEGY

The Company’s objectives are to increase crude oil and natural gas production, reserves, cash flow and net asset value (1) on a per common share basis through the development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves. The Company strives to meet these objectives by having a defined growth and value enhancement plan for each of its products and segments. The Company takes a balanced approach to growth and investments and focuses on creating long-term shareholder value. The Company allocates its capital by maintaining:

▪	Balance among its products, namely light and medium crude oil and NGLs, Pelican Lake heavy crude oil(2), primary heavy crude oil, bitumen (thermal oil), SCO and natural gas;
▪	Balance among near-, mid- and long-term projects;
▪	Balance among acquisitions, exploitation and exploration; and
▪	Balance between sources and terms of debt financing and maintenance of a strong balance sheet.

(1)	Discounted value of crude oil and natural gas reserves plus value of unproved land, less net debt.
(2)	Pelican Lake heavy crude oil is 14–17º API oil, which receives medium quality crude netbacks due to lower production costs and lower royalty rates.

The Company’s three-phase crude oil marketing strategy includes:

▪	Blending various crude oil streams with diluents to create more attractive feedstock;
▪	Supporting and participating in pipeline expansions and/or new additions; and
▪	Supporting and participating in projects that will increase the downstream conversion capacity for heavy crude oil.

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

NET EARNINGS AND CASH FLOW FROM OPERATIONS
Financial Highlights
($ millions, except per common share amounts)		2013	2012	2011
Product sales		$17,945	$16,195	$15,507
Net earnings		$2,270	$1,892	$2,643
Per common share	– basic	$2.08	$1.72	$2.41
	– diluted	$2.08	$1.72	$2.40
Adjusted net earnings from operations (1)		$2,435	$1,618	$2,540
Per common share	– basic	$2.24	$1.48	$2.32
	– diluted	$2.23	$1.47	$2.30
Cash flow from operations (2)		$7,477	$6,013	$6,547
Per common share	– basic	$6.87	$5.48	$5.98
	– diluted	$6.86	$5.47	$5.94
Dividends declared per common share (3)		$0.575	$0.42	$0.36
Total assets		$51,754	$48,980	$47,278
Total long-term liabilities		$20,748	$20,721	$20,346
Capital expenditures, net of dispositions		$7,274	$6,308	$6,414
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

(3)
On November 5, 2013, the Board of Directors approved a quarterly dividend of $0.20 per common share, beginning with the dividend payable on January 1, 2014 ($0.125 per common share, approved on March 6, 2013, beginning with the dividend payable on April 1, 2013).

Adjusted Net Earnings from Operations
($ millions)	2013	2012	2011
Net earnings as reported	$2,270	$1,892	$2,643
Share-based compensation expense (recovery), net of tax (1)	135	(214)	(102)
Unrealized risk management loss (gain), net of tax (2)	32	(37)	(95)
Unrealized foreign exchange loss, net of tax (3)	226	129	215
Realized foreign exchange gain on repayment of US dollar debt securities, net of tax (4)	(12)	(210)	(225)
Gain on corporate acquisition/disposition of properties, net of tax (5)	(231)	–	–
Effect of statutory tax rate and other legislative changes on deferred income tax liabilities (6)	15	58	104
Adjusted net earnings from operations	$2,435	$1,618	$2,540
(1)
The Company’s employee stock option plan provides for a cash payment option. Accordingly, the fair value of the outstanding vested options is recorded as a liability on the Company’s balance sheets and periodic changes in the fair value are recognized in net earnings or are capitalized to Oil Sands Mining and Upgrading construction costs.

(2)
Derivative financial instruments are recorded at fair value on the Company’s balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying items hedged, primarily crude oil and natural gas.

(3)
Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, partially offset by the impact of cross currency swaps, and are recognized in net earnings.

(4)	During 2013, the Company repaid US$400 million of 5.15% notes. During 2012, the Company repaid US$350 million of 5.45% notes. During 2011, the Company repaid US$400 million of 6.70% notes.
(5)	During 2013, the Company recorded an after-tax gain of $231 million related to the acquisition of Barrick Energy Inc. and the disposition of a 50% interest in an exploration right in South Africa.
(6)
All substantively enacted adjustments in applicable income tax rates and other legislative changes are applied to underlying assets and liabilities on the Company’s balance sheets in determining deferred income tax assets and liabilities. The impact of these tax rate and other legislative changes is recorded in net earnings during the period the legislation is substantively enacted. During 2013, the Government of British Columbia substantively enacted legislation to increase its provincial corporate income tax rate effective April 1, 2013, resulting in an increase in the Company’s deferred income tax liability of $15 million. During 2012, the UK government enacted legislation to restrict the combined corporate and supplementary income tax rate relief on UK North Sea decommissioning expenditures to 50%, resulting in an increase in the Company’s deferred income tax liability of $58 million. During 2011, the UK government enacted legislation to increase the corporate income tax rate charged on profits from UK North Sea crude oil and natural gas production from 50% to 62%, resulting in an increase in the Company’s deferred income tax liability of $104 million.

Cash Flow from Operations
($ millions)	2013	2012	2011
Net earnings	$2,270	$1,892	$2,643
Non-cash items:
Depletion, depreciation and amortization	4,844	4,328	3,604
Share-based compensation	135	(214)	(102)
Asset retirement obligation accretion	171	151	130
Unrealized risk management loss (gain)	39	(42)	(128)
Unrealized foreign exchange loss	226	129	215
Realized foreign exchange gain on repayment of US dollar debt securities	(12)	(210)	(225)
Equity loss from joint venture	4	9	–
Deferred income tax expense (recovery)	31	(30)	407
Horizon asset impairment provision	–	–	396
Gain on corporate acquisition/disposition of properties	(289)	–	–
Current income tax on disposition of properties	58	–	–
Insurance recovery – property damage	–	–	(393)
Cash flow from operations	$7,477	$6,013	$6,547

For 2013, the Company reported net earnings of $2,270 million compared with net earnings of $1,892 million for 2012 (2011 – $2,643 million). Net earnings for 2013 included net after-tax expenses of $165 million related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates including the impact of a realized foreign exchange gain on repayment of long-term debt, the gain on corporate acquisition/disposition of properties, and the impact of statutory tax rate and other legislative changes on deferred income tax liabilities (2012 – $274 million after-tax income; 2011 – $103 million after-tax income). Excluding these items, adjusted net earnings from operations for 2013 increased to $2,435 million from $1,618 million for 2012 (2011 – $2,540 million).

The increase in adjusted net earnings for the year ended December 31, 2013 from the comparable period in 2012 was primarily due to:

▪	higher crude oil and NGLs and SCO sales volumes in the North America and Oil Sands Mining and Upgrading segments;
▪	higher realized SCO prices;
▪	higher natural gas netbacks;
▪	higher realized risk management gains; and
▪	the impact of a weaker Canadian dollar relative to the US dollar;
partially offset by:
▪	higher depletion, depreciation and amortization expense.

The impacts of share-based compensation, risk management activities and changes in foreign exchange rates are expected to continue to contribute to significant volatility in consolidated net earnings and are discussed in detail in the relevant sections of this MD&A.

Cash flow from operations for 2013 increased to $7,477 million ($6.87 per common share) from $6,013 million for 2012 ($5.48 per common share) (2011 – $6,547 million; $5.98 per common share). The increase in cash flow from operations for 2013 from 2012 was primarily due to the factors noted above relating to the increase in adjusted net earnings, excluding depletion, depreciation and amortization expense, as well as due to the impact of cash taxes.

In the Company’s Exploration and Production activities, the 2013 average sales price per bbl of crude oil and NGLs increased 2% to average $73.81 per bbl from $72.44 per bbl in 2012 (2011 – $79.16 per bbl), and the average natural gas price increased 33% to average $3.58 per Mcf from $2.70 per Mcf in 2012 (2011 – $3.99 per Mcf). The Company’s average sales price of SCO increased 11% to average $100.75 per bbl from $90.74 per bbl in 2012 (2011 – $101.48 per bbl).

Total production of crude oil and NGLs before royalties increased 6% to 478,240 bbl/d from 451,378 bbl/d in 2012 (2011 – 389,053 bbl/d). The increase in crude oil and NGLs production from 2012 was primarily due to strong production in Horizon and Pelican Lake and the impact of the drilling program.

Total natural gas production before royalties decreased 5% to average 1,158 MMcf/d from 1,220 MMcf/d in 2012 (2011 – 1,257 MMcf/d). The decrease in natural gas production was primarily a result of a strategic reduction of natural gas drilling as the Company allocated capital to higher return crude oil projects, as well as expected production declines.

Total crude oil and NGLs and natural gas production volumes before royalties increased 3% to average 671,162 BOE/d from 654,665 BOE/d in 2012 (2011 – 598,526 BOE/d).

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s quarterly results for the eight most recently completed quarters:

($ millions, except per common share amounts)
2013	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales	$17,945	$4,330	$5,284	$4,230	$4,101
Net earnings	$2,270	$413	$1,168	$476	$213
Net earnings per common share
– basic	$2.08	$0.38	$1.07	$0.44	$0.19
– diluted	$2.08	$0.38	$1.07	$0.44	$0.19

2012	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales	$16,195	$4,059	$3,978	$4,187	$3,971
Net earnings	$1,892	$352	$360	$753	$427
Net earnings per common share
– basic	$1.72	$0.32	$0.33	$0.68	$0.39
– diluted	$1.72	$0.32	$0.33	$0.68	$0.39

Volatility in the quarterly net earnings over the eight most recently completed quarters was primarily due to:

▪
Crude oil pricing – The impact of fluctuating demand, inventory storage levels and geopolitical uncertainties on worldwide benchmark pricing, the impact of the WCS Heavy Differential from WTI in North America and the impact of the differential between WTI and Brent benchmark pricing in the North Sea and Offshore Africa.

▪	Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, and the impact of increased shale gas production in the US.

▪
Crude oil and NGLs sales volumes – Fluctuations in production due to the cyclic nature of the Company’s Primrose thermal projects, the results from the Pelican Lake water and polymer flood projects, the strong heavy crude oil drilling program, and the impact of the turnaround/suspension and subsequent recommencement of production at Horizon. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the North Sea and Offshore Africa.

▪
Natural gas sales volumes – Fluctuations in production due to the Company’s strategic decision to reduce natural gas drilling activity in North America and the allocation of capital to higher return crude oil projects, as well as natural decline rates, shut-in natural gas production due to pricing and the impact and timing of acquisitions.

▪
Production expense – Fluctuations primarily due to the impact of the demand for services, fluctuations in product mix, the impact of seasonal costs that are dependent on weather, production and cost optimizations in North America and the turnaround/suspension and subsequent recommencement of production at Horizon.

▪
Depletion, depreciation and amortization – Fluctuations due to changes in sales volumes, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company’s proved undeveloped reserves, the effect of the planned decommissioning of the Murchison platform in the North Sea, and the impact of the turnaround/suspension and subsequent recommencement of production at Horizon.

▪	Share-based compensation – Fluctuations due to the determination of fair market value based on the Black-Scholes valuation model of the Company’s share-based compensation liability.

▪	Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company’s risk management activities.

▪
Foreign exchange rates – Changes in the Canadian dollar relative to the US dollar that impacted the realized price the Company received for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Fluctuations in realized and unrealized foreign exchange gains and losses are also recorded with respect to US dollar denominated debt, partially offset by the impact of cross currency swap hedges.

▪	Income tax expense – Fluctuations in income tax expense include statutory tax rate and other legislative changes substantively enacted in the various periods.

▪	Gains on corporate acquisition/disposition of properties – Fluctuations due to the recognition of gains on corporate acquisitions/dispositions in the third quarter of 2013.

BUSINESS ENVIRONMENT

(Yearly average)	2013	2012	2011
WTI benchmark price (US$/bbl)	$98.00	$94.19	$95.14
Dated Brent benchmark price (US$/bbl)	$108.62	$111.56	$111.29
WCS blend differential from WTI (US$/bbl)	$25.11	$21.05	$17.10
WCS blend differential from WTI (%)	26%	22%	18%
SCO price (US$/bbl)	$98.18	$92.59	$103.63
Condensate benchmark price (US$/bbl)	$101.67	$100.92	$105.38
NYMEX benchmark price (US$/MMBtu)	$3.67	$2.80	$4.07
AECO benchmark price (C$/GJ)	$3.00	$2.28	$3.48
US / Canadian dollar average exchange rate (US$)	$0.9710	$1.0004	$1.0111
US / Canadian dollar year end exchange rate (US$)	$0.9402	$1.0051	$0.9833

Commodity Prices

Substantially all of the Company’s production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on Alberta AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are also highly sensitive to fluctuations in foreign exchange rates. The average value of the Canadian dollar in relation to the US dollar fluctuated significantly throughout 2013, with a high of approximately US$1.02 in January 2013 and a low of approximately US$0.93 in December 2013.

Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. For 2013, WTI averaged US$98.00 per bbl, an increase of 4% from US$94.19 per bbl for 2012 (2011 – US$95.14 per bbl).

Crude oil sales contracts for the Company’s North Sea and Offshore Africa segments are typically based on Brent pricing, which is representative of international markets and overall world supply and demand. Brent averaged US$108.62 per bbl for 2013, a decrease of 3% from US$111.56 per bbl for 2012 (2011 – US$111.29 per bbl).

WTI and Brent pricing continued to reflect volatility in supply and demand factors and geopolitical events. The Brent differential from WTI tightened for 2013 from 2012 due to a continued debottlenecking of logistical constraints from Cushing to the US Gulf Coast.

The WCS Heavy Differential averaged 26% for 2013 compared with 22% for 2012 (2011 – 18%). The WCS Heavy Differential widened from the comparable periods as a result of decreased heavy oil demand due to planned refinery maintenance, pipeline logistical constraints and third party unplanned refinery disruptions. To partially mitigate its exposure to fluctuating heavy crude oil differentials, as at December 31, 2013, the Company entered into physical crude oil sales contracts with weighted average fixed WCS differentials as follows: 8,000 bbl/d in the first quarter of 2014 at US$21.89 per bbl; 9,000 bbl/d in the second quarter of 2014 at US$21.93 per bbl; and 10,000 bbl/d in the third and fourth quarters of 2014 at US$20.81 per bbl. During December 2013, the WCS Heavy Differential averaged US$38.94 per bbl. Subsequent to December 31, 2013, the WCS Heavy Differential narrowed in January 2014 to average US$29.17 per bbl and in February 2014 to average US$19.14 per bbl. The WCS Heavy Differential is directionally tightening due to increased demand as a result of third party refinery expansion and higher refinery utilization.

The SCO price averaged US$98.18 per bbl in 2013, an increase of 6% from US$92.59 per bbl for 2012 (2011 – US$103.63 per bbl). The increase in SCO pricing was primarily due to the increase in WTI benchmark pricing.

The WCS Heavy Differential is expected to continue to reflect seasonal demand fluctuations, changes in transportation logistics, and refinery utilization and shutdowns.

NYMEX natural gas prices averaged US$3.67 per MMBtu for 2013, an increase of 31% from US$2.80 per MMBtu for 2012 (2011 – US$4.07 per MMBtu). AECO natural gas pricing averaged $3.00 per GJ for 2013, an increase of 32% from $2.28 per GJ for 2012 (2011 – $3.48 per GJ). The higher natural gas pricing in 2013 was primarily due to a return to normal natural gas storage levels.

Operating and Capital Costs

Strong crude oil commodity prices in recent years have resulted in increased demand for oilfield services worldwide. This has led to inflationary operating and capital cost pressures, particularly related to drilling activities and oil sands developments.

Continued cost pressures and changes to environmental regulations may adversely impact the Company’s future net earnings, cash flow and capital projects. For additional details, refer to the “Greenhouse Gas and Other Air Emissions” section of this MD&A.

ANALYSIS OF CHANGES IN PRODUCT SALES

		Changes due to				Changes due to
($ millions)	2011	Volumes	Prices	Other	2012	Volumes	Prices	Other	2013
North America
Crude oil and NGLs	$10,051	$1,055	$(583)	$(43)	$10,480	$501	$319	$(54)	$11,246
Natural gas	1,755	(42)	(586)	–	1,127	(67)	353	–	1,413
	11,806	1,013	(1,169)	(43)	11,607	434	672	(54)	12,659
North Sea
Crude oil and NGLs	1,215	(380)	16	73	924	(121)	4	(12)	795
Natural gas	9	(6)	1	–	4	4	2	–	10
	1,224	(386)	17	73	928	(117)	6	(12)	805
Offshore Africa
Crude oil and NGLs	878	(207)	36	(8)	699	38	(7)	3	733
Natural gas	68	2	4	–	74	15	2	–	91
	946	(205)	40	(8)	773	53	(5)	3	824
Subtotal
Crude oil and NGLs	12,144	468	(531)	22	12,103	418	316	(63)	12,774
Natural gas	1,832	(46)	(581)	–	1,205	(48)	357	–	1,514
	13,976	422	(1,112)	22	13,308	370	673	(63)	14,288
Oil Sands Mining and Upgrading	1,521	1,688	(338)	–	2,871	399	361	–	3,631
Midstream	88	–	–	5	93	–	–	17	110
Intersegment eliminations and other (1)	(78)	–	–	1	(77)	–	–	(7)	(84)
Total	$15,507	$2,110	$(1,450)	$28	$16,195	$769	$1,034	$(53)	$17,945
(1)	Eliminates internal transportation, electricity charges, and natural gas sales.

Product sales increased 11% to $17,945 million for 2013 from $16,195 million for 2012 (2011 – $15,507 million). The increase was primarily due to higher crude oil and SCO sales volumes in the North America and Oil Sands Mining and Upgrading segments and an increase in realized North America crude oil and NGLs and natural gas prices and Oil Sands Mining and Upgrading SCO prices.

For 2013, 9% of the Company’s crude oil and natural gas product sales were generated outside of North America (2012 – 11%; 2011 – 14%). North Sea accounted for 4% of crude oil and natural gas product sales for 2013 (2012 – 6%; 2011 – 8%), and Offshore Africa accounted for 5% of crude oil and natural gas product sales for 2013 (2012 – 5%; 2011 – 6%).

ANALYSIS OF DAILY PRODUCTION, BEFORE ROYALTIES

	2013	2012	2011
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	343,699	326,829	295,618
North America – Oil Sands Mining and Upgrading	100,284	86,077	40,434
North Sea	18,334	19,824	29,992
Offshore Africa	15,923	18,648	23,009
	478,240	451,378	389,053
Natural gas (MMcf/d)
North America	1,130	1,198	1,231
North Sea	4	2	7
Offshore Africa	24	20	19
	1,158	1,220	1,257
Total barrels of oil equivalent (BOE/d)	671,162	654,665	598,526
Product mix
Light and medium crude oil and NGLs	15%	16%	18%
Pelican Lake heavy crude oil	7%	6%	6%
Primary heavy crude oil	20%	19%	18%
Bitumen (thermal oil)	14%	15%	16%
Synthetic crude oil	15%	13%	7%
Natural gas	29%	31%	35%
Percentage of gross revenue (1) (2)
(excluding Midstream revenue)
Crude oil and NGLs	90%	91%	86%
Natural gas	10%	9%	14%
(1)	Net of blending costs and excluding risk management activities.
(2)	Comparative figures have been adjusted to reflect realized prices before transportation costs.

ANALYSIS OF DAILY PRODUCTION, NET OF ROYALTIES

	2013	2012	2011
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	287,428	273,374	240,006
North America – Oil Sands Mining and Upgrading	95,098	82,171	38,721
North Sea	18,279	19,772	29,919
Offshore Africa	12,973	13,628	20,532
	413,778	388,945	329,178
Natural gas (MMcf/d)
North America	1,080	1,171	1,186
North Sea	4	2	7
Offshore Africa	20	17	16
	1,104	1,190	1,209
Total barrels of oil equivalent (BOE/d)	597,835	587,246	530,576

The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO and natural gas.

Total 2013 production averaged 671,162 BOE/d, a 3% increase from 654,665 BOE/d in 2012 (2011 – 598,526 BOE/d).

Total production of crude oil and NGLs before royalties increased 6% to 478,240 bbl/d for 2013 from 451,378 bbl/d in 2012 (2011 – 389,053 bbl/d). The increase in crude oil and NGLs production from 2012 was primarily due to strong production in Horizon and Pelican Lake and the impact of the drilling program. Crude oil and NGLs production for 2013 was slightly below the Company’s previously issued guidance of 482,000 to 513,000 bbl/d.

Natural gas production continued to represent the Company’s largest product offering, accounting for 29% of the Company’s total production in 2013 on a BOE basis. Total natural gas production before royalties decreased 5% to 1,158 MMcf/d for 2013 from 1,220 MMcf/d for 2012 (2011 – 1,257 MMcf/d). The decrease in natural gas production from 2012 was primarily a result of a strategic reduction of natural gas drilling as the Company allocated capital to higher return crude oil projects, as well as expected production declines. Natural gas production for 2013 slightly exceeded the Company’s previously issued guidance of 1,085 to 1,145 MMcf/d.

North America – Exploration and Production

North America crude oil and NGLs production for 2013 increased 5% to average 343,699 bbl/d from 326,829 bbl/d for 2012 (2011 – 295,618 bbl/d). The increase in production from 2012 was primarily due to strong production in Pelican Lake and the impact of the drilling program.

North America natural gas production for 2013 decreased 6% to average 1,130 MMcf/d from 1,198 MMcf/d in 2012 (2011 – 1,231 MMcf/d). The decrease in natural gas production from 2012 was primarily a result of a strategic reduction of natural gas drilling as the Company allocated capital to higher return crude oil projects, as well as expected production declines.

North America – Oil Sands Mining and Upgrading

Production averaged 100,284 bbl/d for 2013 compared with 86,077 bbl/d for 2012 (2011 – 40,434 bbl/d). Production in 2013 reflected a continued focus on reliable and efficient operations, and the impact of the successful completion of Horizon’s planned maintenance turnaround in May 2013.

North Sea

North Sea crude oil production for 2013 was 18,334 bbl/d, a decrease of 8% from 19,824 bbl/d for 2012 (2011 – 29,992 bbl/d). The decrease in production volumes from 2012 was primarily due to natural field declines, turnaround activities and a previous reduction in drilling activities as a result of an increase in the UK corporate income tax rate in 2011.

In December 2011, the Banff FPSO and subsea infrastructure suffered storm damage. Operations at Banff/Kyle, with combined net production of approximately 3,500 bbl/d, were suspended. The FPSO is currently undergoing repairs and is targeted to be back in the field early in the third quarter of 2014. The associated repair costs, net of insurance recoveries, are not expected to be significant. The financial impact to operations has been partially mitigated through receipt of business interruption insurance proceeds.

Offshore Africa

Offshore Africa crude oil production for 2013 decreased 15% to 15,923 bbl/d from 18,648 bbl/d for 2012 (2011 – 23,009 bbl/d) due to natural field declines and a temporary shut in of the Baobab field in December 2013 due to a FPSO mooring line failure. Turnaround activities were advanced into this timeframe and production in the Baobab field was reinstated in late January 2014. The Company plans to perform permanent repairs on the mooring lines in March 2014.

Corporate Production Guidance for 2014

The Company targets production levels in 2014 to average between 521,000 bbl/d and 560,000 bbl/d of crude oil and NGLs and between 1,170 MMcf/d and 1,210 MMcf/d of natural gas.

CRUDE OIL INVENTORY VOLUMES

The Company recognizes revenue on its crude oil production when title transfers to the customer and delivery has taken place. Revenue has not been recognized on crude oil volumes that were stored in various tanks, pipelines, or FPSOs, as follows:

(bbl)	2013	2012	2011
North America – Exploration and Production	830,673	643,758	557,475
North America – Oil Sands Mining and Upgrading (SCO)	1,550,857	993,627	1,021,236
North Sea	385,073	77,018	286,633
Offshore Africa	185,476	1,036,509	527,312
	2,952,079	2,750,912	2,392,656

OPERATING HIGHLIGHTS – EXPLORATION AND PRODUCTION

	2013	2012	2011
Crude oil and NGLs ($/bbl) (1)
Sales price (2) (3)	$73.81	$72.44	$79.16
Transportation	2.22	2.20	1.70
Realized sales price, net of transportation	71.59	70.24	77.46
Royalties	11.13	10.67	12.30
Production expense	17.14	16.11	15.75
Netback	$43.32	$43.46	$49.41
Natural gas ($/Mcf) (1)
Sales price (2) (3)	$3.58	$2.70	$3.99
Transportation	0.28	0.26	0.26
Realized sales price, net of transportation	3.30	2.44	3.73
Royalties	0.18	0.09	0.18
Production expense	1.42	1.31	1.15
Netback	$1.70	$1.04	$2.40
Barrels of oil equivalent ($/BOE) (1)
Sales price (2) (3)	$56.46	$52.85	$58.81
Transportation	2.10	2.04	1.65
Realized sales price, net of transportation	54.36	50.81	57.16
Royalties	7.74	7.07	8.12
Production expense	14.24	13.14	12.42
Netback	$32.38	$30.60	$36.62
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.
(3)	Comparative figures have been adjusted to reflect realized product prices before transportation costs.

ANALYSIS OF PRODUCT PRICES – EXPLORATION AND PRODUCTION

	2013	2012	2011
Crude oil and NGLs ($/bbl) (1) (2) (3)
North America	$69.90	$67.93	$74.05
North Sea	$112.46	$111.90	$109.81
Offshore Africa	$110.21	$111.18	$105.53
Company average	$73.81	$72.44	$79.16
Natural gas ($/Mcf) (1) (2) (3)
North America	$3.43	$2.57	$3.91
North Sea	$5.69	$5.14	$3.78
Offshore Africa	$10.45	$10.31	$9.70
Company average	$3.58	$2.70	$3.99
Company average ($/BOE) (1) (2) (3)	$56.46	$52.85	$58.81
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.
(3)	Comparative figures have been adjusted to reflect realized product prices before transportation costs.

Realized crude oil and NGLs prices increased 2% to average $73.81 per bbl for 2013 from $72.44 per bbl for 2012 (2011 – $79.16 per bbl). The increase in 2013 was due to higher WTI benchmark pricing and the impact of a weaker Canadian dollar relative to the US dollar.

The Company’s realized natural gas price increased 33% to average $3.58 per Mcf for 2013 from $2.70 per Mcf for 2012 (2011 – $3.99 per Mcf). The increase in 2013 was primarily due to a return to normal natural gas storage levels.

North America

North America realized crude oil prices increased 3% to average $69.90 per bbl for 2013 from $67.93 per bbl for 2012 (2011 – $74.05 per bbl). The increase in 2013 was primarily a result of the higher WTI benchmark pricing and the impact of a weaker Canadian dollar relative to the US dollar.

North America realized natural gas prices increased 33% to average $3.43 per Mcf for 2013 from $2.57 per Mcf for 2012 (2011 – $3.91 per Mcf), primarily due to a return to normal natural gas storage levels.

The Company continues to focus on its crude oil marketing strategy including a blending strategy that expands markets within current pipeline infrastructure, supporting pipeline projects that will provide capacity to transport crude oil to new markets, and working with refiners to add incremental heavy crude oil conversion capacity. During 2013, the Company contributed approximately 171,000 bbl/d of heavy crude oil blends to the WCS stream. During 2013, the Company entered into a 20 year transportation agreement to ship 80,000 bbl/d of crude oil on the proposed Energy East pipeline originating at Hardisty, Alberta with delivery points in Quebec City, Quebec and Saint John, New Brunswick. This pipeline is subject to regulatory approval. The Company previously entered into a 20 year transportation agreement to ship 75,000 bbl/d of crude oil on the proposed Kinder Morgan Trans Mountain Expansion from Edmonton, Alberta to Vancouver, British Columbia. The regulatory approval process began in 2013 with a planned in-service date in 2017. The Company has entered into a 20 year transportation agreement to ship 120,000 bbl/d of heavy crude oil on the proposed Keystone XL Pipeline from Hardisty, Alberta to the US Gulf Coast. In addition, the Company also entered into a 20 year crude oil purchase and sales agreement to sell 100,000 bbl/d of heavy crude oil to a major US refiner. The construction of the Keystone XL Pipeline is dependent on a Presidential Permit.

Comparisons of the prices received in North America Exploration and Production by product type were as follows:

(Yearly average)	2013	2012	2011
Wellhead Price (1) (2) (3)
Light and medium crude oil and NGLs (C$/bbl)	$76.44	$72.20	$83.60
Pelican Lake heavy crude oil (C$/bbl)	$70.62	$68.84	$74.58
Primary heavy crude oil (C$/bbl)	$69.06	$66.64	$72.73
Bitumen (thermal oil) (C$/bbl)	$66.14	$66.46	$69.74
Natural gas (C$/Mcf)	$3.43	$2.57	$3.91
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.
(3)	Comparative figures have been adjusted to reflect realized product prices before transportation costs.

North Sea

North Sea realized crude oil prices averaged $112.46 per bbl for 2013 and were comparable with $111.90 per bbl for 2012 (2011 – $109.81 per bbl). Realized crude oil prices per bbl in any particular period are dependent on the terms of the various sales contracts, the frequency and timing of liftings of each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting.

Offshore Africa

Offshore Africa realized crude oil prices averaged $110.21 per bbl for 2013 and were comparable with $111.18 per bbl for 2012 (2011 – $105.53 per bbl). Realized crude oil prices per bbl in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings of each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting.

ROYALTIES – EXPLORATION AND PRODUCTION

	2013	2012	2011
Crude oil and NGLs ($/bbl) (1)
North America	$11.30	$10.33	$13.51
North Sea	$0.33	$0.29	$0.26
Offshore Africa	$18.18	$29.46	$12.47
Company average	$11.13	$10.67	$12.30
Natural gas ($/Mcf) (1)
North America	$0.14	$0.06	$0.16
Offshore Africa	$1.83	$1.77	$1.59
Company average	$0.18	$0.09	$0.18
Company average ($/BOE) (1)	$7.74	$7.07	$8.12
(1)	Amounts expressed on a per unit basis are based on sales volumes.

North America

Government royalties on a significant portion of North America crude oil and NGLs production fall under the oil sands royalty regime and are calculated on a project by project basis as a percentage of gross revenue less operating, capital and abandonment costs incurred (“net profit”).

Crude oil and NGLs royalties averaged approximately 17% of product sales in 2013 and were comparable with 16% in 2012 (2011 – 19%). North America crude oil and NGLs royalties per bbl are anticipated to average 18% to 20% of product sales for 2014.

Natural gas royalties averaged approximately 5% of product sales for 2013 compared with 3% in 2012 (2011 – 4%) primarily due to higher realized natural gas prices. North America natural gas royalties per Mcf are anticipated to average 7% to 8% of product sales for 2014.

North Sea

The UK government royalties on crude oil were eliminated effective January 1, 2003. The remaining royalty is a gross overriding royalty on the Ninian field.

Offshore Africa

Under the terms of the various Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing, capital and operating costs, the status of payouts, and the timing of liftings from each field.

Royalty rates as a percentage of product sales averaged approximately 17% for 2013 compared to 26% for 2012 (2011 – 17%) primarily due to adjustments to royalties during 2012. Offshore Africa royalty rates are anticipated to average 4.5% to 6.5% of product sales for 2014.

PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	2013	2012	2011
Crude oil and NGLs ($/bbl) (1)
North America	$14.20	$13.40	$13.21
North Sea	$66.19	$53.53	$37.06
Offshore Africa	$25.32	$23.11	$20.72
Company average	$17.14	$16.11	$15.75
Natural gas ($/Mcf) (1)
North America	$1.39	$1.28	$1.12
North Sea	$4.67	$3.75	$2.83
Offshore Africa	$2.53	$2.27	$2.03
Company average	$1.42	$1.31	$1.15
Company average ($/BOE) (1)	$14.24	$13.14	$12.42
(1)	Amounts expressed on a per unit basis are based on sales volumes.

North America

North America crude oil and NGLs production expense for 2013 increased 6% to $14.20 per bbl from $13.40 per bbl for 2012 (2011 – $13.21 per bbl). The increase in production expense was primarily the result of higher electricity costs, as well as higher servicing costs related to heavy oil activities. North America crude oil and NGLs production expense is anticipated to average $12.50 to $14.50 per bbl for 2014.

North America natural gas production expense for 2013 increased 9% to $1.39 per Mcf from $1.28 per Mcf for 2012 (2011 – $1.12 per Mcf). Natural gas production expense increased from 2012 primarily due to lower production volumes related to the strategic reduction in natural gas activity. North America natural gas production expense is anticipated to average $1.35 to $1.45 per Mcf for 2014.

North Sea

North Sea crude oil production expense for 2013 increased 24% to $66.19 per bbl from $53.53 per bbl for 2012 (2011 – $37.06 per bbl). Production expense increased on a per bbl basis due to the impact of production declines on relatively fixed costs. Production expense is anticipated to average $52.00 to $56.00 per bbl for 2014 due to new drilling activities which are expected to result in additional production from the Ninian fields, and as the Banff FPSO is targeted to return to service early in the third quarter of 2014.

Offshore Africa

Offshore Africa crude oil production expense for 2013 increased 10% to $25.32 per bbl from $23.11 per bbl for 2012 (2011 – $20.72 per bbl). Production expense increased as a result of production declines on relatively fixed costs and the timing of liftings from various fields, which have different cost structures. Offshore Africa crude oil production expense is anticipated to average $38.50 to $42.50 per bbl for 2014 due to timing of liftings from various fields, which have different cost structures, as well as due to lower production.

DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

($ millions, except per BOE amounts)	2013	2012	2011
North America	$3,568	$3,413	$2,840
North Sea	552	296	249
Offshore Africa	134	165	242
Expense	$4,254	$3,874	$3,331
$/BOE (1)	$20.38	$18.65	$16.35
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Depletion, depreciation and amortization expense for 2013 increased to $4,254 million from $3,874 million for 2012 (2011 – $3,331 million) primarily due to the effect of the planned cessation of production and decommissioning of the Murchison platform in the North Sea, higher sales volumes in North America and higher overall future development costs.

ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

($ millions, except per BOE amounts)	2013	2012	2011
North America	$92	$85	$70
North Sea	35	27	33
Offshore Africa	10	7	7
Expense	$137	$119	$110
$/BOE (1)	$0.66	$0.57	$0.54
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.

OPERATING HIGHLIGHTS – OIL SANDS MINING AND UPGRADING

OPERATIONS UPDATE

The Company continued to focus on reliable and efficient operations throughout 2013. Strong production in 2013 reflected the impact of the successful completion of a planned maintenance turnaround in May 2013.

PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING

($/bbl) (1)	2013	2012	2011
SCO sales price (2)	$100.75	$90.74	$101.48
Bitumen value for royalty purposes (3)	$65.48	$59.93	$61.86
Bitumen royalties (4)	$5.11	$4.34	$3.99
Transportation	$1.57	$1.83	$1.74
(1)	Amounts expressed on a per unit basis are based on sales volumes excluding the period of turnaround/suspension of production.
(2)	Comparative figures have been adjusted to reflect realized product prices before transportation costs.
(3)	Calculated as the quarterly average of the bitumen valuation methodology price.
(4)	Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.

Realized SCO sales prices increased 11% to average $100.75 per bbl for 2013 from $90.74 per bbl for 2012 (2011 – $101.48 per bbl), reflecting benchmark pricing and prevailing differentials.

CASH PRODUCTION COSTS – OIL SANDS MINING AND UPGRADING

The following tables are reconciled to the Oil Sands Mining and Upgrading production costs disclosed in note 21 to the Company’s consolidated financial statements.

($ millions)	2013	2012	2011
Cash production costs	$1,567	$1,504	$1,127
Less: costs incurred during the period of turnaround/suspension of production	(104)	(154)	(581)
Adjusted cash production costs	$1,463	$1,350	$546
Adjusted cash production costs, excluding natural gas costs	$1,359	$1,254	$502
Adjusted natural gas costs	104	96	44
Adjusted cash production costs	$1,463	$1,350	$546

($/bbl) (1)	2013	2012	2011
Adjusted cash production costs, excluding natural gas costs	$37.68	$39.79	$33.68
Adjusted natural gas costs	2.89	3.04	2.96
Adjusted cash production costs	$40.57	$42.83	$36.64
Sales (bbl/d) (2)	98,757	86,153	40,847
(1)	Adjusted cash production costs on a per unit basis are based on sales volumes excluding the period of turnaround/suspension of production.
(2)	Sales volumes include the period of turnaround/suspension of production.

Adjusted cash production costs averaged $40.57 per bbl for 2013, a decrease of 5% compared with $42.83 per bbl for 2012 (2011 – $36.64 per bbl). The decrease in 2013 adjusted cash production costs per bbl was primarily due to the impact of strong production volumes on a relatively fixed cost structure. Cash production costs are anticipated to average $36.00 to $39.00 per bbl for 2014.

DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

($ millions)	2013	2012	2011
Depletion, depreciation and amortization	$582	$447	$266
Less: depreciation incurred during the period of turnaround/suspension of production	(79)	(6)	(64)
Adjusted depletion, depreciation and amortization	$503	$441	$202
$/bbl (1)	$13.95	$13.99	$13.54
(1)	Amounts expressed on a per unit basis are based on sales volumes excluding the period of turnaround/suspension of production.

Depletion, depreciation and amortization expense for 2013 increased to $582 million from $447 million for 2012 (2011 – $266 million) primarily due to higher sales volumes and minor asset derecognitions.

ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

	2013	2012	2011
Expense ($ millions)	$34	$32	$20
$/bbl (1)	$0.94	$1.01	$1.33
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.

MIDSTREAM

($ millions)	2013	2012	2011
Revenue	$110	$93	$88
Production expense	34	29	26
Midstream cash flow	76	64	62
Depreciation	8	7	7
Equity loss from joint venture	4	9	–
Segment earnings before taxes	$64	$48	$55

The Company’s Midstream assets include three crude oil pipeline systems and a 50% working interest in an 84-megawatt cogeneration plant at Primrose. Approximately 85% of the Company’s heavy crude oil production is transported to international mainline liquid pipelines via the 100% owned and operated ECHO Pipeline, the 62% owned and operated Pelican Lake Pipeline and the 15% owned Cold Lake Pipeline. The Midstream pipeline assets allow the Company to control the transport of a portion of its own production volumes as well as earn third party revenue. This transportation control enhances the Company’s ability to manage the full range of costs associated with the development and marketing of its heavier crude oil.

The Company has a 50% interest in the North West Redwater Partnership (“Redwater Partnership”). Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement. During 2012, the Project received board sanction from Redwater Partnership and its partners.

As at December 31, 2013, Redwater Partnership had interim borrowings of $702 million under credit facilities totaling $1,200 million, with original maturities no later than December 2017. These facilities are secured by a floating charge on the assets of Redwater Partnership with a mandatory repayment required from future financing proceeds. At maturity, under its processing agreement, the Company would be obligated to pay its 25% pro rata share of any shortfall.

In December 2013, Redwater Partnership, the Company and APMC agreed in principle to amend certain terms of the processing agreements. In conjunction with these amendments, the Company, along with APMC, each committed to provide additional funding up to $350 million to attain Project completion based on the revised Project cost estimate of approximately $8,500 million. The additional funding is to be in the form of subordinated debt bearing interest at prime plus 6%, which is anticipated to form part of the equity toll. Should final Project costs exceed the revised cost estimate, the Company and APMC have agreed, subject to the Company being able to meet certain funding conditions, to fund any shortfall in available third party commercial lending required to attain Project completion.

Redwater Partnership has entered into various agreements related to the engineering, procurement and construction of the Project. These contracts can be cancelled by Redwater Partnership upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

Subsequent to December 31, 2013, the credit facility maturity date was amended to mature on November 28, 2014. At maturity or at such later date as mutually agreed to by the lenders and Redwater Partnership, the Company will be obligated to repay its 25% pro rata share of any amount outstanding under the facility. As at March 4, 2014, interim borrowings under the facilities were $857 million.

ADMINISTRATION EXPENSE

($ millions, except per BOE amounts)	2013	2012	2011
Expense	$335	$270	$235
$/BOE (1)	$1.37	$1.13	$1.07
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Administration expense for 2013 increased from 2012 primarily due to higher staffing and general corporate costs.

SHARE-BASED COMPENSATION

($ millions)	2013	2012	2011
Expense (Recovery)	$135	$(214)	$(102)

The Company’s stock option plan provides current employees with the right to receive common shares or a cash payment in exchange for stock options surrendered.

The share-based compensation liability at December 31, 2013 reflected the Company’s liability for awards granted to employees at fair value estimated using the Black-Scholes valuation model. In periods when substantial share price changes occur, the Company’s net earnings are subject to significant volatility. The Company utilizes its share-based compensation plan to attract and retain employees in a competitive environment. All employees participate in this plan.

The Company recorded a $135 million share-based compensation expense for 2013, primarily as a result of remeasurement of the fair value of outstanding stock options at the end of the year related to an increase in the Company’s share price, together with the impact of normal course graded vesting of stock options granted in prior periods and the impact of vested stock options exercised or surrendered during the year. During 2013, the Company capitalized $25 million of share-based compensation expense to property, plant and equipment in the Oil Sands Mining and Upgrading segment (2012 – $12 million recovery; 2011 – $ nil).

During 2013, the Company paid $4 million for stock options surrendered for cash settlement (2012 – $7 million; 2011 – $14 million).

INTEREST AND OTHER FINANCING EXPENSE

($ millions, except per BOE amounts and interest rates)	2013	2012	2011
Expense, gross	$454	$462	$432
Less: capitalized interest	175	98	59
Expense, net	$279	$364	$373
$/BOE (1)	$1.14	$1.52	$1.71
Average effective interest rate	4.4%	4.8%	4.7%
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Gross interest and other financing expense for 2013 were comparable to 2012. Capitalized interest of $175 million for 2013 was related to the Horizon Phase 2/3 expansion and the Kirby Thermal Oil Sands Project.

The Company’s average effective interest rate for 2013 decreased from 2012 primarily due to the repayment of $400 million of 4.50% medium-term notes and US$400 million of 5.15% notes during the first quarter of 2013 and US$350 million of 5.45% notes in the fourth quarter of 2012 as well as due to an increase in the utilization of the lower cost US commercial paper program that was implemented in March 2013.

RISK MANAGEMENT ACTIVITIES

The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

($ millions)	2013	2012	2011
Crude oil and NGLs financial instruments	$44	$65	$117
Foreign currency contracts	(160)	97	(16)
Realized (gain) loss	$(116)	$162	$101
Crude oil and NGLs financial instruments	$17	$3	$(134)
Natural gas financial instruments	3	–	–
Foreign currency contracts	19	(45)	6
Unrealized loss (gain)	$39	$(42)	$(128)
Net (gain) loss	$(77)	$120	$(27)

During 2013, net realized risk management gains were related to the settlement of foreign currency and crude oil contracts. The Company recorded a net unrealized loss of $39 million ($32 million after-tax) on its risk management activities (2012 – $42 million unrealized gain, $37 million after-tax; 2011 – $128 million unrealized gain, $95 million after-tax), primarily related to changes in the fair value of these contracts.

The cash settlement amount of commodity and foreign currency derivative financial instruments may vary materially depending upon the underlying crude oil and natural gas prices and foreign exchange rates at the time of final settlement, as compared to their fair value at December 31, 2013.

Complete details related to outstanding derivative financial instruments at December 31, 2013 are disclosed in note 18 to the Company’s consolidated financial statements.

FOREIGN EXCHANGE

($ millions)	2013	2012	2011
Net realized gain	$(16)	$(178)	$(214)
Net unrealized loss (1)	226	129	215
Net loss (gain)	$210	$(49)	$1
(1)	Amounts are reported net of the hedging effect of cross currency swaps.

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

The net realized foreign exchange gain for 2013 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling and the repayment of US$400 million of 5.15% notes. The net unrealized foreign exchange loss in 2013 was primarily related to the impact of a weaker Canadian dollar with respect to remaining US dollar debt and the reversal of the life-to-date unrealized foreign exchange gain on the repayment of US$400 million of 5.15% notes. Included in the net unrealized loss for 2013 was an unrealized gain of $165 million (2012 – $53 million unrealized loss, 2011 – $42 million unrealized gain) related to the impact of cross currency swaps. The US/Canadian dollar exchange rate at December 31, 2013 was US$0.9402 (December 31, 2012 – US$1.0051; December 31, 2011 – US$0.9833).

INCOME TAXES

($ millions, except income tax rates)	2013	2012	2011
North America (1)	$544	$366	$315
North Sea	23	115	245
Offshore Africa (2)	202	206	140
PRT (recovery) expense – North Sea	(56)	44	135
Other taxes	22	16	25
Current income tax expense	735	747	860
Deferred income tax expense	163	–	412
Deferred PRT recovery – North Sea	(132)	(30)	(5)
Deferred income tax expense (recovery)	31	(30)	407
	766	717	1,267
Income tax rate and other legislative changes	(15)	(58)	(104)
	$751	$659	$1,163
Effective income tax rate on adjusted net earnings from operations (3)	26.2%	27.8%	27.7%
(1)	Includes North America Exploration and Production, Midstream, and Oil Sands Mining and Upgrading segments.
(2)	Includes current income taxes relating to disposition of properties.
(3)	Excludes the impact of current and deferred PRT expense and other current income tax expense.

Current income taxes recognized in each operating segment will vary depending upon available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.

During 2013, the Government of British Columbia substantively enacted legislation to increase its provincial corporate income tax rate effective April 1, 2013. As a result of the income tax rate change, the Company’s deferred income tax liability was increased by $15 million.

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

During 2011, the Canadian federal government enacted legislation to implement several taxation changes. These changes include a requirement that, beginning in 2012, partnership income must be included in the taxable income of each corporate partner based on the tax year of the partner, rather than the fiscal year of the partnership. The legislation included a five-year transition provision and had no impact on net earnings.

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

During 2013, the Company filed Scientific Research and Experimental Development claims of approximately $390 million (2012 – $300 million; 2011 – $210 million) relating to qualifying research and development capital and operating expenditures for Canadian income tax purposes.

For 2014, based on budgeted prices and the current availability of tax pools, the Company expects to incur current income tax expense of $675 million to $775 million in Canada and recoveries of $40 million to $60 million in the North Sea and Offshore Africa.

NET CAPITAL EXPENDITURES (1)

($ millions)	2013	2012	2011
Exploration and Evaluation
Net (proceeds) expenditures (2) (3)	$(144)	$309	$312
Property, Plant and Equipment
Net property acquisitions (2)	246	144	1,012
Well drilling, completion and equipping	2,140	1,902	1,878
Production and related facilities	1,878	1,978	1,690
Capitalized interest and other (4)	120	111	104
Net expenditures	4,384	4,135	4,684
Total Exploration and Production	4,240	4,444	4,996
Oil Sands Mining and Upgrading
Horizon Phases 2/3 construction costs	2,057	1,315	481
Sustaining capital	278	223	170
Turnaround costs	100	21	79
Capitalized interest and other (4)	157	51	48
Total Oil Sands Mining and Upgrading	2,592	1,610	778
Horizon coker rebuild and collateral damage costs (5)	–	–	404
Midstream	197	14	5
Abandonments (6)	207	204	213
Head office	38	36	18
Total net capital expenditures	$7,274	$6,308	$6,414
By segment
North America (2)	$4,026	$4,126	$4,736
North Sea	334	254	227
Offshore Africa (3)	(120)	64	33
Oil Sands Mining and Upgrading (5)	2,592	1,610	1,182
Midstream	197	14	5
Abandonments (6)	207	204	213
Head office	38	36	18
Total	$7,274	$6,308	$6,414
(1)	Net capital expenditures exclude adjustments related to differences between carrying amounts and tax values, and other fair value adjustments.
(2)	Includes Business Combinations.
(3)	Includes proceeds from the Company’s disposition of a 50% interest in its exploration right in South Africa.
(4)	Capitalized interest and other includes expenditures related to land acquisition and retention, seismic, and other adjustments.
(5)
During 2011, the Company recognized $393 million of property damage insurance recoveries (see note 11 to the Company’s consolidated financial statements), offsetting the costs incurred related to the coker rebuild and collateral damage costs.

(6)	Abandonments represent expenditures to settle asset retirement obligations and have been reflected as capital expenditures in this table.

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

Net capital expenditures for 2013 were $7,274 million compared with $6,308 million for 2012 (2011 – $6,414 million). The increase in 2013 capital expenditures from 2012 was primarily due to the ramp up of Horizon Phase 2/3 site construction activity, the Horizon turnaround completed in the second quarter of 2013, increased well drilling and completions spending, increased Midstream spending related to pipeline construction activity, and the acquisition of Barrick Energy Inc., partially offset by the disposition of a 50% interest in Block 11B/12B in South Africa and lower spending associated with the completion of the construction of the Kirby South Project.

During 2013, the Company disposed of a 50% interest in its exploration right in South Africa, for net cash consideration of US$255 million, including a recovery of US$14 million of past incurred costs, resulting in an after-tax gain on sale of exploration and evaluation property of $166 million. In the event that a commercial crude oil or natural gas discovery occurs on this exploration right, resulting in the exploration right being converted into a production right, an additional cash payment would be due to the Company at such time, amounting to US$450 million for a commercial crude oil discovery and US$120 million for a commercial natural gas discovery.

Subsequent to December 31, 2013, the Company entered into an agreement to acquire certain producing Canadian crude oil and natural gas properties, together with undeveloped land, for total cash consideration of approximately $3,125 million, based on an effective date of January 1, 2014, with a targeted closing date of April 1, 2014. In connection with the agreement, the Company negotiated an additional $1,000 million unsecured bank credit facility with a two-year maturity and with terms similar to the Company’s current syndicated credit facilities, which is available upon closing. It is the Company’s intention to finance the transaction utilizing cash flow from operations generated in excess of capital expenditures and available bank credit facilities, including the new unsecured bank credit facility, while maintaining the ongoing dividend program.

Drilling Activity (number of wells)	2013	2012	2011
Net successful natural gas wells	44	35	83
Net successful crude oil wells (1)	1,117	1,203	1,103
Dry wells	30	33	48
Stratigraphic test / service wells	384	727	657
Total	1,575	1,998	1,891
Success rate (excluding stratigraphic test / service wells)	97%	97%	96%
(1)	Includes bitumen wells.

North America

North America, excluding Oil Sands Mining and Upgrading, accounted for approximately 59% of the total capital expenditures for 2013 compared to approximately 69% for 2012 (2011 – 77%).

During 2013, the Company targeted 45 net natural gas wells, including 28 wells in Northeast British Columbia, 14 wells in Northwest Alberta and 3 wells in Northern Plains. The Company also targeted 1,145 net crude oil wells. The majority of these wells were concentrated in the Company’s Northern Plains region where 859 primary heavy crude oil wells, 37 Pelican Lake heavy crude oil wells, 145 bitumen (thermal oil) wells and 1 light crude oil well were drilled. Another 103 wells targeting light crude oil were drilled outside the Northern Plains region.

The Company continued to access its large crude oil drilling inventory to maximize value in both the short and long term. Due to the Company’s focus on drilling crude oil wells in recent years and low natural gas prices, natural gas drilling activities have been reduced from historical levels. Deferred natural gas well locations have been retained in the Company’s prospect inventory.

Overall Primrose thermal production for 2013 averaged approximately 96,000 bbl/d, compared with approximately 99,000 bbl/d in 2012 (2011 – 98,000 bbl/d). Production volumes were in line with expectations due to the cyclic nature of thermal production at Primrose.

During 2013, the Company discovered bitumen emulsion at surface in areas of the Primrose field. The Company’s view is that the cause of the occurrence is mechanical in nature and is working collaboratively with the regulators in the causation review and remediation plans. The Company’s near term steaming plan at the Primrose field has been modified, with steaming being restricted in certain areas until the causation review with the regulators is complete.

The next planned phase of the Company’s in situ Oil Sands assets expansion is the Kirby South Project. Site construction is complete and first steam injection was achieved in September 2013. At December 31, 2013, steam was being circulated through 6 pads with well response as expected. Subsequent to December 31, 2013, 15 well pairs have been fully converted to the production stage.

Development of the tertiary recovery conversion projects at Pelican Lake continued and 37 horizontal wells were drilled during 2013. Pelican Lake production averaged approximately 43,000 bbl/d in 2013 (2012 and 2011 – 38,000 bbl/d). The new 20,000 bbl/d battery was completed in the first half of 2013, alleviating the previous facility constraints at Pelican Lake and Woodenhouse. Further ramp up of production is anticipated in early 2014.

In order to expand its pipeline infrastructure the Company has participated in the expansion of the Cold Lake pipeline with construction anticipated to be completed by 2016.

For 2014, the Company’s overall planned drilling activity in North America is targeted to be 1,008 net crude oil wells, 15 net bitumen wells and 61 net natural gas wells, excluding stratigraphic and service wells.

Oil Sands Mining and Upgrading

Phase 2/3 expansion activity in 2013 was focused on field construction of the gas recovery unit, sulphur recovery unit, butane treatment unit, coker expansion, tank farms, cooling water tower, tailings, hydrotransport, froth treatment and extraction trains 3 and 4, along with engineering related to the froth treatment plants, extraction retrofit of trains 1 and 2, hydrogen unit, hydrotreater unit, vacuum distillation unit and distillation recovery unit.

North Sea

In December 2011, the Banff FPSO and subsea infrastructure suffered storm damage. Operations at Banff/Kyle, with combined net production of approximately 3,500 bbl/d, were suspended. The FPSO is currently undergoing repairs and is targeted to be back in the field early in the third quarter of 2014. The associated repair costs, net of insurance recoveries, are not expected to be significant. The financial impact to operations has been mitigated through receipt of business interruption insurance proceeds.

In 2012, the UK government announced the implementation of the Brownfield Allowance, which allows for an agreed allowance for certain pre-approved qualifying field developments. This allowance partially mitigates the impact of previous supplementary income tax increases. During 2013, the Company received Brownfield Allowance approvals for the Tiffany and Ninian fields. At the Tiffany field, the Company completed 1 injection well conversion and drilled 1 production well with production of approximately 1,500 bbl/d, exceeding original forecasted volumes. The Company commenced drilling in the Ninian field in the fourth quarter of 2013.

The decommissioning activities at the Murchison platform commenced in the fourth quarter of 2013 and the Company estimates the decommissioning efforts will continue for approximately 5 years. In 2013, the Company entered into a Decommissioning Relief Deed (“DRD”) with the UK government. The DRD was introduced in 2013 and is a contractual mechanism whereby the UK government guarantees its participation in future field abandonments through a recovery of PRT and corporate income tax.

Offshore Africa

During 2013, the Company contracted a drilling rig for a 6 well drilling program at the Baobab field in Côte d’Ivoire. The rig is expected to arrive in country no later than the first quarter of 2015. At the Espoir field, the Company is seeking a drilling rig and is assessing the opportunity to commence drilling in the latter half of 2014.

Exploration activities continue to progress in both Côte d’Ivoire and South Africa. In Côte d’Ivoire, the operator in Block CI-514 is expected to commence drilling 1 exploratory well in March 2014. In South Africa, the operator is targeting to commence drilling 1 exploratory well in the third quarter of 2014.

LIQUIDITY AND CAPITAL RESOURCES

($ millions, except ratios)	2013	2012	2011
Working capital deficit (1)	$1,574	$1,264	$894
Long-term debt (2) (3)	$9,661	$8,736	$8,571

Shareholders’ equity
Share capital	$3,854	$3,709	$3,507
Retained earnings	21,876	20,516	19,365
Accumulated other comprehensive income	42	58	26
Total	$25,772	$24,283	$22,898

Debt to book capitalization (3) (4)	27%	26%	27%
Debt to market capitalization (3) (5)	20%	22%	17%
After-tax return on average common shareholders’ equity (6)	9%	8%	12%
After-tax return on average capital employed (3) (7)	7%	7%	10%
(1)	Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)	Includes the current portion of long-term debt (2013 – $1,444 million; 2012 – $798 million; 2011 – $359 million).
(3)	Long-term debt is stated at its carrying value, net of fair value adjustments, original issue discounts and transaction costs.
(4)	Calculated as current and long-term debt; divided by the book value of common shareholders’ equity plus current and long-term debt.
(5)	Calculated as current and long-term debt; divided by the market value of common shareholders’ equity plus current and long-term debt.
(6)	Calculated as net earnings for the twelve month trailing period; as a percentage of average common shareholders’ equity for the year.
(7)	Calculated as net earnings plus after-tax interest and other financing expense for the twelve month trailing period; as a percentage of average capital employed for the year.

At December 31, 2013, the Company’s capital resources consisted primarily of cash flow from operations, available bank credit facilities and access to debt capital markets. Cash flow from operations and the Company’s ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the “Risks and Uncertainties” section of this MD&A. In addition, the Company’s ability to renew existing bank credit facilities and raise new debt is also dependent upon maintaining an investment grade debt rating and the condition of capital and credit markets. The Company continues to believe that its internally generated cash flow from operations supported by the implementation of its ongoing hedge policy, the flexibility of its capital expenditure programs supported by its multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long term and support its growth strategy.

During 2013, the Company established a US commercial paper program. Borrowings of up to a maximum US$1,500 million are authorized. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.

At December 31, 2013, the Company had in place bank credit facilities of $4,801 million, of which approximately $2,937 million, net of commercial paper issuances of $532 million, was available.

At December 31, 2013, the Company has maturities of long-term debt aggregating $912 million over the next 12 months (US$500 million due November 2014; US$350 million due December 2014). It is the Company’s intention to retire this indebtedness utilizing cash flow from operations generated in excess of capital expenditures and available bank credit facilities as necessary, while maintaining the ongoing dividend program. On a pro forma basis, reflecting the retirement of this indebtedness, the available credit under its bank credit facilities at December 31, 2013 would amount to $2,025 million.

During 2013, the Company repaid $400 million of 4.50% medium-term notes and US$400 million of 5.15% notes. The $3,000 million revolving syndicated credit facility was extended to June 2017. Additionally, the Company issued $500 million of 2.89% medium-term notes due August 2020. Proceeds from the securities issued were used to repay bank indebtedness and for general corporate purposes.

During 2013, the Company filed base shelf prospectuses that allow for the issue of up to $3,000 million of medium-term notes in Canada and US$3,000 million of debt securities in the United States until December 2015. If issued, these securities will bear interest as determined at the date of issuance.

Long-term debt was $9,661 million at December 31, 2013, resulting in a debt to book capitalization ratio of 27% (December 31, 2012 – 26%; December 31, 2011 – 27%). This ratio is within the 25% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operations is greater than current investment activities. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. The Company has hedged a portion of its production for 2014 and 2015 at prices that protect investment returns to ensure ongoing balance sheet strength and the completion of its capital expenditure programs. Further details related to the Company’s long-term debt at December 31, 2013 are discussed in note 9 to the Company’s consolidated financial statements.

The Company’s commodity hedge policy reduces the risk of volatility in commodity prices and supports the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. As at March 5, 2014, an average of approximately 272,000 bbl/d of currently forecasted 2014 crude oil volumes and approximately 8,000 bbl/d of currently forecasted 2015 crude oil volumes were hedged using price collars and physical crude oil sales contracts with fixed WCS differentials. An additional 500,000 MMBtu/d of natural gas volumes were hedged for April 2014 to October 2014 using AECO basis swaps. Further details related to the Company’s commodity derivative financial instruments outstanding at December 31, 2013 are discussed in note 18 to the Company’s consolidated financial statements.

Share Capital

As at December 31, 2013, there were 1,087,322,000 common shares outstanding and 72,741,000 stock options outstanding. As at March 4, 2014, the Company had 1,090,824,000 common shares outstanding and 69,845,000 stock options outstanding.

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

On March 5, 2014, the Company’s Board of Directors approved an increase in the annual dividend to $0.90 per common share (previous annual dividend rate of $0.80 per common share), beginning with the quarterly dividend payable on April 1, 2014 at $0.225 per common share. This represents a 13% increase from the previous quarterly dividend, reflecting the stability of the Company’s cash flow and providing a return to shareholders. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.

During 2013, the Company announced a Normal Course Issuer Bid to purchase through the facilities of the TSX and the NYSE, during the twelve month period commencing April 2013 and ending April 2014, up to 54,635,116 common shares. The Company’s Normal Course Issuer Bid announced in 2012 expired April 2013.

During 2013, the Company purchased for cancellation 10,164,800 common shares at a weighted average price of $31.46 per common share for a total cost of $320 million. Retained earnings were reduced by $285 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2013, the Company purchased 1,475,000 common shares at a weighted average price of $35.85 per common share for a total cost of $53 million.

COMMITMENTS AND OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company has entered into various commitments that will have an impact on the Company’s future operations. As at December 31, 2013, no entities were consolidated under IFRS 10, “Consolidated Financial Statements”. The following table summarizes the Company’s commitments as at December 31, 2013:

($ millions)	2014	2015	2016	2017	2018	Thereafter
Product transportation and pipeline	$298	$293	$225	$208	$176	$1,324
Offshore equipment operating leases and offshore drilling	$147	$238	$81	$61	$54	$17
Long-term debt (1)	$1,436	$400	$931	$1,750	$426	$4,776
Interest and other financing expense (2)	$441	$405	$387	$323	$270	$3,803
Office leases	$35	$41	$42	$45	$47	$321
Other	$309	$172	$71	$1	$1	$1
(1)	Long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs.
(2)
Interest and other financing expense amounts represent the scheduled fixed rate and variable rate cash interest payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates and foreign exchange rates as at December 31, 2013.

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

RESERVES

For the years ended December 31, 2013, 2012 and 2011, the Company retained Independent Qualified Reserves Evaluators to evaluate and review all of the Company’s proved and proved plus probable crude oil, NGLs and natural gas reserves.  The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101“) requirements.

The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States FASB Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual Form 40-F filed with the SEC and in the “Supplementary Oil and Gas Information” section of the Company’s Annual Report.

The following tables summarize the company gross proved and proved plus probable reserves using forecast prices and costs as at December 31, 2013, prepared in accordance with NI 51-101 reserves disclosures:

Proved Reserves	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2012	443	204	267	1,066	2,255	4,136	94	5,018
Discoveries	–	1	–	–	–	6	–	2
Extensions	3	36	–	51	–	163	13	130
Infill Drilling	5	11	2	–	–	73	3	33
Improved Recovery	–	1	–	–	–	1	–	1
Acquisitions	15	–	–	–	–	156	2	43
Dispositions	–	–	–	–	–	(1)	–	–
Economic Factors	1	1	–	2	(2)	(99)	(1)	(16)
Technical Revisions	1	40	5	73	(5)	293	8	171
Production	(28)	(50)	(16)	(35)	(37)	(423)	(9)	(245)
December 31, 2013	440	244	258	1,157	2,211	4,305	110	5,137

Proved plus Probable Reserves	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2012	654	284	372	2,122	3,351	5,787	138	7,886
Discoveries	–	1	–	–	–	7	1	3
Extensions	5	55	–	100	–	424	33	264
Infill Drilling	6	15	2	–	–	92	3	41
Improved Recovery	–	1	–	–	–	1	–	1
Acquisitions	19	–	–	–	–	196	2	53
Dispositions	–	–	–	–	–	(1)	–	–
Economic Factors	1	1	1	–	(1)	(81)	(1)	(13)
Technical Revisions	(13)	27	3	(17)	(24)	107	7	1
Production	(28)	(50)	(16)	(35)	(37)	(423)	(9)	(245)
December 31, 2013	644	334	362	2,170	3,289	6,109	174	7,991

At December 31, 2013, the company gross proved crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 4,420 MMbbl, and gross proved plus probable crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 6,973 MMbbl. Proved reserve additions and revisions replaced 152% of 2013 production. Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 143 MMbbl, and additions to proved plus probable reserves amounted to 243 MMbbl. Net positive revisions amounted to 123 MMbbl for proved reserves and net negative revisions amounted to 16 MMbbl for proved plus probable reserves, primarily due to technical revisions to prior estimates.

At December 31, 2013, the company gross proved natural gas reserves totaled 4,305 Bcf, and gross proved plus probable natural gas reserves totaled 6,109 Bcf. Proved reserve additions and revisions replaced 140% of 2013 production. Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 398 Bcf, and additions to proved plus probable reserves amounted to 719 Bcf. Net positive revisions amounted to 194 Bcf for proved reserves and 26 Bcf for proved plus probable reserves, primarily due to technical revisions to prior estimates.

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

RISKS AND UNCERTAINTIES

The Company is exposed to various operational risks inherent in the exploration, development, production and marketing of crude oil and NGLs and natural gas and the mining and upgrading of bitumen into SCO. These inherent risks include, but are not limited to, the following:

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

—	Interest rate risk associated with the Company’s ability to secure financing on commercially acceptable terms;
—	Foreign exchange risk due to fluctuating exchange rates on the Company’s US dollar denominated debt and as all sales are predominantly based on US dollar denominated benchmarks;
—	Environmental impact risk associated with exploration and development activities, including GHG;
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

The Company uses a variety of means to help mitigate and/or minimize these risks. The Company maintains a comprehensive property loss and business interruption insurance program to reduce risk. Operational control is enhanced by focusing efforts on large core areas with high working interests and by assuming operatorship of key facilities. Product mix is diversified, consisting of the production of natural gas and the production of crude oil of various grades. The Company believes this diversification reduces price risk when compared with over-leverage to one commodity. Accounts receivable from the sale of crude oil and natural gas are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. Derivative financial instruments are utilized to help ensure targets are met and to manage commodity price, foreign currency and interest rate exposures. The Company is exposed to possible losses in the event of non-performance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with substantially all investment grade financial institutions and other entities. The arrangements and policies concerning the Company’s financial instruments are under constant review and may change depending upon the prevailing market conditions.

The Company’s capital structure mix is also monitored on a continual basis to ensure that it optimizes flexibility, minimizes cost and offers the greatest opportunity for growth. This includes the determination of a reasonable level of debt and any interest rate exposure risk that may exist.

For additional details regarding the Company’s risks and uncertainties, refer to the Company’s AIF for the year ended December 31, 2013.

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

The Company’s Plan and operating guidelines focus on minimizing the impact of operations while meeting regulatory requirements, regional management frameworks, industry operating standards and guidelines, and internal corporate standards. The Company, as part of this Plan, has implemented a proactive program that includes:

—	An internal environmental compliance audit and inspection program of the Company’s operating facilities;
—	A suspended well inspection program to support future development or eventual abandonment;
—	Appropriate reclamation and decommissioning standards for wells and facilities ready for abandonment;
—	An effective surface reclamation program;
—	A due diligence program related to groundwater monitoring;
—	An active program related to preventing and reclaiming spill sites;
—	A solution gas conservation program;
—	A program to replace the majority of fresh water for steaming with brackish water;
—	Water programs to improve efficiency of use, recycle rates and water storage;
—	Environmental planning for all projects to assess impacts and to implement avoidance and mitigation programs;
—	Reporting for environmental liabilities;
—	A program to optimize efficiencies at the Company’s operated facilities;
—	Continued evaluation of new technologies to reduce environmental impacts and support for Canada’s Oil Sands Innovation Alliance (“COSIA”);
—	CO2 reduction programs including the injection of CO2 into tailings and for use in EOR;
—	A program in place related to progressive reclamation and tailings management at Horizon; and
—	Participation and support for the Joint Oil Sands Monitoring Program.

For 2013, the Company’s capital expenditures included $207 million for abandonment expenditures (2012 – $204 million; 2011 – $213 million). The Company’s estimated discounted ARO at December 31, 2013 was as follows:

($ millions)	2013	2012
Exploration and Production
North America	$1,707	$2,079
North Sea	1,090	1,030
Offshore Africa	225	218
Oil Sands Mining and Upgrading	1,138	937
Midstream	2	2
	$4,162	$4,266

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

GREENHOUSE GAS AND OTHER AIR EMISSIONS

The Company, through the Canadian Association of Petroleum Producers, is working with Canadian legislators and regulators as they develop and implement new GHG emission laws and regulations. Internally, the Company is pursuing an integrated emissions reduction strategy, to ensure that it is able to comply with existing and future emissions reduction requirements, for both GHGs and air pollutants (such as sulphur dioxide and oxides of nitrogen). The Company continues to develop strategies that will enable it to deal with the risks and opportunities associated with new GHG and air emissions policies. In addition, the Company is working with relevant parties to ensure that new policies encourage technological innovation, energy efficiency, and targeted research and development while not impacting competitiveness.

In Canada, the federal government has indicated its intent to develop regulations that would be in effect in the near term to address industrial GHG emissions, as part of the national GHG reduction target. The federal government is also developing a comprehensive management system for air pollutants.

In the Province of Alberta, GHG reduction regulations came into effect July 1, 2007, affecting facilities emitting more than 100 kilotonnes of CO2e annually. Three of the Company’s facilities, the Horizon facility, the Primrose/Wolf Lake in situ heavy crude oil facilities and the Hays sour natural gas plant are subject to compliance under the regulations. The Kirby South in situ heavy crude oil facility will be subject to compliance under the regulations in 2016. In the Province of British Columbia, carbon tax is currently being assessed at $30/tonne of CO2e on fuel consumed and gas flared in the province. The province of Saskatchewan released draft GHG regulations that regulate facilities emitting more than 50 kilotonnes of CO2e annually and will likely require the North Tangleflags in situ heavy oil facility to meet the reduction target for its GHG emissions once the governing legislation comes into force. In the UK, GHG regulations have been in effect since 2005. In Phase 1 (2005 – 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 – 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions. In Phase 3 (2013 – 2020) the Company’s CO2 allocation was further reduced.  The Company continues to focus on implementing reduction programs based on efficiency audits to reduce CO2 emissions at its major facilities and on trading mechanisms to ensure compliance with requirements now in effect.

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

There are a number of unresolved issues in relation to Canadian federal and provincial GHG regulatory requirements. Key among them is the form of regulation, an appropriate common facility emission level, availability and duration of compliance mechanisms, and resolution of federal/provincial harmonization agreements. The Company continues to pursue GHG emission reduction initiatives including: solution gas conservation, compressor optimization to improve fuel gas efficiency, CO2 capture and sequestration in oil sands tailings, CO2 capture and storage in association with EOR, participation in an industry initiative to promote an integrated CO2 capture and storage network, and participation in organizations that are researching technologies to reduce GHG emissions (specifically COSIA and Carbon Management Canada).

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. Actual results could differ from estimated amounts, and those differences may be material.

Critical accounting policies and estimates are reviewed by the Company’s Audit Committee annually. The Company believes the following are the most critical accounting policies and estimates in preparing its consolidated financial statements.

Depletion, Depreciation and Amortization and Impairment

Exploration and evaluation (“E&E”) costs relating to activities to explore and evaluate crude oil and natural gas properties are initially capitalized and include costs directly associated with the acquisition of licenses, technical services and studies, seismic acquisition, exploration drilling and evaluation, overhead and administration expenses, and the estimate of any asset retirement costs. E&E assets are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. Technical feasibility and commercial viability of extracting a mineral resource is considered to be determined when an assessment of proved reserves is made. The judgements associated with the estimation of proved reserves are described below in “Crude Oil and Natural Gas Reserves”.

An alternative acceptable accounting method for E&E costs under IFRS 6 “Exploration for and Evaluation of Mineral Resources” is to charge exploratory dry holes and geological and geophysical exploration costs incurred after having obtained the legal rights to explore an area against net earnings in the period incurred rather than capitalizing to E&E assets.

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

Property, plant and equipment is measured at cost less accumulated depletion and depreciation and impairment provisions.  Crude oil and natural gas properties in the Exploration and Production segments are depleted using the unit-of-production method over proved reserves, except for major components, which are depreciated using a straight-line method over their estimated useful lives. The unit-of-production depletion rate takes into account expenditures incurred to date, together with future estimated development expenditures required to develop proved reserves. Estimates of proved reserves have a significant impact on net earnings, as they are a key input to the calculation of depletion expense.

The Company assesses property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Indications of impairment include the existence of low commodity prices for an extended period, significant downward revisions of estimated reserves volumes, significant increases in estimated future development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks. If any such indication of impairment exists, the Company performs an impairment test related to the specific assets at the CGU level.

Crude Oil and Natural Gas Reserves

Reserve estimates are based on engineering data, estimated future prices, expected future rates of production and the timing of future capital expenditures, all of which are subject to many uncertainties, interpretations, and judgements. The Company expects that, over time, its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels, and may be affected by changes in commodity prices. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion, depreciation and amortization and for determining potential asset impairment. For example, a revision to the proved reserve estimates would result in a higher or lower depletion, depreciation and amortization charge to net earnings. Downward revisions to reserve estimates may also result in an impairment of E&E and property, plant and equipment carrying amounts.

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

The estimated present values of ARO related to long-term assets are recognized as a liability in the period in which they are incurred. The provision for the ARO is estimated by discounting the expected future cash flows to settle the ARO at the Company’s weighted average credit-adjusted risk-free interest rate, which is currently 5.0%. Subsequent to initial measurement, the ARO is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense whereas changes in discount rates or estimated future cash flows are capitalized to or derecognized from property, plant and equipment. Changes in estimates would impact accretion and depletion expense in net earnings. In addition, differences between actual and estimated costs to settle the ARO, timing of cash flows to settle the obligation and future inflation rates may result in gains or losses on the final settlement of the ARO.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized based on the estimated income tax effects of temporary differences in the carrying value of assets and liabilities in the consolidated financial statements and their respective tax bases, using income tax rates substantively enacted as at the date of the balance sheet. Accounting for income taxes requires the Company to interpret frequently changing laws and regulations, including changing income tax rates, and make certain judgements with respect to the application of tax law, estimating the timing of temporary difference reversals, and estimating the realizability of tax assets.  There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for potential tax audit issues based on assessments of whether additional taxes will likely be due.

Risk Management Activities

The Company uses derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes. All derivative financial instruments are recognized in the consolidated balance sheets at their estimated fair value.  The estimated fair value of derivative financial instruments has been determined based on appropriate internal valuation methodologies and/or third party indications. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows, discount rates and credit risk. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The carrying amount of a risk management liability is adjusted for the Company’s own credit risk. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Purchase Price Allocations

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires the Company to make estimates, assumptions and judgements regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities, including the fair value of crude oil and natural gas properties together with deferred income tax effects. As a result, the purchase price allocation impacts the Company’s reported assets and liabilities and future net earnings due to the impact on future depletion, depreciation and amortization expense and impairment tests.

The Company has made various assumptions in determining the fair values of the acquired assets and liabilities. The most significant assumptions and judgements relate to the estimation of the fair value of the crude oil and natural gas properties. To determine the fair value of these properties, the Company estimates crude oil and natural gas reserves. Reserve estimates are based on the work performed by the Company’s internal engineers and outside consultants. The judgements associated with these estimated reserves are described above in “Crude Oil and Natural Gas Reserves”. Estimates of future prices are based on prices derived from price forecasts among industry analysts and internal assessments. The Company applies estimated future prices to the estimated reserves quantities acquired, and estimates future operating and development costs, to arrive at estimated future net revenues for the properties acquired.

Share-Based Compensation

The Company has made various assumptions in estimating the fair values of stock options granted including expected volatility, expected exercise behavior and future forfeiture rates. At each period end, stock options outstanding are remeasured for subsequent changes in the fair value of the liability.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2013, the Company adopted the following new accounting standards issued by the IASB:

a)
IFRS 10 “Consolidated Financial Statements” replaced IAS 27 “Consolidated and Separate Financial Statements” (IAS 27 still contains guidance for Separate Financial Statements) and Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements. The standard defines the principle of control and establishes control as the basis for consolidation, as well as providing guidance on applying the control principle to determine whether an investor controls an investee.

IFRS 11 “Joint Arrangements” replaced IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”. The new standard defines two types of joint arrangements, joint operations and joint ventures. In a joint operation, the parties with joint control have rights to the assets and obligations for the liabilities of the joint arrangement and are required to recognize their proportionate interest in the assets, liabilities, revenues and expenses of the joint arrangement. In a joint venture, the parties have an interest in the net assets of the arrangement and are required to apply the equity method of accounting.

IFRS 12 “Disclosure of Interests in Other Entities”. The standard includes disclosure requirements for investments in subsidiaries, joint arrangements, associates and unconsolidated structured entities.

The Company adopted these standards retrospectively. Adoption of these standards did not have a material impact on the Company’s consolidated financial statements.

b)
IFRS 13 “Fair Value Measurement” provides guidance on the application of fair value where its use is already required or permitted by other standards within IFRS. The standard includes a definition of fair value and a single source of fair value measurement and disclosure requirements for use across all IFRSs that require or permit the use of fair value. IFRS 13 was adopted prospectively. As a result of adoption of this standard, the Company has included its own credit risk in measuring the carrying amount of a risk management liability with no material impact on the Company’s consolidated financial statements.

c)
Amendments to IAS 1 “Presentation of Financial Statements” require items of other comprehensive income that may be reclassified to net earnings to be grouped together. The amendments also require that items in other comprehensive income and net earnings be presented as either a single statement or two consecutive statements. Adoption of this amended standard impacted presentation only.

d)
IFRS Interpretation Committee (“IFRIC”) 20 “Stripping Costs in the Production Phase of a Surface Mine” requires overburden removal costs during the production phase to be capitalized and depreciated if the Company can demonstrate that probable future economic benefits will be realized, the costs can be reliably measured, and the Company can identify the component of the ore body for which access has been improved. Adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

In November 2013, the IASB issued amendments to IFRS 9 “Financial Instruments” to provide guidance on hedge accounting and associated disclosures as part of its overall Financial Instruments project to replace IAS 39 “Financial Instruments – Recognition and Measurement”. The new hedge accounting guidance in IFRS 9 replaces strict quantitative tests of effectiveness with less restrictive assessments of how well the hedging instrument accomplishes the Company’s risk management objectives for financial and non-financial risk exposures. The new guidance also allows entities to hedge components of non-financial items.

Previous amendments to IFRS 9 replaced the multiple classification and measurement models for financial assets and liabilities with a new model that has only two categories: amortized cost and fair value through profit and loss. Under IFRS 9, fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

As part of the November 2013 amendments to IFRS 9, the IASB removed the January 1, 2015 mandatory effective date, and did not provide a new mandatory effective date. However, entities may still choose to apply IFRS 9 immediately.

Effective January 1, 2014, the Company adopted IFRS 9 with no material impact on the Company’s consolidated financial statements.

CONTROL ENVIRONMENT

The Company’s management, including the President and the Chief Financial Officer and Senior Vice-President, Finance, evaluated the effectiveness of disclosure controls and procedures as at December 31, 2013, and concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its annual filings and other reports filed with securities regulatory authorities in Canada and the United States is recorded, processed, summarized and reported within the time periods specified and such information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosures.

The Company’s management also performed an assessment of internal control over financial reporting as at December 31, 2013, and concluded that internal control over financial reporting is effective. Further, there were no changes in the Company’s internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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

The Company’s 2014 guidance included in this MD&A does not reflect the potential impact of the agreement announced on February 19, 2014 to acquire certain producing Canadian crude oil and natural gas properties based on a targeted closing date of April 1, 2014. The Company targets production levels in 2014 to average between 521,000 bbl/d and 560,000 bbl/d of crude oil and NGLs and between 1,170 MMcf/d and 1,210 MMcf/d of natural gas.

Capital expenditures in 2014 are currently targeted to be as follows:

($ millions)	2014 Guidance
Exploration and Production
North America natural gas	$590
North America crude oil	1,990
International crude oil	750
Thermal In Situ Oil Sands
Primrose and Future	600
Kirby South	80
Kirby North Phase 1	450
Midstream	110
Property acquisitions, dispositions and other	25
Total Exploration and Production	$4,595
Oil Sands Mining and Upgrading
Project Capital
Reliability – Tranche 2	40
Directive 74	200
Phase 2A	100
Phase 2B	1,325 - 1,575
Phase 3	550 - 700
Owner’s Costs and Other	305
Total Capital Projects	$2,520 - 2,920
Technology	10
Phase 4	25
Sustaining capital	260
Turnarounds and reclamation	40
Capitalized interest and other	290
Total Oil Sands Mining and Upgrading	$3,145 - 3,545
Total	$7,740 - 8,140

Targeted capital expenditures incorporate the following levels of drilling activity:

Drilling activity (number of net wells)	2014 Guidance
Targeting natural gas	61
Targeting crude oil	1,014
Targeting thermal in situ	15
Stratigraphic test / service wells – Exploration and Production	39
Stratigraphic test / service wells – Thermal in situ	184
Stratigraphic test / service wells – Oil Sands Mining and Upgrading	260
Total	1,573

SENSITIVITY ANALYSIS

The following table is indicative of the annualized sensitivities of cash flow from operations and net earnings from changes in certain key variables. The analysis is based on business conditions and sales volumes during the fourth quarter of 2013, excluding mark-to-market gains (losses) on risk management activities and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.

	Cash flow from operations ($ millions)	Cash flow from operations (per common share, basic)	Net earnings ($ millions)	Net earnings (per common share, basic)
Price changes
Crude oil – WTI US$1.00/bbl (1)
Excluding financial derivatives	$123	$0.11	$123	$0.11
Including financial derivatives	$123	$0.11	$123	$0.11
Natural gas – AECO C$0.10/Mcf (1)
Excluding financial derivatives	$24	$0.02	$24	$0.02
Including financial derivatives	$9 – 16	$0.01	$9 – 16	$0.01
Volume changes
Crude oil – 10,000 bbl/d	$144	$0.13	$102	$0.09
Natural gas – 10 MMcf/d	$5	$–	$–	$–
Foreign currency rate change
$0.01 change in US$ (1)
Including financial derivatives	$93 – 95	$0.09	$51 – 52	$0.05
Interest rate change – 1%	$13	$0.01	$13	$0.01
(1)	For details of financial instruments in place, refer to note 18 to the Company’s consolidated financial statements as at December 31, 2013.

DAILY PRODUCTION BY SEGMENT, BEFORE ROYALTIES

	Q1	Q2	Q3	Q4	2013	2012	2011
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	345,489	331,453	365,529	332,231	343,699	326,829	295,618
North America – Oil Sands Mining and Upgrading	108,782	67,954	111,959	112,273	100,284	86,077	40,434
North Sea	18,774	18,901	15,522	20,155	18,334	19,824	29,992
Offshore Africa	16,112	18,055	16,172	13,379	15,923	18,648	23,009
Total	489,157	436,363	509,182	478,038	478,240	451,378	389,053
Natural gas (MMcf/d)
North America	1,125	1,092	1,136	1,165	1,130	1,198	1,231
North Sea	1	4	4	7	4	2	7
Offshore Africa	24	26	23	23	24	20	19
Total	1,150	1,122	1,163	1,195	1,158	1,220	1,257
Barrels of oil equivalent (BOE/d)
North America – Exploration and Production	532,971	513,424	554,756	526,518	531,961	526,460	500,778
North America – Oil Sands Mining and Upgrading	108,782	67,954	111,959	112,273	100,284	86,077	40,434
North Sea	19,016	19,578	16,254	21,273	19,029	20,151	31,082
Offshore Africa	20,075	22,359	19,969	17,178	19,888	21,977	26,232
Total	680,844	623,315	702,938	677,242	671,162	654,665	598,526

PER UNIT RESULTS – EXPLORATION AND PRODUCTION

	Q1	Q2	Q3	Q4	2013	2012	2011
Crude oil and NGLs ($/bbl) (1)
Sales price (2) (3)	$60.87	$75.10	$89.24	$69.38	$73.81	$72.44	$79.16
Transportation	2.37	2.32	2.38	1.84	2.22	2.20	1.70
Realized sales price, net of transportation	58.50	72.78	86.86	67.54	71.59	70.24	77.46
Royalties	8.76	11.60	15.20	8.82	11.13	10.67	12.30
Production expense	17.56	16.51	15.90	18.59	17.14	16.11	15.75
Netback	$32.18	$44.67	$55.76	$40.13	$43.32	$43.46	$49.41
Natural gas ($/Mcf) (1)
Sales price (2) (3)	$3.51	$4.05	$3.15	$3.62	$3.58	$2.70	$3.99
Transportation	0.29	0.29	0.27	0.28	0.28	0.26	0.26
Realized sales price, net of transportation	3.22	3.76	2.88	3.34	3.30	2.44	3.73
Royalties	0.12	0.28	0.10	0.21	0.18	0.09	0.18
Production expense	1.53	1.41	1.38	1.37	1.42	1.31	1.15
Netback	$1.57	$2.07	$1.40	$1.76	$1.70	$1.04	$2.40
Barrels of oil equivalent ($/BOE) (1)
Sales price (2) (3)	$47.90	$58.49	$67.09	$53.30	$56.46	$52.85	$58.81
Transportation	2.21	2.18	2.18	1.83	2.10	2.04	1.65
Realized sales price, net of transportation	45.69	56.31	64.91	51.47	54.36	50.81	57.16
Royalties	6.05	8.29	10.35	6.23	7.74	7.07	8.12
Production expense	14.74	13.81	13.36	15.04	14.24	13.14	12.42
Netback	$24.90	$34.21	$41.20	$30.20	$32.38	$30.60	$36.62
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.
(3)	Comparative figures have been adjusted to reflect realized product prices before transportation costs.

PER UNIT RESULTS – OIL SANDS MINING AND UPGRADING

	Q1	Q2	Q3	Q4	2013	2012	2011
Crude oil and NGLs ($/bbl) (1)
SCO sales price (2)	$96.19	$99.63	$114.19	$92.05	$100.75	$90.74	$101.48
Bitumen royalties (3)	3.81	4.41	6.82	5.06	5.11	4.34	3.99
Transportation	1.58	1.72	1.52	1.51	1.57	1.83	1.74
Adjusted cash production costs	39.93	44.94	39.90	39.05	40.57	42.83	36.64
Netback	$50.87	$48.56	$65.95	$46.43	$53.50	$41.74	$59.11
(1)	Amounts expressed on a per unit basis are based on sales volumes excluding the period of turnaround/suspension of production.
(2)	Comparative figures have been adjusted to reflect realized product prices before transportation costs.
(3)	Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.

TRADING AND SHARE STATISTICS

	Q1	Q2	Q3	Q4	2013	2012
TSX – C$
Trading volume (thousands)	179,043	183,999	177,215	142,746	683,003	729,700
Share Price ($/share)
High	$33.91	$32.86	$34.64	$36.04	$36.04	$41.12
Low	$28.66	$28.44	$29.72	$31.73	$28.44	$25.58
Close	$32.57	$29.65	$32.37	$35.94	$35.94	$28.64
Market capitalization as at December 31 ($ millions)					$39,078	$31,277
Shares outstanding (thousands)					1,087,322	1,092,072
NYSE – US$
Trading volume (thousands)	191,606	175,318	128,718	149,761	645,403	844,647
Share Price ($/share)
High	$33.21	$32.43	$33.64	$33.92	$33.92	$41.38
Low	$29.06	$26.98	$27.80	$30.42	$26.98	$25.01
Close	$32.13	$28.26	$31.44	$33.84	$33.84	$28.87
Market capitalization as at December 31 ($ millions)					$36,795	$31,528
Shares outstanding (thousands)					1,087,322	1,092,072

ADDITIONAL DISCLOSURE

Certifications

The required disclosure is included in Exhibits 2, 3, 4 and 5 to this Annual Report on Form 40-F

Disclosure Controls and Procedures

As of the end of the registrant’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of Canadian Natural’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was carried out by Canadian Natural’s management with the participation of Canadian Natural’s principal executive officer and principal financial officer. Based upon the evaluation, Canadian Natural’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, Canadian Natural’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Canadian Natural in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Canadian Natural’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Assessment of Internal Control Over Financial Reporting” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

Attestation Report of the Registered Public Accounting Firm

The required disclosure is included in the “Independent Auditor’s Report” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2013, there were no changes in Canadian Natural’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Canadian Natural’s internal control over financial reporting.

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

Audit Fees

The aggregate fees billed for each of the last two fiscal years of Canadian Natural ended December 31, 2013 and December 31, 2012, for professional services rendered by PwC for the audit of its internal controls and annual consolidated financial statements in connection with statutory and regulatory filings or engagements for those fiscal years, unaudited reviews of the first, second and third quarters of its interim consolidated financial statements and audits of certain of Canadian Natural’s subsidiary companies’ annual financial statements were $3,032,000 for 2013 and were $2,723,000 for 2012.

Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2013 and December 31, 2012, for audit-related services by PwC including pension assets and Crown Royalty Statements, were $212,000 for 2013 and were $183,000 for 2012. Canadian Natural’s Audit Committee approved all of these audit-related services.

Tax Fees

The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2013 and December 31, 2012, for professional services rendered by PwC for tax services related to expatriate personal tax compliance and other corporate tax return matters were $478,000 for 2013 and were $481,000 for 2012. Canadian Natural’s Audit Committee approved all of these tax-related services.

All Other Fees

The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2013 and December 31, 2012 for other services were $73,000 for 2013 and were $9,000 for 2012.  The fees for other services paid in 2013 related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Canadian Natural’s Audit Committee approved all of the noted services.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee’s duties and responsibilities include the review and approval of fees to be paid to the independent auditors, scope and timing of the audit and other related services rendered by the independent auditors. The Audit Committee also reviews and approves the independent auditor’s annual audit plan, including scope, staffing, locations and reliance upon management and internal audit department prior to the commencement of the audit and reviews and approves proposed non-audit services to be provided by the independent auditors, except those non-audit services prohibited by legislation. Canadian Natural did not rely on the de minimis exemption provided by paragraph (c)(7)(i)(c) of Rule 2.01 of Regulation S-X in 2013.

Off Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations
In the normal course of business, the Company has entered into various commitments that will have an impact on the Company’s future operations. The following table summarizes the Company’s commitments as at December 31, 2013:

($ millions)	2014	2015	2016	2017	2018	Thereafter
Product transportation and pipeline	$298	$293	$225	$208	$176	$1,324
Offshore equipment operating leases and offshore drilling	$147	$238	$81	$61	$54	$17
Long-term debt (1)	$1,436	$400	$931	$1,750	$426	$4,776
Interest and other financing expense (2)	$441	$405	$387	$323	$270	$3,803
Office leases	$35	$41	$42	$45	$47	$321
Other	$309	$172	$71	$1	$1	$1
(1)	Long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs.
(2)
Interest and other financing expense amounts represent the scheduled fixed rate and variable rate cash interest payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates and foreign exchange rates as at December 31, 2013.

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

Mine Safety Disclosure

Not Applicable

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

Dated this 24th day of March, 2014.

CANADIAN NATURAL RESOURCES LIMITED

By:	SIGNED “STEVE W. LAUT”
	Name:	Steve W. Laut
	Title:	President

Documents filed as part of this report:

EXHIBIT INDEX

Exhibit No.                            Description

1.	Supplementary Oil & Gas Information for the fiscal year ended December 31, 2013.

2.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

3.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

4.	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

5.	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

6.	Consent of PricewaterhouseCoopers LLP, independent chartered accountants.

7.	Consent of Sproule Associates Limited, independent petroleum engineering consultants.

8.	Consent of Sproule International Limited, independent petroleum engineering consultants.

9.	Consent of GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants.