Form 40-F
period 2014-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2015-03-25
CIK 1017413

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

[     ] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

[ X ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014	Commission File Number: 333-12138

CANADIAN NATURAL RESOURCES LIMITED (Exact name of Registrant as specified in its charter)

ALBERTA, CANADA (Province or other jurisdiction of incorporation or organization)

1311 (Primary Standard Industrial Classification Code Numbers)

Not Applicable (I.R.S. Employer Identification Number (if applicable))

2100, 855-2nd Street S.W., Calgary, Alberta, Canada, T2P 4J8 Telephone: (403) 517-7345 (Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111-Eighth Avenue, New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, no par value	Name of each exchange on which registered: New York Stock Exchange

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
1,091,836,851 Common Shares outstanding as of December 31, 2014

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

All dollar amounts in this Annual Report on Form 40-F are expressed in Canadian dollars.  On March 24, 2015 the reported Bank of Canada noon rate for one Canadian dollar was US$0.7993. On March 24, 2015 the reported Bank of Canada noon rate for one U. S. dollar was C$1.2511.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, starting on the following page:

A.	Annual Information Form

Annual Information Form of Canadian Natural Resources Limited (“Canadian Natural”) for the year ended December 31, 2014.

B.	Audited Annual Financial Statements

Canadian Natural’s audited consolidated financial statements for the years ended December 31, 2014 and 2013, including the auditor’s report with respect thereto.

C.	Management’s Discussion and Analysis

Canadian Natural’s Management’s Discussion and Analysis for the year ended December 31, 2014.

Supplementary Oil & Gas Information

For Canadian Natural’s Supplementary Oil & Gas Information for the year ended December 31, 2014, see Exhibit 99.1 to this Annual Report on Form 40-F.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2014

March 25, 2015

2	Canadian Natural Resources Limited

DEFINITIONS AND ABBREVIATIONS

The following are definitions and selected abbreviations used in this Annual Information Form:

ACC	Anadarko Canada Corporation
API	Specific gravity measured in degrees on the American Petroleum Institute scale.
ARO	Asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
“Canadian Natural Resources Limited”, “Canadian Natural”, “Company”, “Corporation”	Canadian Natural Resources Limited and includes, where applicable, reference to subsidiaries of and partnership interests held by Canadian Natural Resources Limited and its subsidiaries.
CBM	Coal Bed Methane
CO2	Carbon dioxide
CO2e	Carbon dioxide equivalents
Crude oil, natural gas and NGLs	The Company’s light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, synthetic crude oil, bitumen (thermal oil), natural gas and natural gas liquids.
CSS	Cyclic Steam Simulation
development well	Well drilled inside the established limits of an oil or gas reservoir or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.
dry well	Well that proves to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion.
EOR	Enhanced Oil Recovery
exploratory well	Well that is not a development well, a service well, or a stratigraphic test well.
extension well	Well that is drilled to test if a known reservoir extends beyond what had previously been believed to be the outer reservoir perimeter.
Fee title interest	Absolute ownership of legal title to mineral lands, subject to conditional interests that may have been granted from the title, such as petroleum and natural gas leases.
FPSO	Floating Production, Storage and Offloading vessel
GHG	Greenhouse gas
gross acres	Total number of acres in which the Company has a working interest or fee title interest.
gross wells	Total number of wells in which the Company has a working interest.
Horizon	Horizon Oil Sands
IFRS	International Financial Reporting Standards
Mbbl	thousand barrels
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MD&A	Management’s Discussion and Analysis
MMbbl	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet

Canadian Natural Resources Limited	3

MMcf/d	million cubic feet per day
MMcfe	millions of cubic feet equivalent
MM$	million Canadian dollars
NGLs	Natural gas liquids
net acres	Gross acres multiplied by the percentage working interest or fee title interest therein owned.
net asset value
Net present value of the future net revenue before income tax of the Company’s total proved plus probable crude oil, natural gas and NGL reserves prepared using forecast prices and costs discounted at 10%, plus the estimated market value of core unproved property, less net debt.  Future development costs and associated material well abandonment costs have been applied against the future net revenue before income tax.

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

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGL reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

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

Canadian Natural Resources Limited	5

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

Special Note Regarding Currency, Financial Information, Production and Reserves

In this document, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data are presented on a before royalties basis unless otherwise stated. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value.

The comparative Consolidated Financial Statements and the Company’s Management’s Discussion and Analysis for the most recently completed fiscal year ended December 31, 2014, herein incorporated by reference, and certain information included in this AIF, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

For the year ended December 31, 2014, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2014 and a preparation date of February 2, 2015.  Sproule evaluated the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGL reserves.  GLJ evaluated the Horizon SCO reserves.  The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.

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

CORPORATE STRUCTURE

Canadian Natural Resources Limited was incorporated under the laws of the Province of British Columbia on November 7, 1973 as AEX Minerals Corporation (N.P.L.) and on December 5, 1975 changed its name to Canadian Natural Resources Limited. Canadian Natural was continued under the Companies Act of Alberta on January 6, 1982 and was further continued under the Business Corporations Act (Alberta) on November 6, 1985. The head, principal and registered office of the Company is located in Calgary, Alberta, Canada at 2100, 855 - 2nd Street S.W., T2P 4J8.

The Company has amalgamated pursuant to the Business Corporations Act (Alberta) under the name Canadian Natural Resources Limited with the following:

October 1, 2000 - Ranger Oil Limited (“Ranger”)
January 1, 2003 - Rio Alto Exploration Ltd. (“RAX”)
January 1, 2004 - CanNat Resources Inc.
January 1, 2007 - ACC-CNR Resources Corporation
January 1, 2008 - Ranger Oil (International) Ltd.; 764968 Alberta Inc.; CNR International (Norway) Limited; Renata Resources Inc.
January 1, 2012 - Aspect Energy Ltd.; Creo Energy Ltd.; 1585024 Alberta Ltd.
January 1, 2014 - Barrick Energy Inc.
January 1, 2015 - EOG Resources Canada Inc.

The main operating subsidiaries and partnerships of the Company, percentage of voting securities owned either directly or indirectly, and their jurisdictions of incorporation are as follows:

	Jurisdiction of Incorporation	% Ownership
Subsidiary
Canadian Natural Upgrading Limited	Alberta	100
CanNat Energy Inc.	Delaware	100
CNR (ECHO) Resources Inc.	Alberta	100
CNR (U.K.) Investments Limited	England	100
CNR International (U.K.) Limited	England	100
CNR International (Côte d’Ivoire) SARL	Côte d’Ivoire	100
CNR International (Olowi) Limited	Bahamas	100
CNR International (South Africa) Limited	Alberta	100
Horizon Construction Management Ltd.	Alberta	100
Partnership
Canadian Natural Resources	Alberta	100
Canadian Natural Resources Northern Alberta Partnership	Alberta	100
Canadian Natural Resources 2005 Partnership	Alberta	100

Canadian Natural, as the managing partner, CNR (ECHO) Resources Inc. and Canadian Natural Resources 2005 Partnership are the partners of Canadian Natural Resources, a general partnership. Canadian Natural, as the managing partner, CNR (ECHO) Resources Inc., Canadian Natural Resources and Canadian Natural Resources 2005 Partnership are partners of Canadian Natural Resources Northern Alberta Partnership, a general partnership. Canadian Natural, as the managing partner, and CNR (ECHO) Resources Inc. are the partners of Canadian Natural Resources 2005 Partnership, a general partnership.

In the ordinary course of business, Canadian Natural restructures its subsidiaries and partnerships to maintain efficient operations and to facilitate acquisitions and divestitures.

Canadian Natural Resources Limited	7

The consolidated financial statements of Canadian Natural include the accounts of the Company and all of its subsidiaries and wholly owned partnerships.

GENERAL DEVELOPMENT OF THE BUSINESS

2012

During 2012, the Company entered into a 20 year transportation agreement to ship 75,000 bbl/d of crude oil on the proposed Kinder Morgan Trans Mountain pipeline expansion from Edmonton, Alberta to Vancouver, British Columbia.  This pipeline is subject to regulatory approval.

During 2012, the Company issued $500 million of 3.05% medium-term notes due June 2019. Net proceeds from the sale were used to repay bank indebtedness and for general corporate purposes.

2013

In 2011, the Company announced that it had entered into a partnership agreement with North West Upgrading Inc. to move forward with detailed engineering regarding the construction and operation of a bitumen upgrader and refinery (“the Project”) near Redwater, Alberta. In addition, the partnership has entered into processing agreements that target to process bitumen for the Company of 12,500 bbl/d and bitumen for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, of 37,500 bbl/d under a 30 year fee-for-service tolling agreement under the Bitumen Royalty In Kind initiative. In 2012, the Project was sanctioned by the Board of Directors of each partner of the North West Redwater Partnership (“Redwater Partnership”), and the associated target toll amounts were accepted by Redwater Partnership, the Company and the APMC. In December 2013, Redwater Partnership, the Company and APMC agreed in principle to amend certain terms of the processing agreements. In conjunction with these amendments, the Company, along with APMC, each committed to provide additional funding up to $350 million to attain Project completion based on the revised Project cost estimate of approximately $8,500 million. The additional funding is in the form of subordinated debt bearing interest at prime plus 6%, which is anticipated to form part of the equity toll. Should final Project costs exceed the revised cost estimate, the Company and APMC have agreed, subject to the Company being able to meet certain funding conditions, to fund any shortfall in available third party commercial lending required to attain Project completion. Under its processing agreement, beginning on the earlier of the commercial operations date of the refinery and June 1, 2018, the Company is unconditionally obligated to pay its 25% pro rata share of the debt portion of the monthly cost of service toll, including interest, fees and principal repayments, of the Redwater Partnership’s syndicated credit facility and bonds, over the tolling period of 30 years.

During 2013, the Company discovered bitumen emulsion at surface in areas of the Primrose field. The Company continues to work with the regulator on the causation review of the bitumen emulsion seepage. The Company’s near-term steaming plan at Primrose has been modified, with steaming being reduced in certain areas.

During 2013, the Company acquired all the issued and outstanding shares of Barrick Energy Inc. and 1729580 Alberta Ltd., subsidiaries of Barrick Gold Corporation for approximately $173 million.

During 2013, the Company disposed of a 50% interest in its exploration right in South Africa, for a net cash consideration of US$255 million. In the event that a commercial crude oil or natural gas discovery occurs on this exploration right, resulting in the exploration right being converted into a production right, an additional cash payment would be due to the Company at such time, amounting to US$450 million for a commercial crude oil discovery and US$120 million for a commercial natural gas discovery.

During 2013, the Company entered into a 20 year transportation agreement to ship 80,000 bbl/d of crude oil on the proposed Energy East pipeline originating at Hardisty, Alberta with delivery points in Quebec City, Quebec and Saint John, New Brunswick. This pipeline is subject to regulatory approval.

During 2013, the Company issued $500 million of 2.89% medium-term notes due August 2020. Net proceeds from the sale were used to repay bank indebtedness and for general corporate purposes.

2014

In 2014, the Company completed the acquisition of certain producing Canadian crude oil and natural gas properties for cash consideration of approximately $3,110 million, subject to final closing adjustments. In connection with the agreement, the Company negotiated an additional $1,000 million unsecured bank credit facility with a two-year maturity and with terms similar to the Company’s current syndicated credit facilities. The acquired lands and production base are all located in Western Canada in areas adjacent to or near the Company’s current conventional operations, primarily in Northeast British Columbia, Northwest Alberta and Northern Plains areas.

8	Canadian Natural Resources Limited

During 2014, the Company continued its ongoing review of its royalty lands and royalty revenue portfolio. As part of the review, a thorough process took place to integrate the newly acquired freehold mineral title and royalty lands with the Company’s previously existing royalty portfolio, which also consists of freehold mineral title and royalty lands. The review included a detailed examination of the Company’s freehold and royalty land position, production volumes, product mix, associated cash flow and collection of payments. Options for a final strategy as it relates to its fee title and royalty lands include divestiture of the portfolio assets, spin-off of the portfolio assets through an initial public offering or retention of the portfolio assets in their current state.

During 2014, the Company acquired a number of additional crude oil and natural gas properties in the North American Exploration and Production segment for net cash consideration of $643 million.

In March 2014, the Company issued US$500 million floating rate unsecured notes due March 30, 2016 at a rate of 3 month LIBOR plus 0.375%, and US$500 million principal amount of 3.80% unsecured notes due April 15, 2024. Net proceeds were used to repay borrowings under the Company’s credit facilities.

In May 2014, the Company issued $500 million of 2.60% unsecured notes due December 3, 2019 and $500 million of 3.55% unsecured notes due June 3, 2024. Net proceeds from the sale were used for general corporate purposes relating to the Company’s core regions of operations.

In November 2014, the Company issued US$600 million of 1.75% unsecured notes due January 15, 2018 and US$600 million of 3.90% unsecured notes due February 1, 2025. Net proceeds from the sale of the notes were used to repay borrowings under the Company’s credit facilities.

2015

In January 2015, in response to declining commodity prices and after a proactive review of its capital allocation strategy, the Company announced it would reduce its capital spending by approximately $2,400 million. Subsequently, capital expenditure guidance for 2015 was further reduced by $150 million as a result of the reduction in scope of the originally planned 2015 Horizon maintenance turnaround.

In the first quarter of 2015, the Company’s existing $1,000 million non-revolving term credit facility was extended, maturing January 2017. In addition, the Company entered into a new $1,500 million non-revolving three-year term credit facility maturing April 2018.

DESCRIPTION OF THE BUSINESS

Canadian Natural is a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil, natural gas and NGLs. The Company’s principal core regions of operations are western Canada, the UK sector of the North Sea and Offshore Africa.

The Company initiates, operates and maintains a large working interest in a majority of the prospects in which it participates. Canadian Natural’s objectives are to increase crude oil, natural gas and NGL production, reserves, cash flow and net asset value on a per common share basis through the development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves.

The Company has a full complement of management, technical and support staff to pursue these objectives. As at December 31, 2014, the Company had the following full time equivalent permanent employees:

North America, Exploration and Production	4,751
North America, Oil Sands Mining and Upgrading	2,486
North Sea	368
Offshore Africa	52
Total Company	7,657

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

Canadian Natural Resources Limited	9

The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces namely: natural gas and NGLs, light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, SCO from our oil sands mining operations and bitumen (thermal oil). The Company’s large diversified project portfolio enables the effective allocation of capital to higher return opportunities, which together provide complementary infrastructure and balance throughout the business cycle. Natural gas is the largest single commodity sold accounting for 33% of 2014 production. Virtually all of the Company’s natural gas and NGL production is located in the Canadian provinces of Alberta, British Columbia and Saskatchewan and is marketed in Canada and the US. Light and medium crude oil and NGLs, representing 15% of 2014 production, is located in the Company’s North Sea and Offshore Africa properties, and in the provinces of Alberta, British Columbia and Saskatchewan. Primary heavy crude oil accounting for 18% of 2014 production, Pelican Lake heavy crude oil accounting for 6% of 2014 production, and our bitumen (thermal oil) accounting for 14% of 2014 production are in the provinces of Alberta and Saskatchewan. SCO from our oil sands mining operations in Northern Alberta accounted for approximately 14% of 2014 production. Midstream assets, primarily comprised of two operated and one non operated pipeline systems, an electricity cogeneration facility provide cost effective infrastructure supporting the heavy crude oil and bitumen operations. The Company’s Midstream assets also include a 50% interest in the Redwater Partnership.

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

The Company regularly meets with and submits to inspections by the various governments in the regions where the Company operates. The Company’s associated environmental risk management strategies focus on working with legislators and regulators to ensure that any new or revised policies, legislation or regulations properly reflect a balanced approach to sustainable development. Specific measures in response to existing or new legislation include a focus on the Company’s energy efficiency, air emissions management, released water quality, reduced fresh water use and the minimization of the impact on the landscape. Training and due diligence for operators and contractors are key to the effectiveness of the Company’s environmental management programs and the prevention of incidents. The Company believes that it meets all existing environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet current environmental protection requirements. Since these requirements apply to all operators in the crude oil and natural gas industry, it is not anticipated that the Company’s competitive position within the industry will be adversely affected by changes in applicable legislation. The Company has internal procedures designed to ensure that the environmental aspects of new acquisitions and developments are taken into account prior to proceeding. The Company’s environmental management plan and operating guidelines focus on minimizing the environmental impact of operations while meeting regulatory requirements, regional management frameworks, industry operating standards and guidelines, and internal corporate standards. The Company’s proactive program includes: an internal environmental compliance audit and inspection program of the Company’s operating facilities; a suspended well inspection program to support future development or eventual abandonment; appropriate reclamation and decommissioning standards for wells and facilities ready for abandonment; an effective surface reclamation program; a due diligence program related to groundwater monitoring; an active program related to preventing and reclaiming spill sites; a solution gas conservation program; a program to replace the majority of fresh water for steaming with brackish water; water programs to improve efficiency of use, recycle rates and water storage; environmental planning for all projects to assess environmental impacts and to implement avoidance and mitigation programs; reporting for environmental liabilities; a program to optimize efficiencies at the Company’s operated facilities; continued evaluation of new technologies to reduce environmental impacts and support for Canada’s Oil Sands Innovation Alliance (“COSIA”); CO2 reduction programs including the injection of CO2 into tailings and for use in EOR; a program in place related to progressive reclamation and tailings management for the Horizon Oil Sands facility; and participation and support for the Joint Implementation Plan for Oil Sands Monitoring. The Company has also established operating standards in the following areas: exercising care with respect to all waste produced through effective waste management plans; using water-based, environmentally friendly drilling muds whenever possible; and minimizing produced water volumes offshore through cost-effective measures.  The Company has also adopted the Hydraulic Fracturing Operating Practices that were developed by the Canadian Association of Petroleum Producers (“CAPP”).  In 2014, Canadian Natural continued its environmental liability reduction program with the abandonment of 545 inactive wells.  In addition, reclamation was initiated at many of these sites with the eventual goal of reclamation certification. In 2014 the Company received 330 reclamation certificates representing 760 hectares of land. Further, decommissioning of inactive facilities and cleanup of active facilities was conducted to address environmental liabilities at operating assets. The Company participates in both the Canadian federal and provincial regulated GHG emissions reporting programs and continues to quantify annual GHG emissions for internal reporting purposes. The Company has participated in the CAPP Responsible Canadian Energy

10	Canadian Natural Resources Limited

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

The Company continues to implement flaring, venting, fuel and solution gas conservation programs. In 2014 the Company completed approximately 801 gas conservation projects in its primary heavy crude oil operations, resulting in a reduction of 4.4 million tonnes/year of CO2e. Over the past five years the Company has spent over $100 million in its primary heavy crude oil and in situ oil sands operations to conserve the equivalent of over 16.5 million tonnes of CO2e. The Company also monitors the performance of its compressor fleet as part of the Company’s compressor optimization initiative to improve fuel gas efficiency. These programs also influence and direct the Company’s plans for new projects and facilities. Horizon has incorporated advancements in technology to further reduce GHG emissions through maximizing heat integration, the use of cogeneration to meet steam and electricity demands and the design of the hydrogen production facility to enable CO2 capture and the sequestration of CO2 in oil sands tailings. The Company implemented a fuel gas import project in its North Sea operations to reduce diesel consumption in addition to continued focus on its flare reduction program in both the North Sea and Offshore Africa operations.

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

The provincial governments regulate the production of crude oil and natural gas as well as the removal of natural gas and NGLs from their respective province. Government royalties are payable on crude oil, natural gas and NGL production from leases owned by the province. The royalties are determined by regulation and are generally calculated as a percentage of

Canadian Natural Resources Limited	11

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

In South Africa, for oil and gas companies, royalty rates range from 0.5% to 5% and the corporate income tax rate is 28%.

C. COMPETITIVE FACTORS

The energy industry is highly competitive in all aspects of the business including the exploration for and the development of new sources of supply, the construction and operation of crude oil and natural gas pipelines and related facilities, the acquisition of crude oil and natural gas interests, the transportation and marketing of crude oil, natural gas and NGLs, and electricity and the attraction and retention of skilled personnel.  The Company’s competitors include both integrated and non integrated crude oil and natural gas companies as well as other petroleum products and energy sources.

12	Canadian Natural Resources Limited

D. RISK FACTORS

Volatility of Crude Oil and Natural Gas Prices

The Company’s financial condition is substantially dependent on, and highly sensitive to the prevailing prices of crude oil and natural gas. Significant declines in crude oil or natural gas prices could have a material adverse effect on the Company’s operations and financial condition and the value and amount of its reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond the Company’s control. Crude oil prices are primarily determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, the condition of the Canadian, United States, European and Asian economies, government regulation, political stability in the Middle East and elsewhere, the foreign supply of crude oil, the price of foreign imports, the ability to secure adequate transportation for products which could be affected by pipeline constraints, the construction by third parties of new or expansion of existing pipeline capacity and other factors, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by the Company are affected primarily in North America by supply and demand, weather conditions, industrial demand, and prices of alternate sources of energy. Any substantial or extended decline in the prices of crude oil or natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs, including but not limited to Horizon, Primrose, Pelican Lake, the Kirby Thermal Oil Sands Project, the North West Redwater bitumen upgrader and refinery and international projects, or curtailment in production at some properties, or result in unutilized long-term transportation commitments, all of which could have a material adverse effect on the Company’s financial condition.

Approximately 38% of the Company’s 2014 production on a BOE basis was primary heavy crude oil, Pelican Lake heavy crude oil, and bitumen (thermal oil). The market prices for these products may differ from the established market indices for light and medium grades of crude oil due principally to quality differences.  As a result, the price received for these products may differ from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase could have a material adverse effect on the Company’s financial condition.

Canadian Natural conducts assessments of the carrying value of its assets in accordance with IFRS. If crude oil and natural gas forecast prices decline, the carrying value of property, plant and equipment could be subject to downward revisions, and net earnings could be adversely affected.

Operational Risk

Exploring for, producing, mining, extracting, upgrading and transporting crude oil, natural gas and NGLs involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These activities are subject to a number of hazards which may result in fires, explosions, spills, blow outs or other unexpected or dangerous conditions causing personal injury, property damage, environmental damage, interruption of operations and loss of production, whether caused by human error or nature.  In addition to the foregoing, the Horizon operations are also subject to loss of production, potential shutdowns and increased production costs due to the integration of the various component parts.

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

Canadian Natural Resources Limited	13

any new regulations the US may impose to limit purchases of crude oil in favour of less energy intensive sources, may have a material adverse effect on the Company’s financial condition. There are a number of unresolved issues in relation to Canadian federal and provincial GHG regulatory requirements. Key among them is the form of regulation, an appropriate common facility emissions level, availability and duration of compliance mechanisms and resolution of federal/provincial harmonization agreements. The Company continues to pursue GHG emission reduction initiatives including: solution gas conservation, compressor optimization to improve fuel gas efficiency, CO2 capture and sequestration in oil sands tailings, CO2 capture and storage in association with EOR and participation in COSIA.

In Canada, the federal government has indicated its intent to develop regulations to address industrial GHG emissions, as part of the national GHG reduction target. The federal government is also developing a comprehensive management system for air pollutants, and has released draft regulations pertaining to certain types of equipment operated by the Company.

In Alberta, GHG reduction regulations came into effect July 1, 2007, affecting facilities emitting more than 100 kilotonnes of CO2e annually. Four of the Company’s facilities, the Horizon facility, the Primrose/Wolf Lake in situ heavy crude oil facilities, the Hays sour natural gas plant and the Wapiti gas plant are subject to compliance under the regulations. The Kirby South in situ heavy crude oil facility will be subject to compliance under regulations in 2016. The British Columbia carbon tax is currently being assessed at $30/tonne of CO2e on fuel consumed and gas flared in the province. Saskatchewan released draft GHG regulations that regulate facilities emitting more than 50 kilotonnes of CO2e annually and will likely require the North Tangleflags in situ heavy oil facility to meet the reduction target for its GHG emissions once the governing legislation comes into force. In the UK, GHG regulations have been in effect since 2005. In Phase 1 (2005 – 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 – 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions.  In Phase 3 (2013 - 2020) the Company’s CO2 allocation was further reduced. The Company continues to focus on implementing reduction programs based on efficiency audits to reduce CO2 emissions at its major facilities and on trading mechanisms to ensure compliance with requirements now in effect.

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

Directive 74 allows companies the flexibility to select the technology or technologies that will be most applicable to their operation in order to achieve the stipulated performance criteria. The Company, with the collaboration of COSIA, has undertaken an in-depth analysis and selected a technology that limits the environmental footprint of tailings reclamation and allows for the progressive reclamation of our tailings facilities. Although the selected technology is innovative and environmentally beneficial, there is a risk that the Company will not be successful in meeting the stipulated performance criteria once the new tailings process commences in 2015. In the event that our primary technology selection is not successful in meeting the stipulated performance criteria, the Company has also designed a proven secondary technology process into the tailings facility.

Need to Replace Reserves

Canadian Natural’s future crude oil and natural gas reserves and production, and therefore its cash flows and results of operations, are highly dependent upon success in exploiting its current reserve base and acquiring or discovering additional reserves. Without additions to reserves through exploration, acquisition or development activities, the Company’s production

14	Canadian Natural Resources Limited

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

Project Risk

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

Uncertainty of Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company’s control. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flow therefrom are based upon a number of factors and assumptions made as of the date on which the reserve estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and production costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable crude oil, natural gas and NGL reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Canadian Natural’s actual production, revenues, royalties, taxes and development, abandonment and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material.

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

Canadian Natural Resources Limited	15

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

FORM 51-101F1 STATEMENT OF RESERVES DATA AND OTHER INFORMATION

For the year ended December 31, 2014, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2014 and a preparation date of February 2, 2015.  Sproule evaluated the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGL reserves.  GLJ evaluated the Horizon SCO reserves.  The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.

The Reserves Committee of the Company’s Board of Directors has met with and carried out independent due diligence procedures with each of the Company’s IQRE to review the qualifications of and procedures used by each IQRE in determining the estimate of the Company’s quantities and related net present value of future net revenue of the remaining reserves.

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

There is no assurance that the price and cost assumptions contained in the forecast case will be attained and variances could be material. The recovery and reserves estimates of crude oil, natural gas and NGL reserves provided herein are estimates only and there is no guarantee the estimated reserves will be recovered.  Actual crude oil, natural gas and NGL reserves may be greater or less than the estimate provided herein.

16	Canadian Natural Resources Limited

Summary of Company Gross Reserves
As of December 31, 2014
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	114	125	233	371	1,969	3,907	96	3,559
Developed Non-Producing	5	22	2	-	-	256	5	77
Undeveloped	26	82	39	846	189	1,706	87	1,553
Total Proved	145	229	274	1,217	2,158	5,869	188	5,189
Probable	58	88	121	1,095	1,435	2,057	70	3,210
Total Proved plus Probable	203	317	395	2,312	3,593	7,926	258	8,399

North Sea
Proved
Developed Producing	28					60		38
Developed Non-Producing	10					5		11
Undeveloped	166					18		169
Total Proved	204					83		218
Probable	104					31		109
Total Proved plus Probable	308					114		327

Offshore Africa
Proved
Developed Producing	24					32		29
Developed Non-Producing	-					-		-
Undeveloped	72					17		75
Total Proved	96					49		104
Probable	53					49		61
Total Proved plus Probable	149					98		165

Total Company
Proved
Developed Producing	166	125	233	371	1,969	3,999	96	3,626
Developed Non-Producing	15	22	2	-	-	261	5	88
Undeveloped	264	82	39	846	189	1,741	87	1,797
Total Proved	445	229	274	1,217	2,158	6,001	188	5,511
Probable	215	88	121	1,095	1,435	2,137	70	3,380
Total Proved plus Probable	660	317	395	2,312	3,593	8,138	258	8,891

Canadian Natural Resources Limited	17

Summary of Company Net Reserves
As of December 31, 2014
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	99	105	176	281	1,609	3,436	71	2,913
Developed Non-Producing	4	18	1	-	-	215	4	63
Undeveloped	23	69	29	668	155	1,403	68	1,246
Total Proved	126	192	206	949	1,764	5,054	143	4,222
Probable	48	69	82	838	1,139	1,737	53	2,519
Total Proved plus Probable	174	261	288	1,787	2,903	6,791	196	6,741

North Sea
Proved
Developed Producing	28					60		38
Developed Non-Producing	10					5		11
Undeveloped	166					18		169
Total Proved	204					83		218
Probable	104					31		109
Total Proved plus Probable	308					114		327

Offshore Africa
Proved
Developed Producing	21					23		25
Developed Non-Producing	-					-		-
Undeveloped	57					13		59
Total Proved	78					36		84
Probable	41					32		46
Total Proved plus Probable	119					68		130

Total Company
Proved
Developed Producing	148	105	176	281	1,609	3,519	71	2,976
Developed Non-Producing	14	18	1	-	-	220	4	74
Undeveloped	246	69	29	668	155	1,434	68	1,474
Total Proved	408	192	206	949	1,764	5,173	143	4,524
Probable	193	69	82	838	1,139	1,800	53	2,674
Total Proved plus Probable	601	261	288	1,787	2,903	6,973	196	7,198

18	Canadian Natural Resources Limited

NOTES

1.	“Company gross reserves” are Canadian Natural’s working interest share of reserves before deduction of royalties and without including any royalty interests of the Company.

2.	“Company net reserves” are the company gross reserves less all royalties payable to others plus royalties receivable from others.

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

4.
The reserve evaluation involved data supplied by the Company with respect to geological and engineering data, adjustments for product quality, heating value and transportation, interests owned, royalties payable, production costs, capital costs and contractual commitments. This data was found by the IQRE to be reasonable.

5.	BOE values as presented may not calculate due to rounding.

A report on reserves data by the Evaluators is provided in Schedule “A” to this Annual Information Form. A report by the Company’s management and directors on crude oil, natural gas and NGL reserves disclosure is provided in Schedule “B” to this Annual Information Form.

Canadian Natural Resources Limited	19

Summary of Net Present Values of Future Net Revenue Before Income Taxes
As of December 31, 2014
Forecast Prices and Costs

MM$	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%	Unit Value Discounted at 10%/year $/BOE (1)
North America
Proved
Developed Producing	129,496	57,654	37,378	28,532	23,478	12.83
Developed Non-Producing	1,970	1,450	1,152	956	816	18.29
Undeveloped	45,641	39,345	24,357	14,794	9,062	19.55
Total Proved	177,107	98,449	62,887	44,282	33,356	14.90
Probable	162,427	48,507	20,830	11,668	7,665	8.27
Total Proved plus Probable	339,534	146,956	83,717	55,950	41,021	12.42

North Sea
Proved
Developed Producing	884	813	752	701	656	19.79
Developed Non-Producing	419	360	314	277	246	28.55
Undeveloped	5,949	3,523	2,164	1,364	874	12.80
Total Proved	7,252	4,696	3,230	2,342	1,776	14.82
Probable	9,257	5,073	3,136	2,130	1,554	28.77
Total Proved plus Probable	16,509	9,769	6,366	4,472	3,330	19.47

Offshore Africa
Proved
Developed Producing	673	558	477	418	373	19.08
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	4,631	2,916	1,996	1,451	1,101	33.83
Total Proved	5,304	3,474	2,473	1,869	1,474	29.44
Probable	4,087	2,296	1,416	939	657	30.78
Total Proved plus Probable	9,391	5,770	3,889	2,808	2,131	29.92

Total Company
Proved
Developed Producing	131,053	59,025	38,607	29,651	24,507	12.97
Developed Non-Producing	2,389	1,810	1,466	1,233	1,062	19.81
Undeveloped	56,221	45,784	28,517	17,609	11,037	19.35
Total Proved	189,663	106,619	68,590	48,493	36,606	15.16
Probable	175,771	55,876	25,382	14,737	9,876	9.49
Total Proved plus Probable	365,434	162,495	93,972	63,230	46,482	13.06
(1)	Unit values are based on company net reserves.

20	Canadian Natural Resources Limited

Summary of Net Present Values of Future Net Revenue After Income Taxes(1)
As of December 31, 2014
Forecast Prices and Costs

MM$	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%
North America
Proved
Developed Producing	100,948	46,307	30,590	23,600	19,549
Developed Non-Producing	1,473	1,079	855	707	601
Undeveloped	33,995	28,701	17,259	10,009	5,682
Total Proved	136,416	76,087	48,704	34,316	25,832
Probable	121,292	36,077	15,364	8,509	5,520
Total Proved plus Probable	257,708	112,164	64,068	42,825	31,352

North Sea
Proved
Developed Producing	388	365	346	329	315
Developed Non-Producing	111	101	93	85	79
Undeveloped	1,647	977	595	368	226
Total Proved	2,146	1,443	1,034	782	620
Probable	2,463	1,405	904	639	485
Total Proved plus Probable	4,609	2,848	1,938	1,421	1,105

Offshore Africa
Proved
Developed Producing	489	406	347	305	274
Developed Non-Producing	-	-	-	-	-
Undeveloped	3,563	2,276	1,578	1,160	887
Total Proved	4,052	2,682	1,925	1,465	1,161
Probable	3,103	1,759	1,093	729	512
Total Proved plus Probable	7,155	4,441	3,018	2,194	1,673

Total Company
Proved
Developed Producing	101,825	47,078	31,283	24,234	20,138
Developed Non-Producing	1,584	1,180	948	792	680
Undeveloped	39,205	31,954	19,432	11,537	6,795
Total Proved	142,614	80,212	51,663	36,563	27,613
Probable	126,858	39,241	17,361	9,877	6,517
Total Proved plus Probable	269,472	119,453	69,024	46,440	34,130
(1)	After tax net present values consider the Company’s existing tax pool balances.

Canadian Natural Resources Limited	21

Additional Information Concerning Future Net Revenue

The following table summarizes the undiscounted future net revenue as at December 31, 2014 using forecast prices and costs.

Total Future Net Revenue (Undiscounted)

	North America		North Sea		Offshore Africa		Total
MM$	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable
Revenue	471,137	866,230	25,204	39,423	9,473	14,723	505,814	920,376
Royalties	90,100	174,460	47	72	314	518	90,461	175,050
Production Costs	151,794	271,918	11,057	14,903	2,322	2,466	165,173	289,287
Development Costs	51,534	79,185	6,625	7,659	1,509	2,289	59,668	89,133
Abandonment (1)	602	1,133	223	280	24	59	849	1,472
Future Net Revenue Before Income Taxes	177,107	339,534	7,252	16,509	5,304	9,391	189,663	365,434
Income Taxes	40,691	81,826	5,106	11,900	1,252	2,236	47,049	95,962
Future Net Revenue After Income Taxes (2)	136,416	257,708	2,146	4,609	4,052	7,155	142,614	269,472
(1)	The evaluation of reserves includes only abandonment costs for future drilling locations that have been assigned reserves.
(2)	Future net revenue is prior to provision for interest, general and administrative expenses and the impact of any risk management activities.

22	Canadian Natural Resources Limited

The following table summarizes the future net revenue by production group as at December 31, 2014 using forecast prices and costs.

	Future Net Revenue By Production Group
Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)	Unit Value (1) ($/BOE)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	9,633	20.12
	Primary Heavy Crude Oil (including solution gas)	3,905	20.13
	Pelican Lake Heavy Crude Oil (including solution gas)	4,052	19.61
	Bitumen (Thermal Oil)	18,072	19.05
	Synthetic Crude Oil	26,020	14.75
	Natural Gas (including by-products but excluding solution gas and by-products from oil wells)	6,908	7.40
	Total	68,590	15.16
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	15,475	21.98
	Primary Heavy Crude Oil (including solution gas)	5,688	21.53
	Pelican Lake Heavy Crude Oil (including solution gas)	5,467	18.94
	Bitumen (Thermal Oil)	25,103	14.04
	Synthetic Crude Oil	33,126	11.41
	Natural Gas (including by-products but excluding solution gas and by-products from oil wells)	9,113	7.28
	Total	93,972	13.06
(1)	Unit values are based on company net reserves.

Canadian Natural Resources Limited	23

Pricing Assumptions

The crude oil, natural gas and NGLs reference pricing and the inflation and exchange rates used in the preparation of reserves and related future net revenue estimates are as per the Sproule price forecast dated December 31, 2014. The following is a summary of the Sproule price forecast.

	2015	2016	2017	2018	2019	Average annual increase thereafter
Crude Oil and NGLs
WTI(1) (US$/bbl)	$65.00	$80.00	$90.00	$91.35	$92.72	1.50%
WCS(2) (C$/bbl)	$60.50	$75.13	$84.52	$85.79	$87.07	1.50%
Canadian Light Sweet(3) (C$/bbl)	$70.35	$87.36	$98.28	$99.75	$101.25	1.50%
Edmonton C5+(4) (C$/bbl)	$78.60	$97.60	$109.80	$111.44	$113.12	1.50%
North Sea Brent(5) (US$/bbl)	$68.00	$83.00	$93.00	$94.40	$95.81	1.50%
Natural Gas
AECO(6) (C$/MMBtu)	$3.32	$3.71	$3.90	$4.47	$5.05	1.50%
BC Westcoast Station 2(7) (C$/MMBtu)	$3.27	$3.66	$3.85	$4.42	$5.00	1.50%
Henry Hub(8) (US$/MMBtu)	$3.25	$3.75	$4.00	$4.50	$5.00	1.50%
(1)	“WTI” refers to the price of West Texas Intermediate crude oil at Cushing, Oklahoma.
(2)
“WCS” refers to Western Canadian Select, a blend of heavy crude oils and bitumen with sweet synthetic and condensate diluents at Hardisty, Alberta; reference price used in the preparation of primary heavy crude oil, Pelican Lake heavy crude oil and bitumen (thermal oil) reserves.

(3)
“Canadian Light Sweet” refers to the price of light gravity (40˚ API), low sulphur content Mixed Sweet Blend (MSW) crude oil at Edmonton, Alberta; reference price used in the preparation of light and medium crude oil and SCO reserves.

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

The forecast prices and costs assume the continuance of current laws and regulations, and any increases in wellhead selling prices also take inflation into account. Sales prices are based on reference prices as detailed above and adjusted for quality and transportation on an individual property basis. A foreign exchange rate of 0.8500 US$/Cdn$ for 2015 and 0.8700 US$/Cdn$ thereafter was used in the 2014 evaluation.

Capital and production costs are escalated at Sproule’s cost inflation rate of 1.5% per year for all products.

The Company’s 2014 average pricing, net of blending costs and excluding risk management activities, was $96.72/bbl for light and medium crude oil, $76.29/bbl for primary heavy crude oil, $77.58/bbl for Pelican Lake heavy crude oil, $70.78/bbl for bitumen (thermal oil), $100.27/bbl for SCO, $53.59/bbl for NGLs and $4.83/Mcf for natural gas.

24	Canadian Natural Resources Limited

Reconciliation of Company Gross Reserves
As of December 31, 2014
Forecast Prices and Cost

PROVED

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2013	117	244	258	1,157	2,211	4,160	110	4,790
Discoveries	1	-	-	-	-	14	1	5
Extensions	7	29	-	91	-	121	5	152
Infill Drilling	3	12	-	-	-	562	32	141
Improved Recovery	-	-	-	-	-	-	-	-
Acquisitions	31	-	-	-	-	1,407	34	300
Dispositions	(1)	-	-	-	-	(1)	-	(1)
Economic Factors	(1)	(1)	-	-	(4)	(52)	(1)	(16)
Technical Revisions	7	(3)	34	8	(9)	215	20	94
Production	(19)	(52)	(18)	(39)	(40)	(557)	(13)	(276)
December 31, 2014	145	229	274	1,217	2,158	5,869	188	5,189

North Sea

December 31, 2013	224					91		239
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	1					-		1
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	(16)					(6)		(17)
Technical Revisions	1					1		2
Production	(6)					(3)		(7)
December 31, 2014	204					83		218

Offshore Africa

December 31, 2013	99					54		108
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	1					3		1
Production	(4)					(8)		(5)
December 31, 2014	96					49		104

Total Company

December 31, 2013	440	244	258	1,157	2,211	4,305	110	5,137
Discoveries	1	-	-	-	-	14	1	5
Extensions	7	29	-	91	-	121	5	152
Infill Drilling	4	12	-	-	-	562	32	142
Improved Recovery	-	-	-	-	-	-	-	-
Acquisitions	31	-	-	-	-	1,407	34	300
Dispositions	(1)	-	-	-	-	(1)	-	(1)
Economic Factors	(17)	(1)	-	-	(4)	(58)	(1)	(33)
Technical Revisions	9	(3)	34	8	(9)	219	20	97
Production	(29)	(52)	(18)	(39)	(40)	(568)	(13)	(288)
December 31, 2014	445	229	274	1,217	2,158	6,001	188	5,511

Canadian Natural Resources Limited	25

PROBABLE
North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2013	49	90	104	1,013	1,078	1,721	64	2,685
Discoveries	1	-	-	-	-	3	-	1
Extensions	5	12	-	43	358	57	3	431
Infill Drilling	3	4	1	-	-	179	11	49
Improved Recovery	-	-	-	-	-	-	-	-
Acquisitions	9	-	-	-	-	485	13	103
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	(7)	6	-	(5)
Technical Revisions	(9)	(18)	16	39	6	(394)	(21)	(54)
Production	-	-	-	-	-	-	-	-
December 31, 2014	58	88	121	1,095	1,435	2,057	70	3,210

North Sea

December 31, 2013	101					34		107
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	13					2		13
Technical Revisions	(10)					(5)		(11)
Production	-					-		-
December 31, 2014	104					31		109

Offshore Africa

December 31, 2013	54					49		62
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	1					1		1
Technical Revisions	(2)					(1)		(2)
Production	-					-		-
December 31, 2014	53					49		61

Total Company

December 31, 2013	204	90	104	1,013	1,078	1,804	64	2,854
Discoveries	1	-	-	-	-	3	-	1
Extensions	5	12	-	43	358	57	3	431
Infill Drilling	3	4	1	-	-	179	11	49
Improved Recovery	-	-	-	-	-	-	-	-
Acquisitions	9	-	-	-	-	485	13	103
Dispositions	-	-	-	-	-	-	-	-
Economic Factors	14	-	-	-	(7)	9	-	9
Technical Revisions	(21)	(18)	16	39	6	(400)	(21)	(67)
Production	-	-	-	-	-	-	-	-
December 31, 2014	215	88	121	1,095	1,435	2,137	70	3,380

26	Canadian Natural Resources Limited

PROVED PLUS PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2013	166	334	362	2,170	3,289	5,881	174	7,475
Discoveries	2	-	-	-	-	17	1	6
Extensions	12	41	-	134	358	178	8	583
Infill Drilling	6	16	1	-	-	741	43	190
Improved Recovery	-	-	-	-	-	-	-	-
Acquisitions	40	-	-	-	-	1,892	47	403
Dispositions	(1)	-	-	-	-	(1)	-	(1)
Economic Factors	(1)	(1)	-	-	(11)	(46)	(1)	(21)
Technical Revisions	(2)	(21)	50	47	(3)	(179)	(1)	40
Production	(19)	(52)	(18)	(39)	(40)	(557)	(13)	(276)
December 31, 2014	203	317	395	2,312	3,593	7,926	258	8,399

North Sea

December 31, 2013	325					125		346
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	1					-		1
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	(3)					(4)		(4)
Technical Revisions	(9)					(4)		(9)
Production	(6)					(3)		(7)
December 31, 2014	308					114		327

Offshore Africa

December 31, 2013	153					103		170
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	1					1		1
Technical Revisions	(1)					2		(1)
Production	(4)					(8)		(5)
December 31, 2014	149					98		165

Total Company

December 31, 2013	644	334	362	2,170	3,289	6,109	174	7,991
Discoveries	2	-	-	-	-	17	1	6
Extensions	12	41	-	134	358	178	8	583
Infill Drilling	7	16	1	-	-	741	43	191
Improved Recovery	-	-	-	-	-	-	-	-
Acquisitions	40	-	-	-	-	1,892	47	403
Dispositions	(1)	-	-	-	-	(1)	-	(1)
Economic Factors	(3)	(1)	-	-	(11)	(49)	(1)	(24)
Technical Revisions	(12)	(21)	50	47	(3)	(181)	(1)	30
Production	(29)	(52)	(18)	(39)	(40)	(568)	(13)	(288)
December 31, 2014	660	317	395	2,312	3,593	8,138	258	8,891

Canadian Natural Resources Limited	27

At December 31, 2014, the company gross proved crude oil, bitumen (thermal oil), SCO and NGL reserves totaled 4,511 MMbbl, and gross proved plus probable crude oil, bitumen (thermal oil), SCO and NGL reserves totaled 7,535 MMbbl.  Proved reserve additions and revisions replaced 148% of 2014 production.  Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 246 MMbbl, and additions to proved plus probable reserves amounted to 709 MMbbl.  Net positive revisions amounted to 36 MMbbl for proved reserves and 44 MMbbl for proved plus probable reserves, primarily due to technical revisions to prior estimates.

At December 31, 2014, the company gross proved natural gas reserves totaled 6,001 Bcf, and gross proved plus probable natural gas reserves totaled 8,138 Bcf.  Proved reserve additions and revisions replaced 399% of 2014 production.  Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 2,103 Bcf, and additions to proved plus probable reserves amounted to 2,827 Bcf.  Net positive revisions amounted to 161 Bcf for proved reserves and net negative revisions amounted to 230 Bcf for proved plus probable reserves, primarily due to technical revisions to prior estimates.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped reserves are reserves expected to be recovered from known accumulations and require significant expenditure to develop and make capable of production.  Proved and probable undeveloped reserves were estimated by the IQRE in accordance with the procedures and standards contained in the COGE Handbook.

Proved Undeveloped Reserves
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2012 First Attributed	6	20	-	77	-	32	1	109
Total	221	96	39	724	418	1,145	38	1,727
2013 First Attributed	3	20	2	-	-	180	13	68
Total	251	98	41	746	363	1,170	43	1,737
2014 First Attributed	7	13	-	91	-	653	36	256
2014 Total	264	82	39	846	189	1,741	87	1,797

Probable Undeveloped Reserves
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2012 First Attributed	8	13	-	283	-	40	3	314
Total	144	47	22	1,046	988	599	24	2,371
2013 First Attributed	3	16	-	16	-	267	20	100
Total	145	50	22	1,001	978	744	42	2,362
2014 First Attributed	7	7	-	44	358	343	18	491
Total	155	44	23	1,083	1,326	864	40	2,815

28	Canadian Natural Resources Limited

Bitumen (thermal oil) accounts for approximately 47% of the Company’s total proved undeveloped BOE reserves and 38% of the total probable undeveloped BOE reserves.  These undeveloped reserves are scheduled to be developed in a staged approach to align with current operational capacities and efficient capital spending commitments over approximately the next forty years.  These plans are continuously reviewed and updated for internal and external factors affecting planned activity.

Undeveloped reserves, for products other than bitumen (thermal oil), are scheduled to be developed over approximately the next ten years.  The Company continually reviews the economic viability and ranking of these undeveloped reserves within the total portfolio of development projects.  Development opportunities are then pursued based on capital availability and allocation.

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

Future Development Costs

The following table summarizes the undiscounted future development costs, excluding abandonment costs, using forecast prices and costs as of December 31, 2014.

Future Development Costs (Undiscounted)
	North America		North Sea		Offshore Africa		Total
Year	Proved (MM$)	Proved plus Probable (MM$)	Proved (MM$)	Proved plus Probable (MM$)	Proved (MM$)	Proved plus Probable (MM$)	Proved (MM$)	Proved plus Probable (MM$)
2015	5,025	5,262	328	328	528	637	5,881	6,227
2016	5,888	6,343	498	498	197	427	6,583	7,268
2017	3,534	4,527	519	519	136	137	4,189	5,183
2018	2,638	3,606	586	586	138	138	3,362	4,330
2019	2,271	3,030	564	564	141	265	2,976	3,859
Thereafter	32,178	56,417	4,130	5,164	369	685	36,677	62,266
Total	51,534	79,185	6,625	7,659	1,509	2,289	59,668	89,133

Management believes internally generated cash flows, existing credit facilities and access to debt capital markets are sufficient to fund future development costs. We do not anticipate the costs of funding would make the development of any property uneconomic.

Canadian Natural Resources Limited	29

Other Oil and Gas Information

Daily Production

Set forth below is a summary of the production, before royalties, from crude oil, natural gas and NGLs properties for the fiscal years ended December 31, 2014 and 2013.

	2014 Average Daily Production Rates		2013 Average Daily Production Rates
Region	Crude Oil & NGLs (Mbbl)	Natural Gas (MMcf)	Crude Oil & NGLs (Mbbl)	Natural Gas (MMcf)
North America
Northeast British Columbia	17	494	14	329
Northwest Alberta	39	624	27	461
Northern Plains	315	217	283	171
Southern Plains	13	190	13	166
Southeast Saskatchewan	7	2	7	3
Oil Sands Mining & Upgrading	111	-	100	-
North America Total	502	1,527	444	1,130
International
North Sea UK Sector	17	7	18	4
Offshore Africa	12	21	16	24
International Total	29	28	34	28
Company Total	531	1,555	478	1,158

Northeast British Columbia

Significant geological variation extends throughout the productive reservoirs in this region located west of the British Columbia and Alberta border to Prince George, British Columbia, producing light and medium crude oil, natural gas and NGLs.

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

emerging unconventional shale gas plays. The 2006 acquisition of ACC significantly increased the asset base in this area.  In 2010, a natural gas processing plant with a design capacity of 50 MMcf/d was completed at our Septimus Montney gas play and in 2011 the Company completed a pipeline to a deep cut gas facility which increased liquids recoveries. In 2013, a plant expansion was completed and production capacity of 145 MMcf/d and 11,000 bbl/d of liquids was achieved in 2014 with the completion of new wells. The southern portion of this region encompasses the Company’s BC Foothills assets where natural gas is produced from the deep Mississippian and Triassic aged reservoirs in this highly deformed structural area. During 2014, the Company acquired additional production and land in the area.

Northwest Alberta

This region is located along the border of British Columbia and Alberta west of Edmonton, Alberta. The majority of the Company’s initial holdings in the region were obtained through the 2002 acquisition of Rio Alto Exploration Ltd. and the 2006 acquisition of ACC. The ACC acquisition added two very prospective properties to this region, Wild River and Peace River Arch. The Wild River assets provide a premium land base in the deep basin, multi-zone gas fairway and the Peace River Arch assets provide premium lands in a multi-zone region along with key infrastructure. In both 2010 and 2011, the Company purchased additional assets in the area which further complemented the asset base. During 2013, in connection with the 2013 acquisition of Barrick Energy Inc., the Company acquired light crude properties, together with facilities and unproved land. During 2014, the Company acquired additional production and land in the area. Northwest Alberta provides exploration and exploitation opportunities in combination with an extensive owned and operated infrastructure. In this region, the Company produces liquids rich natural gas from multiple, often technically complex horizons, with formation depths ranging from 700 to 4,500 meters. The northern portion of this core region provides extensive multi-zone opportunities similar to the geology of the Company’s Northern Plains core region. The Company is also pursuing development of shale gas plays in this region. The southern portion provides exploration and development opportunities in the regionally extensive Cretaceous Cardium formation and in the deeper, tight gas formations throughout the region. The Cardium is a complex, tight natural gas reservoir where high productivity may be achieved due to greater matrix porosity or natural fracturing. The south western portion of this region also contains significant Foothills assets with natural gas produced from the deep Mississippian and Triassic aged reservoirs.

Canadian Natural Resources Limited	31

Northern Plains

This region extends just south of Edmonton, Alberta and north to Fort McMurray, Alberta and from the Northwest Alberta region into western Saskatchewan. Over most of the region, both sweet and sour natural gas reserves are produced from numerous productive horizons at depths up to approximately 1,500 meters. In the southwest portion of the region, light crude oil and NGLs are also encountered at slightly greater depths.

Natural gas in this region is produced from shallow, low-risk, multi-zone prospects. The Company targets low-risk exploration and development opportunities and some shale gas exploration in this area. During 2014, the Company acquired additional production and land in the area.

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

The Company’s holdings in this region of primary heavy crude oil production are the result of Crown land purchases and acquisitions. Included in this area is the 100% owned ECHO Pipeline system which is a high temperature, insulated crude oil transportation pipeline that eliminates the requirement for field condensate blending. The pipeline, which has a capacity of up to 78,000 bbl/d, enables the Company to transport its own production volumes at a reduced production cost. This transportation control enhances the Company’s ability to control the full spectrum of costs associated with the development and marketing of its heavy crude oil.

Included in the northern part of this region, approximately 200 miles north of Edmonton, Alberta are the Company’s holdings at Pelican Lake. These assets produce Pelican Lake heavy crude oil from the Wabasca formation with gravities of 12°-17° API. Production costs are low due to the absence of sand production and its associated disposal requirements, as well as the gathering and pipeline facilities in place. The Company has the major ownership position in the necessary infrastructure, roads, drilling pads, gathering and sales pipelines, batteries, gas plants and compressors, to ensure economic development of the large crude oil pool located on the lands, including the 62% owned and operated Pelican Lake Pipeline. A new 20,000 bbl/d battery was completed in the first half of 2013. The Company is using an EOR scheme through polymer flooding to increase the ultimate recoveries from the field. At the end of 2014, approximately 56% of the field had been converted to polymer injection.

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

32	Canadian Natural Resources Limited

has participated in the expansion of the Cold Lake pipeline system. Initial pipeline commissioning activities are expected to commence in the first quarter of 2015 with the final phases of the project expected to continue for approximately three years. The Company also holds a 50% interest in a co-generation facility capable of producing 84 megawatts of electricity for the Company’s use and sale into the Alberta power grid at pool prices. Since acquiring the assets from BP Amoco in 1999, the Company has optimized the CSS process which resulted in a significant improvement in well productivity and in ultimate bitumen recovery.

During 2013, the Company discovered bitumen emulsion at surface in areas of the Primrose field. The Company continues to work with the regulator on the causation review of the bitumen emulsion seepage. The Company’s near-term steaming plan at Primrose has been modified, with steaming being reduced in certain areas.

The regulatory application for the Kirby In Situ Oil Sands Project (“Kirby South Phase 1”), located approximately 85 km northeast of Lac la Biche, was approved in the third quarter 2010 and sanctioned by the Board of Directors, with construction commencing in the fourth quarter 2010. First steam injection was achieved at Kirby South in September 2013. In 2012, the Company acquired approximately 49 sections (12,630 hectares) of additional oil sands rights immediately adjacent to Canadian Natural’s Kirby In Situ Oil Sands Expansion Project (“Kirby Expansion Project”). The Kirby North Phase 1 project has received all regulatory permits. The overall project is 40% complete and in the third quarter of 2014 site construction commenced on the Central Processing Facility. In response to declining commodity prices, in 2015 the Company deferred development activities in the Kirby North Project.

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

Site clearing and pre-construction preparation activities commenced in 2004 following regulatory approvals and the Company received project sanction by the Board of Directors in February 2005, authorizing management to proceed with Phase 1 of Horizon.  First SCO production was achieved during 2009 and production averaged 110,571 bbl/day in 2014.

In September 2014, the Company successfully completed the expansion of the Coker Plant (Phase 2A) increasing plant name plate capacity to 137,000 bbl/d.

Overall Horizon Phase 2/3 construction reached approximately 56% physical completion in 2014. Phase 2/3 expansion activity in 2014 was focused on field construction of the gas recovery unit, sulphur recovery unit, butane treatment unit, coker expansion, hydrogen unit, hydrotreater unit, vacuum distillation unit and distillation recovery unit, tank farms, cooling water tower, tailings, hydrotransport, froth treatment, tailings transfer pumphouses and pipelines, extraction plants, and ore preparation plant civil works along with engineering and procurement related to the ore preparation plants, froth treatment plant, hydrotransport, sourwater concentrator and combined hydrotreater.

Completion of Phase 2/3 is anticipated to be late 2017 and is targeted to increase Horizon Production to 250,000 bbl/d.

34	Canadian Natural Resources Limited

United Kingdom North Sea

Through its wholly owned subsidiary CNR International (U.K.) Limited, formerly Ranger Oil (U.K.) Limited, the Company has operated in the North Sea for over 30 years and has developed a significant database, extensive operating experience and an experienced staff.  In 2014, the Company produced from 13 crude oil fields.

The northerly fields are centered around the Ninian Field where the Company has an 87.1% operated working interest. The central processing facility is connected to other fields including the Columba Terraces and Lyell Fields where the Company operates with working interests of 91.6% to 100%. The Company acquired an additional 67.0% working interest in the Strathspey field in July 2013 and assumed operatorship of the field with total working interest of 73.5%. The Company also has an interest in 7 licences covering 10 blocks and part blocks surrounding the Ninian and Murchison platforms and a 66.5% working interest in the abandoned Hutton Field.

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

In December 2011, the Banff FPSO and subsea infrastructure suffered storm damage. Operations at Banff/Kyle, with combined net production of approximately 3,500 bbl/d, were suspended. The FPSO was reinstated in July 2014. The financial impact to operations was partially mitigated through receipt of business interruption insurance proceeds.

In 2013, the Company received Brownfield Allowance approvals for the Tiffany and Ninian fields. The Company completed two wells at the Tiffany field in 2013 and five wells at the Ninian field in 2014. Subsequent to December 31, 2014, the Company reduced its 2015 drilling program to one well and suspended all other development activities.

The decommissioning activities at the Murchison platform commenced in the fourth quarter of 2013 and cessation of production occurred in the first quarter of 2014. The decommissioning activities are ongoing and are expected to continue for approximately 5 years.

Canadian Natural Resources Limited	35

Offshore Africa

Côte d’Ivoire

The Company owns interests in four exploration licences offshore Côte d’Ivoire.

The Company has a 58.7% operated interested in the Espoir Field in Block CI-26 which is located in water depths ranging from 100 to 700 meters. Production from East Espoir commenced in 2002 and development drilling of West Espoir was completed in 2008. Crude oil from the East and West Espoir Fields is produced to an FPSO with the associated natural gas delivered onshore through a subsea pipeline for local power generation. In 2014, the Company contracted a drilling rig for a 10 gross well development program. Subsequent to December 31, 2014, the Company drilled the first well with first oil anticipated at the end of the first quarter of 2015.

The Company has a 57.6% operated interest in the Baobab Field, located in Block CI-40, which is eight kilometers south of the Espoir facilities. Production from the Baobab field commenced in 2005 and the Company carried out a drilling program in 2008 and 2009 to restore production from certain wells shut in due to control of sand and solids production issues. In 2014, the Company secured a drilling rig and subsequent to December 31, 2014, the rig arrived on location. The Company has commenced drilling the first well of its six gross well program with first oil anticipated in the second quarter of 2015.

In 2012, the Company acquired a 36% non-operated working interest in Block CI-514. This block’s areal extent is approximately 1,250 square km and the Company believes this block is prospective for deepwater channel/fan plays similar to other discoveries in Ghana and elsewhere offshore Africa. In 2014, the operator in Block CI-514 completed drilling an exploratory well and encountered the presence of light oil. The well was plugged and the data gathered will now be evaluated to determine the extent of the accumulation and the forward plan for appraisal. The operator anticipates drilling a second exploratory well in the second quarter of 2015.

In 2013, the Company acquired a 60% operated working interest in Block CI-12 which is prospective for deepwater channel/fan structures. The block is located approximately 35km west of the Company’s current production at Espoir and Baobab. A 3D seismic program has been completed and the data is currently being assessed to determine whether to drill an exploration well.

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

South Africa

In May 2012 the Company completed the conversion of its 100% owned natural oil prospecting sub-lease in respect of Block 11B/12B off the south east coast of South Africa into an exploration right for petroleum in respect of this area.  During 2013, the Company disposed of a 50% interest in its exploration right in South Africa, for net cash consideration of US$255 million. In the event that a commercial crude oil or natural gas discovery occurs on this exploration right, resulting in the exploration right being converted into a production right, an additional cash payment would be due to the Company at such time, amounting to US$450 million for a commercial crude oil discovery and US$120 million for a commercial natural gas discovery. In 2014, the exploration well drilled on Block 11B/12B was suspended due to mechanical issues with marine

Canadian Natural Resources Limited	37

equipment on the drilling rig. The rig safely left the well location and, as the available drilling window had ended, it was demobilized by the operator. The South African authorities have formally confirmed the well drilled satisfies the work obligation for the initial period of the Block 11B/12B Exploration Right. The operator is reviewing the course of action to re-enter the well, and has indicated drilling operations are unlikely to resume in the area before 2016.

Producing and Non Producing Crude Oil and Natural Gas Wells

Set forth below is a summary of the number of wells in which the Company has a working interest that were producing or mechanically capable of producing as of December 31, 2014.

	Natural Gas Wells		Crude Oil Wells		Total Wells
Producing	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	22,081.0	17,461.1	11,236.0	9,794.8	33,317.0	27,255.9
British Columbia	2,429.0	1,932.0	436.0	261.5	2,865.0	2,193.5
Saskatchewan	11,252.0	10,057.0	3,828.0	2,404.8	15,080.0	12,461.8
Manitoba	-	-	211.0	207.2	211.0	207.2
Total Canada	35,762.0	29,450.1	15,711.0	12,668.3	51,473.0	42,118.4
United States	-	-	2.0	0.3	2.0	0.3
North Sea UK Sector	2.0	1.5	72.0	62.7	74.0	64.2
Offshore Africa
Côte d’Ivoire	-	-	19.0	11.1	19.0	11.1
Gabon	-	-	13.0	12.0	13.0	12.0
Total	35,764.0	29,451.6	15,817.0	12,754.4	51,581.0	42,206.0

Set forth below is a summary of the number of wells in which the Company has a working interest that were not producing or not mechanically capable of producing as of December 31, 2014.

	Natural Gas Wells		Crude Oil Wells		Total Wells
Non Producing	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	7,003.0	5,560.3	6,558.0	5,601.4	13,561.0	11,161.7
British Columbia	1,714.0	1,387.4	453.0	325.6	2,167.0	1,713.0
Saskatchewan	1,331.0	1,211.7	2,406.0	1,862.7	3,737.0	3,074.4
Manitoba	2.0	2.0	28.0	25.8	30.0	27.8
Northwest Territories	36.0	20.8	-	-	36.0	20.8
Total Canada	10,086.0	8,182.2	9,445.0	7,815.5	19,531.0	15,997.7
United States	1.0	0.1	2.0	0.3	3.0	0.4
North Sea UK Sector	2.0	1.5	25.0	23.3	27.0	24.8
Offshore Africa
Côte d’Ivoire	-	-	10.0	5.8	10.0	5.8
Gabon	-	-	-	-	-	-
Total	10,089.0	8,183.8	9,482.0	7,844.9	19,571.0	16,028.7

38	Canadian Natural Resources Limited

Properties With Attributed and No Attributed Reserves

The following table summarizes the Company’s landholdings as at December 31, 2014.

	Proved Properties		Unproved Properties		Total Acreage		Average Working Interest
Region (thousands of acres)	Gross	Net	Gross	Net	Gross	Net	%
North America
Northeast British Columbia	1,230	1,014	5,063	4,241	6,293	5,255	84
Northwest Alberta	2,047	1,404	4,292	3,522	6,339	4,926	78
Northern Plains	2,339	1,970	8,381	7,460	10,720	9,430	88
Southern Plains	2,331	2,088	2,279	1,941	4,610	4,029	87
Southeast Saskatchewan	125	112	149	140	274	252	92
Thermal In Situ Oil Sands	88	88	945	837	1,033	925	90
Oil Sands Mining & Upgrading	24	24	57	57	81	81	100
Non-core Regions	12	3	1,270	490	1,282	493	38
Fee Title	70	69	2,395	2,385	2,465	2,454	99
North America Total	8,266	6,772	24,831	21,073	33,097	27,845	84

International
North Sea UK Sector	63	55	101	93	164	148	90
Offshore Africa
Côte d’Ivoire	10	6	671	326	681	332	49
Gabon	-	-	152	140	152	140	92
South Africa	-	-	4,002	2,001	4,002	2,001	50
International Total	73	61	4,926	2,560	4,999	2,621	52
Company Total	8,339	6,833	29,757	23,633	38,096	30,466	80

Where the Company holds interests in different formations under the same surface area pursuant to separate leases, the acreage for each lease is included in the gross and net amounts.

Canadian Natural has approximately 1.6 million net acres attributed to our North America properties which are currently expected to expire by December 31, 2015.

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

Additional Information Concerning Abandonment and Reclamation Costs

For 2014, the Company’s capital expenditures included $346 million for abandonment expenditures and the Company expects approximately $503 million of abandonment expenditures to be incurred over the next 3 years. The Company’s estimated undiscounted ARO at December 31, 2014 was $12,723 million and discounted at 10% was approximately $1,476 million. The Company expects to incur abandonment and reclamation costs on 61,792 net wells.

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

2014 Costs Incurred in Crude Oil, Natural Gas and NGLs Activities

MM$	North America	North Sea	Offshore Africa	Total
Property Acquisitions
Proved	3,323	1	-	3,324
Unproved	873	-	-	873
Exploration	230	-	87	317
Development	6,263	485	193	6,941
	10,689	486	280	11,455
Less: Net non-cash costs (1)	79	86	(1)	164
Costs Incurred	10,610	400	281	11,291
(1)	Non-cash costs are comprised primarily of changes in asset retirement obligations.

40	Canadian Natural Resources Limited

Exploration and Development Activities

Set forth below are summaries of crude oil, natural gas and NGL drilling activities completed by the Company for the fiscal year ended December 31, 2014 by geographic region along with a general discussion of 2015 activity.

	2014 Exploratory Wells
		Crude Oil	Natural Gas	Dry	Service	Stratigraphic	Total
North America
Northeast British Columbia	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
Northwest Alberta	Gross	18.0	10.0	1.0	-	-	29.0
	Net	15.5	7.4	0.5	-	-	23.4
Northern Plains	Gross	30.0	-	1.0	-	-	31.0
	Net	29.9	-	0.4	-	-	30.3
Southern Plains	Gross	3.0	-	-	-	-	3.0
	Net	3.0	-	-	-	-	3.0
Southeast Saskatchewan	Gross	2.0	-	-	-	-	2.0
	Net	2.0	-	-	-	-	2.0
Oil Sands Mining	Gross	-	-	-	-	-	-
and Upgrading	Net	-	-	-	-	-	-

Non-core Regions	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
North America Total	Gross	53.0	10.0	2.0	-	-	65.0
	Net	50.4	7.4	0.9	-	-	58.7
North Sea UK Sector	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
Offshore Africa	Gross	-	-	-	-	1.0	1.0
	Net	-	-	-	-	0.4	0.4
Company Total	Gross	53.0	10.0	2.0	-	1.0	66.0
	Net	50.4	7.4	0.9	-	0.4	59.1

Canadian Natural Resources Limited	41

		2014 Development Wells
		Crude Oil	Natural Gas	Dry	Service	Stratigraphic	Total
North America
Northeast British Columbia	Gross	3.0	28.0	-	1.0	1.0	33.0
	Net	3.0	28.0	-	1.0	1.0	33.0
Northwest Alberta	Gross	51.0	43.0	2.0	-	2.0	98.0
	Net	39.4	28.9	1.2	-	2.0	71.5
Northern Plains	Gross	958.0	19.0	16.0	71.0	82.0	1,146.0
	Net	894.5	10.3	15.6	71.0	82.0	1,073.4
Southern Plains	Gross	13.0	-	1.0	3.0	-	17.0
	Net	13.0	-	1.0	3.0	-	17.0
Southeast Saskatchewan	Gross	29.0	-	-	10.0	-	39.0
	Net	18.0	-	-	4.0	-	22.0
Oil Sands Mining	Gross	-	-	-	18.0	255.0	273.0
and Upgrading	Net	-	-	-	18.0	255.0	273.0

Non-core Regions	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
North America Total	Gross	1,054.0	90.0	19.0	103.0	340.0	1,606.0
	Net	967.9	67.2	17.8	97.0	340.0	1,489.9
North Sea UK Sector	Gross	5.0	-	-	-	-	5.0
	Net	4.5	-	-	-	-	4.5
Offshore Africa	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
Company Total	Gross	1,059.0	90.0	19.0	103.0	340.0	1,611.0
	Net	972.4	67.2	17.8	97.0	340.0	1,494.4

Total success rate, excluding service and stratigraphic test wells, for 2014 is 98%.

2015 North America Activity

As a result of changes in commodity prices, the Company has reduced its targeted capital expenditures for 2015, primarily related to lower drilling activity and related facility capital. Additionally, the Company has deferred capital expenditures related to the Kirby North project. The Company maintains capital flexibility to quickly increase or decrease activity in the conventional operations depending on the economic and pricing environment. Capital expenditures for North America are targeted to be approximately $2 billion.

2015 Oil Sands Mining and Upgrading Activity

The Company continues to execute its disciplined strategy of staged expansion and work remains on track. The budgeted project capital expenditures reflect the Board of Directors approval of approximately $2.2 billion in targeted strategic expansion.

2015 North Sea Activity

As a result of changes in commodity prices, the Company has reduced its drilling activity and is currently targeting to drill one well in 2015 and has suspended all other development activities.

42	Canadian Natural Resources Limited

2015 Offshore Africa Activity

During 2015, the Company is currently targeting to commence drilling wells in the Espoir field, Baobab field and Block CI-514 in Côte d’Ivoire.

Production Estimates

The following table illustrates Canadian Natural’s estimated 2015 company gross daily proved and probable production reflected in the reserve reports as of December 31, 2014 using forecast prices and costs.

	Light and Medium Crude Oil (bbl/d)	Primary Heavy Crude Oil (bbl/d)	Pelican Lake Heavy Crude Oil (bbl/d)	Bitumen (Thermal Oil) (bbl/d)	Synthetic Crude Oil (bbl/d)	Natural Gas (MMcf/d)	Natural Gas Liquids (bbl/d)	Barrels of Oil Equivalent (BOE/d)
PROVED
North America	50,558	149,844	55,636	132,392	112,725	1,546	39,407	798,229
North Sea	29,795	-	-	-	-	59	-	39,628
Offshore Africa	14,600	-	-	-	-	25	-	18,767
Total Proved	94,953	149,844	55,636	132,392	112,725	1,630	39,407	856,624
PROBABLE
North America	3,461	12,556	1,259	1,130	5,575	79	2,215	39,362
North Sea	3,329	-	-	-	-	4	-	3,996
Offshore Africa	967	-	-	-	-	-	-	967
Total Probable	7,757	12,556	1,259	1,130	5,575	83	2,215	44,325

Canadian Natural Resources Limited	43

Production History

	2014
	Q1	Q2	Q3	Q4	Year Ended

North America Production and Netbacks by Product Type (1)

Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	46,909	55,521	54,377	54,224	52,782
Netbacks ($/bbl)
Sales price (2)	$94.09	$104.29	$96.77	$77.67	$93.21
Transportation	2.68	2.71	2.59	2.82	2.70
Royalties	20.97	18.43	19.63	14.94	18.39
Production expenses	22.97	22.01	22.92	21.13	22.23
Netback	$47.47	$61.14	$51.63	$38.78	$49.89

Primary Heavy Crude Oil
Average daily production (before royalties) (bbl/d)	142,174	143,161	143,400	144,661	143,356
Netbacks ($/bbl)
Sales price (2)	$77.78	$85.65	$79.70	$62.47	$76.29
Transportation	2.79	3.14	2.63	2.84	2.84
Royalties	12.86	15.42	12.95	8.69	12.44
Production expenses	18.23	17.61	17.52	17.11	17.61
Netback	$43.90	$49.48	$46.60	$33.83	$43.40

Pelican Lake Heavy Crude Oil
Average daily production (before royalties) (bbl/d)	48,048	49,563	51,911	50,739	50,078
Netbacks ($/bbl)
Sales price (2)	$79.94	$86.92	$81.52	$62.33	$77.58
Transportation	3.45	3.86	3.48	3.52	3.58
Royalties	20.23	24.44	17.31	13.01	18.66
Production expenses	9.65	8.92	7.82	7.82	8.52
Netback	$46.61	$49.70	$52.91	$37.98	$46.82

Bitumen (Thermal Oil)
Average daily production (before royalties) (bbl/d)	82,077	114,414	115,256	118,973	107,802
Netbacks ($/bbl)
Sales price (2)	$69.73	$79.39	$75.81	$58.64	$70.78
Transportation	1.79	3.02	1.96	1.39	2.04
Royalties	13.45	15.68	12.93	8.84	12.57
Production expenses	15.88	12.21	11.24	12.26	12.61
Netback	$38.61	$48.48	$49.68	$36.15	$43.56

SCO
Average daily production (before royalties) (bbl/d) (3)	113,095	119,236	82,012	128,090	110,571
Netbacks ($/bbl)
Sales price (2)	$107.82	$112.69	$103.91	$79.23	$100.27
Transportation	1.96	1.53	2.28	1.76	1.85
Royalties (4)	5.06	6.77	7.17	4.44	5.77
Production expenses (5)	41.11	36.61	37.13	34.34	37.18
Netback	$59.69	$67.78	$57.33	$38.69	$55.47

Natural Gas
Average daily production (before royalties) (MMcf/d)	1,147	1,606	1,644	1,705	1,527
Netbacks ($/Mcf)
Sales price (2)	$5.56	$4.95	$4.43	$4.22	$4.72
Transportation	0.30	0.27	0.27	0.27	0.27
Royalties	0.60	0.39	0.30	0.23	0.36
Production expenses	1.54	1.48	1.36	1.34	1.42
Netback	$3.12	$2.81	$2.50	$2.38	$2.67

44	Canadian Natural Resources Limited

Production History

	2014
	Q1	Q2	Q3	Q4	Year Ended

Natural Gas Liquids
Average daily production (before royalties) (bbl/d)	28,979	37,495	39,170	41,379	36,796
Netbacks ($/bbl)
Sales price (2)	$66.55	$58.79	$51.44	$42.10	$53.59
Transportation	1.63	1.27	1.60	1.53	1.50
Royalties	8.32	12.65	8.90	5.46	8.76
Production expenses	8.29	10.98	10.37	10.27	10.09
Netback	$48.31	$33.89	$30.57	$24.84	$33.24

North Sea Production and Netbacks by Product Type (1)

Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	16,715	12,615	18,197	21,927	17,380
Netbacks ($/bbl)
Sales price (2)	$121.38	122.88	$113.08	$83.32	$106.63
Transportation	1.35	0.32	0.49	0.02	0.48
Royalties	0.38	0.33	0.84	0.17	0.33
Production expenses	75.51	79.21	76.48	68.64	74.04
Netback	$44.14	$43.02	$35.27	$14.49	$31.78

Natural Gas
Average daily production (before royalties) (MMcf/d)	7	5	7	10	7
Netbacks ($/Mcf)
Sales price (2)	$6.05	$6.38	$6.93	$8.22	$7.07
Transportation	0.22	0.26	0.29	1.87	0.82
Royalties	-	-	-	-	-
Production Expenses	5.83	6.12	19.21	6.35	9.10
Netback	$0.00	$0.00	$(12.57)	$0.00	$(2.85)

Offshore Africa Production and Netbacks by Product Type (1)

Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	10,791	13,164	13,684	12,047	12,429
Netbacks ($/bbl)
Sales price (2)	$-	$119.47	$104.82	$68.90	$97.81
Transportation	-	-	-	-	-
Royalties	-	3.92	10.79	4.83	6.83
Production expenses	-	58.41	27.20	50.54	43.97
Netback	$-	$57.14	$66.83	$13.53	$47.01

Natural Gas
Average daily production (before royalties) (MMcf/d)	21	23	23	18	21
Netbacks ($/Mcf)
Sales price (2)	$12.18	$12.25	$11.73	$11.73	$11.98
Transportation	0.15	0.15	0.15	0.15	0.15
Royalties	2.06	1.89	1.88	0.99	1.74
Production expenses	3.64	3.28	2.68	3.35	3.22
Netback	$6.33	$6.93	$7.02	$7.24	$6.87
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.
(3)	The Company commenced production of diesel for internal use at Horizon. 2014 SCO production before royalties excludes 545 bbl/d of SCO consumed internally as diesel.
(4)	Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.
(5)	Adjusted cash production costs on a per unit basis are based on sales volumes excluding turnaround periods.

Canadian Natural Resources Limited	45

SELECTED FINANCIAL INFORMATION

		Year Ended December 31
(MM$, except per common share information)		2014	2013

Product sales		$21,301	$17,945
Net earnings		$3,929	$2,270
Per common share	– basic	$3.60	$2.08
	– diluted	$3.58	$2.08
Adjusted net earnings from operations (1)		$3,811	$2,435
Per common share	– basic	$3.49	$2.24
	– diluted	$3.47	$2.23
Cash flow from operations (1)		$9,587	$7,477
Per common share	– basic	$8.78	$6.87
	– diluted	$8.74	$6.86
Dividends declared per common share		$0.90	$0.575
Total assets		$60,200	$51,754
Total long-term liabilities		$26,167	$20,748
Capital expenditures, net of dispositions		$11,744	$7,274
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

The following table shows the aggregate amount of the cash dividends declared per common share of the Company in each of its last three years ended December 31.

	2014	2013	2012

Cash dividends declared per common share	$0.90	$0.575	$0.42

In March 2015, the Company’s Board of Directors increased the quarterly cash dividend on common shares to $0.23 per common share effective with the April 1, 2015 payment.

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

46	Canadian Natural Resources Limited

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

	Senior Unsecured Debt Securities	Commercial Paper	Outlook/Trend
Moody’s Investors Service, Inc. (“Moody’s”)	Baa1	P-2	Stable
Standard & Poor’s Rating Services (“S&P”) (1)	BBB+	A-2	Stable
DBRS Limited (“DBRS”)	BBB (high)	-	Stable
(1)	S&P assigns a rating outlook to Canadian Natural and not to individual long-term debt instruments.

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

Canadian Natural Resources Limited	47

MARKET FOR CANADIAN NATURAL RESOURCES LIMITED SECURITIES

The Company’s common shares are listed and posted for trading on Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol CNQ. Set forth below is the trading activity of the Company’s common shares on the TSX in 2014.

2014 Monthly Historical Trading on TSX
Month	High	Low	Close	Volume Traded
January	$37.00	$34.72	$36.52	72,644,086
February	$41.70	$35.72	$40.52	51,126,424
March	$42.49	$39.25	$42.37	50,452,731
April	$45.59	$42.20	$44.66	44,127,835
May	$45.22	$42.60	$44.13	37,462,455
June	$49.22	$44.21	$49.03	46,042,352
July	$49.57	$46.98	$47.53	44,603,938
August	$47.53	$43.93	$47.39	44,362,512
September	$47.42	$42.89	$43.51	60,919,979
October	$43.75	$34.91	$39.33	96,930,305
November	$43.10	$36.18	$37.96	74,950,720
December	$40.10	$31.00	$35.92	93,956,821

During 2014, the Company purchased for cancellation 10,095,000 common shares under a Normal Course Issuer Bid at a weighted average purchase price of $44.85 per common share for a total cost of approximately $453 million.

48	Canadian Natural Resources Limited

DIRECTORS AND OFFICERS

The names, municipalities of residence, offices held with the Company and principal occupations of the Directors and Officers of the Company for the 5 preceding years, are set forth below. Further detail on the Directors and Named Executive Officers are found in the Company’s Information Circular dated March 18, 2015 incorporated herein by reference.

Name	Position Presently Held	Principal Occupation During Past 5 Years

Catherine M. Best, FCA, ICD.D Calgary, Alberta Canada	Director (1)(2) (age 61)
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

N. Murray Edwards, O.C. Calgary/Banff, Alberta Canada	Chairman and Director (5) (age 55)
President, Edco Financial Holdings Ltd. (private management and consulting company). He has served continuously as a director of the Company since September 1988. Currently is Chairman and serving on the board of directors of Ensign Energy Services Inc. and Magellan Aerospace Corporation.

Timothy W. Faithfull London, United Kingdom	Director (1)(3) (age 70)
Corporate director. He has served continuously as a director of the Company since November 2010. He is Chairman of the Starehe Endowment Fund in the UK and a Council Member of the Canada – UK Colloquia and is currently serving on the board of directors of TransAlta Corporation, ICE Futures Europe, LIFFE Administration and Management and Shell Pension Trust Limited, a private pension trust.

Honourable Gary A. Filmon, P.C., O.C., O.M. Winnipeg, Manitoba Canada	Director (1)(4) (age 72)
Corporate director. He has served continuously as a director of the Company since February 2006 and is currently serving on the board of directors of MTS Allstream Inc., Arctic Glacier Income Trust, and Exchange Income Corporation.

Christopher L. Fong Calgary, Alberta Canada	Director (3)(5) (age 65)
Corporate director. Until his retirement in May 2009 he was Global Head, Corporate Banking, Energy with RBC Capital Markets. He has served continuously as a director of the Company since November 2010.  He was appointed Advisor to the Alberta’s Department of Energy’s Competitive Review process in 2009. He is currently serving on the board of directors of Anderson Energy Inc., Computer Modelling Group Ltd. and sits on the Petroleum Advisory Committee of the Alberta Securities Commission.

Ambassador Gordon D. Giffin Atlanta, Georgia U.S.A	Director (1)(4) (age 65)
Senior Partner, McKenna Long & Aldridge LLP (law firm) since May 2001. He has served continuously as a director of the Company since May 2002. Currently serving on the board of directors of Canadian National Railway Company, Canadian Imperial Bank of Commerce, Element Financial Corporation, Just Energy Corp., and TransAlta Corporation.

Canadian Natural Resources Limited	49

Name	Position Presently Held	Principal Occupation During Past 5 Years

Wilfred A. Gobert Calgary, Alberta Canada	Director (2)(4)(5) (age 67)
Independent businessman. He has served continuously as a director since November 2010.  He is currently serving on the board of directors of Gluskin Sheff & Associates, Trilogy Energy Corp., Manitok Energy Inc. and Mapan Energy Ltd.

Steve W. Laut Calgary, Alberta Canada	President and Director (3) (age 57)	Officer of the Company. He has served continuously as a director of the Company since August 2006.

Keith A.J. MacPhail Calgary, Alberta Canada	Director (3)(5) (age 58)
Executive Chairman of Bonavista Energy Corporation since November 2012 and prior thereto, Chairman and CEO of Bonavista since 1997. He is also Chairman of NuVista Energy Ltd. since July 2003. He has served continuously as a director of the Company since October 1993. He is currently serving on the board of directors of Bonavista Energy Corporation and NuVista Energy Ltd.

Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C. Cap Pelé, New Brunswick Canada	Director (2)(4) (age 67)	Deputy Chair, TD Bank Group. He has served continuously as a director of the Company since August 2006. Currently serving on the board of directors of Brookfield Asset Management Inc.

Dr. Eldon R. Smith, O.C., M.D. Calgary, Alberta Canada	Director (2)(3) (age 75)
President of Eldon R. Smith & Associates Ltd., (a private health care consulting company) since 2001, and is Emeritus Professor of Medicine and Former Dean, Faculty of Medicine, University of Calgary. He has served continuously as a director of the Company since May 1997. Currently serving on the board of directors of Intellipharmaceutics International Inc., Resverlogix Corp., Zenith Epigenetics Corp and Aston Hill Financial Inc.

David A. Tuer Calgary, Alberta Canada	Director (1)(5) (age 65)
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

Annette M. Verschuren, O.C. Toronto, Ontario Canada	Director (age 58)
Ms. A. M. Verschuren is the Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She was President of The Home Depot Canada from 1996 to 2011 where she oversaw the company's successful growth in Canada leading to its entry into China. Prior to joining The Home Depot, Ms. Verschuren was President and co-owner of Michaels of Canada, a chain of arts and crafts stores. She currently serves as Chancellor of Cape Breton University and as a director of Liberty Mutual Insurance Group and a board member of numerous non-profit organizations. Currently serving on the board of directors of Air Canada and Saputo Inc.

50	Canadian Natural Resources Limited

Name	Position Presently Held	Principal Occupation During Past 5 Years

Troy J.P. Anderson Calgary, Alberta Canada	Vice-President, West Conventional Operations (age 36)
Officer of the Company since January 2015; prior thereto UK1 Production Manager from March 2009 to July 2011, Production Manager from July 2011 to October 2013 and most recently Northern Operations Manager from October 2013 to January 2015.

Jeffrey J. Bergeson Calgary, Alberta Canada	Vice-President, Exploitation West (age 58)	Officer of the Company.

Corey B. Bieber Calgary, Alberta Canada	Chief Financial Officer and Senior Vice-President, Finance (age 51)	Officer of the Company.

Bryan C. Bradley Calgary, Alberta Canada	Vice-President, Marketing (age 49)	Officer of the Company since November 2011; prior thereto Manager Crude Oil Marketing from November 2006 to November 2011.

Trevor J. Cassidy Calgary, Alberta Canada	Vice-President, Production Central (age 41)	Officer of the Company since August 2014; prior thereto Production Manager from April 2005 to August 2014.

Mark Chalmers Calgary, Alberta Canada	Vice-President, Exploration Central (age 55)
Officer of the Company since January 2015; prior thereto Exploration Manager, British Columbia North from December 2006 to September 2010 and most recently Exploration Manager, Northern Plains from September 2010 to January 2015.

William R. Clapperton Calgary, Alberta Canada	Vice-President, Regulatory, Stakeholder and Environmental Affairs (age 52)	Officer of the Company.

James F. Corson Calgary, Alberta Canada	Vice-President, Human Resources (age 64)	Officer of the Company.

Réal M. Cusson Calgary, Alberta Canada	Senior Vice-President, Marketing (age 64)	Officer of the Company.

Réal J. H. Doucet Calgary, Alberta Canada	Senior Vice-President, Horizon Projects (age 62)	Officer of the Company.

Darren M. Fichter Calgary, Alberta Canada	Senior Vice-President, Exploitation (age 44)
Officer of the Company since January 2012; prior thereto Manager, Heavy Oil South April 2004 to June 2009 and most recently Vice-President, Exploitation of CNR International (U.K.) Limited, a wholly owned subsidiary of the Company, from June 2009 to January 2012.

Canadian Natural Resources Limited	51

Name	Position Presently Held	Principal Occupation During Past 5 Years

Allan E. Frankiw Calgary, Alberta Canada	Vice-President, Production, East (age 58)	Officer of the Company.

Jay E. Froc Calgary, Alberta Canada	Vice-President, Infrastructure, Logistics and Project Controls (age 49)	Officer of the Company since June 2013. Most recently held various positions with Suncor Energy Inc. since 2006.

Dean W. Halewich Calgary, Alberta Canada	Vice-President, Facilities and Pipelines (age 47)	Officer of the Company since September 2011; prior thereto Manager, Facilities Engineering from February 2002 to May 2011 and most recently Manager, Thermal Projects from May 2011 to September 2011.

Jon Halford Calgary, Alberta Canada	Vice-President, Commercial Operations (age 41)	Officer of the Company since January 2015; prior thereto Manager, Materials and Contracts from June 2010 to November 2010 and most recently Director, Supply Management – Major Projects.

Murray G. Harris Calgary, Alberta Canada	Vice-President, Financial Controller and Horizon Accounting (age 51)	Officer of the Company since March 2012; prior thereto Financial Controller from June 2005 to March 2012.

David B. Holt Calgary, Alberta Canada	Vice-President, Production, West (age 49)	Officer of the Company since September 2011; prior thereto Production Manager, Heavy Oil North from January 2003 to September 2011.

John A. Howard Calgary, Alberta Canada	Vice-President, Thermal Production Primrose (age 56)
Officer of the Company since September 2011; prior thereto Project Manager, Bitumen Upgrading from May 2006 to May 2007; Manager, Deep Basin Production from May 2007 to October 2009 and most recently Manager, SAGD Production from October 2009 to September 2011.

Gerard Iannattone Calgary, Alberta Canada	Vice-President, Thermal Exploitation Athabasca (age 55)	Officer of the Company since March 2014; prior thereto Exploitation Manager, N. E. British Columbia from November 2006 to March 2014.

Peter J. Janson Calgary, Alberta Canada	Senior Vice-President, Horizon Operations (age 57)	Officer of the Company.

Terry J. Jocksch Calgary, Alberta Canada	Senior Vice-President, Thermal (age 47)	Officer of the Company.

52	Canadian Natural Resources Limited

Name	Position Presently Held	Principal Occupation During Past 5 Years

Pamela A. Jones Calgary, Alberta Canada	Vice-President, Safety and Asset Integrity (age 52)	Officer of the Company since May 2011; prior thereto Project Integration Manager from July 2007 to January 2011 and most recently Manager, Special Projects Assets from January 2011 to May 2011.

Philip A. Keele Calgary, Alberta Canada	Vice-President, Mining (age 55)	Officer of the Company.

Kevin B. Kowbel Calgary, Alberta Canada	Vice-President, Drilling and Completions (age 44)	Officer of the Company since January 2012; prior thereto Drilling Manager from April 2006 to January 2012.

Trevor D. Krause Calgary, Alberta Canada	Vice-President, Exploration, East (age 43)
Officer of the Company since January 2015; prior thereto Exploration Manager, N. E. Alberta from April 2007 to July 2011 and most recently Exploration Manager, Heavy Oil South from July 2011 to January 2015.

Dan H. Krentz Calgary, Alberta Canada	Vice-President, Exploration, West (age 56)	Officer of the Company since March 2014; prior thereto Exploration Manager, Foothills from November 2006 to April 2011 and most recently Exploration Manager, Deep Basin from April 2011 to March 2014.

Ronald K. Laing Calgary, Alberta Canada	Senior Vice-President, Corporate Development and Land (age 45)	Officer of the Company.

Bruce E. McGrath Calgary, Alberta Canada	Corporate Secretary (age 65)	Officer of the Company.

Tim S. McKay Calgary, Alberta Canada	Chief Operating Officer (age 53)	Officer of the Company.

Casey D. McWhan Calgary, Alberta Canada	Vice-President, Bitumen Production (age 52)
Officer of the Company since November 2011; prior thereto President, Modec du Brasil from January 2006 to September 2008; Senior Vice-President, Prosafe Production from September 2008 to January 2010 and most recently Continuous Process Improvement Lead with the Company from April 2010 to November 2011.

Paul M. Mendes Calgary, Alberta Canada	Vice-President, Legal and General Counsel (age 49)	Officer of the Company.

Leon Miura Calgary, Alberta Canada	Vice-President, Horizon Downstream Projects (age 60)	Officer of the Company.

Canadian Natural Resources Limited	53

Name	Position Presently Held	Principal Occupation During Past 5 Years

Stephen J. Olson Calgary, Alberta Canada	Vice-President, Finance, E&P Accounting (age 57)	Officer of the Company since March 2014; prior thereto Controller, Operations and Expenditure Accounting from March 2009 to March 2014.

S. John Parr Calgary, Alberta Canada	Vice-President, Thermal Projects (age 54)	Officer of the Company.

David A. Payne Calgary, Alberta Canada	Vice-President, Exploitation, Central (age 53)	Officer of the Company.

William R. Peterson Calgary, Alberta Canada	Senior Vice-President, Production and Development Operations (age 48)	Officer of the Company.

Douglas A. Proll Calgary, Alberta Canada	Executive Vice-President (age 64)	Officer of the Company.

David W. Reed Calgary, Alberta Canada	Vice-President, Horizon Upgrading and Utilities (age 65)	Officer of the Company since August 2012; prior thereto Vice-President Tesoro Corporation from May 2007 to November 2011.

Andrew Richardson Calgary, Alberta Canada	Vice-President, Thermal Production Athabasca (age 47)
Officer of the Company since March 2014; prior thereto Manager Production Engineering, Long Lake with Nexen Inc. from August 2006 to January 2012, Manager CSS Production with the Company from January 2012 to November 12, 2012 and most recently Manager, Wolf Lake and Production Development from December 2012 to March 2014.

Joy P. Romero Calgary, Alberta Canada	Vice-President, Technology Development (age 58)	Officer of the Company.

Sheldon L. Schroeder Fort McMurray, Alberta Canada	Vice-President, Horizon Upstream Projects (age 47)	Officer of the Company.

Kara Slemko Calgary, Alberta Canada	Vice-President, Supply Management (age 45)
Officer of the Company since January 2015; prior thereto Director Operations with Canadian National Railway from February 2003 to February 2011, Management Consultant with Ernst & Young LLP from March 2011 to September 2012 and most recently Director, Supply Management, Operations with the Corporation from September 2012 to January 2015.

54	Canadian Natural Resources Limited

Name	Position Presently Held	Principal Occupation During Past 5 Years

Kendall W. Stagg Calgary, Alberta Canada	Senior Vice-President, Exploration (age 53)	Officer of the Company.

Scott G. Stauth Calgary, Alberta Canada	Senior Vice-President, North American Operations (age 49)	Officer of the Company.

Lyle G. Stevens Calgary, Alberta Canada	Executive Vice-President, Canadian Conventional (age 60)	Officer of the Company.

Stephen C. Suche Calgary, Alberta Canada	Vice-President, Information and Corporate Services (age 55)	Officer of the Company.

Domenic Torriero Calgary, Alberta Canada	Vice-President, Thermal Exploration (age 50)	Officer of the Company.

Gregory A. Ulrich Calgary, Alberta Canada	Vice-President, Thermal And East Conventional Field Operations (age 52)	Officer of the Company since March 2014; prior thereto Field Operations Manager from November 2006 to March 2014.

Betty Yee Calgary, Alberta Canada	Vice-President, Land (age 50)	Officer of the Company since June 2013. Most recently was Manager of Acquisition and Divestments of the Company since 2003.

Daryl G. Youck Calgary, Alberta Canada	Vice-President, Thermal Exploitation Primrose (age 46)	Officer of the Company.

Robin S. Zabek Calgary, Alberta Canada	Vice-President, Exploitation East (age 43)	Officer of the Company since March 2014; prior thereto Manager Exploitation from September 2006 to March 2014.
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Health, Safety, and Environmental Committee.
(4)	Member of the Nominating, Governance and Risk Committee.
(5)	Member of the Reserves Committee.

All directors stand for election at each Annual General Meeting of Canadian Natural shareholders. All of the current directors, other than Annette M. Verschuren who was appointed to the Board in November 2014, were elected to the Board at the last Annual General Meeting of Shareholders held on May 8, 2014.

As at December 31, 2014, the directors and executive officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, in the aggregate, approximately 3% of the total outstanding common shares (approximately 4% after the exercise of options held by them pursuant to the Company’s stock option plan).

There are potential conflicts of interest to which the directors and officers of the Company may become subject in connection with the operations of the Company. Some of the directors and officers have been and will continue to be engaged in the

Canadian Natural Resources Limited	55

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

INTERESTS OF EXPERTS

The Company’s auditors, PricewaterhouseCoopers LLP, have prepared an independent auditors’ report dated March 4, 2015 in respect of the Company’s consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 and the Company’s internal control over financial reporting as at December 31, 2014. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the SEC.

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

Ms. C. M. Best is a chartered accountant with over 20 years experience as a staff member and partner of an international public accounting firm. During her tenure she was responsible for direct oversight and supervision of a large staff of auditors conducting audits of the financial reporting of significant publicly traded entities, many of which were oil and gas companies. This oversight and supervision required Ms. C. M. Best to maintain a current understanding of generally accepted accounting

56	Canadian Natural Resources Limited

principles, and be able to assess their application in each of her clients. It also required an understanding of internal controls and financial reporting processes and procedures. Ms. C. M. Best who is chair of the Audit Committee qualifies as an “audit committee financial expert” under the rules issued by the SEC pursuant to the requirements of the Sarbanes Oxley Act of 2002.

Mr. T. W. Faithfull holds a Master of Arts degree from the University of Oxford (Philosophy, Politics and Economics), and is an alumnus of the London Business School. As Chief Executive Officer of Shell Canada Limited and in his other capacities during his 36 years with the Royal Dutch/Shell group of companies, together with his experience as an audit committee member of other publicly traded companies, he has acquired significant financial experience and exposure to complex accounting and financial issues and an understanding of audit committee functions.

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

Auditor Service Fees

The Audit Committee of the Board of Directors in 2014 approved specified audit and non-audit services to be performed by PricewaterhouseCoopers LLP (“PwC”). The services provided include: (i) the annual audit of the Company's consolidated financial statements and internal controls over financial reporting, reviews of the Company's quarterly unaudited consolidated financial statements, audits of certain of the Company's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Fees accrued to PwC are shown in the table below.

Auditor service (000’s)	2014	2013
Audit fees	$3,047	$3,032
Audit related fees	259	212
Tax fees	523	478
All other fees	87	73
	$3,916	$3,795

The Charter of the Audit Committee of the Company is attached as Schedule “C” to this Annual Information Form.

Canadian Natural Resources Limited	57

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.

Additional information including Directors' and Executive Officers' remuneration and indebtedness, Director nominees standing for re-election, principal holders of the Company's securities, options to purchase the Company's securities and interest of insiders in material transactions is contained in the Company's Notice of Annual General Meeting and Information Circular dated March 18, 2015 in connection with the Annual and General Meeting of Shareholders of Canadian Natural to be held on May 7, 2015 which information is incorporated herein by reference. Additional financial information and discussion of the affairs of the Company and the business environment in which the Company operates is provided in the Company's Management’s Discussion and Analysis, comparative Consolidated Financial Statements and Supplementary Oil & Gas Information for the most recently completed fiscal year ended December 31, 2014 found on pages 20 to 55, 56 to 91 and 92 to 99 respectively, of the 2014 Annual Report to the Shareholders, which information is incorporated herein by reference.

For additional copies of this Annual Information Form, please contact:

Corporate Secretary of the Corporation at:
2100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8

58	Canadian Natural Resources Limited

SCHEDULE “A”

FORM 51-101F2

REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

Report on Reserves Data

To the Board of Directors of Canadian Natural Resources Limited (the “Corporation”):

1.
We have evaluated and reviewed the Corporation’s reserves data as at December 31, 2014.  The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs.

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

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated and reviewed by us for the year ended December 31, 2014 and identifies the respective portions thereof that we have evaluated and reviewed and reported on to the Corporation’s management and board of directors:

Independent Qualified Reserves	Description and	Location of Reserves	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
Evaluator or Auditor	Preparation Date of Evaluation/Review Report	(Country or Foreign Geographic Area)	Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	Sproule evaluated the P&NG Reserves February 2, 2015	Canada and USA	$0	$50,067	$524	$50,591
Sproule International Limited	Sproule evaluated the P&NG Reserves February 2, 2015	United Kingdom and Offshore Africa	$0	$10,255	$0	$10,255
GLJ Petroleum Consultants Ltd.	GLJ evaluated the oil sands mining properties February 2, 2015	Canada	$0	$33,126	$0	$33,126
Totals			$0	$93,448	$524	$93,972

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.  We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

Canadian Natural Resources Limited	59

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report(s) referred to above:

Sproule Associates Limited Calgary, Alberta, Canada, March 4, 2015 Original Signed By SIGNED “HARRY J. HELWERDA”	Sproule International Limited Calgary, Alberta, Canada, March 4, 2015 Original Signed By SIGNED “HARRY J. HELWERDA”
Harry J. Helwerda, P.Eng., FEC, FGC (Hon.) President and Director	Harry J. Helwerda, P.Eng., FEC, FGC (Hon.) President and Director

Original Signed By SIGNED “NORA T. STEWART”	Original Signed By SIGNED “SCOTT W. PENNELL”
Nora T. Stewart, P.Eng. Senior Vice-President, Canada and Partner	Scott W. Pennell, P.Eng. Vice-President, Engineering, International and Director

Original Signed By SIGNED “CAMERON P. SIX”
Cameron P. Six, P.Eng. Senior Vice-President, Unconventional and Director
GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada, March 4, 2015 Original Signed By SIGNED “TIM R. FREEBORN”
Tim R. Freeborn, P.Eng. Vice-President Mineable Oil Sands and Shales

60	Canadian Natural Resources Limited

SCHEDULE “B”

FORM 51-101F3

REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Report of Management and Directors on Reserves Data and Other Information

Management of Canadian Natural Resources Limited (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs.

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

The Reserves Committee of the Board of Directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Canadian Natural Resources Limited	61

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Original Signed By SIGNED “STEVE W. LAUT”
Steve W. Laut President

Original Signed By SIGNED “COREY B. BIEBER”
Corey B. Bieber Chief Financial Officer and Senior Vice President, Finance

Original Signed By SIGNED “DAVID A TUER”
David A. Tuer Independent Director and Chair of the Reserves Committee

Original Signed By SIGNED “CHRISTOPHER L. FONG”
Christopher L. Fong Independent Director and Member of the Reserves Committee
Dated this 4th day of March, 2015

62	Canadian Natural Resources Limited

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

Canadian Natural Resources Limited	63

4.	The Secretary or the Assistant Secretary of the Corporation shall be secretary of the Audit Committee unless the Audit Committee appoints a secretary of the Audit Committee.

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

b.	to establish and maintain a direct line of communication with the Corporation’s internal auditors and independent auditors and assess their performance;

c.	to ensure that the management of the Corporation has implemented and is maintaining an effective system of internal controls over financial reporting;

d.	to report regularly to the Board on the fulfillment of its duties and responsibilities; and,

e.	to review annually the Audit Committee Charter and recommend any changes to the Nominating, Governance and Risk Committee for approval by the Board.

2.	The duties and responsibilities of the Audit Committee as they relate to the independent auditors shall be as follows:

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

64	Canadian Natural Resources Limited

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

c.	to periodically review the extent to which recommendations made by the internal audit staff or by the independent auditors have been implemented.

Canadian Natural Resources Limited	65

5.	Other duties and responsibilities of the Audit Committee shall be as follows:

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

66	Canadian Natural Resources Limited

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

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company’s most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:

•	the Company’s consolidated financial statements as at and for the year ended December 31, 2014; and

•	the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014.

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

(signed) “Steve W. Laut”	(signed) “Corey B. Bieber”	(signed) “Murray G. Harris”
Steve W. Laut President	Corey B. Bieber, CA Chief Financial Officer and Senior Vice-President, Finance	Murray G. Harris, CA Vice-President, Financial Controller and Horizon Accounting

Calgary, Alberta, Canada
March 4, 2015

Management’s Assessment of Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a–15(f) and 15d–15(f) under the United States Securities Exchange Act of 1934, as amended.

Management, including the Company’s President and the Company’s Chief Financial Officer and Senior Vice-President, Finance, performed an assessment of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on the assessment, management has concluded that the Company’s internal control over financial reporting is effective as at December 31, 2014. Management recognizes that all internal control systems have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, has provided an opinion on the Company’s internal control over financial reporting as at December 31, 2014, as stated in their Auditor’s Report.

(signed) “Steve W. Laut”	(signed) “Corey B. Bieber”
Steve W. Laut	Corey B. Bieber, CA
President	Chief Financial Officer & Senior Vice-President, Finance

Calgary, Alberta, Canada
March 4, 2015

Independent Auditor’s Report

To the Shareholders of
Canadian Natural Resources Limited

We have completed integrated audits of Canadian Natural Resources Limited’s 2014, 2013, and 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Canadian Natural Resources Limited, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, and the related notes.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Natural Resources Limited as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Canadian Natural Resources Limited’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion
In our opinion, Canadian Natural Resources Limited maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada
March 4, 2015

Consolidated Balance Sheets

As at December 31 (millions of Canadian dollars)	Note	2014	2013
ASSETS
Current assets
Cash and cash equivalents		$25	$16
Accounts receivable		1,889	1,427
Current income taxes		228	–
Inventory	5	665	632
Prepaids and other		172	141
Current portion of other long-term assets	8	510	–
		3,489	2,216
Exploration and evaluation assets	6	3,557	2,609
Property, plant and equipment	7	52,480	46,487
Other long-term assets	8	674	442
		$60,200	$51,754

LIABILITIES
Current liabilities
Accounts payable		$564	$637
Accrued liabilities		3,279	2,519
Current income taxes		–	359
Current portion of long-term debt	9	980	1,444
Current portion of other long-term liabilities	10	319	275
		5,142	5,234
Long-term debt	9	13,022	8,217
Other long-term liabilities	10	4,175	4,348
Deferred income taxes	11	8,970	8,183
		31,309	25,982
SHAREHOLDERS’ EQUITY
Share capital	12	4,432	3,854
Retained earnings		24,408	21,876
Accumulated other comprehensive income	13	51	42
		28,891	25,772
		$60,200	$51,754
Commitments and contingencies (note 18).

Approved by the Board of Directors on March 4, 2015

/s/ Catherine M. Best	/s/ N. Murray Edwards
Catherine M. Best	N. Murray Edwards
Chair of the Audit Committee and Director	Chairman of the Board of Directors and Director

Consolidated Statements of Earnings

For the years ended December 31 (millions of Canadian dollars, except per common share amounts)	Note	2014	2013	2012
Product sales		$21,301	$17,945	$16,195
Less: royalties		(2,438)	(1,800)	(1,606)
Revenue		18,863	16,145	14,589
Expenses
Production		5,265	4,559	4,249
Transportation and blending		3,232	2,938	2,752
Depletion, depreciation and amortization	7	4,880	4,844	4,328
Administration		367	335	270
Share-based compensation	10	66	135	(214)
Asset retirement obligation accretion	10	193	171	151
Interest and other financing expense	16	323	279	364
Risk management activities	17	(800)	(77)	120
Foreign exchange loss (gain)		303	210	(49)
Gain on corporate acquisitions/disposition of properties	6, 7	(137)	(289)	–
Equity loss from investment	8	8	4	9
		13,700	13,109	11,980
Earnings before taxes		5,163	3,036	2,609
Current income tax expense	11	427	735	747
Deferred income tax expense (recovery)	11	807	31	(30)
Net earnings		$3,929	$2,270	$1,892
Net earnings per common share
Basic	15	$3.60	$2.08	$1.72
Diluted	15	$3.58	$2.08	$1.72

Consolidated Statements of Comprehensive Income

For the years ended December 31 (millions of Canadian dollars)	2014	2013	2012
Net earnings	$3,929	$2,270	$1,892
Items that may be reclassified subsequently to net earnings Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) , net of taxes of $nil (2013 – $nil, 2012 – $4 million)	5	(4)	31
Reclassification to net earnings, net of taxes of $1 million (2013 – $nil, 2012 – $nil)	8	(1)	(7)
	13	(5)	24
Foreign currency translation adjustment
Translation of net investment	(4)	(11)	8
Other comprehensive income (loss), net of taxes	9	(16)	32
Comprehensive income	$3,938	$2,254	$1,924

Consolidated Statements of Changes in Equity

For the years ended December 31 (millions of Canadian dollars)	Note	2014	2013	2012
Share capital	12
Balance – beginning of year		$3,854	$3,709	$3,507
Issued upon exercise of stock options		488	130	194
Previously recognized liability on stock options exercised for common shares		129	50	45
Purchase of common shares under Normal Course Issuer Bid		(39)	(35)	(37)
Balance – end of year		4,432	3,854	3,709
Retained earnings
Balance – beginning of year		21,876	20,516	19,365
Net earnings		3,929	2,270	1,892
Purchase of common shares under Normal Course Issuer Bid	12	(414)	(285)	(281)
Dividends on common shares	12	(983)	(625)	(460)
Balance – end of year		24,408	21,876	20,516
Accumulated other comprehensive income	13
Balance – beginning of year		42	58	26
Other comprehensive income (loss), net of taxes		9	(16)	32
Balance – end of year		51	42	58
Shareholders’ equity		$28,891	$25,772	$24,283

Consolidated Statements of Cash Flows

For the years ended December 31 (millions of Canadian dollars)	Note	2014	2013	2012
Operating activities
Net earnings		$3,929	$2,270	$1,892
Non-cash items
Depletion, depreciation and amortization		4,880	4,844	4,328
Share-based compensation		66	135	(214)
Asset retirement obligation accretion		193	171	151
Unrealized risk management (gain) loss		(451)	39	(42)
Unrealized foreign exchange loss		256	226	129
Realized foreign exchange loss (gain) on repayment of US dollar debt securities		36	(12)	(210)
Equity loss from investment		8	4	9
Deferred income tax expense (recovery)		807	31	(30)
Gain on corporate acquisitions/disposition of properties		(137)	(289)	–
Current income tax on disposition of properties		–	58	–
Other		(38)	(19)	(47)
Abandonment expenditures		(346)	(207)	(204)
Net change in non-cash working capital	19	(744)	(33)	447
		8,459	7,218	6,209
Financing activities
Issue of bank credit facilities and commercial paper, net		1,195	803	172
Issue of medium-term notes, net		992	98	498
Issue (repayment) of US dollar debt securities, net	9	1,482	(398)	(344)
Issue of common shares on exercise of stock options		488	130	194
Purchase of common shares under Normal Course Issuer Bid		(453)	(320)	(318)
Dividends on common shares		(955)	(523)	(444)
Net change in non-cash working capital	19	(22)	(23)	(37)
		2,727	(233)	(279)
Investing activities
Net (expenditures) proceeds on exploration and evaluation assets	19	(1,190)	144	(309)
Net expenditures on property, plant and equipment	19	(10,208)	(7,211)	(5,795)
Current income tax on disposition of properties		–	(58)	–
Investment in other long-term assets		(113)	–	2
Net change in non-cash working capital	19	334	119	175
		(11,177)	(7,006)	(5,927)
Increase (decrease) in cash and cash equivalents		9	(21)	3
Cash and cash equivalents – beginning of year		16	37	34
Cash and cash equivalents – end of year		$25	$16	$37
Interest paid		$521	$460	$464
Income taxes paid		$792	$357	$639

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

The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855-2 Street S.W., Calgary, Alberta, Canada.

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

The consolidated financial statements include the accounts of the Company and all of its subsidiary companies and wholly owned partnerships. Subsidiaries are all entities over which the Company has control. Subsidiaries are consolidated from the date on which the Company obtains control. They are deconsolidated from the date that control ceases.

Certain of the Company’s activities are conducted through joint arrangements in which two or more parties have joint control. Where the Company has a direct ownership interest in jointly controlled assets and obligations for the liabilities (a “joint operation”), the assets, liabilities, revenue and expenses related to the joint operation are included in the consolidated financial statements in proportion to the Company’s interest. Where the Company has an interest in jointly controlled entities (a “joint venture”), it uses the equity method of accounting. Under the equity method, the Company’s initial and subsequent investments are recognized at cost and subsequently adjusted for the Company’s share of the joint venture’s income or loss, less distributions received.

Joint ventures accounted for using the equity method of accounting are tested for impairment whenever objective evidence indicates that the carrying amount of the investment may not be recoverable. Indications of impairment include a history of losses, significant capital expenditure overruns, liquidity concerns, financial restructuring of the investee or significant adverse changes in the technological, economic or legal environment. The amount of the impairment is measured as the difference between the carrying amount of the investment and the higher of its fair value less costs of disposal and its value in use. Impairment losses are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

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

(D) INVENTORY

Inventory is primarily comprised of product inventory and materials and supplies. Product inventory is comprised of crude oil held for sale, including pipeline linefill and crude oil stored in floating production, storage and offloading vessels. Inventories are carried at the lower of cost and net realizable value. Cost consists of purchase costs, direct production costs, directly attributable overhead and depletion, depreciation and amortization and is determined on a first-in, first-out basis. Net realizable value for product inventory is determined by reference to forward prices, and for materials and supplies is based on current market prices as at the date of the consolidated balance sheets.

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

Exploration and Production

The cost of an asset comprises its acquisition costs, construction and development costs, costs directly attributable to bringing the asset into operation, the estimate of any asset retirement costs, and applicable borrowing costs. Property acquisition costs are comprised of the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

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

Oil Sands Mining and Upgrading

Capitalized costs for the Oil Sands Mining and Upgrading segment are reported separately from the Company’s North America Exploration and Production segment. Capitalized costs include acquisition costs, construction and development costs, costs directly attributable to bringing the asset into operation, the estimate of any asset retirement costs, and applicable borrowing costs.

Mine-related costs are depleted using the unit-of-production method based on Horizon proved reserves. Costs of the upgrader and related infrastructure located on the Horizon site are depreciated on the unit-of-production method based on productive capacity of the upgrader and related infrastructure. Other equipment is depreciated on a straight-line basis over its estimated useful life ranging from 2 to 15 years.

Midstream and Head Office

The Company capitalizes all costs that expand the capacity or extend the useful life of the midstream and head office assets. Midstream assets are depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 30 years. Head office assets are depreciated on a declining balance basis.

Useful lives

The depletion rates and expected useful lives of property, plant and equipment are reviewed on an annual basis, with changes in depletion rates and useful lives accounted for prospectively.

Derecognition

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is recognized in net earnings within depletion, depreciation and amortization.

Major maintenance expenditures

Inspection costs associated with major maintenance turnarounds are capitalized and depreciated over the period to the next major maintenance turnaround. All other maintenance costs are expensed as incurred.

Impairment

The Company assesses property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Indications of impairment include the existence of low benchmark commodity prices for an extended period of time, significant downward revisions of estimated reserves volumes, significant increases in estimated future development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks. If an indication of impairment exists, the Company performs an impairment test related to the assets. Individual assets are grouped for impairment assessment purposes into CGUs, which are the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. A CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount.

In subsequent periods, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is re-estimated and the net carrying amount of the asset is increased to its revised recoverable amount. The revised recoverable amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment loss been recognized for the asset in prior periods. A reversal of impairment is recognized in net earnings. After a reversal, the depletion charge is adjusted in future periods to allocate the asset’s revised carrying amount over its remaining useful life.

(G) BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed in a business combination are recognized at their fair value at the date of the acquisition. Any excess of the consideration paid over the fair value of the net assets acquired is recognized as an asset. Any excess of the fair value of the net assets acquired over the consideration paid is recognized in net earnings.

(H) OVERBURDEN REMOVAL COSTS

Overburden removal costs incurred during the initial development of a mine at Horizon are capitalized to property, plant and equipment. Overburden removal costs incurred during the production of a mine are included in the cost of inventory, unless the overburden removal activity has resulted in a probable inflow of future economic benefits to the Company, in which case the costs are capitalized to property, plant and equipment. Capitalized overburden removal costs are depleted over the life of the mining reserves that directly benefit from the overburden removal activity.

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

Transactions and balances

Foreign currency transactions are translated into the functional currency of the Company and its subsidiaries and partnerships using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in net earnings.

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

(N) PRODUCTION SHARING CONTRACTS

Production generated from Côte d’Ivoire and Gabon in Offshore Africa is shared under the terms of various Production Sharing Contracts (“PSCs”). Product sales are divided into cost recovery oil and profit oil. Cost recovery oil allows the Company to recover its capital and production costs and the costs carried by the Company on behalf of the respective Government State Oil Companies (the “Governments”). Profit oil is allocated to the joint venture partners in accordance with their respective equity interests, after a portion has been allocated to the Governments. The Governments’ share of profit oil attributable to the Company’s equity interest is allocated to royalty expense and current income tax expense in accordance with the terms of the respective PSCs.

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

(Q) FINANCIAL INSTRUMENTS

The Company classifies its financial instruments into one of the following categories: financial assets at amortized cost; financial liabilities at amortized cost; and fair value through profit or loss. All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument.

Fair value through profit or loss financial instruments are subsequently measured at fair value with changes in fair value recognized in net earnings. All other categories of financial instruments are measured at amortized cost using the effective interest method.

Cash, cash equivalents, accounts receivable and certain other long-term assets are classified as financial assets at amortized cost since it is the Company’s intention to hold these assets to maturity and the related cash flows are mainly payments of principal and interest. Accounts payable, accrued liabilities, certain other long-term liabilities, and long-term debt are classified as financial liabilities at amortized cost. Risk management assets and liabilities are classified as fair value through profit or loss.

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

Impairment losses on financial assets carried at amortized cost are calculated as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

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

Realized gains or losses on the termination of financial instruments that have been designated as cash flow hedges are deferred under accumulated other comprehensive income and amortized into net earnings in the period in which the underlying hedged items are recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any unrealized derivative gain or loss is recognized in net earnings. Realized gains or losses on the termination of financial instruments that have not been designated as hedges are recognized in net earnings.

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

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2014, the Company adopted the version of IFRS 9 “Financial Instruments” issued in November 2013. IFRS 9 replaced the sections of IAS 39 “Financial Instruments: Recognition and Measurement” that relate to the classification and measurement of financial instruments and hedge accounting.

IFRS 9 replaced the multiple classification and measurement models for financial assets with a new model that has only two measurement categories: amortized cost and fair value through profit or loss. This determination is made at initial recognition. For financial liabilities, the new standard retained most of the IAS 39 requirements. The main change arose in cases where the Company chose to designate a financial liability as fair value through profit or loss. In these situations, the portion of the fair value change related to the Company’s own credit risk is recognized in other comprehensive income rather than net earnings.  As a result of adopting IFRS 9, all of the Company’s financial assets as at December 31, 2013 were reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There were no changes to the classifications of the Company’s financial liabilities. In addition, there were no changes in the carrying values of the Company’s financial instruments as a result of the adoption of IFRS 9. The classification and measurement guidance was adopted retrospectively in accordance with the transition provisions of IFRS 9.

The Company also adopted the new hedge accounting guidance in IFRS 9. The new hedge accounting guidance replaced strict quantitative tests of effectiveness with less restrictive assessments of how well the hedging instrument accomplishes the Company’s risk management objectives for financial and non-financial risk exposures. IFRS 9 also allows the Company to hedge risk components of non-financial items which meet certain measurability or identifiable characteristics.

Upon adoption of IFRS 9, all of the Company’s existing hedging relationships that qualified for hedge accounting under IAS 39 were reassessed with respect to the new hedge accounting requirements in IFRS 9. The hedging relationships were continued under IFRS 9. The hedge accounting requirements in IFRS 9 were applied prospectively in accordance with the transition provisions of IFRS 9.

After adoption of IFRS 9, the Company’s accounting policies are substantially the same as at December 31, 2013, except for the change in financial asset categories as discussed above.

Effective January 1, 2014, the Company adopted an amendment to IAS 32 “Financial instruments: Presentation” relating to offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. The amendment did not have a significant impact on the Company’s consolidated financial statements.

3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” to provide guidance on the recognition of revenue and cash flows arising from an entity’s contracts with customers, and related disclosures. The new standard replaces several existing standards related to recognition of revenue and states that revenue should be recognized as performance obligations related to the goods or services delivered are settled. IFRS 15 also provides revenue accounting guidance for contract modifications and multiple-element contracts and prescribes additional disclosure requirements. The new standard is required to be adopted retrospectively effective January 1, 2017, with earlier adoption permitted. The Company is currently assessing the impact of IFRS 15 on its consolidated financial statements.

In May 2014, the IASB issued an amendment to IFRS 11 “Joint Arrangements” to clarify the accounting treatment when an entity acquires interests in joint ventures and joint operations. The amendment requires these acquisitions to be accounted for as business combinations. This amendment is effective January 1, 2016 and is to be applied prospectively. Adoption of this amended standard is not expected to result in a significant impact to the Company’s consolidated financial statements.

In July 2014, the IASB issued amendments to IFRS 9 to include accounting guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective January 1, 2018. The Company is currently assessing the impact of this amendment on its consolidated financial statements.

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

(B) Asset Retirement Obligations

The Company provides for asset retirement obligations on its property, plant and equipment based on current legislation and operating practices. Estimated future costs include assumptions of dates of future abandonment and technological advances and estimates of future inflation rates and discount rates. Actual costs may vary from the estimated provision due to changes in environmental legislation, the impact of inflation, changes in technology, changes in operating practices, and changes in the date of abandonment due to changes in reserve life. These differences may have a material impact on the estimated provision.

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

(E) Purchase Price Allocations

Purchase prices related to business combinations are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires the Company to make estimates, assumptions and judgements regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities, including the fair value of crude oil and natural gas properties together with deferred income tax effects. As a result, the purchase price allocation impacts the Company’s reported assets and liabilities and future net earnings due to the impact on future depletion, depreciation, and amortization expense and impairment tests.

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

(H) Impairment of Assets

The recoverable amount of a CGU or an individual asset has been determined as the higher of the CGU’s or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and assumptions and are subject to change as new information becomes available including information on future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and operating costs, discount rates currently ranging from 10% to 12%, and income taxes. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGUs.

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

5. INVENTORY

	2014	2013
Product inventory	$332	$342
Materials and supplies	333	290
	$665	$632

As a result of a decline in crude oil prices, the Company recorded a write-down of its product inventory of $70 million from cost to net realizable value as at December 31, 2014 (2013 - $nil).

6. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2012	$2,564	$–	$47	$–	$2,611
Additions	90	–	29	–	119
Transfers to property, plant and equipment	(84)	–	–	–	(84)
Disposals	–	–	(39)	–	(39)
Foreign exchange adjustments	–	–	2	–	2
At December 31, 2013	2,570	–	39	–	2,609
Additions	1,103	–	87	–	1,190
Transfers to property, plant and equipment	(247)	–	–	–	(247)
Foreign exchange adjustments	–	–	5	–	5
At December 31, 2014	$3,426	$–	$131	$–	$3,557

During 2014, the Company acquired exploration and evaluation assets in connection with the acquisition of certain crude oil and natural gas properties (refer to note 7).

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

7. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2012	$50,324	$4,574	$3,045	$16,963	$312	$270	$75,488
Additions	3,630	299	97	2,772	196	38	7,032
Transfers from E&E assets	84	–	–	–	–	–	84
Disposals/derecognitions	(228)	–	–	(369)	–	–	(597)
Foreign exchange adjustments and other	–	327	214	–	–	–	541
At December 31, 2013	53,810	5,200	3,356	19,366	508	308	82,548
Additions	6,858	486	193	2,728	62	45	10,372
Transfers from E&E assets	247	–	–	–	–	–	247
Disposals/derecognitions	(309)	–	–	(146)	–	(1)	(456)
Foreign exchange adjustments and other	–	496	309	–	–	–	805
At December 31, 2014	$60,606	$6,182	$3,858	$21,948	$570	$352	$93,516
Accumulated depletion and depreciation
At December 31, 2012	$24,991	$2,709	$2,273	$1,202	$103	$182	$31,460
Expense	3,551	548	134	582	8	21	4,844
Disposals/derecognitions	(228)	–	–	(369)	–	–	(597)
Foreign exchange adjustments and other	1	210	144	(1)	–	–	354
At December 31, 2013	28,315	3,467	2,551	1,414	111	203	36,061
Expense	3,880	265	105	596	9	25	4,880
Disposals/derecognitions	(309)	–	–	(146)	–	(1)	(456)
Foreign exchange adjustments and other	–	317	234	–	–	–	551
At December 31, 2014	$31,886	$4,049	$2,890	$1,864	$120	$227	$41,036
Net book value - at December 31, 2014	$28,720	$2,133	$968	$20,084	$450	$125	$52,480
- at December 31, 2013	$25,495	$1,733	$805	$17,952	$397	$105	$46,487

Project costs not subject to depletion and depreciation	2014	2013
Horizon	$5,492	$4,051
Kirby Thermal Oil Sands – North	$681	$322
Kirby Thermal Oil Sands – South	$–	$1,345

On April 1, 2014, the Company completed the acquisition of certain Canadian crude oil and natural gas properties in the North American Exploration and Production segment, including exploration and evaluation assets of $823 million, for cash consideration of $3,110 million, subject to final closing adjustments. The transaction was accounted for using the acquisition method of accounting. In connection with this acquisition, the Company assumed associated asset retirement obligations of $242 million and other long-term liabilities of $49 million. No debt obligations were assumed and no net deferred income tax liabilities were recognized. The above amounts are estimates and may be subject to change based on the receipt of new information.

During 2014, the Company acquired a number of additional producing crude oil and natural gas properties in the North American Exploration and Production segment for net cash consideration of $643 million (2013 – $252 million; 2012 – $144 million). These transactions were accounted for using the acquisition method of accounting. In connection with these acquisitions, the Company acquired net working capital of $28 million, assumed associated asset retirement obligations of $162 million (2013 – $131 million; 2012 – $12 million) and recognized net deferred income tax assets of $91 million (2013 – $75 million; 2012 – $nil) related to temporary differences in the carrying amount of certain of the acquired properties and their tax bases. No debt obligations were assumed. The Company recognized after-tax gains of $137 million (2013 – $65 million; 2012 – $nil) on these acquisitions.  The above amounts are estimates and may be subject to change based on the receipt of new information.

The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. During 2014, pre-tax interest of $204 million (2013 – $175 million; 2012 – $98 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.9% (2013 – 4.4%; 2012 – 4.8%).

8. OTHER LONG-TERM ASSETS

	2014	2013
Investment in North West Redwater Partnership	$298	$306
North West Redwater Partnership subordinated debt(1)	120	–
Risk Management (note 17)	599	–
Other	167	136
	1,184	442
Less: current portion	510	–
	$674	$442
(1)	Includes accrued interest.

Other long-term assets include an investment in the 50% owned Redwater Partnership. Based on Redwater Partnership’s voting and decision-making structure and legal form, the investment is accounted for using the equity method. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.

During 2014, Redwater Partnership, the Company and APMC amended certain terms of the processing agreements. In conjunction with these amendments, in order to provide financing for Project completion based on the current revised Project cost estimate of approximately $8,500 million, the Company, along with APMC, each committed to provide additional funding up to $350 million by January 2016 in the form of subordinated debt bearing interest at prime plus 6%.  During 2014, the Company and APMC each provided $113 million of subordinated debt.  Subsequent to December 31, 2014, the Company and APMC each provided an additional $112 million of subordinated debt. Should final Project costs exceed the revised cost estimate, the Company and APMC have agreed, subject to the Company being able to meet certain funding conditions, to fund any shortfall in available third party commercial lending required to attain Project completion.

During 2014, Redwater Partnership executed a $3,500 million syndicated credit facility with a group of financial institutions maturing June 2018 and repaid and cancelled its $1,200 million credit facility previously in place. As at December 31, 2014, Redwater Partnership had borrowings of $913 million under the syndicated credit facility.

In addition, during 2014, Redwater Partnership issued $500 million of 3.20% series A senior secured bonds due July 2024 and $500 million of 4.05% series B senior secured bonds due July 2044. Subsequent to December 31, 2014, Redwater Partnership issued $500 million of 2.10% series C senior secured bonds due February 2022 and $500 million of 3.70% series D senior secured bonds due February 2043.

Under its processing agreement, beginning on the earlier of the commercial operations date of the refinery and June 1, 2018, the Company is unconditionally obligated to pay its 25% pro rata share of the debt portion of the monthly cost of service toll, including interest, fees and principal repayments, of the syndicated credit facility and bonds, over the tolling period of 30 years.

Redwater Partnership has entered into various agreements related to the engineering, procurement and construction of the Project. These contracts can be cancelled by Redwater Partnership upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

The assets, liabilities, partners’ equity and equity loss related to Redwater Partnership and the Company’s 50% interest at December 31, 2014 were comprised as follows:

	Redwater Partnership 100% interest	Company 50% interest
Current assets	$132	$66
Non-current assets	$3,062	$1,531
Current liabilities	$454	$227
Non-current liabilities	$2,144	$1,072
Partners’ equity	$596	$298
Equity loss	$16	$8

9. LONG-TERM DEBT

	2014	2013
Canadian dollar denominated debt, unsecured
Bank credit facilities	$2,404	$1,246
Medium-term notes
4.95% debentures due June 1, 2015	400	400
3.05% debentures due June 19, 2019	500	500
2.60% debentures due December 3, 2019	500	–
2.89% debentures due August 14, 2020	500	500
3.55% debentures due June 3, 2024	500	–
	4,804	2,646
US dollar denominated debt, unsecured
Commercial paper (US$500 million)	580	532
US dollar debt securities
1.45% due November 14, 2014 (2014 – US$nil; 2013 – US$500 million)	–	532
4.90% due December 1, 2014 (2014 – US$nil; 2013 – US$350 million)	–	372
Three-month LIBOR plus 0.375% due March 30, 2016 (2014 – US$500 million, 2013 – US$nil)	580	–
6.00% due August 15, 2016 (US$250 million)	290	266
5.70% due May 15, 2017 (US$1,100 million)	1,276	1,169
1.75% due January 15, 2018 (2014 – US$600 million; 2013 – US$nil)	696	–
5.90% due February 1, 2018 (US$400 million)	464	426
3.45% due November 15, 2021 (US$500 million)	580	532
3.80% due April 15, 2024 (US$500 million, 2013 – US$nil)	580	–
3.90% due February 1, 2025 (2014 – US$600 million; 2013 – US$nil)	696	–
7.20% due January 15, 2032 (US$400 million)	464	426
6.45% due June 30, 2033 (US$350 million)	406	372
5.85% due February 1, 2035 (US$350 million)	406	372
6.50% due February 15, 2037 (US$450 million)	523	479
6.25% due March 15, 2038 (US$1,100 million)	1,276	1,169
6.75% due February 1, 2039 (US$400 million)	464	426
Less: original issue discount on US dollar debt securities (1)	(21)	(18)
	9,260	7,055
Fair value impact of interest rate swaps on US dollar debt securities (2)	–	9
	9,260	7,064
Long-term debt before transaction costs	14,064	9,710
Less: transaction costs (1) (3)	(62)	(49)
	14,002	9,661
Less: current portion of commercial paper	580	532
current portion of long-term debt (1) (2) (3)	400	912
	$13,022	$8,217
(1)	The Company has included unamortized original issue discounts and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)	The carrying amount of US$350 million of 4.90% notes repaid December 2014 was adjusted by $9 million at December 31, 2013 to reflect the fair value impact of hedge accounting.
(3)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Bank Credit Facilities and Commercial Paper

As at December 31, 2014, the Company had in place bank credit facilities of $5,627 million available for general corporate purposes, comprised of:

•	a $100 million demand credit facility;

•	a $1,000 million non-revolving term credit facility maturing March 2016, subsequently extended to January 2017;

•	a $1,500 million revolving syndicated credit facility maturing June 2016;

•	a $3,000 million revolving syndicated credit facility maturing June 2017; and,

•	a £15 million demand credit facility related to the Company’s North Sea operations.

Each of the $1,500 million and $3,000 million facilities is extendible annually for one-year periods at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans.

In connection with the agreement to acquire certain producing Canadian crude oil and natural gas properties (refer to note 7), the Company arranged a $1,000 million unsecured non-revolving bank credit facility. Borrowings under this facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances or Canadian prime loans. As at December 31, 2014, the Company had $1,000 million outstanding under this facility.

Subsequent to December 31, 2014 the existing $1,000 million non-revolving term credit facility was extended and now matures January 2017. In addition the Company entered into a new $1,500 million non-revolving three-year term credit facility maturing April 2018. Borrowings under this facility may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans.

The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$1,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.

The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2014, was 2.2% (December 31, 2013 – 1.9%), and on long-term debt outstanding for the year ended December 31, 2014 was 3.9% (December 31, 2013 – 4.4%).

At December 31, 2014 letters of credit and guarantees aggregating $359 million, including a $39 million financial guarantee related to Horizon and $214 million of letters of credit related to North Sea operations, were outstanding. The letters of credit are supported by dedicated credit facilities.

Medium-Term Notes

During 2014, the Company issued $500 million of 2.60% medium-term notes due December 2019 and $500 million of 3.55% medium-term notes due June 2024. After issuing these securities, the Company has $2,000 million remaining on its outstanding $3,000 million base shelf prospectus that allows for the issue of medium-term notes in Canada, which expires in December 2015. If issued, these securities will bear interest as determined at the date of issuance.

During 2013, the Company repaid $400 million of 4.50% medium-term notes and issued $500 million of 2.89% medium-term notes due August 2020 under a previous base shelf prospectus.

US Dollar Debt Securities

During 2014, the Company issued US$500 million of three-month LIBOR plus 0.375% notes due March 2016, and concurrently entered into cross currency swaps to fix the foreign currency exchange rate risk at three-month CDOR plus 0.309% and $555 million (note 17). In addition, the Company issued US$500 million of 3.80% notes due April 2024, US$600 million of 1.75% notes due January 2018, and US$600 million of 3.90% notes due February 2025.

After issuing these securities, the Company has US$800 million remaining on its outstanding US$3,000 million base shelf prospectus that allows for the issue of US dollar debt securities in the United States, which expires in December 2015. If issued, these securities will bear interest as determined at the date of issuance.

During 2014, the Company repaid US$500 million of 1.45% notes and US$350 million of 4.90% notes. (2013 – US$400 million of 5.15% notes).

Scheduled Debt Repayments
Scheduled debt repayments are as follows:

Year	Repayment
2015	$980
2016	$2,397
2017	$2,153
2018	$1,160
2019	$1,000
Thereafter	$6,395

10. OTHER LONG-TERM LIABILITIES

	2014	2013
Asset retirement obligations	$4,221	$4,162
Share-based compensation	203	260
Risk management (note 17)	–	136
Other	70	65
	4,494	4,623
Less: current portion	319	275
	$4,175	$4,348

Asset Retirement Obligations

The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 4.6% (2013 – 5.0%; 2012 – 4.3%). Reconciliations of the discounted asset retirement obligations were as follows:

	2014	2013	2012
Balance – beginning of year	$4,162	$4,266	$3,577
Liabilities incurred	41	62	51
Liabilities acquired	404	131	12
Liabilities settled	(346)	(207)	(204)
Asset retirement obligation accretion	193	171	151
Revision of cost, inflation rates and timing estimates	(907)	375	384
Change in discount rate	558	(723)	315
Foreign exchange adjustments	116	87	(20)
Balance – end of year	4,221	4,162	4,266
Less: current portion	121	–	–
	$4,100	$4,162	$4,266

Segmented Asset Retirement Obligations

	2014	2013
Exploration and Production
North America	$2,012	$1,707
North Sea	1,169	1,090
Offshore Africa	255	225
Oil Sands Mining and Upgrading	783	1,138
Midstream	2	2
	$4,221	$4,162

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

	2014	2013	2012
Balance – beginning of year	$260	$154	$432
Share-based compensation expense (recovery)	66	135	(214)
Cash payment for stock options surrendered	(8)	(4)	(7)
Transferred to common shares	(129)	(50)	(45)
Capitalized to (recovered from) Oil Sands Mining and Upgrading	14	25	(12)
Balance – end of year	203	260	154
Less: current portion	158	216	129
	$45	$44	$25

The share-based compensation liability of $203 million at December 31, 2014 (2013 – $260 million; 2012 – $154 million) was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2014	2013	2012
Fair value	$5.51	$7.08	$4.60
Share price	$35.92	$35.94	$28.64
Expected volatility	25.1%	27.2%	32.6%
Expected dividend yield	2.5%	2.2%	1.5%
Risk free interest rate	1.2%	1.5%	1.3%
Expected forfeiture rate	4.7%	4.6%	4.2%
Expected stock option life (1)	4.5 years	4.5 years	4.5 years
(1)	At original time of grant.

The intrinsic value of vested stock options at December 31, 2014 was $40 million (2013 – $72 million; 2012 – $36 million).

11. INCOME TAXES

The provision for income tax was as follows:

	2014	2013	2012
Current corporate income tax – North America	$702	$544	$366
Current corporate income tax – North Sea	(68)	23	115
Current corporate income tax – Offshore Africa(1)	43	202	206
Current PRT(2) (recovery) expense – North Sea	(273)	(56)	44
Other taxes	23	22	16
Current income tax expense	427	735	747
Deferred corporate income tax expense	681	163	–
Deferred PRT(2) expense (recovery) – North Sea	126	(132)	(30)
Deferred income tax expense (recovery)	807	31	(30)
Income tax expense	$1,234	$766	$717
(1)	Includes current income taxes relating to disposition of properties in 2013.
(2)	Petroleum Revenue Tax.

The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the difference are as follows:

	2014	2013	2012
Canadian statutory income tax rate	25.1%	25.1%	25.1%
Income tax provision at statutory rate	$1,296	$762	$655
Effect on income taxes of:
UK PRT and other taxes	(124)	(166)	30
Impact of deductible UK PRT and other taxes on corporate income tax	85	111	(13)
Foreign and domestic tax rate differentials	(61)	(66)	63
Non-taxable portion of foreign exchange loss (gain)	36	14	(2)
Stock options exercised for common shares	14	33	(56)
Income tax rate and other legislative changes	–	15	58
Non-taxable gain on corporate acquisitions	(34)	(16)	–
Revisions arising from prior year tax filings	5	57	(10)
Other	17	22	(8)
Income tax expense	$1,234	$766	$717

The following table summarizes the temporary differences that give rise to the net deferred income tax liability:

	2014	2013
Deferred income tax liabilities
Property, plant and equipment and exploration and evaluation assets	$9,985	$9,180
Timing of partnership items	437	632
Unrealized risk management activities	120	–
Unrealized foreign exchange gain on long-term debt	10	87
Deferred PRT	37	–
PRT deduction for corporate income tax	–	56
	10,589	9,955
Deferred income tax assets
Asset retirement obligations	(1,362)	(1,326)
Loss carryforwards	(117)	(199)
Unrealized risk management activities	–	(23)
Deferred PRT	–	(90)
PRT deduction for corporate income tax	(23)	–
Other	(117)	(134)
	(1,619)	(1,772)
Net deferred income tax liability	$8,970	$8,183

Movements in deferred tax assets and liabilities recognized in net earnings during the year were as follows:

	2014	2013	2012
Property, plant and equipment and exploration and evaluation assets	$647	$250	$465
Timing of partnership items	(195)	(199)	(234)
Unrealized foreign exchange gain on long-term debt	(77)	(55)	(7)
Unrealized risk management activities	142	13	–
Asset retirement obligations	119	76	(238)
Loss carryforwards	109	25	–
Deferred PRT	126	(132)	(30)
PRT deduction for corporate income tax	(77)	78	19
Other	13	(25)	(5)
	$807	$31	$(30)

The following table summarizes the movements of the net deferred income tax liability during the year:

	2014	2013	2012
Balance – beginning of year	$8,183	$8,174	$8,221
Deferred income tax expense (recovery)	807	31	(30)
Deferred income tax expense included in other comprehensive income	1	–	4
Foreign exchange adjustments	70	53	(21)
Business combinations	(91)	(75)	–
Balance – end of year	$8,970	$8,183	$8,174

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

Deferred income tax assets are recognized for temporary differences to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company has not recognized deferred income tax assets with respect to taxable capital loss carryforwards in excess of $1,000 million in North America, which can be carried forward indefinitely and only applied against future taxable capital gains. In addition, the Company has not recognized deferred income tax assets related to North American tax pools of approximately $700 million, which can only be claimed against income from certain oil and gas properties.

Deferred income tax liabilities have not been recognized on the unremitted net earnings of wholly controlled subsidiaries. The Company is able to control the timing and amount of distributions and no taxes are payable on distributions from these subsidiaries provided that the distributions remain within certain limits.

12. SHARE CAPITAL

Authorized

Preferred shares issuable in a series.

Unlimited number of common shares without par value.

Issued
	2014		2013
Common shares	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Balance – beginning of year	1,087,322	$3,854	1,092,072	$3,709
Issued upon exercise of stock options	14,610	488	5,415	130
Previously recognized liability on stock options exercised for common shares	–	129	–	50
Purchase of common shares under Normal Course Issuer Bid	(10,095)	(39)	(10,165)	(35)
Balance – end of year	1,091,837	$4,432	1,087,322	$3,854
Preferred Shares

Preferred shares are issuable in a series. If issued, the number of shares in each series, and the designation, rights, privileges, restrictions and conditions attached to the shares will be determined by the Board of Directors of the Company.

Dividend Policy

The Company has paid regular quarterly dividends in January, April, July and October of each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.

On March 4 2015, the Board of Directors approved a quarterly dividend of $0.23 per common share, beginning with the dividend payable on April 1, 2015 ($0.225 per common share, approved on March 5, 2014 beginning with the dividend payable on April 1, 2014). In 2013, the Board of Directors approved a dividend of $0.20 per common share on November 5, 2013, beginning with the dividend payable on January 1, 2014 ($0.125 per common share, approved on March 6, 2013, beginning with the dividend payable on April 1, 2013). In 2012, the Board of Directors approved a quarterly dividend of $0.105 per common share, beginning with the dividend payable on April 1, 2012.

Normal Course Issuer Bid

In 2014, the Company announced a Normal Course Issuer Bid to purchase, through the facilities of the Toronto Stock Exchange and the New York Stock Exchange, during the twelve month period commencing April 2014 and ending April 2015, up to 54,596,899 common shares. The Company’s Normal Course Issuer Bid announced in 2013 expired April 2014.

During 2014, the Company purchased for cancellation 10,095,000 common shares (2013 – 10,164,800 common shares; 2012 – 11,012,700 common shares) at a weighted average price of $44.85 per common share (2013 – $31.46 per common share; 2012 – $28.91 per common share), for a total cost of $453 million (2013 – $320 million; 2012 – $318 million). Retained earnings were reduced by $414 million (2013 – $285 million; 2012 – $281 million), representing the excess of the purchase price of common shares over their average carrying value.

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

The following table summarizes information relating to stock options outstanding at December 31, 2014 and 2013:

	2014		2013
	Stock options (thousands)	Weighted average exercise price	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	72,741	$34.36	73,747	$34.13
Granted	18,517	$38.70	17,823	$32.51
Surrendered for cash settlement	(1,047)	$33.74	(401)	$23.83
Exercised for common shares	(14,610)	$33.40	(5,415)	$24.03
Forfeited	(3,893)	$36.00	(13,013)	$34.93
Outstanding – end of year	71,708	$35.60	72,741	$34.36
Exercisable – end of year	23,717	$36.27	26,632	$35.27

The range of exercise prices of stock options outstanding and exercisable at December 31, 2014 was as follows:

	Stock options outstanding			Stock options exercisable
Range of exercise prices	Stock options outstanding (thousands)	Weighted average remaining term (years)	Weighted average exercise price	Stock options exercisable (thousands)	Weighted average exercise price
$23.87-$24.99	50	0.21	$23.87	50	$23.87
$25.00-$29.99	11,493	3.22	$28.26	3,584	$28.24
$30.00-$34.99	21,378	3.20	$33.50	6,685	$34.20
$35.00-$39.99	24,136	3.43	$36.48	7,166	$36.97
$40.00-$44.99	12,939	2.80	$42.75	5,864	$42.24
$45.00-$45.09	1,712	4.08	$45.07	368	$45.05
	71,708	3.23	$35.60	23,717	$36.27

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, net of taxes, were as follows:

	2014	2013
Derivative financial instruments designated as cash flow hedges	$94	$81
Foreign currency translation adjustment	(43)	(39)
	$51	$42

14. CAPITAL DISCLOSURES

The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.

The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2014, the ratio was within the target range at 33%.

Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	2014	2013
Long-term debt (1)	$14,002	$9,661
Total shareholders’ equity	$28,891	$25,772
Debt to book capitalization	33%	27%
(1)	Includes the current portion of long-term debt.

15. NET EARNINGS PER COMMON SHARE

		2014	2013	2012
Weighted average common shares outstanding – basic (thousands of shares)		1,091,754	1,088,682	1,097,084
Effect of dilutive stock options (thousands of shares)		5,068	1,859	2,435
Weighted average common shares outstanding – diluted (thousands of shares)		1,096,822	1,090,541	1,099,519
Net earnings		$3,929	$2,270	$1,892
Net earnings per common share	– basic	$3.60	$2.08	$1.72
	– diluted	$3.58	$2.08	$1.72
In 2014, the Company excluded 30,678,000 potentially anti-dilutive stock options from the calculation of diluted earnings per common share.

16. INTEREST AND OTHER FINANCING EXPENSE

	2014	2013	2012
Interest and other financing expense:
Long-term debt	$542	$457	$464
Other (1)	(7)	(2)	(1)
	535	455	463
Less: amounts capitalized on qualifying assets	204	175	98
Total interest and other financing expense	331	280	365
Total interest income	(8)	(1)	(1)
Net interest and other financing expense	$323	$279	$364
(1)	Includes the fair value impact of interest rate swaps on US dollar debt securities.

17. FINANCIAL INSTRUMENTS

The carrying amounts of the Company’s financial instruments by category were as follows:
	2014
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,889	$–	$–	$–	$1,889
Other long-term assets	120	415	184	–	719
Accounts payable	–	–	–	(564)	(564)
Accrued liabilities	–	–	–	(3,279)	(3,279)
Other long-term liabilities	–	–	–	(40)	(40)
Long-term debt (1)	–	–	–	(14,002)	(14,002)
	$2,009	$415	$184	$(17,885)	$(15,277)

	2013
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,427	$–	$–	$–	$1,427
Accounts payable	–	–	–	(637)	(637)
Accrued liabilities	–	–	–	(2,519)	(2,519)
Other long-term liabilities	–	(39)	(97)	(56)	(192)
Long-term debt (1)	–	–	–	(9,661)	(9,661)
	$1,427	$(39)	$(97)	$(12,873)	$(11,582)
(1)	Includes the current portion of long-term debt.

The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt as noted below. The fair values of the Company’s recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	2014
	Carrying amount	Fair value
		Level 1	Level 2	Level 3
Asset (liability) (1) (2)
Other long-term assets (3)	$719	$–	$599	$120
Fixed rate long-term debt (4) (5)	(11,018)	(11,855)	–	–
	$(10,299)	$(11,855)	$599	$120

2013
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Other long-term liabilities	$(136)	$–	$(136)	$–
Fixed rate long-term debt (4) (5) (6)	(7,883)	(8,628)	–	–
	$(8,019)	$(8,628)	$(136)	$–
(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.
(3)	The fair value of North West Redwater Partnership subordinated debt is based on the present value of future cash receipts.
(4)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(5)	Includes the current portion of fixed rate long-term debt.
(6)	The carrying amount of US$350 million of 4.90% notes repaid December 2014 was adjusted by $9 million at December 31, 2013 to reflect the fair value impact of hedge accounting.

The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	2014	2013
Derivatives held for trading
Crude oil price collars	$410	$(33)
Crude oil WCS (1) differential swaps	(16)	–
Foreign currency forward contracts	21	(3)
Natural gas AECO basis swaps	–	(1)
Natural gas AECO put options, net of put premium financing obligations	–	(2)
Cash flow hedges
Foreign currency forward contracts	11	(1)
Cross currency swaps	173	(96)
	$599	$(136)

Included within:
Current portion of other long-term assets (liabilities)	$436	$(38)
Other long-term assets (liabilities)	163	(98)
	$599	$(136)
(1)	Western Canadian Select.

During 2014, the Company recognized a loss of $3 million (2013 – gain of $4 million; 2012 – gain of $1 million) related to ineffectiveness arising from cash flow hedges.

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

The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	2014	2013
Balance – beginning of year	$(136)	$(257)
Cost of outstanding put options	–	9
Net change in fair value of outstanding derivative financial instruments:
Risk management activities	451	(39)
Foreign exchange	270	165
Other comprehensive income	14	(5)
	599	(127)
Add: put premium financing obligations (1)	–	(9)
Balance – end of year	599	(136)
Less: current portion	436	(38)
	$163	$(98)
(1)
The Company negotiated payment of put option premiums with various counterparties at the time of actual settlement of the respective options. These obligations are reflected in the 2013 risk management liability.

Net (gains) losses from risk management activities for the years ended December 31 were as follows:
	2014	2013	2012
Net realized risk management (gain) loss	$(349)	$(116)	$162
Net unrealized risk management (gain) loss	(451)	39	(42)
	$(800)	$(77)	$120

Financial Risk Factors

a)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.

Commodity price risk management

The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At December 31, 2014, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

Sales contracts

	Remaining term			Volume	Weighted average price			Index
Crude oil
Price collars	Jan 2015	–	Dec 2015	50,000 bbl/d	US$80.00	–	US$120.52	Brent
WCS differential swaps	Jan 2015	–	Mar 2015	30,000 bbl/d			US$21.49	WCS

The Company’s outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

Interest rate risk management

The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. The interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2014, the Company had no interest rate swap contracts outstanding.

Foreign currency exchange rate risk management

The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. At December 31, 2014, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jan 2015	–	Mar 2016	US$500	1.109	Three-month LIBOR plus 0.375%	Three-month CDOR (1) plus 0.309%
	Jan 2015	–	Aug 2016	US$250	1.116	6.00%	5.40%
	Jan 2015	–	May 2017	US$1,100	1.170	5.70%	5.10%
	Jan 2015	–	Nov 2021	US$500	1.022	3.45%	3.96%
	Jan 2015	–	Mar 2038	US$550	1.170	6.25%	5.76%
(1)	Canadian Dealer Offered Rate (“CDOR”).

All cross currency swap derivative financial instruments were designated as hedges at December 31, 2014 and were classified as cash flow hedges.

In addition to the cross currency swap contracts noted above, at December 31, 2014, the Company had US$1,766 million of foreign currency forward contracts outstanding, with terms of approximately 30 days or less, including US$500 million designated as cash flow hedges.

Financial instrument sensitivities

The following table summarizes the annualized sensitivities of the Company’s 2014 net earnings and other comprehensive income to changes in the fair value of financial instruments outstanding as at December 31, 2014, resulting from changes in the specified variable, with all other variables held constant. These sensitivities are prepared on a different basis than those sensitivities disclosed in the Company’s other continuous disclosure documents, are limited to the impact of changes in a specified variable applied to financial instruments only and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally cannot be extrapolated because the relationship of a change in an assumption to the change in fair value may not be linear.

Increase (decrease)	Impact on net earnings	Impact on other comprehensive income
Commodity price risk
Increase Brent US$1.00/bbl	$(13)	$–
Decrease Brent US$1.00/bbl	$13	$–
Increase WCS US$1.00/bbl	$2	$–
Decrease WCS US$1.00/bbl	$(2)	$–
Interest rate risk
Increase interest rate 1%	$(14)	$(2)
Decrease interest rate 1%	$14	$(1)
Foreign currency exchange rate risk
Increase exchange rate by US$0.01	$(48)	$–
Decrease exchange rate by US$0.01	$47	$–

b)	Credit risk

Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.

Counterparty credit risk management

The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2014, substantially all of the Company’s accounts receivable were due within normal trade terms.

The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions and other entities. At December 31, 2014, the Company had net risk management assets of $622 million with specific counterparties related to derivative financial instruments (December 31, 2013 – $nil).

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

The maturity dates for financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$564	$–	$–	$–
Accrued liabilities	$3,279	$–	$–	$–
Other long-term liabilities	$40	$–	$–	$–
Long-term debt (1)	$980	$2,397	$4,313	$6,395
(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts or transaction costs.

18. COMMITMENTS AND CONTINGENCIES

The Company has committed to certain payments as follows:

	2015	2016	2017	2018	2019	Thereafter
Product transportation and pipeline	$442	$334	$301	$268	$237	$1,512
Offshore equipment operating leases and offshore drilling	$341	$92	$66	$59	$19	$–
Office leases	$42	$42	$44	$46	$47	$284
Other	$204	$125	$40	$1	$–	$–

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

19. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2014	2013	2012
Changes in non-cash working capital
Accounts receivable	$(456)	$(243)	$869
Inventory	(31)	(76)	(9)
Prepaids and other	(30)	(14)	(8)
Accounts payable	(70)	175	(64)
Accrued liabilities	741	127	(138)
Current income tax assets (liabilities)	(586)	94	(65)
Net changes in non-cash working capital	$(432)	$63	$585
Relating to:
Operating activities	$(744)	$(33)	$447
Financing activities	(22)	(23)	(37)
Investing activities	334	119	175
	$(432)	$63	$585

	2014	2013	2012
Expenditures on exploration and evaluation assets	$1,190	$119	$309
Net proceeds on sale of exploration and evaluation assets	–	(263)	–
Expenditures on property, plant and equipment	10,252	7,249	5,804
Net proceeds on sale of property, plant and equipment	(44)	(38)	(9)
Net expenditures on exploration and evaluation assets and property, plant and equipment	$11,398	$7,067	$6,104

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

	Exploration and Production
	North America			North Sea			Offshore Africa
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Segmented product sales	$15,963	$12,659	$11,607	$701	$805	$928	$503	$824	$773
Less: royalties	(2,159)	(1,477)	(1,268)	(2)	(2)	(2)	(43)	(137)	(199)
Segmented revenue	13,804	11,182	10,339	699	803	926	460	687	574
Segmented expenses
Production	2,924	2,351	2,165	496	431	402	212	191	163
Transportation and blending	3,228	2,939	2,735	5	6	10	1	1	1
Depletion, depreciation and amortization	3,901	3,568	3,413	269	552	296	105	134	165
Asset retirement obligation accretion	98	92	85	38	35	27	10	10	7
Realized risk management activities	(349)	(116)	162	–	–	–	–	–	–
Gain on corporate acquisitions/ disposition of properties	(137)	(65)	–	–	–	–	–	(224)	–
Equity loss from investment	–	–	–	–	–	–	–	–	–
Total segmented expenses	9,665	8,769	8,560	808	1,024	735	328	112	336
Segmented earnings (loss) before the following	$4,139	$2,413	$1,779	$(109)	$(221)	$191	$132	$575	$238
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

Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision makers.

Oil Sands Mining and Upgrading			Midstream			Inter–segment elimination and other			Total
2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
$4,095	$3,631	$2,871	$120	$110	$93	$(81)	$(84)	$(77)	$21,301	$17,945	$16,195
(234)	(184)	(137)	–	–	–	–	–	–	(2,438)	(1,800)	(1,606)
3,861	3,447	2,734	120	110	93	(81)	(84)	(77)	18,863	16,145	14,589

1,609	1,567	1,504	34	34	29	(10)	(15)	(14)	5,265	4,559	4,249
75	63	61	–	–	–	(77)	(71)	(55)	3,232	2,938	2,752
596	582	447	9	8	7	–	–	–	4,880	4,844	4,328
47	34	32	–	–	–	–	–	–	193	171	151
–	–	–	–	–	–	–	–	–	(349)	(116)	162
–	–	–	–	–	–	–	–	–	(137)	(289)	–
–	–	–	8	4	9	–	–	–	8	4	9
2,327	2,246	2,044	51	46	45	(87)	(86)	(69)	13,092	12,111	11,651
$1,534	$1,201	$690	$69	$64	$48	$6	$2	$(8)	5,771	4,034	2,938

									367	335	270
									66	135	(214)
									323	279	364
									(451)	39	(42)
									303	210	(49)
									608	998	329
									5,163	3,036	2,609
									427	735	747
									807	31	(30)
									$3,929	$2,270	$1,892

Capital Expenditures (1)

	2014			2013
	Net expenditures	Non-cash and fair value changes(2)	Capitalized costs	Net expenditures	Non-cash and fair value changes(2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$1,103	$(247)	$856	$90	$(84)	$6
North Sea	–	–	–	–	–	–
Offshore Africa (3)	87	–	87	(10)	–	(10)
	$1,190	$(247)	$943	$80	$(84)	$(4)

Property, plant and equipment
Exploration and Production
North America	$6,397	$399	$6,796	$3,936	$(450)	$3,486
North Sea	400	86	486	334	(35)	299
Offshore Africa	194	(1)	193	114	(17)	97
	6,991	484	7,475	4,384	(502)	3,882
Oil Sands Mining and Upgrading (4)	3,110	(528)	2,582	2,592	(189)	2,403
Midstream	62	–	62	197	(1)	196
Head office	45	(1)	44	38	–	38
	$10,208	$(45)	$10,163	$7,211	$(692)	$6,519
(1)	This table provides a reconciliation of capitalized costs including derecognitions and does not include the impact of foreign exchange adjustments.
(2)
Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, and other fair value adjustments.

(3)
The above noted figures in 2013 do not include the impact of a pre-tax gain on sale of exploration and evaluation assets totaling $224 million on the Company’s disposition of a 50% interest in its exploration right in South Africa.

(4)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.

Segmented Assets

	2014	2013
Exploration and Production
North America	$34,382	$29,234
North Sea	2,711	1,964
Offshore Africa	1,214	981
Other	18	25
Oil Sands Mining and Upgrading	20,702	18,604
Midstream	1,048	841
Head office	125	105
	$60,200	$51,754

21. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

Remuneration of Non-Management Directors

	2014	2013	2012
Fees earned	$3	$2	$2

Remuneration of Senior Management (1)

	2014	2013	2012
Salary	$3	$3	$2
Common stock option based awards	8	11	12
Annual incentive plans	4	3	3
Long-term incentive plans	17	14	9
Other compensation	–	1	–
	$32	$32	$26
(1)	Senior management identified above are consistent with the disclosure on Named Executive Officers provided in the Company’s Information Circular to shareholders for the respective years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses and other guidance provided throughout this Management’s Discussion and Analysis (“MD&A”), constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the construction and future operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil (“SCO”) that the Company may be reliant upon to transport its products to market, and the “Outlook” section of this MD&A, particularly in reference to the 2015 guidance provided with respect to production and budgeted capital expenditures, also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

This MD&A of the financial condition and results of operations of the Company should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2014.

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

The following discussion and analysis refers primarily to the Company’s 2014 financial results compared to 2013 and 2012, unless otherwise indicated. In addition, this MD&A details the Company’s capital program and outlook for 2015. Additional information relating to the Company, including its quarterly MD&A for the year and three months ended December 31, 2014, its Annual Information Form for the year ended December 31, 2014, and its audited consolidated financial statements for the year ended December 31, 2014 is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This MD&A is dated March 4, 2015.

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

OBJECTIVES AND STRATEGY

The Company’s objectives are to increase crude oil and natural gas production, reserves, cash flow and net asset value (1) on a per common share basis through the development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves. The Company strives to meet these objectives by having a defined growth and value enhancement plan for each of its products and segments while transitioning to a long life, low decline asset base. The Company takes a balanced approach to growth and investments and focuses on creating long-term shareholder value. The Company allocates its capital by maintaining:

▪	Balance among its products, namely light and medium crude oil and NGLs, Pelican Lake heavy crude oil(2), primary heavy crude oil, bitumen (thermal oil), SCO and natural gas;
▪	A large, balanced, diversified, high quality asset base;
▪	Balance among acquisitions, exploitation and exploration; and
▪	Balance between sources and terms of debt financing and a strong financial position.
(1)	Discounted value of crude oil and natural gas reserves plus value of unproved land, less net debt.
(2)	Pelican Lake heavy crude oil is 14–17º API oil, which receives medium quality crude netbacks due to lower production costs and lower royalty rates.

The Company’s three-phase crude oil marketing strategy includes:
▪	Blending various crude oil streams with diluents to create more attractive feedstock;
▪	Supporting and participating in pipeline expansions and/or new additions; and
▪	Supporting and participating in projects that will increase the downstream conversion capacity for heavy crude oil and bitumen (thermal oil).

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

The Company is committed to maintaining a strong balance sheet and flexible capital structure. The Company believes it has built the necessary financial capacity to complete its growth projects. Additionally, the Company’s risk management hedging program reduces the risk of volatility in commodity prices and supports the Company’s cash flow for its capital expenditure programs.

Strategic accretive acquisitions are a key component of the Company’s strategy. The Company has used a combination of internally generated cash flows and debt financing to selectively acquire properties generating future cash flows in its core areas.

NET EARNINGS AND CASH FLOW FROM OPERATIONS

Financial Highlights
($ millions, except per common share amounts)		2014	2013	2012
Product sales		$21,301	$17,945	$16,195
Net earnings		$3,929	$2,270	$1,892
Per common share	– basic	$3.60	$2.08	$1.72
	– diluted	$3.58	$2.08	$1.72
Adjusted net earnings from operations (1)		$3,811	$2,435	$1,618
Per common share	– basic	$3.49	$2.24	$1.48
	– diluted	$3.47	$2.23	$1.47
Cash flow from operations (2)		$9,587	$7,477	$6,013
Per common share	– basic	$8.78	$6.87	$5.48
	– diluted	$8.74	$6.86	$5.47
Dividends declared per common share (3)		$0.90	$0.575	$0.42
Total assets		$60,200	$51,754	$48,980
Total long-term liabilities		$26,167	$20,748	$20,721
Capital expenditures, net of dispositions		$11,744	$7,274	$6,308
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

(3)
On March 5, 2014, the Board of Directors approved a quarterly dividend of $0.225 per common share, beginning with the dividend payable on April 1, 2014. In 2013, the Board of Directors approved a dividend of $0.20 per common share on November 5, 2013, beginning with the dividend payable on January 1, 2014 ($0.125 per common share, approved on March 6, 2013, beginning with the dividend payable on April 1, 2013). In 2012, the Board of Directors approved a quarterly dividend of $0.105 per common share, beginning with the dividend payable on April 1, 2012.

Adjusted Net Earnings from Operations
($ millions)	2014	2013	2012
Net earnings as reported	$3,929	$2,270	$1,892
Share-based compensation expense (recovery), net of tax (1)	66	135	(214)
Unrealized risk management (gain) loss, net of tax (2)	(339)	32	(37)
Unrealized foreign exchange loss, net of tax (3)	256	226	129
Realized foreign exchange loss (gain) on repayment of US dollar debt securities, net of tax (4)	36	(12)	(210)
Gain on corporate acquisitions/disposition of properties, net of tax (5)	(137)	(231)	–
Effect of statutory tax rate and other legislative changes on deferred income tax liabilities (6)	–	15	58
Adjusted net earnings from operations	$3,811	$2,435	$1,618
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

(4)
During 2014, the Company repaid US$500 million of 1.45% notes and US$350 million of 4.90% notes. During 2013, the Company repaid US$400 million of 5.15% notes. During 2012, the Company repaid US$350 million of 5.45% notes.

(5)
During 2014, the Company recorded an after-tax gain of $137 million related to the acquisition of certain producing crude oil and natural gas properties. During 2013, the Company recorded an after-tax gain of $231 million related to the acquisition of Barrick Energy Inc. and the disposition of a 50% interest in an exploration right in South Africa.

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

Cash Flow from Operations
($ millions)	2014	2013	2012
Net earnings	$3,929	$2,270	$1,892
Non-cash items:
Depletion, depreciation and amortization	4,880	4,844	4,328
Share-based compensation	66	135	(214)
Asset retirement obligation accretion	193	171	151
Unrealized risk management (gain) loss	(451)	39	(42)
Unrealized foreign exchange loss	256	226	129
Realized foreign exchange loss (gain) on repayment of US dollar debt securities	36	(12)	(210)
Equity loss from investment	8	4	9
Deferred income tax expense (recovery)	807	31	(30)
Gain on corporate acquisitions/disposition of properties	(137)	(289)	–
Current income tax on disposition of properties	–	58	–
Cash flow from operations	$9,587	$7,477	$6,013

For 2014, the Company reported net earnings of $3,929 million compared with net earnings of $2,270 million for 2013 (2012 – $1,892 million). Net earnings for 2014 included net after-tax income of $118 million related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates including the impact of realized foreign exchange losses and gains on repayments of long-term debt, gains on corporate acquisitions/disposition of properties, and the impact of statutory tax rate and other legislative changes on deferred income tax liabilities (2013 – $165 million after-tax expenses; 2012 – $274 million after-tax income). Excluding these items, adjusted net earnings from operations for 2014 were $3,811 million compared with $2,435 million for 2013 (2012 – $1,618 million).

The increase in adjusted net earnings for 2014 from the comparable period in 2013 was primarily due to:

▪	higher crude oil and NGLs, natural gas, and SCO sales volumes in the North America and Oil Sands Mining and Upgrading segments;
▪	higher crude oil and NGLs and natural gas netbacks in the North America segment;
▪	higher realized risk management gains; and
▪	the impact of a weaker Canadian dollar relative to the US dollar;

partially offset by:

▪	lower crude oil sales volumes in the Offshore Africa segment; and
▪	lower crude oil netbacks in the North Sea and Offshore Africa segments.

The impacts of share-based compensation, risk management activities and fluctuations in foreign exchange rates are expected to continue to contribute to significant volatility in consolidated net earnings and are discussed in detail in the relevant sections of this MD&A.

Cash flow from operations for 2014 increased to $9,587 million ($8.78 per common share) from $7,477 million for 2013 ($6.87 per common share) (2012 – $6,013 million; $5.48 per common share). The increase in cash flow from operations for 2014 from 2013 was primarily due to the factors noted above relating to the increase in adjusted net earnings, together with the impact of lower cash taxes.

In the Company’s Exploration and Production activities, the 2014 average sales price per bbl of crude oil and NGLs increased 4% to average $77.04 per bbl from $73.81 per bbl in 2013 (2012 – $72.44 per bbl), and the 2014 average natural gas price increased 35% to average $4.83 per Mcf from $3.58 per Mcf in 2013 (2012 – $2.70 per Mcf). In the Oil Sands Mining and Upgrading segment, the Company’s 2014 sales price of SCO averaged $100.27 per bbl, compared with $100.75 per bbl in 2013 (2012 – $90.74 per bbl).

Total production of crude oil and NGLs before royalties increased 11% to 531,194 bbl/d from 478,240 bbl/d in 2013 (2012 – 451,378 bbl/d). The increase in crude oil and NGLs production from 2013 was due to higher production in the North America segment and strong and reliable production in Horizon.

Total natural gas production before royalties increased 34% to average 1,555 MMcf/d from 1,158 MMcf/d in 2013 (2012 – 1,220 MMcf/d). The increase in natural gas production was primarily a result of the acquisitions of producing Canadian natural gas properties in 2014, and the completion of the Septimus drilling program and plant facility expansion in 2013.

Total crude oil and NGLs and natural gas production volumes before royalties increased 18% to average 790,410 BOE/d from 671,162 BOE/d in 2013 (2012 – 654,665 BOE/d).

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s quarterly results for the eight most recently completed quarters:

($ millions, except per common share amounts)
2014	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales	$21,301	$4,850	$5,370	$6,113	$4,968
Net earnings	$3,929	$1,198	$1,039	$1,070	$622
Net earnings per common share
– basic	$3.60	$1.10	$0.95	$0.98	$0.57
– diluted	$3.58	$1.09	$0.94	$0.97	$0.57

2013	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales	$17,945	$4,330	$5,284	$4,230	$4,101
Net earnings	$2,270	$413	$1,168	$476	$213
Net earnings per common share
– basic	$2.08	$0.38	$1.07	$0.44	$0.19
– diluted	$2.08	$0.38	$1.07	$0.44	$0.19

Volatility in the quarterly net earnings over the eight most recently completed quarters was primarily due to:

▪
Crude oil pricing – The impact of fluctuating demand, inventory storage levels, increased shale oil production in North America, the impact of geopolitical uncertainties on worldwide benchmark pricing, the impact of the WCS Heavy Differential from WTI in North America and the impact of the differential between WTI and Brent benchmark pricing in the North Sea and Offshore Africa.

▪	Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, and the impact of increased shale gas production in the US.

▪
Crude oil and NGLs sales volumes – Fluctuations in production due to the cyclic nature of the Company’s Primrose  thermal projects, production from Kirby South, the results from the Pelican Lake water and polymer flood projects, the strong heavy crude oil drilling program, the impact and timing of acquisitions, and the impact of turnarounds at Horizon. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the North Sea and Offshore Africa.

▪
Natural gas sales volumes – Fluctuations in production due to the Company’s allocation of capital to higher return crude oil projects, as well as natural decline rates, shut-in natural gas production due to pricing and the impact and timing of acquisitions.

▪
Production expense – Fluctuations primarily due to the impact of the demand for services, fluctuations in product mix and production, the impact of seasonal costs that are dependent on weather, cost optimizations in North America, the impact and timing of acquisitions, and turnarounds at Horizon.

▪
Depletion, depreciation and amortization – Fluctuations due to changes in sales volumes including the impact and timing of acquisitions, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company’s proved undeveloped reserves, fluctuations in depletion, depreciation and amortization expense in the North Sea resulting from the planned early cessation of production at the Murchison platform, and the impact of turnarounds at Horizon.

▪	Share-based compensation – Fluctuations due to the determination of fair market value based on the Black-Scholes valuation model of the Company’s share-based compensation liability.

▪	Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company’s risk management activities.

▪
Foreign exchange rates – Changes in the Canadian dollar relative to the US dollar, which impacted the realized price the Company received for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Fluctuations in realized and unrealized foreign exchange gains and losses are also recorded with respect to US dollar denominated debt, partially offset by the impact of cross currency swap hedges.

▪	Income tax expense – Fluctuations in income tax expense include statutory tax rate and other legislative changes substantively enacted in the various periods.

▪
Gains on corporate acquisitions/disposition of properties – Fluctuations due to the recognition of gains on corporate acquisitions/dispositions in the fourth quarter of 2014 and the third quarter of 2013.

BUSINESS ENVIRONMENT

(Yearly average)	2014	2013	2012
WTI benchmark price (US$/bbl)	$92.92	$98.00	$94.19
Dated Brent benchmark price (US$/bbl)	$98.85	$108.62	$111.56
WCS blend differential from WTI (US$/bbl)	$19.41	$25.11	$21.05
WCS blend differential from WTI (%)	21%	26%	22%
SCO price (US$/bbl)	$91.35	$98.18	$92.59
Condensate benchmark price (US$/bbl)	$92.84	$101.67	$100.92
NYMEX benchmark price (US$/MMBtu)	$4.37	$3.67	$2.80
AECO benchmark price (C$/GJ)	$4.19	$3.00	$2.28
US / Canadian dollar average exchange rate (US$)	$0.9054	$0.9710	$1.0004
US / Canadian dollar year end exchange rate (US$)	$0.8620	$0.9402	$1.0051

Substantially all of the Company’s production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on Alberta AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are also highly sensitive to fluctuations in foreign exchange rates. Realized prices in 2014 were impacted by the weaker Canadian dollar, which increased the Canadian dollar sales price the Company received for its crude oil and natural gas sales as realized pricing is based on US dollar denominated benchmarks. The average value of the Canadian dollar in relation to the US dollar fluctuated significantly throughout 2014, with a high of approximately US$0.94 in January 2014 and a low of approximately US$0.86 in December 2014.

Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. For 2014, WTI averaged US$92.92 per bbl, a decrease of 5% from US$98.00 per bbl for 2013 (2012 – US$94.19 per bbl).

Crude oil sales contracts for the Company’s North Sea and Offshore Africa segments are typically based on Brent pricing, which is representative of international markets and overall world supply and demand. Brent averaged US$98.85 per bbl for 2014, a decrease of 9% from US$108.62 per bbl for 2013 (2012 – US$111.56 per bbl).

WTI and Brent pricing continued to reflect volatility in supply and demand factors and geopolitical events. An oversupply in the world market contributed to a significant decrease in crude oil benchmark pricing in the fourth quarter of 2014. The Organization of the Petroleum Exporting Countries’ (“OPEC”) decision in November 2014 to not reduce crude oil production to offset the excess world supply continues to put downward pressure on benchmark pricing. In January 2015, WTI averaged US$47.33 per bbl and Brent averaged US$48.07 per bbl and in February, WTI averaged US$50.72 per bbl and Brent averaged US$57.93 per bbl. The Brent differential from WTI tightened for 2014 from 2013 due to continued debottlenecking of logistical constraints from Cushing to the US Gulf Coast in the first half of 2014.

The WCS Heavy Differential averaged 21% for 2014 compared with 26% for 2013 (2012 – 22%). The WCS Heavy Differential tightened from the comparable period in 2013 as the comparable period in 2013 reflected lower heavy oil demand due to unplanned refinery disruptions and pipeline logistical constraints. In January 2015, the WCS Heavy Differential averaged US$16.90 per bbl or 36% and in February 2015, the WCS Heavy Differential averaged US$14.20 per bbl or 28%. To partially mitigate its exposure to fluctuating heavy crude oil differentials, the Company entered into 30,000 bbl/d of crude oil WCS differential swaps for the first quarter of 2015 at weighted average fixed WCS differential of US$21.49 per bbl.

The WCS Heavy Differential is expected to continue to reflect seasonal demand fluctuations, changes in transportation logistics, and refinery utilization and shutdowns.

The SCO price averaged US$91.35 per bbl in 2014, a decrease of 7% from US$98.18 per bbl for 2013 (2012 – US$92.59 per bbl). The decrease in SCO pricing was primarily due to a decrease in WTI benchmark pricing.

NYMEX natural gas prices averaged US$4.37 per MMBtu for 2014, an increase of 19% from US$3.67 per MMBtu for 2013 (2012 – US$2.80 per MMBtu). AECO natural gas pricing averaged $4.19 per GJ for 2014, an increase of 40% from $3.00 per GJ for 2013 (2012 – $2.28 per GJ). The higher natural gas pricing in 2014 was primarily due to the drawdown of natural gas storage inventories as a result of the colder than normal winter temperatures in the first quarter of 2014. Growing US shale gas production resulted in natural gas inventories returning to normal industry levels by the end of 2014, leading to downward pressure on prices.

ANALYSIS OF CHANGES IN PRODUCT SALES

		Changes due to				Changes due to
($ millions)	2012	Volumes	Prices	Other	2013	Volumes	Prices	Other	2014
North America
Crude oil and NGLs	$10,480	$501	$319	$(54)	$11,246	$1,527	$585	$(26)	$13,332
Natural gas	1,127	(67)	353	–	1,413	497	721	–	2,631
	11,607	434	672	(54)	12,659	2,024	1,306	(26)	15,963
North Sea
Crude oil and NGLs	924	(121)	4	(12)	795	(3)	(37)	(73)	682
Natural gas	4	4	2	–	10	8	1	–	19
	928	(117)	6	(12)	805	5	(36)	(73)	701
Offshore Africa
Crude oil and NGLs	699	38	(7)	3	733	(264)	(52)	(7)	410
Natural gas	74	15	2	–	91	(10)	12	–	93
	773	53	(5)	3	824	(274)	(40)	(7)	503
Subtotal
Crude oil and NGLs	12,103	418	316	(63)	12,774	1,260	496	(106)	14,424
Natural gas	1,205	(48)	357	–	1,514	495	734	–	2,743
	13,308	370	673	(63)	14,288	1,755	1,230	(106)	17,167
Oil Sands Mining and Upgrading	2,871	399	361	–	3,631	463	(20)	21	4,095
Midstream	93	–	–	17	110	–	–	10	120
Intersegment eliminations and other (1)	(77)	–	–	(7)	(84)	–	–	3	(81)
Total	$16,195	$769	$1,034	$(53)	$17,945	$2,218	$1,210	$(72)	$21,301
(1)	Eliminates internal transportation, electricity charges, and natural gas sales.

Product sales increased 19% to $21,301 million for 2014 from $17,945 million for 2013 (2012 – $16,195 million). The increase was primarily due to higher crude oil and NGLs, natural gas, and SCO sales volumes in the North America and Oil Sands Mining and Upgrading segments and an increase in realized North America crude oil and NGLs and natural gas prices.

For 2014, 6% of the Company’s crude oil and NGLs and natural gas product sales were generated outside of North America (2013 – 9%; 2012 – 11%). North Sea accounted for 3% of crude oil and NGLs and natural gas product sales for 2014 (2013 – 4%; 2012 – 6%), and Offshore Africa accounted for 3% of crude oil and NGLs and natural gas product sales for 2014 (2013 – 5%; 2012 – 5%).

ANALYSIS OF DAILY PRODUCTION, BEFORE ROYALTIES
	2014	2013	2012
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	390,814	343,699	326,829
North America – Oil Sands Mining and Upgrading (1)	110,571	100,284	86,077
North Sea	17,380	18,334	19,824
Offshore Africa	12,429	15,923	18,648
	531,194	478,240	451,378
Natural gas (MMcf/d)
North America	1,527	1,130	1,198
North Sea	7	4	2
Offshore Africa	21	24	20
	1,555	1,158	1,220
Total barrels of oil equivalent (BOE/d)	790,410	671,162	654,665
Product mix
Light and medium crude oil and NGLs	15%	15%	16%
Pelican Lake heavy crude oil	6%	7%	6%
Primary heavy crude oil	18%	20%	19%
Bitumen (thermal oil)	14%	14%	15%
Synthetic crude oil (1)	14%	15%	13%
Natural gas	33%	29%	31%
Percentage of gross revenue (1) (2)
(excluding Midstream revenue)
Crude oil and NGLs	85%	90%	91%
Natural gas	15%	10%	9%
(1)	The Company commenced production of diesel for internal use at Horizon in the third quarter of 2014. 2014 SCO production before royalties excludes 545 bbl/d of SCO consumed internally as diesel.
(2)	Net of blending costs and excluding risk management activities.

ANALYSIS OF DAILY PRODUCTION, NET OF ROYALTIES
	2014	2013	2012
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	318,291	287,428	273,374
North America – Oil Sands Mining and Upgrading (1)	104,095	95,098	82,171
North Sea	17,313	18,279	19,772
Offshore Africa	11,500	12,973	13,628
	451,199	413,778	388,945
Natural gas (MMcf/d)
North America	1,407	1,080	1,171
North Sea	7	4	2
Offshore Africa	18	20	17
	1,432	1,104	1,190
Total barrels of oil equivalent (BOE/d)	689,893	597,835	587,246
(1)	The Company commenced production of diesel for internal use at Horizon in the third quarter of 2014. 2014 SCO production before royalties excludes 545 bbl/d of SCO consumed internally as diesel.

The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO and natural gas.

Total 2014 production averaged 790,410 BOE/d, an 18% increase from 671,162 BOE/d in 2013 (2012 – 654,665 BOE/d).

Total production of crude oil and NGLs before royalties increased 11% to 531,194 bbl/d for 2014 from 478,240 bbl/d in 2013 (2012 – 451,378 bbl/d). The increase in crude oil and NGLs production from 2013 was primarily due to higher production in the North America segment and strong and reliable production in Horizon. Crude oil and NGLs production for 2014 was within the Company’s previously issued guidance of 531,000 to 557,000 bbl/d.

Natural gas production continued to represent the Company’s largest product offering, accounting for 33% of the Company’s total production in 2014 on a BOE basis. Total natural gas production before royalties increased 34% to 1,555 MMcf/d for 2014 from 1,158 MMcf/d for 2013 (2012 – 1,220 MMcf/d). The increase in natural gas production from 2013 was primarily a result of the acquisitions of producing Canadian natural gas properties in 2014, and the completion of the Septimus drilling program and plant facility expansion. Natural gas production for 2014 was within the Company’s previously issued guidance of 1,550 to 1,570 MMcf/d.

North America – Exploration and Production

North America crude oil and NGLs production for 2014 increased 14% to average 390,814 bbl/d from 343,699 bbl/d for 2013 (2012 – 326,829 bbl/d). The increase in production from 2013 was primarily due to increased production related to the acquisitions of producing Canadian crude oil properties in 2014, production at the Company’s thermal areas including Kirby South, the impact of the heavy crude oil drilling program, and the ramp up of production at Pelican Lake.

North America natural gas production for 2014 increased 35% to average 1,527 MMcf/d from 1,130 MMcf/d in 2013 (2012 – 1,198 MMcf/d). The increase in natural gas production from 2013 was primarily a result of the acquisitions of producing Canadian natural gas properties in 2014, and the completion of the Septimus drilling program and plant facility expansion.

North America – Oil Sands Mining and Upgrading

Production for 2014 increased 10% to average 110,571 bbl/d compared with 100,284 bbl/d for 2013 (2012 – 86,077 bbl/d). Production in 2014 increased from 2013 due to increased plant reliability and the successful completion of the coker plant expansion in 2014.

North Sea

North Sea crude oil production for 2014 was 17,380 bbl/d, a decrease of 5% from 18,334 bbl/d for 2013 (2012 – 19,824 bbl/d). Production in 2014 reflected the impact of reinstatement of production from the Banff FPSO in July 2014, which had been offline since December 2011 after suffering storm damage. Production in 2014 also reflected the cessation of production due to the planned early decommissioning of the Murchison platform which commenced in 2013, unplanned downtime on the Tiffany platform, and natural field declines.

Offshore Africa

Offshore Africa crude oil production for 2014 decreased 22% to 12,429 bbl/d from 15,923 bbl/d for 2013 (2012 – 18,648 bbl/d) primarily due to natural field declines.

Corporate Production Guidance for 2015

The Company targets production levels in 2015 to average between 562,000 bbl/d and 602,000 bbl/d of crude oil and NGLs and between 1,730 MMcf/d and 1,770 MMcf/d of natural gas.

CRUDE OIL INVENTORY VOLUMES

The Company recognizes revenue on its crude oil production when title transfers to the customer and delivery has taken place. Revenue has not been recognized on crude oil volumes that were stored in various tanks, pipelines, or FPSOs, as follows:

(bbl)	2014	2013	2012
North America – Exploration and Production	930,116	830,673	643,758
North America – Oil Sands Mining and Upgrading (SCO)	1,266,063	1,550,857	993,627
North Sea	368,808	385,073	77,018
Offshore Africa	461,997	185,476	1,036,509
	3,026,984	2,952,079	2,750,912

OPERATING HIGHLIGHTS – EXPLORATION AND PRODUCTION

	2014	2013	2012
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$77.04	$73.81	$72.44
Transportation	2.41	2.22	2.20
Realized sales price, net of transportation	74.63	71.59	70.24
Royalties	12.99	11.13	10.67
Production expense	18.25	17.14	16.11
Netback	$43.39	$43.32	$43.46
Natural gas ($/Mcf) (1)
Sales price (2)	$4.83	$3.58	$2.70
Transportation	0.27	0.28	0.26
Realized sales price, net of transportation	4.56	3.30	2.44
Royalties	0.38	0.18	0.09
Production expense	1.48	1.42	1.31
Netback	$2.70	$1.70	$1.04
Barrels of oil equivalent ($/BOE) (1)
Sales price (2)	$58.48	$56.46	$52.85
Transportation	2.18	2.10	2.04
Realized sales price, net of transportation	56.30	54.36	50.81
Royalties	8.90	7.74	7.07
Production expense	14.67	14.24	13.14
Netback	$32.73	$32.38	$30.60
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.

ANALYSIS OF PRODUCT PRICES – EXPLORATION AND PRODUCTION

	2014	2013	2012
Crude oil and NGLs ($/bbl) (1) (2)
North America	$75.09	$69.90	$67.93
North Sea	$106.63	$112.46	$111.90
Offshore Africa	$97.81	$110.21	$111.18
Company average	$77.04	$73.81	$72.44
Natural gas ($/Mcf) (1) (2)
North America	$4.72	$3.43	$2.57
North Sea	$7.07	$5.69	$5.14
Offshore Africa	$11.98	$10.45	$10.31
Company average	$4.83	$3.58	$2.70
Company average ($/BOE) (1) (2)	$58.48	$56.46	$52.85
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.

Realized crude oil and NGLs prices increased 4% to average $77.04 per bbl for 2014 from $73.81 per bbl for 2013 (2012 – $72.44 per bbl). The increase in 2014 was primarily due to tightening WCS Heavy Differentials and the impact of a weakening Canadian dollar, partially offset by lower benchmark pricing.

The Company’s realized natural gas price increased 35% to average $4.83 per Mcf for 2014 from $3.58 per Mcf for 2013 (2012 – $2.70 per Mcf). The increase in 2014 was due to the drawdown of natural gas storage inventories as a result of colder than normal winter temperatures in 2014.

North America

North America realized crude oil prices increased 7% to average $75.09 per bbl for 2014 from $69.90 per bbl for 2013 (2012 – $67.93 per bbl), primarily due to tightening WCS Heavy Differentials and the impact of a weakening Canadian dollar, partially offset by lower WTI benchmark pricing.

North America realized natural gas prices increased 38% to average $4.72 per Mcf for 2014 from $3.43 per Mcf for 2013 (2012 – $2.57 per Mcf), due to the drawdown of natural gas storage inventories as a result of colder than normal winter temperatures in the first quarter of 2014.

The Company continues to focus on its crude oil marketing strategy including a blending strategy that expands markets within current pipeline infrastructure, supporting pipeline projects that will provide capacity to transport crude oil to new markets, and working with refiners to add incremental heavy crude oil and bitumen (thermal oil) conversion capacity. During 2014, the Company contributed approximately 167,000 bbl/d of heavy crude oil blends to the WCS stream. During 2013, the Company entered into a 20 year transportation agreement to ship 80,000 bbl/d of crude oil on the proposed Energy East pipeline originating at Hardisty, Alberta with delivery points in Quebec City, Quebec and Saint John, New Brunswick. This pipeline is subject to regulatory approval. The Company previously entered into a 20 year transportation agreement to ship 75,000 bbl/d of crude oil on the proposed Kinder Morgan Trans Mountain Expansion from Edmonton, Alberta to Vancouver, British Columbia. This pipeline is subject to regulatory approval. The Company has entered into a 20 year transportation agreement to ship 120,000 bbl/d of heavy crude oil on the proposed Keystone XL Pipeline from Hardisty, Alberta to the US Gulf Coast. In addition, the Company also entered into a 20 year crude oil purchase and sales agreement to sell 100,000 bbl/d of heavy crude oil to a major US refiner. The construction of the Keystone XL Pipeline is dependent on a Presidential Permit.

Comparisons of the prices received in North America Exploration and Production by product type were as follows:

(Yearly average)	2014	2013	2012
Wellhead Price (1) (2)
Light and medium crude oil and NGLs (C$/bbl)	$76.94	$76.44	$72.20
Pelican Lake heavy crude oil (C$/bbl)	$77.58	$70.62	$68.84
Primary heavy crude oil (C$/bbl)	$76.29	$69.06	$66.64
Bitumen (thermal oil) (C$/bbl)	$70.78	$66.14	$66.46
Natural gas (C$/Mcf)	$4.72	$3.43	$2.57
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.

North Sea

North Sea realized crude oil prices decreased 5% to average $106.63 per bbl for 2014 from $112.46 per bbl for 2013 (2012 – $111.90 per bbl). Realized crude oil prices per bbl in any particular period are dependent on the terms of the various sales contracts, the frequency and timing of liftings of each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting.

Offshore Africa

Offshore Africa realized crude oil prices decreased 11% to average $97.81 per bbl for 2014 from $110.21 per bbl for 2013 (2012 – $111.18 per bbl). Realized crude oil prices per bbl in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings of each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting.

ROYALTIES – EXPLORATION AND PRODUCTION

	2014	2013	2012
Crude oil and NGLs ($/bbl) (1)
North America	$13.74	$11.30	$10.33
North Sea	$0.33	$0.33	$0.29
Offshore Africa	$6.83	$18.18	$29.46
Company average	$12.99	$11.13	$10.67
Natural gas ($/Mcf) (1)
North America	$0.36	$0.14	$0.06
Offshore Africa	$1.74	$1.83	$1.77
Company average	$0.38	$0.18	$0.09
Company average ($/BOE) (1)	$8.90	$7.74	$7.07
(1)	Amounts expressed on a per unit basis are based on sales volumes.

North America

Government royalties on a significant portion of North America crude oil and NGLs production fall under the oil sands royalty regime and are calculated on a project by project basis as a percentage of gross revenue less operating, capital and abandonment costs incurred (“net profit”).

Crude oil and NGLs royalties averaged approximately 19% of product sales for 2014 compared with 17% in 2013 (2012 – 16%) primarily due to higher realized crude oil prices. North America crude oil and NGLs royalties per bbl are anticipated to average 11.5% to 13.5% of product sales for 2015.

Natural gas royalties averaged approximately 8% of product sales for 2014 compared with 5% in 2013 (2012 – 3%) primarily due to higher realized natural gas prices. North America natural gas royalties per Mcf are anticipated to average 3% to 4% of product sales for 2015.

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

Royalty rates as a percentage of product sales averaged approximately 8% for 2014 compared with 17% for 2013 (2012 – 26%) primarily due to lower realized crude oil prices in 2014 and adjustments to royalties on liftings in 2013. Offshore Africa royalty rates are anticipated to average 3.5% to 5.5% of product sales for 2015.

PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	2014	2013	2012
Crude oil and NGLs ($/bbl) (1)
North America	$14.98	$14.20	$13.40
North Sea	$74.04	$66.19	$53.53
Offshore Africa	$43.97	$25.32	$23.11
Company average	$18.25	$17.14	$16.11
Natural gas ($/Mcf) (1)
North America	$1.42	$1.39	$1.28
North Sea	$9.10	$4.67	$3.75
Offshore Africa	$3.22	$2.53	$2.27
Company average	$1.48	$1.42	$1.31
Company average ($/BOE) (1)	$14.67	$14.24	$13.14
(1)	Amounts expressed on a per unit basis are based on sales volumes.

North America

North America crude oil and NGLs production expense for 2014 increased 5% to $14.98 per bbl from $14.20 per bbl for 2013 (2012 – $13.40 per bbl). The increase in production expense was primarily due to higher trucking and fuel costs across the heavy crude oil and thermal areas, together with higher servicing costs related to heavy crude oil production. North America crude oil and NGLs production expense is anticipated to average $12.50 to $14.50 per bbl for 2015.

North America natural gas production expense for 2014 increased 2% to $1.42 per Mcf from $1.39 per Mcf for 2013 (2012 – $1.28 per Mcf). Natural gas production expense increased from 2013 due to the acquisitions of producing Canadian natural gas properties in 2014 that had higher production expense per Mcf than the Company’s existing properties. The production expense on the acquired assets has continued to decline as expected as they have become fully integrated into the Company’s operations. North America natural gas production expense is anticipated to average $1.30 to $1.40 per Mcf for 2015.

North Sea

North Sea crude oil production expense for 2014 increased 12% to $74.04 per bbl from $66.19 per bbl for 2013 (2012 – $53.53 per bbl). Production expense increased due to natural field declines on relatively fixed cost structure, the impact of the unplanned downtime on the Tiffany platform, and a weaker Canadian dollar. North Sea crude oil production expense is anticipated to average $48.00 to $52.00 per bbl for 2015 as the Banff FPSO has returned to the field and production has been reinstated.

Offshore Africa

Offshore Africa crude oil production expense for 2014 increased 74% to $43.97 per bbl from $25.32 per bbl for 2013 (2012 – $23.11 per bbl). The increase in production expense from 2013 primarily reflects the impact of natural field declines on relatively fixed cost structure, the timing of liftings from various fields, which have different cost structures, a weaker Canadian dollar, and the impact of product inventory valuation adjustments in Olowi, Gabon in 2014. Offshore Africa crude oil production expense is anticipated to average $30.00 to $34.00 per bbl for 2015.

DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

($ millions, except per BOE amounts)	2014	2013	2012
North America	$3,901	$3,568	$3,413
North Sea	269	552	296
Offshore Africa	105	134	165
Expense	$4,275	$4,254	$3,874
$/BOE (1)	$17.27	$20.38	$18.65
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Depletion, depreciation and amortization expense for 2014 decreased 15% to $17.27 per BOE from $20.38 per BOE for 2013 (2012 – $18.65 per BOE) due to the impact of lower depletion, depreciation and amortization expense in the North Sea resulting from the planned early cessation of production at the Murchison field in 2013, as well as the impact of increased production on component depreciation determined on a straight-line.

ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

($ millions, except per BOE amounts)	2014	2013	2012
North America	$98	$92	$85
North Sea	38	35	27
Offshore Africa	10	10	7
Expense	$146	$137	$119
$/BOE (1)	$0.59	$0.66	$0.57
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Asset retirement obligation accretion expense decreased 11% to $0.59 per BOE from $0.66 per BOE for 2013 (2012 – $0.57 per BOE) primarily due to the impact of increased sales volumes.

OPERATING HIGHLIGHTS – OIL SANDS MINING AND UPGRADING

OPERATIONS UPDATE

The Company continues to focus on reliable and efficient operations. During 2014, operating performance continued to be strong, leading to average production of 110,571 bbl/d.

PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING

($/bbl) (1)	2014	2013	2012
SCO sales price	$100.27	$100.75	$90.74
Bitumen value for royalty purposes (2)	$67.63	$65.48	$59.93
Bitumen royalties (3)	$5.77	$5.11	$4.34
Transportation	$1.85	$1.57	$1.83
(1)	Amounts expressed on a per unit basis are based on sales volumes excluding turnaround periods.
(2)	Calculated as the quarterly average of the bitumen valuation methodology price.
(3)	Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.

Realized SCO sales prices for 2014 was comparable with 2013 (2012 – $90.74 per bbl), reflecting lower benchmark pricing, offset by the impact of a weakening Canadian dollar.

CASH PRODUCTION COSTS – OIL SANDS MINING AND UPGRADING

The following tables are reconciled to the Oil Sands Mining and Upgrading production costs disclosed in note 20 to the Company’s consolidated financial statements.

($ millions)	2014	2013	2012
Cash production costs	$1,609	$1,567	$1,504
Less: costs incurred during turnaround periods	(98)	(104)	(154)
Adjusted cash production costs	$1,511	$1,463	$1,350
Adjusted cash production costs, excluding natural gas costs	$1,395	$1,359	$1,254
Adjusted natural gas costs	116	104	96
Adjusted cash production costs	$1,511	$1,463	$1,350

($/bbl) (1)	2014	2013	2012
Adjusted cash production costs, excluding natural gas costs	$34.33	$37.68	$39.79
Adjusted natural gas costs	2.85	2.89	3.04
Adjusted cash production costs	$37.18	$40.57	$42.83
Sales (bbl/d) (2)	111,351	98,757	86,153
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Sales volumes include turnaround periods.

Adjusted cash production costs averaged $37.18 per bbl for 2014, a decrease of 8% compared with $40.57 per bbl for 2013 (2012 – $42.83 per bbl). The decrease in 2014 adjusted cash production costs reflected increased plant capacity and reliability and the corresponding impact of higher production volumes on a relatively fixed cost structure, excluding the turnaround periods. Adjusted cash production costs are anticipated to average $32.00 to $35.00 per bbl for 2015.

DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

($ millions, except per bbl amounts)	2014	2013	2012
Depletion, depreciation and amortization	$596	$582	$447
Less: depreciation incurred during turnaround periods	(28)	(79)	(6)
Adjusted depletion, depreciation and amortization	$568	$503	$441
$/bbl (1)	$13.97	$13.95	$13.99
(1)	Amounts expressed on a per unit basis are based on sales volumes excluding turnaround periods.

Adjusted depletion, depreciation and amortization expense on a per bbl basis for 2014 was comparable with 2013 (2012 – $13.99 per bbl).

ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

($ millions, except per bbl amounts)	2014	2013	2012
Expense	$47	$34	$32
$/bbl (1)	$1.16	$0.94	$1.01
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.

MIDSTREAM

($ millions)	2014	2013	2012
Revenue	$120	$110	$93
Production expense	34	34	29
Midstream cash flow	86	76	64
Depreciation	9	8	7
Equity loss from investment	8	4	9
Segment earnings before taxes	$69	$64	$48

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

During 2014, Redwater Partnership, the Company and APMC amended certain terms of the processing agreements. In conjunction with these amendments, in order to provide financing for Project completion based on the current revised Project cost estimate of approximately $8,500 million, the Company, along with APMC, each committed to provide additional funding up to $350 million by January 2016 in the form of subordinated debt bearing interest at prime plus 6%. During 2014, the Company and APMC each provided $113 million of subordinated debt. Subsequent to December 31, 2014, the Company and APMC each provided an additional $112 million of subordinated debt. Should final Project costs exceed the revised cost estimate, the Company and APMC have agreed, subject to the Company being able to meet certain funding conditions, to fund any shortfall in available third party commercial lending required to attain Project completion.

During 2014, Redwater Partnership executed a $3,500 million syndicated credit facility with a group of financial institutions maturing June 2018 and repaid and cancelled its $1,200 million credit facility previously in place. As at December 31, 2014, Redwater Partnership had borrowings of $913 million under the syndicated credit facility.

In addition, during 2014, Redwater Partnership issued $500 million of 3.20% series A senior secured bonds due July 2024 and $500 million of 4.05% series B senior secured bonds due July 2044. Subsequent to December 31, 2014, Redwater Partnership issued $500 million of 2.10% series C senior secured bonds due February 2022 and $500 million of 3.70% series D senior secured bonds due February 2043.

Under its processing agreement, beginning on the earlier of the commercial operations date of the refinery and June 1, 2018, the Company is unconditionally obligated to pay its 25% pro rata share of the debt portion of the monthly cost of service toll, including interest, fees and principal repayments, of the syndicated credit facility and bonds, over the tolling period of 30 years.

Redwater Partnership has entered into various agreements related to the engineering, procurement and construction of the Project. These contracts can be cancelled by Redwater Partnership upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

ADMINISTRATION EXPENSE

($ millions, except per BOE amounts)	2014	2013	2012
Expense	$367	$335	$270
$/BOE (1)	$1.28	$1.37	$1.13
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Administration expense for 2014 decreased 7% to $1.28 per BOE from $1.37 per BOE for 2013 (2012 – $1.13 per BOE) primarily due to the impact of higher sales volumes.

SHARE-BASED COMPENSATION

($ millions)	2014	2013	2012
Expense (Recovery)	$66	$135	$(214)

The Company’s stock option plan provides current employees with the right to receive common shares or a cash payment in exchange for stock options surrendered.

The share-based compensation liability at December 31, 2014 reflected the Company’s liability for awards granted to employees at fair value estimated using the Black-Scholes valuation model. In periods when substantial share price changes occur, the Company’s net earnings are subject to significant volatility. The Company utilizes its share-based compensation plan to attract and retain employees in a competitive environment. All employees participate in this plan.

The Company recorded a $66 million share-based compensation expense for 2014, primarily as a result of remeasurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the year, and changes in the Company’s share price. During 2014, the Company capitalized $14 million of share-based compensation costs to property, plant and equipment in the Oil Sands Mining and Upgrading segment (2013 – $25 million costs; 2012 – $12 million recovery).

During 2014, the Company paid $8 million for stock options surrendered for cash settlement (2013 – $4 million; 2012 – $7 million).

INTEREST AND OTHER FINANCING EXPENSE

($ millions, except per BOE amounts and interest rates)	2014	2013	2012
Expense, gross	$527	$454	$462
Less: capitalized interest	204	175	98
Expense, net	$323	$279	$364
$/BOE (1)	$1.12	$1.14	$1.52
Average effective interest rate	3.9%	4.4%	4.8%
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Gross interest and other financing expense for 2014 increased from 2013 primarily due to the impact of higher overall debt levels. Capitalized interest of $204 million for 2014 was primarily related to the Horizon Phase 2/3 expansion.

The Company’s average effective interest rate for 2014 decreased from 2013 due to the repayment of higher interest rate US dollar debt securities, the issuance of lower interest rate US dollar debt securities, and an increase in the utilization of the lower cost US commercial paper program that was implemented in 2013.

Net interest and other financing expense for 2014 decreased 2% to $1.12 per BOE from $1.14 per BOE for 2013 (2012 – $1.52 per BOE) primarily due to the impact of increased sales volumes.

RISK MANAGEMENT ACTIVITIES

The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

($ millions)	2014	2013	2012
Crude oil and NGLs financial instruments	$(284)	$44	$65
Natural gas financial instruments	34	–	–
Foreign currency contracts	(99)	(160)	97
Realized (gain) loss	$(349)	$(116)	$162
Crude oil and NGLs financial instruments	$(427)	$17	$3
Natural gas financial instruments	(3)	3	–
Foreign currency contracts	(21)	19	(45)
Unrealized (gain) loss	$(451)	$39	$(42)
Net (gain) loss	$(800)	$(77)	$120

During 2014, net realized risk management gains and losses were related to the settlement of crude oil, natural gas and foreign currency contracts. The Company recorded a net unrealized gain of $451 million ($339 million after-tax) on its risk management activities (2013 – $39 million unrealized loss, $32 million after-tax; 2012 – $42 million unrealized gain, $37 million after-tax), primarily related to changes in the fair value of these contracts.

The cash settlement amount of commodity and foreign currency derivative financial instruments may vary materially depending upon the underlying crude oil and natural gas prices and foreign exchange rates at the time of final settlement, as compared to their fair value at December 31, 2014.

Complete details related to outstanding derivative financial instruments at December 31, 2014 are disclosed in note 17 to the Company’s consolidated financial statements.

FOREIGN EXCHANGE

($ millions)	2014	2013	2012
Net realized loss (gain)	$47	$(16)	$(178)
Net unrealized loss (1)	256	226	129
Net loss (gain)	$303	$210	$(49)
(1)	Amounts are reported net of the hedging effect of cross currency swaps.

The Company’s operating results are affected by the fluctuations in the exchange rates between the Canadian dollar, US dollar, and UK pound sterling. Predominantly all of the Company’s revenue is based on reference to US dollar benchmark prices. An increase in the value of the Canadian dollar in relation to the US dollar results in decreased revenue from the sale of the Company’s production. Conversely a decrease in the value of the Canadian dollar in relation to the US dollar results in increased revenue from the sale of the Company’s production. Production expenses in the North Sea are subject to foreign currency fluctuations due to changes in the exchange rate of the UK pound sterling to the US and Canadian dollars. Production expenses in Offshore Africa are subject to foreign currency fluctuations due to changes in the exchange rate of the US dollar to the Canadian dollar. The value of the Company’s US dollar denominated debt is also impacted by the value of the Canadian dollar in relation to the US dollar.

The net realized foreign exchange loss for 2014 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling and the repayment of US$500 million of 1.45% notes and US$350 million of 4.90% notes. The net unrealized foreign exchange loss in 2014 was primarily related to the impact of a weaker Canadian dollar with respect to remaining US dollar debt, partially offset by the reversal of the net unrealized foreign exchange loss on the repayment of US$500 million of 1.45% notes and US$350 million of 4.90% notes. Included in the net unrealized loss for 2014 was an unrealized gain of $259 million (2013 – $165 million unrealized gain, 2012 – $53 million unrealized loss) related to the impact of cross currency swaps. The US/Canadian dollar exchange rate at December 31, 2014 was US$0.8620 (December 31, 2013 – US$0.9402; December 31, 2012 – US$1.0051).

INCOME TAXES

($ millions, except income tax rates)	2014	2013	2012
North America (1)	$702	$544	$366
North Sea	(68)	23	115
Offshore Africa (2)	43	202	206
PRT (recovery) expense – North Sea	(273)	(56)	44
Other taxes	23	22	16
Current income tax expense	427	735	747
Deferred income tax expense	681	163	–
Deferred PRT expense (recovery) – North Sea	126	(132)	(30)
Deferred income tax expense (recovery)	807	31	(30)
	1,234	766	717
Income tax rate and other legislative changes	–	(15)	(58)
	$1,234	$751	$659
Effective income tax rate on adjusted net earnings from operations (3)	24.6%	26.2%	27.8%
(1)	Includes North America Exploration and Production, Midstream, and Oil Sands Mining and Upgrading segments.
(2)	Includes current income taxes relating to disposition of properties in 2013.
(3)	Excludes the impact of current and deferred PRT expense and other current income tax expense.

Current income taxes recognized in each operating segment will vary depending upon available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.

The current PRT recovery in the North Sea in 2014 included the impact of amendments to tax filings for prior years.

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

During 2014, the Company filed Scientific Research and Experimental Development claims of approximately $450 million (2013 – $390 million; 2012 – $300 million) relating to qualifying research and development expenditures for Canadian income tax purposes.

For 2015, based on forward commodity prices and the current availability of tax pools, the Company expects to incur current income tax expense of $300 million to $400 million in Canada and recoveries of $190 million to $220 million in the North Sea and Offshore Africa.

NET CAPITAL EXPENDITURES (1)

($ millions)	2014	2013	2012
Exploration and Evaluation
Net expenditures (proceeds) (2) (3)	$1,190	$(144)	$309
Property, Plant and Equipment
Net property acquisitions (2)	2,893	246	144
Well drilling, completion and equipping	2,162	2,140	1,902
Production and related facilities	1,830	1,878	1,978
Capitalized interest and other (4)	106	120	111
Net expenditures	6,991	4,384	4,135
Total Exploration and Production	8,181	4,240	4,444
Oil Sands Mining and Upgrading
Horizon Phases 2/3 construction costs	2,502	2,057	1,315
Sustaining capital	352	278	223
Turnaround costs	29	100	21
Capitalized interest and other (4)	227	157	51
Total Oil Sands Mining and Upgrading	3,110	2,592	1,610
Midstream	62	197	14
Abandonments (5)	346	207	204
Head office	45	38	36
Total net capital expenditures	$11,744	$7,274	$6,308
By segment
North America (2)	$7,500	$4,026	$4,126
North Sea	400	334	254
Offshore Africa (3)	281	(120)	64
Oil Sands Mining and Upgrading	3,110	2,592	1,610
Midstream	62	197	14
Abandonments (5)	346	207	204
Head office	45	38	36
Total	$11,744	$7,274	$6,308
(1)	Net capital expenditures exclude adjustments related to differences between carrying amounts and tax values, and other fair value adjustments.
(2)	Includes Business Combinations.
(3)	Includes proceeds from the Company’s disposition of a 50% interest in its exploration right in South Africa in 2013.
(4)	Capitalized interest and other includes expenditures related to land acquisition and retention, seismic, and other adjustments.
(5)	Abandonments represent expenditures to settle asset retirement obligations and have been reflected as capital expenditures in this table.

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

Net capital expenditures for 2014 were $11,744 million compared with $7,274 million for 2013 (2012 – $6,308 million). The increase in 2014 capital expenditures from 2013 was primarily due to the acquisition of Canadian crude oil and natural gas properties in 2014.

On April 1, 2014, the Company completed the acquisition of certain Canadian crude oil and natural gas properties, including exploration and evaluation assets of $823 million, for cash consideration of $3,110 million, subject to final closing adjustments. During 2014, the Company also acquired a number of additional producing crude oil and natural gas properties in the North American Exploration and Production segment for net cash consideration of $643 million, resulting in a non-cash gain of $137 million.

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

Included in the Company’s original 2015 budget was approximately $2,000 million of capital flexibility, which allows the Company to reallocate capital over 2015 as required. In response to declining commodity prices, in December 2014 the Company proactively reviewed its capital allocation strategy and in January 2015 announced that it would access this capital flexibility to reduce capital spending by approximately $2,400 million. Subsequently, capital expenditure guidance for 2015 has been further reduced by $150 million as a result of the reduction in scope of the originally planned 2015 Horizon maintenance turnaround from 35 days to 6 days. The Company has significant additional capital flexibility in 2015 to further curtail capital spending if required or increase capital spending if commodity prices strengthen. For additional details, refer to the “Outlook” section of this MD&A.

Drilling Activity (number of wells)	2014	2013	2012
Net successful natural gas wells	75	44	35
Net successful crude oil wells (1)	1,023	1,117	1,203
Dry wells	19	30	33
Stratigraphic test / service wells	437	384	727
Total	1,554	1,575	1,998
Success rate (excluding stratigraphic test / service wells)	98%	97%	97%
(1)	Includes bitumen wells.

North America

North America, excluding Oil Sands Mining and Upgrading, accounted for approximately 66% of the total capital expenditures for 2014 compared to approximately 59% for 2013 (2012 – 69%).

During 2014, the Company targeted 76 net natural gas wells, including 28 wells in Northeast British Columbia, 38 wells in Northwest Alberta and 10 wells in Northern Plains. The Company also targeted 1,036 net crude oil wells. The majority of these wells were concentrated in the Company’s Northern Plains region where 896 primary heavy crude oil wells, 24 Pelican Lake heavy crude oil wells, 15 bitumen (thermal oil) wells and 5 light crude oil wells were drilled. Another 96 wells targeting light crude oil were drilled outside the Northern Plains region.

The Company continued to access its large crude oil drilling inventory to maximize value in both the short and long term. Due to the Company’s focus on drilling crude oil wells in recent years, natural gas drilling activities have been reduced from historical levels. Deferred natural gas well locations have been retained in the Company’s prospect inventory.

During 2013, the Company discovered bitumen emulsion at surface in areas of the Primrose field. The Company continues to work with the regulator on the causation review of the bitumen emulsion seepage. The Company’s near-term steaming plan at Primrose has been modified, with steaming being reduced in certain areas.

Overall thermal oil production for 2014 averaged approximately 107,800 bbl/d, compared with approximately 96,500 bbl/d in 2013 (2012 – 99,500 bbl/d). Production volumes reflected the cyclic nature of thermal oil production at Primrose and production at Kirby South.

In response to declining commodity prices, in January 2015 the Company deferred development activities in the Kirby North Project.

Development of the tertiary recovery conversion projects at Pelican Lake continued and 24 horizontal wells were drilled during 2014. Pelican Lake production averaged approximately 50,100 bbl/d in 2014 (2013 – 42,900; 2012 – 38,200 bbl/d).

In order to expand its pipeline infrastructure the Company has participated in the expansion of the Cold Lake pipeline system. Initial pipeline commissioning activities are expected to commence in the first quarter of 2015 with the final phases of the project expected to continue for approximately three years.

Oil Sands Mining and Upgrading

Phase 2/3 expansion activity in 2014 was focused on field construction of the gas recovery unit, sulphur recovery unit, butane treatment unit, coker expansion, hydrogen unit, hydrotreater unit, vacuum distillation unit and distillation recovery unit, tank farms, cooling water tower, tailings, hydrotransport, froth treatment, tailings transfer pumphouses and pipelines, extraction plants, and ore preparation plant civil works along with engineering and procurement related to the ore preparation plants, froth treatment plant, hydrotransport, sourwater concentrator and combined hydrotreater.

Budgeted capital spending in 2015 has been revised from $2,450 million to $2,200 million through targeted cost efficiencies, while maintaining planned expansion activities.

North Sea

During 2014, the Company completed a five gross well drilling program at the Ninian field, supported by the Brownfield Allowance program. Subsequent to December 31, 2014, the Company reduced its 2015 drilling program to one well and suspended all other development activities. The decommissioning activities at the Murchison platform are ongoing and are expected to continue for approximately five years.

Offshore Africa

During 2014, in Côte d’Ivoire, the Company contracted a drilling rig for a 10 gross well development program at the Espoir field. Subsequent to December 31, 2014, the Company drilled the first well with first oil anticipated at the end of the first quarter of 2015. At the Baobab field, during 2014, the Company secured a drilling rig and subsequent to December 31, 2014, the rig arrived on location. The Company has commenced drilling the first well of its six gross well program with first oil anticipated in the second quarter of 2015.

In Côte d’Ivoire, during 2014, the operator in Block CI-514 completed drilling an exploratory well and encountered the presence of light oil. The well was plugged and the data gathered will now be evaluated to determine the extent of the accumulation and the forward plan for appraisal. The operator anticipates drilling a second exploratory well in the second quarter of 2015.

In South Africa, during 2014, the exploration well drilled on Block 11B/12B was suspended due to mechanical issues with marine equipment on the drilling rig. The rig safely left the well location and, as the available drilling window had ended, it was demobilized by the operator. The South African authorities have formally confirmed that the well drilled satisfies the work obligation for the initial period of the Block 11B/12B Exploration Right. The operator is reviewing the course of action to re-enter the well, and has indicated drilling operations are unlikely to resume in the area before 2016.

LIQUIDITY AND CAPITAL RESOURCES

($ millions, except ratios)	2014	2013	2012
Working capital deficit (1)	$673	$1,574	$1,264
Long-term debt (2) (3)	$14,002	$9,661	$8,736

Shareholders’ equity
Share capital	$4,432	$3,854	$3,709
Retained earnings	24,408	21,876	20,516
Accumulated other comprehensive income	51	42	58
Total	$28,891	$25,772	$24,283

Debt to book capitalization (3) (4)	33%	27%	26%
Debt to market capitalization (3) (5)	26%	20%	22%
After-tax return on average common shareholders’ equity (6)	14%	9%	8%
After-tax return on average capital employed (3) (7)	10%	7%	7%
(1)	Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)	Includes the current portion of long-term debt (2014 – $980 million; 2013 – $1,444 million; 2012 – $798 million).
(3)	Long-term debt is stated at its carrying value, net of fair value adjustments, original issue discounts and transaction costs.
(4)	Calculated as current and long-term debt; divided by the book value of common shareholders’ equity plus current and long-term debt.
(5)	Calculated as current and long-term debt; divided by the market value of common shareholders’ equity plus current and long-term debt.
(6)	Calculated as net earnings for the twelve month trailing period; as a percentage of average common shareholders’ equity for the year.
(7)	Calculated as net earnings plus after-tax interest and other financing expense for the twelve month trailing period; as a percentage of average capital employed for the year.

At December 31, 2014, the Company’s capital resources consisted primarily of cash flow from operations, available bank credit facilities and access to debt capital markets. Cash flow from operations and the Company’s ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the “Risks and Uncertainties” section of this MD&A. In addition, the Company’s ability to renew existing bank credit facilities and raise new debt is also dependent upon maintaining an investment grade debt rating and the condition of capital and credit markets. The Company continues to believe that its internally generated cash flow from operations supported by the implementation of its ongoing hedge policy, the flexibility of its capital expenditure programs supported by its multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long term and support its growth strategy.

On an ongoing basis the Company continues to focus on its balance sheet strength and available liquidity by:

—	Monitoring cash flow from operations, which is the primary source of funds;

—
Actively managing the allocation of maintenance and growth capital to ensure it is expended in a prudent and appropriate manner with flexibility to adjust to market conditions. In response to declining commodity prices in late 2014, the Company exercised its capital flexibility to address commodity price volatility and its impact on operating expenditures, capital commitments and long-term debt;

—
Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages. During the first quarter of 2015, the Company extended its existing $1,000 million non-revolving term credit facility to January 2017. In addition, the Company entered into a new $1,500 million non-revolving term credit facility maturing April 2018; and,

—
Monitoring exposure to individual customers, contractors, suppliers and joint venture partners on a regular basis and when appropriate, ensuring parental guarantees or letters of credit are in place to minimize the impact in the event of a default.

During 2013, the Company established a US commercial paper program. Borrowings of up to a maximum US$1,500 million are authorized. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.

At December 31, 2014, the Company had in place bank credit facilities of $5,627 million, of which approximately $2,643 million, net of commercial paper issuances of $580 million, was available for general corporate purposes. Subsequent to December 31, 2014, the Company entered into a new $1,500 million non-revolving term credit facility maturing April 2018 and extended the existing $1,000 million non-revolving term credit facility originally maturing March 2016 to January 2017.

During 2014, the Company repaid US$500 million of 1.45% notes and US$350 million of 4.90% notes. The Company issued US$500 million of three-month LIBOR plus 0.375% notes due March 2016, and concurrently entered into cross currency swaps to fix the foreign currency exchange rate risk at three-month CDOR plus 0.309% and $555 million. In addition, the Company issued US$500 million of 3.80% notes due April 2024, US$600 million of 1.75% notes due January 2018, and US$600 million of 3.90% notes due February 2025. Proceeds from the securities were used to repay bank indebtedness.

During 2014, the Company issued $500 million of 2.60% medium-term notes due December 2019 and $500 million of 3.55% medium-term notes due June 2024. Proceeds from the securities were used for general corporate purposes and repayment of bank indebtedness.

At December 31, 2014, the Company had $400 million of long-term debt maturing over the next 12 months ($400 million due June 2015).

Long-term debt was $14,002 million at December 31, 2014, resulting in a debt to book capitalization ratio of 33% (December 31, 2013 – 27%; December 31, 2012 – 26%). This ratio is within the 25% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operations is greater than current investment activities. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. The Company has hedged a portion of its production for 2015 at prices that protect investment returns to support ongoing balance sheet strength and the completion of its capital expenditure programs. Further details related to the Company’s long-term debt at December 31, 2014 are discussed in note 9 to the Company’s consolidated financial statements.

The Company’s commodity hedge policy reduces the risk of volatility in commodity prices and supports the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. As at March 4, 2015, 50,000 bbl/d of currently forecasted 2015 crude oil volumes were hedged using price collars. The Company has also entered into 30,000 bbl/d of crude oil WCS differential swaps in the first quarter of 2015. Further details related to the Company’s commodity derivative financial instruments outstanding at December 31, 2014 are discussed in note 17 to the Company’s consolidated financial statements.

Share Capital

As at December 31, 2014, there were 1,091,837,000 common shares outstanding (December 31, 2013 – 1,087,322,000 common shares) and 71,708,000 stock options outstanding. As at March 3, 2015, the Company had 1,092,528,000 common shares outstanding and 70,576,000 stock options outstanding.

On March 4, 2015, the Board of Directors approved an increase in the annual dividend to $0.92 per common share (previous annual dividend rate of $0.90 per common share), beginning with the quarterly dividend payable on April 1, 2015 at $0.23 per common share. This reflects confidence in the Company’s cash flow and provides a return to shareholders. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.

During 2014, the Company announced a Normal Course Issuer Bid to purchase through the facilities of the TSX and the NYSE, during the twelve month period commencing April 2014 and ending April 2015, up to 54,596,899 common shares. The Company’s Normal Course Issuer Bid announced in 2013 expired April 2014.

During 2014, the Company purchased for cancellation 10,095,000 common shares at a weighted average price of $44.85 per common share for a total cost of $453 million. Retained earnings were reduced by $414 million, representing the excess of the purchase price of common shares over their average carrying value.

COMMITMENTS AND OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company has entered into various commitments that will have an impact on the Company’s future operations. The following table summarizes the Company’s commitments as at December 31, 2014:

($ millions)	2015	2016	2017	2018	2019	Thereafter
Product transportation and pipeline	$442	$334	$301	$268	$237	$1,512
Offshore equipment operating leases and offshore drilling	$341	$92	$66	$59	$19	$–
Long-term debt (1)	$980	$2,397	$2,153	$1,160	$1,000	$6,395
Interest and other financing expense (2)	$555	$525	$445	$378	$350	$4,202
Office leases	$42	$42	$44	$46	$47	$284
Other	$204	$125	$40	$1	$–	$–
(1)	Long-term debt represents principal repayments only and does not reflect original issue discounts or transaction costs.
(2)
Interest and other financing expense amounts represent the scheduled fixed rate and variable rate cash interest payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates and foreign exchange rates as at December 31, 2014.

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

RESERVES

For the years ended December 31, 2014, 2013 and 2012, the Company retained Independent Qualified Reserves Evaluators to evaluate and review all of the Company’s proved and proved plus probable crude oil, NGLs and natural gas reserves.  The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101“) requirements.

The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States FASB Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC and in the “Supplementary Oil and Gas Information” section of the Company’s Annual Report.

The following tables summarize the company gross proved and proved plus probable reserves using forecast prices and costs as at December 31, 2014, prepared in accordance with NI 51-101 reserves disclosures:

Proved Reserves	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2013	440	244	258	1,157	2,211	4,305	110	5,137
Discoveries	1	–	–	–	–	14	1	5
Extensions	7	29	–	91	–	121	5	152
Infill Drilling	4	12	–	–	–	562	32	142
Improved Recovery	–	–	–	–	–	–	–	–
Acquisitions	31	–	–	–	–	1,407	34	300
Dispositions	(1)	–	–	–	–	(1)	–	(1)
Economic Factors	(17)	(1)	–	–	(4)	(58)	(1)	(33)
Technical Revisions	9	(3)	34	8	(9)	219	20	97
Production	(29)	(52)	(18)	(39)	(40)	(568)	(13)	(288)
December 31, 2014	445	229	274	1,217	2,158	6,001	188	5,511

Proved Plus Probable Reserves	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2013	644	334	362	2,170	3,289	6,109	174	7,991
Discoveries	2	–	–	–	–	17	1	6
Extensions	12	41	–	134	358	178	8	583
Infill Drilling	7	16	1	–	–	741	43	191
Improved Recovery	–	–	–	–	–	–	–	–
Acquisitions	40	–	–	–	–	1,892	47	403
Dispositions	(1)	–	–	–	–	(1)	–	(1)
Economic Factors	(3)	(1)	–	–	(11)	(49)	(1)	(24)
Technical Revisions	(12)	(21)	50	47	(3)	(181)	(1)	30
Production	(29)	(52)	(18)	(39)	(40)	(568)	(13)	(288)
December 31, 2014	660	317	395	2,312	3,593	8,138	258	8,891

At December 31, 2014, the company gross proved crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 4,511 MMbbl, and gross proved plus probable crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 7,535 MMbbl. Proved reserve additions and revisions replaced 148% of 2014 production. Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 246 MMbbl, and additions to proved plus probable reserves amounted to 709 MMbbl. Net positive revisions amounted to 36 MMbbl for proved reserves and 44 MMbbl for proved plus probable reserves, primarily due to technical revisions to prior estimates.

At December 31, 2014, the company gross proved natural gas reserves totaled 6,001 Bcf, and gross proved plus probable natural gas reserves totaled 8,138 Bcf. Proved reserve additions and revisions replaced 399% of 2014 production. Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 2,103 Bcf, and additions to proved plus probable reserves amounted to 2,827 Bcf. Net positive revisions amounted to 161 Bcf for proved reserves and net negative revisions amounted to 230 Bcf for proved plus probable reserves, primarily due to technical revisions to prior estimates.

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
•
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

For additional details regarding the Company’s risks and uncertainties, refer to the Company’s AIF for the year ended December 31, 2014.

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

The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 4.6% (2013 – 5.0%; 2012 – 4.3%). For 2014, the Company’s capital expenditures included $346 million for abandonment expenditures (2013 – $207 million; 2012 – $204 million). The Company’s estimated discounted ARO at December 31, 2014 was as follows:

($ millions)	2014	2013
Exploration and Production
North America	$2,012	$1,707
North Sea	1,169	1,090
Offshore Africa	255	225
Oil Sands Mining and Upgrading	783	1,138
Midstream	2	2
	$4,221	$4,162

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

In Canada, the federal government has indicated its intent to develop regulations to address industrial GHG emissions, as part of the national GHG reduction target. The federal government is also developing a comprehensive management system for air pollutants, and has released draft regulations pertaining to certain boilers, heaters and compressor engines operated by the Company.

In the Province of Alberta, GHG reduction regulations came into effect July 1, 2007, affecting facilities emitting more than 100 kilotonnes of CO2e annually. Four of the Company’s facilities, the Horizon facility, the Primrose/Wolf Lake in situ heavy crude oil facilities, the Hays sour natural gas plant, and the Wapiti gas plant are subject to compliance under the regulations. The Kirby South in situ heavy crude oil facility will be subject to compliance under the regulations in 2016. In the Province of British Columbia, carbon tax is currently being assessed at $30/tonne of CO2e on fuel consumed and gas flared in the province. The province of Saskatchewan released draft GHG regulations that regulate facilities emitting more than 50 kilotonnes of CO2e annually and will likely require the North Tangleflags in situ heavy oil facility to meet the reduction target for its GHG emissions once the governing legislation comes into force. In the UK, GHG regulations have been in effect since 2005. In Phase 1 (2005 – 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 – 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions. In Phase 3 (2013 – 2020) the Company’s CO2 allocation was further reduced.  The Company continues to focus on implementing reduction programs based on efficiency audits to reduce CO2 emissions at its major facilities and on trading mechanisms to ensure compliance with requirements now in effect.

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

There are a number of unresolved issues in relation to Canadian federal and provincial GHG regulatory requirements. Key among them is the form of regulation, an appropriate common facility emission level, availability and duration of compliance mechanisms, and resolution of federal/provincial harmonization agreements. The Company continues to pursue GHG emission reduction initiatives including: solution gas conservation, compressor optimization to improve fuel gas efficiency, CO2 capture and sequestration in oil sands tailings, CO2 capture and storage in association with EOR, and participation in COSIA.

The additional requirements of enacted or proposed GHG regulations on the Company’s operations may increase capital expenditures and operating expenses, including those related to Horizon and the Company’s other existing and certain planned oil sands projects. This may have an adverse effect on the Company’s future net earnings and cash flow from operations.

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

A) Depletion, Depreciation and Amortization and Impairment

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

E&E assets are tested for impairment when facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount, by comparing the relevant costs to the fair value of Cash Generating Units (“CGUs”), aggregated at the segment level. Indications of impairment include leases approaching expiry, the existence of low benchmark commodity prices for an extended period of time, significant downward revisions in estimated probable reserves volumes, significant increases in estimated future exploration or development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks. The determination of the fair value of CGUs requires the use of assumptions and estimates including future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and production costs, discount rates and income taxes. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.

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

The Company assesses property, plant and equipment for impairment discounted at rates currently ranging from 10% to 12% whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Indications of impairment include the existence of low commodity prices for an extended period, significant downward revisions of estimated reserves volumes, significant increases in estimated future development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks. If an indication of impairment exists, the Company performs an impairment test related to the specific assets at the CGU level.

B) Crude Oil and Natural Gas Reserves

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

C) Asset Retirement Obligations

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

The estimated present values of ARO related to long-term assets are recognized as a liability in the period in which they are incurred. The provision for the ARO is estimated by discounting the expected future cash flows to settle the ARO at the Company’s weighted average credit-adjusted risk-free interest rate, which is currently 4.6%. Subsequent to initial measurement, the ARO is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense whereas changes in discount rates or estimated future cash flows are capitalized to or derecognized from property, plant and equipment. Changes in estimates would impact accretion and depletion expense in net earnings. In addition, differences between actual and estimated costs to settle the ARO, timing of cash flows to settle the obligation and future inflation rates may result in gains or losses on the final settlement of the ARO.

D) Income Taxes

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

E) Risk Management Activities

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

F) Purchase Price Allocations

Purchase prices related to business combinations are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires the Company to make estimates, assumptions and judgements regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities, including the fair value of crude oil and natural gas properties, together with deferred income tax effects. As a result, the purchase price allocation impacts the Company’s reported assets and liabilities and future net earnings due to the impact on future depletion, depreciation and amortization expense and impairment tests.

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

G) Share-Based Compensation

The Company has made various assumptions in estimating the fair values of stock options granted including expected volatility, expected exercise behavior and future forfeiture rates. At each period end, stock options outstanding are remeasured for subsequent changes in the fair value of the liability.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2014, the Company adopted the version of IFRS 9 “Financial Instruments” issued in November, 2013. IFRS 9 replaced the sections of IAS 39 “Financial Instruments: Recognition and Measurement” that relate to the classification and measurement of financial instruments and hedge accounting.

IFRS 9 replaced the multiple classification and measurement models for financial assets with a new model that has only two measurement categories: amortized cost and fair value through profit or loss. This determination is made at initial recognition. For financial liabilities, the new standard retained most of the IAS 39 requirements. The main change arose in cases where the Company chose to designate a financial liability as fair value through profit or loss. In these situations, the portion of the fair value change related to the Company’s own credit risk is recognized in other comprehensive income rather than net earnings.  As a result of adopting IFRS 9, all of the Company’s financial assets as at December 31, 2013 were reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There were no changes to the classifications of the Company’s financial liabilities. In addition, there were no changes in the carrying values of the Company’s financial instruments as a result of the adoption of IFRS 9. The classification and measurement guidance was adopted retrospectively in accordance with the transition provisions of IFRS 9.

The Company also adopted the new hedge accounting guidance in IFRS 9. The new hedge accounting guidance replaced strict quantitative tests of effectiveness with less restrictive assessments of how well the hedging instrument accomplishes the Company’s risk management objectives for financial and non-financial risk exposures. IFRS 9 also allows the Company to hedge risk components of non-financial items which meet certain measurability or identifiable characteristics.

Upon adoption of IFRS 9, all of the Company’s existing hedging relationships that qualified for hedge accounting under IAS 39 were reassessed with respect to the new hedge accounting requirements in IFRS 9. The hedging relationships were continued under IFRS 9. The hedge accounting requirements in IFRS 9 were applied prospectively in accordance with the transition provisions of IFRS 9.

After adoption of IFRS 9, the Company’s accounting policies are substantially the same as at December 31, 2013, except for the change in financial asset categories as discussed above.

Effective January 1, 2014, the Company adopted an amendment to IAS 32 “Financial instruments: Presentation” relating to offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. The amendment did not have a significant impact on the Company’s consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” to provide guidance on the recognition of revenue and cash flows arising from an entity’s contracts with customers, and related disclosures. The new standard replaces several existing standards related to recognition of revenue and states that revenue should be recognized as performance obligations related to the goods or services delivered are settled. IFRS 15 also provides revenue accounting guidance for contract modifications and multiple-element contracts and prescribes additional disclosure requirements. The new standard is required to be adopted retrospectively effective January 1, 2017, with earlier adoption permitted. The Company is currently assessing the impact of IFRS 15 on its consolidated financial statements.

In May 2014 the IASB issued an amendment to IFRS 11 “Joint Arrangements” to clarify the accounting treatment when an entity acquires interests in joint ventures and joint operations. The amendment requires these acquisitions to be accounted for as business combinations. This amendment is effective January 1, 2016 and is to be applied prospectively. Adoption of this amended standard is not expected to result in a significant impact in the presentation of the Company’s consolidated financial statements.

In July 2014, the IASB issued amendments to IFRS 9 to include accounting guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective January 1, 2018. The Company is currently assessing the impact of this amendment on its consolidated financial statements.

CONTROL ENVIRONMENT

The Company’s management, including the President and the Chief Financial Officer and Senior Vice-President, Finance, evaluated the effectiveness of disclosure controls and procedures as at December 31, 2014, and concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its annual filings and other reports filed with securities regulatory authorities in Canada and the United States is recorded, processed, summarized and reported within the time periods specified and such information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosures.

The Company’s management also performed an assessment of internal control over financial reporting as at December 31, 2014, and concluded that internal control over financial reporting is effective. Further, there were no changes in the Company’s internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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

Included in the Company’s original 2015 budget was approximately $2,000 million of capital flexibility, which allows the Company to reallocate capital over 2015 as required. In response to declining commodity prices, in December 2014 the Company proactively reviewed its capital allocation strategy and in January 2015 announced that it would access this capital flexibility to reduce capital spending by approximately $2,400 million. Subsequently, capital expenditure guidance for 2015 has been further reduced by $150 million as a result of the reduction in scope of the originally planned 2015 Horizon maintenance turnaround from 35 days to 6 days. The Company has significant additional capital flexibility in 2015 to further curtail capital spending if required or increase capital spending if commodity prices strengthen.

As a result of the reduced capital expenditure targets for 2015, the Company revised its 2015 targeted annual production levels before royalties to average between 562,000 bbl/d and 602,000 bbl/d of crude oil and NGLs and between 1,730 MMcf/d and 1,770 MMcf/d of natural gas.

Capital expenditures in 2015 are currently targeted to be as follows:

($ millions)	2015
Exploration and Production
North America natural gas and NGLs	$490
North America crude oil	980
International crude oil	1,165
Thermal In Situ Oil Sands
Primrose and future	300
Kirby South	55
Kirby North Phase 1	105
Net acquisitions, Midstream and other	70
Total Exploration and Production	$3,165
Oil Sands Mining and Upgrading
Project Capital
Directive 74	55
Phase 2A	45
Phase 2B	1,210
Phase 3	550
Owner’s Costs and Other	340
Total Project Capital	$2,200
Technology and Phase 4	20
Sustaining capital	300
Turnarounds and reclamation	10
Capitalized interest and other	345
Total Oil Sands Mining and Upgrading	$2,875
Total	$6,040

SENSITIVITY ANALYSIS

The following table is indicative of the annualized sensitivities of cash flow from operations and net earnings from changes in certain key variables. The analysis is based on business conditions and sales volumes during the fourth quarter of 2014, excluding mark-to-market gains (losses) on risk management activities and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.

	Cash flow from operations ($ millions)	Cash flow from operations (per common share, basic)	Net earnings ($ millions)	Net earnings (per common share, basic)
Price changes
Crude oil – WTI US$1.00/bbl (1)
Excluding financial derivatives	$156	$0.14	$156	$0.14
Including financial derivatives	$142	$0.13	$142	$0.13
Natural gas – AECO C$0.10/Mcf (1)	$38	$0.03	$38	$0.03
Volume changes
Crude oil – 10,000 bbl/d	$121	$0.11	$78	$0.07
Natural gas – 10 MMcf/d	$7	$0.01	$1	$–
Foreign currency rate change
$0.01 change in US$ (1)
Including financial derivatives	$112 – 115	$0.10	$51 – 52	$0.05
Interest rate change – 1%	$22	$0.02	$22	$0.02
(1)	For details of financial instruments in place, refer to note 17 to the Company’s consolidated financial statements as at December 31, 2014.

DAILY PRODUCTION BY SEGMENT, BEFORE ROYALTIES

	Q1	Q2	Q3	Q4	2014	2013	2012
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	348,187	400,154	404,114	409,976	390,814	343,699	326,829
North America – Oil Sands Mining and Upgrading	113,095	119,236	82,012	128,090	110,571	100,284	86,077
North Sea	16,715	12,615	18,197	21,927	17,380	18,334	19,824
Offshore Africa	10,791	13,164	13,684	12,047	12,429	15,923	18,648
Total	488,788	545,169	518,007	572,040	531,194	478,240	451,378
Natural gas (MMcf/d)
North America	1,147	1,606	1,644	1,705	1,527	1,130	1,198
North Sea	7	5	7	10	7	4	2
Offshore Africa	21	23	23	18	21	24	20
Total	1,175	1,634	1,674	1,733	1,555	1,158	1,220
Barrels of oil equivalent (BOE/d)
North America – Exploration and Production	539,246	667,737	678,062	694,138	645,227	531,961	526,460
North America – Oil Sands Mining and Upgrading	113,095	119,236	82,012	128,090	110,571	100,284	86,077
North Sea	17,960	13,502	19,320	23,664	18,629	19,029	20,151
Offshore Africa	14,346	16,996	17,537	15,028	15,983	19,888	21,977
Total	684,647	817,471	796,931	860,920	790,410	671,162	654,665

PER UNIT RESULTS – EXPLORATION AND PRODUCTION

	Q1	Q2	Q3	Q4	2014	2013	2012
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$79.68	$87.03	$79.99	$62.80	$77.04	$73.81	$72.44
Transportation	2.49	2.74	2.32	2.15	2.41	2.22	2.20
Realized sales price, net of transportation	77.19	84.29	77.67	60.65	74.63	71.59	70.24
Royalties	14.05	15.62	13.66	9.05	12.99	11.13	10.67
Production expense	19.18	19.33	15.99	18.69	18.25	17.14	16.11
Netback	$43.96	$49.34	$48.02	$32.91	$43.39	$43.32	$43.46
Natural gas ($/Mcf) (1)
Sales price (2)	$5.69	$5.06	$4.54	$4.32	$4.83	$3.58	$2.70
Transportation	0.30	0.26	0.26	0.28	0.27	0.28	0.26
Realized sales price, net of transportation	5.39	4.80	4.28	4.04	4.56	3.30	2.44
Royalties	0.62	0.41	0.32	0.24	0.38	0.18	0.09
Production expense	1.61	1.52	1.45	1.39	1.48	1.42	1.31
Netback	$3.16	$2.87	$2.51	$2.41	$2.70	$1.70	$1.04
Barrels of oil equivalent ($/BOE) (1)
Sales price (2)	$63.14	$64.69	$59.56	$48.23	$58.48	$56.46	$52.85
Transportation	2.29	2.35	2.08	2.05	2.18	2.10	2.04
Realized sales price, net of transportation	60.85	62.34	57.48	46.18	56.30	54.36	50.81
Royalties	10.42	10.49	9.12	6.10	8.90	7.74	7.07
Production expense	15.82	15.35	13.15	14.66	14.67	14.24	13.14
Netback	$34.61	$36.50	$35.21	$25.42	$32.73	$32.38	$30.60
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.

PER UNIT RESULTS – OIL SANDS MINING AND UPGRADING

	Q1	Q2	Q3	Q4	2014	2013	2012
Crude oil and NGLs ($/bbl) (1)
SCO sales price	$107.82	$112.69	$103.91	$79.23	$100.27	$100.75	$90.74
Bitumen royalties (2)	5.06	6.77	7.17	4.44	5.77	5.11	4.34
Transportation	1.96	1.53	2.28	1.76	1.85	1.57	1.83
Adjusted cash production costs	41.11	36.61	37.13	34.34	37.18	40.57	42.83
Netback	$59.69	$67.78	$57.33	$38.69	$55.47	$53.50	$41.74
(1)	Amounts expressed on a per unit basis are based on sales volumes excluding turnaround periods.
(2)	Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.

TRADING AND SHARE STATISTICS

	Q1	Q2	Q3	Q4	2014	2013
TSX – C$
Trading volume (thousands)	174,223	127,633	149,886	265,838	717,580	683,003
Share Price ($/share)
High	$42.49	$49.22	$49.57	$43.75	$49.57	$36.04
Low	$34.72	$42.20	$42.89	$31.00	$31.00	$28.44
Close	$42.37	$49.03	$43.51	$35.92	$35.92	$35.94
Market capitalization as at December 31 ($ millions)					$39,219	$39,078
Shares outstanding (thousands)					1,091,837	1,087,322
NYSE – US$
Trading volume (thousands)	175,885	143,772	149,812	343,052	812,521	645,403
Share Price ($/share)
High	$38.44	$46.14	$46.65	$39.12	$46.65	$33.92
Low	$31.56	$38.23	$38.38	$26.53	$26.53	$26.98
Close	$38.37	$45.91	$38.84	$30.88	$30.88	$33.84
Market capitalization as at December 31 ($ millions)					$33,716	$36,795
Shares outstanding (thousands)					1,091,837	1,087,322

ADDITIONAL DISCLOSURE

Certifications

The required disclosure is included in Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F

Disclosure Controls and Procedures

As of the end of the registrant’s fiscal year ended December 31, 2014, an evaluation of the effectiveness of Canadian Natural’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was carried out by Canadian Natural’s management with the participation of Canadian Natural’s principal executive officer and principal financial officer. Based upon the evaluation, Canadian Natural’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, Canadian Natural’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Canadian Natural in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Canadian Natural’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Assessment of Internal Control Over Financial Reporting” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F.

Attestation Report of the Registered Public Accounting Firm

The required disclosure is included in the “Independent Auditor’s Report” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2014, there were no changes in Canadian Natural’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Canadian Natural’s internal control over financial reporting.

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

The Code of Ethics is available through the System for Electronic Document and Analysis and Retrieval (SEDAR) at www.sedar.com. Canadian Natural hereby undertakes to provide to any person, without charge and upon request, a copy of its Code of Ethics. Requests for copies can also be made by contacting:  Bruce E. McGrath, Corporate Secretary, Canadian Natural Resources Limited, 2100-855 2nd Street, S.W., Calgary, Alberta, Canada T2P 4J8.

Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (“PwC”) has been the auditor of Canadian Natural since Canadian Natural’s inception.  The aggregate amounts billed by PwC for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, excluding expenses, are set forth below.

Audit Fees

The aggregate fees billed for each of the last two fiscal years of Canadian Natural ended December 31, 2014 and December 31, 2013, for professional services rendered by PwC for the audit of its internal controls and annual consolidated financial statements in connection with statutory and regulatory filings or engagements for those fiscal years, unaudited reviews of the first, second and third quarters of its interim consolidated financial statements and audits of certain of Canadian Natural’s subsidiary companies’ annual financial statements were $3,047,000 for 2014 and were $3,032,000 for 2013.

Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2014 and December 31, 2013, for audit-related services by PwC including pension assets and Crown Royalty Statements, were $259,000 for 2014 and were $212,000 for 2013. Canadian Natural’s Audit Committee approved all of these audit-related services.

Tax Fees

The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2014 and December 31, 2013, for professional services rendered by PwC for tax services related to expatriate personal tax compliance and other corporate tax return matters were $523,000 for 2014 and were $478,000 for 2013. Canadian Natural’s Audit Committee approved all of these tax-related services.

All Other Fees

The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2014 and December 31, 2013 for other services were $87,000 for 2014 and were $73,000 for 2013.  The fees for other services paid in 2014 related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Canadian Natural’s Audit Committee approved all of the noted services.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee’s duties and responsibilities include the review and approval of fees to be paid to the independent auditors, scope and timing of the audit and other related services rendered by the independent auditors. The Audit Committee also reviews and approves the independent auditor’s annual audit plan, including scope, staffing, locations and reliance upon management and internal audit department prior to the commencement of the audit and reviews and approves proposed non-audit services to be provided by the independent auditors, except those non-audit services prohibited by legislation. Canadian Natural did not rely on the de minimis exemption provided by paragraph (c)(7)(i)(c) of Rule 2.01 of Regulation S-X in 2014.

Off Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations
In the normal course of business, the Company has entered into various commitments that will have an impact on the Company’s future operations. The following table summarizes the Company’s commitments as at December 31, 2014:

($ millions)	2015	2016	2017	2018	2019	Thereafter
Product transportation and pipeline	$442	$334	$301	$268	$237	$1,512
Offshore equipment operating leases and offshore drilling	$341	$92	$66	$59	$19	$–
Long-term debt (1)	$980	$2,397	$2,153	$1,160	$1,000	$6,395
Interest and other financing expense (2)	$555	$525	$445	$378	$350	$4,202
Office leases	$42	$42	$44	$46	$47	$284
Other	$204	$125	$40	$1	$–	$–
(1)	Long-term debt represents principal repayments only and does not reflect original issue discounts or transaction costs.
(2)
Interest and other financing expense amounts represent the scheduled fixed rate and variable rate cash interest payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates and foreign exchange rates as at December 31, 2014.

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

Dated this 25th day of March, 2015.

CANADIAN NATURAL RESOURCES LIMITED

By:	SIGNED “STEVE W. LAUT”
Name: Steve W. Laut
Title: President

Documents filed as part of this report:

EXHIBIT INDEX

Exhibit No.                            Description

23.1	Consent of PricewaterhouseCoopers LLP, independent chartered accountants.

23.2	Consent of Sproule Associates Limited, independent petroleum engineering consultants.

23.3	Consent of Sproule International Limited, independent petroleum engineering consultants.

23.4	Consent of GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.1	Supplementary Oil & Gas Information for the fiscal year ended December 31, 2014.