Form 40-F
period 2016-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2017-03-23
CIK 1017413

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F
[     ] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934
[ X ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016	Commission File Number: 001-12138

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
1,110,952,000 Common Shares outstanding as of December 31, 2016
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
All dollar amounts in this Annual Report on Form 40-F are expressed in Canadian dollars.  On March 15, 2017 the reported Bank of Canada noon rate for one Canadian dollar was US$0.7434. On March 15, 2017 the reported Bank of Canada noon rate for one U. S. dollar was C$1.3451.
Principal Documents
The following documents have been filed as part of this Annual Report on Form 40-F, starting on the following page:
A.	Annual Information Form
Annual Information Form of Canadian Natural Resources Limited (“Canadian Natural”) for the year ended December 31, 2016.
B.	Audited Annual Financial Statements
Canadian Natural’s audited consolidated financial statements for the years ended December 31, 2016 and 2015, including the auditor’s report with respect thereto.
C.	Management’s Discussion and Analysis
Canadian Natural’s Management’s Discussion and Analysis for the year ended December 31, 2016.
Supplementary Oil & Gas Information (Unaudited)
For Canadian Natural’s Supplementary Oil & Gas Information (Unaudited) for the year ended December 31, 2016, see Exhibit 99.1 to this Annual Report on Form 40-F.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2016

March 23, 2017

2	Canadian Natural Resources Limited

DEFINITIONS AND ABBREVIATIONS
The following are definitions and selected abbreviations used in this Annual Information Form:
API	Specific gravity measured in degrees on the American Petroleum Institute scale
ARO	Asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
bitumen
Naturally occurring solid or semi-solid hydrocarbon, consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in-situ recovery methods

BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
“Canadian Natural Resources Limited”, “Canadian Natural”, “Company”, “Corporation”	Canadian Natural Resources Limited and includes, where applicable, reference to subsidiaries of and partnership interests held by Canadian Natural Resources Limited and its subsidiaries
CBM	Coal Bed Methane
CO2	Carbon dioxide
CO2e	Carbon dioxide equivalents
Crude oil, natural gas and NGLs	The Company’s light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, synthetic crude oil, bitumen (thermal oil), natural gas and natural gas liquids
CSS	Cyclic Steam Stimulation
development well	Well drilled inside the established limits of an oil or gas reservoir or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive
dry well	Well that proves to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion
EOR	Enhanced Oil Recovery
exploratory well	Well that is not a development well, a service well, or a stratigraphic test well
extension well	Well that is drilled to test if a known reservoir extends beyond what had previously been believed to be the outer reservoir perimeter
fee title interest	Absolute ownership of legal title to mineral lands, subject to conditional interests that may have been granted from the title, such as petroleum and natural gas leases
FPSO	Floating Production, Storage and Offloading vessel
GHG	Greenhouse gas
gross acres	Total number of acres in which the Company has a working interest or fee title interest
gross wells	Total number of wells in which the Company has a working interest
Horizon	Horizon Oil Sands
IFRS	International Financial Reporting Standards
Mbbl	thousand barrels
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MD&A	Management’s Discussion and Analysis
MMbbl	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units

Canadian Natural Resources Limited	3

MMcf	million cubic feet
MMcf/d	million cubic feet per day
MM$	million Canadian dollars
NGLs	Natural gas liquids
net acres	Gross acres multiplied by the percentage working interest or fee title interest therein owned net asset value
Calculated as net present value, discounted at 10%, of the future net revenue (before income tax and excluding the ARO for development existing as at December 31, 2016) of the Company’s total proved plus probable crude oil, natural gas and NGLs reserves prepared using forecast prices and costs, plus the estimated market value of core unproved property, less net debt. Net debt is long term debt plus/minus the working capital deficit/surplus. Future development costs and abandonment and reclamation costs attributable to future development activity have been applied against the future net revenue

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses, and other guidance provided throughout this Annual Information Form (“AIF”) constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the construction and future operations of the North West Redwater bitumen upgrader and refinery, and construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or SCO that the Company may be reliant upon to transport its products to market and reference to the 2017 activity provided also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
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
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets, including the announced acquisition of a significant interest in the Athabasca Oil Sands Project and certain other producing and non-producing oil and gas properties; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.
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
The comparative Consolidated Financial Statements and the Company’s MD&A for the most recently completed fiscal year ended December 31, 2016, herein incorporated by reference, and certain information included in this AIF, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.
For the year ended December 31, 2016, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2016 and a preparation date of February 6, 2017.  Sproule evaluated the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves.  GLJ evaluated the Horizon SCO reserves.  The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
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
Special Note Regarding Non- GAAP Financial Measures
This AIF includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings (loss) from operations, funds flow from operations (formerly referred to as cash flow from operations), adjusted cash production costs and net asset value. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings (loss) and cash flows from operating activities, as determined in accordance with IFRS, as an indication of the Company’s performance. The non-GAAP measures adjusted net earnings (loss) from operations and funds flow from operations are reconciled to net earnings (loss), as determined in accordance with IFRS in the “Net Earnings (Loss) and Funds Flow from Operations” section of the Company’s MD&A which is incorporated by reference into this document.  The non-GAAP measure funds flow from operations is also reconciled to cash flows from operating activities in this section. The derivation of adjusted cash production costs is included in the “Operating Highlights – Oil Sands Mining and Upgrading” section of the Company’s MD&A which is incorporated by reference into this document.

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
January 1, 2012 - Aspect Energy Ltd.; Creo Energy Ltd.; 1585024 Alberta Ltd.
January 1, 2014 - Barrick Energy Inc.
January 1, 2015 - EOG Resources Canada Inc.
The main operating subsidiaries and partnerships of the Company, percentage of voting securities owned either directly or indirectly, and their jurisdictions of incorporation are as follows:
	Jurisdiction of Incorporation	% Ownership
Subsidiary
Canadian Natural Upgrading Limited	Alberta	100
CanNat Energy Inc.	Delaware	100
CNR (ECHO) Resources Inc.	Alberta	100
CNR International (U.K.) Investments Limited	England	100
CNR International (U.K.) Limited	England	100
CNR International (Côte d’Ivoire) SARL	Côte d’Ivoire	100
CNR International (Gabon) Limited	Gabon	100
CNR International (South Africa) Limited	Alberta	100
Horizon Construction Management Ltd.	Alberta	100
Partnership
Canadian Natural Resources	Alberta	100
Canadian Natural Resources Northern Alberta Partnership	Alberta	100
Canadian Natural Resources 2005 Partnership	Alberta	100
CNRI (Gabon) SCS	Gabon	100

Canadian Natural, as the managing partner, CNR (ECHO) Resources Inc. and Canadian Natural Resources 2005 Partnership are the partners of Canadian Natural Resources, a general partnership. Canadian Natural, as the managing partner, CNR (ECHO) Resources Inc., Canadian Natural Resources and Canadian Natural Resources 2005 Partnership are partners of Canadian Natural Resources Northern Alberta Partnership, a general partnership. Canadian Natural, as the managing partner, and CNR (ECHO) Resources Inc. are the partners of Canadian Natural Resources 2005 Partnership, a general partnership. CNR International (South Africa) Limited as the limited partner and CNR International (Gabon) Limited as the general partner are the partners of CNRI (Gabon) SCS.

Canadian Natural Resources Limited	7

In the ordinary course of business, Canadian Natural restructures its subsidiaries and partnerships to maintain efficient operations and to facilitate acquisitions and divestitures.
The consolidated financial statements of Canadian Natural include the accounts of the Company and all of its subsidiaries and wholly owned partnerships.
GENERAL DEVELOPMENT OF THE BUSINESS
2014
During 2014, the Company completed the acquisition of certain Canadian crude oil and natural gas properties for cash consideration of approximately $3,110 million, subject to final closing adjustments. In connection with the agreement, the Company negotiated an additional $1,000 million unsecured bank credit facility with a two-year maturity and with terms similar to the Company’s current syndicated credit facilities. The acquired lands and production base were all located in Western Canada in areas adjacent to or near the Company’s current conventional operations, primarily in Northeast British Columbia, Northwest Alberta and Northern Plains areas.
During 2014, the Company issued US$500 million floating rate unsecured notes due March 30, 2016 at a rate of 3 month LIBOR plus 0.375%, US$500 million principal amount of 3.80% unsecured notes due April 15, 2024, US$600 million of 1.75% unsecured notes due January 15, 2018 and US$600 million of 3.90% unsecured notes due February 1, 2025.  In addition, the Company issued $500 million of 2.60% unsecured notes due December 3, 2019 and $500 million of 3.55% unsecured notes due June 3, 2024.
2015
In response to declining commodity prices, the Company’s capital expenditures for 2015 reflected reductions in its capital program by approximately $3,400 million, as well as changes to its capital allocation strategy, including the decrease in drilling activity in North America, partially offset by the planned drilling activities in Offshore Africa.
During 2015, the Company’s existing $1,000 million non-revolving term credit facility was extended, maturing January 2017. The Company also entered into a new $1,500 million non-revolving term credit facility maturing April 2018.  Both facilities were fully drawn at December 31, 2015. In addition, the Company’s $1,500 million revolving syndicated credit facility was increased to $2,425 million and the maturity date was extended to June 2019 from June 2016. The $3,000 million revolving syndicated credit facility was reduced to $2,425 million and the maturity date was extended to June 2020 from June 2017. The Company also issued $500 million of series 2 medium-term notes due August 2020 through the reopening of its previously issued 2.89% notes and repaid $400 million of 4.95% medium-term notes.
The Company commenced a review of its royalty lands and royalty revenue portfolio in 2014. The review included a detailed examination of the Company’s freehold and royalty land position, production volumes, product mix, associated cash flow and collection of payments. In the fourth quarter of 2015, the Company disposed of its North America royalty income assets for total consideration of $1,658 million. Total consideration on the disposition was comprised of $673 million in cash, together with $985 million of non-cash consideration, comprised of approximately 44.4 million common shares of PrairieSky with a value of $22.16 per common share determined at the closing date. Subject to certain conditions, including applicable regulatory and/or shareholder approvals, the Company  agreed with PrairieSky that, by no later than December 31, 2016, it would distribute sufficient common shares of PrairieSky to the Company’s shareholders so that the Company, after such distribution, would hold less than 10% of the issued and outstanding common shares of PrairieSky.
2016
The Company previously entered into a 20 year transportation agreement to ship 75,000 bbl/d of crude oil on the proposed Kinder Morgan Trans Mountain Expansion from Edmonton, Alberta to Vancouver, British Columbia. This pipeline has received regulatory approval and plans are to begin construction in 2017.
During 2016, the Company completed the net distribution of approximately 21.8 million PrairieSky common shares to the shareholders of record of the Company as at June 3, 2016, completing the previously announced Plan of Arrangement. The distribution was recognized as a return of capital of $546 million. Subsequent to the distribution, the Company’s ownership interest in PrairieSky was less than 10% of the issued and outstanding common shares of PrairieSky.
During 2016, the Company disposed of its ownership interest in the Cold Lake Pipeline. Net consideration on the disposition was comprised of $349 million in cash, together with $190 million of non-cash share consideration of approximately 6.4 million common shares of Inter Pipeline Ltd with a value of $29.57 per common share, determined as of the closing date.

8	Canadian Natural Resources Limited

During 2016, the Company issued $1,000 million of 3.31% medium term notes due February 2022 and entered into a new $125 million non-revolving term credit facility maturing February 2019, which was fully drawn at December 31, 2016.  As well, the Company prepaid $250 million of the borrowings outstanding under the previously outstanding $1,000 million non-revolving term credit facility and extended the facility to February 2019 from January 2017.  This $750 million facility was fully drawn at December 31, 2016.  In addition, the Company repaid US$250 million of 6% notes and US$500 million of three-month LIBOR plus 0.375% notes.
2017
On March 9, 2017, the Company announced it entered into agreements, subject to receiving all required consents and regulatory and other approvals, to acquire 70% of the Athabasca Oil Sands Project (“AOSP”), including 70% of the Scotford Upgrader, as well as additional working interests in other producing and non-producing oil sands leases.  The Company has agreed with Shell Canada Limited and certain subsidiaries (‘Shell”) to acquire its 60% working interest in the AOSP including an interest in the mining and extraction operations, north of Fort McMurray, Alberta; the Scotford Upgrader and the Quest Carbon Capture and Storage (CCS) project located north of Edmonton, Alberta: and its 100% working interest in its Peace River/Carmon Creek thermal in situ operations, its 100% working interest in the Cliffdale heavy oil field as well as other oil sands leases.  As well, the Company will have access to use various technologies acquired and developed in conjunction with the acquired assets.  Canadian Natural and Shell have also agreed with Marathon Oil Corporation (“Marathon Oil”) to jointly acquire Marathon Oil’s 20% share in AOSP and related oil sands investments. The total preliminary consideration of the transactions is approximately $12.7 billion.
The acquisitions are targeted to close in mid-2017.  The aggregate consideration under the acquisition will comprise 97,560,795 common shares of the Company with an estimated value of approximately $4 billion at the announcement date and a cash payment of approximately $8.7 billion.
In conjunction with the acquisition and assumption of operatorship of the oil sands mines and in situ lands, approximately 3,100 employees will join the Company, with approximately 2,760 located at the mines, 110 located in the Peace River in situ region and 230 in Calgary.
In conjunction with the issuance of approximately $4 billion of Company common equity to Shell, Canadian Natural has fully committed acquisition financing arrangements of $9 billion comprised of a $3 billion term loan facility and up to $6 billion in bridge facility to bonds in the US and Canadian debt capital markets.
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
The Company has a full complement of management, technical and support staff to pursue these objectives. As at December 31, 2016, the Company had the following full time equivalent permanent employees:
North America, Exploration and Production	4,210
North America, Oil Sands Mining and Upgrading	2,667
North Sea	363
Offshore Africa	30
Total Company	7,270
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

The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces namely: natural gas and NGLs, light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, SCO from our oil sands mining operations and bitumen (thermal oil). The Company’s large diversified project portfolio enables the effective allocation of capital to higher return opportunities, which together provide complementary infrastructure and balance throughout the business cycle. Natural gas is the largest single commodity sold, accounting for 35% of 2016 production. Virtually all of the Company’s natural gas and NGLs production is located in the Canadian provinces of Alberta, British Columbia and Saskatchewan and is marketed in Canada and the US. Light and medium crude oil and NGLs, representing 17% of 2016 production, is located in the Company’s North Sea and Offshore Africa properties, and in the provinces of Alberta, British Columbia and Saskatchewan. Primary heavy crude oil accounting for 13% of 2016 production, Pelican Lake heavy crude oil accounting for 6% of 2016 production, and our bitumen (thermal oil) accounting for 14% of 2016 production are in the provinces of Alberta and Saskatchewan. SCO from our oil sands mining operations in Northern Alberta accounted for approximately 15% of 2016 production. Midstream assets, primarily comprised of two operated pipeline systems, and an electricity cogeneration facility, provide cost effective infrastructure supporting the heavy crude oil and bitumen operations. The Company’s Midstream assets also include a 50% interest in the Redwater Partnership.
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
The Company regularly meets with and submits to inspections by the various governments in the regions where the Company operates. The Company’s associated environmental risk management strategies focus on working with legislators and regulators to ensure that any new or revised policies, legislation or regulations properly reflect a balanced approach to sustainable development. Specific measures in response to existing or new legislation include a focus on the Company’s energy efficiency, air emissions management, released water quality, reduced fresh water use and the minimization of the impact on the landscape. Training and due diligence for operators and contractors are key to the effectiveness of the Company’s environmental management programs and the prevention of incidents. The Company believes that it meets all existing environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet current environmental protection requirements. In Canada these requirements apply to all operators in the crude oil and natural gas industry and it is not anticipated that the Company’s competitive position within the industry will be adversely affected by changes in applicable legislation.
The Company has internal procedures designed to ensure that the environmental aspects of new acquisitions and developments are taken into account prior to proceeding. The Company’s environmental management plan and operating guidelines focus on minimizing the environmental impact of operations while meeting regulatory requirements, regional management frameworks, industry operating standards and guidelines, and internal corporate standards. The Company’s proactive program includes: an internal environmental compliance audit and inspection program of the Company’s operating facilities; a suspended well inspection program to support future development or eventual abandonment; appropriate reclamation and decommissioning standards for wells and facilities ready for abandonment; an effective surface reclamation program; a due diligence program related to groundwater monitoring; an active program related to preventing and reclaiming spill sites; a solution gas conservation program; a program to replace the majority of fresh water for steaming with brackish water; water programs to improve efficiency of use, recycle rates and water storage; environmental planning for all projects to assess environmental impacts and to implement avoidance and mitigation programs; reporting for environmental liabilities; a program to optimize efficiencies at the Company’s operated facilities; continued evaluation of new technologies to reduce environmental impacts and support for Canada’s Oil Sands Innovation Alliance (“COSIA”); CO2 reduction programs including carbon capture at hydrotreaters, the injection of CO2 into tailings and for use in EOR; a program in place related to progressive reclamation and tailings management at Horizon including low fines mining; and participation and support for the Joint Oil Sands Monitoring Program. The Company has also established operating standards in the following areas: exercising care with respect to all waste produced through effective waste management plans; using water-based, environmentally friendly drilling muds whenever possible; and minimizing produced water volumes offshore through cost-effective measures.  The Company has also adopted the Hydraulic Fracturing Operating Practices that were developed by the Canadian Association of Petroleum Producers (“CAPP”).  In 2016, Canadian Natural continued its environmental liability reduction program with the abandonment of 406 inactive wells.  In addition, reclamation was initiated at many of these sites with the eventual goal of reclamation certification. In 2016 the Company received 1,046 reclamation certificates representing 2,329 hectares of land. Further, decommissioning of inactive facilities and cleanup of active facilities was conducted to address environmental liabilities at operating assets. The Company participates in both the Canadian federal and provincial regulated GHG emissions reporting programs and continues to quantify annual GHG emissions for internal reporting
10	Canadian Natural Resources Limited

purposes. The Company continues to invest in people, proven and new technologies, facilities and infrastructure to recover and process crude oil and natural gas resources efficiently and in an environmentally sustainable manner.
The Company, through CAPP, is working with Canadian legislators and regulators as they develop and implement new GHG emissions laws and regulations. Internally, the Company is pursuing an integrated emissions reduction strategy, to ensure it is able to comply with existing and future emissions reduction requirements, for both GHGs and air pollutants (such as sulphur dioxide and oxides of nitrogen). The Company continues to develop strategies that will enable it to deal with the risks and opportunities associated with new GHG and air emissions policies, such as provincial and federal methane policy development.  In addition, the Company is working with relevant parties to ensure that new policies encourage technological innovation, energy efficiency, and targeted research and development while not impacting competitiveness.
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
The Company continues to implement flaring, venting, fuel and solution gas conservation programs. In 2016, the Company completed approximately 407 gas conservation projects in its primary heavy crude oil operations, resulting in a reduction of 2.4 million tonnes/year of CO2e. Over the past five years the Company has spent over $95 million in its primary heavy crude oil and in situ oil sands operations to conserve the equivalent of over 18.4 million tonnes of CO2e. The Company also monitors the performance of its compressor fleet as part of the Company’s compressor optimization initiative to improve fuel gas efficiency. These programs also influence and direct the Company’s plans for new projects and facilities. Horizon has incorporated advancements in technology to further reduce GHG emissions through maximizing heat integration, the use of cogeneration to meet steam and electricity demands and the design of the hydrogen production facility to enable CO2 capture, the sequestration of CO2 in oil sands tailings and recovery of hydrocarbon liquids from refinery fuel gas. The Company implemented a fuel gas import project in its North Sea operations to reduce diesel consumption in addition to continued focus on its flare reduction program in both the North Sea and Offshore Africa operations.
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
Alberta royalties on oil sands projects are based on a sliding scale ranging from 1% to 9% on a gross revenue basis pre-payout and 25% to 40% on a net revenue basis post-payout, depending on benchmark crude oil pricing.
Effective January 1, 2017, the Alberta Government adopted the Modernized Royalty Framework (MRF) for conventional crude oil, natural gas and NGL royalties.  Alberta will have a parallel royalty regime system with the existing Alberta Royalty Framework (ARF) for 10 years until December 31, 2026 and the MRF will apply to wells drilled on or after January 1, 2017. Under the MRF, conventional royalty rates will range from a minimum of 5% to a maximum of 36% for natural gas and NGLs and a minimum 5% to a maximum 40% for crude oil.
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
The Company is subject to federal and provincial income taxes in Canada at a combined rate of approximately 27% after allowable deductions.
In Canada, the federal government has ratified the Paris climate change agreement, with a commitment to reduce GHG emissions by 30% from 2005 levels by 2030. Under the Pan-Canadian Framework on Clean Growth and Climate Change, the federal and provincial governments will be developing specific policy and regulatory measures to meet Canada’s 2030 targets.  Canada has also committed to reduce methane emissions from the upstream oil and natural gas sector by 40-45% by 2025, as compared to 2012 levels. The federal government is also developing a comprehensive management system for air pollutants, and has released regulations pertaining to certain boilers, heaters and compressor engines operated by the Company.
GHG reduction regulations came into effect July 1, 2007 in Alberta, affecting facilities emitting more than 100 kilotonnes of CO2e annually. Five of the Company’s facilities, the Horizon facility, the Primrose/Wolf Lake in situ heavy crude oil facilities, the Kirby South in situ heavy crude oil facility, the Hays sour natural gas plant and the Wapiti gas plant are subject to compliance under the regulations. In British Columbia, carbon tax is currently being assessed at $30/tonne of CO2e on fuel consumed and gas flared in the province. The Saskatchewan Government released draft GHG regulations that would regulate facilities emitting more than 50 kilotonnes of CO2e annually and will likely require the North Tangleflags in situ heavy oil facility to meet the reduction target for its GHG emissions once the governing legislation comes into force.
For 2017, the Alberta provincial government has implemented increases in both the carbon price and stringency of the existing large-emitter regulatory system and  the carbon pricing for large-emitter systems is $30/tonne.  Effective 2018 the Alberta large-emitter system is expected to change from the current system of facility-specific baselines, to a system of output-based allocations (OBA).  The details of the proposed OBA system are expected to be finalized in 2017.  The Alberta Government has also announced a program to reduce methane emissions from the upstream oil and gas sector, and a carbon price on combustion emissions from the upstream oil and gas sector beginning in 2023. In British Columbia, the provincial government has also announced a methane reduction target, comparable to the federal target.
United Kingdom
Under existing law, the UK government has broad authority to regulate the petroleum industry, including exploration, development, conservation and rates of production.
Effective January 1, 2016 the PRT rate, which is a charge on certain crude oil and natural gas profits, was reduced to 0%. Allowable abandonment expenditures eligible for carryback to 2015 and prior taxation years for PRT purposes remain recoverable at 50%. In addition, the supplementary charge on oil and gas profits was reduced to 10%. An Investment Allowance on qualifying capital expenditures is deductible for supplementary charge purposes, subject to certain restrictions.  As a result of these changes, the overall tax rate applicable to taxable income from oil and gas activities is 40%.
During 2013, the UK government introduced a Decommissioning Relief Deed (“DRD”) which is a contractual mechanism whereby the UK government guarantees its participation in future field abandonments through a recovery of PRT and corporate income tax.
In the UK, GHG regulations have been in effect since 2005. In Phase 1 (2005 – 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 – 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions.  In Phase 3 (2013 - 2020) the Company’s CO2 allocation was further reduced. The

12	Canadian Natural Resources Limited

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
C. COMPETITIVE FACTORS
The energy industry is highly competitive in all aspects of the business including the exploration for and the development of new sources of supply, the construction and operation of crude oil and natural gas pipelines and related facilities, the acquisition of crude oil and natural gas interests, the transportation and marketing of crude oil, natural gas and NGLs, and electricity and the attraction and retention of skilled personnel.  The Company’s competitors include both integrated and non-integrated crude oil and natural gas companies as well as other petroleum products and energy sources.
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
Approximately 33% of the Company’s 2016 production on a BOE basis was primary heavy crude oil, Pelican Lake heavy crude oil, and bitumen (thermal oil). The market prices for these products currently differs from the established market indices for light and medium grades of crude oil due principally to quality differences.  As a result, the price received for these products currently differs from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase in differential could have a material adverse effect on the Company’s financial condition.
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

Canadian Natural Resources Limited	13

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
Current and potential climate change policies and regulations are considered when making decisions to advance the Company’s business strategy.  The Company is tracking the development of policies and regulations at the national and provincial level. In November 2015, the Government of Alberta announced a Climate Leadership Plan, including measures to reduce methane emissions, implement an emissions limit for oil sands, introduce a broad-based carbon price (with phase-in for the upstream industry), and modify the existing regulatory system for large emitting facilities. The Company continues to pursue GHG emission reduction initiatives including: solution gas conservation, compressor optimization to improve fuel gas efficiency, CO2 capture and sequestration in oil sands tailings, CO2 capture and storage in association with EOR and participation in COSIA.
Various jurisdictions have enacted or are evaluating low carbon fuel standards, which may affect access to market for crude oils with higher emissions intensity. In March 2016 the US and Canadian governments issued a joint statement regarding a commitment to lowering methane emissions from the oil and natural gas sector by 2025. This reduction is expected to be implemented through a combination of federal and provincial actions, such as those announced by the Alberta government in November 2015.
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
In March 2015, Alberta Environment and Parks released the Tailings Management Framework (TMF) policy.  In July 2016, the Alberta Energy Regulator (AER), released Directive 85 - Fluid Tailings Management for Oil Sands Mining Projects. The Directive establishes performance criteria for tailings operations and sets out the requirements for approval, monitoring and reporting in respect of tailings ponds and tailings management plans. The Company submitted an updated Tailings Management Plan application in September 2016 to meet the proposed Directive criteria.
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

will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent the Company’s funds flow from operations are insufficient to fund capital expenditures and external sources of capital become limited or unavailable, the Company’s ability to make the necessary capital investments to maintain and expand its crude oil and natural gas reserves will be impaired. In addition, Canadian Natural may be unable to find and develop or acquire additional reserves to replace its crude oil and natural gas production at acceptable costs.
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
Project Risk
Canadian Natural has a variety of exploration, development and construction projects underway at any given time. Project delays may result in delayed revenue receipts and cost overruns may result in projects being uneconomic. The Company’s ability to complete projects is dependent on general business and market conditions as well as other factors beyond the Company’s control including the availability of skilled labour and manpower, the availability and proximity of pipeline capacity, weather, fires, environmental and regulatory matters, ability to access lands, availability of drilling and other equipment, and availability of processing capacity.
Sources of Liquidity
The ability of the Company to fund current and future capital projects and carry out our business plan, including the announced acquisition of a significant interest in the AOSP and certain other producing and non-producing oil and gas properties, is dependent on our ability to generate cash flow as well as raise capital in a timely manner under favourable terms and conditions and is impacted by our credit ratings and the condition of the capital and credit markets. In addition, changes in credit ratings may affect the Company's ability to, and the associated costs of, entering into ordinary course derivative or hedging transactions, as well as entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms. The Company also enters into various transactions with counterparties and is subject to credit risk related to non-payment for sales contracts or non-performance by counterparties to contracts.
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

Canadian Natural Resources Limited	15

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
Information Technology
The Company utilizes a variety of information systems in its operations. A significant interruption or failure of the Company’s information technology systems and related data and control systems or a significant breach of security could adversely affect the Company’s operations. Notwithstanding the Company’s proactive approach to combatting cybersecurity threats, such threats frequently change and require evolving monitoring and detection efforts. Examples of such threats include unauthorized access to information technology systems due to social engineering, hacking, viruses and other causes.  A successful cyber-attack could result in the loss, disclosure or theft of confidential information related to the Company’s proprietary business activities and the personnel files of its employees.  The Company has implemented cyber security protocols and procedures to address this risk.
Other Business Risks
Other business risks which may negatively impact the Company’s financial condition include regulatory issues, risk of increases in government taxes and changes to the royalty regime, risk of litigation, risk to the Company’s reputation resulting from operational activities that may cause personal injury, property damage or environmental damage, labour risk associated with securing the manpower necessary to complete capital projects in a timely and cost effective manner, severe weather conditions, timing and success of integrating the business and operations of acquired companies including the announced acquisition of a significant interest in the AOSP and certain other producing and non-producing oil and gas properties, and the dependency on third party operators for some of the Company’s assets.  The majority of the Company’s assets are held in one or more corporate subsidiaries or partnerships.  In the event of the liquidation of any corporate subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by the Company to pay its indebtedness.

16	Canadian Natural Resources Limited

FORM 51-101F1 STATEMENT OF RESERVES DATA AND OTHER INFORMATION
For the year ended December 31, 2016, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2016 and a preparation date of February 6, 2017.  Sproule evaluated the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves.  GLJ evaluated the Horizon SCO reserves.  The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
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

Canadian Natural Resources Limited	17

Summary of Company Gross Reserves
As of December 31, 2016
Forecast Prices and Costs
	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	115	95	211	322	2,544	4,074	100	4,066
Developed Non-Producing	10	16	3	13	-	369	9	113
Undeveloped	43	76	50	934	15	2,102	89	1,557
Total Proved	168	187	264	1,269	2,559	6,545	198	5,736
Probable	65	72	120	1,248	1,045	2,366	86	3,030
Total Proved plus Probable	233	259	384	2,517	3,604	8,911	284	8,766

North Sea
Proved
Developed Producing	28					31		33
Developed Non-Producing	2					2		2
Undeveloped	104					8		106
Total Proved	134					41		141
Probable	119					44		126
Total Proved plus Probable	253					85		267

Offshore Africa
Proved
Developed Producing	42					24		46
Developed Non-Producing	-					-		-
Undeveloped	45					7		46
Total Proved	87					31		92
Probable	46					49		54
Total Proved plus Probable	133					80		146

Total Company
Proved
Developed Producing	185	95	211	322	2,544	4,129	100	4,145
Developed Non-Producing	12	16	3	13	-	371	9	115
Undeveloped	192	76	50	934	15	2,117	89	1,709
Total Proved	389	187	264	1,269	2,559	6,617	198	5,969
Probable	230	72	120	1,248	1,045	2,459	86	3,210
Total Proved plus Probable	619	259	384	2,517	3,604	9,076	284	9,179

18	Canadian Natural Resources Limited

Summary of Company Net Reserves
As of December 31, 2016
Forecast Prices and Costs
	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	104	80	164	257	2,186	3,682	78	3,483
Developed Non-Producing	9	14	3	11	-	331	7	99
Undeveloped	38	65	41	767	9	1,832	76	1,301
Total Proved	151	159	208	1,035	2,195	5,845	161	4,883
Probable	55	59	83	976	864	2,043	69	2,447
Total Proved plus Probable	206	218	291	2,011	3,059	7,888	230	7,330

North Sea
Proved
Developed Producing	28					31		33
Developed Non-Producing	2					2		2
Undeveloped	104					8		106
Total Proved	134					41		141
Probable	118					44		125
Total Proved plus Probable	252					85		266

Offshore Africa
Proved
Developed Producing	39					17		42
Developed Non-Producing	-					-		-
Undeveloped	35					6		36
Total Proved	74					23		78
Probable	34					32		39
Total Proved plus Probable	108					55		117

Total Company
Proved
Developed Producing	171	80	164	257	2,186	3,730	78	3,558
Developed Non-Producing	11	14	3	11	-	333	7	101
Undeveloped	177	65	41	767	9	1,846	76	1,443
Total Proved	359	159	208	1,035	2,195	5,909	161	5,102
Probable	207	59	83	976	864	2,119	69	2,611
Total Proved plus Probable	566	218	291	2,011	3,059	8,028	230	7,713

Canadian Natural Resources Limited	19

NOTES
1.	“Company gross reserves” are Canadian Natural’s working interest share of reserves before deduction of royalties and without including any royalty interests of the Company.
2.	“Company net reserves” are the company gross reserves less all royalties payable to others plus royalties receivable from others.
3.	References to “light and medium crude oil” means “light crude oil and medium crude oil combined”.
4.	“Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as at a given date, based on analysis of drilling, geological, geophysical, and engineering data, with the use of established technology and under specified economic conditions which are generally accepted as being reasonable.
Reserves are classified according to the degree of certainty associated with the estimates:
—	“Proved reserves” are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
—	“Probable reserves” are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:
—	“Developed reserves” are reserves that are expected to be recovered from (i) existing wells and installed facilities or, if the facilities have not been installed, that would involve a low expenditure (compared to the cost of drilling a well) to put the reserves on production, and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. The developed category may be subdivided into producing and non-producing.
—	“Undeveloped reserves” are reserves that are expected to be recovered from known accumulations with new wells on undrilled acreage, or from existing wells where significant expenditures are required for the completion of these wells or for the installation of processing and gathering facilities prior to the production of these reserves. Reserves on undrilled acreage are limited to those drilling units directly offsetting development spacing areas that are reasonably certain of production when drilled unless reliable technology exists that establishes reasonable certainty of economic producibilty at greater distances.
5.	The reserve evaluation involved data supplied by the Company with respect to geological and engineering data, adjustments for product quality, heating value and transportation, interests owned, royalties payable, production costs, capital costs and contractual commitments. This data was found by the IQRE to be reasonable.
6.	BOE values as presented may not calculate due to rounding.
A report on reserves data by the IQREs is provided in Schedule “A” to this AIF. A report by the Company’s management and directors on crude oil, natural gas and NGLs reserves disclosure is provided in Schedule “B” to this AIF.

20	Canadian Natural Resources Limited

Summary of Net Present Values of Future Net Revenue Before Income Taxes
As of December 31, 2016
Forecast Prices and Costs
MM$	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%	Unit Value Discounted at 10%/year $/BOE (1)
North America
Proved
Developed Producing	151,065	72,123	45,331	33,426	26,874	13.01
Developed Non-Producing	2,306	1,524	1,133	898	741	11.44
Undeveloped	34,284	28,553	18,653	12,196	8,263	14.34
Total Proved	187,655	102,200	65,117	46,520	35,878	13.34
Probable	134,289	42,165	18,869	10,961	7,455	7.71
Total Proved plus Probable	321,944	144,365	83,986	57,481	43,333	11.46

North Sea
Proved
Developed Producing	(1,632)	(87)	290	375	386	8.79
Developed Non-Producing	103	88	75	65	56	37.50
Undeveloped	4,081	2,730	1,913	1,393	1,046	18.05
Total Proved	2,552	2,731	2,278	1,833	1,488	16.16
Probable	8,628	4,729	2,873	1,898	1,341	22.98
Total Proved plus Probable	11,180	7,460	5,151	3,731	2,829	19.36

Offshore Africa
Proved
Developed Producing	1,084	1,124	1,053	964	883	25.07
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	2,008	1,248	826	576	418	22.94
Total Proved	3,092	2,372	1,879	1,540	1,301	24.09
Probable	3,034	1,919	1,325	979	762	33.97
Total Proved plus Probable	6,126	4,291	3,204	2,519	2,063	27.38

Total Company
Proved
Developed Producing	150,517	73,160	46,674	34,765	28,143	13.12
Developed Non-Producing	2,409	1,612	1,208	963	797	11.96
Undeveloped	40,373	32,531	21,392	14,165	9,727	14.82
Total Proved	193,299	107,303	69,274	49,893	38,667	13.58
Probable	145,951	48,813	23,067	13,838	9,558	8.83
Total Proved plus Probable	339,250	156,116	92,341	63,731	48,225	11.97
(1)	Unit values are based on company net reserves.

Canadian Natural Resources Limited	21

Summary of Net Present Values of Future Net Revenue After Income Taxes(1)
As of December 31, 2016
Forecast Prices and Costs
MM$	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%
North America
Proved
Developed Producing	112,270	55,391	35,549	26,571	21,565
Developed Non-Producing	1,707	1,112	821	647	532
Undeveloped	25,012	20,365	12,987	8,218	5,331
Total Proved	138,989	76,868	49,357	35,436	27,428
Probable	98,441	30,707	13,633	7,856	5,304
Total Proved plus Probable	237,430	107,575	62,990	43,292	32,732

North Sea
Proved
Developed Producing	(610)	40	204	242	245
Developed Non-Producing	103	61	47	39	34
Undeveloped	2,259	1,665	1,212	900	685
Total Proved	1,752	1,766	1,463	1,181	964
Probable	5,274	2,919	1,791	1,194	850
Total Proved plus Probable	7,026	4,685	3,254	2,375	1,814

Offshore Africa
Proved
Developed Producing	867	947	904	836	771
Developed Non-Producing	-	-	-	-	-
Undeveloped	1,524	958	642	453	332
Total Proved	2,391	1,905	1,546	1,289	1,103
Probable	2,269	1,447	1,009	753	593
Total Proved plus Probable	4,660	3,352	2,555	2,042	1,696

Total Company
Proved
Developed Producing	112,527	56,378	36,657	27,649	22,581
Developed Non-Producing	1,810	1,173	868	686	566
Undeveloped	28,795	22,988	14,841	9,571	6,348
Total Proved	143,132	80,539	52,366	37,906	29,495
Probable	105,984	35,073	16,433	9,803	6,747
Total Proved plus Probable	249,116	115,612	68,799	47,709	36,242
(1)	After-tax net present values consider the Company’s existing tax pool balances and current tax regulations and do not represent an estimate of the value at the consolidated entity level, which may be significantly different. For information at the consolidated entity level, refer to the Company’s Consolidated Financial Statements and the Management’s Discussion and Analysis for the year ended December 31, 2016.

22	Canadian Natural Resources Limited

Additional Information Concerning Future Net Revenue
The following table summarizes the undiscounted future net revenue as at December 31, 2016 using forecast prices and costs.
Total Future Net Revenue (Undiscounted)
	North America		North Sea		Offshore Africa		Total
MM$	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable
Revenue	452,738	759,548	13,251	26,604	6,564	9,907	472,553	796,059
Royalties	69,565	128,021	26	42	213	358	69,804	128,421
Production Costs	143,080	237,502	5,920	8,913	2,079	2,145	151,079	248,560
Development Costs	43,455	61,537	2,497	4,023	772	837	46,724	66,397
Abandonment and Reclamation Costs – Future Development(1)	494	749	-	190	27	60	521	999
Abandonment and Reclamation Costs – Existing Development(1)	8,489	9,795	2,256	2,256	381	381	11,126	12,432
Future Net Revenue Before Income Taxes	187,655	321,944	2,552	11,180	3,092	6,126	193,299	339,250
Income Taxes	48,666	84,514	800	4,154	701	1,466	50,167	90,134
Future Net Revenue After Income Taxes (2)	138,989	237,430	1,752	7,026	2,391	4,660	143,132	249,116
(1)	Abandonment and reclamation costs included in the calculation of the future net revenue for 2016 consist of both forecast estimates of abandonment and reclamation costs attributable to future development activity, as well as certain costs already included in the Company’s ARO for development existing as at December 31, 2016. The Company’s estimated ARO at December 31, 2016 was $1,313 million, discounted at 10% (unescalated and undiscounted ARO at December 31, 2016 was $10,401 million). Approximately $6,646 million of this unescalated and undiscounted amount was also included in the future net revenue and is escalated at 2.0% per year after 2017. Specifically, for North America (excluding SCO assets), future net revenue includes the costs associated with abandonment and reclamation of wells (wells, well sites, wellsite equipment and pipelines) with assigned reserves. For SCO assets, future net revenue includes the costs associated with the abandonment and reclamation of the mine site and all mining and upgrading facilities. For North Sea and Offshore Africa, future net revenue includes the costs associated with the abandonment and reclamation of offshore wells and facilities with assigned reserves.
(2)	Future net revenue is prior to provision for interest, general and administrative expenses and the impact of any risk management activities.

Canadian Natural Resources Limited	23

The following table summarizes the future net revenue by production group as at December 31, 2016 using forecast prices and costs.
	Future Net Revenue By Product Type (1) (2)
Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)	Unit Value ($/BOE)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	8,735	19.33
	Primary Heavy Crude Oil (including solution gas)	3,099	19.20
	Pelican Lake Heavy Crude Oil (including solution gas)	3,529	17.01
	Bitumen (Thermal Oil)	12,038	11.63
	Synthetic Crude Oil	34,256	15.61
	Natural Gas (including by-products but excluding solution gas and by-products from oil wells)	8,386	7.98
	Abandonment and Reclamation Costs – Existing Development	(769)	-
	Total	69,274	13.58
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	14,481	20.30
	Primary Heavy Crude Oil (including solution gas)	4,401	19.90
	Pelican Lake Heavy Crude Oil (including solution gas)	4,746	16.29
	Bitumen (Thermal Oil)	18,409	9.15
	Synthetic Crude Oil	40,346	13.19
	Natural Gas (including by-products but excluding solution gas and by-products from oil wells)	10,769	7.60
	Abandonment and Reclamation Costs – Existing Development	(811)	-
	Total	92,341	11.97
(1)	Unit values are based on company net reserves.
(2)	The net present values of the future net revenue for each product type includes the forecast estimates of abandonment and reclamation costs attributable to future development activity. The net present value of the future net revenue for the “Abandonment and Reclamation Costs – Existing Development” contains certain costs already included in the Company’s ARO for development existing as at December 31, 2016, which are not applied at the product type level.

24	Canadian Natural Resources Limited

Pricing Assumptions
The crude oil, natural gas and NGLs reference pricing and the inflation and exchange rates used in the preparation of reserves and related future net revenue estimates are as per the Sproule price forecast dated December 31, 2016. The following is a summary of the Sproule price forecast.
	2017	2018	2019	2020	2021	Average annual increase thereafter
Crude Oil and NGLs
WTI(1) (US$/bbl)	$55.00	$65.00	$70.00	$71.40	$72.83	2.00%
WCS(2) (C$/bbl)	$53.12	$61.85	$64.94	$66.93	$68.27	2.00%
Canadian Light Sweet(3) (C$/bbl)	$65.58	$74.51	$78.24	$80.64	$82.25	2.00%
Cromer LSB(4) (C$/bbl)	$64.58	$73.51	$77.24	$79.64	$81.25	2.00%
Edmonton C5+(5) (C$/bbl)	$67.95	$75.61	$78.82	$80.47	$82.15	2.00%
North Sea Brent(6) (US$/bbl)	$55.00	$65.00	$70.00	$71.40	$72.83	2.00%
Natural Gas
AECO(7) (C$/MMBtu)	$3.44	$3.27	$3.22	$3.91	$4.00	2.00%
BC Westcoast Station 2(8) (C$/MMBtu)	$3.04	$2.87	$2.82	$3.51	$3.60	2.00%
Henry Hub(9) (US$/MMBtu)	$3.50	$3.50	$3.50	$4.00	$4.08	2.00%
(1)	“WTI” refers to the price of West Texas Intermediate crude oil at Cushing, Oklahoma.
(2)	“WCS” refers to Western Canadian Select, a blend of heavy crude oils and bitumen with sweet synthetic and condensate diluents at Hardisty, Alberta; reference price used in the preparation of primary heavy crude oil, Pelican Lake heavy crude oil and bitumen (thermal oil) reserves.
(3)	“Canadian Light Sweet” refers to the price of light gravity (40˚ API), low sulphur content Mixed Sweet Blend (MSW) crude oil at Edmonton, Alberta; reference price used in the preparation of light and medium crude oil and SCO reserves.
(4)	“Cromer LSB” refers to the price of light sour blend (35˚ API) physical crude oil at Cromer, Manitoba; reference price used in the preparation of light and medium crude oil in SE Saskatchewan and SW Manitoba reserves.
(5)	“Edmonton C5+” refers to pentanes plus at Edmonton, Alberta; reference price used in the preparation of NGLs reserves; also used in determining the diluent costs associated with primary heavy crude oil and bitumen (thermal oil) reserves.
(6)	“North Sea Brent” refers to the benchmark price for European, African and Middle Eastern crude oil; reference price used in the preparation of North Sea and Offshore Africa light crude oil reserves.
(7)	“AECO” refers to the Alberta natural gas trading price at the AECO-C hub in southeast Alberta; reference price used in the preparation of North America (excluding British Columbia) natural gas reserves.
(8)	“BC Westcoast Station 2” refers to the natural gas delivery point on the Spectra Energy system at Chetwynd, British Columbia; reference price used in the preparation of British Columbia natural gas reserves.
(9)	“Henry Hub” refers to a distribution hub on the natural gas pipeline system in Erath, Louisiana and is the pricing point for natural gas futures on the New York Mercantile Exchange.
The forecast prices and costs assume the continuance of current laws and regulations, and any increases in wellhead selling prices also take inflation into account. Sales prices are based on reference prices as detailed above and adjusted for quality and transportation on an individual property basis. A foreign exchange rate of 0.7800 US$/C$ for 2017, 0.8200 US$/C$ for 2018, and 0.8500 US$/C$ after 2018 was used in the 2016 evaluation.
Production and capital costs are escalated at Sproule’s cost inflation rate of 0% per year for 2017 and 2.0% per year after 2017 for all products.
The Company’s 2016 average pricing, net of blending costs and excluding risk management activities, was $51.95 /bbl for light and medium crude oil, $34.73/bbl for primary heavy crude oil, $36.03/bbl for Pelican Lake heavy crude oil, $30.47/bbl for bitumen (thermal oil), $58.59/bbl for SCO, $24.69/bbl for NGLs and $2.32/Mcf for natural gas.

Canadian Natural Resources Limited	25

Reconciliation of Company Gross Reserves
As of December 31, 2016
Forecast Prices and Cost
PROVED
North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2015	138	213	268	1,225	2,408	6,038	195	5,453
Discoveries	1	-	-	-	-	3	-	2
Extensions	7	9	-	53	-	196	9	111
Infill Drilling	7	5	-	-	-	224	4	53
Improved Recovery	-	-	6	-	-	-	-	6
Acquisitions	15	-	-	3	-	103	5	40
Dispositions	-	-	-	-	-	(4)	-	(1)
Economic Factors	(5)	(3)	-	-	-	(102)	(1)	(26)
Technical Revisions	23	1	7	29	196	681	1	371
Production	(18)	(38)	(17)	(41)	(45)	(594)	(15)	(273)
December 31, 2016	168	187	264	1,269	2,559	6,545	198	5,736

North Sea

December 31, 2015	158					39		165
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	1					-		1
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	(16)					16		(14)
Production	(9)					(14)		(11)
December 31, 2016	134					41		141

Offshore Africa

December 31, 2015	90					29		95
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	1					1		1
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	5					12		7
Production	(9)					(11)		(11)
December 31, 2016	87					31		92

Total Company

December 31, 2015	386	213	268	1,225	2,408	6,106	195	5,713
Discoveries	1	-	-	-	-	3	-	2
Extensions	7	9	-	53	-	196	9	111
Infill Drilling	9	5	-	-	-	225	4	55
Improved Recovery	-	-	6	-	-	-	-	6
Acquisitions	15	-	-	3	-	103	5	40
Dispositions	-	-	-	-	-	(4)	-	(1)
Economic Factors	(5)	(3)	-	-	-	(102)	(1)	(26)
Technical Revisions	12	1	7	29	196	709	1	364
Production	(36)	(38)	(17)	(41)	(45)	(619)	(15)	(295)
December 31, 2016	389	187	264	1,269	2,559	6,617	198	5,969

26	Canadian Natural Resources Limited

PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2015	54	81	120	1,182	1,225	2,300	88	3,134
Discoveries	-	-	-	-	-	2	1	1
Extensions	8	4	-	29	-	106	8	66
Infill Drilling	3	2	-	1	-	64	2	19
Improved Recovery	-	-	1	-	-	-	-	1
Acquisitions	4	-	-	1	-	22	1	10
Dispositions	-	-	-	-	-	(3)	-	-
Economic Factors	(1)	-	-	-	-	(32)	(2)	(8)
Technical Revisions	(3)	(15)	(1)	35	(180)	(93)	(12)	(193)
Production	-	-	-	-	-	-	-	-
December 31, 2016	65	72	120	1,248	1,045	2,366	86	3,030

North Sea

December 31, 2015	126					57		135
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	1					-		1
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	(8)					(13)		(10)
Production	-					-		-
December 31, 2016	119					44		126

Offshore Africa

December 31, 2015	52					45		59
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	-					-		-
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	(6)					4		(5)
Production	-					-		-
December 31, 2016	46					49		54

Total Company

December 31, 2015	232	81	120	1,182	1,225	2,402	88	3,328
Discoveries	-	-	-	-	-	2	1	1
Extensions	8	4	-	29	-	106	8	66
Infill Drilling	4	2	-	1	-	64	2	20
Improved Recovery	-	-	1	-	-	-	-	1
Acquisitions	4	-	-	1	-	22	1	10
Dispositions	-	-	-	-	-	(3)	-	-
Economic Factors	(1)	-	-	-	-	(32)	(2)	(8)
Technical Revisions	(17)	(15)	(1)	35	(180)	(102)	(12)	(208)
Production	-	-	-	-	-	-	-	-
December 31, 2016	230	72	120	1,248	1,045	2,459	86	3,210

Canadian Natural Resources Limited	27

PROVED PLUS PROBABLE
North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2015	192	294	388	2,407	3,633	8,338	283	8,587
Discoveries	1	-	-	-	-	5	1	3
Extensions	15	13	-	82	-	302	17	177
Infill Drilling	10	7	-	1	-	288	6	72
Improved Recovery	-	-	7	-	-	-	-	7
Acquisitions	19	-	-	4	-	125	6	50
Dispositions	-	-	-	-	-	(7)	-	(1)
Economic Factors	(6)	(3)	-	-	-	(134)	(3)	(34)
Technical Revisions	20	(14)	6	64	16	588	(11)	178
Production	(18)	(38)	(17)	(41)	(45)	(594)	(15)	(273)
December 31, 2016	233	259	384	2,517	3,604	8,911	284	8,766

North Sea

December 31, 2015	284					96		300
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	2					-		2
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	(24)					3		(24)
Production	(9)					(14)		(11)
December 31, 2016	253					85		267

Offshore Africa

December 31, 2015	142					74		154
Discoveries	-					-		-
Extensions	-					-		-
Infill Drilling	1					1		1
Improved Recovery	-					-		-
Acquisitions	-					-		-
Dispositions	-					-		-
Economic Factors	-					-		-
Technical Revisions	(1)					16		2
Production	(9)					(11)		(11)
December 31, 2016	133					80		146

Total Company

December 31, 2015	618	294	388	2,407	3,633	8,508	283	9,041
Discoveries	1	-	-	-	-	5	1	3
Extensions	15	13	-	82	-	302	17	177
Infill Drilling	13	7	-	1	-	289	6	75
Improved Recovery	-	-	7	-	-	-	-	7
Acquisitions	19	-	-	4	-	125	6	50
Dispositions	-	-	-	-	-	(7)	-	(1)
Economic Factors	(6)	(3)	-	-	-	(134)	(3)	(34)
Technical Revisions	(5)	(14)	6	64	16	607	(11)	156
Production	(36)	(38)	(17)	(41)	(45)	(619)	(15)	(295)
December 31, 2016	619	259	384	2,517	3,604	9,076	284	9,179
(1)	Discoveries are additions to reserves in reservoirs where no reserves were previously booked.
(2)	Extensions are additions to reserves resulting from step-out drilling or recompletions.
(3)	Infill Drilling are additions to reserves resulting from drilling or recompletions within the known boundaries of a reservoir.
(4)	Improved Recovery are additions to reserves resulting from the implementation of improved recovery schemes.
(5)	Negative volumes, if any, for probable reserves result from the transfer of probable reserves to proved reserves. If reserves previously assigned to a discovery, an extension, an infill drilling, or an improved recovery reserves change category are initially classified as probable, they may be classified as a proved addition, in the same reserves change category, in the year when the reserves are reclassified as proved.
(6)	Economic Factors are changes primarily due to price forecasts.
(7)	Technical Revisions include changes in previous estimates resulting from new technical data or revised interpretations.

28	Canadian Natural Resources Limited

At December 31, 2016, the company gross proved crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 4,866 MMbbl, and company gross proved plus probable crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 7,667 MMbbl.  Proved reserve additions and revisions replaced 189% of 2016 production.  Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 126 MMbbl, and additions to proved plus probable reserves amounted to 192 MMbbl.  Net positive revisions amounted to 237 MMbbl for proved reserves and 44 MMbbl for proved plus probable reserves, primarily due to technical revisions.
At December 31, 2016, the company gross proved natural gas reserves totaled 6,617 Bcf, and company gross proved plus probable natural gas reserves totaled 9,076 Bcf. Proved reserve additions and revisions replaced 183% of 2016 production. Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 523 Bcf, and additions to proved plus probable reserves amounted to 714 Bcf.  Net positive revisions amounted to 607 Bcf for proved reserves and 473 Bcf for proved plus probable reserves, primarily due to technical revisions.
Additional Information Relating to Reserves Data
Undeveloped Reserves
Undeveloped reserves are reserves expected to be recovered from known accumulations and require significant expenditure to develop and make capable of production.  Proved and probable undeveloped reserves were estimated by the IQRE in accordance with the procedures and standards contained in the COGE Handbook.
Proved Undeveloped Reserves

Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2014 First Attributed	7	13	-	91	-	653	36	256
Total	264	82	39	846	189	1,741	87	1,797
2015 First Attributed	3	4	-	29	125	487	15	257
Total	201	81	42	874	125	1,931	90	1,735
2016 First Attributed	14	3	-	55	-	282	13	132
Total	192	76	50	934	15	2,117	89	1,709

Probable Undeveloped Reserves

Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2014 First Attributed	7	7	-	44	358	343	18	491
Total	155	44	23	1,083	1,326	864	40	2,815
2015 First Attributed	4	3	-	90	4	507	26	212
Total	164	46	26	968	1,043	1,176	57	2,500
2016 First Attributed	10	2	-	30	-	130	8	72
Total	147	42	27	1,023	240	1,214	54	1,735

Canadian Natural Resources Limited	29

Bitumen (thermal oil) accounts for approximately 55% of the Company’s total proved undeveloped BOE reserves and 59% of the total probable undeveloped BOE reserves.  These undeveloped reserves are scheduled to be developed in a staged approach to align with current operational capacities and efficient capital spending commitments over approximately the next forty years.  These plans are continuously reviewed and updated for internal and external factors affecting planned activity.
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
Future Development Costs
The following table summarizes the undiscounted future development costs, excluding abandonment costs, using forecast prices and costs as of December 31, 2016.
Future Development Costs (Undiscounted)
	North America		North Sea		Offshore Africa		Total
Year	Proved (MM$)	Proved plus Probable (MM$)	Proved (MM$)	Proved plus Probable (MM$)	Proved (MM$)	Proved plus Probable (MM$)	Proved (MM$)	Proved plus Probable (MM$)
2017	2,606	2,762	116	118	76	76	2,798	2,956
2018	2,988	3,224	223	243	79	79	3,290	3,546
2019	2,866	3,255	268	274	147	148	3,281	3,677
2020	2,568	2,805	269	324	233	233	3,070	3,362
2021	2,143	2,450	313	332	80	126	2,536	2,908
Thereafter	30,284	47,041	1,308	2,732	157	175	31,749	49,948
Total	43,455	61,537	2,497	4,023	772	837	46,724	66,397
Management believes internally generated cash flows, existing credit facilities and access to debt capital markets are sufficient to fund future development costs. We do not anticipate the costs of funding would make the development of any property uneconomic.
30	Canadian Natural Resources Limited

Other Oil and Gas Information
Daily Production
Set forth below is a summary of the production, before royalties, from crude oil, natural gas and NGLs properties for the fiscal years ended December 31, 2016 and 2015.
	2016 Average Daily Production Rates		2015 Average Daily Production Rates
Region	Crude Oil & NGLs (Mbbl)	Natural Gas (MMcf)	Crude Oil & NGLs (Mbbl)	Natural Gas (MMcf)
North America
Northeast British Columbia	14	420	17	521
Northwest Alberta	40	677	42	679
Northern Plains	274	240	321	222
Southern Plains	17	282	14	238
Southeast Saskatchewan	6	3	6	3
Oil Sands Mining & Upgrading	123	-	123	-
North America Total	474	1,622	523	1,663
International
North Sea UK Sector	24	38	22	36
Offshore Africa	26	31	19	27
International Total	50	69	41	63
Company Total	524	1,691	564	1,726

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

comprehensive evaluation through two dimensional seismic, three dimensional seismic and targeting economic prospects close to existing infrastructure. The region has a mix of low risk multi-zone targets, deep higher risk exploration plays and emerging unconventional gas plays.  This area includes a natural gas processing plant with a design capacity of 145 MMcf/d and 11,000 bbl/d of NGLs at our Septimus Montney gas play as well as a pipeline to a deep cut gas facility. The southern portion of this region encompasses the Company’s BC Foothills assets where natural gas is produced from the deep Mississippian and Triassic aged reservoirs in this highly deformed structural area.
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
Included in the northern part of this region, approximately 200 miles north of Edmonton, Alberta are the Company’s holdings at Pelican Lake. These assets produce Pelican Lake heavy crude oil from the Wabasca formation with gravities of 12°-17° API. Production costs are low due to the absence of sand production and its associated disposal requirements, as well as the gathering and pipeline facilities in place. The Company has the major ownership position in the necessary infrastructure, roads, drilling pads, gathering and sales pipelines, batteries, gas plants and compressors, to ensure economic development of the large crude oil pool located on the lands, including the 62% owned and operated Pelican Lake Pipeline and a 20,000 bbl/d battery. The Company is using an EOR scheme through polymer flooding to increase the ultimate recoveries from the field. At the end of 2016, approximately 56% of the field had been converted to polymer injection.
Production of bitumen (thermal oil) from the 100% owned Primrose Field located near Bonnyville, Alberta involves processes that utilize steam to increase the recovery of the bitumen (10°-11°API). The processes employed by the Company are CSS, SAGD, and steamflood. These recovery processes inject steam to heat the bitumen deposits, reducing the viscosity and thereby improving its flow characteristics. There is also an infrastructure of gathering systems and a processing plant with a capacity of 119,500 bbl/d. The Company also holds a 50% interest in a co-generation facility capable of producing 84 megawatts of electricity for the Company’s use and sale into the Alberta power grid at pool prices. The Company continues to optimize the CSS process which results in a significant improvement in well productivity and in ultimate bitumen recovery.

Canadian Natural Resources Limited	33

During 2013, the Company discovered bitumen emulsion at surface in areas of the Primrose field. The Alberta Energy Regulator’s (“AER”) final investigation report on the Primrose flow to surface events was released on March 21, 2016.  The AER’s report was consistent with the Company’s interim Causation Report submitted to the AER on June 27, 2014 as well as the Company’s Final Report submitted on April 1, 2015.
The regulatory application for the Kirby In Situ Oil Sands Project (“Kirby South Phase 1”), located approximately 85 km northeast of Lac la Biche, was approved in the third quarter 2010 and sanctioned by the Board of Directors, with construction commencing in the fourth quarter 2010. First steam injection was achieved at Kirby South in September 2013.  The Kirby North Phase 1 project received all regulatory permits with facility construction commencing in the third quarter of 2014. In 2015, in response to declining commodity prices, the Company chose to temporarily delay spending on major construction activities on the Kirby North Project. In 2016, the Company decided to re-initiate the development of the Kirby North Project with engineering and procurement commencing in 2017. The overall project is approximately 46% complete.
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
The Southeast Saskatchewan area is located in the south eastern portion of the province extending into Manitoba and produces primarily light sour crude oil from as many as seven productive horizons found at depths up to 2,700 meters.

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
Horizon Oil Sands includes surface oil sands mining, bitumen extraction, bitumen upgrading and associated infrastructure. Mining of the oil sands is done using conventional truck and shovel technology. The ore is then processed through extraction and froth treatment facilities to produce bitumen, which is upgraded on-site into 34ºAPI SCO. The SCO is transported from the site by pipeline to the Edmonton area for distribution.  Two on-site cogeneration plants with a combined design capacity of 182 MW provides power and steam for the operations.
Site clearing and pre-construction preparation activities commenced in 2004 following regulatory approvals and the Company received project sanction by the Board of Directors in February 2005, authorizing management to proceed with Phase 1 of Horizon.  First SCO production was achieved during 2009 and production averaged 123,265 bbl/day in 2016.
During 2014, the Company successfully completed the expansion of the Coker Plant (Phase 2A) increasing plant name plate capacity to 137,000 bbl/d.
In the third quarter of 2016, the Company successfully completed the tie-in of the 45,000 bbl/d of additional production from the Phase 2B expansion.
At year-end 2016, Phase 3 expansion reached 89% physical completion. Within the scope of work for the combined hydrotreater, module installations and module interconnections are well advanced. Phase 3 includes the addition of extraction trains and the combined hydrotreater and sulphur recovery units.
Overall project completion is anticipated to be fourth quarter of 2017 and is targeted to increase Horizon SCO production to 250,000 bbl/d.

Canadian Natural Resources Limited	35

United Kingdom North Sea
Through its wholly owned subsidiary CNR International (U.K.) Limited, formerly Ranger Oil (U.K.) Limited, the Company has operated in the North Sea for over 40 years and has developed a significant database, extensive operating experience and an experienced staff.  In 2016, the Company produced from 9 crude oil fields.
The northerly fields are centered around the Ninian field where the Company has an 87.1% operated working interest. The central processing facility is connected to other fields including the Columba Terraces and Lyell fields where the Company operates with working interests of 91.6% to 100%.  The Company also has a 73.5% working interest in the Strathspey field.  In addition, the Company also has an interest in 9 licences covering 10 blocks and part blocks surrounding the Ninian platform and a 66.5% working interest in the abandoned Hutton field.
In the central portion of the North Sea, the Company holds an 87.6% operated working interest in the Banff field and also owns a 45.7% operated working interest in the Kyle field. Production from the Kyle field is processed through the Banff FPSO.
The Company holds a 100% operated working interest in T-block (comprising the Tiffany, Toni and Thelma fields).
The Company receives tariff revenue from other field owners for the processing of crude oil and natural gas through some of the processing facilities. Opportunities for further long-reach well development on adjacent fields are provided by the existing processing facilities.
The decommissioning activities at the Murchison platform commenced in the fourth quarter of 2013 and cessation of production occurred in the first quarter of 2014. The decommissioning activities are expected to be completed in approximately 3 years.
Due to the Company’s continued focus on proactive capital allocation and lowering overall operating and capital cost structures, the Company plans to commence abandonment of the Ninian North Platform in 2017.

36	Canadian Natural Resources Limited

Offshore Africa

Côte d’Ivoire
The Company owns interests in three exploration licences offshore Côte d’Ivoire.
The Company has a 58.7% operated interest in the Espoir field in Block CI-26 which is located in water depths ranging from 100 to 700 meters. Production from East Espoir commenced in 2002 and development drilling of West Espoir was completed in 2008. Crude oil from the East and West Espoir fields is produced to an FPSO with the associated natural gas delivered onshore through a subsea pipeline for local power generation. In 2016, the Company drilled 1 gross producing well and subsequently demobilized the drilling rig.
The Company has a 57.6% operated interest in the Baobab field, located in Block CI-40, which is eight kilometers south of the Espoir facilities. Production from the Baobab field commenced in 2005.  In 2016, the Company drilled 1 gross producing well and subsequently demobilized the drilling rig.
During 2012, the Company acquired a 36% non-operated working interest in Block CI-514 in Côte d’Ivoire, Offshore Africa. During the fourth quarter of 2015, the Company provided notice of its withdrawal from Block CI-514.
During 2013, the Company acquired a 60% operated working interest in Block CI-12 in Côte d’Ivoire, Offshore Africa. During the second quarter of 2016, the Company withdrew from Block CI-12.

Canadian Natural Resources Limited	37

Gabon

The Company has a permit comprising a 92% operating interest in the production sharing agreement for the block containing the Olowi Field. The field is located about 20 kilometers from the Gabonese coast and in 30 meters water depth. First crude oil production was achieved during the second quarter of 2009 at Platform C and during 2010 on Platform A and B. The Company has no further development activities currently planned for 2017.
South Africa
In May 2012 the Company completed the conversion of its 100% owned oil sub-lease in respect of Block 11B/12B off the south east coast of South Africa into an exploration right for petroleum in respect of this area.  During 2013, the Company disposed of a 50% interest in its exploration right in South Africa, for net cash consideration of US$255 million.  In the event that a commercial crude oil or natural gas discovery occurs on this exploration right, resulting in the exploration right being converted into a production right, an additional cash payment would be due to the Company at such time, amounting to US$450 million for a commercial crude oil discovery and US$120 million for a commercial natural gas discovery. In 2014, the exploration well drilled on Block 11B/12B was suspended due to mechanical issues with marine equipment on the drilling rig. The rig safely left the well location and, as the available drilling window had ended, it was demobilized by the operator. The South African authorities have formally confirmed the well drilled satisfies the work obligation for the initial period of the Block 11B/12B Exploration Right. The operator is reviewing the course of action to re-enter the well, and has indicated drilling operations are unlikely to resume in the area before 2018.

38	Canadian Natural Resources Limited

Producing and Non Producing Crude Oil and Natural Gas Wells
Set forth below is a summary of the number of wells in which the Company has a working interest that were producing or mechanically capable of producing as of December 31, 2016.
	Natural Gas Wells		Crude Oil Wells		Total Wells
Producing	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	27,904.0	22,484.4	10,922.0	9,534.4	38,826.0	32,018.8
British Columbia	2,389.0	2,062.4	263.0	233.8	2,652.0	2,296.2
Saskatchewan	10,748.0	9,757.7	2,997.0	1,802.6	13,745.0	11,560.3
Manitoba	-	-	207.0	202.6	207.0	202.6
Total Canada	41,041.0	34,304.5	14,389.0	11,773.4	55,430.0	46,077.9
United States	-	-	2.0	0.3	2.0	0.3
North Sea UK Sector	1.0	0.7	66.0	57.9	67.0	58.6
Offshore Africa
Côte d’Ivoire	-	-	25.0	14.6	25.0	14.6
Gabon	-	-	11.0	10.2	11.0	10.2
Total	41,042.0	34,305.2	14,493.0	11,856.4	55,535.0	46,161.6

Set forth below is a summary of the number of wells in which the Company has a working interest that were not producing or not mechanically capable of producing as of December 31, 2016.
	Natural Gas Wells		Crude Oil Wells		Total Wells
Non Producing	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	7,335.0	5,855.6	9,067.0	7,792.7	16,402.0	13,648.3
British Columbia	2,059.0	1,699.0	536.0	447.4	2,595.0	2,146.4
Saskatchewan	1,634.0	1,490.5	3,397.0	2,694.5	5,031.0	4,185.0
Manitoba	2.0	2.0	39.0	28.2	41.0	30.2
Northwest Territories	36.0	20.8	-	-	36.0	20.8
Total Canada	11,066.0	9,067.9	13,039.0	10,962.8	24,105.0	20,030.7
United States	1.0	0.1	2.0	0.3	3.0	0.4
North Sea UK Sector	3.0	2.2	30.0	27.3	33.0	29.5
Offshore Africa
Côte d’Ivoire	-	-	11.0	6.3	11.0	6.3
Gabon	-	-	2.0	1.9	2.0	1.9
Total	11,070.0	9,070.2	13,084.0	10,998.6	24,154.0	20,068.8

Canadian Natural Resources Limited	39

Properties With Attributed and No Attributed Reserves
The following table summarizes the Company’s landholdings as at December 31, 2016.
	Proved Properties		Unproved Properties		Total Acreage		Average Working Interest
Region (thousands of acres)	Gross	Net	Gross	Net	Gross	Net	%
North America
Northeast British Columbia	1,258	1,067	4,670	3,937	5,928	5,004	84%
Northwest Alberta	2,051	1,505	3,514	2,740	5,565	4,245	76%
Northern Plains	2,252	1,891	7,687	6,726	9,939	8,617	87%
Southern Plains	3,005	2,546	2,860	2,473	5,865	5,019	86%
Southeast Saskatchewan	121	109	126	117	247	226	91%
Thermal In Situ Oil Sands	96	96	821	713	917	809	88%
Oil Sands Mining & Upgrading	25	25	56	56	81	81	100%
Non-core Regions	8	2	1,192	436	1,200	438	37%
Fee Title	101	100	820	817	921	917	99%
North America Total	8,917	7,341	21,746	18,015	30,663	25,356	83%

International
North Sea UK Sector	63	55	85	78	148	133	90%
Offshore Africa
Côte d’Ivoire	10	6	91	53	101	59	58%
Gabon	-	-	152	140	152	140	92%
South Africa	-	-	4,002	2,001	4,002	2,001	50%
International Total	73	61	4,330	2,272	4,403	2,333	53%
Company Total	8,990	7,402	26,076	20,287	35,066	27,689	79%
Where the Company holds interests in different formations under the same surface area pursuant to separate leases, the acreage for each lease is included in the gross and net amounts.
Canadian Natural has approximately 0.9 million net acres attributed to our North America properties which are currently expected to expire by December 31, 2017.
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

40	Canadian Natural Resources Limited

2016 Costs Incurred in Crude Oil, Natural Gas and NGLs Activities
MM$	North America	North Sea	Offshore Africa	Total
Property Acquisitions
Proved	50	-	-	50
Unproved	-	-	-	-
Exploration	17	-	9	26
Development	4,125	186	116	4,427

Add: Net non-cash and other costs (1)	(426)	(60)	26	(460)
Costs Incurred	3,766	126	151	4,043
(1)	Non-cash and other costs are comprised primarily of changes in ARO as well as proceeds on disposition of properties in excess of original cost.

Canadian Natural Resources Limited	41

Exploration and Development Activities
Set forth below are summaries of crude oil, natural gas and NGLs drilling activities completed by the Company for the fiscal year ended December 31, 2016 by geographic region along with a general discussion of 2017 activity.
	2016 Exploratory Wells
		Crude Oil	Natural Gas	Dry	Service	Stratigraphic	Total
North America

Northeast British Columbia	Gross	-	-	-	-	-	-
Net		-	-	-	-	-	-
Northwest Alberta	Gross	1.0	2.0	-	-	-	3.0
Net		1.0	2.0	-	-	-	3.0
Northern Plains	Gross	-	-	-	-	-	-
Net		-	-	-	-	-	-
Southern Plains	Gross	-	-	-	-	-	-
Net		-	-	-	-	-	-
Southeast Saskatchewan	Gross	1.0	-	-	-	-	1.0
Net		0.3	-	-	-	-	0.3
Oil Sands Mining and Upgrading	Gross	-	-	-	-	-	-
	Net	-	-	-	-	-	-
Non-core Regions	Gross	-	-	-	-	-	-
Net		-	-	-	-	-	-
North America Total	Gross	2.0	2.0	-	-	-	4.0
Net		1.3	2.0	-	-	-	3.3
North Sea UK Sector	Gross	-	-	-	-	-	-
Net		-	-	-	-	-	-
Offshore Africa	Gross	-	-	-	-	-	-
Net		-	-	-	-	-	-
Company Total	Gross	2.0	2.0	-	-	-	4.0
Net		1.3	2.0	-	-	-	3.3

42	Canadian Natural Resources Limited

	2016 Development Wells
		Crude Oil	Natural Gas	Dry	Service	Stratigraphic	Total
North America

Northeast British Columbia	Gross	-	4.0	-	-	3.0	7.0
Net		-	4.0	-	-	3.0	7.0
Northwest Alberta	Gross	3.0	4.0	-	-	-	7.0
Net		3.0	2.5	-	-	-	5.5
Northern Plains	Gross	174.0	1.0	7.0	10.0	4.0	196.0
Net		164.0	0.3	6.8	10.0	4.0	185.1
Southern Plains	Gross	4.0	-	-	-	-	4.0
Net		4.0	-	-	-	-	4.0
Southeast Saskatchewan	Gross	2.0	-	-	-	-	2.0
Net		-	-	-	-	-	-
Oil Sands Mining and Upgrading	Gross	-	-	-	8.0	243.0	251.0
	Net	-	-	-	8.0	243.0	251.0
Non-core Regions	Gross	-	-	-	-	-	-
Net		-	-	-	-	-	-
North America Total	Gross	183.0	9.0	7.0	18.0	250.0	467.0
Net		171.0	6.8	6.8	18.0	250.0	452.6
North Sea UK Sector	Gross	1.0	-	-	-	-	1.0
Net		0.9	-	-	-	-	0.9
Offshore Africa	Gross	2.0	-	-	-	-	2.0
Net		1.2	-	-	-	-	1.2
Company Total	Gross	186.0	9.0	7.0	18.0	250.0	470.0
Net		173.1	6.8	6.8	18.0	250.0	454.7

Total success rate, excluding service and stratigraphic test wells, for 2016 is 96%.

Canadian Natural Resources Limited	43

2017 North America Exploration and Production Activity
Overall capital expenditures are targeted to be approximately $1,760 million.
2017 North Sea Exploration and Production Activity
A small drilling program at Ninian has commenced.
2017 Offshore Africa Exploration and Production Activity
No drilling activity is planned for 2017.
2017 Oil Sands Mining and Upgrading Activity
Horizon capital expenditures related to the completion of Phase 3 expansion which is anticipated to be complete in the fourth quarter 2017, are targeted to be approximately $1,055 million.
The above 2017 activity excludes the impact of the announced acquisition of a significant interest in the AOSP and certain other producing and non-producing oil and gas properties.

Production Estimates
The following table illustrates Canadian Natural’s estimated 2017 company gross daily proved and probable production reflected in the reserve reports as of December 31, 2016 using forecast prices and costs.
	Light and Medium Crude Oil (bbl/d)	Primary Heavy Crude Oil (bbl/d)	Pelican Lake Heavy Crude Oil (bbl/d)	Bitumen (Thermal Oil) (bbl/d)	Synthetic Crude Oil (bbl/d)	Natural Gas (MMcf/d)	Natural Gas Liquids (bbl/d)	Barrels of Oil Equivalent (BOE/d)
PROVED
North America	47,281	95,152	47,828	110,102	167,700	1,576	40,457	771,187
North Sea	21,153	-	-	-	-	50	-	29,486
Offshore Africa	21,121	-	-	-	-	29	-	25,954
Total Proved	89,555	95,152	47,828	110,102	167,700	1,655	40,457	826,627
PROBABLE
North America	3,760	8,626	1,010	389	10,650	61	2,202	36,804
North Sea	2,838	-	-	-	-	2	-	3,171
Offshore Africa	2,216	-	-	-	-	3	-	2,716
Total Probable	8,814	8,626	1,010	389	10,650	66	2,202	42,691

44	Canadian Natural Resources Limited

Production History
	2016
	Q1	Q2	Q3	Q4	Year Ended

North America Production and Netbacks by Product Type (1)

Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	48,268	46,939	50,135	48,523	48,471
Netbacks ($/bbl)
Sales price (2)	$36.15	$50.95	$49.94	$56.27	$48.40
Transportation	3.16	3.52	3.17	3.11	3.24
Royalties	4.17	4.86	6.81	6.40	5.59
Production expenses	17.90	19.01	18.32	20.02	18.81
Netback	$10.92	$23.56	$21.64	$26.74	$20.76

Primary Heavy Crude Oil
Average daily production (before royalties) (bbl/d)	114,263	103,850	102,483	96,675	104,292
Netbacks ($/bbl)
Sales price (2)	$19.63	$38.84	$38.52	$43.89	$34.73
Transportation	3.51	3.55	3.16	4.01	3.55
Royalties	1.55	4.02	2.73	4.74	3.20
Production expenses	13.12	13.70	13.12	14.34	13.55
Netback	$1.45	$17.57	$19.51	$20.80	$14.43

Pelican Lake Heavy Crude Oil
Average daily production (before royalties) (bbl/d)	47,611	47,797	47,608	47,531	47,637
Netbacks ($/bbl)
Sales price (2)	$21.76	$40.60	$37.57	$43.96	$36.03
Transportation	3.64	4.36	3.97	4.09	4.02
Royalties	3.53	6.20	4.93	5.27	4.99
Production expenses	6.92	6.81	6.09	6.57	6.60
Netback	$7.67	$23.23	$22.58	$28.03	$20.42

Bitumen (Thermal Oil)
Average daily production (before royalties) (bbl/d)	118,045	93,213	103,481	129,329	111,046
Netbacks ($/bbl)
Sales price (2)	$15.72	$32.91	$33.68	$39.39	$30.47
Transportation	1.83	2.39	2.21	2.21	2.15
Royalties	1.14	3.44	2.76	4.23	2.91
Production expenses	10.60	12.19	11.58	11.21	11.34
Netback	$2.15	$14.89	$17.13	$21.74	$14.07

SCO
Average daily production (before royalties) (bbl/d) (3)	127,909	119,511	67,586	178,063	123,265
Netbacks ($/bbl)
Sales price (2)	$46.63	$61.78	$58.61	$64.51	$58.59
Transportation	2.07	1.34	3.40	1.22	1.77
Royalties (4)	0.13	0.39	0.62	0.88	0.54
Production expenses (5)	26.55	26.82	27.05	22.53	25.20
Netback	$17.88	$33.23	$27.54	$39.88	$31.08

Natural Gas
Average daily production (before royalties) (MMcf/d)	1,722	1,620	1,567	1,578	1,622
Netbacks ($/Mcf)
Sales price (2)	$2.05	$1.30	$2.30	$2.97	$2.15
Transportation	0.24	0.30	0.33	0.29	0.28
Royalties	0.07	0.01	0.09	0.17	0.08
Production expenses	1.18	1.17	1.04	1.07	1.12
Netback	$0.56	$(0.18)	$0.84	$1.44	$0.67

Canadian Natural Resources Limited	45

Production History
	2016
	Q1	Q2	Q3	Q4	Year Ended

Natural Gas Liquids
Average daily production (before royalties) (bbl/d)	41,800	36,882	40,072	39,290	39,512
Netbacks ($/bbl)
Sales price (2)	$19.35	$25.06	$23.44	$31.24	$24.69
Transportation	1.37	2.01	1.66	2.05	1.76
Royalties	1.69	0.76	4.17	6.60	3.33
Production expenses	7.15	7.25	6.69	6.79	6.97
Netback	$9.14	$15.04	$10.92	$15.80	$12.63

North Sea Production and Netbacks by Product Type (1)

Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	23,317	23,360	23,450	24,085	23,554
Netbacks ($/bbl)
Sales price (2)	$45.04	54.60	$60.00	$63.68	$55.91
Transportation	0.80	1.84	0.75	0.74	0.96
Royalties	0.10	0.18	0.12	0.13	0.13
Production expenses	47.69	40.74	39.41	41.66	42.47
Netback	$(3.55)	$11.84	$19.72	$21.15	$12.35

Natural Gas
Average daily production (before royalties) (MMcf/d)	29	30	50	44	38
Netbacks ($/Mcf)
Sales price (2)	$7.02	$6.83	$5.27	$7.75	$6.62
Transportation	2.96	3.79	2.78	2.25	2.86
Royalties	-	-	-	-	-
Production Expenses	4.09	3.33	2.15	3.36	3.09
Netback	$(0.03)	$(0.29)	$0.34	$2.14	$0.67

Offshore Africa Production and Netbacks by Product Type (1)

Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	25,714	30,858	26,171	21,689	26,096
Netbacks ($/bbl)
Sales price (2)	$42.99	$54.62	$58.30	$61.29	$54.96
Transportation	-	-	-	-	-
Royalties	1.90	2.12	2.47	2.71	2.31
Production expenses	17.07	20.13	16.32	19.05	18.48
Netback	$24.02	$32.37	$39.51	$39.53	$34.17

Natural Gas
Average daily production (before royalties) (MMcf/d)	35	39	28	24	31
Netbacks ($/Mcf)
Sales price (2)	$7.13	$6.01	$5.39	$5.75	$6.13
Transportation	0.18	0.18	0.16	0.18	0.17
Royalties	0.32	0.27	0.24	0.29	0.28
Production expenses	1.29	1.76	1.68	2.68	1.79
Netback	$5.34	$3.80	$3.31	$2.60	$3.89
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.
(3)	2016 SCO production before royalties excludes 1,966 bbl/d of SCO consumed internally as diesel.
(4)	Calculated based on bitumen royalties expensed during the year; divided by the corresponding SCO sales volumes.
(5)	Adjusted cash production costs on a per unit basis are based on sales volumes excluding turnaround periods.

46	Canadian Natural Resources Limited

SELECTED FINANCIAL INFORMATION
		Year Ended December 31
(MM$, except per common share information)		2016	2015

Product sales		$11,098	$13,167
Net earnings (loss)		$(204)	$(637)
Per common share	– basic	$(0.19)	$(0.58)
	– diluted	$(0.19)	$(0.58)
Adjusted net earnings (loss) from operations (1)		$(669)	$263
Per common share	– basic	$(0.61)	$0.24
	– diluted	$(0.61)	$0.24
Funds flow from operations (1)		$4,293	$5,785
Per common share	– basic	$3.90	$5.29
	– diluted	$3.89	$5.28
Dividends declared per common share		$0.94	$0.92
Total assets		$58,648	$59,275
Total long-term liabilities		$27,289	$27,299
Net capital expenditures		$3,794	$3,853
(1)	The derivation of these non-GAAP measures are discussed in the section “Net Earnings (Loss) and Funds Flow from Operations” of the Company’s MD&A which is incorporated by reference into this document.
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
	2016(1)	2015(1)	2014

Cash dividends declared per common share	$0.94	$0.92	$0.90
(1)	On December 31, 2015, the Company paid the dividend it would historically have paid on January 1st of the following year. As a result, the actual dividends paid in 2015 were $1.145 per common share and the actual dividends paid in 2016 were $0.69 per common share.

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
	Senior Unsecured Debt Securities	Commercial Paper	Outlook/Trend(1)
Moody’s Investors Service, Inc. (“Moody’s”) (2)(3)	Baa3	P-3	Stable
Standard & Poor’s Rating Services (“S&P”) (3)	BBB+	A-2	Stable
DBRS Limited (“DBRS”) (2)(3)	BBB (high)	-	Stable
(1)	Moody’s and S&P assign a rating outlook to Canadian Natural and not to individual long-term debt instruments.
(2)	The above table reflects changes to the DBRS trend and Moody’s outlook which were changed from Negative to Stable in October 2016 and January, 2017 respectively.
(3)	Following the announced acquisition of a significant interest in the Athabasca Oil Sands Project and certain other producing and non-producing oil and gas properties, Moody’s affirmed the Company’s ratings and outlook, S&P placed the Company on CreditWatch with negative implications and affirmed its A-2 short-term and commercial paper ratings, and DBRS place the Company Under Review with Developing Implications.
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
S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term, typically six months to two years. A “Stable” outlook indicates that a rating is not likely to change during that time period. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. S&P credit ratings on commercial paper are on a short-term debt rating scale that ranges from A-1 to D, representing the range of such securities rated from highest to lowest quality. A rating of A-2 by S&P is the second highest of seven categories and indicates that the obligor is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in the highest rating category, but the obligor’s capacity to meet its financial commitment on these obligations is satisfactory.
DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, though may be vulnerable to future events.  All rating categories other than AAA and D also contain subcategories “(high)” and “(low)” which indicate the relative standing within such rating category. The rating trend is DBRS’ opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories – “Positive”, “Stable”, or “Negative”. The rating trend indicates the direction in which DBRS considers the rating may move if present circumstances continue, or in certain cases, unless challenges are addressed.

48	Canadian Natural Resources Limited

Canadian Natural has made payments to Moody’s, S&P and DBRS in connection with the assignment of ratings to our long-term and short-term debt and will make payments to Moody’s, S&P and DBRS in connection with the confirmation of such ratings for purposes of the offering of debt securities from time to time. Canadian Natural has not made any other payments to the credit rating organizations in the last 2 years.
MARKET FOR CANADIAN NATURAL RESOURCES LIMITED SECURITIES
The Company’s common shares are listed and posted for trading on Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol CNQ. Set forth below is the trading activity of the Company’s common shares on the TSX in 2016.
2016 Monthly Historical Trading on TSX
Month	High	Low	Close	Volume Traded
January	$30.72	$21.27	$29.99	95,357,026
February	$30.75	$25.68	$28.28	82,434,958
March	$36.99	$28.38	$35.13	84,237,266
April	$39.59	$33.11	$37.68	61,338,893
May	$39.52	$35.09	$38.97	45,499,313
June	$40.59	$36.26	$39.86	54,172,918
July	$41.85	$38.57	$39.54	38,341,095
August	$42.35	$38.36	$40.73	36,021,884
September	$42.43	$37.98	$41.94	38,721,764
October	$44.38	$41.64	$42.57	35,264,182
November	$46.30	$39.64	$45.33	40,285,939
December	$46.74	$42.69	$42.79	42,051,913
The Company’s Normal Course Issuer Bid announced in 2015 expired in April 2016 and was not renewed. During 2016, the Company did not purchase any common shares for cancellation.  On March 1, 2017, the Board of Directors approved the Company’s application for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 27,814,309 common shares over a 12 month period commencing upon receipt of applicable regulatory and other approvals.

Canadian Natural Resources Limited	49

DIRECTORS AND OFFICERS
The names, municipalities of residence, offices held with the Company and principal occupations of the Directors and Officers of the Company for the 5 preceding years, are set forth below. Further detail on the Directors and Named Executive Officers are found in the Company’s Information Circular dated March 15, 2017 incorporated herein by reference.
Name	Position Presently Held	Principal Occupation During Past 5 Years

Catherine M. Best, FCA, ICD.D Calgary, Alberta Canada	Director (1)(2) (age 63)
Corporate director. She has served continuously as a director of the Company since November 2003 and is currently serving on the board of directors of Superior Plus Corporation, Badger Daylighting Ltd. and AltaGas Ltd.  She is also a member of the Board of the Alberta Children’s Hospital Foundation, The Calgary Foundation, The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.

N. Murray Edwards, O.C. London, England	Executive Chairman and Director (5) (age 57)
Corporate director and investor. He has served continuously as a director of the Company since September 1988. Prior to December 2015, he was President of Edco Financial Holdings Ltd. (private management and consulting company). Currently, he is Chairman and serving on the board of directors of Ensign Energy Services Inc. and Magellan Aerospace Corporation.

Timothy W. Faithfull London, England	Director (1)(3) (age 72)
Corporate director. He has served continuously as a director of the Company since November 2010. He is Chairman of the Starehe Endowment Fund in the UK and sits as a Council Member of the Canada – UK Colloquia. He is currently serving on the board of directors of TransAlta Corporation and ICE Futures Europe.

Honourable Gary A. Filmon, P.C., O.C., O.M. Winnipeg, Manitoba Canada	Director (1)(4) (age 74)
Corporate director. He has served continuously as a director of the Company since February 2006 and is currently serving on the board of directors of Arctic Glacier Income Trust and Exchange Income Corporation.

Christopher L. Fong Calgary, Alberta Canada	Director (3)(5) (age 67)	Corporate director. He has served continuously as a director of the Company since November 2010. He is currently serving on the board of directors of Computer Modelling Group Ltd.

Ambassador Gordon D. Giffin Atlanta, Georgia U.S.A	Director (1)(4) (age 67)
Partner, Dentons US LLP (law firm); prior thereto Senior Partner, McKenna Long & Aldridge LLP (law firm) from May 2001 until its merger with Dentons in 2015. He has served continuously as a director of the Company since May 2002. Currently serving on the board of directors of Canadian National Railway Company, Canadian Imperial Bank of Commerce, ECN Capital Corp., and TransAlta Corporation.

Wilfred A. Gobert Calgary, Alberta Canada	Director (2)(4)(5) (age 69)	Independent businessman. He has served continuously as a director since November 2010. He is currently serving on the board of directors of Gluskin Sheff & Associates and Trilogy Energy Corp.

Steve W. Laut Calgary, Alberta Canada	President and Director (3) (age 59)	Officer of the Company. He has served continuously as a director of the Company since August 2006.

50	Canadian Natural Resources Limited

Name	Position Presently Held	Principal Occupation During Past 5 Years

Honourable Frank J. McKenna P.C., O.C., O.N.B., Q.C. Cap Pelé, New Brunswick Canada	Director (2)(4) (age 69)	Deputy Chair, TD Bank Group. He has served continuously as a director of the Company since August 2006. Currently serving on the board of directors of Brookfield Asset Management Inc.

David A. Tuer Calgary, Alberta Canada	Director (1)(5) (age 67)
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

Annette M. Verschuren, O.C. Toronto, Ontario Canada	Director(2)(3) (age 60)
Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She has served as a director of the Corporation since November 2014. She was President of The Home Depot Canada from 1996 to 2011. She currently serves as Chancellor of Cape Breton University and as a director of Liberty Mutual Insurance Group and a board member of numerous non-profit organizations. Currently serving on the board of directors of Air Canada and Saputo Inc.

Troy J.P. Anderson Calgary, Alberta Canada	Vice-President, West Conventional Operations (age 38)
Officer of the Company since January 2015; prior thereto UK1 Production Manager from March 2009 to July 2011, Production Manager from July 2011 to October 2013 and most recently Northern Operations Manager from October 2013 to January 2015.

Jeffrey J. Bergeson Calgary, Alberta Canada	Vice-President, Exploitation East (age 60)	Officer of the Company.

Corey B. Bieber Calgary, Alberta Canada	Chief Financial Officer and Senior Vice-President, Finance (age 53)	Officer of the Company.

Bryan C. Bradley Calgary, Alberta Canada	Vice-President, Marketing (age 51)	Officer of the Company.

Trevor J. Cassidy Calgary, Alberta Canada	Vice-President, Production Central (age 43)	Officer of the Company since August 2014; prior thereto Production Manager from April 2005 to August 2014.

Mark Chalmers Calgary, Alberta Canada	Vice-President, Exploration Central (age 57)
Officer of the Company since January 2015; prior thereto Exploration Manager, British Columbia North from December 2006 to September 2010 and most recently Exploration Manager, Northern Plains from September 2010 to January 2015.

Canadian Natural Resources Limited	51

Name	Position Presently Held	Principal Occupation During Past 5 Years

William R. Clapperton Calgary, Alberta Canada	Vice-President, Regulatory, Stakeholder and Environmental Affairs (age 54)	Officer of the Company.

James F. Corson Calgary, Alberta Canada	Vice-President, Human Resources (age 66)	Officer of the Company.

Réal M. Cusson Calgary, Alberta Canada	Senior Vice-President, Marketing (age 66)	Officer of the Company.

Réal J. H. Doucet Calgary, Alberta Canada	Senior Vice-President, Horizon Projects (age 64)	Officer of the Company.

Darren M. Fichter Calgary, Alberta Canada	Executive Vice-President, Canadian Conventional (age 46)	Officer of the Company.

Allan E. Frankiw Calgary, Alberta Canada	Senior Vice-President, Production (age 60)	Officer of the Company.

Jay E. Froc Calgary, Alberta Canada	Vice-President, Infrastructure, Logistics and Project Controls (age 51)	Officer of the Company since June 2013. Most recently held various positions with Suncor Energy Inc. since 2006.

Christopher I. Grayston Calgary, Alberta Canada	Vice-President, Finance and E&P Accounting (age 57)
Officer of the Company since May 2015; prior thereto Assistant Controller, Operations Accounting from November 2010 to March 2014 and most recently Controller, Operations Accounting from March 2014 to May 2015.

Dean W. Halewich Calgary, Alberta Canada	Vice-President, Thermal and Heavy Oil Facilities (age 49)	Officer of the Company.

Jon Halford Calgary, Alberta Canada	Vice-President, Commercial Operations (age 43)	Officer of the Company since January 2015; prior thereto Manager, Materials and Contracts from June 2010 to November 2010 and most recently Director, Supply Management – Major Projects.

Ken Harke St. Albert, Alberta Canada	Vice-President, Thermal and East Conventional Operations (age 50)	Officer of the Company since April, 2016; prior thereto Area Superintendent, St. Albert and Edson, Alberta from January, 2003 to April, 2014 and most recently Manager, Operations North Central Alberta from April, 2014 to April, 2016.

52	Canadian Natural Resources Limited

Name	Position Presently Held	Principal Occupation During Past 5 Years

Murray G. Harris Calgary, Alberta Canada	Vice-President, Financial Controller and Horizon Accounting (age 53)	Officer of the Company.

David B. Holt Calgary, Alberta Canada	Vice-President, Production, West (age 51)	Officer of the Company.

John A. Howard Calgary, Alberta Canada	Vice-President, Production East (age 58)	Officer of the Company.

Gerard Iannattone Calgary, Alberta Canada	Vice-President, Thermal Exploitation Athabasca (age 57)	Officer of the Company since March 2014; prior thereto Exploitation Manager, N.E. British Columbia from November 2006 to March 2014.

Kevin B. Kowbel Calgary, Alberta Canada	Vice-President, Drilling and Completions (age 46)	Officer of the Company.

Trevor D. Krause Calgary, Alberta Canada	Vice-President, Exploration, East (age 45)
Officer of the Company since January 2015; prior thereto Exploration Manager, N.E. Alberta from April 2007 to July 2011 and most recently Exploration Manager, Heavy Oil South from July 2011 to January 2015.

Dan H. Krentz Calgary, Alberta Canada	Vice-President, Exploration, West (age 58)	Officer of the Company since March 2014; prior thereto Exploration Manager, Foothills from November 2006 to April 2011 and most recently Exploration Manager, Deep Basin from April 2011 to March 2014.

Ronald K. Laing Calgary, Alberta Canada	Senior Vice-President, Corporate Development and Land (age 47)	Officer of the Company.

Raul Lanfranchi Calgary, Alberta Canada	Vice-President, Horizon Downstream Projects (age 59)	Officer of the Company since February 2016; prior thereto Project Manager, Horizon from July 2006 to March 2013, Project Director, Horizon Downstream from April 2013 to January 2016.

Ken MacKenzie Calgary, Alberta Canada	Vice-President, Mining, Horizon Operations (age 51)	Officer of the Company since July 2016; prior thereto Director, Mine Technical Services from November 2011 to June 2016.

Pamela A. McIntyre Calgary, Alberta Canada	Vice-President, Safety and Asset Integrity (age 54)	Officer of the Company

Canadian Natural Resources Limited	53

Name	Position Presently Held	Principal Occupation During Past 5 Years

Tim S. McKay Calgary, Alberta Canada	Chief Operating Officer (age 55)	Officer of the Company.

Casey D. McWhan Calgary, Alberta Canada	Vice-President, Horizon Bitumen Production (age 54)	Officer of the Company.

Kevin Melnyk Calgary, Alberta Canada	Vice-President, Horizon Upgrading and Utilities (age 50)
Officer of the Company since November 2015; prior thereto Agrium Plant Manager, Fort Saskatchewan Nitrogen Operations 2009 to 2012, Redwater Nitrogen Operations 2012-2015 and most recently Director, Utilities and Upgrading from January 2015 to October 2015.

Paul M. Mendes Calgary, Alberta Canada	Vice-President, Legal, General Counsel and Corporate Secretary (age 51)	Officer of the Company.

S. John Parr Calgary, Alberta Canada	Vice-President, Conventional Facilities and Pipelines (age 56)	Officer of the Company.

David A. Payne Calgary, Alberta Canada	Vice-President, Exploitation, West (age 55)	Officer of the Company.

William R. Peterson Calgary, Alberta Canada	Senior Vice-President, Development Operations (age 50)	Officer of the Company.

Andrew Richardson Calgary, Alberta Canada	Vice-President, Production Thermal (age 49)
Officer of the Company since March 2014; prior thereto Manager Production Engineering, Long Lake with Nexen Inc. from August 2006 to January 2012, Manager CSS Production with the Company from January 2012 to November 12, 2012 and most recently Manager, Wolf Lake and Production Development from December 2012 to March 2014.

Joy P. Romero Calgary, Alberta Canada	Vice-President, Technology and Innovation (age 60)	Officer of the Company.

Sheldon L. Schroeder Fort McMurray, Alberta Canada	Vice-President, Horizon Upstream Projects (age 49)	Officer of the Company.

54	Canadian Natural Resources Limited

Name	Position Presently Held	Principal Occupation During Past 5 Years

Michael Skipper Calgary, Alberta Canada	Vice-President, Exploitation, Central (age 40)
Officer of the Company since March 3, 2017; prior thereto Brintnell Exploitation Engineer from February 2011 to January 2012, Heavy Oil South Exploitation Manager from February 2012 to February 2016 and most recently Brintnell Exploitation Manager from February 2016 to March 2017.

Kara Slemko Calgary, Alberta Canada	Vice-President, Supply Management (age 47)
Officer of the Company since January 2015; prior thereto Director Operations with Canadian National Railway from February 2003 to February 2011, Management Consultant with Ernst & Young LLP from March 2011 to September 2012 and most recently Director, Supply Management, Operations with the Corporation from September 2012 to January 2015.

Kendall W. Stagg Calgary, Alberta Canada	Senior Vice-President, Exploration (age 55)	Officer of the Company.

Scott G. Stauth Calgary, Alberta Canada	Senior Vice-President, North American Operations (age 51)	Officer of the Company.

Stephen C. Suche Calgary, Alberta Canada	Vice-President, Information and Corporate Services (age 57)	Officer of the Company.

Domenic Torriero Calgary, Alberta Canada	Vice-President, Thermal Exploration (age 52)	Officer of the Company.

Betty Yee Calgary, Alberta Canada	Vice-President, Land (age 52)	Officer of the Company since June 2013. Most recently was Manager of Acquisition and Divestments of the Company since 2003.

Daryl G. Youck Calgary, Alberta Canada	Vice-President, Thermal Exploitation Primrose (age 48)	Officer of the Company.

Robin S. Zabek Calgary, Alberta Canada	Senior Vice-President, Exploitation (age 45)	Officer of the Company since March 2014; prior thereto Manager Exploitation from September 2006 to March 2014.
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Health, Safety, Asset Integrity and Environmental Committee.
(4)	Member of the Nominating, Governance and Risk Committee.
(5)	Member of the Reserves Committee.
All directors stand for election at each Annual General Meeting of Canadian Natural shareholders. All of the current directors were elected to the Board at the last Annual General Meeting of Shareholders held on May 5, 2016.

Canadian Natural Resources Limited	55

As at December 31, 2016, the directors and executive officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, in the aggregate, approximately 3% of the total outstanding common shares (approximately 4% after the exercise of options held by them pursuant to the Company’s stock option plan).
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
INTERESTS OF EXPERTS
The Company’s auditors, PricewaterhouseCoopers LLP, have prepared an independent auditors’ report dated March 15, 2017 in respect of the Company’s consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016 and the Company’s internal control over financial reporting as at December 31, 2016. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and the rules of the SEC.
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

56	Canadian Natural Resources Limited

committees of listed issuers.  The education and experience of each member of the Audit Committee relevant to their responsibilities as an Audit Committee member is described below.
Ms. C. M. Best is a chartered accountant with over 20 years’ experience as a staff member and partner of an international public accounting firm. During her tenure, she was responsible for direct oversight and supervision of a large staff of auditors conducting audits of the financial reporting of significant publicly traded entities, many of which were oil and gas companies. This oversight and supervision required Ms. C. M. Best to maintain a current understanding of generally accepted accounting principles, and be able to assess their application in each of her clients. It also required an understanding of internal controls and financial reporting processes and procedures. Ms. C. M. Best, who is chair of the Audit Committee, qualifies as an “audit committee financial expert” under the rules issued by the SEC pursuant to the requirements of the Sarbanes Oxley Act of 2002.
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
Ambassador G. D. Giffin’s education and experience relevant to the performance of his responsibilities as an audit committee member is derived from a law practice of over thirty years, involving complex accounting and audit-related issues associated with complicated commercial transactions and disputes. He has developed extensive practical experience and an understanding of internal controls and procedures for financial reporting from his service on audit committees for several publicly traded issuers and continues pursuit of extensive professional reading and study on related subjects.
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
Auditor Service Fees
The Audit Committee of the Board of Directors in 2016 approved specified audit and non-audit services to be performed by PricewaterhouseCoopers LLP (“PwC”). The services provided include: (i) the annual audit of the Company's consolidated financial statements and internal controls over financial reporting, reviews of the Company's quarterly unaudited consolidated financial statements, audits of certain of the Company's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Fees accrued to PwC are shown in the table below.
Auditor service (000’s)	2016	2015
Audit fees	$2,512	$3,012
Audit related fees	246	250
Tax fees	410	495
All other fees	62	84
	$3,230	$3,841
The Charter of the Audit Committee of the Company is attached as Schedule “C” to this AIF.

Canadian Natural Resources Limited	57

ADDITIONAL INFORMATION
Additional information relating to the Company can be found on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.
Additional information including Directors' and Executive Officers' remuneration and indebtedness, Director nominees standing for re-election, principal holders of the Company's securities, options to purchase the Company's securities and interest of insiders in material transactions is contained in the Company's Notice of Annual General Meeting and Information Circular dated March 15, 2017 in connection with the Annual General Meeting of Shareholders of Canadian Natural to be held on May 4, 2017 which information is incorporated herein by reference. Additional financial information and discussion of the affairs of the Company and the business environment in which the Company operates is provided in the Company's Management’s Discussion and Analysis, comparative Consolidated Financial Statements and Supplementary Oil & Gas Information for the most recently completed fiscal year ended December 31, 2016 found on pages 18 to 53, 54 to 91 and 92 to 99 respectively, of the 2016 Annual Report to the Shareholders, which information is incorporated herein by reference.
For additional copies of this Annual Information Form, please contact:
Corporate Secretary of the Corporation at:
2100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8

58	Canadian Natural Resources Limited

SCHEDULE “A”

FORM 51-101F2

REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

Report on Reserves Data

To the Board of Directors of Canadian Natural Resources Limited (the “Company”):

1.	We have evaluated and reviewed the Company’s reserves data as at December 31, 2016. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2016, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation and review.

3.	We carried out our evaluation and review in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.	Those standards require that we plan and perform an evaluation and review to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation and review also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.	The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and reviewed for the year ended December 31, 2016, and identifies the respective portions thereof that we have evaluated and reviewed and reported on to the Company’s management and board of directors:

			Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	December 31, 2016	Canada and USA	-	43,300	789	44,089
Sproule International Limited	December 31, 2016	United Kingdom and Offshore Africa	-	8,355	-	8,355
GLJ Petroleum Consultants Ltd.	December 31, 2016	Canada	-	39,897	-	39,897
Total			-	91,522	789	92,341

6.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

Canadian Natural Resources Limited	59

8.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.
Executed as to our report referred to above:
Sproule Associates Limited Calgary, Alberta, Canada, March 1, 2017	Sproule International Limited Calgary, Alberta, Canada, March 1, 2017

Original Signed By	Original Signed By

SIGNED “CAMERON P. SIX”	SIGNED “CAMERON P. SIX”
Cameron P. Six, P.Eng.	Cameron P. Six, P.Eng.
President and CEO	President and CEO

Original Signed By	Original Signed By

SIGNED “NORA T. STEWART”	SIGNED “SCOTT W. PENNEL”
Nora T. Stewart, P.Eng.	Scott W. Pennell, P.Eng.
Senior Vice President, Reserves Certification	Senior Vice President, Engineering

Original Signed By

SIGNED “STEVEN J. GOLKO”
Steven J. Golko, P.Eng.
Vice President, Capital Strategies

Original Signed By

SIGNED “ALEC KOVALTCHOUK”
Alec Kovaltchouk, P.Geo.
Vice President, Geoscience

GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada, March 1, 2017

Original Signed By

SIGNED “TIM R. FREEBORN”
Tim R. Freeborn, P. Eng.
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

Dated this 1st day of March, 2017

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

c.	to periodically review the extent to which recommendations made by the internal audit staff or by the independent auditors have been implemented.

Canadian Natural Resources Limited	65

5.	Other duties and responsibilities of the Audit Committee shall be as follows:

a.	to review and discuss with management, the internal audit group and the independent auditors, the Corporation’s unaudited quarterly consolidated financial statements and related Management Discussion & Analysis including the impact of unusual items and changes in accounting principles and estimates, the earnings press releases before disclosure to the public and report to the Board with respect thereto;

b.	to review and discuss with management, the internal audit group and the independent auditors, the Corporation’s audited annual consolidated financial statements and related Management Discussion & Analysis including the impact of unusual items and changes in accounting principles and estimates, the earnings press releases before disclosure to the public and report to the Board with respect thereto;

c.	to ensure adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the quarterly and annual earnings press releases, and periodically assess the adequacy of those procedures;

d.	to review management’s report on the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents and consider recommendations for any material change to such policies;

e.	to review with management, the independent auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

f.	to establish procedures for:

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

Management’s Report
The accompanying consolidated financial statements of Canadian Natural Resources Limited (the "Company") and all other information contained elsewhere in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies described in the accompanying notes. Where necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as appropriate in the circumstances. The financial information presented elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.
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
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has been engaged, as approved by a vote of the shareholders at the Company’s most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:
•	the Company’s consolidated financial statements as at and for the year ended December 31, 2016; and
•	the effectiveness of the Company’s internal control over financial reporting as at December 31, 2016.
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

(signed) “Steve W. Laut”	(signed) “Corey B. Bieber”	(signed) “Murray G. Harris”
Steve W. Laut	Corey B. Bieber, CA	Murray G. Harris, CA
President	Chief Financial Officer and Senior Vice-President, Finance	Vice-President, Financial Controller and Horizon Accounting

Calgary, Alberta, Canada
March 15, 2017

Canadian Natural Resources Limited	1	Year Ended December 31, 2016

Management’s Assessment of Internal Control over Financial Reporting

Management of Canadian Natural Resources Limited (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.
Management, including the Company’s President and the Company’s Chief Financial Officer and Senior Vice-President, Finance, performed an assessment of the Company’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Based on the assessment, management has concluded that the Company’s internal control over financial reporting is effective as at December 31, 2016. Management recognizes that all internal control systems have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has provided an opinion on the Company’s internal control over financial reporting as at December 31, 2016, as stated in their Independent Auditor’s Report.

(signed) “Steve W. Laut”	(signed) “Corey B. Bieber”
Steve W. Laut	Corey B. Bieber, CA
President	Chief Financial Officer and Senior Vice-President, Finance

Calgary, Alberta, Canada
March 15, 2017

Canadian Natural Resources Limited	2	Year Ended December 31, 2016

Independent Auditor’s Report
To the Shareholders of
Canadian Natural Resources Limited
We have completed integrated audits of Canadian Natural Resources Limited’s 2016, 2015, and 2014 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.
Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Canadian Natural Resources Limited, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.
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
An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to Canadian Natural Resources Limited's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Natural Resources Limited as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on internal control over financial reporting
We have also audited Canadian Natural Resources Limited’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Canadian Natural Resources Limited	3	Year Ended December 31, 2016

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
Opinion
In our opinion, Canadian Natural Resources Limited maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants

Calgary, Alberta, Canada
March 15, 2017

Canadian Natural Resources Limited	4	Year Ended December 31, 2016

CONSOLIDATED BALANCE SHEETS
As at December 31
(millions of Canadian dollars)	Note	2016	2015
ASSETS
Current assets
Cash and cash equivalents		$17	$69
Accounts receivable		1,434	1,277
Current income taxes		851	677
Inventory	5	689	525
Prepaids and other		149	162
Investments	8	913	974
Current portion of other long-term assets	9	283	375
		4,336	4,059
Exploration and evaluation assets	6	2,382	2,586
Property, plant and equipment	7	50,910	51,475
Other long-term assets	9	1,020	1,155
		$58,648	$59,275

LIABILITIES
Current liabilities
Accounts payable		$595	$571
Accrued liabilities		2,222	2,089
Current portion of long-term debt	10	1,812	1,729
Current portion of other long-term liabilities	11	463	206
		5,092	4,595
Long-term debt	10	14,993	15,065
Other long-term liabilities	11	3,223	2,890
Deferred income taxes	12	9,073	9,344
		32,381	31,894
SHAREHOLDERS’ EQUITY
Share capital	13	4,671	4,541
Retained earnings		21,526	22,765
Accumulated other comprehensive income	14	70	75
		26,267	27,381
		$58,648	$59,275
Commitments and contingencies (note 19).
Approved by the Board of Directors on March 15, 2017

/s/ Catherine M. Best	/s/ N. Murray Edwards
Catherine M. Best	N. Murray Edwards
Chair of the Audit Committee	Executive Chairman of the Board
and Director	of Directors and Director

Canadian Natural Resources Limited	5	Year Ended December 31, 2016

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
For the years ended December 31
(millions of Canadian dollars, except per common share amounts)	Note	2016	2015	2014
Product sales		$11,098	$13,167	$21,301
Less: royalties		(575)	(804)	(2,438)
Revenue		10,523	12,363	18,863
Expenses
Production		4,099	4,726	5,265
Transportation and blending		2,003	2,379	3,232
Depletion, depreciation and amortization	6, 7	4,858	5,483	4,880
Administration		345	390	367
Share-based compensation	11	355	(46)	66
Asset retirement obligation accretion	11	142	173	193
Interest and other financing expense	17	383	322	323
Risk management activities	18	33	(469)	(800)
Foreign exchange (gain) loss		(55)	761	303
Gain on disposition of properties and corporate acquisitions and dispositions	6, 7	(250)	(739)	(137)
(Gain) loss from investments	8, 9	(327)	50	8
		11,586	13,030	13,700
Earnings (loss) before taxes		(1,063)	(667)	5,163
Current income tax (recovery) expense	12	(618)	(261)	427
Deferred income tax (recovery) expense	12	(241)	231	807
Net earnings (loss)		$(204)	$(637)	$3,929
Net earnings (loss) per common share
Basic	16	$(0.19)	$(0.58)	$3.60
Diluted	16	$(0.19)	$(0.58)	$3.58

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31
(millions of Canadian dollars)	2016	2015	2014
Net earnings (loss)	$(204)	$(637)	$3,929
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized (loss) income, net of taxes of $3 million (2015 – $2 million, 2014 – $nil)	(18)	(23)	5
Reclassification to net earnings (loss), net of taxes of $2 million (2015 – $2 million, 2014 – $1 million)	(13)	(13)	8
	(31)	(36)	13
Foreign currency translation adjustment
Translation of net investment	26	60	(4)
Other comprehensive income (loss), net of taxes	(5)	24	9
Comprehensive income (loss)	$(209)	$(613)	$3,938

Canadian Natural Resources Limited	6	Year Ended December 31, 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31
(millions of Canadian dollars)	Note	2016	2015	2014
Share capital	13
Balance – beginning of year		$4,541	$4,432	$3,854
Issued upon exercise of stock options		559	91	488
Previously recognized liability on stock options exercised for common shares		117	18	129
Purchase of common shares under Normal Course Issuer Bid		—	—	(39)
Return of capital on PrairieSky Royalty Ltd. share distribution	8	(546)	—	—
Balance – end of year		4,671	4,541	4,432
Retained earnings
Balance – beginning of year		22,765	24,408	21,876
Net earnings (loss)		(204)	(637)	3,929
Purchase of common shares under Normal Course Issuer Bid	13	—	—	(414)
Dividends on common shares	13	(1,035)	(1,006)	(983)
Balance – end of year		21,526	22,765	24,408
Accumulated other comprehensive income	14
Balance – beginning of year		75	51	42
Other comprehensive (loss) income, net of taxes		(5)	24	9
Balance – end of year		70	75	51
Shareholders’ equity		$26,267	$27,381	$28,891

Canadian Natural Resources Limited	7	Year Ended December 31, 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31
(millions of Canadian dollars)	Note	2016	2015	2014
Operating activities
Net earnings (loss)		$(204)	$(637)	$3,929
Non-cash items
Depletion, depreciation and amortization		4,858	5,483	4,880
Share-based compensation		355	(46)	66
Asset retirement obligation accretion		142	173	193
Unrealized risk management loss (gain)		25	374	(451)
Unrealized foreign exchange (gain) loss		(93)	858	256
Realized foreign exchange loss on repayment of US dollar debt securities		—	—	36
(Gain) loss from investments	8, 9	(299)	55	8
Deferred income tax (recovery) expense		(241)	231	807
Gain on disposition of properties and corporate acquisitions and dispositions		(250)	(739)	(137)
Current income tax on disposition of properties		—	33	—
Other		(32)	(22)	(38)
Abandonment expenditures		(267)	(370)	(346)
Net change in non-cash working capital	20	(542)	239	(744)
		3,452	5,632	8,459
Financing activities
Issue of bank credit facilities and commercial paper, net		342	970	1,195
Issue of medium-term notes, net	10	998	107	992
(Repayment) issue of US dollar debt securities, net	10	(834)	—	1,482
Issue of common shares on exercise of stock options		559	91	488
Purchase of common shares under Normal Course Issuer Bid		—	—	(453)
Dividends on common shares		(758)	(1,251)	(955)
Net change in non-cash working capital	20	—	(40)	(22)
		307	(123)	2,727
Investing activities
Net proceeds (expenditures) on exploration and evaluation assets (1)	20	6	236	(1,190)
Net expenditures on property, plant and equipment (1) (2)	20	(3,803)	(4,704)	(10,208)
Current income tax on disposition of properties		—	(33)	—
Investment in other long-term assets		(99)	(112)	(113)
Net change in non-cash working capital	20	85	(852)	334
		(3,811)	(5,465)	(11,177)
(Decrease) increase in cash and cash equivalents		(52)	44	9
Cash and cash equivalents – beginning of year		69	25	16
Cash and cash equivalents – end of year		$17	$69	$25
Interest paid, net		$617	$541	$521
Income taxes (received) paid		$(444)	$42	$792
(1)	Net proceeds on exploration and evaluation assets and net expenditures on property, plant and equipment in 2015 exclude non-cash share consideration of $985 million received from PrairieSky Royalty Ltd. ("PrairieSky") on the disposition of royalty income assets.
(2)	Net expenditures on property, plant and equipment in 2016 exclude non-cash share consideration of $190 million received from Inter Pipeline Ltd. ("Inter Pipeline") on the disposition of the Company's interest in the Cold Lake Pipeline.

Canadian Natural Resources Limited	8	Year Ended December 31, 2016

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

Canadian Natural Resources Limited	9	Year Ended December 31, 2016

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
E&E assets are also tested for impairment when facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount, by comparing the relevant costs to the fair value of the related Cash Generating Units (“CGUs”), aggregated at the segment level. Indications of impairment include leases approaching expiry, the existence of low benchmark commodity prices for an extended period of time, significant downward revisions in estimated probable reserves volumes, significant increases in estimated future exploration or development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks.
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

Canadian Natural Resources Limited	10	Year Ended December 31, 2016

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
Mine-related costs are depleted using the unit-of-production method based on Horizon proved reserves. Costs of the upgrader and related infrastructure located on the Horizon site are depreciated on the unit-of-production method based on the estimated productive capacity of the upgrader and related infrastructure. Other equipment is depreciated on a straight-line basis over its estimated useful life ranging from 2 to 15 years.
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

Canadian Natural Resources Limited	11	Year Ended December 31, 2016

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

Canadian Natural Resources Limited	12	Year Ended December 31, 2016

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

Canadian Natural Resources Limited	13	Year Ended December 31, 2016

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
Cash and cash equivalents, accounts receivable and certain other long-term assets are classified as financial assets at amortized cost since it is the Company’s intention to hold these assets to maturity and the related cash flows are mainly payments of principal and interest. Investments in publicly traded shares are classified as fair value through profit or loss. Accounts payable, accrued liabilities, certain other long-term liabilities, and long-term debt are classified as financial liabilities at amortized cost. Risk management assets and liabilities are classified as fair value through profit or loss.
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

Canadian Natural Resources Limited	14	Year Ended December 31, 2016

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

Canadian Natural Resources Limited	15	Year Ended December 31, 2016

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
2. CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2016, the Company adopted the amendment to IFRS 11 “Joint  Arrangements” to clarify the accounting treatment when an entity acquires interests in joint ventures and joint operations. The amendment requires these acquisitions to be accounted for as business combinations. The Company adopted this amendment prospectively. Adoption of this amended standard did not result in an impact to the Company’s consolidated financial statements.
3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In January 2016, the IASB issued IFRS 16 “Leases”, which provides guidance on accounting for leases. The new standard replaces IAS 17 “Leases” and related interpretations. IFRS 16 eliminates the distinction between operating leases and financing leases for lessees. The new standard is effective January 1, 2019 with earlier adoption permitted providing that IFRS 15 has been adopted. The new standard is required to be applied retrospectively, with a policy alternative of restating comparative prior periods or recognizing the cumulative adjustment in opening retained earnings at the date of adoption. The Company is assessing the impact of this standard on its consolidated financial statements.
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

Canadian Natural Resources Limited	16	Year Ended December 31, 2016

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
(C) Income Taxes
The Company is subject to income taxes in numerous legal jurisdictions. Accounting for income taxes requires the Company to interpret frequently changing laws and regulations, including changing income tax rates, and make certain judgements with respect to the application of tax law, estimating the timing of temporary difference reversals, and estimating the realizability of tax assets. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes a liability for a tax filing position based on its assessment of the probability that additional taxes may ultimately be due.
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

Canadian Natural Resources Limited	17	Year Ended December 31, 2016

(F) Share-Based Compensation
The Company has made various assumptions in estimating the fair values of stock options granted under the Option Plan, including expected volatility, expected exercise timing and future forfeiture rates. At each period end, stock options outstanding are remeasured for changes in the fair value of the liability.
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
5. INVENTORY
	2016	2015
Product inventory	$263	$186
Materials and supplies	426	339
	$689	$525
As a result of fluctuations in crude oil prices, the Company recorded a write-down of its product inventory of $73 million from cost to net realizable value as at December 31, 2016 (2015 - $174 million).

Canadian Natural Resources Limited	18	Year Ended December 31, 2016

6. EXPLORATION AND EVALUATION ASSETS
	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2014	$3,426	$—	$131	$—	$3,557
Additions	132	—	35	—	167
Transfers to property, plant and equipment	(567)	—	—	—	(567)
Disposals/derecognitions (1)	(491)	—	(96)	—	(587)
Foreign exchange adjustments	—	—	16	—	16
At December 31, 2015	2,500	—	86	—	2,586
Additions	20	—	9	—	29
Transfers to property, plant and equipment	(211)	—	—	—	(211)
Disposals/derecognitions	(3)	—	(18)	—	(21)
Foreign exchange adjustments	—	—	(1)	—	(1)
At December 31, 2016	$2,306	$—	$76	$—	$2,382
(1)	Refer to note 7 regarding the disposition of exploration and evaluation assets in the North America segment in 2015.
During 2016, the Company disposed of a number of North America exploration and evaluation assets totaling $3 million for consideration of $35 million, resulting in a pre-tax gain on sale of properties of $32 million. In addition, in connection with the Company's notice of withdrawal from Block CI-12 in Côte d'Ivoire, Offshore Africa, the Company derecognized $18 million of exploration and evaluation assets.
During 2015, in connection with the Company’s notice of withdrawal from Block CI-514 in Côte d’Ivoire, Offshore Africa, the Company derecognized $96 million of exploration and evaluation assets.

Canadian Natural Resources Limited	19	Year Ended December 31, 2016

7. PROPERTY, PLANT AND EQUIPMENT
	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2014	$60,606	$6,182	$3,858	$21,948	$570	$352	$93,516
Additions	691	13	524	2,523	7	26	3,784
Transfers from E&E assets	567	—	—	—	—	—	567
Disposals/derecognitions	(1,324)	—	—	(128)	—	—	(1,452)
Foreign exchange adjustments and other	—	1,219	791	—	—	—	2,010
At December 31, 2015	60,540	7,414	5,173	24,343	577	378	98,425
Additions	1,462	186	116	2,822	6	17	4,609
Transfers from E&E assets	211	—	—	—	—	—	211
Disposals/derecognitions	(566)	—	—	(127)	(349)	—	(1,042)
Foreign exchange adjustments and other	—	(220)	(157)	—	—	—	(377)
At December 31, 2016	$61,647	$7,380	$5,132	$27,038	$234	$395	$101,826
Accumulated depletion and depreciation
At December 31, 2014	$31,886	$4,049	$2,890	$1,864	$120	$227	$41,036
Expense	4,226	383	177	562	12	27	5,387
Disposals/derecognitions	(758)	—	—	(128)	—	—	(886)
Foreign exchange adjustments and other	(7)	832	592	(4)	—	—	1,413
At December 31, 2015	35,347	5,264	3,659	2,294	132	254	46,950
Expense	3,440	457	243	662	11	27	4,840
Disposals/derecognitions	(486)	—	—	(127)	(28)	—	(641)
Foreign exchange adjustments and other	10	(137)	(105)	(1)	—	—	(233)
At December 31, 2016	$38,311	$5,584	$3,797	$2,828	$115	$281	$50,916
Net book value
- at December 31, 2016	$23,336	$1,796	$1,335	$24,210	$119	$114	$50,910
- at December 31, 2015	$25,193	$2,150	$1,514	$22,049	$445	$124	$51,475

Project costs not subject to depletion and depreciation	2016	2015
Horizon	$—	$6,017
Kirby Thermal Oil Sands – North	$846	$816

During 2016, the Company acquired a number of producing crude oil and natural gas properties in the North America Exploration and Production segment, including exploration and evaluation assets of $nil (2015 - $37 million; 2014 - $nil), for net cash consideration of $159 million (2015 – $406 million; 2014 –$3,753 million). These transactions were accounted for using the acquisition method of accounting. In connection with these acquisitions, the Company assumed associated asset retirement obligations of $30 million (2015 – $133 million; 2014 – $404 million), other long-term liabilities of $nil (2015 – $nil; 2014 – $49 million) and recognized net deferred income tax assets of $nil (2015 - $nil; 2014 - $91 million) related to temporary differences in the carrying amount of certain of the acquired properties and their tax bases. No debt obligations were assumed and no working capital was acquired (2015 – $nil; 2014 – $28 million). No pre-tax gains were recognized on these acquisitions in 2016 (2015 – $nil; 2014 – $137 million).

Canadian Natural Resources Limited	20	Year Ended December 31, 2016

On December 16, 2016, in the Midstream segment, the Company disposed of its interest in the Cold Lake Pipeline, comprising $321 million of property, plant and equipment for total net consideration of $539 million, resulting in a pre-tax gain of $218 million. Total net consideration was comprised of $349 million in cash, together with $190 million of non-cash share consideration of approximately 6.4 million common shares of Inter Pipeline Ltd. (“Inter Pipeline”) with a value of $29.57 per common share, determined as of the closing date.
During 2015, the Company disposed of a number of North America royalty income assets, including exploration and evaluation assets of $488 million and property, plant and equipment of $480 million, for total consideration of $1,658 million, resulting in a pre-tax gain on sale of properties of $690 million. Total consideration was comprised of $673 million in cash, together with $985 million of non-cash share consideration of approximately 44.4 million common shares of PrairieSky Royalty Ltd. (“PrairieSky”) with a value of $22.16 per common share, determined as of the closing date.
In addition, during 2015 the Company disposed of a number of other North America crude oil and natural gas properties, including exploration and evaluation assets of $3 million and property, plant and equipment of $86 million, for total cash consideration of $134 million, together with associated asset retirement obligations of $4 million, resulting in a pre-tax gain on sale of properties of $49 million.
As at December 31, 2016, the Company assessed the recoverability of its property, plant and equipment and its exploration and evaluation assets, and determined the carrying amounts to be recoverable.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. During 2016, pre-tax interest of $233 million (2015 – $244 million, 2014 – $204 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.9% (2015 – 3.9%, 2014 – 3.9%).
8. INVESTMENTS
As at December 31, 2016, the Company had the following investments:
	2016	2015
Investment in PrairieSky Royalty Ltd.	$723	$974
Investment in Inter Pipeline Ltd.	190	—
	$913	$974
Investment in PrairieSky Royalty Ltd.
On December 16, 2015, as partial consideration for the disposal of a number of North America royalty income assets, the Company received non-cash share consideration of $985 million, comprised of approximately 44.4 million common shares of PrairieSky, at $22.16 per common share determined as of the closing date (refer to Note 7). PrairieSky is in the business of acquiring and managing oil and gas royalty income assets through indirect third-party oil and gas development.
During 2016, the Company completed the net distribution of approximately 21.8 million PrairieSky common shares to the shareholders of record of the Company as at June 3, 2016, completing the previously announced Plan of Arrangement. The distribution was recognized as a return of capital of $546 million. Subsequent to the distribution, the Company’s ownership interest in PrairieSky was less than 10% of the issued and outstanding common shares of PrairieSky.
The Company’s remaining investment of approximately 22.6 million common shares does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at December 31, 2016, the Company’s investment in PrairieSky was classified as a current asset.

Canadian Natural Resources Limited	21	Year Ended December 31, 2016

The (gain) loss from the investment in PrairieSky was comprised as follows:
	2016	2015	2014
Fair value (gain) loss from PrairieSky	$(292)	$11	$—
Dividend income from PrairieSky	(27)	(5)	—
	$(319)	$6	$—
Investment in Inter Pipeline Ltd.
On December 16, 2016, as partial consideration for the disposal of the Company's interest in the Cold Lake Pipeline, the Company received non-cash share consideration of $190 million, comprised of approximately 6.4 million common shares of Inter Pipeline at $29.57 per common share determined as of the closing date (refer to Note 7). Inter Pipeline is in the business of petroleum transportation, natural gas liquids processing, and bulk liquid storage in Western Canada and Europe.
The Company's investment does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at December 31, 2016, the Company's investment in Inter Pipeline was classified as a current asset.
The gain from the investment in Inter Pipeline was comprised as follows:
	2016	2015	2014
Fair value gain from Inter Pipeline	$—	$—	$—
Dividend income from Inter Pipeline	(1)	—	—
	$(1)	$—	$—
9. OTHER LONG-TERM ASSETS
	2016	2015
Investment in North West Redwater Partnership	$261	$254
North West Redwater Partnership subordinated debt (1)	385	254
Risk Management (note 18)	489	854
Other	168	168
	1,303	1,530
Less: current portion	283	375
	$1,020	$1,155
(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
During 2013, the Company along with APMC, committed each to provide funding up to $350 million by each party by January 2016 in the form of subordinated debt bearing interest at prime plus 6%. During 2016, the Company and APMC each provided $99 million of subordinated debt. To date, each party has provided $324 million of subordinated debt, together with accrued interest thereon of $61 million for a Company total of $385 million. Should final Project costs exceed the sanction cost estimate of $8,500 million, the Company and APMC have agreed, each with a 50% interest, to provide additional subordinated debt as required to reflect an agreed debt to equity ratio and, subject to the Company being able to meet certain funding conditions, to fund any shortfall in available third party commercial lending required to attain Project completion.

Canadian Natural Resources Limited	22	Year Ended December 31, 2016

During 2016, Redwater Partnership issued $550 million of 4.25% series F senior secured bonds due June 2029, $500 million of 4.75% series G senior secured bonds due June 2037, $500 million of 4.15% series H senior secured bonds due June 2033, and $500 million of 4.35% series I senior secured bonds due January 2039.
During 2015, Redwater Partnership issued $500 million of 2.10% series C senior secured bonds due February 2022, $500 million of 3.70% series D senior secured bonds due February 2043, $500 million of 3.20% series E senior secured bonds due April 2026, and $300 million of senior secured bonds through the reopening of its previously issued 4.05% series B senior secured bonds due July 2044.
As at December 31, 2016, Redwater Partnership had additional borrowings of $1,581 million under its secured $3,500 million syndicated credit facility.
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
The assets, liabilities, partners’ equity and equity (income) loss related to Redwater Partnership and the Company’s 50% interest at December 31, 2016 and 2015 were comprised as follows:
	2016		2015
	Redwater Partnership 100% interest	Company 50% interest	Redwater Partnership 100% interest	Company 50% interest
Current assets	$96	$48	$138	$69
Non-current assets	$8,258	$4,129	$5,834	$2,917
Current liabilities	$572	$286	$678	$339
Non-current liabilities	$7,260	$3,630	$4,786	$2,393
Partners’ equity	$522	$261	$508	$254
Equity (income) loss	$(14)	$(7)	$88	$44

Canadian Natural Resources Limited	23	Year Ended December 31, 2016

10. LONG-TERM DEBT
	2016	2015
Canadian dollar denominated debt, unsecured
Bank credit facilities	$2,758	$2,385
Medium-term notes
3.05% debentures due June 19, 2019	500	500
2.60% debentures due December 3, 2019	500	500
2.89% debentures due August 14, 2020	1,000	1,000
3.31% debentures due February 11, 2022	1,000	—
3.55% debentures due June 3, 2024	500	500
	6,258	4,885
US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2016 - US$905 million; December 31, 2015 - US$657 million)	1,213	909
Commercial paper (December 31, 2016 - US$250 million; December 31, 2015 - US$500 million)	336	692
US dollar debt securities
Three-month LIBOR plus 0.375% due March 30, 2016 (2016 - US$nil; 2015 - US$500 million)	—	692
6.00% due August 15, 2016 (2016 - US$nil; 2015 - US$250 million)	—	346
5.70% due May 15, 2017 (US$1,100 million)	1,477	1,523
1.75% due January 15, 2018 (US$600 million)	806	830
5.90% due February 1, 2018 (US$400 million)	537	554
3.45% due November 15, 2021 (US$500 million)	671	692
3.80% due April 15, 2024 (US$500 million)	671	692
3.90% due February 1, 2025 (US$600 million)	806	830
7.20% due January 15, 2032 (US$400 million)	537	554
6.45% due June 30, 2033 (US$350 million)	470	484
5.85% due February 1, 2035 (US$350 million)	470	484
6.50% due February 15, 2037 (US$450 million)	604	622
6.25% due March 15, 2038 (US$1,100 million)	1,477	1,523
6.75% due February 1, 2039 (US$400 million)	537	554
	10,612	11,981
Long-term debt before transaction costs and original issue discounts, net	16,870	16,866
Less: original issue discounts, net (1)	(10)	(10)
transaction costs (1) (2)	(55)	(62)
	16,805	16,794
Less: current portion of commercial paper	336	692
current portion of other long-term debt (1) (2)	1,476	1,037
	$14,993	$15,065

(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Canadian Natural Resources Limited	24	Year Ended December 31, 2016

Bank Credit Facilities and Commercial Paper
As at December 31, 2016, the Company had in place bank credit facilities of $7,350 million available for general corporate purposes, comprised of:
•	a $100 million demand credit facility;
•	a $1,500 million non-revolving term credit facility maturing April 2018;
•	a $750 million non-revolving term credit facility maturing February 2019;
•	a $125 million non-revolving term credit facility maturing February 2019;
•	a $2,425 million revolving syndicated credit facility maturing June 2019;
•	a $2,425 million revolving syndicated credit facility maturing June 2020; and
•	a £15 million demand credit facility related to the Company’s North Sea operations.
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
During 2016, the Company prepaid $250 million of the previously outstanding $1,000 million non-revolving term credit facility and extended the maturity date to February 2019 from January 2017. Borrowings under this facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances or Canadian prime loans. As at December 31, 2016, the $750 million facility was fully drawn. During 2016, the Company also entered into a new $125 million non-revolving term credit facility maturing February 2019, which was fully drawn at December 31, 2016. Borrowings under this facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances or Canadian prime loans.
Borrowings under the $1,500 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans. As at December 31, 2016, the $1,500 million facility was fully drawn.
The Company's credit facilities are subject to a financial covenant that the Consolidated Debt to Capitalization Ratio, as defined in the credit agreements, shall not be more than 0.65 to 1.0.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2016 was 1.9% (December 31, 2015 – 1.7%), and on total long-term debt outstanding for the year ended December 31, 2016 was 3.9% (December 31, 2015 – 3.9%).
At December 31, 2016, letters of credit and guarantees aggregating $219 million, including a $39 million financial guarantee related to Horizon and $82 million of letters of credit related to North Sea operations, were outstanding. The letters of credit are supported by dedicated credit facilities.
Medium-Term Notes
During 2016, the Company issued $1,000 million of 3.31% medium-term notes due February 2022.  After issuing these securities, the Company has $2,000 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in November 2017. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During 2015, the Company issued $500 million of series 2 medium-term notes due August 2020, through the reopening of its previously issued 2.89% notes under a previous base shelf prospectus and repaid $400 million of 4.95% medium-term notes.

Canadian Natural Resources Limited	25	Year Ended December 31, 2016

US Dollar Debt Securities
During 2016, the Company repaid US$500 million of three-month LIBOR plus 0.375% notes and US$250 million of 6.00% notes.
In October 2015, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in November 2017. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
Scheduled Debt Repayments
Scheduled debt repayments are as follows:
Year	Repayment
2017	$1,813
2018	$2,841
2019	$2,705
2020	$1,768
2021	$671
Thereafter	$7,072
11. OTHER LONG-TERM LIABILITIES
	2016	2015
Asset retirement obligations	$3,243	$2,950
Share-based compensation	426	128
Other	17	18
	3,686	3,096
Less: current portion	463	206
	$3,223	$2,890
Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 5.2% (2015 – 5.9%; 2014 – 4.6%). Reconciliations of the discounted asset retirement obligations were as follows:
	2016	2015	2014
Balance – beginning of year	$2,950	$4,221	$4,162
Liabilities incurred	3	7	41
Liabilities acquired, net	30	129	404
Liabilities settled	(267)	(370)	(346)
Asset retirement obligation accretion	142	173	193
Revision of cost, inflation rates and timing estimates	(68)	(313)	(907)
Change in discount rate	493	(1,150)	558
Foreign exchange adjustments	(40)	253	116
Balance – end of year	3,243	2,950	4,221
Less: current portion	95	101	121
	$3,148	$2,849	$4,100

Canadian Natural Resources Limited	26	Year Ended December 31, 2016

Segmented Asset Retirement Obligations
	2016	2015
Exploration and Production
North America	$1,444	$1,114
North Sea	837	975
Offshore Africa	244	266
Oil Sands Mining and Upgrading	717	594
Midstream	1	1
	$3,243	$2,950

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
	2016	2015	2014
Balance – beginning of year	$128	$203	$260
Share-based compensation expense (recovery)	355	(46)	66
Cash payment for stock options surrendered	(7)	(1)	(8)
Transferred to common shares	(117)	(18)	(129)
Capitalized to (recovered from) Oil Sands Mining and Upgrading	67	(10)	14
Balance – end of year	426	128	203
Less: current portion	368	105	158
	$58	$23	$45
The share-based compensation liability of $426 million at December 31, 2016 (2015 – $128 million; 2014 – $203 million) was estimated using the Black-Scholes valuation model with the following weighted average assumptions:
	2016	2015	2014
Fair value	$11.41	$3.06	$5.51
Share price	$42.79	$30.22	$35.92
Expected volatility	30.7%	28.6%	25.1%
Expected dividend yield	2.3%	3.0%	2.5%
Risk free interest rate	0.9%	0.6%	1.2%
Expected forfeiture rate	5.0%	4.8%	4.7%
Expected stock option life (1)	4.6 years	4.5 years	4.5 years
(1)	At original time of grant.
The intrinsic value of vested stock options at December 31, 2016 was $191 million (2015 – $10 million; 2014 – $40 million).

Canadian Natural Resources Limited	27	Year Ended December 31, 2016

12. INCOME TAXES

The provision for income tax was as follows:
	2016	2015	2014
Current corporate income tax (recovery) expense – North America	$(377)	$86	$702
Current corporate income tax recovery – North Sea	(74)	(117)	(68)
Current corporate income tax expense – Offshore Africa	22	17	43
Current PRT (1) recovery – North Sea	(198)	(258)	(273)
Other taxes	9	11	23
Current income tax (recovery) expense	(618)	(261)	427
Deferred corporate income tax (recovery) expense	(106)	216	681
Deferred PRT (1) (recovery) expense – North Sea	(135)	15	126
Deferred income tax (recovery) expense	(241)	231	807
Income tax (recovery) expense	$(859)	$(30)	$1,234
(1)   Petroleum Revenue Tax.
The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings (loss) before taxes. The reasons for the difference are as follows:
	2016	2015	2014
Canadian statutory income tax rate	27.0%	26.0%	25.1%
Income tax provision at statutory rate	$(287)	$(173)	$1,296
Effect on income taxes of:
UK PRT and other taxes	(324)	(232)	(124)
Impact of deductible UK PRT and other taxes on corporate income tax	131	119	85
Foreign and domestic tax rate differentials	(54)	(157)	(61)
Non-taxable portion of capital gains/losses	(80)	36	36
Stock options exercised for common shares	94	(12)	14
Income tax rate and other legislative changes	(107)	362	—
Non-taxable gain on corporate acquisitions	—	—	(34)
Revisions arising from prior year tax filings	(120)	32	5
Change in unrecognized capital loss carryforward asset	(80)	36	36
Other	(32)	(41)	(19)
Income tax (recovery) expense	$(859)	$(30)	$1,234

Canadian Natural Resources Limited	28	Year Ended December 31, 2016

The following table summarizes the temporary differences that give rise to the net deferred income tax liability:
	2016	2015
Deferred income tax liabilities
Property, plant and equipment and exploration and evaluation assets	$10,259	$10,257
Timing of partnership items	—	261
Unrealized risk management activities	62	111
Deferred PRT	—	65
PRT deduction for corporate income tax	29	—
Investments	98	60
Investment in North West Redwater	222	141
	10,670	10,895
Deferred income tax assets
Asset retirement obligations	(983)	(976)
Loss carryforwards	(390)	(170)
Unrealized foreign exchange loss on long-term debt	(149)	(212)
Deferred PRT	(73)	—
PRT deduction for corporate income tax	—	(33)
Other	(2)	(160)
	(1,597)	(1,551)
Net deferred income tax liability	$9,073	$9,344

Movements in deferred tax assets and liabilities recognized in net earnings during the year were as follows:
	2016	2015	2014
Property, plant and equipment and exploration and evaluation assets	$37	$(7)	$647
Timing of partnership items	(261)	(176)	(195)
Unrealized foreign exchange loss on long-term debt	63	(222)	(77)
Unrealized risk management activities	(44)	(5)	142
Asset retirement obligations	(20)	522	119
Loss carryforwards	(221)	(53)	109
Investments	38	60	—
Investment in North West Redwater	81	106	35
Deferred PRT	(135)	15	126
PRT deduction for corporate income tax	61	(5)	(77)
Other	160	(4)	(22)
	$(241)	$231	$807

The following table summarizes the movements of the net deferred income tax liability during the year:
	2016	2015	2014
Balance – beginning of year	$9,344	$8,970	$8,183
Deferred income tax (recovery) expense	(241)	231	807
Deferred income tax (recovery) expense included in other comprehensive income	(5)	(4)	1
Foreign exchange adjustments	(25)	147	70
Business combinations	—	—	(91)
Balance – end of year	$9,073	$9,344	$8,970
Current income taxes recognized in each operating segment will vary depending upon available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.

Canadian Natural Resources Limited	29	Year Ended December 31, 2016

During 2016, the UK government enacted legislation to reduce the supplementary charge on oil and gas profits from 20% to 10% effective January 1, 2016, resulting in a decrease in the Company's deferred corporate income tax liability of $107 million.
During 2016, the UK government enacted legislation to reduce the PRT rate from 35% to 0% effective January 1, 2016. Allowable abandonment expenditures eligible for carryback to 2015 and prior taxation years for PRT purposes are still recoverable at a PRT rate of 50%. As a result of these income tax changes, the Company’s deferred PRT liability was reduced by $228 million and the deferred corporate income tax liability was increased by $114 million.
During 2015, the Alberta government enacted legislation that increased the provincial corporate income tax rate from 10% to 12% effective July 1, 2015. As a result of this income tax rate increase, the Company’s deferred income tax liability was increased by $579 million.
During 2015, the UK government enacted legislation that reduced the supplementary charge on oil and gas profits from 32% to 20% effective January 1, 2015. In addition, the legislation reduced the PRT rate from 50% to 35% effective January 1, 2016. Allowable abandonment expenditures eligible for carryback to prior taxation years for PRT purposes were still recoverable at the previous tax rate of 50%. The legislation also replaced the existing Brownfield Allowance with a new Investment Allowance on qualifying capital expenditures, effective April 1, 2015. The new Investment Allowance is deductible for supplementary charge purposes, subject to certain restrictions. As a result of these income tax changes, the Company’s deferred income tax liability was reduced by $217 million and the deferred PRT liability was reduced by $11 million.
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

Canadian Natural Resources Limited	30	Year Ended December 31, 2016

13. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.
Issued	2016		2015
Common shares	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Balance – beginning of year	1,094,668	$4,541	1,091,837	$4,432
Issued upon exercise of stock options	16,284	559	2,831	91
Previously recognized liability on stock options exercised for common shares	—	117	—	18
Return of capital on PrairieSky Royalty Ltd. share distribution (note 8)	—	(546)	—	—
Balance – end of year	1,110,952	$4,671	1,094,668	$4,541
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
On March 1, 2017, the Board of Directors declared a quarterly dividend of $0.275 per common share, beginning with the dividend payable on April 1, 2017. On November 2, 2016, the Board of Directors declared a quarterly dividend of $0.25 per common share, beginning with the dividend payable on January 1, 2017. On March 2, 2016, the Board of Directors declared a quarterly dividend of $0.23 per common share, beginning with the dividend payable on April 1, 2016. On March 4, 2015, the Board of Directors declared a quarterly dividend of $0.23 per common share, beginning with the dividend payable on April 1, 2015. On March 5, 2014, the Board of Directors declared a quarterly dividend of $0.225 per common share, beginning with the dividend payable on April 1, 2014.
Normal Course Issuer Bid
On March 1, 2017, the Board of Directors approved the Company's application for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 27,814,309 common shares, over a 12 month period commencing upon receipt of applicable regulatory and other approvals.
During 2016 and 2015, the Company did not purchase any common shares for cancellation. In 2014, the Company purchased for cancellation 10,095,000 common shares at a weighted average price of $44.85 per common share, for a total cost of $453 million. Retained earnings were reduced by $414 million, representing the excess of the purchase price of common shares over their average carrying value.
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

Canadian Natural Resources Limited	31	Year Ended December 31, 2016

between the stated exercise price and the market price of the Company’s common shares on the date of surrender of the stock option.
The Option Plan is a "rolling 9%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.

The following table summarizes information relating to stock options outstanding at December 31, 2016 and 2015:
	2016		2015
	Stock options (thousands)	Weighted average exercise price	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	74,615	$34.88	71,708	$35.60
Granted	11,002	$34.97	13,310	$30.56
Surrendered for cash settlement	(817)	$34.47	(185)	$33.30
Exercised for common shares	(16,284)	$34.31	(2,831)	$32.31
Forfeited	(10,217)	$39.66	(7,387)	$35.12
Outstanding – end of year	58,299	$34.22	74,615	$34.88
Exercisable – end of year	20,747	$33.75	30,567	$36.19

The range of exercise prices of stock options outstanding and exercisable at December 31, 2016 was as follows:
			Stock options outstanding			Stock options exercisable
Range of exercise prices			Stock options outstanding (thousands)	Weighted average remaining term (years)	Weighted average exercise price	Stock options exercisable (thousands)	Weighted average exercise price
$22.90	-	$24.99	4,188	4.03	$22.90	666	$22.90
$25.00	-	$29.99	14,101	2.69	$28.58	5,574	$28.41
$30.00	-	$34.99	14,599	2.46	$33.20	5,744	$33.45
$35.00	-	$39.99	13,342	2.29	$36.17	6,680	$36.36
$40.00	-	$44.99	10,656	4.29	$43.66	1,257	$43.25
$45.00	-	$45.09	1,413	2.10	$45.07	826	$45.06
			58,299	2.92	$34.22	20,747	$33.75
14. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income (loss), net of taxes, were as follows:
	2016	2015
Derivative financial instruments designated as cash flow hedges	$27	$58
Foreign currency translation adjustment	43	17
	$70	$75

Canadian Natural Resources Limited	32	Year Ended December 31, 2016

15. CAPITAL DISCLOSURES
The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2016, the ratio was within the target range at 39%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.
	2016	2015
Long-term debt (1)	$16,805	$16,794
Total shareholders’ equity	$26,267	$27,381
Debt to book capitalization	39%	38%
(1)	Includes the current portion of long-term debt.
16. NET EARNINGS (LOSS) PER COMMON SHARE
		2016	2015	2014
Weighted average common shares outstanding – basic (thousands of shares)		1,100,471	1,093,862	1,091,754
Effect of dilutive stock options (thousands of shares)		—	—	5,068
Weighted average common shares outstanding – diluted (thousands of shares)		1,100,471	1,093,862	1,096,822
Net earnings (loss)		$(204)	$(637)	$3,929
Net earnings (loss) per common share	– basic	$(0.19)	$(0.58)	$3.60
	– diluted	$(0.19)	$(0.58)	$3.58

In 2016, the Company excluded 27,235,000 potentially anti-dilutive stock options from the calculation of diluted earnings per common share.
17. INTEREST AND OTHER FINANCING EXPENSE
	2016	2015	2014
Interest and other financing expense:
Long-term debt	$664	$618	$542
Other (1)	—	1	(7)
	664	619	535
Less: amounts capitalized on qualifying assets	233	244	204
Total interest and other financing expense	431	375	331
Total interest income	(48)	(53)	(8)
Net interest and other financing expense	$383	$322	$323
(1)	Includes the fair value impact of interest rate swaps on US dollar debt securities.

Canadian Natural Resources Limited	33	Year Ended December 31, 2016

18. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:
	2016
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,434	$—	$—	$—	$1,434
Investments	—	913	—	—	913
Other long-term assets	385	4	485	—	874
Accounts payable	—	—	—	(595)	(595)
Accrued liabilities	—	—	—	(2,222)	(2,222)
Long-term debt (1)	—	—	—	(16,805)	(16,805)
	$1,819	$917	$485	$(19,622)	$(16,401)

	2015
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,277	$—	$—	$—	$1,277
Investments	—	974	—	—	974
Other long-term assets	254	36	818	—	1,108
Accounts payable	—	—	—	(571)	(571)
Accrued liabilities	—	—	—	(2,089)	(2,089)
Long-term debt (1)	—	—	—	(16,794)	(16,794)
	$1,531	$1,010	$818	$(19,454)	$(16,095)
(1)	Includes the current portion of long-term debt.
The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s recurring other long-term assets and fixed rate long-term debt are outlined below:
	2016
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$913	$913	$—	$—
Other long-term assets (4)	$874	$—	$489	$385
Fixed rate long-term debt (5) (6)	$(12,498)	$(13,217)	$—	$—

	2015
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$974	$974	$—	$—
Other long-term assets (4)	$1,108	$—	$854	$254
Fixed rate long-term debt (5) (6)	$(12,808)	$(12,431)	$—	$—

Canadian Natural Resources Limited	34	Year Ended December 31, 2016

(1)	Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)	There were no transfers between Level 1, 2 and 3 financial instruments.
(3)	The fair value of the investments are based on quoted market prices.
(4)	The fair value of Redwater Partnership subordinated debt is based on the present value of future cash receipts.
(5)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(6)	Includes the current portion of fixed rate long-term debt.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.
Asset (liability)	2016	2015
Derivatives held for trading
Foreign currency forward contracts	$10	$36
Natural gas AECO swaps	(6)	—
Cash flow hedges
Foreign currency forward contracts	16	30
Cross currency swaps	469	788
	$489	$854

Included within:
Current portion of other long-term assets	$222	$305
Other long-term assets	267	549
	$489	$854

During 2016, the Company recognized a gain of $7 million (2015 – gain of $5 million, 2014 – loss of $3 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair value of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	35	Year Ended December 31, 2016

Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:
Asset (liability)	2016	2015
Balance – beginning of year	$854	$599
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	(25)	(374)
Foreign exchange	(304)	669
Other comprehensive income (loss)	(36)	(40)
Balance – end of year	489	854
Less: current portion	222	305
	$267	$549
Net losses (gains) from risk management activities for the years ended December 31 were as follows:
	2016	2015	2014
Net realized risk management loss (gain)	$8	$(843)	$(349)
Net unrealized risk management loss (gain)	25	374	(451)
	$33	$(469)	$(800)
Financial Risk Factors
a)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At December 31, 2016, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:
Sales contracts (1)
	Remaining term			Volume	Weighted average price	Index
Natural Gas
AECO swaps	Jan 2017	-	Oct 2017	50,000 GJ/d	$2.80	AECO
(1)	Subsequent to December 31, 2016, the Company entered into 50,000 bbl/d of US$50.00 - US$60.10 WTI collars for the period February to December 2017, and 17,500 bbl/d of US$50.00 - US$60.03 WTI collars for the period March to December 2017.
The Company’s outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

Canadian Natural Resources Limited	36	Year Ended December 31, 2016

Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2016, the Company had no interest rate swap contracts outstanding.
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

At December 31, 2016, the Company had the following cross currency swap contracts outstanding:
	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jan 2017	—	May 2017	US$1,100	1.170	5.70%	5.10%
	Jan 2017	—	Nov 2021	US$500	1.022	3.45%	3.96%
	Jan 2017	—	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at December 31, 2016 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at December 31, 2016, the Company had US$1,928 million of foreign currency forward contracts outstanding, with terms of approximately 30 days or less, including US$1,155 million designated as cash flow hedges.
Financial instrument sensitivities
The following table summarizes the annualized sensitivities of the Company’s 2016 net loss and other comprehensive loss to changes in the fair value of financial instruments outstanding as at December 31, 2016, resulting from changes in the specified variable, with all other variables held constant. These sensitivities are prepared on a different basis than those sensitivities disclosed in the Company’s other continuous disclosure documents, are limited to the impact of changes in a specified variable applied to financial instruments only and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally cannot be extrapolated because the relationship of a change in an assumption to the change in fair value may not be linear.
Canadian Natural Resources Limited	37	Year Ended December 31, 2016

	(Increase) decrease to net loss	(Increase) decrease to other comprehensive loss
Commodity price risk
Increase AECO $0.10/Mcf	$(1)	$—
Decrease AECO $0.10/Mcf	$1	$—
Interest rate risk
Increase interest rate 1%	$(19)	$(27)
Decrease interest rate 1%	$19	$31
Foreign currency exchange rate risk
Increase exchange rate by US$0.01	$(73)	$—
Decrease exchange rate by US$0.01	$71	$—

b)  Credit Risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2016, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At December 31, 2016, the Company had net risk management assets of $489 million with specific counterparties related to derivative financial instruments (December 31, 2015 – $854 million).
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
The maturity dates for financial liabilities were as follows:
	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$595	$—	$—	$—
Accrued liabilities	$2,222	$—	$—	$—
Long-term debt (1)	$1,813	$2,841	$5,144	$7,072
(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

Canadian Natural Resources Limited	38	Year Ended December 31, 2016

19. COMMITMENTS AND CONTINGENCIES
The Company has committed to certain payments as follows:
	2017	2018	2019	2020	2021	Thereafter
Product transportation and pipeline	$441	$404	$306	$300	$258	$2,337
Offshore equipment operating leases and offshore drilling	$166	$105	$59	$34	$33	$9
Office leases	$44	$43	$43	$43	$40	$154
Other	$53	$2	$2	$2	$2	$35
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of Horizon. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.
20. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
	2016	2015	2014
Changes in non-cash working capital
Accounts receivable	$(142)	$615	$(456)
Current income tax assets	(165)	(447)	(586)
Inventory	(79)	142	(31)
Prepaids and other	14	11	(30)
Accounts payable	31	7	(70)
Accrued liabilities	(116)	(981)	741
Net changes in non-cash working capital	$(457)	$(653)	$(432)
Relating to:
Operating activities	$(542)	$239	$(744)
Financing activities	—	(40)	(22)
Investing activities	85	(852)	334
	$(457)	$(653)	$(432)

	2016	2015	2014
Expenditures on exploration and evaluation assets	$29	$180	$1,190
Net proceeds on sale of exploration and evaluation assets (1)	(35)	(416)	—
Net (proceeds) expenditures on exploration and evaluation assets	$(6)	$(236)	$1,190

Expenditures on property, plant and equipment	$4,152	$5,118	$10,252
Net proceeds on sale of property, plant and equipment (1) (2)	(349)	(414)	(44)
Net expenditures on property, plant and equipment	$3,803	$4,704	$10,208
(1)	Net proceeds on exploration and evaluation assets and net expenditures on property, plant and equipment in 2015 exclude non-cash share consideration of $985 million received from PrairieSky on the disposition of royalty income assets.
(2)	Net expenditures on property, plant and equipment in 2016 exclude non-cash share consideration of $190 million received from Inter Pipeline on the disposition of the Company's interest in the Cold Lake Pipeline.

Canadian Natural Resources Limited	39	Year Ended December 31, 2016

21. SEGMENTED INFORMATION
The Company’s exploration and production activities are conducted in three geographic segments: North America, North Sea and Offshore Africa. These activities include the exploration, development, production and marketing of crude oil, natural gas liquids and natural gas.
The Company’s Oil Sands Mining and Upgrading activities are reported in a separate segment from exploration and production activities.

	North America			North Sea			Offshore Africa
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Segmented product sales	$7,209	$9,222	$15,963	$570	$638	$701	$603	$482	$503
Less: royalties	(524)	(732)	(2,159)	(1)	(1)	(2)	(26)	(22)	(43)
Segmented revenue	6,685	8,490	13,804	569	637	699	577	460	460
Segmented expenses
Production	2,186	2,603	2,924	403	544	496	200	223	212
Transportation and blending	1,941	2,309	3,228	48	61	5	2	2	1
Depletion, depreciation and amortization	3,465	4,248	3,901	458	388	269	262	273	105
Asset retirement obligation accretion	66	93	98	35	39	38	12	10	10
Realized risk management activities	8	(843)	(349)	—	—	—	—	—	—
Gain on disposition of properties and corporate acquisitions and dispositions	(32)	(739)	(137)	—	—	—	—	—	—
(Gain) loss from investments	(320)	6	—	—	—	—	—	—	—
Total segmented expenses	7,314	7,677	9,665	944	1,032	808	476	508	328
Segmented earnings (loss) before the following	$(629)	$813	$4,139	$(375)	$(395)	$(109)	$101	$(48)	$132
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Unrealized risk management activities
Foreign exchange (gain) loss
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax (recovery) expense
Deferred income tax (recovery) expense
Net earnings (loss)

Canadian Natural Resources Limited	40	Year Ended December 31, 2016

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
Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision makers.
Oil Sands Mining and Upgrading			Midstream			Inter–segment elimination and other			Total
2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
$2,657	$2,764	$4,095	$114	$136	$120	$(55)	$(75)	$(81)	$11,098	$13,167	$21,301
(24)	(49)	(234)	—	—	—	—	—	—	(575)	(804)	(2,438)
2,633	2,715	3,861	114	136	120	(55)	(75)	(81)	10,523	12,363	18,863

1,292	1,332	1,609	25	32	34	(7)	(8)	(10)	4,099	4,726	5,265
80	82	75	—	—	—	(68)	(75)	(77)	2,003	2,379	3,232
662	562	596	11	12	9	—	—	—	4,858	5,483	4,880
29	31	47	—	—	—	—	—	—	142	173	193
—	—	—	—	—	—	—	—	—	8	(843)	(349)
—	—	—	(218)	—	—	—	—	—	(250)	(739)	(137)
—	—	—	(7)	44	8	—	—	—	(327)	50	8
2,063	2,007	2,327	(189)	88	51	(75)	(83)	(87)	10,533	11,229	13,092
$570	$708	$1,534	$303	$48	$69	$20	$8	$6	(10)	1,134	5,771

									345	390	367
									355	(46)	66
									383	322	323
									25	374	(451)
									(55)	761	303
									1,053	1,801	608
									(1,063)	(667)	5,163
									(618)	(261)	427
									(241)	231	807
									$(204)	$(637)	$3,929

Canadian Natural Resources Limited	41	Year Ended December 31, 2016

Capital Expenditures (1)
	2016			2015
	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures (proceeds) (3)	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (4) (5)	$17	$(211)	$(194)	$(260)	$(666)	$(926)
North Sea	—	—	—	—	—	—
Offshore Africa	9	(18)	(9)	35	(96)	(61)
	$26	$(229)	$(203)	$(225)	$(762)	$(987)

Property, plant and equipment
Exploration and Production
North America (5)	$1,143	$(36)	$1,107	$1,171	$(1,237)	$(66)
North Sea	126	60	186	230	(217)	13
Offshore Africa	142	(26)	116	573	(49)	524
	1,411	(2)	1,409	1,974	(1,503)	471
Oil Sands Mining and Upgrading (6)	2,718	(23)	2,695	2,730	(335)	2,395
Midstream (7)	(315)	(28)	(343)	8	(1)	7
Head office	17	—	17	26	—	26
	$3,831	$(53)	$3,778	$4,738	$(1,839)	$2,899
(1)	This table provides a reconciliation of capitalized costs including derecognitions and does not include the impact of foreign exchange adjustments.
(2)	Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, transfers of property, plant and equipment to inventory due to change in use, and other fair value adjustments.
(3)	Net expenditures (proceeds) in 2015 do not include non-cash share consideration of $985 million received from PrairieSky on the disposition of royalty income assets.
(4)	The above noted figures for 2016 do not include the impact of a pre-tax cash gain of $32 million on the disposition of exploration and evaluation assets.
(5)	The above noted figures for 2015 do not include the impact of other pre-tax gains on the sale of other properties totaling $49 million recognized in 2015.
(6)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.
(7)	The above noted figures for 2016 do not include a pre-tax cash and non-cash gain of $218 million on the disposition of certain Midstream assets to Inter Pipeline.
Segmented Assets
	2016	2015
Exploration and Production
North America	$28,892	$30,937
North Sea	2,269	2,734
Offshore Africa	1,580	1,755
Other	29	73
Oil Sands Mining and Upgrading	24,852	22,598
Midstream	912	1,054
Head office	114	124
	$58,648	$59,275

Canadian Natural Resources Limited	42	Year Ended December 31, 2016

22. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT
Remuneration of Non-Management Directors
	2016	2015	2014
Fees earned	$2	$2	$3
Remuneration of Senior Management (1)
	2016	2015	2014
Salary	$3	$3	$3
Common stock option based awards	9	7	8
Annual incentive plans	5	2	4
Long-term incentive plans	15	6	17
	$32	$18	$32
(1)	Senior management identified above are consistent with the disclosure on Named Executive Officers provided in the Company’s Information Circular to shareholders for the respective years.

23. EVENT SUBSEQUENT TO DECEMBER 31, 2016
On March 9, 2017, the Company announced that it had entered into agreements to acquire 70% of the Athabasca Oil Sands Project, as well as additional working interests in certain other producing and non-producing oil and gas properties, for preliminary total consideration of approximately $12.7 billion, comprised of cash of approximately $8.7 billion and 97,560,975 common shares of the Company, with an estimated value of approximately $4 billion as at the announcement date.  The transaction is expected to close in mid-2017, subject to receipt of all required consents and regulatory and other approvals.

Canadian Natural Resources Limited	43	Year Ended December 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses and other guidance provided throughout this Management’s Discussion and Analysis (“MD&A”), constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the construction and future operations of the North West Redwater bitumen upgrader and refinery, and construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil (“SCO”) that the Company may be reliant upon to transport its products to market, and the "Outlook" section of this MD&A, particularly in reference to the 2017 guidance provided with respect to budgeted capital expenditures, also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
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
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets, including the announced acquisition of a significant interest in the Athabasca Oil Sands Project and certain other producing and non-producing oil and gas properties; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.

Canadian Natural Resources Limited	1	Year Ended December 31, 2016

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
SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES
This MD&A includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings (loss) from operations, funds flow from operations (formerly referred to as cash flow from operations), adjusted cash production costs and net asset value. These financial measures are not defined by International Financial Reporting Standards (“IFRS”) and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings (loss) and cash flows from operating activities, as determined in accordance with IFRS, as an indication of the Company’s performance. The non-GAAP measures adjusted net earnings (loss) from operations and funds flow from operations are reconciled to net earnings (loss), as determined in accordance with IFRS, in the “Net Earnings (Loss) and Funds Flow from Operations” section of this MD&A. The non-GAAP measure funds flow from operations is also reconciled to cash flows from operating activities in this section. The derivation of adjusted cash production costs and adjusted depreciation, depletion and amortization are included in the “Operating Highlights – Oil Sands Mining and Upgrading” section of this MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the “Liquidity and Capital Resources” section of this MD&A.
MANAGEMENT'S DISCUSSION AND ANALYSIS
This MD&A of the financial condition and results of operations of the Company should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2016.
All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s consolidated financial statements and this MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").
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
The following discussion and analysis refers primarily to the Company’s 2016 financial results compared to 2015 and  2014, unless otherwise indicated.  In addition, this MD&A details the Company's targeted capital program for 2017. Additional information relating to the Company, including its quarterly MD&A for the year and three months ended December 31, 2016, its Annual Information Form for the year ended December 31, 2016, and its audited consolidated financial statements for the year ended December 31, 2016 is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. This MD&A is dated March 15, 2017.

Canadian Natural Resources Limited	2	Year Ended December 31, 2016

DEFINITIONS AND ABBREVIATIONS
AECO	Alberta natural gas reference location
AIF	Annual Information Form
API	specific gravity measured in degrees on the American Petroleum Institute scale
ARO	asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
Bcf/d	billion cubic feet per day
BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
Bitumen
a naturally occurring solid or semi-solid hydrocarbon consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in situ recovery methods

Brent	Dated Brent
C$	Canadian dollars
CAGR	compound annual growth rate
CAPEX	capital expenditures
CO2	carbon dioxide
CO2e	carbon dioxide equivalents
Crude oil	includes light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and synthetic crude oil
CSS	Cyclic Steam Stimulation
EOR	Enhanced Oil Recovery
E&P	Exploration and Production
FPSO	Floating Production, Storage and Offloading Vessel
GHG	greenhouse gas
GJ	gigajoules
GJ/d	gigajoules per day
Horizon	Horizon Oil Sands
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
MBOE	thousand barrels of oil equivalent
MBOE/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet
Mcfe	thousand cubic feet equivalent
Mcf/d	thousand cubic feet per day
MMbbl	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day
NGLs	natural gas liquids
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
PRT	Petroleum Revenue Tax
SAGD	Steam-Assisted Gravity Drainage
SCO	synthetic crude oil
SEC	United States Securities and Exchange Commission
Tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States
US GAAP	generally accepted accounting principles in the United States
US$	United States dollars
WCS	Western Canadian Select
WCS Heavy	WCS Heavy Differential from WTI
Differential
WTI	West Texas Intermediate reference location at Cushing, Oklahoma

Canadian Natural Resources Limited	3	Year Ended December 31, 2016

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
The Company is committed to maintaining a strong balance sheet and flexible capital structure. The Company believes it has built the necessary financial capacity to complete its growth projects. Additionally, the Company’s risk management hedging program reduces the risk of volatility in commodity prices and foreign exchange rates and supports the Company’s cash flow for its capital expenditure programs.
Strategic accretive acquisitions are a key component of the Company’s strategy. The Company has used a combination of internally generated cash flows and debt financing to selectively acquire properties generating future cash flows in its core areas.

Canadian Natural Resources Limited	4	Year Ended December 31, 2016

NET EARNINGS (LOSS) AND FUNDS FLOW FROM OPERATIONS
FINANCIAL HIGHLIGHTS
($ millions, except per common share amounts)		2016	2015	2014
Product sales		$11,098	$13,167	$21,301
Net earnings (loss)		$(204)	$(637)	$3,929
Per common share	– basic	$(0.19)	$(0.58)	$3.60
	– diluted	$(0.19)	$(0.58)	$3.58
Adjusted net earnings (loss) from operations (1)		$(669)	$263	$3,811
Per common share	– basic	$(0.61)	$0.24	$3.49
	– diluted	$(0.61)	$0.24	$3.47
Funds flow from operations (2)		$4,293	$5,785	$9,587
Per common share	– basic	$3.90	$5.29	$8.78
	– diluted	$3.89	$5.28	$8.74
Dividends declared per common share (3)		$0.94	$0.92	$0.90
Total assets		$58,648	$59,275	$60,200
Total long-term liabilities		$27,289	$27,299	$26,167
Net capital expenditures		$3,794	$3,853	$11,744
(1)	Adjusted net earnings (loss) from operations is a non-GAAP measure that represents net earnings (loss) as presented in the Company's consolidated Statements of Earnings (Loss), adjusted for certain items of a non-operational nature. The Company evaluates its performance based on adjusted net earnings (loss) from operations. The reconciliation “Adjusted Net Earnings (Loss) from Operations” presents the after-tax effects of certain items of a non-operational nature that are included in the Company’s financial results. Adjusted net earnings (loss) from operations may not be comparable to similar measures presented by other companies.
(2)
Funds flow from operations is a non-GAAP measure that represents net earnings (loss) as presented in the Company's consolidated Statements of Earnings (Loss), adjusted for certain non-cash items and current income tax on disposition of properties. The Company evaluates its performance based on funds flow from operations. The Company considers funds flow from operations a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation “Funds Flow from Operations, as Reconciled to Net Earnings (Loss)” presented in this MD&A,  includes certain non-cash items that are disclosed in the financial results as presented in the Company's consolidated Statements of Cash Flows. Funds flow from operations may not be comparable to similar measures presented by other companies.

Funds flow from operations can also be derived by adjusting the GAAP measure Cash Flows from Operating Activities presented in the Company's consolidated Statements of Cash Flows for the net change in non-cash working capital, and abandonment and other expenditures. Accordingly, the Company has provided a second reconciliation, "Funds Flow from Operations, as Reconciled to Cash Flows from Operating Activities" in this MD&A.

(3)	On March 1, 2017, the Board of Directors approved an increase in the quarterly dividend to $0.275 per common share, beginning with the dividend payable on April 1, 2017.On November 2, 2016, the Board of Directors approved an increase in the quarterly dividend to $0.25 per common share, beginning with the dividend payable on January 1, 2017. On March 2, 2016, the Board of Directors declared a quarterly dividend of $0.23 per common share, beginning with the dividend payable on April 1, 2016. In 2015 the Board of Directors declared a quarterly dividend of $0.23 per common share, beginning with the dividend payable on April 1, 2015. In 2014, the Board of Directors approved a quarterly dividend of $0.225 per common share, beginning with the dividend payable on April 1, 2014.

Canadian Natural Resources Limited	5	Year Ended December 31, 2016

Adjusted Net Earnings (Loss) from Operations

($ millions)	2016	2015	2014
Net earnings (loss) as reported	$(204)	$(637)	$3,929
Share-based compensation, net of tax (1)	355	(46)	66
Unrealized risk management loss (gain), net of tax (2)	21	275	(339)
Unrealized foreign exchange (gain) loss, net of tax (3)	(93)	858	256
Realized foreign exchange loss on repayment of US dollar debt securities, net of tax (4)	—	—	36
(Gain) loss from investments, net of tax (5) (6)	(299)	55	—
Gain on disposition of properties and corporate acquisitions and dispositions, net of tax (7)	(241)	(663)	(137)
Derecognition of exploration and evaluation assets, net of tax (8)	13	70	—
Effect of statutory tax rate and other legislative changes on deferred income tax liabilities (9)	(221)	351	—
Adjusted net earnings (loss) from operations	$(669)	$263	$3,811

(1)	The Company’s employee stock option plan provides for a cash payment option. Accordingly, the fair value of the outstanding vested options is recorded as a liability on the Company’s balance sheets and periodic changes in the fair value are recognized in net earnings (loss) or are capitalized to Oil Sands Mining and Upgrading construction costs.
(2)	Derivative financial instruments are recorded at fair value on the Company’s balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings (loss). The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying items hedged, primarily crude oil, natural gas and foreign exchange.
(3)	Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, partially offset by the impact of cross currency swaps, and are recognized in net earnings (loss).
(4)	During 2014, the Company repaid US$500 million of 1.45% debt securities and US$350 million of 4.90% debt securities.
(5)	The Company's investment in the 50% owned North West Redwater Partnership ("Redwater Partnership") is accounted for using the equity method of accounting. Included in the non-cash (gain) loss from investments is the Company's pro rata share of the Redwater Partnership's accounting (gain) loss.
(6)	The Company’s investments in PrairieSky Royalty Ltd. (“PrairieSky”) and Inter Pipeline Ltd. ("Inter Pipeline") have been accounted for at fair value through profit and loss and are remeasured each period with changes in fair value recognized in net earnings (loss).
(7)	During 2016, the Company recorded a pre and after-tax gain of $218 million on the disposition of Midstream property, plant and equipment. Additionally, the Company recorded a pre-tax gain of $32 million ($23 million after-tax) on the disposition of certain exploration and evaluation assets. During 2015, the Company recorded a pre-tax gain of $739 million ($663 million after-tax) related to the disposition of a number of North America royalty income assets and crude oil and natural gas properties. During 2014, the Company recorded an after-tax gain of $137 million related to the acquisition of certain producing crude oil and natural gas properties.
(8)	In connection with the Company's notice of withdrawal from Block CI-12 in Côte d'Ivoire, Offshore Africa in 2016, the Company derecognized $18 million ($13 million after-tax) of exploration and evaluation assets through depletion, depreciation and amortization expense. In connection with the Company’s notice of withdrawal from Block CI-514 in Côte d’Ivoire, Offshore Africa in 2015, the Company derecognized $96 million ($70 million after-tax) of exploration and evaluation assets through depletion, depreciation and amortization expense.
(9)	All substantively enacted adjustments in applicable income tax rates and other legislative changes are applied to underlying assets and liabilities on the Company's balance sheets in determining deferred income tax assets and liabilities. The impact of these tax rate and other legislative changes is recorded in net earnings (loss) during the period the legislation is substantively enacted. In 2016, the UK government enacted legislation to reduce the supplementary charge on oil and gas profits from 20% to 10% effective January 1, 2016, resulting in a decrease in the Company's deferred corporate income tax liability of $107 million. In addition, the UK government also enacted tax rate reductions relating to Petroleum Revenue Tax (“PRT”), resulting in a decrease in the Company’s net deferred income tax liability of $114 million. During 2015, the Alberta government enacted legislation that increased the provincial corporate income tax rate from 10% to 12% effective July 1, 2015. As a result of this income tax rate increase, the Company's deferred corporate income tax liability was increased by $579 million. In addition, during 2015 the UK government enacted tax rate reductions to the supplementary charge on oil and gas profits and PRT, and replaced the Brownfield Allowance with a new Investment Allowance, resulting in a decrease in the Company’s net deferred income tax liability of $228 million.

Canadian Natural Resources Limited	6	Year Ended December 31, 2016

Funds Flow from Operations, as Reconciled to Net Earnings (Loss)(1)
($ millions)	2016	2015	2014
Net earnings (loss)	$(204)	$(637)	$3,929
Non-cash items:
Depletion, depreciation and amortization	4,858	5,483	4,880
Share-based compensation	355	(46)	66
Asset retirement obligation accretion	142	173	193
Unrealized risk management loss (gain)	25	374	(451)
Unrealized foreign exchange (gain) loss	(93)	858	256
Realized foreign exchange loss on repayment of US dollar debt securities	—	—	36
(Gain) loss from investments	(299)	55	8
Deferred income tax (recovery) expense	(241)	231	807
Gain on disposition of properties and corporate acquisitions and dispositions	(250)	(739)	(137)
Current income tax on disposition of properties	—	33	—
Funds flow from operations	$4,293	$5,785	$9,587
(1)	Funds flow from operations was previously referred to as cash flow from operations.
Funds Flow from Operations, as Reconciled to Cash Flows from Operating Activities

($ millions)	2016	2015	2014
Cash flows from operating activities	$3,452	$5,632	$8,459
Net change in non-cash working capital	542	(239)	744
Abandonment expenditures	267	370	346
Other	32	22	38
Funds flow from operations	$4,293	$5,785	$9,587

Canadian Natural Resources Limited	7	Year Ended December 31, 2016

SUMMARY OF CONSOLIDATED NET EARNINGS (LOSS) AND FUNDS FLOW FROM OPERATIONS
For 2016, the Company reported a net loss of $204 million compared with a net loss  of $637 million for 2015 (2014 – $3,929 million net earnings). The net loss for 2016 included net after-tax income of $465 million related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates including the impact of realized foreign exchange losses and gains on repayment of long-term debt, (gain) loss from investments, gain on disposition of properties and corporate acquisitions and dispositions, derecognition of exploration and evaluation assets  and the impact of statutory tax rate and other legislative changes on deferred income tax liabilities (2015 – $900 million after-tax expenses; 2014 – $118 million after-tax income). Excluding these items, the adjusted net loss from operations for 2016 was $669 million compared with adjusted net earnings of $263 million for 2015 (2014 – $3,811 million).
The decrease in adjusted net earnings (loss) for 2016 from 2015 was primarily due to:
▪	lower crude oil and NGLs sales volumes in the North America segment;
▪	lower crude oil and NGLs netbacks in the North America segment;
▪	lower natural gas netbacks in the Exploration and Production segments; and
▪	lower realized risk management gains;
partially offset by:
▪	higher crude oil sales volumes in the Offshore Africa segment; and
▪	the weakening of the Canadian dollar.
The impacts of share-based compensation, risk management activities and fluctuations in foreign exchange rates are expected to continue to contribute to significant volatility in consolidated net earnings (loss) and are discussed in detail in the relevant sections of this MD&A.
Funds flow from operations for 2016 decreased to $4,293 million ($3.90 per common share) from $5,785 million for 2015 ($5.29 per common share) (2014 – $9,587 million; $8.78 per common share). The decrease in funds flow from operations for 2016 from 2015 was primarily due to the factors noted above relating to the decrease in adjusted net earnings (loss), together with the impact of lower depletion, depreciation and amortization and cash taxes.
In the Company’s Exploration and Production activities, the 2016 average sales price per bbl of crude oil and NGLs decreased 10% to average $36.93 per bbl from $41.13 per bbl in 2015 (2014 – $77.04 per bbl), and the 2016 average natural gas price decreased 27% to average $2.32 per Mcf from $3.16 per Mcf in 2015 (2014 – $4.83 per Mcf). In the Oil Sands Mining and Upgrading segment, the Company’s 2016 SCO sales price averaged $58.59 per bbl, compared with $61.39 per bbl in 2015 (2014 – $100.27 per bbl).
Total production of crude oil and NGLs before royalties decreased 7% to average 523,873 bbl/d from 564,188 bbl/d in 2015 (2014 – 531,194 bbl/d). The decrease in crude oil and NGLs production from 2015 was primarily due to lower drilling activity and natural field declines in North America, partially offset by increased production in the International segments.
Total natural gas production before royalties decreased 2% to average 1,691 MMcf/d from 1,726 MMcf/d in 2015 (2014 – 1,555 MMcf/d). The decrease in natural gas production from 2015 primarily reflected lower production in North America due to the continued impact of the shut in of a third party processing facility, with constraints continuing past original target dates set by the third party, as well as due to third party pipeline transportation restrictions.
Total crude oil and NGLs and natural gas production volumes before royalties decreased 5% to average 805,782 BOE/d from 851,901 BOE/d in 2015 (2014 – 790,410 BOE/d).

Canadian Natural Resources Limited	8	Year Ended December 31, 2016

SUMMARY OF QUARTERLY RESULTS
The following is a summary of the Company’s quarterly results for the eight most recently completed quarters:
($ millions, except per common share amounts)
2016	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales	$11,098	$3,672	$2,477	$2,686	$2,263
Net earnings (loss)	$(204)	$566	$(326)	$(339)	$(105)
Net earnings (loss) per common share
– basic	$(0.19)	$0.51	$(0.29)	$(0.31)	$(0.10)
– diluted	$(0.19)	$0.51	$(0.29)	$(0.31)	$(0.10)

($ millions, except per common share amounts)
2015	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales	$13,167	$2,963	$3,316	$3,662	$3,226
Net earnings (loss)	$(637)	$131	$(111)	$(405)	$(252)
Net earnings (loss) per common share
– basic	$(0.58)	$0.12	$(0.10)	$(0.37)	$(0.23)
– diluted	$(0.58)	$0.12	$(0.10)	$(0.37)	$(0.23)

Canadian Natural Resources Limited	9	Year Ended December 31, 2016

Volatility in the quarterly net earnings (loss) over the eight most recently completed quarters was primarily due to:
▪	Crude oil pricing – The impact of shale oil production in North America, fluctuating global supply/demand including crude oil production levels from the Organization of the Petroleum Exporting Countries (“OPEC”) and its impact on world supply, the impact of geopolitical uncertainties on worldwide benchmark pricing, the impact of the WCS Heavy Differential from the West Texas Intermediate reference location at Cushing, Oklahoma ("WTI") in North America and the impact of the differential between WTI and Dated Brent ("Brent") benchmark pricing in the North Sea and Offshore Africa.
▪	Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, and the impact of shale gas production in the US.
▪	Crude oil and NGLs sales volumes – Fluctuations in production due to the cyclic nature of the Company’s Primrose thermal projects, production from Kirby South, the results from the Pelican Lake water and polymer flood projects, the reduction in the Company’s drilling program in North America, the impact and timing of acquisitions, the impact of turnarounds at Horizon, and the impact of the drilling program in Côte d’Ivoire in Offshore Africa. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the International segments.
▪	Natural gas sales volumes – Fluctuations in production due to the Company’s allocation of capital to higher return crude oil projects, natural decline rates, shut-in production due to third party pipeline restrictions and related pricing impacts and an outage at a third party processing facility, shut-in production due to low commodity prices, and the impact and timing of acquisitions.
▪	Production expense – Fluctuations primarily due to the impact of the demand and cost for services, fluctuations in product mix and production, the impact of seasonal costs that are dependent on weather, cost optimizations across all segments, the impact and timing of acquisitions, turnarounds at Horizon and maintenance activities in the International segments.
▪	Depletion, depreciation and amortization – Fluctuations due to changes in sales volumes including the impact and timing of acquisitions and dispositions, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company’s proved undeveloped reserves, fluctuations in international sales volumes subject to higher depletion rates, and the impact of turnarounds at Horizon.
▪	Share-based compensation – Fluctuations due to the determination of fair market value based on the Black-Scholes valuation model of the Company’s share-based compensation liability.
▪	Risk management – Fluctuations due to the recognition of gains and losses from the mark - to - market and subsequent settlement of the Company’s risk management activities.
▪	Foreign exchange rates – Fluctuations in the Canadian dollar relative to the US dollar, which impacted the realized price the Company received for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Fluctuations in realized and unrealized foreign exchange gains and losses were also recorded with respect to US dollar denominated debt, partially offset by the impact of cross currency swap hedges.
▪	Income tax expense – Fluctuations in income tax expense include statutory tax rate and other legislative changes substantively enacted in the various periods.
▪	Gains on disposition of properties and investments – Fluctuations due to the recognition of gains on disposition of properties in the various periods and fair value changes in the investment in PrairieSky and Inter Pipeline.

Canadian Natural Resources Limited	10	Year Ended December 31, 2016

BUSINESS ENVIRONMENT

	2016	2015	2014
WTI benchmark price (US$/bbl)	$43.37	$48.76	$92.92
Dated Brent benchmark price (US$/bbl)	$43.96	$52.40	$98.85
WCS blend differential from WTI (US$/bbl)	$13.91	$13.51	$19.41
WCS blend differential from WTI (%)	32%	28%	21%
SCO price (US$/bbl)	$43.94	$48.59	$91.35
Condensate benchmark price (US$/bbl)	$42.51	$47.34	$92.84
NYMEX benchmark price (US$/MMBtu)	$2.45	$2.67	$4.37
AECO benchmark price (C$/GJ)	$1.98	$2.62	$4.19
US/Canadian dollar average exchange rate (US$)	$0.7548	$0.7820	$0.9054
US/Canadian dollar year end exchange rate (US$)	$0.7448	$0.7225	$0.8620

Substantially all of the Company’s production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on Alberta AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are highly sensitive to fluctuations in foreign exchange rates. During 2016, realized prices continued to be supported by the weaker Canadian dollar, as the Canadian dollar sales price the Company received for its crude oil and natural gas sales is based on US dollar denominated benchmarks. The average value of the Canadian dollar in relation to the US dollar fluctuated throughout 2016, with a high of approximately US$0.80 in April 2016 and a low of approximately US$0.69 in January 2016.
Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. WTI averaged US$43.37 per bbl for 2016, a decrease of 11% from US$48.76 per bbl for 2015 (2014 – $92.92 per bbl).
Crude oil sales contracts for the Company’s North Sea and Offshore Africa segments are typically based on Brent pricing, which is representative of international markets and overall world supply and demand. Brent averaged US$43.96 per bbl for 2016, a decrease of 16% from US$52.40 per bbl for 2015 (2014 – $98.85 per bbl).
WTI and Brent pricing for 2016 continued to reflect volatility in supply and demand factors and geopolitical events. The OPEC decision in November 2016 to implement a production cut effective January 1, 2017 followed by additional production cuts by certain non-OPEC countries contributed to an increase in 2016 fourth quarter pricing.
The WCS Heavy Differential averaged 32% for 2016, compared with 28% for 2015 (2014 – 21%). Fluctuations in the WCS Heavy Differential reflected seasonal demand, changes in transportation logistics, and refinery utilization and shutdowns.
The SCO price averaged US$43.94 per bbl for 2016, a decrease of 10% from US$48.59 per bbl for 2015 (2014 – $91.35 per bbl). The fluctuations in SCO pricing for 2016 from the comparable period were primarily due to changes in WTI benchmark pricing.
NYMEX natural gas prices averaged US$2.45 per MMBtu for 2016, a decrease of 8% from US$2.67 per MMBtu for 2015 (2014 – $4.37 per MMBtu). AECO natural gas prices averaged $1.98 per GJ for 2016, a decrease of 24% from $2.62 per GJ for 2015 (2014 – $4.19 per GJ).
The decrease in natural gas prices for 2016 compared with 2015 was primarily due to warmer than normal winter temperatures in the first quarter of 2016. US natural gas inventories were at near record high levels at the end of the 2015/2016 winter season, which resulted in weaker prices during storage injection.

Canadian Natural Resources Limited	11	Year Ended December 31, 2016

ANALYSIS OF CHANGES IN PRODUCT SALES
		Changes due to				Changes due to
($ millions)	2014	Volumes	Prices	Other	2015	Volumes	Prices	Other	2016
North America
Crude oil and NGLs	$13,332	$402	$(6,378)	$96	$7,452	$(937)	$(690)	$108	$5,933
Natural gas	2,631	234	(1,095)	—	1,770	(40)	(454)	—	1,276
	15,963	636	(7,473)	96	9,222	(977)	(1,144)	108	7,209
North Sea
Crude oil and NGLs	682	137	(317)	10	512	54	(78)	(10)	478
Natural gas	19	73	34	—	126	9	(43)	—	92
	701	210	(283)	10	638	63	(121)	(10)	570
Offshore Africa
Crude oil and NGLs	410	185	(214)	8	389	224	(79)	(2)	532
Natural gas	93	24	(24)	—	93	17	(39)	—	71
	503	209	(238)	8	482	241	(118)	(2)	603
Subtotal
Crude oil and NGLs	14,424	724	(6,909)	114	8,353	(659)	(847)	96	6,943
Natural gas	2,743	331	(1,085)	—	1,989	(14)	(536)	—	1,439
	17,167	1,055	(7,994)	114	10,342	(673)	(1,383)	96	8,382
Oil Sands Mining and Upgrading	4,095	435	(1,749)	(17)	2,764	17	(126)	2	2,657
Midstream	120	—	—	16	136	—	—	(22)	114
Intersegment eliminations and other (1)	(81)	—	—	6	(75)	—	—	20	(55)
Total	$21,301	$1,490	$(9,743)	$119	$13,167	$(656)	$(1,509)	$96	$11,098
(1)	Eliminates internal transportation and electricity charges.

Product sales decreased 16% to $11,098 million for  2016 from $13,167 million for 2015 (2014 – $21,301 million). The decrease was primarily due to lower crude oil and NGLs sales volumes in North America and lower realized prices in all business segments.
For 2016, 11% of the Company’s crude oil and NGLs and natural gas product sales were generated outside of North America (2015 – 9%; 2014 – 6%). North Sea accounted for 5% of crude oil and NGLs and natural gas product sales for 2016 (2015 – 5%; 2014 – 3%), and Offshore Africa accounted for 6% of crude oil and NGLs and natural gas product sales for 2016 (2015 – 4%; 2014 – 3%).

Canadian Natural Resources Limited	12	Year Ended December 31, 2016

DAILY PRODUCTION, before royalties
	2016	2015	2014
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	350,958	399,982	390,814
North America – Oil Sands Mining and Upgrading (1)	123,265	122,911	110,571
North Sea	23,554	22,216	17,380
Offshore Africa	26,096	19,079	12,429
	523,873	564,188	531,194
Natural gas (MMcf/d)
North America	1,622	1,663	1,527
North Sea	38	36	7
Offshore Africa	31	27	21
	1,691	1,726	1,555
Total barrels of oil equivalent (BOE/d)	805,782	851,901	790,410
Product mix
Light and medium crude oil and NGLs	17%	16%	15%
Pelican Lake heavy crude oil	6%	6%	6%
Primary heavy crude oil	13%	15%	18%
Bitumen (thermal oil)	14%	15%	14%
Synthetic crude oil (1)	15%	14%	14%
Natural gas	35%	34%	33%
Percentage of gross revenue (1) (2)
(excluding Midstream revenue)
Crude oil and NGLs	85%	82%	85%
Natural gas	15%	18%	15%
(1)	2016 SCO production before royalties excludes 1,966 bbl/d of SCO consumed internally as diesel (2015 - 2,122 bbl/d, 2014 - 545 bbl/d).
(2)	Net of blending costs and excluding risk management activities.

Canadian Natural Resources Limited	13	Year Ended December 31, 2016

DAILY PRODUCTION, net of royalties
	2016	2015	2014
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	311,059	350,451	318,291
North America – Oil Sands Mining and Upgrading	122,258	121,208	104,095
North Sea	23,497	22,164	17,313
Offshore Africa	24,995	18,209	11,500
	481,809	512,032	451,199
Natural gas (MMcf/d)
North America	1,559	1,606	1,407
North Sea	38	36	7
Offshore Africa	30	25	18
	1,627	1,667	1,432
Total barrels of oil equivalent (BOE/d)	752,974	789,799	689,893
The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO and natural gas.
Total 2016 production averaged 805,782 BOE/d, a 5% decrease from 851,901 BOE/d in 2015 (2014 – 790,410 BOE/d).
Total production of crude oil and NGLs for 2016 decreased 7% to 523,873 bbl/d from 564,188 bbl/d for 2015 (2014 – 531,194 bbl/d). The decrease in crude oil and NGLs production from 2015  was primarily due to lower drilling activity and natural field declines in North America, partially offset by increased production in the International segments. Crude oil and NGLs production for 2016 was within the Company’s previously issued guidance of 514,000 to 563,000 bbl/d.
Natural gas production continued to represent the Company's largest product offering, accounting for 35% of the Company's total production in 2016 on a BOE basis. Natural gas production for 2016 decreased 2% to 1,691 MMcf/d from 1,726 MMcf/d for 2015 (2014 – 1,555 MMcf/d). Natural gas production for 2016 decreased from 2015 by approximately 70 MMcf/d as a result of flood damage to a third party gathering system and facility in June 2016, together with the delay in the repair and reinstatement of full processing capacity. North America natural gas production volumes were also impacted by 31 MMcf/d due to third party transportation restrictions. The Company's sales volumes at the third party facility have increased subsequent to year end. Annual 2016 natural gas production was below the Company's previously issued guidance of 1,705 to 1,735 MMcf/d of natural gas.
North America – Exploration and Production
North America crude oil and NGLs production for 2016 decreased 12% to average 350,958 bbl/d from 399,982 bbl/d for 2015 (2014 – 390,814 bbl/d). The decrease in production from 2015 primarily reflected lower drilling activity, natural field declines and the cyclic nature of thermal oil production at Primrose.
Natural gas production for 2016 decreased 2% to average 1,622 MMcf/d from 1,663 MMcf/d for 2015 (2014 – 1,527 MMcf/d). Natural gas production for 2016 decreased from 2015 by approximately 70 MMcf/d as a result of flood damage to a third party gathering system and facility in June 2016, together with the delay in the repair and reinstatement of full processing capacity. North America natural gas production volumes were also impacted by 31 MMcf/d due to third party transportation restrictions. The Company's sales volumes at the third party facility have increased subsequent to year end.
North America – Oil Sands Mining and Upgrading
SCO production for 2016 of 123,265 bbl/d was comparable with 2015 production of 122,911 bbl/d (2014 – 110,571 bbl/d). Production in 2016 reflected new Phase 2B SCO volumes following the completion of the planned major turnaround in the third quarter of 2016.
North Sea
North Sea crude oil production for 2016 increased 6% to 23,554 bbl/d from 22,216 bbl/d for 2015 (2014 – 17,380 bbl/d). The increase in production from 2015 was due to successful production optimization, more than offsetting natural field declines.

Canadian Natural Resources Limited	14	Year Ended December 31, 2016

Offshore Africa
Offshore Africa crude oil production for 2016 increased 37% to 26,096 bbl/d from 19,079 bbl/d for 2015 (2014 – 12,429 bbl/d). Production volumes increased from 2015 reflecting the impact of additional wells coming on stream at the Espoir and Baobab fields during 2015 and 2016, partially offset by natural field declines and planned and unplanned downtime.
CORPORATE PRODUCTION GUIDANCE FOR 2017
The Company targets production levels in 2017 to average between 550,000 bbl/d and 590,000 bbl/d of crude oil and NGLs and between 1,700 MMcf/d and 1,760 MMcf/d of natural gas.

International Crude Oil Inventory Volumes
The Company recognizes revenue on its crude oil production when title transfers to the customer and delivery has taken place. Revenue has not been recognized in the International business segments on crude oil volumes that were stored in various storage facilities or FPSOs, as follows:
(bbl)	2016	2015	2014
North Sea	987,316	835,806	368,808
Offshore Africa	1,126,999	1,271,170	461,997
	2,114,315	2,106,976	830,805

OPERATING HIGHLIGHTS – EXPLORATION AND PRODUCTION

	2016	2015	2014
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$36.93	$41.13	$77.04
Transportation	2.61	2.60	2.41
Realized sales price, net of transportation	34.32	38.53	74.63
Royalties	3.40	4.30	12.99
Production expense	14.10	15.74	18.25
Netback	$16.82	$18.49	$43.39
Natural gas ($/Mcf) (1)
Sales price (2)	$2.32	$3.16	$4.83
Transportation	0.33	0.38	0.27
Realized sales price, net of transportation	1.99	2.78	4.56
Royalties	0.09	0.10	0.38
Production expense	1.18	1.34	1.48
Netback	$0.72	$1.34	$2.70
Barrels of oil equivalent ($/BOE) (1)
Sales price (2)	$27.58	$32.60	$58.48
Transportation	2.44	2.56	2.18
Realized sales price, net of transportation	25.14	30.04	56.30
Royalties	2.21	2.85	8.90
Production expense	11.18	12.70	14.67
Netback	$11.75	$14.49	$32.73
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.

Canadian Natural Resources Limited	15	Year Ended December 31, 2016

PRODUCT PRICES – EXPLORATION AND PRODUCTION
	2016	2015	2014
Crude oil and NGLs ($/bbl) (1) (2)
North America	$34.31	$38.96	$75.09
North Sea	$55.91	$65.13	$106.63
Offshore Africa	$54.96	$63.13	$97.81
Company average	$36.93	$41.13	$77.04

Natural gas ($/Mcf) (1) (2)
North America	$2.15	$2.91	$4.72
North Sea	$6.62	$9.66	$7.07
Offshore Africa	$6.13	$9.53	$11.98
Company average	$2.32	$3.16	$4.83

Company average ($/BOE) (1) (2)	$27.58	$32.60	$58.48
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.
Realized crude oil and NGLs prices decreased 10% to average $36.93 per bbl for 2016 from $41.13 per bbl for 2015 (2014 – $77.04 per bbl), primarily due to lower WTI and Brent benchmark pricing.
The Company’s realized natural gas price decreased 27% to average $2.32 per Mcf for 2016 from $3.16 per Mcf for 2015 (2014 – $4.83 per Mcf). The decrease in 2016 was primarily due to warmer than normal winter temperatures in North America in the first quarter of 2016. US natural gas inventories were at near record high levels at the end of the 2015/2016 winter season, which resulted in weaker prices during storage injection.
North America
North America realized crude oil prices decreased 12% to average $34.31 per bbl for 2016 from $38.96 per bbl for 2015 (2014 – $75.09 per bbl), primarily due to lower WTI benchmark pricing.
North America realized natural gas prices decreased 26% to average $2.15 per Mcf for 2016 from $2.91 per Mcf for 2015 (2014 – $4.72 per Mcf). The decrease was primarily due to warmer than normal winter temperatures in the first quarter of 2016. US natural gas inventories were at near record high levels at the end of the 2015/2016 winter season, which resulted in weaker prices during storage injection.
The Company continues to focus on its crude oil marketing strategy including a blending strategy that expands markets within current pipeline infrastructure, supporting pipeline projects that will provide capacity to transport crude oil to new markets, and working with refiners to add incremental heavy crude oil and bitumen (thermal oil) conversion capacity. During 2016, the Company contributed approximately 207,000 bbl/d of heavy crude oil blends to the WCS stream.
The Company has entered into a 20 year transportation agreement to ship 80,000 bbl/d of crude oil on the proposed Energy East pipeline originating at Hardisty, Alberta with a delivery point in Saint John, New Brunswick. This pipeline is subject to regulatory approval. The Company has also entered into a 20 year transportation agreement to ship 75,000 bbl/d of crude oil on the proposed Kinder Morgan Trans Mountain Expansion from Edmonton, Alberta to Vancouver, British Columbia. This pipeline has received regulatory approval and plans are to begin construction in 2017.

Canadian Natural Resources Limited	16	Year Ended December 31, 2016

Comparisons of the prices received in North America Exploration and Production by product type were as follows:
(Yearly Average)	2016	2015	2014
Wellhead Price (1) (2)
Light and medium crude oil and NGLs ($/bbl)	$37.72	$41.88	$76.94
Pelican Lake heavy crude oil ($/bbl)	$36.03	$41.09	$77.58
Primary heavy crude oil ($/bbl)	$34.73	$40.71	$76.29
Bitumen (thermal oil) ($/bbl)	$30.47	$34.37	$70.78
Natural gas ($/Mcf)	$2.15	$2.91	$4.72
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.
North Sea
North Sea realized crude oil prices decreased 14% to average $55.91 per bbl for 2016 from $65.13 per bbl for 2015 (2014 – $106.63 per bbl). Realized crude oil prices per bbl in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings of each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting.  The decrease in realized crude oil prices in 2016 primarily reflected prevailing Brent benchmark pricing at the time of liftings.
Offshore Africa
Offshore Africa realized crude oil prices decreased 13% to average $54.96 per bbl for 2016 from $63.13 per bbl for 2015 (2014 – $97.81 per bbl). Realized crude oil prices per bbl in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings of each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting.  The decrease in realized crude oil prices in 2016 primarily reflected prevailing Brent benchmark pricing at the time of liftings.

Canadian Natural Resources Limited	17	Year Ended December 31, 2016

ROYALTIES – EXPLORATION AND PRODUCTION
	2016	2015	2014
Crude oil and NGLs ($/bbl) (1)
North America	$3.69	$4.57	$13.74
North Sea	$0.13	$0.14	$0.33
Offshore Africa	$2.31	$2.87	$6.83
Company average	$3.40	$4.30	$12.99

Natural gas ($/Mcf) (1)
North America	$0.08	$0.09	$0.36
Offshore Africa	$0.28	$0.46	$1.74
Company average	$0.09	$0.10	$0.38

Company average ($/BOE) (1)	$2.21	$2.85	$8.90
(1)	Amounts expressed on a per unit basis are based on sales volumes.

North America
Government royalties on a significant portion of North America crude oil and NGLs production fall under the oil sands royalty regime and are calculated on a project by project basis as a percentage of gross revenue less operating, capital and abandonment costs incurred ("net profit").
North America crude oil and natural gas royalties for 2016 and the comparable periods reflected movements in benchmark commodity prices.  North America crude oil royalties also reflected fluctuations in the WCS Heavy Differential.
Crude oil and NGLs royalties averaged approximately 12% of product sales for 2016 compared with 13% of product sales for 2015 (2014 – 19%). The decrease in royalties for 2016 from 2015 was primarily due to lower realized crude oil prices during 2016.  North America crude oil and NGLs royalties per bbl are anticipated to average 13% to 14% of product sales for 2017.
Natural gas royalties averaged approximately 4% of product sales for 2016 compared with 4% of product sales for 2015 (2014 – 8%). North America natural gas royalties are anticipated to average 6% to 8% of product sales for 2017.
Offshore Africa
Under the terms of the various Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing, capital and operating costs, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 4% for 2016, compared with 5% of product sales for 2015 (2014 – 8%). Royalties as a percentage of product sales reflected the timing of liftings and the status of payout in the various fields. Offshore Africa royalty rates are anticipated to average 7% to 9% of product sales for 2017.

Canadian Natural Resources Limited	18	Year Ended December 31, 2016

PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION
	2016	2015	2014
Crude oil and NGLs ($/bbl) (1)
North America	$11.89	$12.51	$14.98
North Sea	$42.47	$63.67	$74.04
Offshore Africa	$18.48	$33.32	$43.97
Company average	$14.10	$15.74	$18.25

Natural gas ($/Mcf) (1)
North America	$1.12	$1.27	$1.42
North Sea	$3.09	$4.41	$9.10
Offshore Africa	$1.79	$1.76	$3.22
Company average	$1.18	$1.34	$1.48

Company average ($/BOE) (1)	$11.18	$12.70	$14.67
(1)	Amounts expressed on a per unit basis are based on sales volumes.

North America
North America crude oil and NGLs production expense for 2016 decreased 5% to $11.89 per bbl from $12.51 per bbl for 2015 (2014 – $14.98 per bbl). The Company continues to successfully manage its production costs and achieve efficiencies across the asset base, through focused cost and production optimization, together with lower industry service costs.  As a result, crude oil and NGLs production expenses for 2016 were near the midpoint of annual guidance of $11.25 to $12.25 per bbl. North America crude oil and NGLs production expense is anticipated to average $11.50 to $13.50 per bbl for 2017.
North America natural gas production expense for 2016 decreased 12% to $1.12 per Mcf from $1.27 per Mcf for 2015 (2014 – $1.42 per Mcf). Consistent with crude oil and NGLs production costs, the Company continues to successfully reduce its natural gas production costs and achieve efficiencies across the asset base, through focused cost and production optimization, together with lower industry service costs. As a result, natural gas production expenses for 2016 were below the midpoint of annual guidance of $1.05 to $1.25 per Mcf. North America natural gas production expense guidance is anticipated to average $1.00 to $1.20 per Mcf for 2017.
North Sea
North Sea crude oil production expense for 2016 decreased 33% to $42.47 per bbl from $63.67 per bbl for 2015 (2014 – $74.04 per bbl). The Company continues to successfully reduce its production costs and achieve efficiencies through focused cost and production optimization, together with lower industry service costs. As a result, crude oil and NGLs production expenses for 2016 were below the midpoint of annual guidance of $40.50 to $46.50 per bbl. The decrease in production expense in 2016 compared with the prior year also reflected fluctuations in the Canadian dollar and the weakening of the UK pound sterling. North Sea crude oil production expense guidance is anticipated to average $33.00 to $36.00 per bbl for 2017.
Offshore Africa
Offshore Africa oil production expense for 2016 decreased 45% to $18.48 per bbl from $33.32 per bbl for 2015 (2014 – $43.97 per bbl). The decrease in production expense for 2016 from 2015 was primarily due to the timing of liftings from various fields, including the Olowi field, which have different cost structures, fluctuating production volumes on a relatively fixed cost base and fluctuations in the Canadian dollar. Offshore Africa production expense is anticipated to average $10.50 to $12.50 per bbl for 2017.

Canadian Natural Resources Limited	19	Year Ended December 31, 2016

DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION
($ millions, except per BOE amounts)	2016	2015	2014
North America	$3,465	$4,248	$3,901
North Sea	458	388	269
Offshore Africa	262	273	105
Expense	$4,185	$4,909	$4,275
$/BOE (1)	$16.79	$18.50	$17.27
(1)	Amounts expressed on a per unit basis are based on sales volumes.
The decrease in depletion, depreciation and amortization expense for 2016 compared with 2015 was primarily due to lower sales volumes and depletion rates in North America.
Depletion, depreciation and amortization on a per barrel basis in 2016 decreased 9% to $16.79 per BOE from $18.50 per BOE for 2015 (2014 – $17.27 per BOE). The decrease in depletion, depreciation and amortization expense per BOE for 2016 from 2015 was primarily due to a lower depletable cost base and higher reserves in North America.

ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION
($ millions, except per BOE amounts)	2016	2015	2014
North America	$66	$93	$98
North Sea	35	39	38
Offshore Africa	12	10	10
Expense	$113	$142	$146
$/BOE (1)	$0.45	$0.54	$0.59
(1)	Amounts expressed on a per unit basis are based on sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for 2016 decreased 17% to $0.45 per BOE from $0.54 per BOE for 2015 (2014 – $0.59 per BOE).

OPERATING HIGHLIGHTS – OIL SANDS MINING AND UPGRADING
OPERATIONS UPDATE
At Horizon, the Company continues to focus on reliable and efficient operations. Horizon achieved record SCO production during the fourth quarter of 2016 averaging 178,063 bbl/d following the completion of the major turnaround and the successful tie-in of Phase 2B during the third quarter.
The Horizon Phase 3 expansion, which is targeted to add 80,000 bbl/d of SCO production is on schedule and targeted for commissioning and startup in the fourth quarter of 2017.

Canadian Natural Resources Limited	20	Year Ended December 31, 2016

PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING
($/bbl) (1)	2016	2015	2014
SCO sales price	$58.59	$61.39	$100.27
Bitumen value for royalty purposes (2)	$27.57	$32.14	$67.63
Bitumen royalties (3)	$0.54	$1.08	$5.77
Transportation	$1.77	$1.81	$1.85
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Calculated as the annual average of the bitumen valuation methodology price.
(3)	Calculated based on bitumen royalties expensed during the year; divided by the corresponding SCO sales volumes.
Realized SCO sales prices averaged $58.59 per bbl for 2016, a decrease of 5% compared with $61.39 per bbl for 2015 (2014 – $100.27 per bbl). The decrease in SCO pricing for 2016 compared to 2015 was primarily due to lower WTI benchmark pricing and the impact of industry wide planned and unplanned upgrader outages.
CASH PRODUCTION COSTS – OIL SANDS MINING AND UPGRADING
The following tables are reconciled to the Oil Sands Mining and Upgrading production costs disclosed in note 21 to the Company’s audited consolidated financial statements.
($ millions)	2016	2015	2014
Cash production costs	$1,292	$1,332	$1,609
Less: costs incurred during turnaround periods	(151)	(45)	(98)
Adjusted cash production costs	$1,141	$1,287	$1,511
Adjusted cash production costs, excluding natural gas costs	$1,057	$1,212	$1,395
Adjusted natural gas costs	84	75	116
Adjusted cash production costs	$1,141	$1,287	$1,511

($/bbl) (1)	2016	2015	2014
Adjusted cash production costs, excluding natural gas costs	$23.36	$26.95	$34.33
Adjusted natural gas costs	1.84	1.66	2.85
Adjusted cash production costs	$25.20	$28.61	$37.18
Sales (bbl/d)	123,652	123,231	111,351
(1)	Amounts expressed on a per unit basis are based on sales volumes.
Adjusted cash production costs for 2016 decreased 12% to $25.20 per bbl from $28.61 per bbl for 2015 (2014 – $37.18 per bbl) primarily reflecting the Company’s continuous focus on cost control and efficiencies, high utilization rates and reliability, additional Phase 2B capacity and lower industry service costs. Cash production costs for 2016, including turnaround costs, were within the Company's previously issued guidance. For 2017, cash production costs are anticipated to average $24.00 to $27.00 per bbl, including turnaround costs.

Canadian Natural Resources Limited	21	Year Ended December 31, 2016

DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING
($ millions, except per bbl amounts)	2016	2015	2014
Depletion, depreciation and amortization	$662	$562	$596
Less: depreciation incurred during turnaround period	(99)	(5)	(28)
Adjusted depletion, depreciation and amortization	$563	$557	$568
$/bbl	$12.43	$12.37	$13.97
Adjusted depletion, depreciation and amortization expense  on a per barrel basis for 2016 of $12.43 per bbl was comparable with $12.37 per bbl for 2015 (2014 – $13.97 per bbl).
ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING
($ millions, except per bbl amounts)	2016	2015	2014
Expense	$29	$31	$47
$/bbl (1)	$0.64	$0.69	$1.16
(1)	Amounts expressed on a per unit basis are based on sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for 2016 decreased 7% to $0.64 per bbl from $0.69 per bbl for 2015 (2014 – $1.16 per bbl).
MIDSTREAM
($ millions)	2016	2015	2014
Revenue	$114	$136	$120
Production expense	25	32	34
Midstream cash flow	89	104	86
Depreciation	11	12	9
Equity (gain) loss from Redwater Partnership	(7)	44	8
Gain on corporate disposition	(218)	—	—
Segment earnings before taxes	$303	$48	$69
During 2016, the Company disposed of its interest in the Cold Lake Pipeline, including $321 million of property, plant and equipment, for total net consideration of $539 million, resulting in a pre-tax gain of $218 million. Total net consideration was comprised of $349 million in cash, together with $190 million of non-cash share consideration of approximately 6.4 million common shares of Inter Pipeline with a value of $29.57 per common share, determined as of the closing date.
With the Company's disposal of its interest in the Cold Lake Pipeline, the Company's Midstream assets now include two crude oil pipeline systems and a 50% working interest in an 84-megawatt cogeneration plant at Primrose.  Approximately 40% of the Company's heavy crude oil production is transported to international mainline liquid pipelines via the 100% owned and operated ECHO pipeline, and 62% owned and operated Pelican Lake Pipeline.  The Midstream pipeline assets allow the Company to control the transport of a portion of its own production volumes as well as earn third party revenue.  This transportation control enhances the Company's ability to manage the full range of costs associated with the development and marketing of its heavier crude oil.
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

Canadian Natural Resources Limited	22	Year Ended December 31, 2016

During 2013, the Company along with APMC, committed each to provide funding up to $350 million by each party by January 2016 in the form of subordinated debt bearing interest at prime plus 6%. During 2016, the Company and APMC each provided $99 million of subordinated debt. To date, each party has provided $324 million of subordinated debt, together with accrued interest thereon of $61 million for a Company total of $385 million. Should final Project costs exceed the sanction cost estimate of $8,500 million, the Company and APMC have agreed, each with a 50% interest, to provide additional subordinated debt as required to reflect an agreed debt to equity ratio and, subject to the Company being able to meet certain funding conditions, to fund any shortfall in available third party commercial lending required to attain Project completion.
During 2016, Redwater Partnership issued $550 million of 4.25% series F senior secured bonds due June 2029, $500 million of 4.75% series G senior secured bonds due June 2037, $500 million of 4.15% series H senior secured bonds due June 2033, and $500 million of 4.35% series I senior secured bonds due January 2039.
As at December 31, 2016, Redwater Partnership had additional borrowings of $1,581 million under its secured $3,500 million syndicated credit facility.
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

ADMINISTRATION EXPENSE
($ millions, except per BOE amounts)	2016	2015	2014
Expense	$345	$390	$367
$/BOE (1)	$1.17	$1.26	$1.28
(1)	Amounts expressed on a per unit basis are based on sales volumes.
Administration expense on a per BOE basis for 2016 decreased 7% to $1.17 per BOE from $1.26 per BOE for 2015 (2014 - $1.28 per BOE). Administration expense per BOE decreased for 2016 from 2015 primarily due to lower staffing related costs and general corporate costs, partially offset by the impact of lower sales volumes on a relatively fixed cost base.
SHARE-BASED COMPENSATION
($ millions)	2016	2015	2014
Expense (Recovery)	$355	$(46)	$66
The Company’s Stock Option Plan provides current employees with the right to receive common shares or a cash payment in exchange for stock options surrendered.
The Company recorded a $355 million share-based compensation expense for the year ended December 31, 2016, primarily as a result of remeasurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the period and changes in the Company’s share price. For 2016, the Company capitalized $67 million of share-based compensation costs to property, plant and equipment in the Oil Sands Mining and Upgrading segment (2015 – $10 million costs recovered, 2014 - $14 million costs capitalized).
INTEREST AND OTHER FINANCING EXPENSE
($ millions, except per BOE amounts and interest rates)	2016	2015	2014
Expense, gross	$616	$566	$527
Less: capitalized interest	233	244	204
Expense, net	$383	$322	$323
$/BOE (1)	$1.30	$1.04	$1.12
Average effective interest rate	3.9%	3.9%	3.9%
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Canadian Natural Resources Limited	23	Year Ended December 31, 2016

Gross interest and other financing expense for 2016 increased from the comparable period in 2015 primarily due to the impact of higher average debt levels. Capitalized interest of $233 million for 2016 was primarily related to the Horizon Phase 2/3 expansion.
Net interest and other financing expense for 2016 increased 25% to $1.30 per BOE from $1.04 per BOE for 2015 (2014 - $1.12 per BOE). The increase for 2016 from 2015 was primarily due to higher average debt levels and lower sales volumes.
The Company’s average effective interest rate for 2016 was consistent with 2015.

RISK MANAGEMENT ACTIVITIES
The Company periodically utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.
($ millions)	2016	2015	2014
Crude oil and NGLs financial instruments	$—	$(599)	$(284)
Natural gas financial instruments	—	—	34
Foreign currency contracts	8	(244)	(99)
Realized loss (gain)	$8	$(843)	$(349)

Crude oil and NGLs financial instruments	$—	$394	$(427)
Natural gas financial instruments	6	—	(3)
Foreign currency contracts	19	(20)	(21)
Unrealized loss (gain)	$25	$374	$(451)
Net loss (gain)	$33	$(469)	$(800)
During 2016, net realized risk management losses were related to the settlement of foreign currency contracts. The Company recorded a net unrealized loss of $25 million ($21 million after-tax) on its risk management activities for 2016 (2015 – $374 million unrealized loss, $275 million after-tax; 2014 – $451 million unrealized gain, $339 million after-tax).
Complete details related to outstanding derivative financial instruments at December 31, 2016 are disclosed in note 18 to the Company's consolidated financial statements.

FOREIGN EXCHANGE
($ millions)	2016	2015	2014
Net realized loss (gain)	$38	$(97)	$47
Net unrealized (gain) loss	(93)	858	256
Net (gain) loss (1)	$(55)	$761	$303
(1)	Amounts are reported net of the hedging effect of cross currency swaps.
The net realized foreign exchange loss for 2016 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling. The net unrealized foreign exchange gain for 2016 was primarily related to the impact of a stronger Canadian dollar with respect to outstanding US dollar debt. The net unrealized loss (gain) for each of the periods presented included the impact of cross currency swaps (2016 – unrealized loss of $295 million, 2015 – unrealized gain of $649 million, 2014 – unrealized gain of $259 million). The US/Canadian dollar exchange rate at December 31, 2016 was US$0.7448 (December 31, 2015 – US$0.7225, December 31, 2014 – US$0.8620).

Canadian Natural Resources Limited	24	Year Ended December 31, 2016

INCOME TAXES
($ millions, except income tax rates)	2016	2015	2014
North America (1)	$(377)	$86	$702
North Sea	(74)	(117)	(68)
Offshore Africa	22	17	43
PRT – North Sea	(198)	(258)	(273)
Other taxes	9	11	23
Current income tax (recovery) expense	(618)	(261)	427
Deferred corporate income tax (recovery) expense	(106)	216	681
Deferred PRT (recovery) expense – North Sea	(135)	15	126
Deferred income tax (recovery) expense	(241)	231	807
	(859)	(30)	1,234
Income tax rate and other legislative changes(2)	221	(351)	—
	$(638)	$(381)	$1,234
Effective income tax rate on adjusted net earnings (loss) from operations (3)	45%	61%	25%

(1)	Includes North America Exploration and Production, Midstream, and Oil Sands Mining and Upgrading segments.
(2)
In 2016, the UK government enacted legislation to reduce the supplementary charge on oil and gas profits from 20% to 10% effective January 1, 2016, resulting in a decrease in the Company's deferred corporate income tax liability of $107 million. The UK government also enacted tax rate reductions relating to Petroleum Revenue Tax (“PRT”), resulting in a decrease in the Company’s net deferred income tax liability of $114 million.  During 2015, the Alberta government enacted legislation that increased the provincial corporate income tax rate from 10% to 12% effective July 1, 2015, increasing the Company's deferred corporate income tax liability by $579 million. In addition, the UK government enacted tax rate reductions to the supplementary charge on oil and gas profits and PRT, and replaced the Brownfield Allowance with a new Investment Allowance, resulting in a decrease in the Company’s net deferred income tax liability of $228 million.

(3)	Excludes the impact of current and deferred PRT expense and other current income tax expense.
The effective income tax rate for 2016 and the comparable years included the impact of non-taxable items in North America and the North Sea and the impact of differences in jurisdictional income (loss) and tax rates in the countries in which the Company operates, in relation to net earnings (loss). In addition the effective income tax rate for 2016 also reflected the successful resolution of certain prior year tax matters.
The current corporation income tax and PRT recoveries in the North Sea in 2016 and the comparable years included the impact of abandonment expenditures related to the Murchison platform.
In 2016, the UK government enacted legislation to reduce the supplementary charge on oil and gas profits from 20% to 10% effective January 1, 2016, resulting in a decrease in the Company's deferred corporate income tax liability of $107 million.
The UK government also enacted legislation to reduce the PRT rate from 35% to 0% effective January 1, 2016. Allowable abandonment expenditures eligible for carryback to 2015 and prior taxation years for PRT purposes are still recoverable at a PRT rate of 50%. As a result of these income tax rate changes, the Company’s deferred PRT liability was reduced by $228 million and the deferred corporate income tax liability was increased by $114 million.
In 2015, the Alberta government enacted legislation that increased the provincial corporate income tax rate from 10% to 12% effective July 1, 2015. As a result of this income tax rate increase, the Company's deferred corporate income tax liability was increased by $579 million.
In 2015, the UK government enacted legislation that reduced the supplementary charge on oil and gas profits from 32% to 20% effective January 1, 2015. In addition, the legislation reduced the PRT rate from 50% to 35% effective January 1, 2016. Allowable abandonment expenditures eligible for carryback to prior taxation years for PRT purposes were still recoverable at the previous tax rate of 50%. The legislation also replaced the existing Brownfield Allowance with a new Investment Allowance on qualifying capital expenditures, effective April 1, 2015. The Investment Allowance is deductible for supplementary charge purposes, subject to certain restrictions. As a result of the new income tax changes, the Company's deferred corporate income tax liability was reduced by $217 million and the deferred PRT liability was reduced by $11 million.

Canadian Natural Resources Limited	25	Year Ended December 31, 2016

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
For 2017, the Company expects to recognize current income tax expense of $100 million to $150 million in Canada and $15 million to $35 million in the North Sea and Offshore Africa.
For 2016, the Company filed Scientific Research and Experimental Development claims of approximately $549 million (2015 – $527 million; 2014 – $450 million) relating to qualifying research and development expenditures for Canadian income tax purposes.

Canadian Natural Resources Limited	26	Year Ended December 31, 2016

NET CAPITAL EXPENDITURES (1)
($ millions)	2016	2015	2014
Exploration and Evaluation
Net expenditures (proceeds) (2) (3) (4)	$(6)	$(805)	$1,190
Property, Plant and Equipment
Net property acquisitions (dispositions) (2) (3) (4)	159	(451)	2,893
Well drilling, completion and equipping	712	965	2,162
Production and related facilities	369	908	1,830
Capitalized interest and other (5)	91	102	106
Net expenditures	1,331	1,524	6,991
Total Exploration and Production	1,325	719	8,181
Oil Sands Mining and Upgrading
Horizon Phases 2/3 construction costs	1,920	2,187	2,502
Sustaining capital	379	301	352
Turnaround costs	135	18	29
Capitalized interest and other (5)	284	224	227
Total Oil Sands Mining and Upgrading	2,718	2,730	3,110
Midstream (6)	(533)	8	62
Abandonments (7)	267	370	346
Head office	17	26	45
Total net capital expenditures	$3,794	$3,853	$11,744
By segment
North America (2) (3) (4)	$1,048	$(119)	7,500
North Sea	126	230	400
Offshore Africa	151	608	281
Oil Sands Mining and Upgrading	2,718	2,730	3,110
Midstream (6)	(533)	8	62
Abandonments (7)	267	370	346
Head office	17	26	45
Total	$3,794	$3,853	$11,744
(1)
Net capital expenditures exclude adjustments related to differences between carrying amounts and tax values and other fair value adjustments, and include non-cash transfers of property, plant and equipment to inventory due to change in use.

(2)	Includes Business Combinations.
(3)	Includes proceeds from the Company’s disposition of properties.
(4)
Includes non-cash share consideration of $985 million received from PrairieSky on the disposition of royalty income assets in 2015 and the impact of other pre-tax gains on the sale of other properties totaling $49 million recognized in 2015.

(5)	Capitalized interest and other includes expenditures related to land acquisition and retention, seismic, and other adjustments.
(6)	Includes non-cash share consideration of $190 million received from Inter Pipeline on the disposition of Midstream assets in 2016.
(7)	Abandonments represent expenditures to settle asset retirement obligations and have been reflected as capital expenditures in this table.

Canadian Natural Resources Limited	27	Year Ended December 31, 2016

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
Net capital expenditures for 2016 were $3,794 million compared with $3,853 million for 2015 (2014 – $11,744 million). Net capital expenditures for 2016 included the disposition of the Company's ownership interest in the Cold Lake Pipeline in the Midstream segment. Total net consideration on the disposition was comprised of $349 million in cash, together with $190 million of non-cash share consideration of approximately 6.4 million common shares of Inter Pipeline with a value of $29.57 per common share, determined as of the closing date.
On December 15, 2016 the Company announced its 2017 Capital Budget. Excluding the impact of the announced purchase of the Athabasca Oil Sands Project, as well as additional working interests in certain other producing and non-producing oil an gas properties, the 2017 budget reflects a continued focus on proactive capital allocation and lowering overall operating and capital cost structures, and is targeted at $3,890 million.
Drilling Activity
(number of wells)	2016	2015	2014
Net successful natural gas wells	9	19	75
Net successful crude oil wells (1)	174	115	1,023
Dry wells	7	6	19
Stratigraphic test / service wells	268	166	437
Total	458	306	1,554
Success rate (excluding stratigraphic test / service wells)	96%	96%	98%
(1)	Includes bitumen wells.
North America
North America, excluding Oil Sands Mining and Upgrading, accounted for approximately 20% of the total net capital expenditures for 2016 compared with approximately 1% for 2015 (2014 – 66%).
During 2016, the Company targeted 9 net natural gas wells, including 4 wells in Northeast British Columbia and 5 wells in Northwest Alberta. The Company also targeted 179 net crude oil wells. The majority of these wells were concentrated in the Company's Northern Plains region where 160 primary heavy crude oil wells, 2 Pelican Lake heavy crude oil wells and 9 bitumen (thermal oil) wells were drilled.  Another 8 wells targeting light crude oil were drilled outside the Northern Plains region.
Overall thermal oil production for 2016 averaged approximately 111,000 bbl/d compared with approximately 129,800 bbl/d for 2015 (2014 – 107,800 bbl/d). Production volumes in 2016 reflected the cyclic nature of thermal oil production at Primrose, together with the impact of the reinstatement of the Primrose East pipeline following the completion of repairs in May 2016.
Operating performance at the Pelican Lake tertiary recovery project continued to be strong, leading to average production of approximately 47,600 bbl/d in 2016 compared with 50,800 bbl/d in 2015 (2014 – 50,100 bbld/) .
Oil Sands Mining and Upgrading
Phase 2/3 expansion activity in the fourth quarter of 2016 focused on the field construction and commissioning of the hydrogen unit, hydrotreater unit, vacuum distillation and diluent recovery unit, sour water concentrator, tank farms, tailings re-handling plant, froth treatment, froth tank, tailings transfer pumphouses and pipelines, extraction plant, ore preparation plants, and superpot. Phase 3 work also continued with engineering, procurement and construction related to tailings retrofit, and the combined hydrotreater and sulphur recovery units.
During the turnaround in the third quarter, the Company successfully completed the tie-in of major Phase 2B components as planned. The construction, commissioning and operational teams at Horizon worked together to execute a safe and effective start-up of the Phase 2B expansion. The Horizon Phase 3 expansion, which is targeted to add 80,000  bbl/d of SCO production is on schedule and targeted for commissioning and startup in the fourth quarter of 2017.

Canadian Natural Resources Limited	28	Year Ended December 31, 2016

North Sea
During 2016, the Company drilled 1 gross well (0.9 net well) at Ninian.
The Company successfully completed the removal of the platform top side structures at Murchison on schedule and under sanctioned costs, with further decommissioning efforts planned for 2017.
Due to the Company's continued focus on proactive capital allocation and lowering overall operating and capital cost structures, the Company plans to commence abandonment of the Ninian North platform in 2017. Abandonment activities at Ninian North have been reflected in 2017 guidance.
Offshore Africa
In 2016, the Company drilled 2 gross wells (1.2 net wells) and subsequently demobilized the drilling rigs at Baobab and Espoir.
Event Subsequent to December 31, 2016
On March 9, 2017, the Company announced that it had entered into agreements to acquire 70% of the Athabasca Oil Sands Project, as well as additional working interests in certain other producing and non-producing oil and gas properties, for preliminary total consideration of approximately $12.7 billion, comprised of cash of approximately $8.7 billion and 97,560,975 common shares of the Company, with an estimated value of approximately $4 billion as at the announcement date. The transaction is expected to close in mid-2017, subject to receipt of all required consents and regulatory and other approvals.
LIQUIDITY AND CAPITAL RESOURCES
($ millions, except ratios)	2016		2015		2014
Working capital (deficit) (1)	$1,056		$1,193		$(673)
Long-term debt (2) (3)	$16,805		$16,794		$14,002

Share capital	$4,671		$4,541		$4,432
Retained earnings	21,526		22,765		24,408
Accumulated other comprehensive income	70		75		51
Shareholders’ equity	$26,267		$27,381		$28,891

Debt to book capitalization (3) (4)	39%		38%		33%
Debt to market capitalization (3) (5)	26%		34%		26%
After-tax return on average common shareholders’ equity (6)	(1%	)	(2%	)	14%
After-tax return on average capital employed (3) (7)	0%		(1%	)	10%
(1)	Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)	Includes the current portion of long-term debt (2016 - $1,812 million, 2015 - $1,729 million, 2014 - $980 million).
(3)	Long-term debt is stated at its carrying value, net of fair value adjustments, original issue discounts and premiums and transaction costs.
(4)	Calculated as current and long-term debt; divided by the book value of common shareholders’ equity plus current and long-term debt.
(5)	Calculated as current and long-term debt; divided by the market value of common shareholders’ equity plus current and long-term debt.
(6)	Calculated as net earnings (loss) for the year; as a percentage of average common shareholders’ equity for the year.
(7)	Calculated as net earnings (loss) plus after-tax interest and other financing expense for the year; as a percentage of average capital employed for the year.

Canadian Natural Resources Limited	29	Year Ended December 31, 2016

At December 31, 2016, the Company’s capital resources consisted primarily of funds flow from operations, available bank credit facilities and access to debt capital markets. Funds flow from operations and the Company’s ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the “Risks and Uncertainties” section of this MD&A. In addition, the Company’s ability to renew existing bank credit facilities and raise new debt reflects current credit ratings as determined by independent rating agencies, and the conditions of the market. The Company continues to believe that its internally generated funds flow from operations supported by the implementation of its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long term and support its growth strategy.
On an ongoing basis the Company continues to focus on its balance sheet strength and available liquidity by:
▪	Monitoring funds flow from operations, which is the primary source of funds;
▪
Actively managing the allocation of maintenance and growth capital to ensure it is expended in a prudent and appropriate manner with flexibility to adjust to market conditions. In response to the current commodity price environment, the Company continues to exercise its capital flexibility to address commodity price volatility and its impact on operating expenditures, capital commitments and long-term debt;

▪	Reviewing the Company's borrowing capacity:
◦
During 2016, the Company issued $1,000 million of 3.31% medium-term notes due February 2022.  After issuing these securities, the Company has $2,000 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in November 2017. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

◦
In 2015, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in November 2017. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

◦
The Company’s borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under the US commercial paper program.

◦
During 2016, the Company prepaid $250 million of the previously outstanding $1,000 million non-revolving term credit facility and extended the maturity date to February 2019 from January 2017. Borrowings under this facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances or Canadian prime loans. As at December 31, 2016, the $750 million facility was fully drawn. During 2016, the Company also entered into a new $125 million non-revolving term credit facility maturing February 2019, which was fully drawn at December 31, 2016. Borrowings under this facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances or Canadian prime loans.

▪	Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages; and
▪
Monitoring exposure to individual customers, contractors, suppliers and joint venture partners on a regular basis and when appropriate, ensuring parental guarantees or letters of credit are in place to minimize the impact in the event of a default.

During 2016, the Company repaid US$250 million of 6.00% notes and  US$500 million of three-month LIBOR plus 0.375% notes.
At December 31, 2016, the Company had in place bank credit facilities of $7,350 million, of which approximately $3,043 million, net of commercial paper issuances of $336 million, was available for general corporate purposes.
At December 31, 2016, the Company had total US dollar denominated debt with a carrying amount of $10,612 million (US$7,905 million), excluding transaction costs. This included $4,437 million (US$3,305 million) hedged by way of cross currency swaps (US$2,150 million) and foreign currency forwards (US$1,155 million). The fixed repayment amount of these hedging instruments was $3,975 million, resulting in a notional reduction of the carrying amount of the Company’s US dollar denominated debt of approximately $462 million to $10,150 million as at December 31, 2016.
Long-term debt was $16,805 million at December 31, 2016, resulting in a debt to book capitalization ratio of 39% (December 31, 2015 – 38%, December 31, 2014 - 33%); this ratio is within the 25% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when funds flow from operations is greater than current investment activities. The Company remains committed to maintaining a strong balance sheet,

Canadian Natural Resources Limited	30	Year Ended December 31, 2016

adequate available liquidity and a flexible capital structure. Further details related to the Company’s long-term debt at December 31, 2016 are discussed in note 10 to the Company’s consolidated financial statements.
The Company’s commodity hedge policy reduces the risk of volatility in commodity prices and supports the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. At December 31, 2016, 50,000 GJ/d of currently forecasted natural gas volumes were hedged using AECO swaps for January 2017 to October 2017. Subsequent to year end, 50,000 bbl/d of currently forecasted crude oil volumes were hedged using WTI collars for February 2017 to December 2017 and 17,500 bbl/d of currently forecasted crude oil volumes were hedged using WTI collars for March 2017 to December 2017. Further details related to the Company's commodity derivative financial instruments at December 31, 2016 are discussed in note 18 of the Company's consolidated financial statements.
Share Capital
As at December 31, 2016, there were 1,110,952,000 common shares outstanding (December 31, 2015 – 1,094,668,000 common shares) and 58,299,000 stock options outstanding. As at March 14, 2017, the Company had 1,113,884,000 common shares outstanding and 54,331,000 stock options outstanding.
On March 1, 2017, the Board of Directors approved an increase in the quarterly dividend to $0.275 per common share, beginning with the dividend payable on April 1, 2017. On November 2, 2016, the Board of Directors approved an increase in the quarterly dividend to $0.25 per common share (previous quarterly dividend rate of $0.23 per common share), beginning with the dividend payable on January 1, 2017. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
During 2016, the Company completed the net distribution of approximately 21.8 million PrairieSky common shares to the shareholders of record of the Company as at June 3, 2016, completing the previously announced Plan of Arrangement. The distribution was recognized as a return of capital of $546 million. Subsequent to the distribution, the Company’s ownership interest in PrairieSky was less than 10% of the issued and outstanding common shares of PrairieSky.
On March 1, 2017 the Board of Directors approved the Company's application for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 27,814,309 common shares, over a 12 month period commencing upon receipt of applicable regulatory and other approvals.
The Company’s Normal Course Issuer Bid announced in 2015 expired in April 2016 and was not renewed. During 2016, the Company did not purchase any common shares for cancellation.
COMMITMENTS AND OFF BALANCE SHEET ARRANGEMENTS
In the normal course of business, the Company has entered into various commitments that will have an impact on the Company’s future operations. The following table summarizes the Company’s commitments as at December 31, 2016:
($ millions)	2017	2018	2019	2020	2021	Thereafter
Product transportation and pipeline	$441	$404	$306	$300	$258	$2,337
Offshore equipment operating leases and offshore drilling	$166	$105	$59	$34	$33	$9
Long-term debt (1) (2)	$1,813	$2,841	$2,705	$1,768	$671	$7,072
Interest and other financing expense (3)	$626	$539	$475	$434	$395	$4,126
Office leases	$44	$43	$43	$43	$40	$154
Other	$53	$2	$2	$2	$2	$35
(1)	Long-term debt represents principal repayments only and does not reflect original issue discounts and premiums or transaction costs.
(2)
Included in the 2017 long-term debt repayment commitments, the Company had US$1,100 million of 5.70% debt securities due May 2017, hedged by way of a cross currency swap with a principal repayment amount fixed at $1,287 million.

(3)
Interest and other financing expense amounts represent the scheduled fixed rate and variable rate cash interest payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates and foreign exchange rates as at December 31, 2016.

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of Horizon. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

Canadian Natural Resources Limited	31	Year Ended December 31, 2016

LEGAL PROCEEDINGS AND OTHER CONTINGENCIES
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.
RESERVES
For the years ended December 31, 2016, 2015 and 2014, the Company retained Independent Qualified Reserves Evaluators to evaluate and review all of the Company’s proved and proved plus probable crude oil, NGLs and natural gas reserves.  The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101“) requirements.
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
The following tables summarize the company gross proved and proved plus probable reserves using forecast prices and costs as at December 31, 2016, prepared in accordance with NI 51-101 reserves disclosures:
Proved Reserves	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2015	386	213	268	1,225	2,408	6,106	195	5,713
Discoveries	1	—	—	—	—	3	—	2
Extensions	7	9	—	53	—	196	9	111
Infill Drilling	9	5	—	—	—	225	4	55
Improved Recovery	—	—	6	—	—	—	—	6
Acquisitions	15	—	—	3	—	103	5	40
Dispositions	—	—	—	—	—	(4)	—	(1)
Economic Factors	(5)	(3)	—	—	—	(102)	(1)	(26)
Technical Revisions	12	1	7	29	196	709	1	364
Production	(36)	(38)	(17)	(41)	(45)	(619)	(15)	(295)
December 31, 2016	389	187	264	1,269	2,559	6,617	198	5,969

Proved Plus Probable Reserves	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2015	618	294	388	2,407	3,633	8,508	283	9,041
Discoveries	1	—	—	—	—	5	1	3
Extensions	15	13	—	82	—	302	17	177
Infill Drilling	13	7	—	1	—	289	6	75
Improved Recovery	—	—	7	—	—	—	—	7
Acquisitions	19	—	—	4	—	125	6	50
Dispositions	—	—	—	—	—	(7)	—	(1)
Economic Factors	(6)	(3)	—	—	—	(134)	(3)	(34)
Technical Revisions	(5)	(14)	6	64	16	607	(11)	156
Production	(36)	(38)	(17)	(41)	(45)	(619)	(15)	(295)
December 31, 2016	619	259	384	2,517	3,604	9,076	284	9,179
At December 31, 2016, the company gross proved crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 4,866 MMbbl, and company gross proved plus probable crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 7,667 MMbbl. Proved reserve additions and revisions replaced 189% of 2016 production. Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 126 MMbbl, and additions to proved plus probable reserves amounted to 192 MMbbl. Net positive revisions amounted to 237 MMbbl for proved reserves and 44 MMbbl for proved plus probable reserves, primarily due to technical revisions.

Canadian Natural Resources Limited	32	Year Ended December 31, 2016

At December 31, 2016, the company gross proved natural gas reserves totaled 6,617 Bcf, and company gross proved plus probable natural gas reserves totaled 9,076 Bcf. Proved reserve additions and revisions replaced 183% of 2016 production. Additions to proved reserves resulting from exploration and development activities, acquisitions and future offset additions amounted to 523 Bcf, and additions to proved plus probable reserves amounted to 714 Bcf. Net positive revisions amounted to 607 Bcf for proved reserves and 473 Bcf for proved plus probable reserves, primarily due to technical revisions.
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
▪
The ability to find, produce and replace reserves, whether sourced from exploration, improved recovery or acquisitions, at a reasonable cost, including the risk of reserve revisions due to economic and technical factors. Reserve revisions can have a positive or negative impact on asset valuations, ARO and depletion rates;

▪	Reservoir quality and uncertainty of reserve estimates;
▪	Volatility in the prevailing prices of crude oil and NGLs and natural gas;
▪	Regulatory risk related to approval for exploration and development activities, which can add to costs or cause delays in projects;
▪	Labour risk associated with securing the manpower necessary to complete capital projects in a timely and cost effective manner;
▪	Operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting and upgrading the Company’s bitumen products;
▪
Timing and success of integrating the business and operations of acquired companies and assets, including the announced acquisition of a significant interest in the Athabasca Oil Sands Project, and certain other producing and non-producing oil and gas properties;

▪
Credit risk related to non-payment for sales contracts or non-performance by counterparties to contracts, including derivative financial instruments and physical sales contracts as part of a hedging program;

▪	Interest rate risk associated with the Company’s ability to secure financing on commercially acceptable terms;
▪	Foreign exchange risk due to fluctuating exchange rates on the Company’s US dollar denominated debt and as all sales are predominantly based on US dollar denominated benchmarks;
▪	Environmental impact risk associated with exploration and development activities, including GHG;
▪
Geopolitical risks associated with changing governments or governmental policies, social instability and other political, economic or diplomatic developments in the regions where the Company has its operations;

▪	Future legislative and regulatory developments related to environmental regulation;
▪	Potential actions of governments, regulatory authorities and other stakeholders that may result in costs or restrictions in the jurisdictions where the Company has operations;
▪	Changing royalty regimes;
▪
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

▪
The ability to secure adequate transportation for products which could be affected by pipeline constraints, the construction by third parties of new or expansion of existing pipeline capacity and other factors;

▪	The access to markets for the Company’s products; and
▪	Other circumstances affecting revenue and expenses.
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

Canadian Natural Resources Limited	33	Year Ended December 31, 2016

receivable from the sale of crude oil and natural gas are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. Derivative financial instruments are utilized to help ensure targets are met and to manage commodity price, foreign currency and interest rate exposures. The Company is exposed to possible losses in the event of non-performance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantively investment grade financial institutions. The arrangements and policies concerning the Company’s financial instruments are under constant review and may change depending upon the prevailing market conditions.
The Company’s capital structure mix is also monitored on a continual basis to ensure that it optimizes flexibility, minimizes cost and offers the greatest opportunity for growth. This includes the determination of a reasonable level of debt and any interest rate exposure risk that may exist.
For additional details regarding the Company’s risks and uncertainties, refer to the Company’s AIF for the year ended December 31, 2016.
ENVIRONMENT
The Company continues to invest in people, technologies, facilities and infrastructure to recover and process crude oil and natural gas resources efficiently and in an environmentally sustainable manner.
The crude oil and natural gas industry is experiencing incremental increases in costs related to environmental regulation, particularly in North America and the North Sea. Existing and expected legislation and regulations require the Company to address and mitigate the effect of its activities on the environment. Increasingly stringent laws and regulations may have an adverse effect on the Company’s future net earnings and funds flow from operations.
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
The Company’s Plan and operating guidelines focus on minimizing the impact of operations while meeting regulatory requirements, regional management frameworks, industry operating standards and guidelines, and internal corporate standards. The Company, as part of this Plan, has implemented a proactive program that includes:
•	An internal environmental compliance audit and inspection program of the Company’s operating facilities;
•	A suspended well inspection program to support future development or eventual abandonment;
•	Appropriate reclamation and decommissioning standards for wells and facilities ready for abandonment;
•	An effective surface reclamation program;
•	A due diligence program related to groundwater monitoring;
•	An active program related to preventing and reclaiming spill sites;
•	A solution gas conservation program;
•	A program to replace the majority of fresh water for steaming with brackish water;
•	Water programs to improve efficiency of use, recycle rates and water storage;
•	Environmental planning for all projects to assess impacts and to implement avoidance and mitigation programs;
•	Reporting for environmental liabilities;
•	A program to optimize efficiencies at the Company’s operated facilities;
•	Continued evaluation of new technologies to reduce environmental impacts and support for Canada’s Oil Sands Innovation Alliance (“COSIA”);
•	CO2 reduction programs including carbon capture at hydrotreaters, the injection of CO2 into tailings and for use in EOR;
•	A program in place related to progressive reclamation and tailings management at Horizon including low fines mining; and
•	Participation and support for the Joint Oil Sands Monitoring Program.

Canadian Natural Resources Limited	34	Year Ended December 31, 2016

The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 5.2% (2015 – 5.9%; 2014 – 4.6%). For 2016, the Company’s capital expenditures included $267 million for abandonment expenditures (2015 – $370 million; 2014 – $346 million). The Company’s estimated discounted ARO at December 31, 2016 was as follows:
($ millions)	2016	2015
Exploration and Production
North America	$1,444	$1,114
North Sea	837	975
Offshore Africa	244	266
Oil Sands Mining and Upgrading	717	594
Midstream	1	1
	$3,243	$2,950
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
In Canada, the federal government has ratified the Paris climate change agreement, with a commitment to reduce GHG emissions by 30% from 2005 levels by 2030.  Canada has also committed to reduce methane emissions from the upstream oil and gas sector by 40-45% by 2025, as compared to 2012 levels.The federal government is also developing a comprehensive management system for air pollutants, and has released regulations pertaining to certain boilers, heaters and compressor engines operated by the Company.  In Alberta, the provincial government has implemented increases in both the carbon price and stringency of the existing large-emitter regulatory system for 2017.  The Alberta government has also announced additional changes to this system after 2017, as well as a program to reduce methane emissions from the upstream oil and gas sector, and a carbon price on combustion emissions from the upstream oil and gas sector beginning in 2023. In British Columbia, the provincial government has also announced a methane reduction target, comparable to the federal target.
In Alberta, GHG reduction regulations came into effect July 1, 2007, affecting facilities emitting more than 100 kilotonnes of CO2e annually. Five of the Company’s facilities, the Horizon facility, the Primrose/Wolf Lake in situ heavy crude oil facilities, the Kirby South in situ heavy crude oil facility, the Hays sour natural gas plant, and the Wapiti gas plant are subject to compliance under the regulations. In British Columbia, carbon tax is currently being assessed at $30/tonne of CO2e on fuel consumed and gas flared in the province. The Saskatchewan government released draft GHG regulations that regulate facilities emitting more than 50 kilotonnes of CO2e annually and will likely require the North Tangleflags in situ heavy oil facility to meet the reduction target for its GHG emissions once the governing legislation comes into force. In the UK, GHG regulations have been in effect since 2005. In Phase 1 (2005 - 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 - 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions. In Phase 3 (2013 - 2020) the Company’s CO2 allocation was further reduced.  The Company continues to focus on implementing reduction programs based on efficiency audits to reduce CO2 emissions at its major facilities and on trading mechanisms to ensure compliance with requirements now in effect. Various jurisdictions have enacted or are evaluating low carbon fuel standards, which may affect access to market for crude oil with higher emissions intensity.

Canadian Natural Resources Limited	35	Year Ended December 31, 2016

The Company continues to pursue GHG emission reduction initiatives including solution gas conservation, compressor optimization to improve fuel gas efficiency, CO2 capture and sequestration in oil sands tailings, CO2 capture and storage in association with EOR, and participation in COSIA.
The additional requirements of enacted or proposed GHG regulations on the Company’s operations may increase capital expenditures and operating expenses, including those related to Horizon and the Company’s other existing and certain planned oil sands projects. This may have an adverse effect on the Company’s future net earnings and funds flow from operations.
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

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2016, the Company adopted the amendment to IFRS 11 “Joint  Arrangements” to clarify the accounting treatment when an entity acquires interests in joint ventures and joint operations. The amendment requires these acquisitions to be accounted for as business combinations. The Company adopted this amendment prospectively. Adoption of this amended standard did not result in an impact to the Company’s consolidated financial statements.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. Actual results could differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in this MD&A and the audited consolidated financial statements for the year ended December 31, 2016.
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
E&E assets are tested for impairment when facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount, by comparing the relevant costs to the fair value of related Cash Generating Units (“CGUs”), aggregated at the segment level. Indications of impairment include leases approaching expiry, the existence of low benchmark commodity prices for an extended period of time, significant downward revisions in estimated probable reserves volumes, significant increases in estimated future exploration or development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks. The determination of the fair value of CGUs requires the use of assumptions and estimates including future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and production costs, discount rates and income taxes. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.
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

Canadian Natural Resources Limited	36	Year Ended December 31, 2016

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
C) Asset Retirement Obligations
The Company is required to recognize a liability for ARO associated with its property, plant and equipment. An ARO liability associated with the retirement of a tangible long-lived asset is recognized to the extent of a legal obligation resulting from an existing or enacted law, statute, ordinance or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. The ARO is based on estimated costs, taking into account the anticipated method and extent of restoration consistent with legal requirements, technological advances and the possible use of the site. Since these estimates are specific to the sites involved, there are many individual assumptions underlying the Company’s total ARO amount. These individual assumptions may be subject to change.
The estimated present values of ARO related to long-term assets are recognized as a liability in the period in which they are incurred. The provision for the ARO is estimated by discounting the expected future cash flows to settle the ARO at the Company’s weighted average credit-adjusted risk-free interest rate, which is currently 5.2%. Subsequent to initial measurement, the ARO is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense whereas changes in discount rates or estimated future cash flows are capitalized to or derecognized from property, plant and equipment. Changes in estimates would impact accretion and depletion expense in net earnings. In addition, differences between actual and estimated costs to settle the ARO, timing of cash flows to settle the obligation and future inflation rates may result in gains or losses on the final settlement of the ARO.
D) Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized based on the estimated income tax effects of temporary differences in the carrying value of assets and liabilities in the consolidated financial statements and their respective tax bases, using income tax rates substantively enacted as at the date of the balance sheet. Accounting for income taxes requires the Company to interpret frequently changing laws and regulations, including changing income tax rates, and make certain judgements with respect to the application of tax law, estimating the timing of temporary difference reversals, and estimating the realizability of tax assets.  There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes a liability for a tax filing position based on its assessment of the probability that additional taxes may ultimately be due.

Canadian Natural Resources Limited	37	Year Ended December 31, 2016

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
The Company has made various assumptions in determining the fair values of acquired assets and liabilities. The most significant assumptions and judgements relate to the estimation of the fair value of the crude oil and natural gas properties. To determine the fair value of these properties, the Company estimates crude oil and natural gas reserves. Reserve estimates are based on the work performed by the Company’s internal engineers and outside consultants. The judgements associated with these estimated reserves are described above in “Crude Oil and Natural Gas Reserves”. Estimates of future prices are based on prices derived from price forecasts among industry analysts and internal assessments. The Company applies estimated future prices to the estimated reserves quantities acquired, and estimates future operating and development costs, to arrive at estimated future net revenues for the properties acquired.
G) Share-Based Compensation
The Company has made various assumptions in estimating the fair values of stock options granted including expected volatility, expected exercise behavior and future forfeiture rates. At each period end, stock options outstanding are remeasured for changes in the fair value of the liability.
ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In January 2016, the IASB issued IFRS 16 “Leases”, which provides guidance on accounting for leases. The new standard replaces IAS 17 “Leases” and related interpretations. IFRS 16 eliminates the distinction between operating leases and financing leases for lessees. The new standard is effective January 1, 2019 with earlier adoption permitted providing that IFRS 15 has been adopted. The new standard is required to be applied retrospectively, with a policy alternative of restating comparative prior periods or recognizing the cumulative adjustment in opening retained earnings at the date of adoption. The Company is assessing the impact of this standard on its consolidated financial statements.
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

Canadian Natural Resources Limited	38	Year Ended December 31, 2016

CONTROL ENVIRONMENT
The Company’s management, including the President and the Chief Financial Officer and Senior Vice-President, Finance, evaluated the effectiveness of disclosure controls and procedures as at December 31, 2016, and concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its annual filings and other reports filed with securities regulatory authorities in Canada and the United States is recorded, processed, summarized and reported within the time periods specified and such information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosures.
The Company’s management also performed an assessment of internal control over financial reporting as at December 31, 2016, and concluded that internal control over financial reporting is effective. Further, there were no changes in the Company’s internal control over financial reporting during 2016 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
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
Excluding the impact of the announced purchase of the Athabasca Oil Sands Project, as well as additional working interests in certain other producing and non-producing oil and gas properties, capital expenditures in 2017 are currently targeted to be as follows:
($ millions)	2017
Exploration and Production
North America natural gas and NGLs	$460
North America crude oil	910
International crude oil	420
Thermal In Situ Oil Sands	365
Net acquisitions, midstream and other	25
Total Exploration and Production	$2,180
Oil Sands Mining and Upgrading
Project Capital	1,055
Technology and Phase 4	15
Sustaining capital	415
Turnarounds, reclamation and other	225
Total Oil Sands Mining and Upgrading	$1,710
Total	$3,890

Canadian Natural Resources Limited	39	Year Ended December 31, 2016

SENSITIVITY ANALYSIS
The following table is indicative of the annualized sensitivities of funds flow from operations and net earnings (loss) due to changes in certain key variables. The analysis is based on business conditions and sales volumes during the fourth quarter of 2016, excluding mark-to-market gains (losses) on risk management activities and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.
	Funds flow from operations ($ millions)	Funds flow from operations (per common share, basic)	Net earnings (loss) ($ millions)	Net earnings (loss) (per common share, basic)
Price changes
Crude oil – WTI US$1.00/bbl	$196	$0.18	$196	$0.18
Natural gas – AECO C$0.10/Mcf (1)
Excluding financial derivatives	$32	$0.03	$32	$0.03
Including financial derivatives	$31	$0.03	$31	$0.03
Volume changes
Crude oil – 10,000 bbl/d	$102	$0.09	$66	$0.06
Natural gas – 10 MMcf/d	$4	$—	$—	$—
Foreign currency rate change
$0.01 change in US$ (1)
Including financial derivatives	$102 - 105	$0.09	$21	$0.02
Interest rate change – 1%	$31	$0.03	$31	$0.03
(1)	For details of financial instruments in place, refer to note 18 to the Company’s consolidated financial statements as at December 31, 2016.

Canadian Natural Resources Limited	40	Year Ended December 31, 2016

DAILY PRODUCTION BY SEGMENT, BEFORE ROYALTIES
	Q1	Q2	Q3	Q4	2016	2015	2014
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	369,987	328,681	343,779	361,348	350,958	399,982	390,814
North America – Oil Sands Mining and Upgrading	127,909	119,511	67,586	178,063	123,265	122,911	110,571
North Sea	23,317	23,360	23,450	24,085	23,554	22,216	17,380
Offshore Africa	25,714	30,858	26,171	21,689	26,096	19,079	12,429
Total	546,927	502,410	460,986	585,185	523,873	564,188	531,194
Natural gas (MMcf/d)
North America	1,722	1,620	1,567	1,578	1,622	1,663	1,527
North Sea	29	30	50	44	38	36	7
Offshore Africa	35	39	28	24	31	27	21
Total	1,786	1,689	1,645	1,646	1,691	1,726	1,555
Barrels of oil equivalent (BOE/d)
North America – Exploration and Production	656,929	598,773	605,009	624,386	621,239	677,270	645,227
North America – Oil Sands Mining and Upgrading	127,909	119,511	67,586	178,063	123,265	122,911	110,571
North Sea	28,072	28,370	31,793	31,380	29,913	28,191	18,629
Offshore Africa	31,621	37,334	30,824	25,748	31,365	23,529	15,983
Total	844,531	783,988	735,212	859,577	805,782	851,901	790,410

Canadian Natural Resources Limited	41	Year Ended December 31, 2016

PER UNIT RESULTS – EXPLORATION AND PRODUCTION
	Q1	Q2	Q3	Q4	2016	2015	2014
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$23.31	$39.98	$39.66	$45.00	$36.93	$41.13	$77.04
Transportation	2.46	2.81	2.51	2.70	2.61	2.60	2.41
Realized sales price, net of transportation	20.85	37.17	37.15	42.30	34.32	38.53	74.63
Royalties	1.90	3.59	3.48	4.62	3.40	4.30	12.99
Production expense	13.94	14.31	13.85	14.28	14.10	15.74	18.25
Netback	$5.01	$19.27	$19.82	$23.40	$16.82	$18.49	$43.39
Natural gas ($/Mcf) (1)
Sales price (2)	$2.23	$1.50	$2.44	$3.14	$2.32	$3.16	$4.83
Transportation	0.28	0.35	0.40	0.34	0.33	0.38	0.27
Realized sales price, net of transportation	1.95	1.15	2.04	2.80	1.99	2.78	4.56
Royalties	0.07	0.02	0.09	0.17	0.09	0.10	0.38
Production expense	1.23	1.22	1.08	1.15	1.18	1.34	1.48
Netback	$0.65	$(0.09)	$0.87	$1.48	$0.72	$1.34	$2.70
Barrels of oil equivalent ($/BOE) (1)
Sales price (2)	$19.37	$27.28	$29.39	$34.54	$27.58	$32.60	$58.48
Transportation	2.20	2.61	2.51	2.46	2.44	2.56	2.18
Realized sales price, net of transportation	17.17	24.67	26.88	32.08	25.14	30.04	56.30
Royalties	1.30	2.13	2.27	3.16	2.21	2.85	8.90
Production expense	11.19	11.38	10.83	11.34	11.18	12.70	14.67
Netback	$4.68	$11.16	$13.78	$17.58	$11.75	$14.49	$32.73
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of blending costs and excluding risk management activities.
PER UNIT RESULTS – OIL SANDS MINING AND UPGRADING
	Q1	Q2	Q3	Q4	2016	2015	2014
Crude oil and NGLs ($/bbl)
SCO sales price	$46.63	$61.78	$58.61	$64.51	$58.59	$61.39	$100.27
Bitumen royalties (2)	0.13	0.39	0.62	0.88	0.54	1.08	5.77
Transportation	2.07	1.34	3.40	1.22	1.77	1.81	1.85
Adjusted cash production costs (1)	26.55	26.82	27.05	22.53	25.20	28.61	37.18
Netback	$17.88	$33.23	$27.54	$39.88	$31.08	$29.89	$55.47
(1)	Amounts expressed on a per unit basis are based on sales volumes excluding turnaround periods.
(2)	Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.

Canadian Natural Resources Limited	42	Year Ended December 31, 2016

TRADING AND SHARE STATISTICS
	Q1	Q2	Q3	Q4	2016	2015
TSX – C$
Trading volume (thousands)	262,029	161,011	113,085	117,602	653,727	728,034
Share Price ($/share)
High	$36.99	$40.59	$42.43	$46.74	$46.74	$42.46
Low	$21.27	$33.11	$37.98	$39.64	$21.27	$25.01
Close	$35.13	$39.86	$41.94	$42.79	$42.79	$30.22
Market capitalization as at December 31 ($ millions)					$47,538	$33,081
Shares outstanding (thousands)					1,110,952	1,094,668
NYSE – US$
Trading volume (thousands)	383,518	210,872	140,914	156,916	892,220	951,311
Share Price ($/share)
High	$28.45	$32.02	$32.94	$35.28	$35.28	$34.46
Low	$14.60	$25.08	$28.69	$29.46	$14.60	$18.94
Close	$27.00	$30.83	$32.04	$31.88	$31.88	$21.83
Market capitalization as at December 31 ($ millions)					$35,417	$23,897
Shares outstanding (thousands)					1,110,952	1,094,668

Canadian Natural Resources Limited	43	Year Ended December 31, 2016

ADDITIONAL DISCLOSURE
Certifications
The required disclosure is included in Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F
Disclosure Controls and Procedures
As of the end of the registrant’s fiscal year ended December 31, 2016, an evaluation of the effectiveness of Canadian Natural’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was carried out by Canadian Natural’s management with the participation of Canadian Natural’s principal executive officer and principal financial officer. Based upon the evaluation, Canadian Natural’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, Canadian Natural’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Canadian Natural in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Canadian Natural’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Assessment of Internal Control Over Financial Reporting” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F.

Attestation Report of the Registered Public Accounting Firm

The required disclosure is included in the “Independent Auditor’s Report” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2016, filed as part of this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting
During the fiscal year ended December 31, 2016, there were no changes in Canadian Natural’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Canadian Natural’s internal control over financial reporting.
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
Audit Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural ended December 31, 2016 and December 31, 2015, for professional services rendered by PwC for the audit of its internal controls and annual consolidated financial statements in connection with statutory and regulatory filings or engagements for those fiscal years, unaudited reviews of the first, second and third quarters of its interim consolidated financial statements and audits of certain of Canadian Natural’s subsidiary companies’ annual financial statements were $2,512,000 for 2016 and were $3,012,000 for 2015.
Audit-Related Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2016 and December 31, 2015, for audit-related services by PwC including pension assets and Crown Royalty Statements, were $246,000 for 2016 and were $250,000 for 2015. Canadian Natural’s Audit Committee approved all of these audit-related services.
Tax Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2016 and December 31, 2015, for professional services rendered by PwC for tax services related to expatriate personal tax compliance and other corporate tax return matters were $410,000 for 2016 and were $495,000 for 2015. Canadian Natural’s Audit Committee approved all of these tax-related services.
All Other Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2016 and December 31, 2015 for other services were $62,000 for 2016 and were $84,000 for 2015, related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Canadian Natural’s Audit Committee approved all of the noted services.
Audit Committee Pre-Approval Policies and Procedures
The Audit Committee’s duties and responsibilities include the review and approval of fees to be paid to the independent auditors, scope and timing of the audit and other related services rendered by the independent auditors. The Audit Committee also reviews and approves the independent auditor’s annual audit plan, including scope, staffing, locations and reliance upon management and internal audit department prior to the commencement of the audit and reviews and approves proposed non-audit services to be provided by the independent auditors, except those non-audit services prohibited by legislation. Canadian Natural did not rely on the de minimis exemption provided by paragraph (c)(7)(i)(c) of Rule 2.01 of Regulation S-X in 2016.
Off Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations
In the normal course of business, the Company has entered into various commitments that will have an impact on the Company’s future operations. The following table summarizes the Company’s commitments as at December 31, 2016:

($ millions)	2016	2017	2018	2019	2020	Thereafter
Product transportation and pipeline	$441	$404	$306	$300	$258	$2,337
Offshore equipment operating leases and offshore drilling	$166	$105	$59	$34	$33	$9
Long-term debt (1)(2)	$1,813	$2,841	$2,705	$1,768	$671	$7,072
Interest and other financing expense (3)	$626	$539	$475	$434	$395	$4,126
Office leases	$44	$43	$43	$43	$40	$154
Other	$53	$2	$2	$2	$2	$35
(1)	Long-term debt represents principal repayments only and does not reflect original issue discounts and premiums or transaction costs.
(2)	Included in the 2017 long-term debt repayment commitments, the Company had US$1,100 million of 5.70% debt securities due May 2017, hedged by way of a cross currency swap with a principal repayment amount fixed at $1,287 million.
(3)	Interest and other financing expense amounts represent the scheduled fixed rate and variable rate cash interest payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates and foreign exchange rates as at December 31, 2016.

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of subsequent phases of Horizon Phase 3. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

Identification of the Audit Committee
Canadian Natural has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Ms. C.M. Best, who chairs the Audit Committee and Messrs. T. W. Faithfull, G. A. Filmon, G. D. Giffin, D. A. Tuer.
Mine Safety Disclosure
Not Applicable.

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
Dated this 23rd day of March, 2017.
CANADIAN NATURAL RESOURCES LIMITED

By:	/s/ Steve W. Laut
Name: Steve W. Laut
Title: President

Documents filed as part of this report:
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP, Chartered Professional Accountants.

23.2	Consent of Sproule Associates Limited, Independent Petroleum Engineering Consultants.

23.3	Consent of Sproule International Limited, Independent Petroleum Engineering Consultants.

23.4	Consent of GLJ Petroleum Consultants Ltd., Independent Petroleum Engineering Consultants.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.1	Supplementary Oil & Gas Information for the fiscal year ended December 31, 2016.