Form 40-F/A
period 2016-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2017-07-27
CIK 1017413

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

This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration Statements on Form F-10 (File No. 333-219366 and 333-219367) under the Securities Act of 1933 as amended.

EXPLANATORY NOTE

This Amendment to the Registrant’s Annual Report on Form 40-F filed on March 23, 2017 for the fiscal year ended December 31, 2016 (the “Original Filing”), is being filed to include the signature of the Registrant’s independent auditor, PricewaterhouseCoopers LLP, in the independent auditor’s report dated March 15, 2017, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of the Registrant, which signature was inadvertently omitted from the Original Filing.

Other than expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was filed.
Principal Documents
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
Dated this 26th day of July, 2017.
CANADIAN NATURAL RESOURCES LIMITED

By:	/s/ Steve W. Laut
Name: Steve W. Laut
Title: President

Documents filed as part of this report:
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP, Chartered Professional Accountants.

23.2*	Consent of Sproule Associates Limited, Independent Petroleum Engineering Consultants.

23.3*	Consent of Sproule International Limited, Independent Petroleum Engineering Consultants.

23.4*	Consent of GLJ Petroleum Consultants Ltd., Independent Petroleum Engineering Consultants.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.1*	Supplementary Oil & Gas Information for the fiscal year ended December 31, 2016.

* Previously filed.