Form 40-F
period 2019-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2020-03-27
CIK 1017413

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F
[     ] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934
[ X ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019	Commission File Number: 001-12138

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	CNQ	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None
For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form	[ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,186,857,000 Common Shares outstanding as of December 31, 2019

Canadian Natural Resources Limited	1	Year Ended December 31, 2019

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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
This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration Statement on Form F-10 (File No. 333-232692) under the Securities Act of 1933, as amended.
All dollar amounts in this Annual Report on Form 40-F are expressed in Canadian dollars.  On March 18, 2020 the reported Bank of Canada daily average exchange rate for one Canadian dollar was US$0.6898. On March 18, 2020 the reported Bank of Canada daily average exchange rate for one U.S. dollar was C$1.4496.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F, starting on the following page:

A.	Annual Information Form
Annual Information Form of Canadian Natural Resources Limited (“Canadian Natural”) for the year ended December 31, 2019.

B.	Audited Annual Financial Statements
Canadian Natural’s audited consolidated financial statements for the years ended December 31, 2019 and 2018, including the report of independent registered public accounting firm with respect thereto.

C.	Management’s Discussion and Analysis
Canadian Natural’s Management’s Discussion and Analysis for the year ended December 31, 2019.
The following document is filed as an exhibit to this Annual Report on Form 40-F and is incorporated by reference herein:

A.	Supplementary Oil & Gas Information (Unaudited)
For Canadian Natural’s Supplementary Oil & Gas Information (Unaudited) for the year ended December 31, 2019, see Exhibit 99.1 to this Annual Report on Form 40-F.

Canadian Natural Resources Limited	2	Year Ended December 31, 2019

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

March 27, 2020

Principal Documents Exhibits

Canadian Natural Resources Limited	2	Year Ended December 31, 2019

Principal Documents Exhibits

Definitions and Abbreviations

ADR	abandonment, decommissioning and reclamation costs
AOSP	Athabasca Oil Sands Project
API	specific gravity measured in degrees on the American Petroleum Institute scale
ARO	asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
bitumen
naturally occurring solid or semi-solid hydrocarbon, consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in-situ recovery methods

BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
C$ or $	Canadian dollars
“Canadian Natural Resources Limited”, “Canadian Natural”, “Company”, “Corporation”	Canadian Natural Resources Limited and includes, where applicable, reference to subsidiaries of and partnership interests held by Canadian Natural Resources Limited and its subsidiaries
CO2	carbon dioxide
CO2e	carbon dioxide equivalents
crude oil	includes light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, synthetic crude oil and bitumen (thermal oil)
CSS	Cyclic Steam Stimulation
development well	well drilled inside the established limits of an oil or gas reservoir or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive
dry well	well that proves to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion
EOR	Enhanced Oil Recovery
exploratory well	well that is not a development well, a service well, or a stratigraphic test well
extension well	well that is drilled to test if a known reservoir extends beyond what had previously been believed to be the outer reservoir perimeter
fee title interest	absolute ownership of legal title to mineral lands, subject to conditional interests that may have been granted from the title, such as petroleum and natural gas leases
FPSO	Floating Production, Storage and Offloading vessel
GHG	greenhouse gas
gross acres	total number of acres in which the Company has a working interest or fee title interest
gross wells	total number of wells in which the Company has a working interest
Horizon	Horizon Oil Sands
IFRS	International Financial Reporting Standards
Mbbl	thousand barrels
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MD&A	Management’s Discussion and Analysis
MMbbl	million barrels
MMBOE	million barrels of oil equivalent

Canadian Natural Resources Limited	3	Year Ended December 31, 2019

Principal Documents Exhibits

MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MM$	million Canadian dollars
NGLs	natural gas liquids
net acres	gross acres multiplied by the percentage working interest or fee title interest therein owned
net wells	gross wells multiplied by the percentage working interest therein owned by the Company
NYSE	New York Stock Exchange
OPEC	Organization of Petroleum Exporting Countries
productive well	exploratory, development or extension well that is not dry
proved property	property or part of a property to which reserves have been specifically attributed
PRT	Petroleum Revenue Tax
Quest	Quest Carbon Capture and Storage ("CCS") project
SAGD	Steam-Assisted Gravity Drainage
SCO	synthetic crude oil
SEC	United States Securities and Exchange Commission
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

Canadian Natural Resources Limited	4	Year Ended December 31, 2019

Principal Documents Exhibits

Advisory
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this Annual Information Form (“AIF”) or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed”, "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other guidance provided throughout this AIF constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon, AOSP, Primrose, Pelican Lake, Kirby and Jackfish, the timing and future operations of the North West Redwater bitumen upgrader and refinery, and construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, NGLs or SCO that the Company may be reliant upon to transport its products to market, development and deployment of technology and technological innovations, the assumption of operations at processing facilities, and the "2020 Activity" section of this AIF with respect to budgeted capital expenditures for 2020, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
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
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of demand and supply effects resulting from the COVID-19 virus pandemic and the actions of OPEC and non-OPEC countries) which will, among other things, impact the demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; the ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability of the Company to attract the necessary labour required to build, maintain and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including production curtailments mandated by the government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital

Canadian Natural Resources Limited	5	Year Ended December 31, 2019

Principal Documents Exhibits

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
SPECIAL NOTE REGARDING CURRENCY, FINANCIAL INFORMATION, PRODUCTION AND RESERVES
In this AIF, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data are presented on a "before royalties" or "company gross" basis unless otherwise stated and realized prices are net of blending and feedstock costs and exclude the effects of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion may be misleading as an indication of value.
The Consolidated Financial Statements and the Company’s MD&A for the most recently completed fiscal year ended December 31, 2019, herein incorporated by reference, and certain information included in this AIF, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.
For the year ended December 31, 2019, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2019 and a preparation date of February 3, 2020. Sproule evaluated and reviewed the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves. GLJ evaluated the Oil Sands Mining and Upgrading SCO reserves. The evaluations and reviews were conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC and in the “Supplementary Oil and Gas Information” section of the Company’s Annual Report on pages 99 to 106 which is incorporated herein by reference.
SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES
This AIF includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings from operations; adjusted funds flow (previously referred to as funds flow from operations); net capital expenditures; and free cash flow. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, cash flows from operating activities, and cash flows used in investing activities, as determined in accordance with IFRS, as an indication

Canadian Natural Resources Limited	6	Year Ended December 31, 2019

Principal Documents Exhibits

of the Company’s performance. The non-GAAP measure adjusted net earnings from operations is reconciled to net earnings, as determined in accordance with IFRS in the “Financial and Operational Highlights" section of the MD&A for the year ended December 31, 2019. Additionally, the non-GAAP measure adjusted funds flow is reconciled to cash flows from operating activities, as determined in accordance with IFRS, in the "Financial and Operational Highlights" section of the MD&A for the year ended December 31, 2019. The non-GAAP measure net capital expenditures is reconciled to cash flows used in investing activities, as determined in accordance with IFRS, in the "Net Capital Expenditures" section of the MD&A for the year ended December 31, 2019. The non-GAAP measure free cash flow represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital from operating activities, abandonment, certain movements in other long-term assets, less net capital expenditures and dividends paid on common shares of the Company.

Canadian Natural Resources Limited	7	Year Ended December 31, 2019

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
The Company, as the managing partner, CNR (ECHO) Resources Inc. and Canadian Natural Resources 2005 Partnership are the partners of Canadian Natural Resources, a general partnership. The Company, as the managing partner, CNR (ECHO) Resources Inc., Canadian Natural Resources and Canadian Natural Resources 2005 Partnership are partners of Canadian Natural Resources Northern Alberta Partnership, a general partnership. The Company, as the managing partner, and CNR (ECHO) Resources Inc. are the partners of Canadian Natural Resources 2005 Partnership, a general partnership.
In the ordinary course of business, the Company restructures its subsidiaries and partnerships to maintain efficient operations. The consolidated financial statements of the Company include the accounts of the Company and all of its subsidiaries and wholly-owned partnerships as well as certain of the Company's activities which are conducted through joint arrangements.

Canadian Natural Resources Limited	8	Year Ended December 31, 2019

Principal Documents Exhibits

General Development of the Business
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
2019
The government of Alberta announced a mandatory curtailment of crude oil and bitumen production on December 2, 2018, which took effect on January 1, 2019. The amount of the curtailment is subject to monthly adjustment by the government. The government of Alberta modified its curtailment program effective November 8, 2019 to exempt new wells drilled for conventional oil (any oil produced outside of the oil sands designated areas and formations) from the production limits imposed as part of its curtailment program. In addition, effective December 2019, operators were permitted to apply on a monthly basis to increase oil production if the additional production was to be moved by new incremental rail capacity.
On June 27, 2019, the Company completed its acquisition of substantially all of the assets of Devon Canada Corporation (“Devon”) for a total cash purchase consideration of $3,412 million, subject to final closing adjustments.  The acquisition consisted of 100% operated thermal in situ production and approximately 95% operated conventional primary heavy crude oil production, both adjacent to existing Company assets, together with 1.5 million acres of land of which 1 million

Canadian Natural Resources Limited	9	Year Ended December 31, 2019

Principal Documents Exhibits

acres is undeveloped.  To finance the acquisition, the Company entered into a three year $3,250 million committed term credit facility, which was fully drawn on the closing of the Devon acquisition.
In addition to the Devon financing, in 2019 the Company made a number of adjustments to its debt financing program.  This included repayment and cancellation of the remaining balance of the $1,800 million non-revolving term credit facility originally scheduled to mature in May 2020.  The Company increased its $2,200 million non-revolving term credit facility to $2,650 million and extended the due date from October 2020 to February 2023.  The $2,425 million revolving syndicated credit facility, previously due June 2021, was extended to June 2023.  The Company had previously extended $330 million of this $2,425 million revolving syndicated credit facility originally due June 2019 to June 2021. The Company repaid $500 million of 3.05% notes and $500 million of 2.60% notes in the second and fourth quarter of 2019 respectively. In the third quarter, the Company filed base shelf prospectuses that allow for the offer of up to $3,000 million of medium term notes in Canada and US$3,000 million of debt securities in the United States, both of which expire in August 2021, replacing the Company’s previously filed base shelf prospectuses that would have expired in August 2019.
In the second quarter of 2019, the Company completed commissioning of the central processing facility at Kirby North and commenced reservoir steaming.  The Company targets to ramp-up production at Kirby North to its overall capacity of 40,000 bbl/d in the third quarter of 2020.
2020
The government of Alberta announced that the mandatory curtailment measures of crude oil and bitumen production initially imposed in 2018 will be extended to December 31, 2020 with possible early termination.
The Company anticipates that worsening economic conditions resulting from a drop in global oil demand triggered by the spread of the COVID-19 virus, combined with a breakdown in negotiations between OPEC and non-OPEC countries in relation to output cuts intended to stem the drop in crude oil prices and the volatility in prices, may continue until an agreement is reached between OPEC and non-OPEC countries and global oil demand recovers from COVID-19 virus impacts.

Canadian Natural Resources Limited	10	Year Ended December 31, 2019

Principal Documents Exhibits

Description of the Business
Canadian Natural is a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil, natural gas and NGLs. The Company’s principal core regions of operations are western Canada, the UK sector of the North Sea and Offshore Africa.
The Company initiates, operates and maintains a large working interest in a majority of the prospects in which it participates. The Company's objectives are to increase crude oil and natural gas production, reserves, cash flow and net asset value on a per common share basis through the economic and sustainable development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves. The Company strives to meet these objectives in a sustainable and responsible way, maintaining a commitment to environmental stewardship and safety excellence.
The Company has a full complement of management, technical and support staff to pursue these objectives. As of December 31, 2019, the Company had the following full time equivalent permanent employees:

North America, Exploration and Production	4,857
North America, Oil Sands Mining and Upgrading	4,979
North Sea and Offshore Africa	344
Total Company	10,180
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
The Company’s business approach is to maintain large project inventories and production diversification among each of its products: SCO, natural gas, light and medium crude oil and NGLs, bitumen (thermal oil), primary heavy crude oil and Pelican Lake heavy crude oil. The Company’s large diversified project portfolio enables the effective allocation of capital to higher return opportunities, which together provide complementary infrastructure and balance throughout the business cycle. SCO from the oil sands mining and upgrading operations in Northern Alberta accounted for 36% of 2019 production. Natural gas, primarily produced in Alberta, British Columbia and Saskatchewan, accounted for 23% of 2019 production. Light and medium crude oil and NGLs represented 13% of 2019 production, and were produced from Alberta, British Columbia, Saskatchewan and Manitoba, as well as from the Company’s North Sea and Offshore Africa operations. Also produced from Alberta and Saskatchewan were bitumen (thermal oil), which accounted for 15% of 2019 production, primary heavy crude oil which accounted for 8% of 2019 production, and Pelican Lake heavy crude oil, which accounted for 5% of 2019 production. The Company's Midstream assets, primarily comprised of two operated pipeline systems, and an electricity cogeneration facility, provide cost effective infrastructure supporting the heavy crude oil and bitumen operations. Midstream assets also include a 50% interest in the North West Redwater Partnership.
As part of the Company's ongoing focus on technology and innovation and the reduction of its environmental footprint, the Company has previously implemented and continues to undertake projects such as: carbon capture, sequestration, storage and utilization projects, including reduction and capture of methane; CO2 capture from hydrogen plants; and research into the production of biofuel from algae. In addition, the Company installs renewable energy sources at remote locations, where appropriate.
The Company has 20 year transportation agreements to ship 94,000 bbl/d of crude oil on the proposed Trans Mountain Pipeline Expansion. The Canadian Energy Regulator (formerly the National Energy Board) has provided its recommendation that construction of the pipeline should proceed and the federal cabinet approved the project on June 18, 2019. On February 4, 2020, an appeal from Indigenous groups to the Federal Court of Appeal was dismissed. Pipeline construction, which had commenced, was permitted to continue subject to the outcome of the appeal to the Supreme Court of Canada. Leave to appeal to the Supreme Court of Canada was refused on March 5, 2020.
The Company also has 20 year transportation agreements to ship 200,000 bbl/d of crude oil on the proposed TC Energy Keystone XL Pipeline. On August 23, 2019, the Nebraska Supreme Court ruled that the Nebraska Public Service Commission's route approval was valid.  The proponent is awaiting the decision from the Montana Federal Court case filed by various environmental groups challenging the Presidential Permit granted in 2019.  Pre-construction activities have commenced and the proponent expects the construction program to be approximately 2 years once construction has commenced.

Canadian Natural Resources Limited	11	Year Ended December 31, 2019

Principal Documents Exhibits

A. ENVIRONMENTAL MATTERS
Environmental Management Approach
The Company has a Corporate Statement on Environmental Management which affirms that environmental stewardship is a fundamental value of the Company. This commitment ensures the Company, as well as its employees and contractors, carry out all business activities in compliance with applicable regional, national and international regulations and industry standards. The Company's oil sands mining and the UK divisions also conduct operations in accordance with Environmental Management Systems that are audited by independent third parties. As part of the Company's corporate governance mandate, the Company's environmental specialists track performance to numerous environmental performance indicators in its domestic and international operations, review the operations of the Company’s world-wide interests, and regularly report to the senior management of the Company, which in turn reports on environmental matters directly to the Health, Safety, Asset Integrity and Environmental Committee of the Board of Directors.
The Company regularly meets with and submits to inspections by the various government regulatory authorities in each of the regions where the Company operates. The Company’s associated environmental risk management strategy incorporates working with legislators and regulators to ensure that any new or revised policies, legislation or regulations properly reflect a balanced approach to sustainable development. Specific measures undertaken in response to existing or new legislation include a focus on the Company’s energy efficiency, air emissions management, water management and land management to minimize disturbance impacts. The Company believes that it meets all existing environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet current environmental protection requirements. In Canada, these requirements apply to all operators in the crude oil and natural gas industry and it is not anticipated that the Company’s competitive position within the industry will be adversely affected by changes in applicable legislation.
The Company has internal procedures designed to ensure that the environmental aspects of new acquisitions and developments are taken into account prior to proceeding. The Company’s Environmental Management Plan (the "Plan") along with the Company's operating guidelines focus on minimizing the environmental impact of operations while meeting: regulatory requirements; regional management frameworks for biodiversity, air quality and emissions, and ground and surface water; industry operating standards and guidelines; and internal corporate standards. Training and due diligence for operators and contractors is key to the effectiveness of the Company's environmental management programs and the prevention of incidents to protect the environment.
Canada
As a part of its Plan, the Company has implemented a number of programs to reduce its environmental footprint including: environmental planning to assess impacts and implement avoidance and mitigation programs in order to preserve high value biodiversity; continued evaluation of new technologies to reduce environmental impacts including support for Canada’s Oil Sands Innovation Alliance (“COSIA”), the Petroleum Technology Alliance Canada and other research institutions; mitigation of the Company's climate change impacts through implementation of various emissions reduction programs and carbon capture projects (including CO2 injection for EOR, CO2 sequestration in tailings and the Quest carbon capture and storage facility); a methane emissions reduction program, including solution gas conservation to reduce methane venting and an equipment retrofit program to reduce emissions from pneumatic equipment; and optimization of efficiencies at the Company's facilities.
The Company continues to invest in people, proven and new technologies, facilities and infrastructure to recover and process crude oil and natural gas resources efficiently and in an environmentally sustainable manner. The Company has an aspiration of net zero emissions in its oil sands and thermal operations with an integrated GHG emissions reduction strategy which includes: integrating emissions reduction into project planning and operations; leveraging technology to create value and enhance performance; investing in research and development including collaboration with industry, entrepreneurs, academia and governments; focusing on continuous improvement to drive long-term emissions reduction; leading in carbon capture, sequestration and storage; engaging in policy and regulatory development (including trading capacity and offsetting emissions); and reviewing and developing new business opportunities and trends that present further opportunities to reduce the Company's environmental footprint. In Canada, the Company participates in both federal and provincially regulated climate and GHG emissions reporting programs and continues to quantify annual GHG emissions for internal reporting purposes to drive continuous improvement and reduction in GHG emissions intensity. In 2019, the Company's direct emissions from its Alberta oil sands in situ and mining operations were reviewed and verified by an independent professional engineering firm. The Company, through the Canadian Association of Petroleum Producers ("CAPP"), is working with Canadian legislators and regulators as they develop and implement new GHG emissions laws and regulations to support emissions reductions and properly reflect a balanced approach to sustainable development.

Canadian Natural Resources Limited	12	Year Ended December 31, 2019

Principal Documents Exhibits

Air quality programs are an essential part of the Company’s environmental work plan and are operated within all industry and regulatory standards and guidelines. Internally, the Company continues to enhance its integrated emissions reduction strategy to ensure that it is able to comply with existing and future emissions reduction requirements for both GHGs and air pollutants (such as sulphur dioxide and oxides of nitrogen). The Company continues to develop strategies that will enable it to deal with the risks and opportunities associated with new GHG and air emissions policies.
The Company also continues to implement flaring, venting and solution gas conservation programs, which influence and direct its future plans for new projects and facilities. In 2019, the Company completed approximately 443 solution gas conservation projects in its primary heavy crude oil operations, resulting in a reduction of approximately 2.3 million tonnes/year of CO2e. Over the past five years, the Company has spent over $42 million in its primary heavy crude oil and in situ oil sands operations to conserve the equivalent of over 14.7 million tonnes of CO2e. The Company also monitors the performance of its compressor fleet as part of the Company’s compressor optimization initiative to improve fuel gas efficiency and has ongoing methane reduction programs for pneumatic devices. In 2019, the Company completed 1,680 pneumatic retrofits resulting in reductions of approximately 168,000 tonnes/year of CO2e. Oil Sands Mining has incorporated advancements in technology to further reduce GHG emissions through maximizing heat integration, the use of cogeneration to meet steam and electricity demands and the design of the hydrogen production facility that enables CO2 capture, the sequestration of CO2 in oil sands tailings, and recovery of hydrocarbon liquids from refinery fuel gas.
The Company has water programs to improve the efficiency of use and recycle rates as well as reduce fresh water use. The Company has also established operating standards in the following areas: exercising care with respect to all waste produced through effective waste management plans and using water-based, environmentally-friendly drilling muds whenever possible. The Company has also adopted the Hydraulic Fracturing Operating Practices that were developed by CAPP.
The Company has effective programs for well abandonment and decommissioning which allows for the progressive reclamation of large contiguous areas of land to return sites to their former state, the enhancement of biodiversity and the establishment of functional wildlife habitats. The Company continued its environmental liability reduction program with the abandonment of 2,035 inactive wells, and has initiated reclamation at many of these sites with the eventual goal of reclamation certification. In 2019, the Company received 893 reclamation certificates representing 3,118 hectares of land. Further, decommissioning of inactive facilities and cleanup of active facilities was conducted to address environmental liabilities at operating sites. Additionally, the Company has comprehensive programs in place for: tailings management in its oil sands mining operations to minimize fine tailings and promote reclamation; monitoring programs to assess changes to biodiversity, wildlife and fisheries in order to manage construction and operational effects and to assess reclamation success; participation and support for the Oil Sands Monitoring Program of regionally important resources; groundwater monitoring for all thermal in situ and mine operations; an active spill prevention and management program; and an internal environmental management system for conformance audit and inspection programs of operating facilities.
International
As part of its Plan, the Company has also implemented environmental programs for its international operations. The Company implemented a fuel gas import project in its North Sea operations to reduce diesel consumption in addition to continued focus on its flare reduction program in both the North Sea and Offshore Africa operations. In addition, decommissioning activities at Murchison platform are targeted to be substantially complete in 2020; offshore decommissioning activities at Ninian North platform are targeted to be substantially complete in 2021 and decommissioning activities at Gabon are substantially complete.
B. REGULATORY MATTERS
The Company’s business is subject to regulations generally established through government legislation and governmental agencies. The regulations are summarized in the following paragraphs.
Canada
The crude oil and natural gas industry in Canada operates under legislation and regulations that govern exploration, development, production, refining, marketing, transportation, prevention of waste and other activities.
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

Canadian Natural Resources Limited	13	Year Ended December 31, 2019

Principal Documents Exhibits

Conventional petroleum and natural gas leases issued by the provinces of Alberta, Saskatchewan and Manitoba have a primary term from two to five years, and British Columbia leases/licences presently have a primary term of up to ten years. Those portions of the leases that are producing or are capable of producing at the end of the primary term will “continue” for the productive life of the lease.
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
The provincial governments regulate the production of crude oil and natural gas as well as the removal of natural gas and NGLs from their respective province. Government royalties are payable on crude oil, natural gas and NGLs produced from leases owned by the province. The royalties are determined by regulation and are generally calculated as a percentage of production varied by a number of different factors including selling prices, production levels, recovery methods, transportation and processing costs, location and date of discovery.
Alberta royalties on oil sands projects are based on a sliding scale ranging from 1% to 9% on a gross revenue basis pre-payout and 25% to 40% on a net revenue basis post-payout, depending on benchmark crude oil pricing.
Effective January 1, 2017, the Alberta government adopted the Modernized Royalty Framework (``MRF``) for conventional crude oil, natural gas and NGLs royalties.  As a result, Alberta currently has a parallel royalty regime system with the previous Alberta Royalty Framework (``ARF``) continuing to apply until December 31, 2026 to wells drilled prior to January 1, 2017 and the MRF applying to wells drilled on or after January 1, 2017. Under the MRF, conventional royalty rates will range from 5% to 36% for natural gas and NGLs and 5% to 40% for crude oil.
The Company was subject to federal and provincial income taxes in Canada at a combined rate of approximately 26.5% in 2019. The government of Alberta has enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 1, 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022.

•	Federal Carbon Compliance Costs
Governments in jurisdictions where the Company operates have developed or are developing GHG regulations as part of their national and international climate change commitments. The Company uses existing GHG regulations to determine the impact of compliance costs on current and future projects. The Company monitors the development of GHG regulations on an ongoing basis in the jurisdictions in which it operates to assess the impact of future regulatory developments on the Company's operations and planned projects. In Canada, the federal government has ratified the Paris climate change agreement, with a commitment to reduce GHG emissions by 30% from 2005 levels by 2030. Canada has also committed to reduce methane emissions from the upstream oil and natural gas sector by 40-45% by 2025, as compared to 2012 levels. The federal government is also developing (i) a comprehensive management system for air pollutants and has released regulations pertaining to certain boilers, heaters and compressor engines operated by the Company; and (ii) a Clean Fuel Standard, which may affect production and consumption of fuels in Canada.

•	Provincial Carbon Compliance Cost
Carbon pricing regulatory systems in all provinces are subject to annual review by the federal government to assess the adequacy of the provincial systems against the federal Greenhouse Gas Pollution Pricing Act. Such future reviews may affect the carbon price and/or the stringency of provincial systems.
Effective January 1, 2018, the Alberta government implemented the Carbon Competitiveness Incentive Regulation ("CCIR") to replace the Specified Gas Emitters Regulation, for the regulation of GHG emissions from large facilities. In 2019, nine of the Company’s operated facilities (Horizon, AOSP, Primrose/Wolf Lake, Kirby South, Jackfish, Peace River, Hays, Wapiti and the Brintnell power generation facility) were subject to compliance under the regulation. Effective January 1, 2020, the CCIR was replaced with the Technology Innovation and Emissions Reduction Regulation ("TIER"). The coverage of TIER has expanded to include all of the Company’s assets in Alberta (as an alternative to the federal fuel charge). The carbon price in Alberta is currently $30/tonne for emissions above the TIER regulated limits, and the Alberta government has announced its intention to increase the price to $40/tonne in 2021 and $50/tonne in 2022, in alignment with the federal carbon pricing schedule. Facilities with emissions in previous years above 100,000 tonnes of CO2e/ year, or that have voluntarily opted into TIER are required to comply with the regulation. The non-operated Scotford Upgrader is also subject to compliance under the regulations. The non-operated North West Redwater bitumen upgrader and refinery will not be subject to a reduction target until 2020.

Canadian Natural Resources Limited	14	Year Ended December 31, 2019

Principal Documents Exhibits

In British Columbia, carbon tax is currently being assessed at $40/tonne of CO2e on fuel consumed and gas flared in the province, with the rate increasing to $45/tonne on April 1, 2020. The British Columbia government will be increasing the carbon tax at a rate of $5 per tonne of CO2e annually to $50 per tonne of CO2e on April 1, 2021. The British Columbia government is implementing a program (the CleanBC Plan) to partially mitigate the impact of the carbon tax increases on emissions intensive trade exposed (EITE) sectors.
As part of its Prairie Resilience Plan, the Saskatchewan government has released a regulation (“The Management and Reduction of Greenhouse Gases (Standards and Compliance) Regulations”) that applies to facilities emitting more than 25 kilotonnes of CO2e annually and requires the North Tangleflags in situ heavy crude oil facility and the Senlac in situ heavy crude oil facility to meet reduction targets for GHG emissions effective 2019. This regulation also enables facilities below the threshold to aggregate and opt into the Saskatchewan regulatory system as an alternative to the federal fuel charge.
In Manitoba, the federal output-based pricing system applies to facilities with emissions greater than or equal to 10 kilotonnes CO2e annually, and the federal fuel charge applies to facilities with emissions of less than 10 kilotonnes CO2e annually.

•	Federal and Provincial Methane Emissions Reduction Regulations:
The federal government’s methane regulation came into effect on January 1, 2020 and applies nationally unless provinces reach equivalency agreements with the federal government, in which case the federal regulation would not be in effect for those jurisdictions. The Alberta government has also finalized regulations to reduce methane emissions from the upstream oil and gas sector (consistent with the federal reduction target), with the first regulatory requirements coming into effect January 1, 2020. In British Columbia, the provincial government has announced a methane reduction target, comparable to the federal target, and has released final regulations to achieve this target. The Saskatchewan government has also released a regulation to reduce methane emissions from crude oil production facilities effective 2020.

•	Marine Fuels:
The International Maritime Organization ("IMO") implemented a new regulation (IMO 2020) effective January 1, 2020, that placed sulphur content limits of 0.5% (previously 3.5%) on marine fuel oil consumed by vessels. In the Company's North American operations, IMO 2020 is anticipated to have a net positive impact as a large percentage of SCO from the Company's Oil Sands Mining and Upgrading operations can be processed and refined into low-sulphur diesel.
United Kingdom
Under existing law, the UK government has broad authority to regulate the petroleum industry, including exploration, development, conservation and rates of production.
Effective January 1, 2016, the PRT rate, which is a charge on certain crude oil and natural gas profits, was reduced to 0%. Allowable abandonment expenditures eligible for carryback to 2015 and prior taxation years for PRT purposes remain recoverable at 50%. In addition, the supplementary charge on oil and gas profits was reduced to 10%. An Investment Allowance on qualifying capital expenditures is deductible for supplementary charge purposes, subject to certain restrictions. As a result of these changes, the overall tax rate applicable to taxable income from oil and gas activities is 40%.
In 2013, the UK government introduced a Decommissioning Relief Deed (“DRD”), which is a regulatory and contractual mechanism whereby the UK government guarantees its participation in future field abandonments through a recovery of PRT and corporate income tax.
GHG regulations have been in effect in the UK since 2005. In Phase 1 (2005 – 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 – 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions. In Phase 3 (2013 – 2020) the Company’s CO2 allocation was further reduced. Following the UK's withdrawal from the European Union ("EU") on January 31, 2020, the UK will continue to participate in the EU ETS for the 2020 compliance year, with decisions on the post-2020 GHG regulatory framework expected in 2020. The Company continues to focus on implementing CO2 emissions reduction programs based on efficiency audits at its major facilities and on trading mechanisms to ensure compliance with requirements now in effect.
Offshore Africa
Terms of licences, including royalties and taxes payable on production or profit sharing arrangements, as appropriate, vary by country and, in some cases, by concession within each country.
Development of the Espoir Field in Block CI-26 and the Baobab Field in Block CI-40, Offshore Côte d’Ivoire ("CDI"), are subject to Production Sharing Agreements (“PSA”) that deem tax or royalty payments to the government are met from

Canadian Natural Resources Limited	15	Year Ended December 31, 2019

Principal Documents Exhibits

the government’s share of profit oil. The current corporate income tax rate in CDI is 25% which is applicable to non PSA income.
In 2019, the CDI government communicated its intent to require the oil and gas sector operating in its jurisdiction to comply with the West African Economic and Monetary Union currency control regulations. The Company is in discussions with the applicable authorities to find a mechanism that will comply with these regulations while, at the same time, allow for the expatriation of foreign currency not required for use by the Company in country.
In South Africa, for oil and gas production, royalty rates range from 0.5% to 5% and the corporate income tax rate is 28%.
During the fourth quarter of 2018, the Gabonese Republic approved the cessation of production from the Company’s Olowi Field and associated decommissioning obligations, as well as the terms of termination of the Olowi Production Sharing Contract and the surrender of the permit area back to the government. The Company has substantially completed its field decommissioning activities and is proceeding to finalize its exit from the jurisdiction.
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
D. RISK FACTORS
Given the dynamic nature of risk, the Company uses a multidisciplinary Enterprise Risk Management ("ERM") framework to identify, assess, and mitigate risks that may affect the Company and its operations. The ERM framework incorporates a matrix approach to risk assessment that categorizes and aligns risks across operational areas, allowing teams to better understand the identified risks, their impacts on the Company's operations and the mitigation being undertaken to address these risks. This allows management to monitor potential risk exposures and the steps taken to address the identified risks or otherwise mitigate these exposures by identifying those individuals on the Company's Management Committee responsible for each of the identified risks. Reporting on the risks and related mitigating activity throughout the Company is also part of the ERM framework.
Volatility of Crude Oil and Natural Gas Prices
The Company’s financial condition is substantially dependent on, and highly sensitive to, the prevailing price for crude oil and natural gas. Significant declines in crude oil or natural gas prices could have a material adverse effect on the Company’s operations and financial condition and the value and amount of its reserves. This could include: a delay or cancellation of existing or future drilling, development, construction or expansion programs; curtailment in production at some properties; or result in unutilized long-term transportation commitments, all of which could have a material adverse effect on the Company’s financial condition.
Prices for crude oil and natural gas fluctuate in response to changes in the supply of, and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond the Company’s control. Crude oil prices are primarily determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC and non-OPEC countries, the economic condition of Canada, the US, the European Union and Asia, government regulation, political stability in the Middle East and elsewhere, the foreign supply of crude oil, the price of foreign imports, the ability to secure adequate transportation for products which could be affected by pipeline constraints, the construction by third parties of new or expansion of existing pipeline capacity, government mandated curtailment, the availability of alternate fuel sources, weather conditions, and other factors. Natural gas prices realized by the Company are affected primarily in North America by supply and demand, weather conditions, industrial demand and the ability to secure adequate transportation for products, which could also be affected by pipeline constraints, government mandated curtailment, and prices of alternate sources of energy. Crude oil and natural gas producers in Canada may receive discounted prices for their production relative to international prices due in part to constraints on the ability to transport and sell products to international markets. An ongoing failure to resolve such constraints may extend the duration of discounted or reduced commodity prices realized by crude oil and natural gas producers, including the Company.
Any substantial or extended decline in prices of crude oil or natural gas could result in a delay or cancellation of existing or future drilling, development, construction or expansion programs, including, without limitation, at Horizon, AOSP, Primrose, Pelican Lake, Kirby, Jackfish, and international projects, or curtailment in production at some properties, or

Canadian Natural Resources Limited	16	Year Ended December 31, 2019

Principal Documents Exhibits

result in unutilized long term transportation commitments, all of which could have a material adverse effect on the Company's financial condition.
Approximately 28% of the Company’s 2019 production on a BOE basis was primary heavy crude oil, Pelican Lake heavy crude oil, and bitumen (thermal oil). The market prices for these products currently differs from the established market indices for light and medium grades of crude oil due principally to quality differences. As a result, the price received for these products currently differs from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase in differential could have a material adverse effect on the Company’s financial condition.
The Company conducts periodic assessments of the carrying value of its assets in accordance with IFRS. If crude oil and natural gas forecast prices decline, the carrying value of related property, plant and equipment could be subject to downward revisions, and net earnings could be adversely affected.
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
Extreme weather events may pose risks to the Company’s operations. A comprehensive corporate Emergency Management program is in place to coordinate the Company's response to potential accidents and incidents (including extreme weather events). This program includes Emergency Response Plans (ERPs) intended to ensure a prompt initial response and efficient management of situations as they arise.
The jurisdictions where the Company operates are subject to labour legislation and regulations that if changed may impact its operations. In addition, labour risk associated with work interruptions and the securing of necessary manpower may impact the timely and cost effective manner in which projects are completed.
Environmental Risks
All phases of the crude oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, US, UK, European Union, African and other national, federal, provincial, state and municipal laws and regulations as well as international conventions (collectively, "environmental legislation").
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
The crude oil and natural gas industry is experiencing incremental increases in costs related to environmental regulation compliance, particularly in North America and the North Sea. In respect of its offshore operations, the Company also participates with regulators and industry partners in addressing environmental monitoring and emergency response protocols that are applicable to the Company's operations in these jurisdictions. Existing and expected legislation and regulations may require the Company to address and mitigate the effect of its activities on the environment. Increasingly stringent laws and regulations may have a material adverse effect on the Company’s financial condition. A summary of key environmental risks is set out below:

Canadian Natural Resources Limited	17	Year Ended December 31, 2019

Principal Documents Exhibits

•	Carbon/GHG Emissions Management Risk
As part of its evaluation of climate change risk, the Company reviews independent external scenario analyses developed by energy firms and agencies representing a range of hypothetical paths of development. These external scenario analyses are a tool used by the Company to support business planning, identification of risks and opportunities, and include the consideration of a number of variables and assumptions related to markets, commodity prices, policy, regulation, technology, efficiency and reputation and incorporate a range of assumptions for lower carbon emissions environments. Aspects of climate change risk that have the most potential to influence the Company’s business strategy include: future regulatory changes and associated compliance costs, commodity price, access to markets and capital, social preferences and reputational risk, and technology development, as described in more detail below.

•	Future Regulatory Changes / Compliance Costs
The additional requirements of enacted or proposed GHG regulations on the Company’s operations may increase capital expenditures and production expenses, including those related to the Company’s existing and planned oil sands projects. This may have an adverse effect on the Company’s financial condition. Accordingly, existing and proposed climate change policies and regulations are considered when making decisions to advance the Company’s business strategy. The Company is tracking the development of policies and regulations at the international, national, federal and provincial level. In Canada, the government of Alberta has proceeded with implementing the measures in the Climate Leadership Plan that were announced in November 2015, including measures to reduce methane emissions, implement an emissions limit for oil sands, introduction of a broad-based carbon price (with phase-in for the upstream industry), and modification of the existing regulatory system for large emitting facilities. The Company continues to pursue GHG emissions reduction initiatives including: solution gas conservation, compressor optimization to improve fuel gas efficiency, reductions in pneumatic devices, CO2 capture and sequestration in oil sands tailings, CO2 capture and storage in association with EOR, CO2 capture and storage at Quest, and participation in COSIA.
Various jurisdictions have enacted or are evaluating low carbon fuel standards, which may affect access to market for crude oils with higher emissions intensity. The Canadian government and certain provincial governments have published regulations to reduce methane emissions from the oil and natural gas sector, in support of a joint commitment made by the US and Canadian governments to lower emissions from the sector by 2025. The Company could face additional costs to retrofit certain equipment to meet the requirements of the federal Multi-Sector Air Pollutants Regulations in Canada. Additional costs may be required to retrofit other equipment in specific regions to meet ambient air quality objectives as part of regional air zone management.

•	Access to Markets
The Company may be exposed to greater market risk for its products associated with the shift to a lower carbon emissions future. These risks may include increases in the demand for renewable energy sources, increases in compliance costs that may not be recoverable in the price of the product, which could delay the development of certain assets, and restricted access to markets for higher carbon energy sources. This could result in a competitive disadvantage if producers in other jurisdictions are not subject to similar regulatory burdens.

▪	Social Preferences / Reputational Risk
Changes in public support for climate action, combined with increased activism and opposition to fossil fuels, particularly to oil sands, may impact the market for the Company’s products and securities and impact its ability to obtain approvals for new projects and raise capital.

•	Technology Development
Regulatory and policy changes to address climate change may require the Company to develop or adopt new sustainable technologies to reduce its environmental footprint and to support the transition to a lower carbon emissions/energy efficient economy at significant cost. In addition, the development and emergence of renewable energy sources could affect the demand for the Company’s products thereby affecting its competitiveness and profitability.

Canadian Natural Resources Limited	18	Year Ended December 31, 2019

Principal Documents Exhibits

•	Regulatory and Policy Effectiveness
The Company operates under government regulation and policy for the crude oil and natural gas sector including, land tenure, royalties, taxes, production rates, environmental management, and safety performance. Before proceeding with major projects, the Company must follow various regulatory processes to obtain project approvals and permits. These processes may include Indigenous and other stakeholder consultation, environmental impact assessments and public hearings. The Company's project execution and timelines could be impacted by delays experienced through the regulatory process or by conditions placed on its operations through permit approvals. Changes in government policy, such as the federal government’s Impact Assessment Act, have the potential to impact the certainty and timelines for the regulatory process on large energy projects, including increased requirements for Indigenous consultation.

•	Tailings Management
In March 2015, Alberta Environment and Parks released the Tailings Management Framework (``TMF``) policy. In July 2016, the Alberta Energy Regulator (``AER``), released Directive 85 - Fluid Tailings Management for Oil Sands Mining Projects which was updated in October 2017. The Directive establishes performance criteria for tailings operations and sets out the requirements for approval, monitoring and reporting in respect of tailings ponds and tailings management plans.
While the Company continues to implement and adhere to the conditions stipulated in the approved Tailings Management Plans ("TMP") for the Horizon Mine, and the AOSP's Muskeg River Mine and Jackpine Mine and thereby meet the requirements of the government of Alberta’s Tailings Management Framework (2015) and the Alberta Energy Regulator’s Directive 85, in the future, there is the potential risk of exceeding the approved site-specific tailings profiles resulting in the requirement to post additional security under the Mining Financial Security Plan as well as the potential application of a compliance levy. Research and mitigative technologies are in development to reduce fluid tailings and to increase the certainty of achieving the tailings targets for the Horizon and AOSP mines. Through COSIA, technology development is jointly undertaken by all oil sands mine operators to accelerate the commercialization of such projects.
In September 2018, the Company acquired the Joslyn oil sands project (now referred to as “Horizon South”). To address regulatory requirements and prior to any development, the AER requires the Company to file an updated mine plan that includes tailings and closure planning considerations in an integrated TMP that addresses both Horizon and Horizon South, which is in progress.
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

•	Land Use, Water and Wildlife Management
Legislation and policies related to land management may affect development and operations risk through changes in regional limits on operating standards for air emissions, water use, land disturbance and reclamation. Land use planning may set aside areas for conservation, parks, or establish operational constraints to protect biodiversity and wildlife that may place limits on crude oil and natural gas development. Management frameworks in the Lower Athabasca oil sands area establish limits and triggers for surface and ground water quality and quantity, and air emissions that could increase the standards for operation of facilities. Draft frameworks on biodiversity may establish further limits on development that may limit operations and expansion of facilities.
Water licencing, use and release standards are becoming increasingly stringent both in the process of obtaining access to water and to manage it efficiently. Sub-basin water use licence restrictions and the inability to manage allocations of water licences effectively by transferring water to alternate uses has the potential to increase production expenses. Alberta Wetland Policy changes may increase requirements and payments for new project development. Federal and provincial standards governing the treatment and release of water from oil sands into the environment are currently under development having regard to applicable regulations governing other mining operations in Canada.
The Species at Risk Act (Canada) requires the maintenance of habitat for a variety of species. In the case of Woodland Caribou, the requirements of undisturbed habitat combined with minimum herd population from all cumulative land changes may impact plans for crude oil and natural gas expansion. The presence of other species at risk such as

Canadian Natural Resources Limited	19	Year Ended December 31, 2019

Principal Documents Exhibits

birds or amphibians requires that operations be managed to avoid or mitigate effects resulting in potential operational inefficiencies and delays. Avoidance of caribou habitat and mitigation activities such as accelerated reclamation, maternity pens to raise young caribou, and access management, are being undertaken to improve caribou habitat and increase herd populations.
Reserves Replacement
The Company's future crude oil and natural gas production, and therefore its cash flows and results of operations, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to reserves through exploration, acquisition or development activities, the Company’s production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent the Company’s cash flow is insufficient to fund capital expenditures and external sources of capital become limited or unavailable, the Company’s ability to make the necessary capital investments to maintain and expand its crude oil and natural gas reserves will be impaired. In addition, the Company may be unable to find and develop or acquire additional reserves to replace its crude oil and natural gas production at acceptable costs.
Uncertainty of Reserves Estimates
There are numerous uncertainties inherent in estimating quantities of reserves, including many factors, both internal and external, beyond the Company’s control. Revisions are often necessary as a result of newly acquired technical data, technology improvements, or changes in historical performance, production costs, development costs, product pricing, economic conditions, market availability, or regulatory requirements. In general, estimates of economically recoverable crude oil, natural gas and NGLs reserves and the future net revenue therefrom are based upon a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of royalty regimes, environmental and other regulation by governmental agencies, estimates of future commodity prices, production costs and the timing and amount of future development expenditures, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable crude oil, natural gas and NGLs reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Company’s actual production, revenues, royalties, taxes and development, abandonment and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material.
Estimates of reserves that may be developed in the future are often based upon volumetric calculations and upon analogy to actual production history from similar reservoirs and wells. Subsequent evaluation of the same reserves based upon production history will result in variations in the previously estimated reserves.
Project Risk
The Company has a variety of exploration, development and construction projects underway at any given time. Project delays may result in delayed revenue receipts and cost overruns may result in projects being uneconomic. The Company’s ability to complete projects is dependent on general business and market conditions as well as other factors beyond the Company’s control including the availability of skilled labour and manpower, the availability and proximity of pipeline capacity, weather, fires, environmental and regulatory matters, ability to access lands, availability of drilling and other equipment, and availability of processing capacity.
Sources of Liquidity
The ability to fund current and future capital projects and carry out the business plan is dependent on the Company`s ability to generate cash flow as well as raise capital in a timely manner under favourable terms and conditions and is impacted by the Company's credit ratings and the condition of the capital and credit markets. In addition, changes in credit ratings may affect the ability to, and the associated costs of, entering into ordinary course derivative or hedging transactions, as well as entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms. The Company also enters into various transactions with counterparties and is subject to credit risk related to non-payment for sales contracts or non-performance by counterparties to contracts. Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital consisting of cash flows from operating activities, available credit facilities, commercial paper, and access to debt capital markets, to meet obligations as they become due.

Canadian Natural Resources Limited	20	Year Ended December 31, 2019

Principal Documents Exhibits

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
The Company’s arrangement for the exploration and development of crude oil and natural gas properties in Canada and the UK sector of the North Sea differs distinctly from its arrangement for the exploration and development of crude oil and natural gas properties in other foreign jurisdictions. In some foreign countries in which the Company does and may do business in the future, the state generally retains ownership of the minerals and consequently retains control of, and in many cases participates in, the exploration and production of reserves. Accordingly, operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, changes in prices and costs of operations, timing of production and other factors may affect estimates of crude oil and natural gas reserves quantities and future net revenues attributable to foreign properties in a manner materially different than such changes would affect estimates for Canadian properties. Agreements covering foreign crude oil and natural gas operations also frequently contain provisions obligating the Company to spend specified amounts on exploration and development, or to perform certain operations or forfeit all or a portion of the acreage subject to the contract.
Risk Management Activities
In response to fluctuations in commodity prices, foreign exchange, and interest rates, the Company may periodically utilize various derivative financial instruments and physical sales contracts to manage its exposure under a defined hedging program. The terms of these arrangements may limit the benefit to the Company of favourable changes in these factors and may also result in royalties being paid on a reference price which is higher than the hedged price. There is also increased exposure to counterparty credit risk.
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
Other cybersecurity risks include cyber-related fraud and theft or destruction of financial and other assets of the Company whereby perpetrators attempt to spoof, manipulate, or take control of electronic communications from Company executives, suppliers, or other business partners, to divert payments and assets to accounts controlled by the perpetrators of the scheme. A successful cyber-related fraud of this nature could result in the financial losses to the Company, remediation and recovery costs, and reputational issues with suppliers, customers and business partners who may also be impacted by the scheme. The Company has implemented training programs that allow personnel to identify potential threats of this nature in addition to the internal accounting and process controls implemented to address this risk.

Canadian Natural Resources Limited	21	Year Ended December 31, 2019

Principal Documents Exhibits

Other Business Risks
Other business risks which may negatively impact the Company’s financial condition include regulatory issues, risk of increases in government taxes and changes to royalty regimes, risk of litigation, risk to the Company’s reputation resulting from operational activities that may cause personal injury, property damage or environmental damage, labour risk associated with securing the manpower necessary to complete capital projects in a timely and cost effective manner, severe weather conditions, the timing and success of integrating the business and operations of acquired companies and businesses, and the dependency on third party operators for certain of the Company’s assets.
In addition, epidemics or pandemics, such as the newly identified COVID-19 virus pandemic, have the potential to disrupt the Company’s operations, projects, and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in their local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on the extent and severity of a potential outbreak and the areas or operations impacted. Depending on the severity, a large scale epidemic or pandemic could impact the international demand for commodities and have a corresponding impact on the prices realized by the Company for its products, which could have a material adverse affect on the Company's financial condition.
The majority of the Company’s assets are held in one or more corporate subsidiaries or partnerships. In the event of the liquidation of any corporate subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used to repay the indebtedness of the Company.

Canadian Natural Resources Limited	22	Year Ended December 31, 2019

Principal Documents Exhibits

Form 51-101F1 Statement of Reserves Data and Other Information
For the year ended December 31, 2019, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2019 and a preparation date of February 3, 2020. Sproule evaluated and reviewed the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves. GLJ evaluated the Oil Sands Mining and Upgrading SCO reserves. The evaluations and reviews were conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
The Reserves Committee of the Company’s Board of Directors has met with and carried out independent due diligence procedures with each of the Company’s IQRE to review the qualifications of and procedures used by each IQRE in determining the estimate of the Company’s quantities and related net present value of future net revenue of the remaining reserves.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC in the “Supplementary Oil and Gas Information” section of the Company’s Annual Report on pages 99 to 106 which is incorporated herein by reference.
Information in the reserves data tables may not add due to rounding. BOE values and oil and gas metrics may not calculate due to rounding.
The estimates of future net revenue presented in the tables below do not represent the fair market value of the reserves.
There is no assurance that the price and cost assumptions contained in the forecast case will be attained and variances could be material. The recovery and reserves estimates of crude oil, natural gas and NGLs reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGLs reserves may be greater or less than the estimate provided herein. Refer to the "Special Note Regarding Forward-Looking Statements", and the "Special Note Regarding Currency, Financial Information, Production and Reserves" in the "Advisory"; and the "Risk Factors" section of this AIF.

Canadian Natural Resources Limited	23	Year Ended December 31, 2019

Principal Documents Exhibits

Oil and Gas Reserves Tables and Notes

Summary of Company Gross Reserves
As of December 31, 2019
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	97	103	235	653	6,219	3,150	92	7,925
Developed Non-Producing	12	14	—	14	—	162	6	72
Undeveloped	56	85	58	1,771	133	3,083	177	2,794
Total Proved	165	202	293	2,438	6,352	6,395	275	10,791
Probable	64	91	132	1,670	545	3,118	133	3,156
Total Proved plus Probable	229	293	425	4,108	6,897	9,513	408	13,947

North Sea
Proved
Developed Producing	37					10		39
Developed Non-Producing	4					1		4
Undeveloped	68					5		69
Total Proved	109					16		112
Probable	67					5		68
Total Proved plus Probable	176					21		179

Offshore Africa
Proved
Developed Producing	32					29		37
Developed Non-Producing	12					6		13
Undeveloped	39					13		41
Total Proved	83					48		91
Probable	31					24		35
Total Proved plus Probable	114					72		126

Total Company
Proved
Developed Producing	166	103	235	653	6,219	3,189	92	8,001
Developed Non-Producing	28	14	—	14	—	169	6	90
Undeveloped	163	85	58	1,771	133	3,101	177	2,903
Total Proved	357	202	293	2,438	6,352	6,460	275	10,993
Probable	162	91	132	1,670	545	3,147	133	3,258
Total Proved plus Probable	519	293	425	4,108	6,897	9,607	408	14,252

Canadian Natural Resources Limited	24	Year Ended December 31, 2019

Principal Documents Exhibits

Summary of Company Net Reserves
As of December 31, 2019
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	86	86	183	533	5,288	2,869	73	6,727
Developed Non-Producing	10	12	—	12	—	148	4	63
Undeveloped	48	74	48	1,419	102	2,778	151	2,304
Total Proved	144	171	231	1,963	5,390	5,795	229	9,095
Probable	54	75	96	1,323	447	2,761	107	2,562
Total Proved plus Probable	198	246	327	3,287	5,836	8,556	336	11,657

North Sea
Proved
Developed Producing	37					10		39
Developed Non-Producing	4					1		4
Undeveloped	67					5		68
Total Proved	109					16		111
Probable	67					5		67
Total Proved plus Probable	175					21		179

Offshore Africa
Proved
Developed Producing	29					24		33
Developed Non-Producing	10					5		10
Undeveloped	31					8		33
Total Proved	70					37		76
Probable	23					16		26
Total Proved plus Probable	93					52		102

Total Company
Proved
Developed Producing	152	86	183	533	5,288	2,904	73	6,799
Developed Non-Producing	24	12	—	12	—	153	4	78
Undeveloped	147	74	48	1,419	102	2,792	151	2,405
Total Proved	323	171	231	1,963	5,390	5,849	229	9,282
Probable	144	75	96	1,323	447	2,781	107	2,655
Total Proved plus Probable	467	246	327	3,287	5,836	8,630	336	11,938

Canadian Natural Resources Limited	25	Year Ended December 31, 2019

Principal Documents Exhibits

Reconciliation of Company Gross Reserves
As of December 31, 2019
Forecast Prices and Costs
PROVED

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2018	194	182	305	1,540	6,091	6,597	267	9,679
Discoveries	—	—	—	—	—	—	—	—
Extensions	3	6	—	17	385	112	11	440
Infill Drilling	5	5	—	—	—	206	8	52
Improved Recovery	—	—	—	237	—	2	—	238
Acquisitions	2	46	—	769	—	35	1	823
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	(3)	(3)	(3)	—	—	(228)	(5)	(53)
Technical Revisions	(16)	(3)	12	(64)	20	198	11	(8)
Production	(19)	(30)	(21)	(61)	(144)	(527)	(16)	(380)
December 31, 2019	165	202	293	2,438	6,352	6,395	275	10,791

North Sea

December 31, 2018	119					27		124
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	(2)					—		(2)
Technical Revisions	2					(2)		2
Production	(10)					(9)		(12)
December 31, 2019	109					16		112

Offshore Africa

December 31, 2018	86					28		90
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	5					29		10
Production	(8)					(9)		(9)
December 31, 2019	83					48		91

Total Company

December 31, 2018	399	182	305	1,540	6,091	6,652	267	9,893
Discoveries	—	—	—	—	—	—	—	—
Extensions	3	6	—	17	385	112	11	440
Infill Drilling	5	5	—	—	—	206	8	52
Improved Recovery	—	—	—	237	—	2	—	238
Acquisitions	2	46	—	769	—	35	1	823
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	(5)	(3)	(3)	—	—	(228)	(5)	(54)
Technical Revisions	(9)	(3)	12	(64)	20	225	11	3
Production	(37)	(30)	(21)	(61)	(144)	(544)	(16)	(401)
December 31, 2019	357	202	293	2,438	6,352	6,460	275	10,993

Canadian Natural Resources Limited	26	Year Ended December 31, 2019

Principal Documents Exhibits

PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2018	74	70	140	1,519	941	3,036	130	3,379
Discoveries	—	—	—	—	—	—	—	—
Extensions	1	6	—	9	(385)	65	7	(351)
Infill Drilling	2	2	—	—	—	270	7	56
Improved Recovery	—	—	—	91	—	1	—	91
Acquisitions	—	22	—	186	—	7	—	210
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	—	(1)	—	—	—	(37)	—	(7)
Technical Revisions	(13)	(8)	(7)	(135)	(10)	(224)	(11)	(222)
Production	—	—	—	—	—	—	—	—
December 31, 2019	64	91	132	1,670	545	3,118	133	3,156

North Sea

December 31, 2018	67	—	—	—	—	11	—	69
Discoveries	—	—	—	—	—	—	—	—
Extensions	—	—	—	—	—	—	—	—
Infill Drilling	—	—	—	—	—	—	—	—
Improved Recovery	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	2	—	—	—	—	—	—	2
Technical Revisions	(2)	—	—	—	—	(7)	—	(3)
Production	—	—	—	—	—	—	—	—
December 31, 2019	67	—	—	—	—	5	—	68

Offshore Africa

December 31, 2018	35	—	—	—	—	35	—	41
Discoveries	—	—	—	—	—	—	—	—
Extensions	—	—	—	—	—	—	—	—
Infill Drilling	—	—	—	—	—	—	—	—
Improved Recovery	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—
Technical Revisions	(4)	—	—	—	—	(11)	—	(6)
Production	—	—	—	—	—	—	—	—
December 31, 2019	31	—	—	—	—	24	—	35

Total Company

December 31, 2018	176	70	140	1,519	941	3,082	130	3,489
Discoveries	—	—	—	—	—	—	—	—
Extensions	1	6	—	9	(385)	65	7	(351)
Infill Drilling	2	2	—	—	—	270	7	56
Improved Recovery	—	—	—	91	—	1	—	91
Acquisitions	—	22	—	186	—	7	—	210
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	1	(1)	—	—	—	(37)	—	(6)
Technical Revisions	(19)	(8)	(7)	(135)	(10)	(241)	(11)	(231)
Production	—	—	—	—	—	—	—	—
December 31, 2019	162	91	132	1,670	545	3,147	133	3,258

Canadian Natural Resources Limited	27	Year Ended December 31, 2019

Principal Documents Exhibits

PROVED PLUS PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2018	268	252	445	3,059	7,032	9,633	397	13,058
Discoveries	—	—	—	—	—	—	—	—
Extensions	4	12	—	26	—	177	17	89
Infill Drilling	6	7	—	—	—	476	15	108
Improved Recovery	—	—	—	329	—	3	—	329
Acquisitions	2	68	—	955	—	42	1	1,033
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	(4)	(3)	(3)	—	—	(266)	(6)	(60)
Technical Revisions	(29)	(12)	4	(198)	9	(26)	(1)	(230)
Production	(19)	(30)	(21)	(61)	(144)	(527)	(16)	(380)
December 31, 2019	229	293	425	4,108	6,897	9,513	408	13,947

North Sea

December 31, 2018	186					38		193
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	—					(9)		(2)
Production	(10)					(9)		(12)
December 31, 2019	176					21		179

Offshore Africa

December 31, 2018	121					63		131
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	—					18		3
Production	(8)					(9)		(9)
December 31, 2019	114					72		126

Total Company

December 31, 2018	575	252	445	3,059	7,032	9,734	397	13,382
Discoveries	—	—	—	—	—	—	—	—
Extensions	4	12	—	26	—	177	17	89
Infill Drilling	6	7	—	—	—	476	15	108
Improved Recovery	—	—	—	329	—	3	—	329
Acquisitions	2	68	—	955	—	42	1	1,033
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	(4)	(3)	(3)	—	—	(266)	(6)	(60)
Technical Revisions	(28)	(12)	4	(198)	9	(16)	(1)	(228)
Production	(37)	(30)	(21)	(61)	(144)	(544)	(16)	(401)
December 31, 2019	519	293	425	4,108	6,897	9,607	408	14,252

Canadian Natural Resources Limited	28	Year Ended December 31, 2019

Principal Documents Exhibits

Notes to Reserves Tables

1.	“Company gross reserves” are the Company's working interest share of reserves before deduction of royalties and without including any royalty interests of the Company.

2.	“Company net reserves” are the company gross reserves less all royalties payable to others plus royalties receivable from others.

3.	References to “light and medium crude oil” means “light crude oil and medium crude oil combined”.

4.
“Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical, and engineering data, with the use of established technology and under specified economic conditions which are generally accepted as being reasonable.

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

5.
The reserves evaluation involved data supplied by the Company with respect to geological and engineering data, product price adjustments for product quality, heating value and transportation, interests owned, royalties payable, production costs, capital costs and contractual commitments. This data was found by the IQRE to be reasonable.

6.	Reserves reconciliation change category definitions:

•	"Discoveries" means additions to reserves in reservoirs where no reserves were previously booked.

•	"Extensions" means additions to reserves resulting from step-out drilling or recompletions.

•	"Infill Drilling" means additions to reserves resulting from drilling or recompletions within the known boundaries of a reservoir.

•	"Improved Recovery" means additions to reserves resulting from the implementation of improved recovery schemes.

•
Negative volumes, if any, for probable reserves result from the transfer of probable reserves to proved reserves. If reserves previously assigned to a discovery, an extension, an infill drilling, or an improved recovery reserves change category are initially classified as probable, they may be classified as a proved addition in the same reserves change category in the year when the reserves are reclassified as proved.

•	"Economic Factors" means changes primarily due to price forecasts.

•
"Technical Revisions" include changes in previous estimates resulting from new technical data or revised interpretations and changes in operating costs, capital costs and offsets to product reference pricing.

Canadian Natural Resources Limited	29	Year Ended December 31, 2019

Principal Documents Exhibits

7.	2019 reserves reconciliation highlights:
Total Proved Crude Oil, Bitumen (Thermal Oil) and NGLs reserves increased by 1,132 MMbbl:

•
Extensions: Increase of 421 MMbbl primarily due to the transfer of reserves from the probable category at Oil Sands Mining and Upgrading (SCO) and extension drilling/future offset additions at various Bitumen (Thermal Oil), Primary Heavy Crude Oil, Light Crude Oil and natural gas (NGLs) properties.

•	Infill Drilling: Increase of 17 MMbbl primarily due to infill drilling/future offset additions at various Light Crude Oil, Primary Heavy Crude Oil and natural gas (NGLs) properties.

•	Improved Recovery: Increase of 238 MMbbl primarily due to increased steamflood recovery of Bitumen (Thermal Oil) at Primrose.

•	Acquisitions: Increase of 818 MMbbl primarily due to Bitumen (Thermal Oil) and Primary Heavy Crude Oil property acquisitions from Devon.

•	Economic Factors: Decrease of 16 MMbbl primarily due to lower product pricing.

•
Technical Revisions: Decrease of 35 MMbbl primarily due to Bitumen (Thermal Oil) 50 year reserves life cutoff at Primrose, the removal of future extension and infill undeveloped reserves in certain Light Crude Oil properties because of revised Company development plans, reduced performance in certain Light and Primary Heavy Crude Oil properties and reclassification of some Light Crude Oil to Natural Gas, offset by improved performance at Pelican Lake (Pelican Lake Heavy Crude Oil) and various natural gas (NGLs) properties, as well as positive technical revisions at Oil Sands Mining and Upgrading (SCO) due to improved mining performance and mine plan changes.

•	Production: Decrease of 310 MMbbl.
Total Proved Natural Gas reserves decreased by 192 Bcf:

•	Extensions: Increase of 112 Bcf primarily due to extension drilling/future offset additions in the Montney formation of northwest Alberta and northeast British Columbia.

•	Infill Drilling: Increase of 206 Bcf primarily due to infill drilling/future offset additions in the Montney formation of northwest Alberta and northeast British Columbia.

•	Improved Recovery: Increase of 2 Bcf.

•	Acquisitions: Increase of 35 Bcf primarily due to property acquisitions in North America core areas.

•	Economic Factors: Decrease of 228 Bcf due to uneconomic reserves in several North America Natural Gas areas.

•
Technical Revisions: Increase of 225 Bcf primarily due to overall positive revisions in several North America and Offshore Africa core areas as a result of increased recovery and category transfers from probable to proved.

•	Production: Decrease of 544 Bcf.
Total Proved plus Probable Crude Oil, Bitumen and NGLs reserves increased by 891 MMbbl:

•
Extensions: Increase of 60 MMbbl primarily due to future Bitumen (Thermal Oil) well pad additions and extension drilling/future offset additions at various Light Crude Oil, Primary Heavy Crude Oil and natural gas (NGLs) properties.

•	Infill Drilling: Increase of 28 MMbbl primarily due to infill drilling/future offset additions at various Light Crude Oil, Primary Heavy Crude Oil and natural gas (NGLs) properties.

•	Improved Recovery: Increase of 329 MMbbl primarily due to increased steamflood recovery of Bitumen (Thermal Oil) at Primrose.

•	Acquisitions: Increase of 1,026 MMbbl primarily due to (Bitumen (Thermal Oil)) and Primary Heavy Crude Oil property acquisitions from Devon.

•	Economic Factors: Decrease of 16 MMbbl primarily due to lower product pricing.

•
Technical Revisions: Decrease of 225 MMbbl primarily due to Bitumen (Thermal Oil) 50 year reserves life cutoff at Primrose, the removal of future extension and infill undeveloped reserves in certain Light Crude Oil properties because of revised Company development plans, reduced performance in certain Light and Primary Heavy Crude Oil properties and reclassification of some Light Crude Oil to Natural Gas, offset by improved performance at Pelican Lake (Pelican Lake Heavy Crude Oil) and various natural gas (NGLs) properties, as well as positive technical revisions at Oil Sands Mining and Upgrading (SCO) due to improved mining performance and mine plan changes.

•	Production: Decrease of 310 MMbbl.

Canadian Natural Resources Limited	30	Year Ended December 31, 2019

Principal Documents Exhibits

Total Proved plus Probable Natural Gas reserves decreased by 128 Bcf:

•	Extensions: Increase of 177 Bcf primarily due to extension drilling/future offset additions in the Montney formation of northwest Alberta and northeast British Columbia.

•	Infill Drilling: Increase of 476 Bcf primarily due to infill drilling/future offset additions in the Montney formation of northwest Alberta and northeast British Columbia.

•	Improved Recovery: Increase of 3 Bcf.

•	Acquisitions: Increase of 42 Bcf primarily due to property acquisitions in North America core areas.

•	Economic Factors: Decrease of 266 Bcf due to uneconomic reserves in several North America Natural Gas areas.

•
Technical Revisions: Decrease of 16 Bcf primarily due to overall negative revisions in the probable category as a result of shut-in of uneconomic fields, and removal of future extension and infill undeveloped reserves in several North America properties because of revised Company development plans, offset by increased recovery at Offshore Africa.

•	Production: Decrease of 544 Bcf.

8.
A report on reserves data by the IQREs is provided in Schedule “A” to this AIF. A report by the Company’s management and directors on crude oil, natural gas and NGLs reserves disclosure is provided in Schedule “B” to this AIF.

Canadian Natural Resources Limited	31	Year Ended December 31, 2019

Principal Documents Exhibits

Future Net Revenue Tables and Notes
The following tables summarize the future net revenue as of December 31, 2019 using forecast prices and costs. Abandonment, Decommissioning and Reclamation ("ADR") costs included in the calculation of future net revenue consist of both the Company's total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2019 and forecast estimates of ADR costs attributable to future development activity.
Summary of Net Present Values of Future Net Revenue Before Income Taxes
As of December 31, 2019
Forecast Prices and Costs

($ millions)	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%	Unit Value Discounted at 10%/year ($/BOE)
North America
Proved
Developed Producing	358,797	142,711	82,852	58,765	46,216	12.32
Developed Non-Producing	1,279	886	659	514	415	10.45
Undeveloped	68,435	35,887	19,153	11,078	6,818	8.31
Total Proved	428,510	179,484	102,664	70,357	53,449	11.29
Probable	116,148	36,791	17,166	10,170	6,949	6.70
Total Proved plus Probable	544,659	216,276	119,830	80,527	60,398	10.28

North Sea
Proved
Developed Producing	(829)	297	634	731	748	16.36
Developed Non-Producing	150	127	109	95	83	25.66
Undeveloped	3,360	2,661	2,163	1,796	1,517	31.63
Total Proved	2,681	3,085	2,906	2,621	2,348	26.09
Probable	4,468	3,006	2,205	1,722	1,407	32.67
Total Proved plus Probable	7,149	6,091	5,111	4,343	3,755	28.57

Offshore Africa
Proved
Developed Producing	638	780	779	737	688	23.61
Developed Non-Producing	623	459	354	283	233	33.76
Undeveloped	1,872	1,241	870	638	484	26.68
Total Proved	3,133	2,480	2,003	1,658	1,404	26.32
Probable	1,976	1,232	824	584	435	31.93
Total Proved plus Probable	5,109	3,712	2,827	2,242	1,839	27.74

Total Company
Proved
Developed Producing	358,605	143,788	84,266	60,233	47,652	12.39
Developed Non-Producing	2,052	1,472	1,121	891	731	14.42
Undeveloped	73,667	39,789	22,187	13,512	8,819	9.22
Total Proved	434,324	185,049	107,573	74,635	57,201	11.59
Probable	122,593	41,029	20,194	12,476	8,791	7.61
Total Proved plus Probable	556,917	226,079	127,768	87,112	65,992	10.70

Canadian Natural Resources Limited	32	Year Ended December 31, 2019

Principal Documents Exhibits

Summary of Net Present Values of Future Net Revenue After Income Taxes
As of December 31, 2019
Forecast Prices and Costs

($ millions)	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%
North America
Proved
Developed Producing	275,036	110,963	65,140	46,561	36,817
Developed Non-Producing	983	673	494	381	304
Undeveloped	53,541	27,232	14,134	7,904	4,657
Total Proved	329,561	138,868	79,767	54,845	41,778
Probable	89,103	27,978	12,933	7,597	5,154
Total Proved plus Probable	418,664	166,846	92,700	62,443	46,933

North Sea
Proved
Developed Producing	(718)	121	375	451	469
Developed Non-Producing	28	58	60	56	51
Undeveloped	2,417	1,768	1,394	1,145	964
Total Proved	1,726	1,946	1,828	1,652	1,484
Probable	2,675	1,819	1,349	1,064	878
Total Proved plus Probable	4,401	3,766	3,178	2,716	2,361

Offshore Africa
Proved
Developed Producing	463	637	659	635	599
Developed Non-Producing	472	349	270	217	180
Undeveloped	1,427	955	676	499	382
Total Proved	2,362	1,941	1,605	1,352	1,161
Probable	1,483	932	628	449	337
Total Proved plus Probable	3,845	2,873	2,234	1,801	1,498

Total Company
Proved
Developed Producing	274,781	111,722	66,174	47,647	37,885
Developed Non-Producing	1,482	1,080	824	654	535
Undeveloped	57,385	29,954	16,203	9,548	6,004
Total Proved	333,649	142,755	83,201	57,849	44,423
Probable	93,261	30,730	14,910	9,111	6,369
Total Proved plus Probable	426,910	173,485	98,111	66,960	50,792

Canadian Natural Resources Limited	33	Year Ended December 31, 2019

Principal Documents Exhibits

Total Future Net Revenue (Undiscounted)
As of December 31, 2019
Forecast Prices and Costs

	North America		North Sea		Offshore Africa		Total
($ millions)	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable	Proved	Proved plus Probable
Revenue	998,735	1,256,468	11,574	19,464	6,895	9,305	1,017,204	1,285,237
Royalties	163,182	213,923	24	43	231	326	163,437	214,292
Production Costs	306,111	376,528	5,511	8,374	2,286	2,502	313,907	387,404
Development Costs	81,230	100,673	1,257	1,796	755	862	83,242	103,332
ADR Costs for Future Development	619	986	—	—	30	45	648	1,032
Future Net Revenue Before Income Taxes Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	447,593	564,358	4,782	9,251	3,593	5,569	455,969	579,178
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	19,083	19,700	2,101	2,101	460	460	21,644	22,261
Future Net Revenue Before Income Taxes Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	428,510	544,659	2,681	7,149	3,133	5,109	434,324	556,917
Income Taxes	98,950	125,995	955	2,749	771	1,264	100,676	130,007
Future Net Revenue After Income Taxes	329,561	418,664	1,726	4,401	2,362	3,845	333,649	426,910

Canadian Natural Resources Limited	34	Year Ended December 31, 2019

Principal Documents Exhibits

Future Net Revenue By Product Type
As of December 31, 2019
Forecast Prices and Costs

Proved Reserves
Product Type	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value ($/BOE)
Light and Medium Crude Oil (including solution gas and other by-products)	9,361	20.99
Primary Heavy Crude Oil (including solution gas)	2,026	11.71
Pelican Lake Heavy Crude Oil (including solution gas)	3,449	14.90
Bitumen (Thermal Oil)	22,727	11.58
Synthetic Crude Oil	67,478	12.52
Natural Gas (including by-products but excluding solution gas and by-products from crude oil wells)	4,645	4.31
Total Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	109,687	11.82
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	(2,113)
Total Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	107,573	11.59

Proved plus Probable Reserves
Product Type	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value ($/BOE)
Light and Medium Crude Oil (including solution gas and other by-products)	13,878	21.74
Primary Heavy Crude Oil (including solution gas)	3,205	12.89
Pelican Lake Heavy Crude Oil (including solution gas)	4,596	14.03
Bitumen (Thermal Oil)	28,035	8.53
Synthetic Crude Oil	73,036	12.51
Natural Gas (including by-products but excluding solution gas and by-products from crude oil wells)	7,194	4.50
Total Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	129,944	10.89
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	(2,176)
Total Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	127,768	10.70

Canadian Natural Resources Limited	35	Year Ended December 31, 2019

Principal Documents Exhibits

Notes to Future Net Revenue Tables

1.
Abandonment, Decommissioning and Reclamation ("ADR") costs included in the calculation of the future net revenue consist of both the Company's total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2019 and forecast estimates of ADR costs attributable to future development activity. The Company’s total ARO included in the reserves future net revenue is escalated at the rate of inflation described in the "Pricing Assumptions" section of this AIF.

2.
For reserves in Canada, future net revenue includes carbon cost compliance in accordance with current provincial and federal regulations which reaches $50/tonne by 2022. For reserves in the North Sea, future net revenue includes carbon cost compliance in accordance with the UK Carbon Emissions Tax which reaches approximately $28/tonne after 2020.

3.	Unit values ($/BOE) are based on company net reserves.

4.
After-tax net present values consider the Company’s existing tax pool balances and current tax regulations and do not represent an estimate of the value at the consolidated entity level, which may be significantly different. For information at the consolidated entity level, refer to the Company’s Consolidated Financial Statements and the MD&A for the year ended December 31, 2019.

5.	Future net revenue is prior to provision for interest, general and administrative expenses, and the impact of any risk management activities.
Pricing Assumptions
The crude oil, natural gas and NGLs reference pricing and the inflation and exchange rates used in the preparation of reserves and related future net revenue estimates are as per the Sproule price forecast dated December 31, 2019. The following is a summary of the Sproule price forecast. All prices increase at a rate of 2% per year after 2024.

	2020	2021	2022	2023	2024
Crude Oil and NGLs
WTI (US$/bbl)	61.00	65.00	67.00	68.34	69.71
WCS (C$/bbl)	59.81	63.98	63.77	65.04	66.34
Canadian Light Sweet (C$/bbl)	73.84	78.51	78.73	80.30	81.91
Cromer LSB (C$/bbl)	73.84	77.51	77.73	79.30	80.91
Edmonton C5+ (C$/bbl)	76.32	80.52	80.00	81.68	83.38
North Sea Brent (US$/bbl)	65.00	68.00	70.00	71.40	72.83
Natural Gas
AECO (C$/MMBtu)	2.04	2.27	2.81	2.89	2.98
BC Westcoast Station 2 (C$/MMBtu)	1.54	1.87	2.41	2.49	2.58
Henry Hub (US$/MMBtu)	2.80	3.00	3.25	3.32	3.38
Notes to Pricing Assumptions Table

1.	Reference pricing definitions:

•	“WTI“ refers to the price of West Texas Intermediate crude oil at Cushing, Oklahoma.

•
“WCS” refers to Western Canadian Select, a blend of heavy crude oils and bitumen with sweet synthetic and condensate diluents at Hardisty, Alberta; reference price used in the preparation of primary heavy crude oil, Pelican Lake heavy crude oil and bitumen (thermal oil) reserves.

•
“Canadian Light Sweet” refers to the price of light gravity (40[o] API), low sulphur content Mixed Sweet Blend (MSW) crude oil at Edmonton, Alberta; reference price used in the preparation of light and medium crude oil and SCO reserves.

•
“Cromer LSB” refers to the price of light sour blend (35[o] API) physical crude oil at Cromer, Manitoba; reference price used in the preparation of light and medium crude oil in SE Saskatchewan and SW Manitoba reserves.

•
“Edmonton C5+” refers to pentanes plus at Edmonton, Alberta; reference price used in the preparation of NGLs reserves; also used in determining the diluent costs associated with primary heavy crude oil and bitumen (thermal oil) reserves.

•	“North Sea Brent” refers to the benchmark price for European, African and Middle Eastern crude oil; reference price used in the preparation of North Sea and Offshore Africa light crude oil reserves.

Canadian Natural Resources Limited	36	Year Ended December 31, 2019

Principal Documents Exhibits

•
“AECO” refers to the Alberta natural gas trading price at the AECO-C hub in southeast Alberta; reference price used in the preparation of North America (excluding British Columbia) natural gas reserves.

•
“BC Westcoast Station 2” refers to the natural gas delivery point on the Spectra Energy system at Chetwynd, British Columbia; reference price used in the preparation of British Columbia natural gas reserves.

•	“Henry Hub” refers to a distribution hub on the natural gas pipeline system in Erath, Louisiana and is the pricing point for natural gas futures on the New York Mercantile Exchange.

2.
The forecast prices and costs assume the continuance of current laws and regulations, and any increases in wellhead selling prices also take inflation into account. Sales prices are based on reference prices as detailed above and adjusted for quality and transportation on an individual property basis.

3.
The Company’s 2019 average pricing, net of blending costs and excluding risk management activities, was $75.25/bbl for light and medium crude oil, $55.38/bbl for primary heavy crude oil, $57.82/bbl for Pelican Lake heavy crude oil, $48.27/bbl for bitumen (thermal oil), $70.18/bbl for SCO, $29.35/bbl for NGLs, and $2.34/Mcf for natural gas.

4.	Production and capital costs are escalated at Sproule's cost inflation rate of 0% per year for 2020, 1% per year for 2021 and 2% per year after 2021 for all products.

5.	Sproule's foreign exchange rate of 0.76 US$/C$ for 2020, 0.77 US$/C$ for 2021 and 0.80 US$/C$ after 2021 was used in the 2019 evaluation.
ADDITIONAL INFORMATION RELATING TO RESERVES DATA
Undeveloped Reserves
Undeveloped reserves are reserves expected to be recovered from known accumulations and require significant expenditure to develop and make capable of production. Undeveloped reserves additions result from one or more of the following: acquisitions, infill and extension drilling, or improved recovery in the year when the events first occurred. Proved and probable undeveloped reserves were estimated by the IQRE in accordance with the procedures and standards contained in the COGE Handbook.

Proved Undeveloped Reserves
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2017 First Attributed	5	10	9	21	—	416	30	144
Total	188	75	61	994	—	2,366	119	1,831
2018 First Attributed	25	10	—	175	—	518	42	338
Total	192	69	57	1,106	—	2,809	156	2,048
2019 First Attributed	7	21	—	538	133	297	17	765
Total	163	85	58	1,771	133	3,101	177	2,903

Probable Undeveloped Reserves
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2017 First Attributed	6	7	1	19	—	366	19	113
Total	97	41	26	1,006	—	1,561	73	1,503
2018 First Attributed	9	8	—	463	359	464	26	942
Total	91	41	28	1,304	359	1,925	96	2,240
2019 First Attributed	3	25	—	166	—	330	14	262
Total	79	63	28	1,406	157	2,127	103	2,191

Canadian Natural Resources Limited	37	Year Ended December 31, 2019

Principal Documents Exhibits

The IQRE reserves evaluation report documents the evaluation, assignment and rationale for undeveloped reserves beyond COGE Handbook development timing guidelines.
Bitumen (thermal oil) accounts for 61% of the Company’s total proved undeveloped BOE reserves and 64% of the total probable undeveloped BOE reserves. These undeveloped reserves are scheduled to be developed in a staged approach to align with current operational capacities and efficient capital spending commitments over the next fifty years. Bitumen (thermal oil) development plans are continuously reviewed and updated for internal and external factors.
For products other than bitumen (thermal oil), the assignment of some undeveloped reserves beyond the COGE Handbook guidelines is based on the Company's capital development plan to optimize operations and align capital investments with estimated future net revenue. The extended development timing has no consequential impact on the confidence level associated with the reserves estimate in each category. Rationales for development timing include:

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
Future Development Costs
The following table summarizes the undiscounted future development costs using Sproule's inflation and foreign exchange rates as of December 31, 2019. Future development costs exclude all Abandonment, Decommissioning and Reclamation ("ADR") costs. ADR costs are included in the calculation of the future net revenue and consist of both the Company’s total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2019 and forecast estimates of ADR costs attributable to future development activity.

Future Development Costs (Undiscounted)
($millions)	2020	2021	2022	2023	2024	Thereafter	Total	Total Discounted at 10%
Proved
North America	2,436	3,509	3,681	3,125	2,707	65,772	81,230	27,409
North Sea	213	170	137	130	68	538	1,257	821
Offshore Africa	72	229	117	41	37	258	755	521
Total Proved	2,722	3,908	3,935	3,297	2,813	66,568	83,242	28,750
Proved plus Probable
North America	2,606	3,726	3,848	3,292	2,936	84,265	100,673	31,782
North Sea	217	174	141	158	73	1,033	1,796	958
Offshore Africa	72	229	159	90	37	275	862	593
Total Proved plus Probable	2,896	4,129	4,147	3,540	3,046	85,573	103,332	33,333
Management believes that internally generated cash flows, existing credit facilities and access to debt capital markets are sufficient to fund future development costs. The Company does not anticipate the costs of funding would make the development of any property uneconomic.

Canadian Natural Resources Limited	38	Year Ended December 31, 2019

Principal Documents Exhibits

Other Oil and Gas Information
DAILY PRODUCTION
Set forth below is a summary of the production, before royalties, from crude oil, natural gas and NGLs properties for the fiscal years ended December 31, 2019 and 2018.

	2019 Average Daily Production Rates		2018 Average Daily Production Rates
Region	Crude Oil & NGLs (Mbbl)	Natural Gas (MMcf)	Crude Oil & NGLs (Mbbl)	Natural Gas (MMcf)
North America
Northeast British Columbia	13	346	13	345
Northwest Alberta	52	675	46	667
Northern Plains	317	167	268	194
Southern Plains	17	252	18	282
Southeast Saskatchewan	7	3	6	2
Oil Sands Mining & Upgrading	395	—	426	—
North America Total	801	1,443	777	1,490
International
North Sea UK Sector	28	24	24	32
Offshore Africa	21	24	20	26
International Total	49	48	44	58
Company Total	850	1,491	821	1,548

Canadian Natural Resources Limited	39	Year Ended December 31, 2019

Principal Documents Exhibits

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

Canadian Natural Resources Limited	40	Year Ended December 31, 2019

Principal Documents Exhibits

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
Near Lloydminster, Alberta, reserves of primary heavy crude oil (averaging 10°-14° API) and natural gas are produced through conventional vertical, slant and horizontal well bores from a number of productive horizons at depths up to 1,000 meters. The energy required to flow the heavy crude oil to the wellbore in this type of heavy crude oil reservoir comes from solution gas. The crude oil viscosity and the reservoir quality will determine the amount of crude oil produced from the reservoir. A key component to maintaining profitability in the production of heavy crude oil is to be an effective and efficient producer. The Company continues to control costs by holding a dominant position that includes a significant land base and an extensive infrastructure of batteries and disposal facilities.
The Company’s holdings in this region of primary heavy crude oil production are the result of Crown land purchases and acquisitions. Included in this area is the 100% owned ECHO Pipeline system which is a high temperature, insulated crude oil transportation pipeline that eliminates the requirement for field condensate blending. The pipeline, which has a capacity of up to 78,000 bbl/d, enables the Company to transport its own production volumes at a reduced production cost. This pipeline enhances the Company’s ability to control the full spectrum of costs associated with the development and marketing of its heavy crude oil.
Included in the northern part of this region, approximately 200 miles north of Edmonton, Alberta are the Company’s holdings at Pelican Lake. These assets produce Pelican Lake heavy crude oil from the Wabasca formation with gravities of 12°-17° API. Production expenses are low due to the absence of sand production and its associated disposal requirements, as well as the gathering and pipeline facilities in place. The Company has the major ownership position in the necessary infrastructure, roads, drilling pads, gathering and sales pipelines, batteries, gas plants and compressors, to ensure economic development of the large crude oil pool located on the lands, including the 100% owned and operated Pelican Lake Pipeline and three major oil batteries with a capacity of 85,000 bbl/d. The Company is using an EOR scheme through polymer flooding to increase the ultimate recoveries from the field.
Production of bitumen (thermal oil) from the 100% owned Primrose and Wolf Lake Fields located near Bonnyville, Alberta, involves processes that utilize steam to increase the recovery of the bitumen. The processes employed by the Company are CSS, SAGD and steamflood. These recovery processes inject steam to heat the bitumen deposits, reducing the viscosity and thereby improving its flow characteristics. There is also an infrastructure of gathering systems and a processing plant at Wolf Lake with capacity of 140,000 bbl/d. The Company holds a 50% interest in a co-generation facility capable of producing 84 megawatts of electricity. The Company continues to optimize the CSS, and steamflood processes which results in significant improvements in well productivity and in ultimate bitumen recovery. Pad additions at Primrose North were brought on production in 2019.
The 100% owned Kirby South field located near Lac la Biche, Alberta, involves SAGD process recovery and has an infrastructure and plant processing capacity of 40,000 bbl/d.

Canadian Natural Resources Limited	41	Year Ended December 31, 2019

Principal Documents Exhibits

In 2016, the Company re-initiated the development of the Kirby North SAGD Project and engineering and procurement commenced in 2017. The majority of the Kirby North Project was completed with initial production in May 2019. The final pad drilling commenced in late 2019 and will be completed in April 2020. Production continues to ramp up to Kirby North's overall capacity of 40,000 bbl/d of SAGD production.
On June 27, 2019, the Company completed its acquisition of substantially all of the assets of Devon, which included a 100% interest in the operating thermal SAGD assets of Devon at Jackfish and a 50% interest in the undeveloped Pike lands adjacent to Jackfish. The infrastructure at Jackfish consists of three processing plants and gathering systems that have a combined capacity of 120,000 bbl/d. The acquisition also included 95% operated conventional primary heavy crude oil production and 1.5 million acres of land of which 1 million acres is undeveloped. The acquired thermal and primary heavy crude assets are located adjacent to existing Company assets.
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
The Southeast Saskatchewan area is located in the southeastern portion of the province extending into Manitoba and produces primarily light sour crude oil from multiple productive horizons found at depths up to 2,700 meters.

Canadian Natural Resources Limited	42	Year Ended December 31, 2019

Principal Documents Exhibits

Oil Sands Mining and Upgrading
Horizon: The Company owns a 100% working interest in its Horizon oil sands leases which are located about 70 kilometers north of Fort McMurray, Alberta, of which the main lease is subject to a 5% net carried interest in the bitumen development. The site is accessible by a private road and private airstrip. The oil sands resource is found in the Cretaceous McMurray Formation which is further subdivided into three informal members: lower, middle and upper. Most of Horizon’s oil sands resource is found within the lower and middle McMurray Formation at depths ranging from 50 to 100 meters below the surface.
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
AOSP: In May 2017, the Company acquired a combined direct and indirect 70% interest in AOSP which is an oil sands mining and upgrading joint venture located in Alberta, Canada. The Company operates AOSP’s mining and extraction assets which are located in the Athabasca region near Fort McMurray, Alberta, and include the Muskeg River and Jackpine mines. Shell operates the Scotford Upgrader, including the Quest project, which is located near Fort Saskatchewan, northeast of Edmonton, Alberta and utilizes LC FINING technology to efficiently hydrocrack residuum to high-quality fuel oils and transportation fuels.
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
Gross production capacity of the combined AOSP mines is 320,000 bbl/d of bitumen. Shell obtained the Joint Review Panel Approval along with other associated approvals in 2013 for a 100,000 bbl/d expansion of the Jackpine Mine and in 2019 the remaining major application approvals were obtained.

Canadian Natural Resources Limited	43	Year Ended December 31, 2019

Principal Documents Exhibits

United Kingdom North Sea

Tiffany
Toni
Thelma
13
14
15
19
20
21
22
Central
North Sea
Aberdeen
Banff
Kyle
28
29
30
Norwegian
Sector
50 Km

Canadian Natural Lands – Central North Sea
Crude Oil Fields

210
211
Northern
North Sea
Ninian
Lyell
Strathspey
Columba
Norwegian
Sector
02
03
25 Km

Canadian Natural Lands – Northern North Sea
Crude Oil Fields

Through its wholly owned subsidiary CNR International (U.K.) Limited, formerly Ranger Oil (U.K.) Limited, the Company has operated in the North Sea for over 40 years and has developed a significant database, extensive operating experience and an experienced staff. In 2019, the Company produced from 10 crude oil fields.
The northerly fields are centered around the Ninian field where the Company has a 100% operated working interest. The central processing facility is connected to other fields including the Columba and Lyell fields where the Company operates with working interests of 91.6% to 100%. The Company also has a 73.5% working interest in the Strathspey field.
In the central portion of the North Sea, the Company holds a 100% operated working interest in the T-block (comprising the Tiffany, Toni and Thelma fields).
The Company also holds an 87.6% operated working interest in the Banff field and a 45.7% operated working interest in the Kyle field. Production from the Kyle field is processed through the Banff FPSO. The Company is preparing a decommissioning programme for the Banff and Kyle fields and anticipates the cessation of production and commencement of decommissioning activities at both fields in 2020.
The Company receives tariff revenue from other field owners for the processing of crude oil and natural gas through certain processing facilities.
The decommissioning activities at the Murchison platform commenced in the fourth quarter of 2013 and cessation of production occurred in the first quarter of 2014. The decommissioning activities are targeted to be substantially complete in 2020.
The Company commenced abandonment of the Ninian North Platform in the second quarter of 2017. The offshore decommissioning activities are targeted to be substantially complete in 2021, with full completion in approximately three years.

Canadian Natural Resources Limited	44	Year Ended December 31, 2019

Principal Documents Exhibits

Offshore Africa
Côte d’Ivoire

ABIDJAN
Jacqueville
Grand Lahou
Fresco
Sassandra
CI-301
CI-302
CI-519
CI-518
CI-500
CI-27
CI-503
West Espoir
East Espoir
CI-102
CI-11
CI-24
CI-26
Acajou
CI-12
CI-531
CI-40
Kossipo
CI-501
CI-502
Baobab
CI-703
CI-704
CI-705
CI-504
CI-101
CI-706
CI-103
CI-205
CI-709
CI-708
CI-526
25 Km
CI-603
CI-604
CI-605

Canadian Natural Lands – Côte d'Ivoire

Crude Oil Fields

The Company owns interests in two licences offshore Côte d’Ivoire.
The Company has a 58.7% operated working interest in the Espoir field in Block CI-26 which is located in water depths ranging from 100 to 700 meters. Production from East Espoir commenced in 2002 and from West Espoir in 2006. Crude oil from the East and West Espoir fields is produced to an FPSO with the associated natural gas delivered onshore for local power generation through a subsea pipeline.
The Company has a 57.6% operated working interest in the Baobab field, located in Block CI-40, which is eight kilometers south of the Espoir facilities. Production from the Baobab field commenced in 2005.
South Africa

South Africa
Mossel Bay
Plettenberg Bay
Port Elizabeth
NW PLETMOS
PLETMOS INSH
ALGOA GAMTOO
Ga-A
Ga-Q
11A
ALGOA
Block 11B / 12B
E-AG
E-M
F-AH
F-AO
F-AR
F-A
F-O
E-CN
SCG BLOCK
E-BA
E-AA
E-BD
E-G
E-AO
E-AJ
E-CB
E-BK
E-BL
BLOCK 09
56
100 Km
BO TCP APP

Canadian Natural Lands – South Africa

In May 2012, the Company completed the conversion of its 100% owned oil sub-lease in respect of Block 11B/12B (the “Block”) off the southeast coast of South Africa into an exploration right for petroleum for this area. The Company currently has a 20% non-operated working interest in the Block, having disposed of a 50% interest in its exploration right in 2013 and an additional 30% interest in two separate farm out transactions in 2018. In December 2018, the operator re-entered the suspended Brudpadda exploration well and has subsequently announced the discovery of gas condensate from that prospect on the Block. The operator has contracted a drilling rig to commence further exploration activity in 2020. In the event that a commercial crude oil or natural gas discovery occurs resulting in the exploration right being converted into a production right, additional cash payments would be due to the Company at that time.

Canadian Natural Resources Limited	45	Year Ended December 31, 2019

Principal Documents Exhibits

Producing and Non-Producing Crude Oil and Natural Gas Wells
The following table summarizes the number of wells in which the Company has a working interest that were producing or mechanically capable of producing as of December 31, 2019.

	Natural Gas Wells		Crude Oil Wells		Total Wells
Producing	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	26,380	21,417.6	11,845	10,763.5	38,225	32,181.1
British Columbia	1,813	1,643.1	215	196.0	2,028	1,839.1
Saskatchewan	10,203	9,329.9	2,563	1,552.5	12,766	10,882.4
Manitoba	—	—	159	140.9	159	140.9
Total Canada	38,396	32,390.6	14,782	12,652.9	53,178	45,043.5
United States Louisiana	—	—	2	0.4	2	0.4
North Sea UK Sector	1	0.7	57	54.4	58	55.1
Offshore Africa
Côte d’Ivoire	—	—	26	15.1	26	15.1
Gabon	—	—	—	—	—	—
Total	38,397	32,391.3	14,867	12,722.8	53,264	45,114.1
The following table summarizes the number of wells in which the Company has a working interest that were not producing or not mechanically capable of producing as of December 31, 2019.

	Natural Gas Wells		Crude Oil Wells		Total Wells
Non-Producing	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	10,173	8,191.0	12,119	10,844.6	22,292	19,035.6
British Columbia	2,471	2,116.1	556	482.9	3,027	2,599.0
Saskatchewan	2,105	1,978.0	4,136	2,892.1	6,241	4,870.1
Manitoba	—	—	134	85.3	134	85.3
Northwest Territories	89	20.6	—	—	89	20.6
Total Canada	14,838	12,305.7	16,945	14,304.9	31,783	26,610.6
United States Louisiana	—	—	1	0.2	1	0.2
North Sea UK Sector	2	1.5	21	18.8	23	20.3
Offshore Africa
Côte d’Ivoire	—	—	14	8.1	14	8.1
Gabon	—	—	13	12.0	13	12.0
Total	14,840	12,307.2	16,994	14,344.0	31,834	26,651.2

Canadian Natural Resources Limited	46	Year Ended December 31, 2019

Principal Documents Exhibits

Properties With No Attributed Reserves
The following table summarizes the Company’s unproved property as of December 31, 2019.

Country (thousands of acres)	Gross	Net
Canada	25,992	20,910
US	3	2
North Sea UK Sector	65	60
Côte d’Ivoire	92	53
Gabon	—	—
South Africa	4,002	800
Company Total	30,153	21,826
Where the Company holds interests in different formations under the same surface area pursuant to separate leases, the acreage for each lease is included in the gross and net amounts.
The Company has approximately 0.5 million net acres attributed to the North America properties which are currently expected to expire by December 31, 2020.
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
2019 COSTS INCURRED IN CRUDE OIL, NATURAL GAS AND NGLs ACTIVITIES

($ millions)	North America	North Sea	Offshore Africa	Total
Property Acquisitions
Proved	3,405	—	—	3,405
Unproved	91	—	—	91
Exploration	38	—	33	71
Development	4,687	349	233	5,269
	8,221	349	266	8,836
Add: Net non-cash and other costs (1)	(1,865)	(153)	(37)	(2,055)
Costs Incurred	6,356	196	229	6,781

(1)	Non-cash and other costs are comprised primarily of changes in ARO and accounting adjustments related to non-cash consideration on acquisition of properties.

Canadian Natural Resources Limited	47	Year Ended December 31, 2019

Principal Documents Exhibits

Exploration and Development Activities
The following table summarizes the crude oil and natural gas drilling activities completed by the Company for the year ended December 31, 2019. Total success rate for 2019, excluding service and stratigraphic test wells, was 97%.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Canada – Exploration and Production
Crude Oil	2	2.0	88	78.0
Natural Gas	18	8.2	12	10.8
Dry	—	—	3	3.0
Service	—	—	17	17.0
Stratigraphic	—	—	44	44.0
Total	20	10.2	164	152.8
Canada – Oil Sands Mining & Upgrading
Service	—	—	10	8.4
Stratigraphic	—	—	443	374.6
Total	—	—	453	383.0
Total Canada	20	10.2	617	535.8
North Sea UK Sector
Crude Oil	—	—	5	4.9
Service	—	—	2	1.9
Côte d'Ivoire
Crude Oil	—	—	1	0.6
Service	—	—	2	1.1
Stratigraphic	1	0.6	—	—
Total International	1	0.6	10	8.5
Company Total	21	10.8	627	544.3
2020 ACTIVITY
Effective and efficient operations will continue to be a focus of the Company in 2020. Our 2020 capital budget is flexible and disciplined and was originally targeted, when finalized on December 4, 2019, to be approximately $4,050 million, driving corporate production guidance volumes between 1,137,000 and 1,207,000 BOE/d. Subsequent to year end 2019, in early March 2020, as a result of the volatility in crude oil pricing, the Company reduced its 2020 capital budget by approximately $100 million to $3,950 million. With the continued volatility in commodity pricing, the Company has identified and implemented further opportunities to reduce its 2020 capital spending budget to approximately $2,960 million with no impact to its earlier stated production guidance of between 1,137,000 and 1,207,000 BOE/d. Decisions regarding additional opportunities to further reduce capital spending will be made as part of the Company's management of its capital expenditures.

Canadian Natural Resources Limited	48	Year Ended December 31, 2019

Principal Documents Exhibits

PRODUCTION ESTIMATES
The following table summarizes the estimated 2020 company gross proved and probable daily production included in the estimates of proved reserves and probable reserves as of December 31, 2019 using forecast prices and costs.

	Light and Medium Crude Oil (bbl/d)	Primary Heavy Crude Oil (bbl/d)	Pelican Lake Heavy Crude Oil (bbl/d)	Bitumen (Thermal Oil) (bbl/d)	Synthetic Crude Oil (bbl/d)	Natural Gas (MMcf/d)	Natural Gas Liquids (bbl/d)	Barrels of Oil Equivalent (BOE/d)
PROVED
North America	44,775	76,705	57,934	239,505	395,998	1,205	37,407	1,053,162
North Sea	35,243	—	—	—	—	23	—	39,014
Offshore Africa	17,104	—	—	—	—	21	—	20,649
Total Proved	97,121	76,705	57,934	239,505	395,998	1,249	37,407	1,112,825
PROBABLE
North America	3,460	5,448	2,112	230	22,839	80	3,467	50,865
North Sea	6,657	—	—	—	—	3	—	7,077
Offshore Africa	609	—	—	—	—	1	—	741
Total Probable	10,726	5,448	2,112	230	22,839	83	3,467	58,683

Canadian Natural Resources Limited	49	Year Ended December 31, 2019

Principal Documents Exhibits

Production History

	2019
	Q1	Q2	Q3	Q4	Year Ended
North America Production and Netbacks by Product
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	51,117	56,118	53,965	52,429	53,412
Netbacks ($/bbl)
Sales price	65.24	71.65	64.67	62.27	66.05
Transportation	3.63	3.78	3.81	3.61	3.71
Royalties	6.55	8.30	8.58	8.14	7.92
Production expenses	22.25	20.24	20.06	21.69	21.02
Netback	32.81	39.33	32.22	28.83	33.40
Primary Heavy Crude Oil
Average daily production (before royalties) (bbl/d)	68,473	77,667	88,008	94,262	82,189
Netbacks ($/bbl)
Sales price	52.27	64.71	55.47	49.72	55.38
Transportation	3.47	4.03	3.56	3.63	3.67
Royalties	6.42	8.76	8.10	8.69	8.06
Production expenses	17.30	17.52	17.08	15.03	16.66
Netback	25.08	34.40	26.73	22.37	26.99
Pelican Lake Heavy Crude Oil
Average daily production (before royalties) (bbl/d)	61,240	55,031	60,146	59,013	58,855
Netbacks ($/bbl)
Sales price	56.28	66.71	56.75	51.66	57.82
Transportation	5.49	5.74	5.34	5.03	5.40
Royalties	10.72	12.79	12.28	12.81	12.15
Production expenses	6.69	6.72	6.10	5.38	6.22
Netback	33.38	41.46	33.03	28.44	34.05
Bitumen (Thermal Oil)
Average daily production (before royalties) (bbl/d)	94,146	109,599	206,395	259,387	167,942
Netbacks ($/bbl)
Sales price	48.27	57.61	49.80	42.93	48.27
Transportation	2.88	3.09	4.55	4.04	3.87
Royalties	4.36	4.68	4.65	4.63	4.61
Production expenses	17.95	11.84	9.77	8.65	10.83
Netback	23.08	38.00	30.83	25.61	28.96
SCO
Average daily production (before royalties) (bbl/d)	416,206	374,500	432,203	357,856	395,133
Netbacks ($/bbl)
Sales price	65.86	74.98	71.60	68.67	70.18
Transportation	1.17	1.53	1.16	1.33	1.29
Royalties	2.31	3.79	3.76	3.47	3.31
Production expenses	21.46	24.17	18.82	23.02	21.75
Netback	40.92	45.49	47.86	40.85	43.83
Natural Gas
Average daily production (before royalties) (MMcf/d)	1,454	1,482	1,425	1,411	1,443
Netbacks ($/Mcf)
Sales price	2.88	1.84	1.51	2.52	2.18
Transportation	0.45	0.39	0.38	0.42	0.41
Royalties	0.11	0.07	0.01	0.11	0.07
Production expenses	1.30	1.15	1.07	1.11	1.16
Netback	1.02	0.23	0.05	0.88	0.54

Canadian Natural Resources Limited	50	Year Ended December 31, 2019

Principal Documents Exhibits

	2019
	Q1	Q2	Q3	Q4	Year Ended
Natural Gas Liquids
Average daily production (before royalties) (bbl/d)	44,461	46,250	42,148	41,480	43,572
Netbacks ($/bbl)
Sales price	30.58	30.90	27.09	28.65	29.35
Transportation	2.07	2.22	2.16	2.01	2.12
Royalties	3.32	0.56	1.22	2.17	1.80
Production expenses	8.50	7.91	8.43	7.57	8.10
Netback	16.69	20.21	15.28	16.90	17.33
North Sea Production and Netbacks by Product
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	25,714	27,594	27,454	30,860	27,919
Netbacks ($/bbl)
Sales price	87.61	88.25	83.64	87.76	86.76
Transportation	1.48	1.01	0.64	0.66	0.86
Royalties	0.13	0.22	0.17	0.13	0.16
Production expenses	39.68	37.31	37.11	33.67	36.39
Netback	46.32	49.71	45.72	53.30	49.35
Natural Gas
Average daily production (before royalties) (MMcf/d)	28	23	20	25	24
Netbacks ($/MMcf)
Sales price	10.05	5.34	4.67	5.10	6.52
Transportation	1.37	1.36	1.15	1.23	1.29
Royalties	—	—	—	—	—
Production expenses	2.41	5.09	3.08	3.25	3.40
Netback	6.27	(1.11)	0.44	0.62	1.83
Offshore Africa Production and Netbacks by Product (1)
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	22,155	23,650	21,227	18,495	21,371
Netbacks ($/bbl)
Sales price	81.00	95.33	82.97	70.73	83.68
Transportation	—	—	—	—	—
Royalties	6.93	3.85	4.43	4.60	4.74
Production expenses	9.79	8.40	11.06	16.75	11.21
Netback	64.28	83.08	67.48	49.38	67.73
Natural Gas
Average daily production (before royalties) (MMcf/d)	28	27	24	19	24
Netbacks ($/Mcf)
Sales price	7.34	6.94	7.08	8.58	7.41
Transportation	0.18	0.18	0.18	0.19	0.18
Royalties	0.85	0.59	0.63	0.39	0.63
Production expenses	2.12	2.49	2.78	3.19	2.60
Netback	4.19	3.68	3.49	4.81	4.00
Notes to Production History Tables

1.	Netback values expressed on a per unit basis are based on sales volumes.

2.	Sale Price is net of blending costs and excludes risk management activities.

3.
For SCO only: sales price is also net of feedstock costs; average daily production excludes 3,370 bbl/d of SCO consumed internally as diesel; royalty expense is calculated based on bitumen royalties expensed during the period divided by the corresponding SCO sales volumes; and production expenses are adjusted cash production costs based on sales volumes excluding turnaround periods.

Canadian Natural Resources Limited	51	Year Ended December 31, 2019

Principal Documents Exhibits

Selected Financial Information

($ millions, except per common share amounts)		2019	2018
Product sales		$24,394	$22,282
Crude oil and NGLs		$22,950	$20,668
Natural gas		$1,419	$1,614
Net earnings		$5,416	$2,591
Per common share	– basic	$4.55	$2.13
	– diluted	$4.54	$2.12
Adjusted net earnings from operations (1)		$3,795	$3,263
Per common share	– basic	$3.19	$2.68
	– diluted	$3.18	$2.67
Cash flows from operating activities		$8,829	$10,121
Adjusted funds flow (1)		$10,267	$9,088
Per common share	– basic	$8.62	$7.46
	– diluted	$8.61	$7.43
Total assets		$78,121	$71,559
Total long-term liabilities		$36,493	$34,823
Cash flows used in investing activities		$7,255	$4,814
Net capital expenditures (2)(3)		$7,121	$4,731
Notes to Selected Financial Information

1.
Adjusted net earnings from operations is a non-GAAP measure that the Company utilizes to evaluate its performance, as it demonstrates the Company's ability to generate after-tax operating earnings from its core business areas. Adjusted funds flow (previously referred to as "funds flow from operations") is a non-GAAP measure that the Company considers key to evaluate its performance as it demonstrates the Company's ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The derivation of these two non-GAAP measures is discussed in the "Advisory" section of this AIF. A reconciliation of these non-GAAP measures is provided in the "Financial and Operational Highlights" section of the Company's MD&A for the year ended December 31, 2019.

2.
Net capital expenditures is a non-GAAP measure that the Company considers a key measure as it provides an understanding of the Company's capital spending activities in comparison to the Company's annual capital budget. A reconciliation of the non-GAAP measure net capital expenditures is provided in the "Net Capital Expenditures" section of the Company's MD&A for the year ended December 31, 2019.

3.	Total net capital expenditures in 2019 included Devon acquisition costs.
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

	2019	2018	2017
Cash dividends declared per common share	$1.50	$1.34	$1.10

(1)	On March 4, 2020, the Board of Directors approved an increase in the quarterly dividend to $0.425 per common share, beginning with the dividend payable on April 1, 2020.

Canadian Natural Resources Limited	52	Year Ended December 31, 2019

Principal Documents Exhibits

Description of Capital Structure
COMMON SHARES
The Company is authorized to issue an unlimited number of common shares, without nominal or par value. Holders of common shares are entitled to one vote per share at a meeting of shareholders of the Company, to receive such dividends as declared by the Board of Directors on the common shares and to receive pro-rata the remaining property and assets of the Company upon its dissolution or winding-up, subject to any rights having priority over the common shares.
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

	Senior Unsecured Debt Securities	Commercial Paper	Outlook/Trend (1)
Moody’s Investors Service, Inc. (“Moody’s”) (2)	Baa2	P-2	Stable
S&P Global Ratings (“S&P”) (2)	BBB+	A-2	Stable
DBRS Limited (“DBRS”) (2)	BBB (high)	-	Stable
(1)    The above ratings for Moody's, S&P and DBRS reflect the Company's ratings as at December 31, 2019. Moody’s and S&P assign a rating outlook to the Company and not to individual long-term debt instruments.

(2)     Following the change in commodity prices in March 2020, Moody’s, S&P and DBRS made announcements regarding the Company’s ratings. Moody’s affirmed the Company’s Baa2 senior unsecured rating and P-2 commercial paper rating, with a stable outlook. S&P lowered its long term issuer credit rating of the Company and for senior unsecured debt to BBB and affirmed the Company’s A-2 rating for commercial paper, with a stable outlook. DBRS announced that the Company’s rating was put under review with negative implications.
Credit ratings are intended to provide investors with an independent opinion of the Company's ability to meet its financial obligations as they come due.
Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody’s is assigned to obligations that are judged to be medium-grade and are subject to moderate credit risk. Such securities may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the obligation ranks in the lower end of its generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. A "Negative", "Positive" or "Developing" outlook indicates a higher likelihood of a rating change over the medium term. A "Stable" outlook indicates a low likelihood of a rating change over the medium term. Moody’s credit ratings on commercial paper are on a short-term debt rating scale that ranges from P-1 to NP, representing the range of such securities rated from highest to lowest quality. A rating of P-2 by Moody’s indicates a strong ability to repay short-term obligations.
S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to

Canadian Natural Resources Limited	53	Year Ended December 31, 2019

Principal Documents Exhibits

weaken the obligor's capacity to meet its financial commitments on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term, typically six months to two years. A "Negative", "Positive" or "Developing" outlook indicates a higher likelihood of a rating change during that time period. A “Stable” outlook indicates a low likelihood of a rating change during that time period. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions however an outlook is not necessarily a precursor of a rating change or future CreditWatch action. S&P credit ratings on commercial paper are on a short-term debt rating scale that ranges from A-1 to D, representing the range of such securities rated from highest to lowest quality. A rating of A-2 by S&P indicates that the obligor is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in the highest rating category, but the obligor’s capacity to meet its financial commitment on these obligations is satisfactory.
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
The Company has made payments to Moody’s, S&P and DBRS in connection with the assignment of ratings to our long-term and short-term debt and will make payments to Moody’s, S&P and DBRS in connection with the confirmation of such ratings from time to time. The Company has not made any other payments to the credit rating organizations in the last two years.
Market for Securities
The Company’s common shares are listed and posted for trading on the TSX and the NYSE under the symbol CNQ. Set forth below is the trading activity of the Company’s common shares on the TSX in 2019.

	2019 Monthly Historical Trading on TSX
Month	High	Low	Close	Volume Traded (Shares)
January	$37.33	$31.52	$35.27	74,615,710
February	$38.14	$33.76	$37.38	52,170,334
March	$38.45	$34.50	$36.69	114,497,619
April	$42.56	$36.20	$40.22	71,505,951
May	$40.34	$34.25	$36.51	75,242,425
June	$37.07	$34.60	$35.31	69,591,151
July	$36.48	$31.96	$33.43	50,764,079
August	$33.20	$30.01	$31.81	60,664,429
September	$38.00	$30.73	$35.25	115,371,931
October	$35.68	$32.26	$33.21	57,091,335
November	$37.85	$33.46	$37.11	61,517,537
December	$42.40	$35.91	$42.00	100,979,876
On May 21, 2019, the Company's application was approved for a Normal Course Issuer Bid ("NCIB") to purchase through the facilities of the TSX, alternative Canadian trading platforms, and the NYSE, up to 59,729,706 common shares, over a 12-month period commencing May 23, 2019 and ending May 22, 2020. The Company's NCIB announced in March 2018 expired on May 22, 2019.
During 2019, the Company purchased for cancellation 25,900,000 common shares at a weighted average price of $36.32 per common share. From January 1, 2020 to March 18, 2020, the Company purchased 6,970,000 common shares at a weighted average price of $38.84 per common share.

Canadian Natural Resources Limited	54	Year Ended December 31, 2019

Principal Documents Exhibits

Directors and Executive Officers
The names, municipalities of residence, offices held with the Company and principal occupations of the Directors and Executive Officers of the Company for the five preceding years, are set forth below. Further detail on the Directors and Named Executive Officers are found in the Company’s Information Circular dated March 18, 2020 incorporated herein by reference.

Name	Position Presently Held	Principal Occupation During Past 5 Years

Catherine M. Best, FCA, ICD.D Calgary, Alberta Canada	Director (1)(2) (age 66)
Corporate director. She has served continuously as a director of the Company since November 2003 and is currently serving on the board of directors of Superior Plus Corporation and Badger Daylighting Ltd.   She is also a member of the Board of the Alberta Children’s Hospital Foundation, the Calgary Foundation, The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.

M. Elizabeth Cannon, Ph.D., O.C. Calgary, Alberta Canada	Director (age 57)
Corporate director. She is currently President Emerita and Professor of Engineering at the University of Calgary, having previously served at the University of Calgary as Dean of the Schulich School of Engineering from 2006-2010, and then as President and Vice Chancellor from 2010-2018. She was appointed as a director of the Company on November 5, 2019.

N. Murray Edwards, O.C. St. Moritz, Switzerland	Executive Chairman and Director (age 60)
Corporate director and investor. He has served continuously as a director of the Company since September 1988. Prior to December 2015, he was President of Edco Financial Holdings Ltd. (private management and consulting company). Currently, he is Chairman and serving on the board of directors of Ensign Energy Services Inc. and Magellan Aerospace Corporation.

Timothy W. Faithfull London, England	Director (3)(5) (age 75)
Corporate director. He has served continuously as a director of the Company since November 2010. He is Chairman of the Starehe Endowment Fund in the UK and a Council Member of the Canada – UK Colloquia. He is currently serving on the board of directors of ICE Futures Europe. Mr. Faithfull will not be standing for re-election at the Annual Meeting to be held on May 7, 2020.

Christopher L. Fong Calgary, Alberta Canada	Director (3)(5) (age 70)	Corporate director. He has served continuously as a director of the Company since November 2010. He is currently serving on the board of directors of Computer Modelling Group Ltd.

Canadian Natural Resources Limited	55	Year Ended December 31, 2019

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Ambassador Gordon D. Giffin Atlanta, Georgia U.S.A	Director (1)(4) (age 70)
Partner and Global Vice Chair, Dentons US LLP (law firm); prior thereto Senior Partner, McKenna Long & Aldridge LLP (law firm) from May 2001 until its merger with Dentons in 2015. He has served continuously as a director of the Company since May 2002. Currently serving on the board of directors of Canadian National Railway Company, and TransAlta Corporation.

Wilfred A. Gobert Calgary, Alberta Canada	Director (1)(2)(4) (age 72)	Independent businessman. He has served continuously as a director since November 2010. He is currently serving on the board of directors of Paramount Resources Ltd.
Steve W. Laut Calgary, Alberta Canada	Executive Vice Chairman and Director (5)(6) (age 62)	Officer of the Company. He has served continuously as a director of the Company since August 2006.
Tim S. McKay Calgary, Alberta Canada	President and Director (3) (age 58)	Officer of the Company. He has served continuously as a director of the Company since February 2018.
Honourable Frank J. McKenna P.C., O.C., O.N.B., Q.C. Cap Pelé, New Brunswick Canada	Director (2)(4) (age 72)	Deputy Chair, TD Bank Group (bank). He has served continuously as a director of the Company since August 2006. Currently serving on the board of directors of Brookfield Asset Management Inc.
David A. Tuer Calgary, Alberta Canada	Director (1)(5) (age 70)
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

Annette M. Verschuren, O.C. Toronto, Ontario Canada	Director (2)(3) (age 63)
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

Canadian Natural Resources Limited	56	Year Ended December 31, 2019

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Troy J.P. Andersen Calgary, Alberta Canada	Senior Vice-President, Canadian Conventional Field Operations (age 41)	Officer of the Company.
Trevor J. Cassidy Calgary, Alberta Canada	Senior Vice-President, Thermal (age 46)	Officer of the Company.
Réal M. Cusson Calgary, Alberta Canada	Senior Vice-President, Marketing (age 69)	Officer of the Company.
Darren M. Fichter Calgary, Alberta Canada	Chief Operating Officer, Exploration and Production (age 49)	Officer of the Company.
Allan E. Frankiw Calgary, Alberta Canada	Senior Vice-President, Production (age 63)	Officer of the Company.
Jay E. Froc Calgary, Alberta Canada	Senior Vice-President, Oil Sands Mining and Upgrading (age 54)	Officer of the Company.
Ronald K. Laing Calgary, Alberta Canada	Senior Vice-President, Corporate Development and Land (age 50)	Officer of the Company.
Pamela A. McIntyre Calgary, Alberta Canada	Senior Vice-President, Safety, Risk Management and Innovation (age 57)	Officer of the Company.
Paul M. Mendes Calgary, Alberta Canada	Vice-President, Legal, General Counsel and Corporate Secretary (age 54)	Officer of the Company.
William R. Peterson Calgary, Alberta Canada	Senior Vice-President, Development Operations (age 53)	Officer of the Company.

Canadian Natural Resources Limited	57	Year Ended December 31, 2019

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Kendall W. Stagg Calgary, Alberta Canada	Senior Vice-President, Exploration (age 58)	Officer of the Company.
Mark A. Stainthorpe Calgary, Alberta Canada	Chief Financial Officer and Senior Vice-President, Finance(7) (age 42)
Officer of the Company since March 2018. Prior thereto Manager, Investor Relations until May 2015, Manager, Treasury from May 2015 to February 2016, Director, Treasury and Investor Relations from March 2016 to March 2018, and most recently Vice-President, Finance - Capital Markets from March 2018 to March 2019.

Scott G. Stauth Calgary, Alberta Canada	Chief Operating Officer, Oil Sands (age 54)	Officer of the Company.
Betty Yee Calgary, Alberta Canada	Vice-President, Land (age 55)	Officer of the Company.
Robin S. Zabek Calgary, Alberta Canada	Senior Vice-President, Exploitation (age 48)	Officer of the Company.

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Health, Safety, Asset Integrity and Environmental Committee.

(4)	Member of the Nominating, Governance and Risk Committee.

(5)	Member of the Reserves Committee.

(6)	Mr. Steve W. Laut will step back as Executive Vice-Chairman on or before the Annual Meeting on May 7, 2020 and will stand for re-election to the Board of Directors at the 2020 Annual Meeting.

(7)
Mr. Mark A. Stainthorpe replaced Mr. Corey B. Bieber as Chief Financial Officer and Senior Vice-President, Finance effective March 29, 2019. Mr. Bieber continues with the Company as Executive Advisor and as a member of the Company's Management Committee.

All directors stand for election at each Annual Meeting of the Company's Shareholders. All of the current directors were elected to the Board at the last Annual and Special Meeting of the Company's Shareholders held on May 9, 2019 with the exception of Dr. M. Elizabeth Cannon, who was appointed to the Board of Directors effective November 5, 2019.
As at December 31, 2019, the directors and executive officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, in the aggregate, approximately 28 million common shares (approximately 2%) of the total outstanding common shares of 1,187 million (approximately 3% after the exercise of options held by them pursuant to the Company’s stock option plan).
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

Canadian Natural Resources Limited	58	Year Ended December 31, 2019

Principal Documents Exhibits

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
From time to time, the Company is the subject of litigation arising out of the Company's normal course of operations. Damages claimed under such litigation may be material and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself in such litigation. There are currently no legal proceedings to which the Company is or was a party, or that any of its property is or was the subject of, which would be expected to have a material impact on the Company's financial condition and is not aware of any such legal proceedings that are contemplated.
During the year ended December 31, 2019, there were no penalties or sanctions imposed against the Company by a court of competent jurisdiction or other regulatory body relating to securities legislation or by a securities regulatory authority and the Company has not entered into any settlement agreements before a court of competent jurisdiction or other regulatory body relating to securities legislation or with a securities regulatory authority.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
No director, executive officer or principal shareholder of the Company, or associate or affiliate of those persons, has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.
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
INTERESTS OF EXPERTS
The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated March 4, 2020 in respect of the Company’s consolidated financial statements as at December 31, 2019 and December 31, 2018 and for each of the three years in the period ended December 31, 2019 and the Company’s internal control over financial reporting as at December 31, 2019. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct with Guidance of the Chartered Professional Accountants of Alberta and the rules of the US Securities and Exchange Commission.
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
AUDIT COMMITTEE INFORMATION
Audit Committee Members
The Audit Committee of the Board of Directors is comprised of Ms. C. M. Best, Chair, Messrs. G. D. Giffin, W.A. Gobert and D. A. Tuer, each of whom is independent and financially literate as those terms are defined under Canadian securities regulations, National Instrument 52-110 and the NYSE listing standards as they pertain to audit committees of listed issuers. The education and experience of each member of the Audit Committee relevant to their responsibilities as an Audit Committee member is described below.

Canadian Natural Resources Limited	59	Year Ended December 31, 2019

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
Mr. W.A. Gobert holds an MBA (Finance) degree from McMaster University as well as a Bachelor of Science (Honours) degree from the University of Windsor and holds a Chartered Financial Analyst (CFA) designation.  Mr. Gobert was Vice Chair of Peters & Co. Limited, an independent, fully integrated investment dealer specializing in providing comprehensive investment research, and acting as an active underwriter and financial advisor specializing in the Canadian energy sector.  During his 27 year career with Peters & Co. Limited, Mr. Gobert developed expertise in connection with the review, analysis and evaluation of financial statements that presented a variety of complex accounting issues and subsequently supervised and oversaw individuals directly engaged in the review, analysis and evaluation of similarly complex financial disclosure. As a result, Mr. Gobert developed an understanding of generally accepted accounting principles, financial statements, internal controls and financial reporting. Mr. Gobert qualifies as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act of 2002.
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
Auditor Service Fees
The Audit Committee of the Board of Directors in 2019 approved specified audit and non-audit services to be performed by PricewaterhouseCoopers LLP (“PwC”). The services provided include: (i) the annual audit of the Company's consolidated financial statements and internal controls over financial reporting, reviews of the Company's quarterly unaudited consolidated financial statements, audits of certain of the Company's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings as set out in "Audit fees" in the table below; (ii) audit related services including pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters as set out in "Tax fees" in the table below; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library as set out in "All other fees" in the table below.

Auditor service (000’s)	2019	2018
Audit fees	$2,580	$2,597
Audit related fees	536	425
Tax fees	426	443
All other fees	32	30
Total	$3,574	$3,495
The Charter of the Audit Committee of the Company is attached as Schedule “C” to this AIF.

Canadian Natural Resources Limited	60	Year Ended December 31, 2019

Principal Documents Exhibits

ADDITIONAL INFORMATION
Additional information relating to the Company can be found on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.
Additional information including Directors' and Executive Officers' remuneration and indebtedness, Director nominees standing for re-election, principal holders of the Company's securities, options to purchase the Company's securities and interest of insiders in material transactions is contained in the Company's Notice of Annual Meeting and Information Circular dated March 18, 2020 in connection with the Annual Meeting of Shareholders of the Company to be held on May 7, 2020 which information is incorporated herein by reference. Additional financial information and discussion of the affairs of the Company and the business environment in which the Company operates is provided in the Company's MD&A, Consolidated Financial Statements and Supplementary Oil & Gas Information for the most recently completed fiscal year ended December 31, 2019 found on pages 10 to 49, 56 to 98 and 99 to 106 respectively, of the 2019 Annual Report to the Shareholders, which information is incorporated herein by reference.
For additional copies of this AIF, please contact:
Corporate Secretary of the Corporation at:
2100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8

Canadian Natural Resources Limited	61	Year Ended December 31, 2019

Principal Documents Exhibits

SCHEDULE “A”
FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
Report on Reserves Data
To the Board of Directors of Canadian Natural Resources Limited (the “Company”):

1.
We have evaluated and reviewed the Company’s North America, United Kingdom and Offshore Africa petroleum and natural gas reserves data as at December 31, 2019. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2019, estimated using forecast prices and costs.

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

5.
The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and reviewed for the year ended December 31, 2019, and identifies the respective portions thereof that we have evaluated and reviewed and reported on to the Company’s management and board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
			Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	December 31, 2019	Canada and USA	—	46,370	1,491	47,861
Sproule International Limited	December 31, 2019	United Kingdom and Offshore Africa	—	7,938	—	7,938
Total			—	54,308	1,491	55,799

6.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Canadian Natural Resources Limited	62	Year Ended December 31, 2019

Principal Documents Exhibits

Executed as to our report referred to above:

Sproule Associates Limited Calgary, Alberta, Canada, March 4, 2020	Sproule International Limited Calgary, Alberta, Canada, March 4, 2020
Original Signed By SIGNED "GARY R. FINNIS" Gary R. Finnis, P.Eng. Senior Manager, Engineering	Original Signed By SIGNED "MEGHAN M. KLEIN" Meghan M. Klein, P.Eng. Senior Manager, Engineering
Original Signed By SIGNED "NORA T. STEWART" Nora T. Stewart, P.Eng. Senior Vice President	Original Signed By SIGNED "SCOTT W. PENNELL" Scott W. Pennell, P.Eng. COO
Original Signed By SIGNED "ALEC KOVALTCHOUK" Alec Kovaltchouk, P.Geo. Vice President, Geoscience	Original Signed By SIGNED "ALEC KOVALTCHOUK" Alec Kovaltchouk, P.Geo. Vice President, Geoscience

Canadian Natural Resources Limited	63	Year Ended December 31, 2019

Principal Documents Exhibits

FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
Report on Reserves Data
To the Board of Directors of Canadian Natural Resources Limited (the “Company”):

1.
We have evaluated the Company’s Canadian Oil Sands Mining and Upgrading reserves data as at December 31, 2019. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2019, estimated using forecast prices and costs.

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

5.
The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2019, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management and board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants Ltd.	December 31, 2019	Canada	—	71,969	—	71,969
Total			—	71,969	—	71,969

6.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Canadian Natural Resources Limited	64	Year Ended December 31, 2019

Principal Documents Exhibits

Executed as to our report referred to above.

GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada, March 4, 2020
Original Signed By SIGNED "TIM R. FREEBORN" Tim R. Freeborn, P.Eng. Vice President Mineable Oil Sands and Shales

Canadian Natural Resources Limited	65	Year Ended December 31, 2019

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

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Canadian Natural Resources Limited	66	Year Ended December 31, 2019

Principal Documents Exhibits

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Original Signed By

SIGNED "TIM S. MCKAY"
Tim S. McKay
President

Original Signed By

SIGNED "MARK A. STAINTHORPE"
Mark A. Stainthorpe
Chief Financial Officer and Senior Vice President, Finance

Original Signed By

SIGNED "DAVID A. TUER"
David A. Tuer
Independent Director and Chair of the Reserves Committee

Original Signed By

SIGNED "CATHERINE M. BEST"
Catherine M. Best
Independent Director and Chair of the Audit Committee

Dated this 4th day of March, 2020

Canadian Natural Resources Limited	67	Year Ended December 31, 2019

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

6.	Meetings of the Audit Committee shall be conducted as follows:

Canadian Natural Resources Limited	68	Year Ended December 31, 2019

Principal Documents Exhibits

(a)	the Audit Committee shall meet at least four (4) times annually at such times and at such locations as may be requested by the Chair of the Audit Committee;

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

C.	other material written communications between the independent auditor and management;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Corporation’s financial and auditing personnel;

Canadian Natural Resources Limited	69	Year Ended December 31, 2019

Principal Documents Exhibits

(iv)	cooperation received from the Corporation’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Corporation;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;

(viii)	the non-audit services provided by the independent auditors; and,

(ix)	consider the independent auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles and critical accounting estimates as applied in its financial reporting.

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

(f)	to review and consider management's assessment and report on the Corporation's cyber risk and cybersecurity measures implemented by the Corporation in response to those risks;

(g)	to establish procedures for:

Canadian Natural Resources Limited	70	Year Ended December 31, 2019

Principal Documents Exhibits

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

Canadian Natural Resources Limited	71	Year Ended December 31, 2019

Canadian Natural Resources Limited
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Canadian Natural Resources Limited	1	Year Ended December 31, 2019

Principal Documents Exhibits

Consolidated Financial Statements

Canadian Natural Resources Limited	1	Year Ended December 31, 2019

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
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has been engaged, as approved by a vote of the shareholders at the Company’s most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:

•	the Company’s consolidated financial statements as at and for the year ended December 31, 2019; and

•	the effectiveness of the Company’s internal control over financial reporting as at December 31, 2019.
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

SIGNED "TIM S. MCKAY"	SIGNED "MARK STAINTHORPE"	SIGNED "RONALD D. KIM"
TIM S. MCKAY	MARK STAINTHORPE, CFA	RONALD D. KIM, CA
President	Chief Financial Officer and Senior Vice-President, Finance	Vice-President, Finance and Principal Accounting Officer

Calgary, Alberta, Canada
March 18, 2020

Canadian Natural Resources Limited	2	Year Ended December 31, 2019

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
Based on the assessment, management has concluded that the Company’s internal control over financial reporting is effective as at December 31, 2019. Management recognizes that all internal control systems have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has provided an opinion on the Company’s internal control over financial reporting as at December 31, 2019, as stated in their accompanying Report of Independent Registered Public Accounting Firm.

SIGNED "TIM S. MCKAY"	SIGNED "MARK STAINTHORPE"
TIM S. MCKAY	MARK STAINTHORPE, CFA
President	Chief Financial Officer and Senior Vice-President, Finance

Calgary, Alberta, Canada
March 18, 2020

Canadian Natural Resources Limited	3	Year Ended December 31, 2019

Principal Documents Exhibits

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Canadian Natural Resources Limited
OPINIONS ON THE FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
We have audited the accompanying consolidated balance sheets of Canadian Natural Resources Limited and its subsidiaries (together, the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 due to the adoption of IFRS 16, Leases.
BASIS FOR OPINIONS
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Canadian Natural Resources Limited	4	Year Ended December 31, 2019

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
CRITICAL AUDIT MATTERS
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
The impact of Crude Oil and Natural Gas Reserves on Property, Plant and Equipment Assets in the North America Exploration and Production and Oil Sands Mining and Upgrading segments
As described in Notes 1, 4, and 7 to the Company’s consolidated financial statements, the property, plant and equipment ("PP&E") balances in the North America Exploration and Production and Oil Sands Mining and Upgrading segments was $26.1 billion and $38.8 billion, respectively, as at December 31, 2019. Depletion, depreciation and amortization ("DD&A") expense for the North America Exploration and Production and Oil Sands Mining and Upgrading segments was $3.2 billion and $1.6 billion, respectively, for the year ended December 31, 2019. In accordance with the Company’s accounting policies, crude oil and natural gas properties in the North America Exploration and Production segment, excluding major components, and mine-related costs in the Oil Sands Mining and Upgrading segment are depleted using the unit-of-production method based on proved reserves. PP&E assets are grouped for recoverability assessment purposes into cash generating units ("CGUs") and a CGU's recoverable amount is the higher of its fair value less costs of disposal and its value in use. The assessment of a CGU’s recoverability requires the use of estimates and assumptions, including information on future commodity prices, expected production volumes, quantity of crude oil and natural gas reserves, asset retirement obligations, future development and operating costs, after-tax discount rates, and income taxes. Estimates of the Company’s crude oil and natural gas reserves are based on engineering data, estimated future prices and production costs, expected future rates of production, and the timing and amount of future development expenditures, all of which are subject to many uncertainties, interpretations, and judgements.
Management utilizes third party specialists, specifically independent qualified reserve evaluators to evaluate, review and report to the Company’s management and Board of Directors on its estimates of crude oil and natural gas reserves.  These estimates are utilized for both the determination of the recoverable amounts of PP&E and the calculation of DD&A expense.
The principal considerations for our determination that performing procedures relating to the impact of crude oil and natural gas reserves on PP&E assets in the North America Exploration and Production and Oil Sands Mining and Upgrading segments is a critical audit matter are that there was a significant amount of judgment required by management, including the use of specialists, when developing the estimates, specifically related to the estimates of crude oil and natural gas reserves and the recoverable amount of the PP&E assets in the North America Exploration and Production and Oil Sands Mining and Upgrading segments. This led to a high degree of auditor judgment, effort, and subjectivity in performing procedures and evaluating evidence obtained related to the significant assumptions used in developing the estimates, including estimates of expected future rates of production, future commodity pricing, and future development and operating costs.

Canadian Natural Resources Limited	5	Year Ended December 31, 2019

Principal Documents Exhibits

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls in the North America Exploration and Production and Oil Sands Mining and Upgrading segments relating to management’s estimates of the Company’s crude oil and natural gas reserves, management’s assessment of PP&E recoverability, and the calculation of DD&A expense. These procedures also included, among others, testing management’s process for determining the recoverable amount of the PP&E in the North America Exploration and Production and Oil Sands Mining and Upgrading segments, and DD&A expense for the North America Exploration and Production and Oil Sands Mining and Upgrading segments. Testing management’s process for determining these estimates included (i) evaluating the appropriateness of the methods used by management in making these estimates; (ii) testing the completeness, accuracy and relevance of underlying data used in management’s analysis in developing these estimates; (iii) evaluating the significant assumptions used in developing the underlying estimates, including assumptions of expected future rates of production, future commodity pricing, and future development and operating costs; and (iv) testing the unit-of-production rates used to calculate DD&A expense. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimates of crude oil and natural gas reserves used to determine DD&A expense and the recoverable amounts of PP&E for the North America Exploration and Production and Oil Sands Mining and Upgrading segments. As a basis for using this work, the specialists’ qualifications and objectivity were understood, as well as the methods and assumptions used by the specialists. The procedures performed also included tests of data used by the specialists and an evaluation of their findings. Evaluating the significant assumptions used by management’s specialists also involved evaluating whether the assumptions used were reasonable considering the past performance of the Company, consistency with industry pricing forecasts, and whether they were consistent with evidence obtained in other areas of the audit.

SIGNED "PricewaterhouseCoopers LLP"
Chartered Professional Accountants

Calgary, Canada
March 18, 2020

We have served as the Company's auditor since 1973.

Canadian Natural Resources Limited	6	Year Ended December 31, 2019

Principal Documents Exhibits

Consolidated Balance Sheets

As at December 31	Note	2019	2018
(millions of Canadian dollars)
ASSETS
Current assets
Cash and cash equivalents		$139	$101
Accounts receivable		2,465	1,148
Current income taxes receivable		13	—
Inventory	5	1,152	955
Prepaids and other		174	176
Investments	9	490	524
Current portion of other long-term assets	10	54	116
		4,487	3,020
Exploration and evaluation assets	6	2,579	2,637
Property, plant and equipment	7	68,043	64,559
Lease assets	8	1,789	—
Other long-term assets	10	1,223	1,343
		$78,121	$71,559

LIABILITIES
Current liabilities
Accounts payable		$816	$779
Accrued liabilities		2,611	2,356
Current income taxes payable		—	151
Current portion of long-term debt	11	2,391	1,141
Current portion of other long-term liabilities	8,12	819	335
		6,637	4,762
Long-term debt	11	18,591	19,482
Other long-term liabilities	8,12	7,363	3,890
Deferred income taxes	13	10,539	11,451
		43,130	39,585
SHAREHOLDERS’ EQUITY
Share capital	14	9,533	9,323
Retained earnings		25,424	22,529
Accumulated other comprehensive income	15	34	122
		34,991	31,974
		$78,121	$71,559
Commitments and contingencies (note 20).
Approved by the Board of Directors on March 18, 2020

SIGNED "CATHERINE M. BEST"	SIGNED "N. MURRAY EDWARDS"
CATHERINE M. BEST	N. MURRAY EDWARDS
Chair of the Audit Committee	Executive Chairman of the Board
and Director	of Directors and Director

Canadian Natural Resources Limited	7	Year Ended December 31, 2019

Principal Documents Exhibits

Consolidated Statements of Earnings

For the years ended December 31
(millions of Canadian dollars, except per common share amounts)	Note	2019	2018	2017 (1)
Product sales	22	$24,394	$22,282	$18,360
Less: royalties		(1,523)	(1,255)	(1,018)
Revenue		22,871	21,027	17,342
Expenses
Production		6,277	6,464	5,675
Transportation, blending and feedstock		4,699	4,189	3,529
Depletion, depreciation and amortization	7,8	5,546	5,161	5,186
Administration		344	325	319
Share-based compensation	12	223	(146)	134
Asset retirement obligation accretion	12	190	186	164
Interest and other financing expense	18	836	739	631
Risk management activities	19	77	(134)	35
Foreign exchange (gain) loss		(570)	827	(787)
Gain on acquisition, disposition and revaluation of properties	6,7	—	(452)	(379)
Loss (gain) from investments	9,10	293	346	(38)
		17,915	17,505	14,469
Earnings before taxes		4,956	3,522	2,873
Current income tax expense (recovery)	13	434	374	(164)
Deferred income tax (recovery) expense	13	(894)	557	640
Net earnings		$5,416	$2,591	$2,397
Net earnings per common share
Basic	17	$4.55	$2.13	$2.04
Diluted	17	$4.54	$2.12	$2.03

(1)
In connection with adoption of IFRS 15 on January 1, 2018, the Company has reclassified certain comparative amounts in a manner consistent with the presentation adopted for the year ended December 31, 2018.

Consolidated Statements of Comprehensive Income

For the years ended December 31
(millions of Canadian dollars)	2019	2018	2017
Net earnings	$5,416	$2,591	$2,397
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income, net of taxes of $13 million (2018 – $nil, 2017 – $9 million)	99	5	53
Reclassification to net earnings, net of taxes of $5 million (2018 – $6 million, 2017 – $5 million)	(41)	(39)	(33)
	58	(34)	20
Foreign currency translation adjustment
Translation of net investment	(146)	224	(158)
Other comprehensive income (loss), net of taxes	(88)	190	(138)
Comprehensive income	$5,328	$2,781	$2,259

Canadian Natural Resources Limited	8	Year Ended December 31, 2019

Principal Documents Exhibits

Consolidated Statements of Changes in Equity

For the years ended December 31
(millions of Canadian dollars)	Note	2019	2018	2017
Share capital	14
Balance – beginning of year		$9,323	$9,109	$4,671
Issued upon exercise of stock options		360	332	466
Previously recognized liability on stock options exercised for common shares		53	120	154
Purchase of common shares under Normal Course Issuer Bid		(203)	(238)	—
Issued for the acquisition of AOSP and other assets (1)	7	—	—	3,818
Balance – end of year		9,533	9,323	9,109
Retained earnings
Balance – beginning of year		22,529	22,612	21,526
Net earnings		5,416	2,591	2,397
Dividends on common shares	14	(1,783)	(1,630)	(1,311)
Purchase of common shares under Normal Course Issuer Bid	14	(738)	(1,044)	—
Balance – end of year		25,424	22,529	22,612
Accumulated other comprehensive income (loss)	15
Balance – beginning of year		122	(68)	70
Other comprehensive income (loss), net of taxes		(88)	190	(138)
Balance – end of year		34	122	(68)
Shareholders’ equity		$34,991	$31,974	$31,653

(1)
During 2017, in connection with the acquisition of direct and indirect interests in the Athabasca Oil Sands Project ("AOSP") and other assets, the Company issued non-cash share consideration of $3,818 million (see note 7).

Canadian Natural Resources Limited	9	Year Ended December 31, 2019

Principal Documents Exhibits

Consolidated Statements of Cash Flows

For the years ended December 31
(millions of Canadian dollars)	Note	2019	2018	2017
Operating activities
Net earnings		$5,416	$2,591	$2,397
Non-cash items
Depletion, depreciation and amortization		5,546	5,161	5,186
Share-based compensation		223	(146)	134
Asset retirement obligation accretion		190	186	164
Unrealized risk management loss (gain)		13	(35)	37
Unrealized foreign exchange (gain) loss		(548)	706	(821)
Realized foreign exchange loss on repayment of US dollar securities		—	146	—
Gain on acquisition, disposition and revaluation of properties		—	(452)	(379)
Loss (gain) from investments		321	374	(11)
Deferred income tax (recovery) expense		(894)	557	640
Other		(109)	(23)	(110)
Abandonment expenditures		(296)	(290)	(274)
Net change in non-cash working capital	21	(1,033)	1,346	299
Cash flows from operating activities		8,829	10,121	7,262
Financing activities
Issue (repayment) of bank credit facilities and commercial paper, net	11,21	2,025	(1,595)	2,222
(Repayment) issue of medium-term notes	11,21	(1,000)	—	1,791
(Repayment) issue of US dollar debt securities	11,21	—	(1,236)	2,733
Payment of lease liabilities	8	(237)	—	—
Issue of common shares on exercise of stock options		360	332	466
Dividends on common shares		(1,743)	(1,562)	(1,252)
Purchase of common shares under Normal Course Issuer Bid		(941)	(1,282)	—
Cash flows (used in) from financing activities		(1,536)	(5,343)	5,960
Investing activities
Net expenditures on exploration and evaluation assets	21	(73)	(266)	(124)
Net expenditures on property, plant and equipment		(3,535)	(4,175)	(4,574)
Acquisition of Devon assets (1)	7	(3,412)	—	—
Acquisition of AOSP and other assets, net of cash acquired (2)	7	—	—	(8,630)
Investment in other long-term assets		—	(28)	(87)
Net change in non-cash working capital	21	(235)	(345)	313
Cash flows used in investing activities		(7,255)	(4,814)	(13,102)
Increase (decrease) in cash and cash equivalents		38	(36)	120
Cash and cash equivalents – beginning of year		101	137	17
Cash and cash equivalents – end of year		$139	$101	$137
Interest paid on long-term debt, net		$865	$911	$725
Income taxes paid (received)		$445	$(225)	$(792)

(1)	The acquisition of assets from Devon Canada Corporation ("Devon") in 2019 includes net working capital and other long-term assets of $195 million (see note 7).

(2)	The acquisition of AOSP in 2017 includes net working capital of $291 million and excludes non-cash share consideration of $3,818 million (see note 7).

Canadian Natural Resources Limited	10	Year Ended December 31, 2019

Principal Documents Exhibits

Notes to the Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars, unless otherwise stated)

1. Accounting Policies
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom ("UK") portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in AOSP.
Within Western Canada, in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
The Company’s consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies adopted by the Company under IFRS are set out below. The Company has consistently applied the same accounting policies throughout all periods presented, except where IFRS permits new accounting standards to be adopted prospectively. Changes in the Company's accounting policies are discussed in note 2.
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
Certain of the Company’s activities are conducted through joint arrangements in which two or more parties have joint control. Where the Company has determined that it has a direct ownership interest in jointly controlled assets and obligations for the liabilities (a "joint operation"), the assets, liabilities, revenue and expenses related to the joint operation are included in the consolidated financial statements in proportion to the Company’s interest. Where the Company has determined that it has an interest in jointly controlled entities (a "joint venture"), it uses the equity method of accounting. Under the equity method, the Company’s initial and subsequent investments are recognized at cost and subsequently adjusted for the Company’s share of the joint venture’s income or loss, less distributions received. If the Company’s share of the joint venture’s loss equals or exceeds its interest in the joint venture, the Company discontinues recognizing its share of further losses. The Company resumes recognizing profits when its share of profits exceeds the accumulated share of losses not recognized.
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

Canadian Natural Resources Limited	11	Year Ended December 31, 2019

Principal Documents Exhibits

(D) INVENTORY
Inventory is primarily comprised of product inventory and materials and supplies and is carried at the lower of cost and net realizable value. Product inventory is comprised of crude oil held for sale, including pipeline linefill and crude oil stored in floating production, storage and offloading vessels ("FPSO"). Cost of product inventory consists of purchase costs, direct production costs, directly attributable overhead and depletion, depreciation and amortization and is determined on a first-in, first-out basis. Net realizable value for product inventory is determined by reference to forward prices. Cost for materials and supplies consists of purchase costs and is based on a first-in, first-out or an average cost basis. Net realizable value for materials and supplies is determined by reference to current market prices.
(E) EXPLORATION AND EVALUATION ASSETS
Exploration and evaluation ("E&E") assets consist of the Company’s crude oil and natural gas exploration projects that are pending the determination of proved reserves.
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
E&E assets are also tested for impairment when facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount, by comparing the relevant costs to the fair value of the related Cash Generating Units ("CGUs"), aggregated at a segment level. Indications of impairment include leases approaching expiry, the existence of low benchmark commodity prices for an extended period of time, significant downward revisions in estimated probable reserves volumes, significant increases in estimated future exploration or development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks.
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
Crude oil and natural gas properties are depleted using the unit-of-production method over proved reserves, except for certain major components, which are depreciated using a straight-line method over their estimated useful lives. The unit-of-production depletion rate takes into account expenditures incurred to date, together with future development expenditures required to develop proved reserves.
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

Canadian Natural Resources Limited	12	Year Ended December 31, 2019

Principal Documents Exhibits

Midstream, Refining and Head Office
The Company capitalizes all costs that expand the capacity or extend the useful life of the midstream, refining and head office assets. Midstream and Refining assets are depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 30 years. Head office assets are depreciated on a declining balance basis.
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

Canadian Natural Resources Limited	13	Year Ended December 31, 2019

Principal Documents Exhibits

(J) LEASES
At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: the contract involves the use of an identified asset; the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and, the Company has the right to direct the use of the asset.
The Company recognizes a lease asset and a lease liability at the commencement date of the lease contract, which is the date that the lease asset is available to the Company. The lease asset is initially measured at cost. The cost of a lease asset includes the amount of the initial measurement of the lease liability, lease payments made prior to the commencement date, initial direct costs and estimates of the asset retirement obligation, if any. Subsequent to initial recognition, the lease asset is depreciated using the straight-line method over the earlier of the end of the useful life of the lease asset or the lease term.
Lease liabilities are initially measured at the present value of lease payments discounted at the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate. Lease payments include fixed lease payments, variable lease payments based on indices or rates, residual value guarantees, and purchase options expected to be exercised. Subsequent to initial recognition, the lease liability is measured at amortized cost using the effective interest method. Lease liabilities are remeasured if there are changes in the lease term or if the Company changes its assessment of whether it is reasonably certain it will exercise a purchase, extension or termination option. Lease liabilities are also remeasured if there are changes in the estimate of the amounts payable under the lease due to changes in indices or rates, or residual value guarantees.
Lease assets are reported in a separate caption in the consolidated balance sheet. Lease liabilities are reported within other long-term liabilities in the consolidated balance sheet.
Depreciation on lease assets used in the construction of property, plant and equipment is capitalized to the cost of those assets over their period of use until such time as the property, plant and equipment is substantially available for its intended use.
Where the Company acts as the operator of a joint operation, the Company recognizes 100% of the related lease asset and lease liability. As the Company recovers its joint operation partners' share of the costs of the lease contract, these recoveries are recognized as other income in the consolidated statements of earnings.
On January 1, 2019 the Company adopted IFRS 16 "Leases" (see note 2) and as permitted in the transition requirements of the standard, the Company continues to account for leases for the years ended December 31, 2018 and 2017 in accordance with the Company's previous accounting policy for leases as follows:
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

Canadian Natural Resources Limited	14	Year Ended December 31, 2019

Principal Documents Exhibits

(L) FOREIGN CURRENCY TRANSLATION
Functional and presentation currency
Items included in the financial statements of the Company’s subsidiary companies and partnerships are measured using the currency of the primary economic environment in which the subsidiary operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.
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
On January 1, 2018 the Company adopted IFRS 15 "Revenue from Contracts with Customers" and as permitted in the transition requirements of the standard, the Company continues to report revenue for the year ended December 31, 2017 in accordance with the Company's previous accounting policy for revenue and cost of goods sold as follows:
Revenue from the sale of crude oil and natural gas is recognized when title passes to the customer, delivery has taken place and collection is reasonably assured. The Company assesses customer creditworthiness, both before entering into contracts and throughout the revenue recognition process.
(N) PRODUCTION SHARING CONTRACTS
Production generated from Côte d’Ivoire and Gabon in Offshore Africa is shared under the terms of various Production Sharing Contracts ("PSCs"). Product sales are divided into cost recovery oil and profit oil. Cost recovery oil allows the Company to recover its capital and production costs and the costs carried by the Company on behalf of the respective government state oil companies (the "Governments"). Profit oil is allocated to the joint venture partners in accordance with their respective equity interests, after a portion has been allocated to the Governments. The Governments’ share

Canadian Natural Resources Limited	15	Year Ended December 31, 2019

Principal Documents Exhibits

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
(P) SHARE-BASED COMPENSATION
The Company’s Stock Option Plan (the "Option Plan") provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The liability for awards granted to employees is initially measured based on the grant date fair value of the awards and the number of awards expected to vest. The awards are re-measured each reporting period for subsequent changes in the fair value of the liability. Fair value is determined using the Black-Scholes valuation model under a graded vesting method. Expected volatility is estimated based on historic results. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares under the Option Plan, consideration paid by the employee and any previously recognized liability associated with the stock options are recorded as share capital.
The Performance Share Unit ("PSU") plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met. PSUs vest three years from original grant date. The liability for PSUs is initially measured in reference to the Company's stock price and the number of awards expected to vest and is re-measured at each reporting period for changes in the fair value of the liability.
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

Canadian Natural Resources Limited	16	Year Ended December 31, 2019

Principal Documents Exhibits

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
On January 1, 2018 the Company adopted IFRS 9 "Financial Instruments" and as permitted in the transition requirements of the standard, the Company continues to report impairment of financial assets for the year ended December 31, 2017 in accordance with the Company's previous accounting policy for impairment of financial assets as follows:
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

Canadian Natural Resources Limited	17	Year Ended December 31, 2019

Principal Documents Exhibits

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

Canadian Natural Resources Limited	18	Year Ended December 31, 2019

Principal Documents Exhibits

2. Changes in Accounting Policies
IFRS 16 "LEASES"
In January 2016, the IASB issued IFRS 16 "Leases", which provides guidance on accounting for leases. The new standard replaced IAS 17 "Leases" and related interpretations. IFRS 16 eliminates the distinction between operating leases and financing leases for lessees and generally requires balance sheet recognition for all leases. Certain short-term (12 months or less) and low-value leases are exempt from the requirements, and the Company continues to treat these leases as expenses. Leases to explore for or use crude oil, natural gas, minerals and similar non-regenerative resources are also exempt from the standard.
The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach with no impact to opening retained earnings at the date of adoption. In accordance with the transitional provisions in the standard, balances reported in the comparative periods have not been restated and continue to be reported using the Company's previous accounting policy under IAS 17.
On adoption, the Company applied the following practical expedients under the standard. Certain expedients are on a lease-by-lease basis and others are applicable by class of underlying assets:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	leases with a remaining lease term of twelve months or less as at January 1, 2019 were treated as short-term leases;

•	exclusion of initial direct costs for the measurement of lease assets at the date of initial application; and

•	the application of the Company's previous assessment for onerous contracts under IAS 37, instead of re-assessing impairment on the Company's lease assets as at January 1, 2019.
The Company did not apply any practical expedients pertaining to grandfathering of leases assessed under the previous standard.
In connection with the adoption of IFRS 16, the Company recognized lease liabilities (included in other long-term liabilities) of $1,539 million, measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate at the transition date. Lease assets were measured at an amount equal to the lease liability. The adoption of IFRS 16 resulted in increases in depletion, depreciation and amortization expense and interest expense and corresponding decreases in production, transportation and administration expenses. Under the new standard, the Company reports cash outflows for payment of the principal portion of the lease liability as cash flows used in financing activities. The interest portion of the lease payments is classified as cash flows from operating activities.
Further details of the Company's lease assets and lease liabilities on transition to the new Leases standard at January 1, 2019 and as at December 31, 2019 are shown in note 8.
CHANGES IN OTHER ACCOUNTING POLICIES
In October 2017, the IASB issued amendments to IAS 28 "Investments in Associates and Joint Ventures" to clarify that the impairment provisions in IFRS 9 apply to financial instruments in an associate or joint venture that are not accounted for using the equity method, including long-term assets that form part of the net investment in the associate or the joint venture. The Company retrospectively adopted the amendments on January 1, 2019. These amendments did not have a significant impact on the Company's consolidated financial statements.
In June 2017, the IASB issued IFRIC 23 "Uncertainty over Income Tax Treatments". The interpretation provides guidance on how to reflect the effects of uncertainty in accounting for income taxes where IAS 12 is unclear. The Company adopted the interpretation on January 1, 2019. The interpretation did not have a significant impact on the Company's consolidated financial statements.

Canadian Natural Resources Limited	19	Year Ended December 31, 2019

Principal Documents Exhibits

3. Accounting Standards Issued But Not Yet Applied
In October 2018, the IASB issued amendments to IFRS 3 "Definition of a Business" that narrowed and clarified the definition of a business. The amendments permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments are effective January 1, 2020 with earlier adoption permitted. The amendments apply to business combinations after the date of adoption. The Company prospectively adopted the amendments on January 1, 2020.
In October 2018, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS Standards. Materiality is used in making judgments related to the preparation of financial statements. The amendments are effective January 1, 2020 with earlier adoption permitted. The Company prospectively adopted the amendments on January 1, 2020.
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

Canadian Natural Resources Limited	20	Year Ended December 31, 2019

Principal Documents Exhibits

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
(I) LEASES
Purchase, extension and termination options are included in certain of the Company's leases to provide operational flexibility. To measure the lease liability, the Company uses judgment to assess the likelihood of exercising these options. These assessments are reviewed when significant events or circumstances indicate that the likelihood of exercising these options may have changed. The Company also uses estimates to determine its incremental borrowing costs if the interest rate implicit in the lease is not readily determinable.
(J) CONTINGENCIES
Contingencies are subject to measurement uncertainty as the related financial impact will only be confirmed by the outcome of a future event. The assessment of contingencies requires the application of judgements and estimates including the determination of whether a present obligation exists and the reliable estimation of the timing and amount of cash flows required to settle the contingency.
5. Inventory

	2019	2018
Product inventory	$468	$297
Materials and supplies	684	658
	$1,152	$955
The Company recorded a write-down of its product inventory of $4 million from cost to net realizable value as at December 31, 2019 (2018 – $13 million).

Canadian Natural Resources Limited	21	Year Ended December 31, 2019

Principal Documents Exhibits

6. Exploration and Evaluation Assets

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2017	$2,282	$—	$91	$259	$2,632
Additions	245	—	35	222	502
Transfers to property, plant and equipment	(175)	—	—	(222)	(397)
Disposals/derecognitions and other	(4)	—	(89)	(7)	(100)
At December 31, 2018	2,348	—	37	252	2,637
Additions	38	—	33	—	71
Acquisition of Devon assets (note 7)	91	—	—	—	91
Transfers to property, plant and equipment	(219)	—	—	—	(219)
Foreign exchange adjustments	—	—	(1)	—	(1)
At December 31, 2019	$2,258	$—	$69	$252	$2,579
On June 27, 2019, the Company completed the acquisition of substantially all of the assets of Devon including thermal in situ and heavy crude oil assets, for total cash purchase consideration of $3,412 million, including $91 million of exploration and evaluation assets (see note 7).
During 2018, the Company acquired a number of exploration and evaluation properties in the Oil Sands Mining and Upgrading and North America Exploration and Production segments:
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
In the North America Exploration and Production segment, the Company acquired Laricina Energy Ltd., including exploration and evaluation assets of $118 million and property, plant and equipment of $44 million. In addition, the Company acquired cash of $24 million and deferred income tax assets of $168 million and assumed net working capital liabilities of $18 million, asset retirement obligations of $17 million, and notes payable of $48 million. Total purchase consideration was $46 million, resulting in a pre-tax gain of $225 million on the acquisition, representing the excess of the fair value of the net assets acquired compared to total purchase consideration. The Company settled the notes payable immediately following the completion of the acquisition. The transaction was accounted for using the acquisition method of accounting.
During 2018, the Company also completed two additional farm-out agreements in the Offshore Africa segment to dispose of a combined 30% interest in its exploration right in South Africa, comprised of exploration and evaluation assets of $89 million, including a recovery of $14 million of past incurred costs, for net proceeds of $105 million (US$79 million), resulting in a pre-tax gain of $16 million ($12 million after-tax). The Company retains a 20% working interest in the exploration right following the completion of these farm-out agreements. Under the terms of the various agreements, in the event of a commercial crude oil or natural gas discovery on the exploration right and conversion to a production right, additional cash payments would be made to the Company.
During 2017, the Company also disposed of a number of North America exploration and evaluation assets with a net book value of $1 million for consideration of $36 million, resulting in a pre-tax gain on sale of properties of $35 million.

Canadian Natural Resources Limited	22	Year Ended December 31, 2019

Principal Documents Exhibits

7. Property, Plant and Equipment

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2017	$64,816	$7,126	$4,881	$42,084	$428	$414	$119,749
Additions (1)	2,428	237	212	1,050	13	21	3,961
Transfers from E&E assets	175	—	—	222	—	—	397
Disposals/derecognitions and other	(412)	(703)	(70)	(209)	—	—	(1,394)
Foreign exchange adjustments and other	—	661	448	—	—	—	1,109
At December 31, 2018	67,007	7,321	5,471	43,147	441	435	123,822
Additions	2,613	349	233	2,154	10	34	5,393
Acquisition of Devon assets	3,325	—	—	—	—	—	3,325
Transfers from E&E assets	219	—	—	—	—	—	219
Disposals/derecognitions (2)	(537)	—	(1,515)	(285)	—	(3)	(2,340)
Foreign exchange adjustments and other	—	(374)	(256)	—	—	—	(630)
At December 31, 2019	$72,627	$7,296	$3,933	$45,016	$451	$466	$129,789

Accumulated depletion and depreciation
At December 31, 2017	$41,151	$5,653	$3,719	$3,628	$124	$304	$54,579
Expense	3,111	257	201	1,557	14	21	5,161
Disposals/derecognitions	(393)	(703)	(70)	(209)	—	—	(1,375)
Foreign exchange adjustments and other	12	528	353	5	—	—	898
At December 31, 2018	43,881	5,735	4,203	4,981	138	325	59,263
Expense	3,215	256	214	1,564	15	23	5,287
Disposals/derecognitions (2)	(537)	—	(1,515)	(285)	—	(3)	(2,340)
Foreign exchange adjustments and other	18	(279)	(190)	(13)	—	—	(464)
At December 31, 2019	$46,577	$5,712	$2,712	$6,247	$153	$345	$61,746

Net book value
- at December 31, 2019	$26,050	$1,584	$1,221	$38,769	$298	$121	$68,043
- at December 31, 2018	$23,126	$1,586	$1,268	$38,166	$303	$110	$64,559

(1)	Additions in North Sea during 2018 include a pre-tax revaluation gain of $19 million relating to acquisitions of its previously held interest.

(2)	Following demobilization of the FPSO at the Olowi field, Gabon in 2019, the Company derecognized property, plant and equipment and associated accumulated depletion and depreciation of $1,515 million.

Canadian Natural Resources Limited	23	Year Ended December 31, 2019

Principal Documents Exhibits

Acquisitions in the current and comparative years have been accounted for as business combinations using the acquisition method of accounting. Gains reported on the acquisitions represent the excess of the fair value of the net assets acquired compared to total purchase consideration.
During 2019, the Company acquired a number of producing crude oil and natural gas properties in the North America Exploration and Production segment, excluding the impact of acquisitions disclosed below, for net cash consideration of $80 million (2018 – $170 million; 2017 – $1,013 million including $27 million of exploration and evaluation assets) and assumed associated asset retirement obligations of $20 million (2018 – $13 million; 2017 – $63 million). No net deferred income tax liabilities were recognized (2018 – $nil; 2017 – $nil) and no pre-tax gains were recognized on these net transactions (2018 – pre-tax gain of $47 million; 2017 – $nil).
During 2018, in connection with the acquisition of the remaining interest in certain operations in the North Sea Exploration and Production segment, the Company acquired $108 million of property, plant and equipment, for net proceeds received of $73 million. The Company also acquired net working capital of $7 million, assumed associated asset retirement obligations of $41 million and recognized net deferred income tax liabilities of $27 million. The Company recognized a pre-tax gain of $120 million on the acquisition and a pre-tax revaluation gain of $19 million relating to its previously held interest.
During 2018, the Gabonese Republic agreed to cessation of production from the Company’s Olowi field, as well as the terms of termination of the Olowi Production Sharing Contract and the return of the permit area back to the Gabonese Republic, including the associated asset retirement obligations of $69 million. The transaction resulted in a pre-tax gain on disposition of property of $20 million ($14 million after-tax).
In connection with the acquisition of pipeline system assets in the Midstream and Refining segment in 2017, the Company recognized a pre-tax revaluation gain of $114 million ($83 million after-tax) related to a previously held joint interest in the pipeline.
As at December 31, 2019, the Company assessed the recoverability of its property, plant and equipment and its exploration and evaluation assets, and determined the carrying amounts to be recoverable.
As at December 31, 2019, the Company recognized certain project costs, not subject to depletion and depreciation, of $115 million in the Oil Sands Mining and Upgrading segment (2018 – $1,424 million in the North America Exploration and Production segment). As at December 31, 2018, project costs not subject to depletion and depreciation primarily related to the Kirby North project, which was fully commissioned in 2019.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. During 2019, pre-tax interest of $53 million (2018 – $69 million; 2017 – $82 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 4.0% (2018 – 3.9%; 2017 – 3.8%).
ACQUISITION OF THERMAL IN SITU AND PRIMARY HEAVY CRUDE OIL ASSETS
On June 27, 2019, the Company completed the acquisition of substantially all of the assets of Devon including thermal in situ and heavy crude oil assets, for total cash purchase consideration of $3,412 million, subject to final closing adjustments.
In connection with the acquisition, the Company arranged a new $3,250 million committed term facility (see note 11) and assumed certain product transportation commitments (see note 20).
The acquisition has been accounted for as a business combination using the acquisition method of accounting. The allocation of the purchase price was based on management's best estimates of the fair value of the assets and liabilities acquired as at the acquisition date. Key assumptions used in the determination of estimated fair value were future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and operating costs, discount rates, and income taxes.
The following provides a summary of the net assets acquired relating to the acquisition:

Property, plant and equipment	$3,325
Exploration and evaluation assets	91
Inventory, prepaids and other long-term assets	195
Accrued liabilities	(21)
Asset retirement obligations	(178)
Net assets acquired	$3,412

Canadian Natural Resources Limited	24	Year Ended December 31, 2019

Principal Documents Exhibits

The above amounts are estimates, and may be subject to change based on the receipt of new information.
As a result of the acquisition, revenue increased by approximately $1,540 million to $22,871 million and revenue, less production and transportation, blending and feedstock expenses increased by approximately $590 million to $11,895 million for the year ended December 31, 2019.
If the acquisition had been completed on January 1, 2019, the Company estimates that pro forma revenue, net of blending costs would have increased by an additional $1,010 million and pro forma revenue, net of blending costs, less production and transportation and feedstock expenses would have increased by an additional $670 million for the year ended December 31, 2019. Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have resulted had the acquisition actually occurred on January 1, 2019, or of future results. Pro forma results are based on available historical information for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition date.
ACQUISITION OF INTERESTS IN THE ATHABASCA OIL SANDS PROJECT AND OTHER ASSETS
On May 31, 2017, the Company completed the acquisition of a direct and indirect 70% interest in AOSP from Shell Canada Limited and certain subsidiaries ("Shell") and an affiliate of Marathon Oil Corporation ("Marathon"), including a 70% interest in the mining and extraction operations north of Fort McMurray, Alberta, 70% of the Scotford Upgrader and Quest Carbon Capture and Storage ("CCS") project, and a 100% working interest in the Peace River thermal in situ operations and Cliffdale heavy oil field, as well as other oil sands leases. The Company also assumed certain pipeline and other commitments (see note 20). The Company consolidates its direct and indirect interest in the assets, liabilities, revenue and expenses of AOSP and other assets in proportion to the Company’s interests.
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

Canadian Natural Resources Limited	25	Year Ended December 31, 2019

Principal Documents Exhibits

8. Leases
LEASE ASSETS

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At January 1, 2019 (1)	$823	$332	$252	$132	$1,539
Additions	452	43	12	20	527
Depreciation	(106)	(54)	(72)	(27)	(259)
Derecognitions	—	(6)	—	—	(6)
Foreign exchange adjustments and other	(3)	2	(10)	(1)	(12)
At December 31, 2019	$1,166	$317	$182	$124	$1,789

(1)
The Company adopted IFRS 16 "Leases" on January 1, 2019 using the modified retrospective approach. At December 31, 2018, the Company did not report any finance leases in accordance with its previous accounting policy for leases.

LEASE ASSETS, BY SEGMENT

Dec 31 2019
Exploration and Production
North America	$300
North Sea	38
Offshore Africa	154
Oil Sands Mining and Upgrading	1,191
Head office	106
$1,789
LEASE LIABILITIES
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at December 31, 2019 were as follows:

Dec 31 2019
Lease liabilities	$1,809
Less: current portion	233
$1,576
In addition to the lease assets disclosed above, on an ongoing basis the Company enters into short-term leases related to its Exploration and Production and Oil Sands Mining and Upgrading activities.
Other amounts included in net earnings and cash flows during 2019 are provided below:

Dec 31 2019
Expenses relating to short-term leases (1)	$448
Interest expense on lease liabilities	$70
Variable lease payments not included in the measurement of lease liabilities	$118
Total cash outflows for leases (2)	$1,178

(1)	During 2019, the Company capitalized $305 million of short-term leases as additions to property, plant and equipment.

(2)	Comprised of cash outflows relating to lease liabilities, short-term leases, and variable lease payments.

Canadian Natural Resources Limited	26	Year Ended December 31, 2019

Principal Documents Exhibits

IMPACTS TO THE CONSOLIDATED FINANCIAL STATEMENTS ON TRANSITION
On transition to IFRS 16, the Company recognized $1,539 million of lease liabilities and corresponding lease assets. Lease liabilities were measured at the discounted value of lease payments using a weighted average incremental borrowing rate of 4.0% at January 1, 2019.
A reconciliation showing the impact of adoption of the standard is provided below:

Jan 1 2019
Leases previously reported as commitments at December 31, 2018 (1) (2)	$1,430
Impact of discounting	(317)
Leases previously reported as commitments, discounted at January 1, 2019	1,113

Leases recognized at adoption on January 1, 2019:
Lease extension options and renewals reasonably certain to be exercised	243
Arrangements determined to be leases under IFRS 16	83
Leases entered into on behalf of a joint operation (3)	100
Lease liabilities recognized at January 1, 2019	$1,539

(1)	At December 31, 2018, the Company did not report any finance leases in accordance with its previous accounting policy for leases.

(2)
Commitments for operating leases, previously reported in note 20, are now reported as part of lease liabilities and included in other long-term liabilities in note 12. Operating leases previously reported in note 20 have been aggregated into one line in the reconciliation table. Other non-lease commitments continue to be reported in the table in note 20.

(3)
In accordance with the previous accounting for operating leases used in joint operations, the Company reported commitments and related expenses in accordance with the Company's proportionate interest in these joint operations. Under IFRS 16, where the Company acts as the operator of a joint operation, the Company recognizes 100% of the related lease asset and lease liability.

Canadian Natural Resources Limited	27	Year Ended December 31, 2019

Principal Documents Exhibits

9. Investments
As at December 31, 2019 and 2018, the Company had the following investments:

	2019	2018
Investment in PrairieSky Royalty Ltd.	$345	$400
Investment in Inter Pipeline Ltd.	145	124
	$490	$524
INVESTMENT IN PRAIRIESKY ROYALTY LTD.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2019, the Company’s investment in PrairieSky was classified as a current asset. PrairieSky is in the business of acquiring and managing oil and gas royalty income assets through indirect third-party oil and gas development.
The loss (gain) from the investment in PrairieSky was comprised as follows:

	2019	2018	2017
Fair value loss (gain) from PrairieSky	$55	$326	$(3)
Dividend income from PrairieSky	(17)	(17)	(17)
	$38	$309	$(20)
INVESTMENT IN INTER PIPELINE LTD.
The Company's investment of 6.4 million common shares of Inter Pipeline Ltd. ("Inter Pipeline") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2019, the Company's investment in Inter Pipeline was classified as a current asset. Inter Pipeline is in the business of oil sands transportation, natural gas liquids processing and conventional oil pipelines in Canada and bulk liquid storage in Europe.
The (gain) loss from the investment in Inter Pipeline was comprised as follows:

	2019	2018	2017
Fair value (gain) loss from Inter Pipeline	$(21)	$43	$23
Dividend income from Inter Pipeline	(11)	(11)	(10)
	$(32)	$32	$13

Canadian Natural Resources Limited	28	Year Ended December 31, 2019

Principal Documents Exhibits

10. Other Long-Term Assets

	2019	2018
North West Redwater Partnership subordinated debt (1)	$652	$591
Prepaid cost of service toll	130	62
Investment in North West Redwater Partnership	—	287
Risk management (note 19)	290	373
Long-term inventory	121	96
Other	84	50
	1,277	1,459
Less: current portion	54	116
	$1,223	$1,343

(1)	Includes accrued interest.
INVESTMENT IN NORTH WEST REDWATER PARTNERSHIP
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
During 2018, Redwater Partnership commenced commissioning activities in the Project's light oil units while continuing work on the heavy oil units. In the first quarter of 2019, the light oil units transitioned from pre-commissioning and startup to operations and are processing synthetic crude oil into refined products. In December 2019, the light oil refinery completed activities relating to the planned maintenance shutdown. The Project continues to operate as a light oil refinery and will continue to process synthetic crude oil into refined products until the heavy oil units can reliably commence commercial processing of bitumen. As at December 31, 2019, the total estimate of capital costs incurred for the Project, net of margins from pre-commercial sales, was approximately $10 billion.
During 2013, the Company and APMC agreed, each with a 50% interest, to provide subordinated debt, bearing interest at prime plus 6%, as required for Project costs to reflect an agreed debt to equity ratio of 80/20. As at December 31, 2019, each party has provided $439 million of subordinated debt, together with accrued interest thereon of $213 million, for a Company total of $652 million. Any additional subordinated debt financing is not expected to be significant.
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service tolls, currently consisting of interest and fees, with principal repayments beginning in 2020 (see note 20). The Company is unconditionally obligated to pay this portion of the cost of service tolls over the 30-year tolling period. As at December 31, 2019, the Company had recognized $130 million in prepaid cost of service tolls (2018 – $62 million).
Redwater Partnership has a secured $3,500 million syndicated credit facility, of which $2,000 million is revolving and matures in June 2021 and the remaining $1,500 million is fully drawn on a non-revolving basis. During 2019, Redwater Partnership extended the $1,500 million non-revolving facility, previously scheduled to mature in February 2020, to February 2021. As at December 31, 2019, Redwater Partnership had borrowings of $2,715 million under the syndicated credit facility.

Canadian Natural Resources Limited	29	Year Ended December 31, 2019

Principal Documents Exhibits

The assets, liabilities, partners’ equity, product sales and equity loss related to Redwater Partnership and the Company’s 50% interest at December 31, 2019 and 2018 were comprised as follows:

	2019		2018
	Redwater Partnership 100% interest	Company 50% interest	Redwater Partnership 100% interest	Company 50% interest
Current assets	$248	$124	$210	$105
Non-current assets	$11,328	$5,664	$11,250	$5,625
Current liabilities	$384	$192	$352	$176
Non-current liabilities	$11,310	$5,655	$10,534	$5,267
Partners’ equity	$(118)	$(59)	$574	$287

Product sales	$1,736	$868	$—	$—
Net loss	$692	$346	$10	$5
During 2019, the Company's interest in Redwater Partnership's net loss was $346 million (2018 – $5 million). Of this, the Company recognized an equity loss of $287 million, reducing the carrying value in Redwater Partnership to $nil. The unrecognized share of losses for 2019 from Redwater Partnership was $59 million (2018 – $nil).

Canadian Natural Resources Limited	30	Year Ended December 31, 2019

Principal Documents Exhibits

11. Long-Term Debt

	2019	2018
Canadian dollar denominated debt, unsecured
Bank credit facilities	$1,688	$831
Medium-term notes
3.05% debentures due June 19, 2019	—	500
2.60% debentures due December 3, 2019	—	500
2.05% debentures due June 1, 2020	900	900
2.89% debentures due August 14, 2020	1,000	1,000
3.31% debentures due February 11, 2022	1,000	1,000
3.55% debentures due June 3, 2024	500	500
3.42% debentures due December 1, 2026	600	600
4.85% debentures due May 30, 2047	300	300
	5,988	6,131
US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2019 – US$3,745 million; December 31, 2018 – US$2,954 million)	4,855	4,031
Commercial paper (December 31, 2019 – US$254 million; December 31, 2018 – US$104 million)	329	141
US dollar debt securities
3.45% due November 15, 2021 (US$500 million)	648	682
2.95% due January 15, 2023 (US$1,000 million)	1,296	1,364
3.80% due April 15, 2024 (US$500 million)	648	682
3.90% due February 1, 2025 (US$600 million)	778	819
3.85% due June 1, 2027 (US$1,250 million)	1,621	1,706
7.20% due January 15, 2032 (US$400 million)	519	546
6.45% due June 30, 2033 (US$350 million)	454	478
5.85% due February 1, 2035 (US$350 million)	454	478
6.50% due February 15, 2037 (US$450 million)	583	614
6.25% due March 15, 2038 (US$1,100 million)	1,426	1,501
6.75% due February 1, 2039 (US$400 million)	519	546
4.95% due June 1, 2047 (US$750 million)	972	1,023
	15,102	14,611
Long-term debt before transaction costs and original issue discounts, net	21,090	20,742
Less: original issue discounts, net (1)	17	17
transaction costs (1) (2)	91	102
	20,982	20,623
Less: current portion of commercial paper	329	141
current portion of other long-term debt (1) (2)	2,062	1,000
	$18,591	$19,482

(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Canadian Natural Resources Limited	31	Year Ended December 31, 2019

Principal Documents Exhibits

BANK CREDIT FACILITIES AND COMMERCIAL PAPER
As at December 31, 2019, the Company had in place revolving bank credit facilities of $4,959 million of which $4,737 million was available for use. Additionally, the Company had in place fully drawn term credit facilities of $6,650 million. Details of these facilities are described below. This excludes certain other dedicated credit facilities supporting letters of credit.

•	a $100 million demand credit facility;

•	a $750 million non-revolving term credit facility maturing February 2021;

•	a $2,425 million revolving syndicated credit facility maturing June 2022;

•	a $3,250 million non-revolving term credit facility maturing June 2022;

•	a $2,650 million non-revolving term credit facility maturing February 2023;

•	a $2,425 million revolving syndicated credit facility maturing June 2023; and

•	a £5 million demand credit facility related to the Company’s North Sea operations.
During 2019, the Company fully repaid and cancelled the $1,800 million non-revolving term credit facility scheduled to mature in May 2020. In addition, the $2,200 million non-revolving term credit facility, originally due October 2020, was extended to February 2023 and increased to $2,650 million.
During 2019, the Company entered into a $3,250 million non-revolving term credit facility to finance the acquisition of assets from Devon (see note 7). The facility matures in June 2022 and is subject to annual amortization of 5% of the original balance.
Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at December 31, 2019, the non-revolving term credit facilities were fully drawn.
During 2019, the Company extended the $2,425 million revolving syndicated credit facility, of which $330 million was originally due June 2019 and $2,095 million was originally due June 2021, to June 2023. The revolving credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.
During 2019, the Company reduced the £15 million demand credit facility related to the Company’s North Sea operations, to £5 million.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2019 was 2.5% (December 31, 2018 – 2.6%), and on total long-term debt outstanding for the year ended December 31, 2019 was 4.0% (December 31, 2018 – 3.9%).
As at December 31, 2019, letters of credit and guarantees aggregating to $468 million were outstanding.

Canadian Natural Resources Limited	32	Year Ended December 31, 2019

Principal Documents Exhibits

MEDIUM-TERM NOTES
During 2019, the Company repaid $500 million of 2.60% medium-term notes and $500 million of 3.05% medium-term notes.
In July 2019, the Company filed a new base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2021, replacing the Company's previous base shelf prospectus, which would have expired in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US DOLLAR DEBT SECURITIES
In July 2019, the Company filed a new base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2021, replacing the Company's previous base shelf prospectus, which would have expired in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During 2018, the Company repaid US$600 million of 1.75% notes and US$400 million of 5.90% notes.
SCHEDULED DEBT REPAYMENTS
Scheduled debt repayments are as follows:

Year	Repayment
2020	$2,391
2021	$1,552
2022	$3,879
2023	$3,894
2024	$1,148
Thereafter	$8,226

Canadian Natural Resources Limited	33	Year Ended December 31, 2019

Principal Documents Exhibits

12. Other Long-Term Liabilities

	2019	2018
Asset retirement obligations	$5,771	$3,886
Lease liabilities (note 8)	1,809	—
Share-based compensation	297	124
Risk management (note 19)	112	17
Deferred purchase consideration (1)	95	118
Other	98	80
	8,182	4,225
Less: current portion	819	335
	$7,363	$3,890

(1)	Relates to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million over the next four years.
ASSET RETIREMENT OBLIGATIONS
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 3.8% (2018 – 5.0%; 2017 – 4.7%) and inflation rates of up to 2% (December 31, 2018 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	2019	2018	2017
Balance – beginning of year	$3,886	$4,327	$3,243
Liabilities incurred	15	19	12
Liabilities acquired, net	198	6	784
Liabilities settled	(296)	(290)	(274)
Asset retirement obligation accretion	190	186	164
Revision of cost, inflation rates and timing estimates	412	(111)	(40)
Change in discount rates	1,412	(334)	509
Foreign exchange adjustments	(46)	83	(71)
Balance – end of year	5,771	3,886	4,327
Less: current portion	208	186	92
	$5,563	$3,700	$4,235
Segmented Asset Retirement Obligations

	2019	2018
Exploration and Production
North America	$2,792	$1,665
North Sea	816	707
Offshore Africa	161	134
Oil Sands Mining and Upgrading	2,000	1,379
Midstream and Refining	2	1
	$5,771	$3,886

Canadian Natural Resources Limited	34	Year Ended December 31, 2019

Principal Documents Exhibits

SHARE-BASED COMPENSATION
The liability for share-based compensation includes costs incurred under the Company’s Stock Option Plan and PSU plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	2019	2018	2017
Balance – beginning of year	$124	$414	$426
Share-based compensation expense (recovery)	223	(146)	134
Cash payment for stock options surrendered	(2)	(5)	(6)
Transferred to common shares	(53)	(120)	(154)
Charged to (recovered from) Oil Sands Mining and Upgrading, net	5	(19)	14
Balance – end of year	297	124	414
Less: current portion	227	92	348
	$70	$32	$66
Included within share-based compensation liability as at December 31, 2019 was $62 million (2018 – $13 million; 2017 – $5 million) related to PSUs granted to certain executive employees.
The fair value of stock options outstanding was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2019	2018	2017
Fair value	$7.88	$3.33	$11.82
Share price	$42.00	$32.94	$44.92
Expected volatility	26.7%	27.4%	27.1%
Expected dividend yield	3.6%	4.1%	2.5%
Risk free interest rate	1.7%	1.9%	1.8%
Expected forfeiture rate	4.3%	4.2%	5.0%
Expected stock option life (1)	4.4 years	4.4 years	4.5 years

(1)	At original time of grant.
The intrinsic value of vested stock options at December 31, 2019 was $75 million (2018 – $27 million; 2017 – $195 million).

Canadian Natural Resources Limited	35	Year Ended December 31, 2019

Principal Documents Exhibits

13. Income Taxes
The provision for income tax was as follows:

Expense (recovery)	2019	2018	2017
Current corporate income tax – North America	$354	$312	$(145)
Current corporate income tax – North Sea	112	28	57
Current corporate income tax – Offshore Africa	44	54	45
Current PRT (1) – North Sea	(89)	(29)	(132)
Other taxes	13	9	11
Current income tax	434	374	(164)
Deferred corporate income tax	(895)	540	586
Deferred PRT (1) – North Sea	1	17	54
Deferred income tax	(894)	557	640
Income tax	$(460)	$931	$476

(1)	Petroleum Revenue Tax.
The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the difference are as follows:

	2019	2018	2017
Canadian statutory income tax rate	26.5%	27.0%	27.0%
Income tax provision at statutory rate	$1,313	$951	$776
Effect on income taxes of:
UK PRT and other taxes	(76)	(3)	(67)
Impact of deductible UK PRT and other taxes on corporate income tax	32	3	28
Foreign and domestic tax rate differentials	(48)	6	(43)
Non-taxable portion of capital (gains) losses	(65)	142	(86)
Stock options exercised for common shares	47	(41)	33
Income tax rate and other legislative changes	(1,618)	—	10
Non-taxable gain on corporate acquisitions	—	(119)	(63)
Revisions arising from prior year tax filings	(41)	(136)	(3)
Change in unrecognized capital loss carryforward asset	(65)	142	(86)
Other	61	(14)	(23)
Income tax (recovery) expense	$(460)	$931	$476

Canadian Natural Resources Limited	36	Year Ended December 31, 2019

Principal Documents Exhibits

The following table summarizes the temporary differences that give rise to the net deferred income tax liability:

	2019	2018
Deferred income tax liabilities
Property, plant and equipment and exploration and evaluation assets	$12,074	$12,885
Lease assets	412	—
Unrealized risk management activities	27	33
PRT deduction for corporate income tax	—	1
Investments	36	46
Investment in North West Redwater Partnership	593	414
Other	52	179
	13,194	13,558
Deferred income tax assets
Asset retirement obligations	(1,488)	(1,142)
Lease liabilities	(416)	—
Share-based compensation	(16)	(5)
Loss carryforwards	(685)	(855)
Unrealized foreign exchange loss on long-term debt	(49)	(104)
Deferred PRT	(1)	(1)
	(2,655)	(2,107)
Net deferred income tax liability	$10,539	$11,451
Movements in deferred tax assets and liabilities recognized in net earnings during the year were as follows:

	2019	2018	2017
Property, plant and equipment and exploration and evaluation assets	$(775)	$281	$541
Lease assets	414	—	—
Unrealized foreign exchange loss (gain) on long-term debt	55	(75)	120
Unrealized risk management activities	(14)	18	(46)
Asset retirement obligations	(317)	175	(88)
Lease liabilities	(418)	—	—
Share-based compensation	(11)	(5)	—
Loss carryforwards	170	(61)	48
Investments	(10)	(50)	(2)
Investment in North West Redwater Partnership	179	162	30
Deferred PRT	1	17	54
PRT deduction for corporate income tax	—	(7)	(21)
Other	(168)	102	4
	$(894)	$557	$640

Canadian Natural Resources Limited	37	Year Ended December 31, 2019

Principal Documents Exhibits

The following table summarizes the movements of the net deferred income tax liability during the year:

	2019	2018	2017
Balance – beginning of year	$11,451	$10,975	$9,073
Deferred income tax (recovery) expense	(894)	557	640
Deferred income tax expense (recovery) included in other comprehensive income	8	(6)	4
Foreign exchange adjustments	(26)	41	(29)
Business combinations (note 6,7)	—	(116)	1,287
Balance – end of year	$10,539	$11,451	$10,975
Current income taxes recognized in each operating segment will vary depending upon available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.
During 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. As a result of these corporate income tax rate reductions, the Company's deferred corporate income tax liability decreased by $1,618 million.
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

Canadian Natural Resources Limited	38	Year Ended December 31, 2019

Principal Documents Exhibits

14. Share Capital
AUTHORIZED
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	2019		2018
Issued Common shares	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Balance – beginning of year	1,201,886	$9,323	1,222,769	$9,109
Issued upon exercise of stock options	10,871	360	9,975	332
Previously recognized liability on stock options exercised for common shares	—	53	—	120
Purchase of common shares under Normal Course Issuer Bid	(25,900)	(203)	(30,858)	(238)
Balance – end of year	1,186,857	$9,533	1,201,886	$9,323
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
On March 4, 2020, the Board of Directors declared a quarterly dividend of $0.425 per common share, an increase from the previous quarterly dividend of $0.375 per common share, beginning with the dividend payable on April 1, 2020. On March 6, 2019, the Board of Directors declared a quarterly dividend of $0.375 per common share, an increase from the previous quarterly dividend of $0.335 per common share. On February 28, 2018, the Board of Directors declared a quarterly dividend of $0.335 per common share, an increase from the previous quarterly dividend of $0.275 per common share. On March 1, 2017, the Board of Directors declared a quarterly dividend of $0.275 per common share.
NORMAL COURSE ISSUER BID
On May 21, 2019, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 59,729,706 common shares, over a 12-month period commencing May 23, 2019 and ending May 22, 2020. The Company's Normal Course Issuer Bid announced in May 2018 expired on May 22, 2019.
For the year ended December 31, 2019, the Company purchased 25,900,000 common shares at a weighted average price of $36.32 per common share for a total cost of $941 million. Retained earnings were reduced by $738 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2019, the Company purchased 6,970,000 common shares at a weighted average price of $38.84 per common share for a total cost of $271 million.

Canadian Natural Resources Limited	39	Year Ended December 31, 2019

Principal Documents Exhibits

SHARE-BASED COMPENSATION – STOCK OPTIONS
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
The Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.

The following table summarizes information relating to stock options outstanding at December 31, 2019 and 2018:

	2019		2018
	Stock options (thousands)	Weighted average exercise price	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	46,685	$37.92	56,036	$36.67
Granted	16,314	$34.84	4,256	$43.75
Surrendered for cash settlement	(1,003)	$34.52	(392)	$33.46
Exercised for common shares	(10,871)	$33.16	(9,975)	$33.28
Forfeited	(3,479)	$37.65	(3,240)	$38.76
Outstanding – end of year	47,646	$38.04	46,685	$37.92
Exercisable – end of year	17,057	$38.74	19,436	$36.03

The range of exercise prices of stock options outstanding and exercisable at December 31, 2019 was as follows:

			Stock options outstanding			Stock options exercisable
Range of exercise prices			Stock options outstanding (thousands)	Weighted average remaining term (years)	Weighted average exercise price	Stock options exercisable (thousands)	Weighted average exercise price
$22.90	-	$24.99	2,361	1.03	$22.90	1,579	$22.90
$25.00	-	$29.99	3,524	1.04	$28.85	2,236	$28.85
$30.00	-	$34.99	5,174	4.97	$32.38	536	$32.58
$35.00	-	$39.99	16,635	3.91	$36.85	2,263	$37.62
$40.00	-	$44.99	16,117	2.24	$43.60	8,939	$43.58
$45.00	-	$46.74	3,835	3.06	$45.20	1,504	$45.13
			47,646	3.04	$38.04	17,057	$38.74
15. Accumulated Other Comprehensive Income
The components of accumulated other comprehensive income, net of taxes, were as follows:

	2019	2018
Derivative financial instruments designated as cash flow hedges	$71	$13
Foreign currency translation adjustment	(37)	109
	$34	$122

Canadian Natural Resources Limited	40	Year Ended December 31, 2019

Principal Documents Exhibits

16. Capital Disclosures
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2019, the ratio was within the target range at 37%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	2019	2018
Long-term debt, net (1)	$20,843	$20,522
Total shareholders’ equity	$34,991	$31,974
Debt to book capitalization	37%	39%

(1)	Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At December 31, 2019, the Company was in compliance with this covenant.
17. Net Earnings Per Common Share

		2019	2018	2017
Weighted average common shares outstanding – basic (thousands of shares)		1,190,977	1,218,798	1,175,094
Effect of dilutive stock options (thousands of shares)		2,129	4,960	7,729
Weighted average common shares outstanding – diluted (thousands of shares)		1,193,106	1,223,758	1,182,823
Net earnings		$5,416	$2,591	$2,397
Net earnings per common share	– basic	$4.55	$2.13	$2.04
	– diluted	$4.54	$2.12	$2.03
In 2019, the Company excluded 36,834,000 potentially anti-dilutive stock options from the calculation of diluted earnings per common share (year ended December 31, 2018 – 23,458,000; 2017 – 17,547,000).

Canadian Natural Resources Limited	41	Year Ended December 31, 2019

Principal Documents Exhibits

18. Interest and Other Financing Expense

	2019	2018	2017
Interest and other financing expense:
Long-term debt	$895	$867	$810
Lease liabilities (1)	70	—	—
Less: amounts capitalized on qualifying assets	(53)	(69)	(82)
Total interest and other financing expense	912	798	728
Total interest income	(76)	(59)	(97)
Net interest and other financing expense	$836	$739	$631

(1)	The Company adopted IFRS 16 "Leases" on January 1, 2019 using the modified retrospective approach (see note 8).
19. Financial Instruments
The carrying amounts of the Company’s financial instruments by category were as follows:

	2019
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,465	$—	$—	$—	$2,465
Investments	—	490	—	—	490
Other long-term assets	652	—	290	—	942
Accounts payable	—	—	—	(816)	(816)
Accrued liabilities	—	—	—	(2,611)	(2,611)
Other long-term liabilities (1)	—	(21)	(91)	(1,904)	(2,016)
Long-term debt (2)	—	—	—	(20,982)	(20,982)
	$3,117	$469	$199	$(26,313)	$(22,528)

	2018
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,148	$—	$—	$—	$1,148
Investments	—	524	—	—	524
Other long-term assets	591	12	361	—	964
Accounts payable	—	—	—	(779)	(779)
Accrued liabilities	—	—	—	(2,356)	(2,356)
Other long-term liabilities (1)	—	(17)	—	(118)	(135)
Long-term debt (2)	—	—	—	(20,623)	(20,623)
	$1,739	$519	$361	$(23,876)	$(21,257)

(1)	Includes $1,809 million of lease liabilities (December 31, 2018 – $nil) and $95 million of deferred purchase consideration payable over the next four years (December 31, 2018 – $118 million).

(2)	Includes the current portion of long-term debt.

Canadian Natural Resources Limited	42	Year Ended December 31, 2019

Principal Documents Exhibits

The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	2019
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$490	$490	$—	$—
Other long-term assets	$942	$—	$290	$652
Other long-term liabilities	$(207)	$—	$(112)	$(95)
Fixed rate long-term debt (6) (7)	$(14,110)	$(15,938)	$—	$—

	2018
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$524	$524	$—	$—
Other long-term assets	$964	$—	$373	$591
Other long-term liabilities	$(135)	$—	$(17)	$(118)
Fixed rate long-term debt (6) (7)	$(15,620)	$(15,952)	$—	$—

(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and purchase consideration payable).

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.

(3)	The fair values of the investments are based on quoted market prices.

(4)	The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.

(5)	The fair value of Redwater Partnership subordinated debt is based on the present value of future cash receipts.

(6)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(7)	Includes the current portion of fixed rate long-term debt.
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

Asset (liability)	2019	2018
Derivatives held for trading
Foreign currency forward contracts	$(10)	$8
Natural gas AECO basis swaps	(8)	1
Natural gas AECO fixed price swaps	(3)	3
Crude oil WCS (1) differential swaps	—	(17)
Cash flow hedges
Foreign currency forward contracts	(91)	70
Cross currency swaps	290	291
	$178	$356

Included within:
Current portion of other long-term assets	$8	$92
Current portion of other long-term liabilities	(112)	(17)
Other long-term assets	282	281
	$178	$356

(1)	Western Canadian Select.

Canadian Natural Resources Limited	43	Year Ended December 31, 2019

Principal Documents Exhibits

During 2019, the Company recognized a gain of $3 million (2018 – gain of $2 million, 2017 – gain of $5 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.
The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:

Asset (liability)	2019	2018
Balance – beginning of year	$356	$101
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	(13)	35
Foreign exchange	(231)	260
Other comprehensive income (loss)	66	(40)
Balance – end of year	178	356
Less: current portion	(104)	75
	$282	$281
Net loss (gain) from risk management activities for the years ended December 31 were as follows:

	2019	2018	2017
Net realized risk management loss (gain)	$64	$(99)	$(2)
Net unrealized risk management loss (gain)	13	(35)	37
	$77	$(134)	$35
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
At December 31, 2019, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

	Remaining term			Volume	Weighted average price	Index
Natural Gas
AECO basis swaps	Jan 2020	–	Mar 2020	140,000 MMbtu/d	US$0.93	NYMEX
AECO fixed price swaps	Apr 2020	–	Oct 2020	102,500 GJ/d	$1.51	AECO
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

Canadian Natural Resources Limited	44	Year Ended December 31, 2019

Principal Documents Exhibits

INTEREST RATE RISK MANAGEMENT
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2019, the Company had no interest rate swap contracts outstanding.
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
At December 31, 2019 the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jan 2020	–	Nov 2021	US$500	1.022	3.45%	3.96%
	Jan 2020	–	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at December 31, 2019 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at December 31, 2019, the Company had US$4,564 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$3,999 million designated as cash flow hedges.
FINANCIAL INSTRUMENT SENSITIVITIES
The following table summarizes the annualized sensitivities of the Company’s 2019 net earnings and other comprehensive income (loss) to changes in the fair value of financial instruments outstanding as at December 31, 2019, resulting from changes in the specified variable, with all other variables held constant. These sensitivities are prepared on a different basis than those sensitivities disclosed in the Company’s other continuous disclosure documents, are limited to the impact of changes in a specified variable applied to financial instruments only and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally cannot be extrapolated because the relationship of a change in an assumption to the change in fair value may not be linear.

Canadian Natural Resources Limited	45	Year Ended December 31, 2019

Principal Documents Exhibits

	2019		2018
	Increase (decrease) to net earnings	(Increase) decrease to other comprehensive loss	Increase (decrease) to net earnings	Increase (decrease) to other comprehensive income
Commodity price risk
Increase NYMEX/AECO basis US$0.10 MMBtu	$1	$—	$—	$—
Decrease NYMEX/AECO basis US$0.10 MMBtu	$(1)	$—	$—	$—
Increase AECO $0.10/Mcf (1)	$(1)	$—	$(1)	$—
Decrease AECO $0.10/Mcf (1)	$1	$—	$1	$—
Increase WCS differential US$1.00/bbl	$—	$—	$(5)	$—
Decrease WCS differential US$1.00/bbl	$—	$—	$5	$—
Interest rate risk
Increase interest rate 1%	$(48)	$(21)	$(33)	$(21)
Decrease interest rate 1%	$48	$24	$33	$25
Foreign currency exchange rate risk
Weakening of the Canadian dollar by US$0.01	$(103)	$—	$(114)	$—
Strengthening of the Canadian dollar by US$0.01	$100	$—	$113	$—

(1)	Movements in AECO are based on the Company's contracted AECO fixed price swap volumes at December 31, 2019 and 2018.
b) Credit Risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
COUNTERPARTY CREDIT RISK MANAGEMENT
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2019, substantially all of the Company’s accounts receivable were due within normal trade terms and the average expected credit loss was approximately 1% of the Company's accounts receivable balance (December 31, 2018 – 1%).
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At December 31, 2019, the Company had net risk management assets of $265 million with specific counterparties related to derivative financial instruments (December 31, 2018 – $361 million). The carrying amount of financial assets approximates the maximum credit exposure.

Canadian Natural Resources Limited	46	Year Ended December 31, 2019

Principal Documents Exhibits

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
The maturity dates of the Company’s financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$816	$—	$—	$—
Accrued liabilities	$2,611	$—	$—	$—
Long-term debt (1)	$2,391	$1,552	$8,921	$8,226
Other long-term liabilities (2)	$370	$196	$436	$1,014
Interest and other financing expense (3)	$881	$813	$1,771	$4,856

(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

(2)
Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $233 million; one to less than two years, $171 million; two to less than five years, $391 million; and thereafter $1,014 million.

(3)	Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at December 31, 2019.
20. Commitments and Contingencies
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2019 (1):

	2020	2021	2022	2023	2024	Thereafter
Product transportation (2) (3)	$730	$722	$637	$726	$699	$7,907
North West Redwater Partnership service toll (4)	$133	$167	$157	$164	$156	$2,815
Offshore vessels and equipment	$69	$63	$9	$—	$—	$—
Field equipment and power	$27	$21	$20	$21	$20	$249
Other	$26	$20	$17	$17	$17	$30

(1)	Subsequent to the adoption of IFRS 16, the Company reports its payments for lease liabilities in the maturity table in note 19.

(2)	On June 27, 2019, the Company assumed $2,381 million of product transportation commitments related to the acquisition of assets from Devon.

(3)
Includes commitments pertaining to a 20 year product transportation agreement on the Trans Mountain Pipeline Expansion. In addition, the Company has entered into certain product transportation agreements on pipelines that have not yet received regulatory and other approvals. The Company may be required to reimburse certain construction costs to the service provider under certain conditions.

(4)
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service tolls, which currently consists of interest and fees, with principal repayments beginning in 2020. Included in the cost of service tolls is $1,260 million of interest payable over the 30 year tolling period (see note 10).

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

Canadian Natural Resources Limited	47	Year Ended December 31, 2019

Principal Documents Exhibits

21. Supplemental Disclosure of Cash Flow Information

	2019	2018	2017
Changes in non-cash working capital
Accounts receivable	$(1,310)	$1,233	$(977)
Current income tax (liabilities) assets	(164)	471	527
Inventory	(194)	(74)	81
Prepaids and other	2	(3)	(28)
Other long-term assets	117	—	—
Accounts payable	39	(7)	175
Accrued liabilities	265	(268)	365
Other long-term liabilities (1) (2)	(23)	(351)	469
Net changes in non-cash working capital	$(1,268)	$1,001	$612
Relating to:
Operating activities	$(1,033)	$1,346	$299
Investing activities	(235)	(345)	313
	$(1,268)	$1,001	$612

	2019	2018	2017
Expenditures on exploration and evaluation assets	$73	$282	$159
Net proceeds on sale of exploration and evaluation assets	—	(16)	(35)
Net expenditures on exploration and evaluation assets	$73	$266	$124

(1)	Included in other long-term liabilities at December 31, 2019 is $95 million of deferred purchase consideration payable over the next four years (December 31, 2018 – $118 million).

(2)	Included in other long-term liabilities at December 31, 2017 is $469 million (US$375 million) of deferred purchase consideration paid to Marathon.
The following table summarizes movements in the Company's liabilities arising from financing activities for the years' ended December 31, 2019 and 2018:

	Long-term debt	Cash flow hedges on US dollar debt securities	Lease liabilities	Liabilities from financing activities
At December 31, 2017	$22,458	$(139)	$—	$22,319
Changes from financing cash flows:
Repayment of long-term debt, net (1)	(2,831)	—	—	(2,831)
Changes in foreign exchange and fair value (2)	996	(222)	—	774
At December 31, 2018	20,623	(361)	—	20,262
Adoption of IFRS 16 (3)	—	—	1,539	1,539
At January 1, 2019	20,623	(361)	1,539	21,801
Changes from financing cash flows:
Issue of long-term debt, net (1)	1,025	—	—	1,025
Payment of lease liabilities	—	—	(237)	(237)
Non-cash changes:
Lease additions	—	—	527	527
Changes in foreign exchange and fair value (2)	(666)	162	(20)	(524)
At December 31, 2019	$20,982	$(199)	$1,809	$22,592

(1)	Includes original issue discounts and premiums, and directly attributable transaction costs.

(2)
Includes foreign exchange (gain) loss, changes in the fair value of cash flow hedges on US dollar debt, the amortization of original issue discounts and premiums and directly attributable transaction costs, and derecognitions of lease liabilities.

(3)	The Company adopted IFRS 16 "Leases" on January 1, 2019 using the modified retrospective approach (see note 2).

Canadian Natural Resources Limited	48	Year Ended December 31, 2019

Principal Documents Exhibits

22. Segmented Information
The Company’s exploration and production activities are conducted in three geographic segments: North America, North Sea and Offshore Africa. These activities include the exploration, development, production and marketing of crude oil, natural gas liquids and natural gas. The Company’s Oil Sands Mining and Upgrading activities are reported in a separate segment from exploration and production activities. Midstream and Refining activities include the Company’s pipeline operations, an electricity co-generation system and Redwater Partnership.
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

	North America			North Sea			Offshore Africa
(millions of Canadian dollars)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Segmented product sales
Crude oil and NGLs (1)	$9,679	$7,254	$7,655	$860	$753	$666	$632	$628	$579
Natural gas	1,150	1,256	1,506	57	140	118	67	70	53
Other (2)	6	—	—	5	—	—	8	—	—
Total segmented product sales	10,835	8,510	9,161	922	893	784	707	698	632
Less: royalties	(998)	(723)	(809)	(2)	(2)	(1)	(42)	(51)	(41)
Segmented revenue	9,837	7,787	8,352	920	891	783	665	647	591
Segmented expenses
Production	2,425	2,405	2,362	391	405	400	109	208	226
Transportation, blending and feedstock (1)	2,935	2,587	2,291	19	22	31	2	2	1
Depletion, depreciation and amortization	3,326	3,132	3,243	308	257	509	242	201	205
Asset retirement obligation accretion	95	87	80	28	29	27	6	9	9
Realized risk management (commodity derivatives)	49	(10)	(45)	—	—	—	—	—	—
Gain on acquisition, disposition and revaluation of properties	—	(277)	(35)	—	(139)	—	—	(36)	—
Equity loss (gain) from investments	—	—	—	—	—	—	—	—	—
Total segmented expenses	8,830	7,924	7,896	746	574	967	359	384	441
Segmented earnings (loss) before the following	$1,007	$(137)	$456	$174	$317	$(184)	$306	$263	$150
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
Loss (gain) from investments
Total non–segmented expenses
Earnings before taxes
Current income tax expense (recovery)
Deferred income tax (recovery) expense
Net earnings

(1)	Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment

(2)	'Other' includes recoveries associated with the joint operation partners' share of the costs of lease contracts and other income of a trivial nature.

Canadian Natural Resources Limited	49	Year Ended December 31, 2019

Principal Documents Exhibits

Inter-segment elimination and Other includes internal transportation and electricity charges. Production, processing and other purchasing and selling activities that are not included in the above segments are also reported in the segmented information as Inter-segment eliminations and Other. In connection with the adoption of IFRS 15 on January 1, 2018, the Company has reclassified certain comparative figures for product sales, production expense and transportation, blending and feedstock expense for the years ended December 31, 2017 in a manner consistent with the presentation adopted for the year ended December 31, 2018.
Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision makers.

Oil Sands Mining and Upgrading			Midstream and Refining			Inter–segment elimination and Other			Total
2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017

$11,340	$11,521	$7,072	$88	$102	$102	$351	$410	$448	$22,950	$20,668	$16,522
—	—	—	—	—	—	145	148	161	1,419	1,614	1,838
6	—	—	—	—	—	—	—	—	25	—	—
11,346	11,521	7,072	88	102	102	496	558	609	24,394	22,282	18,360
(481)	(479)	(167)	—	—	—	—	—	—	(1,523)	(1,255)	(1,018)
10,865	11,042	6,905	88	102	102	496	558	609	22,871	21,027	17,342

3,276	3,367	2,600	20	21	16	56	58	71	6,277	6,464	5,675
1,306	1,087	679	—	—	—	437	491	527	4,699	4,189	3,529
1,656	1,557	1,220	14	14	9	—	—	—	5,546	5,161	5,186
61	61	48	—	—	—	—	—	—	190	186	164
—	—	—	—	—	—	—	—	—	49	(10)	(45)
—	—	(230)	—	—	(114)	—	—	—	—	(452)	(379)
—	—	—	287	5	(31)	—	—	—	287	5	(31)
6,299	6,072	4,317	321	40	(120)	493	549	598	17,048	15,543	14,099
$4,566	$4,970	$2,588	$(233)	$62	$222	$3	$9	$11	$5,823	$5,484	$3,243

									344	325	319
									223	(146)	134
									836	739	631
									28	(124)	80
									(570)	827	(787)
									6	341	(7)
									867	1,962	370
									4,956	3,522	2,873
									434	374	(164)
									(894)	557	640
									$5,416	$2,591	$2,397

(1)	Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment

(2)	'Other' includes recoveries associated with the joint operation partners' share of the costs of lease contracts and other income of a trivial nature.

Canadian Natural Resources Limited	50	Year Ended December 31, 2019

Principal Documents Exhibits

CAPITAL EXPENDITURES (1)

	2019			2018
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (3)	$129	$(219)	$(90)	$118	$(52)	$66
North Sea	—	—	—	—	—	—
Offshore Africa (4)	35	(2)	33	(54)	—	(54)
Oil Sands Mining and Upgrading (5)	—	—	—	218	(225)	(7)
	$164	$(221)	$(57)	$282	$(277)	$5

Property, plant and equipment
Exploration and Production
North America (3)	$4,702	$918	$5,620	$2,553	$(362)	$2,191
North Sea	196	153	349	131	(597)	(466)
Offshore Africa (6)	194	(1,476)	(1,282)	228	(86)	142
	5,092	(405)	4,687	2,912	(1,045)	1,867
Oil Sands Mining and Upgrading (7)	1,525	344	1,869	1,229	(166)	1,063
Midstream and Refining	10	—	10	13	—	13
Head office	34	(3)	31	21	—	21
	$6,661	$(64)	$6,597	$4,175	$(1,211)	$2,964

(1)
This table provides a reconciliation of capitalized costs, reported in note 6 and note 7, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.

(2)	Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.

(3)	Includes cash consideration paid of $91 million for exploration and evaluation assets and $3,126 million for property, plant and equipment acquired from Devon in 2019.

(4)	Excludes the impact of a pre-tax cash gain of $16 million on the disposition of certain exploration and evaluation assets in 2018.

(5)
In 2018, total purchase consideration for the acquisition of the Joslyn oil sands project included $222 million for exploration and evaluation assets and $4 million for asset retirement obligations assumed. In addition, following integration of the Joslyn oil sands project into the Horizon mine plan and determination of proved crude oil reserves, the exploration and evaluation assets were transferred to property, plant, and equipment.

(6)	Includes a derecognition of property, plant and equipment of $1,515 million following the FPSO demobilization at the Olowi field, Gabon in 2019.

(7)	Net expenditures include capitalized interest and share-based compensation.
SEGMENTED ASSETS

	2019	2018
Exploration and Production
North America	$30,963	$27,199
North Sea	1,948	1,699
Offshore Africa	1,529	1,471
Other	30	33
Oil Sands Mining and Upgrading	42,006	39,634
Midstream and Refining	1,418	1,413
Head office	227	110
	$78,121	$71,559

Canadian Natural Resources Limited	51	Year Ended December 31, 2019

Principal Documents Exhibits

23. Remuneration of Directors and Senior Management
Remuneration of Non-Management Directors

	2019	2018	2017
Fees earned	$2	$2	$3
Remuneration of Senior Management (1)

	2019	2018	2017
Salary	$2	$2	$3
Common stock option based awards	8	8	10
Annual incentive plans	6	4	5
Long-term incentive plans	20	15	17
	$36	$29	$35

(1)	Senior management identified above are consistent with the disclosure on Named Executive Officers provided in the Company’s Information Circular to shareholders for the respective years.

24. Events Subsequent to December 31, 2019
Subsequent to December 31, 2019, crude oil benchmark prices decreased substantially due to a drop in global crude oil demand triggered by the impact of the COVID-19 virus on the global economy. In March 2020, crude oil prices decreased further due to a breakdown in negotiations between OPEC and non-OPEC partners regarding proposed production cuts. The recent volatility in the crude oil pricing environment may continue and could impact the Company’s earnings and cash flows.

Canadian Natural Resources Limited	52	Year Ended December 31, 2019

Canadian Natural Resources Limited
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2019

Canadian Natural Resources Limited	1	Year Ended December 31, 2019

Principal Documents Exhibits

Management's Discussion and Analysis

Canadian Natural Resources Limited	1	Year Ended December 31, 2019

Principal Documents Exhibits

Definitions and Abbreviations

AECO	Alberta natural gas reference location
AIF	Annual Information Form
AOSP	Athabasca Oil Sands Project
API	specific gravity measured in degrees on the American Petroleum Institute scale
ARO	asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
Bcf/d	billion cubic feet per day
Bitumen
a naturally occurring solid or semi-solid hydrocarbon consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in situ recovery methods

BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
Brent	Dated Brent
C$	Canadian dollars
CAGR	compound annual growth rate
CAPEX	capital expenditures
CO2	carbon dioxide
CO2e	carbon dioxide equivalents
Crude oil	includes light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and synthetic crude oil
CSS	Cyclic Steam Stimulation
EOR	Enhanced Oil Recovery
E&P	Exploration and Production
FASB	Financial Accounting Standards Board
FPSO	Floating Production, Storage and Offloading Vessel
GHG	greenhouse gas
GJ	gigajoules
GJ/d	gigajoules per day
Horizon	Horizon Oil Sands

IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
MBOE	thousand barrels of oil equivalent
MBOE/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet
Mcfe	thousand cubic feet equivalent
Mcf/d	thousand cubic feet per day
MMbbl	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day
NGLs	natural gas liquids
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
OPEC	Organization of the Petroleum Exporting Countries
PRT	Petroleum Revenue Tax
SAGD	Steam-Assisted Gravity Drainage
SCO	synthetic crude oil
SEC	United States Securities and Exchange Commission
Tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States
US GAAP	generally accepted accounting principles in the United States
US$	United States dollars
WCS	Western Canadian Select
WCS Heavy Differential	WCS Heavy Differential from WTI
WTI	West Texas Intermediate reference location at Cushing, Oklahoma

Canadian Natural Resources Limited	2	Year Ended December 31, 2019

Principal Documents Exhibits

Advisory
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses and other guidance provided throughout this Management’s Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon, AOSP, Primrose thermal projects, the Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project, the timing and future operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market, development and deployment of technology and technological innovations, the assumption of operations at processing facilities, and the "Outlook" section of this MD&A, particularly in reference to the 2020 guidance provided with respect to budgeted capital expenditures, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
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
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of demand and supply effects resulting from the COVID-19 virus pandemic and the actions of OPEC and non-OPEC countries) which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil, natural gas and NGL prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.
The Company’s operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts

Canadian Natural Resources Limited	3	Year Ended December 31, 2019

Principal Documents Exhibits

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
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company's estimates or opinions change.
SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES
This MD&A includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings from operations; adjusted funds flow (previously referred to as funds flow from operations) and net capital expenditures. These financial measures are not defined by International Financial Reporting Standards ("IFRS") and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, cash flows from operating activities, and cash flows used in investing activities as determined in accordance with IFRS, as an indication of the Company’s performance. The non-GAAP measure adjusted net earnings from operations is reconciled to net earnings, as determined in accordance with IFRS, in the "Financial and Operational Highlights" section of this MD&A. Additionally, the non-GAAP measure adjusted funds flow is reconciled to cash flows from operating activities, as determined in accordance with IFRS, in the "Financial and Operational Highlights" section of this MD&A. The non-GAAP measure net capital expenditures is reconciled to cash flows used in investing activities, as determined in accordance with IFRS, in the "Net Capital Expenditures" section of this MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the "Liquidity and Capital Resources" section of this MD&A.
SPECIAL NOTE REGARDING CURRENCY, FINANCIAL INFORMATION, PRODUCTION AND RESERVES
This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019. It should also be read in conjunction with the Company's MD&A for the three months and year ended December 31, 2019, which is incorporated herein by reference. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s consolidated financial statements and this MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). Changes in the Company's accounting policies in accordance with IFRS, including the adoption of IFRS 16 "Leases" on January 1, 2019, are discussed in the "Changes in Accounting Policies" section of this MD&A. In accordance with the new IFRS 16 "Leases" standard, comparative balances in 2018 reported in this MD&A have not been restated.
Production volumes, per unit statistics and reserves data are presented throughout this MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented in this MD&A for information purposes only.
The following discussion and analysis refers primarily to the Company’s 2019 financial results compared to 2018 and 2017, unless otherwise indicated. In addition, this MD&A details the Company's targeted capital program for 2020. Additional information relating to the Company, including its quarterly MD&A for the three months and year ended December 31, 2019, its Annual Information Form for the year ended December 31, 2019, and its audited consolidated financial statements for the year ended December 31, 2019, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Detailed guidance on production levels, capital expenditures and production expenses can be found on the Company's website at www.cnrl.com. Information on the Company's website, including such guidance, does not form part of and is not incorporated by reference in this MD&A. This MD&A is dated March 18, 2020.

Canadian Natural Resources Limited	4	Year Ended December 31, 2019

Principal Documents Exhibits

Objectives and Strategy
The Company’s objectives are to increase crude oil and natural gas production, reserves, cash flow and net asset value (1) on a per common share basis through the economic and sustainable development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves. The Company strives to meet these objectives in a sustainable and responsible way, maintaining a commitment to environmental stewardship and safety excellence.
The Company strives to meet these objectives by having a defined growth and value enhancement plan for each of its products and segments. The Company takes a balanced approach to growth and investments and focuses on creating long-term shareholder value. The Company allocates its capital by maintaining:

▪	Balance among its products, namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil (2), bitumen (thermal oil), SCO and natural gas;

▪	A large, balanced, diversified, high quality, long life low decline asset base;

▪	Balance among acquisitions, exploitation and exploration;

▪	Balance between sources and terms of debt financing and a strong financial position; and

▪	Commitment to environmental stewardship throughout the decision-making process.

(1)	Discounted value of crude oil and natural gas reserves plus value of unproved land, less net debt.

(2)	Pelican Lake heavy crude oil is 12–17º API oil, which receives medium quality crude netbacks due to lower production expense and lower royalty rates.
The Company’s three-phase crude oil marketing strategy includes:

▪	Blending various crude oil streams with diluents to create more attractive feedstock;

▪	Supporting and participating in pipeline expansions and/or new additions; and

▪	Supporting and participating in projects that will increase the downstream conversion capacity for heavy crude oil and bitumen (thermal oil).
Operational discipline, safe, effective and efficient operations, and cost control are fundamental to the Company and embraces the key piece of the Company's mission statement: "doing it right". By consistently managing costs throughout all cycles of the industry, the Company believes it will achieve continued growth. Effective and efficient operations and cost control are attained by developing area knowledge, and by maintaining high working interests and operator status in its properties.
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
Strategic accretive acquisitions are a key component of the Company’s strategy. The Company has used a combination of internally generated cash flows and debt and equity financing to selectively acquire properties generating future cash flows in its core areas. The Company's financial discipline, commitment to a strong balance sheet, and capacity to internally generate cash flows provides the means to responsibly and sustainably grow in the long term.

Canadian Natural Resources Limited	5	Year Ended December 31, 2019

Principal Documents Exhibits

Financial and Operational Highlights

	($ millions, except per common share amounts)	2019	2018	2017
	Product sales (1)	$24,394	$22,282	$18,360
	Crude oil and NGLs	$22,950	$20,668	$16,522
Natural gas		$1,419	$1,614	$1,838
	Net earnings	$5,416	$2,591	$2,397
Per common share	– basic	$4.55	$2.13	$2.04
	– diluted	$4.54	$2.12	$2.03
	Adjusted net earnings from operations (2)	$3,795	$3,263	$1,403
Per common share	– basic	$3.19	$2.68	$1.19
	– diluted	$3.18	$2.67	$1.19
	Cash flows from operating activities	$8,829	$10,121	$7,262
	Adjusted funds flow (3)	$10,267	$9,088	$7,347
Per common share	– basic	$8.62	$7.46	$6.25
	– diluted	$8.61	$7.43	$6.21
	Dividends declared per common share (4)	$1.50	$1.34	$1.10
	Total assets	$78,121	$71,559	$73,867
	Total long-term liabilities	$36,493	$34,823	$35,953
	Cash flows used in investing activities	$7,255	$4,814	$13,102
	Net capital expenditures (5)	$7,121	$4,731	$17,129
Average sales price (6)
	Crude oil and NGLs - Exploration and Production ($/bbl)	$55.08	$46.92	$48.57
	Natural gas - Exploration and Production ($/Mcf)	$2.34	$2.61	$2.76
	Oil Sands Mining and Upgrading ($/bbl)	$70.18	$68.61	$63.98
	Daily production, before royalties (BOE/d)	1,098,957	1,078,813	962,264
	Crude oil and NGLs (bbl/d)	850,393	820,778	685,236
	Natural gas (MMcf/d)	1,491	1,548	1,662

(1)	Further details related to product sales, including 'Other' income for 2019 are disclosed in note 22 to the Company's audited consolidated financial statements.

(2)
Adjusted net earnings from operations is a non-GAAP measure that represents net earnings as presented in the Company's consolidated Statements of Earnings, adjusted for the after-tax effects of certain items of a non-operational nature. The Company considers adjusted net earnings from operations a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate after-tax operating earnings from its core business areas. The reconciliation "Adjusted Net Earnings from Operations, as Reconciled to Net Earnings" is presented in this MD&A. Adjusted net earnings from operations may not be comparable to similar measures presented by other companies.

(3)
Adjusted funds flow (previously referred to as funds flow from operations) is a non-GAAP measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures and movements in other long-term assets, including the unamortized cost of the share bonus program and prepaid cost of service tolls. The Company considers adjusted funds flow a key measure in evaluating its performance as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation "Adjusted Funds Flow, as Reconciled to Cash Flows from Operating Activities" is presented in this MD&A. Adjusted funds flow may not be comparable to similar measures presented by other companies.

(4)
On March 4, 2020, the Board of Directors approved an increase in the quarterly dividend to $0.425 per common share, beginning with the dividend payable on April 1, 2020. On March 6, 2019, the Board of Directors approved an increase in the quarterly dividend to $0.375 per common share, beginning with the dividend payable on April 1, 2019. On February 28, 2018, the Board of Directors approved an increase in the quarterly dividend to $0.335 per common share, beginning with the dividend payable on April 1, 2018. On March 1, 2017, the Board of Directors approved an increase in the quarterly dividend to $0.275 per common share, beginning with the dividend payable on April 1, 2017.

(5)
Net capital expenditures is a non-GAAP measure that represents cash flows used in investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, investment in other long-term assets, share consideration in business combinations and abandonment expenditures. The Company considers net capital expenditures a key measure as it provides an understanding of the Company’s capital spending activities in comparison to the Company's annual capital budget. The reconciliation "Net Capital Expenditures, as Reconciled to Cash Flows used in Investing Activities" is presented in the "Net Capital Expenditures" section of this MD&A. Net capital expenditures may not be comparable to similar measures presented by other companies.

(6)	Net of blending and feedstock costs and excluding risk management activities.

Canadian Natural Resources Limited	6	Year Ended December 31, 2019

Principal Documents Exhibits

ADJUSTED NET EARNINGS FROM OPERATIONS, AS RECONCILED TO NET EARNINGS
($ millions)	2019	2018	2017
Net earnings, as reported	$5,416	$2,591	$2,397
Share-based compensation, net of tax (1)	210	(146)	134
Unrealized risk management loss (gain), net of tax (2)	14	(36)	33
Unrealized foreign exchange (gain) loss, net of tax (3)	(548)	706	(821)
Realized foreign exchange loss on repayment of US dollar debt securities, net of tax (4)	—	146	—
Loss (gain) from investments, net of tax (5) (6)	321	374	(11)
Gain on acquisition, disposition and revaluation of properties, net of tax (7)	—	(372)	(339)
Effect of statutory tax rate and other legislative changes on deferred income tax liabilities (8)	(1,618)	—	10
Adjusted net earnings from operations	$3,795	$3,263	$1,403

(1)
Share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s employee stock option plan provides for a cash payment option. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met. Accordingly, the fair value of the compensation under these plans is recorded as a liability on the Company’s balance sheets and periodic changes in the fair value are recognized in net earnings or are charged to (recovered from) the Oil Sands Mining and Upgrading segment.

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

(5)
The Company's investment in the 50% owned North West Redwater Partnership ("Redwater Partnership") is accounted for using the equity method of accounting. Included in the non-cash loss (gain) from investments is the Company's pro rata share of the Redwater Partnership's equity loss (gain) recognized.

(6)
The Company’s investments in PrairieSky Royalty Ltd. ("PrairieSky") and Inter Pipeline Ltd. ("Inter Pipeline") have been accounted for at fair value through profit and loss and are measured each period with changes in fair value recognized in net earnings.

(7)
During 2018, the Company recorded a pre-tax gain of $16 million ($12 million after-tax) on the disposition of a 30% interest in the exploration right in South Africa. Additionally, the Gabonese Republic approved cessation of production from the Company’s Olowi field and associated asset retirement obligations, as well as the terms of termination of the Olowi Production Sharing Contract and the surrender of the permit area back to the Gabonese Republic, resulting in a pre-tax gain on disposition of property of $20 million ($14 million after-tax). The Company also recorded a pre-tax gain of $277 million ($263 million after-tax) related to acquisitions in the North America Exploration and Production segment. Additionally, the Company recorded a pre-tax gain of $120 million ($72 million after-tax) on the acquisition of the remaining interest at Ninian in the North Sea and a pre-tax gain of $19 million ($11 million after-tax) relating to the revaluation of the Company's previously held interest at Ninian. During 2017, the Company recorded a pre-tax revaluation gain of $114 million ($83 million after-tax) related to a previously held joint interest in a pipeline system. Additionally, the Company recorded a pre and after-tax gain of $230 million on the acquisition of a direct and indirect 70% interest in AOSP and other assets from Shell Canada Limited and certain subsidiaries ("Shell") and an affiliate of Marathon Oil Corporation ("Marathon"), and a pre-tax gain of $35 million ($26 million after-tax) on the disposition of certain exploration and evaluation assets in the North America segment.

(8)
All substantively enacted adjustments in applicable income tax rates and other legislative changes are applied to the underlying assets and liabilities on the Company's balance sheets in determining deferred income tax assets and liabilities. The impact of these tax rate and other legislative changes is recorded in net earnings during the period the legislation is substantively enacted. During 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 1, 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. As a result of these corporate income tax rate reductions, the Company's deferred corporate income tax liability decreased by $1,618 million. During 2017, the British Columbia government enacted legislation that increased the provincial corporate income tax rate from 11% to 12% effective January 1, 2018. As a result of this income tax rate increase, the Company's deferred corporate income tax liability was increased by $10 million.

Canadian Natural Resources Limited	7	Year Ended December 31, 2019

Principal Documents Exhibits

ADJUSTED FUNDS FLOW, AS RECONCILED TO CASH FLOWS FROM OPERATING ACTIVITIES (1)
($ millions)	2019	2018	2017
Cash flows from operating activities	$8,829	$10,121	$7,262
Net change in non-cash working capital	1,033	(1,346)	(299)
Abandonment expenditures (2)	296	290	274
Other (3)	109	23	110
Adjusted funds flow	$10,267	$9,088	$7,347

(1)	Adjusted funds flow was previously referred to as funds flow from operations.

(2)	The Company includes abandonment expenditures in "Net Capital Expenditures, as Reconciled to Cash Flows used in Investing Activities" in the "Net Capital Expenditures" section of this MD&A.

(3)	Movements in other long-term assets, including the unamortized cost of the share bonus program and prepaid cost of service tolls.
CONSOLIDATED NET EARNINGS AND ADJUSTED NET EARNINGS
For 2019, the Company reported net earnings of $5,416 million compared with $2,591 million for 2018 (2017 – $2,397 million). Net earnings for 2019 included net after-tax income of $1,621 million related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates including the impact of realized foreign exchange losses on repayments of long-term debt, the loss from investments, gain on acquisition, disposition and revaluation of properties, and the impact of statutory tax rate and other legislative changes on deferred income tax liabilities (2018 – $672 million after-tax income; 2017 – $994 million after-tax income). Excluding these items, adjusted net earnings from operations for 2019 were $3,795 million compared with $3,263 million for 2018 (2017 – $1,403 million).
The increase in net earnings and adjusted net earnings from operations for 2019 from 2018 was primarily due to:

▪	higher crude oil and NGLs sales volumes and netbacks in the Exploration and Production segments; and

▪	higher realized foreign exchange gains;
partially offset by:

▪	lower SCO sales volumes in the Oil Sands Mining and Upgrading segment;

▪	lower natural gas netbacks in the Exploration and Production segments; and

▪	higher realized risk management losses.
Net earnings for 2019 as compared to net earnings for 2018 also reflected the Government of Alberta enacted decrease in the provincial corporate income tax rate from 12% to 11% effective July 1, 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. This resulted in a decrease in the Company's deferred corporate income tax liability of $1,618 million. See the "Income Taxes" section of this MD&A.
The impacts of share-based compensation, risk management activities and fluctuations in foreign exchange rates also contributed to the movements in net earnings for 2019 from 2018. For 2019, the adoption of IFRS 16 did not have a significant overall impact on net earnings or adjusted net earnings from operations. These items are discussed in detail in the relevant sections of this MD&A.
Subsequent to December 31, 2019, crude oil benchmark prices decreased substantially due to a drop in global crude oil demand triggered by the impact of the COVID-19 virus on the global economy. In March 2020, crude oil prices decreased further due to a breakdown in negotiations between OPEC and non-OPEC partners regarding proposed production cuts. The volatility in the crude oil pricing environment could impact the Company’s earnings and cash flows.
CASH FLOWS FROM OPERATING ACTIVITIES AND ADJUSTED FUNDS FLOW
Cash flows from operating activities for 2019 decreased to $8,829 million from $10,121 million for 2018 (2017 – $7,262 million). The decrease in cash flows from operating activities for 2019 from 2018 was primarily due to the impact of changes in non-cash working capital, primarily due to an increase in accounts receivable from 2018. Cash flows from operating activities was further impacted by factors previously noted relating to the fluctuations in net earnings and adjusted net earnings from operations (except for the effect of depletion, depreciation and amortization).
Adjusted funds flow for 2019 increased to $10,267 million ($8.62 per common share) from $9,088 million for 2018 ($7.46 per common share) (2017 – $7,347 million; $6.25 per common share). The increase in adjusted funds flow for 2019 from 2018 was primarily due to the factors previously noted relating to the fluctuations in cash flows from operating activities excluding the impact of the net change in non-cash working capital, abandonment expenditures and movements in other long-term assets, including the unamortized cost of the share bonus program and prepaid cost of service tolls.
Cash flows from operating activities and adjusted funds flow for 2019 reflected an increase of $237 million related to the adoption of IFRS 16 on January 1, 2019 as the principal portions of lease payments previously classified as cash

Canadian Natural Resources Limited	8	Year Ended December 31, 2019

Principal Documents Exhibits

flows from operating activities are now reported as cash flows used in financing activities. The adoption of IFRS 16 is discussed in the "Changes in Accounting Policies" section of this MD&A.
PRODUCT PRICING
In the Company’s Exploration and Production activities, the 2019 average sales price per barrel of crude oil and NGLs increased 17% to average $55.08 per bbl from $46.92 per bbl in 2018 (2017 – $48.57 per bbl), and the 2019 average natural gas price decreased 10% to average $2.34 per Mcf from $2.61 per Mcf in 2018 (2017 – $2.76 per Mcf). In the Oil Sands Mining and Upgrading segment, the Company’s 2019 average SCO sales price of $70.18 per bbl compared with $68.61 per bbl in 2018 (2017 – $63.98 per bbl). Crude oil and NGLs and natural gas pricing are discussed in detail in the "Business Environment" section of this MD&A.
PRODUCTION VOLUMES
Total production of crude oil and NGLs before royalties for 2019 increased 4% to average 850,393 bbl/d from 820,778 bbl/d in 2018 (2017 – 685,236 bbl/d). The increase in crude oil and NGLs production from 2018 primarily reflected production from the acquisition of thermal and heavy oil assets from Devon Canada Corporation ("Devon"), offsetting the impact of a proactive piping replacement in one of the hydrogen units at Horizon, together with the unplanned maintenance at the non-operated Scotford Upgrader and at Horizon in the first half of the year. The Company continues to optimize its production volumes across the asset base during curtailment.
Total natural gas production before royalties for 2019 decreased 4% to average 1,491 MMcf/d from 1,548 MMcf/d in 2018 (2017 – 1,662 MMcf/d). The decrease in natural gas production from 2018 primarily reflected natural field declines, together with the strategic reduction of capital allocated to natural gas activities due to low natural gas prices.
Total production volumes before royalties for 2019 of 1,098,957 BOE/d was comparable with 1,078,813 BOE/d in 2018 (2017 – 962,264 BOE/d). Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production" section of this MD&A.

Canadian Natural Resources Limited	9	Year Ended December 31, 2019

Principal Documents Exhibits

SUMMARY OF QUARTERLY FINANCIAL RESULTS
The following is a summary of the Company’s quarterly financial results for the eight most recently completed quarters:

($ millions, except per common share amounts)
2019	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales (1)	$24,394	$6,335	$6,587	$5,931	$5,541
Crude oil and NGLs	$22,950	$5,947	$6,324	$5,597	$5,082
Natural gas	$1,419	$382	$257	$324	$456
Net earnings (loss)	$5,416	$597	$1,027	$2,831	$961
Net earnings (loss) per common share
– basic	$4.55	$0.50	$0.87	$2.37	$0.80
– diluted	$4.54	$0.50	$0.87	$2.36	$0.80

($ millions, except per common share amounts)
2018	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales	$22,282	$3,831	$6,327	$6,389	$5,735
Crude oil and NGLs	$20,668	$3,327	$5,967	$6,071	$5,303
Natural gas	$1,614	$504	$360	$318	$432
Net earnings (loss)	$2,591	$(776)	$1,802	$982	$583
Net earnings (loss) per common share
– basic	$2.13	$(0.64)	$1.48	$0.80	$0.48
– diluted	$2.12	$(0.64)	$1.47	$0.80	$0.47

(1)	Further details related to product sales, including 'Other' income for 2019 are disclosed in note 22 to the Company's audited consolidated financial statements.
Volatility in the quarterly net earnings (loss) over the eight most recently completed quarters was primarily due to:

▪
Crude oil pricing – Fluctuating global supply/demand including crude oil production levels from OPEC and its impact on world supply, the impact of geopolitical uncertainties on worldwide benchmark pricing, the impact of shale oil production in North America, the impact of the WCS Heavy Differential from the WTI including the impact of a shortage of takeaway capacity out of the Western Canadian Sedimentary Basin (the "Basin") and the impact of the differential between WTI and Brent benchmark pricing in the North Sea and Offshore Africa and the impact of production curtailments mandated by the Government of Alberta that came into effect on January 1, 2019.

▪
Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, third-party pipeline maintenance and outages and the impact of shale gas production in the US.

▪
Crude oil and NGLs sales volumes – Fluctuations in production due to the cyclic nature of the Company’s Primrose thermal projects, production from Kirby South and Kirby North, the results from the Pelican Lake water and polymer flood projects, fluctuations in the Company’s drilling program in North America and the International segments, the impact and timing of acquisitions, including the acquisition of assets from Devon, production from Horizon Phase 3 as well as the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, voluntarily curtailed production in late 2018 due to low commodity prices in North America and production curtailments mandated by the Government of Alberta that came into effect January 1, 2019. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the International segments.

▪
Natural gas sales volumes – Fluctuations in production due to the Company’s allocation of capital to higher return crude oil projects, natural decline rates, fluctuating capacity at the Pine River processing facility, shut-in production due to third party pipeline restrictions and related pricing impacts, shut-in production due to low commodity prices and the impact and timing of acquisitions.

▪
Production expense – Fluctuations primarily due to the impact of the demand and cost for services, fluctuations in product mix and production volumes, the impact of seasonal costs, the impact of increased carbon tax and energy costs, cost optimizations across all segments, the impact and timing of acquisitions, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, maintenance activities in the International segments and the impact of the adoption of IFRS 16 on January 1, 2019.

▪
Depletion, depreciation and amortization – Fluctuations due to changes in sales volumes including the impact and timing of acquisitions and dispositions, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company’s proved

Canadian Natural Resources Limited	10	Year Ended December 31, 2019

Principal Documents Exhibits

undeveloped reserves, fluctuations in International sales volumes subject to higher depletion rates, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment and the impact of the adoption of IFRS 16 on January 1, 2019.

▪	Share-based compensation – Fluctuations due to the measurement of fair market value of the Company's share-based compensation liability.

▪	Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company’s risk management activities.

▪
Interest expense – Fluctuations due to the adoption of IFRS 16 on January 1, 2019, fluctuating long-term debt levels, and the impact of movements in benchmark interest rates on outstanding floating rate long-term debt.

▪
Foreign exchange rates – Fluctuations in the Canadian dollar relative to the US dollar, which impact the realized price the Company receives for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Fluctuations in realized and unrealized foreign exchange gains and losses were also recorded with respect to US dollar denominated debt, partially offset by the impact of cross currency swap hedges.

▪
Gains on acquisition, disposition and revaluation of properties and gains/losses on investments – Fluctuations due to the recognition of the acquisition, disposition and revaluation of properties in the various periods, fair value changes in the investments in PrairieSky and Inter Pipeline shares, and the equity loss on the Company's interest in the Redwater Partnership.

▪	Income tax expense – Fluctuations in income tax expense due to statutory tax rate and other legislative changes substantively enacted in the various periods.

Business Environment

(Yearly average)	2019	2018	2017
WTI benchmark price (US$/bbl)	$57.04	$64.78	$50.93
Dated Brent benchmark price (US$/bbl)	$64.04	$71.12	$54.38
WCS Heavy Differential from WTI (US$/bbl)	$12.79	$26.29	$11.97
SCO price (US$/bbl)	$56.35	$58.62	$52.20
Condensate benchmark price (US$/bbl)	$52.84	$60.98	$51.65
Condensate Differential from WTI (US$/bbl)	$4.20	$3.80	$(0.72)
NYMEX benchmark price (US$/MMBtu)	$2.63	$3.08	$3.11
AECO benchmark price (C$/GJ)	$1.54	$1.45	$2.30
US/Canadian dollar average exchange rate (US$)	$0.7536	$0.7717	$0.7701
US/Canadian dollar year end exchange rate (US$)	$0.7713	$0.7328	$0.7988
Substantially all of the Company’s production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are highly sensitive to fluctuations in foreign exchange rates. Product revenue continued to be impacted by the volatility of the Canadian dollar as the Canadian dollar sales price the Company received for its crude oil and natural gas sales is based on US dollar denominated benchmarks.
Effective January 1, 2019, the Government of Alberta implemented a mandatory curtailment program that has been successful in mitigating the discount in crude oil pricing received in Alberta for both light crude oil and heavy crude oil. The timing of program cessation remains uncertain. The Company continues to execute operational flexibility to maximize production volumes through its curtailment optimization strategy, and has significant additional capacity available to further increase production volumes should curtailment restrictions ease.
Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. WTI averaged US$57.04 per bbl for 2019, a decrease of 12% from US$64.78 per bbl for 2018 (2017 – US$50.93 per bbl).
Crude oil sales contracts for the Company’s North Sea and Offshore Africa segments are typically based on Brent pricing, which is representative of international markets and overall world supply and demand. Brent averaged US$64.04 per bbl for 2019, a decrease of 10% from US$71.12 per bbl for 2018 (2017 – US$54.38 per bbl).
WTI and Brent pricing for 2019 decreased from 2018 primarily due to increases in non-OPEC crude oil supply. In addition, global crude oil pricing has been impacted by ongoing trade disputes between the US and China.

Canadian Natural Resources Limited	11	Year Ended December 31, 2019

Principal Documents Exhibits

The WCS Heavy Differential averaged US$12.79 per bbl for 2019, a decrease of 51% from US$26.29 per bbl for 2018 (2017 – US$11.97 per bbl). The narrowing of the WCS Heavy Differential reflected the impact of the Government of Alberta mandatory production curtailments that came into effect January 1, 2019.
The SCO price averaged US$56.35 per bbl for 2019, a decrease of 4% from US$58.62 per bbl for 2018 (2017 – US$52.20 per bbl). The decrease in SCO pricing for 2019 from 2018 primarily reflected decreases in WTI benchmark pricing.
NYMEX natural gas prices averaged US$2.63 per MMBtu for 2019, a decrease of 15% from US$3.08 per MMBtu for 2018 (2017 – US$3.11 per MMBtu). The decrease in NYMEX natural gas prices for 2019 from 2018 primarily reflected increased production levels in North America and the impact of seasonal weather conditions.
AECO natural gas prices averaged $1.54 per GJ for 2019, an increase of 6% from $1.45 per GJ for 2018 (2017 – $2.30 per GJ). The increase in AECO natural gas prices for 2019 from 2018 primarily reflected additional egress capability and the impact of the TC Energy Temporary Service Protocol.
Analysis of Changes in Product Sales

		Changes due to				Changes due to
($ millions)	2017	Volumes	Prices	Other	2018	Volumes	Prices	Other	2019
North America
Crude oil and NGLs	$7,655	$(188)	$(224)	$11	$7,254	$1,055	$1,375	$(5)	$9,679
Natural gas	1,506	(105)	(136)	(9)	1,256	(40)	(76)	10	1,150
Other	—	—	—	—	—	—	—	6	6
	9,161	(293)	(360)	2	8,510	1,015	1,299	11	10,835
North Sea
Crude oil and NGLs	666	(69)	155	1	753	114	(7)	—	860
Natural gas	118	(23)	45	—	140	(34)	(49)	—	57
Other	—	—	—	—	—	—	—	5	5
	784	(92)	200	1	893	80	(56)	5	922
Offshore Africa
Crude oil and NGLs	579	(102)	164	(13)	628	72	(56)	(12)	632
Natural gas	53	10	7	—	70	(5)	1	1	67
Other	—	—	—	—	—	—	—	8	8
	632	(92)	171	(13)	698	67	(55)	(3)	707
Total Exploration and Production
Crude oil and NGLs	8,900	(359)	95	(1)	8,635	1,241	1,312	(17)	11,171
Natural gas	1,677	(118)	(84)	(9)	1,466	(79)	(124)	11	1,274
Other	—	—	—	—	—	—	—	19	19
	10,577	(477)	11	(10)	10,101	1,162	1,188	13	12,464
Oil Sands Mining and Upgrading
Crude oil and NGLs	7,072	3,696	722	31	11,521	(710)	560	(31)	11,340
Other	—	—	—	—	—	—	—	6	6
	7,072	3,696	722	31	11,521	(710)	560	(25)	11,346
Midstream and Refining	102	—	—	—	102	—	—	(14)	88
Intersegment eliminations and other (1)	609	—	—	(51)	558	—	—	(62)	496
Total	$18,360	$3,219	$733	$(30)	$22,282	$452	$1,748	$(88)	$24,394

(1)	Eliminates internal transportation and electricity charges and includes production, processing and other purchasing and selling activities that are not included in the above segments.
Product sales increased 9% to $24,394 million for 2019 from $22,282 million for 2018 (2017 – $18,360 million). The increase was primarily due to higher realized crude oil and NGLs pricing in North America, together with increased crude oil and NGLs sales volumes in the North America Exploration and Production segment following the acquisition of thermal and heavy oil assets from Devon, offsetting the impact of a proactive piping replacement in one of the hydrogen units at Horizon, together with the unplanned maintenance at the non-operated Scotford Upgrader and at Horizon in the first half of the year. Crude oil and NGLs and natural gas pricing are discussed in detail in the "Business Environment" section of this MD&A. Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production" section of this MD&A.
For 2019, 7% of the Company’s crude oil and NGLs and natural gas product sales were generated outside of North America (2018 – 7%; 2017 – 8%). North Sea accounted for 4% of crude oil and NGLs and natural gas product sales for 2019 (2018 – 4%; 2017 – 4%), and Offshore Africa accounted for 3% of crude oil and NGLs and natural gas product sales for 2019 (2018 – 3%; 2017 – 4%).
Daily Production, Before Royalties

	2019	2018	2017
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	405,970	350,961	359,449
North America – Oil Sands Mining and Upgrading (1)	395,133	426,190	282,026
North Sea	27,919	23,965	23,426
Offshore Africa	21,371	19,662	20,335
	850,393	820,778	685,236
Natural gas (MMcf/d)
North America	1,443	1,490	1,601
North Sea	24	32	39
Offshore Africa	24	26	22
	1,491	1,548	1,662
Total barrels of oil equivalent (BOE/d)	1,098,957	1,078,813	962,264
Product mix
Light and medium crude oil and NGLs	13%	13%	14%
Pelican Lake heavy crude oil	5%	6%	6%
Primary heavy crude oil	8%	8%	10%
Bitumen (thermal oil)	15%	10%	12%
Synthetic crude oil (1)	36%	39%	29%
Natural gas	23%	24%	29%
Percentage of gross revenue (1) (2)
(excluding Midstream and Refining revenue)
Crude oil and NGLs	94%	93%	90%
Natural gas	6%	7%	10%

(1)	SCO production before royalties excludes SCO consumed internally as diesel.

(2)	Net of blending costs and excluding risk management activities.

Canadian Natural Resources Limited	12	Year Ended December 31, 2019

Principal Documents Exhibits

Daily Production, Net of Royalties

	2019	2018	2017
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	356,794	303,956	312,297
North America – Oil Sands Mining and Upgrading	375,048	405,731	274,437
North Sea	27,866	23,902	23,382
Offshore Africa	20,078	18,450	19,124
	779,786	752,039	629,240
Natural gas (MMcf/d)
North America	1,400	1,432	1,528
North Sea	24	32	39
Offshore Africa	22	23	20
	1,446	1,487	1,587
Total barrels of oil equivalent (BOE/d)	1,020,749	999,857	893,702
The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO and natural gas.
Total 2019 production before royalties averaged 1,098,957 BOE/d, comparable with 1,078,813 BOE/d in 2018 (2017 – 962,264 BOE/d).
Total production of crude oil and NGLs before royalties for 2019 increased 4% to 850,393 bbl/d from 820,778 bbl/d for 2018 (2017 – 685,236 bbl/d). The increase in crude oil and NGLs production from 2018 primarily reflected production from the acquisition of thermal and heavy oil assets from Devon, offsetting the impact of a proactive piping replacement in one of the hydrogen units at Horizon, together with the unplanned maintenance at the non-operated Scotford Upgrader and at Horizon in the first half of the year. The Company continues to optimize its production volumes across the asset base during curtailment. Crude oil and NGLs production before royalties for 2019 was within the Company’s previously issued guidance of 839,000 to 888,000 bbl/d.
Natural gas production before royalties accounted for 23% of the Company's total production in 2019 on a BOE basis. Natural gas production for 2019 decreased 4% to 1,491 MMcf/d from 1,548 MMcf/d for 2018 (2017 – 1,662 MMcf/d). The decrease in natural gas production from 2018 primarily reflected natural field declines, together with the strategic reduction of capital allocated to natural gas activities due to low natural gas prices. Natural gas production for 2019 was within the Company’s previously issued guidance of 1,485 to 1,545 MMcf/d.
North America – Exploration and Production
North America crude oil and NGLs production before royalties for 2019 increased 16% to average 405,970 bbl/d from 350,961 bbl/d for 2018 (2017 – 359,449 bbl/d). The increase in production from 2018 primarily reflected the acquisition of thermal and heavy oil assets from Devon that closed in 2019 and increased production of thermal oil due to additional production from Kirby North and pad additions at Primrose, reflecting optimization of curtailment volumes across the Company's asset base.
Thermal oil production before royalties for 2019 averaged 167,942 bbl/d compared with 107,839 bbl/d for 2018 (2017 – 120,140 bbl/d). Production volumes in 2019 primarily reflected volumes from the acquisition of assets from Devon, together with new production from Kirby North and pad additions at Primrose, reflecting optimization of curtailment volumes across the Company's asset base.
Pelican Lake heavy crude oil production before royalties averaged production of 58,855 bbl/d in 2019 compared with 63,082 bbl/d in 2018 (2017 – 51,743 bbl/d).
Natural gas production before royalties for 2019 decreased 3% to average 1,443 MMcf/d from 1,490 MMcf/d for 2018 (2017 – 1,601 MMcf/d). The decrease in natural gas production from 2018 primarily reflected natural field declines, together with the strategic reduction of capital allocated to natural gas activities due to low natural gas prices.

Canadian Natural Resources Limited	13	Year Ended December 31, 2019

Principal Documents Exhibits

North America – Oil Sands Mining and Upgrading
SCO production before royalties for 2019 decreased 7% to 395,133 bbl/d from 426,190 bbl/d for 2018 (2017 – 282,026 bbl/d). The decrease in SCO production from 2018 primarily reflected the impact of a proactive piping replacement in one of the hydrogen units at Horizon, together with the unplanned maintenance at the non-operated Scotford Upgrader and at Horizon in the first half of the year. Production in 2019 was impacted by the Government of Alberta mandated production curtailments that came into effect on January 1, 2019.
North Sea
North Sea crude oil production before royalties for 2019 increased 16% to 27,919 bbl/d from 23,965 bbl/d for 2018 (2017 – 23,426 bbl/d). The increase in production from 2018 primarily reflected volumes from new wells.
Offshore Africa
Offshore Africa crude oil production before royalties for 2019 increased 9% to 21,371 bbl/d from 19,662 bbl/d for 2018 (2017 – 20,335 bbl/d). The increase in production from 2018 primarily reflected volumes from new wells drilled at Baobab, partially offset by the cessation of production at the Olowi field, Gabon in December 2018 and natural field declines.
Corporate Production guidance for 2020
The Company targets production levels in 2020 to average between 910,000 bbl/d and 970,000 bbl/d of crude oil and NGLs and between 1,360 MMcf/d and 1,420 MMcf/d of natural gas.
INTERNATIONAL CRUDE OIL INVENTORY VOLUMES
The Company recognizes revenue on its crude oil production when control of the product passes to the customer and delivery has taken place. Revenue has not been recognized in the International business segments on crude oil volumes held in various storage facilities or FPSOs, as follows:

(bbl)	2019	2018	2017
North Sea	344,726	71,832	—
Offshore Africa	519,504	404,475	121,936
	864,230	476,307	121,936

Canadian Natural Resources Limited	14	Year Ended December 31, 2019

Principal Documents Exhibits

Exploration and Production
OPERATING HIGHLIGHTS

	2019	2018	2017
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$55.08	$46.92	$48.57
Transportation	3.48	3.08	2.80
Realized sales price, net of transportation	51.60	43.84	45.77
Royalties	6.08	5.08	5.24
Production expense	13.81	15.69	14.89
Netback	$31.71	$23.07	$25.64
Natural gas ($/Mcf) (1)
Sales price (2)	$2.34	$2.61	$2.76
Transportation	0.42	0.47	0.39
Realized sales price, net of transportation	1.92	2.14	2.37
Royalties	0.08	0.08	0.11
Production expense	1.22	1.36	1.27
Netback	$0.62	$0.70	$0.99
Barrels of oil equivalent ($/BOE) (1)
Sales price (2)	$40.50	$34.62	$35.54
Transportation	3.14	2.96	2.66
Realized sales price, net of transportation	37.36	31.66	32.88
Royalties	4.09	3.27	3.40
Production expense	11.49	12.71	11.95
Netback	$21.78	$15.68	$17.53

(1)	Amounts expressed on a per unit basis are based on sales volumes.

(2)	Net of blending costs and excluding risk management activities.
PRODUCT PRICES

	2019	2018	2017
Crude oil and NGLs ($/bbl) (1) (2)
North America	$51.43	$41.82	$45.85
North Sea	$86.76	$87.41	$69.43
Offshore Africa	$83.68	$90.95	$67.15
Company average	$55.08	$46.92	$48.57
Natural gas ($/Mcf) (1) (2)
North America	$2.18	$2.33	$2.58
North Sea	$6.52	$12.08	$8.24
Offshore Africa	$7.41	$7.34	$6.57
Company average	$2.34	$2.61	$2.76
Company average ($/BOE) (1) (2)	$40.50	$34.62	$35.54

(1)	Amounts expressed on a per unit basis are based on sales volumes.

(2)	Net of blending costs and excluding risk management activities.
North America - Product Prices
North America realized crude oil prices increased 23% to average $51.43 per bbl for 2019 from $41.82 per bbl for 2018 (2017 – $45.85 per bbl), primarily due to the narrowing of the WCS Heavy Differential as a result of the Government of Alberta mandatory production curtailments that came into effect January 1, 2019.

Canadian Natural Resources Limited	15	Year Ended December 31, 2019

Principal Documents Exhibits

North America realized natural gas prices decreased 6% to average $2.18 per Mcf for 2019 from $2.33 per Mcf for 2018 (2017 – $2.58 per Mcf). The decrease primarily reflected increased production levels in North America and the impact of seasonal weather conditions.
The Company continues to focus on its crude oil marketing strategy including a blending strategy that expands markets within current pipeline infrastructure, supporting pipeline projects that will provide capacity to transport crude oil to new markets, and working with refiners to add incremental heavy crude oil and bitumen (thermal oil) conversion capacity. During 2019, the Company contributed approximately 174,700 bbl/d of heavy crude oil blends to the WCS stream.
The Company has 20 year transportation agreements to ship 94,000 bbl/d of crude oil on the proposed Trans Mountain Pipeline Expansion. The Canadian Energy Regulator (formerly The National Energy Board) has provided its recommendation that construction of the pipeline should proceed and the Federal cabinet approved the project on June 18, 2019. On February 4, 2020, an appeal from Indigenous groups to the Federal Court of Appeal was dismissed. Pipeline construction, which had commenced, was permitted to continue subject to the outcome of the appeal to the Supreme Court of Canada. Leave to appeal to the Supreme Court of Canada was refused on March 5, 2020.
The Company also has 20 year transportation agreements to ship 200,000 bbl/d of crude oil on the proposed TC Energy Keystone XL Pipeline. On August 23, 2019 the Nebraska Supreme Court ruled that the Nebraska Public Service Commission's route approval was valid. The proponent is awaiting the decision from the Montana Federal Court case filed by various environmental groups challenging the Presidential Permit granted in 2019. Pre-construction activities have commenced and the proponent expects the construction program to be approximately two years once construction has commenced.
Comparisons of the prices received in North America Exploration and Production by product type were as follows:

(Yearly average)	2019	2018	2017
Wellhead Price (1) (2)
Light and medium crude oil and NGLs ($/bbl)	$49.54	$52.87	$47.78
Pelican Lake heavy crude oil ($/bbl)	$57.82	$43.30	$48.30
Primary heavy crude oil ($/bbl)	$55.38	$38.98	$46.88
Bitumen (thermal oil) ($/bbl)	$48.27	$33.66	$42.49
Natural gas ($/Mcf)	$2.18	$2.33	$2.58

(1)	Amounts expressed on a per unit basis are based on sales volumes.

(2)	Net of blending costs and excluding risk management activities.
North Sea - Product Prices
North Sea realized crude oil prices of $86.76 per bbl for 2019 were comparable with $87.41 per bbl for 2018 (2017 – $69.43 per bbl). Realized crude oil prices per barrel in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting.
Offshore Africa - Product Prices
Offshore Africa realized crude oil prices decreased 8% to average $83.68 per bbl for 2019 from $90.95 per bbl for 2018 (2017 – $67.15 per bbl). Realized crude oil prices per barrel in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting. The decrease in realized crude oil prices in 2019 reflected prevailing Brent benchmark pricing at the time of liftings, together with the impact of movements in the Canadian dollar.

Canadian Natural Resources Limited	16	Year Ended December 31, 2019

Principal Documents Exhibits

ROYALTIES

	2019	2018	2017
Crude oil and NGLs ($/bbl) (1)
North America	$6.56	$5.36	$5.69
North Sea	$0.16	$0.22	$0.13
Offshore Africa	$4.74	$6.00	$4.13
Company average	$6.08	$5.08	$5.24
Natural gas ($/Mcf) (1)
North America	$0.07	$0.07	$0.11
Offshore Africa	$0.63	$1.00	$0.76
Company average	$0.08	$0.08	$0.11
Company average ($/BOE) (1)	$4.09	$3.27	$3.40

(1)	Amounts expressed on a per unit basis are based on sales volumes.
North America - Royalties
Government royalties on a significant portion of North America crude oil and NGLs production fall under the oil sands royalty regime and are calculated on a project by project basis as a percentage of gross revenue less operating, capital and abandonment costs incurred ("net profit").
North America crude oil and natural gas royalty rates for 2019 and the comparable periods reflected movements in benchmark commodity prices. North America crude oil royalty rates also reflected fluctuations in the WCS Heavy Differential and changes in the production mix between high and low royalty rate product types.
Crude oil and NGLs royalty rates averaged approximately 13% of product sales for 2019 compared with 14% of product sales for 2018 (2017 – 13%).
Natural gas royalty rates averaged approximately 3% of product sales for 2019 compared with 4% of product sales for 2018 (2017 – 5%).
Offshore Africa - Royalties
Under the terms of the various Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing, capital expenditures and production expenses, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 6% for 2019 compared with 7% of product sales for 2018 (2017 – 7%). Royalty rates as a percentage of product sales reflected the timing of liftings and the status of payout in the various fields.
PRODUCTION EXPENSE

	2019	2018	2017
Crude oil and NGLs ($/bbl) (1)
North America	$12.41	$13.48	$12.71
North Sea	$36.39	$39.89	$36.60
Offshore Africa	$11.21	$26.34	$24.07
Company average	$13.81	$15.69	$14.89
Natural gas ($/Mcf) (1)
North America	$1.16	$1.25	$1.19
North Sea (2)	$3.40	$5.29	$3.37
Offshore Africa (2)	$2.60	$2.76	$2.90
Company average	$1.22	$1.36	$1.27
Company average ($/BOE) (1)	$11.49	$12.71	$11.95

(1)	Amounts expressed on a per unit basis are based on sales volumes.

(2)
North Sea and Offshore Africa natural gas production expense for 2019 reflected a decrease of $23 million ($2.66 per Mcf) and $5 million ($0.55 per Mcf) respectively, related to the adoption of IFRS 16.

Canadian Natural Resources Limited	17	Year Ended December 31, 2019

Principal Documents Exhibits

North America - Production Expense
North America crude oil and NGLs production expense for 2019 decreased 8% to $12.41 per bbl from $13.48 per bbl for 2018 (2017 – $12.71 per bbl). The decrease in crude oil and NGLs production expense for 2019 from 2018 primarily reflected the impact of operating cost synergies captured to date combined with added production from the acquisition of assets from Devon, Kirby North and pad additions at Primrose, offsetting the impact of higher fuel and energy costs. The Company continues to focus on cost control and achieving efficiencies across the entire asset base.
North America crude oil and NGLs production expense for 2019 also reflected a decrease of $22 million ($0.15 per bbl) related to the adoption of IFRS 16.
North America natural gas production expense for 2019 decreased 7% to $1.16 per Mcf from $1.25 per Mcf for 2018 (2017 – $1.19 per Mcf). The decrease in natural gas production expense for 2019 from 2018 primarily reflected the strength of the Company's strategy to own and control its infrastructure, continued focus on cost control, and achieving efficiencies across the entire asset base.
North America natural gas production expense for 2019 also reflected a decrease of $6 million ($0.01 per Mcf) related to the adoption of IFRS 16.
North Sea - Production Expense
North Sea crude oil production expense for 2019 decreased 9% to $36.39 per bbl from $39.89 per bbl for 2018 (2017 – $36.60 per bbl). The decrease in crude oil production expense for 2019 from 2018 primarily reflected increased production volumes, together with fluctuations in the Canadian dollar.
North Sea crude oil production expense for 2019 also reflected a decrease of $21 million ($2.10 per bbl) related to the adoption of IFRS 16.
Offshore Africa - Production Expense
Offshore Africa crude oil production expense was $11.21 per bbl for 2019 compared with $26.34 per bbl for 2018 (2017 – $24.07 per bbl). The decrease in crude oil production expense for 2019 from 2018 primarily reflected the cessation of production at the Olowi field, Gabon in December 2018. Crude oil production expense also reflected the timing of liftings from various fields that have different cost structures, fluctuating production volumes on a relatively fixed cost base and fluctuations in the Canadian dollar.
Offshore Africa crude oil production expense for 2019 also reflected a decrease of $20 million ($2.56 per bbl) related to the adoption of IFRS 16.
DEPLETION, DEPRECIATION AND AMORTIZATION

($ millions, except per BOE amounts)	2019	2018	2017
North America	$3,326	$3,132	$3,243
North Sea	308	257	509
Offshore Africa	242	201	205
Expense	$3,876	$3,590	$3,957
$/BOE (1)	$15.22	$15.12	$15.82

(1)	Amounts expressed on a per unit basis are based on sales volumes.
Depletion, depreciation and amortization in 2019 of $15.22 per BOE was comparable with $15.12 per BOE for 2018 (2017 – $15.82 per BOE). Depletion, depreciation and amortization expense for 2019 reflected an increase of $168 million ($0.66 per BOE) related to the adoption of IFRS 16.

Canadian Natural Resources Limited	18	Year Ended December 31, 2019

Principal Documents Exhibits

ASSET RETIREMENT OBLIGATION ACCRETION

($ millions, except per BOE amounts)	2019	2018	2017
North America	$95	$87	$80
North Sea	28	29	27
Offshore Africa	6	9	9
Expense	$129	$125	$116
$/BOE (1)	$0.51	$0.53	$0.46

(1)	Amounts expressed on a per unit basis are based on sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for 2019 decreased 4% to $0.51 per BOE from $0.53 per BOE for 2018 (2017 – $0.46 per BOE). Fluctuations in asset retirement obligation accretion expense on a per BOE basis primarily reflect fluctuating sales volumes.
Oil Sands Mining and Upgrading
OPERATING HIGHLIGHTS
The Company continues to focus on safe, reliable and efficient operations and leveraging its technical expertise across the Horizon and AOSP sites. Production averaged 395,133 bbl/d during 2019, reflecting the impact of a proactive piping replacement in one of the hydrogen units at Horizon, together with the unplanned maintenance at the non-operated Scotford Upgrader and at Horizon in the first half of the year. Production levels during the year continued to be impacted by the Government of Alberta mandated production curtailments that came into effect January 1, 2019.
Through continuous focus on cost control and efficiencies, the Company has achieved a decrease of $124 million (4%) in adjusted production costs, excluding natural gas costs for 2019 of $3,032 million ($20.89 per bbl), from $3,156 million ($20.39 per bbl) for 2018.
PRODUCT PRICES, ROYALTIES AND TRANSPORTATION

($/bbl) (1)	2019	2018	2017
SCO realized sales price (2)	$70.18	$68.61	$63.98
Bitumen value for royalty purposes (3)	$50.79	$40.02	$41.05
Bitumen royalties (4)	$3.31	$3.09	$1.64
Transportation	$1.29	$1.61	$1.54

(1)	Amounts expressed on a per unit basis are based on sales volumes excluding turnaround periods.

(2)	Net of blending and feedstock costs.

(3)	Calculated as the annual average of the bitumen valuation methodology price.

(4)	Calculated based on bitumen royalties expensed during the year; divided by the corresponding SCO sales volumes.
The realized SCO sales price averaged $70.18 per bbl for 2019, comparable with $68.61 per bbl for 2018 (2017 – $63.98 per bbl).
Transportation expense averaged $1.29 per bbl for 2019, compared with $1.61 per bbl for 2018 (2017 – $1.54 per bbl). Transportation expense for 2019 reflected a decrease of $78 million ($0.53 per bbl) related to the adoption of IFRS 16.

Canadian Natural Resources Limited	19	Year Ended December 31, 2019

Principal Documents Exhibits

PRODUCTION COSTS
The following tables are reconciled to the Oil Sands Mining and Upgrading production costs disclosed in note 22 to the Company’s audited consolidated financial statements.

($ millions)	2019	2018	2017
Production costs	$3,276	$3,367	$2,600
Less: costs incurred during turnaround periods	(119)	(109)	(216)
Adjusted production costs	$3,157	$3,258	$2,384

Adjusted production costs, excluding natural gas costs	$3,032	$3,156	$2,239
Natural gas costs	125	102	145
Adjusted production costs	$3,157	$3,258	$2,384

($/bbl) (1)	2019	2018	2017
Adjusted production costs, excluding natural gas costs	$20.89	$20.39	$21.98
Natural gas costs	0.86	0.66	1.42
Adjusted production costs	$21.75	$21.05	$23.40
Sales (bbl/d)	397,735	424,112	279,084

(1)	Amounts expressed on a per unit basis are based on sales volumes excluding turnaround periods.
Production costs for 2019 were $22.56 per bbl compared with $21.75 per bbl in 2018 (2017 – $25.52 per bbl). Adjusted production costs for 2019 increased 3% to $21.75 per bbl from $21.05 per bbl for 2018 (2017 – $23.40 per bbl). The increase in adjusted production costs per barrel for 2019 from 2018 primarily reflected reduced production volumes due to the impact of a proactive piping replacement in one of the hydrogen units at Horizon, together with increased natural gas costs.
Production costs for 2019 also reflected a decrease of $29 million ($0.20 per bbl) related to the adoption of IFRS 16.
DEPLETION, DEPRECIATION AND AMORTIZATION

($ millions, except per bbl amounts)	2019	2018	2017
Depletion, depreciation and amortization	$1,656	$1,557	$1,220
Less: depreciation incurred during turnaround periods	(69)	(56)	(213)
Adjusted depletion, depreciation and amortization	$1,587	$1,501	$1,007
$/bbl (1)	$10.94	$9.70	$9.89

(1)	Amounts expressed on a per unit basis are based on sales volumes excluding turnaround periods.
Adjusted depletion, depreciation and amortization expense for 2019 increased 13% to $10.94 per bbl from $9.70 per bbl for 2018 (2017 – $9.89 per bbl). This increase primarily reflected fluctuations in sales volumes from different underlying operations, a proactive piping replacement at Horizon, and the adoption of IFRS 16. Depletion, depreciation and amortization expense for 2019 also reflected an increase of $92 million ($0.63 per bbl) related to the adoption of IFRS 16.
ASSET RETIREMENT OBLIGATION ACCRETION

($ millions, except per bbl amounts)	2019	2018	2017
Expense	$61	$61	$48
$/bbl (1)	$0.42	$0.40	$0.47

(1)	Amounts expressed on a per unit basis are based on sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for 2019 increased 5% to $0.42 per bbl from $0.40 per bbl for 2018 (2017 – $0.47 per bbl). Fluctuations in asset retirement obligation accretion expense on a per barrel basis primarily reflect fluctuating sales volumes.

Canadian Natural Resources Limited	20	Year Ended December 31, 2019

Principal Documents Exhibits

Midstream and Refining

($ millions)	2019	2018	2017
Revenue	$88	$102	$102
Less:
Production expense	20	21	16
Depreciation	14	14	9
Equity loss (gain) from Redwater Partnership	287	5	(31)
Gain on revaluation of properties	—	—	(114)
Segment earnings (loss) before taxes	$(233)	$62	$222
The Company's Midstream assets consist of two crude oil pipeline systems, a 50% working interest in an 84-megawatt cogeneration plant at Primrose and the Company's 50% interest in the Redwater Partnership. Approximately 30% of the Company's heavy crude oil production was transported to international mainline liquid pipelines via the 100% owned and operated ECHO and Pelican Lake pipelines. The Midstream pipeline asset ownership allows the Company to control transportation costs, earn third party revenue, and manage the marketing of heavy crudes.
During 2017, the Company recorded a pre-tax revaluation gain of $114 million ($83 million after-tax) related to a previously held joint interest in a pipeline system.
Redwater Partnership has entered into agreements to construct and operate a 50,000 bbl/d bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 bbl/d of bitumen feedstock for the Company and 37,500 bbl/d of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
During 2018, Redwater Partnership commenced commissioning activities in the Project's light oil units while continuing work on the heavy oil units. In the first quarter of 2019, the light oil units transitioned from pre-commissioning and startup to operations and are processing synthetic crude oil into refined products. In December 2019, the light oil refinery completed activities relating to the planned maintenance shutdown. The Project continues to operate as a light oil refinery and will continue to process synthetic crude oil into refined products until the heavy oil units can reliably commence commercial processing of bitumen. Design modifications to the reactor burners in the gasifier unit are ongoing and have continued through the first quarter of 2020. As at December 31, 2019, the total estimate of capital costs incurred for the Project, net of margins from pre-commercial sales, was approximately $10 billion.
During 2013, the Company and APMC agreed, each with a 50% interest, to provide subordinated debt, bearing interest at prime plus 6%, as required for Project costs to reflect the agreed debt to equity ratio of 80/20. As at December 31, 2019, each party has provided $439 million of subordinated debt, together with accrued interest thereon of $213 million, for a Company total of $652 million. Any additional subordinated debt financing is not expected to be significant.
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service tolls, currently consisting of interest and fees, with principal repayments beginning in 2020. The Company is unconditionally obligated to pay this portion of the cost of service tolls over the 30-year tolling period. As at December 31, 2019, the Company had recognized $130 million in prepaid cost of service tolls (December 31, 2018 – $62 million).
Redwater Partnership has a secured $3,500 million syndicated credit facility, of which $2,000 million is revolving and matures in June 2021 and the remaining $1,500 million is fully drawn on a non-revolving basis. During 2019, Redwater Partnership extended the $1,500 million non-revolving facility, previously scheduled to mature in February 2020, to February 2021. As at December 31, 2019, Redwater Partnership had borrowings of $2,715 million under the secured syndicated credit facility.
The Company recognized an equity loss from Redwater Partnership of $287 million for 2019 (2018 – loss of $5 million), reducing the carrying value in Redwater Partnership to $nil. The unrecognized share of losses from Redwater Partnership for 2019 was $59 million. The equity loss for 2019 primarily reflected the impact of Redwater Partnership deferring cost of service toll revenue until it achieves commercial operations and is reliably processing toll payers' bitumen.

Canadian Natural Resources Limited	21	Year Ended December 31, 2019

Principal Documents Exhibits

Corporate and Other
ADMINISTRATION EXPENSE

($ millions, except per BOE amounts)	2019	2018	2017
Expense	$344	$325	$319
$/BOE (1)	$0.86	$0.83	$0.91

(1)	Amounts expressed on a per unit basis are based on sales volumes.
Administration expense for 2019 increased 4% to $0.86 per BOE from $0.83 per BOE for 2018 (2017 – $0.91 per BOE). Administration expense per BOE increased for 2019 from 2018 primarily due to higher personnel costs, including those associated with the acquisition of assets from Devon. Administration expense for 2019 also reflected a decrease of $23 million ($0.06 per BOE) related to the adoption of IFRS 16.
SHARE-BASED COMPENSATION

($ millions)	2019	2018	2017
Expense (recovery)	$223	$(146)	$134
The Company’s Stock Option Plan provides current employees with the right to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recorded a $223 million share-based compensation expense for 2019, primarily as a result of the measurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the period, and changes in the Company’s share price. Included within the share-based compensation expense for 2019 was $49 million related to PSUs granted to certain executive employees (2018 – $8 million; 2017 – $5 million). For 2019, the Company charged $5 million of share-based compensation costs to the Oil Sands Mining and Upgrading segment (2018 – $19 million recovered, 2017 – $14 million charged).
INTEREST AND OTHER FINANCING EXPENSE

($ millions, except per BOE amounts and interest rates)	2019	2018	2017
Expense, gross	$889	$808	$713
Less: capitalized interest	53	69	82
Expense, net	$836	$739	$631
$/BOE (1)	$2.09	$1.88	$1.79
Average effective interest rate	4.0%	3.9%	3.8%

(1)	Amounts expressed on a per unit basis are based on sales volumes.
Gross interest and other financing expense for 2019 increased from 2018 primarily due to interest expense on lease liabilities recognized due to the adoption of IFRS 16. Capitalized interest of $53 million for 2019 was related to Kirby North and residual project activities at Horizon.
Net interest and other financing expense for 2019 increased 11% to $2.09 per BOE from $1.88 per BOE for 2018 (2017 – $1.79 per BOE). The increase for 2019 from 2018 primarily reflected the adoption of IFRS 16, together with lower capitalized interest and higher levels of debt in 2019. Net interest and other financing expense for 2019 reflected an increase of $70 million ($0.18 per BOE) related to the adoption of IFRS 16.
The Company’s average effective interest rate of 4.0% for 2019 was consistent with 2018.

Canadian Natural Resources Limited	22	Year Ended December 31, 2019

Principal Documents Exhibits

RISK MANAGEMENT ACTIVITIES
The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

($ millions)	2019	2018	2017
Crude oil and NGLs financial instruments	$52	$(27)	$(32)
Natural gas financial instruments	(1)	5	(7)
Foreign currency contracts	13	(77)	37
Realized loss (gain)	$64	$(99)	$(2)

Crude oil and NGLs financial instruments	$(17)	$16	$—
Natural gas financial instruments	15	(4)	(6)
Foreign currency contracts	15	(47)	43
Unrealized loss (gain)	$13	$(35)	$37
Net loss (gain)	$77	$(134)	$35
During 2019, net realized risk management losses were related to the settlement of crude oil and NGLs financial instruments and foreign currency contracts. The Company recorded a net unrealized loss of $13 million ($14 million after-tax) on its risk management activities for 2019 (2018 – $35 million unrealized gain, $36 million after-tax; 2017 – $37 million unrealized loss, $33 million after-tax).
Complete details related to outstanding derivative financial instruments at December 31, 2019 are disclosed in note 19 to the Company's audited consolidated financial statements.
FOREIGN EXCHANGE

($ millions)	2019	2018	2017
Net realized (gain) loss	$(22)	$121	$34
Net unrealized (gain) loss	(548)	706	(821)
Net (gain) loss (1)	$(570)	$827	$(787)

(1)	Amounts are reported net of the hedging effect of cross currency swaps.
The net realized foreign exchange gain for 2019 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling. The net unrealized foreign exchange gain for 2019 was primarily related to the impact of the stronger Canadian dollar with respect to outstanding US dollar debt. The net unrealized (gain) loss for each of the periods presented included the impact of cross currency swaps (2019 – unrealized loss of $71 million, 2018 – unrealized gain of $118 million, 2017 – unrealized loss of $280 million). The US/Canadian dollar exchange rate at December 31, 2019 was US$0.7713 (December 31, 2018 – US$0.7328, December 31, 2017 – US$0.7988).

Canadian Natural Resources Limited	23	Year Ended December 31, 2019

Principal Documents Exhibits

INCOME TAXES

($ millions, except income tax rates)	2019	2018	2017
North America (1)	$354	$312	$(145)
North Sea	112	28	57
Offshore Africa	44	54	45
PRT – North Sea	(89)	(29)	(132)
Other taxes	13	9	11
Current income tax expense (recovery)	434	374	(164)
Deferred corporate income tax (recovery) expense	(895)	540	586
Deferred PRT expense – North Sea	1	17	54
Deferred income tax (recovery) expense	(894)	557	640
	(460)	931	476
Income tax rate and other legislative changes	1,618	—	(10)
	$1,158	$931	$466
Effective income tax rate on adjusted net earnings from operations (2)	25%	21%	27%

(1)	Includes North America Exploration and Production, Midstream and Refining, and Oil Sands Mining and Upgrading segments.

(2)	Excludes the impact of current and deferred PRT expense and other current income tax expense.
The effective income tax rate for 2019 and the comparable years included the impact of non-taxable items in North America and the North Sea and the impact of differences in jurisdictional income and tax rates in the countries in which the Company operates, in relation to net earnings.
The current corporate income tax and PRT in the North Sea in 2019 and the comparable years included the impact of carrybacks of abandonment expenditures related to decommissioning activities at the Company's platforms in the North Sea.
During 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 1, 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. As a result of these corporate income tax rate reductions, the Company's deferred corporate income tax liability decreased by $1,618 million.
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
During 2019, the Company filed Scientific Research and Experimental Development claims of approximately $250 million (2018 – $265 million; 2017 – $345 million) relating to qualifying research and development expenditures for Canadian income tax purposes.

Canadian Natural Resources Limited	24	Year Ended December 31, 2019

Principal Documents Exhibits

Net Capital Expenditures (1)

($ millions)	2019	2018	2017
Exploration and Evaluation
Net property acquisitions (dispositions) (2) (3)	$90	$(74)	$26
Net expenditures	74	122	123
Total Exploration and Evaluation	164	48	149
Property, Plant and Equipment
Net property acquisitions (2) (3)	3,208	98	1,219
Well drilling, completion and equipping	775	1,446	1,001
Production and related facilities	1,028	1,262	860
Capitalized interest and other	81	106	91
Total Property, Plant and Equipment	5,092	2,912	3,171
Total Exploration and Production	5,256	2,960	3,320
Oil Sands Mining and Upgrading
Project costs (4)	436	438	821
Sustaining capital	933	665	561
Turnaround costs	118	112	155
Acquisitions of Exploration and Evaluation assets (3) (5)	—	218	219
Net property acquisitions (3)	—	—	11,604
Capitalized interest and other	38	14	76
Total Oil Sands Mining and Upgrading	1,525	1,447	13,436
Midstream and Refining	10	13	80
Abandonments (6)	296	290	274
Head office	34	21	19
Total net capital expenditures	$7,121	$4,731	$17,129
By segment
North America (2) (3)	$4,831	$2,671	$3,056
North Sea	196	131	160
Offshore Africa	229	158	104
Oil Sands Mining and Upgrading (3) (5)	1,525	1,447	13,436
Midstream and Refining	10	13	80
Abandonments (6)	296	290	274
Head office	34	21	19
Total	$7,121	$4,731	$17,129

(1)
Net capital expenditures exclude the impact of lease assets and fair value and revaluation adjustments, and include non-cash transfers of property, plant and equipment to inventory due to change in use.

(2)	During 2019, cash consideration for the acquisition of assets from Devon included $91 million for exploration and evaluation assets and $3,126 million for property, plant and equipment.

(3)
During 2017, total purchase consideration for the acquisition of AOSP of $12,157 million included $26 million of exploration and evaluation assets and $308 million of property, plant and equipment within the North America segment, and $219 million of exploration and evaluation assets and $11,604 million of property, plant and equipment within the Oil Sands Mining and Upgrading segment.

(4)	Includes Horizon Phase 2/3 construction costs.

(5)
In the third quarter of 2018, total purchase consideration for the acquisition of the Joslyn oil sands project included $222 million for exploration and evaluation assets and $4 million for asset retirement obligations assumed. In the fourth quarter of 2018, following integration of the Joslyn oil sands project into the Horizon mine plan and determination of proved crude oil reserves, the exploration and evaluation assets were transferred to property, plant, and equipment.

(6)	Abandonments represent expenditures to settle asset retirement obligations and have been reflected as capital expenditures in this table.

Canadian Natural Resources Limited	25	Year Ended December 31, 2019

Principal Documents Exhibits

NET CAPITAL EXPENDITURES, AS RECONCILED TO CASH FLOWS USED IN INVESTING ACTIVITIES
($ millions)	2019	2018	2017
Cash flows used in investing activities	$7,255	$4,814	$13,102
Net change in non-cash working capital (1) (2)	(430)	(345)	22
Investment in other long-term assets	—	(28)	(87)
Share consideration in business acquisitions	—	—	3,818
Abandonment expenditures (3)	296	290	274
Net capital expenditures	$7,121	$4,731	$17,129

(1)	Includes net working capital and other long-term assets of $195 million related to the acquisition of assets from Devon in 2019.

(2)	Includes net working capital of $291 million related to the acquisition of AOSP in 2017.

(3)	The Company excludes abandonment expenditures from "Adjusted Funds Flow, as Reconciled to Cash Flows from Operating Activities" in the "Financial and Operational Highlights" section of this MD&A.
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
Net capital expenditures for 2019 were $7,121 million compared with $4,731 million for 2018 (2017 – $17,129 million). Net capital expenditures for 2019 included $3,217 million of cash consideration to acquire assets from Devon.
DRILLING ACTIVITY (1)

(number of wells)	2019	2018	2017
Net successful natural gas wells	19	18	21
Net successful crude oil wells (2)	86	483	495
Dry wells	3	9	7
Stratigraphic test / service wells	447	615	289
Total	555	1,125	812
Success rate (excluding stratigraphic test / service wells)	97%	98%	99%

(1)	Includes drilling activity for North America and International segments.

(2)	Includes bitumen wells.
North America
During 2019, the Company targeted 20 net natural gas wells, 42 net primary heavy crude oil wells, 3 net bitumen (thermal oil) wells and 37 net wells targeting light crude oil.
North Sea
During 2019, the Company completed 5 gross production wells (4.9 on a net basis) and 2 gross injection wells (1.9 on a net basis), successfully completing the 2019 drilling program in the North Sea.
Offshore Africa
During 2019, the Company completed 1 gross production well (0.6 on a net basis) and 2 gross injection wells (1.2 on a net basis) at Baobab and 1 gross appraisal well (0.6 on a net basis) at Kossipo.

Canadian Natural Resources Limited	26	Year Ended December 31, 2019

Principal Documents Exhibits

Liquidity and Capital Resources

($ millions, except ratios)	2019	2018	2017
Working capital (1)	$241	$(601)	$513

Long-term debt (2) (3)	$20,982	$20,623	$22,458
Less: cash and cash equivalents	139	101	137
Long-term debt, net	$20,843	$20,522	$22,321

Share capital	$9,533	$9,323	$9,109
Retained earnings	25,424	22,529	22,612
Accumulated other comprehensive income (loss)	34	122	(68)
Shareholders’ equity	$34,991	$31,974	$31,653

Debt to book capitalization (3) (4)	37%	39%	41%
Debt to market capitalization (3) (5)	30%	34%	29%
After-tax return on average common shareholders’ equity (6)	16%	8%	8%
After-tax return on average capital employed (3) (7)	11%	6%	6%

(1)	Calculated as current assets less current liabilities, excluding the current portion of long-term debt.

(2)	Includes the current portion of long-term debt (2019 - $2,391 million, 2018 - $1,141 million, 2017 - $1,877 million).

(3)	Long-term debt is stated at its carrying value, net of fair value adjustments, original issue discounts and premiums and transaction costs.

(4)	Calculated as net current and long-term debt; divided by the book value of common shareholders’ equity plus net current and long-term debt.

(5)	Calculated as net current and long-term debt; divided by the market value of common shareholders’ equity plus net current and long-term debt.

(6)	Calculated as net earnings for the year; as a percentage of average common shareholders’ equity for the year.

(7)	Calculated as net earnings plus after-tax interest and other financing expense for the year; as a percentage of average capital employed for the year.
As at December 31, 2019, the Company’s capital resources consisted primarily of cash flows from operating activities, available bank credit facilities and access to debt capital markets. Cash flows from operating activities and the Company’s ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the "Risks and Uncertainties" section of this MD&A. In addition, the Company’s ability to renew existing bank credit facilities and raise new debt reflects current credit ratings as determined by independent rating agencies, and the conditions of the market. The Company continues to believe that its internally generated cash flows from operating activities supported by the implementation of its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long-term and support its growth strategy.
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

▪	Reviewing the Company's borrowing capacity:

◦	During 2019, the Company fully repaid and cancelled the $1,800 million non-revolving term credit facility scheduled to mature in May 2020.

◦	During 2019, the $2,200 million non-revolving term credit facility, originally due October 2020, was extended to February 2023 and increased to $2,650 million.

◦
During 2019, the Company entered into a $3,250 million non-revolving term credit facility to finance the acquisition of assets from Devon. The facility matures in June 2022 and is subject to annual amortization of 5% of the original balance.

◦
Borrowings under the Company's non-revolving credit facilities may be made by way of pricing referenced to Canadian dollar bankers’ acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at December 31, 2019, the non-revolving credit facilities were fully drawn.

Canadian Natural Resources Limited	27	Year Ended December 31, 2019

Principal Documents Exhibits

◦
During 2019, the Company extended the $2,425 million revolving syndicated credit facility, of which $330 million was originally due June 2019 and $2,095 million was originally due June 2021, to June 2023. The other $2,425 million revolving credit facility matures in June 2022. Each of the $2,425 million revolving credit facilities is extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal is repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.

◦	During 2019, the Company reduced the £15 million demand credit facility, related to the Company’s North Sea operations, to £5 million.

◦	During 2019, the Company repaid $500 million of 2.60% medium-term notes and $500 million of 3.05% medium-term notes.

◦
The Company’s borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.

◦
During 2019, the Company filed new base shelf prospectuses that allow for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada and US$3,000 million of debt securities in the United States, expiring in August 2021, and replacing the Company's previous base shelf prospectuses, which would have expired in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

▪
Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages. The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at December 31, 2019, the Company was in compliance with this covenant; and

▪
Monitoring exposure to individual customers, contractors, suppliers and joint venture partners on a regular basis and when appropriate, ensuring parental guarantees or letters of credit are in place, and as applicable, taking other mitigating actions to minimize the impact in the event of a default.

As at December 31, 2019, the Company had in place revolving bank credit facilities of $4,959 million of which $4,737 million was available. Additionally, the Company had in place fully drawn term credit facilities of $6,650 million. This excludes certain other dedicated credit facilities supporting letters of credit.
As at December 31, 2019, the Company had total US dollar denominated debt with a carrying amount of $15,102 million (US$11,649 million), before transaction costs and original issue discounts. This included $6,545 million (US$5,049 million) hedged by way of cross currency swaps (US$1,050 million) and foreign currency forwards (US$3,999 million). The fixed repayment amount of these hedging instruments is $6,429 million, resulting in a notional reduction of the carrying amount of the Company’s US dollar denominated debt by approximately $116 million to $14,986 million as at December 31, 2019.
Net long-term debt was $20,843 million at December 31, 2019, resulting in a debt to book capitalization ratio of 37% (December 31, 2018 – 39%, December 31, 2017 – 41%); this ratio is within the 25% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flows from operating activities is greater than current investment activities. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Further details related to the Company’s long-term debt at December 31, 2019 are discussed in note 11 to the Company’s audited consolidated financial statements.
The Company periodically utilizes commodity derivative financial instruments under its commodity hedge policy to reduce the risk of volatility in commodity prices and to support the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. As at December 31, 2019, 140,000 MMbtu/d of currently forecasted natural gas volumes were hedged using AECO basis swaps for January 2020 to March 2020. Additionally, at December 31, 2019, 102,500 GJ/d of currently forecasted natural gas volumes were hedged using AECO fixed price swaps for April 2020 to October 2020. Further details related to the Company’s commodity derivative financial instruments outstanding at December 31, 2019 are discussed in note 19 of the Company’s audited consolidated financial statements.

Canadian Natural Resources Limited	28	Year Ended December 31, 2019

Principal Documents Exhibits

The maturity dates of long-term debt and other long-term liabilities and related interest payments were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Long-term debt (1)	$2,391	$1,552	$8,921	$8,226
Other long-term liabilities (2)	$370	$196	$436	$1,014
Interest and other financing expense (3)	$881	$813	$1,771	$4,856

(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

(2)
Lease payments included within other long-term liabilities reflect principal payments only and are as follows: less than one year, $233 million; one to less than two years, $171 million; two to less than five years, $391 million; and thereafter, $1,014 million.

(3)
Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at December 31, 2019.

SHARE CAPITAL
As at December 31, 2019, there were 1,186,857,000 common shares outstanding (December 31, 2018 – 1,201,886,000 common shares) and 47,646,000 stock options outstanding. As at March 17, 2020, the Company had 1,180,854,000 common shares outstanding and 53,143,000 stock options outstanding.
On March 4, 2020, the Board of Directors approved an increase in the quarterly dividend to $0.425 per common share, beginning with the dividend payable on April 1, 2020. On March 6, 2019, the Board of Directors approved an increase in the quarterly dividend to $0.375 per common share. On February 28, 2018, the Board of Directors approved an increase in the quarterly dividend to $0.335 per common share. On March 1, 2017, the Board of Directors approved an increase in the quarterly dividend to $0.275 per common share. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On May 21, 2019, the Company's application was approved for a Normal Course Issuer Bid ("NCIB") to purchase through the facilities at the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 59,729,706 common shares, over a 12-month period commencing May 23, 2019 and ending May 22, 2020. The Company's NCIB approved in May 2018 expired on May 22, 2019.
During 2019, the Company purchased for cancellation 25,900,000 common shares at a weighted average price of $36.32 per common share for a total cost of $941 million. Retained earnings were reduced by $738 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2019, the Company purchased 6,970,000 common shares at a weighted average price of $38.84 per common share for a total cost of $271 million.
Commitments and Contingencies
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2019 (1):

($ millions)	2020	2021	2022	2023	2024	Thereafter
Product transportation (2) (3)	$730	$722	$637	$726	$699	$7,907
North West Redwater Partnership service toll (4)	$133	$167	$157	$164	$156	$2,815
Offshore vessels and equipment	$69	$63	$9	$—	$—	$—
Field equipment and power	$27	$21	$20	$21	$20	$249
Other	$26	$20	$17	$17	$17	$30

(1)	Subsequent to adoption of IFRS 16, the Company reports its payments for lease liabilities in the maturity table in the 'Liquidity and Capital Resources' section of this MD&A.

(2)	On June 27, 2019, the Company assumed $2,381 million of product transportation commitments related to the acquisition of assets from Devon.

(3)
Includes commitments pertaining to a 20 year product transportation agreement on the Trans Mountain Pipeline Expansion. In addition, the Company has entered into certain product transportation agreements on pipelines that have not yet received regulatory and other approvals. The Company may be required to reimburse certain construction costs to the service provider under certain conditions.

(4)
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service tolls, currently consisting of interest and fees, with principal repayments beginning in 2020. Included in the cost of service tolls is $1,260 million of interest payable over the 30 year tolling period.

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

Canadian Natural Resources Limited	29	Year Ended December 31, 2019

Principal Documents Exhibits

LEGAL PROCEEDINGS AND OTHER CONTINGENCIES
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.
Reserves
For the years ended December 31, 2019, 2018 and 2017, the Company retained Independent Qualified Reserves Evaluators to evaluate and review all of the Company’s proved and proved plus probable crude oil, NGLs and natural gas reserves. The evaluation and review was conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") requirements.
The following are reconciliation tables of the company gross proved and proved plus probable reserves using forecast prices and costs as at the effective date of December 31, 2019:

Proved Reserves	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2018	399	182	305	1,540	6,091	6,652	267	9,893
Discoveries	—	—	—	—	—	—	—	—
Extensions	3	6	—	17	385	112	11	440
Infill Drilling	5	5	—	—	—	206	8	52
Improved Recovery	—	—	—	237	—	2	—	238
Acquisitions	2	46	—	769	—	35	1	823
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	(5)	(3)	(3)	—	—	(228)	(5)	(54)
Technical Revisions	(9)	(3)	12	(64)	20	225	11	3
Production	(37)	(30)	(21)	(61)	(144)	(544)	(16)	(401)
December 31, 2019 (1)	357	202	293	2,438	6,352	6,460	275	10,993

Proved Plus Probable Reserves	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2018	575	252	445	3,059	7,032	9,734	397	13,382
Discoveries	—	—	—	—	—	—	—	—
Extensions	4	12	—	26	—	177	17	89
Infill Drilling	6	7	—	—	—	476	15	108
Improved Recovery	—	—	—	329	—	3	—	329
Acquisitions	2	68	—	955	—	42	1	1,033
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	(4)	(3)	(3)	—	—	(266)	(6)	(60)
Technical Revisions	(28)	(12)	4	(198)	9	(16)	(1)	(228)
Production	(37)	(30)	(21)	(61)	(144)	(544)	(16)	(401)
December 31, 2019 (1)	519	293	425	4,108	6,897	9,607	408	14,252
(1) Information in the reserves data tables may not add due to rounding. BOE values as presented may not calculate due to rounding.
At December 31, 2019, the company gross proved crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 9,917 MMbbl, and company gross proved plus probable crude oil, bitumen (thermal oil), SCO and NGLs reserves totaled 12,651 MMbbl. Proved reserves additions and revisions replaced 465% of 2019 production. Additions to proved reserves resulting from exploration and development activities, acquisitions, dispositions and future offset additions amounted to 1,494 MMbbl, and additions to proved plus probable reserves amounted to 1,443 MMbbl. Net negative revisions amounted to 51 MMbbl for proved reserves and 241 MMbbl for proved plus probable reserves, primarily due to technical revisions.
At December 31, 2019, the company gross proved natural gas reserves totaled 6,460 Bcf, and company gross proved plus probable natural gas reserves totaled 9,607 Bcf. Proved reserves additions and revisions replaced 65% of 2019 production. Additions to proved reserves resulting from exploration and development activities, acquisitions, dispositions and future offset additions amounted to 355 Bcf, and additions to proved plus probable reserves amounted to 698 Bcf.

Canadian Natural Resources Limited	30	Year Ended December 31, 2019

Principal Documents Exhibits

Net negative revisions amounted to 4 Bcf for proved reserves and 282 Bcf for proved plus probable reserves, primarily due to economic factors.
The Reserves Committee of the Company’s Board of Directors has met with and carried out independent due diligence procedures with each of the Company’s Independent Qualified Reserves Evaluators to review the qualifications of and procedures used by each evaluator in determining the estimate of the Company’s quantities and related net present value of future net revenue of the remaining reserves. Additional reserves information is annually disclosed in the AIF.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States FASB Topic 932 "Extractive Activities - Oil and Gas" in the Company’s annual report on Form 40-F filed with the SEC and in the "Supplementary Oil and Gas Information" section of the Company’s Annual Report.
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

•	Future legislative and regulatory developments related to environmental regulation, including GHG and carbon;

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

•
Epidemics or pandemics, such as the newly identified COVID-19 virus pandemic, have the potential to disrupt the Company’s operations, projects and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in their local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on the extent and severity of a potential outbreak and the areas or operations impacted. Depending on the severity, a large scale epidemic or pandemic could impact the international demand for

Canadian Natural Resources Limited	31	Year Ended December 31, 2019

Principal Documents Exhibits

commodities and have a corresponding impact on the prices realized by the Company, which could have a material adverse affect on the Company's financial condition;

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

•	Liquidity risk related to the Company's ability to fulfill financial obligations as they become due or ability to liquidate assets in a timely manner at a reasonable price; and

•	Other circumstances affecting revenue and expenses.
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
The Company has safety, integrity and environmental management systems to recover and process crude oil and natural gas resources safely, efficiently, and in an environmentally sustainable manner and mitigate risk.
The Company’s capital structure mix is also monitored on a continual basis to ensure that it optimizes flexibility, minimizes cost and offers the greatest opportunity for growth. This includes the determination of a reasonable level of debt and any interest rate exposure risk that may exist.
For additional details regarding the Company’s risks and uncertainties, refer to the Company’s AIF for the year ended December 31, 2019.
Environment
The Company has a Corporate Statement on Environmental Management which affirms that environmental stewardship is a fundamental value of the Company. The Company continues to invest in people, proven and new technologies, facilities and infrastructure to recover and process crude oil and natural gas resources efficiently and in an environmentally sustainable manner. Environmental, social, economic and health considerations are evaluated in new project designs and in operations to improve environmental performance. Processes are employed to avoid, mitigate, minimize or compensate for environmental effects. Working with local communities, the Company considers the interests and values of the people using the land in proximity to its operations, and where appropriate, adapts projects to recognize those matters.
The crude oil and natural gas industry is experiencing incremental increases in costs related to environmental regulation compliance, particularly in North America and the North Sea. Existing and expected legislation and regulations may require the Company to address and mitigate the effect of its activities on the environment. The Company believes it meets all existing environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet current environmental protection requirements. Increasingly stringent laws and regulations may have an adverse effect on the Company’s future net earnings.

Canadian Natural Resources Limited	32	Year Ended December 31, 2019

Principal Documents Exhibits

The Company’s associated environmental risk management strategies incorporate working with legislators and regulators on any new or revised policies, legislation or regulations to reflect a balanced approach to sustainable development. Specific measures in response to existing or new legislation include a focus on the Company’s energy efficiency, air emissions management, water management and land management to minimize disturbance impacts. The Company’s environmental risk management strategies employ an Environmental Management Plan (the "Plan"). As part of risk management, the Company develops, assesses and implements technologies and innovative practices that will improve environmental performance, often through collaborative efforts with industry partners, governments and research institutions. Details of the Plan, along with performance results, are presented to, and reviewed by, the Board of Directors quarterly.
The Plan and the Company's operating guidelines focus on minimizing the impact of operations while meeting regulatory requirements, regional management frameworks for air quality and emissions, ground and surface water and biodiversity, industry operating standards and guidelines, and internal corporate standards. Training and due diligence for operators and contractors is key to the effectiveness of the Company’s environmental management programs and the prevention of incidents to protect the environment. The Company, as part of this Plan, has implemented proactive programs that include:

•	Environmental planning to assess impacts and implement avoidance and mitigation programs in order to preserve high value biodiversity;

•
Continued evaluation of new technologies to reduce environmental impacts, including support for Canada’s Oil Sands Innovation Alliance ("COSIA"), Petroleum Technology Alliance Canada ("PTAC") and other research institutions;

•
Mitigation of the Company's climate change impacts through implementation of various CO2 emissions reduction and carbon capture projects including: CO2 injection for EOR, CO2 sequestration in tailings and the Quest carbon capture and storage facility; a methane emissions reduction program, including solution gas conservation to reduce methane venting, and an equipment retrofit program to reduce methane emissions from pneumatic equipment; and optimization of efficiencies at the Company’s facilities;

•	Water programs to improve efficiency of use and recycle rates as well as to reduce fresh water use;

•	Groundwater monitoring for all thermal in situ and mine operations;

•
Effective reclamation and decommissioning programs across the Company’s operations, returning sites to their former state. In North America, well abandonment and progressive reclamation of large contiguous areas of land for the enhancement of biodiversity and the establishment of functional wildlife habitats. In the Company's International operations, decommissioning activities continued in Gabon as well as Murchison and Ninian platforms in the North Sea;

•	Tailings management in Oil Sands Mining to minimize fine tailings and promote reclamation;

•	Monitoring programs to assess changes to biodiversity, wildlife and fisheries in order to manage construction and operation effects and to assess reclamation success;

•	Participation and support for the Oil Sands Monitoring Program of regional important resources;

•	An active spill prevention and management program; and

•	An internal environmental management system for compliance audit and inspection programs of operating facilities.
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 3.8% (2018 – 5.0%; 2017 – 4.7%). For 2019, the Company’s capital expenditures included $296 million for abandonment expenditures (2018 – $290 million; 2017 – $274 million). The Company’s estimated discounted ARO at December 31, 2019 was as follows:

($ millions)	2019	2018
Exploration and Production
North America	$2,792	$1,665
North Sea	816	707
Offshore Africa	161	134
Oil Sands Mining and Upgrading	2,000	1,379
Midstream and Refining	2	1
	$5,771	$3,886
The discounted ARO was based on estimates of future costs to abandon and restore wells, production facilities, mine sites, upgrading facilities and tailings, and offshore production platforms. Factors that affect costs include number of

Canadian Natural Resources Limited	33	Year Ended December 31, 2019

Principal Documents Exhibits

wells drilled, well depth, facility size and the specific environmental legislation. The estimated future costs are based on engineering estimates of current costs in accordance with present legislation, industry operating practice and the expected timing of abandonment.
GREENHOUSE GAS AND OTHER EMISSIONS
The Company has a large, diversified and balanced portfolio and a risk management strategy which incorporates an integrated GHG emissions reduction strategy and investments in technology and innovation to improve its GHG performance. The Company’s integrated GHG emissions reduction strategy includes: 1) integrating emissions reduction in project planning and operations; 2) leveraging technology to create value and enhance performance; 3) investing in research and development and supporting collaboration with industry, entrepreneurs, academia and governments; 4) focusing on continuous improvement to drive long-term emissions reduction; 5) leading in carbon capture, sequestration and storage; 6) engaging in policy and regulatory development (including trading capacity and offsetting emissions); and, 7) reviewing and developing new business opportunities and trends.
The Company, through the Canadian Association of Petroleum Producers, is working with Canadian legislators and regulators as they develop and implement new GHG emission laws and regulations to support emissions reductions and properly reflect a balanced approach to sustainable development. Internally, the Company is pursuing an integrated emissions reduction strategy, to ensure that it is able to comply with existing and future emissions reduction requirements, for both GHGs and air pollutants (such as sulphur dioxide and oxides of nitrogen). The Company continues to develop strategies that will enable it to deal with the risks and opportunities associated with new GHG and air emissions policies. In addition, the Company is working with relevant parties to ensure that new policies encourage technological innovation, energy efficiency, and targeted research and development while not impacting competitiveness.
Governments in jurisdictions in which the Company operates have developed or are developing GHG regulations as part of their national and international climate change commitments. The Company uses existing GHG regulations to determine the impact of compliance costs on current and future projects. The Company monitors the development of GHG regulations on an ongoing basis in the jurisdictions in which it operates to assess the impact of future regulatory developments on the Company's operations and planned projects. In Canada, the federal government has ratified the Paris climate change agreement, with a commitment to reduce GHG emissions by 30% from 2005 levels by 2030. Canada has also committed to reduce methane emissions from the upstream oil and natural gas sector by 40 - 45% by 2025, as compared to 2012 levels. The federal government is also developing: (i) a comprehensive management system for air pollutants and has released regulations pertaining to certain boilers, heaters and compressor engines operated by the Company; and (ii) a Clean Fuel Standard, which may affect production and consumption of fuels in Canada.
Carbon pricing regulatory systems in all provinces are subject to annual review by the federal government to assess the adequacy of the provincial systems against the federal Greenhouse Gas Pollution Pricing Act. Such future reviews may affect the carbon price and/or the stringency of provincial systems.
Effective January 1, 2018, the Alberta government implemented the Carbon Competitiveness Incentive Regulation (CCIR) to replace the Specified Gas Emitters Regulation, for the regulation of GHG emissions from large facilities. In 2019, nine of the Company’s operated facilities: Horizon, AOSP, the Primrose/Wolf Lake, Kirby South, Jackfish, Peace River, Hays, Wapiti and the Brintnell power generation facility were subject to compliance under the regulation. Effective January 1, 2020, the CCIR was replaced with the Technology Innovation and Emissions Reduction Regulation ("TIER"). The coverage of TIER has expanded to include all of the Company's assets in Alberta (as an alternative to the federal fuel charge). The carbon price in Alberta is currently $30/tonne for emissions above the TIER-regulated limits, and the Alberta government has announced its intention to increase the price to $40/tonne in 2021 and $50/tonne in 2022, in alignment with the federal carbon pricing schedule. Facilities with emissions in previous years above 100,000 tonnes of CO2e/year, or that have voluntarily opted into TIER are required to comply with the regulation. The non-operated Scotford Upgrader is also subject to compliance under the regulations. The non-operated North West Redwater bitumen upgrader and refinery is subject to a reduction target in 2020.
In British Columbia, carbon tax is currently being assessed at $40/tonne of CO2e on fuel consumed and gas flared in the province, with the rate increasing to $45/tonne on April 1, 2020 and to $50/tonne of CO2e on April 1, 2021. The British Columbia government is implementing a program (the CleanBC Plan) to partially mitigate the impact of the carbon tax increases on emissions intensive trade exposed (EITE) sectors.
As part of its Prairie Resilience Plan, the Saskatchewan government has released a regulation ("The Management and Reduction of Greenhouse Gases (Standards and Compliance) Regulations") that applies to facilities emitting more than 25 kilotonnes of CO2e annually and requires the North Tangleflags in situ heavy oil facility and the Senlac in situ heavy crude oil facility to meet reduction targets for GHG emissions in 2019. This regulation also enables facilities below the threshold to aggregate and opt into the Saskatchewan regulatory system as an alternative to the federal fuel charge.

Canadian Natural Resources Limited	34	Year Ended December 31, 2019

Principal Documents Exhibits

In Manitoba, the federal output-based pricing system applies for facilities with emissions greater than or equal to 10 kilotonnes of CO2e annually, and the federal fuel charge applies for facilities with emissions of less than 10 kilotonnes of CO2e annually.
The federal government's methane regulation has come into effect on January 1, 2020 and will apply nationally unless provinces reach equivalency agreements with the federal government, under which the federal regulation would not be in effect for those jurisdictions which have equivalency agreements. The Alberta government has also finalized regulations to reduce methane emissions from the upstream oil and gas sector (consistent with the federal reduction target), which came into effect on January 1, 2020. In British Columbia, the provincial government has announced a methane reduction target, comparable to the federal target, and has released final regulations to achieve this target. The Saskatchewan government has also released a regulation to reduce methane emissions from oil production facilities, effective 2020.
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
In the UK, GHG regulations have been in effect since 2005. In Phase 1 (2005 - 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 - 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions. In Phase 3 (2013 - 2020) the Company’s CO2 allocation was further reduced. Following the UK's withdrawal from the European Union ("EU") on January 31, 2020, the UK will continue to participate in the EU ETS for the 2020 compliance year, with decisions on the post-2020 GHG regulatory framework expected in 2020. The Company continues to focus on implementing reduction programs based on efficiency audits to reduce CO2 emissions at its offshore facilities and on trading mechanisms to ensure compliance with requirements now in effect.

Canadian Natural Resources Limited	35	Year Ended December 31, 2019

Principal Documents Exhibits

Accounting Policies and Standards
CHANGES IN ACCOUNTING POLICIES
IFRS 16 "Leases"
In January 2016, the IASB issued IFRS 16 "Leases", which provides guidance on accounting for leases. The new standard replaced IAS 17 "Leases" and related interpretations. IFRS 16 eliminates the distinction between operating leases and financing leases for lessees and generally requires balance sheet recognition for all leases. Certain short-term (12 months or less) and low-value leases are exempt from the requirements, and the Company continues to treat these leases as expenses. Leases to explore for or use crude oil, natural gas, minerals and similar non-regenerative resources are also exempt from the standard.
The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach with no impact to opening retained earnings at the date of adoption. In accordance with the transitional provisions in the standard, balances reported in the comparative periods have not been restated and continue to be reported using the Company's previous accounting policy under IAS 17.
On adoption, the Company applied the following practical expedients under the standard. Certain expedients are on a lease-by-lease basis and others are applicable by class of underlying assets:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	leases with a remaining lease term of twelve months or less as at January 1, 2019 were treated as short-term leases;

•	exclusion of initial direct costs for the measurement of lease assets at the date of initial application; and

•	the application of the Company's previous assessment for onerous contracts under IAS 37, instead of re-assessing impairment on the Company's lease assets as at January 1, 2019.
The Company did not apply any practical expedients pertaining to grandfathering of leases assessed under the previous standard.
In connection with the adoption of IFRS 16, the Company recognized lease liabilities (included in other long-term liabilities) of $1,539 million, measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate at the transition date. Lease assets were measured at an amount equal to the lease liability. Under the new standard, the Company reports cash outflows for payment of the principal portion of the lease liability as cash flows used in financing activities. The interest portion of the lease payments is classified as cash flows from operating activities.
For further details of the Company's lease assets and lease liabilities on transition to the new Leases standard at January 1, 2019 and as at December 31, 2019, refer to the audited consolidated financial statements for the year ended December 31, 2019.
The impacts of the adoption of IFRS 16 are discussed within the respective sections of this MD&A. The most significant impacts of the adoption of the new Leases standard are as follows:

•
Cash flow from operating activities and adjusted funds flow increased as the principal portion of lease payments, previously classified as cash flows from operating activities is now reported as cash flows used in financing activities;

•	Increased depletion, depreciation and amortization expense and interest expense;

•	Decreased production expense, transportation expense and administration expense; and

•
Commitments for leases, previously reported in the "Commitments and Contingencies" section of this MD&A, are now reported in the maturity table in the "Liquidity and Capital Resources" section of this MD&A.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In October 2018, the IASB issued amendments to IFRS 3 "Definition of a Business" that narrowed and clarified the definition of a business. The amendments permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments are effective January 1, 2020 with earlier adoption permitted. The amendments apply to business combinations after the date of adoption. The Company prospectively adopted the amendments on January 1, 2020.
In October 2018, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS Standards. Materiality is used in making judgments related to the

Canadian Natural Resources Limited	36	Year Ended December 31, 2019

Principal Documents Exhibits

preparation of financial statements. The amendments are effective January 1, 2020 with earlier adoption permitted. The Company prospectively adopted the amendments on January 1, 2020.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. Actual results may differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in this MD&A and the audited consolidated financial statements for the year ended December 31, 2019.
A) Depletion, Depreciation and Amortization and Impairment
Exploration and evaluation ("E&E") costs relating to activities to explore and evaluate crude oil and natural gas properties are initially capitalized and include costs directly associated with the acquisition of licenses, technical services and studies, seismic acquisition, exploration drilling and evaluation, overhead and administration expenses, and the estimate of any asset retirement costs. E&E assets are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. Technical feasibility and commercial viability of extracting a mineral resource is considered to be determined when an assessment of proved reserves is made. The judgements associated with the estimation of proved reserves are described below in "Crude Oil and Natural Gas Reserves".
An alternative acceptable accounting method for E&E costs under IFRS 6 "Exploration for and Evaluation of Mineral Resources" is to charge exploratory dry holes and geological and geophysical exploration costs incurred after having obtained the legal rights to explore an area against net earnings in the period incurred rather than capitalizing to E&E assets.
E&E assets are tested for impairment when facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount, by comparing the relevant costs to the fair value of related Cash Generating Units ("CGUs"), aggregated at a segment level. Indications of impairment include leases approaching expiry, the existence of low benchmark commodity prices for an extended period of time, significant downward revisions in estimated probable reserves volumes, significant increases in estimated future exploration or development expenditures, or significant adverse changes in the applicable legislative or regulatory frameworks. The determination of the fair value of CGUs requires the use of assumptions and estimates including future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and production costs, discount rates and income taxes. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGUs.
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

Canadian Natural Resources Limited	37	Year Ended December 31, 2019

Principal Documents Exhibits

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
The estimated present values of ARO related to long-term assets are recognized as a liability in the period in which they are incurred. The provision for the ARO is estimated by discounting the expected future cash flows to settle the ARO at the Company’s weighted average credit-adjusted risk-free interest rate, which is currently 3.8%. Subsequent to initial measurement, the ARO is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense whereas changes in discount rates or estimated future cash flows are capitalized to or derecognized from property, plant and equipment. Changes in estimates would impact accretion and depletion expense in net earnings. In addition, differences between actual and estimated costs to settle the ARO, timing of cash flows to settle the obligation and future inflation rates may result in gains or losses on the final settlement of the ARO.
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

Canadian Natural Resources Limited	38	Year Ended December 31, 2019

Principal Documents Exhibits

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
H) Leases
Purchase, extension and termination options are included in certain of the Company's leases to provide operational flexibility. To measure the lease liability, the Company uses judgment to assess the likelihood of exercising these options. These assessments are reviewed when significant events or circumstances indicate that the likelihood of exercising these options may have changed. The Company also uses estimates to determine its incremental borrowing costs if the interest rate implicit in the lease is not readily determinable.
Control Environment
The Company’s management, including the President and the Chief Financial Officer and Senior Vice-President, Finance, evaluated the effectiveness of disclosure controls and procedures as at December 31, 2019, and concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its annual filings and other reports filed with securities regulatory authorities in Canada and the United States is recorded, processed, summarized and reported within the time periods specified and such information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosures.
The Company’s management, including the President and the Chief Financial Officer and Senior Vice-President, Finance, also evaluated the effectiveness of internal control over financial reporting as at December 31, 2019, and concluded that internal control over financial reporting is effective. Further, there were no changes in the Company’s internal control over financial reporting during 2019 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
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
2020 CAPITAL BUDGET
Effective and efficient operations will continue to be a focus of the Company in 2020. Our 2020 capital budget is flexible and disciplined and was originally targeted, when finalized on December 4, 2019, at approximately $4,050 million, driving corporate production guidance volumes of between 1,137,000 and 1,207,000 BOE/d. Subsequent to year end 2019, in early March 2020, as a result of the volatility in crude oil pricing, Canadian Natural reduced its 2020 capital budget by approximately $100 million to $3,950 million. With the continued volatility in commodity pricing, the Company in mid-March, 2020 identified and implemented further opportunities to reduce its 2020 capital spending budget to approximately $2,960 million, but with no impact to our stated production guidance of between 1,137,000 and 1,207,000 BOE/d. Decisions regarding additional opportunities to further reduce capital spending will be made as part of the Company’s prudent management of its capital expenditures.

Canadian Natural Resources Limited	39	Year Ended December 31, 2019

Principal Documents Exhibits

Other
SENSITIVITY ANALYSIS
The following table is indicative of the annualized sensitivities of cash flows from operating activities and net earnings due to changes in certain key variables. The analysis is based on business conditions and sales volumes during the fourth quarter of 2019, excluding mark-to-market gains (losses) on risk management activities and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.

	Cash flows from Operating Activities ($ millions)	Cash flows from Operating Activities (per common share, basic)	Net earnings ($ millions)	Net earnings (per common share, basic)
Price changes
Crude oil – WTI US$1.00/bbl
Excluding financial derivatives	$292	$0.24	$292	$0.24
Including financial derivatives	$292	$0.24	$292	$0.24
Natural gas – AECO C$0.10/Mcf (1)
Excluding financial derivatives	$23	$0.02	$23	$0.02
Including financial derivatives	$21	$0.02	$21	$0.02
Volume changes
Crude oil – 10,000 bbl/d	$128	$0.11	$100	$0.08
Natural gas – 10 MMcf/d	$2	$—	$—	$—
Foreign currency rate change
$0.01 change in US$ (1)
Including financial derivatives	$ 161 -165	$0.14	$52	$0.04
Interest rate change – 1%	$50	$0.04	$50	$0.04

(1)	For details of financial instruments in place, refer to note 19 to the Company’s audited consolidated financial statements as at December 31, 2019.

Canadian Natural Resources Limited	40	Year Ended December 31, 2019

Principal Documents Exhibits

DAILY PRODUCTION BY SEGMENT, BEFORE ROYALTIES

	Q1	Q2	Q3	Q4	2019	2018	2017
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	319,437	344,665	450,662	506,571	405,970	350,961	359,449
North America – Oil Sands Mining and Upgrading	416,206	374,500	432,203	357,856	395,133	426,190	282,026
North Sea	25,714	27,594	27,454	30,860	27,919	23,965	23,426
Offshore Africa	22,155	23,650	21,227	18,495	21,371	19,662	20,335
Total	783,512	770,409	931,546	913,782	850,393	820,778	685,236
Natural gas (MMcf/d)
North America	1,454	1,482	1,425	1,411	1,443	1,490	1,601
North Sea	28	23	20	25	24	32	39
Offshore Africa	28	27	24	19	24	26	22
Total	1,510	1,532	1,469	1,455	1,491	1,548	1,662
Barrels of oil equivalent (BOE/d)
North America – Exploration and Production	561,755	591,738	688,175	741,673	646,443	599,310	626,230
North America – Oil Sands Mining and Upgrading	416,206	374,500	432,203	357,856	395,133	426,190	282,026
North Sea	30,466	31,346	30,758	35,052	31,915	29,264	29,989
Offshore Africa	26,785	28,216	25,225	21,695	25,466	24,049	24,019
Total	1,035,212	1,025,800	1,176,361	1,156,276	1,098,957	1,078,813	962,264

Canadian Natural Resources Limited	41	Year Ended December 31, 2019

Principal Documents Exhibits

PER UNIT RESULTS – EXPLORATION AND PRODUCTION

	Q1	Q2	Q3	Q4	2019	2018	2017
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$53.98	$63.45	$55.19	$49.60	$55.08	$46.92	$48.57
Transportation	3.26	3.35	3.69	3.53	3.48	3.08	2.80
Realized sales price, net of transportation	50.72	60.10	51.50	46.07	51.60	43.84	45.77
Royalties	5.95	6.35	6.02	6.03	6.08	5.08	5.24
Production expense	16.04	14.42	13.25	12.46	13.81	15.69	14.89
Netback	$28.73	$39.33	$32.23	$27.58	$31.71	$23.07	$25.64
Natural gas ($/Mcf) (1)
Sales price (2)	$3.09	$1.98	$1.64	$2.64	$2.34	$2.61	$2.76
Transportation	0.46	0.40	0.40	0.43	0.42	0.47	0.39
Realized sales price, net of transportation	2.63	1.58	1.24	2.21	1.92	2.14	2.37
Royalties	0.12	0.08	0.01	0.11	0.08	0.08	0.11
Production expense	1.33	1.23	1.12	1.17	1.22	1.36	1.27
Netback	$1.18	$0.27	$0.11	$0.93	$0.62	$0.70	$0.99
Barrels of oil equivalent ($/BOE) (1)
Sales price (2)	$39.27	$43.38	$40.36	$39.20	$40.50	$34.62	$35.54
Transportation	3.06	2.97	3.27	3.24	3.14	2.96	2.66
Realized sales price, net of transportation	36.21	40.41	37.09	35.96	37.36	31.66	32.88
Royalties	3.78	4.06	4.07	4.37	4.09	3.27	3.40
Production expense	12.68	11.68	11.11	10.79	11.49	12.71	11.95
Netback	$19.75	$24.67	$21.91	$20.80	$21.78	$15.68	$17.53

(1)	Amounts expressed on a per unit basis are based on sales volumes.

(2)	Net of blending costs and excluding risk management activities.

Canadian Natural Resources Limited	42	Year Ended December 31, 2019

Principal Documents Exhibits

PER UNIT RESULTS – OIL SANDS MINING AND UPGRADING

	Q1	Q2	Q3	Q4	2019	2018	2017
Crude oil and NGLs ($/bbl) (1)
SCO sales price (2)	$65.86	$74.98	$71.60	$68.67	$70.18	$68.61	$63.98
Bitumen royalties (3)	2.31	3.79	3.76	3.47	3.31	3.09	1.64
Transportation	1.17	1.53	1.16	1.33	1.29	1.61	1.54
Adjusted production costs	21.46	24.17	18.82	23.02	21.75	21.05	23.40
Netback	$40.92	$45.49	$47.86	$40.85	$43.83	$42.86	$37.40

(1)	Amounts expressed on a per unit basis are based on sales volumes excluding turnaround periods.

(2)	Net of blending and feedstock costs.

(3)	Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.
TRADING AND SHARE STATISTICS

	Q1	Q2	Q3	Q4	2019	2018
TSX – C$
Trading volume (thousands)	241,284	216,340	226,800	219,589	904,013	806,254
Share Price ($/share)
High	$38.45	$42.56	$38.00	$42.40	$42.56	$49.08
Low	$31.52	$34.25	$30.01	$32.26	$30.01	$30.11
Close	$36.69	$35.31	$35.25	$42.00	$42.00	$32.94
Market capitalization as at December 31 ($ millions)					$49,848	$39,590
Shares outstanding (thousands)					1,186,857	1,201,886
NYSE – US$
Trading volume (thousands)	200,874	164,274	163,447	151,102	679,697	796,971
Share Price ($/share)
High	$29.04	$31.77	$28.71	$32.56	$32.56	$38.19
Low	$23.09	$25.42	$22.58	$24.20	$22.58	$21.85
Close	$27.50	$26.97	$26.63	$32.35	$32.35	$24.13
Market capitalization as at December 31 ($ millions)					$38,395	$29,002
Shares outstanding (thousands)					1,186,857	1,201,886

Canadian Natural Resources Limited	43	Year Ended December 31, 2019

Principal Documents Exhibits

ADDITIONAL DISCLOSURE
CERTIFICATIONS
The required disclosure is included in Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
As of the end of the registrant’s fiscal year ended December 31, 2019, an evaluation of the effectiveness of Canadian Natural’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was carried out by Canadian Natural’s management with the participation of Canadian Natural’s principal executive officer and principal financial officer. Based upon the evaluation, Canadian Natural’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, Canadian Natural’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Canadian Natural in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Canadian Natural’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The required disclosure is included in the “Management’s Assessment of Internal Control Over Financial Reporting” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2019, filed as part of this Annual Report on Form 40-F.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2019, filed as part of this Annual Report on Form 40-F.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended December 31, 2019, there were no changes in Canadian Natural’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Canadian Natural’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
None.
AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors of Canadian Natural has determined that Ms. C.M. Best and Mr. W.A. Gobert each qualify as an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Ms. C.M. Best and Mr. W.A. Gobert are, as are all members of the Audit Committee of the Board of Directors of Canadian Natural, “independent” as such term is defined in the rules of the New York Stock Exchange.
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

Canadian Natural Resources Limited	44	Year Ended December 31, 2019

Principal Documents Exhibits

Any waivers of or amendments to the Code of Ethics must be approved by the Board of Directors and will be appropriately disclosed. In the past fiscal year, there have not been any waivers, including implicit waivers, from any provisions of the Code of Ethics. In 2019, the Code of Ethics was revised to incorporate the Company's third-party-operated whistleblower hotline information and to add an appendix addressing employees who choose to run for public office. Canadian Natural does not view these changes as being material.
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
AUDIT FEES
The aggregate fees billed for each of the last two fiscal years of Canadian Natural ended December 31, 2019 and December 31, 2018, for professional services rendered by PwC for the audit of its internal controls and annual consolidated financial statements in connection with statutory and regulatory filings or engagements for those fiscal years, unaudited reviews of the first, second and third quarters of its interim consolidated financial statements and audits of certain of Canadian Natural’s subsidiary companies’ annual financial statements were $2,580,000 for 2019 and were $2,597,000 for 2018.
Audit-Related Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2019 and December 31, 2018, for audit-related services by PwC including pension assets and Crown Royalty Statements were $536,000 for 2019 and were $425,000 for 2018. Canadian Natural’s Audit Committee approved all of these audit-related services.
Tax Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2019 and December 31, 2018, for professional services rendered by PwC for tax services related to expatriate personal tax compliance and other corporate tax return matters were $426,000 for 2019 and were $443,000 for 2018. Canadian Natural’s Audit Committee approved all of these tax-related services.
All Other Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2019 and December 31, 2018 for other services were $32,000 for 2019 and were $30,000 for 2018, related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Canadian Natural’s Audit Committee approved all of the noted services.
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

Canadian Natural Resources Limited	45	Year Ended December 31, 2019

Principal Documents Exhibits

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
In the normal course of business, the Company has entered into various commitments that will have an impact on the Company’s future operations. The following table summarizes the Company’s commitments as at December 31, 2019:

($ millions)	2020	2021	2022	2023	2024	Thereafter
Product transportation and pipeline (1) (2)	$730	$722	$637	$726	$699	$7,907
North West Redwater Partnership debt service toll (3)	$133	$167	$157	$164	$156	$2,815
Offshore equipment operating leases	$69	$63	$9	$—	$—	$—
Office leases	$27	$21	$20	$21	$20	$249
Other	$26	$20	$17	$17	$17	$30

(1)	On June 27, 2019, the Company assumed $2,381 million of product transportation commitments related to the acquisition of assets from Devon.

(2)
Includes commitments pertaining to a 20 year product transportation agreement on the Trans Mountain Pipeline Expansion. In addition, the Company has entered into certain product transportation agreements on pipelines that have not yet received regulatory and other approvals. The Company may be required to reimburse certain construction costs to the service provider under certain conditions.

(3)
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service tolls, which currently consists of interest and fees, with principal repayments beginning in 2020. Included in the cost of service tolls is $1,260 million of interest payable over the 30 year tolling period.

IDENTIFICATION OF THE AUDIT COMMITTEE
Canadian Natural has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Ms. C.M. Best, who chairs the Audit Committee and Messrs. W.A. Gobert, G. D. Giffin, D. A. Tuer.

MINE SAFETY DISCLOSURE
Not Applicable.

Canadian Natural Resources Limited	46	Year Ended December 31, 2019

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

Consent to Service of Process
Canadian Natural has previously filed a Form F -X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Canadian Natural shall be communicated promptly to the Commission by an amendment to the Form F -X referencing the file number of the registrant.

Canadian Natural Resources Limited	47	Year Ended December 31, 2019

Principal Documents Exhibits

SIGNATURES

Pursuant to the requirements of the Exchange Act, Canadian Natural certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 25th day of March, 2020.

CANADIAN NATURAL RESOURCES LIMITED

By:	SIGNED “TIM S. MCKAY”
Name: Tim S. McKay
Title: President

Canadian Natural Resources Limited	48	Year Ended December 31, 2019

Principal Documents Exhibits

Documents filed as part of this report:
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Sproule Associates Limited, Independent Petroleum Engineering Consultants.

23.3	Consent of Sproule International Limited, Independent Petroleum Engineering Consultants.

23.4	Consent of GLJ Petroleum Consultants Ltd., Independent Petroleum Engineering Consultants.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.1	Supplementary Oil & Gas Information (Unaudited) for the fiscal year ended December 31, 2019.

101	Interactive data files with respect to the consolidated financial statements for the fiscal year ended December 31, 2019.

Canadian Natural Resources Limited	49	Year Ended December 31, 2019