Form 40-F
period 2020-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2021-03-24
CIK 1017413

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F
[     ] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934
[ X ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020	Commission File Number: 001-12138

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
1,183,866,290 Common Shares outstanding as of December 31, 2020

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Canadian Natural Resources Limited	1	2020 - 40-F

Yes [X]	No [ ]
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

[ ___ ]
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes [X]	No [ ]
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
Annual Information Form of Canadian Natural Resources Limited (“Canadian Natural”) for the year ended December 31, 2020.

B.	Audited Annual Financial Statements
Canadian Natural’s audited consolidated financial statements for the years ended December 31, 2020 and 2019, including the report of independent registered public accounting firm with respect thereto.

C.	Management’s Discussion and Analysis
Canadian Natural’s Management’s Discussion and Analysis for the year ended December 31, 2020.
The following document is filed as an exhibit to this Annual Report on Form 40-F and is incorporated by reference herein:

A.	Supplementary Oil & Gas Information (Unaudited)
For Canadian Natural’s Supplementary Oil & Gas Information (Unaudited) for the year ended December 31, 2020, see Exhibit 99.1 to this Annual Report on Form 40-F.

Canadian Natural Resources Limited	2	2020 - 40-F

Principal Documents Exhibits

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2020

March 24, 2021

Principal Documents Exhibits

Canadian Natural Resources Limited	1	2020 - Annual Information Form

Principal Documents Exhibits
Definitions and Abbreviations

ADR	abandonment, decommissioning and reclamation costs
AOSP	Athabasca Oil Sands Project
API	specific gravity measured in degrees on the American Petroleum Institute scale
ARO	asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
bitumen
naturally occurring solid or semi-solid hydrocarbon, consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in-situ recovery methods

BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
C$ or $	Canadian dollars
“Canadian Natural Resources Limited”, “Canadian Natural”, “Company”, “Corporation”	Canadian Natural Resources Limited and includes, where applicable, reference to subsidiaries of and partnership interests held by Canadian Natural Resources Limited and its subsidiaries
CO2	carbon dioxide
CO2e	carbon dioxide equivalents
crude oil	includes light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, synthetic crude oil and bitumen (thermal oil)
CSS	Cyclic Steam Stimulation
development well	well drilled inside the established limits of an oil or gas reservoir or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive
dry well	well that proves to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion
EOR	Enhanced Oil Recovery
exploratory well	well that is not a development well, a service well, or a stratigraphic test well
extension well	well that is drilled to test if a known reservoir extends beyond what had previously been believed to be the outer reservoir perimeter
fee title interest	absolute ownership of legal title to mineral lands, subject to conditional interests that may have been granted from the title, such as petroleum and natural gas leases
FPSO	Floating Production, Storage and Offloading vessel
GHG	greenhouse gas
gross acres	total number of acres in which the Company has a working interest or fee title interest
gross wells	total number of wells in which the Company has a working interest
Horizon	Horizon Oil Sands
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
Mbbl	thousand barrels
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MD&A	Management’s Discussion and Analysis
MMbbl	million barrels

Canadian Natural Resources Limited	2	2020 - Annual Information Form

Principal Documents Exhibits

MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MM$	million Canadian dollars
NGLs	natural gas liquids
net acres	gross acres multiplied by the percentage working interest or fee title interest therein owned
net wells	gross wells multiplied by the percentage working interest therein owned by the Company
NYSE	New York Stock Exchange
OPEC+	Organization of Petroleum Exporting Countries Plus
Paris Agreement	The Paris Agreement is an agreement within the United Nations Framework Convention on Climate Change, on climate change mitigation, adaption, and finance signed in 2016.
productive well	exploratory, development or extension well that is not dry
proved property	property or part of a property to which reserves have been specifically attributed
PRT	Petroleum Revenue Tax
Quest	Quest Carbon Capture and Storage ("CCS") project
SAGD	Steam-Assisted Gravity Drainage
SCO	synthetic crude oil
SEC	United States Securities and Exchange Commission
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

Canadian Natural Resources Limited	3	2020 - Annual Information Form

Principal Documents Exhibits
Advisory
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the “Company” or "Canadian Natural") in this Annual Information Form (“AIF”) or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed”, "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this AIF constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon, AOSP, Primrose, Pelican Lake, Kirby and Jackfish, the operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, NGLs or SCO that the Company may be reliant upon to transport its products to market, development and deployment of technology and technological innovations, the assumption of operations at processing facilities, and the "2021 Activity" section of this AIF with respect to budgeted capital expenditures for 2021, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
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
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including effects resulting from the coronavirus ("COVID-19") pandemic and the actions of OPEC+) which may impact, among other things, demand and supply for and market prices of the Company’s products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company’s current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including production curtailments mandated by the government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the adequacy of the Company’s provision for taxes; the continued availability of the Canada Emergency Wage Subsidy or other government subsidies; and other circumstances affecting revenues and expenses.

Canadian Natural Resources Limited	4	2020 - Annual Information Form

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
SPECIAL NOTE REGARDING CURRENCY, FINANCIAL INFORMATION, PRODUCTION AND RESERVES
In this AIF, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data are presented on a "before royalties" or " company gross" basis and realized prices are net of blending and feedstock costs and exclude the effects of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent or BOE. A BOE is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion ratio may be misleading as an indication of value.
The comparative Consolidated Financial Statements and the Company’s MD&A for the most recently completed fiscal year ended December 31, 2020, herein incorporated by reference, and certain information included in this AIF, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.
For the year ended December 31, 2020, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together, “Sproule”) and GLJ Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2020 and a preparation date of February 8, 2021. Sproule evaluated and reviewed the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves. GLJ evaluated the Oil Sands Mining and Upgrading SCO reserves. The evaluations and reviews were conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC and in the “Supplementary Oil and Gas Information” section of the Company’s 2020 Annual Report, which is incorporated herein by reference.
SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES
This AIF includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings (loss) from operations; adjusted funds flow; net capital expenditures; and free cash flow. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP financial measures. The non-GAAP financial measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP financial measures to evaluate its performance. The non-GAAP financial measures should not be considered an alternative to or more meaningful than net earnings (loss), cash flows from operating activities, and cash flows used in investing activities, as determined in accordance with IFRS, as an indication of the Company’s performance. The non-GAAP financial measure adjusted net earnings (loss) from operations is reconciled to net earnings (loss), as determined in accordance with IFRS in the “Financial and Operational Highlights" section of the MD&A for the year ended December 31, 2020. Additionally, the non-GAAP financial measure adjusted funds flow is reconciled to cash flows from operating activities, as determined in accordance with IFRS, in the "Financial and Operational Highlights" section

Canadian Natural Resources Limited	5	2020 - Annual Information Form

Principal Documents Exhibits
of the MD&A for the year ended December 31, 2020. The non-GAAP financial measure net capital expenditures is reconciled to cash flows used in investing activities, as determined in accordance with IFRS, in the "Net Capital Expenditures" section of the MD&A for the year ended December 31, 2020. The non-GAAP financial measure free cash flow represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital from operating activities, abandonment, certain movements in other long-term assets, less net capital expenditures and dividends paid on common shares of the Company.

Canadian Natural Resources Limited	6	2020 - Annual Information Form

Principal Documents Exhibits
Corporate Structure
Canadian Natural Resources Limited was incorporated under the laws of the Province of British Columbia on November 7, 1973 as AEX Minerals Corporation (N.P.L.) and on December 5, 1975 changed its name to Canadian Natural Resources Limited. Canadian Natural was continued under the Companies Act (Alberta) on January 6,1982 and was further continued under the Business Corporations Act (Alberta) on November 6,1985. The head, principal and registered office of the Company is located in Calgary, Alberta, Canada at 2100, 855 - 2nd Street S.W., T2P 4J8.
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
January 1, 2008 - Ranger Oil (International) Ltd.; 764968 Alberta Inc.; CNR International (Norway) Limited; Renata Resources Inc.
January 1, 2012 - Aspect Energy Ltd.; Creo Energy Ltd.; 1585024 Alberta Ltd.
January 1, 2014 - Barrick Energy Inc.
January 1, 2015 - EOG Resources Canada Inc.
January 1, 2019 - Laricina Energy Ltd.
October 1, 2020 - CNRL Upgrading Limited
January 1, 2021 - Painted Pony Energy Ltd.
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

Canadian Natural Resources Limited	7	2020 - Annual Information Form

Principal Documents Exhibits
General Development of the Business
2018
In March 2018, the Company paid the deferred purchase consideration of US$375 million to Marathon Oil Corporation ("Marathon Oil") in connection with the AOSP acquisition that occurred on May 31, 2017, whereby the Company acquired a direct and indirect 70% interest in AOSP, including 70% of the Scotford Upgrader and the Quest Carbon Capture and Storage project as well as additional working interests in other producing and non-producing oil sands leases through a transaction with Shell Canada Limited and certain of its subsidiaries ("Shell") and Marathon Oil. The deferred purchase consideration was the last element of the total purchase consideration paid to Shell and Marathon Oil in respect of this acquisition.
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
On June 27, 2019, the Company completed its acquisition of substantially all of the assets of Devon Canada Corporation (“Devon”) for a total cash purchase consideration of $3,412 million, subject to final closing adjustments.  The acquisition consisted of 100% operated thermal in situ production and approximately 95% operated conventional primary heavy crude oil production, both adjacent to existing Company assets, together with 1.5 million acres of land of which 1 million acres is undeveloped.  To finance the acquisition, the Company entered into a three year $3,250 million committed term credit facility (the ``Devon Credit Facility”), which was fully drawn on the closing of the Devon acquisition.
In addition to the Devon financing, in 2019, the Company made a number of adjustments to its debt financing program.  This included repayment and cancellation of the remaining balance of the $1,800 million non-revolving term credit facility originally scheduled to mature in May 2020.  The Company increased its $2,200 million non-revolving term credit facility to $2,650 million and extended the due date from October 2020 to February 2023.  The $2,425 million revolving syndicated credit facility, previously due June 2021, was extended to June 2023.  The Company had previously extended $330 million of this $2,425 million revolving syndicated credit facility originally due June 2019 to June 2021. The Company repaid $500 million of 3.05% notes and $500 million of 2.60% notes in the second and fourth quarter of 2019 respectively. In the third quarter, the Company filed base shelf prospectuses that allow for the offer of up to $3,000 million of medium term notes in Canada and US$3,000 million of debt securities in the United States, both of which expire in August 2021, replacing the Company’s previously filed base shelf prospectuses that would have expired in August 2019.
2020
The government of Alberta's mandatory curtailment policy of crude oil and bitumen production initially imposed in 2018 was extended to December 31, 2021, due to ongoing delays to pipeline development. However, due to the COVID-19 pandemic and the resulting economic downturn, the government of Alberta advised that it would only put monthly production limits in effect if emerging market conditions make it absolutely necessary. As of December 1, 2020, there are no monthly production limits.
In March of 2020, worsening economic conditions commenced as a result of the drop in global oil demand triggered by the spread of COVID-19, combined with a breakdown in negotiations between OPEC+ countries in the spring of 2020 in relation to output cuts intended to stem the drop in crude oil prices and the volatility in prices.

Canadian Natural Resources Limited	8	2020 - Annual Information Form

Principal Documents Exhibits
In 2020, the Company made further adjustments to its debt financing program. In the second quarter, the Company increased the $750 million non-revolving term credit facility to $1,000 million and extended the term from February 2021 to February 2022, which was extended subsequent to year end to February 2023. The Company also repaid $162.5 million of the Devon Credit Facility, reducing its balance to $3,088 million and issued US$600 million of 2.05% notes due July 2025 and US$500 million of 2.95% notes due July 2030. In the third quarter, the Company repaid $1,000 million of 2.89% medium-term notes and repaid $900 million of 2.05% medium term notes. In the fourth quarter, the Company issued $500 million of 1.45% medium-term notes due November 2023 and $300 million of 2.50% medium-term notes due January 2028.
The Kirby North facility, which was completed and commissioned in 2019, reached its targeted production capacity of 40,000 bbl/d in June 2020.
The North West Redwater Refinery, in which the Company has a 50% working interest, successfully reached commercial operations on June 1, 2020.
On October 6, 2020, the Company completed the acquisition of all of the issued and outstanding shares of Painted Pony Energy Ltd. ("Painted Pony") for a total purchase price of $111 million as well as assuming Painted Pony's total debt of approximately $397 million. Painted Pony was amalgamated with the Company on January 1, 2021.
2021
The initial rollout of the COVID-19 vaccine, which commenced internationally in December 2020, has had an overall positive impact on global demand for crude oil and the Company's products, which has continued in the first quarter of 2021.
In the first quarter of 2021, the Company repaid a further $362.5 million on the Devon Credit Facility, reducing the outstanding balance to $2,725 million and satisfying the annual amortization requirement for 2021.
On January 20, 2021, the presidential permit granted in 2019 on the Keystone XL Pipeline was revoked following the inauguration of the newly elected US President in January 2021. The Company accrued a charge relating to the Keystone XL pipeline project of $143 million in the fourth quarter of 2020.

Canadian Natural Resources Limited	9	2020 - Annual Information Form

Principal Documents Exhibits
Description of the Business
Canadian Natural is a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil, natural gas and NGLs. The Company’s principal core regions of operations are western Canada, the UK sector of the North Sea and Offshore Africa.
The Company operates and maintains a large working interest in a majority of the prospects in which it participates. The Company's objectives are to increase crude oil and natural gas production, reserves, cash flow and net asset value on a per common share basis through the economic and sustainable development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves. The Company strives to meet these objectives in a sustainable and responsible way, maintaining a commitment to environmental stewardship and safety excellence.
The Company has a full complement of management, technical and support staff to pursue these objectives. As of December 31, 2020, the Company had the following full time equivalent permanent employees:

North America, Exploration and Production	4,736
North America, Oil Sands Mining and Upgrading	4,918
North Sea and Offshore Africa	339
Total Company	9,993
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
The Company’s business approach is to maintain large project inventories and production diversification among each of its products: SCO, natural gas, light and medium crude oil and NGLs, bitumen (thermal oil), primary heavy crude oil and Pelican Lake heavy crude oil. The Company’s large diversified project portfolio enables the effective allocation of capital to higher return opportunities, which together provide complementary infrastructure and balance throughout the business cycle. SCO from the oil sands mining and upgrading operations in northern Alberta accounted for 36% of 2020 annual production. Natural gas, primarily produced in Alberta, British Columbia and Saskatchewan, accounted for 21% of 2020 annual production. Light and medium crude oil and NGLs represented 11% of 2020 annual production, and were produced from Alberta, British Columbia, Saskatchewan and Manitoba, as well as from the Company’s North Sea and Offshore Africa operations. Also produced from Alberta and Saskatchewan were bitumen (thermal oil), which accounted for 21% of 2020 annual production, primary heavy crude oil which accounted for 6% of 2020 annual production, and Pelican Lake heavy crude oil, which accounted for 5% of 2020 annual production. The Company's Midstream assets, primarily comprised of two operated pipeline systems, and an electricity cogeneration facility, provide cost effective infrastructure supporting the heavy crude oil and bitumen operations. Midstream assets also include a 50% interest in the North West Redwater Partnership.
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
The Company has 20 year transportation agreements to ship 94,000 bbl/d of crude oil on the proposed Trans Mountain Pipeline Expansion ("TMX"). The Canadian Energy Regulator ("CER") (formerly the National Energy Board) provided its recommendation that construction of the pipeline should proceed and the federal cabinet approved the project on June 18, 2019. The majority of the TMX route has been approved but, in October 2020, Trans Mountain applied for a variance from the CER to approve a route change for a portion of the route. In January 2021, the CER issued a hearing order in respect of the alternative route. Construction of the TMX is approximately 20% complete. However, construction activities were subject to certain disruptions and temporary suspensions in 2020 and early 2021 related to COVID-19 impacts and other matters. Construction activities resumed in February 2021. TMX construction is scheduled for completion by the end of 2022.
The Company also has 20 year transportation agreements to ship 200,000 bbl/d of crude oil on the proposed TC Energy Keystone XL Pipeline. The presidential permit granted in 2019 was revoked on January 20, 2021 following the inauguration of the newly elected US President. All pre-construction activities have been halted by TC Energy while it evaluates its potential options in light of the latest regulatory hurdles.

Canadian Natural Resources Limited	10	2020 - Annual Information Form

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
The Company has internal procedures designed to ensure that the environmental aspects of new acquisitions and developments are taken into account prior to proceeding. The Company’s Environmental Management Plan (the "Plan") along with the Company's operating guidelines and strategies focus on minimizing the environmental impact of operations while meeting: regulatory requirements; regional management frameworks for biodiversity, air quality and emissions, and ground and surface water; industry operating standards and guidelines; and internal corporate standards. Training and due diligence for operators and contractors is key to the effectiveness of the Company's environmental management programs and the prevention of incidents to protect the environment.
Canada
As a part of the Plan, the Company has implemented a number of programs to reduce its environmental footprint including: environmental planning to assess impacts and implement avoidance and mitigation programs in order to maintain biodiversity for terrestrial and aquatic systems and high value ecosystems; continued evaluation of new technologies to reduce environmental impacts including support for Canada’s Oil Sands Innovation Alliance (“COSIA”), the Petroleum Technology Alliance Canada and other research institutions; mitigation of the Company's climate change impacts through implementation of various emissions reduction programs and carbon capture projects (including CO2 injection for EOR, CO2 sequestration in tailings and the Quest Carbon Capture and Storage Facility); a methane emissions reduction program, including solution gas conservation to reduce methane venting and an equipment retrofit program to reduce emissions from pneumatic equipment; and optimization of efficiencies at the Company's facilities.
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

Canadian Natural Resources Limited	11	2020 - Annual Information Form

Principal Documents Exhibits
air pollutants (such as sulphur dioxide and oxides of nitrogen). The Company continues to develop strategies that will enable it to deal with the risks and opportunities associated with new GHG and air emissions policies.
The Company continues to implement flaring, venting and solution gas conservation programs, which influence and direct its future plans for new projects and facilities. In 2020, the Company completed 249 solution gas conservation projects in its primary heavy crude oil operations, resulting in a reduction of approximately 1.3 million tonnes/year of CO2e. Over the past five years, the Company has spent over $28.8 million in its primary heavy crude oil and in situ oil sands operations to conserve the equivalent of over 12.5 million tonnes of CO2e. The Company also monitors compressor fleet performance as part of its compressor optimization initiative to improve fuel gas efficiency, and has ongoing methane reduction programs for pneumatic devices. Since 2018, the Company has completed over 5,000 pneumatic retrofits and removals resulting in a cumulative CO2e reduction from its operations of approximately 500,000 tonnes/year, of which approximately 1,350 retrofits/removals equivalent to 135,000 tonnes/year CO2e were completed in 2020. Oil Sands Mining has incorporated advancements in technology to further reduce GHG emissions through maximizing heat integration, the use of cogeneration to meet steam and electricity demands and the design of the hydrogen production facility that enables CO2 capture of up to 400,000 tonnes/year for injection of CO2 in oil sands tailings, and recovery of hydrocarbon liquids from refinery fuel gas. Additionally, at the Company's non-operated Quest Carbon Capture and Storage Facility, approximately 1.1 million tonnes/year of CO2 is captured and permanently sequestered in geological storage. Since 2015, approximately 5 million tonnes of CO2 has been captured and safely stored at Quest.
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
The Company has effective programs for well abandonment and decommissioning that allows for the progressive reclamation of large contiguous areas of land to return sites to their former state and provides the foundation for the enhancement of biodiversity and functional wildlife habitats. The Company continued its environmental liability reduction program with the abandonment of 1,065 inactive wells, and has initiated reclamation at many of these sites with the eventual goal of reclamation certification. In 2020, the Company received 854 reclamation certificates representing 2,011 hectares of land. Further, decommissioning of inactive facilities and cleanup of active facilities was conducted to address environmental liabilities at operating sites. Additionally, the Company has comprehensive programs in place for: tailings management in its oil sands mining operations to minimize fine tailings and promote reclamation; monitoring programs to assess changes to biodiversity, wildlife and fisheries in order to manage construction and operational effects and to assess reclamation success; participation and support for the Oil Sands Monitoring Program of regionally important resources; groundwater monitoring for all thermal in situ and mine operations; an active spill prevention and management program; and an internal environmental management system for conformance audit and inspection programs of operating facilities.
International
As part of its Plan, the Company has also implemented environmental programs for its international operations. The Company implemented a fuel gas import project in its North Sea operations to reduce diesel consumption and continues to focus on its flare reduction program in both the North Sea and Offshore Africa operations. Offshore decommissioning activities at the Ninian North platform were advanced in 2020 with the removal of the platform topside and are targeted to be substantially complete in 2022. Decommissioning activities at Murchison and Olowi are substantially complete.
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

Canadian Natural Resources Limited	12	2020 - Annual Information Form

Principal Documents Exhibits
An Alberta oil sands primary lease is issued for fifteen years. Continued primary oil sands leases that are designated as “producing” will continue for as long as the minimum level of production is maintained while those designated as “non-producing” and not meeting the required minimum level of production can be continued by payment of escalating rentals.
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
Effective January 1, 2017, the Alberta government adopted the Modernized Royalty Framework (``MRF``) for conventional crude oil, natural gas and NGLs royalties.  As a result, Alberta currently has a parallel royalty regime system with the previous Alberta Royalty Framework (``ARF``) continuing to apply until December 31, 2026 to wells drilled prior to July 13, 2016 and the MRF applying to wells drilled on or after January 1, 2017. Wells drilled between July 13, 2016 and December 31, 2016 could elect to opt-in to the MRF if certain criteria were met. Under the MRF, conventional royalty rates will range from 5% to 36% for natural gas and NGLs and 5% to 40% for crude oil.
The Company was subject to federal and provincial income taxes in Canada at a combined rate of approximately 24.1% in 2020. The government of Alberta has enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 1, 2019, 10% effective January 1, 2020 and 8% effective July 1, 2020.
•Federal Carbon Compliance Costs
Governments in jurisdictions where the Company operates have developed or are developing GHG regulations as part of their national and international climate change commitments. The Company uses existing GHG regulations to determine the impact of compliance costs on current and future projects. The Company monitors the development of GHG regulations on an ongoing basis in the jurisdictions in which it operates to assess the impact of future regulatory developments on the Company's operations and planned projects. In Canada, the federal government has ratified the Paris Agreement, with a commitment to reduce GHG emissions by 30% from 2005 levels by 2030. Canada has also committed to reduce methane emissions from the upstream oil and natural gas sector by 40-45% by 2025, as compared to 2012 levels. In December 2020, the federal government announced its intention to surpass Canada's previously stated reduction target under the Paris Agreement, to increase the carbon price to $170/tonne in 2030, and to establish additional methane reduction targets for 2030 and 2035. The federal government is also developing (i) a comprehensive management system for air pollutants and has released regulations pertaining to certain boilers, heaters and compressor engines operated by the Company; and (ii) a Clean Fuel Standard, which may affect production and consumption of fuels in Canada. Draft Clean Fuel regulations were released in December 2020 and only apply to producers or importers of liquid fuels (including gasoline, diesel, kerosene and light and heavy fuel oils).
•Provincial Carbon Compliance Cost
Carbon pricing regulatory systems in all provinces are subject to annual review by the federal government to assess the adequacy of the provincial systems against the federal Greenhouse Gas Pollution Pricing Act. Such future reviews may affect the carbon price and/or the stringency of provincial systems.
Effective January 1, 2020, Alberta replaced the GHG regulation (the Carbon Competitiveness Incentive Regulation) with the Technology Innovation and Emissions Reduction Regulation ("TIER"). The coverage of TIER has expanded to include all of the Company’s assets in Alberta (as an alternative to the federal fuel charge). The carbon price in Alberta is currently $30/tonne for emissions above the TIER regulated limits, and the Alberta government has announced its intention to increase the price to $40/tonne in 2021 and $50/tonne in 2022, in alignment with the federal carbon pricing schedule. Facilities with emissions in previous years above 100,000 tonnes of CO2e/ year, or that have voluntarily opted into TIER are required to comply with the regulation. The non-operated Scotford Upgrader and North West Redwater bitumen upgrader and refinery are also subject to compliance under the regulations.
In British Columbia, carbon tax is currently being assessed at $40/tonne of CO2e on fuel consumed and gas flared and vented in the province. In February 2021, the British Columbia government announced that the carbon tax rate would increase to $45/tonne effective April 1, 2021. The British Columbia government has implemented a program (the CleanBC Plan) to partially mitigate the impact of the carbon tax increases on emissions intensive trade exposed (EITE) sectors.
As part of its Prairie Resilience Plan, the Saskatchewan government has released a regulation (“The Management and Reduction of Greenhouse Gases (Standards and Compliance) Regulations”) that applies to facilities emitting more than 25 kilotonnes of CO2e annually and requires the North Tangleflags in situ heavy crude oil facility and the Senlac in situ heavy crude oil facility to meet reduction targets for GHG emissions effective 2020. This regulation also enables facilities below the threshold to aggregate and opt into the Saskatchewan regulatory system as an alternative to the federal fuel charge.

Canadian Natural Resources Limited	13	2020 - Annual Information Form

Principal Documents Exhibits
In Manitoba, the federal output-based pricing system applies to facilities with emissions greater than or equal to 50 kilotonnes CO2e annually. Facilities with emissions equal to or greater than 10 kilotonnes CO2e annually can voluntarily opt-in to the system.
•Federal and Provincial Methane Emissions Reduction Regulations:
By 2025, the federal government has committed to reduce methane emissions from the oil and gas sector by 40% to 45% below 2012 levels. The federal government’s methane regulation came into effect on January 1, 2020 and applies nationally unless provinces reach equivalency agreements with the federal government, in which case the federal regulation would not be in effect for those jurisdictions. The provinces of British Columbia, Alberta and Saskatchewan have implemented provincial methane regulations, and have reached equivalency agreements with the federal government. Accordingly, the applicable provincial methane regulations govern in the three western provinces whereas the federal methane regulation applies to methane emissions in the province of Manitoba.
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
GHG regulations have been in effect in the UK since 2005. In Phase 1 (2005 – 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 – 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions. In Phase 3 (2013 – 2020) the Company’s CO2 allocation was further reduced. Following the UK's withdrawal from the European Union ("EU") on January 31, 2020, the UK continues to participate in the EU ETS for the 2020 compliance year. The post-2020 regulatory framework in the UK will broadly follow EU ETS rules and apply to energy intensive industries, the power generation sector and aviation. The new UK Registry is expected to be launched in 2021. The UK has confirmed that EU allowances will not be transferable into the UK Registry. The Company continues to focus on implementing CO2 emissions reduction programs based on efficiency audits at its major facilities and on trading mechanisms to ensure compliance with requirements now in effect.
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
During the fourth quarter of 2018, the Gabonese Republic approved the cessation of production from the Company’s Olowi Field and associated decommissioning obligations, as well as the terms of termination of the Olowi Production Sharing Contract and the surrender of the permit area back to the government. The Company has substantially completed its field decommissioning activities.
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

Canadian Natural Resources Limited	14	2020 - Annual Information Form

Principal Documents Exhibits
D. RISK FACTORS
Given the dynamic nature of risk, the Company uses a multidisciplinary Enterprise Risk Management ("ERM") framework to identify, assess, and develop mitigation plans for risks that may affect the Company and its operations. The ERM framework incorporates a matrix approach to risk assessment that categorizes and aligns risks across operational areas, allowing teams to better understand the identified risks, their impacts on the Company's operations and the mitigation being undertaken to address these risks. This allows management to monitor potential risk exposures and the steps taken to address the identified risks or otherwise mitigate these exposures by identifying those individuals on the Company's Management Committee responsible for each of the identified risks. Reporting on the risks and related mitigating activity throughout the Company is also part of the ERM framework.
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
Prices for crude oil and natural gas fluctuate in response to changes in the supply of, and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond the Company’s control. Crude oil prices are primarily determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC+, the economic condition of Canada, the US, the European Union and Asia, government regulation, political stability in the Middle East and elsewhere, the foreign supply of crude oil, the price of foreign imports, the ability to secure adequate transportation for products which could be affected by pipeline constraints, the construction by third parties of new or expansion of existing pipeline capacity, government mandated curtailment, the availability of alternate fuel sources, weather conditions, and other factors. Natural gas prices realized by the Company are affected primarily in North America by supply and demand, weather conditions, industrial demand and the ability to secure adequate transportation for products, which could also be affected by pipeline constraints, government mandated curtailment, and prices of alternate sources of energy. Crude oil and natural gas producers in Canada may receive discounted prices for their production relative to international prices due in part to constraints on the ability to transport and sell products to international markets. An ongoing failure to resolve such constraints may extend the duration of discounted or reduced commodity prices realized by crude oil and natural gas producers, including the Company.
Any substantial or extended decline in prices of crude oil or natural gas could result in a delay or cancellation of existing or future drilling, development, construction or expansion programs, including, without limitation, at Horizon, AOSP, Primrose, Pelican Lake, Kirby, Jackfish, and international projects, or curtailment in production at some properties, or result in unutilized long term transportation commitments, all of which could have a material adverse effect on the Company's financial condition.
Approximately 32% of the Company’s 2020 production on a BOE basis was primary heavy crude oil, Pelican Lake heavy crude oil, and bitumen (thermal oil). The market prices for these products currently differs from the established market indices for light and medium grades of crude oil due principally to quality differences. As a result, the price received for these products currently differs from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase in differential could have a material adverse effect on the Company’s financial condition.
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

Canadian Natural Resources Limited	15	2020 - Annual Information Form

Principal Documents Exhibits
Extreme weather events may pose risks to the Company’s operations. A comprehensive corporate Emergency Management program is in place to coordinate the Company's response to potential accidents and incidents (including extreme weather events). This program includes Emergency Response Plans (ERPs) intended to ensure a prompt initial response and efficient management of situations as they arise.
The jurisdictions where Canadian Natural operates are subject to labour legislation and regulations that if changed may impact its operations. In addition, labour risk associated with work interruptions and the ability to secure necessary manpower may impact the timely and cost effective manner in which projects are completed.
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
The crude oil and natural gas industry is experiencing incremental increases in costs related to environmental regulation compliance, particularly in North America and the North Sea. In respect of its offshore operations, the Company also participates with regulators and industry partners in addressing environmental monitoring and emergency response protocols that are applicable to the Company's operations in these jurisdictions. Environmental monitoring in the oil sands is performed in collaboration with the federal and provincial governments, Indigenous communities and industry, in order to enhance the understanding of the cumulative effects of oil sands development. Existing and expected legislation and regulations may require the Company to address and mitigate the effect of its activities on the environment. Increasingly stringent laws and regulations may have a material adverse effect on the Company’s financial condition. A summary of key environmental risks is set out below:
•Carbon/GHG Emissions Management Risk
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
•Future Regulatory Changes / Compliance Costs
The additional requirements of enacted or proposed GHG regulations on the Company’s operations may increase capital expenditures and production expenses, including those related to the Company’s existing and planned oil sands projects. This may have an adverse effect on the Company’s financial condition. Accordingly, existing and proposed climate change policies and regulations are considered when making decisions to advance the Company’s business strategy. The Company tracks the development of policies and regulations at the international, national, federal and provincial level. In December 2020, the federal government announced its intention to surpass Canada’s previously stated reduction target under the Paris Agreement, to increase the carbon price to $170 in 2030, and to establish methane reduction targets for 2030 and 2035. In addition, draft regulations under the Clean Fuel Standard were released in 2020 and are planned to take effect in December 2022. Aspects of the Clean Fuel Standard will increase the cost of liquid fuels consumed in the Company’s operations while also providing a potential mechanism to generate offset credits. The Company continues to pursue GHG emissions reduction initiatives including: solution gas conservation, compressor optimization to improve fuel gas efficiency, reductions in pneumatic devices, CO2 capture and injection in oil sands tailings, CO2 capture and storage in association with EOR, CO2 capture and storage at Quest, and technology development through participation in COSIA.

Canadian Natural Resources Limited	16	2020 - Annual Information Form

Principal Documents Exhibits
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
•Access to Markets
The Company may be exposed to greater market risk for its products associated with the shift to a lower carbon emissions future. These risks may include increases in the demand for renewable energy sources, increases in compliance costs that may not be recoverable in the price of the product, which could delay the development of certain assets, and restricted access to markets for higher carbon energy sources, including as a result of the delay, revocation, or conditions imposed on, regulatory approvals for pipeline projects such as the the Trans Mountain Pipeline Expansion. This risk was demonstrated in the cancellation of the Presidential Permit for TC Energy's Keystone XL Pipeline Expansion, which was revoked in January of 2021. These risks could result in a competitive disadvantage if producers in other jurisdictions are not subject to similar regulatory burdens.
•Social Preferences / Reputational Risk
Changes in public support for climate action, combined with increased activism and opposition to fossil fuels, particularly to oil sands, may impact the market for the Company’s products and securities and impact its ability to obtain approvals for new projects, obtain insurance, and raise capital. In addition, behavioural changes by the public, such as a shift in transportation preferences or the use of alternative energy sources, may impact the demand for crude oil and the Company's products.
•Technology Development
Regulatory and policy changes to address climate change may require the Company to develop or adopt new sustainable technologies to reduce its environmental footprint and to support the transition to a lower carbon emissions/energy efficient economy at significant cost. In addition, the development, emergence and use of renewable energy sources could affect the demand for the Company’s products thereby affecting its competitiveness and profitability.
•Regulatory and Policy Effectiveness
The Company operates under government regulation and policy for the crude oil and natural gas sector including, land tenure, royalties, taxes, production rates, environmental management, and safety performance. Before proceeding with major projects, the Company must follow various regulatory processes to obtain project approvals and permits. These processes may include Indigenous and other stakeholder consultation, environmental impact assessments and public hearings. The Company's project execution and timelines could be impacted by delays experienced through the regulatory process or by conditions placed on its operations through permit approvals. Changes in government policy, such as the federal Canadian Net-Zero Emissions Accountability Act, the United Nations Declaration on the Rights of Indigenous Peoples Act, and the Impact Assessment Act, have the potential to impact the certainty and timelines for the regulatory process on large energy projects, including increased requirements for Indigenous consultation.
•Tailings Management
In March 2015, Alberta Environment and Parks released the Tailings Management Framework ("TMF") policy. In July 2016, the Alberta Energy Regulator ("AER"), released Directive 85 - Fluid Tailings Management for Oil Sands Mining Projects, which was updated in October 2017. The Directive establishes performance criteria for tailings operations and sets out the requirements for approval, monitoring and reporting in respect of tailings ponds and tailings management plans.
The Company continues to implement and adhere to the conditions stipulated in the approved Tailings Management Plans () for the Horizon Mine, and the AOSP's Muskeg River and Jackpine Mines and thereby meet the requirements of the government of Alberta’s Tailings Management Framework (2015) and the Alberta Energy Regulator’s Directive 85. However, in the future, there is the potential risk of exceeding the approved site-specific tailings profiles resulting in the requirement to post additional security under the Mining Financial Security Plan as well as the potential application of a compliance levy. Research and mitigative technologies are in development to reduce fluid tailings and to increase the certainty of achieving the tailings targets for the Horizon and AOSP mines. Through COSIA, technology development is jointly undertaken by all oil sands mine operators to accelerate the commercialization of such projects.
In September 2018, the Company acquired the Joslyn oil sands project (now referred to as “Horizon South”). To address regulatory requirements and prior to any development, the AER requires the Company to file an updated mine

Canadian Natural Resources Limited	17	2020 - Annual Information Form

Principal Documents Exhibits
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
•Land Use, Water and Wildlife Management
Legislation and policies related to land management may affect development and operations risk through changes in regional limits on operating standards for air emissions, water use, land disturbance and reclamation. Land use planning may set aside areas for conservation, parks, or establish operational constraints to protect biodiversity and wildlife that may place limits on crude oil and natural gas development. Management frameworks in the Lower Athabasca oil sands area establish limits and triggers for surface and ground water quality and quantity, and air emissions that could increase the standards for the operation of facilities. Draft frameworks on biodiversity may establish further limits on development that may limit operations and expansion of facilities. Regional access management plans may pose limitations on resource development through limits on infrastructure.
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
Reserves Replacement
Canadian Natural’s future crude oil and natural gas production, and therefore its cash flows and results of operations, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to reserves through exploration, acquisition or development activities, the Company’s production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent the Company’s cash flow is insufficient to fund capital expenditures and external sources of capital become limited or unavailable, the Company’s ability to make the necessary capital investments to maintain and expand its crude oil and natural gas reserves will be impaired. In addition, Canadian Natural may be unable to find and develop or acquire additional reserves to replace its crude oil and natural gas production at acceptable costs.
Uncertainty of Reserves Estimates
There are numerous uncertainties inherent in estimating quantities of reserves, including many factors, both internal and external, beyond the Company’s control. Revisions are often necessary as a result of newly acquired technical data, technology improvements, or changes in historical performance, production costs, development costs, product pricing, economic conditions, market availability, or regulatory requirements. In general, estimates of economically recoverable crude oil, natural gas and NGLs reserves and the future net revenue therefrom are based upon a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of royalty regimes, higher costs as a result of environmental and other regulation by governmental agencies, estimates of future commodity prices, production costs and the timing and amount of future development expenditures, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable crude oil, natural gas and NGLs reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Company’s actual production, revenues, royalties, taxes and development, abandonment and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material.

Canadian Natural Resources Limited	18	2020 - Annual Information Form

Principal Documents Exhibits
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

Canadian Natural Resources Limited	19	2020 - Annual Information Form

Principal Documents Exhibits
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
In addition, epidemics or pandemics, such as the COVID-19 pandemic, have the potential to disrupt the Company’s operations, projects, and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on the extent and severity of a potential outbreak and the areas or operations impacted. During the COVID-19 pandemic, the Company's operations were designated as "essential services" by applicable government authorities, which permitted operations to continue in areas that may have otherwise been impacted by government imposed lockdown measures. Depending on the severity, the potential resurgence of the virus, the timing and availability of vaccines and the speed of vaccine distribution, a large scale epidemic or pandemic could impact the international demand for commodities and have a corresponding impact on the prices realized by the Company for its products, which could have a material adverse effect on the Company's financial condition.
The majority of the Company’s assets are held in one or more corporate subsidiaries or partnerships. In the event of the liquidation of any corporate subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used to repay the indebtedness of the Company.

Canadian Natural Resources Limited	20	2020 - Annual Information Form

Principal Documents Exhibits
Form 51-101F1 Statement of Reserves Data and Other Information
For the year ended December 31, 2020, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2020 and a preparation date of February 8, 2021. Sproule evaluated and reviewed the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves. GLJ evaluated the Oil Sands Mining and Upgrading SCO reserves. The evaluations and reviews were conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
The Reserves Committee of the Company’s Board of Directors has met with and carried out independent due diligence procedures with each of the Company’s IQRE to review the qualifications of and procedures used by each IQRE in determining the estimate of the Company’s quantities and related net present value of future net revenue of the remaining reserves.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC in the “Supplementary Oil and Gas Information” section of the Company’s 2020 Annual Report, which is incorporated herein by reference.
Information in the reserves data tables may not add due to rounding. BOE values and oil and gas metrics may not calculate due to rounding.
The estimates of future net revenue presented in the tables below do not represent the fair market value of the reserves.
There is no assurance that the price and cost assumptions contained in the forecast case will be attained and variances could be material. The recovery and reserves estimates of crude oil, natural gas and NGLs reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGLs reserves may be greater or less than the estimate provided herein. Refer to "Special Note Regarding Forward-Looking Statements"and "Special Note Regarding Currency, Financial Information, Production and Reserves" in the "Advisory"; and the "Risk Factors" section of this AIF.

Canadian Natural Resources Limited	21	2020 - Annual Information Form

Principal Documents Exhibits
Oil and Gas Reserves Tables and Notes
Summary of Company Gross Reserves
As of December 31, 2020
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	72	81	216	580	6,870	3,696	98	8,533
Developed Non-Producing	11	12	—	27	—	260	4	97
Undeveloped	54	84	49	1,876	92	5,458	225	3,290
Total Proved	138	177	265	2,483	6,962	9,413	326	11,920
Probable	53	82	130	1,674	534	6,428	174	3,719
Total Proved plus Probable	191	260	395	4,157	7,496	15,841	500	15,639

North Sea
Proved
Developed Producing	34					6		35
Developed Non-Producing	4					—		4
Undeveloped	58					6		59
Total Proved	96					12		98
Probable	64					5		65
Total Proved plus Probable	160					17		163

Offshore Africa
Proved
Developed Producing	35					24		39
Developed Non-Producing	8					4		9
Undeveloped	37					12		39
Total Proved	81					40		87
Probable	31					24		35
Total Proved plus Probable	112					64		122

Total Company
Proved
Developed Producing	142	81	216	580	6,870	3,725	98	8,607
Developed Non-Producing	24	12	—	27	—	264	4	111
Undeveloped	149	84	49	1,876	92	5,476	225	3,388
Total Proved	315	177	265	2,483	6,962	9,465	326	12,106
Probable	148	82	130	1,674	534	6,457	174	3,819
Total Proved plus Probable	463	260	395	4,157	7,496	15,922	500	15,925

Canadian Natural Resources Limited	22	2020 - Annual Information Form

Principal Documents Exhibits
Summary of Company Net Reserves
As of December 31, 2020
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	66	70	180	494	6,052	3,317	80	7,495
Developed Non-Producing	10	11	—	25	—	225	3	86
Undeveloped	47	75	43	1,559	72	4,831	194	2,795
Total Proved	123	156	223	2,077	6,124	8,373	277	10,376
Probable	46	70	101	1,367	446	5,511	142	3,089
Total Proved plus Probable	169	226	323	3,444	6,570	13,884	419	13,465

North Sea
Proved
Developed Producing	34					6		35
Developed Non-Producing	4					—		4
Undeveloped	58					6		59
Total Proved	96					12		98
Probable	64					5		65
Total Proved plus Probable	160					17		163

Offshore Africa
Proved
Developed Producing	33					21		36
Developed Non-Producing	7					3		8
Undeveloped	31					8		32
Total Proved	70					32		76
Probable	24					17		26
Total Proved plus Probable	94					48		102

Total Company
Proved
Developed Producing	133	70	180	494	6,052	3,344	80	7,566
Developed Non-Producing	21	11	—	25	—	228	3	98
Undeveloped	136	75	43	1,559	72	4,845	194	2,885
Total Proved	290	156	223	2,077	6,124	8,417	277	10,549
Probable	133	70	101	1,367	446	5,532	142	3,180
Total Proved plus Probable	423	226	323	3,444	6,570	13,949	419	13,730

Canadian Natural Resources Limited	23	2020 - Annual Information Form

Principal Documents Exhibits
Reconciliation of Company Gross Reserves
As of December 31, 2020
Forecast Prices and Costs
TOTAL PROVED

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2019	165	202	293	2,438	6,352	6,395	275	10,791
Discoveries	—	—	—	—	—	—	—	—
Extensions	2	—	—	17	720	226	11	787
Infill Drilling	3	3	—	—	—	290	13	66
Improved Recovery	—	—	—	73	—	—	—	73
Acquisitions	—	—	—	—	—	2,932	31	520
Dispositions	—	—	—	—	—	(4)	—	(1)
Economic Factors	(14)	(10)	(13)	—	—	(198)	(8)	(77)
Technical Revisions	(2)	8	6	45	43	301	19	170
Production	(16)	(26)	(21)	(91)	(153)	(531)	(15)	(410)
December 31, 2020	138	177	265	2,483	6,962	9,413	326	11,920

North Sea

December 31, 2019	109					16		112
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	(6)					—		(6)
Technical Revisions	2					—		2
Production	(8)					(4)		(9)
December 31, 2020	96					12		98

Offshore Africa

December 31, 2019	83					48		91
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					1		—
Technical Revisions	4					(4)		4
Production	(6)					(5)		(7)
December 31, 2020	81					40		87

Total Company

December 31, 2019	357	202	293	2,438	6,352	6,460	275	10,993
Discoveries	—	—	—	—	—	—	—	—
Extensions	2	—	—	17	720	226	11	787
Infill Drilling	3	3	—	—	—	290	13	66
Improved Recovery	—	—	—	73	—	—	—	73
Acquisitions	1	—	—	—	—	2,932	31	521
Dispositions	—	—	—	—	—	(4)	—	(1)
Economic Factors	(20)	(10)	(13)	—	—	(197)	(8)	(83)
Technical Revisions	4	8	6	45	43	297	19	175
Production	(31)	(26)	(21)	(91)	(153)	(541)	(15)	(426)
December 31, 2020	315	177	265	2,483	6,962	9,465	326	12,106

Canadian Natural Resources Limited	24	2020 - Annual Information Form

Principal Documents Exhibits
TOTAL PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2019	64	91	132	1,670	545	3,118	133	3,156
Discoveries	—	—	—	—	—	—	—	—
Extensions	1	1	—	4	(3)	148	10	38
Infill Drilling	1	1	—	—	—	93	4	22
Improved Recovery	—	—	—	33	—	—	—	33
Acquisitions	—	—	—	—	—	3,306	30	581
Dispositions	—	—	—	—	—	(1)	—	—
Economic Factors	(4)	(4)	7	—	—	(52)	(1)	(10)
Technical Revisions	(9)	(7)	(10)	(33)	(9)	(184)	(3)	(101)
Production	—	—	—	—	—	—	—	—
December 31, 2020	53	82	130	1,674	534	6,428	174	3,719

North Sea

December 31, 2019	67					5	—	68
Discoveries	—					—	—	—
Extensions	—					—	—	—
Infill Drilling	—					—	—	—
Improved Recovery	—					—	—	—
Acquisitions	—					—	—	—
Dispositions	—					—	—	—
Economic Factors	5					—	—	5
Technical Revisions	(8)					—	—	(8)
Production	—					—	—	—
December 31, 2020	64					5	—	65

Offshore Africa

December 31, 2019	31					24	—	35
Discoveries	—					—	—	—
Extensions	—					—	—	—
Infill Drilling	—					—	—	—
Improved Recovery	—					—	—	—
Acquisitions	—					—	—	—
Dispositions	—					—	—	—
Economic Factors	1					—	—	1
Technical Revisions	(1)					—	—	(1)
Production	—					—	—	—
December 31, 2020	31					24	—	35

Total Company

December 31, 2019	162	91	132	1,670	545	3,147	133	3,258
Discoveries	—	—	—	—	—	—	—	—
Extensions	1	1	—	4	(3)	148	10	38
Infill Drilling	1	1	—	—	—	93	4	22
Improved Recovery	—	—	—	33	—	—	—	33
Acquisitions	—	—	—	—	—	3,306	30	581
Dispositions	—	—	—	—	—	(1)	—	—
Economic Factors	3	(4)	7	—	—	(52)	(1)	(3)
Technical Revisions	(19)	(7)	(10)	(33)	(9)	(184)	(3)	(110)
Production	—	—	—	—	—	—	—	—
December 31, 2020	148	82	130	1,674	534	6,457	174	3,819

Canadian Natural Resources Limited	25	2020 - Annual Information Form

Principal Documents Exhibits
TOTAL PROVED PLUS PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2019	229	293	425	4,108	6,897	9,513	408	13,947
Discoveries	—	—	—	—	—	—	—	—
Extensions	3	1	—	21	717	374	20	825
Infill Drilling	4	4	—	—	—	384	17	88
Improved Recovery	—	—	—	106	—	—	—	106
Acquisitions	—	—	—	—	—	6,238	62	1,102
Dispositions	—	—	—	—	—	(5)	—	(1)
Economic Factors	(18)	(13)	(5)	—	—	(249)	(9)	(87)
Technical Revisions	(11)	1	(4)	13	34	117	17	69
Production	(16)	(26)	(21)	(91)	(153)	(531)	(15)	(410)
December 31, 2020	191	260	395	4,157	7,496	15,841	500	15,639

North Sea

December 31, 2019	176					21		179
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	(1)					—		(1)
Technical Revisions	(7)					—		(7)
Production	(8)					(4)		(9)
December 31, 2020	160					17		163

Offshore Africa

December 31, 2019	114					72		126
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	1					1		1
Technical Revisions	3					(4)		3
Production	(6)					(5)		(7)
December 31, 2020	112					64		122

Total Company

December 31, 2019	519	293	425	4,108	6,897	9,607	408	14,252
Discoveries	—	—	—	—	—	—	—	—
Extensions	3	1	—	21	717	374	20	825
Infill Drilling	4	4	—	—	—	384	17	88
Improved Recovery	—	—	—	106	—	—	—	106
Acquisitions	1	—	—	—	—	6,238	62	1,102
Dispositions	—	—	—	—	—	(5)	—	(1)
Economic Factors	(18)	(13)	(5)	—	—	(249)	(9)	(86)
Technical Revisions	(15)	1	(4)	13	34	113	17	65
Production	(31)	(26)	(21)	(91)	(153)	(541)	(15)	(426)
December 31, 2020	463	260	395	4,157	7,496	15,922	500	15,925

Canadian Natural Resources Limited	26	2020 - Annual Information Form

Principal Documents Exhibits
Notes to Reserves Tables
1.“Company gross reserves” are the Company's working interest share of reserves before deduction of royalties and without including any royalty interests of the Company.
2.“Company net reserves” are the company gross reserves less all royalties payable to others plus royalties receivable from others.
3.References to “light and medium crude oil” means “light crude oil and medium crude oil combined”.
4.“Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical, and engineering data, with the use of established technology and under specified economic conditions which are generally accepted as being reasonable.
Reserves are classified according to the degree of certainty associated with the estimates:
•“Proved reserves” are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
•“Probable reserves” are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories:
•“Developed reserves” are reserves that are expected to be recovered from (i) existing wells and installed facilities or, if the facilities have not been installed, that would involve a low expenditure (compared to the cost of drilling a well) to put the reserves on production, and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. The developed category may be subdivided into producing and non-producing.
•“Undeveloped reserves” are reserves that are expected to be recovered from known accumulations with new wells on undrilled acreage, or from existing wells where significant expenditures are required for the completion of these wells or for the installation of processing and gathering facilities prior to the production of these reserves. Reserves on undrilled acreage are limited to those drilling units directly offsetting development spacing areas that are reasonably certain of production when drilled unless reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
5.The reserves evaluation involved data supplied by the Company with respect to geological and engineering data, product price adjustments for product quality, heating value and transportation, interests owned, royalties payable, production costs, capital costs and contractual commitments. This data was found by the IQRE to be reasonable.
6.Reserves reconciliation change category definitions:
•"Discoveries" means additions to reserves in reservoirs where no reserves were previously booked.
•"Extensions" means additions to reserves resulting from step-out drilling or recompletions.
•"Infill Drilling" means additions to reserves resulting from drilling or recompletions within the known boundaries of a reservoir.
•"Improved Recovery" means additions to reserves resulting from the implementation of improved recovery schemes.
•Negative volumes, if any, for probable reserves result from the transfer of probable reserves to proved reserves. If reserves previously assigned to a discovery, an extension, an infill drilling, or an improved recovery reserves change category are initially classified as probable, they may be classified as a proved addition in the same reserves change category in the year when the reserves are reclassified as proved.
•"Economic Factors" means changes primarily due to price forecasts.
•"Technical Revisions" include changes in previous estimates resulting from new technical data or revised interpretations and changes in operating costs, capital costs and offsets to product reference pricing.

Canadian Natural Resources Limited	27	2020 - Annual Information Form

Principal Documents Exhibits

7. 2020 reserves reconciliation highlights:
Total Proved Crude Oil, Bitumen (Thermal Oil) and NGLs reserves increased by 612 MMbbl:
•Extensions: Increase of 750 MMbbl primarily due to the pit extension at Oil Sands Mining and Upgrading (SCO) and extension drilling/future offset additions at various Bitumen (Thermal Oil), Light Crude Oil and natural gas (NGLs) properties.
•Infill Drilling: Increase of 18 MMbbl primarily due to infill drilling/future offset additions at various Light Crude Oil, Primary Heavy Crude Oil and natural gas (NGLs) properties.
•Improved Recovery: Increase of 73 MMbbl primarily due to increased steamflood recovery of Bitumen (Thermal Oil) at Primrose.
•Acquisitions: Increase of 32 MMbbl primarily of NGLs from the acquisition of Painted Pony.
•Economic Factors: Decrease of 50 MMbbl primarily due to lower product pricing.
•Technical Revisions: Increase of 126 MMbbl primarily due to improved mining performance and mine model changes at Oil Sands Mining and Upgrading (SCO), Bitumen (Thermal Oil) improved performance at Kirby, as well as improved performance at North Sea and Offshore Africa (Light Crude Oil), Pelican Lake (Pelican Lake Heavy Crude Oil) and various Primary Heavy Crude Oil and natural gas (NGLs) properties, partially offset by removal of future undeveloped reserves at North Sea because of revised Company development plans.
•Production: Decrease of 336 MMbbl.
    Total Proved Natural Gas reserves increased by 3,005 Bcf:
•Extensions: Increase of 226 Bcf primarily due to extension drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
•Infill Drilling: Increase of 290 Bcf primarily due to infill drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
•Acquisitions: Increase of 2,932 Bcf primarily due to the acquisition of Painted Pony.
•Dispositions: Decrease of 4 Bcf from Natural Gas properties in North America.
•Economic Factors: Decrease of 197 Bcf due to uneconomic reserves in several North America Natural Gas areas as a result of lower product pricing.
•Technical Revisions: Increase of 297 Bcf primarily due to overall positive revisions in several North America core areas as a result of increased recovery and category transfers from probable to proved, partially offset by removal of future extension and infill undeveloped reserves in North America properties because of revised Company development plans.
•Production: Decrease of 541 Bcf.
    Total Proved plus Probable Crude Oil, Bitumen and NGLs reserves increased by 620 MMbbl:
•Extensions: Increase of 763 MMbbl primarily due to the pit extension at Oil Sands Mining and Upgrading (SCO) and extension drilling/future offset additions at various Bitumen (Thermal Oil), Light Crude Oil and natural gas (NGLs) properties.
•Infill Drilling: Increase of 24 MMbbl primarily due to infill drilling/future offset additions at various Light Crude Oil, Primary Heavy Crude Oil and natural gas (NGLs) properties.
•Improved Recovery: Increase of 106 MMbbl primarily due to increased steamflood recovery of Bitumen (Thermal Oil) at Primrose.
•Acquisitions: Increase of 62 MMbbl primarily of NGLs from the acquisition of Painted Pony.
•Economic Factors: Decrease of 45 MMbbl primarily due to lower product pricing.
•Technical Revisions: Increase of 46 MMbbl primarily due to mine model changes at Oil Sands Mining and Upgrading (SCO), Bitumen (Thermal Oil) improved performance at Kirby and improved performance at natural gas (NGLs) properties, partially offset by reduced performance in certain Light Crude Oil properties and at Pelican Lake (Pelican Lake Heavy Crude Oil), as well as removal of future undeveloped reserves at North Sea because of revised Company development plans.
•Production: Decrease of 336 MMbbl.

Canadian Natural Resources Limited	28	2020 - Annual Information Form

Principal Documents Exhibits
Total Proved plus Probable Natural Gas reserves increased by 6,315 Bcf:
•Extensions: Increase of 374 Bcf primarily due to extension drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
•Infill Drilling: Increase of 384 Bcf primarily due to infill drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
•Acquisitions: Increase of 6,238 Bcf primarily due to the acquisition of Painted Pony.
•Dispositions: Decrease of 5 Bcf from Natural Gas properties in North America.
•Economic Factors: Decrease of 249 Bcf due to uneconomic reserves in several North America Natural Gas areas as a result of lower product pricing.
•Technical Revisions: Increase of 113 Bcf primarily due to overall positive revisions in several North America core areas as a result of increased recovery, partially offset by removal of future extension and infill undeveloped reserves in North America properties because of revised Company development plans.
•Production: Decrease of 541 Bcf.
8.A report on reserves data by the IQREs is provided in Schedule “A” to this AIF. A report by the Company’s management and directors on crude oil, natural gas and NGLs reserves disclosure is provided in Schedule “B” to this AIF.

Canadian Natural Resources Limited	29	2020 - Annual Information Form

Principal Documents Exhibits
Future Net Revenue Tables and Notes
The following tables summarize the future net revenue as of December 31, 2020 using forecast prices and costs. Abandonment, Decommissioning and Reclamation ("ADR") costs included in the calculation of future net revenue consist of both the Company's total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2020 and forecast estimates of ADR costs attributable to future development activity.
Summary of Net Present Values of Future Net Revenue Before Income Taxes
As of December 31, 2020
Forecast Prices and Costs

($ millions)	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%	Unit Value Discounted at 10%/year ($/BOE)
North America
Proved
Developed Producing	283,881	107,446	60,660	42,353	32,973	8.09
Developed Non-Producing	1,510	1,087	858	704	592	9.96
Undeveloped	59,515	31,191	16,130	8,868	5,084	5.77
Total Proved	344,906	139,724	77,648	51,924	38,649	7.48
Probable	101,913	32,414	15,032	8,821	5,976	4.87
Total Proved plus Probable	446,819	172,139	92,679	60,745	44,624	6.88

North Sea
Proved
Developed Producing	(1,173)	(142)	191	301	333	5.45
Developed Non-Producing	111	91	75	63	54	17.87
Undeveloped	2,207	1,725	1,383	1,131	942	23.52
Total Proved	1,145	1,673	1,649	1,496	1,329	16.82
Probable	3,471	2,274	1,619	1,226	973	25.10
Total Proved plus Probable	4,616	3,948	3,268	2,722	2,302	20.10

Offshore Africa
Proved
Developed Producing	467	581	571	525	472	15.85
Developed Non-Producing	303	227	176	140	114	23.33
Undeveloped	1,351	904	633	459	341	19.78
Total Proved	2,121	1,711	1,379	1,123	927	18.26
Probable	1,606	1,030	701	501	373	26.64
Total Proved plus Probable	3,727	2,741	2,080	1,624	1,300	20.43

Total Company
Proved
Developed Producing	283,174	107,884	61,422	43,178	33,778	8.12
Developed Non-Producing	1,924	1,405	1,109	907	759	11.33
Undeveloped	63,074	33,820	18,146	10,458	6,367	6.29
Total Proved	348,172	143,109	80,676	54,543	40,905	7.65
Probable	106,990	35,719	17,352	10,548	7,321	5.46
Total Proved plus Probable	455,162	178,828	98,027	65,091	48,226	7.14

Canadian Natural Resources Limited	30	2020 - Annual Information Form

Principal Documents Exhibits
Summary of Net Present Values of Future Net Revenue After Income Taxes
As of December 31, 2020
Forecast Prices and Costs

($ millions)	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%
North America
Proved
Developed Producing	217,763	83,693	47,894	33,790	26,517
Developed Non-Producing	1,173	826	646	526	440
Undeveloped	46,663	23,457	11,687	6,109	3,245
Total Proved	265,599	107,977	60,226	40,426	30,202
Probable	77,796	24,520	11,247	6,534	4,391
Total Proved plus Probable	343,395	132,496	71,473	46,959	34,593

North Sea
Proved
Developed Producing	(876)	(138)	105	188	215
Developed Non-Producing	35	45	43	38	33
Undeveloped	1,592	1,156	899	726	602
Total Proved	750	1,064	1,047	952	849
Probable	2,112	1,394	999	762	608
Total Proved plus Probable	2,862	2,458	2,046	1,714	1,458

Offshore Africa
Proved
Developed Producing	349	485	490	456	412
Developed Non-Producing	230	172	133	106	86
Undeveloped	1,033	691	483	348	257
Total Proved	1,613	1,348	1,106	910	755
Probable	1,211	777	530	379	282
Total Proved plus Probable	2,824	2,125	1,635	1,289	1,037

Total Company
Proved
Developed Producing	217,236	84,041	48,489	34,434	27,144
Developed Non-Producing	1,438	1,043	821	670	559
Undeveloped	49,288	25,305	13,068	7,184	4,103
Total Proved	267,961	110,388	62,379	42,287	31,806
Probable	81,119	26,691	12,776	7,674	5,281
Total Proved plus Probable	349,080	137,079	75,155	49,962	37,087

Canadian Natural Resources Limited	31	2020 - Annual Information Form

Principal Documents Exhibits
Total Future Net Revenue (Undiscounted)
As of December 31, 2020
Forecast Prices and Costs

	North America		North Sea		Offshore Africa		Total Company
($ millions)	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable
Revenue	899,461	1,127,426	8,164	14,229	5,577	7,585	913,201	1,149,241
Royalties	118,475	158,856	20	35	179	258	118,673	159,148
Production Costs	330,649	395,225	4,224	6,427	2,068	2,265	336,942	403,917
Development Costs	85,521	105,518	897	1,275	747	858	87,166	107,651
ADR Costs for Future Development	618	1,051	—	—	30	45	648	1,096
Future Net Revenue Before Income Taxes Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	364,197	466,775	3,022	6,493	2,553	4,160	369,773	477,428
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	19,291	19,956	1,877	1,877	433	433	21,601	22,266
Future Net Revenue Before Income Taxes Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	344,906	446,819	1,145	4,616	2,121	3,727	348,172	455,162
Income Taxes	79,307	103,424	395	1,754	508	903	80,211	106,082
Future Net Revenue After Income Taxes	265,599	343,395	750	2,862	1,613	2,824	267,961	349,080

Canadian Natural Resources Limited	32	2020 - Annual Information Form

Principal Documents Exhibits
Future Net Revenue By Product Type
As of December 31, 2020
Forecast Prices and Costs

Total Proved
Product Type	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value ($/BOE)
Light and Medium Crude Oil (including solution gas and other by-products)	5,802	14.32
Primary Heavy Crude Oil (including solution gas)	1,311	8.29
Pelican Lake Heavy Crude Oil (including solution gas)	2,434	10.92
Bitumen (Thermal Oil)	17,329	8.34
Synthetic Crude Oil	49,794	8.13
Natural Gas (including by-products but excluding solution gas and by-products from crude oil wells)	6,007	3.85
Total Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	82,677	7.84
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	(2,001)	—
Total Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	80,676	7.65

Total Proved plus Probable
Product Type	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value ($/BOE)
Light and Medium Crude Oil (including solution gas and other by-products)	9,181	15.71
Primary Heavy Crude Oil (including solution gas)	2,183	9.51
Pelican Lake Heavy Crude Oil (including solution gas)	3,359	10.38
Bitumen (Thermal Oil)	21,699	6.30
Synthetic Crude Oil	54,158	8.24
Natural Gas (including by-products but excluding solution gas and by-products from crude oil wells)	9,505	3.69
Total Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	100,086	7.29
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	(2,058)	—
Total Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	98,027	7.14

Canadian Natural Resources Limited	33	2020 - Annual Information Form

Principal Documents Exhibits
Notes to Future Net Revenue Tables
1.Abandonment, Decommissioning and Reclamation ("ADR") costs included in the calculation of the future net revenue consist of both the Company's total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2020 and forecast estimates of ADR costs attributable to future development activity. The Company’s total ARO included in the reserves future net revenue is escalated at the rate of inflation described in the "Pricing Assumptions" section of this AIF.
2.For reserves in Canada, future net revenue includes carbon cost compliance in accordance with current provincial and federal regulations which reaches $50/tonne by 2022. For reserves in the North Sea, future net revenue includes carbon cost compliance in accordance with the UK Carbon Emissions Tax which reaches approximately $48/tonne after 2020.
3.Unit values ($/BOE) are based on company net reserves.
4.After-tax net present values consider the Company’s existing tax pool balances and current tax regulations and do not represent an estimate of the value at the consolidated entity level, which may be significantly different. For information at the consolidated entity level, refer to the Company’s Consolidated Financial Statements and the MD&A for the year ended December 31, 2020.
5.Future net revenue is prior to provision for interest, general and administrative expenses, and the impact of any risk management activities.
Pricing Assumptions
The crude oil, natural gas and NGLs reference pricing and the inflation and exchange rates used in the preparation of reserves and related future net revenue estimates are as per the Sproule price forecast dated December 31, 2020. The following is a summary of the Sproule price forecast. All prices increase at a rate of 2% per year after 2025.

		2021	2022	2023	2024	2025
Crude Oil and NGLs
WTI	US$/bbl	46.00	48.00	53.00	54.06	55.14
WCS	C$/bbl	43.51	46.10	52.60	53.65	54.72
Canadian Light Sweet	C$/bbl	54.55	57.14	63.64	64.91	66.21
Cromer LSB	C$/bbl	54.55	56.64	62.64	63.89	65.17
Edmonton C5+	C$/bbl	55.84	58.40	64.82	66.11	67.44
Brent	US$/bbl	48.00	50.00	55.00	56.10	57.22
Natural Gas
AECO	C$/MMBtu	2.86	2.78	2.69	2.75	2.80
BC Westcoast Station 2	C$/MMBtu	2.76	2.68	2.59	2.64	2.69
Henry Hub	US$/MMBtu	3.00	3.00	3.00	3.06	3.12
Notes to Pricing Assumptions Table
1.Reference pricing definitions:
•“WTI“ refers to the price of West Texas Intermediate crude oil at Cushing, Oklahoma.
•“WCS” refers to Western Canadian Select, a blend of heavy crude oils and bitumen with sweet synthetic and condensate diluents at Hardisty, Alberta; reference price used in the preparation of primary heavy crude oil, Pelican Lake heavy crude oil and bitumen (thermal oil) reserves.
•“Canadian Light Sweet” refers to the price of light gravity (40o API), low sulphur content Mixed Sweet Blend (MSW) crude oil at Edmonton, Alberta; reference price used in the preparation of light and medium crude oil and SCO reserves.
•“Cromer LSB” refers to the price of light sour blend (35o API) physical crude oil at Cromer, Manitoba; reference price used in the preparation of light and medium crude oil in SE Saskatchewan and SW Manitoba reserves.
•“Edmonton C5+” refers to pentanes plus at Edmonton, Alberta; reference price used in the preparation of NGLs reserves; also used in determining the diluent costs associated with primary heavy crude oil and bitumen (thermal oil) reserves.
•“Brent” refers to the benchmark price for European, African and Middle Eastern crude oil; reference price used in the preparation of North Sea and Offshore Africa light crude oil reserves.

Canadian Natural Resources Limited	34	2020 - Annual Information Form

Principal Documents Exhibits
•“AECO” refers to the Alberta natural gas trading price at the AECO-C hub in southeast Alberta; reference price used in the preparation of North America (excluding British Columbia) natural gas reserves.
•“BC Westcoast Station 2” refers to the natural gas delivery point on the Spectra Energy system at Chetwynd, British Columbia; reference price used in the preparation of British Columbia natural gas reserves.
•“Henry Hub” refers to a distribution hub on the natural gas pipeline system in Erath, Louisiana and is the pricing point for natural gas futures on the New York Mercantile Exchange.
2.Effective April 1, 2021, the COGE Handbook includes price forecast guidelines for the preparation of commodity price forecasts for use in reserve evaluations. For year-end 2020, the methodology used by Sproule for determining their price forecasts is consistent with the newly introduced guidelines.
3.The forecast prices and costs assume the continuance of current laws and regulations, and any increases in wellhead selling prices also take inflation into account. Sales prices are based on reference prices as detailed above and adjusted for quality and transportation on an individual property basis.
4.The Company’s 2020 average pricing, net of blending costs and excluding risk management activities, was $46.00/bbl for light and medium crude oil, $31.81/bbl for primary heavy crude oil, $33.57/bbl for Pelican Lake heavy crude oil, $28.11/bbl for bitumen (thermal oil), $43.98/bbl for SCO, $24.16/bbl for NGLs, and $2.40/Mcf for natural gas.
5.Production and capital costs are escalated at Sproule's cost inflation rate of 0% per year for 2021, 1% per year for 2022 and 2% per year after 2022 for all products.
6.Sproule's foreign exchange rate of 0.7700 US$/C$ for 2021 and 0.7700 US$/C$ after 2021 was used in the 2020 evaluation.
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

Proved Undeveloped
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2018 First Attributed	25	10	—	175	—	518	42	338
Total	192	69	57	1,106	—	2,809	156	2,048
2019 First Attributed	7	21	—	538	133	297	17	765
Total	163	85	58	1,771	133	3,101	177	2,903
2020 First Attributed	4	1	—	17	8	2,561	48	506
Total	149	84	49	1,876	92	5,476	225	3,388

Canadian Natural Resources Limited	35	2020 - Annual Information Form

Principal Documents Exhibits

Probable Undeveloped
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2018 First Attributed	9	8	—	463	359	464	26	942
Total	91	41	28	1,304	359	1,925	96	2,240
2019 First Attributed	3	25	—	166	—	330	14	262
Total	79	63	28	1,406	157	2,127	103	2,191
2020 First Attributed	2	2	—	4	—	3,285	41	597
Total	74	60	36	1,427	153	5,244	141	2,764
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
For products other than bitumen (thermal oil), the assignment of some undeveloped reserves beyond the COGE Handbook guidelines is based on Canadian Natural’s capital development plan to optimize operations and align capital investments with estimated future net revenue. The extended development timing has no consequential impact on the confidence level associated with the reserves estimate in each category. Rationales for development timing include:
•large capital projects with facility constraints where development plans are designed to optimize operations and deliver supply for the life of the facility;
•resource plays with extensive ongoing development;
•EOR or waterflood projects with ongoing, extensive development opportunity;
•integrated development of several fields with common facilities to ensure the optimum use of capital;
•development plan is a function of prioritizing according to drainage concerns, maximizing capital efficiency and achieving strategic objectives for the Company; and
•deferral of ongoing development motivated by market conditions, capital constraints, and Company strategy, either separately or in combination.
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
Future Development Costs
The following table summarizes the undiscounted future development costs using Sproule's inflation and foreign exchange rates as of December 31, 2020. Future development costs exclude all Abandonment, Decommissioning and Reclamation ("ADR") costs. ADR costs are included in the calculation of the future net revenue and consist of both the Company’s total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2020 and forecast estimates of ADR costs attributable to future development activity.

Canadian Natural Resources Limited	36	2020 - Annual Information Form

Principal Documents Exhibits

Future Development Costs (Undiscounted)
($millions)	2021	2022	2023	2024	2025	Thereafter	Total	Total Discounted at 10%
Total Proved
North America	2,063	3,571	4,434	3,368	3,053	69,031	85,521	28,701
North Sea	140	140	104	100	45	369	897	588
Offshore Africa	51	239	117	42	36	262	747	515
Total Company	2,254	3,950	4,655	3,510	3,134	69,662	87,166	29,804
Total Proved plus Probable
North America	2,137	3,783	4,722	3,657	3,357	87,862	105,518	33,652
North Sea	142	144	112	123	71	683	1,275	711
Offshore Africa	51	266	183	42	36	279	858	596
Total Company	2,330	4,193	5,018	3,822	3,464	88,824	107,651	34,959
Management believes that internally generated cash flows, existing credit facilities and access to debt capital markets are sufficient to fund future development costs. The Company does not anticipate the costs of funding would make the development of any property uneconomic.
Other Oil and Gas Information
DAILY PRODUCTION
Set forth below is a summary of the production, before royalties, from crude oil, natural gas and NGLs properties for the fiscal years ended December 31, 2020 and 2019.

	2020 Average Daily Production Rates		2019 Average Daily Production Rates
Region	Crude Oil & NGLs (bbl)	Natural Gas (MMcf)	Crude Oil & NGLs (bbl)	Natural Gas (MMcf)
North America
Northeast British Columbia	12,545	420	13,175	346
Northwest Alberta	44,129	639	51,531	675
Northern Plains	383,676	149	317,968	167
Southern Plains	14,489	239	16,573	252
Southeast Saskatchewan	5,604	3	6,723	3
Oil Sands Mining & Upgrading	417,351	—	395,133	—
North America Total	877,794	1,450	801,103	1,443
International
North Sea UK Sector	23,142	12	27,919	24
Offshore Africa	17,022	15	21,371	24
International Total	40,164	27	49,290	48
Company Total	917,958	1,477	850,393	1,491

Canadian Natural Resources Limited	37	2020 - Annual Information Form

Principal Documents Exhibits
Northeast British Columbia
The northeast British Columbia region holds a significant portion of the Montney formation and provides exploration and development opportunities in combination with significant controlled infrastructure. The exploration strategy focuses on comprehensive evaluation through two dimensional seismic, three dimensional seismic and targeting economic prospects close to existing infrastructure.
On October 6, 2020, the Company completed its corporate acquisition of Painted Pony, which includes the operated Montney natural gas assets at Blair, Daiber, Kodes and Townsend (collectively referred to as “Townsend“). Townsend has owned natural gas processing capacity as well as dedicated third party natural gas processing capacity.
This area also includes the Septimus Montney natural gas and light oil play. Septimus has an owned natural gas processing plant with a design capacity of 150 MMcf/d, 11,000 bbl/d of NGLs and 3,000 bbl/d of light crude oil as well as a pipeline to a deep cut gas facility.
The southern portion of this region encompasses the Company’s BC Foothills assets where natural gas is produced from the deep Mississippian and Triassic aged reservoirs in this highly structural area.

Canadian Natural Resources Limited	38	2020 - Annual Information Form

Principal Documents Exhibits
Northwest Alberta
This region is located west of Edmonton, Alberta along the border of British Columbia and Alberta and provides a premium land base in the deep basin, multi-zone, liquids-rich natural gas and light oil fairway. Northwest Alberta has a significant Montney and Spirit River land base, and provides exploration and development opportunities in combination with an extensive portfolio of owned and operated infrastructure. In this region, the Company produces liquids rich natural gas from multiple, often technically complex horizons, with formation depths ranging from 700 to 4,500 meters. Locations are identified with two dimensional and three dimensional seismic to predict channel and shoreface fairways. The southwest portion of this region also contains significant Foothills assets with natural gas produced from the deep Mississippian and Triassic aged reservoirs.
Northern Plains
This region starts just south of Edmonton, Alberta and extends north to Fort McMurray, Alberta and from northwest Alberta into western Saskatchewan. Over most of the region, both sweet and sour natural gas reserves are produced from numerous productive horizons at depths up to approximately 1,500 meters. In the southwest portion of the region, light crude oil and NGLs are also encountered at slightly greater depths. The Company targets low-risk exploration and development opportunities in this area.
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

Canadian Natural Resources Limited	39	2020 - Annual Information Form

Principal Documents Exhibits
The Company’s holdings in this region of primary heavy crude oil production are the result of Crown land purchases and acquisitions. Included in this area is the 100% owned ECHO Pipeline system. The pipeline, which has a capacity of up to 78,000 bbl/d, enables the Company to transport its own production volumes at a reduced production cost. This pipeline enhances the Company’s ability to control the full spectrum of costs associated with the development and marketing of its heavy crude oil.
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
The Company has two 100% owned facilities in the Kirby area located near Lac La Biche, Alberta with infrastructure and total plant processing capacity of 80,000 bbl/d.
The Company has a 100% interest in the operating thermal SAGD assets at Jackfish and a 50% interest in the undeveloped Pike lands adjacent to Jackfish. The infrastructure at Jackfish consists of three processing plants and gathering systems that have a combined capacity of 120,000 bbl/d. The acquisition also included 95% operated conventional primary heavy crude oil production and 1.5 million acres of land of which 1 million acres is undeveloped. The acquired thermal and primary heavy crude assets are located adjacent to existing Company assets.
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

Canadian Natural Resources Limited	40	2020 - Annual Information Form

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
Gross production capacity of the combined AOSP mines is approximately 320,000 bbl/d of bitumen. Shell obtained the Joint Review Panel Approval along with other associated approvals in 2013 for a 100,000 bbl/d expansion of the Jackpine Mine and in 2019 the remaining major application approvals were obtained.

Canadian Natural Resources Limited	41	2020 - Annual Information Form

Principal Documents Exhibits
United Kingdom North Sea

13
14
Tiffany
Toni
Thelma
15
19
20
21
22
Norwegian Sector
Central North Sea
Aberdeen
Banff
Kyle
28
29
30
50 Km

Canadian Natural Lands – Central North Sea
Crude Oil Fields

210
211
Northern North Sea
Ninian
Lyell
Norwegian Sector
Strathspey
Columba B,D
Columba E
02
03
25 Km

Canadian Natural Lands – Northern North Sea
Crude Oil Fields

Through its wholly owned subsidiary CNR International (U.K.) Limited, formerly Ranger Oil (U.K.) Limited, the Company has operated in the North Sea for over 40 years and has developed a significant database, extensive operating experience and an experienced staff. In 2020, the Company produced from 10 crude oil fields.
The northerly fields are centered around the Ninian field where the Company has a 100% operated working interest. The central processing facility is connected to other fields including the Strathspey, Columba and Lyell fields where the Company operates with working interests of 91.6% to 100%.
In the central portion of the North Sea, the Company holds a 100% operated working interest in the T-block (comprising the Tiffany, Toni and Thelma fields).
The Company receives tariff revenue from third parties for the processing of crude oil and natural gas through certain processing facilities.
The Company also holds an 87.6% operated working interest in the Banff field and a 45.7% operated working interest in the Kyle field. Cessation of production occurred at both fields on June 1, 2020 and decommissioning activities, which commenced in the second quarter of 2020, are targeted to be substantially completed by 2024.
The decommissioning activities at the Murchison platform commenced in the fourth quarter of 2013 and cessation of production occurred in the first quarter of 2014. The decommissioning activities were substantially completed in 2020.
The Company commenced abandonment of the Ninian North Platform in the second quarter of 2017. In 2020, the decommissioning activities advanced with removal of the platform topsides. The decommissioning activities are targeted to be substantially complete in 2022.

Canadian Natural Resources Limited	42	2020 - Annual Information Form

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
South Africa

South Africa
Mossel Bay
Plettenberg Bay
Port Elizabeth
NW PLETMOS
PLETMOS INSH
ALGOA GAMTOO
Ga-A
Ga-Q
11A
ALGOA
Block 11B / 12B
E-AG
E-M
F-AH
F-AO
F-AR
F-A
F-O
E-CN
SCG BLOCK
E-BA
E-AA
E-BD
E-G
E-AO
E-AJ
E-CB
E-BK
E-BL
BLOCK 09
56
100 Km
BO TCP APP

Canadian Natural Lands – South Africa

In May 2012, the Company completed the conversion of its 100% owned oil sub-lease in respect of Block 11B/12B (the  “Block”) off the southeast coast of South Africa into an exploration right for petroleum for this area. The Company currently has a 20% non-operated working interest in the Block, having divested a 50% interest in the exploration right in a farm-out transaction in 2013 and an additional 30% interest in two separate farm out transactions in 2018. In December 2018, the operator re-entered the suspended Brudpadda exploration well on the Block and subsequently announced the discovery of natural gas and condensate from that prospect. In 2020, the operator completed the drilling and testing of the Luiperd exploratory well on the Block and subsequently announced the discovery of natural gas and condensate on that prospect. The operator is currently evaluating development scenarios. In the event that a commercial discovery occurs resulting in the exploration right being converted into a production right, additional cash payments would be due to the Company at that time.

Canadian Natural Resources Limited	43	2020 - Annual Information Form

Principal Documents Exhibits
Producing and Non-Producing Crude Oil and Natural Gas Wells
The following table summarizes the number of wells in which the Company has a working interest that were producing or mechanically capable of producing as of December 31, 2020.

Producing	Natural Gas Wells		Crude Oil Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	25,211	20,589.7	10,926	9,933.7	36,137	30,523.4
British Columbia	1,827	1,677.9	183	166.2	2,010	1,844.1
Saskatchewan	10,248	9,381.2	2,376	1,393.2	12,624	10,774.4
Manitoba	—	—	170	151.9	170	151.9
Total Canada	37,286	31,648.8	13,655	11,645.0	50,941	43,293.8
North Sea UK Sector	1	0.7	47	46.1	48	46.8
Offshore Africa
Côte d’Ivoire	—	—	25	14.5	25	14.5
Total Company	37,287	31,649.5	13,727	11,705.6	51,014	43,355.1
The following table summarizes the number of wells in which the Company has a working interest that were not producing or not mechanically capable of producing as of December 31, 2020.

Non-Producing	Natural Gas Wells		Crude Oil Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	10,580	8,478.2	13,178	11,868.3	23,758	20,346.5
British Columbia	2,650	2,297.4	576	505.2	3,226	2,802.6
Saskatchewan	1,943	1,840.7	3,539	2,862.1	5,482	4,702.8
Manitoba	—	—	136	83.1	136	83.1
Northwest Territories	95	22.1	—	—	95	22.1
Total Canada	15,268	12,638.4	17,429	15,318.7	32,697	27,957.1
United States Louisiana	—	—	3	0.6	3	0.6
North Sea UK Sector	2	1.5	29	25.2	31	26.7
Offshore Africa
Côte d’Ivoire	—	—	15	8.7	15	8.7
Gabon	—	—	13	12.0	13	12.0
Total Company	15,270	12,639.9	17,489	15,365.2	32,759	28,005.1

Canadian Natural Resources Limited	44	2020 - Annual Information Form

Principal Documents Exhibits
Properties With No Attributed Reserves
The following table summarizes the Company’s unproved property as of December 31, 2020.

Country (thousands of acres)	Gross	Net
Canada	23,939	19,169
US	9	3
North Sea UK Sector	54	52
Côte d’Ivoire	92	53
Gabon	—	—
South Africa	4,002	800
Total Company	28,096	20,079
Where the Company holds interests in different formations under the same surface area pursuant to separate leases, the acreage for each lease is included in the gross and net amounts.
Canadian Natural has approximately 0.95 million net acres attributed to the North America properties which are currently expected to expire by December 31, 2021.
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
2020 COSTS INCURRED IN CRUDE OIL, NATURAL GAS AND NGLs ACTIVITIES

($ millions)	North America	North Sea	Offshore Africa	Total
Property Acquisitions
Proved	750	—	—	750
Unproved	15	—	—	15
Exploration	22	—	15	37
Development	2,338	104	94	2,536
	3,125	104	109	3,338
Add: Net non-cash and other costs (1)	(413)	18	(10)	(405)
Costs Incurred	2,712	122	99	2,933
(1)Non-cash and other costs are comprised primarily of changes in ARO and accounting adjustments related to non-cash consideration on acquisition of properties.

Canadian Natural Resources Limited	45	2020 - Annual Information Form

Principal Documents Exhibits
Exploration and Development Activities
The following table summarizes the crude oil and natural gas drilling activities completed by the Company for the year ended December 31, 2020. Total success rate for 2020, excluding service and stratigraphic test wells, was 100%.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Canada – Exploration and Production
Crude Oil	—	—	47	41.3
Natural Gas	3	1.5	31	28.0
Dry	—	—	—	—
Service	—	—	21	21.0
Stratigraphic	—	—	40	40.0
Total	3	1.5	139	130.3
Canada – Oil Sands Mining & Upgrading
Service	—	—	13	12.4
Stratigraphic	—	—	352	298.9
Total	—	—	365	311.3
Total Canada	3	1.5	504	441.6
North Sea UK Sector
Crude Oil	—	—	1	1.0
South Africa
Stratigraphic	1	0.2	—	—
Total International	1	0.2	1	1.0
Company Total	4	1.7	505	442.6
2021 ACTIVITY
Effective and efficient operations will continue to be a focus of the Company in 2021. In December 2020, the Company released its 2021 capital budget. The 2021 capital budget is targeted at $3,205 million, of which $1,345 million is related to conventional and unconventional assets and $1,860 million is allocated to long life low decline assets. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, to respond to price volatility, changes in project returns and the balancing of project risks and time horizons. The 2021 production guidance is targeted between 1,190,000 BOE/d and 1,260,000 BOE/d, an increase of approximately 5% from 2020 levels. The 2021 capital budget and production targets constitute forward-looking information. Refer to the "Advisory" section of this AIF for further details on forward-looking information.

Canadian Natural Resources Limited	46	2020 - Annual Information Form

Principal Documents Exhibits
PRODUCTION ESTIMATES
The following table summarizes the estimated 2021 company gross proved and probable daily production included in the estimates of proved reserves and probable reserves as of December 31, 2020 using forecast prices and costs.

	Light and Medium Crude Oil (bbl/d)	Primary Heavy Crude Oil (bbl/d)	Pelican Lake Heavy Crude Oil (bbl/d)	Bitumen (Thermal Oil) (bbl/d)	Synthetic Crude Oil (bbl/d)	Natural Gas (MMcf/d)	Natural Gas Liquids (bbl/d)	Barrels of Oil Equivalent (BOE/d)
TOTAL PROVED
North America	36,266	57,476	53,117	247,011	428,413	1,454	41,455	1,106,104
North Sea	26,941	—	—	—	—	8	—	28,213
Offshore Africa	16,622	—	—	—	—	16	—	19,360
Total Company	79,830	57,476	53,117	247,011	428,413	1,478	41,455	1,153,677
TOTAL PROBABLE
North America	3,534	4,962	2,126	725	22,998	122	4,415	59,009
North Sea	4,187	—	—	—	—	1	—	4,285
Offshore Africa	580	—	—	—	—	1	—	723
Total Company	8,301	4,962	2,126	725	22,998	123	4,415	64,017

Canadian Natural Resources Limited	47	2020 - Annual Information Form

Principal Documents Exhibits
Production History

	2020
	Q1	Q2	Q3	Q4	Year Ended
North America Production and Netbacks by Product (1)
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	49,058	42,325	42,353	42,470	44,043
Netbacks ($/bbl)
Sales price (2)	46.00	26.01	47.15	47.87	41.95
Transportation	3.05	4.06	3.78	3.96	3.69
Royalties	5.90	1.60	3.77	4.03	3.90
Production expenses	22.36	21.10	20.09	20.86	21.15
Netback	14.69	(0.75)	19.51	19.02	13.21
Primary Heavy Crude Oil
Average daily production (before royalties) (bbl/d)	82,122	62,546	70,982	65,513	70,279
Netbacks ($/bbl)
Sales price (2)	25.01	17.98	42.63	42.01	31.81
Transportation	3.83	4.01	3.51	4.08	3.84
Royalties	2.27	1.26	3.61	3.61	2.69
Production expenses	18.68	17.97	15.96	17.61	17.59
Netback	0.23	(5.26)	19.55	16.71	7.69
Pelican Lake Heavy Crude Oil
Average daily production (before royalties) (bbl/d)	57,986	55,731	56,392	56,036	56,535
Netbacks ($/bbl)
Sales price (2)	27.75	20.98	42.97	43.21	33.57
Transportation	5.71	5.37	5.50	5.54	5.54
Royalties	4.17	3.03	5.89	6.89	4.97
Production expenses	6.18	6.31	5.76	5.85	6.03
Netback	11.69	6.27	25.82	24.93	17.03
Bitumen (Thermal Oil)
Average daily production (before royalties) (bbl/d)	228,303	212,807	287,978	266,179	248,971
Netbacks ($/bbl)
Sales price (2)	16.53	14.79	37.78	38.67	28.11
Transportation	4.49	4.89	3.83	4.16	4.30
Royalties	1.27	1.09	2.61	2.77	2.01
Production expenses	11.02	10.13	7.85	9.17	9.44
Netback	(0.25)	(1.32)	23.49	22.57	12.36
SCO
Average daily production (before royalties) (bbl/d) (3)	438,101	464,318	350,633	417,089	417,351
Netbacks ($/bbl)
Sales price (2)	50.88	29.11	48.92	48.56	43.98
Transportation	1.28	0.97	1.30	1.36	1.23
Royalties	0.87	0.15	0.46	0.59	0.51
Production expenses	20.76	17.74	23.81	20.20	20.46
Netback	27.97	10.25	23.35	26.41	21.78
Natural Gas
Average daily production (before royalties) (MMcf/d)	1,407	1,431	1,340	1,623	1,450
Netbacks ($/Mcf)
Sales price (2)	2.15	1.97	2.25	2.91	2.34
Transportation	0.45	0.41	0.43	0.42	0.43
Royalties	0.05	0.04	0.07	0.13	0.07
Production expenses	1.24	1.11	1.14	1.07	1.14
Netback	0.41	0.41	0.61	1.29	0.70

Canadian Natural Resources Limited	48	2020 - Annual Information Form

Principal Documents Exhibits

	2020
	Q1	Q2	Q3	Q4	Year Ended
Natural Gas Liquids
Average daily production (before royalties) (bbl/d)	39,408	40,097	37,247	45,691	40,615
Netbacks ($/bbl)
Sales price (2)	28.39	14.39	24.34	28.88	24.16
Transportation	1.92	2.01	2.17	1.89	1.99
Royalties	3.64	2.44	1.63	3.29	2.78
Production expenses	8.06	7.34	7.36	7.39	7.53
Netback	14.77	2.60	13.18	16.31	11.86
North Sea Production and Netbacks by Product (1)
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	27,755	26,627	21,220	17,057	23,142
Netbacks ($/bbl)
Sales price (2)	45.85	45.60	57.84	56.18	50.09
Transportation	1.32	1.16	1.19	1.40	1.27
Royalties	0.10	0.10	0.19	0.11	0.12
Production expenses	29.73	28.47	42.10	52.42	36.51
Netback	14.70	15.87	14.36	2.25	12.19
Natural Gas
Average daily production (before royalties) (MMcf/d)	23	15	5	4	12
Netbacks ($/MMcf)
Sales price (2)	3.75	1.42	3.44	1.41	2.74
Transportation	1.36	1.30	0.17	—	1.10
Royalties	—	—	—	—	—
Production expenses	3.45	3.18	5.38	5.29	3.72
Netback	(1.06)	(3.06)	(2.11)	(3.88)	(2.08)
Offshore Africa Production and Netbacks by Product (1)
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	15,943	17,444	17,537	17,155	17,022
Netbacks ($/bbl)
Sales price (2)	58.16	29.40	55.11	49.05	50.95
Transportation	—	—	—	—	—
Royalties	2.36	1.19	2.42	2.11	2.17
Production expenses	11.88	10.62	16.41	11.74	13.29
Netback	43.92	17.59	36.28	35.20	35.49
Natural Gas
Average daily production (before royalties) (MMcf/d)	10	16	17	17	15
Netbacks ($/Mcf)
Sales price (2)	8.94	8.75	7.32	6.64	7.77
Transportation	0.18	0.18	0.18	0.17	0.18
Royalties	0.51	0.40	0.34	0.30	0.37
Production expenses	5.56	3.46	3.03	3.07	3.58
Netback	2.69	4.71	3.77	3.10	3.64
Notes to Production History Tables
1.Netback values expressed on a per unit basis are based on sales volumes.
2.Sales price is net of blending costs and excludes risk management activities.
3.For SCO only: sales price is also net of feedstock costs; average daily production excludes SCO consumed internally as diesel; royalty expense is calculated based on bitumen royalties expensed during the period divided by the corresponding SCO sales volumes.

Canadian Natural Resources Limited	49	2020 - Annual Information Form

Principal Documents Exhibits
Selected Financial Information

($ millions, except per common share amounts)		2020	2019
Product sales (1)		$17,491	$24,394
Crude oil and NGLs		$15,579	$22,950
Natural gas		$1,478	$1,419
Net earnings		$(435)	$5,416
Per common share	– basic	$(0.37)	$4.55
	– diluted	$(0.37)	$4.54
Adjusted net earnings from operations (2)		$(756)	$3,795
Per common share	– basic	$(0.64)	$3.19
	– diluted	$(0.64)	$3.18
Cash flows from operating activities		$4,714	$8,829
Adjusted funds flow (1)		$5,200	$10,267
Per common share	– basic	$4.40	$8.62
	– diluted	$4.40	$8.61
Total assets		$75,276	$78,121
Total long-term liabilities		$37,818	$36,493
Cash flows used in investing activities		$2,819	$7,255
Net capital expenditures (3)		$3,206	$7,121
Notes to Selected Financial Information
1.Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements for the year ended December 31, 2020.
2.Adjusted net earnings (loss) from operations is a non-GAAP financial measure that the Company utilizes to evaluate its performance, as it demonstrates the Company's ability to generate after-tax operating earnings from its core business areas. Adjusted funds flow (previously referred to as "funds flow from operations") is a non-GAAP financial measure that the Company considers key to evaluate its performance as it demonstrates the Company's ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The derivation of these two non-GAAP financial measures is discussed in the "Advisory" section of this AIF. A reconciliation of these non-GAAP financial measures is provided in the "Financial and Operational Highlights" section of the Company's MD&A for the year ended December 31, 2020.
3.Net capital expenditures is a non-GAAP financial measure that the Company considers a key measure as it provides an understanding of the Company's capital spending activities in comparison to the Company's annual capital budget. A reconciliation of the non-GAAP financial measure net capital expenditures is provided in the "Net Capital Expenditures" section of the Company's MD&A for the year ended December 31, 2020.

Canadian Natural Resources Limited	50	2020 - Annual Information Form

Principal Documents Exhibits
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

	2020	2019	2018
Cash dividends declared per common share	$1.70	$1.50	$1.34
(1)On March 4, 2020, the Board of Directors approved an increase in the quarterly dividend to $0.425 per common share, beginning with the dividend payable on April 1, 2020.
(2)Subsequent to year end, on March 3, 2021, the Board of Directors approved an increase of the quarterly dividend to $0.47 per common share beginning with the dividend payable on April 5, 2021.

Canadian Natural Resources Limited	51	2020 - Annual Information Form

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

	Senior Unsecured Debt Securities	Commercial Paper	Outlook/Trend (1)
Moody’s Investors Service, Inc. (“Moody’s”)	Baa2	P-2	Stable
S&P Global Ratings (“S&P”) (2)	BBB-	A-3	Stable
DBRS Limited (“DBRS”)	BBB (high)	-	Negative
(1) Moody’s and S&P assign a rating outlook to Canadian Natural and not to individual long-term debt instruments.
(2) In 2021, S&P adjusted their industry risk for the oil and gas sector due to prospective volatility and margin pressures related to future energy transition, and the impact on potential profitability.
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
S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitments on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term, typically six months to two years. A "Negative", "Positive" or "Developing" outlook indicates a higher likelihood of a rating change during that time

Canadian Natural Resources Limited	52	2020 - Annual Information Form

Principal Documents Exhibits
period. A “Stable” outlook indicates a low likelihood of a rating change during that time period. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions, however, an outlook is not necessarily a precursor of a rating change or future CreditWatch action. S&P credit ratings on commercial paper are on a short-term debt rating scale that ranges from A-1 to D, representing the range of such securities rated from highest to lowest quality. A rating of A-2 by S&P indicates that the obligor is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in the highest rating category, but the obligor’s capacity to meet its financial commitment on these obligations is satisfactory.
DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, though may be vulnerable to future events. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)” which indicate the relative standing within such rating category. The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. The rating trend is DBRS’ opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories “Positive”, “Stable”, or “Negative”. The rating trend indicates the direction in which DBRS considers the rating may move if present circumstances continue, or in certain cases, unless challenges are addressed.
The Company has made payments to Moody’s, S&P and DBRS in connection with the assignment of ratings to our long-term and short-term debt and will make payments to Moody’s, S&P and DBRS in connection with the confirmation of such ratings from time to time. The Company has not made any other payments to the credit rating organizations in the last two years.
Market for Securities
The Company’s common shares are listed and posted for trading on the TSX and the NYSE under the symbol CNQ. Set forth below is the trading activity of the Company’s common shares on the TSX in 2020.

	2020 Monthly Historical Trading on TSX
Month	High	Low	Close	Volume Traded (Shares)
January	$42.57	$36.85	$37.22	73,798,783
February	$40.65	$32.88	$34.55	77,722,258
March	$35.15	$9.80	$19.25	311,319,576
April	$24.62	$16.55	$23.31	182,751,392
May	$27.04	$21.22	$25.15	128,035,157
June	$30.10	$22.88	$23.55	277,753,709
July	$25.64	$22.00	$23.63	93,413,018
August	$28.20	$23.71	$25.72	84,132,694
September	$26.75	$21.25	$21.34	181,188,344
October	$24.52	$19.77	$21.20	109,366,049
November	$31.93	$21.09	$29.63	142,974,320
December	$32.49	$29.25	$30.59	203,958,428
From January 1, 2020 to March 10, 2020, the Company purchased 6,970,000 common shares at a weighted average price of $38.84 per common share. The Company's share repurchase program was suspended on March 11, 2020 and the Board of Directors made the decision not to renew the Company's normal course issuer bid ("NCIB") program, which expired in May 2020.
On March 3, 2021, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of a NCIB, up to 59,278,474 common shares being approximately 5.0% of its issued and outstanding common shares as at February 28, 2021 for the purpose of repurchasing a number of common shares approximately equal to the number of options exercised throughout the year in order to minimize or eliminate dilution for shareholders.

Canadian Natural Resources Limited	53	2020 - Annual Information Form

Principal Documents Exhibits
Directors and Executive Officers
The names, municipalities of residence, offices held with the Company and principal occupations of the Directors and Executive Officers of the Company for the five preceding years, are set forth below. Further detail on the Directors and Named Executive Officers are found in the Company’s Information Circular dated March 17, 2021 incorporated herein by reference.

Name	Position Presently Held	Principal Occupation During Past 5 Years

Catherine M. Best, FCA, ICD.D Calgary, Alberta Canada	Director (1)(2) (age 67)
Corporate director. She has served continuously as a director of the Company since November 2003 and is currently serving on the board of directors of Superior Plus Corporation`and Badger Daylighting Ltd. She is also a member of the Board of the Alberta Children’s Hospital Foundation, the Calgary Foundation, The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.

M. Elizabeth Cannon, Ph.D., O.C. Calgary, Alberta Canada	Director (3)(4)(5) (age 58)
Corporate director. She is currently President Emerita at the University of Calgary, having previously served at the University of Calgary as Dean of the Schulich School of Engineering from 2006-2010, and then as President and Vice Chancellor from 2010-2018. She was appointed as a director of the Company on November 5, 2019.

N. Murray Edwards, O.C. St. Moritz, Switzerland	Executive Chair and Director (age 61)
Corporate director and investor. He has served continuously as a director of the Company since September 1988. Prior to December 2015, he was President of Edco Financial Holdings Ltd. (private management and consulting company). Currently, he is Chairman and serving on the board of directors of Ensign Energy Services Inc. and Magellan Aerospace Corporation.

Christopher L. Fong Calgary, Alberta Canada	Director (3)(5) (age 71)	Corporate director. He has served continuously as a director of the Company since November 2010. He is currently serving on the board of directors of Computer Modelling Group Ltd.
Ambassador Gordon D. Giffin Atlanta, Georgia U.S.A	Director (1)(4) (age 71)
Partner and Global Vice Chair, Dentons US LLP (law firm); prior thereto Senior Partner, McKenna Long & Aldridge LLP (law firm) from May 2001 until its merger with Dentons in 2015. He has served continuously as a director of the Company since May 2002. Currently serving on the board of directors of Canadian National Railway Company, and TransAlta Corporation.

Wilfred A. Gobert Calgary, Alberta Canada	Director (1)(2)(4) (age 73)	Independent businessman. He has served continuously as a director since November 2010. He is currently serving on the board of directors of Paramount Resources Ltd.

Canadian Natural Resources Limited	54	2020 - Annual Information Form

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Steve W. Laut Calgary, Alberta Canada	Director (5)(6) (age 63)	Officer of the Company until May 5, 2020. He has served continuously as a director of the Company since August 2006.
Tim S. McKay Calgary, Alberta Canada	President and Director (3) (age 59)	Officer of the Company. He has served continuously as a director of the Company since February 2018.
Honourable Frank J. McKenna P.C., O.C., O.N.B., Q.C. Cap Pelé, New Brunswick Canada	Director (2)(4) (age 73)	Deputy Chair, TD Bank Group (bank). He has served continuously as a director of the Company since August 2006. Currently serving on the board of directors of Brookfield Asset Management Inc.
David A. Tuer Calgary, Alberta Canada	Director (1)(5) (age 71)
Corporate Director. Prior thereto, Chairman, Optiom Inc. (private insurance company) since 2015; prior thereto, from 2010 to 2015, the Vice-Chairman and Chief Executive Officer of Teine Energy Ltd. (private oil and gas exploration company) and served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd., the predecessor to Teine Energy Ltd. from 2008 to 2010. He has served continuously as a director of the Company since May 2002.

Annette M. Verschuren, O.C. Toronto, Ontario Canada	Director (2)(3) (age 64)
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

Troy J.P. Andersen Calgary, Alberta Canada	Senior Vice-President, Canadian Conventional Field Operations (age 42)	Officer of the Company.
Bryan C. Bradley Calgary, Alberta Canada	Senior Vice-President, Marketing (age 55)	Officer of the Company.
Trevor J. Cassidy Calgary, Alberta Canada	Senior Vice-President, Thermal (age 47)	Officer of the Company.

Canadian Natural Resources Limited	55	2020 - Annual Information Form

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Darren M. Fichter Calgary, Alberta Canada	Chief Operating Officer, Exploration and Production (age 50)	Officer of the Company.
Allan E. Frankiw Calgary, Alberta Canada	Senior Vice-President, Production (age 64)	Officer of the Company.
Jay E. Froc Calgary, Alberta Canada	Senior Vice-President, Oil Sands Mining and Upgrading (age 55)	Officer of the Company.
Ronald K. Laing Calgary, Alberta Canada	Senior Vice-President, Corporate Development and Land (age 51)	Officer of the Company.
Pamela A. McIntyre Calgary, Alberta Canada	Senior Vice-President, Safety, Risk Management and Innovation (age 58)	Officer of the Company.
Paul M. Mendes Calgary, Alberta Canada	Vice-President, Legal, General Counsel and Corporate Secretary (age 55)	Officer of the Company.
William R. Peterson Calgary, Alberta Canada	Senior Vice-President, Development Operations (age 54)	Officer of the Company.
Kendall W. Stagg Calgary, Alberta Canada	Senior Vice-President, Exploration (age 59)	Officer of the Company.
Mark A. Stainthorpe Calgary, Alberta Canada	Chief Financial Officer and Senior Vice-President, Finance (age 43)
Officer of the Company since March 2018. Prior thereto Manager, Investor Relations until May 2015, Manager, Treasury from May 2015 to February 2016, Director, Treasury and Investor Relations from March 2016 to March 2018, and most recently Vice-President, Finance - Capital Markets from March 2018 to March 2019.

Canadian Natural Resources Limited	56	2020 - Annual Information Form

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Scott G. Stauth Calgary, Alberta Canada	Chief Operating Officer, Oil Sands (age 55)	Officer of the Company.
Betty Yee Calgary, Alberta Canada	Vice-President, Land (age 56)	Officer of the Company.
Robin S. Zabek Calgary, Alberta Canada	Senior Vice-President, Exploitation (age 49)	Officer of the Company.
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Health, Safety, Asset Integrity and Environmental Committee.
(4)Member of the Nominating, Governance and Risk Committee.
(5)Member of the Reserves Committee.
(6)Mr. Steve W. Laut retired from the Company as Executive Vice-Chairman on May 5, 2020 and stood for re-election to the Board of Directors at the 2020 Annual Meeting.
All directors stand for election at each Annual Meeting of the Company's Shareholders. All of the current directors were elected to the Board at the last Annual Meeting of the Company's Shareholders held on May 7, 2020.
As at December 31, 2020, the directors and executive officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, in the aggregate, approximately 28 million common shares (approximately 2%) of the total outstanding common shares of 1,184 million (approximately 3% after the exercise of options held by them pursuant to the Company’s stock option plan).
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

Canadian Natural Resources Limited	57	2020 - Annual Information Form

Principal Documents Exhibits
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
From time to time, the Company is the subject of litigation arising out of the Company's normal course of operations. Damages claimed under such litigation may be material and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself in such litigation. There are currently no legal proceedings to which the Company is or was a party, or that any of its property is or was the subject of, which would be expected to have a material impact on the Company's financial condition and the Company is not aware of any such legal proceedings that are contemplated.
During the year ended December 31, 2020, there were no penalties or sanctions imposed against the Company by a court of competent jurisdiction or other regulatory body relating to securities legislation or by a securities regulatory authority and the Company has not entered into any settlement agreements before a court of competent jurisdiction or other regulatory body relating to securities legislation or with a securities regulatory authority.
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
INTERESTS OF EXPERTS
The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated March 3, 2021 in respect of the Company’s consolidated financial statements as at December 31, 2020 and December 31, 2019 and for each of the three years in the period ended December 31, 2020 and the Company’s internal control over financial reporting as at December 31, 2020. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct with Guidance of the Chartered Professional Accountants of Alberta and the rules of the US Securities and Exchange Commission.
Based on information provided by the relevant persons or companies, there are beneficial interests, direct or indirect, in less than 1% of the Company’s securities or property or securities or property of our associates or affiliates held by Sproule Associates Limited, Sproule International Limited or GLJ Ltd., or any partners, employees or consultants of such independent reserves evaluators who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.
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

Canadian Natural Resources Limited	58	2020 - Annual Information Form

Principal Documents Exhibits
Ms. C. M. Best is a chartered accountant with over 20 years’ experience as a staff member and partner of an international public accounting firm. During her tenure, she was responsible for direct oversight and supervision of a large staff of auditors conducting audits of the financial reporting of significant publicly traded entities, many of which were oil and gas companies. This oversight and supervision required Ms. C. M. Best to maintain a current understanding of generally accepted accounting principles, and be able to assess their application in each of her clients. It also required an understanding of internal controls and financial reporting processes and procedures. Ms. C. M. Best, who is chair of the Audit Committee, qualifies as an “audit committee financial expert” under the rules issued by the SEC pursuant to the requirements of the Sarbane-Oxley Act of 2002.
Ambassador G. D. Giffin’s education and experience relevant to the performance of his responsibilities as an audit committee member is derived from a law practice of over thirty years, involving complex accounting and audit-related issues associated with complicated commercial transactions and disputes. He has developed extensive practical experience and an understanding of internal controls and procedures for financial reporting from his service on audit committees for several publicly traded issuers and the continued pursuit of extensive professional reading and study on related subjects.
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
Auditor Service Fees
The Audit Committee of the Board of Directors in 2020 approved specified audit and non-audit services to be performed by PricewaterhouseCoopers LLP (“PwC”). The services provided include: (i) the annual audit of the Company's consolidated financial statements and internal controls over financial reporting, reviews of the Company's quarterly unaudited consolidated financial statements, audits of certain of the Company's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings as set out in "Audit fees" in the table below; (ii) audit related services including pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters as set out in "Tax fees" in the table below; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library as set out in "All other fees" in the table below.

Auditor service (000’s)	2020	2019
Audit fees	$2,207	$2,580
Audit related fees	412	536
Tax fees	258	426
All other fees	12	32
Total	$2,889	$3,574
The Charter of the Audit Committee of the Company is attached as Schedule “C” to this AIF.

Canadian Natural Resources Limited	59	2020 - Annual Information Form

Principal Documents Exhibits
ADDITIONAL INFORMATION
Additional information relating to the Company can be found on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.
Additional information including Directors' and Executive Officers' remuneration and indebtedness, Director nominees standing for re-election, principal holders of the Company's securities, options to purchase the Company's securities and interest of insiders in material transactions is contained in the Company's Notice of Annual Meeting and Information Circular dated March 17, 2021 in connection with the Annual Meeting of Shareholders of Canadian Natural to be held on May 6, 2021 which information is incorporated herein by reference. Additional financial information and discussion of the affairs of the Company and the business environment in which the Company operates is provided in the Company's MD&A, comparative Consolidated Financial Statements and Supplementary Oil & Gas Information for the most recently completed fiscal year ended December 31, 2020 respectively, as set forth in the 2020 Annual Report to the Shareholders, which information is incorporated herein by reference.
For additional copies of this AIF, please contact:
Corporate Secretary of the Corporation at:
2100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8

Canadian Natural Resources Limited	60	2020 - Annual Information Form

Principal Documents Exhibits
SCHEDULE “A”
FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
Report on Reserves Data
To the Board of Directors of Canadian Natural Resources Limited (the “Company”):
1.We have evaluated and reviewed the Company’s North America, United Kingdom and Offshore Africa petroleum and natural gas reserves data as at December 31, 2020. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2020, estimated using forecast prices and costs.
2.The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation and review.
3.We carried out our evaluation and review in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).
4.Those standards require that we plan and perform an evaluation and review to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation and review also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to total proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and reviewed for the year ended December 31, 2020, and identifies the respective portions thereof that we have evaluated and reviewed and reported on to the Company’s management and board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
			Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	December 31, 2020	Canada and USA	—	36,568	2,925	39,493
Sproule International Limited	December 31, 2020	United Kingdom and Offshore Africa	—	5,348	—	5,348
Total			—	41,916	2,925	44,841
6.In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.
7.We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports as of December 31, 2020.
8.Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Canadian Natural Resources Limited	61	2020 - Annual Information Form

Principal Documents Exhibits
Executed as to our report referred to above:

Sproule Associates Limited Calgary, Alberta, Canada, March 3, 2021	Sproule International Limited Calgary, Alberta, Canada, March 3, 2021
Original Signed By SIGNED "GARY R. FINNIS" "Professional Stamp" Gary R. Finnis, P.Eng. Senior Manager, Engineering	Original Signed By SIGNED "MEGHAN KLEIN" "Professional Stamp" Meghan Klein, P.Eng. Senior Manager, Engineering
Original Signed By SIGNED "STEVEN GOLKO" Membership: 80169 Steven Golko, P.Eng. Senior Vice President, Consulting Services	Original Signed By SIGNED "SCOTT W. PENNELL" Membership: 94501 Scott W. Pennell, P.Eng. Chief Operating Officer
Original Signed By SIGNED "ALEXEY ROMANOV" Membership: 112313 Alexey Romanov, Ph.D., P.Geo Senior Geoscientist	Original Signed By SIGNED "ALEC KOVALTCHOUK" Membership: 72150 Alec Kovaltchouk, P.Geo. Vice President, Geoscience

Canadian Natural Resources Limited	62	2020 - Annual Information Form

Principal Documents Exhibits

FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
Report on Reserves Data
To the Board of Directors of Canadian Natural Resources Limited (the “Company”):
1.We have evaluated the Company’s Canadian Oil Sands Mining and Upgrading reserves data as at December 31, 2020. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2020, estimated using forecast prices and costs.
2.The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).
4.Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to total proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2020, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management and board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
			Audited	Evaluated	Reviewed	Total
GLJ Ltd.	December 31, 2020	Canada	—	53,186	—	53,186
Total			—	53,186	—	53,186
6.In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.
7.We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.
8.Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Canadian Natural Resources Limited	63	2020 - Annual Information Form

Principal Documents Exhibits
Executed as to our report referred to above.

GLJ Ltd. Calgary, Alberta, Canada, March 3, 2021
Original Signed By SIGNED "TIM R. FREEBORN" Tim R. Freeborn, P.Eng. CFO & Vice President Mineable Oil Sands and Shales

Canadian Natural Resources Limited	64	2020 - Annual Information Form

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
The Reserves Committee of the Board of Directors of the Company has:
(a)reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;
(b)met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
(c)reviewed the reserves data with management and the independent qualified reserves evaluators.
The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:
(a)the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and
(c)the content and filing of this report.

Canadian Natural Resources Limited	65	2020 - Annual Information Form

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

Original Signed By

SIGNED "DAVID A. TUER"
David A. Tuer
Independent Director and Chair of the Reserves Committee

Original Signed By

SIGNED "CATHERINE M. BEST"
Catherine M. Best
Independent Director and Chair of the Audit Committee

Dated this 3rd day of March, 2021

Canadian Natural Resources Limited	66	2020 - Annual Information Form

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
1.ensure that the Corporation’s management implemented an effective system of internal controls over financial reporting;
2.monitor and oversee the integrity of the Corporation’s financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;
3.select and recommend for appointment by the shareholders, the Corporation’s independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation by the Corporation’s independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors;
4.monitor the independence, qualifications and performance of the Corporation’s independent auditors and oversee the audit and review of the Corporation’s financial statements;
5.monitor the performance of the Corporation's internal audit function, internal control of financial reporting programs, Sarbanes-Oxley Compliance program as well as the cybersecurity measures implemented in response to the Corporation's assessment of Cyber risk;
6.establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation’s employees, regarding accounting, internal controls or auditing matters; and
7.provide an avenue of communication among the independent auditors, management, the internal auditing function and the Board.
II Audit Committee Composition, Procedures and Organization
1.The Audit Committee shall consist of at least three (3) directors as determined by the Board, each of whom shall be independent, non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. Audit Committee members shall meet the independence and experience requirements of the regulatory bodies to which the Corporation is subject to. All members of the Audit Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements at the time of their appointment to the Audit Committee. At least one member of the Audit Committee shall have accounting or related financial management expertise and qualify as a “financial expert” or similar designation in accordance with the requirements of the regulatory bodies to which the Corporation may be subject to.
2.The Board at its organizational meeting held in conjunction with each annual general meeting of the shareholders shall appoint the members of the Audit Committee for the ensuing year. The Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy in the Audit Committee.
3.The Board shall appoint a member of the Audit Committee as chair of the Audit Committee. If an Audit Committee Chair is not designated by the Board, or is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate a chair by majority vote of the Audit Committee membership.
4.The Secretary or the Assistant Secretary of the Corporation shall be secretary of the Audit Committee unless the Audit Committee appoints a secretary of the Audit Committee.
5.The quorum for meetings shall be one half (or where one half of the members of the Audit Committee is not a whole number, the whole number which is closest to and less than one half) of the members of the Audit Committee subject to a minimum of two members of the Audit Committee present in person or by telephone or other telecommunications device that permits all persons participating in the meeting to speak and to hear each other.
6.Meetings of the Audit Committee shall be conducted as follows:
(a)the Audit Committee shall meet at least four (4) times annually at such times and at such locations as may be requested by the Chair of the Audit Committee;

Canadian Natural Resources Limited	67	2020 - Annual Information Form

Principal Documents Exhibits
(b)the Audit Committee shall meet privately in executive sessions at each meeting with management, the manager of internal auditing, the independent auditors, and as a committee to discuss any matters that the Audit Committee or each of these groups believe should be discussed.
7.The independent auditors and internal auditors shall have a direct line of communication to the Audit Committee through its chair and may bypass management if deemed necessary. Any employee may bring before the Audit Committee directly and may bypass management if deemed necessary any matter involving questionable, illegal or improper financial practices or transactions.
III Audit Committee Duties and Responsibilities
1.The overall duties and responsibilities of the Audit Committee shall be as follows:
(a)to assist the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls and its approval of the Corporation’s annual and quarterly consolidated financial statements;
(b)to establish and maintain a direct line of communication with the Corporation’s internal auditors and independent auditors and assess their performance;
(c)to ensure that the management of the Corporation has implemented and is maintaining an effective system of internal controls over financial reporting;
(d)to report regularly to the Board on the fulfillment of its duties and responsibilities; and,
(e)to review annually the Audit Committee Charter and recommend any changes to the Nominating, Governance and Risk Committee for approval by the Board.
2.The duties and responsibilities of the Audit Committee as they relate to the independent auditors shall be as follows:
(a)to select and recommend to the Board of Directors for appointment by the shareholders, the Corporation’s independent auditors, review the independence and monitor the performance of the independent auditors and approve any discharge of auditors when circumstances warrant;
(b)to approve the fees and other significant compensation to be paid to the independent auditors, scope and timing of the audit and other related services rendered by the independent auditors;
(c)to review and discuss with management and the independent auditors prior to the annual audit the independent auditor’s annual audit plan, including scope, staffing, locations and reliance upon management and internal audit department and oversee the audit of the Corporation’s financial statements;
(d)to pre-approve all proposed non-audit services to be provided by the independent auditors except those non-audit services prohibited by legislation;
(e)on an annual basis, obtain and review a report by the independent auditors describing (i) the independent auditor’s internal quality control procedures; (ii) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; and, (iii) any steps taken to address any such issues arising from the review, inquiry or investigation, and, receive a written statement from the independent auditors outlining all significant relationships they have with the Corporation that could impair the auditor’s independence. The Corporation’s independent auditors may not be engaged to perform prohibited activities under the Sarbanes-Oxley Act of 2002 or the rules of the Public Company Accounting Oversight Board or other regulatory bodies, which the Corporation is governed by;
(f)to review and discuss with the independent auditors, upon completion of their audit and prior to the filing or releasing annual financial statements:
(i)contents of their report, including:
A.all critical accounting policies and practices used;
B.all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such treatments and the treatment preferred by the independent auditor;
C.other material written communications between the independent auditor and management;
(ii)scope and quality of the audit work performed;
(iii)adequacy of the Corporation’s financial and auditing personnel;
(iv)cooperation received from the Corporation’s personnel during the audit;
(v)internal resources used;
(vi)significant transactions outside of the normal business of the Corporation;

Canadian Natural Resources Limited	68	2020 - Annual Information Form

Principal Documents Exhibits
(vii)significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;
(viii)the non-audit services provided by the independent auditors; and,
(ix)consider the independent auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles and critical accounting estimates as applied in its financial reporting.
(g)to review and approve a report to shareholders as required, to be included in the Corporation’s Information Circular and Proxy Statement, disclosing any non-audit services approved by the Audit Committee.
(h)to review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditor of the Corporation.
3.The duties and responsibilities of the Audit Committee as they relate to the internal auditors shall be as follows:
(a)to review the budget, internal audit function with respect to the organization structure, staffing, effectiveness and qualifications of the Corporation’s internal audit department;
(b)to review the internal audit plan; and
(c)to review significant internal audit findings and recommendations together with management’s response and follow-up thereto.
4.The duties and responsibilities of the Audit Committee as they relate to the internal control procedures of the Corporation shall be as follows:
(a)to review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting (including financial reporting) and the management of risk related thereto;
(b)to review any unresolved issues between management and the independent auditors that could affect the financial reporting or internal controls of the Corporation; and
(c)to periodically review the extent to which recommendations made by the internal audit staff or by the independent auditors have been implemented.
5.Other duties and responsibilities of the Audit Committee shall be as follows:
(a)to review and discuss with management, the internal audit group and the independent auditors, the Corporation’s unaudited quarterly consolidated financial statements and related Management Discussion & Analysis including the impact of unusual items and changes in accounting principles and estimates, the earnings press releases before disclosure to the public and report to the Board with respect thereto;
(b)to review and discuss with management, the internal audit group and the independent auditors, the Corporation’s audited annual consolidated financial statements and related Management Discussion & Analysis including the impact of unusual items and changes in accounting principles and estimates, the earnings press releases before disclosure to the public and report to the Board with respect thereto;
(c)to ensure adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the quarterly and annual earnings press releases, and periodically assess the adequacy of those procedures;
(d)to review management’s report on the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents and consider recommendations for any material change to such policies;
(e)to review with management, the independent auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;
(f)to review and consider management's assessment and report on the Corporation's cyber risk and cybersecurity measures implemented by the Corporation in response to those risks;
(g)to establish procedures for:
(i)the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and
(ii)the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
(h)to co-ordinate meetings with the Reserves Committee of the Corporation, the Corporation’s senior engineering management, independent evaluating engineers and auditors as required and consider such further inquiries as are necessary to approve the consolidated financial statements;

Canadian Natural Resources Limited	69	2020 - Annual Information Form

Principal Documents Exhibits
(i)to develop a calendar of activities to be undertaken by the Audit Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders;
(j)to perform any other activities consistent with this Charter, the Corporation’s By-laws and governing law, as the Audit Committee or the Board deems necessary or appropriate; and,
(k)to maintain minutes of meetings and to report on a regular basis to the Board on significant results of the foregoing activities.
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

Canadian Natural Resources Limited	70	2020 - Annual Information Form

Principal Documents Exhibits

Canadian Natural Resources Limited
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Consolidated Financial Statements

Canadian Natural Resources Limited	1	2020 - Consolidated Financial Statements

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
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has been engaged, as approved by a vote of the shareholders at the Company’s most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:
•the Company’s consolidated financial statements as at and for the year ended December 31, 2020; and
•the effectiveness of the Company’s internal control over financial reporting as at December 31, 2020.
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

SIGNED "TIM S. MCKAY"	SIGNED "MARK STAINTHORPE"	SIGNED "CHRIS GRAYSTON"
TIM S. MCKAY	MARK STAINTHORPE, CFA	CHRIS GRAYSTON, CA
President	Chief Financial Officer and Senior Vice-President, Finance	Vice-President, Finance and Principal Accounting Officer

Calgary, Alberta, Canada
March 3, 2021

Canadian Natural Resources Limited	2	2020 - Consolidated Financial Statements

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
Based on the assessment, management has concluded that the Company’s internal control over financial reporting is effective as at December 31, 2020. Management recognizes that all internal control systems have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has provided an opinion on the Company’s internal control over financial reporting as at December 31, 2020, as stated in their accompanying Report of Independent Registered Public Accounting Firm.

SIGNED "TIM S. MCKAY"	SIGNED "MARK STAINTHORPE"
TIM S. MCKAY	MARK STAINTHORPE, CFA
President	Chief Financial Officer and Senior Vice-President, Finance

Calgary, Alberta, Canada
March 3, 2021

Canadian Natural Resources Limited	3	2020 - Consolidated Financial Statements

Principal Documents Exhibits
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Canadian Natural Resources Limited
Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Canadian Natural Resources Limited and its subsidiaries (together, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.
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

Canadian Natural Resources Limited	4	2020 - Consolidated Financial Statements

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

The impact of crude oil and natural gas reserves on property, plant and equipment assets in the North America Exploration and Production segment
As described in Notes 1, 4 and 7 to the Company’s consolidated financial statements, the property, plant and equipment (“PP&E”) balances in the North America Exploration and Production segment was $24.4 billion as at December 31, 2020. Depletion, depreciation and amortization (“DD&A”) expense for the North America Exploration and Production segment was $3.7 billion for the year ended December 31, 2020. In accordance with the Company’s accounting policies, crude oil and natural gas properties in the North America Exploration and Production segment, excluding major components, are depleted using the unit-of-production method based on proved reserves. PP&E assets are grouped for recoverability assessment purposes into cash generating units (“CGU”) and a CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. The assessment of a CGU’s recoverability requires the use of estimates and assumptions, including information on future commodity prices, expected production volumes, quantity of crude oil and natural gas reserves, asset retirement obligations, future development and operating costs, after-tax discount rates and income taxes. Estimates of the Company’s crude oil and natural gas reserves are based on engineering data, estimated future prices and production costs, expected future rates of production and the timing and amount of future development expenditures, all of which are subject to many uncertainties, interpretations and judgments. Management utilizes third party specialists, specifically independent qualified reserve evaluators, to evaluate, review and report to the Company’s management and Board of Directors on its estimates of crude oil and natural gas reserves. These estimates are utilized for both the determination of the recoverable amounts of PP&E and the calculation of DD&A expense.
The principal considerations for our determination that performing procedures relating to the impact of crude oil and natural gas reserves on PP&E assets in the North America Exploration and Production segment is a critical audit matter are that there was a significant amount of judgment required by management, including the use of specialists, when developing the estimates, specifically related to the estimates of crude oil and natural gas reserves and the recoverable amount of the PP&E assets in the North America Exploration and Production segment. This led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating evidence obtained related to the significant assumptions used in developing the estimates, including estimates of expected future rates of production, future commodity pricing and future development and operating costs.

Canadian Natural Resources Limited	5	2020 - Consolidated Financial Statements

Principal Documents Exhibits

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls in the North America Exploration and Production segment relating to management’s estimates of the Company’s crude oil and natural gas reserves, management’s assessment of PP&E recoverability and the calculation of DD&A expense. These procedures also included, among others, testing management’s process for determining the recoverable amount of PP&E and DD&A expense for the North America Exploration and Production segment. Testing management’s process for determining these estimates included (i) evaluating the appropriateness of the methods used by management in making these estimates; (ii) testing the completeness, accuracy and relevance of underlying data used in management’s analysis in developing these estimates; (iii) evaluating the significant assumptions used in developing the underlying estimates, including assumptions of expected future rates of production, future commodity pricing and future development and operating costs; and (iv) testing the unit-of-production rates used to calculate DD&A expense. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimates of crude oil and natural gas reserves used to determine DD&A expense and the recoverable amount of PP&E for the North America Exploration and Production segment. As a basis for using this work, the specialists’ qualifications were understood, and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of data used by the specialists and an evaluation of the specialists’ findings. Evaluating the significant assumptions used by management’s specialists also involved evaluating whether the assumptions used were reasonable considering the past performance of the Company, consistency with industry pricing forecasts and whether they were consistent with evidence obtained in other areas of the audit.

SIGNED "PricewaterhouseCoopers LLP"
Chartered Professional Accountants

Calgary, Canada
March 3, 2021

We have served as the Company's auditor since 1973.

Canadian Natural Resources Limited	6	2020 - Consolidated Financial Statements

Principal Documents Exhibits
Consolidated Balance Sheets

As at December 31	Note	2020	2019
(millions of Canadian dollars)
ASSETS
Current assets
Cash and cash equivalents		$184	$139
Accounts receivable		2,190	2,465
Current income taxes receivable		309	13
Inventory	5	1,060	1,152
Prepaids and other		231	174
Investments	9	305	490
Current portion of other long-term assets	10	82	54
		4,361	4,487
Exploration and evaluation assets	6	2,436	2,579
Property, plant and equipment	7	65,752	68,043
Lease assets	8	1,645	1,789
Other long-term assets	10	1,082	1,223
		$75,276	$78,121

LIABILITIES
Current liabilities
Accounts payable		$667	$816
Accrued liabilities		2,346	2,611
Current portion of long-term debt	11	1,343	2,391
Current portion of other long-term liabilities	8,12	722	819
		5,078	6,637
Long-term debt	11	20,110	18,591
Other long-term liabilities	8,12	7,564	7,363
Deferred income taxes	13	10,144	10,539
		42,896	43,130
SHAREHOLDERS’ EQUITY
Share capital	14	9,606	9,533
Retained earnings		22,766	25,424
Accumulated other comprehensive income	15	8	34
		32,380	34,991
		$75,276	$78,121
Commitments and contingencies (note 20).
Approved by the Board of Directors on March 3, 2021

SIGNED "CATHERINE M. BEST"	SIGNED "N. MURRAY EDWARDS"
CATHERINE M. BEST	N. MURRAY EDWARDS
Chair of the Audit Committee	Executive Chairman of the Board
and Director	of Directors and Director

Canadian Natural Resources Limited	7	2020 - Consolidated Financial Statements

Principal Documents Exhibits
Consolidated Statements of Earnings (Loss)

For the years ended December 31
(millions of Canadian dollars, except per common share amounts)	Note	2020	2019	2018
Product sales	22	$17,491	$24,394	$22,282
Less: royalties		(598)	(1,523)	(1,255)
Revenue		16,893	22,871	21,027
Expenses
Production		6,280	6,277	6,464
Transportation, blending and feedstock		4,498	4,699	4,189
Depletion, depreciation and amortization	7,8	6,046	5,546	5,161
Administration		391	344	325
Share-based compensation	12	(82)	223	(146)
Asset retirement obligation accretion	12	205	190	186
Interest and other financing expense	18	756	836	739
Risk management activities	19	(7)	77	(134)
Foreign exchange (gain) loss		(275)	(570)	827
Gain on acquisition, disposition and revaluation	6,7	(217)	—	(452)
Loss from investments	9,10	171	293	346
		17,766	17,915	17,505
Earnings (loss) before taxes		(873)	4,956	3,522
Current income tax (recovery) expense	13	(257)	434	374
Deferred income tax (recovery) expense	13	(181)	(894)	557
Net earnings (loss)		$(435)	$5,416	$2,591
Net earnings (loss) per common share
Basic	17	$(0.37)	$4.55	$2.13
Diluted	17	$(0.37)	$4.54	$2.12
Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31
(millions of Canadian dollars)	2020	2019	2018
Net earnings (loss)	$(435)	$5,416	$2,591
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income, net of taxes of $2 million (2019 – $13 million, 2018 – $nil)	13	99	5
Reclassification to net earnings (loss), net of taxes of $2 million (2019 – $5 million, 2018 – $6 million)	(15)	(41)	(39)
	(2)	58	(34)
Foreign currency translation adjustment
Translation of net investment	(24)	(146)	224
Other comprehensive income (loss), net of taxes	(26)	(88)	190
Comprehensive income (loss)	$(461)	$5,328	$2,781

Canadian Natural Resources Limited	8	2020 - Consolidated Financial Statements

Principal Documents Exhibits
Consolidated Statements of Changes in Equity

For the years ended December 31
(millions of Canadian dollars)	Note	2020	2019	2018
Share capital	14
Balance – beginning of year		$9,533	$9,323	$9,109
Issued upon exercise of stock options		108	360	332
Previously recognized liability on stock options exercised for common shares		21	53	120
Purchase of common shares under Normal Course Issuer Bid		(56)	(203)	(238)
Balance – end of year		9,606	9,533	9,323
Retained earnings
Balance – beginning of year		25,424	22,529	22,612
Net earnings (loss)		(435)	5,416	2,591
Dividends on common shares	14	(2,008)	(1,783)	(1,630)
Purchase of common shares under Normal Course Issuer Bid	14	(215)	(738)	(1,044)
Balance – end of year		22,766	25,424	22,529
Accumulated other comprehensive income (loss)	15
Balance – beginning of year		34	122	(68)
Other comprehensive income (loss), net of taxes		(26)	(88)	190
Balance – end of year		8	34	122
Shareholders’ equity		$32,380	$34,991	$31,974

Canadian Natural Resources Limited	9	2020 - Consolidated Financial Statements

Principal Documents Exhibits
Consolidated Statements of Cash Flows

For the years ended December 31
(millions of Canadian dollars)	Note	2020	2019	2018
Operating activities
Net earnings (loss)		$(435)	$5,416	$2,591
Non-cash items
Depletion, depreciation and amortization		6,046	5,546	5,161
Share-based compensation		(82)	223	(146)
Asset retirement obligation accretion		205	190	186
Unrealized risk management (gain) loss		(39)	13	(35)
Unrealized foreign exchange (gain) loss		(116)	(548)	706
Realized foreign exchange gain on settlement of cross currency swaps		(166)	—	—
Realized foreign exchange loss on repayment of US dollar debt securities		—	—	146
Gain on acquisition, disposition and revaluation		(217)	—	(452)
Loss from investments		185	321	374
Deferred income tax (recovery) expense		(181)	(894)	557
Other		(71)	(109)	(23)
Abandonment expenditures		(249)	(296)	(290)
Net change in non-cash working capital	21	(166)	(1,033)	1,346
Cash flows from operating activities		4,714	8,829	10,121
Financing activities
Issue (repayment) of bank credit facilities and commercial paper, net	11,21	338	2,025	(1,595)
Repayment of medium-term notes	11,21	(1,100)	(1,000)	—
Issue (repayment) of US dollar debt securities	11,21	1,481	—	(1,236)
Settlement of Painted Pony long-term debt	7	(397)	—	—
Proceeds on settlement of cross currency swaps		166	—	—
Payment of lease liabilities	8	(225)	(237)	—
Issue of common shares on exercise of stock options		108	360	332
Dividends on common shares		(1,950)	(1,743)	(1,562)
Purchase of common shares under Normal Course Issuer Bid		(271)	(941)	(1,282)
Cash flows used in financing activities		(1,850)	(1,536)	(5,343)
Investing activities
Net expenditures on exploration and evaluation assets	6,21	(5)	(73)	(266)
Net expenditures on property, plant and equipment	7,22	(2,555)	(3,535)	(4,175)
Acquisition of Devon assets (1)	7	—	(3,412)	—
Repayment of NWRP subordinated debt advances	10	124	—	—
Investment in other long-term assets		—	—	(28)
Net change in non-cash working capital	21	(383)	(235)	(345)
Cash flows used in investing activities		(2,819)	(7,255)	(4,814)
Increase (decrease) in cash and cash equivalents		45	38	(36)
Cash and cash equivalents – beginning of year		139	101	137
Cash and cash equivalents – end of year		$184	$139	$101
Interest paid on long-term debt, net		$745	$865	$911
Income taxes (received) paid		$(29)	$445	$(225)
(1)The acquisition of assets from Devon Canada Corporation ("Devon") in 2019 includes net working capital and other long-term assets of $195 million (note 7).

Canadian Natural Resources Limited	10	2020 - Consolidated Financial Statements

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
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in Athabasca Oil Sands Project ("AOSP").
Within Western Canada, in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
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

Canadian Natural Resources Limited	11	2020 - Consolidated Financial Statements

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

Canadian Natural Resources Limited	12	2020 - Consolidated Financial Statements

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

Canadian Natural Resources Limited	13	2020 - Consolidated Financial Statements

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
On January 1, 2019 the Company adopted IFRS 16 "Leases" and as permitted in the transition requirements of the standard, the Company continues to account for leases for the year ended December 31, 2018 in accordance with the Company's previous accounting policy for leases as follows:
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

Canadian Natural Resources Limited	14	2020 - Consolidated Financial Statements

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

Canadian Natural Resources Limited	15	2020 - Consolidated Financial Statements

Principal Documents Exhibits
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
(P) SHARE-BASED COMPENSATION
The Company’s Stock Option Plan (the "Option Plan") provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The liability for awards granted to employees is initially measured based on the grant date fair value of the awards and the number of awards expected to vest. The awards are remeasured each reporting period for subsequent changes in the fair value of the liability. Fair value is determined using the Black-Scholes valuation model under a graded vesting method. Expected volatility is estimated based on historic results. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares under the Option Plan, consideration paid by the employee and any previously recognized liability associated with the stock options are recorded as share capital.
The Performance Share Unit ("PSU") plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met. PSUs vest three years from original grant date. The liability for PSUs is initially measured in reference to the Company's stock price and the number of awards expected to vest and is remeasured at each reporting period for changes in the fair value of the liability.
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

Canadian Natural Resources Limited	16	2020 - Consolidated Financial Statements

Principal Documents Exhibits
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
The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on certain long-term debt instruments. The interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. Changes in the fair value of interest rate swap contracts designated as fair value hedges and corresponding changes in the fair value of the hedged long-term debt are recognized in interest expense in net earnings. Changes in the fair value of non-designated interest rate swap contracts are recognized in risk management activities in net earnings.
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

Canadian Natural Resources Limited	17	2020 - Consolidated Financial Statements

Principal Documents Exhibits
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
(S) GOVERNMENT GRANTS
The Company receives or is eligible for government grants, including those introduced in response to the impact of the novel coronavirus ("COVID-19"). Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. Grants that are intended to compensate for expenses incurred are classified as other income.
(T) COMPREHENSIVE INCOME (LOSS)
Comprehensive income (loss) is comprised of the Company’s net earnings and other comprehensive income (loss). Other comprehensive income (loss) includes the effective portion of changes in the fair value of derivative financial instruments designated as cash flow hedges and foreign currency translation gains and losses arising from the net investment in foreign operations that do not have a Canadian dollar functional currency. Other comprehensive income is shown net of related income taxes.
(U) PER COMMON SHARE AMOUNTS
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
(V) SHARE CAPITAL
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
(W) DIVIDENDS
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
In October 2018, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS Standards. Materiality is used in making judgements related to the preparation of financial statements. The Company prospectively adopted the amendments on January 1, 2020.

Canadian Natural Resources Limited	18	2020 - Consolidated Financial Statements

Principal Documents Exhibits
3. Accounting Standards Issued But Not Yet Applied
In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company is assessing the impact of these amendments on its consolidated financial statements.
In May 2020, the IASB issued amendments to IAS 16 “Property, Plant and Equipment” to require proceeds received from selling items produced while the entity is preparing the asset for its intended use to be recognized in net earnings, rather than as a reduction in the cost of the asset. The amendments are effective January 1, 2022 with early adoption permitted. The Company is assessing the impact of these amendments on its consolidated financial statements.
In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2) in response to the Financial Stability Board’s mandated reforms to InterBank Offered Rates (“IBORs”), with financial regulators proposing that they be replaced by a number of new local currency denominated alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021 and are to be applied retrospectively, with early adoption permitted. The Company is assessing the impact of IBOR reform and the IASB amendments and does not expect that these amendments will have a significant impact on the Company's consolidated financial statements.
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

Canadian Natural Resources Limited	19	2020 - Consolidated Financial Statements

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
(H) IMPAIRMENT OF ASSETS
The recoverable amount of a CGU or an individual asset has been determined as the higher of the CGUs' or the assets' fair value less costs of disposal and its value in use. These calculations require the use of estimates and assumptions and are subject to change as new information becomes available, including information on future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and operating costs, after-tax discount rates (currently ranging from 10% to 12%), and income taxes. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGUs.
(I) LEASES
Purchase, extension and termination options are included in certain of the Company's leases to provide operational flexibility. To measure the lease liability, the Company uses judgement to assess the likelihood of exercising these options. These assessments are reviewed when significant events or circumstances indicate that the likelihood of exercising these options may have changed. The Company also uses estimates to determine its incremental borrowing costs if the interest rate implicit in the lease is not readily determinable.
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
(K) IMPACT OF COVID-19
For the year ended December 31, 2020, COVID-19 had an impact on the global economy, including the oil and gas industry. Business conditions in 2020 reflected the market uncertainty associated with COVID-19. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions and judgements in the preparation of the consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Actual results may differ from estimated amounts, and those differences may be material.

Canadian Natural Resources Limited	20	2020 - Consolidated Financial Statements

Principal Documents Exhibits
5. Inventory

	2020	2019
Product inventory	$390	$468
Materials and supplies	670	684
	$1,060	$1,152
The Company recorded a write-down of its product inventory of $nil from cost to net realizable value as at December 31, 2020 (2019 – $4 million).
6. Exploration and Evaluation Assets

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2018	$2,348	$—	$37	$252	$2,637
Additions	38	—	33	—	71
Acquisition of Devon assets (note 7)	91	—	—	—	91
Transfers to property, plant and equipment	(219)	—	—	—	(219)
Foreign exchange adjustments	—	—	(1)	—	(1)
At December 31, 2019	2,258	—	69	252	2,579
Additions/Acquisitions	40	—	15	—	55
Transfers to property, plant and equipment	(194)	—	—	—	(194)
Derecognitions and other	(3)	—	—	—	(3)
Foreign exchange adjustments	—	—	(1)	—	(1)
At December 31, 2020	$2,101	$—	$83	$252	$2,436
On October 6, 2020, the Company completed the acquisition of all of the issued and outstanding shares of Painted Pony Energy Ltd. for cash consideration of $111 million, including $15 million of exploration and evaluation assets (note 7).
During 2019, the Company completed the acquisition of substantially all of the assets of Devon including thermal in situ and heavy crude oil assets, for total cash purchase consideration of $3,412 million, including $91 million of exploration and evaluation assets (note 7).
During 2018, in the North America Exploration and Production segment, the Company acquired Laricina Energy Ltd., including exploration and evaluation assets of $118 million and property, plant and equipment of $44 million. In addition, the Company acquired cash of $24 million and deferred income tax assets of $168 million and assumed net working capital liabilities of $18 million, asset retirement obligations of $17 million, and notes payable of $48 million. Total purchase consideration was $46 million, resulting in a pre-tax gain of $225 million on the acquisition, representing the excess of the fair value of the net assets acquired compared to total purchase consideration. The Company settled the notes payable immediately following the completion of the acquisition. The transaction was accounted for using the acquisition method of accounting.
During 2018, the Company also completed two additional farm-out agreements in the Offshore Africa segment to dispose of a combined 30% interest in its exploration right in South Africa, comprised of exploration and evaluation assets of $89 million, including a recovery of $14 million of past incurred costs for net proceeds of $105 million (US$79 million), resulting in a pre-tax gain of $16 million ($12 million after tax). The Company retains a 20% working interest in the exploration right following the completion of these farm-out agreements. Under the terms of the various agreements, in the event of a commercial crude oil or natural gas discovery on the exploration right and conversion to a production right, additional cash payments would be made to the Company.

Canadian Natural Resources Limited	21	2020 - Consolidated Financial Statements

Principal Documents Exhibits
7. Property, Plant and Equipment

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2018	$67,007	$7,321	$5,471	$43,147	$441	$435	$123,822
Additions	2,613	349	233	2,154	10	34	5,393
Acquisition of Devon assets	3,325	—	—	—	—	—	3,325
Transfers from E&E assets	219	—	—	—	—	—	219
Derecognitions (1)	(537)	—	(1,515)	(285)	—	(3)	(2,340)
Foreign exchange adjustments and other	—	(374)	(256)	—	—	—	(630)
At December 31, 2019	72,627	7,296	3,933	45,016	451	466	129,789
Additions/Acquisitions	1,789	104	94	1,328	6	19	3,340
Transfers from E&E assets	194	—	—	—	—	—	194
Derecognitions	(521)	(3)	—	(634)	—	—	(1,158)
Disposals	(92)	—	—	—	—	—	(92)
Foreign exchange adjustments and other	—	(114)	(64)	—	—	—	(178)
At December 31, 2020	$73,997	$7,283	$3,963	$45,710	$457	$485	$131,895

Accumulated depletion and depreciation
At December 31, 2018	$43,881	$5,735	$4,203	$4,981	$138	$325	$59,263
Expense	3,215	256	214	1,564	15	23	5,287
Derecognitions (1)	(537)	—	(1,515)	(285)	—	(3)	(2,340)
Foreign exchange adjustments and other	18	(279)	(190)	(13)	—	—	(464)
At December 31, 2019	46,577	5,712	2,712	6,247	153	345	61,746
Expense	3,676	247	161	1,668	15	25	5,792
Derecognitions	(521)	(3)	—	(634)	—	—	(1,158)
Disposals	(63)	—	—	—	—	—	(63)
Foreign exchange adjustments and other	(28)	(103)	(51)	8	—	—	(174)
At December 31, 2020	$49,641	$5,853	$2,822	$7,289	$168	$370	$66,143

Net book value
- at December 31, 2020	$24,356	$1,430	$1,141	$38,421	$289	$115	$65,752
- at December 31, 2019	$26,050	$1,584	$1,221	$38,769	$298	$121	$68,043
(1)Following demobilization of the FPSO at the Olowi field, Gabon in 2019, the Company derecognized property, plant and equipment and associated accumulated depletion and depreciation of $1,515 million.
As at December 31, 2020, the Company assessed the recoverability of its property, plant and equipment and its exploration and evaluation assets, and determined the carrying amounts of all of its cash generating units to be recoverable.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. During 2020, pre-tax interest of $24 million (2019 – $53 million; 2018 – $69 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.5% (2019 – 4.0%; 2018 – 3.9%).

Canadian Natural Resources Limited	22	2020 - Consolidated Financial Statements

Principal Documents Exhibits
As at December 31, 2020, the Company recognized certain project costs, not subject to depletion and depreciation, of $117 million in the Oil Sands Mining and Upgrading segment (2019 – $115 million in the Oil Sands Mining and Upgrading segment).
Acquisitions in the current and comparative years have been accounted for as business combinations using the acquisition method of accounting. Gains reported on the acquisitions represent the excess of the fair value of the net assets acquired compared to total purchase consideration.
ACQUISITION OF PAINTED PONY ENERGY LTD. ("PAINTED PONY")
On October 6, 2020, the Company completed the acquisition of all the issued and outstanding shares of Painted Pony for total cash consideration of $111 million. Painted Pony is involved in the exploration for and development of natural gas and natural gas liquids in Northeast British Columbia.
The allocation of the purchase price was based on management's best estimates of the fair value of the assets acquired and liabilities assumed as of the acquisition date. The below amounts are estimates, and may be subject to change based on the receipt of new information.
The following provides a summary of the net assets acquired relating to the acquisition:

Property, plant and equipment	$750
Exploration and evaluation assets	15
Other long-term assets	204
Long-term debt	(397)
Asset retirement obligations	(13)
Other long-term liabilities	(442)
Deferred tax asset	211
Net assets acquired	328
Less: cash consideration	111
Gain on acquisition (1)	$217
(1) Gain on acquisition of $217 million represents the excess of the fair value of the net assets acquired compared with the total purchase consideration.
In connection with the acquisition the Company assumed certain product transportation and processing commitments (note 20).
ACQUISITION OF THERMAL IN SITU AND PRIMARY HEAVY CRUDE OIL ASSETS
On June 27, 2019, the Company completed the acquisition of substantially all of the assets of Devon including thermal in situ and heavy crude oil assets, for total cash purchase consideration of $3,412 million.
In connection with the acquisition, the Company arranged a $3,250 million committed term facility (note 11) and assumed certain product transportation commitments (note 20).
The following provides a summary of the net assets acquired relating to the acquisition:

Property, plant and equipment	$3,325
Exploration and evaluation assets	91
Inventory, prepaids and other long-term assets	195
Accrued liabilities	(21)
Asset retirement obligations	(178)
Net assets acquired	$3,412
As a result of the acquisition, during the year ended December 31, 2019, revenue increased by approximately $1,540 million to $22,871 million and revenue, less production and transportation, blending and feedstock expenses increased by approximately $590 million to $11,895 million.

Canadian Natural Resources Limited	23	2020 - Consolidated Financial Statements

Principal Documents Exhibits
OTHER ACQUISITIONS AND DERECOGNITIONS
During 2019, the Company acquired a number of producing crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $80 million (2018 – $170 million) and assumed associated asset retirement obligations of $20 million (2018 – $13 million). No net deferred income tax liabilities were recognized (2018 – $nil) and no pre-tax gains were recognized on these net transactions (2018 – pre-tax gain of $47 million).
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
8. Leases
LEASE ASSETS

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At January 1, 2019 (1)	$823	$332	$252	$132	$1,539
Additions	452	43	12	20	527
Depreciation	(106)	(54)	(72)	(27)	(259)
Derecognitions	—	(6)	—	—	(6)
Foreign exchange adjustments and other	(3)	2	(10)	(1)	(12)
At December 31, 2019	$1,166	$317	$182	$124	$1,789
Additions (2)	17	121	7	3	148
Depreciation	(124)	(53)	(51)	(26)	(254)
Derecognitions	(20)	(5)	(10)	—	(35)
Foreign exchange adjustments and other	(1)	(1)	—	(1)	(3)
At December 31, 2020	$1,038	$379	$128	$100	$1,645
(1) The Company adopted IFRS 16 "Leases" on January 1, 2019 using the modified retrospective approach.
(2) The acquisition of Painted Pony in 2020 included lease assets of $93 million (note 7).
LEASE ASSETS, BY SEGMENT
As at December 31, 2020 and 2019, the Company had the following lease assets by segment:

	2020	2019
Exploration and Production
North America	$345	$300
North Sea	7	38
Offshore Africa	126	154
Oil Sands Mining and Upgrading	1,080	1,191
Head office	87	106
	$1,645	$1,789

Canadian Natural Resources Limited	24	2020 - Consolidated Financial Statements

Principal Documents Exhibits
LEASE LIABILITIES
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at December 31, 2020 and 2019 were as follows:

	2020	2019
Lease liabilities	$1,690	$1,809
Less: current portion	189	233
	$1,501	$1,576
In addition to the lease assets disclosed above, on an ongoing basis the Company enters into short-term leases related to its Exploration and Production and Oil Sands Mining and Upgrading activities.
Other amounts included in net earnings and cash flows during 2020 and 2019 are provided below:

	2020	2019
Expenses relating to short-term leases (1)	$409	$448
Interest expense on lease liabilities	$67	$70
Variable lease payments not included in the measurement of lease liabilities	$85	$118
Total cash outflows for leases (2)	$983	$1,178
(1)During 2020, the Company capitalized $197 million (2019 - $305 million) of short-term leases as additions to property, plant and equipment.
(2)Comprised of cash outflows relating to lease liabilities, short-term leases, and variable lease payments.

Canadian Natural Resources Limited	25	2020 - Consolidated Financial Statements

Principal Documents Exhibits
9. Investments
As at December 31, 2020 and 2019, the Company had the following investments:

	2020	2019
Investment in PrairieSky Royalty Ltd.	$228	$345
Investment in Inter Pipeline Ltd.	77	145
	$305	$490
INVESTMENT IN PRAIRIESKY ROYALTY LTD.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2020 the market price per common share was $10.09 (December 31, 2019 – $15.23). As at December 31, 2020, the Company’s investment in PrairieSky was classified as a current asset. PrairieSky is in the business of acquiring and managing oil and gas royalty income assets through indirect third-party oil and gas development.
The loss from the investment in PrairieSky was comprised as follows:

	2020	2019	2018
Fair value loss from PrairieSky	$117	$55	$326
Dividend income from PrairieSky	(9)	(17)	(17)
	$108	$38	$309
INVESTMENT IN INTER PIPELINE LTD.
The Company's investment of 6.4 million common shares of Inter Pipeline Ltd. ("Inter Pipeline") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2020 the market price per common share was $11.87 (December 31, 2019 – $22.54). As at December 31, 2020, the Company's investment in Inter Pipeline was classified as a current asset. Inter Pipeline is in the business of oil sands transportation, natural gas liquids processing and conventional oil pipelines in Canada and bulk liquid storage in Europe.
The loss (gain) from the investment in Inter Pipeline was comprised as follows:

	2020	2019	2018
Fair value loss (gain) from Inter Pipeline	$68	$(21)	$43
Dividend income from Inter Pipeline	(5)	(11)	(11)
	$63	$(32)	$32
On February 22, 2021, Brookfield Infrastructure Partners L.P. commenced a formal offer to purchase all issued and outstanding Inter Pipeline common shares for $16.50 per common share. The offer is open for acceptance until Monday, June 7, 2021.

Canadian Natural Resources Limited	26	2020 - Consolidated Financial Statements

Principal Documents Exhibits
10. Other Long-Term Assets

	2020	2019
North West Redwater Partnership	$555	$652
Prepaid cost of service toll	162	130
Risk management (note 19)	136	290
Long-term inventory	121	121
Other (1)	190	84
	1,164	1,277
Less: current portion	82	54
	$1,082	$1,223
(1)The acquisition of Painted Pony in 2020 included physical sales contracts valued at $111 million (note 7).
INVESTMENT IN NORTH WEST REDWATER PARTNERSHIP
The Company has a 50% equity investment in and has made subordinated debt advances of $555 million to NWRP (2019 - $652 million), including accrued interest. The subordinated debt is repayable over 10 years commencing July 2021, and bears interest at prime plus 6%. During the year ended December 31, 2020, $124 million of the subordinated debt was repaid to the Company. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that targets to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission, an agent of the Government of Alberta, under a 30-year fee-for-service tolling agreement.
On June 1, 2020, the refinery achieved the Commercial Operation Date ("COD"), pursuant to the terms of the tolling agreement. The Company is unconditionally obligated to pay its 25% pro rata share of the debt tolls over the 30-year tolling period (note 20). Subsequent to COD, sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment.
NWRP has a secured $3,500 million syndicated credit facility, of which $2,000 million is revolving and matures in June 2021 and the remaining $1,500 million is fully drawn on a non-revolving basis. In 2019, NWRP extended the $1,500 million non-revolving facility, previously scheduled to mature in February 2020, to February 2021. Subsequent to December 31, 2020, NWRP extended the $1,500 million non-revolving facility to June 2021. As at December 31, 2020, NWRP had borrowings of $2,866 million under the syndicated credit facility, which was classified as current (December 31, 2019 - $2,715 million classified as long-term).
The unrecognized share of the equity loss from NWRP for 2020 was $94 million (December 31, 2019 - recognized equity loss of $287 million and unrecognized equity loss of $59 million; December 31, 2018 - recognized equity loss of $5 million). As at December 31, 2020, the cumulative unrecognized share of equity losses from NWRP was $153 million (December 31, 2019 – $59 million).
The assets, liabilities, partners’ equity, product sales and equity loss related to NWRP and the Company’s 50% interest at December 31, 2020 and 2019 were comprised as follows:

	2020 (1)		2019 (2)
	NWRP 100% interest	Company 50% interest	NWRP 100% interest	Company 50% interest
Current assets	$230	$115	$248	$124
Non-current assets	$11,098	$5,549	$11,328	$5,664
Current liabilities	$3,146	$1,573	$384	$192
Non-current liabilities	$8,488	$4,244	$11,310	$5,655
Partners’ equity	$(306)	$(153)	$(118)	$(59)

Revenue (3)	$1,348	$674	$1,736	$868
Net loss	$188	$94	$692	$346
(1)In 2020, included in the net loss is the impact of depreciation and amortization expense at 100% interest of $214 million (50% interest - $107 million) and interest and other financing expense at 100% interest of $420 million (50% interest - $210 million).
(2)In 2019, included in the net loss is the impact of depreciation and amortization expense at 100% interest of $152 million (50% interest - $76 million) and interest and other financing expense at 100% interest of $398 million (50% interest - $199 million).
(3)Included in NWRP's revenue for the period subsequent to COD in 2020, is $174 million paid by the Company for its 25% share of the refining toll.

Canadian Natural Resources Limited	27	2020 - Consolidated Financial Statements

Principal Documents Exhibits
11. Long-Term Debt

	2020	2019
Canadian dollar denominated debt, unsecured
Bank credit facilities	$1,614	$1,688
Medium-term notes
2.05% debentures due June 1, 2020	—	900
2.89% debentures due August 14, 2020	—	1,000
3.31% debentures due February 11, 2022	1,000	1,000
1.45% debentures due November 16, 2023	500	—
3.55% debentures due June 3, 2024	500	500
3.42% debentures due December 1, 2026	600	600
2.50% debentures due January 17, 2028	300	—
4.85% debentures due May 30, 2047	300	300
	4,814	5,988
US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2020 – US$3,953 million; December 31, 2019 – US$3,745 million)	5,041	4,855
Commercial paper (December 31, 2020 – US$426 million; December 31, 2019 – US$254 million)	544	329
US dollar debt securities
3.45% due November 15, 2021 (US$500 million)	638	648
2.95% due January 15, 2023 (US$1,000 million)	1,276	1,296
3.80% due April 15, 2024 (US$500 million)	638	648
3.90% due February 1, 2025 (US$600 million)	765	778
2.05% due July 15, 2025 (US$600 million)	765	—
3.85% due June 1, 2027 (US$1,250 million)	1,595	1,621
2.95% due July 15, 2030 (US$500 million)	638	—
7.20% due January 15, 2032 (US$400 million)	510	519
6.45% due June 30, 2033 (US$350 million)	446	454
5.85% due February 1, 2035 (US$350 million)	446	454
6.50% due February 15, 2037 (US$450 million)	574	583
6.25% due March 15, 2038 (US$1,100 million)	1,403	1,426
6.75% due February 1, 2039 (US$400 million)	510	519
4.95% due June 1, 2047 (US$750 million)	957	972
	16,746	15,102
Long-term debt before transaction costs and original issue discounts, net	21,560	21,090
Less: original issue discounts, net (1)	18	17
transaction costs (1) (2)	89	91
	21,453	20,982
Less: current portion of commercial paper	544	329
current portion of other long-term debt (1) (2)	799	2,062
	$20,110	$18,591
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Canadian Natural Resources Limited	28	2020 - Consolidated Financial Statements

Principal Documents Exhibits
BANK CREDIT FACILITIES AND COMMERCIAL PAPER
As at December 31, 2020, the Company had undrawn revolving bank credit facilities of $4,958 million. Additionally, the Company had in place fully drawn term credit facilities of $6,738 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit. At December 31, 2020, the Company had $544 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
•a $100 million demand credit facility;
•a $1,000 million non-revolving term credit facility maturing February 2022;
•a $2,425 million revolving syndicated credit facility maturing June 2022;
•a $3,088 million non-revolving term credit facility maturing June 2022;
•a $2,650 million non-revolving term credit facility maturing February 2023;
•a $2,425 million revolving syndicated credit facility maturing June 2023; and
•a £5 million demand credit facility related to the Company’s North Sea operations.
Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at December 31, 2020, the non-revolving term credit facilities were fully drawn.
During 2020, the $750 million non-revolving term credit facility, originally due February 2021, was extended to February 2022 and increased to $1,000 million. Subsequent to December 31, 2020, the facility was extended to February 2023.
During 2019, the Company fully repaid and cancelled the $1,800 million non-revolving term credit facility scheduled to mature in May 2020. In addition, the $2,200 million non-revolving term credit facility, originally due October 2020, was extended to February 2023 and increased to $2,650 million.
During 2019, the Company entered into a $3,250 million non-revolving term credit facility to finance the acquisition of assets from Devon (note 7). During 2020, the Company repaid $162.5 million related to the required annual amortization, reducing the facility balance to $3,088 million. Subsequent to December 31, 2020, the Company repaid a further $362.5 million on the facility, reducing the outstanding balance to $2,725 million, and satisfying the required annual amortization of $162.5 million originally due in June 2021. The facility matures in June 2022.
During 2019, the Company extended the $2,425 million revolving syndicated credit facility, of which $330 million was originally due June 2019 and $2,095 million was originally due June 2021, to 2023. The revolving credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.
During 2019, the Company reduced the £15 million demand credit facility related to the Company's North Sea operations, to £5 million.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2020 was 1.1% (December 31, 2019 – 2.5%), and on total long-term debt outstanding for the year ended December 31, 2020 was 3.5% (December 31, 2019 – 4.0%).
As at December 31, 2020, letters of credit and guarantees aggregating to $489 million were outstanding (December 31, 2019 - $468 million).

Canadian Natural Resources Limited	29	2020 - Consolidated Financial Statements

Principal Documents Exhibits
MEDIUM-TERM NOTES
During 2020, the Company issued $500 million of 1.45% medium-term notes due November 2023 and $300 million of 2.50% medium-term notes due January 2028.
After issuing these securities, the Company had $2,200 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During 2020, the Company repaid $1,000 million of 2.89% medium term notes and $900 million of 2.05% medium term notes.
During 2019, the Company repaid $500 million of 2.60% medium-term notes and $500 million of 3.05% medium-term notes.
US DOLLAR DEBT SECURITIES
During 2020, the Company issued US$600 million of 2.05% notes due July 2025 and US$500 million of 2.95% notes due July 2030.
After issuing these securities, the Company had US$1,900 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
SCHEDULED DEBT REPAYMENTS
Scheduled debt repayments are as follows:

Year	Repayment
2021	$1,343
2022	$4,887
2023	$4,383
2024	$1,138
2025	$1,530
Thereafter	$8,279

Canadian Natural Resources Limited	30	2020 - Consolidated Financial Statements

Principal Documents Exhibits
12. Other Long-Term Liabilities

	2020	2019
Asset retirement obligations	$5,861	$5,771
Lease liabilities (note 8) (1)	1,690	1,809
Share-based compensation	160	297
Risk management (note 19)	160	112
Deferred purchase consideration (2)	72	95
Other (3)	343	98
	8,286	8,182
Less: current portion	722	819
	$7,564	$7,363
(1)The acquisition of Painted Pony in 2020 included lease liabilities of $93 million (note 7).
(2)Relates to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million over the next three years.
(3)The acquisition of Painted Pony in 2020 included product transportation and processing obligations valued at $268 million (note 7).
ASSET RETIREMENT OBLIGATIONS
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 3.7% (2019 – 3.8%; 2018 – 5.0%) and inflation rates of up to 2% (December 31, 2019 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	2020	2019	2018
Balance – beginning of year	$5,771	$3,886	$4,327
Liabilities incurred	5	15	19
Liabilities acquired, net	13	198	6
Liabilities settled	(249)	(296)	(290)
Asset retirement obligation accretion	205	190	186
Revision of cost and timing estimates	(134)	412	(111)
Change in discount rates	253	1,412	(334)
Foreign exchange adjustments	(3)	(46)	83
Balance – end of year	5,861	5,771	3,886
Less: current portion	184	208	186
	$5,677	$5,563	$3,700
Segmented Asset Retirement Obligations

	2020	2019
Exploration and Production
North America	$2,899	$2,792
North Sea	787	816
Offshore Africa	174	161
Oil Sands Mining and Upgrading	1,999	2,000
Midstream and Refining	2	2
	$5,861	$5,771

Canadian Natural Resources Limited	31	2020 - Consolidated Financial Statements

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

	2020	2019	2018
Balance – beginning of year	$297	$124	$414
Share-based compensation (recovery) expense	(82)	223	(146)
Cash payment for stock options surrendered and PSUs vested	(39)	(2)	(5)
Transferred to common shares	(21)	(53)	(120)
Charged to (recovered from) Oil Sands Mining and Upgrading, net	5	5	(19)
Balance – end of year	160	297	124
Less: current portion	119	227	92
	$41	$70	$32
Included within share-based compensation liability as at December 31, 2020 was $49 million (2019 – $62 million; 2018 – $13 million) related to PSUs granted to certain executive employees.
The fair value of stock options outstanding was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2020	2019	2018
Fair value	$3.47	$7.88	$3.33
Share price	$30.59	$42.00	$32.94
Expected volatility	39.8%	26.7%	27.4%
Expected dividend yield	5.6%	3.6%	4.1%
Risk free interest rate	0.3%	1.7%	1.9%
Expected forfeiture rate	4.3%	4.3%	4.2%
Expected stock option life (1)	4.3 years	4.4 years	4.4 years
(1)At original time of grant.
The intrinsic value of vested stock options at December 31, 2020 was $11 million (2019 – $75 million; 2018 – $27 million).

Canadian Natural Resources Limited	32	2020 - Consolidated Financial Statements

Principal Documents Exhibits
13. Income Taxes
The provision for income tax was as follows:

(Recovery) expense	2020	2019	2018
Current corporate income tax – North America	$(245)	$354	$312
Current corporate income tax – North Sea	(4)	112	28
Current corporate income tax – Offshore Africa	17	44	54
Current PRT (1) – North Sea	(31)	(89)	(29)
Other taxes	6	13	9
Current income tax	(257)	434	374
Deferred corporate income tax	(181)	(895)	540
Deferred PRT (1) – North Sea	—	1	17
Deferred income tax	(181)	(894)	557
Income tax	$(438)	$(460)	$931
(1)Petroleum Revenue Tax.
The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the difference are as follows:

	2020	2019	2018
Canadian statutory income tax rate	24.1%	26.5%	27.0%
Income tax provision at statutory rate	$(211)	$1,313	$951
Effect on income taxes of:
UK PRT and other taxes	(25)	(76)	(3)
Impact of deductible UK PRT and other taxes on corporate income tax	11	32	3
Foreign and domestic tax rate differentials	(52)	(48)	6
Non-taxable portion of capital (gains) losses	(10)	(65)	142
Stock options exercised for common shares	(25)	47	(41)
Income tax rate and other legislative changes	—	(1,618)	—
Non-taxable gain on corporate acquisitions	(52)	—	(119)
Revisions arising from prior year tax filings	(62)	(41)	(136)
Change in unrecognized capital loss carryforward asset	(10)	(65)	142
Other	(2)	61	(14)
Income tax	$(438)	$(460)	$931

Canadian Natural Resources Limited	33	2020 - Consolidated Financial Statements

Principal Documents Exhibits
The following table summarizes the temporary differences that give rise to the net deferred income tax liability:

	2020	2019
Deferred income tax liabilities
Property, plant and equipment and exploration and evaluation assets	$11,922	$12,074
Lease assets	380	412
Unrealized risk management activities	—	27
Investments	14	36
Investment in North West Redwater Partnership	767	593
Other	8	52
	13,091	13,194
Deferred income tax assets
Asset retirement obligations	(1,495)	(1,488)
Lease liabilities	(388)	(416)
Share-based compensation	(12)	(16)
Loss carryforwards	(1,032)	(685)
Unrealized foreign exchange loss on long-term debt	(20)	(49)
Deferred PRT	—	(1)
	(2,947)	(2,655)
Net deferred income tax liability	$10,144	$10,539
Movements in deferred tax assets and liabilities recognized in net earnings during the year were as follows:

	2020	2019	2018
Property, plant and equipment and exploration and evaluation assets	$(158)	$(775)	$281
Lease assets	(11)	414	—
Unrealized foreign exchange loss (gain) on long-term debt	29	55	(75)
Unrealized risk management activities	(8)	(14)	18
Asset retirement obligations	(13)	(317)	175
Lease liabilities	6	(418)	—
Share-based compensation	4	(11)	(5)
Loss carryforwards	(182)	170	(61)
Investments	(22)	(10)	(50)
Investment in North West Redwater Partnership	174	179	162
Deferred PRT	—	1	17
PRT deduction for corporate income tax	—	—	(7)
Other	—	(168)	102
	$(181)	$(894)	$557

Canadian Natural Resources Limited	34	2020 - Consolidated Financial Statements

Principal Documents Exhibits
The following table summarizes the movements of the net deferred income tax liability during the year:

	2020	2019	2018
Balance – beginning of year	$10,539	$11,451	$10,975
Deferred income tax (recovery) expense	(181)	(894)	557
Deferred income tax expense (recovery) included in other comprehensive income	—	8	(6)
Foreign exchange adjustments	(3)	(26)	41
Business combinations (note 6,7)	(211)	—	(116)
Balance – end of year	$10,144	$10,539	$11,451
Current income taxes recognized in each operating segment will vary depending upon available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.
During 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. As a result of this corporate income tax rate reduction, the Company's deferred corporate income tax liability decreased by $1,618 million for the years ended December 31, 2019. During 2020, the Government of Alberta substantively enacted legislation to accelerate this reduction, lowering the corporate tax rate from 10% to 8%, effective July 1, 2020. This acceleration did not have a significant impact on the Company's deferred corporate income tax liability at December 31, 2020.
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

Canadian Natural Resources Limited	35	2020 - Consolidated Financial Statements

Principal Documents Exhibits
14. Share Capital
AUTHORIZED
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	2020		2019
Issued Common shares	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Balance – beginning of year	1,186,857	$9,533	1,201,886	$9,323
Issued upon exercise of stock options	3,979	108	10,871	360
Previously recognized liability on stock options exercised for common shares	—	21	—	53
Purchase of common shares under Normal Course Issuer Bid	(6,970)	(56)	(25,900)	(203)
Balance – end of year	1,183,866	$9,606	1,186,857	$9,533
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
On March 3, 2021, the Board of Directors declared a quarterly dividend of $0.47 per common share, an increase from the previous quarterly dividend of $0.425 per common share, beginning with the dividend payable on April 5, 2021. On March 4, 2020, the Board of Directors declared a quarterly dividend of $0.425 per common share, an increase from the previous quarterly dividend of $0.375 per common share. On March 6, 2019, the Board of Directors declared a quarterly dividend of $0.375 per common share, an increase from the previous quarterly dividend of $0.335 per common share. On February 28, 2018, the Board of Directors declared a quarterly dividend of $0.335 per common share.
NORMAL COURSE ISSUER BID
On May 21, 2019, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 59,729,706 common shares, over a 12-month period commencing May 23, 2019 and ending May 22, 2020. The Company did not renew its Normal Course Issuer bid after its expiry in May 2020.
For the year ended December 31, 2020, the Company purchased 6,970,000 common shares at a weighted average price of $38.84 per common share for a total cost of $271 million. Retained earnings were reduced by $215 million, representing the excess of the purchase price of common shares over their average carrying value.
On March 3, 2021, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of a Normal Course Issuer Bid, up to 5.0% of its issued and outstanding common shares for the purpose of repurchasing a number of common shares approximately equal to the number of options exercised throughout the year in order to eliminate dilution for shareholders. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.

Canadian Natural Resources Limited	36	2020 - Consolidated Financial Statements

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

The following table summarizes information relating to stock options outstanding at December 31, 2020 and 2019:

	2020		2019
	Stock options (thousands)	Weighted average exercise price	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	47,646	$38.04	46,685	$37.92
Granted	12,032	$32.89	16,314	$34.84
Exercised for common shares	(3,979)	$27.24	(10,871)	$33.16
Surrendered for cash settlement	(757)	$29.34	(1,003)	$34.52
Forfeited	(6,286)	$39.65	(3,479)	$37.65
Outstanding – end of year	48,656	$37.53	47,646	$38.04
Exercisable – end of year	17,970	$39.59	17,057	$38.74
The range of exercise prices of stock options outstanding and exercisable at December 31, 2020 was as follows:

			Stock options outstanding			Stock options exercisable
Range of exercise prices			Stock options outstanding (thousands)	Weighted average remaining term (years)	Weighted average exercise price	Stock options exercisable (thousands)	Weighted average exercise price
$20.76	-	$24.99	3,829	3.86	$21.12	944	$21.64
$25.00	-	$29.99	1,975	1.81	$28.48	1,362	$28.85
$30.00	-	$34.99	4,177	4.23	$32.37	378	$32.40
$35.00	-	$39.99	22,495	3.44	$37.49	4,721	$37.42
$40.00	-	$44.99	12,935	1.53	$43.57	8,884	$43.54
$45.00	-	$46.74	3,245	2.40	$45.21	1,681	$45.18
			48,656	2.90	$37.53	17,970	$39.59

Canadian Natural Resources Limited	37	2020 - Consolidated Financial Statements

Principal Documents Exhibits
15. Accumulated Other Comprehensive Income
The components of accumulated other comprehensive income, net of taxes, were as follows:

	2020	2019
Derivative financial instruments designated as cash flow hedges	$69	$71
Foreign currency translation adjustment	(61)	(37)
	$8	$34
16. Capital Disclosures
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2020, the ratio was within the target range at 40%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	2020	2019
Long-term debt, net (1)	$21,269	$20,843
Total shareholders’ equity	$32,380	$34,991
Debt to book capitalization	40%	37%
(1)Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At December 31, 2020, the Company was in compliance with this covenant.
17. Net Earnings Per Common Share

		2020	2019	2018
Weighted average common shares outstanding – basic (thousands of shares)		1,181,768	1,190,977	1,218,798
Effect of dilutive stock options (thousands of shares)		—	2,129	4,960
Weighted average common shares outstanding – diluted (thousands of shares)		1,181,768	1,193,106	1,223,758
Net earnings (loss)		$(435)	$5,416	$2,591
Net earnings (loss) per common share	– basic	$(0.37)	$4.55	$2.13
	– diluted	$(0.37)	$4.54	$2.12
In 2020, the Company excluded 44,117,000 potentially anti-dilutive stock options from the calculation of diluted earnings per common share (year ended December 31, 2019 – 36,834,000; 2018 – 23,458,000).

Canadian Natural Resources Limited	38	2020 - Consolidated Financial Statements

Principal Documents Exhibits
18. Interest and Other Financing Expense

	2020	2019	2018
Interest and other financing expense:
Long-term debt	$785	$895	$867
Lease liabilities (1)	67	70	—
Less: amounts capitalized on qualifying assets	(24)	(53)	(69)
Total interest and other financing expense	828	912	798
Total interest income	(72)	(76)	(59)
Net interest and other financing expense	$756	$836	$739
(1) The Company adopted IFRS 16 "Leases" on January 1, 2019 using the modified retrospective approach.
19. Financial Instruments
The carrying amounts of the Company’s financial instruments by category were as follows:

	2020
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,190	$—	$—	$—	$2,190
Investments	—	305	—	—	305
Other long-term assets	555	—	136	—	691
Accounts payable	—	—	—	(667)	(667)
Accrued liabilities	—	—	—	(2,346)	(2,346)
Other long-term liabilities (1)	—	(52)	(108)	(1,762)	(1,922)
Long-term debt (2)	—	—	—	(21,453)	(21,453)
	$2,745	$253	$28	$(26,228)	$(23,202)

	2019
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,465	$—	$—	$—	$2,465
Investments	—	490	—	—	490
Other long-term assets	652	—	290	—	942
Accounts payable	—	—	—	(816)	(816)
Accrued liabilities	—	—	—	(2,611)	(2,611)
Other long-term liabilities (1)	—	(21)	(91)	(1,904)	(2,016)
Long-term debt (2)	—	—	—	(20,982)	(20,982)
	$3,117	$469	$199	$(26,313)	$(22,528)
(1)Includes $1,690 million of lease liabilities (December 31, 2019 – $1,809 million) and $72 million of deferred purchase consideration payable over the next three years (December 31, 2019 – $95 million).
(2)Includes the current portion of long-term debt.

Canadian Natural Resources Limited	39	2020 - Consolidated Financial Statements

Principal Documents Exhibits
The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	2020
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$305	$305	$—	$—
Other long-term assets	$691	$—	$136	$555
Other long-term liabilities	$(232)	$—	$(160)	$(72)
Fixed rate long-term debt (6) (7)	$(14,254)	$(16,598)	$—	$—

	2019
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$490	$490	$—	$—
Other long-term assets	$942	$—	$290	$652
Other long-term liabilities	$(207)	$—	$(112)	$(95)
Fixed rate long-term debt (6) (7)	$(14,110)	$(15,938)	$—	$—
(1)Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and purchase consideration payable).
(2)There were no transfers between Level 1, 2 and 3 financial instruments.
(3)The fair values of the investments are based on quoted market prices.
(4)The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.
(5)The fair value of NWRP subordinated debt is based on the present value of future cash receipts.
(6)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(7)Includes the current portion of fixed rate long-term debt.
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

Asset (liability)	2020	2019
Derivatives held for trading
Natural gas fixed price swaps	$(5)	$(3)
Natural gas basis swaps	(40)	(8)
Foreign currency forward contracts	(7)	(10)
Cash flow hedges
Foreign currency forward contracts	(108)	(91)
Cross currency swaps	136	290
	$(24)	$178

Included within:
Current portion of other long-term assets	$5	$8
Current portion of other long-term liabilities	(131)	(112)
Other long-term assets	131	282
Other long-term liabilities	(29)	—
	$(24)	$178

Canadian Natural Resources Limited	40	2020 - Consolidated Financial Statements

Principal Documents Exhibits
During 2020, the Company recognized a loss of $1 million (2019 – gain of $3 million, 2018 – gain of $2 million) related to ineffectiveness arising from cash flow hedges.
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
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	2020	2019
Balance – beginning of year	$178	$356
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1)	(32)	(13)
Foreign exchange	(168)	(231)
Other comprehensive income (loss)	(2)	66
Balance – end of year	(24)	178
Less: current portion	(126)	(104)
	$102	$282
(1) Includes the fair value movement of commodity financial instruments included in the acquisition of Painted Pony in 2020 (note 7).
Net (gain) loss from risk management activities for the years ended December 31 were as follows:

	2020	2019	2018
Net realized risk management loss (gain)	$32	$64	$(99)
Net unrealized risk management (gain) loss	(39)	13	(35)
	$(7)	$77	$(134)

Canadian Natural Resources Limited	41	2020 - Consolidated Financial Statements

Principal Documents Exhibits
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
At December 31, 2020, the Company had the following derivative financial instruments outstanding. All of these instruments were assumed in the acquisition of Painted Pony in 2020:

	Remaining term			Weighted average volume	Weighted average price	Index
Natural Gas
Fixed price swap	Jan 2021	-	Dec 2021	37,337 GJ/d	$2.03/GJ	AECO
	Jan 2021	-	Dec 2021	31,178 MMBtu/d	US$2.46/MMBtu	DAWN
	Jan 2021	-	Dec 2021	20,808 MMBtu/d	US$2.54/MMBtu	NYMEX
	Jan 2021	-	Dec 2021	17,466 MMBtu/d	US$2.70/MMBtu	SUMAS

Differential swap	Jan 2021	-	Aug 2021	20,000 GJ/d	$0.29/GJ	AECO-STN 2

Basis swap	Jan 2021	-	Dec 2023	53,333 MMBtu/d	US$1.23/MMBtu	AECO
	Jan 2024	-	Dec 2025	20,000 MMBtu/d	US$0.97/MMBtu	AECO
	Jan 2021	-	Dec 2021	20,000 MMBtu/d	US$0.09/MMBtu	DAWN
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
INTEREST RATE RISK MANAGEMENT
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2020, the Company had no interest rate swap contracts outstanding.
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
At December 31, 2020 the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jan 2021	–	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at December 31, 2020 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at December 31, 2020, the Company had US$4,951 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$4,379 million designated as cash flow hedges.

Canadian Natural Resources Limited	42	2020 - Consolidated Financial Statements

Principal Documents Exhibits
During 2020, the Company settled the US$500 million cross currency swaps designated as cash flow hedges of the US$500 million 3.45% US dollar debt securities due November 2021. The Company realized cash proceeds of $166 million on settlement.
FINANCIAL INSTRUMENT SENSITIVITIES
The following table summarizes the annualized sensitivities of the Company’s 2020 net earnings (loss) and other comprehensive loss to changes in the fair value of financial instruments outstanding as at December 31, 2020, resulting from changes in the specified variable, with all other variables held constant. These sensitivities are prepared on a different basis than those sensitivities disclosed in the Company’s other continuous disclosure documents, are limited to the impact of changes in a specified variable applied to financial instruments only and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally cannot be extrapolated because the relationship of a change in an assumption to the change in fair value may not be linear.

	2020		2019
	Increase (decrease) to net earnings	Increase (decrease) to other comprehensive income	Increase (decrease) to net earnings	Increase (decrease) to other comprehensive income
Commodity price risk
Increase AECO fixed price swap $0.10/Mcf	$(1)	$—	$(1)	$—
Decrease AECO fixed price swap $0.10/Mcf	$1	$—	$1	$—
Increase natural gas fixed price swap US$0.10 MMBtu	$(2)	$—	$—	$—
Decrease natural gas fixed price swap US$0.10 MMBtu	$2	$—	$—	$—
Increase natural gas basis swap US$0.10 MMBtu	$(8)	$—	$(1)	$—
Decrease natural gas basis swap US$0.10 MMBtu	$8	$—	$1	$—
Interest rate risk
Increase interest rate 1%	$(53)	$(17)	$(48)	$(21)
Decrease interest rate 1%	$53	$20	$48	$24
Foreign currency exchange rate risk
Weakening of the Canadian dollar by US$0.01	$(126)	$—	$(103)	$—
Strengthening of the Canadian dollar by US$0.01	$123	$—	$100	$—

b) Credit Risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
COUNTERPARTY CREDIT RISK MANAGEMENT
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2020, substantially all of the Company’s accounts receivable were due within normal trade terms and the average expected credit loss was approximately 1% of the Company's accounts receivable balance (December 31, 2019 – 1%).
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At December 31, 2020, the Company had net risk management assets of $129 million with specific counterparties related to derivative financial instruments (December 31, 2019 – $265 million). The carrying amount of financial assets approximates the maximum credit exposure.

Canadian Natural Resources Limited	43	2020 - Consolidated Financial Statements

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
The maturity dates of the Company’s financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$667	$—	$—	$—
Accrued liabilities	$2,346	$—	$—	$—
Long-term debt (1)	$1,343	$4,887	$7,051	$8,279
Other long-term liabilities (2)	$345	$200	$435	$942
Interest and other financing expense (3)	$776	$693	$1,619	$4,452
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $189 million; one to less than two years, $162 million; two to less than five years, $397 million; and thereafter $942 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at December 31, 2020.
20. Commitments and Contingencies
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2020:

	2021	2022	2023	2024	2025	Thereafter
Product transportation and processing (1)(2)	$870	$817	$858	$841	$809	$10,370
North West Redwater Partnership service toll (3)	$163	$160	$160	$156	$150	$2,694
Offshore vessels and equipment	$64	$9	$—	$—	$—	$—
Field equipment and power	$28	$21	$21	$21	$21	$246
Other	$25	$21	$21	$22	$22	$16
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion. In addition, the Company has entered into certain product transportation agreements on pipelines that have not yet received regulatory and other approvals.
(2)The acquisition of Painted Pony in 2020 included approximately $2,400 million of product transportation and processing commitments (note 7).
(3)Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt component of the monthly cost of service tolls. Included in the cost of service tolls is $1,169 million of interest payable over the 30-year tolling period (note 10).
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

Canadian Natural Resources Limited	44	2020 - Consolidated Financial Statements

Principal Documents Exhibits
21. Supplemental Disclosure of Cash Flow Information

	2020	2019	2018
Changes in non-cash working capital:
Accounts receivable	$284	$(1,310)	$1,233
Current income tax assets (liabilities)	(295)	(164)	471
Inventory	98	(194)	(74)
Prepaids and other	(56)	2	(3)
Other long-term assets	(117)	117	—
Accounts payable	(147)	39	(7)
Accrued liabilities	(254)	265	(268)
Other long-term liabilities (1)	(62)	(23)	(351)
Net changes in non-cash working capital	$(549)	$(1,268)	$1,001
Relating to:
Operating activities	$(166)	$(1,033)	$1,346
Investing activities	(383)	(235)	(345)
	$(549)	$(1,268)	$1,001

	2020	2019	2018
Expenditures on exploration and evaluation assets	$36	$73	$282
Net proceeds on sale of exploration and evaluation assets	(31)	—	(16)
Net expenditures on exploration and evaluation assets	$5	$73	$266
(1)Included in Other long-term liabilities at December 31, 2020 is $72 million of deferred purchase consideration payable over the next three years (December 31, 2019 – $95 million; 2018 - $118 million).

Canadian Natural Resources Limited	45	2020 - Consolidated Financial Statements

Principal Documents Exhibits
The following table summarizes movements in the Company's liabilities arising from financing activities for the years' ended December 31, 2020 and 2019:

	Long-term debt	Cash flow hedges on US dollar debt securities	Lease liabilities	Liabilities from financing activities
At January 1, 2019 (1)	$20,623	$(361)	$1,539	$21,801
Changes from financing cash flows:
Issue of long-term debt, net (2)	1,025	—	—	1,025
Payment of lease liabilities	—	—	(237)	(237)
Non-cash changes:
Lease additions	—	—	527	527
Changes in foreign exchange and fair value (3)	(666)	162	(20)	(524)
At December 31, 2019	20,982	(199)	1,809	22,592
Changes from financing cash flows:
Issue of long-term debt, net (2)	719	—	—	719
Repayment of Painted Pony long-term debt	(397)	—	—	(397)
Proceeds on settlement of cross currency swaps	—	166	—	166
Payment of lease liabilities	—	—	(225)	(225)
Non-cash changes:
Assumption of Painted Pony long-term debt	397	—	—	397
Lease additions	—	—	148	148
Changes in foreign exchange and fair value (3)	(248)	5	(42)	(285)
At December 31, 2020	$21,453	$(28)	$1,690	$23,115
(1)The Company adopted IFRS 16 "Leases" on January 1, 2019 using the modified retrospective approach.
(2)Includes original issue discounts and premiums, and directly attributable transaction costs.
(3)Includes foreign exchange (gain) loss, changes in the fair value of cash flow hedges on US dollar debt securities, the amortization of original issue discounts and premiums and directly attributable transaction costs, and derecognition of lease liabilities.

Canadian Natural Resources Limited	46	2020 - Consolidated Financial Statements

Principal Documents Exhibits
22. Segmented Information
The Company’s exploration and production activities are conducted in three geographic segments: North America, North Sea and Offshore Africa. These activities include the exploration, development, production and marketing of crude oil, natural gas liquids and natural gas. The Company’s Oil Sands Mining and Upgrading activities are reported in a separate segment from exploration and production activities. Midstream and Refining activities include the Company’s pipeline operations, an electricity co-generation system and NWRP.
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

	North America			North Sea			Offshore Africa
(millions of Canadian dollars)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Segmented product sales
Crude oil and NGLs (1)	$7,480	$9,679	$7,254	$417	$860	$753	$318	$632	$628
Natural gas	1,242	1,150	1,256	12	57	140	42	67	70
Other income and revenue (2)	41	6	—	3	5	—	18	8	—
Total segmented product sales	8,763	10,835	8,510	432	922	893	378	707	698
Less: royalties	(503)	(998)	(723)	(1)	(2)	(2)	(16)	(42)	(51)
Segmented revenue	8,260	9,837	7,787	431	920	891	362	665	647
Segmented expenses
Production	2,510	2,425	2,405	321	391	405	103	109	208
Transportation, blending and feedstock (1) (3)	3,393	2,935	2,587	15	19	22	1	2	2
Depletion, depreciation and amortization	3,780	3,326	3,132	277	308	257	190	242	201
Asset retirement obligation accretion	97	95	87	30	28	29	6	6	9
Realized risk management (commodity derivatives)	(20)	49	(10)	—	—	—	—	—	—
Gain on acquisition, disposition and revaluation	(217)	—	(277)	—	—	(139)	—	—	(36)
Equity loss from investments	—	—	—	—	—	—	—	—	—
Total segmented expenses	9,543	8,830	7,924	643	746	574	300	359	384
Segmented earnings (loss) before the following	$(1,283)	$1,007	$(137)	$(212)	$174	$317	$62	$306	$263
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
Loss from investments
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax (recovery) expense
Deferred income tax (recovery) expense
Net earnings (loss)
(1)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.
(2)Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(3)Includes a provision of $143 million relating to the Keystone XL pipeline project in the North America segment in 2020.

Canadian Natural Resources Limited	47	2020 - Consolidated Financial Statements

Principal Documents Exhibits

Inter-segment elimination and Other includes internal and corporate transportation and electricity charges. Production, processing and other purchasing and selling activities, that are not included in the preceding segments are also reported in the segmented information as Inter-segment eliminations and Other.
Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision makers.

Oil Sands Mining and Upgrading			Midstream and Refining			Inter–segment elimination and Other			Total
2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018

$7,389	$11,340	$11,521	$83	$88	$102	$(108)	$351	$410	$15,579	$22,950	$20,668
—	—	—	—	—	—	182	145	148	1,478	1,419	1,614
139	6	—	202	—	—	31	—	—	434	25	—
7,528	11,346	11,521	285	88	102	105	496	558	17,491	24,394	22,282
(78)	(481)	(479)	—	—	—	—	—	—	(598)	(1,523)	(1,255)
7,450	10,865	11,042	285	88	102	105	496	558	16,893	22,871	21,027

3,114	3,276	3,367	184	20	21	48	56	58	6,280	6,277	6,464
881	1,306	1,087	181	—	—	27	437	491	4,498	4,699	4,189
1,784	1,656	1,557	15	14	14	—	—	—	6,046	5,546	5,161
72	61	61	—	—	—	—	—	—	205	190	186
—	—	—	—	—	—	—	—	—	(20)	49	(10)
—	—	—	—	—	—	—	—	—	(217)	—	(452)
—	—	—	—	287	5	—	—	—	—	287	5
5,851	6,299	6,072	380	321	40	75	493	549	16,792	17,048	15,543
$1,599	$4,566	$4,970	$(95)	$(233)	$62	$30	$3	$9	$101	$5,823	$5,484

									391	344	325
									(82)	223	(146)
									756	836	739
									13	28	(124)
									(275)	(570)	827
									171	6	341
									974	867	1,962
									(873)	4,956	3,522
									(257)	434	374
									(181)	(894)	557
									$(435)	$5,416	$2,591
(1)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.
(2)Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(3)Includes a provision of $143 million relating to the Keystone XL pipeline project in the North America segment in 2020.

Canadian Natural Resources Limited	48	2020 - Consolidated Financial Statements

Principal Documents Exhibits
CAPITAL EXPENDITURES (1)

	2020			2019
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (3)	$(7)	$(150)	$(157)	$129	$(219)	$(90)
Offshore Africa	12	3	15	35	(2)	33
	5	(147)	(142)	164	(221)	(57)

Property, plant and equipment
Exploration and Production
North America (3)(4)	$999	$371	$1,370	$4,702	$918	$5,620
North Sea	122	(21)	101	196	153	349
Offshore Africa (5)	87	7	94	194	(1,476)	(1,282)
	1,208	357	1,565	5,092	(405)	4,687
Oil Sands Mining and Upgrading (6)	1,323	(629)	694	1,525	344	1,869
Midstream and Refining	5	1	6	10	—	10
Head office	19	—	19	34	(3)	31
	$2,555	$(271)	$2,284	$6,661	$(64)	$6,597
(1)This table provides a reconciliation of capitalized costs, reported in note 6 and note 7, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Includes cash consideration paid of $91 million for exploration and evaluation assets and $3,126 million for property, plant and equipment acquired from Devon in 2019.
(4)Includes cash consideration paid of $111 million for the acquisition of Painted Pony in 2020.
(5)Includes a derecognition of property, plant and equipment of $1,515 million following the FPSO demobilization at the Olowi field, Gabon in 2019.
(6)Net expenditures include capitalized interest and share-based compensation.

SEGMENTED ASSETS

	2020	2019
Exploration and Production
North America	$29,094	$30,963
North Sea	1,624	1,948
Offshore Africa	1,407	1,529
Other	81	30
Oil Sands Mining and Upgrading	41,567	42,006
Midstream and Refining	1,301	1,418
Head office	202	227
	$75,276	$78,121

Canadian Natural Resources Limited	49	2020 - Consolidated Financial Statements

Principal Documents Exhibits
23. Remuneration of Directors and Senior Management
Remuneration of Non-Management Directors

	2020	2019	2018
Fees earned	$2	$2	$2
Remuneration of Senior Management (1)

	2020	2019	2018
Salary	$2	$2	$2
Common stock option based awards	9	8	8
Annual incentive plans	4	6	4
Long-term incentive plans	14	20	15
	$29	$36	$29
(1)Senior management identified above are consistent with the disclosure on Named Executive Officers provided in the Company’s Information Circular to shareholders for the respective years.

Canadian Natural Resources Limited	50	2020 - Consolidated Financial Statements

Principal Documents Exhibits

Canadian Natural Resources Limited
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2020

Principal Documents Exhibits
Management's Discussion and Analysis

Canadian Natural Resources Limited	1	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Definitions and Abbreviations

AECO	Alberta natural gas reference location
AIF	Annual Information Form
AOSP	Athabasca Oil Sands Project
API	specific gravity measured in degrees on the American Petroleum Institute scale
ARO	asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
Bcf/d	billion cubic feet per day
Bitumen
a naturally occurring solid or semi-solid hydrocarbon consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in situ recovery methods

BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
Brent	Dated Brent
C$	Canadian dollars
CAGR	compound annual growth rate
CAPEX	capital expenditures
CO2	carbon dioxide
CO2e	carbon dioxide equivalents
Crude oil	includes light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and synthetic crude oil
CSS	Cyclic Steam Stimulation
EOR	Enhanced Oil Recovery
E&P	Exploration and Production
FASB	Financial Accounting Standards Board
FPSO	Floating Production, Storage and Offloading Vessel
GHG	greenhouse gas
GJ	gigajoules
GJ/d	gigajoules per day
Horizon	Horizon Oil Sands

Canadian Natural Resources Limited	2	2020 - Management's Discussion and Analysis

Principal Documents Exhibits

IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
MBOE	thousand barrels of oil equivalent
MBOE/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet
Mcfe	thousand cubic feet equivalent
Mcf/d	thousand cubic feet per day
MMbbl	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day
NGLs	natural gas liquids
NWRP	North West Redwater Partnership
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
OPEC+	Organization of the Petroleum Exporting Countries Plus
PRT	Petroleum Revenue Tax
SAGD	Steam-Assisted Gravity Drainage
SCO	synthetic crude oil
SEC	United States Securities and Exchange Commission
Tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States
US GAAP	generally accepted accounting principles in the United States
US$	United States dollars
WCS	Western Canadian Select
WCS Heavy Differential	WCS Heavy Differential from WTI
WTI	West Texas Intermediate reference location at Cushing, Oklahoma

Canadian Natural Resources Limited	3	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Advisory
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses and other targets provided throughout this Management’s Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon, AOSP, Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project, the North West Redwater bitumen upgrader and refinery, construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, NGLs or SCO that the Company may be reliant upon to transport its products to market, the development and deployment of technology and technological innovations, the assumption of operations at processing facilities, the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long term, and the "Outlook" section of this MD&A, particularly in reference to the 2021 targets provided with respect to budgeted capital expenditures, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
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
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic and the actions of OPEC+) which may impact, among other things, demand and supply for and market prices of the Company’s products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company’s current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company’s provision for taxes; the continued availability of the Canada Emergency Wage Subsidy ("CEWS") or other subsidies; and other circumstances affecting revenues and expenses.
The Company’s operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts

Canadian Natural Resources Limited	4	2020 - Management's Discussion and Analysis

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
SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES
This MD&A includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings (loss) from operations; adjusted funds flow and net capital expenditures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP financial measures. The non-GAAP financial measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP financial measures to evaluate its performance. The non-GAAP financial measures should not be considered an alternative to or more meaningful than net earnings (loss), cash flows from operating activities, and cash flows used in investing activities as determined in accordance with IFRS, as an indication of the Company’s performance. The non-GAAP financial measure adjusted net earnings (loss) from operations is reconciled to net earnings (loss), as determined in accordance with IFRS, in the "Financial and Operational Highlights" section of this MD&A. Additionally, the non-GAAP financial measure adjusted funds flow is reconciled to cash flows from operating activities, as determined in accordance with IFRS, in the "Financial and Operational Highlights" section of this MD&A. The non-GAAP financial measure net capital expenditures is reconciled to cash flows used in investing activities, as determined in accordance with IFRS, in the "Net Capital Expenditures" section of this MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the "Liquidity and Capital Resources" section of this MD&A.
SPECIAL NOTE REGARDING CURRENCY, FINANCIAL INFORMATION, PRODUCTION AND RESERVES
This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020. It should also be read in conjunction with the Company's MD&A for the three months and year ended December 31, 2020, which is incorporated herein by reference. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s consolidated financial statements and this MD&A have been prepared in accordance with IFRS as issued by the IASB.
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
The following discussion and analysis refers primarily to the Company’s 2020 financial results compared to 2019 and 2018, unless otherwise indicated. In addition, this MD&A details the Company's targeted capital program for 2021. Additional information relating to the Company, including its quarterly MD&A for the three months and year ended December 31, 2020, its Annual Information Form for the year ended December 31, 2020, and its audited consolidated financial statements for the year ended December 31, 2020, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in this MD&A. This MD&A is dated March 3, 2021.

Canadian Natural Resources Limited	5	2020 - Management's Discussion and Analysis

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
The Company strives to meet these objectives by having a defined growth and value enhancement plan for each of its products and segments. The Company takes a balanced approach to growth and investments and focuses on creating long-term shareholder value. The Company allocates its capital by maintaining:
▪Balance among its products, namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil (2), bitumen (thermal oil), SCO and natural gas;
▪A large, balanced, diversified, high quality, long-life low decline asset base;
▪Balance among acquisitions, development and exploration;
▪Balance between sources and terms of debt financing and a strong financial position; and
▪Commitment to environmental stewardship throughout the decision-making process.
(1)Discounted value of crude oil and natural gas reserves plus value of unproved land, less net debt.
(2)Pelican Lake heavy crude oil is 12–17º API oil, which receives medium quality crude netbacks due to lower production expense and lower royalty rates.
The Company’s three-phase crude oil marketing strategy includes:
▪Blending various crude oil streams with diluents to create more attractive feedstock;
▪Supporting and participating in pipeline expansions and/or new additions; and
▪Supporting and participating in projects that will increase the downstream conversion capacity for heavy crude oil and bitumen (thermal oil).
Operational discipline, safe, effective and efficient operations, and cost control are fundamental to the Company and embrace the key piece of the Company's mission statement: "doing it right". By consistently managing costs throughout all cycles of the industry, the Company believes it will achieve continued growth. Effective and efficient operations and cost control are attained by developing area knowledge, and by maintaining high working interests and operator status in the Company's properties.
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

Canadian Natural Resources Limited	6	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Financial and Operational Highlights

	($ millions, except per common share amounts)	2020	2019	2018
	Product sales (1)	$17,491	$24,394	$22,282
	Crude oil and NGLs	$15,579	$22,950	$20,668
Natural gas		$1,478	$1,419	$1,614
	Net earnings (loss)	$(435)	$5,416	$2,591
Per common share	– basic	$(0.37)	$4.55	$2.13
	– diluted	$(0.37)	$4.54	$2.12
	Adjusted net earnings (loss) from operations (2)	$(756)	$3,795	$3,263
Per common share	– basic	$(0.64)	$3.19	$2.68
	– diluted	$(0.64)	$3.18	$2.67
	Cash flows from operating activities	$4,714	$8,829	$10,121
	Adjusted funds flow (3)	$5,200	$10,267	$9,088
Per common share	– basic	$4.40	$8.62	$7.46
	– diluted	$4.40	$8.61	$7.43
	Dividends declared per common share (4)	$1.70	$1.50	$1.34
	Total assets	$75,276	$78,121	$71,559
	Total long-term liabilities	$37,818	$36,493	$34,823
	Cash flows used in investing activities	$2,819	$7,255	$4,814
	Net capital expenditures (5)	$3,206	$7,121	$4,731
Average sales price (6)
	Crude oil and NGLs - Exploration and Production ($/bbl)	$31.90	$55.08	$46.92
	Natural gas - Exploration and Production ($/Mcf)	$2.40	$2.34	$2.61
	Oil Sands Mining and Upgrading ($/bbl)	$43.98	$70.18	$68.61
	Daily production, before royalties (BOE/d)	1,164,136	1,098,957	1,078,813
	Crude oil and NGLs (bbl/d)	917,958	850,393	820,778
	Natural gas (MMcf/d)	1,477	1,491	1,548

(1)Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements.
(2)Adjusted net earnings (loss) from operations is a non-GAAP financial measure that represents net earnings (loss) as presented in the Company's consolidated Statements of Earnings (Loss), adjusted for the after-tax effects of certain items of a non-operational nature. The Company considers adjusted net earnings (loss) from operations a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate after-tax operating earnings from its core business areas. The reconciliation "Adjusted Net Earnings (Loss) from Operations, as Reconciled to Net Earnings (Loss)" is presented in this MD&A. Adjusted net earnings (loss) from operations may not be comparable to similar measures presented by other companies.
(3)Adjusted funds flow is a non-GAAP financial measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures and movements in other long-term assets, including the unamortized cost of the share bonus program, accrued interest on subordinated debt advances to NWRP and prepaid cost of service tolls. The Company considers adjusted funds flow a key measure in evaluating its performance as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation "Adjusted Funds Flow, as Reconciled to Cash Flows from Operating Activities" is presented in this MD&A. Adjusted funds flow may not be comparable to similar measures presented by other companies.
(4)On March 3, 2021, the Board of Directors approved an increase in the quarterly dividend to $0.47 per common share, beginning with the dividend payable on April 5, 2021. On March 4, 2020, the Board of Directors approved an increase in the quarterly dividend to $0.425 per common share. On March 6, 2019, the Board of Directors approved an increase in the quarterly dividend to $0.375 per common share. On February 28, 2018, the Board of Directors approved an increase in the quarterly dividend to $0.335 per common share.
(5)Net capital expenditures is a non-GAAP financial measure that represents cash flows used in investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, the repayment of NWRP subordinated debt advances, investment in other long-term assets, abandonment expenditures and other. The Company considers net capital expenditures a key measure as it provides an understanding of the Company’s capital spending activities in comparison to the Company's annual capital budget. The reconciliation "Net Capital Expenditures, as Reconciled to Cash Flows used in Investing Activities" is presented in the "Net Capital Expenditures" section of this MD&A. Net capital expenditures may not be comparable to similar measures presented by other companies.
(6)Net of blending and feedstock costs and excluding risk management activities.

Canadian Natural Resources Limited	7	2020 - Management's Discussion and Analysis

Principal Documents Exhibits

ADJUSTED NET EARNINGS (LOSS) FROM OPERATIONS, AS RECONCILED TO NET EARNINGS (LOSS)
($ millions)	2020	2019	2018
Net earnings (loss), as reported	$(435)	$5,416	$2,591
Share-based compensation, net of tax (1)	(86)	210	(146)
Unrealized risk management (gain) loss, net of tax (2)	(31)	14	(36)
Unrealized foreign exchange (gain) loss, net of tax (3)	(116)	(548)	706
Realized foreign exchange gain on settlement of cross currency swaps, net of tax (4)	(166)	—	—
Realized foreign exchange loss on repayment of US dollar debt securities, net of tax (5)	—	—	146
Gain on acquisition, disposition and revaluation, net of tax (6)	(217)	—	(372)
Loss from investments, net of tax (7) (8)	185	321	374
Provision for pipeline project, net of tax (9)	110	—	—
Effect of statutory tax rate and other legislative changes on deferred income tax liabilities (10)	—	(1,618)	—
Adjusted net earnings (loss) from operations	$(756)	$3,795	$3,263
(1)Share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plan. The Company’s Stock Option Plan provides for a cash payment option. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met. Accordingly, the fair value of the outstanding vested options is recognized as a liability on the Company’s balance sheets and periodic changes in the fair value are recognized in net earnings (loss) or are charged to (recovered from) the Oil Sands Mining and Upgrading segment.
(2)Derivative financial instruments are recognized at fair value on the Company’s balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings (loss). The amounts ultimately realized may be materially different than those amounts reflected in the financial statements due to changes in prices of the underlying items hedged, primarily crude oil, natural gas and foreign exchange.
(3)Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, partially offset by the impact of cross currency swaps, and are recognized in net earnings (loss).
(4)During 2020, the Company settled the US$500 million cross currency swaps designated as cash flow hedges of the US$500 million 3.45% US dollar debt securities due November 2021. The Company realized cash proceeds of $166 million on settlement.
(5)During 2018, the Company repaid US$600 million of 1.75% notes and US$400 million of 5.90% notes.
(6)During 2020, the Company recognized a pre- and after-tax gain of $217 million related to the acquisition of Painted Pony Energy Ltd. ("Painted Pony"). During 2018, the Company recognized a pre-tax gain of $16 million ($12 million after-tax) on the disposition of a 30% interest in the exploration right in South Africa. Additionally, the Gabonese Republic approved cessation of production from the Company’s Olowi field and associated asset retirement obligations, as well as the terms of termination of the Olowi Production Sharing Contract and the surrender of the permit area back to the Gabonese Republic, resulting in a pre-tax gain on disposition of property of $20 million ($14 million after-tax). The Company recognized a pre-tax gain of $277 million ($263 million after-tax) related to acquisitions in the North America Exploration and Production segment. The Company recognized a pre-tax gain of $120 million ($72 million after-tax) on the acquisition of the remaining interest at Ninian in the North Sea and a pre-tax gain of $19 million ($11 million after-tax) relating to the revaluation of the Company's previously held interest at Ninian.
(7)The Company's investment in the 50% owned NWRP is accounted for using the equity method of accounting. Included in the non-cash loss from investments is the Company's pro rata share of NWRP's equity loss recognized for the period.
(8)The Company’s investments in PrairieSky Royalty Ltd. ("PrairieSky") and Inter Pipeline Ltd. ("Inter Pipeline") have been accounted for at fair value through profit and loss and are remeasured each period with changes in fair value recognized in net earnings (loss).
(9)During 2020, the Company recognized a provision in transportation, blending and feedstock expense of $143 million ($110 million after-tax) relating to the Keystone XL pipeline project.
(10)All substantively enacted adjustments in applicable income tax rates and other legislative changes are applied to the underlying assets and liabilities on the Company's balance sheets in determining deferred income tax assets and liabilities. The impact of these tax rate and other legislative changes is recognized in net earnings (loss) during the period the legislation is substantively enacted. During 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 1, 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. As a result of this corporate income tax rate reduction, the Company's deferred corporate income tax liability decreased by $1,618 million. During 2020, the Government of Alberta substantively enacted legislation to accelerate this reduction, lowering the corporate tax rate from 10% to 8%, effective July 1, 2020. This acceleration did not have a significant impact on the Company's deferred corporate income tax liability for 2020.

Canadian Natural Resources Limited	8	2020 - Management's Discussion and Analysis

Principal Documents Exhibits

ADJUSTED FUNDS FLOW, AS RECONCILED TO CASH FLOWS FROM OPERATING ACTIVITIES
($ millions)	2020	2019	2018
Cash flows from operating activities	$4,714	$8,829	$10,121
Net change in non-cash working capital	166	1,033	(1,346)
Abandonment expenditures (1)	249	296	290
Other (2)	71	109	23
Adjusted funds flow	$5,200	$10,267	$9,088
(1)The Company includes abandonment expenditures in "Net Capital Expenditures, as Reconciled to Cash Flows used in Investing Activities" in the "Net Capital Expenditures" section of this MD&A.
(2)Movements in other long-term assets, including the unamortized cost of the share bonus program, accrued interest on subordinated debt advances to NWRP and prepaid cost of service tolls.
CONSOLIDATED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS)
For 2020, the Company reported a net loss of $435 million compared with net earnings of $5,416 million for 2019 (2018 – net earnings of $2,591 million). The net loss for 2020 included net after-tax income of $321 million related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, the foreign exchange gain on the settlement of the cross currency swaps, the gain on acquisition, disposition and revaluation, the loss from investments, and a provision relating to the Keystone XL pipeline project (2019 – $1,621 million after-tax income; 2018 – $672 million after-tax expense). Excluding these items, the adjusted net loss from operations for 2020 was $756 million compared with adjusted net earnings from operations of $3,795 million for 2019 (2018 – adjusted net earnings from operations of $3,263 million).
The net loss and the adjusted net loss from operations for 2020 compared with net earnings and adjusted net earnings from operations for 2019 primarily reflected:
▪lower crude oil and NGLs netbacks in the Exploration and Production segments;
▪lower realized SCO prices in the Oil Sands Mining and Upgrading segment; and
▪higher depletion, depreciation and amortization;
partially offset by:
▪higher crude oil and NGLs sales volumes in the North America Exploration and Production segment;
▪higher SCO sales volumes in the Oil Sands Mining and Upgrading segment; and
▪higher natural gas netbacks in the Exploration and Production segments.
A detailed reconciliation of the changes in the Company's product sales is provided in the "Analysis of Changes in Product Sales" section of this MD&A.
The impacts of share-based compensation, risk management activities, fluctuations in foreign exchange rates, the gain on acquisition, disposition, and revaluation, and the impact of statutory tax rate and other legislative changes on deferred income tax liabilities also contributed to the movements in net earnings (loss) for 2020 from 2019. These items are discussed in detail in the relevant sections of this MD&A.
CASH FLOWS FROM OPERATING ACTIVITIES AND ADJUSTED FUNDS FLOW
Cash flows from operating activities for 2020 were $4,714 million compared with $8,829 million for 2019 (2018 – $10,121 million). The decrease in cash flows from operating activities for 2020 from 2019 were primarily due to the factors previously noted relating to the fluctuations in net earnings (loss) and adjusted net earnings (loss) from operations (excluding the effects of depletion, depreciation and amortization, the gain on acquisition, disposition and revaluation and the impact of statutory tax rate and other legislative changes on deferred income tax liabilities), as well as due to the impact of changes in non-cash working capital.
Adjusted funds flow for 2020 was $5,200 million ($4.40 per common share) compared with $10,267 million for 2019 ($8.62 per common share) (2018 – $9,088 million; $7.46 per common share). The decrease in adjusted funds flow for 2020 from 2019 was primarily due to the factors noted above relating to the fluctuations in cash flows from operating activities excluding the impact of the net change in non-cash working capital, abandonment expenditures and movements in other long-term assets, including the unamortized cost of the share bonus program, accrued interest on subordinated debt advances to NWRP and prepaid cost of service tolls.

Canadian Natural Resources Limited	9	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
PRODUCTION VOLUMES
Total production of crude oil and NGLs before royalties for 2020 increased 8% to average 917,958 bbl/d from 850,393 bbl/d in 2019 (2018 – 820,778 bbl/d). The increase in crude oil and NGLs production for 2020 from 2019 primarily reflected the acquisition of Jackfish assets, increased thermal oil production at Kirby North, and high utilization rates and operational enhancements in the Oil Sands Mining and Upgrading segment.
Total natural gas production before royalties for 2020 averaged 1,477 MMcf/d, comparable with 1,491 MMcf/d in 2019 (2018 – 1,548 MMcf/d).
Total production before royalties for 2020 of 1,164,136 BOE/d increased 6% from 1,098,957 BOE/d in 2019 (2018 – 1,078,813 BOE/d). Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production" section of this MD&A.
PRODUCT PRICES
The Company's realized pricing reflects prevailing benchmark pricing. In the Company’s Exploration and Production segments, the 2020 crude oil and NGLs sales price decreased 42% to average $31.90 per bbl from $55.08 per bbl in 2019 (2018 – $46.92 per bbl), and the 2020 natural gas price increased 3% to average $2.40 per Mcf from $2.34 per Mcf in 2019 (2018 – $2.61 per Mcf). In the Oil Sands Mining and Upgrading segment, the Company’s 2020 SCO sales price decreased 37% to average $43.98 per bbl from $70.18 per bbl in 2019 (2018 – $68.61 per bbl). Crude oil and NGLs and natural gas product prices are discussed in detail in the "Business Environment", "Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A.
PRODUCTION EXPENSE
In the Company’s Exploration and Production segments, the 2020 crude oil and NGLs production expense decreased 10% to average $12.42 per bbl from $13.81 per bbl in 2019 (2018 – $15.69 per bbl), and the 2020 natural gas production expense decreased 3% to average $1.18 per Mcf from $1.22 per Mcf in 2019 (2018 – $1.36 per Mcf). In the Oil Sands Mining and Upgrading segment, the Company's 2020 production cost decreased 9% to average $20.46 per bbl from $22.56 per bbl in 2019 (2018 – $21.75 per bbl). Crude oil and NGLs and natural gas production expense is discussed in detail in the "Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A.
SUMMARY OF QUARTERLY FINANCIAL RESULTS
The following is a summary of the Company’s quarterly financial results for the eight most recently completed quarters:

($ millions, except per common share amounts)
2020	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales (1)	$17,491	$5,219	$4,676	$2,944	$4,652
Crude oil and NGLs	$15,579	$4,592	$4,202	$2,462	$4,323
Natural gas	$1,478	$496	$338	$307	$337
Net earnings (loss)	$(435)	$749	$408	$(310)	$(1,282)
Net earnings (loss) per common share
– basic	$(0.37)	$0.63	$0.35	$(0.26)	$(1.08)
– diluted	$(0.37)	$0.63	$0.35	$(0.26)	$(1.08)

($ millions, except per common share amounts)
2019	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales (1)	$24,394	$6,335	$6,587	$5,931	$5,541
Crude oil and NGLs	$22,950	$5,947	$6,324	$5,597	$5,082
Natural gas	$1,419	$382	$257	$324	$456
Net earnings (loss)	$5,416	$597	$1,027	$2,831	$961
Net earnings (loss) per common share
– basic	$4.55	$0.50	$0.87	$2.37	$0.80
– diluted	$4.54	$0.50	$0.87	$2.36	$0.80
(1)Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements.

Canadian Natural Resources Limited	10	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Volatility in the quarterly net earnings (loss) over the eight most recently completed quarters was primarily due to:
▪Crude oil pricing – Fluctuating global supply/demand including crude oil production levels from OPEC+ and its impact on world supply; the impact of geopolitical and market uncertainties, including those due to COVID-19 and in connection with governmental responses to COVID-19, on worldwide benchmark pricing; the impact of shale oil production in North America; the impact of the WCS Heavy Differential from WTI including the impact of a shortage of takeaway capacity out of the Western Canadian Sedimentary Basin (the "Basin"); the impact of the differential between WTI and Brent benchmark pricing in the North Sea and Offshore Africa; and the impact of production curtailments mandated by the Government of Alberta that came into effect on January 1, 2019 and were suspended effective December 1, 2020.
▪Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, third-party pipeline maintenance and outages and the impact of shale gas production in the US.
▪Crude oil and NGLs sales volumes – Fluctuations in production due to the cyclic nature of the Company’s Primrose thermal oil projects, production from the Kirby Thermal Oil Sands Project, the results from the Pelican Lake water and polymer flood projects, fluctuations in the Company’s drilling program in North America and the International segments, the impact and timing of acquisitions, including the acquisition of assets from Devon Canada Corporation ("Devon"), as well as the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, production curtailments mandated by the Government of Alberta that came into effect January 1, 2019 and were suspended effective December 1, 2020, and the impact of shut-in production due to lower demand during COVID-19. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the International segments.
▪Natural gas sales volumes – Fluctuations in production due to the Company’s allocation of capital to higher return crude oil projects, natural decline rates, shut-in production due to low commodity prices and the impact and timing of acquisitions, including the acquisition of Painted Pony.
▪Production expense – Fluctuations primarily due to the impact of the demand and cost for services, fluctuations in product mix and production volumes, the impact of seasonal costs, the impact of increased carbon tax and energy costs, cost optimizations across all segments, the impact and timing of acquisitions, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, and maintenance activities in the International segments.
▪Transportation, blending and feedstock expense – Fluctuations due to the provision recognized relating to the Keystone XL pipeline project in 2020.
▪Depletion, depreciation and amortization expense – Fluctuations due to changes in sales volumes including the impact and timing of acquisitions and dispositions, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company’s proved undeveloped reserves, fluctuations in International sales volumes subject to higher depletion rates, and the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment.
▪Share-based compensation – Fluctuations due to the measurement of fair market value of the Company's share-based compensation liability.
▪Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company’s risk management activities.
▪Interest expense – Fluctuations due to changing long-term debt levels, and the impact of movements in benchmark interest rates on outstanding floating rate long-term debt.
▪Foreign exchange – Fluctuations in the Canadian dollar relative to the US dollar, which impact the realized price the Company receives for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Fluctuations in realized and unrealized foreign exchange gains and losses were also recorded with respect to US dollar denominated debt, partially offset by the impact of cross currency swap hedges.
▪Gain on acquisition and gains/losses on investments – Fluctuations due to the recognition of a gain on the acquisition of Painted Pony, fair value changes in the investments in PrairieSky and Inter Pipeline shares, and the equity loss on the Company's interest in NWRP.
▪Income tax expense – Fluctuations due to statutory tax rate and other legislative changes substantively enacted in the various periods.

Canadian Natural Resources Limited	11	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Business Environment
Global benchmark crude oil prices decreased significantly in the first half of 2020 due to the erosion of global demand, reflecting the severity of COVID-19 and related economic conditions. In April 2020, in response to the collapse of crude oil prices, OPEC+ agreed to cut 9.7 MMbbl/d of production through July 2020. As the global economy improved in the latter part of the year, OPEC+ agreed to ease these production cuts to 7.2 MMbbl/d, as of January 2021. Furthermore, the initial rollout of the COVID-19 vaccine in the fourth quarter of 2020 had an overall positive impact on global demand for crude oil. Pricing improved in the fourth quarter of 2020 with WTI benchmark pricing averaging US$42.67 per bbl and the WCS Heavy Differential averaging US$9.30 per bbl. Subsequent to December 31, 2020, Saudi Arabia committed to reduce its production by 1.0 MMbbl/d, which had a further positive impact on crude oil pricing.
Production Flexibility and Cost Control
The Company continues to be nimble and act decisively to make appropriate operational improvements to increase efficiencies and cost control and mitigate the impact of the decline in commodity pricing across all of its operations. To mitigate the impact of realized pricing on certain crude oil products, the Company optimizes the production profile across its diverse asset base. The Company implemented changes to its compensation program in light of current commodity volatility, and these changes had an immediate impact on the Company's costs, effective April 2020. The Company is also working diligently to reduce production costs wherever possible, asking all stakeholders to contribute to the sustainability of operations.
The Company continued to prioritize the optimization of higher value light crude oil, NGLs and SCO, representing approximately 47% of total corporate BOE production volumes for 2020. Optimization of production volumes continues to be a key focus of the Company at current commodity price levels.
Production costs throughout 2020 also reflected the impact of measures to promote social distancing and other precautionary measures related to COVID-19 at the Company's head office and field locations, both internationally and in North America. The Company continues to mitigate the impact of these costs through its focus on cost control and efficiencies across the asset base.
Canada Emergency Wage Subsidy
On March 27, 2020, in response to COVID-19, the Government of Canada announced the CEWS. The CEWS enables eligible Canadian employers who have been impacted by COVID-19 to apply for a subsidy of a specified amount of eligible employee wages. The Company was eligible for the subsidy in 2020 as its qualifying revenues declined by the specified amount as compared with the prior year reference period.
Liquidity
As at December 31, 2020, the Company had undrawn revolving bank credit facilities of $4,958 million. Including cash and cash equivalents and short-term investments, the Company had approximately $5,447 million in liquidity. The Company also has certain other dedicated credit facilities supporting letters of credit.
The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Refer to the "Liquidity and Capital Resources" section of this MD&A for further details.
Capital Spending
Safe, reliable, effective and efficient operations continues to be a focus for the Company. On December 9, 2020, the Company announced its 2021 capital budget targeted at approximately $3,205 million, of which $1,345 million is related to conventional and unconventional assets and $1,860 million is allocated to long-life low decline assets. Production for 2021 is targeted between 1,190,000 BOE/d and 1,260,000 BOE/d. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns and the balancing of project risks and time horizons. The 2021 capital budget and production targets constitute forward-looking information. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Risks and Uncertainties
COVID-19 continues to have the potential to further disrupt the Company’s operations, projects and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in their local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on their extent and severity.

Canadian Natural Resources Limited	12	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
BENCHMARK COMMODITY PRICES

(Yearly average)	2020	2019	2018
WTI benchmark price (US$/bbl)	$39.40	$57.04	$64.78
Dated Brent benchmark price (US$/bbl)	$42.27	$64.04	$71.12
WCS Heavy Differential from WTI (US$/bbl)	$12.57	$12.79	$26.29
SCO price (US$/bbl)	$36.26	$56.35	$58.62
Condensate benchmark price (US$/bbl)	$36.97	$52.84	$60.98
Condensate Differential from WTI (US$/bbl)	$2.43	$4.20	$3.80
NYMEX benchmark price (US$/MMBtu)	$2.08	$2.63	$3.08
AECO benchmark price (C$/GJ)	$2.12	$1.54	$1.45
US/Canadian dollar average exchange rate (US$)	$0.7454	$0.7536	$0.7717
US/Canadian dollar year end exchange rate (US$)	$0.7840	$0.7713	$0.7328
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
On January 1, 2019, the Government of Alberta implemented a mandatory curtailment program that has been successful in mitigating the discount in crude oil pricing received in Alberta for both light crude oil and heavy crude oil. The Government of Alberta extended the mandatory curtailment program to December 31, 2021; however, curtailment production limits were suspended effective December 1, 2020 and curtailment orders will only be issued in 2021 if deemed necessary by the Government of Alberta.
Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. WTI averaged US$39.40 per bbl for 2020, a decrease of 31% from US$57.04 per bbl for 2019 (2018 – US$64.78 per bbl).
Crude oil sales contracts for the Company’s North Sea and Offshore Africa segments are typically based on Brent pricing, which is representative of international markets and overall world supply and demand. Brent averaged US$42.27 per bbl for 2020, a decrease of 34% from US$64.04 per bbl for 2019 (2018 – US$71.12 per bbl).
The decrease in WTI and Brent pricing for 2020 from 2019 primarily reflected significant reductions in refinery utilization due to decreased demand for refined products as a result of COVID-19, resulting in an oversupply of crude oil in the market.
The WCS Heavy Differential averaged US$12.57 per bbl for 2020, comparable with US$12.79 per bbl for 2019 (2018 – US$26.29 per bbl).
The SCO price averaged US$36.26 per bbl for 2020, a decrease of 36% from US$56.35 per bbl for 2019 (2018 – US$58.62 per bbl). The decrease in SCO pricing for 2020 from 2019 primarily reflected decreases in WTI benchmark pricing.
NYMEX natural gas prices averaged US$2.08 per MMBtu for 2020, a decrease of 21% from US$2.63 per MMBtu for 2019 (2018 – US$3.08 per MMBtu). The decrease in NYMEX natural gas prices for 2020 from 2019 primarily reflected supply exceeding North American demand due to the impact of COVID-19, and lower Liquefied Natural Gas exports.
AECO natural gas prices averaged $2.12 per GJ for 2020, an increase of 38% from $1.54 per GJ for 2019 (2018 – $1.45 per GJ). The increase in AECO natural gas prices for 2020 from 2019 primarily reflected lower production levels from the Basin.

Canadian Natural Resources Limited	13	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Analysis of Changes in Product Sales

		Changes due to				Changes due to
($ millions)	2018	Volumes	Prices	Other	2019	Volumes	Prices	Other	2020
North America
Crude oil and NGLs	$7,254	$1,055	$1,375	$(5)	$9,679	$1,582	$(3,781)	$—	$7,480
Natural gas	1,256	(40)	(76)	10	1,150	8	84	—	1,242
Other (1)	—	—	—	6	6	—	—	35	41
	8,510	1,015	1,299	11	10,835	1,590	(3,697)	35	8,763
North Sea
Crude oil and NGLs	753	114	(7)	—	860	(135)	(308)	—	417
Natural gas	140	(34)	(49)	—	57	(29)	(16)	—	12
Other (1)	—	—	—	5	5	—	—	(2)	3
	893	80	(56)	5	922	(164)	(324)	(2)	432
Offshore Africa
Crude oil and NGLs	628	72	(56)	(12)	632	(116)	(198)	—	318
Natural gas	70	(5)	1	1	67	(27)	2	—	42
Other (1)	—	—	—	8	8	—	—	10	18
	698	67	(55)	(3)	707	(143)	(196)	10	378
Oil Sands Mining and Upgrading
Crude oil and NGLs	11,521	(710)	560	(31)	11,340	470	(4,421)	—	7,389
Other (1)	—	—	—	6	6	—	—	133	139
	11,521	(710)	560	(25)	11,346	470	(4,421)	133	7,528
Midstream and Refining
Midstream activities	102	—	—	(14)	88	—	—	(5)	83
Refined products and other (1)	—	—	—	—	—	—	—	202	202
	102	—	—	(14)	88	—	—	197	285
Intersegment eliminations and other (2)
Product sales	558	—	—	(62)	496	—	—	(422)	74
Other (1)	—	—	—	—	—	—	—	31	31
	558	—	—	(62)	496	—	—	(391)	105
Total	$22,282	$452	$1,748	$(88)	$24,394	$1,753	$(8,638)	$(18)	$17,491
(1)Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2)Eliminates internal transportation and electricity charges and includes production, processing and other purchasing and selling activities that are not included in the above segments.
Product sales decreased 28% to $17,491 million for 2020 from $24,394 million for 2019 (2018 – $22,282 million). The decrease in product sales was primarily a result of lower WTI benchmark pricing due to decreased demand for refined products as a result of COVID-19. The decrease in realized pricing was partially offset by the impact of increased crude oil and NGLs sales volumes following the acquisition of Jackfish assets, increased thermal oil production at Kirby North, and high utilization rates and operational enhancements in the Oil Sands Mining and Upgrading segment. Crude oil and NGLs and natural gas pricing are discussed in detail in the "Business Environment", "Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A. Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production" section of this MD&A.
For 2020, 5% of the Company’s crude oil and NGLs and natural gas product sales were generated outside of North America (2019 – 7%; 2018 – 7%). North Sea accounted for 3% of crude oil and NGLs and natural gas product sales for 2020 (2019 – 4%; 2018 – 4%), and Offshore Africa accounted for 2% of crude oil and NGLs and natural gas product sales for 2020 (2019 – 3%; 2018 – 3%).

Canadian Natural Resources Limited	14	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Daily Production
DAILY PRODUCTION, BEFORE ROYALTIES

	2020	2019	2018
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	460,443	405,970	350,961
North America – Oil Sands Mining and Upgrading (1)	417,351	395,133	426,190
North Sea	23,142	27,919	23,965
Offshore Africa	17,022	21,371	19,662
	917,958	850,393	820,778
Natural gas (MMcf/d)
North America	1,450	1,443	1,490
North Sea	12	24	32
Offshore Africa	15	24	26
	1,477	1,491	1,548
Total barrels of oil equivalent (BOE/d)	1,164,136	1,098,957	1,078,813
Product mix
Light and medium crude oil and NGLs	11%	13%	13%
Pelican Lake heavy crude oil	5%	5%	6%
Primary heavy crude oil	6%	8%	8%
Bitumen (thermal oil)	21%	15%	10%
Synthetic crude oil (1)	36%	36%	39%
Natural gas	21%	23%	24%
Percentage of gross revenue (1) (2)
(excluding Midstream and Refining revenue)
Crude oil and NGLs	91%	94%	93%
Natural gas	9%	6%	7%
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)Net of blending costs and excluding risk management activities.
DAILY PRODUCTION, NET OF ROYALTIES

	2020	2019	2018
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	420,906	356,794	303,956
North America – Oil Sands Mining and Upgrading	413,363	375,048	405,731
North Sea	23,086	27,866	23,902
Offshore Africa	16,306	20,078	18,450
	873,661	779,786	752,039
Natural gas (MMcf/d)
North America	1,406	1,400	1,432
North Sea	12	24	32
Offshore Africa	14	22	23
	1,432	1,446	1,487
Total barrels of oil equivalent (BOE/d)	1,112,364	1,020,749	999,857
The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO and natural gas.

Canadian Natural Resources Limited	15	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Total 2020 production before royalties averaged 1,164,136 BOE/d, an increase of 6% from 1,098,957 BOE/d in 2019 (2018 – 1,078,813 BOE/d).
Crude oil and NGLs production before royalties for 2020 averaged 917,958 bbl/d, an increase of 8% from 850,393 bbl/d for 2019 (2018 – 820,778 bbl/d). The increase in crude oil and NGLs production for 2020 from 2019 primarily reflected the acquisition of Jackfish assets, increased thermal oil production at Kirby North, and high utilization rates and operational enhancements in the Oil Sands Mining and Upgrading segment. Production for 2020 and 2019 reflected the impact of the Company's curtailment optimization strategy as a result of mandatory Government of Alberta curtailment, which was suspended effective December 1, 2020.
Natural gas production before royalties accounted for 21% of the Company's total production in 2020 on a BOE basis. Natural gas production for 2020 of 1,477 MMcf/d was comparable with 1,491 MMcf/d for 2019 (2018 – 1,548 MMcf/d).
Due to the uncertainty regarding COVID-19, the Company withdrew its 2020 corporate production guidance, however, annual 2020 crude oil and NGLs and natural gas production before royalties was within the previously issued corporate guidance range.
North America – Exploration and Production
North America crude oil and NGLs production before royalties for 2020 averaged 460,443 bbl/d, an increase of 13% from 405,970 bbl/d for 2019 (2018 – 350,961 bbl/d). The increase in crude oil and NGLs production for 2020 from 2019 primarily reflected the acquisition of Jackfish assets, increased thermal oil production at Kirby North, and the optimization of steam cycles at Primrose. Production for 2020 and 2019 reflected the impact of mandatory Government of Alberta curtailment, which was suspended effective December 1, 2020.
Thermal oil production before royalties for 2020 averaged 248,971 bbl/d, an increase of 48% from 167,942 bbl/d for 2019 (2018 – 107,839 bbl/d). The increase in thermal oil production for 2020 from 2019 primarily reflected volumes from the acquisition of Jackfish assets, together with increased production from Kirby North and the optimization of steam cycles at Primrose.
Pelican Lake heavy crude oil production before royalties averaged 56,535 bbl/d for 2020, a decrease of 4% from 58,855 bbl/d for 2019 (2018 – 63,082 bbl/d), demonstrating Pelican Lake's long-life low decline production.
Natural gas production before royalties for 2020 of 1,450 MMcf/d increased slightly from 1,443 MMcf/d for 2019 (2018 – 1,490 MMcf/d). The increase in natural gas production for 2020 from 2019 primarily reflected added volumes from opportunities identified by the Company in the first half of 2020 and the acquisition of Painted Pony on October 6, 2020, partially offset by the impact of natural field declines.
North America – Oil Sands Mining and Upgrading
SCO production before royalties for 2020 of 417,351 bbl/d increased 6% from 395,133 bbl/d for 2019 (2018 – 426,190 bbl/d). The increase in SCO production for 2020 from 2019 primarily reflected high utilization rates and operational enhancements, partially offset by the impact of planned maintenance activities.
North Sea
North Sea crude oil production before royalties for 2020 of 23,142 bbl/d decreased 17% from 27,919 bbl/d for 2019 (2018 – 23,965 bbl/d). The decrease in production for 2020 from 2019 primarily reflected the permanent cessation of production at the Banff and Kyle fields on June 1, 2020 and natural field declines.
Offshore Africa
Offshore Africa crude oil production before royalties for 2020 decreased 20% to 17,022 bbl/d from 21,371 bbl/d for 2019 (2018 – 19,662 bbl/d). The decrease in production for 2020 from 2019 primarily reflected natural field declines.
Corporate Production Targets for 2021
The Company targets production levels in 2021 to average between 920,000 bbl/d and 980,000 bbl/d of liquids production, including crude oil, SCO and NGLs and between 1,620 MMcf/d and 1,680 MMcf/d of natural gas production. Production targets constitute forward-looking information. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.

Canadian Natural Resources Limited	16	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
INTERNATIONAL CRUDE OIL INVENTORY VOLUMES
The Company recognizes revenue on its crude oil production when control of the product passes to the customer and delivery has taken place. Revenue has not been recognized in the International segments on crude oil volumes held in various storage facilities or FPSOs, as follows:

(bbl)	2020	2019	2018
North Sea	450,889	344,726	71,832
Offshore Africa	521,244	519,504	404,475
	972,133	864,230	476,307
Exploration and Production
OPERATING HIGHLIGHTS

	2020	2019	2018
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$31.90	$55.08	$46.92
Transportation (3)	3.85	3.48	3.08
Realized sales price, net of transportation	28.05	51.60	43.84
Royalties	2.59	6.08	5.08
Production expense	12.42	13.81	15.69
Netback	$13.04	$31.71	$23.07
Natural gas ($/Mcf) (1)
Sales price	$2.40	$2.34	$2.61
Transportation	0.43	0.42	0.47
Realized sales price, net of transportation	1.97	1.92	2.14
Royalties	0.08	0.08	0.08
Production expense	1.18	1.22	1.36
Netback	$0.71	$0.62	$0.70
Barrels of oil equivalent ($/BOE) (1)
Sales price (2)	$26.15	$40.50	$34.62
Transportation (3)	3.44	3.14	2.96
Realized sales price, net of transportation	22.71	37.36	31.66
Royalties	1.89	4.09	3.27
Production expense	10.67	11.49	12.71
Netback	$10.15	$21.78	$15.68
(1)Amounts expressed on a per unit basis are based on sales volumes.
(2)Net of blending costs and excluding risk management activities.
(3)Excludes the impact of a $143 million provision recognized in 2020, relating to the Keystone XL pipeline project.

Canadian Natural Resources Limited	17	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
PRODUCT PRICES

	2020	2019	2018
Crude oil and NGLs ($/bbl) (1) (2)
North America	$30.31	$51.43	$41.82
North Sea	$50.09	$86.76	$87.41
Offshore Africa	$50.95	$83.68	$90.95
Average	$31.90	$55.08	$46.92
Natural gas ($/Mcf) (1)
North America	$2.34	$2.18	$2.33
North Sea	$2.74	$6.52	$12.08
Offshore Africa	$7.77	$7.41	$7.34
Average	$2.40	$2.34	$2.61
Average ($/BOE) (1) (2)	$26.15	$40.50	$34.62
(1)Amounts expressed on a per unit basis are based on sales volumes.
(2)Net of blending costs and excluding risk management activities.
North America - Product Prices
North America realized crude oil prices decreased 41% to average $30.31 per bbl for 2020 from $51.43 per bbl for 2019 (2018 – $41.82 per bbl), primarily due to lower WTI benchmark pricing due to decreased demand for refined products as a result of COVID-19.
North America realized natural gas prices increased 7% to average $2.34 per Mcf for 2020 from $2.18 per Mcf for 2019 (2018 – $2.33 per Mcf). The increase in realized natural gas prices for 2020 from 2019 primarily reflected lower production levels from the Basin.
The Company continues to focus on its crude oil marketing strategy including a blending strategy that expands markets within current pipeline infrastructure, supporting pipeline projects that will provide capacity to transport crude oil to new markets, and working with refiners to add incremental heavy crude oil and bitumen (thermal oil) conversion capacity. During 2020, the Company contributed approximately 145,000 bbl/d of heavy crude oil blends to the WCS stream.
The Company has 20-year transportation agreements to ship 94,000 bbl/d of crude oil on the proposed Trans Mountain Pipeline Expansion ("TMX"). The Canadian Energy Regulator ("CER") (formerly The National Energy Board) provided its recommendation that construction of the pipeline should proceed and the Federal cabinet approved the project on June 18, 2019. The majority of the TMX route has been approved but in October 2020, Trans Mountain applied for a variance from the CER to approve a route change for a portion of the route. In January 2021, the CER issued a hearing order in respect of the alternative route. Construction of the TMX is approximately 20% complete. However, construction activities have been subject to certain disruptions and temporary suspensions in 2020 and 2021 related to COVID-19 impacts and other matters. TMX construction is scheduled for completion by the end of 2022.
The Company also has 20-year transportation agreements to ship 200,000 bbl/d of crude oil on the proposed TC Energy Keystone XL Pipeline. The presidential permit granted in 2019 was revoked on January 20, 2021 following the US presidential inauguration. All pre-construction activities have been halted by TC Energy while it evaluates its potential options in light of the latest regulatory hurdles. The Company has recognized a provision of $143 million ($110 million after-tax) in transportation, blending and feedstock expense related to these matters.
Comparisons of the prices received in North America Exploration and Production by product type were as follows:

(Yearly average)	2020	2019	2018
Wellhead Price (1) (2)
Light and medium crude oil and NGLs ($/bbl)	$33.42	$49.54	$52.87
Pelican Lake heavy crude oil ($/bbl)	$33.57	$57.82	$43.30
Primary heavy crude oil ($/bbl)	$31.81	$55.38	$38.98
Bitumen (thermal oil) ($/bbl)	$28.11	$48.27	$33.66
Natural gas ($/Mcf)	$2.34	$2.18	$2.33
(1)Amounts expressed on a per unit basis are based on sales volumes.
(2)Net of blending costs and excluding risk management activities.

Canadian Natural Resources Limited	18	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
North Sea - Product Prices
North Sea realized crude oil prices decreased 42% to average $50.09 per bbl for 2020 from $86.76 per bbl for 2019 (2018 – $87.41 per bbl). Realized crude oil prices per barrel in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting. The decrease in realized crude oil prices for 2020 from 2019 reflected prevailing Brent benchmark pricing at the time of liftings, together with the impact of movements in the Canadian dollar.
Offshore Africa - Product Prices
Offshore Africa realized crude oil prices decreased 39% to average $50.95 per bbl for 2020 from $83.68 per bbl for 2019 (2018 – $90.95 per bbl). Realized crude oil prices per barrel in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting. The decrease in realized crude oil prices in 2020 reflected prevailing Brent benchmark pricing at the time of liftings, together with the impact of movements in the Canadian dollar.
ROYALTIES

	2020	2019	2018
Crude oil and NGLs ($/bbl) (1)
North America	$2.72	$6.56	$5.36
North Sea	$0.12	$0.16	$0.22
Offshore Africa	$2.17	$4.74	$6.00
Average	$2.59	$6.08	$5.08
Natural gas ($/Mcf) (1)
North America	$0.07	$0.07	$0.07
Offshore Africa	$0.37	$0.63	$1.00
Average	$0.08	$0.08	$0.08
Average ($/BOE) (1)	$1.89	$4.09	$3.27
(1)Amounts expressed on a per unit basis are based on sales volumes.
North America - Royalties
Government royalties on a significant portion of North America crude oil and NGLs production fall under the oil sands royalty regime and are calculated on a project by project basis as a percentage of gross revenue less operating, capital and abandonment costs incurred.
North America crude oil and natural gas royalties for 2020 and the comparable periods reflected movements in benchmark commodity prices. North America crude oil royalties also reflected fluctuations in the WCS Heavy Differential and changes in the production mix between high and low royalty rate product types.
Crude oil and NGLs royalty rates averaged approximately 9% of product sales for 2020 compared with 13% of product sales for 2019 (2018 – 14%). The decrease in royalty rates for 2020 from 2019 primarily reflected lower realized crude oil prices.
Natural gas royalty rates averaged approximately 3% of product sales for 2020, comparable with 3% of product sales for 2019 (2018 – 4%).
Offshore Africa - Royalties
Under the terms of the various Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing, capital expenditures and production expenses, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 4% for 2020 compared with 6% of product sales for 2019 (2018 – 7%). Royalty rates as a percentage of product sales reflected the timing of liftings and the status of payout in the various fields.

Canadian Natural Resources Limited	19	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
PRODUCTION EXPENSE

	2020	2019	2018
Crude oil and NGLs ($/bbl) (1)
North America	$11.21	$12.41	$13.48
North Sea	$36.51	$36.39	$39.89
Offshore Africa	$13.29	$11.21	$26.34
Average	$12.42	$13.81	$15.69
Natural gas ($/Mcf) (1)
North America	$1.14	$1.16	$1.25
North Sea	$3.72	$3.40	$5.29
Offshore Africa	$3.58	$2.60	$2.76
Average	$1.18	$1.22	$1.36
Average ($/BOE) (1)	$10.67	$11.49	$12.71
(1)Amounts expressed on a per unit basis are based on sales volumes.
North America - Production Expense
North America crude oil and NGLs production expense for 2020 averaged $11.21 per bbl, a decrease of 10% from $12.41 per bbl for 2019 (2018 – $13.48 per bbl). The decrease in crude oil and NGLs production expense per bbl for 2020 from 2019 primarily reflected the impact of increased thermal oil volumes, together with operating cost synergies at Jackfish.
North America natural gas production expense for 2020 averaged $1.14 per Mcf, comparable with $1.16 per Mcf for 2019 (2018 – $1.25 per Mcf). Natural gas production expense per Mcf for 2020 from 2019 primarily reflected the Company's strategy to own and control its infrastructure and its continued focus on cost control.
North Sea - Production Expense
North Sea crude oil production expense for 2020 averaged $36.51 per bbl, comparable with $36.39 per bbl for 2019 (2018 – $39.89 per bbl).
Offshore Africa - Production Expense
Offshore Africa crude oil production expense for 2020 averaged $13.29 per bbl, an increase of 19% from $11.21 per bbl for 2019 (2018 – $26.34 per bbl). The increase in crude oil production expense per bbl for 2020 from 2019 was primarily due to lower volumes on a relatively fixed cost base. Offshore Africa production expense also reflected fluctuations in the Canadian dollar.
DEPLETION, DEPRECIATION AND AMORTIZATION

($ millions, except per BOE amounts)	2020	2019	2018
North America	$3,780	$3,326	$3,132
North Sea	277	308	257
Offshore Africa	190	242	201
Expense	$4,247	$3,876	$3,590
$/BOE (1)	$15.45	$15.22	$15.12
(1)Amounts expressed on a per unit basis are based on sales volumes.
Depletion, depreciation and amortization expense for 2020 of $15.45 per BOE was comparable with $15.22 per BOE for 2019 (2018 – $15.12 per BOE).

Canadian Natural Resources Limited	20	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
ASSET RETIREMENT OBLIGATION ACCRETION

($ millions, except per BOE amounts)	2020	2019	2018
North America	$97	$95	$87
North Sea	30	28	29
Offshore Africa	6	6	9
Expense	$133	$129	$125
$/BOE (1)	$0.48	$0.51	$0.53
(1)Amounts expressed on a per unit basis are based on sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for 2020 of $0.48 per BOE decreased 6% from $0.51 per BOE for 2019 (2018 – $0.53 per BOE). Fluctuations in asset retirement obligation accretion expense on a per BOE basis primarily reflect fluctuating sales volumes.
Oil Sands Mining and Upgrading
OPERATING HIGHLIGHTS
The Company continues to focus on safe, reliable and efficient operations and leveraging its technical expertise across the Horizon and AOSP sites. Production in 2020 averaged 417,351 bbl/d, reflecting the ramp-up of production after the completion of expansion activities at AOSP and the successful planned maintenance activities at Horizon, as well as the impact of the Company's curtailment optimization strategy, including the suspension of mandatory Government of Alberta curtailment effective December 1, 2020.
The Company incurred production costs, excluding natural gas costs, of $2,968 million for 2020, a $183 million, or 6% decrease from 2019.
PRODUCT PRICES, ROYALTIES AND TRANSPORTATION

($/bbl) (1)	2020	2019	2018
SCO realized sales price (2)	$43.98	$70.18	$68.61
Bitumen value for royalty purposes (3)	$25.82	$50.79	$40.02
Bitumen royalties (4)	$0.51	$3.31	$3.09
Transportation	$1.23	$1.29	$1.61
(1)Amounts expressed on a per unit basis are based on sales volumes.
(2)Net of blending and feedstock costs.
(3)Calculated as the annual average of the bitumen valuation methodology price.
(4)Calculated based on bitumen royalties expensed during the year; divided by the corresponding SCO sales volumes.
The realized SCO sales price averaged $43.98 per bbl for 2020, a decrease of 37% from $70.18 per bbl for 2019 (2018 – $68.61 per bbl). The decrease in the realized SCO sales price for 2020 compared to 2019 primarily reflected the decrease in WTI benchmark pricing.
Transportation expense averaged $1.23 per bbl for 2020, comparable with $1.29 per bbl for 2019 (2018 – $1.61 per bbl).

Canadian Natural Resources Limited	21	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
PRODUCTION COSTS
The following tables are reconciled to the Oil Sands Mining and Upgrading production costs disclosed in note 22 to the Company’s audited consolidated financial statements.

($ millions)	2020	2019	2018
Production costs, excluding natural gas costs	$2,968	$3,151	$3,265
Natural gas costs	146	125	102
Production costs	$3,114	$3,276	$3,367

($/bbl) (1)	2020	2019	2018
Production costs, excluding natural gas costs	$19.50	$21.70	$21.09
Natural gas costs	0.96	0.86	0.66
Production costs	$20.46	$22.56	$21.75
Sales (bbl/d)	415,741	397,735	424,112
(1)Amounts expressed on a per unit basis are based on sales volumes.
Production costs for 2020 decreased by $2.10 per bbl or 9% to $20.46 per bbl from $22.56 per bbl for 2019 (2018 – $21.75 per bbl). The decrease in production costs per bbl for 2020 from 2019 primarily reflected high reliability and operational enhancements at both Horizon and AOSP. The Company continued to focus on cost control and efficiencies across the entire asset base.
DEPLETION, DEPRECIATION AND AMORTIZATION

($ millions, except per bbl amounts)	2020	2019	2018
Expense	$1,784	$1,656	$1,557
$/bbl (1)	$11.73	$11.41	$10.06
(1)Amounts expressed on a per unit basis are based on sales volumes.
Depletion, depreciation and amortization expense for 2020 of $11.73 per bbl was comparable with $11.41 per bbl for 2019 (2018 – $10.06 per bbl). Fluctuations in depletion, depreciation and amortization on a per barrel basis primarily reflect fluctuating sales volumes from different underlying operations.
ASSET RETIREMENT OBLIGATION ACCRETION

($ millions, except per bbl amounts)	2020	2019	2018
Expense	$72	$61	$61
$/bbl (1)	$0.47	$0.42	$0.40
(1)Amounts expressed on a per unit basis are based on sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for 2020 of $0.47 per bbl increased 12% from $0.42 per bbl for 2019 (2018 – $0.40 per bbl). Fluctuations in asset retirement obligation accretion expense on a per barrel basis primarily reflect fluctuating sales volumes.

Canadian Natural Resources Limited	22	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Midstream and Refining

($ millions)	2020	2019	2018
Product sales
Crude oil and NGLs, midstream activities	$83	$88	$102
NWRP, refined product sales	202	—	—
Segmented revenue	285	88	102
Less:
Production expenses
NWRP, refining toll	166	—	—
Midstream	18	20	21
NWRP, transportation and feedstock costs	181	—	—
Depreciation	15	14	14
Equity loss from investment in NWRP	—	287	5
Segmented earnings (loss) before taxes	$(95)	$(233)	$62
The Company's Midstream and Refining assets consist of two crude oil pipeline systems, a 50% working interest in an 84-megawatt cogeneration plant at Primrose and the Company's 50% interest in NWRP. Approximately 30% of the Company's heavy crude oil production was transported to international mainline liquid pipelines via the 100% owned and operated ECHO and Pelican Lake pipelines. The Midstream pipeline asset ownership allows the Company to control transportation costs, earn third party revenue, and manage the marketing of heavy crude oils.
NWRP operates a 50,000 bbl/d bitumen upgrader and refinery that targets to process 12,500 bbl/d of bitumen feedstock for the Company and 37,500 bbl/d of bitumen feedstock for the Alberta Petroleum Marketing Commission, an agent of the Government of Alberta, under a 30-year fee-for-service tolling agreement.
On June 1, 2020, the refinery achieved the Commercial Operation Date, pursuant to the terms of the tolling agreement. The Company is unconditionally obligated to pay its 25% pro rata share of the debt tolls over the 30-year tolling period. For the year ended December 31, 2020, production of ultra-low sulphur diesel and other refined products averaged 58,694 BOE/d (14,673 BOE/d to the Company).
NWRP has a secured $3,500 million syndicated credit facility, of which $2,000 million is revolving and matures in June 2021 and the remaining $1,500 million is fully drawn on a non-revolving basis. In 2019, NWRP extended the $1,500 million non-revolving facility, previously scheduled to mature in February 2020, to February 2021. Subsequent to December 31, 2020, NWRP extended the $1,500 million non-revolving facility to June 2021. As at December 31, 2020, NWRP had borrowings of $2,866 million under the secured syndicated credit facility.
The Company's unrecognized share of the equity loss from NWRP for 2020 was $94 million (December 31, 2019 – recognized equity loss of $287 million and unrecognized equity loss of $59 million; December 31, 2018 – recognized equity loss of $5 million). As at December 31, 2020, the cumulative unrecognized share of losses from NWRP was $153 million (December 31, 2019 – $59 million).

Canadian Natural Resources Limited	23	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Corporate and Other
ADMINISTRATION EXPENSE

($ millions, except per BOE amounts)	2020	2019	2018
Expense	$391	$344	$325
$/BOE (1)	$0.92	$0.86	$0.83
(1)Amounts expressed on a per unit basis are based on sales volumes.
Administration expense for 2020 of $0.92 per BOE increased 7% from $0.86 per BOE for 2019 (2018 – $0.83 per BOE). Administration expense per BOE increased for 2020 from 2019 primarily due to lower overhead recoveries and increased corporate and personnel costs.
SHARE-BASED COMPENSATION

($ millions)	2020	2019	2018
(Recovery) expense	$(82)	$223	$(146)
The Company’s Stock Option Plan provides employees with the right to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognized an $82 million share-based compensation recovery for 2020, primarily as a result of the measurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the period, and changes in the Company’s share price. Included within the share-based compensation recovery for 2020 was an expense of $21 million related to PSUs granted to certain executive employees (2019 – $49 million expense; 2018 – $8 million expense). For 2020, the Company charged $5 million of share-based compensation costs to the Oil Sands Mining and Upgrading segment (2019 – $5 million charged, 2018 – $19 million recovered).
INTEREST AND OTHER FINANCING EXPENSE

($ millions, except per BOE amounts and interest rates)	2020	2019	2018
Expense, gross	$780	$889	$808
Less: capitalized interest	24	53	69
Expense, net	$756	$836	$739
$/BOE (1)	$1.77	$2.09	$1.88
Average effective interest rate	3.5%	4.0%	3.9%
(1)Amounts expressed on a per unit basis are based on sales volumes.
Gross interest and other financing expense for 2020 decreased from 2019 primarily due to lower interest rates. Capitalized interest of $24 million for 2020 was related to residual project activities at Horizon.
Net interest and other financing expense per BOE for 2020 decreased 15% to $1.77 per BOE from $2.09 per BOE for 2019 (2018 – $1.88 per BOE). The decrease in net interest and other financing expense per BOE for 2020 from 2019 was primarily due to lower average interest rates.
The Company’s average effective interest rate for 2020 decreased from 2019 primarily due to the impact of lower benchmark interest rates on the Company's outstanding bank credit facilities and US commercial paper program.

Canadian Natural Resources Limited	24	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
RISK MANAGEMENT ACTIVITIES
The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

($ millions)	2020	2019	2018
Foreign currency contracts	$16	$13	$(77)
Natural gas financial instruments	16	(1)	5
Crude oil and NGLs financial instruments	—	52	(27)
Net realized loss (gain)	$32	$64	$(99)

Foreign currency contracts	$(3)	$15	$(47)
Natural gas financial instruments	(36)	15	(4)
Crude oil and NGLs financial instruments	—	(17)	16
Net unrealized (gain) loss	$(39)	$13	$(35)
Net (gain) loss	$(7)	$77	$(134)
During 2020, net realized risk management losses were related to the settlement of foreign currency contracts and natural gas financial instruments. The Company recorded a net unrealized gain of $39 million ($31 million after-tax) on its risk management activities for 2020, including the impact of natural gas financial instruments from the Painted Pony acquisition in 2020 (2019 – $13 million unrealized loss, $14 million after-tax; 2018 – $35 million unrealized gain, $36 million after-tax).
Further details related to outstanding derivative financial instruments at December 31, 2020 are disclosed in note 19 to the Company's audited consolidated financial statements.
FOREIGN EXCHANGE

($ millions)	2020	2019	2018
Net realized (gain) loss	$(159)	$(22)	$121
Net unrealized (gain) loss	(116)	(548)	706
Net (gain) loss (1)	$(275)	$(570)	$827
(1)Amounts are reported net of the hedging effect of cross currency swaps.
The net realized foreign exchange gain for 2020 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling, and the settlement of the US$500 million cross currency swaps in 2020. The net unrealized foreign exchange gain for 2020 was primarily related to the impact of a stronger Canadian dollar with respect to outstanding US dollar debt. The net unrealized (gain) loss for each of the periods presented reflected the impact of the cross currency swaps, including the settlement of US$500 million in cross currency swaps in 2020 (2020 – unrealized loss of $150 million, 2019 – unrealized loss of $71 million, 2018 – unrealized gain of $118 million). The US/Canadian dollar exchange rate at December 31, 2020 was US$0.7840 (December 31, 2019 – US$0.7713, December 31, 2018 – US$0.7328).

Canadian Natural Resources Limited	25	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
INCOME TAXES

($ millions, except income tax rates)	2020	2019	2018
North America (1)	$(245)	$354	$312
North Sea	(4)	112	28
Offshore Africa	17	44	54
PRT – North Sea	(31)	(89)	(29)
Other taxes	6	13	9
Current income tax (recovery) expense	(257)	434	374
Deferred corporate income tax (recovery) expense	(181)	(895)	540
Deferred PRT – North Sea	—	1	17
Deferred income tax (recovery) expense	(181)	(894)	557
Income tax (recovery) expense	(438)	(460)	931
Income tax rate and other legislative changes	—	1,618	—
	$(438)	$1,158	$931
Effective income tax rate on adjusted net earnings (loss) from operations (2)	34%	25%	21%
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Excludes the impact of current and deferred PRT and other current income tax.
The effective income tax rate for 2020 and the comparable years included the impact of non-taxable items in North America and North Sea and the impact of differences in jurisdictional income and tax rates in the countries in which the Company operates, in relation to net earnings (loss).
The current corporate income tax and PRT in the North Sea in 2020 and the comparable years included the impact of carrybacks of abandonment expenditures related to decommissioning activities at the Company's platforms in the North Sea.
During 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 1, 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. As a result of this corporate income tax rate reduction, the Company's deferred corporate income tax liability decreased by $1,618 million for 2019. During 2020, the Government of Alberta substantively enacted legislation to accelerate this reduction, lowering the corporate tax rate from 10% to 8%, effective July 1, 2020. This acceleration did not have a significant impact on the Company's deferred corporate income tax liability for 2020.
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
During 2020, the Company filed Scientific Research and Experimental Development claims of approximately $246 million (2019 – $250 million; 2018 – $265 million) relating to qualifying research and development expenditures for Canadian income tax purposes.

Canadian Natural Resources Limited	26	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Net Capital Expenditures (1)

($ millions)	2020	2019	2018
Exploration and Evaluation
Net property (dispositions) acquisitions (2)	$(31)	$90	$(74)
Net expenditures	36	74	122
Total Exploration and Evaluation	5	164	48
Property, Plant and Equipment
Net property acquisitions (2) (3)	536	3,208	98
Well drilling, completion and equipping	429	775	1,446
Production and related facilities	580	1,028	1,262
Capitalized interest and other	60	81	106
Total Property, Plant and Equipment	1,605	5,092	2,912
Total Exploration and Production	1,610	5,256	2,960
Oil Sands Mining and Upgrading
Project costs	258	436	438
Sustaining capital	839	933	665
Turnaround costs	196	118	112
Acquisitions of Exploration and Evaluation assets (4)	—	—	218
Capitalized interest and other	30	38	14
Total Oil Sands Mining and Upgrading	1,323	1,525	1,447
Midstream and Refining	5	10	13
Abandonments (5)	249	296	290
Head office	19	34	21
Total net capital expenditures	$3,206	$7,121	$4,731
By segment
North America (2) (3)	$1,389	$4,831	$2,671
North Sea	122	196	131
Offshore Africa	99	229	158
Oil Sands Mining and Upgrading (4)	1,323	1,525	1,447
Midstream and Refining	5	10	13
Abandonments (5)	249	296	290
Head office	19	34	21
Total	$3,206	$7,121	$4,731
(1)Net capital expenditures exclude the impact of lease assets and fair value and revaluation adjustments, and include non-cash transfers of property, plant and equipment to inventory due to change in use.
(2)Includes cash consideration paid of $91 million for exploration and evaluation assets and $3,126 million for property, plant and equipment acquired from Devon in 2019.
(3)Includes cash consideration of $111 million and the settlement of long-term debt of $397 million assumed in the acquisition of Painted Pony in 2020.
(4)In the third quarter of 2018, total purchase consideration for the acquisition of the Joslyn oil sands project included $222 million for exploration and evaluation assets and $4 million for asset retirement obligations assumed. In the fourth quarter of 2018, following integration of the Joslyn oil sands project into the Horizon mine plan and determination of proved crude oil reserves, the exploration and evaluation assets were transferred to property, plant, and equipment.
(5)Abandonments represent expenditures to settle asset retirement obligations and have been reflected as capital expenditures in this table.

Canadian Natural Resources Limited	27	2020 - Management's Discussion and Analysis

Principal Documents Exhibits

NET CAPITAL EXPENDITURES, AS RECONCILED TO CASH FLOWS USED IN INVESTING ACTIVITIES
($ millions)	2020	2019	2018
Cash flows used in investing activities	$2,819	$7,255	$4,814
Net change in non-cash working capital (1)	(383)	(430)	(345)
Repayment of NWRP subordinated debt (2)	124	—	—
Investment in other long-term assets	—	—	(28)
Abandonment expenditures (3)	249	296	290
Other (4)	397	—	—
Net capital expenditures	$3,206	$7,121	$4,731
(1)Includes net working capital and other long-term assets of $195 million related to the acquisition of assets from Devon in 2019.
(2)Relates to a partial repayment of the Company's subordinated debt advances to NWRP.
(3)The Company excludes abandonment expenditures from "Adjusted Funds Flow, as Reconciled to Cash Flows from Operating Activities" in the "Financial and Operational Highlights" section of this MD&A.
(4)Relates to the settlement of long-term debt assumed in the acquisition of Painted Pony in 2020.
The Company’s strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core areas. The Company focuses on maintaining its land inventories to enable the continuous development of play types and geological trends, greatly reducing overall exploration risk. By owning associated infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production expenses.
DRILLING ACTIVITY (1)

(number of net wells)	2020	2019	2018
Net successful natural gas wells	30	19	18
Net successful crude oil wells (2)	42	86	483
Dry wells	—	3	9
Stratigraphic test / service wells	372	447	615
Total	444	555	1,125
Success rate (excluding stratigraphic test / service wells)	100%	97%	98%
(1)Includes drilling activity for North America and International segments.
(2)Includes bitumen wells.
North America
During 2020, the Company targeted 30 net natural gas wells, 6 net primary heavy crude oil wells, 6 net bitumen (thermal oil) wells and 29 net wells targeting light crude oil.
North Sea
During 2020, the Company completed 1 gross light crude oil well (1.0 on a net basis).

Canadian Natural Resources Limited	28	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
Liquidity and Capital Resources

($ millions, except ratios)	2020	2019	2018
Working capital (1)	$626	$241	$(601)

Long-term debt (2) (3)	$21,453	$20,982	$20,623
Less: cash and cash equivalents	184	139	101
Long-term debt, net	$21,269	$20,843	$20,522

Share capital	$9,606	$9,533	$9,323
Retained earnings	22,766	25,424	22,529
Accumulated other comprehensive income	8	34	122
Shareholders’ equity	$32,380	$34,991	$31,974

Debt to book capitalization (3) (4)	40%	37%	39%
Debt to market capitalization (3) (5)	37%	30%	34%
After-tax return on average common shareholders’ equity (6)	(1)%	16%	8%
After-tax return on average capital employed (3) (7)	—%	11%	6%
(1)Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)Includes the current portion of long-term debt (2020 - $1,343 million, 2019 - $2,391 million, 2018 - $1,141 million).
(3)Long-term debt is stated at its carrying value, net of original issue discounts and premiums and transaction costs.
(4)Calculated as net current and long-term debt; divided by the book value of common shareholders’ equity plus net current and long-term debt.
(5)Calculated as net current and long-term debt; divided by the market value of common shareholders’ equity plus net current and long-term debt.
(6)Calculated as net earnings (loss) for the year; as a percentage of average common shareholders’ equity for the year.
(7)Calculated as net earnings (loss) plus after-tax interest and other financing expense for the year; as a percentage of average capital employed (defined as current and long-term debt plus shareholders' equity) for the year.
As at December 31, 2020, the Company’s capital resources consisted primarily of cash flows from operating activities, available bank credit facilities and access to debt capital markets. Cash flows from operating activities and the Company’s ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the "Business Environment" section and in the "Risks and Uncertainties" section of this MD&A. In addition, the Company’s ability to renew existing bank credit facilities and raise new debt reflects current credit ratings as determined by independent rating agencies, and market conditions. The Company continues to believe that its internally generated cash flows from operating activities supported by the implementation of its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long-term and support its growth strategy.
On an ongoing basis the Company continues to focus on its balance sheet strength and available liquidity by:
▪Monitoring cash flows from operating activities, which is the primary source of funds;
▪Monitoring exposure to individual customers, contractors, suppliers and joint venture partners on a regular basis and when appropriate, ensuring parental guarantees or letters of credit are in place, and as applicable, taking other mitigating actions to minimize the impact in the event of a default;
▪Actively managing the allocation of maintenance and growth capital to ensure it is expended in a prudent and appropriate manner with flexibility to adjust to market conditions. The Company continues to exercise its capital flexibility to address commodity price volatility and its impact on operating expenditures, capital commitments and long-term debt;
▪Monitoring the Company's ability to fulfill financial obligations as they become due or the ability to monetize assets in a timely manner at a reasonable price;
▪Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages; and
▪Reviewing the Company's borrowing capacity:
◦During 2020, the Company issued $500 million of 1.45% notes due November 2023 and $300 million of 2.50% notes due January 2028. After issuing these securities, the Company had $2,200 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

Canadian Natural Resources Limited	29	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
◦During 2020, the Company issued US$600 million of 2.05% notes due July 2025 and US$500 million of 2.95% notes due July 2030. After issuing these securities, the Company had US$1,900 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2021. If issued these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
◦During 2020, the Company repaid $900 million of 2.05% medium-term notes and repaid $1,000 million of 2.89% medium-term notes.
◦Each of the Company's $2,425 million revolving credit facilities is extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal is repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.
◦Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers’ acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at December 31, 2020, the non-revolving term credit facilities were fully drawn.
◦During 2020, the $750 million non-revolving term credit facility, originally due February 2021, was extended to February 2022 and increased to $1,000 million. Subsequent to December 31, 2020, the facility was extended to February 2023.
◦During 2019, the Company entered into a $3,250 million non-revolving term credit facility to finance the acquisition of assets from Devon. During 2020, the Company repaid $162.5 million related to the required annual amortization, reducing the facility balance to $3,088 million. Subsequent to December 31, 2020, the Company repaid a further $362.5 million on the facility, reducing the outstanding balance to $2,725 million, and satisfying the required annual amortization of $162.5 million originally due in June 2021. The facility matures in June 2022.
◦The Company’s borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
As at December 31, 2020, the Company had undrawn revolving bank credit facilities of $4,958 million. Including cash and cash equivalents and short-term investments, the Company had approximately $5,447 million in liquidity. Additionally, the Company had in place fully drawn term credit facilities of $6,738 million. The Company also has certain other dedicated credit facilities supporting letters of credit. At December 31, 2020, the Company had $544 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
As at December 31, 2020, the Company had total US dollar denominated debt with a carrying amount of $16,746 million (US$13,129 million), before transaction costs and original issue discounts. This included $6,287 million (US$4,929 million) hedged by way of a cross currency swap (US$550 million) and foreign currency forwards (US$4,379 million). The fixed repayment amount of these hedging instruments is $6,337 million, resulting in a notional increase of the carrying amount of the Company’s US dollar denominated debt by approximately $50 million to $16,796 million as at December 31, 2020.
During 2020, the Company settled the US$500 million cross currency swaps designated as cash flow hedges of the US$500 million 3.45% US dollar debt securities due November 2021. The Company realized cash proceeds of $166 million on settlement.
Net long-term debt was $21,269 million at December 31, 2020, resulting in a debt to book capitalization ratio of 40% (December 31, 2019 – 37%, December 31, 2018 – 39%); this ratio is within the 25% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flows from operating activities are greater than current investment activities. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Further details related to the Company’s long-term debt at December 31, 2020 are discussed in note 11 to the Company’s audited consolidated financial statements.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at December 31, 2020, the Company was in compliance with this covenant.
The Company periodically utilizes commodity derivative financial instruments under its commodity hedge policy to reduce the risk of volatility in commodity prices and to support the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. Further details related to the Company’s commodity derivative financial instruments outstanding at December 31, 2020 are discussed in note 19 of the Company’s audited consolidated financial statements.

Canadian Natural Resources Limited	30	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
The maturity dates of long-term debt and other long-term liabilities and related interest payments were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Long-term debt (1)	$1,343	$4,887	$7,051	$8,279
Other long-term liabilities (2)	$345	$200	$435	$942
Interest and other financing expense (3)	$776	$693	$1,619	$4,452
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows: less than one year, $189 million; one to less than two years, $162 million; two to less than five years, $397 million; and thereafter, $942 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at December 31, 2020.
SHARE CAPITAL
As at December 31, 2020, there were 1,183,866,000 common shares outstanding (December 31, 2019 – 1,186,857,000 common shares) and 48,656,000 stock options outstanding. As at March 2, 2021, the Company had 1,185,574,000 common shares outstanding and 53,829,000 stock options outstanding.
On March 3, 2021, the Board of Directors approved an increase in the quarterly dividend to $0.47 per common share, beginning with the dividend payable on April 5, 2021. On March 4, 2020, the Board of Directors approved an increase in the quarterly dividend to $0.425 per common share. On March 6, 2019, the Board of Directors approved an increase in the quarterly dividend to $0.375 per common share. On February 28, 2018, the Board of Directors approved an increase in the quarterly dividend to $0.335 per common share. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On May 21, 2019, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the TSX, alternative Canadian trading platforms, and the NYSE, up to 59,729,706 common shares, over a 12-month period commencing May 23, 2019 and ending May 22, 2020. The Company did not renew its Normal Course Issuer Bid after its expiry in May 2020.
During 2020, the Company purchased 6,970,000 common shares at a weighted average price of $38.84 per common share for a total cost of $271 million. Retained earnings were reduced by $215 million, representing the excess of the purchase price of common shares over their average carrying value.
On March 3, 2021, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of a Normal Course Issuer Bid, up to 5.0% of its issued and outstanding common shares for the purpose of repurchasing a number of common shares approximately equal to the number of options exercised throughout the year in order to eliminate dilution for shareholders. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
Commitments and Contingencies
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2020:

($ millions)	2021	2022	2023	2024	2025	Thereafter
Product transportation and processing (1) (2)	$870	$817	$858	$841	$809	$10,370
North West Redwater Partnership service toll (3)	$163	$160	$160	$156	$150	$2,694
Offshore vessels and equipment	$64	$9	$—	$—	$—	$—
Field equipment and power	$28	$21	$21	$21	$21	$246
Other	$25	$21	$21	$22	$22	$16
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion. In addition, the Company has entered into certain product transportation agreements on pipelines that have not yet received regulatory and other approvals.
(2)The acquisition of Painted Pony in 2020 included approximately $2,400 million of product transportation and processing commitments.
(3)Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt component of the monthly cost of service tolls. Included in the cost of service tolls is $1,169 million of interest payable over the 30-year tolling period.
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

Canadian Natural Resources Limited	31	2020 - Management's Discussion and Analysis

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
Reserves
For the years ended December 31, 2020 and 2019, the Company retained Independent Qualified Reserves Evaluators to evaluate and review all of the Company’s total proved and total proved plus probable reserves. The evaluation and review was conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") requirements.
The following are reconciliation tables of the company gross total proved and total proved plus probable reserves using forecast prices and costs as at the effective date of December 31, 2020:

Total Proved	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2019	357	202	293	2,438	6,352	6,460	275	10,993
Discoveries	—	—	—	—	—	—	—	—
Extensions	2	—	—	17	720	226	11	787
Infill Drilling	3	3	—	—	—	290	13	66
Improved Recovery	—	—	—	73	—	—	—	73
Acquisitions	1	—	—	—	—	2,932	31	521
Dispositions	—	—	—	—	—	(4)	—	(1)
Economic Factors	(20)	(10)	(13)	—	—	(197)	(8)	(83)
Technical Revisions	4	8	6	45	43	297	19	175
Production	(31)	(26)	(21)	(91)	(153)	(541)	(15)	(426)
December 31, 2020 (1)	315	177	265	2,483	6,962	9,465	326	12,106

Total Proved Plus Probable	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2019	519	293	425	4,108	6,897	9,607	408	14,252
Discoveries	—	—	—	—	—	—	—	—
Extensions	3	1	—	21	717	374	20	825
Infill Drilling	4	4	—	—	—	384	17	88
Improved Recovery	—	—	—	106	—	—	—	106
Acquisitions	1	—	—	—	—	6,238	62	1,102
Dispositions	—	—	—	—	—	(5)	—	(1)
Economic Factors	(18)	(13)	(5)	—	—	(249)	(9)	(86)
Technical Revisions	(15)	1	(4)	13	34	113	17	65
Production	(31)	(26)	(21)	(91)	(153)	(541)	(15)	(426)
December 31, 2020 (1)	463	260	395	4,157	7,496	15,922	500	15,925
(1) Information in the reserves data tables may not add due to rounding. BOE values as presented may not calculate due to rounding.
At December 31, 2020, the total proved crude oil, bitumen (thermal oil) and NGLs reserves were 10,528 MMbbl, and total proved plus probable crude oil, bitumen (thermal oil) and NGLs reserves were 13,271 MMbbl. Total proved reserves additions and revisions replaced 282% of 2020 production. Additions to total proved reserves resulting from exploration and development activities, acquisitions, dispositions and future offset additions amounted to 872 MMbbl, and additions to total proved plus probable reserves amounted to 955 MMbbl. Net positive revisions amounted to 75 MMbbl for total proved reserves and 1 MMbbl for total proved plus probable reserves, primarily due to technical revisions.
At December 31, 2020, the total proved natural gas reserves were 9,465 Bcf, and total proved plus probable natural gas reserves were 15,922 Bcf. Total proved reserves additions and revisions replaced 656% of 2020 production. Additions to total proved reserves resulting from exploration and development activities, acquisitions, dispositions and future offset additions amounted to 3,445 Bcf, and additions to total proved plus probable reserves amounted to 6,991 Bcf. Net positive

Canadian Natural Resources Limited	32	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
revisions amounted to 100 Bcf for total proved reserves, primarily due to technical revisions, and net negative revisions amounted to 136 Bcf for total proved plus probable reserves, primarily due to economic factors.
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
Risks and Uncertainties
The Company is exposed to various operational risks inherent in the exploration, development, production and marketing of crude oil and NGLs and natural gas and the mining, extracting and upgrading of bitumen into SCO. These inherent risks include, but are not limited to, the following:
•Volatility in the prevailing prices of crude oil and NGLs, natural gas and refined products;
•The ability to find, produce and replace reserves, whether sourced from exploration, improved recovery or acquisitions, at a reasonable cost, including the risk of reserves revisions due to economic and technical factors. Reserves revisions can have a positive or negative impact on asset valuations, ARO and depletion rates;
•Reservoir quality and uncertainty of reserves estimates;
•Regulatory risk related to approval for exploration and development activities, which can add to costs or cause delays in projects;
•Labour risk associated with securing the manpower necessary to complete capital projects in a timely and cost effective manner;
•Operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting and upgrading the Company’s bitumen products;
•Timing and success of integrating the business and operations of acquired companies and assets;
•Credit risk related to non-payment for sales contracts or non-performance by counterparties to contracts, including derivative financial instruments and physical sales contracts as part of a hedging program;
•Interest rate risk associated with the Company’s ability to secure financing on commercially acceptable terms;
•Foreign exchange risk due to the effect of fluctuating exchange rates on the Company’s US dollar denominated debt and revenue from sales predominantly based on US dollar denominated benchmarks;
•Environmental impact risk associated with exploration and development activities, including GHG;
•Geopolitical risks associated with changing governments or governmental policies, social instability and other political, economic or diplomatic developments in the regions where the Company has its operations;
•Future legislative and regulatory developments related to environmental regulation, including GHG and carbon;
•Potential actions of governments, regulatory authorities and other stakeholders that may result in costs or restrictions in the jurisdictions where the Company has operations, including but not limited to restrictions on production;
•Changing royalty regimes;
•Business interruptions because of unexpected events such as fires or explosions whether caused by human error or nature, severe storms and other calamitous acts of nature, blowouts, freeze-ups, mechanical or equipment failures of facilities and infrastructure and other similar events affecting the Company or other parties whose operations or assets directly or indirectly impact the Company and that may or may not be financially recoverable;
•Epidemics or pandemics, such as COVID-19, have the potential to disrupt the Company’s operations, projects and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in their local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on the extent and severity of a potential outbreak and the areas or operations impacted. Depending on the severity, a large scale epidemic or pandemic could impact the international demand for commodities and have a corresponding impact on the prices realized by the Company, which could have a material adverse effect on the Company's financial condition;
•The ability to secure adequate transportation for products, which could be affected by pipeline constraints, the construction by third parties of new or expansion of existing pipeline capacity and other factors;

Canadian Natural Resources Limited	33	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
•The access to markets for the Company’s products;
•The risk of significant interruption or failure of the Company's information technology systems and related data and control systems or a significant breach that could adversely affect the Company's operations;
•Liquidity risk related to the Company's ability to fulfill financial obligations as they become due or ability to liquidate assets in a timely manner at a reasonable price; and
•Other circumstances affecting revenue and expenses.
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
For additional details regarding the Company’s risks and uncertainties, refer to the Company’s AIF for the year ended December 31, 2020.
Environment
The Company has a Corporate Statement on Environmental Management that affirms environmental stewardship as a fundamental value of the Company. The Company continues to invest in people, proven and new technologies, facilities and infrastructure to recover and process crude oil and natural gas resources efficiently and in an environmentally sustainable manner. Environmental, social, economic and health considerations are evaluated in new project designs and in operations to improve environmental performance. Processes are employed to avoid, mitigate, minimize or compensate for environmental effects. Working with local communities, the Company considers the interests and values of the people using the land in proximity to its operations, and where appropriate, adapts projects to recognize those matters.
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

Canadian Natural Resources Limited	34	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
The Plan and the Company's operating guidelines focus on minimizing the impact of operations while meeting regulatory requirements, regional management frameworks for air quality and emissions, ground and surface water and biodiversity, industry operating standards and guidelines, and internal corporate standards. Training and due diligence for operators and contractors is key to the effectiveness of the Company’s environmental management programs and the prevention of incidents to protect the environment. The Company, as part of this Plan, has implemented proactive programs that include:
•Environmental planning to assess impacts and implement avoidance and mitigation programs in order to maintain biodiversity for terrestrial and aquatic systems and high value ecosystems;
•Continued evaluation of new technologies to reduce environmental impacts, including support for Canada’s Oil Sands Innovation Alliance ("COSIA"), Petroleum Technology Alliance Canada ("PTAC") and other research institutions;
•Mitigation of the Company's climate change impacts through implementation of various CO2 emissions reduction and carbon capture projects including: CO2 injection for EOR, CO2 injection in tailings and the Quest Carbon Capture and Storage Facility; a methane emissions reduction program, including solution gas conservation to reduce methane venting, and an equipment retrofit program to reduce methane emissions from pneumatic equipment; and optimization of efficiencies at the Company’s facilities;
•Water programs to improve efficiency of use and recycle rates as well as to reduce fresh water use;
•Groundwater monitoring for all thermal in situ and mine operations;
•Effective reclamation and decommissioning programs across the Company’s operations, returning sites to their former state. In North America, well abandonment and progressive reclamation of large contiguous areas of land provides the foundation for the enhancement of biodiversity and functional wildlife habitats. In the Company's International operations, decommissioning activities continued at Banff, Kyle, Murchison, Ninian North and Olowi;
•Tailings management in Oil Sands Mining to minimize fine tailings and promote reclamation;
•Monitoring programs to assess changes to biodiversity, wildlife and fisheries in order to manage construction and operation effects and to assess reclamation success;
•Participation and support for the Oil Sands Monitoring Program of regional important resources;
•An active spill prevention and management program; and
•An internal environmental management system for compliance audit and inspection programs of operating facilities.
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 3.7% (2019 – 3.8%; 2018 – 5.0%). For 2020, the Company’s capital expenditures included $249 million for abandonment expenditures (2019 – $296 million; 2018 – $290 million). The Company’s estimated discounted ARO at December 31, 2020 was as follows:

($ millions)	2020	2019
Exploration and Production
North America	$2,899	$2,792
North Sea	787	816
Offshore Africa	174	161
Oil Sands Mining and Upgrading	1,999	2,000
Midstream and Refining	2	2
	$5,861	$5,771
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

Canadian Natural Resources Limited	35	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
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
Governments in jurisdictions in which the Company operates have developed or are developing GHG regulations as part of their national and international climate change commitments. The Company uses existing GHG regulations to determine the impact of compliance costs on current and future projects. The Company monitors the development of GHG regulations on an ongoing basis in the jurisdictions in which it operates to assess the impact of future regulatory developments on the Company's operations and planned projects. In Canada, the federal government has ratified the Paris climate change agreement, with a commitment to reduce GHG emissions by 30% from 2005 levels by 2030. Canada has also committed to reduce methane emissions from the upstream oil and natural gas sector by 40 - 45% by 2025, as compared to 2012 levels. In December 2020, the federal government announced its intention to surpass Canada's reduction target under the Paris Agreement, to increase the carbon price to $170/tonne in 2030, and to establish additional methane reduction targets for 2030 and 2035. The federal government is also developing: (i) a comprehensive management system for air pollutants and has released regulations pertaining to certain boilers, heaters and compressor engines operated by the Company; and (ii) a Clean Fuel Standard, which may affect production and consumption of fuels in Canada. Draft regulations under the Clean Fuel Standard were released in 2020 and are planned to take effect in December 2022. Aspects of the Clean Fuel Standard could potentially increase the cost of liquid fuels consumed in the Company's operations while also providing a potential mechanism to generate offset credits.
Carbon pricing regulatory systems in all provinces are subject to annual review by the federal government to assess the adequacy of the provincial systems against the federal Greenhouse Gas Pollution Pricing Act. Such future reviews may affect the carbon price and/or the stringency of provincial systems.
Effective January 1, 2020, the GHG regulation (the Carbon Competitiveness Incentive Regulation) was replaced with the Technology Innovation and Emissions Reduction Regulation ("TIER"). The coverage of TIER has expanded to include all of the Company's assets in Alberta (as an alternative to the federal fuel charge). The carbon price in Alberta was $30/tonne for emissions above the TIER-regulated limits in 2020, and the Alberta government increased the price to $40/tonne in 2021 and has announced its intention to increase the price to $50/tonne in 2022, in alignment with the federal carbon pricing schedule. Facilities with emissions in previous years above 100,000 tonnes of CO2e/year, or that have voluntarily opted into TIER are required to comply with the regulation. The non-operated Scotford Upgrader and the North West Redwater bitumen upgrader and refinery are also subject to compliance under the regulations.
In British Columbia, carbon tax is currently being assessed at $40/tonne of CO2e on fuel consumed and gas flared and vented in the province. Further increases in the carbon tax rate are currently paused as part of the British Columbia government's COVID-19 response plan, however, it is expected that increases will resume as COVID-19 relief measures are eased. The British Columbia government has implemented a program (the CleanBC Plan) to partially mitigate the impact of the carbon tax increases on emissions intensive trade exposed (EITE) sectors.
As part of its Prairie Resilience Plan, the Saskatchewan government has a regulation ("The Management and Reduction of Greenhouse Gases (Standards and Compliance) Regulations") that applies to facilities emitting more than 25 kilotonnes of CO2e annually and required the North Tangleflags in situ heavy oil facility and the Senlac in situ heavy crude oil facility to meet reduction targets for GHG emissions in 2020. This regulation also enables facilities below the threshold to aggregate and opt into the Saskatchewan regulatory system as an alternative to the federal fuel charge.
In Manitoba, the federal output-based pricing system applies for facilities with emissions greater than or equal to 10 kilotonnes of CO2e annually, and the federal fuel charge applies for facilities with emissions of less than 10 kilotonnes of CO2e annually.
By 2025, the federal government has committed to reduce methane emissions from the oil and gas sector by 40% to 45% below 2012 levels. The federal government's methane regulation came into effect on January 1, 2020 and applies nationally unless provinces reach equivalency agreements with the federal government, under which the federal regulation would not be in effect for those jurisdictions. The provinces of British Columbia, Alberta and Saskatchewan have implemented provincial methane regulations, and have reached equivalency agreements with the federal government. Accordingly, the applicable provincial methane regulations govern in the three western provinces whereas the federal methane regulation applies to methane emissions in the province of Manitoba.
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

Canadian Natural Resources Limited	36	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
In the UK, GHG regulations have been in effect since 2005. In Phase 1 (2005 - 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 - 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions. In Phase 3 (2013 - 2020) the Company’s CO2 allocation was further reduced. Following the UK's withdrawal from the European Union ("EU") on January 31, 2020, the UK continued to participate in the EU ETS for the 2020 compliance year. The post 2020 regulatory framework in the UK will broadly follow EU ETS rules and apply to energy intensive industries, the power generation sector and aviation. The new UK Registry is expected to be launched in 2021. The UK has confirmed that EU allowances will not be transferable into the UK Registry. The Company continues to focus on implementing reduction programs based on efficiency audits to reduce CO2 emissions at its offshore facilities and on trading mechanisms to ensure compliance with requirements now in effect.
Accounting Policies and Standards
CHANGES IN ACCOUNTING POLICIES
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
In October 2018, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS standards. Materiality is used in making judgements related to the preparation of financial statements. The Company prospectively adopted the amendments on January 1, 2020.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. In 2020, COVID-19 had an impact on the global economy, including the oil and gas industry. Business conditions in 2020 reflected the market uncertainty associated with COVID-19. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions, and judgements in the preparation of the audited consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Actual results may differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in this MD&A and the audited consolidated financial statements for the year ended December 31, 2020.
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

Canadian Natural Resources Limited	37	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
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
The estimated present values of ARO related to long-term assets are recognized as a liability in the period in which they are incurred. The provision for the ARO is estimated by discounting the expected future cash flows to settle the ARO at the Company’s weighted average credit-adjusted risk-free interest rate, which is currently 3.7%. Subsequent to initial measurement, the ARO is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense whereas changes in discount rates or estimated future cash flows are capitalized to or derecognized from property, plant and equipment. Changes in estimates would impact accretion and depletion expense in net earnings. In addition, differences between actual and estimated costs to settle the ARO, timing of cash flows to settle the obligation and future inflation rates may result in gains or losses on the final settlement of the ARO.
D) Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized based on the estimated income tax effects of temporary differences in the carrying amount of assets and liabilities in the consolidated financial statements and their respective tax bases, using income tax rates substantively enacted that are expected to apply when the asset or liability is recovered. Accounting for income taxes requires the Company to interpret frequently changing laws and regulations, including changing income tax rates, and make certain judgements with respect to the application of tax law, estimating the timing of temporary difference reversals, and estimating the realizability of tax assets. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes a liability for a tax filing position based on its assessment of the probability that additional taxes may ultimately be due.
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

Canadian Natural Resources Limited	38	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
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
G) Share-Based Compensation
The Company has made various assumptions in estimating the fair values of stock options granted including expected volatility, expected exercise timing and future forfeiture rates. At each period end, stock options outstanding are remeasured for changes in the estimated fair value of the liability.
H) Leases
Purchase, extension and termination options are included in certain of the Company's leases to provide operational flexibility. To measure the lease liability, the Company uses judgement to assess the likelihood of exercising these options. These assessments are reviewed when significant events or circumstances indicate that the likelihood of exercising these options may have changed. The Company also uses estimates to determine its incremental borrowing costs if the interest rate implicit in the lease is not readily determinable.
(I) Government Grants
The Company receives or is eligible for government grants, including those introduced in response to the impact of COVID-19. Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. Grants that are intended to compensate for expenses incurred are classified as other income.
Control Environment
The Company’s management, including the President and the Chief Financial Officer and Vice-President, Finance and Principal Accounting Officer, evaluated the effectiveness of disclosure controls and procedures as at December 31, 2020, and concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its annual filings and other reports filed with securities regulatory authorities in Canada and the United States is recorded, processed, summarized and reported within the time periods specified and such information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosures.
The Company’s management, including the President and the Chief Financial Officer and Vice-President, Finance and Principal Accounting Officer, also evaluated the effectiveness of internal control over financial reporting as at December 31, 2020, and concluded that internal control over financial reporting is effective. Further, there were no changes in the Company’s internal control over financial reporting during 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
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

Canadian Natural Resources Limited	39	2020 - Management's Discussion and Analysis

Principal Documents Exhibits

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
2021 CAPITAL BUDGET
On December 9, 2020, the Company announced its 2021 capital budget targeted at approximately $3,205 million, of which $1,345 million is related to conventional and unconventional assets and $1,860 million is allocated to long-life low decline assets.
Other
SENSITIVITY ANALYSIS
The following table is indicative of the annualized sensitivities of cash flows from operating activities and net earnings due to changes in certain key variables. The analysis is based on business conditions and sales volumes during the fourth quarter of 2020, excluding mark-to-market gains (losses) on risk management activities and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.

	Cash flows from Operating Activities ($ millions)	Cash flows from Operating Activities (per common share, basic)	Net earnings (loss) ($ millions)	Net earnings (loss) (per common share, basic)
Price changes
Crude oil – WTI US$1.00/bbl
Excluding financial derivatives	$315	$0.27	$315	$0.27
Including financial derivatives	$315	$0.27	$315	$0.27
Natural gas – AECO C$0.10/Mcf (1)
Excluding financial derivatives	$26	$0.02	$26	$0.02
Including financial derivatives	$21	$0.02	$21	$0.02
Volume changes
Crude oil – 10,000 bbl/d	$99	$0.08	$70	$0.06
Natural gas – 10 MMcf/d	$3	$—	$—	$—
Foreign currency rate change
$0.01 change in US$ (1)
Including financial derivatives	$139	$0.12	$4	$—
Interest rate change – 1%	$53	$0.05	$53	$0.05
(1)For details of financial instruments in place, refer to note 19 to the Company’s audited consolidated financial statements as at December 31, 2020.

Canadian Natural Resources Limited	40	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
DAILY PRODUCTION BY SEGMENT, BEFORE ROYALTIES

	Q1	Q2	Q3	Q4	2020	2019	2018
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	456,877	413,506	494,952	475,889	460,443	405,970	350,961
North America – Oil Sands Mining and Upgrading (1)	438,101	464,318	350,633	417,089	417,351	395,133	426,190
North Sea	27,755	26,627	21,220	17,057	23,142	27,919	23,965
Offshore Africa	15,943	17,444	17,537	17,155	17,022	21,371	19,662
Total	938,676	921,895	884,342	927,190	917,958	850,393	820,778
Natural gas (MMcf/d)
North America	1,407	1,431	1,340	1,623	1,450	1,443	1,490
North Sea	23	15	5	4	12	24	32
Offshore Africa	10	16	17	17	15	24	26
Total	1,440	1,462	1,362	1,644	1,477	1,491	1,548
Barrels of oil equivalent (BOE/d)
North America – Exploration and Production	691,435	651,929	718,315	746,333	702,168	646,443	599,310
North America – Oil Sands Mining and Upgrading (1)	438,101	464,318	350,633	417,089	417,351	395,133	426,190
North Sea	31,561	29,201	21,959	17,774	25,095	31,915	29,264
Offshore Africa	17,655	20,039	20,379	20,002	19,522	25,466	24,049
Total	1,178,752	1,165,487	1,111,286	1,201,198	1,164,136	1,098,957	1,078,813
(1) SCO production before royalties excludes SCO consumed internally as diesel.

Canadian Natural Resources Limited	41	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
PER UNIT RESULTS – EXPLORATION AND PRODUCTION

	Q1	Q2	Q3	Q4	2020	2019	2018
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$25.90	$18.97	$40.14	$40.56	$31.90	$55.08	$46.92
Transportation (3)	3.87	4.20	3.60	3.81	3.85	3.48	3.08
Realized sales price, net of transportation	22.03	14.77	36.54	36.75	28.05	51.60	43.84
Royalties	2.34	1.48	3.03	3.34	2.59	6.08	5.08
Production expense	13.71	12.53	11.03	12.47	12.42	13.81	15.69
Netback	$5.98	$0.76	$22.48	$20.94	$13.04	$31.71	$23.07
Natural gas ($/Mcf) (1)
Sales price	$2.22	$2.03	$2.31	$2.94	$2.40	$2.34	$2.61
Transportation	0.46	0.41	0.42	0.42	0.43	0.42	0.47
Realized sales price, net of transportation	1.76	1.62	1.89	2.52	1.97	1.92	2.14
Royalties	0.05	0.05	0.07	0.13	0.08	0.08	0.08
Production expense	1.31	1.15	1.18	1.10	1.18	1.22	1.36
Netback	$0.40	$0.42	$0.64	$1.29	$0.71	$0.62	$0.70
Barrels of oil equivalent ($/BOE) (1)
Sales price (2)	$21.90	$16.57	$32.28	$32.61	$26.15	$40.50	$34.62
Transportation (3)	3.50	3.61	3.28	3.37	3.44	3.14	2.96
Realized sales price, net of transportation	18.40	12.96	29.00	29.24	22.71	37.36	31.66
Royalties	1.70	1.05	2.25	2.44	1.89	4.09	3.27
Production expense	11.87	10.55	9.84	10.43	10.67	11.49	12.71
Netback	$4.83	$1.36	$16.91	$16.37	$10.15	$21.78	$15.68
(1)Amounts expressed on a per unit basis are based on sales volumes.
(2)Net of blending costs and excluding risk management activities.
(3)Excludes the impact of a $143 million provision recognized in the fourth quarter of 2020, relating to the Keystone XL pipeline project.

Canadian Natural Resources Limited	42	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
PER UNIT RESULTS – OIL SANDS MINING AND UPGRADING

	Q1	Q2	Q3	Q4	2020	2019	2018
Crude oil and NGLs ($/bbl) (1)
SCO sales price (2)	$50.88	$29.11	$48.92	$48.56	$43.98	$70.18	$68.61
Bitumen royalties (3)	0.87	0.15	0.46	0.59	0.51	3.31	3.09
Transportation	1.28	0.97	1.30	1.36	1.23	1.29	1.61
Production costs	20.76	17.74	23.81	20.20	20.46	22.56	21.75
Netback	$27.97	$10.25	$23.35	$26.41	$21.78	$43.02	$42.16
(1)Amounts expressed on a per unit basis are based on sales volumes.
(2)Net of blending and feedstock costs.
(3)Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.
TRADING AND SHARE STATISTICS

	Q1	Q2	Q3	Q4	2020	2019
TSX – C$
Trading volume (thousands)	462,841	588,540	358,734	456,299	1,866,414	904,013
Share Price ($/share)
High	$42.57	$30.10	$28.20	$32.49	$42.57	$42.56
Low	$9.80	$16.55	$21.25	$19.77	$9.80	$30.01
Close	$19.25	$23.55	$21.34	$30.59	$30.59	$42.00
Market capitalization as at December 31 ($ millions)					$36,214	$49,848
Shares outstanding (thousands)					1,183,866	1,186,857
NYSE – US$
Trading volume (thousands)	301,186	334,981	211,582	210,372	1,058,121	679,697
Share Price ($/share)
High	$32.79	$22.50	$21.21	$25.55	$32.79	$32.56
Low	$6.71	$11.77	$15.85	$14.85	$6.71	$22.58
Close	$13.55	$17.43	$16.01	$24.05	$24.05	$32.35
Market capitalization as at December 31 ($ millions)					$28,472	$38,395
Shares outstanding (thousands)					1,183,866	1,186,857

Canadian Natural Resources Limited	43	2020 - Management's Discussion and Analysis

Principal Documents Exhibits
ADDITIONAL DISCLOSURE
CERTIFICATIONS
The required disclosure is included in Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
As of the end of the registrant’s fiscal year ended December 31, 2020, an evaluation of the effectiveness of Canadian Natural’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was carried out by Canadian Natural’s management with the participation of Canadian Natural’s principal executive officer and principal financial officer. Based upon the evaluation, Canadian Natural’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, Canadian Natural’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Canadian Natural’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The required disclosure is included in the “Management’s Assessment of Internal Control Over Financial Reporting” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2020, filed as part of this Annual Report on Form 40-F.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2020, filed as part of this Annual Report on Form 40-F.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended December 31, 2020, there were no changes in Canadian Natural’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Canadian Natural’s internal control over financial reporting.
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

Canadian Natural Resources Limited	3	2020 - 40-F

Principal Documents Exhibits
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
AUDIT FEES
The aggregate fees billed for each of the last two fiscal years of Canadian Natural ended December 31, 2020 and December 31, 2019, for professional services rendered by PwC for the audit of its internal controls and annual consolidated financial statements in connection with statutory and regulatory filings or engagements for those fiscal years, unaudited reviews of the first, second and third quarters of its interim consolidated financial statements and audits of certain of Canadian Natural’s subsidiary companies’ annual financial statements were $2,207,000 for 2020 and were $2,580,000 for 2019.
Audit-Related Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2020 and December 31, 2019, for audit-related services by PwC including pension assets and Crown Royalty Statements were $412,000 for 2020 and were $536,000 for 2019. Canadian Natural’s Audit Committee approved all of these audit-related services.
Tax Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2020 and December 31, 2019, for professional services rendered by PwC for tax services related to expatriate personal tax compliance and other corporate tax return matters were $258,000 for 2020 and were $426,000 for 2019. Canadian Natural’s Audit Committee approved all of these tax-related services.
All Other Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2020 and December 31, 2019 for other services were $12,000 for 2020 and were $32,000 for 2019, related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Canadian Natural’s Audit Committee approved all of the noted services.
Audit Committee Pre-Approval Policies and Procedures
The Audit Committee’s duties and responsibilities include the review and approval of fees to be paid to the independent auditors, scope and timing of the audit and other related services rendered by the independent auditors. The Audit Committee also reviews and approves the independent auditor’s annual audit plan, including scope, staffing, locations and reliance upon management and internal audit department prior to the commencement of the audit and reviews and approves proposed non-audit services to be provided by the independent auditors, except those non-audit services prohibited by legislation. Canadian Natural did not rely on the de minimis exemption provided by paragraph (c)(7)(i)(c) of Rule 2.01 of Regulation S-X in 2020.
OFF BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Canadian Natural Resources Limited	4	2020 - 40-F

Principal Documents Exhibits
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
In the normal course of business, the Company has entered into various commitments that will have an impact on the Company’s future operations. The following table summarizes the Company’s commitments as at December 31, 2020:

($ millions)	2021	2022	2023	2024	2025	Thereafter
Product transportation and processing (1) (2)	$870	$817	$858	$841	$809	$10,370
North West Redwater Partnership service toll (3)	$163	$160	$160	$156	$150	$2,694
Offshore vessels and equipment	$64	$9	$—	$—	$—	$—
Field equipment and power	$28	$21	$21	$21	$21	$246
Other	$25	$21	$21	$22	$22	$16
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion. In addition, the Company has entered into certain product transportation agreements on pipelines that have not yet received regulatory and other approvals.
(2)The acquisition of Painted Pony Energy Ltd. in 2020 included approximately $2,400 million of product transportation and processing commitments.
(3)Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt component of the monthly cost of service tolls. Included in the cost of service tolls is $1,169 million of interest payable over the 30-year tolling period.

IDENTIFICATION OF THE AUDIT COMMITTEE
Canadian Natural has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Ms. C.M. Best, who chairs the Audit Committee and Messrs. W.A. Gobert, G. D. Giffin, D. A. Tuer.

MINE SAFETY DISCLOSURE
Not Applicable.

Canadian Natural Resources Limited	5	2020 - 40-F

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

Canadian Natural Resources Limited	6	2020 - 40-F

Principal Documents Exhibits
SIGNATURES

Pursuant to the requirements of the Exchange Act, Canadian Natural certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 24th day of March, 2021.

CANADIAN NATURAL RESOURCES LIMITED

By:	SIGNED “TIM S. MCKAY”
Name: Tim S. McKay
Title: President

Canadian Natural Resources Limited	7	2020 - 40-F

Principal Documents Exhibits
Documents filed as part of this report:
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Sproule Associates Limited, Independent Petroleum Engineering Consultants.

23.3	Consent of Sproule International Limited, Independent Petroleum Engineering Consultants.

23.4	Consent of GLJ Ltd., Independent Petroleum Engineering Consultants.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.1	Supplementary Oil & Gas Information (Unaudited) for the fiscal year ended December 31, 2020.

101	Interactive data files with respect to the consolidated financial statements for the fiscal year ended December 31, 2020.

Canadian Natural Resources Limited	8	2020 - 40-F