Form 40-F
period 2021-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2022-03-23
CIK 1017413

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F
[     ] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934
[ X ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021	Commission File Number: 001-12138

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
1,168,369,000 Common Shares outstanding as of December 31, 2021

Canadian Natural Resources Limited	1	2021 - 40-F

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
This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration Statement on Form F-10 (File No. 333-258127) under the Securities Act of 1933, as amended.

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F, starting on the following page:

A.	Annual Information Form
Annual Information Form of Canadian Natural Resources Limited (“Canadian Natural”) for the year ended December 31, 2021.

B.	Audited Annual Financial Statements
Canadian Natural’s audited consolidated financial statements for the years ended December 31, 2021 and 2020, including the report of independent registered public accounting firm (PCAOB ID 271) with respect thereto.

C.	Management’s Discussion and Analysis
Canadian Natural’s Management’s Discussion and Analysis for the year ended December 31, 2021.
The following document is filed as an exhibit to this Annual Report on Form 40-F and is incorporated by reference herein:

A.	Supplementary Oil & Gas Information (Unaudited)
For Canadian Natural’s Supplementary Oil & Gas Information (Unaudited) for the year ended December 31, 2021, see Exhibit 99.1 to this Annual Report on Form 40-F.

Canadian Natural Resources Limited	2	2021 - 40-F

Principal Documents Exhibits

CANADIAN NATURAL RESOURCES LIMITED

ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2021
March 23, 2022

Principal Documents Exhibits

Canadian Natural Resources Limited	1	2021 - Annual Information Form

Principal Documents Exhibits
Definitions and Abbreviations

ADR	abandonment, decommissioning and reclamation costs
AOSP	Athabasca Oil Sands Project
API	specific gravity measured in degrees on the American Petroleum Institute scale
ARO	asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
bitumen
naturally occurring solid or semi-solid hydrocarbon, consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in-situ recovery methods

BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
C$ or $	Canadian dollars
“Canadian Natural Resources Limited”, “Canadian Natural”, “Company”, “Corporation”	Canadian Natural Resources Limited and includes, where applicable, reference to subsidiaries of and partnership interests held by Canadian Natural Resources Limited and its subsidiaries
CO2	carbon dioxide
CO2e	carbon dioxide equivalents
crude oil	includes light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, synthetic crude oil and bitumen (thermal oil)
CSS	Cyclic Steam Stimulation
development well	well drilled inside the established limits of an oil or gas reservoir or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive
dry well	well that proves to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion
EOR	Enhanced Oil Recovery
exploratory well	well that is not a development well, a service well, or a stratigraphic test well
extension well	well that is drilled to test if a known reservoir extends beyond what had previously been believed to be the outer reservoir perimeter
fee title interest	absolute ownership of legal title to mineral lands, subject to conditional interests that may have been granted from the title, such as petroleum and natural gas leases
FPSO	Floating Production, Storage and Offloading vessel
GHG	greenhouse gas
gross acres	total number of acres in which the Company has a working interest or fee title interest
gross wells	total number of wells in which the Company has a working interest
Horizon	Horizon Oil Sands
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
Mbbl	thousand barrels
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MD&A	Management’s Discussion and Analysis
MMbbl	million barrels

Canadian Natural Resources Limited	2	2021 - Annual Information Form

Principal Documents Exhibits

MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MM$	million Canadian dollars
NGLs	natural gas liquids
net acres	gross acres multiplied by the percentage working interest or fee title interest therein owned
net wells	gross wells multiplied by the percentage working interest therein owned by the Company
net zero	refers to emissions (scope 1 and scope 2) from oil sands operations
NYSE	New York Stock Exchange
OPEC+	Organization of Petroleum Exporting Countries Plus
Paris Agreement	The Paris Agreement is an agreement within the United Nations Framework Convention on Climate Change, on climate change mitigation, adaption, and finance signed in 2016.
Pathways	Oil Sands Pathways to Net Zero initiative is an alliance of oil sands producers, working collectively with federal and provincial governments, to achieve net zero GHG emissions from oil sands operations by 2050. All net-zero references herein apply to emissions from oil sands operations (defined as scope 1 and scope 1 emissions).
productive well	exploratory, development or extension well that is not dry
proved property	property or part of a property to which reserves have been specifically attributed
PRT	Petroleum Revenue Tax
Quest	Quest Carbon Capture and Storage ("CCS") project
SAGD	Steam-Assisted Gravity Drainage
SCO	synthetic crude oil
SEC	United States Securities and Exchange Commission
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

Canadian Natural Resources Limited	3	2021 - Annual Information Form

Principal Documents Exhibits
Advisory
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the “Company” or "Canadian Natural") in this Annual Information Form (“AIF”) or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed”, "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this AIF constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon, AOSP, Primrose, Pelican Lake, Kirby and Jackfish, the operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, NGLs or SCO that the Company may be reliant upon to transport its products to market, development and deployment of technology and technological innovations, the assumption of operations at processing facilities, the "2022 Activity" section of this AIF with respect to budgeted capital expenditures for 2022, the timing and impact of the Oil Sands Pathways to Net Zero ("Pathways") initiative, government support for Pathways and the ability to achieve net zero emissions from oil production; targeted International decommissioning activities and the timing thereof; and the Company's targeted publication of its 2021 Stewardship Report to Shareholders in the third quarter of 2022, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
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

Canadian Natural Resources Limited	4	2021 - Annual Information Form

Principal Documents Exhibits
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
SPECIAL NOTE REGARDING CURRENCY, FINANCIAL INFORMATION, PRODUCTION AND RESERVES
In this AIF, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data are presented on a "before royalties" or "company gross" basis and realized prices are net of blending and feedstock costs and exclude the effects of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent or BOE. A BOE is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion ratio may be misleading as an indication of value.
The comparative Consolidated Financial Statements and the Company’s MD&A for the most recently completed fiscal year ended December 31, 2021, are herein incorporated by reference, and certain information included in this AIF, have been prepared in accordance with IFRS, as issued by the IASB.
For the year ended December 31, 2021, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together, “Sproule”) and GLJ Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2021 and a preparation date of February 7, 2022. Sproule evaluated and reviewed the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves. GLJ evaluated the Oil Sands Mining and Upgrading SCO reserves. The evaluations and reviews were conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC and in the “Supplementary Oil and Gas Information” section of the Company’s 2021 Annual Report, which is incorporated herein by reference.
SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES
This AIF includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings from operations; adjusted funds flow; netback; and net capital expenditures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP financial measures, as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). Non-GAAP measures are used by the Company to evaluate its financial performance, financial position or cash flow. Descriptions of the Company's non-GAAP measures "adjusted net earnings from operations," “adjusted funds flow,” "netback," and “net capital expenditures,” included in this AIF, are provided in the “Non-GAAP and Other Financial Measures” section of the Company’s annual MD&A for the year ended December 31, 2021, dated March 2, 2022.

Canadian Natural Resources Limited	5	2021 - Annual Information Form

Principal Documents Exhibits
Corporate Structure
Canadian Natural Resources Limited was incorporated under the laws of the Province of British Columbia on November 7, 1973 as AEX Minerals Corporation (N.P.L.) and on December 5, 1975 changed its name to Canadian Natural Resources Limited. Canadian Natural was continued under the Companies Act (Alberta) on January 6,1982 and was further continued under the Business Corporations Act (Alberta) on November 6,1985. Since that time, the Company has completed a number of transactions which have resulted in amalgamations, arrangements and amendments to constating documents, none of which have resulted in material changes thereto.
In the last ten years, the Company has amalgamated pursuant to the Business Corporations Act (Alberta) under the name Canadian Natural Resources Limited with the following:

January 1, 2012 - Aspect Energy Ltd.; Creo Energy Ltd.; 1585024 Alberta Ltd.
January 1, 2014 - Barrick Energy Inc.
January 1, 2015 - EOG Resources Canada Inc.
January 1, 2019 - Laricina Energy Ltd.
October 1, 2020 - CNRL Upgrading Limited
January 1, 2021 - Painted Pony Energy Ltd.
January 1, 2022 - Storm Resources Ltd.; Storm Gas Resource Corp.; CNR Montney Ltd.
The head, principal and registered office of the Company is located in Calgary, Alberta, Canada at 2100, 855 - 2nd Street S.W., T2P 4J8.
The main operating subsidiaries and partnerships of the Company, percentage of voting securities owned either directly or indirectly, and their jurisdictions of incorporation are as follows:

	Jurisdiction of Incorporation	% Ownership
Subsidiary
Canadian Natural Upgrading Limited	Alberta	100
CanNat Energy Inc.	Delaware	100
CNR (ECHO) Resources Inc.	Alberta	100
CNR International (U.K.) Developments Limited	England	100
CNR International (U.K.) Limited	England	100
CNR International (Côte d’Ivoire) SARL	Côte d’Ivoire	100
CNR International (South Africa) Limited	Alberta	100
CNR (Redwater) Limited	Alberta	100
Horizon Construction Management Ltd.	Alberta	100
Sukunka Natural Resources Inc.	Alberta	100
CNR Petro Resources Limited	Alberta	100
Partnership
Canadian Natural Resources	Alberta	100
Canadian Natural Resources Northern Alberta Partnership	Alberta	100
Canadian Natural Resources 2005 Partnership	Alberta	100
CNR Montney Partnership	Alberta	100
Canadian Natural, as the managing partner, CNR (ECHO) Resources Inc. and Canadian Natural Resources 2005 Partnership are the partners of Canadian Natural Resources, a general partnership. Canadian Natural, as the managing partner, CNR (ECHO) Resources Inc., Canadian Natural Resources and Canadian Natural Resources 2005 Partnership are partners of Canadian Natural Resources Northern Alberta Partnership, a general partnership. Canadian Natural, as the managing partner, and CNR (ECHO) Resources Inc. are the partners of Canadian Natural Resources 2005 Partnership, a general partnership. Canadian Natural, as the managing partner, and CNR Petro Resources Limited, are partners of CNR Montney Partnership, a general partnership.
In the ordinary course of business, Canadian Natural restructures its subsidiaries and partnerships to maintain efficient operations. The consolidated financial statements of Canadian Natural include the accounts of the Company and all of its subsidiaries and wholly-owned partnerships as well as certain of the Company's activities which are conducted through joint arrangements.

Canadian Natural Resources Limited	6	2021 - Annual Information Form

Principal Documents Exhibits
General Development of the Business
2019
The government of Alberta announced a mandatory curtailment of crude oil and bitumen production on December 2, 2018, which took effect on January 1, 2019. The amount of the curtailment was subject to monthly adjustment by the government. The government of Alberta modified its curtailment program effective November 8, 2019 to exempt new wells drilled for conventional oil (any oil produced outside of the oil sands designated areas and formations) from the production limits imposed as part of its curtailment program. In addition, effective December 2019, operators were permitted to apply on a monthly basis to increase oil production if the additional production was to be moved by new incremental rail capacity.
On June 27, 2019, the Company completed its acquisition of substantially all of the assets of Devon Canada Corporation (“Devon”) for a total cash purchase consideration of $3,412 million, subject to final closing adjustments.  The acquisition consisted of 100% operated thermal in situ production and approximately 95% operated conventional primary heavy crude oil production, both adjacent to existing Company assets, together with 1.5 million acres of land of which 1 million acres was undeveloped.  To finance the acquisition, the Company entered into a three year $3,250 million committed term credit facility (the ”Devon Credit Facility”), which was fully drawn on the closing of the Devon acquisition.
In addition to the Devon financing, in 2019, the Company made a number of adjustments to its debt financing program.  This included repayment and cancellation of the remaining balance of the $1,800 million non-revolving term credit facility originally scheduled to mature in May 2020.  The Company increased its $2,200 million non-revolving term credit facility to $2,650 million and extended the due date from October 2020 to February 2023.  The $2,425 million revolving syndicated credit facility, previously due June 2021, was extended to June 2023.  The Company had previously extended $330 million of this $2,425 million revolving syndicated credit facility originally due June 2019 to June 2021. The Company repaid $500 million of 3.05% notes and $500 million of 2.60% notes in the second and fourth quarter of 2019 respectively. In the third quarter, the Company filed base shelf prospectuses that allowed for the offer of up to $3,000 million of medium term notes in Canada and US$3,000 million of debt securities in the United States, both of which expired in August 2021, replacing the Company’s previously filed base shelf prospectuses that would have expired in August 2019.
2020
The government of Alberta's mandatory curtailment policy of crude oil and bitumen production initially imposed in 2018 was extended to December 31, 2021, due to ongoing delays to pipeline development. However, due to the COVID-19 pandemic and the resulting economic downturn, the government of Alberta advised that it would only put monthly production limits in effect if emerging market conditions made it absolutely necessary. Since December 1, 2020, there have been no monthly production limits.
Economic conditions worsened in March of 2020 as a result of the drop in global oil demand triggered by the spread of COVID-19, and a breakdown in negotiations between OPEC+ countries in the spring of 2020 in relation to output cuts intended to stem the volatility and drop in crude oil prices.
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

Canadian Natural Resources Limited	7	2021 - Annual Information Form

Principal Documents Exhibits
2021
The initial rollout of the COVID-19 vaccine, which commenced internationally in December 2020, together with the continuation of agreements by OPEC+ to maintain the majority of production cuts continued to have an overall positive impact in 2021 on global demand and benchmark pricing for crude oil and the Company's products.
In January 2021, the presidential permit granted in 2019 on the Keystone XL Pipeline was revoked following the inauguration of the newly elected US President. The Company accrued a charge relating to the Keystone XL pipeline project of $143 million in the fourth quarter of 2020.
In 2021, the Company made a number of adjustments to its debt financing plan. This included the repayment and cancellation of the remaining balance on the $3,088 million Devon Credit Facility originally due in June 2022. In the third quarter, the Company repaid the US$500 million 3.45% notes originally due November 15, 2021. The Company also repaid $1,500 million on its $2,650 million term credit facility originally due February 2023, which reduced the facility balance to $1,150 million as at November 3, 2021. In the fourth quarter, the Company repaid the outstanding notional balance under its $1,000 million credit facility, which credit facility was not cancelled upon repayment and remains available to be drawn until March 31, 2022. In the fourth quarter, the Company also extended both of its $2,425 million revolving syndicated credit facilities originally due June 2022 and June 2023, to June 2024 and June 2025 respectively and increased each facility by $70 million to $2,495 million. In accordance with the terms of the extensions, and by mutual agreement, $70 million on each of the original revolving credit facilities was not extended and will expire on the original maturity dates of June 2022 and June 2023, respectively. Additionally, in the third quarter, the Company filed base shelf prospectuses that allow for the offer of up to $3,000 million of medium term notes in Canada and US$3,000 million of debt securities in the United States, which expire in August 2023, replacing the Company's previous base shelf prospectuses which expired in August 2021.
On June 9, 2021, the Company, together with Cenovus Energy, Imperial Oil, MEG Energy and Suncor Energy, announced the Oil Sands Pathways to Net Zero initiative, a unique alliance working collectively with the federal and Alberta governments to achieve net zero GHG emissions from oil sands operations by 2050. This groundbreaking industry and government collaboration is intended to support achievement of Canada's climate goals through the parallel development and deployment of next generation emissions reduction technology, infrastructure and operations projects designed to improve efficiency and reduce GHG emissions while balancing sustainable economic development and positioning Canadian oil and gas production to be the ESG-leading barrel to meet global energy demand.
During 2021, the Company completed the acquisition of all the issued and outstanding common shares of Storm Resources Limited ("Storm") for total cash consideration of approximately $771 million. At closing, the acquisition also included the assumption of long-term debt of approximately $183 million. Storm and CNR Montney Ltd. were amalgamated with the Company on January 1, 2022. Storm was involved in the exploration and development of natural gas and NGLs in the Montney region of British Columbia.
During 2021, the Company also completed a number of other opportunistic acquisitions. Two acquisitions consisted of natural gas assets located in the Montney region of British Columbia, with aggregate production of approximately 11,100 BOE/d. A third acquisition consisted of a net carried interest on an existing oil sands lease held by the Company, from which all current Horizon production volumes are derived. Total cash consideration paid for these acquisitions was approximately $450 million.
2022
In August 2021, OPEC+ countries announced the intention to lift certain production cuts initiated in 2020 that were intended to stem the volatility in crude prices. Monthly increases in OPEC+ quotas have been 400 Mbbl/d from August 2021 through February 2022.
On March 3, 2022, the Company announced that it targets to publish its 2021 Stewardship Report to Stakeholders in the third quarter of 2022, which shall include third party independent "reasonable assurance" on scope 1 and scope 2 emissions (including methane emissions) and "limited assurance" on scope 3 emissions. Additionally, the Company will continue to outline its pathways to lower carbon emissions across its asset base and its journey to achieve its goal of net zero GHG emissions in the oil sands.

Canadian Natural Resources Limited	8	2021 - Annual Information Form

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
The Company has a full complement of management, technical and support staff to pursue these objectives. As of December 31, 2021, the Company had the following full time equivalent permanent employees:

North America, Exploration and Production	4,603
North America, Oil Sands Mining and Upgrading	4,807
North Sea and Offshore Africa	325
Total Company	9,735
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
The Company’s business approach is to maintain large project inventories and production diversification among each of its products: SCO, natural gas, light and medium crude oil and NGLs, bitumen (thermal oil), primary heavy crude oil and Pelican Lake heavy crude oil. The Company’s large diversified project portfolio enables the effective allocation of capital to higher return opportunities, which together provide complementary infrastructure and balance throughout the business cycle. SCO from the oil sands mining and upgrading operations in northern Alberta accounted for 36% of 2021 annual production. Natural gas, primarily produced in Alberta, British Columbia and Saskatchewan, accounted for 23% of 2021 annual production. Light and medium crude oil and NGLs represented 10% of 2021 annual production, and were produced from Alberta, British Columbia, Saskatchewan and Manitoba, as well as from the Company’s North Sea and Offshore Africa operations. Also produced from Alberta and Saskatchewan were bitumen (thermal oil), which accounted for 21% of 2021 annual production, primary heavy crude oil which accounted for 5% of 2021 annual production, and Pelican Lake heavy crude oil, which accounted for 5% of 2021 annual production. The Company's Midstream assets, primarily comprised of two operated pipeline systems, and an electricity cogeneration facility, provide cost effective infrastructure supporting the heavy crude oil and bitumen operations. Midstream assets also include a 50% interest in the North West Redwater Partnership.
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
The Company has 20 year transportation agreements to ship 94,000 bbl/d of crude oil on the Trans Mountain Pipeline Expansion ("TMX") that will provide waterborne access to international markets. Construction of the TMX is approximately 45% complete. However, construction activities were subject to certain disruptions and temporary suspensions in 2020 and 2021 related to COVID-19 impacts, BC floods along the right of way and other matters. Trans Mountain Corporation has announced that the TMX now targets mechanical completion in the third quarter of 2023. The total cost of the TMX is now estimated at approximately $21.4 billion.

Canadian Natural Resources Limited	9	2021 - Annual Information Form

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
In addition, in 2021, the Company announced its participation in the Oil Sands Pathways to Net Zero initiative, an alliance of oil sands producers, working collectively with federal and provincial governments, to achieve net zero GHG emissions from oil sands operations by 2050 to help Canada achieve its climate goals, including its Paris Agreement commitment.
The Company continues to invest in people, proven and new technologies, facilities and infrastructure to recover and process crude oil and natural gas resources efficiently and in an environmentally sustainable manner. The Company has an aspiration of net zero emissions in its oil sands and thermal operations with an integrated GHG emissions reduction strategy which includes: integrating emissions reduction into project planning and operations; leveraging technology to create value and enhance performance; investing in research and development including collaboration with industry, entrepreneurs, academia and governments; focusing on continuous improvement to drive long-term emissions reduction; leading in carbon capture, sequestration and storage; engaging in policy and regulatory development (including trading capacity and offsetting emissions); and reviewing and developing new business opportunities and trends that present further opportunities to reduce the Company's environmental footprint. The Company participates in both federal and provincially-regulated climate and GHG emissions reporting programs and continues to quantify annual GHG emissions for internal reporting purposes to drive continuous improvement and reduction in GHG emissions intensity. The Company targets publication of its 2021 Stewardship Report to Stakeholders in the third quarter of 2022. This report will include third party independent "reasonable assurance" on its 2021 scope 1 and scope 2 emissions, including methane emissions, and "limited assurance" on its scope 3 emissions. The Company, through industry associations, is working with Canadian

Canadian Natural Resources Limited	10	2021 - Annual Information Form

Principal Documents Exhibits
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
The Company continues to implement flaring, venting and solution gas conservation programs, which influence and direct its future plans for new projects and facilities. In 2021, the Company completed 250 solution gas conservation projects in its primary heavy crude oil operations, resulting in a reduction of approximately 1.4 million tonnes/year of CO2e. Over the past five years, the Company has spent over $28.7 million in its primary heavy crude oil and in situ oil sands operations to conserve the equivalent of over 11.4 million tonnes of CO2e. The Company also monitors compressor fleet performance as part of its compressor optimization initiative to improve fuel gas efficiency, and has ongoing methane reduction programs for pneumatic devices. Since 2018, the Company has completed over 6,400 pneumatic retrofits and removals resulting in a cumulative CO2e reduction from its operations of approximately 640,000 tonnes/year, of which approximately 1,400 retrofits/removals equivalent to 140,000 tonnes/year CO2e were completed in 2021. Oil Sands Mining has incorporated advancements in technology to further reduce GHG emissions through maximizing heat integration, the use of cogeneration to meet steam and electricity demands and the design of the hydrogen production facility that enables CO2 capture of up to 400,000 tonnes/year for injection of CO2 in oil sands tailings, and the recovery of hydrocarbon liquids from refinery fuel gas. Additionally, at the Company's non-operated Quest Carbon Capture and Storage Facility, approximately 1.1 million tonnes/year of CO2 is captured and permanently sequestered in geological storage. Since 2015, approximately 6 million tonnes of CO2 has been captured and safely stored at Quest.
The Company has water programs to improve the efficiency of use and recycle rates as well as reduce fresh water use, including new targets related to fresh river water use intensity in its oil sands mining operations and fresh water use intensity in its thermal in situ operations, both of which were announced in 2021. The Company has also established operating standards in the following areas: exercising care with respect to all waste produced through effective waste management plans and using water-based, environmentally-friendly drilling muds whenever possible. The Company has also adopted the Hydraulic Fracturing Operating Practices that were developed by CAPP.
The Company has effective programs for well abandonment and decommissioning that allows for the progressive reclamation of large contiguous areas of land to return sites to their former state and provides the foundation for the enhancement of biodiversity and functional wildlife habitats. The Company continued its environmental liability reduction program with the abandonment of 3,079 inactive wells, and has initiated reclamation at many of these sites with the eventual goal of reclamation certification. In 2021, the Company received 889 reclamation certificates representing 1,644 hectares of land. Further, decommissioning of inactive facilities and cleanup of active facilities was conducted to address environmental liabilities at operating sites. Additionally, the Company has comprehensive programs in place for: tailings management in its oil sands mining operations to minimize fine tailings and promote reclamation; monitoring programs to assess changes to biodiversity, wildlife and fisheries in order to manage construction and operational effects and to assess reclamation success; participation and support for the Oil Sands Monitoring Program of regionally important resources; groundwater monitoring for all thermal in situ and mine operations; an active spill prevention and management program; and an internal environmental management system for conformance audit and inspection programs of operating facilities.
International
As part of its Plan, the Company has also implemented environmental programs for its international operations. The Company implemented single turbine operations and enhancements in natural gas compression across the North Sea, improving GHG emissions intensity.
In 2021, the Murchison decommissioning activities were completed. The topside dismantling of the Ninian North platform commenced at an onshore facility in 2020 and the Ninian North jacket is targeted to be removed in 2022 and subsequently dismantled onshore with a recycling target of 98%. Decommissioning activities commenced at the Banff and Kyle fields in 2020 and are targeted to be substantially complete by 2024.

Canadian Natural Resources Limited	11	2021 - Annual Information Form

Principal Documents Exhibits
B. REGULATORY MATTERS
The Company’s business is subject to regulations generally established through government legislation and governmental agencies. A summary of certain key regulatory regimes impacting the Company's operations are summarized in the following paragraphs.
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
Effective January 1, 2017, the Alberta government adopted the Modernized Royalty Framework ("MRF") for conventional crude oil, natural gas and NGLs royalties.  As a result, Alberta currently has a parallel royalty regime system with the previous Alberta Royalty Framework ("ARF") continuing to apply until December 31, 2026 to wells drilled prior to July 13, 2016 and the MRF applying to wells drilled on or after January 1, 2017. Wells drilled between July 13, 2016 and December 31, 2016 could elect to opt-in to the MRF if certain criteria were met. Under the MRF, conventional royalty rates will range from 5% to 36% for natural gas and NGLs and 5% to 40% for crude oil.
The Company was subject to federal and provincial income taxes in Canada at a combined rate of approximately 23.2% in 2021. The government of Alberta has enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 1, 2019, 10% effective January 1, 2020 and 8% effective July 1, 2020.
In 2021, the British Columbia government initiated a royalty review to assess its current oil and natural gas royalty system with the outcomes of the review to be released during 2022. The impact to industry of potential changes will be assessed once the government's review has been finalized.
•Federal Carbon Compliance Costs
Governments in jurisdictions where the Company operates have developed or are developing GHG regulations as part of their national and international climate change commitments. The Company uses existing GHG regulations to determine the impact of compliance costs on current and future projects. The Company monitors the development of GHG regulations on an ongoing basis in the jurisdictions in which it operates to assess the impact of future regulatory developments on the Company's operations and planned projects. In Canada, the federal government has ratified the Paris Agreement, with a commitment to reduce GHG emissions by 40-45% from 2005 levels by 2030. The Canadian government has also committed to cap and cut emissions from the oil and gas sector, with further details to be developed in 2022. In addition, Canada has committed to reduce methane emissions from the upstream oil and natural gas sector by 40-45% by 2025, and by 75% by 2030, both as compared to 2012 levels. In December 2020, the federal government announced its intention to increase the carbon price to $170/tonne by 2030 in annual increments of $15/tonne after 2022. The federal government is also developing (i) a comprehensive management system for air pollutants and has released regulations pertaining to certain boilers, heaters and compressor engines operated by the Company; and (ii) a Clean Fuel Standard, which may affect production and consumption of fuels in Canada. Draft Clean Fuel regulations were released in December 2020 and only apply to producers or importers of liquid fuels (including gasoline, diesel, kerosene and light and heavy fuel oils). The final Clean Fuel Standard regulations are expected to be published in 2022.

Canadian Natural Resources Limited	12	2021 - Annual Information Form

Principal Documents Exhibits
•Provincial Carbon Compliance Cost
Carbon pricing regulatory systems in all provinces are subject to annual review by the federal government to assess the adequacy of the provincial systems against the federal Greenhouse Gas Pollution Pricing Act. Such future reviews may affect the carbon price and/or the stringency of provincial systems.
Effective January 1, 2020, Alberta replaced the GHG regulation (the Carbon Competitiveness Incentive Regulation) with the Technology Innovation and Emissions Reduction Regulation ("TIER"). The coverage of TIER has expanded to include all of the Company’s assets in Alberta (as an alternative to the federal fuel charge). The carbon price in Alberta for emissions above the TIER regulated limits was $40/tonne in 2021 and is $50/tonne in 2022, in alignment with the federal carbon pricing schedule. Facilities with emissions in previous years above 100,000 tonnes of CO2e/ year, or that have voluntarily opted into TIER are required to comply with the regulation. The non-operated Scotford Upgrader and North West Redwater bitumen upgrader and refinery are also subject to compliance under the regulations.
In British Columbia, carbon tax is currently being assessed at $45/tonne of CO2e on fuel consumed and gas flared and vented in the province. In February 2021, the British Columbia government announced that the carbon tax rate would increase to $50/tonne effective April 1, 2022. The British Columbia government has implemented a program (the CleanBC Plan) to partially mitigate the impact of the carbon tax increases on emissions intensive trade exposed (EITE) sectors.
As part of its Prairie Resilience Plan, the Saskatchewan government has a regulation (“The Management and Reduction of Greenhouse Gases (Standards and Compliance) Regulations”) that applies to facilities emitting more than 25 kilotonnes of CO2e annually and requires the North Tangleflags in situ heavy crude oil facility and the Senlac in situ heavy crude oil facility to meet reduction targets for GHG emissions effective 2020. This regulation also enables facilities below the threshold to aggregate and opt into the Saskatchewan regulatory system as an alternative to the federal fuel charge.
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
GHG regulations have been in effect in the UK since 2005. In Phase 1 (2005 – 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 – 2012), the Company’s CO2 allocation was decreased below the Company’s operations emissions. In Phase 3 (2013 – 2020) the Company’s CO2 allocation was further reduced. Following the UK's withdrawal from the European Union ("EU") on January 31, 2020, a new UK Emissions Trading Scheme ("ETS") was launched on January 1, 2021. The new scheme is aligned with the EU ETS rules and applies to energy intensive industries, the power generation sector and aviation. The Company continues to focus on implementing CO2 emissions reduction opportunities at its facilities and on trading mechanisms to ensure compliance with requirements now in effect.

Canadian Natural Resources Limited	13	2021 - Annual Information Form

Principal Documents Exhibits
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
Prices for crude oil and natural gas fluctuate in response to changes in the supply of, and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond the Company’s control. Crude oil prices are primarily determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC+, the economic condition of Canada, the US, the European Union and Asia, government regulation, political stability in the Middle East and elsewhere, geopolitical conflicts, the foreign supply of crude oil, the price of foreign imports, the ability to secure adequate transportation for products which could be affected by pipeline constraints, the construction by third parties of new or expansion of existing pipeline capacity, government mandated curtailment, the availability of alternate fuel sources, weather conditions, and other factors. Natural gas prices realized by the Company are affected primarily in North America by supply and demand, weather conditions, industrial demand and the ability to secure adequate transportation for products, which could also be affected by pipeline constraints, government mandated curtailment, and prices of alternate sources of energy. Crude oil and natural gas producers in Canada may receive discounted prices for their production relative to international prices due in part to constraints on the ability to transport and sell products to international markets. An ongoing failure to resolve such constraints may extend the duration of discounted or reduced commodity prices realized by crude oil and natural gas producers, including the Company.
Any substantial or extended decline in prices of crude oil or natural gas could result in a delay or cancellation of existing or future drilling, development, construction or expansion programs, including, without limitation, at Horizon, AOSP, Primrose, Pelican Lake, Kirby, Jackfish, and international projects, or curtailment in production at some properties, or result in

Canadian Natural Resources Limited	14	2021 - Annual Information Form

Principal Documents Exhibits
unutilized long term transportation commitments, all of which could have a material adverse effect on the Company's financial condition.
Approximately 31% of the Company’s 2021 production on a BOE basis was primary heavy crude oil, Pelican Lake heavy crude oil, and bitumen (thermal oil). The market prices for these products currently differs from the established market indices for light and medium grades of crude oil due principally to quality differences. As a result, the price received for these products currently differs from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase in differential could have a material adverse effect on the Company’s financial condition.
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
Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, mines, facility sites and other properties associated with the Company’s operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations including exploration and development projects and significant changes to certain existing projects may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties. The costs of complying with environmental legislation in the future may have a material adverse effect on the Company’s financial condition.
The crude oil and natural gas industry is experiencing incremental increases in costs related to environmental regulatory compliance, particularly in North America and the North Sea. In respect of its offshore operations, the Company also participates with regulators and industry partners in addressing environmental monitoring and emergency response protocols that are applicable to the Company's operations in these jurisdictions. Environmental monitoring in the oil sands is performed in collaboration with the federal and provincial governments, Indigenous communities and industry, in order to enhance the understanding of the cumulative effects of oil sands development. Existing and expected legislation and regulations may require the Company to address and mitigate the effect of its activities on the environment. Increasingly stringent laws and regulations may have a material adverse effect on the Company’s financial condition. A summary of key environmental risks is set out below:
•Carbon/GHG Emissions Management Risk
As part of its evaluation of climate change risk, the Company reviews independent external scenario analyses developed by energy firms and agencies representing a range of hypothetical paths of development. These external scenario analyses are a tool used by the Company to support business planning, identification of risks and opportunities, and include the consideration of a number of variables and assumptions related to markets, commodity prices, policy, regulation, technology, efficiency and reputation and incorporate a range of assumptions for lower carbon emissions environments. Aspects of climate change risk that have the most potential to influence the Company’s business strategy include: future regulatory changes, associated compliance costs and reduction targets, access to markets and capital, societal preferences and reputational risk, and technology development, as described in more detail below.
•Future Regulatory Changes / Compliance Costs / Reduction Targets
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

Canadian Natural Resources Limited	15	2021 - Annual Information Form

Principal Documents Exhibits
In addition to the announced Pathways initiative, the Company continues to pursue other GHG emissions reduction initiatives including: solution gas conservation, compressor optimization to improve fuel gas efficiency, reductions in pneumatic devices, CO2 capture and injection in oil sands tailings, CO2 capture and storage in association with EOR, CO2 capture and storage at Quest, and technology development through participation in COSIA.
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
The Company's ability to achieve government, Pathways and other corporate emissions or environmental reduction targets could require the development of new technology, the success of which is unknown, as well as significant capital and resources, with the potential that the costs required to achieve targets and goals are materially different from original estimates and expectations. While the intent is to improve efficiency and increase the offering of low carbon energy, the shift in resources and focus to emissions reductions could negatively impact operating results.
•Societal Preferences / Reputational Risk
Changes in public support for climate action, particularly for oil sands, combined with increased activism and opposition to fossil fuels, which are designed to change consumption habits in order to accelerate the reduction of the global consumption of carbon-based energy, may impact the market for the Company’s products and securities and impact its ability to obtain approvals for new projects. The timing and pace of change to a low carbon economy is uncertain and the ability to access insurance and capital may be adversely affected in the event that financial institutions, investors, insurers, rating agencies and/or lenders adopt more restrictive de-carbonization policies. In addition, behavioural changes by the public, such as a shift in transportation preferences or the use of alternative energy sources, may impact the demand for crude oil and the Company's products.
•Technology Development
Regulatory and policy changes to address climate change may require the Company to develop or adopt new sustainable technologies to reduce its environmental footprint and to support the transition to a lower carbon emissions/energy efficient economy at significant cost. In addition, the development, emergence and use of renewable energy sources could affect the demand for the Company’s products thereby affecting its competitiveness and profitability. The development and commercialization (including the availability, cost and effectiveness) of new technologies necessary to achieve emissions reductions and environmental improvements is uncertain.
•Regulatory and Policy Effectiveness
The Company operates under government regulation and policy for the crude oil and natural gas sector including, land tenure, royalties, taxes, production rates, environmental management, and safety performance. Before proceeding with major projects, the Company must follow various regulatory processes to obtain project approvals and permits. These processes may include Indigenous and other stakeholder consultation, environmental impact assessments and public hearings. The Company's project execution and timelines could be impacted by delays experienced through the regulatory process or by conditions placed on its operations through permit approvals. Changes in government policy have the potential to impact the certainty and timelines for the regulatory process on large energy projects, including increased requirements for Indigenous consultation. Some examples include the federal Canadian Net-Zero Emissions Accountability Act, federal legislation implementing the United Nations Declaration on the Rights of Indigenous Peoples Act, and the federal Impact Assessment Act, the British Columbia Declaration on the Rights of Indigenous Peoples Act (DRIPA), and the British Columbia policy response to recent Indigenous litigation (e.g. Yahey vs. British Columbia 2021 (B.C.S.C. 1287), a case regarding the cumulative effects of development on Treaty 8 rights).
•Access to Markets
The Company may be exposed to greater market risk for its products associated with the shift to a lower carbon emissions future. These risks may include increases in the demand for renewable energy sources, increases in compliance costs that may not be recoverable in the price of the product, which could delay the development of certain assets, and restricted access to markets for higher carbon energy sources, including as a result of the delay, revocation, or conditions imposed on, regulatory approvals for pipeline projects such as the Trans Mountain Pipeline Expansion. This risk was demonstrated in the cancellation of the Presidential Permit for TC Energy's Keystone XL Pipeline Expansion, which was revoked in January of 2021. These risks could result in a competitive disadvantage if producers in other jurisdictions are not subject to similar regulatory burdens.

Canadian Natural Resources Limited	16	2021 - Annual Information Form

Principal Documents Exhibits
•Tailings Management
In March 2015, Alberta Environment and Parks released the Tailings Management Framework ("TMF") policy. In July 2016, the Alberta Energy Regulator ("AER"), released Directive 85 - Fluid Tailings Management for Oil Sands Mining Projects ("Directive 85"), which was updated in October 2017. Directive 85 establishes performance criteria for tailings operations and sets out the requirements for approval, monitoring and reporting in respect of tailings ponds and tailings management plans.
The Company continues to implement and adhere to the conditions stipulated in the approved Tailings Management Plans for the Horizon Mine, and the AOSP's Muskeg River and Jackpine Mines and thereby meet the requirements of the government of Alberta’s Tailings Management Framework (2015) and Directive 85. However, in the future, there is the potential risk of exceeding the approved site-specific tailings profiles resulting in the requirement to post additional security under the Mining Financial Security Plan as well as the potential application of a compliance levy. Research and mitigative technologies are in development to reduce fluid tailings and to increase the certainty of achieving the tailings targets for the Horizon and AOSP mines. Through COSIA, technology development is jointly undertaken by all oil sands mine operators to accelerate the commercialization of such projects.
In September 2018, the Company acquired the Joslyn oil sands project (now referred to as “Horizon South”). The Company obtained regulatory approval from the AER to integrate these assets into one mining project in January 2021. This approval allows the amalgamation of the Horizon South minable area into the existing Horizon mine pit development. The integrated approval avoids the need for a second external tailings facility (i.e. tailings pond) for Horizon South, as well as allows for progressive mining and backfilling of the extended pit with treated tailings, which avoids a future end pit lake that would have been required if Horizon South was mined separately.
In December 2018, Alberta Environment and Parks released the new Dam and Canal Safety Directive (the " Dam Safety Directive"). The Dam Safety Directive outlines a detailed process for all fluid holding infrastructure in Alberta (including tailings ponds), on application requirements, performance monitoring and reporting, and decommissioning and closure process. In January 2020, the AER issued Manual 19 (Decommissioning, Closure, and Abandonment of Dams at Energy Projects) as a supplement to the Dam Safety Directive, which is intended to provide additional guidance on the AER's application of the Dam Safety Directive. Muskeg River Mine continues to advance the decommissioning process for its external tailings facility and is waiting for the final construction completion report to be authorized before finalizing the regulatory requirements with the AER for its deregistration as a dam structure, further reducing the mine's environmental risk and liability.
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
The Species at Risk Act (Canada) requires the maintenance of habitat for a variety of species. For example, in the case of Woodland Caribou, the requirements related to undisturbed habitat in addition to minimum herd population may impact plans for crude oil and natural gas expansion. Both the oil and gas and forestry industries are undertaking mitigation measures to return habitat function by restricting predator access on seismic lines, restoring forests through accelerated reclamation and completing project development planning to minimize caribou disturbance. In addition, mitigation activities such as maternity pens to raise young caribou are being supported by the Company to improve herd populations. The presence of other species at risk such as birds or amphibians requires that operations be managed to avoid or mitigate effects resulting in potential operational inefficiencies and delays.

Canadian Natural Resources Limited	17	2021 - Annual Information Form

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
Extreme weather events may pose risks to the Company’s operations with potential impacts to supply chain and customer/vendor operations or critical infrastructure owned and operated by the Company or third parties. A comprehensive corporate Emergency Management program is in place to coordinate the Company's response to potential accidents and incidents (including extreme weather events). This program includes Emergency Response Plans (ERPs) intended to ensure a prompt initial response and efficient management of situations as they arise.
The jurisdictions where the Company operates are subject to labour legislation and regulations that if changed may impact operations. In addition, labour risk associated with work interruptions and the ability to secure necessary manpower may impact the timely and cost effective manner in which projects are completed.
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

Canadian Natural Resources Limited	18	2021 - Annual Information Form

Principal Documents Exhibits
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
Information Security
The nature and complexity of information security risks that may negatively impact the Company continues to evolve as cyber criminals develop new schemes to target businesses and perpetrate cyber-related crimes that target the information technology and business systems of the Company. The Company utilizes a variety of information systems in its operations. A significant interruption or failure of the Company’s information technology systems and related data and control systems or a significant breach of security could adversely affect the Company’s assets and operations. Notwithstanding the Company’s proactive approach to combating cybersecurity threats, such threats frequently change and require evolving monitoring and detection efforts. Examples of such threats include unauthorized access to information technology systems due to social engineering, hacking, viruses and other causes. A successful cyber-attack could result in interference with operation of, or damage to, Company property (such as was experienced by the Colonial Pipeline in 2021) or the loss, disclosure or theft of confidential information related to the Company’s proprietary business activities, the personnel files of its employees and personal information of landowners, vendors, customers and other third parties doing business with the Company. Although the Company has implemented cybersecurity protocols and procedures to address this risk, such protocols and procedures may be insufficient to prevent or mitigate information security risks.
Other cybersecurity risks include cyber-related fraud and theft or destruction of financial and other assets of the Company whereby perpetrators attempt to spoof, manipulate, or take control of electronic communications from Company executives, suppliers, or other business partners, to divert payments and assets to accounts controlled by the perpetrators of the scheme. A successful cyber-related fraud of this nature could result in the financial losses to the Company, remediation and recovery costs, and reputational issues with suppliers, customers and business partners who may also be impacted by the scheme. Although the Company has implemented training programs that allow personnel to identify potential threats of this nature in addition to the internal accounting and process controls, such programs may be insufficient to prevent or mitigate such threats.
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

Canadian Natural Resources Limited	19	2021 - Annual Information Form

Principal Documents Exhibits
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

Canadian Natural Resources Limited	20	2021 - Annual Information Form

Principal Documents Exhibits
Form 51-101F1 Statement of Reserves Data and Other Information
For the year ended December 31, 2021, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2021 and a preparation date of February 7, 2022. Sproule evaluated and reviewed the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves. GLJ evaluated the Oil Sands Mining and Upgrading SCO reserves. The evaluations and reviews were conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
The Reserves Committee of the Company’s Board of Directors has met with and carried out independent due diligence procedures with each of the Company’s IQRE to review the qualifications of and procedures used by each IQRE in determining the estimate of the Company’s quantities and related net present value of future net revenue of the remaining reserves.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC in the “Supplementary Oil and Gas Information” section of the Company’s 2021 Annual Report, which is incorporated herein by reference.
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

Canadian Natural Resources Limited	21	2021 - Annual Information Form

Principal Documents Exhibits
Oil and Gas Reserves Tables and Notes
Summary of Company Gross Reserves
As of December 31, 2021
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	83	83	215	587	6,960	4,471	130	8,803
Developed Non-Producing	11	11	—	32	—	258	5	102
Undeveloped	51	74	56	2,012	37	7,401	283	3,747
Total Proved	145	169	270	2,631	6,998	12,129	418	12,652
Probable	57	80	118	1,706	537	8,056	224	4,066
Total Proved plus Probable	202	249	388	4,337	7,535	20,185	643	16,717

North Sea
Proved
Developed Producing	17					3		18
Developed Non-Producing	30					1		30
Undeveloped	31					4		32
Total Proved	79					8		80
Probable	38					3		39
Total Proved plus Probable	117					11		119

Offshore Africa
Proved
Developed Producing	34					20		38
Developed Non-Producing	9					3		10
Undeveloped	32					9		34
Total Proved	76					32		81
Probable	29					21		32
Total Proved plus Probable	105					53		114

Total Company
Proved
Developed Producing	135	83	215	587	6,960	4,494	130	8,859
Developed Non-Producing	50	11	—	32	—	262	5	142
Undeveloped	115	74	56	2,012	37	7,413	283	3,812
Total Proved	300	169	270	2,631	6,998	12,168	418	12,813
Probable	125	80	118	1,706	537	8,080	224	4,137
Total Proved plus Probable	424	249	388	4,337	7,535	20,249	643	16,950

Canadian Natural Resources Limited	22	2021 - Annual Information Form

Principal Documents Exhibits
Summary of Company Net Reserves
As of December 31, 2021
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	74	70	167	463	5,827	4,111	106	7,393
Developed Non-Producing	9	9	—	25	—	234	4	87
Undeveloped	43	63	46	1,577	15	6,731	240	3,106
Total Proved	126	142	213	2,065	5,843	11,076	350	10,586
Probable	48	66	85	1,332	431	7,239	182	3,349
Total Proved plus Probable	174	208	298	3,397	6,273	18,315	532	13,935

North Sea
Proved
Developed Producing	17					3		18
Developed Non-Producing	30					1		30
Undeveloped	31					4		32
Total Proved	79					8		80
Probable	38					3		39
Total Proved plus Probable	117					11		119

Offshore Africa
Proved
Developed Producing	31					18		34
Developed Non-Producing	8					2		8
Undeveloped	26					5		26
Total Proved	64					25		68
Probable	22					14		24
Total Proved plus Probable	85					39		92

Total Company
Proved
Developed Producing	122	70	167	463	5,827	4,132	106	7,445
Developed Non-Producing	47	9	—	25	—	237	4	125
Undeveloped	100	63	46	1,577	15	6,740	240	3,164
Total Proved	269	142	213	2,065	5,843	11,109	350	10,734
Probable	108	66	85	1,332	431	7,256	182	3,412
Total Proved plus Probable	376	208	298	3,397	6,273	18,364	532	14,146

Canadian Natural Resources Limited	23	2021 - Annual Information Form

Principal Documents Exhibits
Reconciliation of Company Gross Reserves
As of December 31, 2021
Forecast Prices and Costs
TOTAL PROVED

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2020	138	177	265	2,483	6,962	9,413	326	11,920
Discoveries	—	—	—	—	—	—	—	—
Extensions	1	7	—	119	—	598	15	243
Infill Drilling	3	4	—	—	—	170	13	47
Improved Recovery	—	—	1	19	—	3	—	21
Acquisitions	—	—	—	—	—	1,715	59	345
Dispositions	—	—	—	—	—	(1)	—	—
Economic Factors	14	13	22	—	—	310	10	111
Technical Revisions	5	(9)	2	105	199	534	13	404
Production	(16)	(23)	(20)	(95)	(164)	(613)	(18)	(438)
December 31, 2021	145	169	270	2,631	6,998	12,129	418	12,652

North Sea

December 31, 2020	96					12		98
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(11)					(3)		(11)
Production	(6)					(1)		(7)
December 31, 2021	79					8		80

Offshore Africa

December 31, 2020	81					40		87
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	1					(3)		—
Production	(5)					(4)		(6)
December 31, 2021	76					32		81

Total Company

December 31, 2020	315	177	265	2,483	6,962	9,465	326	12,106
Discoveries	—	—	—	—	—	—	—	—
Extensions	1	7	—	119	—	598	15	243
Infill Drilling	3	4	—	—	—	170	13	47
Improved Recovery	—	—	1	19	—	3	—	21
Acquisitions	—	—	—	—	—	1,715	59	345
Dispositions	—	—	—	—	—	(1)	—	—
Economic Factors	14	13	22	—	—	309	10	110
Technical Revisions	(5)	(9)	2	105	199	528	13	392
Production	(28)	(23)	(20)	(95)	(164)	(619)	(18)	(451)
December 31, 2021	300	169	270	2,631	6,998	12,168	418	12,813

Canadian Natural Resources Limited	24	2021 - Annual Information Form

Principal Documents Exhibits
TOTAL PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2020	53	82	130	1,674	534	6,428	174	3,719
Discoveries	—	—	—	—	—	—	—	—
Extensions	—	3	—	39	—	406	15	125
Infill Drilling	2	2	—	—	—	517	9	98
Improved Recovery	—	—	1	5	—	1	—	5
Acquisitions	—	—	—	—	—	1,264	41	251
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	3	6	(16)	2	—	58	1	6
Technical Revisions	(1)	(12)	3	(14)	3	(618)	(15)	(140)
Production	—	—	—	—	—	—	—	—
December 31, 2021	57	80	118	1,706	537	8,056	224	4,066

North Sea

December 31, 2020	64					5		65
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	1					—		1
Technical Revisions	(27)					(2)		(27)
Production	—					—		—
December 31, 2021	38					3		39

Offshore Africa

December 31, 2020	31					24		35
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	(1)					—		(1)
Technical Revisions	(1)					(3)		(2)
Production	—					—		—
December 31, 2021	29					21		32

Total Company

December 31, 2020	148	82	130	1,674	534	6,457	174	3,819
Discoveries	—	—	—	—	—	—	—	—
Extensions	—	3	—	39	—	406	15	125
Infill Drilling	2	2	—	—	—	517	9	98
Improved Recovery	—	—	1	5	—	1	—	5
Acquisitions	—	—	—	—	—	1,264	41	251
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	3	6	(16)	2	—	58	1	6
Technical Revisions	(29)	(12)	3	(14)	3	(622)	(15)	(168)
Production	—	—	—	—	—	—	—	—
December 31, 2021	125	80	118	1,706	537	8,080	224	4,137

Canadian Natural Resources Limited	25	2021 - Annual Information Form

Principal Documents Exhibits
TOTAL PROVED PLUS PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2020	191	260	395	4,157	7,496	15,841	500	15,639
Discoveries	—	—	—	—	—	—	—	—
Extensions	2	10	—	158	—	1,004	30	368
Infill Drilling	4	6	—	—	—	687	21	146
Improved Recovery	—	—	2	23	—	4	—	26
Acquisitions	—	—	—	—	—	2,979	100	596
Dispositions	—	—	—	—	—	(1)	—	—
Economic Factors	18	18	7	2	—	368	11	116
Technical Revisions	4	(22)	5	91	202	(83)	(1)	264
Production	(16)	(23)	(20)	(95)	(164)	(613)	(18)	(438)
December 31, 2021	202	249	388	4,337	7,535	20,185	643	16,717

North Sea

December 31, 2020	160					17		163
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	1					—		1
Technical Revisions	(37)					(5)		(38)
Production	(6)					(1)		(7)
December 31, 2021	117					11		119

Offshore Africa

December 31, 2020	112					64		122
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	(1)					(1)		(1)
Technical Revisions	(1)					(6)		(2)
Production	(5)					(4)		(6)
December 31, 2021	105					53		114

Total Company

December 31, 2020	463	260	395	4,157	7,496	15,922	500	15,925
Discoveries	—	—	—	—	—	—	—	—
Extensions	2	10	—	158	—	1,004	30	368
Infill Drilling	4	6	—	—	—	687	21	146
Improved Recovery	—	—	2	23	—	4	—	26
Acquisitions	—	—	—	—	—	2,979	100	596
Dispositions	—	—	—	—	—	(1)	—	—
Economic Factors	18	18	7	2	—	368	11	116
Technical Revisions	(34)	(22)	5	91	202	(94)	(1)	224
Production	(28)	(23)	(20)	(95)	(164)	(619)	(18)	(451)
December 31, 2021	424	249	388	4,337	7,535	20,249	643	16,950

Canadian Natural Resources Limited	26	2021 - Annual Information Form

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

Canadian Natural Resources Limited	27	2021 - Annual Information Form

Principal Documents Exhibits
7. 2021 reserves reconciliation highlights:
Total Proved Crude Oil, Bitumen (Thermal Oil) and NGLs reserves increased by 257 MMbbl:
•Extensions: Increase of 143 MMbbl primarily due to extension drilling/future offset additions at various Bitumen (Thermal Oil), Primary Heavy Crude Oil, Light Crude Oil and natural gas (NGLs) properties.
•Infill Drilling: Increase of 19 MMbbl primarily due to infill drilling/future offset additions at various Light Crude Oil, Primary Heavy Crude Oil and natural gas (NGLs) properties.
•Improved Recovery: Increase of 20 MMbbl primarily due to increased recovery of Bitumen (Thermal Oil) at Jackfish and Kirby properties.
•Acquisitions: Increase of 59 MMbbl primarily due to natural gas (NGLs) acquisitions in northeast British Columbia.
•Economic Factors: Increase of 59 MMbbl primarily due to higher product pricing.
•Technical Revisions: Increase of 304 MMbbl primarily due to transfers at Oil Sands Mining and Upgrading (SCO), Bitumen (Thermal Oil) improved performance at Kirby and Jackfish, as well as improved performance at various natural gas (NGLs) properties, offset by removal of future undeveloped reserves at North Sea and Primary Heavy Crude Oil properties.
•Production: Decrease of 348 MMbbl.
    Total Proved Natural Gas reserves increased by 2,704 Bcf:
•Extensions: Increase of 598 Bcf primarily due to extension drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
•Infill Drilling: Increase of 170 Bcf primarily due to infill drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
•Acquisitions: Increase of 1,715 Bcf primarily due to the Storm Resources Ltd. and other acquisitions in northeast British Columbia.
•Dispositions: Decrease of 1 Bcf from Natural Gas properties in North America.
•Economic Factors: Increase of 309 Bcf due to higher product pricing.
•Technical Revisions: Increase of 528 Bcf primarily due to overall positive revisions in several North America core areas as a result of increased recovery and category transfers from probable to proved.
•Production: Decrease of 619 Bcf.
    Total Proved plus Probable Crude Oil, Bitumen and NGLs reserves increased by 304 MMbbl:
•Extensions: Increase of 201 MMbbl primarily due to extension drilling/future offset additions at various Bitumen (Thermal Oil), Primary Heavy Crude Oil, Light Crude Oil and natural gas (NGLs) properties.
•Infill Drilling: Increase of 31 MMbbl primarily due to infill drilling/future offset additions at various Light Crude Oil, Primary Heavy Crude Oil and natural gas (NGLs) properties.
•Improved Recovery: Increase of 25 MMbbl primarily due to increased recovery of Bitumen (Thermal Oil) at Jackfish and Kirby properties.
•Acquisitions: Increase of 100 MMbbl primarily due to natural gas (NGLs) acquisitions in northeast British Columbia.
•Economic Factors: Increase of 55 MMbbl primarily due to higher product pricing.
•Technical Revisions: Increase of 240 MMbbl primarily due to transfers at Oil Sands Mining and Upgrading (SCO), Bitumen (Thermal Oil) improved performance at Kirby and Jackfish, as well as improved performance at Pelican Lake (Pelican Lake Heavy Crude Oil), offset by removal of future undeveloped reserves at North Sea and Primary Heavy Crude Oil properties.
•Production: Decrease of 348 MMbbl.

Canadian Natural Resources Limited	28	2021 - Annual Information Form

Principal Documents Exhibits
Total Proved plus Probable Natural Gas reserves increased by 4,327 Bcf:
•Extensions: Increase of 1,004 Bcf primarily due to extension drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
•Infill Drilling: Increase of 687 Bcf primarily due to infill drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
•Acquisitions: Increase of 2,979 Bcf primarily due to the Storm Resources Ltd. and other acquisitions in northeast British Columbia.
•Dispositions: Decrease of 1 Bcf from Natural Gas properties in North America.
•Economic Factors: Increase of 368 Bcf due to higher product pricing.
•Technical Revisions: Decrease of 94 Bcf primarily due to future extension and infill undeveloped reserves in North America properties because of revised Company development plans.
•Production: Decrease of 619 Bcf.
8.A report on reserves data by the IQREs is provided in Schedule “A” to this AIF. A report by the Company’s management and directors on crude oil, natural gas and NGLs reserves disclosure is provided in Schedule “B” to this AIF.

Canadian Natural Resources Limited	29	2021 - Annual Information Form

Principal Documents Exhibits
Future Net Revenue Tables and Notes
The following tables summarize the future net revenue as of December 31, 2021 using forecast prices and costs. Abandonment, Decommissioning and Reclamation ("ADR") costs included in the calculation of future net revenue consist of both the Company's total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2021 and forecast estimates of ADR costs attributable to future development activity.
Summary of Net Present Values of Future Net Revenue Before Income Taxes
As of December 31, 2021
Forecast Prices and Costs

($ millions)	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%	Unit Value Discounted at 10%/year ($/BOE)
North America
Proved
Developed Producing	391,270	149,794	86,420	61,772	49,124	11.69
Developed Non-Producing	2,730	1,199	847	683	578	9.77
Undeveloped	96,525	52,810	29,565	18,008	11,752	9.52
Total Proved	490,524	203,803	116,832	80,463	61,454	11.04
Probable	142,971	47,741	22,861	13,734	9,468	6.83
Total Proved plus Probable	633,495	251,544	139,693	94,197	70,921	10.02

North Sea
Proved
Developed Producing	(1,260)	(571)	(234)	(63)	26	(13.04)
Developed Non-Producing	843	704	602	524	464	19.82
Undeveloped	2,302	1,744	1,362	1,091	892	42.65
Total Proved	1,885	1,877	1,731	1,553	1,382	21.57
Probable	3,378	2,491	1,907	1,507	1,225	49.26
Total Proved plus Probable	5,263	4,368	3,637	3,060	2,607	30.58

Offshore Africa
Proved
Developed Producing	613	695	666	606	542	19.71
Developed Non-Producing	440	319	242	189	153	30.61
Undeveloped	1,703	1,149	810	591	442	30.65
Total Proved	2,755	2,163	1,718	1,386	1,137	25.22
Probable	1,865	1,231	859	629	478	36.14
Total Proved plus Probable	4,621	3,394	2,577	2,015	1,615	28.05

Total Company
Proved
Developed Producing	390,623	149,918	86,852	62,315	49,692	11.67
Developed Non-Producing	4,012	2,222	1,690	1,397	1,195	13.53
Undeveloped	100,529	55,703	31,738	19,690	13,086	10.03
Total Proved	495,165	207,843	120,280	83,402	63,973	11.21
Probable	148,214	51,463	25,628	15,870	11,170	7.51
Total Proved plus Probable	643,379	259,306	145,908	99,272	75,143	10.31

Canadian Natural Resources Limited	30	2021 - Annual Information Form

Principal Documents Exhibits
Summary of Net Present Values of Future Net Revenue After Income Taxes
As of December 31, 2021
Forecast Prices and Costs

($ millions)	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%
North America
Proved
Developed Producing	301,465	116,250	67,574	48,591	38,815
Developed Non-Producing	2,361	932	637	510	430
Undeveloped	74,206	39,866	21,933	13,089	8,337
Total Proved	378,032	157,048	90,144	62,190	47,582
Probable	109,100	36,188	17,205	10,271	7,046
Total Proved plus Probable	487,133	193,235	107,349	72,460	54,627

North Sea
Proved
Developed Producing	(493)	(211)	(71)	2	40
Developed Non-Producing	346	348	328	303	277
Undeveloped	1,314	1,030	824	671	556
Total Proved	1,167	1,167	1,082	976	873
Probable	2,026	1,511	1,169	932	763
Total Proved plus Probable	3,192	2,678	2,250	1,908	1,636

Offshore Africa
Proved
Developed Producing	412	529	525	484	435
Developed Non-Producing	333	240	181	141	113
Undeveloped	1,301	880	621	453	339
Total Proved	2,046	1,649	1,328	1,079	888
Probable	1,399	923	644	471	358
Total Proved plus Probable	3,445	2,573	1,972	1,550	1,245

Total Company
Proved
Developed Producing	301,384	116,568	68,029	49,077	39,289
Developed Non-Producing	3,041	1,521	1,147	954	820
Undeveloped	76,820	41,775	23,378	14,214	9,233
Total Proved	381,245	159,864	92,554	64,244	49,342
Probable	112,525	38,622	19,018	11,674	8,167
Total Proved plus Probable	493,769	198,486	111,572	75,918	57,509

Canadian Natural Resources Limited	31	2021 - Annual Information Form

Principal Documents Exhibits
Total Future Net Revenue (Undiscounted)
As of December 31, 2021
Forecast Prices and Costs

	North America		North Sea		Offshore Africa		Total Company
($ millions)	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable
Revenue	1,156,918	1,461,535	8,413	12,312	6,342	8,555	1,171,673	1,482,401
Royalties	196,369	255,514	19	29	215	303	196,603	255,845
Production Costs	362,996	442,703	4,294	4,672	2,037	2,172	369,327	449,548
Development Costs	87,824	109,368	653	786	851	960	89,328	111,114
ADR Costs for Future Development	694	1,210	—	—	29	44	723	1,253
Future Net Revenue Before Income Taxes Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	509,034	652,740	3,447	6,826	3,210	5,076	515,691	664,641
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	18,509	19,245	1,562	1,562	455	455	20,527	21,263
Future Net Revenue Before Income Taxes Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	490,524	633,495	1,885	5,263	2,755	4,621	495,165	643,379
Income Taxes	112,492	146,362	718	2,071	710	1,176	113,920	149,609
Future Net Revenue After Income Taxes	378,032	487,133	1,167	3,192	2,046	3,445	381,245	493,769

Canadian Natural Resources Limited	32	2021 - Annual Information Form

Principal Documents Exhibits
Future Net Revenue By Product Type
As of December 31, 2021
Forecast Prices and Costs

Total Proved
Product Type	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value ($/BOE)
Light and Medium Crude Oil (including solution gas and other by-products)	7,766	19.80
Primary Heavy Crude Oil (including solution gas)	2,531	17.41
Pelican Lake Heavy Crude Oil (including solution gas)	3,660	17.15
Bitumen (Thermal Oil)	28,477	13.79
Synthetic Crude Oil	68,962	11.80
Natural Gas (including by-products but excluding solution gas and by-products from crude oil wells)	12,274	5.91
Total Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	123,669	11.52
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	(3,389)
Total Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	120,280	11.21
Total Proved plus Probable
Product Type	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value ($/BOE)
Light and Medium Crude Oil (including solution gas and other by-products)	11,946	21.79
Primary Heavy Crude Oil (including solution gas)	3,750	17.68
Pelican Lake Heavy Crude Oil (including solution gas)	4,766	15.98
Bitumen (Thermal Oil)	35,694	10.51
Synthetic Crude Oil	74,555	11.88
Natural Gas (including by-products but excluding solution gas and by-products from crude oil wells)	18,632	5.45
Total Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	149,343	10.56
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	(3,435)
Total Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	145,908	10.31

Canadian Natural Resources Limited	33	2021 - Annual Information Form

Principal Documents Exhibits
Notes to Future Net Revenue Tables
1.Abandonment, Decommissioning and Reclamation ("ADR") costs included in the calculation of the future net revenue consist of both the Company's total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2021 and forecast estimates of ADR costs attributable to future development activity. The Company’s total ARO included in the reserves future net revenue is escalated at the rate of inflation described in the "Pricing Assumptions" section of this AIF.
2.For reserves in Canada, future net revenue includes carbon cost compliance in accordance with the proposed federal Greenhouse Gas Pollution Pricing Act, which reaches $170/tonne in 2030. For reserves in the North Sea, future net revenue includes carbon costs associated with the UK Emissions Trading Scheme.
3.Unit values ($/BOE) are based on company net reserves.
4.After-tax net present values consider the Company’s existing tax pool balances and current tax regulations and do not represent an estimate of the value at the consolidated entity level, which may be significantly different. For information at the consolidated entity level, refer to the Company’s Consolidated Financial Statements for the year ended December 31, 2021 and the annual MD&A for the year ended December 31, 2021, dated March 2, 2022.
5.Future net revenue is prior to provision for interest, general and administrative expenses, and the impact of any risk management activities.
Pricing Assumptions
The crude oil, natural gas and NGLs reference pricing and the inflation and exchange rates used in the preparation of reserves and related future net revenue estimates are as per the 3-consultant-average of price forecasts developed by Sproule, GLJ and McDaniel & Associates Consultants Ltd. ("McDaniel"), dated December 31, 2021. The following is a summary of the 3-consultant-average price forecast. All prices increase at a rate of 2% per year after 2026.

		2022	2023	2024	2025	2026
Crude Oil and NGLs
WTI	US$/bbl	72.83	68.78	66.76	68.09	69.45
WCS	C$/bbl	74.42	69.17	66.54	67.87	69.23
Canadian Light Sweet	C$/bbl	86.82	80.73	78.01	79.57	81.16
Cromer LSB	C$/bbl	87.30	82.30	79.69	81.29	82.92
Edmonton C5+	C$/bbl	91.85	85.53	82.98	84.63	86.33
Brent	US$/bbl	75.33	71.46	69.62	71.01	72.44
Natural Gas
AECO	C$/MMBtu	3.56	3.21	3.05	3.11	3.17
BC Westcoast Station 2	C$/MMBtu	3.48	3.14	2.98	3.03	3.10
Henry Hub	US$/MMBtu	3.85	3.44	3.17	3.24	3.30
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

Canadian Natural Resources Limited	34	2021 - Annual Information Form

Principal Documents Exhibits
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
2.Effective April 1, 2021, the COGE Handbook includes price forecast guidelines for the preparation of commodity price forecasts for use in reserve evaluations. For year-end 2021, the methodology used by Sproule, GLJ and McDaniel for determining their price forecasts is consistent with the COGE Handbook guidelines.
3.The forecast prices and costs assume the continuance of current laws and regulations, and any increases in wellhead selling prices also take inflation into account. Sales prices are based on reference prices as detailed above and adjusted for quality and transportation on an individual property basis.
4.The Company’s 2021 average pricing, net of blending costs and excluding risk management activities, was $80.82/bbl for light and medium crude oil, $65.88/bbl for primary heavy crude oil, $68.05/bbl for Pelican Lake heavy crude oil, $60.20/bbl for bitumen (thermal oil), $77.95/bbl for SCO, $47.59/bbl for NGLs, and $4.07/Mcf for natural gas.
5.Production and capital costs are escalated at the 3-consultant-average cost inflation rate of 0% per year for 2022, 2.33% per year for 2023 and 2% per year after 2023 for all products.
6.The 3-consultant-average foreign exchange rate of 0.7967 US$/C$ for 2022 and 0.7967 US$/C$ after 2022 was used in the 2021 evaluation.
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

Proved Undeveloped
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2019 First Attributed	7	21	—	538	133	297	17	765
Total	163	85	58	1,771	133	3,101	177	2,903
2020 First Attributed	4	1	—	17	8	2,561	48	506
Total	149	84	49	1,876	92	5,476	225	3,388
2021 First Attributed	2	5	—	119	—	2,068	69	541
Total	115	74	56	2,012	37	7,413	283	3,812

Canadian Natural Resources Limited	35	2021 - Annual Information Form

Principal Documents Exhibits

Probable Undeveloped
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2019 First Attributed	3	25	—	166	—	330	14	262
Total	79	63	28	1,406	157	2,127	103	2,191
2020 First Attributed	2	2	—	4	—	3,285	41	597
Total	74	60	36	1,427	153	5,244	141	2,764
2021 First Attributed	2	3	—	39	—	2,037	60	443
Total	58	57	27	1,467	106	6,711	183	3,017
The assignment of some proved undeveloped and probable undeveloped reserves beyond 2 years is based on the Company's capital development plan to optimize operations and align capital investments with estimated future net revenue. The extended development timing has no consequential impact on the confidence level associated with the reserves estimate in each category. The IQRE reserves evaluation report documents the evaluation, assignment and justification for undeveloped reserves beyond the NI 51-101 development timing guidelines. The Company's justifications for reserves development timing beyond 2 years are summarized by product type below:
1.Light and Medium Crude Oil and Primary Heavy Crude Oil undeveloped reserves are located throughout the Company's core areas in western Canada, the North Sea and Offshore Africa. Development timing is justified to accommodate the following:
•capital projects with facility constraints and development plans designed to optimize the operation and deliver production for the life of the facilities;
•resource plays with extensive ongoing development;
•EOR or waterflood projects with ongoing, extensive development opportunity;
•strict ESG or regulatory development restrictions limit the development drilling that would otherwise proceed at a quicker pace; and
•offshore projects with long lead times and facility constraints.
2.Pelican Lake Heavy Crude Oil is produced at a large heavy crude oil polymer EOR flood project with chemical and facility constraints. The development plan is designed to optimize the purchase and use of chemicals and deliver production for the life of the facilities.
3.Bitumen (Thermal Oil) development plans are designed to optimize the operation and deliver production for the life of the facilities over the next fifty years.
4.Synthetic Crude Oil reserves are associated with two large oil sands mining and upgrading projects with long lead times and facility constraints. The development plans are designed to optimize the operation and deliver production for the life of the facilities.
5.Natural Gas undeveloped reserves are located throughout the Company's core areas in western Canada. Development timing is justified to accommodate the following:
•capital projects with facility constraints and development plans designed to optimize the operation and deliver production for the life of the facilities;
•resource plays with extensive ongoing development; and
•strict ESG or regulatory development restrictions limit the development drilling that would otherwise proceed at a quicker pace.
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

Canadian Natural Resources Limited	36	2021 - Annual Information Form

Principal Documents Exhibits
Future Development Costs
The following table summarizes the undiscounted future development costs using Sproule's inflation and foreign exchange rates as of December 31, 2021. Future development costs exclude all Abandonment, Decommissioning and Reclamation ("ADR") costs. ADR costs are included in the calculation of the future net revenue and consist of both the Company’s total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2021 and forecast estimates of ADR costs attributable to future development activity.

Future Development Costs (Undiscounted)
($ millions)	2022	2023	2024	2025	2026	Thereafter	Total	Total Discounted at 10%
Total Proved
North America	2,922	4,048	3,934	3,406	3,149	70,364	87,824	30,013
North Sea	100	171	140	93	43	105	653	497
Offshore Africa	129	256	179	37	31	219	851	629
Total Company	3,152	4,476	4,253	3,536	3,224	70,688	89,328	31,140
Total Proved plus Probable
North America	3,050	4,276	4,218	3,745	3,643	90,435	109,368	35,289
North Sea	102	199	156	133	57	139	786	589
Offshore Africa	133	280	252	37	31	228	960	714
Total Company	3,286	4,755	4,625	3,915	3,731	90,802	111,114	36,592
Management believes that internally generated cash flows, existing credit facilities and access to debt capital markets are sufficient to fund future development costs. The Company does not anticipate the costs of funding would make the development of any property uneconomic.

Canadian Natural Resources Limited	37	2021 - Annual Information Form

Principal Documents Exhibits
Other Oil and Gas Information
DAILY PRODUCTION
Set forth below is a summary of the production, before royalties, from crude oil, natural gas and NGLs properties for the fiscal years ended December 31, 2021 and 2020.

	2021 Average Daily Production Rates		2020 Average Daily Production Rates
Region	Crude Oil & NGLs (bbl)	Natural Gas (MMcf)	Crude Oil & NGLs (bbl)	Natural Gas (MMcf)
North America
Northeast British Columbia	17,456	640	12,545	420
Northwest Alberta	49,900	656	44,129	639
Northern Plains	386,460	156	383,676	149
Southern Plains	14,179	225	14,489	239
Southeast Saskatchewan	4,626	3	5,604	3
Oil Sands Mining & Upgrading	448,133	—	417,351	—
North America Total	920,754	1,680	877,794	1,450
International
North Sea UK Sector	17,633	3	23,142	12
Offshore Africa	14,017	12	17,022	15
International Total	31,650	15	40,164	27
Company Total	952,404	1,695	917,958	1,477
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
In 2021, the Company completed three Montney natural gas acquisitions, including the corporate acquisition of Storm Resources Ltd. on December 17, 2021, which included owned and dedicated third party natural gas processing capacity.
This region also includes the Septimus and Townsend Montney natural gas assets with owned natural gas processing capacity as well as dedicated third party natural gas processing capacity.
The southern portion of this region encompasses the Company’s BC Foothills assets where natural gas is produced from the deep Mississippian and Triassic aged reservoirs in this highly structural area.

Canadian Natural Resources Limited	38	2021 - Annual Information Form

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

Canadian Natural Resources Limited	39	2021 - Annual Information Form

Principal Documents Exhibits
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
The Company has two 100% owned thermal SAGD facilities in the Kirby area located near Lac La Biche, Alberta with infrastructure and total plant processing capacity of 80,000 bbl/d.
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

Canadian Natural Resources Limited	40	2021 - Annual Information Form

Principal Documents Exhibits
Oil Sands Mining and Upgrading
Horizon: The Company owns a 100% working interest in its Horizon oil sands leases which are located about 70 kilometers north of Fort McMurray, Alberta. In 2021, the Company completed an acquisition of a 5% net carried interest on an existing Company oil sands lease from which Horizon production is currently derived.
The oil sands resource at Horizon Oil Sands is found in the Cretaceous McMurray Formation, which is further subdivided into three informal members: lower, middle and upper. Most of Horizon’s oil sands resource is found within the lower and middle McMurray Formation at depths ranging from 50 to 100 meters below the surface.
Horizon Oil Sands, which is accessible by private road and private airstrip, includes surface oil sands mining, bitumen extraction, bitumen upgrading and associated infrastructure. Mining of the oil sands is done using conventional truck and shovel technology. The ore is then processed through extraction and froth treatment facilities to produce bitumen, which is upgraded on-site into SCO. The SCO is transported from the site by pipeline to the Edmonton area for distribution. Two on-site cogeneration plants with a combined design capacity of 180 megawatts provide power and steam for operations.
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
In 2018, the Company acquired the Joslyn oil sands project, adding to the Company's total oil sands mining and upgrading reserves. This incorporation of the Joslyn leases (now, Horizon South) to the mine plan will allow mining to continue south of the previously existing Horizon leases with opportunity for further cost optimizations.
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

Canadian Natural Resources Limited	41	2021 - Annual Information Form

Principal Documents Exhibits
United Kingdom North Sea
Through its wholly owned subsidiary, CNR International (U.K.) Limited, formerly Ranger Oil (U.K.) Limited, the Company has operated in the North Sea for over 40 years and has developed a significant database, extensive operating experience and an experienced staff. In 2021, the Company produced from 8 crude oil fields.
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
The decommissioning activities at the Banff and Kyle fields commenced in the second quarter of 2020 with cessation of production occurring in June of 2020. The decommissioning activities are targeted to be substantially completed by 2024.
The Company commenced abandonment of the Ninian North Platform in the second quarter of 2017. In 2021, the decommissioning activities advanced with dismantling and disposal of the platform topsides. The decommissioning activities are targeted to be substantially complete in 2024.

Canadian Natural Resources Limited	42	2021 - Annual Information Form

Principal Documents Exhibits
Offshore Africa
Côte d’Ivoire

CI-301
CI-302
ABIDJAN
CI-519
Jacqueville
CI-518
Grand Lahou
CI-503
CI-500
West Espoir
East Espoir
CI-102
Fresco
CI-27
CI-11
CI-26
CI-24
Acajou
Sassandra
CI-12
CI-531
Kossipo
CI-40
CI-501
CI-502
CI-705
CI-704
Baobab
CI-703
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
South Africa

South Africa
Mossel Bay
Plettenberg Bay
Port Elizabeth
NW PLETMOS
PLETMOS INSH
ALGOA GAMTOO
Ga-A
Ga-Q
11A
ALGOA
Block 11B / 12B
E-AG
E-M
F-AH
F-AO
F-AR
F-A
F-O
E-CN
SCG BLOCK
E-BA
E-AA
E-BD
E-G
E-AO
E-AJ
E-CB
E-BK
E-BL
BLOCK 09
56
100 Km
BO TCP APP

Canadian Natural Lands – South Africa

In May 2012, the Company completed the conversion of its 100% owned oil sub-lease in respect of Block 11B/12B (the  “Block”) off the southeast coast of South Africa into an exploration right for petroleum for this area. The Company currently has a 20% non-operated working interest in the Block, having divested a 50% interest in the exploration right in a farm-out transaction in 2013 and an additional 30% interest in two separate farm out transactions in 2018. In December 2018, the operator re-entered the suspended Brudpadda exploration well on the Block and subsequently announced the discovery of natural gas and condensate from that prospect. In 2020, the operator completed the drilling and testing of the Luiperd exploratory well on the Block and subsequently announced the discovery of natural gas and condensate on that prospect. The operator is currently preparing a development plan and production right application, which will be submitted in 2022. Additional cash payments will be due to the Company after the grant of a production right.

Canadian Natural Resources Limited	43	2021 - Annual Information Form

Principal Documents Exhibits
Producing and Non-Producing Crude Oil and Natural Gas Wells
The following table summarizes the number of wells in which the Company has a working interest that were producing or mechanically capable of producing as of December 31, 2021.

Producing	Natural Gas Wells		Crude Oil Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	24,395	19,820.3	10,119	9,295.7	34,514	29,116.0
British Columbia	2,046	1,908.9	166	151.5	2,212	2,060.4
Saskatchewan	10,024	9,197.2	2,250	1,304.3	12,274	10,501.5
Manitoba	—	—	137	120.2	137	120.2
Total Canada	36,465	30,926.4	12,672	10,871.7	49,137	41,798.1
North Sea UK Sector	1	1.0	48	47.5	49	48.5
Offshore Africa
Côte d’Ivoire	—	—	26	15.1	26	15.1
Total Company	36,466	30,927.4	12,746	10,934.3	49,212	41,861.7
The following table summarizes the number of wells in which the Company has a working interest that were not producing or not mechanically capable of producing as of December 31, 2021.

Non-Producing	Natural Gas Wells		Crude Oil Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	9,951	8,071.7	13,595	12,302.1	23,546	20,373.8
British Columbia	2,567	2,238.0	530	465.0	3,097	2,703.0
Saskatchewan	1,054	987.0	3,403	2,801.2	4,457	3,788.2
Manitoba	—	—	167	113.5	167	113.5
Northwest Territories	95	22.5	—	—	95	22.5
Total Canada	13,667	11,319.2	17,695	15,681.8	31,362	27,001.0
United States Louisiana	—	—	2	0.4	2	0.4
North Sea UK Sector	2	2.0	28	25.3	30	27.3
Offshore Africa
Côte d’Ivoire	—	—	14	8.1	14	8.1
Total Company	13,669	11,321.2	17,739	15,715.6	31,408	27,036.8

Canadian Natural Resources Limited	44	2021 - Annual Information Form

Principal Documents Exhibits
Properties With No Attributed Reserves
The following table summarizes the Company’s unproved property as of December 31, 2021.

Country (thousands of acres)	Gross	Net
Canada	22,705	18,293
US	9	3
North Sea UK Sector	54	52
Côte d’Ivoire	92	53
South Africa	4,002	800
Total Company	26,861	19,202
Where the Company holds interests in different formations under the same surface area pursuant to separate leases, the acreage for each lease is included in the gross and net amounts.
Canadian Natural has approximately 0.50 million net acres attributed to the North America properties which are currently expected to expire by December 31, 2022.
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
2021 COSTS INCURRED IN CRUDE OIL, NATURAL GAS AND NGLs ACTIVITIES

($ millions)	North America	North Sea	Offshore Africa	Total
Property Acquisitions
Proved	1,371	—	—	1,371
Unproved	26	—	—	26
Exploration	4	—	8	12
Development	4,301	208	48	4,557
	5,702	208	56	5,966
Add: Net non-cash and other costs (1)	(1,293)	(35)	6	(1,322)
Costs Incurred	4,409	173	62	4,644
(1)Non-cash and other costs are comprised primarily of changes in ARO and accounting adjustments related to non-cash consideration on acquisition of properties.

Canadian Natural Resources Limited	45	2021 - Annual Information Form

Principal Documents Exhibits
Exploration and Development Activities
The following table summarizes the crude oil and natural gas drilling activities completed by the Company for the year ended December 31, 2021. Total success rate for 2021, excluding service and stratigraphic test wells, was 99%.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Canada – Exploration and Production
Crude Oil	21	21.0	127	122.5
Natural Gas	—	—	62	49.0
Dry	—	—	1	1.0
Service	—	—	5	5.0
Stratigraphic	—	—	—	—
Total	21	21.0	195	177.5
Canada – Oil Sands Mining & Upgrading
Service	—	—	11	10.1
Stratigraphic	—	—	469	377.8
Total	—	—	480	387.9
Total Canada	21	21.0	675	565.4
North Sea UK Sector
Crude Oil	—	—	6	5.9
Total International	—	—	6	5.9
Company Total	21	21.0	681	571.3
2022 ACTIVITY
Safe, effective and efficient operations will continue to be a focus of the Company in 2022. In January 2022, the Company released its 2022 base capital budget, which is targeted at approximately $3,600 million, and the Company targets to deploy incremental strategic growth capital of approximately $700 million. The $3,600 million budgeted for 2022 is primarily allocated to production growth of approximately 60,000 BOE/d derived primarily from production growth in E&P operations. The remaining $700 million is allocated to long life low decline assets which add incremental annual production in 2023 and beyond as well as disciplined year over year near-term growth. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, to respond to price volatility, changes in project returns and the balancing of project risks and time horizons. The 2022 production guidance is targeted between 1,270,000 BOE/d and 1,320,000 BOE/d.
The 2022 capital budget and production targets constitute forward-looking information. Refer to the "Advisory" section of this AIF for further details on forward-looking information.

Canadian Natural Resources Limited	46	2021 - Annual Information Form

Principal Documents Exhibits
PRODUCTION ESTIMATES
The following table summarizes the estimated 2022 company gross proved and probable daily production included in the estimates of proved reserves and probable reserves as of December 31, 2021 using forecast prices and costs.

	Light and Medium Crude Oil (bbl/d)	Primary Heavy Crude Oil (bbl/d)	Pelican Lake Heavy Crude Oil (bbl/d)	Bitumen (Thermal Oil) (bbl/d)	Synthetic Crude Oil (bbl/d)	Natural Gas (MMcf/d)	Natural Gas Liquids (bbl/d)	Barrels of Oil Equivalent (BOE/d)
TOTAL PROVED
North America	40,481	61,517	50,755	246,818	420,240	1,761	53,126	1,166,418
North Sea	20,636					5		21,391
Offshore Africa	15,404					15		17,866
Total Company	76,521	61,517	50,755	246,818	420,240	1,780	53,126	1,205,675
TOTAL PROBABLE
North America	3,757	5,494	2,026	399	22,910	178	6,714	71,007
North Sea	2,223					1		2,327
Offshore Africa	1,354					1		1,543
Total Company	7,334	5,494	2,026	399	22,910	180	6,714	74,877

Canadian Natural Resources Limited	47	2021 - Annual Information Form

Principal Documents Exhibits
Production History and Netbacks

	2021
	Q1	Q2	Q3	Q4	Year Ended
North America Production and Netbacks by Product (1)
Light and Medium Crude Oil (2)
Average daily production (before royalties) (bbl/d)	41,703	45,122	43,903	49,425	45,056
Average daily sales volumes (before royalties) (bbl/d)	41,761	45,109	43,889	49,462	45,073
Netbacks ($/bbl)
Sales price (3)	63.48	72.92	79.46	87.34	76.36
Transportation (4)	3.09	3.67	3.72	3.33	3.46
Royalties (5)	5.31	9.08	10.79	12.20	9.50
Production expenses (6)	25.92	22.59	24.10	21.35	23.38
Netback	29.16	37.58	40.85	50.46	40.02
Primary Heavy Crude Oil (2)
Average daily production (before royalties) (bbl/d)	62,695	65,992	63,891	64,866	64,366
Average daily sales volumes (before royalties) (bbl/d)	61,342	65,156	65,144	64,577	64,067
Netbacks ($/bbl)
Sales price (3)	54.24	64.24	68.72	75.47	65.88
Transportation (4)	4.65	4.43	4.38	4.63	4.52
Royalties (5)	7.13	9.43	10.58	11.00	9.58
Production expenses (6)	18.89	19.32	19.51	19.72	19.37
Netback	23.57	31.06	34.25	40.12	32.41
Pelican Lake Heavy Crude Oil (2)
Average daily production (before royalties) (bbl/d)	55,498	55,212	53,923	52,963	54,390
Average daily sales volumes (before royalties) (bbl/d)	56,549	54,153	53,177	55,370	54,804
Netbacks ($/bbl)
Sales price (3)	55.26	67.75	71.92	77.40	68.05
Transportation (4)	4.21	5.43	6.14	6.19	5.49
Royalties (5)	11.39	15.80	16.95	19.26	15.84
Production expenses (6)	7.38	6.90	5.90	6.78	6.75
Netback	32.28	39.62	42.93	45.17	39.97
Bitumen (Thermal Oil) (2)
Average daily production (before royalties) (bbl/d)	267,530	258,551	248,113	263,110	259,284
Average daily sales volumes (before royalties) (bbl/d)	266,806	250,410	241,680	272,665	257,862
Netbacks ($/bbl)
Sales price (3)	48.92	58.50	64.81	68.45	60.20
Transportation (4)	4.09	4.42	4.33	4.10	4.23
Royalties (5)	5.09	7.71	8.81	9.66	7.82
Production expenses (6)	11.40	11.78	12.24	13.08	12.14
Netback	28.34	34.59	39.43	41.61	36.01
Natural Gas
Average daily production (before royalties) (MMcf/d) (7)	1,585	1,594	1,698	1,841	1,680
Netbacks ($/Mcf)
Sales price (3)	3.41	3.13	4.12	5.33	4.05
Transportation (4)	0.47	0.48	0.44	0.42	0.45
Royalties (5)	0.16	0.12	0.22	0.35	0.22
Production expenses (6)	1.24	1.15	1.14	1.08	1.15
Netback	1.54	1.38	2.32	3.48	2.23
Natural Gas Liquids (2)
Average daily production (before royalties) (bbl/d)	51,310	53,437	45,058	48,374	49,525
Average daily sales volumes (before royalties) (bbl/d)	51,310	53,437	45,058	48,374	49,525
Netbacks ($/bbl)
Sales price (3)	40.02	41.37	48.71	61.19	47.59
Transportation (4)	1.55	1.74	2.02	1.87	1.79
Royalties (5)	4.80	6.16	6.75	9.94	6.88
Production expenses (6)	8.05	7.48	8.49	7.72	7.91
Netback	25.62	25.99	31.45	41.66	31.01

Canadian Natural Resources Limited	48	2021 - Annual Information Form

Principal Documents Exhibits

	2021
	Q1	Q2	Q3	Q4	Year Ended
North Sea Production and Netbacks by Product (1)
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	19,959	16,458	16,294	17,860	17,633
Average daily sales volumes (before royalties) (bbl/d)	29,566	8,939	16,028	21,360	18,942
Netbacks ($/bbl)
Sales price (3)	75.16	85.09	96.11	100.45	87.98
Transportation (4)	0.68	2.59	1.24	0.62	1.01
Royalties (5)	0.12	0.39	0.22	0.19	0.19
Production expenses (6)	42.24	63.65	55.90	64.96	54.13
Netback	32.12	18.46	38.75	34.68	32.65
Natural Gas
Average daily production (before royalties) (MMcf/d) (7)	4	4	2	3	3
Netbacks ($/Mcf)
Sales price (3)	2.57	2.58	3.75	3.20	2.94
Transportation (4)	—	—	—	—	—
Royalties (5)	—	—	—	—	—
Production expenses (6)	4.85	6.96	8.86	9.19	7.31
Netback	(2.28)	(4.38)	(5.11)	(5.99)	(4.37)
Offshore Africa Production and Netbacks by Product (1)
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	11,854	16,239	13,531	14,421	14,017
Average daily sales volumes (before royalties) (bbl/d)	10,843	17,932	19,402	5,624	13,452
Netbacks ($/bbl)
Sales price (3)	80.00	85.78	91.73	75.42	85.71
Transportation (4)	—	—	—	—	—
Royalties (5)	3.57	3.74	4.27	4.10	3.94
Production expenses (6)	16.57	13.20	14.53	16.75	14.73
Netback	59.86	68.84	72.93	54.57	67.04
Natural Gas
Average daily production (before royalties) (MMcf/d) (7)	9	16	8	13	12
Netbacks ($/Mcf)
Sales price (3)	6.09	6.50	6.83	9.00	7.17
Transportation (4)	0.17	0.16	0.16	0.17	0.16
Royalties (5)	0.28	0.30	0.31	0.41	0.33
Production expenses (6)	4.99	3.37	5.76	4.52	4.41
Netback	0.65	2.67	0.60	3.90	2.27
Total Exploration and Production
Barrels of Oil Equivalent (BOE) (8)
Average daily production (before royalties) (BOE/d)	776,900	780,032	769,377	820,494	786,773
Average daily sales volumes (before royalties) (BOD/d)	784,528	764,157	769,041	826,906	786,227
Netbacks ($/BOE) (1)
Sales price (3)	41.80	46.40	52.09	57.72	49.67
Transportation (4)	3.29	3.58	3.50	3.40	3.44
Royalties (5)	4.10	5.77	6.45	7.48	5.98
Production expenses (6)	12.20	11.42	11.91	12.33	11.98
Netback	22.21	25.63	30.23	34.51	28.27
Oil Sands Mining and Upgrading Production and Netback (1)
SCO
Average daily production (before royalties) (bbl/d) (9)	468,803	361,707	468,126	493,406	448,133
Average daily sales volumes (before royalties) (bbl/d)	469,953	366,843	467,772	483,972	447,230
Netbacks ($/bbl)
Sales price (3) (10)	64.60	76.19	81.54	88.48	77.95
Transportation (4)	1.10	1.26	1.14	1.33	1.21
Royalties (5) (11)	2.88	5.92	8.21	9.16	6.62
Production expenses (6)	19.82	25.46	19.86	19.55	20.91
Netback	40.80	43.55	52.33	58.44	49.21

Canadian Natural Resources Limited	49	2021 - Annual Information Form

Principal Documents Exhibits
Notes to Production History and Netback Tables
(1)Netback is a non-GAAP financial measure that represents the net cash flows provided from core activities after the impact of all costs associated with bringing a product to market, on a per unit basis. The Company considers netback a key measure in evaluating its performance as it demonstrates the efficiency and profitability of the Company's activities. The netback calculations include the non-GAAP financial measures: realized price and transportation. Refer to the discussion of netbacks in the 'Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2021, dated March 2, 2022, for additional non-GAAP disclosure.
(2)Component of North America Exploration and Production crude oil and NGLs production and sales.
(3)Calculated as product sales, less blending expenses, divided by respective sales volumes.
(4)Calculated as transportation expense divided by respective sales volumes.
(5)Calculated as royalties divided by respective sales volumes.
(6)Calculated as production expense divided by respective sales volumes.
(7)Natural gas production volumes approximate sales volumes.
(8)Barrels of oil equivalent sales include total Exploration and Production crude oil, NGLs, and natural gas sales.
(9)Oil Sands Mining and Upgrading production is net of mined diesel produced and consumed at Horizon.
(10)SCO sales price is net of feedstock and blending costs.
(11)Royalty expense in the Oil Sands Mining and Upgrading segment is calculated based on bitumen royalties expensed during the period.
Selected Financial Information

($ millions, except per common share amounts)		2021	2020
Product sales (1)		$32,854	$17,491
Crude oil and NGLs		$29,256	$15,579
Natural gas		$2,716	$1,478
Net earnings		$7,664	$(435)
Per common share	– basic	$6.49	$(0.37)
	– diluted	$6.46	$(0.37)
Adjusted net earnings from operations (2)		$7,420	$(756)
Per common share	– basic (3)	$6.28	$(0.64)
	– diluted (3)	$6.25	$(0.64)
Cash flows from operating activities		$14,478	$4,714
Adjusted funds flow (2)		$13,733	$5,200
Per common share	– basic (3)	$11.63	$4.40
	– diluted (3)	$11.57	$4.40
Total assets		$76,665	$75,276
Total long-term liabilities		$32,298	$37,818
Cash flows used in investing activities		$3,703	$2,819
Net capital expenditures (2)		$4,908	$3,206
Notes to Selected Financial Information
(1)Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements for the year ended December 31, 2021.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2021, dated March 2, 2022.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2021, dated March 2, 2022.

Canadian Natural Resources Limited	50	2021 - Annual Information Form

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

	2021	2020	2019
Cash dividends declared per common share	$2.00	$1.70	$1.50
On March 2, 2022, the Board of Directors approved an increase in the quarterly dividend to $0.75 per common share, beginning with the dividend payable on April 5, 2022. On November 3, 2021, the Board of Directors approved an increase in the quarterly dividend to $0.5875 per common share, beginning with the dividend payable on January 5, 2022. On March 3, 2021, the Board of Directors approved an increase in the quarterly dividend to $0.47 per common share, beginning with the dividend payable on April 5, 2021. On March 4, 2020, the Board of Directors approved an increase in the quarterly dividend to $0.425 per common share. On March 6, 2019, the Board of Directors approved an increase in the quarterly dividend to $0.375 per common share.
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

Canadian Natural Resources Limited	51	2021 - Annual Information Form

Principal Documents Exhibits
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
The credit ratings accorded to the Company's debt securities and commercial paper by the rating agencies are not recommendations to purchase, hold or sell the debt securities or commercial paper inasmuch as such ratings do not comment as to current market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant, and if any such rating is so revised or withdrawn, the Company is under no obligation to update this AIF.
The Company has made payments to Moody’s, S&P and DBRS in connection with the assignment of ratings to our long-term and short-term debt and will make payments to Moody’s, S&P and DBRS in connection with the confirmation of such ratings from time to time. The Company has not made any other payments to the credit rating organizations in the last two years.

Canadian Natural Resources Limited	52	2021 - Annual Information Form

Principal Documents Exhibits
Market for Securities
The Company’s common shares are listed and posted for trading on the TSX and the NYSE under the symbol CNQ. Set forth below is the trading activity of the Company’s common shares on the TSX in 2021.

	2021 Monthly Historical Trading on TSX
Month	High	Low	Close	Volume Traded (Shares)
January	$34.75	$28.67	$28.89	87,455,587
February	$37.79	$28.84	$34.71	93,627,137
March	$41.05	$35.12	$38.85	258,757,214
April	$39.72	$36.23	$37.31	94,052,510
May	$42.84	$37.32	$42.36	94,985,136
June	$46.36	$41.95	$45.00	212,245,503
July	$46.07	$38.60	$41.17	81,029,230
August	$42.56	$37.82	$41.75	84,248,112
September	$46.99	$40.69	$46.31	198,858,984
October	$54.02	$46.06	$52.60	97,480,304
November	$55.44	$49.85	$52.24	101,767,750
December	$55.59	$48.42	$53.45	164,364,229
On March 3, 2021, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of a normal course issuer bid ("NCIB"), up to 59,278,474 common shares being approximately 5.0% of its issued and outstanding common shares as at February 28, 2021 for the purpose of repurchasing a number of common shares approximately equal to the number of options exercised throughout the year in order to minimize or eliminate dilution for shareholders. For the year ended December 31, 2021, the Company purchased 33,644,400 common shares at a weighted average price of $46.98 per common share. Subsequent to year-end, up to and including March 10, 2022, the Company purchased 12 million shares at a weighted average price of $66.15 per common share.
On March 2, 2022, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of a Normal Course Issuer Bid, up to 10.0% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares as at February 28, 2022. Any purchases will be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.

Canadian Natural Resources Limited	53	2021 - Annual Information Form

Principal Documents Exhibits
Directors and Executive Officers
The names, municipalities of residence, offices held with the Company and principal occupations of the Directors and Executive Officers of the Company for the five preceding years, are set forth below. Further detail on the Directors and Named Executive Officers are found in the Company’s Information Circular dated March 16, 2022 incorporated herein by reference.

Name	Position Presently Held	Principal Occupation During Past 5 Years

Catherine M. Best, FCPA, ICD.D Calgary, Alberta Canada	Director (1)(2) (age 68)
Corporate director. She has served continuously as a director of the Company since November 2003 and is currently serving on the board of directors of Superior Plus Corporation and Badger Infrastructure Solutions Ltd. She is also a member of the Board of the Alberta Children’s Hospital Foundation, The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.

M. Elizabeth Cannon, Ph.D., O.C. Calgary, Alberta Canada	Director (3)(4)(5) (age 59)
Corporate director. She is currently President Emerita at the University of Calgary, having previously served at the University of Calgary as Dean of the Schulich School of Engineering from 2006-2010, and then as President and Vice Chancellor from 2010-2018. She was appointed as a director of the Company on November 5, 2019.

N. Murray Edwards, O.C. St. Moritz, Switzerland	Executive Chair and Director (age 62)
Corporate director and investor. He has served continuously as a director of the Company since September 1988. Prior to December 2015, he was President of Edco Financial Holdings Ltd. (private management and consulting company). Currently, he is Chairman and serving on the board of directors of Ensign Energy Services Inc. and Magellan Aerospace Corporation.

Dawn L. Farrell Calgary, Alberta Canada	Director (1)(3)(4) (age 62)
Corporate director. Prior to her retirement in 2021, she was President and Chief Executive Officer of TransAlta Corporation since 2012, having previously served as Chief Operating Officer and Executive Vice-President, Commercial Operations. Currently serving on the board of directors of Portland General Electric and The Chemours Company (Chair). She is also Chancellor of Mount Royal University.

Christopher L. Fong Calgary, Alberta Canada	Director (3)(5) (age 72)	Corporate director. He has served continuously as a director of the Company since November 2010. He is currently serving on the board of directors of Computer Modelling Group Ltd.
Ambassador Gordon D. Giffin Atlanta, Georgia U.S.A.	Director (1)(4) (age 72)
Partner and Global Vice Chair, Dentons US LLP (law firm); prior thereto Senior Partner, McKenna Long & Aldridge LLP (law firm) from May 2001 until its merger with Dentons in 2015. He has served continuously as a director of the Company since May 2002. Currently serving on the board of directors of Canadian National Railway Company.

Canadian Natural Resources Limited	54	2021 - Annual Information Form

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Wilfred A. Gobert Calgary, Alberta Canada	Director (1)(2)(4) (age 74)	Independent businessman. He has served continuously as a director since November 2010. He is currently serving on the board of directors of Paramount Resources Ltd.
Steve W. Laut Calgary, Alberta Canada	Director (5)(6) (age 64)	Corporate director. He was an officer of the Company until May 5, 2020. He has served continuously as a director of the Company since August 2006.
Tim S. McKay Calgary, Alberta Canada	President and Director (3) (age 60)	Officer of the Company. He has served continuously as a director of the Company since February 2018.
Honourable Frank J. McKenna P.C., O.C., O.N.B., Q.C. Cap Pelé, New Brunswick Canada	Director (2)(4) (age 74)	Deputy Chair, TD Bank Group (bank). He has served continuously as a director of the Company since August 2006. Currently serving on the board of directors of Brookfield Asset Management Inc.
David A. Tuer Calgary, Alberta Canada	Director (1)(5) (age 72)
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

Annette M. Verschuren, O.C. Toronto, Ontario Canada	Director (2)(3) (age 65)
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

Troy J.P. Andersen Calgary, Alberta Canada	Senior Vice-President, Canadian Conventional Field Operations (age 43)	Officer of the Company.
Calvin J. Bast Calgary, Alberta Canada	Senior Vice-President, Production (age 47)
Officer of the Company since May 2018. Prior there to Thermal Production Manager from November 2012 to February 2017, Conventional Exploitation Manager from March 2017 to April 2018, and most recently Vice President - Production East from May 2018 to February 2022.

Canadian Natural Resources Limited	55	2021 - Annual Information Form

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Bryan C. Bradley Calgary, Alberta Canada	Senior Vice-President, Marketing (age 56)	Officer of the Company.
Trevor J. Cassidy Calgary, Alberta Canada	Senior Vice-President, Thermal (age 48)	Officer of the Company.
Darren M. Fichter Calgary, Alberta Canada	Chief Operating Officer, Exploration and Production (age 51)	Officer of the Company.
Jay E. Froc Calgary, Alberta Canada	Senior Vice-President, Oil Sands Mining and Upgrading (age 56)	Officer of the Company.
Dwayne F. Giggs Calgary, Alberta Canada	Senior Vice-President, Exploration (age 45)
Officer of the Company since April 2021. Prior thereto, District Geologist, Heavy Oil Central from December 2013 to January 2017, Exploration Manager from January 2017 to April 2021, and most recently Vice President - Exploration West from April 2021 to November 2021.

Ronald K. Laing Calgary, Alberta Canada	Senior Vice-President, Corporate Development and Land (age 52)	Officer of the Company.
Erin L. Lunn Calgary, Alberta Canada	Vice-President, Land (age 47)	Officer of the Company since February 2022. Prior thereto Land Manager, Negotiations from July 2016 to February 2022.
Pamela McIntyre Calgary, Alberta Canada	Senior Vice-President, Safety, Risk Management and Innovation (age 59)	Officer of the Company.
Paul M. Mendes Calgary, Alberta Canada	Vice-President, Legal, General Counsel and Corporate Secretary (age 56)	Officer of the Company.
Kyle G. Pisio Calgary, Alberta Canada	Vice-President, Drilling, Completions and Asset Retirement (age 40)	Officer of the Company since June 2021. Prior thereto Manager, Completions Engineering from July 2016 to June 2021.

Canadian Natural Resources Limited	56	2021 - Annual Information Form

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Roy D. Roth Calgary, Alberta Canada	Vice President Facilities and Pipelines (age 48)
Officer of the Company since July 2018. Prior thereto, Facilities Engineering Manager from April 2011 to July 2018, Vice President – Thermal Production from July 2010 to Sept 2021, and most recently Vice President – Facilities and Pipelines from Sept 2021 to present.

Mark A. Stainthorpe Calgary, Alberta Canada	Chief Financial Officer and Senior Vice-President, Finance (age 44)
Officer of the Company since March 2018. Prior thereto, Manager, Treasury from May 2015 to February 2016, Director, Treasury and Investor Relations from March 2016 to March 2018, and most recently Vice-President, Finance - Capital Markets from March 2018 to March 2019.

Scott G. Stauth Calgary, Alberta Canada	Chief Operating Officer, Oil Sands (age 56)	Officer of the Company.
Robin S. Zabek Calgary, Alberta Canada	Senior Vice-President, Exploitation (age 50)	Officer of the Company.
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Health, Safety, Asset Integrity and Environmental Committee.
(4)Member of the Nominating, Governance and Risk Committee.
(5)Member of the Reserves Committee.
(6)Mr. Steve W. Laut retired from the Company as Executive Vice-Chairman on May 5, 2020 and is considered a non-management, non-independent director of the Company.
All directors stand for election at each Annual Meeting of the Company's Shareholders. All of the current directors, except Ms. Dawn L. Farrell, were elected to the Board at the last Annual Meeting of the Company's Shareholders held on May 6, 2021. Ms. Farrell will stand for election at the Annual and Special Meeting of the Company's Shareholders to be held on May 5, 2022 having been appointed to the Board on August 4, 2021.
As at December 31, 2021, the directors and executive officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, in the aggregate, approximately 26 million common shares (approximately 2%) of the total outstanding common shares of 1,169 million (approximately 3% after the exercise of options held by them pursuant to the Company’s stock option plan).
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

Canadian Natural Resources Limited	57	2021 - Annual Information Form

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
During the year ended December 31, 2021, there were no penalties or sanctions imposed against the Company by a court of competent jurisdiction or other regulatory body relating to securities legislation or by a securities regulatory authority and the Company has not entered into any settlement agreements before a court of competent jurisdiction or other regulatory body relating to securities legislation or with a securities regulatory authority.
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
INTERESTS OF EXPERTS
The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated March 2, 2022 in respect of the Company’s consolidated financial statements as at December 31, 2021 and December 31, 2020 and for each of the three years in the period ended December 31, 2021 and the Company’s internal control over financial reporting as at December 31, 2021. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct with Guidance of the Chartered Professional Accountants of Alberta and the rules of the US Securities and Exchange Commission.
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
AUDIT COMMITTEE INFORMATION
Audit Committee Members
The Audit Committee of the Board of Directors is comprised of Ms. C. M. Best, Chair, Messrs. G. D. Giffin, W.A. Gobert, D. A. Tuer and Ms. D. L Farrell, each of whom is independent and financially literate as those terms are defined under Canadian securities regulations, National Instrument 52-110 and the NYSE listing standards as they pertain to audit committees of listed issuers. The education and experience of each member of the Audit Committee relevant to their responsibilities as an Audit Committee member is described below.

Canadian Natural Resources Limited	58	2021 - Annual Information Form

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
Ms. D. L. Farrell holds a Bachelor of Commerce with a major in Finance and a Master of Arts degree in Economics, both from the University of Calgary, and she attended the Advanced Management Program at Harvard University. She has over 35 years of experience in the electric energy industry, having most recently retired as President and Chief Executive Officer of TransAlta in 2021. Her prior roles at TransAlta included: Chief Operating Officer, Executive Vice-President, Commercial Operations and Development; Executive Vice-President, Corporate Development; Executive Vice-President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development. Prior to TransAlta, Ms. Farrell served as Executive Vice-President, Generation and Executive Vice-President Engineering, Aboriginal Relations and Generation at BC Hydro. Throughout her career, Ms. Farrell actively supervised principal accounting and financial officers, controllers and other accountants, internal auditors and other individuals performing similar functions, developing an understanding of generally accepted accounting principles, internal controls, procedures for financial reporting and audit committee functions in respect of business organizations. As a result, Ms. Farrell developed an understanding of accounting issues and complexities that would be generally comparable to those presented by the Company’s financial statements. Ms. Farrell qualifies as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act of 2002.
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
Auditor Service Fees
The Audit Committee of the Board of Directors in 2021 approved specified audit and non-audit services to be performed by PricewaterhouseCoopers LLP (“PwC”). The services provided include: (i) the annual audit of the Company's consolidated financial statements and internal controls over financial reporting, reviews of the Company's quarterly unaudited consolidated financial statements, audits of certain of the Company's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings as set out in "Audit fees" in the table below; (ii) audit related services including pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters as set out in "Tax fees" in the table below; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library as set out in "All other fees" in the table below.

Canadian Natural Resources Limited	59	2021 - Annual Information Form

Principal Documents Exhibits

Auditor service (000’s)	2021	2020
Audit fees	$2,310	$2,207
Audit related fees	463	412
Tax fees	305	258
All other fees	17	12
Total	$3,095	$2,889
The Charter of the Audit Committee of the Company is attached as Schedule “C” to this AIF.
ADDITIONAL INFORMATION
Additional information relating to the Company can be found on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.
Additional information including Directors' and Executive Officers' remuneration and indebtedness, Director nominees standing for re-election, principal holders of the Company's securities, options to purchase the Company's securities and interest of insiders in material transactions is contained in the Company's Notice of Annual and Special Meeting and Information Circular dated March 16, 2022 in connection with the Annual and Special Meeting of Shareholders of Canadian Natural to be held on May 5, 2022 which information is incorporated herein by reference. Additional financial information and discussion of the affairs of the Company and the business environment in which the Company operates is provided in the Company's MD&A, comparative Consolidated Financial Statements and Supplementary Oil & Gas Information for the most recently completed fiscal year ended December 31, 2021 respectively, as set forth in the 2021 Annual Report to the Shareholders, which information is incorporated herein by reference.
For additional copies of this AIF, please contact:
Corporate Secretary of the Corporation at:
2100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8

Canadian Natural Resources Limited	60	2021 - Annual Information Form

Principal Documents Exhibits
SCHEDULE “A”
FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
Report on Reserves Data
To the Board of Directors of Canadian Natural Resources Limited (the “Company”):
1.We have evaluated and reviewed the Company’s North America, United Kingdom and Offshore Africa petroleum and natural gas reserves data as at December 31, 2021. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2021, estimated using forecast prices and costs.
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
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to total proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and reviewed for the year ended December 31, 2021, and identifies the respective portions thereof that we have evaluated and reviewed and reported on to the Company’s management and board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
			Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	December 31, 2021	Canada and USA	—	61,010	5,131	66,140
Sproule International Limited	December 31, 2021	United Kingdom and Offshore Africa	—	6,214	—	6,214
Total			—	67,224	5,131	72,355
6.In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.
7.We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports as of December 31, 2021.
8.Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Canadian Natural Resources Limited	61	2021 - Annual Information Form

Principal Documents Exhibits
Executed as to our report referred to above:

Sproule Associates Limited Calgary, Alberta, Canada, March 2, 2022	Sproule International Limited Calgary, Alberta, Canada, March 2, 2022
Original Signed By SIGNED "GARY R. FINNIS" "Professional Stamp" Gary R. Finnis, P.Eng. Senior Manager, Engineering Date: March 2, 2022 APEGA ID 62965	Original Signed By SIGNED "MEGHAN KLEIN" "Professional Stamp" Meghan Klein, P.Eng. Senior Manager, Engineering Date: March 2, 2022 APEGA ID 84981
Validation Sproule Associates Limited APEGA Permit #00417	Validation Sproule International Limited APEGA Permit #06151
Original Signed By SIGNED "STEVEN GOLKO" Steven Golko, P.Eng. Senior VP, Reservoir Services Date: March 2, 2022 RM APEGA ID 80169	Original Signed By SIGNED "SCOTT W. PENNELL" Scott W. Pennell, P.Eng. Chief Operating Officer March 2, 2022 RM APEGA ID 94501
Original Signed By SIGNED "ALEXEY ROMANOV" Alexey Romanov, Ph.D., P.Geo Senior Geoscientist Date: March 2, 2022 RM APEGA ID 112313	Original Signed By SIGNED "ALEC KOVALTCHOUK" Alec Kovaltchouk, P.Geo. VP, Geoscience DATE: March 2, 2022 RM APEGA ID 72150

Canadian Natural Resources Limited	62	2021 - Annual Information Form

Principal Documents Exhibits

FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
Report on Reserves Data
To the Board of Directors of Canadian Natural Resources Limited (the “Company”):
1.We have evaluated the Company’s Canadian Oil Sands Mining and Upgrading reserves data as at December 31, 2021. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2021, estimated using forecast prices and costs.
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
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to total proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2021, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management and board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
			Audited	Evaluated	Reviewed	Total
GLJ Ltd.	December 31, 2021	Canada	—	73,553	—	73,553
Total			—	73,553	—	73,553
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
8.Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Canadian Natural Resources Limited	63	2021 - Annual Information Form

Principal Documents Exhibits
Executed as to our report referred to above.

GLJ Ltd., Calgary, Alberta, Canada, March 2, 2022
"Original Signed By" Tim R. Freeborn, P.Eng. Vice President and Chief Financial Officer

Canadian Natural Resources Limited	64	2021 - Annual Information Form

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
The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:
(a)the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and
(c)the content and filing of this report.

Canadian Natural Resources Limited	65	2021 - Annual Information Form

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

Original Signed By

SIGNED "DAVID A. TUER"
David A. Tuer
Independent Director and Chair of the Reserves Committee

Original Signed By

SIGNED "CATHERINE M. BEST"
Catherine M. Best
Independent Director and Chair of the Audit Committee

Dated this 2nd day of March, 2022

Canadian Natural Resources Limited	66	2021 - Annual Information Form

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

Canadian Natural Resources Limited	67	2021 - Annual Information Form

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
(iv)cooperation received from the Corporation’s personnel during the audit;
(v)internal resources used;
(vi)significant transactions outside of the normal business of the Corporation;

Canadian Natural Resources Limited	68	2021 - Annual Information Form

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

Canadian Natural Resources Limited	69	2021 - Annual Information Form

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

Canadian Natural Resources Limited	70	2021 - Annual Information Form

Principal Documents Exhibits

CANADIAN NATURAL RESOURCES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
March 2, 2022

Principal Documents Exhibits
Consolidated Financial Statements

Canadian Natural Resources Limited	1	2021 - Consolidated Financial Statements

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
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has been engaged, as approved by a vote of the shareholders at the Company’s most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:
•the Company’s consolidated financial statements as at and for the year ended December 31, 2021; and
•the effectiveness of the Company’s internal control over financial reporting as at December 31, 2021.
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

SIGNED "TIM S. MCKAY"	SIGNED "MARK STAINTHORPE"	SIGNED "VICTOR DAREL"
TIM S. MCKAY	MARK STAINTHORPE, CFA	VICTOR DAREL, CPA, CA
President	Chief Financial Officer and Senior Vice-President, Finance	Vice-President, Finance and Principal Accounting Officer

Calgary, Alberta, Canada
March 2, 2022

Canadian Natural Resources Limited	2	2021 - Consolidated Financial Statements

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
Based on the assessment, management has concluded that the Company’s internal control over financial reporting is effective as at December 31, 2021. Management recognizes that all internal control systems have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has provided an opinion on the Company’s internal control over financial reporting as at December 31, 2021, as stated in their accompanying Report of Independent Registered Public Accounting Firm.

SIGNED "TIM S. MCKAY"	SIGNED "MARK STAINTHORPE"
TIM S. MCKAY	MARK STAINTHORPE, CFA
President	Chief Financial Officer and Senior Vice-President, Finance

Calgary, Alberta, Canada
March 2, 2022

Canadian Natural Resources Limited	3	2021 - Consolidated Financial Statements

Principal Documents Exhibits
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Canadian Natural Resources Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Canadian Natural Resources Limited and its subsidiaries (together, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
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

Canadian Natural Resources Limited	4	2021 - Consolidated Financial Statements

Principal Documents Exhibits
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
The impact of crude oil and natural gas reserves on property, plant and equipment assets in the North America Exploration and Production segment
As described in Notes 1, 4 and 7 to the Company’s consolidated financial statements, the property, plant and equipment (“PP&E”) balance in the North America Exploration and Production segment was $25.1 billion as of December 31, 2021. Depletion, depreciation and amortization (“DD&A”) expense for the North America Exploration and Production segment was $3.5 billion for the year ended December 31, 2021. In accordance with the Company’s accounting policies, crude oil and natural gas properties in the North America Exploration and Production segment, excluding certain major components, are depleted using the unit-of-production method based on proved reserves. Estimates of the Company’s crude oil and natural gas reserves are based on engineering data, estimated future prices and production costs, expected future rates of production and the timing and amount of future development expenditures. Management utilizes third party specialists, specifically independent qualified reserve evaluators, to evaluate and review its estimates of crude oil and natural gas reserves. These estimates are utilized for the calculation of DD&A expense.
The principal considerations for our determination that performing procedures relating to the impact of crude oil and natural gas reserves on PP&E assets in the North America Exploration and Production segment is a critical audit matter are that there was a significant amount of judgment by management, including the use of specialists, when developing the estimates, specifically related to the estimates of crude oil and natural gas reserves in the North America Exploration and Production segment. This led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating evidence obtained related to the assumptions used in developing the estimates, including estimated future prices and production costs, expected future rates of production, and the timing and amount of future development expenditures.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls in the North America Exploration and Production segment relating to management’s estimates of the Company’s crude oil and natural gas reserves and the calculation of DD&A expense. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimates of crude oil and natural gas reserves used to determine DD&A expense for the North America Exploration and Production segment. As a basis for using this work, the specialists’ qualifications were understood, and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of data used by the specialists and an evaluation of the specialists’ findings. The procedures performed also included, among other, evaluating whether the assumptions used by management’s specialists related to estimated future prices and production costs, expected future rates of production, and the timing and amount of future development expenditures were reasonable considering the current and past performance of the Company, consistency with industry pricing forecasts, and whether they were consistent with evidence obtained in other areas of the audit, as applicable. Additionally, these procedures also included testing the unit-of-production rates used to calculate DD&A expense.

SIGNED "PricewaterhouseCoopers LLP"
Chartered Professional Accountants

Calgary, Canada
March 2, 2022

We have served as the Company's auditor since 1973.

Canadian Natural Resources Limited	5	2021 - Consolidated Financial Statements

Principal Documents Exhibits
Consolidated Balance Sheets

As at December 31,	Note	2021	2020
(millions of Canadian dollars)
ASSETS
Current assets
Cash and cash equivalents		$744	$184
Accounts receivable		3,111	2,190
Current income taxes receivable		—	309
Inventory	5	1,548	1,060
Prepaids and other		195	231
Investments	9	309	305
Current portion of other long-term assets	10	35	82
		5,942	4,361
Exploration and evaluation assets	6	2,250	2,436
Property, plant and equipment	7	66,400	65,752
Lease assets	8	1,508	1,645
Other long-term assets	10	565	1,082
		$76,665	$75,276

LIABILITIES
Current liabilities
Accounts payable		$803	$667
Accrued liabilities		3,064	2,346
Current income taxes payable		1,607	—
Current portion of long-term debt	11	1,000	1,343
Current portion of other long-term liabilities	8,12	948	722
		7,422	5,078
Long-term debt	11	13,694	20,110
Other long-term liabilities	8,12	8,384	7,564
Deferred income taxes	13	10,220	10,144
		39,720	42,896
SHAREHOLDERS’ EQUITY
Share capital	14	10,168	9,606
Retained earnings		26,778	22,766
Accumulated other comprehensive (loss) income	15	(1)	8
		36,945	32,380
		$76,665	$75,276
Commitments and contingencies (note 20).

Approved by the Board of Directors on March 2, 2022.

SIGNED "CATHERINE M. BEST"	SIGNED "N. MURRAY EDWARDS"
CATHERINE M. BEST	N. MURRAY EDWARDS
Chair of the Audit Committee	Executive Chairman of the Board
and Director	of Directors and Director

Canadian Natural Resources Limited	6	2021 - Consolidated Financial Statements

Principal Documents Exhibits
Consolidated Statements of Earnings (Loss)

For the years ended December 31,
(millions of Canadian dollars, except per common share amounts)	Note	2021	2020	2019
Product sales	22	$32,854	$17,491	$24,394
Less: royalties		(2,797)	(598)	(1,523)
Revenue		30,057	16,893	22,871
Expenses
Production		7,152	6,280	6,277
Transportation, blending and feedstock		6,604	4,498	4,699
Depletion, depreciation and amortization	7,8	5,724	6,046	5,546
Administration		366	391	344
Share-based compensation	12	514	(82)	223
Asset retirement obligation accretion	12	185	205	190
Interest and other financing expense	18	711	756	836
Risk management activities	19	36	(7)	77
Foreign exchange gain		(127)	(275)	(570)
Gain on acquisitions	7	(478)	(217)	—
Income from North West Redwater Partnership	10	(400)	—	—
(Gain) loss from investments	9,10	(141)	171	293
		20,146	17,766	17,915
Earnings (loss) before taxes		9,911	(873)	4,956
Current income tax expense (recovery)	13	1,848	(257)	434
Deferred income tax expense (recovery)	13	399	(181)	(894)
Net earnings (loss)		$7,664	$(435)	$5,416
Net earnings (loss) per common share
Basic	17	$6.49	$(0.37)	$4.55
Diluted	17	$6.46	$(0.37)	$4.54
Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31,
(millions of Canadian dollars)	2021	2020	2019
Net earnings (loss)	$7,664	$(435)	$5,416
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income, net of taxes of $2 million (2020 – $2 million, 2019 – $13 million)	15	13	99
Reclassification to net earnings (loss), net of taxes of $1 million (2020 – $2 million, 2019 – $5 million)	(7)	(15)	(41)
	8	(2)	58
Foreign currency translation adjustment
Translation of net investment	(17)	(24)	(146)
Other comprehensive loss, net of taxes	(9)	(26)	(88)
Comprehensive income (loss)	$7,655	$(461)	$5,328

Canadian Natural Resources Limited	7	2021 - Consolidated Financial Statements

Principal Documents Exhibits
Consolidated Statements of Changes in Equity

For the years ended December 31,
(millions of Canadian dollars)	Note	2021	2020	2019
Share capital	14
Balance – beginning of year		$9,606	$9,533	$9,323
Issued upon exercise of stock options		707	108	360
Previously recognized liability on stock options exercised for common shares		139	21	53
Purchase of common shares under Normal Course Issuer Bid		(284)	(56)	(203)
Balance – end of year		10,168	9,606	9,533
Retained earnings
Balance – beginning of year		22,766	25,424	22,529
Net earnings (loss)		7,664	(435)	5,416
Dividends on common shares	14	(2,355)	(2,008)	(1,783)
Purchase of common shares under Normal Course Issuer Bid	14	(1,297)	(215)	(738)
Balance – end of year		26,778	22,766	25,424
Accumulated other comprehensive (loss) income	15
Balance – beginning of year		8	34	122
Other comprehensive loss, net of taxes		(9)	(26)	(88)
Balance – end of year		(1)	8	34
Shareholders’ equity		$36,945	$32,380	$34,991

Canadian Natural Resources Limited	8	2021 - Consolidated Financial Statements

Principal Documents Exhibits
Consolidated Statements of Cash Flows

For the years ended December 31,
(millions of Canadian dollars)	Note	2021	2020	2019
Operating activities
Net earnings (loss)		$7,664	$(435)	$5,416
Non-cash items
Depletion, depreciation and amortization		5,724	6,046	5,546
Share-based compensation		514	(82)	223
Asset retirement obligation accretion		185	205	190
Unrealized risk management loss (gain)		19	(39)	13
Unrealized foreign exchange gain		(205)	(116)	(548)
Gain on acquisitions		(478)	(217)	—
(Gain) loss from investments		(132)	185	321
Deferred income tax expense (recovery)		399	(181)	(894)
Realized foreign exchange loss (gain)		118	(166)	—
Other		13	(71)	(109)
Abandonment expenditures		(307)	(249)	(296)
Net change in non-cash working capital	21	964	(166)	(1,033)
Cash flows from operating activities		14,478	4,714	8,829
Financing activities
(Repayment) issuance of bank credit facilities and commercial paper, net	11,21	(6,151)	338	2,025
Repayment of medium-term notes	11,21	—	(1,100)	(1,000)
(Repayment) issuance of US dollar debt securities	11,21	(628)	1,481	—
Settlement of long-term debt acquired	7	(183)	(397)	—
Proceeds on settlement of cross currency swaps		—	166	—
Payment of lease liabilities	8	(209)	(225)	(237)
Issue of common shares on exercise of stock options		707	108	360
Dividends on common shares		(2,170)	(1,950)	(1,743)
Purchase of common shares under Normal Course Issuer Bid		(1,581)	(271)	(941)
Cash flows used in financing activities		(10,215)	(1,850)	(1,536)
Investing activities
Net expenditures on exploration and evaluation assets	6,21	(1)	(5)	(73)
Net expenditures on property, plant and equipment	7,22	(4,492)	(2,555)	(3,535)
Acquisition of Devon Canada Corporation assets	6,7	—	—	(3,412)
Proceeds from investment	9	128	—	—
Repayment of North West Redwater Partnership subordinated debt advances	10	555	124	—
Net change in non-cash working capital	21	107	(383)	(235)
Cash flows used in investing activities		(3,703)	(2,819)	(7,255)
Increase in cash and cash equivalents		560	45	38
Cash and cash equivalents – beginning of year		184	139	101
Cash and cash equivalents – end of year		$744	$184	$139
Interest paid on long-term debt, net		$672	$745	$865
Income taxes (received) paid		$(62)	$(29)	$445

Canadian Natural Resources Limited	9	2021 - Consolidated Financial Statements

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

Canadian Natural Resources Limited	10	2021 - Consolidated Financial Statements

Principal Documents Exhibits
(D) INVENTORY
Inventory is primarily comprised of product inventory, materials and supplies and other inventory, including emissions credits, and is carried at the lower of cost and net realizable value. Product inventory is comprised of crude oil held for sale, including pipeline linefill and crude oil stored in floating production, storage and offloading vessels ("FPSO"). Cost of product inventory consists of purchase costs, direct production costs, directly attributable overhead and depletion, depreciation and amortization and is determined on a first-in, first-out basis. Net realizable value for product inventory is determined by reference to forward prices. Cost for materials and supplies consists of purchase costs and is based on a first-in, first-out or an average cost basis. Net realizable value for materials and supplies and other inventory is determined by reference to current market prices. Emissions credit inventory generated in the normal course of business is initially measured in accordance with the Company's accounting policy for government grants.
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
Mine-related costs are depleted using the unit-of-production method based on proved reserves. Costs of the upgraders and related infrastructure located on the Horizon and AOSP sites are depreciated on the unit-of-production method based on the estimated productive capacity of the respective upgraders and related infrastructure. Other equipment is depreciated on a straight-line basis over its estimated useful life ranging from 2 to 20 years.

Canadian Natural Resources Limited	11	2021 - Consolidated Financial Statements

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

Canadian Natural Resources Limited	12	2021 - Consolidated Financial Statements

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
(K) ASSET RETIREMENT OBLIGATIONS
The Company provides for asset retirement obligations on all of its property, plant and equipment and certain exploration and evaluation assets based on current legislation and industry operating practices. Provisions for asset retirement obligations related to property, plant and equipment are recognized as a liability in the period in which they are incurred. Provisions are measured at the present value of management’s best estimate of expenditures required to settle the obligation as at the date of the balance sheets. Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense, whereas changes due to discount rates or estimated future cash flows are capitalized to or derecognized from property, plant and equipment. Actual costs incurred upon settlement of the asset retirement obligation are charged against the provision.
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

Canadian Natural Resources Limited	13	2021 - Consolidated Financial Statements

Principal Documents Exhibits
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
(N) PRODUCTION SHARING CONTRACTS
Production generated from Côte d’Ivoire in Offshore Africa is shared under the terms of various Production Sharing Contracts ("PSCs"). Product sales are divided into cost recovery oil and profit oil. Cost recovery oil allows the Company to recover its capital and production costs and the costs carried by the Company on behalf of the respective government state oil companies (the "Governments"). Profit oil is allocated to the joint venture partners in accordance with their respective equity interests, after a portion has been allocated to the Governments. The Governments’ share of profit oil attributable to the Company’s equity interest is allocated to royalty expense and current income tax expense in accordance with the terms of the respective PSCs.
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

Canadian Natural Resources Limited	14	2021 - Consolidated Financial Statements

Principal Documents Exhibits
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
Changes in the provision for expected credit loss are recognized in net earnings.

Canadian Natural Resources Limited	15	2021 - Consolidated Financial Statements

Principal Documents Exhibits
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

Canadian Natural Resources Limited	16	2021 - Consolidated Financial Statements

Principal Documents Exhibits
(S) GOVERNMENT GRANTS
The Company receives or is eligible for government grants, including emissions credits and grants introduced in response to the impact of the novel coronavirus ("COVID-19"). Government grants are recognized in net earnings when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. Emissions performance and offset credits generated under the Alberta Technology Innovation and Emissions Reduction (“TIER”) regulation are initially recorded at the value prescribed by the Alberta TIER fund compliance rates in effect at the time the credits are recognized.
(T) COMPREHENSIVE INCOME (LOSS)
Comprehensive income (loss) is comprised of the Company’s net earnings and other comprehensive income (loss). Other comprehensive income (loss) includes the effective portion of changes in the fair value of derivative financial instruments designated as cash flow hedges and foreign currency translation gains and losses arising from the net investment in foreign operations that do not have a Canadian dollar functional currency. Other comprehensive income (loss) is shown net of related income taxes.
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
2. Changes in Accounting Policies
In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2) in response to the Financial Stability Board's mandated reforms to InterBank Offered Rates ("IBORs"), with financial regulators proposing that current IBOR benchmark rates be replaced by a number of new local currency denominated alternative benchmark rates. The Company adopted the amendments on January 1, 2021. Adoption of these amendments did not have a significant impact on the Company's financial statements.
3. Accounting Standards Issued But Not Yet Applied
In May 2020, the IASB issued amendments to IAS 16 “Property, Plant and Equipment” to require proceeds received from selling items produced while the entity is preparing the asset for its intended use to be recognized in net earnings, rather than as a reduction in the cost of the asset. The amendments were adopted January 1, 2022 and did not have a significant impact on the Company's consolidated financial statements.
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
In February 2021 the IASB issued amendments to IAS 1 to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the IASB also amended IFRS Practice Statement 2 “Making Materiality Judgements”. The amendments are effective January 1, 2023 with earlier adoption permitted. The Company is assessing the impact of this amendment on its accounting policy disclosure.
In May 2021, the IASB issued amendments to IAS 12 "Income Taxes" to require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company is assessing the impact of these amendments on its consolidated financial statements.

Canadian Natural Resources Limited	17	2021 - Consolidated Financial Statements

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
(A) CRUDE OIL AND NATURAL GAS RESERVES
Purchase price allocations, depletion, depreciation and amortization, asset retirement obligations, and amounts used in impairment calculations are based on estimates of crude oil and natural gas reserves. Reserves estimates are based on engineering data, estimated future prices and production costs, expected future rates of production, and the timing and amount of future development expenditures, all of which are subject to many uncertainties, interpretations and judgements including the potential impact of climate related matters and in accordance with related government regulations. The Company expects that, over time, its reserves estimates will be revised upward or downward based on updated information.
(B) ASSET RETIREMENT OBLIGATIONS
The Company provides for asset retirement obligations on its property, plant and equipment based on current legislation and operating practices. Estimated future costs include assumptions of dates of future abandonment and technological advances and estimates of future inflation rates and discount rates. Actual costs may vary from the estimated provision due to changes in environmental legislation, the impact of inflation, changes in technology, changes in operating practices, changes in the date of abandonment due to changes in reserves life, and the potential impact of climate related matters and in accordance with related government regulations. These differences may have a material impact on the estimated provision.
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

Canadian Natural Resources Limited	18	2021 - Consolidated Financial Statements

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
(K) IMPACT OF COVID-19
For the year ended December 31, 2021, COVID-19 continued to have an impact on the global economy, including the oil and gas industry. Business conditions in 2021 continued to reflect the market uncertainty associated with COVID-19. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions and judgements in the preparation of these consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Actual results may differ from estimated amounts, and those differences may be material.
5. Inventory

	2021	2020
Product inventory	$535	$390
Materials, supplies and other	1,013	670
	$1,548	$1,060

Canadian Natural Resources Limited	19	2021 - Consolidated Financial Statements

Principal Documents Exhibits
6. Exploration and Evaluation Assets

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2019	$2,258	$—	$69	$252	$2,579
Additions/Acquisitions	40	—	15	—	55
Transfers to property, plant and equipment	(194)	—	—	—	(194)
Derecognitions and other	(3)	—	—	—	(3)
Foreign exchange adjustments	—	—	(1)	—	(1)
At December 31, 2020	2,101	—	83	252	2,436
Additions/Acquisitions	30	—	8	—	38
Transfers to property, plant and equipment	(73)	—	—	(150)	(223)
Derecognitions and other	(1)	—	—	—	(1)
At December 31, 2021	$2,057	$—	$91	$102	$2,250
On December 17, 2021, the Company completed the acquisition of all the issued and outstanding common shares of Storm Resources Ltd. ("Storm") for total cash consideration of $771 million, including $13 million of exploration and evaluation assets (note 7).
During 2020, the Company completed the acquisition of all the issued and outstanding shares of Painted Pony Energy Ltd. ("Painted Pony") for total cash consideration of $111 million, including $15 million of exploration and evaluation assets (note 7).
During 2019, the Company completed the acquisition of substantially all the assets of Devon Canada Corporation ("Devon") including thermal in situ and heavy crude oil assets, for total cash consideration of $3,412 million, including $91 million of exploration and evaluation assets (note 7).

Canadian Natural Resources Limited	20	2021 - Consolidated Financial Statements

Principal Documents Exhibits
7. Property, Plant and Equipment

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2019	$72,627	$7,296	$3,933	$45,016	$451	$466	$129,789
Additions/Acquisitions	1,789	104	94	1,328	6	19	3,340
Transfers from E&E assets	194	—	—	—	—	—	194
Derecognitions and other (1)	(521)	(3)	—	(634)	—	—	(1,158)
Disposals	(92)	—	—	—	—	—	(92)
Foreign exchange adjustments and other	—	(114)	(64)	—	—	—	(178)
At December 31, 2020	73,997	7,283	3,963	45,710	457	485	131,895
Additions/Acquisitions	4,146	208	48	1,526	9	23	5,960
Transfers from E&E assets	73	—	—	150	—	—	223
Derecognitions and other (1)	(382)	3	—	(530)	—	—	(909)
Foreign exchange adjustments and other	—	(56)	(31)	—	—	—	(87)
At December 31, 2021	$77,834	$7,438	$3,980	$46,856	$466	$508	$137,082

Accumulated depletion and depreciation
At December 31, 2019	$46,577	$5,712	$2,712	$6,247	$153	$345	$61,746
Expense	3,676	247	161	1,668	15	25	5,792
Derecognitions and other (1)	(521)	(3)	—	(634)	—	—	(1,158)
Disposals	(63)	—	—	—	—	—	(63)
Foreign exchange adjustments and other	(28)	(103)	(51)	8	—	—	(174)
At December 31, 2020	49,641	5,853	2,822	7,289	168	370	66,143
Expense	3,468	149	118	1,733	15	25	5,508
Derecognitions and other (1)	(382)	3	—	(530)	—	—	(909)
Foreign exchange adjustments and other	5	(54)	(17)	7	—	(1)	(60)
At December 31, 2021	$52,732	$5,951	$2,923	$8,499	$183	$394	$70,682

Net book value
- at December 31, 2021	$25,102	$1,487	$1,057	$38,357	$283	$114	$66,400
- at December 31, 2020	$24,356	$1,430	$1,141	$38,421	$289	$115	$65,752
(1) An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.
As at December 31, 2021, the Company assessed the recoverability of its property, plant and equipment and its exploration and evaluation assets, and determined the carrying amounts of all of its cash generating units to be recoverable.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. During 2021, no interest was capitalized to property, plant and equipment (2020 – $24 million at a weighted average capitalization rate of 3.5%; 2019 – $53 million at a weighted average capitalization rate of 4.0%).
As at December 31, 2021, property, plant and equipment included project costs, not subject to depletion and depreciation, of $118 million in the Oil Sands Mining and Upgrading segment (2020 – $117 million in the Oil Sands Mining and Upgrading segment).

Canadian Natural Resources Limited	21	2021 - Consolidated Financial Statements

Principal Documents Exhibits
Acquisitions in the current and comparative years have been accounted for as business combinations using the acquisition method of accounting. Gains reported on the acquisitions represent the excess of the fair value of the net assets acquired compared to the total purchase consideration.
ACQUISITIONS IN 2021
Acquisition of Storm
On December 17, 2021, the Company completed the acquisition of all the issued and outstanding common shares of Storm for total cash consideration of $771 million. Storm is involved in the exploration for and development of natural gas and natural gas liquids in the Montney region of British Columbia.
The acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price was based on management's best estimates of the fair value of the assets acquired and liabilities assumed as of the acquisition date. The below amounts are estimates, and may be subject to change based on the receipt of new information.
The following provides a summary of the net assets acquired relating to the acquisition:

Property, plant and equipment	$1,114
Exploration and evaluation assets	13
Working capital	20
Long-term debt	(183)
Asset retirement obligations	(18)
Other long-term liabilities	(35)
Deferred tax liability	(140)
Net assets acquired	$771
In connection with the acquisition the Company assumed certain product transportation and processing commitments (note 20).
The impact of revenue and revenue, less production and transportation and blending expenses ("net operating income") generated by the acquisition from December 17, 2021 to December 31, 2021 was not significant. If the acquisition had been completed on January 1, 2021, the Company estimates that pro forma revenue would have increased by an additional $294 million and pro forma net operating income would have increased by an additional $205 million for the year ended December 31, 2021. Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have resulted had the acquisition actually occurred on January 1, 2021, or of future results. Pro forma results are based on available historical information for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition date.
Other Acquisitions in 2021
During 2021, the Company completed two acquisitions of gas producing assets and related processing infrastructure in the Montney region of British Columbia, including property, plant and equipment assets of $257 million and exploration and evaluation assets of $13 million, for cash consideration of $131 million. In connection with the acquisitions, the Company assumed asset retirement obligations of $58 million, other liabilities of $65 million, and recognized a deferred tax asset of $462 million. A gain of $478 million was recognized as a result of the acquisitions, representing the excess of the fair value of the net assets acquired compared with the total purchase consideration.

Canadian Natural Resources Limited	22	2021 - Consolidated Financial Statements

Principal Documents Exhibits
ACQUISITIONS IN 2020
Acquisition of Painted Pony
On October 6, 2020, the Company completed the acquisition of all the issued and outstanding common shares of Painted Pony for total cash consideration of $111 million.
The following provides a summary of the net assets acquired relating to the acquisition:

Property, plant and equipment	$750
Exploration and evaluation assets	15
Other long-term assets	204
Long-term debt	(397)
Asset retirement obligations	(13)
Other long-term liabilities	(442)
Deferred tax asset	211
Net assets acquired	328
Less: cash consideration	111
Gain on acquisition	$217
In connection with the acquisition the Company assumed certain product transportation and processing commitments (note 20).
ACQUISITIONS IN 2019
Acquisition of Thermal in Situ and Primary Heavy Crude Oil Assets
On June 27, 2019, the Company completed the acquisition of substantially all the assets of Devon including thermal in situ and heavy crude oil assets, for total cash consideration of $3,412 million.
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
As a result of the acquisition, during the year ended December 31, 2019, revenue increased by approximately $1,540 million and net operating income increased by approximately $590 million.
Other Acquisitions in 2019
During 2019, the Company acquired a number of producing crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $80 million and assumed associated asset retirement obligations of $20 million. No net deferred income tax liabilities were recognized and no pre-tax gains were recognized on these net transactions.

Canadian Natural Resources Limited	23	2021 - Consolidated Financial Statements

Principal Documents Exhibits
8. Leases
LEASE ASSETS

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2019	$1,166	$317	$182	$124	$1,789
Additions (1)	17	121	7	3	148
Depreciation	(124)	(53)	(51)	(26)	(254)
Derecognitions	(20)	(5)	(10)	—	(35)
Foreign exchange adjustments and other	(1)	(1)	—	(1)	(3)
At December 31, 2020	$1,038	$379	$128	$100	$1,645
Additions	48	36	—	4	88
Depreciation	(110)	(57)	(27)	(22)	(216)
Foreign exchange adjustments and other	(2)	(4)	(2)	(1)	(9)
At December 31, 2021	$974	$354	$99	$81	$1,508
(1) The acquisition of Painted Pony in 2020 included lease assets of $93 million (note 7).
LEASE ASSETS, BY SEGMENT
As at December 31, 2021 and 2020, the Company had the following lease assets by segment:

	2021	2020
Exploration and Production
North America	$308	$345
North Sea	1	7
Offshore Africa	101	126
Oil Sands Mining and Upgrading	1,027	1,080
Head office	71	87
	$1,508	$1,645
LEASE LIABILITIES
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at December 31, 2021 and 2020, were as follows:

	2021	2020
Lease liabilities	$1,584	$1,690
Less: current portion	185	189
	$1,399	$1,501
In addition to the lease assets disclosed above, on an ongoing basis the Company enters into short-term leases related to its Exploration and Production and Oil Sands Mining and Upgrading activities.
Other amounts included in net earnings and cash flows during 2021 and 2020 are provided below:

	2021	2020
Expenses relating to short-term leases (1)	$450	$409
Interest expense on lease liabilities	$62	$67
Variable lease payments not included in the measurement of lease liabilities	$65	$85
Total cash outflows for leases (2)	$1,089	$983
(1)During 2021, the Company capitalized $303 million (2020 - $197 million) of short-term leases as additions to property, plant and equipment.
(2)Comprised of cash outflows relating to lease liabilities, short-term leases, and variable lease payments.

Canadian Natural Resources Limited	24	2021 - Consolidated Financial Statements

Principal Documents Exhibits
9. Investments
As at December 31, 2021 and 2020, the Company had the following investments:

	2021	2020
Investment in PrairieSky Royalty Ltd.	$309	$228
Investment in Inter Pipeline Ltd.	—	77
	$309	$305
INVESTMENT IN PRAIRIESKY ROYALTY LTD.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2021 the market price per common share was $13.63 (December 31, 2020 – $10.09; December 31, 2019 – $15.23). As at December 31, 2021, the Company’s investment in PrairieSky was classified as a current asset. PrairieSky is in the business of acquiring and managing oil and gas royalty income assets through indirect third-party oil and gas development.
The (gain) loss from the investment in PrairieSky was comprised as follows:

	2021	2020	2019
(Gain) loss from investment	$(81)	$117	$55
Dividend income	(7)	(9)	(17)
	$(88)	$108	$38
INVESTMENT IN INTER PIPELINE LTD.
During 2021, in accordance with a third-party offer to purchase, the Company elected to take total cash proceeds of $128 million, or $20.00 per common share, in exchange for its 6.4 million common share investment in Inter Pipeline Ltd ("Inter Pipeline"). The Company's investment did not constitute significant influence, and was accounted for at fair value through profit or loss, measured at each reporting date. The market price per common share as at December 31, 2020 and December 31, 2019 was $11.87 and $22.54, respectively.
The (gain) loss from the investment in Inter Pipeline was comprised as follows:

	2021	2020	2019
(Gain) loss from investment	$(51)	$68	$(21)
Dividend income	(2)	(5)	(11)
	$(53)	$63	$(32)

Canadian Natural Resources Limited	25	2021 - Consolidated Financial Statements

Principal Documents Exhibits
10. Other Long-Term Assets

	2021	2020
North West Redwater Partnership	$—	$555
Prepaid cost of service toll	157	162
Risk management (note 19)	140	136
Long-term inventory	126	121
Other (1)	177	190
	600	1,164
Less: current portion	35	82
	$565	$1,082
(1)The acquisition of Painted Pony in 2020 included physical sales contracts (note 7).
INVESTMENT IN NORTH WEST REDWATER PARTNERSHIP
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day (25% toll payer) of bitumen feedstock for the Company and 37,500 barrels per day (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period (note 20). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 22).
On June 30, 2021, the equity partners together with the toll payers, agreed to optimize the structure of NWRP to better align the commercial interests of the equity partners and the toll payers (the "Optimization Transaction"). As a result, North West Refining Inc. transferred its entire 50% partnership interest in NWRP to APMC. The Company's 50% equity interest remained unchanged.
Under the Optimization Transaction, the original term of the processing agreements was extended by 10 years from 2048 to 2058. NWRP retired higher cost subordinated debt, which carried interest rates of prime plus 6%, with lower cost senior secured bonds at an average rate of approximately 2.55%, reducing interest costs to NWRP and associated tolls to the toll payers. As such, NWRP repaid the Company's and APMC's subordinated debt advances of $555 million each. In addition, the Company received a $400 million distribution from NWRP during 2021.
To facilitate the Optimization Transaction, NWRP issued $500 million of 1.20% series L senior secured bonds due December 2023, $500 million of 2.00% series M senior secured bonds due December 2026, $1,000 million of 2.80% series N senior secured bonds due June 2031, and $600 million of 3.75% series O senior secured bonds due June 2051. Additionally, NWRP's existing $3,500 million syndicated credit facility was amended. The $2,000 million revolving credit facility was extended by three years to June 2024, and the $1,500 million non-revolving credit facility was reduced by $500 million to $1,000 million and extended by two years to June 2023. As at December 31, 2021, NWRP had borrowings of $1,981 million under the syndicated credit facility (December 31, 2020 – $2,866 million).

Canadian Natural Resources Limited	26	2021 - Consolidated Financial Statements

Principal Documents Exhibits
The assets, liabilities, partners’ equity, product sales and equity loss related to NWRP at December 31, 2021 and 2020 were comprised as follows:

	2021	2020
Current assets	$280	$230
Non-current assets	$10,806	$11,098
Current liabilities	$798	$3,146
Non-current liabilities	$11,412	$8,488
Partners’ equity (1)	$(1,124)	$(306)
Partners’ equity (1) at Company's 50% interest	$(562)	$(153)
Revenue (2)	$1,168	$1,348
Net loss (3)	$18	$188
(1)In 2021, NWRP paid partnership distributions at 100% interest of $800 million.
(2)Included in NWRP's revenue for 2021 is $294 million (2020 – $174 million) paid by the Company for its 25% share of the refining toll.
(3)Included in the net loss for 2021 is the impact of depreciation and amortization expense of $278 million (2020 – $214 million) and interest and other financing expense of $412 million (2020 – $420 million).
The carrying value of the Company’s interest in NWRP is $nil, and as at December 31, 2021, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $562 million (2020 – $153 million). The unrecognized share of the equity loss from NWRP for 2021 was $9 million and partnership distributions were $400 million (2020 – unrecognized equity loss of $94 million; 2019 – recognized equity loss of $287 million and unrecognized equity loss of $59 million).

Canadian Natural Resources Limited	27	2021 - Consolidated Financial Statements

Principal Documents Exhibits
11. Long-Term Debt

	2021	2020
Canadian dollar denominated debt, unsecured
Bank credit facilities	$—	$1,614
Medium-term notes
3.31% debentures due February 11, 2022	1,000	1,000
1.45% debentures due November 16, 2023	500	500
3.55% debentures due June 3, 2024	500	500
3.42% debentures due December 1, 2026	600	600
2.50% debentures due January 17, 2028	300	300
4.85% debentures due May 30, 2047	300	300
	3,200	4,814
US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2021 – US$901 million; December 31, 2020 – US$3,953 million)	1,140	5,041
Commercial paper (December 31, 2021 – US$nil; December 31, 2020 – US$426 million)	—	544
US dollar debt securities
3.45% due November 15, 2021 (US$500 million)	—	638
2.95% due January 15, 2023 (US$1,000 million)	1,266	1,276
3.80% due April 15, 2024 (US$500 million)	633	638
3.90% due February 1, 2025 (US$600 million)	759	765
2.05% due July 15, 2025 (US$600 million)	759	765
3.85% due June 1, 2027 (US$1,250 million)	1,582	1,595
2.95% due July 15, 2030 (US$500 million)	633	638
7.20% due January 15, 2032 (US$400 million)	506	510
6.45% due June 30, 2033 (US$350 million)	443	446
5.85% due February 1, 2035 (US$350 million)	443	446
6.50% due February 15, 2037 (US$450 million)	570	574
6.25% due March 15, 2038 (US$1,100 million)	1,392	1,403
6.75% due February 1, 2039 (US$400 million)	506	510
4.95% due June 1, 2047 (US$750 million)	949	957
	11,581	16,746
Long-term debt before transaction costs and original issue discounts, net	14,781	21,560
Less: original issue discounts, net (1)	15	18
transaction costs (1) (2)	72	89
	14,694	21,453
Less: current portion of commercial paper	—	544
current portion of other long-term debt (1) (2)	1,000	799
	$13,694	$20,110
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Canadian Natural Resources Limited	28	2021 - Consolidated Financial Statements

Principal Documents Exhibits
BANK CREDIT FACILITIES AND COMMERCIAL PAPER
As at December 31, 2021, the Company had undrawn bank credit facilities of $6,098 million. Additionally, the Company had in place fully drawn term credit facilities of $1,150 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
•a $100 million demand credit facility;
•a $1,000 million term credit facility maturing February 2023;
•a $1,150 million non-revolving term credit facility maturing February 2023;
•a $2,495 million revolving syndicated credit facility, with $70 million maturing June 2022, and $2,425 million maturing June 2024;
•a $2,495 million revolving syndicated credit facility, with $70 million maturing June 2023, and $2,425 million maturing June 2025; and
•a £5 million demand credit facility related to the Company’s North Sea operations.
Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, SOFR, US base rate or Canadian prime rate.
During 2021, the Company extended both of its $2,425 million revolving credit facilities originally maturing June 2022 and June 2023, to June 2024 and June 2025, respectively and increased each by $70 million. In accordance with the terms of the extension, and by mutual agreement, $70 million of the original revolving credit facilities were not extended and will mature upon the original maturity date of June 2022 and June 2023, respectively. The revolving syndicated credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.
During 2021, the $1,000 million non-revolving term credit facility originally due February 2022, was extended to February 2023. Additionally in 2021, the facility was fully repaid and amended to allow for a re-draw of the full $1,000 million until March 31, 2022.
During 2021, the Company repaid $1,500 million of the $2,650 million non-revolving term credit facility due February 2023, reducing the outstanding balance to $1,150 million.
During 2019, the Company entered into a $3,250 million non-revolving term credit facility with an original maturity of June 2022, to finance the acquisition of assets from Devon (note 7). During 2021, the outstanding balance of $3,088 million was repaid and the facility was cancelled.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2021 was 0.8% (December 31, 2020 – 1.1%), and on total long-term debt outstanding for the year ended December 31, 2021 was 3.5% (December 31, 2020 – 3.5%).
As at December 31, 2021, letters of credit and guarantees aggregating to $513 million were outstanding (December 31, 2020 – $489 million).
MEDIUM-TERM NOTES
During 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During 2020, the Company issued $500 million of 1.45% medium-term notes due November 2023 and $300 million of 2.50% medium-term notes due January 2028.
During 2020, the Company repaid $1,000 million of 2.89% medium term notes and $900 million of 2.05% medium term notes.
US DOLLAR DEBT SECURITIES
During 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During 2021, the Company repaid US$500 million of 3.45% debt securities.
During 2020, the Company issued US$600 million of 2.05% notes due July 2025 and US$500 million of 2.95% notes due July 2030.

Canadian Natural Resources Limited	29	2021 - Consolidated Financial Statements

Principal Documents Exhibits
SCHEDULED DEBT REPAYMENTS
Scheduled debt repayments are as follows:

Year	Repayment
2022	$1,000
2023	$2,906
2024	$1,133
2025	$1,518
2026	$600
Thereafter	$7,624
12. Other Long-Term Liabilities

	2021	2020
Asset retirement obligations	$6,806	$5,861
Lease liabilities (note 8)	1,584	1,690
Share-based compensation	489	160
Risk management (note 19)	85	160
Transportation and processing contracts (1)	241	270
Other (2)	127	145
	9,332	8,286
Less: current portion	948	722
	$8,384	$7,564
(1)The acquisition of Painted Pony in 2020 included product transportation and processing obligations (note 7).
(2)Includes $48 million (2020 – $72 million) related to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million.
ASSET RETIREMENT OBLIGATIONS
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.0% (2020 – 3.7%; 2019 – 3.8%) and inflation rates of up to 2% (December 31, 2020 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	2021	2020	2019
Balance – beginning of year	$5,861	$5,771	$3,886
Liabilities incurred	5	5	15
Liabilities acquired, net	76	13	198
Liabilities settled	(307)	(249)	(296)
Asset retirement obligation accretion	185	205	190
Revision of cost and timing estimates	1,716	(134)	412
Change in discount rates	(723)	253	1,412
Foreign exchange adjustments	(7)	(3)	(46)
Balance – end of year	6,806	5,861	5,771
Less: current portion	249	184	208
	$6,557	$5,677	$5,563

Canadian Natural Resources Limited	30	2021 - Consolidated Financial Statements

Principal Documents Exhibits
Segmented Asset Retirement Obligations

	2021	2020
Exploration and Production
North America	$4,021	$2,899
North Sea	821	787
Offshore Africa	170	174
Oil Sands Mining and Upgrading	1,793	1,999
Midstream and Refining	1	2
	$6,806	$5,861
SHARE-BASED COMPENSATION
The liability for share-based compensation includes costs incurred under the Company’s Option and PSU plans. The Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	2021	2020	2019
Balance – beginning of year	$160	$297	$124
Share-based compensation expense (recovery)	514	(82)	223
Cash payment for stock options surrendered and PSUs vested	(48)	(39)	(2)
Transferred to common shares	(139)	(21)	(53)
Other	2	5	5
Balance – end of year	489	160	297
Less: current portion	329	119	227
	$160	$41	$70
Included within share-based compensation liability as at December 31, 2021 was $90 million (2020 – $49 million; 2019 – $62 million) related to PSUs granted to certain executive employees.
The fair value of stock options outstanding was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2021	2020	2019
Fair value	$16.98	$3.47	$7.88
Share price	$53.45	$30.59	$42.00
Expected volatility	35.5%	39.8%	26.7%
Expected dividend yield	4.4%	5.6%	3.6%
Risk free interest rate	1.1%	0.3%	1.7%
Expected forfeiture rate	4.7%	4.3%	4.3%
Expected stock option life (1)	4.2 years	4.3 years	4.4 years
(1)At original time of grant.
The intrinsic value of vested stock options at December 31, 2021 was $112 million (2020 – $11 million; 2019 – $75 million).

Canadian Natural Resources Limited	31	2021 - Consolidated Financial Statements

Principal Documents Exhibits
13. Income Taxes
The provision for income tax was as follows:

Expense (recovery)	2021	2020	2019
Current corporate income tax – North America	$1,841	$(245)	$354
Current corporate income tax – North Sea	7	(4)	112
Current corporate income tax – Offshore Africa	21	17	44
Current PRT (1) – North Sea	(34)	(31)	(89)
Other taxes	13	6	13
Current income tax	1,848	(257)	434
Deferred corporate income tax	399	(181)	(895)
Deferred PRT – North Sea	—	—	1
Deferred income tax	399	(181)	(894)
Income tax	$2,247	$(438)	$(460)
(1)Petroleum Revenue Tax.
The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the difference are as follows:

	2021	2020	2019
Canadian statutory income tax rate	23.2%	24.1%	26.5%
Income tax provision at statutory rate	$2,298	$(211)	$1,313
Effect on income taxes of:
UK PRT and other taxes	(21)	(25)	(76)
Impact of deductible UK PRT and other taxes on corporate income tax	11	11	32
Foreign and domestic tax rate differentials	(11)	(52)	(48)
Non-taxable portion of capital gains	(26)	(10)	(65)
Stock options exercised for common shares	98	(25)	47
Income tax rate and other legislative changes	—	—	(1,618)
Non-taxable gain on corporate acquisitions	(110)	(52)	—
Revisions arising from prior year tax filings	16	(62)	(41)
Change in unrecognized capital loss carryforward asset	(26)	(10)	(65)
Other	18	(2)	61
Income tax	$2,247	$(438)	$(460)

Canadian Natural Resources Limited	32	2021 - Consolidated Financial Statements

Principal Documents Exhibits
The following table summarizes the temporary differences that give rise to the net deferred income tax liability:

	2021	2020
Deferred income tax liabilities
Property, plant and equipment and exploration and evaluation assets	$12,254	$11,922
Lease assets	349	380
Investments	35	14
Investment in North West Redwater Partnership	850	767
Unrealized risk management activities	12	—
Unrealized foreign exchange gain on long-term debt	14	—
Other	78	8
	13,592	13,091
Deferred income tax assets
Asset retirement obligations	(1,719)	(1,495)
Lease liabilities	(363)	(388)
Share-based compensation	(22)	(12)
Loss carryforwards	(1,268)	(1,032)
Unrealized foreign exchange loss on long-term debt	—	(20)
	(3,372)	(2,947)
Net deferred income tax liability	$10,220	$10,144
Movements in deferred tax assets and liabilities recognized in net earnings during the year were as follows:

	2021	2020	2019
Property, plant and equipment and exploration and evaluation assets	$184	$(158)	$(775)
Lease assets	(30)	(11)	414
Unrealized foreign exchange on long-term debt	34	29	55
Unrealized risk management activities	19	(8)	(14)
Asset retirement obligations	(213)	(13)	(317)
Lease liabilities	25	6	(418)
Share-based compensation	(10)	4	(11)
Loss carryforwards	202	(182)	170
Investments	21	(22)	(10)
Investment in North West Redwater Partnership	83	174	179
Deferred PRT	—	—	1
Other	84	—	(168)
	$399	$(181)	$(894)
The following table summarizes the movements of the net deferred income tax liability during the year:

	2021	2020	2019
Balance – beginning of year	$10,144	$10,539	$11,451
Deferred income tax expense (recovery)	399	(181)	(894)
Deferred income tax expense included in other comprehensive loss	1	—	8
Foreign exchange adjustments	(2)	(3)	(26)
Business combinations (note 7)	(322)	(211)	—
Balance – end of year	$10,220	$10,144	$10,539
Current income taxes recognized in each operating segment will vary depending upon available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.

Canadian Natural Resources Limited	33	2021 - Consolidated Financial Statements

Principal Documents Exhibits
During 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. As a result of this corporate income tax rate reduction, the Company's deferred corporate income tax liability decreased by $1,618 million for the year ended December 31, 2019. During 2020, the Government of Alberta substantively enacted legislation to accelerate this reduction, lowering the corporate tax rate from 10% to 8%, effective July 1, 2020. This acceleration did not have a significant impact on the Company's deferred corporate income tax liability at December 31, 2020.
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
Deferred income tax assets are recognized for temporary differences to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company has not recognized deferred income tax assets with respect to taxable capital loss carryforwards in excess of $1,000 million in North America, which can be carried forward indefinitely and only applied against future taxable capital gains. In addition, the Company has not recognized deferred income tax assets related to North American tax pools of approximately $1,050 million, which can only be claimed against income from certain oil and gas properties.
Deferred income tax liabilities have not been recognized on the unremitted net earnings of wholly controlled subsidiaries. The Company is able to control the timing and amount of distributions and no taxes are payable on distributions from these subsidiaries provided that the distributions remain within certain limits.
14. Share Capital
AUTHORIZED
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	2021		2020
Issued Common Shares	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Balance – beginning of year	1,183,866	$9,606	1,186,857	$9,533
Issued upon exercise of stock options	18,147	707	3,979	108
Previously recognized liability on stock options exercised for common shares	—	139	—	21
Purchase of common shares under Normal Course Issuer Bid	(33,644)	(284)	(6,970)	(56)
Balance – end of year	1,168,369	$10,168	1,183,866	$9,606
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
On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share, beginning with the dividend payable on April 5, 2022. On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share, from $0.47 per common share. On March 3, 2021, the Board of Directors approved an 11% increase in the quarterly dividend to $0.47 per common share, from $0.425 per common share. On March 4, 2020, the Board of Directors approved a 13% increase in the quarterly dividend to $0.425 per common share, from $0.375 per common share. On March 6, 2019, the Board of Directors approved a 12% increase in the quarterly dividend to $0.375 per common share, from $0.335 per common share. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.

Canadian Natural Resources Limited	34	2021 - Consolidated Financial Statements

Principal Documents Exhibits
NORMAL COURSE ISSUER BID
On March 9, 2021, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 59,278,474 common shares, over a 12-month period commencing March 11, 2021 and ending March 10, 2022.
For the year ended December 31, 2021, the Company purchased 33,644,400 common shares at a weighted average price of $46.98 per common share for a total cost of $1,581 million. Retained earnings were reduced by $1,297 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2021, the Company purchased 10,500,000 common shares at a weighted average price of $64.79 per common share for a total cost of $680 million.
On March 2, 2022, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of a Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
SHARE-BASED COMPENSATION – STOCK OPTIONS
The Company’s Option Plan provides for the granting of stock options to employees. Stock options granted under the Option Plan have terms ranging from five to six years to expiry and vest over a five-year period. The exercise price of each stock option granted is determined at the closing market price of the common shares on the TSX on the day prior to the grant. Each stock option granted provides the holder the choice to purchase one common share of the Company at the stated exercise price or receive a cash payment equal to the difference between the stated exercise price and the market price of the Company’s common shares on the date of surrender of the stock option.
The Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	35	2021 - Consolidated Financial Statements

Principal Documents Exhibits
The following table summarizes information relating to stock options outstanding at December 31, 2021 and 2020:

	2021		2020
	Stock options (thousands)	Weighted average exercise price	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	48,656	$37.53	47,646	$38.04
Granted	12,547	$34.39	12,032	$32.89
Exercised for common shares	(18,147)	$38.97	(3,979)	$27.24
Surrendered for cash settlement	(1,324)	$40.54	(757)	$29.34
Forfeited	(3,405)	$35.73	(6,286)	$39.65
Outstanding – end of year	38,327	$35.88	48,656	$37.53
Exercisable – end of year	7,841	$39.19	17,970	$39.59
The range of exercise prices of stock options outstanding and exercisable at December 31, 2021 was as follows:

			Stock options outstanding			Stock options exercisable
Range of exercise prices			Stock options outstanding (thousands)	Weighted average remaining term (years)	Weighted average exercise price	Stock options exercisable (thousands)	Weighted average exercise price
$20.76	–	$24.99	2,697	3.31	$20.95	566	$20.76
$25.00	–	$29.99	7,526	4.21	$29.21	1	$28.63
$30.00	–	$34.99	2,726	3.58	$32.37	219	$32.56
$35.00	–	$39.99	15,227	2.59	$37.46	3,148	$37.34
$40.00	–	$44.99	7,679	2.74	$42.04	2,894	$43.23
$45.00	–	$49.99	1,839	1.42	$45.19	1,013	$45.14
$50.00	–	$54.24	633	5.83	$54.24	—	$—
			38,327	3.06	$35.88	7,841	$39.19

15. Accumulated Other Comprehensive (Loss) Income
The components of accumulated other comprehensive (loss) income, net of taxes, were as follows:

	2021	2020
Derivative financial instruments designated as cash flow hedges	$77	$69
Foreign currency translation adjustment	(78)	(61)
	$(1)	$8
16. Capital Disclosures
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current long-term debt and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current long-term debt and long-term debt less cash and cash equivalents. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2021, the ratio was within the target range at 27%.

Canadian Natural Resources Limited	36	2021 - Consolidated Financial Statements

Principal Documents Exhibits
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	2021	2020
Long-term debt	$14,694	$21,453
Less: cash and cash equivalents	744	184
Long-term debt, net	$13,950	$21,269
Total shareholders’ equity	$36,945	$32,380
Debt to book capitalization	27%	40%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At December 31, 2021, the Company was in compliance with this covenant.
17. Net Earnings Per Common Share

		2021	2020	2019
Weighted average common shares outstanding – basic (thousands of shares)		1,181,250	1,181,768	1,190,977
Effect of dilutive stock options (thousands of shares)		5,307	—	2,129
Weighted average common shares outstanding – diluted (thousands of shares)		1,186,557	1,181,768	1,193,106
Net earnings (loss)		$7,664	$(435)	$5,416
Net earnings (loss) per common share	– basic	$6.49	$(0.37)	$4.55
	– diluted	$6.46	$(0.37)	$4.54
In 2021, the Company excluded 3,496,000 potentially anti-dilutive stock options from the calculation of diluted earnings per common share (year ended December 31, 2020 – 44,117,000; 2019 – 36,834,000).
18. Interest and Other Financing Expense

	2021	2020	2019
Interest and other financing expense:
Long-term debt	$681	$785	$895
Lease liabilities	62	67	70
Less: amounts capitalized on qualifying assets	—	(24)	(53)
Total interest and other financing expense	743	828	912
Total interest income and other	(32)	(72)	(76)
Net interest and other financing expense	$711	$756	$836

Canadian Natural Resources Limited	37	2021 - Consolidated Financial Statements

Principal Documents Exhibits
19. Financial Instruments
The carrying amounts of the Company’s financial instruments by category were as follows:

	2021
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$744	$—	$—	$—	$744
Accounts receivable	3,111	—	—	—	3,111
Investments	—	309	—	—	309
Other long-term assets	—	—	140	—	140
Accounts payable	—	—	—	(803)	(803)
Accrued liabilities	—	—	—	(3,064)	(3,064)
Other long-term liabilities (1)	—	(64)	(21)	(1,632)	(1,717)
Long-term debt (2)	—	—	—	(14,694)	(14,694)
	$3,855	$245	$119	$(20,193)	$(15,974)

	2020
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$184	$—	$—	$—	$184
Accounts receivable	2,190	—	—	—	2,190
Investments	—	305	—	—	305
Other long-term assets	555	—	136	—	691
Accounts payable	—	—	—	(667)	(667)
Accrued liabilities	—	—	—	(2,346)	(2,346)
Other long-term liabilities (1)	—	(52)	(108)	(1,762)	(1,922)
Long-term debt (2)	—	—	—	(21,453)	(21,453)
	$2,929	$253	$28	$(26,228)	$(23,018)
(1)Includes $1,584 million of lease liabilities (December 31, 2020 – $1,690 million) and $48 million of deferred purchase consideration payable over the next two years (December 31, 2020 – $72 million).
(2)Includes the current portion of long-term debt.

Canadian Natural Resources Limited	38	2021 - Consolidated Financial Statements

Principal Documents Exhibits
The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	2021
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$309	$309	$—	$—
Other long-term assets	$140	$—	$140	$—
Other long-term liabilities	$(133)	$—	$(85)	$(48)
Fixed rate long-term debt (6) (7)	$(13,554)	$(15,420)	$—	$—

	2020
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$305	$305	$—	$—
Other long-term assets	$691	$—	$136	$555
Other long-term liabilities	$(232)	$—	$(160)	$(72)
Fixed rate long-term debt (6) (7)	$(14,254)	$(16,598)	$—	$—
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
(5)The fair value of NWRP subordinated debt was based on the present value of future cash receipts.
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

Asset (liability)	2021	2020
Derivatives held for trading
Natural gas (1)	$(41)	$(45)
Crude oil (1)	(10)	—
Foreign currency forward contracts	(13)	(7)
Cash flow hedges
Foreign currency forward contracts	(21)	(108)
Cross currency swaps	140	136
	$55	$(24)

Included within:
Current portion of other long-term assets	$5	$5
Current portion of other long-term liabilities	(72)	(131)
Other long-term assets	135	131
Other long-term liabilities	(13)	(29)
	$55	$(24)
(1) Commodity financial instruments acquired from Storm and Painted Pony in 2021 and 2020, respectively.

Canadian Natural Resources Limited	39	2021 - Consolidated Financial Statements

Principal Documents Exhibits
During 2021, the Company's ineffectiveness from cash flow hedges was $nil (2020 – loss of $1 million, 2019 – gain of $3 million).
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
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	2021	2020
Balance – beginning of year	$(24)	$178
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1)	(12)	(32)
Foreign exchange	82	(168)
Other comprehensive income (loss)	9	(2)
Balance – end of year	55	(24)
Less: current portion	(67)	(126)
	$122	$102
(1) Includes the fair value movement of commodity financial instruments included in acquisitions (note 7).
Net loss (gain) from risk management activities for the years ended December 31, were as follows:

	2021	2020	2019
Net realized risk management loss	$17	$32	$64
Net unrealized risk management loss (gain)	19	(39)	13
	$36	$(7)	$77
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
INTEREST RATE RISK MANAGEMENT
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2021, the Company had no significant interest rate swap contracts outstanding.

Canadian Natural Resources Limited	40	2021 - Consolidated Financial Statements

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
At December 31, 2021 the Company had the following cross currency swap contract outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross Currency Swap	Jan 2022	–	Mar 2038	US$550	1.170	6.25%	5.76%
The cross currency swap derivative financial instrument was designated as a hedge at December 31, 2021 and was classified as a cash flow hedge.
In addition to the cross currency swap contracts noted above, at December 31, 2021, the Company had US$1,429 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$901 million designated as cash flow hedges.
During 2020, the Company settled the US$500 million cross currency swaps designated as cash flow hedges of the US$500 million 3.45% US dollar debt securities due November 2021. The Company realized cash proceeds of $166 million on settlement.
FINANCIAL INSTRUMENT SENSITIVITIES
The following table summarizes the annualized sensitivities of the Company’s 2021 net earnings and other comprehensive income to changes in the fair value of financial instruments outstanding as at December 31, 2021, resulting from changes in the specified variable, with all other variables held constant. These sensitivities are prepared on a different basis than those sensitivities disclosed in the Company’s other continuous disclosure documents, are limited to the impact of changes in a specified variable applied to financial instruments only and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally cannot be extrapolated because the relationship of a change in an assumption to the change in fair value may not be linear.

	2021 (1)		2020 (1)
	Increase (decrease) to net earnings	Increase (decrease) to other comprehensive income	Increase (decrease) to net earnings	Increase (decrease) to other comprehensive income
Interest rate risk
Increase interest rate 1%	$(13)	$(29)	$(53)	$(17)
Decrease interest rate 1%	$13	$39	$53	$20
Foreign currency exchange rate risk
Weakening of the Canadian dollar by US$0.01	$(116)	$—	$(126)	$—
Strengthening of the Canadian dollar by US$0.01	$114	$—	$123	$—
(1) Based on the Company’s contracted natural gas and crude oil financial instruments at December 31, 2021 and December 31, 2020, a movement of $0.10/MMBtu, $0.10/Mcf or $1.00/bbl would not have a significant impact on net earnings or other comprehensive income.

Canadian Natural Resources Limited	41	2021 - Consolidated Financial Statements

Principal Documents Exhibits
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
COUNTERPARTY CREDIT RISK MANAGEMENT
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2021, substantially all of the Company’s accounts receivable were due within normal trade terms and the average expected credit loss was approximately 1% of the Company's accounts receivable balance (December 31, 2020 – 1%).
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At December 31, 2021, the Company had net risk management assets of $140 million with specific counterparties related to derivative financial instruments (December 31, 2020 – $129 million). The carrying amount of financial assets approximates the maximum credit exposure.
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
The maturity dates of the Company’s financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$803	$—	$—	$—
Accrued liabilities	$3,064	$—	$—	$—
Long-term debt (1)	$1,000	$2,906	$3,251	$7,624
Other long-term liabilities (2)	$282	$181	$430	$824
Interest and other financing expense (3)	$650	$583	$1,503	$3,971
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $185 million; one to less than two years, $149 million; two to less than five years, $426 million; and thereafter, $824 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at December 31, 2021.
20. Commitments and Contingencies
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2021:

	2022	2023	2024	2025	2026	Thereafter
Product transportation and processing (1) (2)	$967	$1,107	$914	$870	$816	$10,028
North West Redwater Partnership service toll (3)	$122	$123	$121	$119	$97	$3,671
Offshore vessels and equipment	$62	$—	$—	$—	$—	$—
Field equipment and power	$25	$21	$21	$21	$21	$225
Other	$37	$27	$22	$20	$15	$—
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2)The acquisition of Storm in 2021 and Painted Pony in 2020 included approximately $298 million and $2,400 million of product transportation and processing commitments, respectively (note 7).
(3)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,486 million of interest payable over the 40-year tolling period, ending in 2058 (note 10).

Canadian Natural Resources Limited	42	2021 - Consolidated Financial Statements

Principal Documents Exhibits
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
21. Supplemental Disclosure of Cash Flow Information

	2021	2020	2019
Changes in non-cash working capital:
Accounts receivable	$(850)	$284	$(1,310)
Current income tax (liabilities) assets	1,918	(295)	(164)
Inventory	(487)	98	(194)
Prepaids and other	39	(56)	2
Other long-term assets	—	(117)	117
Accounts payable	80	(147)	39
Accrued liabilities	525	(254)	265
Other long-term liabilities (1)	(154)	(62)	(23)
Net changes in non-cash working capital	$1,071	$(549)	$(1,268)
Relating to:
Operating activities	$964	$(166)	$(1,033)
Investing activities	107	(383)	(235)
	$1,071	$(549)	$(1,268)

	2021	2020	2019
Expenditures on exploration and evaluation assets	$12	$36	$73
Net proceeds on sale of exploration and evaluation assets	(11)	(31)	—
Net expenditures on exploration and evaluation assets	$1	$5	$73
(1)Included in Other long-term liabilities at December 31, 2021 is $48 million of deferred purchase consideration payable over the next two years (December 31, 2020 – $72 million; 2019 - $95 million).

Canadian Natural Resources Limited	43	2021 - Consolidated Financial Statements

Principal Documents Exhibits
The following table summarizes movements in the Company's liabilities arising from financing activities for the years' ended December 31, 2021 and 2020:

	Long-term debt	Cash flow hedges on US dollar debt securities	Lease liabilities	Liabilities from financing activities
At December 31, 2019	$20,982	$(199)	$1,809	$22,592
Changes from financing cash flows:
Issue of long-term debt, net (1)	719	—	—	719
Repayment of Painted Pony long-term debt	(397)	—	—	(397)
Proceeds on settlement of cross currency swaps	—	166	—	166
Payment of lease liabilities	—	—	(225)	(225)
Non-cash changes:
Assumption of Painted Pony long-term debt	397	—	—	397
Lease additions	—	—	148	148
Changes in foreign exchange and fair value (2)	(248)	5	(42)	(285)
At December 31, 2020	21,453	(28)	1,690	23,115
Changes from financing cash flows:
Repayment of long-term debt, net (1)	(6,779)	—	—	(6,779)
Repayment of Storm long-term debt	(183)	—	—	(183)
Payment of lease liabilities	—	—	(209)	(209)
Non-cash changes:
Assumption of Storm long-term debt	183	—	—	183
Lease additions	—	—	88	88
Changes in foreign exchange and fair value (2)	20	(91)	15	(56)
At December 31, 2021	$14,694	$(119)	$1,584	$16,159
(1)Includes original issue discounts and premiums, and directly attributable transaction costs.
(2)Includes foreign exchange (gain) loss, changes in the fair value of cash flow hedges on US dollar debt securities, the amortization of original issue discounts and premiums and directly attributable transaction costs, and derecognition of lease liabilities.

Canadian Natural Resources Limited	44	2021 - Consolidated Financial Statements

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

	North America			North Sea			Offshore Africa
(millions of Canadian dollars)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Segmented product sales
Crude oil and NGLs (1)	$14,478	$7,480	$9,679	$607	$417	$860	$420	$318	$632
Natural gas	2,484	1,242	1,150	5	12	57	31	42	67
Other income and revenue (2)	119	41	6	(1)	3	5	7	18	8
Total segmented product sales	17,081	8,763	10,835	611	432	922	458	378	707
Less: royalties	(1,694)	(503)	(998)	(1)	(1)	(2)	(21)	(16)	(42)
Segmented revenue	15,387	8,260	9,837	610	431	920	437	362	665
Segmented expenses
Production	2,963	2,510	2,425	383	321	391	91	103	109
Transportation, blending and feedstock (1) (3)	4,772	3,393	2,935	7	15	19	1	1	2
Depletion, depreciation and amortization	3,569	3,780	3,326	160	277	308	142	190	242
Asset retirement obligation accretion	101	97	95	21	30	28	6	6	6
Risk management activities (commodity derivatives)	29	(20)	49	—	—	—	—	—	—
Gain on acquisitions	(478)	(217)	—	—	—	—	—	—	—
Income from NWRP	—	—	—	—	—	—	—	—	—
Equity loss from investments	—	—	—	—	—	—	—	—	—
Total segmented expenses	10,956	9,543	8,830	571	643	746	240	300	359
Segmented earnings (loss)	$4,431	$(1,283)	$1,007	$39	$(212)	$174	$197	$62	$306
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange gain
(Gain) loss from investments
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax
Deferred income tax
Net earnings (loss)
(1)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.
(2)Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(3)Includes a provision of $143 million relating to the Keystone XL pipeline project in the North America segment in 2020.

Canadian Natural Resources Limited	45	2021 - Consolidated Financial Statements

Principal Documents Exhibits

Inter-segment elimination and Other includes internal and corporate transportation and electricity charges. Production, processing and other purchasing and selling activities, that are not included in the preceding segments are also reported in the segmented information as Inter-segment eliminations and Other.
Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision makers.

Oil Sands Mining and Upgrading			Midstream and Refining			Inter–segment elimination and Other			Total
2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019

$14,033	$7,389	$11,340	$78	$83	$88	$(360)	$(108)	$351	$29,256	$15,579	$22,950
—	—	—	—	—	—	196	182	145	2,716	1,478	1,419
73	139	6	681	202	—	3	31	—	882	434	25
14,106	7,528	11,346	759	285	88	(161)	105	496	32,854	17,491	24,394
(1,081)	(78)	(481)	—	—	—	—	—	—	(2,797)	(598)	(1,523)
13,025	7,450	10,865	759	285	88	(161)	105	496	30,057	16,893	22,871

3,414	3,114	3,276	234	184	20	67	48	56	7,152	6,280	6,277
1,505	881	1,306	550	181	—	(231)	27	437	6,604	4,498	4,699
1,838	1,784	1,656	15	15	14	—	—	—	5,724	6,046	5,546
57	72	61	—	—	—	—	—	—	185	205	190
—	—	—	—	—	—	—	—	—	29	(20)	49
—	—	—	—	—	—	—	—	—	(478)	(217)	—
—	—	—	(400)	—	—	—	—	—	(400)	—	—
—	—	—	—	—	287	—	—	—	—	—	287
6,814	5,851	6,299	399	380	321	(164)	75	493	18,816	16,792	17,048
$6,211	$1,599	$4,566	$360	$(95)	$(233)	$3	$30	$3	$11,241	$101	$5,823

									366	391	344
									514	(82)	223
									711	756	836
									7	13	28
									(127)	(275)	(570)
									(141)	171	6
									1,330	974	867
									9,911	(873)	4,956
									1,848	(257)	434
									399	(181)	(894)
									$7,664	$(435)	$5,416

Canadian Natural Resources Limited	46	2021 - Consolidated Financial Statements

Principal Documents Exhibits
CAPITAL EXPENDITURES (1)

	2021			2020
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$(7)	$(36)	$(43)	$(7)	$(150)	$(157)
Offshore Africa	8	—	8	12	3	15
Oil Sands Mining and Upgrading	—	(150)	(150)	—	—	—
	1	(186)	(185)	5	(147)	(142)

Property, plant and equipment
Exploration and Production
North America (3) (4)	2,486	1,351	3,837	999	371	1,370
North Sea	173	38	211	122	(21)	101
Offshore Africa	54	(6)	48	87	7	94
	2,713	1,383	4,096	1,208	357	1,565
Oil Sands Mining and Upgrading (5)	1,747	(601)	1,146	1,323	(629)	694
Midstream and Refining	9	—	9	5	1	6
Head office	23	—	23	19	—	19
	4,492	782	5,274	2,555	(271)	2,284
	$4,493	$596	$5,089	$2,560	$(418)	$2,142
(1)This table provides a reconciliation of capitalized costs, reported in note 6 and note 7, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Includes cash consideration paid of $771 million for the acquisition of Storm in 2021.
(4)Includes cash consideration paid of $111 million for the acquisition of Painted Pony in 2020.
(5)Net expenditures includes the acquisition of a 5% net carried interest on an existing oil sands lease during 2021, capitalized interest and share-based compensation.

SEGMENTED ASSETS

	2021	2020
Exploration and Production
North America	$30,645	$29,094
North Sea	1,561	1,624
Offshore Africa	1,332	1,407
Other	40	81
Oil Sands Mining and Upgrading	42,016	41,567
Midstream and Refining	886	1,301
Head office	185	202
	$76,665	$75,276

Canadian Natural Resources Limited	47	2021 - Consolidated Financial Statements

Principal Documents Exhibits
23. Remuneration of Directors and Senior Management
REMUNERATION OF NON-MANAGEMENT DIRECTORS

	2021	2020	2019
Fees earned	$2	$2	$2
REMUNERATION OF SENIOR MANAGEMENT (1)

	2021	2020	2019
Salary	$2	$2	$2
Common stock option based awards	10	9	8
Annual incentive plans	6	4	6
Long-term incentive plans	19	14	20
	$37	$29	$36
(1)Senior management identified above are consistent with the disclosure on Named Executive Officers provided in the Company’s Information Circular to shareholders for the respective years.

Canadian Natural Resources Limited	48	2021 - Consolidated Financial Statements

Principal Documents Exhibits

CANADIAN NATURAL RESOURCES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021
March 2, 2022

Principal Documents Exhibits
Management's Discussion and Analysis

Canadian Natural Resources Limited	1	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Definitions and Abbreviations

AECO	Alberta natural gas reference location
AIF	Annual Information Form
AOSP	Athabasca Oil Sands Project
API	specific gravity measured in degrees on the American Petroleum Institute scale
ARO	asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
Bcf/d	billion cubic feet per day
Bitumen
a naturally occurring solid or semi-solid hydrocarbon consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in situ recovery methods

BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
Brent	Dated Brent
C$	Canadian dollars
CAGR	compound annual growth rate
CAPEX	capital expenditures
CO2	carbon dioxide
CO2e	carbon dioxide equivalents
Crude oil	includes light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and synthetic crude oil
CSS	Cyclic Steam Stimulation
EOR	Enhanced Oil Recovery
E&P	Exploration and Production
FASB	Financial Accounting Standards Board
FPSO	Floating Production, Storage and Offloading Vessel
GHG	greenhouse gas
GJ	gigajoules
GJ/d	gigajoules per day
Horizon	Horizon Oil Sands

Canadian Natural Resources Limited	2	2021 - Management's Discussion and Analysis

Principal Documents Exhibits

IASB	International Accounting Standards Board
IBOR	Interbank Offered Rate
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
MBOE	thousand barrels of oil equivalent
MBOE/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet
Mcfe	thousand cubic feet equivalent
Mcf/d	thousand cubic feet per day
MMbbl	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day
NGLs	natural gas liquids
NWRP	North West Redwater Partnership
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
OPEC+	Organization of the Petroleum Exporting Countries Plus
PRT	Petroleum Revenue Tax
SAGD	Steam-Assisted Gravity Drainage
SCO	synthetic crude oil
SEC	United States Securities and Exchange Commission
SOFR	Secured Overnight Financing Rate
Tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States
US GAAP	generally accepted accounting principles in the United States
US$	United States dollars
WCS	Western Canadian Select
WCS Heavy Differential	WCS Heavy Differential from WTI
WTI	West Texas Intermediate reference location at Cushing, Oklahoma

Canadian Natural Resources Limited	3	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Advisory
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses and other targets provided throughout this Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon, AOSP, the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, NGLs or SCO that the Company may be reliant upon to transport its products to market, the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the "Outlook" section of this MD&A, particularly in reference to the 2022 targets provided with respect to budgeted capital expenditures, and the timing and impact of the Oil Sands Pathways to Net Zero ("Pathways") initiative, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
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
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic and the actions of OPEC+) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including any production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.

Canadian Natural Resources Limited	4	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
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
SPECIAL NOTE REGARDING NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes references to non-GAAP measures, which include non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). Non-GAAP measures are used by the Company to evaluate its financial performance, financial position or cash flow. Descriptions of the Company's non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided in the “Non-GAAP and Other Financial Measures” section of this MD&A.
SPECIAL NOTE REGARDING CURRENCY, FINANCIAL INFORMATION, PRODUCTION AND RESERVES
This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021. It should also be read in conjunction with the Company's MD&A for the three months and year ended December 31, 2021. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company's consolidated financial statements and this MD&A have been prepared in accordance with IFRS as issued by the IASB.
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
The following discussion and analysis refers primarily to the Company's 2021 financial results compared to 2020 and 2019, unless otherwise indicated. In addition, this MD&A details the Company's targeted capital program for 2022. Additional information relating to the Company, including its quarterly MD&A for the three months and year ended December 31, 2021, its Annual Information Form for the year ended December 31, 2021, and its audited consolidated financial statements for the year ended December 31, 2021, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in this MD&A. This MD&A is dated March 2, 2022.

Canadian Natural Resources Limited	5	2021 - Management's Discussion and Analysis

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
▪A large, balanced, diversified, high quality, long life low decline asset base;
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

Canadian Natural Resources Limited	6	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Financial and Operational Highlights

	($ millions, except per common share amounts)	2021	2020	2019
	Product sales (1)	$32,854	$17,491	$24,394
	Crude oil and NGLs	$29,256	$15,579	$22,950
Natural gas		$2,716	$1,478	$1,419
	Net earnings (loss)	$7,664	$(435)	$5,416
Per common share	– basic	$6.49	$(0.37)	$4.55
	– diluted	$6.46	$(0.37)	$4.54
	Adjusted net earnings (loss) from operations (2)	$7,420	$(756)	$3,795
Per common share	– basic (3)	$6.28	$(0.64)	$3.19
	– diluted (3)	$6.25	$(0.64)	$3.18
	Cash flows from operating activities	$14,478	$4,714	$8,829
	Adjusted funds flow (2)	$13,733	$5,200	$10,267
Per common share	– basic (3)	$11.63	$4.40	$8.62
	– diluted (3)	$11.57	$4.40	$8.61
	Dividends declared per common share (4)	$2.00	$1.70	$1.50
	Total assets	$76,665	$75,276	$78,121
	Total long-term liabilities	$32,298	$37,818	$36,493
	Cash flows used in investing activities	$3,703	$2,819	$7,255
	Net capital expenditures (2)	$4,908	$3,206	$7,121
Average realized price
	Crude oil and NGLs - Exploration and Production ($/bbl) (3)	$63.71	$31.90	$55.08
	Natural gas - Exploration and Production ($/Mcf) (5)	$4.07	$2.40	$2.34
	SCO - Oil Sands Mining and Upgrading ($/bbl) (3)	$77.95	$43.98	$70.18
	Daily production, before royalties (BOE/d)	1,234,906	1,164,136	1,098,957
	Crude oil and NGLs (bbl/d)	952,404	917,958	850,393
	Natural gas (MMcf/d) (6)	1,695	1,477	1,491

(1)Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(4)On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share, from $0.47 per common share. On March 3, 2021, the Board of Directors approved an 11% increase in the quarterly dividend to $0.47 per common share, from $0.425 per common share. On March 4, 2020, the Board of Directors approved a 13% increase in the quarterly dividend to $0.425 per common share, from $0.375 per common share. On March 6, 2019, the Board of Directors approved a 12% increase in the quarterly dividend to $0.375 per common share, from $0.335 per common share. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
(5)Calculated as natural gas sales divided by sales volumes.
(6)Natural gas production volumes approximate sales volumes.

Canadian Natural Resources Limited	7	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
CONSOLIDATED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS)
For 2021, the Company reported net earnings of $7,664 million compared with a net loss of $435 million for 2020 (2019 – net earnings of $5,416 million). Net earnings for 2021 included non-operating items (after-tax) of $244 million compared with $321 million for 2020 (2019 – $1,621 million) related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates including the impact of a realized foreign exchange loss on repayment of US dollar debt securities, the realized foreign exchange gain on the settlement of the cross currency swaps, the gain on acquisitions, the (gain) loss from investments, government grant income under the provincial well-site rehabilitation programs, and a provision relating to the Keystone XL pipeline project. Excluding these items, adjusted net earnings from operations for 2021 were $7,420 million compared with an adjusted net loss from operations of $756 million for 2020 (2019 – adjusted net earnings from operations of $3,795 million).
The net earnings and the adjusted net earnings from operations for 2021 compared with a net loss and adjusted net loss from operations for 2020 primarily reflected:
▪higher realized SCO sales price (1) in the Oil Sands Mining and Upgrading segment;
▪higher crude oil and NGLs netbacks (1) and natural gas netbacks (1) in the Exploration and Production segments;
▪higher natural gas sales volumes in the North America segment;
▪higher SCO sales volumes in the Oil Sands Mining and Upgrading segment; and
▪lower depletion, depreciation and amortization expense.
A detailed reconciliation of the changes in the Company's product sales is provided in the "Analysis of Changes in Product Sales" section of this MD&A.
The impacts of share-based compensation, risk management activities, fluctuations in foreign exchange rates, the gain on acquisitions, income from NWRP, and the (gain) loss from investments, also contributed to the movements in net earnings (loss) for 2021 from 2020. These items are discussed in detail in the relevant sections of this MD&A.
CASH FLOWS FROM OPERATING ACTIVITIES AND ADJUSTED FUNDS FLOW
Cash flows from operating activities for 2021 were $14,478 million compared with $4,714 million for 2020 (2019 – $8,829 million). The increase in cash flows from operating activities for 2021 from 2020 were primarily due to the factors previously noted related to the fluctuations in net earnings (loss) from operations, as well as due to the impact of changes in non-cash working capital, and excluding the impact of changes in depletion, depreciation and amortization expense.
Adjusted funds flow for 2021 was $13,733 million ($11.63 per common share) compared with $5,200 million for 2020 ($4.40 per common share) (2019 – $10,267 million; $8.62 per common share). The increase in adjusted funds flow for 2021 from 2020 was primarily due to the factors noted above related to the fluctuations in cash flows from operating activities excluding the impact of the net change in non-cash working capital, abandonment expenditures excluding the impact of government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets, including the unamortized cost of the share bonus program, accrued interest on subordinated debt advances to NWRP, and prepaid cost of service tolls.
PRODUCTION VOLUMES
Crude oil and NGLs production before royalties for 2021 increased 4% to average 952,404 bbl/d from 917,958 bbl/d in 2020 (2019 – 850,393 bbl/d). Natural gas production before royalties for 2021 increased 15% to average 1,695 MMcf/d from 1,477 MMcf/d in 2020 (2019 – 1,491 MMcf/d). Total production before royalties for 2021 of 1,234,906 BOE/d increased 6% from 1,164,136 BOE/d in 2020 (2019 – 1,098,957 BOE/d). Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production" section of this MD&A.

(1) Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	8	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
PRODUCT PRICES
In the Company’s Exploration and Production segments, the 2021 realized crude oil and NGLs prices (1) increased 100% to average $63.71 per bbl from $31.90 per bbl in 2020 (2019 – $55.08 per bbl), and the 2021 realized natural gas price (1) increased 70% to average $4.07 per Mcf from $2.40 per Mcf in 2020 (2019 – $2.34 per Mcf). In the Oil Sands Mining and Upgrading segment, the Company’s 2021 realized SCO sales price increased 77% to average $77.95 per bbl from $43.98 per bbl in 2020 (2019 – $70.18 per bbl). Crude oil and NGLs and natural gas prices are discussed in detail in the "Business Environment", "Realized Product Prices - Exploration and Production", and the "Oil Sands Mining and Upgrading" sections of this MD&A.
PRODUCTION EXPENSE
In the Company’s Exploration and Production segments, the 2021 crude oil and NGLs production expense (2) increased 18% to average $14.71 per bbl from $12.42 per bbl in 2020 (2019 – $13.81 per bbl), and the natural gas production expense (2) averaged $1.18 per Mcf in 2021 and 2020 (2019 – $1.22 per Mcf). In the Oil Sands Mining and Upgrading segment, the Company's 2021 production cost (2) averaged $20.91 per bbl and was comparable with $20.46 per bbl in 2020 (2019 – $22.56 per bbl). Crude oil and NGLs and natural gas production expense is discussed in detail in the "Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A.
SUMMARY OF QUARTERLY FINANCIAL RESULTS
The following is a summary of the Company’s quarterly financial results for the eight most recently completed quarters:

($ millions, except per common share amounts)
2021	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales (1)	$32,854	$10,190	$8,521	$7,124	$7,019
Crude oil and NGLs	$29,256	$8,979	$7,607	$6,382	$6,288
Natural gas	$2,716	$958	$694	$509	$555
Net earnings (loss)	$7,664	$2,534	$2,202	$1,551	$1,377
Net earnings (loss) per common share
– basic	$6.49	$2.16	$1.87	$1.31	$1.16
– diluted	$6.46	$2.14	$1.86	$1.30	$1.16

($ millions, except per common share amounts)
2020	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales (1)	$17,491	$5,219	$4,676	$2,944	$4,652
Crude oil and NGLs	$15,579	$4,592	$4,202	$2,462	$4,323
Natural gas	$1,478	$496	$338	$307	$337
Net earnings (loss)	$(435)	$749	$408	$(310)	$(1,282)
Net earnings (loss) per common share
– basic	$(0.37)	$0.63	$0.35	$(0.26)	$(1.08)
– diluted	$(0.37)	$0.63	$0.35	$(0.26)	$(1.08)
(1)Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements.

(1) Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2) Calculated as respective production expense divided by respective sales volumes.

Canadian Natural Resources Limited	9	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Volatility in the quarterly net earnings (loss) over the eight most recently completed quarters was primarily due to:
▪Crude oil pricing – Fluctuating global supply/demand including crude oil production levels from OPEC+ and its impact on world supply; the impact of geopolitical and market uncertainties, including those due to COVID-19 and in connection with governmental responses to COVID-19, on worldwide benchmark pricing; the impact of shale oil production in North America; the impact of the WCS Heavy Differential from WTI in North America; the impact of the differential between WTI and Brent benchmark pricing in the North Sea and Offshore Africa; and the impact of production curtailments mandated by the Government of Alberta that came into effect on January 1, 2019 and were suspended effective December 1, 2020.
▪Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, third-party pipeline maintenance and outages, and the impact of shale gas production in the US.
▪Crude oil and NGLs sales volumes – Fluctuations in production from the Kirby and Jackfish Thermal Oil Sands Projects, fluctuations in production due to the cyclic nature of the Primrose thermal oil projects, fluctuations in the Company’s drilling program in North America and the International segments, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, production curtailments mandated by the Government of Alberta that came into effect January 1, 2019 and were suspended effective December 1, 2020, and the impact of shut-in production due to lower demand during COVID-19. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the International segments.
▪Natural gas sales volumes – Fluctuations in production due to the Company's allocation of capital to high return projects, drilling results, natural decline rates, the temporary shut-down and subsequent reinstatement of the Pine River Gas Plant, and the impact and timing of acquisitions.
▪Production expense – Fluctuations primarily due to the impact of the demand and cost for services, fluctuations in product mix and production volumes, the impact of seasonality, the impact of increased carbon tax and energy costs, cost optimizations across all segments, the impact and timing of acquisitions, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, and maintenance activities in the International segments.
▪Transportation, blending and feedstock expense – Fluctuations due to the provision recognized relating to the cancellation of the Keystone XL pipeline project in 2020.
▪Depletion, depreciation and amortization expense – Fluctuations due to changes in sales volumes including the impact and timing of acquisitions and dispositions, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company's proved undeveloped reserves, fluctuations in International sales volumes subject to higher depletion rates, and the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment.
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
▪Gain on acquisitions, (gain) loss from investments and income from NWRP – Fluctuations due to the recognition of gains on acquisitions, (gain) loss from the investments in PrairieSky Royalty Ltd. ("PrairieSky") and Inter Pipeline Ltd. ("IPL") shares, and the distribution from NWRP in 2021.
▪Income taxes – Fluctuations due to statutory tax rate and other legislative changes substantively enacted in the various periods.

Canadian Natural Resources Limited	10	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Business Environment
Global benchmark crude oil prices increased significantly throughout 2021, partially in response to the OPEC+ decision to adhere to previously agreed upon production cut agreements. Additionally, global demand for crude oil increased due to improved economic conditions, as the effects of COVID-19 became less impactful to the global economy. Improved economic conditions continue to positively impact the outlook for crude oil prices, although market conditions remain uncertain.
During 2021, the Company continued to utilize federal and provincial government programs to support employment during the COVID-19 pandemic, including in Canada, the provincial well-site rehabilitation program.
Liquidity
As at December 31, 2021, the Company had undrawn bank credit facilities of $6,098 million. Including cash and cash equivalents and short-term investments, the Company had approximately $7,151 million in liquidity (1). The Company also has certain other dedicated credit facilities supporting letters of credit.
The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Refer to the "Liquidity and Capital Resources" section of this MD&A for further details.
Capital Spending
Safe, reliable, effective and efficient operations continue to be a focus for the Company. On January 11, 2022, the Company announced its 2022 base capital budget (2) targeted at approximately $3,645 million. The budget also includes incremental strategic growth capital of approximately $700 million that targets to add future production and capacity in the Company's long life low decline thermal in situ and Oil Sands Mining and Upgrading assets. Production for 2022 is targeted between 1,270,000 BOE/d and 1,320,000 BOE/d. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns and the balancing of project risks and time horizons. The 2022 capital budget and production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
On December 9, 2020, the Company announced its 2021 capital budget targeted at approximately $3,205 million, and on August 5, 2021, the 2021 capital budget was increased to approximately $3,480 million, excluding acquisitions. Net capital expenditures for 2021 were $4,908 million, including the impact of acquisitions. Refer to the “Net Capital Expenditures” section of this MD&A for further details on the 2021 net capital expenditures.
During 2021, the Company completed the acquisition of all the issued and outstanding common shares of Storm Resources Limited ("Storm") for total cash consideration of approximately $771 million. At closing, the acquisition also included the assumption of long-term debt of approximately $183 million. Storm is involved in the exploration for and development of natural gas and natural gas liquids in the Montney region of British Columbia.
During 2021, the Company also completed a number of other opportunistic acquisitions. Two acquisitions consisted of natural gas assets located in the Montney region of British Columbia, with aggregate production of approximately 11,100 BOE/d. A third acquisition consisted of a net carried interest on an existing oil sands lease held by the Company, from which all Horizon production volumes are derived. Total cash consideration paid for these acquisitions was approximately $450 million.
During 2021, in accordance with a third-party offer to purchase, the Company elected to take total cash proceeds of $128 million, or $20.00 per common share, in exchange for its 6.4 million common share investment in IPL.
Risks and Uncertainties
COVID-19, including variants of concern, continues to have the potential to further disrupt the Company’s operations, projects and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in their local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on their extent and severity.

(1) Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2) Forward looking non-GAAP Financial Measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A for more details on Net Capital Expenditures.

Canadian Natural Resources Limited	11	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
BENCHMARK COMMODITY PRICES

(Yearly average)	2021	2020	2019
WTI benchmark price (US$/bbl)	$67.96	$39.40	$57.04
Dated Brent benchmark price (US$/bbl)	$70.49	$42.27	$64.04
WCS Heavy Differential from WTI (US$/bbl)	$13.04	$12.57	$12.79
SCO price (US$/bbl)	$66.36	$36.26	$56.35
Condensate benchmark price (US$/bbl)	$68.24	$36.97	$52.84
Condensate Differential from WTI (US$/bbl)	$(0.28)	$2.43	$4.20
NYMEX benchmark price (US$/MMBtu)	$3.85	$2.08	$2.63
AECO benchmark price (C$/GJ)	$3.38	$2.12	$1.54
US/Canadian dollar average exchange rate (US$)	$0.7979	$0.7454	$0.7536
US/Canadian dollar year end exchange rate (US$)	$0.7901	$0.7840	$0.7713
Substantially all of the Company’s production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are directly impacted by fluctuations in foreign exchange rates. Product revenue continued to be impacted by the volatility of the Canadian dollar as the Canadian dollar sales price the Company received for its crude oil and natural gas sales is based on US dollar denominated benchmarks.
Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. WTI averaged US$67.96 per bbl for 2021, an increase of 72% from US$39.40 per bbl for 2020 (2019 – US$57.04 per bbl).
Crude oil sales contracts for the Company’s North Sea and Offshore Africa segments are typically based on Brent pricing, which is representative of international markets and overall world supply and demand. Brent averaged US$70.49 per bbl for 2021, an increase of 67% from US$42.27 per bbl for 2020 (2019 – US$64.04 per bbl).
The increase in WTI and Brent pricing for 2021 from 2020 primarily reflected the OPEC+ decision to adhere to the previously agreed upon production cut agreements. Additionally, global demand for crude oil increased due to improved economic conditions as a result of the lessening of earlier COVID-19 restrictions.
The WCS Heavy Differential averaged US$13.04 per bbl for 2021, a slight widening of 4% from US$12.57 per bbl for 2020 (2019 – US$12.79 per bbl). The widening of the WCS Heavy Differential for 2021 from 2020 primarily reflected the increase in WTI benchmark pricing and the widening of the US Gulf Coast heavy oil pricing.
The SCO price averaged US$66.36 per bbl for 2021, an increase of 83% from US$36.26 per bbl for 2020 (2019 – US$56.35 per bbl). The increase in SCO pricing for 2021 from 2020 primarily reflected the increase in WTI benchmark pricing.
NYMEX natural gas prices averaged US$3.85 per MMBtu for 2021, an increase of 85% from US$2.08 per MMBtu for 2020 (2019 – US$2.63 per MMBtu). The increase in NYMEX natural gas prices for 2021 from 2020 primarily reflected increased North American demand in 2021, following the impact of COVID-19 in 2020, as well as lower storage levels.
AECO natural gas prices averaged $3.38 per GJ for 2021, an increase of 59% from $2.12 per GJ for 2020 (2019 – $1.54 per GJ). The increase in AECO natural gas prices for 2021 from 2020 primarily reflected lower storage levels and increased NYMEX benchmark pricing.

Canadian Natural Resources Limited	12	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Analysis of Changes in Product Sales

		Changes due to				Changes due to
($ millions)	2019	Volumes	Prices	Other	2020	Volumes	Prices	Other	2021
North America
Crude oil and NGLs	$9,679	$1,582	$(3,781)	$—	$7,480	$82	$6,916	$—	$14,478
Natural gas	1,150	8	84	—	1,242	193	1,049	—	2,484
Other (1)	6	—	—	35	41	—	—	78	119
	10,835	1,590	(3,697)	35	8,763	275	7,965	78	17,081
North Sea
Crude oil and NGLs	860	(135)	(308)	—	417	(72)	262	—	607
Natural gas	57	(29)	(16)	—	12	(8)	1	—	5
Other (1)	5	—	—	(2)	3	—	—	(4)	(1)
	922	(164)	(324)	(2)	432	(80)	263	(4)	611
Offshore Africa
Crude oil and NGLs	632	(116)	(198)	—	318	(68)	170	—	420
Natural gas	67	(27)	2	—	42	(9)	(2)	—	31
Other (1)	8	—	—	10	18	—	—	(11)	7
	707	(143)	(196)	10	378	(77)	168	(11)	458
Oil Sands Mining and Upgrading
Crude oil and NGLs	11,340	470	(4,421)	—	7,389	560	6,084	—	14,033
Other (1)	6	—	—	133	139	—	—	(66)	73
	11,346	470	(4,421)	133	7,528	560	6,084	(66)	14,106
Midstream and Refining
Midstream activities	88	—	—	(5)	83	—	—	(5)	78
Refined product sales and other (1)	—	—	—	202	202	—	—	479	681
	88	—	—	197	285	—	—	474	759
Intersegment eliminations and other (2)
Product sales	496	—	—	(422)	74	—	—	(238)	(164)
Other (1)	—	—	—	31	31	—	—	(28)	3
	496	—	—	(391)	105	—	—	(266)	(161)
Total	$24,394	$1,753	$(8,638)	$(18)	$17,491	$678	$14,480	$205	$32,854
(1)Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2)Eliminates internal transportation and electricity charges and includes production, processing and other purchasing and selling activities that are not included in the above segments.
Product sales increased 88% to $32,854 million for 2021 from $17,491 million for 2020 (2019 – $24,394 million). The increase in product sales was primarily a result of increased WTI benchmark pricing due to increased demand for refined products as a result of improved economic conditions. Crude oil and NGLs and natural gas pricing are discussed in detail in the "Business Environment", "Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A. Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production" section of this MD&A.
For 2021, 3% of the Company’s crude oil and NGLs and natural gas product sales were generated outside of North America (2020 – 5%; 2019 – 7%). North Sea accounted for 2% of crude oil and NGLs and natural gas product sales for 2021 (2020 – 3%; 2019 – 4%), and Offshore Africa accounted for 1% of crude oil and NGLs and natural gas product sales for 2021 (2020 – 2%; 2019 – 3%).

Canadian Natural Resources Limited	13	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Daily Production
DAILY PRODUCTION, BEFORE ROYALTIES

	2021	2020	2019
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	472,621	460,443	405,970
North America – Oil Sands Mining and Upgrading (1)	448,133	417,351	395,133
North Sea	17,633	23,142	27,919
Offshore Africa	14,017	17,022	21,371
	952,404	917,958	850,393
Natural gas (MMcf/d) (2)
North America	1,680	1,450	1,443
North Sea	3	12	24
Offshore Africa	12	15	24
	1,695	1,477	1,491
Total barrels of oil equivalent (BOE/d)	1,234,906	1,164,136	1,098,957
Product mix
Light and medium crude oil and NGLs	10%	11%	13%
Pelican Lake heavy crude oil	5%	5%	5%
Primary heavy crude oil	5%	6%	8%
Bitumen (thermal oil)	21%	21%	15%
Synthetic crude oil (1)	36%	36%	36%
Natural gas	23%	21%	23%
Percentage of gross revenue (1) (3)
(excluding Midstream and Refining revenue)
Crude oil and NGLs	91%	91%	94%
Natural gas	9%	9%	6%
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)Natural gas production volumes approximate sales volumes.
(3)Net of blending costs and excluding risk management activities.
DAILY PRODUCTION, NET OF ROYALTIES

	2021	2020	2019
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	404,637	420,906	356,794
North America – Oil Sands Mining and Upgrading	410,385	413,363	375,048
North Sea	17,588	23,086	27,866
Offshore Africa	13,354	16,306	20,078
	845,964	873,661	779,786
Natural gas (MMcf/d)
North America	1,593	1,406	1,400
North Sea	3	12	24
Offshore Africa	11	14	22
	1,607	1,432	1,446
Total barrels of oil equivalent (BOE/d)	1,113,878	1,112,364	1,020,749

Canadian Natural Resources Limited	14	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO and natural gas.
Total 2021 production before royalties averaged 1,234,906 BOE/d, an increase of 6% from 1,164,136 BOE/d in 2020 (2019 – 1,098,957 BOE/d).
Record crude oil and NGLs production before royalties for 2021 averaged 952,404 bbl/d, an increase of 4% from 917,958 bbl/d for 2020 (2019 – 850,393 bbl/d). The increase in crude oil and NGLs production for 2021 from 2020 primarily reflected strong operational performance in the Oil Sands Mining and Upgrading segment and increased thermal oil production. Crude oil and NGLs production in North America Exploration and Production and Oil Sands Mining and Upgrading segments for the comparable periods of 2020 reflected the impact of the Company's curtailment optimization strategy during mandatory Government of Alberta curtailment.
Annual crude oil and NGLs production for 2021 was within the Company's previously issued target of 940,000 bbl/d and 980,000 bbl/s. The Company targets production levels in 2022 to average between 940,000 bbl/d and 982,000 bbl/d of liquids production, including crude oil, SCO and NGLs. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Natural gas production before royalties accounted for 23% of the Company's total production in 2021 on a BOE basis. Natural gas production for 2021 of 1,695 MMcf/d increased 15% from 1,477 MMcf/d for 2020 (2019 – 1,491 MMcf/d). The increase in natural gas production for 2021 from 2020 primarily reflected strong drilling results and production volumes from acquisitions, partially offset by natural field declines.
Annual natural gas production for 2021 was within the Company's previously issued target of 1,680 MMcf/d and 1,720 MMcf/d. The Company targets production levels in 2022 to average between 1,980 MMcf/d and 2,030 MMcf/d of natural gas production. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
North America – Exploration and Production
North America crude oil and NGLs production before royalties for 2021 averaged 472,621 bbl/d, an increase of 3% from 460,443 bbl/d for 2020 (2019 – 405,970 bbl/d). The increase in crude oil and NGLs production for 2021 from 2020 primarily reflected increased thermal oil production and strong drilling results, partially offset by natural field declines.
Thermal oil production before royalties for 2021 averaged 259,284 bbl/d, an increase of 4% from 248,971 bbl/d for 2020 (2019 – 167,942 bbl/d). The increase in thermal oil production for 2021 from 2020 primarily reflected high utilization at Jackfish.
Pelican Lake heavy crude oil production before royalties averaged 54,390 bbl/d for 2021, a decrease of 4% from 56,535  bbl/d for 2020 (2019 – 58,855 bbl/d), demonstrating Pelican Lake's long life low decline production.
Natural gas production before royalties for 2021 averaged 1,680 MMcf/d, an increase of 16% from 1,450 MMcf/d for 2020 (2019 – 1,443 MMcf/d). The increase in natural gas production for 2021 from 2020 primarily reflected strong drilling results and production volumes from acquisitions, partially offset by natural field declines.
North America – Oil Sands Mining and Upgrading
Record SCO production before royalties for 2021 of 448,133 bbl/d increased 7% from 417,351 bbl/d for 2020 (2019 – 395,133 bbl/d). The increase in SCO production for 2021 from 2020 primarily reflected strong operational performance at AOSP following the completion of expansion activities at Scotford in 2020.
North Sea
North Sea crude oil production before royalties for 2021 of 17,633 bbl/d decreased 24% from 23,142 bbl/d for 2020 (2019 – 27,919 bbl/d). The decrease in production for 2021 from 2020 primarily reflected natural field declines and planned maintenance activities.
Offshore Africa
Offshore Africa crude oil production before royalties for 2021 decreased 18% to 14,017 bbl/d from 17,022 bbl/d for 2020 (2019 – 21,371 bbl/d). The decrease in production for 2021 from 2020 primarily reflected maintenance activities and natural field declines.

Canadian Natural Resources Limited	15	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
INTERNATIONAL CRUDE OIL INVENTORY VOLUMES
The Company recognizes revenue on its crude oil production when control of the product passes to the customer and delivery has taken place. Revenue has not been recognized in the International segments on crude oil volumes held in various storage facilities or FPSOs, as follows:

(bbl)	2021	2020	2019
North Sea	—	450,889	344,726
Offshore Africa	727,439	521,244	519,504
	727,439	972,133	864,230
Exploration and Production
OPERATING HIGHLIGHTS

	2021	2020	2019
Crude oil and NGLs ($/bbl) (1)
Realized price (2)	$63.71	$31.90	$55.08
Transportation (2)	3.86	3.85	3.48
Realized price, net of transportation (2)	59.85	28.05	51.60
Royalties (3)	8.59	2.59	6.08
Production expense (4)	14.71	12.42	13.81
Netback (2)	$36.55	$13.04	$31.71
Natural gas ($/Mcf) (1)
Realized price (5)	$4.07	$2.40	$2.34
Transportation (6)	0.45	0.43	0.42
Realized price, net of transportation	3.62	1.97	1.92
Royalties (3)	0.22	0.08	0.08
Production expense (4)	1.18	1.18	1.22
Netback (2)	$2.22	$0.71	$0.62
Barrels of oil equivalent ($/BOE) (1)
Realized price (2)	$49.67	$26.15	$40.50
Transportation (2)	3.44	3.44	3.14
Realized price, net of transportation (2)	46.23	22.71	37.36
Royalties (3)	5.98	1.89	4.09
Production expense (4)	11.98	10.67	11.49
Netback (2)	$28.27	$10.15	$21.78
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as royalties divided by respective sales volumes.
(4)Calculated as production expense divided by respective sales volumes.
(5)Calculated as natural gas sales divided by natural gas sales volumes.
(6)Calculated as natural gas transportation expense divided by natural gas sales volumes.

Canadian Natural Resources Limited	16	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
REALIZED PRODUCT PRICES – EXPLORATION AND PRODUCTION

	2021	2020	2019
Crude oil and NGLs ($/bbl) (1)
North America (2)	$62.10	$30.31	$51.43
North Sea (3)	$87.98	$50.09	$86.76
Offshore Africa (3)	$85.71	$50.95	$83.68
Average (2)	$63.71	$31.90	$55.08
Natural gas ($/Mcf) (1) (3)
North America	$4.05	$2.34	$2.18
North Sea	$2.94	$2.74	$6.52
Offshore Africa	$7.17	$7.77	$7.41
Average	$4.07	$2.40	$2.34
Average ($/BOE) (1) (2)	$49.67	$26.15	$40.50
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as crude oil and NGLs sales and natural gas sales divided by respective sales volumes.
North America
North America realized crude oil and NGLs prices increased by $31.79 per bbl to average $62.10 per bbl for 2021 from $30.31 per bbl for 2020 (2019 – $51.43 per bbl), primarily due to higher WTI benchmark pricing.
The Company continues to focus on its crude oil blending marketing strategy including a blending strategy that expands markets within current pipeline infrastructure, supporting pipeline projects that will provide capacity to transport crude oil to new markets, and working with refiners to add incremental heavy crude oil and bitumen (thermal oil) conversion capacity. During 2021, the Company contributed approximately 152,000 bbl/d of heavy crude oil blends to the WCS stream.
The Company has 20-year transportation agreements to ship 94,000 bbl/d of crude oil on the proposed Trans Mountain Pipeline Expansion that will provide waterborne access to international markets. The expansion is now under construction and Trans Mountain Corporation targets a completion date of late 2023.
North America realized natural gas prices increased 73% to average $4.05 per Mcf for 2021 from $2.34 per Mcf for 2020 (2019 – $2.18 per Mcf). The increase in realized natural gas prices for 2021 from 2020 primarily reflected lower storage levels and increased benchmark pricing.
Comparisons of the prices received in North America Exploration and Production by product type were as follows:

(Yearly average)	2021	2020	2019
Wellhead Price (1)
Light and medium crude oil and NGLs ($/bbl)	$61.29	$33.42	$49.54
Pelican Lake heavy crude oil ($/bbl)	$68.05	$33.57	$57.82
Primary heavy crude oil ($/bbl)	$65.88	$31.81	$55.38
Bitumen (thermal oil) ($/bbl)	$60.20	$28.11	$48.27
Natural gas ($/Mcf)	$4.05	$2.34	$2.18
(1)Amounts expressed on a per unit basis are based on sales volumes of the respective product type.

Canadian Natural Resources Limited	17	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
North Sea
North Sea realized crude oil and NGLs prices increased 76% to average $87.98 per bbl for 2021 from $50.09 per bbl for 2020 (2019 – $86.76 per bbl). Realized crude oil and NGLs prices per barrel in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting. The increase in realized crude oil and NGLs prices for 2021 from 2020 reflected prevailing Brent benchmark pricing at the time of liftings, together with the impact of movements in the Canadian dollar.
Offshore Africa
Offshore Africa realized crude oil and NGLs prices increased 68% to average $85.71 per bbl for 2021 from $50.95 per bbl for 2020 (2019 – $83.68 per bbl). Realized crude oil and NGLs prices per barrel in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting. The increase in realized crude oil and NGLs prices in 2021 reflected prevailing Brent benchmark pricing at the time of liftings, together with the impact of movements in the Canadian dollar.
ROYALTIES – EXPLORATION AND PRODUCTION

	2021	2020	2019
Crude oil and NGLs ($/bbl) (1)
North America	$9.06	$2.72	$6.56
North Sea	$0.19	$0.12	$0.16
Offshore Africa	$3.94	$2.17	$4.74
Average	$8.59	$2.59	$6.08
Natural gas ($/Mcf) (1)
North America	$0.22	$0.07	$0.07
Offshore Africa	$0.33	$0.37	$0.63
Average	$0.22	$0.08	$0.08
Average ($/BOE) (1)	$5.98	$1.89	$4.09
(1)Calculated as royalties divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
North America
Government royalties on a significant portion of North America crude oil and NGLs production fall under the oil sands royalty regime and are calculated on a project by project basis as a percentage of gross revenue less operating, capital and abandonment costs incurred.
North America crude oil and NGLs and natural gas royalties for 2021 and the comparable periods reflected movements in benchmark commodity prices. North America crude oil royalties also reflected fluctuations in the WCS Heavy Differential and changes in the production mix between high and low royalty rate product types.
Crude oil and NGLs royalty rates (1) averaged approximately 15% of product sales for 2021 compared with 9% of product sales for 2020 (2019 – 13%). The increase in royalty rates for 2021 from 2020 was primarily due to higher benchmark prices together with fluctuations in the WCS Heavy Differential.
Natural gas royalty rates averaged approximately 5% of product sales for 2021, compared with 3% of product sales for 2020 (2019 – 3%). The increase in royalty rates for 2021 from 2020 was primarily due to higher benchmark prices.
Offshore Africa
Under the terms of the various Production Sharing Contracts royalty rates fluctuate based on realized commodity pricing, capital expenditures and production expenses, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 5% for 2021 compared with 4% of product sales for 2020 (2019 – 6%). Royalty rates as a percentage of product sales reflected the timing of liftings and the status of payout in the various fields.

(1) Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	18	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	2021	2020	2019
Crude oil and NGLs ($/bbl) (1)
North America	$13.12	$11.21	$12.41
North Sea	$54.13	$36.51	$36.39
Offshore Africa	$14.73	$13.29	$11.21
Average	$14.71	$12.42	$13.81
Natural gas ($/Mcf) (1)
North America	$1.15	$1.14	$1.16
North Sea	$7.31	$3.72	$3.40
Offshore Africa	$4.41	$3.58	$2.60
Average	$1.18	$1.18	$1.22
Average ($/BOE) (1)	$11.98	$10.67	$11.49
(1)Calculated as production expense divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
North America
North America crude oil and NGLs production expense for 2021 averaged $13.12 per bbl, an increase of 17% from $11.21 per bbl for 2020 (2019 – $12.41 per bbl). The increase in crude oil and NGLs production expense per bbl for 2021 from 2020 reflected increased energy costs.
North America natural gas production expense for 2021 averaged $1.15 per Mcf, comparable with $1.14 per Mcf for 2020 (2019 – $1.16 per Mcf). Natural gas production expense per Mcf for 2021 primarily reflected higher production volumes and the Company's strong focus on cost control.
North Sea
North Sea crude oil production expense for 2021 averaged $54.13 per bbl, an increase of 48% from $36.51 per bbl for 2020 (2019 – $36.39 per bbl). The increase in crude oil production expense per bbl for 2021 from 2020 primarily reflected lower volumes on a relatively fixed cost base, as well as higher natural gas and CO2 costs. North Sea production expense also reflected fluctuations in the Canadian dollar.
Offshore Africa
Offshore Africa crude oil production expense for 2021 averaged $14.73 per bbl, an increase of 11% from $13.29 per bbl for 2020 (2019 – $11.21 per bbl). The increase in crude oil production expense per bbl for 2021 from 2020 primarily reflected timing of liftings from various fields that have different cost structures, together with lower volumes, on a relatively fixed cost base. Offshore Africa production expense also reflected fluctuations in the Canadian dollar.
DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

($ millions, except per BOE amounts)	2021	2020	2019
North America	$3,569	$3,780	$3,326
North Sea	160	277	308
Offshore Africa	142	190	242
Depletion, depreciation and amortization	$3,871	$4,247	$3,876
$/BOE (1)	$13.49	$15.45	$15.22
(1)Calculated as depletion, depreciation and amortization expense divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Depletion, depreciation and amortization expense for 2021 of $13.49 per BOE decreased 13% from $15.45 per BOE for 2020 (2019 – $15.22 per BOE). The decrease in depletion, depreciation and amortization expense per BOE for 2021 from 2020 primarily reflected lower depletion rates in the North America Exploration and Production segment and lower volumes in the North Sea, which has higher depletion rates.
Depletion, depreciation and amortization expense on an absolute and per BOE basis also reflects the impact of the timing of liftings from each field in the North Sea and Offshore Africa.

Canadian Natural Resources Limited	19	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

($ millions, except per BOE amounts)	2021	2020	2019
North America	$101	$97	$95
North Sea	21	30	28
Offshore Africa	6	6	6
Asset retirement obligation accretion	$128	$133	$129
$/BOE (1)	$0.44	$0.48	$0.51
(1)Calculated as asset retirement obligation accretion divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for 2021 of $0.44 per BOE decreased 8% from $0.48 per BOE for 2020 (2019 – $0.51 per BOE). Fluctuations in asset retirement obligation accretion expense on a per BOE basis primarily reflect fluctuating sales volumes.
Oil Sands Mining and Upgrading
OPERATING HIGHLIGHTS
The Company continues to focus on safe, reliable and efficient operations and leveraging its technical expertise across the Horizon and AOSP sites. Record SCO production in 2021 averaged 448,133 bbl/d, primarily reflecting strong operational performance.
The Company incurred production costs, excluding natural gas costs, of $3,176 million ($19.45 per bbl) for 2021, a 7% increase (comparable on a per bbl basis) from $2,968 million ($19.50 per bbl) for 2020, reflecting higher energy costs, offset by record production volumes, together with the Company's strong focus on cost control.
REALIZED PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING

($/bbl)	2021	2020	2019
Realized SCO sales price (1)	$77.95	$43.98	$70.18
Bitumen value for royalty purposes (2)	$58.39	$25.82	$50.79
Bitumen royalties (3)	$6.62	$0.51	$3.31
Transportation (1)	$1.21	$1.23	$1.29
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Calculated as the quarterly average of the bitumen methodology price.
(3)Calculated as royalties divided by sales volumes. For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
The realized SCO sales price averaged $77.95 per bbl for 2021, an increase of 77% from $43.98 per bbl for 2020 (2019 – $70.18 per bbl). The increase in the realized SCO sales price for 2021 compared to 2020 primarily reflected the increase in WTI benchmark pricing.
The increase in bitumen royalties per bbl for 2021 from 2020 primarily reflected the impact of higher prevailing bitumen pricing and AOSP reaching full payout.
Transportation expense averaged $1.21 per bbl for 2021, comparable with $1.23 per bbl for 2020 (2019 – $1.29 per bbl).

Canadian Natural Resources Limited	20	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
PRODUCTION COSTS – OIL SANDS MINING AND UPGRADING
The following tables are reconciled to the Oil Sands Mining and Upgrading production costs disclosed in note 22 to the Company’s audited consolidated financial statements.

($ millions)	2021	2020	2019
Production costs, excluding natural gas costs	$3,176	$2,968	$3,151
Natural gas costs	238	146	125
Production costs	$3,414	$3,114	$3,276

($/bbl)	2021	2020	2019
Production costs, excluding natural gas costs (1)	$19.45	$19.50	$21.70
Natural gas costs (2)	1.46	0.96	0.86
Production costs (3)	$20.91	$20.46	$22.56
Sales volumes (bbl/d)	447,230	415,741	397,735
(1)Calculated as production costs, excluding natural gas costs divided by sales volumes.
(2)Calculated as natural gas costs divided by sales volumes.
(3)Calculated as production costs divided by sales volumes.
Production costs for 2021 of $20.91 per bbl, were comparable with $20.46 per bbl for 2020 (2019 – $22.56 per bbl). Production costs per bbl for 2021 as compared to 2020 primarily reflected the impact of higher energy costs, including natural gas and diesel, offset by the impact of record production volumes, together with the Company's strong focus on cost control.
DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

($ millions, except per bbl amounts)	2021	2020	2019
Depletion, depreciation and amortization	$1,838	$1,784	$1,656
$/bbl (1)	$11.26	$11.73	$11.41
(1)Calculated as depletion, depreciation and amortization divided by sales volumes. For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Depletion, depreciation and amortization expense for 2021 of $11.26 per bbl decreased 4% from $11.73 per bbl for 2020 (2019 – $11.41 per bbl). The decrease in depletion, depreciation and amortization on a per barrel basis primarily reflected the impact of fluctuating sales volumes from underlying operations.
ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

($ millions, except per bbl amounts)	2021	2020	2019
Asset retirement obligation accretion	$57	$72	$61
$/bbl (1)	$0.35	$0.47	$0.42
(1)Calculated as asset retirement obligation accretion divided by sales volumes. For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for 2021 of $0.35 per bbl decreased 26% from $0.47 per bbl for 2020 (2019 – $0.42 per bbl). Fluctuations in asset retirement obligation accretion expense on a per barrel basis primarily reflect fluctuating sales volumes.

Canadian Natural Resources Limited	21	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Midstream and Refining

($ millions)	2021	2020	2019
Product sales
Midstream activities	$78	$83	$88
NWRP, refined product sales and other	681	202	—
Segmented revenue	759	285	88
Less:
NWRP, refining toll	213	166	—
Midstream activities	21	18	20
Production expense	234	184	20
NWRP, transportation and feedstock costs	550	181	—
Depreciation	15	15	14
Income from NWRP	(400)	—	—
Equity loss from investment in NWRP	—	—	287
Segmented earnings (loss)	$360	$(95)	$(233)
The Company's Midstream and Refining assets consist of two crude oil pipeline systems, a 50% working interest in an 84-megawatt cogeneration plant at Primrose and the Company's 50% equity investment in NWRP. Approximately 27% of the Company's heavy crude oil production was transported to international mainline liquid pipelines via the 100% owned and operated ECHO and Pelican Lake pipelines. The Midstream pipeline asset ownership allows the Company to control transportation costs, earn third party revenue, and manage the marketing of heavy crude oils.
NWRP operates a 50,000 bbl/d bitumen upgrader and refinery that processes approximately 12,500 bbl/d (25% toll payer) of bitumen feedstock for the Company and 37,500 bbl/d (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period. Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment. Production of ultra-low sulphur diesel and other refined products for 2021 averaged 69,713 BOE/d (17,428 BOE/d to the Company), reflecting the 25% toll payer commitment (2020 – 58,694 BOE/d; 14,673 BOE/d to the Company).
On June 30, 2021, the equity partners together with the toll payers, agreed to optimize the structure of NWRP to better align the commercial interests of the equity partners and the toll payers (the "Optimization Transaction"). As a result, North West Refining Inc. transferred its entire 50% partnership interest in NWRP to APMC. The Company's 50% equity interest remained unchanged.
Under the Optimization Transaction, the original term of the processing agreements was extended by 10 years from 2048 to 2058. NWRP retired higher cost subordinated debt, which carried interest rates of prime plus 6%, with lower cost senior secured bonds at an average rate of approximately 2.55%, reducing interest costs to NWRP and associated tolls to the toll payers. As such, NWRP repaid the Company's and APMC's subordinated debt advances of $555 million each. In addition, the Company received a $400 million distribution from NWRP during 2021.
To facilitate the Optimization Transaction, NWRP issued $500 million of 1.20% series L senior secured bonds due December 2023, $500 million of 2.00% series M senior secured bonds due December 2026, $1,000 million of 2.80% series N senior secured bonds due June 2031, and $600 million of 3.75% series O senior secured bonds due June 2051. Additionally, NWRP's existing $3,500 million syndicated credit facility was amended. The $2,000 million revolving credit facility was extended by three years to June 2024, and the $1,500 million non-revolving credit facility was reduced by $500 million to $1,000 million and extended by two years to June 2023. As at December 31, 2021, NWRP had borrowings of $1,981 million under the syndicated credit facility (December 31, 2020 – $2,866 million).
As at December 31, 2021, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $562 million (2020 – $153 million). The unrecognized share of the equity loss from NWRP for 2021 was $9 million and partnership distributions were $400 million (2020 – unrecognized equity loss of $94 million; 2019 – recognized equity loss of $287 million and unrecognized equity loss of $59 million).

Canadian Natural Resources Limited	22	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Corporate and Other
ADMINISTRATION EXPENSE

	2021	2020	2019
Expense ($ millions)	$366	$391	$344
$/BOE (1)	$0.81	$0.92	$0.86
Sales volumes (BOE/d) (2)	1,233,457	1,166,862	1,095,379
(1)Calculated as administration expense divided by sales volumes.
(2)Total Company sales volumes.
Administration expense for 2021 of $0.81 per BOE decreased 12% from $0.92 per BOE for 2020 (2019 – $0.86 per BOE). Administration expense per BOE decreased for 2021 from 2020 primarily due to higher sales volumes and higher overhead recoveries.
SHARE-BASED COMPENSATION

($ millions)	2021	2020	2019
Expense (recovery)	$514	$(82)	$223
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
The Company recognized a $514 million share-based compensation expense for 2021, primarily as a result of the measurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the period, and changes in the Company’s share price. An expense of $79 million related to PSUs granted to certain executive employees was included in the share-based compensation expense for 2021 (2020 – $21 million expense; 2019 – $49 million expense).

Canadian Natural Resources Limited	23	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
INTEREST AND OTHER FINANCING EXPENSE

($ millions, except effective interest rate)	2021	2020	2019
Interest and other financing expense	$711	$756	$836
Interest income and other (1)	32	72	76
Capitalized interest (1)	—	24	53
Interest on long-term debt and lease liabilities (1)	$743	$852	$965

Average current and long-term debt balance (2)	$18,935	$22,446	$22,017
Average lease liabilities balance (2)	1,619	1,708	1,707
Average long-term debt and lease liabilities (2)	$20,554	$24,154	$23,724
Average effective interest rate (3) (4)	3.5%	3.5%	4.0%

Interest and other financing expense per $/BOE (5)	$1.58	$1.77	$2.09
Sales volumes (BOE/d) (6)	1,233,457	1,166,862	1,095,379
(1)Item is a component of interest and other financing expense.
(2)The average of current and long-term debt and lease liabilities outstanding during the respective period.
(3)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than their most directly comparable financial measure presented in the Company's audited consolidated financial statements, as applicable, as an indication of the Company's performance.
(4)Calculated as the total of interest on long-term debt and lease liabilities divided by the average long-term debt and lease liabilities balance for the respective period. The Company presents its average effective interest rate for financial statement users to evaluate the Company’s average cost of debt borrowings.
(5)Calculated as interest and other financing expense divided by sales volumes.
(6)Total Company sales volumes.
Interest and other financing expense per BOE for 2021 decreased 11% to $1.58 per BOE from $1.77 per BOE for 2020 (2019 – $2.09 per BOE). The decrease in interest and other financing expense per BOE for 2021 from 2020 was primarily due to higher sales volumes and lower average debt levels in 2021, partially offset by lower interest income.
The Company’s average effective interest rate of 3.5% for 2021 was consistent with 2020.

Canadian Natural Resources Limited	24	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
RISK MANAGEMENT ACTIVITIES
The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

($ millions)	2021	2020	2019
Natural gas financial instruments	$17	$16	$(1)
Crude oil and NGLs financial instruments	(1)	—	52
Foreign currency contracts	1	16	13
Net realized loss	17	32	64
Natural gas financial instruments	11	(36)	15
Crude oil and NGLs financial instruments	2	—	(17)
Foreign currency contracts	6	(3)	15
Net unrealized loss (gain)	19	(39)	13
Net loss (gain)	$36	$(7)	$77
During 2021, net realized risk management losses were related to the settlement of natural gas financial instruments, crude oil and NGLs financial instruments and foreign currency contracts. The Company recorded a net unrealized loss of $19 million ($16 million after-tax of $3 million) on its risk management activities for 2021 (2020 – $39 million unrealized gain, $31 million after-tax of $8 million; 2019 – $13 million unrealized loss, $14 million after-tax recovery of $1 million).
Further details related to outstanding derivative financial instruments at December 31, 2021 are disclosed in note 19 to the Company's audited consolidated financial statements.
FOREIGN EXCHANGE

($ millions)	2021	2020	2019
Net realized loss (gain)	$78	$(159)	$(22)
Net unrealized gain	(205)	(116)	(548)
Net gain (1)	$(127)	$(275)	$(570)
(1)Amounts are reported net of the hedging effect of cross currency swaps.
The net realized foreign exchange loss for 2021 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling and the repayment of US$500 million of 3.45% debt securities. The net unrealized foreign exchange gain for 2021 was primarily related to the impact of a stronger Canadian dollar with respect to outstanding US dollar debt and the reversal of the net unrealized foreign exchange loss on the repayment of US$500 million of 3.45% debt securities. The US/Canadian dollar exchange rate at December 31, 2021 was US$0.7901 (December 31, 2020 – US$0.7840, December 31, 2019 – US$0.7713).

Canadian Natural Resources Limited	25	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
INCOME TAXES

($ millions, except effective tax rates)	2021	2020	2019
North America (1)	$1,841	$(245)	$354
North Sea	7	(4)	112
Offshore Africa	21	17	44
PRT – North Sea	(34)	(31)	(89)
Other taxes	13	6	13
Current income tax	1,848	(257)	434
Deferred corporate income tax	399	(181)	(895)
Deferred PRT – North Sea	—	—	1
Deferred income tax	399	(181)	(894)
Income tax	$2,247	$(438)	$(460)

Earnings (loss) before taxes	$9,911	$(873)	$4,956
Effective tax rate on net earnings (loss) (2)	23%	50%	(9)%

Income tax	$2,247	$(438)	$(460)
Tax effect on non-operating items (3) (4)	5	29	1,630
Current PRT – North Sea	34	31	89
Other taxes	(13)	(6)	(13)
Effective tax on adjusted net earnings (loss)	$2,273	$(384)	$1,246

Adjusted net earnings (loss) from operations (5)	$7,420	$(756)	$3,795
Effective tax on adjusted net earnings (loss)	2,273	(384)	1,246
Adjusted net earnings (loss) from operations, before taxes	$9,693	$(1,140)	$5,041
Effective tax rate on adjusted net earnings (loss) from operations (6) (7)	23%	34%	25%
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Calculated as total of current and deferred income tax divided by earnings (loss) before taxes.
(3)Includes the net tax effect of PSUs, unrealized risk management, abandonment expenditure recovery, the Keystone XL pipeline provision and legislative changes to tax rates in adjusted net earnings (loss) from operations.
(4)During 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 1, 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. As a result of this corporate income tax rate reduction, the Company's deferred corporate income tax liability decreased by $1,618 million for 2019. During 2020, the Government of Alberta substantively enacted legislation to accelerate this reduction, lowering the corporate tax rate from 10% to 8%, effective July 1, 2020. This acceleration did not have a significant impact on the Company's deferred corporate income tax liability for 2020.
(5)Non-GAAP Financial Measure. Refer to the "Non-GAAP and other Financial Measures" section of this MD&A.
(6)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than their most directly comparable financial measure presented in the Company's audited consolidated financial statements, as applicable, as an indication of the Company's performance.
(7)Calculated as effective tax on adjusted net earnings (loss) divided by adjusted net earnings (loss) from operations, before taxes. The Company presents its effective tax rate on adjusted net earnings (loss) from operations for financial statement users to evaluate the Company’s effective tax rate on its core business activities.
The effective tax rate on net earnings (loss) and adjusted net earnings (loss) from operations for 2021 and the comparable years included the impact of non-taxable items in North America and the North Sea and the impact of differences in jurisdictional income and tax rates in the countries in which the Company operates, in relation to net earnings (loss).
The current corporate income tax and PRT in the North Sea in 2021 and the prior periods included the impact of carrybacks of abandonment expenditures related to decommissioning activities at the Company's platforms in the North Sea.
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

Canadian Natural Resources Limited	26	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
During 2021, the Company filed Scientific Research and Experimental Development claims of approximately $229 million (2020 – $246 million; 2019 – $250 million) relating to qualifying research and development expenditures for Canadian income tax purposes.
Net Capital Expenditures (1) (2)

($ millions)	2021	2020	2019
Exploration and Evaluation
Net property (dispositions) acquisitions (3)	$(11)	$(31)	$90
Net expenditures	12	36	74
Total Exploration and Evaluation	1	5	164
Property, Plant and Equipment
Net property acquisitions (3) (4) (5)	1,112	536	3,208
Well drilling, completion and equipping	918	429	775
Production and related facilities	802	580	1,028
Other	64	60	81
Total Property, Plant and Equipment	2,896	1,605	5,092
Total Exploration and Production	2,897	1,610	5,256
Oil Sands Mining and Upgrading
Project costs	236	258	436
Sustaining capital	1,035	839	933
Turnaround costs	145	196	118
Other (6)	331	30	38
Total Oil Sands Mining and Upgrading	1,747	1,323	1,525
Midstream and Refining	9	5	10
Head office	23	19	34
Abandonments expenditures, net (2)	232	249	296
Net capital expenditures	$4,908	$3,206	$7,121
By segment
North America (3) (4) (5)	$2,662	$1,389	$4,831
North Sea	173	122	196
Offshore Africa	62	99	229
Oil Sands Mining and Upgrading	1,747	1,323	1,525
Midstream and Refining	9	5	10
Head office	23	19	34
Abandonments expenditures, net (2)	232	249	296
Net capital expenditures	$4,908	$3,206	$7,121
(1)Net capital expenditures exclude the impact of lease assets and fair value and revaluation adjustments, and include non-cash transfers of property, plant and equipment to inventory due to change in use.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Includes cash consideration of $91 million for exploration and evaluation assets and $3,126 million for property, plant and equipment acquired from Devon Canada Corporation ("Devon") in 2019.
(4)Includes cash consideration of $771 million and the settlement of long-term debt of $183 million assumed in the acquisition of Storm in 2021.
(5)Includes cash consideration of $111 million and the settlement of long-term debt of $397 million assumed in the acquisition of Painted Pony Energy Ltd. ("Painted Pony") in 2020.
(6)Includes the acquisition of a 5% net carried interest on an existing oil sands lease in 2021.
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
Net capital expenditures for 2021 were $4,908 million compared with $3,206 million for 2020.

Canadian Natural Resources Limited	27	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
During 2021, the Company completed the acquisition of all the issued and outstanding common shares of Storm for total cash consideration of approximately $771 million. At closing, the acquisition also included the assumption of long-term debt of approximately $183 million. Storm is involved in the exploration for and development of natural gas and natural gas liquids in the Montney region of British Columbia.
During 2021, the Company also completed a number of other opportunistic acquisitions. Two acquisitions consisted of natural gas assets located in the Montney region of British Columbia. A third acquisition consisted of a net carried interest on an existing oil sands lease held by the Company, from which all Horizon production volumes are derived. Total cash consideration paid for these acquisitions was approximately $450 million.
2022 CAPITAL BUDGET
On January 11, 2022, the Company announced its 2022 base capital budget targeted at approximately $3,645 million. The budget also includes incremental strategic growth capital of approximately $700 million that targets to add future production and capacity in the Company's long life low decline thermal in situ and Oil Sands Mining and Upgrading assets.
The 2022 capital budget constitutes forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
DRILLING ACTIVITY (1)

(number of net wells)	2021	2020	2019
Net successful natural gas wells	49	30	19
Net successful crude oil wells (2)	149	42	86
Dry wells	1	—	3
Stratigraphic test / service wells	393	372	447
Total	592	444	555
Success rate (excluding stratigraphic test / service wells)	99%	100%	97%
(1)Includes drilling activity for North America and International segments.
(2)Includes bitumen wells.
North America
During 2021, the Company drilled 49 net natural gas wells, 94 net primary heavy crude oil wells, 10 net Pelican Lake heavy crude oil wells, 8 net bitumen (thermal oil) wells and 32 net light crude oil wells.
North Sea
During 2021, the Company drilled 5.9 net light crude oil wells.

Canadian Natural Resources Limited	28	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Liquidity and Capital Resources

($ millions, except ratios)	2021	2020	2019
Adjusted working capital (1)	$(480)	$626	$241
Long-term debt, net (2)	$13,950	$21,269	$20,843
Shareholders’ equity	$36,945	$32,380	$34,991

Debt to book capitalization (2)	27%	40%	37%
After-tax return on average capital employed (3)	16%	—%	11%
(1)Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)Capital Management Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
As at December 31, 2021, the Company's capital resources consisted primarily of cash flows from operating activities, available bank credit facilities and access to debt capital markets. Cash flows from operating activities and the Company’s ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the "Business Environment" section and in the "Risks and Uncertainties" section of this MD&A. In addition, the Company's ability to renew existing bank credit facilities and raise new debt reflects current credit ratings as determined by independent rating agencies, and market conditions. The Company continues to believe its internally generated cash flows from operating activities supported by the implementation of its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long-term and support its growth strategy.
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
◦During 2021, the Company extended both of its $2,425 million revolving credit facilities originally maturing June 2022 and June 2023, to June 2024 and June 2025, respectively and increased each by $70 million. In accordance with the terms of the extension, and by mutual agreement, $70 million of the original revolving credit facilities were not extended and will mature upon the original maturity date of June 2022 and June 2023, respectively. The revolving syndicated credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.
◦During 2021, the $1,000 million non-revolving term credit facility originally due February 2022, was extended to February 2023. Additionally in 2021, the facility was fully repaid and amended to allow for a re-draw of the full $1,000 million until March 31, 2022.
◦During 2021, the Company repaid $1,500 million of the $2,650 million non-revolving term credit facility due February 2023, reducing the outstanding balance to $1,150 million.
◦During 2019, the Company entered into a $3,250 million non-revolving term credit facility with an original maturity of June 2022, to finance the acquisition of assets from Devon. During 2021, the outstanding balance of $3,088 million was repaid and the facility was cancelled.

Canadian Natural Resources Limited	29	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
◦During 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
◦During 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
◦During 2021, the Company repaid US$500 million of 3.45% debt securities.
◦Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, SOFR, US base rate or Canadian prime rate.
◦The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
As at December 31, 2021, the Company had undrawn bank credit facilities of $6,098 million. Including cash and cash equivalents and short-term investments, the Company had approximately $7,151 million in liquidity. Additionally, the Company had in place fully drawn term credit facilities of $1,150 million. The Company also has certain other dedicated credit facilities supporting letters of credit.
As at December 31, 2021, the Company had total US dollar denominated debt with a carrying amount of $11,581 million (US $9,151 million), before transaction costs and original issue discounts. This included $1,836 million (US$1,451 million) hedged by way of a cross currency swap (US$550 million) and foreign currency forwards (US$901 million). The fixed repayment amount of these hedging instruments is $1,805 million, resulting in a notional reduction of the carrying amount of the Company’s US dollar denominated debt by approximately $31 million to $11,550 million as at December 31, 2021.
Net long-term debt was $13,950 million at December 31, 2021, resulting in a debt to book capitalization ratio of 27% (December 31, 2020 – 40%, December 31, 2019 – 37%); this ratio is within the 25% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flows from operating activities are greater than current investment activities. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Further details related to the Company’s long-term debt at December 31, 2021 are discussed in note 11 to the Company’s audited consolidated financial statements.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at December 31, 2021, the Company was in compliance with this covenant.
The Company periodically utilizes commodity derivative financial instruments under its commodity hedge policy to reduce the risk of volatility in commodity prices and to support the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. Further details related to the Company’s commodity derivative financial instruments outstanding at December 31, 2021 are discussed in note 19 to the Company’s audited consolidated financial statements.
As at December 31, 2021, the maturity dates of long-term debt and other long-term liabilities and related interest payments were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Long-term debt (1)	$1,000	$2,906	$3,251	$7,624
Other long-term liabilities (2)	$282	$181	$430	$824
Interest and other financing expense (3)	$650	$583	$1,503	$3,971
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $185 million; one to less than two years, $149 million; two to less than five years, $426 million; and thereafter, $824 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at December 31, 2021.

Canadian Natural Resources Limited	30	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
SHARE CAPITAL
As at December 31, 2021, there were 1,168,369,000 common shares outstanding (December 31, 2020 – 1,183,866,000 common shares) and 38,327,000 stock options outstanding. As at March 1, 2022, the Company had 1,163,204,000 common shares outstanding and 37,112,000 stock options outstanding.
On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share, beginning with the dividend payable on April 5, 2022. On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share, from $0.47 per common share. On March 3, 2021, the Board of Directors approved an 11% increase in the quarterly dividend to $0.47 per common share, from $0.425 per common share. On March 4, 2020, the Board of Directors approved a 13% increase in the quarterly dividend to $0.425 per common share, from $0.375 per common share. On March 6, 2019, the Board of Directors approved a 12% increase in the quarterly dividend to $0.375 per common share, from $0.335 per common share. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 9, 2021, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the TSX, alternative Canadian trading platforms, and the NYSE, up to 59,278,474 common shares, over a 12-month period commencing March 11, 2021 and ending March 10, 2022.
During 2021, the Company purchased 33,644,400 common shares at a weighted average price of $46.98 per common share for a total cost of $1,581 million. Retained earnings were reduced by $1,297 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2021, the Company purchased 10,500,000 common shares at a weighted average price of $64.79 per common share for a total cost of $680 million.
On March 2, 2022, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of a Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
Commitments and Contingencies
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2021:

($ millions)	2022	2023	2024	2025	2026	Thereafter
Product transportation and processing (1) (2)	$967	$1,107	$914	$870	$816	$10,028
North West Redwater Partnership service toll (3)	$122	$123	$121	$119	$97	$3,671
Offshore vessels and equipment	$62	$—	$—	$—	$—	$—
Field equipment and power	$25	$21	$21	$21	$21	$225
Other	$37	$27	$22	$20	$15	$—
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2)The acquisition of Storm in 2021 and Painted Pony in 2020 included approximately $298 million and $2,400 million of product transportation and processing commitments, respectively.
(3)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,486 million of interest payable over the 40-year tolling period, ending in 2058.
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

Canadian Natural Resources Limited	31	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Reserves
For the years ended December 31, 2021 and 2020, the Company retained Independent Qualified Reserves Evaluators to evaluate and review all of the Company’s total proved and total proved plus probable reserves. The evaluation and review was conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") requirements.
The following are reconciliation tables of the company gross total proved and total proved plus probable reserves using forecast prices and costs as at the effective date of December 31, 2021:

Total Proved	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2020	315	177	265	2,483	6,962	9,465	326	12,106
Discoveries	—	—	—	—	—	—	—	—
Extensions	1	7	—	119	—	598	15	243
Infill Drilling	3	4	—	—	—	170	13	47
Improved Recovery	—	—	1	19	—	3	—	21
Acquisitions	—	—	—	—	—	1,715	59	345
Dispositions	—	—	—	—	—	(1)	—	—
Economic Factors	14	13	22	—	—	309	10	110
Technical Revisions	(5)	(9)	2	105	199	528	13	392
Production	(28)	(23)	(20)	(95)	(164)	(619)	(18)	(451)
December 31, 2021 (1)	300	169	270	2,631	6,998	12,168	418	12,813

Total Proved Plus Probable	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2020	463	260	395	4,157	7,496	15,922	500	15,925
Discoveries	—	—	—	—	—	—	—	—
Extensions	2	10	—	158	—	1,004	30	368
Infill Drilling	4	6	—	—	—	687	21	146
Improved Recovery	—	—	2	23	—	4	—	26
Acquisitions	—	—	—	—	—	2,979	100	596
Dispositions	—	—	—	—	—	(1)	—	—
Economic Factors	18	18	7	2	—	368	11	116
Technical Revisions	(34)	(22)	5	91	202	(94)	(1)	224
Production	(28)	(23)	(20)	(95)	(164)	(619)	(18)	(451)
December 31, 2021 (1)	424	249	388	4,337	7,535	20,249	643	16,950
(1) Information in the reserves data tables may not add due to rounding. BOE values as presented may not calculate due to rounding.
At December 31, 2021, the total proved crude oil, bitumen (thermal oil) and NGLs reserves were 10,785 MMbbl, and total proved plus probable crude oil, bitumen (thermal oil) and NGLs reserves were 13,576 MMbbl. Total proved reserves additions and revisions replaced 174% of 2021 production. Additions to total proved reserves resulting from exploration and development activities, acquisitions, dispositions and future offset additions amounted to 241 MMbbl, and additions to total proved plus probable reserves amounted to 357 MMbbl. Net positive revisions amounted to 363 MMbbl for total proved reserves and 295 MMbbl for total proved plus probable reserves, primarily due to technical revisions.
At December 31, 2021, the total proved natural gas reserves were 12,168 Bcf, and total proved plus probable natural gas reserves were 20,249 Bcf. Total proved reserves additions and revisions replaced 537% of 2021 production. Additions to total proved reserves resulting from exploration and development activities, acquisitions, dispositions and future offset additions amounted to 2,485 Bcf, and additions to total proved plus probable reserves amounted to 4,673 Bcf. Net positive revisions amounted to 837 Bcf for total proved reserves, primarily due to technical revisions and economic factors. Net positive revisions amounted to 273 Bcf for total proved plus probable reserves, primarily due to economic factors.
The Reserves Committee of the Company’s Board of Directors has met with and carried out independent due diligence procedures with each of the Company’s Independent Qualified Reserves Evaluators to review the qualifications of and

Canadian Natural Resources Limited	32	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
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
•Future legislative and regulatory developments related to environmental regulation, including but not limited to GHG compliance costs and reduction targets;
•The timing and pace of change to a low carbon economy is uncertain and the ability to access insurance and capital may be adversely affected in the event that financial institutions, investors, insurers, rating agencies and/or lenders adopt more restrictive decarbonisation policies;
•Potential actions of governments, regulatory authorities and other stakeholders that may result in costs or restrictions in the jurisdictions where the Company has operations, including but not limited to restrictions on production and the certainty and timelines for regulatory processes;
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
•Epidemics or pandemics, such as COVID-19, have the potential to disrupt the Company’s operations, projects and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in the local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on the extent and severity of a potential outbreak and the areas or operations impacted. Depending on the severity, a large scale epidemic or pandemic could impact international demand for commodities and have a corresponding impact on the prices realized by the Company, which could have a material adverse effect on the Company's financial condition;
•The ability to secure adequate transportation for products, which could be affected by pipeline constraints, the construction by third parties of new or expansion of existing pipeline capacity and other factors;

Canadian Natural Resources Limited	33	2021 - Management's Discussion and Analysis

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
For additional details regarding the Company’s risks and uncertainties, refer to the Company’s AIF for the year ended December 31, 2021.
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

Canadian Natural Resources Limited	34	2021 - Management's Discussion and Analysis

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
•Effective reclamation and decommissioning programs across the Company’s operations, returning sites to their former state. In North America, well abandonment and progressive reclamation of large contiguous areas of land provides the foundation for the enhancement of biodiversity and functional wildlife habitats. In the Company's International operations, decommissioning activities were completed at Murchison and were advanced at Banff, Kyle, and Ninian North;
•Tailings management in Oil Sands Mining to minimize fine tailings and promote progressive reclamation;
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
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 4.0% (2020 – 3.7%; 2019 – 3.8%). For 2021, the Company’s capital expenditures included $307 million for abandonment expenditures ($232 million – abandonment expenditures, net) (2020 – $249 million; 2019 – $296 million). Refer to the “Non-GAAP and Other Financial Measures” section of this MD&A for further details on abandonments expenditures, net. The Company’s estimated discounted ARO at December 31, 2021 was as follows:

($ millions)	2021	2020
Exploration and Production
North America	$4,021	$2,899
North Sea	821	787
Offshore Africa	170	174
Oil Sands Mining and Upgrading	1,793	1,999
Midstream and Refining	1	2
	$6,806	$5,861
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
In 2021, the Alberta Energy Regulator announced a new Liability Management Framework, enforcing mandatory targets for companies for the closure of inactive wells and facilities. These targets became effective January 1, 2022. The Company has updated its forecasts of future expenditures to settle its ARO liability based on the set and forecasted annual targets. As a result, the Company’s ARO liability as at December 31, 2021 has increased on an inflated and discounted basis due to earlier forecasted expenditures to settle liabilities associated with the closure of inactive well and facilities located in Alberta.

Canadian Natural Resources Limited	35	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
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
The Company is participating in the Oil Sands Pathways to Net Zero initiative, an alliance of oil sands producers working collectively with federal and provincial governments, to achieve net zero GHG emissions from oil sands operations by 2050 to help Canada meet its climate goals, including its Paris Agreement commitments and 2050 net zero aspirations.
The Company, through industry associations, is working with Canadian legislators and regulators as they develop and implement new GHG emission laws and regulations to support emissions reductions and properly reflect a balanced approach to sustainable development. Internally, the Company is pursuing an integrated emissions reduction strategy, to ensure that it is able to comply with existing and future emissions reduction requirements, for both GHGs and air pollutants (such as sulphur dioxide and oxides of nitrogen). The Company continues to develop strategies that will enable it to deal with the risks and opportunities associated with new GHG and air emissions policies. In addition, the Company is working with relevant parties to ensure that new policies encourage technological innovation, energy efficiency, and targeted research and development while not impacting competitiveness.
Governments in jurisdictions in which the Company operates have developed or are developing GHG regulations as part of their national and international climate change commitments. The Company uses existing GHG regulations to determine the impact of compliance costs on current and future projects. The Company monitors the development of GHG regulations on an ongoing basis in the jurisdictions in which it operates to assess the impact of future regulatory developments on the Company's operations and planned projects. In Canada, the federal government has ratified the Paris climate change agreement, with a commitment to reduce GHG emissions by 40 - 45% from 2005 levels by 2030. The Canadian government has also committed to cap and cut emissions from the oil and gas sector, with further details to be developed in 2022. Canada has also committed to reduce methane emissions from the upstream oil and natural gas sector by 40 - 45% by 2025, and by 75% by 2030, as compared to 2012 levels for both the 2025 and 2030 targets. In December 2020, the federal government announced its intention to increase the carbon price to $170/tonne in 2030. The federal government is also developing: (i) a comprehensive management system for air pollutants and has released regulations pertaining to certain boilers, heaters and compressor engines operated by the Company; and (ii) a Clean Fuel Standard, which may affect production and consumption of fuels in Canada. Draft regulations under the Clean Fuel Standard were released in 2020 and are planned to take effect in December 2022. Aspects of the Clean Fuel Standard could potentially increase the cost of liquid fuels consumed in the Company's operations while also providing a potential mechanism to generate offset credits. The final version of the Clean Fuel regulations are expected to be published in 2022.
Carbon pricing regulatory systems in all provinces are subject to annual review by the federal government to assess the adequacy of the provincial systems against the federal Greenhouse Gas Pollution Pricing Act. Such future reviews may affect the carbon price and/or the stringency of provincial systems.
Effective January 1, 2020, the GHG regulation (the Carbon Competitiveness Incentive Regulation) was replaced with the Technology Innovation and Emissions Reduction Regulation ("TIER"). The coverage of TIER has expanded to include all of the Company's assets in Alberta (as an alternative to the federal fuel charge). The carbon price in Alberta was $40/tonne for emissions above the TIER-regulated limits in 2021 and is $50/tonne in 2022, in alignment with the federal carbon pricing schedule. Facilities with emissions in previous years above 100,000 tonnes of CO2e/year, or that have voluntarily opted into TIER are required to comply with the regulation. The non-operated Scotford Upgrader and the North West Redwater bitumen upgrader and refinery are also subject to compliance under the regulations.
In British Columbia, carbon tax is currently being assessed at $45/tonne of CO2e on fuel consumed and gas flared and vented in the province. In February 2021, the British Columbia government announced that the carbon tax rate would increase to $50/tonne effective April 1, 2022. The British Columbia government has implemented a program (the CleanBC Plan) to partially mitigate the impact of the carbon tax increases on emissions intensive trade exposed (EITE) sectors.
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

Canadian Natural Resources Limited	36	2021 - Management's Discussion and Analysis

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
In the UK, GHG regulations have been in effect since 2005. In Phase 1 (2005 - 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation. In Phase 2 (2008 - 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions. In Phase 3 (2013 - 2020) the Company’s CO2 allocation was further reduced. Following the UK's withdrawal from the European Union ("EU") on January 31, 2020, a new UK Emissions Trading Scheme ("ETS") was launched on January 1, 2021. The new scheme is currently aligned with the EU ETS rules and applies to energy intensive industries, the power generation sector and aviation. The Company continues to focus on implementing CO2 emission reduction program opportunities at its facilities and on trading mechanisms to ensure compliance with requirements now in effect.
Accounting Policies and Standards
REGULATORY DEVELOPMENTS
On May 27, 2021, the Canadian Securities Administrators ("CSA") announced the adoption of NI 52-112 and related amendments. This National Instrument replaces the previous CSA staff notice on Non-GAAP Measures. NI 52-112 governs how entities present non-GAAP and other financial measures and ratios. The requirements apply to the Company's MD&A and certain other disclosure documents for the year ended December 31, 2021.
CHANGES IN ACCOUNTING POLICIES
In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2) in response to the Financial Stability Board's mandated reforms to IBORs, with financial regulators proposing that current IBOR benchmark rates be replaced by a number of new local currency denominated alternative benchmark rates. The Company adopted the amendments on January 1, 2021. Adoption of these amendments did not have a significant impact on the Company's financial statements.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. In 2021, COVID-19 continued to have an impact on the global economy, including the oil and gas industry. Business conditions in 2021 continued to reflect the market uncertainty associated with COVID-19. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions, and judgements in the preparation of the audited consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Actual results may differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in this MD&A and the audited consolidated financial statements for the year ended December 31, 2021.
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

Canadian Natural Resources Limited	37	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
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
B) Crude Oil and Natural Gas Reserves
Reserves estimates are based on engineering data, estimated future prices and production costs, expected future rates of production, and the timing and amount of future development expenditures, all of which are subject to many uncertainties, interpretations and judgements, including the potential impact of climate related matters and in accordance with related government regulations. The Company expects that, over time, its reserves estimates will be revised upward or downward based on updated information. Reserves estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion, depreciation and amortization and for determining potential asset impairment. For example, a revision to the proved reserves estimates would result in a higher or lower depletion, depreciation and amortization charge to net earnings. Downward revisions to reserves estimates may also result in an impairment of E&E and property, plant and equipment carrying amounts.
C) Asset Retirement Obligations
The Company is required to recognize a liability for ARO associated with its property, plant and equipment. An ARO liability associated with the retirement of a tangible long-lived asset is recognized to the extent of a legal obligation resulting from an existing or enacted law, statute, ordinance or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. The ARO is based on estimated costs, taking into account the anticipated method and extent of restoration consistent with legal requirements, technological advances and the possible use of the site. Since these estimates are specific to the sites involved, there are many individual assumptions underlying the Company’s total ARO amount, including the potential impact of climate related matters and in accordance with related government regulations. These individual assumptions may be subject to change.
The estimated present values of ARO related to long-term assets are recognized as a liability in the period in which they are incurred. The provision for the ARO is estimated by discounting the expected future cash flows to settle the ARO at the Company’s weighted average credit-adjusted risk-free interest rate, which is currently 4.0%. Subsequent to initial measurement, the ARO is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense whereas changes in discount rates or estimated future cash flows are capitalized to or derecognized from property, plant and equipment. Changes in estimates would impact accretion and depletion expense in net earnings. In addition, differences between actual and estimated costs to settle the ARO, timing of cash flows to settle the obligation and future inflation rates may result in gains or losses on the final settlement of the ARO.

Canadian Natural Resources Limited	38	2021 - Management's Discussion and Analysis

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
I) Government Grants
The Company receives or is eligible for government grants, including emissions credits and grants introduced in response to the impact of COVID-19. Government grants are recognized in net earnings when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. Emissions performance and offset credits generated under the Alberta TIER regulation are initially recorded at fair value as determined by the prescribed Alberta TIER fund compliance rates in effect at the time the credits are recognized.

Canadian Natural Resources Limited	39	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Control Environment
The Company’s management, including the President and the Chief Financial Officer and Vice-President, Finance and Principal Accounting Officer, evaluated the effectiveness of disclosure controls and procedures as at December 31, 2021, and concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its annual filings and other reports filed with securities regulatory authorities in Canada and the United States is recorded, processed, summarized and reported within the time periods specified and such information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosures.
The Company’s management, including the President and the Chief Financial Officer and Vice-President, Finance and Principal Accounting Officer, also evaluated the effectiveness of internal control over financial reporting as at December 31, 2021, and concluded that internal control over financial reporting is effective. Further, there were no changes in the Company’s internal control over financial reporting during 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
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

Canadian Natural Resources Limited	40	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
Non-GAAP and Other Financial Measures
This MD&A includes references to non-GAAP and other financial measures as defined in NI 52-112. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's audited consolidated financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below.
ADJUSTED NET EARNINGS (LOSS) FROM OPERATIONS
Adjusted net earnings (loss) from operations is a non-GAAP financial measure that adjusts net earnings (loss) as presented in the Company's consolidated Statements of Earnings (Loss), for non-operating items (after-tax). The Company considers adjusted net earnings (loss) from operations a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate after-tax operating earnings from its core business areas. A reconciliation for adjusted net earnings (loss) from operations is presented below.

($ millions)	2021	2020	2019
Net earnings (loss)	$7,664	$(435)	$5,416
Share-based compensation, net of tax (1)	495	(86)	210
Unrealized risk management loss (gain), net of tax (2)	16	(31)	14
Unrealized foreign exchange gain, net of tax (3)	(205)	(116)	(548)
Realized foreign exchange loss (gain), net of tax (4)	118	(166)	—
Gain on acquisitions, net of tax (5)	(478)	(217)	—
(Gain) loss from investments, net of tax (6)	(132)	185	321
Other, net of tax (7)	(58)	110	—
Effect of statutory tax rate and other legislative changes on deferred income tax liabilities (8)	—	—	(1,618)
Non-operating items (after-tax)	(244)	(321)	(1,621)
Adjusted net earnings (loss) from operations	$7,420	$(756)	$3,795
(1)Share-based compensation includes costs incurred under the Company's Stock Option Plan and PSU plan. The fair value of the share-based compensation is recognized as a liability on the Company’s balance sheets and periodic changes in the fair value are recognized in net earnings (loss). Pre-tax share-based compensation for 2021 was an expense of $514 million (2020 – $82 million recovery; 2019 – $223 million expense).
(2)Derivative financial instruments are recognized at fair value on the Company’s balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings (loss). The amounts ultimately realized may be materially different than those amounts reflected in the Company's audited consolidated financial statements due to changes in prices of the underlying items hedged, primarily natural gas and foreign exchange. Pre-tax unrealized risk management loss for 2021 was $19 million (2020 – $39 million gain; 2019 – $13 million loss).
(3)Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, partially offset by the impact of cross currency swaps, and are recognized in net earnings (loss). Pre- and after-tax amounts for these unrealized foreign exchange gains are the same.
(4)During 2021, the Company repaid US$500 million of 3.45% debt securities, resulting in a pre- and after-tax foreign exchange loss of $118 million. During 2020, the Company settled the US$500 million cross currency swaps designated as cash flow hedges of the US$500 million 3.45% US dollar debt securities due November 2021. The Company realized cash proceeds of $166 million on settlement. There was net zero tax impact on the settlement.
(5)During 2021, the Company completed two acquisitions resulting in a pre- and after-tax gain of $478 million. During 2020, the Company recognized a pre- and after-tax gain of $217 million related to the acquisition of Painted Pony.
(6)The Company’s investments in PrairieSky and IPL have been accounted for at fair value through profit and loss and are measured each period with (gains) losses recognized in net earnings (loss). There is net zero tax impact on these (gains) losses from investment.
(7)During 2021, the Company recognized the impact of government grant income under the provincial well-site rehabilitation programs of $75 million ($58 million after-tax). During 2020, the Company recognized a provision in transportation, blending and feedstock expense of $143 million ($110 million after-tax) relating to the Keystone XL pipeline project.
(8)All substantively enacted adjustments in applicable income tax rates and other legislative changes are applied to the underlying assets and liabilities on the Company's balance sheets in determining deferred income tax assets and liabilities. The impact of these tax rate and other legislative changes is recognized in net earnings (loss) during the period the legislation is substantively enacted. During 2019, the Company's deferred corporate income tax liability decreased by $1,618 million, refer to "Income Taxes" section of this MD&A.

Canadian Natural Resources Limited	41	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
ADJUSTED FUNDS FLOW
Adjusted funds flow is a non-GAAP financial measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures excluding the impact of government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets. The Company considers adjusted funds flow a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. A reconciliation for adjusted funds flow, from cash flows from operating activities is presented below.

($ millions)	2021	2020	2019
Cash flows from operating activities	$14,478	$4,714	$8,829
Net change in non-cash working capital	(964)	166	1,033
Abandonment expenditures, net (1)	232	249	296
Movements in other long-term assets (2)	(13)	71	109
Adjusted funds flow	$13,733	$5,200	$10,267
(1)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section below.
(2)Includes the unamortized cost of the share bonus program, accrued interest on subordinated debt advances to NWRP and prepaid cost of service tolls.
ADJUSTED NET EARNINGS (LOSS) FROM OPERATIONS AND ADJUSTED FUNDS FLOW, PER SHARE (BASIC AND DILUTED)
Adjusted net earnings (loss) from operations and adjusted funds flow, per share (basic and diluted), are non-GAAP ratios that represent those non-GAAP measures divided by the weighted average number of basic and diluted common shares outstanding for the period, respectively, as presented in note 17 to the Company's audited consolidated financial statements.
ABANDONMENT EXPENDITURES, NET
Abandonment expenditures, net, is a non-GAAP financial measure that represents the abandonment expenditures to settle asset retirement obligations as reflected in the Company's annual capital budget. Abandonment expenditures, net is calculated as abandonment expenditures, as presented in the Company's audited consolidated Statements of Cash Flows, adjusted for the impact of government grant income under the provincial well-site rehabilitation programs. A reconciliation of abandonment expenditures, net is presented below.

($ millions)	2021	2020	2019
Abandonment expenditures	$307	$249	$296
Government grants for abandonment expenditures	(75)	—	—
Abandonment expenditures, net	$232	$249	$296

Canadian Natural Resources Limited	42	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
NETBACK
Netback is a non-GAAP ratio that represents net cash flows provided from core activities after the impact of all costs associated with bringing a product to market, on a per unit basis. The Company considers netback a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. Refer to the "Operating Highlights – Exploration and Production", "Per Unit Results – Exploration and Production", and "Per Unit Results – Oil Sands Mining and Upgrading" sections of this MD&A for the netback calculations on a per unit basis for crude oil and NGLs, natural gas and on a total barrels of oil equivalent basis.
The netback calculations include the non-GAAP financial measures: realized price and transportation, reconciled below to their respective line item in note 22 to the Company's audited consolidated financial statements.
REALIZED PRICE ($/BBL AND $/BOE) – EXPLORATION AND PRODUCTION
Realized price ($/bbl and $/BOE) is a non-GAAP ratio calculated as realized crude oil and NGLs sales and total realized BOE sales (non-GAAP financial measures) divided by respective sales volumes. Realized crude oil and NGLs sales and total realized BOE sales include the impact of blending costs and other by-product sales. The Company considers realized price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit the Company obtained on the market for its crude oil and NGLs sales volumes and BOE sales volumes.
Reconciliations for Exploration and Production realized crude oil and NGLs sales and BOE sales and the calculations for realized price are presented below.

($ millions, except bbl/d and $/bbl)	Q1	Q2	Q3	Q4	2021	2020	2019
Crude oil and NGLs (bbl/d)
North America	477,768	468,265	448,948	490,448	471,331	465,073	400,853
North Sea	29,566	8,939	16,028	21,360	18,942	22,852	27,171
Offshore Africa	10,843	17,932	19,402	5,624	13,452	17,017	21,056
Sales volumes	518,177	495,136	484,378	517,432	503,725	504,942	449,080

Crude oil and NGLs sales (1) (2)	$3,373	$3,655	$3,810	$4,667	$15,505	$8,215	$11,183
Less: Blending costs (3)	916	897	777	1,202	3,792	2,321	2,155
Realized crude oil and NGLs sales	$2,457	$2,758	$3,033	$3,465	$11,713	$5,894	$9,028
Realized price ($/bbl)	$52.68	$61.20	$68.06	$72.81	$63.71	$31.90	$55.08
(1)Crude oil and NGLs sales in note 22 to the Company's audited consolidated financial statements.
(2)Includes other miscellaneous income in the segment.
(3)Blending costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

($ millions, except BOE/d and $/BOE)	Q1	Q2	Q3	Q4	2021	2020	2019
Barrels of oil equivalent (BOE/d)
North America	741,904	733,874	731,962	797,185	751,330	706,799	641,327
North Sea	30,180	9,624	16,427	21,940	19,512	24,805	31,167
Offshore Africa	12,444	20,659	20,652	7,781	15,385	19,517	25,151
Sales volumes	784,528	764,157	769,041	826,906	786,227	751,121	697,645

Barrels of oil equivalent sales (1) (2)	$3,865	$4,119	$4,460	$5,581	$18,025	$9,511	$12,457
Less: Blending costs (3)	916	897	777	1,202	3,792	2,321	2,155
Less: Sulphur (income) expense	(2)	(4)	(3)	(12)	(21)	4	(12)
Realized barrels of oil equivalent sales	$2,951	$3,226	$3,686	$4,391	$14,254	$7,186	$10,314
Realized price ($/BOE)	$41.80	$46.40	$52.09	$57.72	$49.67	$26.15	$40.50
(1)Barrels of oil equivalent sales includes crude oil and NGLs sales and natural gas sales in note 22 to the Company's audited consolidated financial statements.
(2)Includes other miscellaneous income in the segment.
(3)Blending costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

Canadian Natural Resources Limited	43	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
TRANSPORTATION – EXPLORATION AND PRODUCTION
Transportation ($/BOE, $/bbl and $/Mcf) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by the respective sales volumes. The Company calculates transportation to demonstrate its cost to deliver products to the market excluding the impact of blending costs. A reconciliation for Exploration and Production transportation and the calculations for transportation are presented below.

($ millions, except $ per unit amounts)	Q1	Q2	Q3	Q4	2021	2020	2019
Transportation, blending and feedstock (1)	$1,148	$1,146	$1,025	$1,461	$4,780	$3,409	$2,956
Less: Blending costs	916	897	777	1,202	3,792	2,321	2,155
Less: Other (2)	—	—	—	—	—	143	—
Transportation	$232	$249	$248	$259	$988	$945	$801
Transportation ($/BOE)	$3.29	$3.58	$3.50	$3.40	$3.44	$3.44	$3.14

Amounts attributed to crude oil and NGLs	$166	$179	$178	$187	$710	$711	$571
Transportation ($/bbl)	$3.56	$3.98	$4.00	$3.93	$3.86	$3.85	$3.48
Amounts attributed to natural gas	$66	$70	$70	$72	$278	$234	$230
Transportation ($/Mcf)	$0.46	$0.48	$0.44	$0.42	$0.45	$0.43	$0.42
(1)Transportation, blending and feedstock in note 22 to the Company's audited consolidated financial statements.
(2)Transportation excludes the impact of a $143 million provision recognized in 2020, relating to the Keystone XL pipeline project.
NORTH AMERICA – REALIZED PRODUCT PRICES AND ROYALTIES
Realized crude oil and NGLs price ($/bbl) is a non-GAAP ratio calculated as realized crude oil and NGLs sales (non-GAAP financial measure) divided by sales volumes. Realized crude oil and NGLs sales include the impact of blending costs. The Company considers the realized crude oil and NGLs price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its crude oil and NGLs sales volumes.
Crude oil and NGLs royalty rate is a non-GAAP ratio that is calculated as crude oil and NGLs royalties divided by realized crude oil and NGLs sales. The Company considers crude oil and NGLs royalty rate a key measure in evaluating its performance, as it describes the Company’s royalties for crude oil and NGLs sales volumes on a per unit basis.
A reconciliation for North America realized crude oil and NGLs sales and the calculations for realized crude oil and NGLs prices and the royalty rates are presented below.

($ millions, except $/bbl and royalty rates)	2021	2020	2019
Crude oil and NGLs sales (1)	$14,478	$7,480	$9,679
Less: Blending costs (2)	3,792	2,321	2,155
Realized crude oil and NGLs sales	$10,686	$5,159	$7,524
Realized crude oil and NGLs prices ($/bbl)	$62.10	$30.31	$51.43

Crude oil and NGLs royalties (3)	$1,558	$464	$959
Crude oil and NGLs royalty rates	15%	9%	13%
(1)Crude oil and NGLs sales in note 22 to the Company's audited consolidated financial statements.
(2)Blending costs are a component of transportation, blending and feedstock expense as reconciled above in the "Transportation – Exploration and Production" section.
(3)Item is a component of royalties in note 22 to the Company's audited consolidated financial statements.

Canadian Natural Resources Limited	44	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
REALIZED PRODUCT PRICES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING
Realized SCO sales price ($/bbl) is a non-GAAP ratio calculated as realized SCO sales (non-GAAP financial measure) including the impact of blending and feedstock costs, divided by SCO sales volumes. The Company considers realized SCO sales price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its SCO sales volumes.
Transportation ($/bbl) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by SCO sales volumes. The Company calculates transportation to demonstrate its cost to deliver product to the market excluding the impact of blending and feedstock costs.
Reconciliations for Oil Sands Mining and Upgrading realized SCO sales and transportation and the calculations for realized SCO sales price and transportation are presented below.

($ millions, except for bbl/d and $/bbl)	Q1	Q2	Q3	Q4	2021	2020	2019
SCO sales volumes (bbl/d)	469,953	366,843	467,772	483,972	447,230	415,741	397,735

Crude oil and NGLs sales (1) (2)	$2,983	$2,794	$3,848	$4,408	$14,033	$7,389	$11,307
Less: Blending and feedstock costs	251	251	339	468	1,309	695	1,119
Realized SCO sales	$2,732	$2,543	$3,509	$3,940	$12,724	$6,694	$10,188
Realized SCO sales price ($/bbl)	$64.60	$76.19	$81.54	$88.48	$77.95	$43.98	$70.18

Transportation, blending and feedstock (3)	$297	$294	$387	$527	$1,505	$881	$1,306
Less: Blending and feedstock costs	251	251	339	468	1,309	695	1,119
Transportation	$46	$43	$48	$59	$196	$186	$187
Transportation ($/bbl)	$1.10	$1.26	$1.14	$1.33	$1.21	$1.23	$1.29
(1)Crude oil and NGLs sales in note 22 to the Company's audited consolidated financial statements.
(2)Excludes other miscellaneous income not pertaining to crude oil and NGLs sales.
(3)Transportation, blending and feedstock in note 22 to the Company's audited consolidated financial statements.
NET CAPITAL EXPENDITURES
Net capital expenditures is a non-GAAP financial measure that represents cash flows used in investing activities as presented in the Company's audited consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, proceeds from investment, the repayment of NWRP subordinated debt advances, abandonment expenditures including the impact of government grant income under the provincial well-site rehabilitation programs, and the settlement of long-term debt assumed in acquisitions. The Company considers net capital expenditures a key measure in evaluating its performance, as it provides an understanding of the Company’s capital spending activities in comparison to the Company’s annual capital budget. A reconciliation of net capital expenditures is presented below.

($ millions)	2021	2020	2019
Cash flows used in investing activities	$3,703	$2,819	$7,255
Net change in non-cash working capital (1)	107	(383)	(430)
Proceeds from investment	128	—	—
Repayment of NWRP subordinated debt advances	555	124	—
Capital expenditures	4,493	2,560	6,825
Abandonment expenditures, net (2)	232	249	296
Settlement of long-term debt acquired (3)	183	397	—
Net capital expenditures	$4,908	$3,206	$7,121
(1)Includes net working capital and other long-term assets of $195 million related to the acquisition of assets from Devon in 2019.
(2)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section above.
(3)Relates to the settlement of long-term debt assumed in the acquisition of Storm in 2021 and Painted Pony in 2020.

Canadian Natural Resources Limited	45	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
LIQUIDITY
Liquidity is a non-GAAP financial measure that represents the availability of readily available undrawn bank credit facilities, cash and cash equivalents, and other highly liquid assets to meet short-term funding requirements and to assist in assessing the Company's financial position. The following is the Company’s calculation of liquidity:

($ millions)	2021	2020	2019
Undrawn bank credit facilities	$6,098	$4,958	$4,737
Cash and cash equivalents	744	184	139
Investments	309	305	490
Liquidity	$7,151	$5,447	$5,366
LONG-TERM DEBT, NET
Long-term debt, net, is a capital management measure that represents long-term debt less cash and cash equivalents, as disclosed in note 16 to the Company's audited consolidated financial statements.
DEBT TO BOOK CAPITALIZATION
Debt to book capitalization is a capital management measure intended to enable financial statement users to evaluate the Company's capital structure, as disclosed in note 16 to the Company's audited consolidated financial statements.
AFTER-TAX RETURN ON AVERAGE CAPITAL EMPLOYED
After-tax return on average capital employed as defined by the Company is a non-GAAP ratio. The ratio is calculated as net earnings (loss) plus after-tax interest and other financing expense for the twelve month trailing period; as a percentage of average capital employed (defined as current and long-term debt plus shareholders' equity) for the twelve month trailing period. The Company considers this ratio a key measure in evaluating the Company’s ability to generate profit and the efficiency with which it employs capital. A reconciliation of the Company's after-tax return on average capital employed is presented below.

($ millions, except ratios)	2021	2020	2019
Interest adjusted after-tax return:
Net earnings (loss), 12 months trailing	$7,664	$(435)	$5,416
Interest and other financing expense, net of tax, 12 months trailing (1)	547	571	612
Interest adjusted after-tax return	$8,211	$136	$6,028

12 months average current portion long-term debt (2)	$1,483	$1,842	$2,640
12 months average long-term debt (2)	16,769	20,162	19,078
12 months average common shareholders' equity (2)	34,458	33,026	33,660
12 months average capital employed	$52,710	$55,030	$55,378

After-tax return on average capital employed	16%	—%	11%
(1)The blended tax rate on interest was 23% for December 31, 2021, 24% for December 31, 2020, and 27% for December 31, 2019.
(2)For the purpose of this non-GAAP ratio, the measurement of average current and long-term debt and common shareholders equity are determined on a consistent basis, as an average of the opening and quarterly period end values for the 12 month trailing period for each of the periods presented.

Canadian Natural Resources Limited	46	2021 - Management's Discussion and Analysis

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
2022 CAPITAL BUDGET
On January 11, 2022, the Company announced its 2022 base capital budget targeted at approximately $3,645 million. The budget also includes incremental strategic growth capital of approximately $700 million that targets to add future production and capacity in the Company's long life low decline thermal in situ and Oil Sands Mining and Upgrading assets.
The 2022 capital budget constitutes forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Other
SENSITIVITY ANALYSIS
The following table is indicative of the annualized sensitivities of cash flows from operating activities and net earnings due to changes in certain key variables. The analysis is based on business conditions and sales volumes during the fourth quarter of 2021, excluding mark-to-market gains (losses) on risk management activities and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.

	Cash flows from Operating Activities ($ millions)	Cash flows from Operating Activities (per common share, basic)	Net earnings (loss) ($ millions)	Net earnings (loss) (per common share, basic)
Price changes
Crude oil – WTI US$1.00/bbl
Excluding financial derivatives	$311	$0.26	$311	$0.26
Including financial derivatives	$310	$0.26	$310	$0.26
Natural gas – AECO C$0.10/Mcf
Excluding financial derivatives	$31	$0.03	$31	$0.03
Including financial derivatives	$27	$0.02	$27	$0.02
Volume changes
Crude oil – 10,000 bbl/d	$170	$0.14	$144	$0.12
Natural gas – 10 MMcf/d	$10	$0.01	$5	$—
Foreign currency rate change
$0.01 change in US$ (1)
Including financial derivatives	$268	$0.23	$142	$0.12
Interest rate change – 1%	$13	$0.01	$13	$0.01
(1)For details of financial instruments in place, refer to note 19 to the Company’s audited consolidated financial statements as at December 31, 2021.

Canadian Natural Resources Limited	47	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
DAILY PRODUCTION BY SEGMENT, BEFORE ROYALTIES

	Q1	Q2	Q3	Q4	2021	2020	2019
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	478,736	478,314	454,888	478,738	472,621	460,443	405,970
North America – Oil Sands Mining and Upgrading (1)	468,803	361,707	468,126	493,406	448,133	417,351	395,133
North Sea	19,959	16,458	16,294	17,860	17,633	23,142	27,919
Offshore Africa	11,854	16,239	13,531	14,421	14,017	17,022	21,371
Total	979,352	872,718	952,839	1,004,425	952,404	917,958	850,393
Natural gas (MMcf/d) (2)
North America	1,585	1,594	1,698	1,841	1,680	1,450	1,443
North Sea	4	4	2	3	3	12	24
Offshore Africa	9	16	8	13	12	15	24
Total	1,598	1,614	1,708	1,857	1,695	1,477	1,491
Barrels of oil equivalent (BOE/d)
North America – Exploration and Production	742,871	743,923	737,902	785,476	752,620	702,168	646,443
North America – Oil Sands Mining and Upgrading (1)	468,803	361,707	468,126	493,406	448,133	417,351	395,133
North Sea	20,574	17,143	16,694	18,441	18,203	25,095	31,915
Offshore Africa	13,455	18,966	14,781	16,577	15,950	19,522	25,466
Total	1,245,703	1,141,739	1,237,503	1,313,900	1,234,906	1,164,136	1,098,957
(1) SCO production before royalties excludes SCO consumed internally as diesel.
(2) Natural gas production volumes approximate sales volumes.

Canadian Natural Resources Limited	48	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
PER UNIT RESULTS – EXPLORATION AND PRODUCTION

	Q1	Q2	Q3	Q4	2021	2020	2019
Crude oil and NGLs ($/bbl) (1)
Realized price (2)	$52.68	$61.20	$68.06	$72.81	$63.71	$31.90	$55.08
Transportation (2)	3.56	3.98	4.00	3.93	3.86	3.85	3.48
Realized price, net of transportation (2)	49.12	57.22	64.06	68.88	59.85	28.05	51.60
Royalties (3)	5.69	8.50	9.46	10.67	8.59	2.59	6.08
Production expense (4)	14.56	13.75	14.78	15.70	14.71	12.42	13.81
Netback (2)	$28.87	$34.97	$39.82	$42.51	$36.55	$13.04	$31.71
Natural gas ($/Mcf) (1)
Realized price (5)	$3.42	$3.17	$4.13	$5.35	$4.07	$2.40	$2.34
Transportation (6)	0.46	0.48	0.44	0.42	0.45	0.43	0.42
Realized price, net of transportation	2.96	2.69	3.69	4.93	3.62	1.97	1.92
Royalties (3)	0.16	0.12	0.22	0.35	0.22	0.08	0.08
Production expense (4)	1.27	1.19	1.17	1.12	1.18	1.18	1.22
Netback (2)	$1.53	$1.38	$2.30	$3.46	$2.22	$0.71	$0.62
Barrels of oil equivalent ($/BOE) (1)
Realized price (2)	$41.80	$46.40	$52.09	$57.72	$49.67	$26.15	$40.50
Transportation (2)	3.29	3.58	3.50	3.40	3.44	3.44	3.14
Realized price, net of transportation (2)	38.51	42.82	48.59	54.32	46.23	22.71	37.36
Royalties (3)	4.10	5.77	6.45	7.48	5.98	1.89	4.09
Production expense (4)	12.20	11.42	11.91	12.33	11.98	10.67	11.49
Netback (2)	$22.21	$25.63	$30.23	$34.51	$28.27	$10.15	$21.78
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as royalties divided by respective sales volumes.
(4)Calculated as production expense divided by respective sales volumes.
(5)Calculated as natural gas sales divided by natural gas sales volumes.
(6)Calculated as natural gas transportation expense divided by natural gas sales volumes.

Canadian Natural Resources Limited	49	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
PER UNIT RESULTS – OIL SANDS MINING AND UPGRADING

	Q1	Q2	Q3	Q4	2021	2020	2019
Crude oil and NGLs ($/bbl) (1)
Realized SCO sales price (2)	$64.60	$76.19	$81.54	$88.48	$77.95	$43.98	$70.18
Bitumen royalties (3)	2.88	5.92	8.21	9.16	6.62	0.51	3.31
Transportation (2)	1.10	1.26	1.14	1.33	1.21	1.23	1.29
Production costs (4)	19.82	25.46	19.86	19.55	20.91	20.46	22.56
Netback (2)	$40.80	$43.55	$52.33	$58.44	$49.21	$21.78	$43.02
(1)For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as royalties divided by sales volumes.
(4)Calculated as production costs divided by sales volumes.
TRADING AND SHARE STATISTICS

	Q1	Q2	Q3	Q4	2021	2020
TSX – C$
Trading volume (thousands)	439,840	401,283	364,136	363,613	1,568,872	1,866,414
Share Price ($/share)
High	$41.05	$46.36	$46.99	$55.59	$55.59	$42.57
Low	$28.67	$36.23	$37.82	$46.06	$28.67	$9.80
Close	$38.85	$45.00	$46.31	$53.45	$53.45	$30.59
Market capitalization as at December 31 ($ millions)					$62,449	$36,214
Shares outstanding (thousands)					1,168,369	1,183,866
NYSE – US$
Trading volume (thousands)	243,664	177,553	188,674	185,714	795,605	1,058,121
Share Price ($/share)
High	$32.64	$38.10	$37.39	$44.33	$44.33	$32.79
Low	$22.40	$28.86	$29.53	$36.37	$22.40	$6.71
Close	$30.87	$36.28	$36.54	$42.25	$42.25	$24.05
Market capitalization as at December 31 ($ millions)					$49,364	$28,472
Shares outstanding (thousands)					1,168,369	1,183,866

Canadian Natural Resources Limited	50	2021 - Management's Discussion and Analysis

Principal Documents Exhibits
ADDITIONAL DISCLOSURE
CERTIFICATIONS
The required disclosure is included in Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
As of the end of the registrant’s fiscal year ended December 31, 2021, an evaluation of the effectiveness of Canadian Natural’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was carried out by Canadian Natural’s management with the participation of Canadian Natural’s principal executive officer and principal financial officer. Based upon the evaluation, Canadian Natural’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, Canadian Natural’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Canadian Natural’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The required disclosure is included in the “Management’s Assessment of Internal Control Over Financial Reporting” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2021, filed as part of this Annual Report on Form 40-F.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2021, filed as part of this Annual Report on Form 40-F.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended December 31, 2021, there were no changes in Canadian Natural’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Canadian Natural’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
None.
AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors of Canadian Natural has determined that Ms. C.M. Best, Mr. W.A. Gobert and Ms. D.L. Farrell each qualify as an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Ms. C.M. Best, Mr. W.A. Gobert and Ms. D.L. Farrell are, as are all members of the Audit Committee of the Board of Directors of Canadian Natural, “independent” as such term is defined in the rules of the New York Stock Exchange.
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

Canadian Natural Resources Limited	3	2021 - 40-F

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP (“PwC”), Calgary, Alberta, Canada (PCAOB ID 271), has been the auditor of Canadian Natural since 1973. The aggregate amounts billed by PwC for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, excluding expenses, are set forth below.
AUDIT FEES
The aggregate fees billed for each of the last two fiscal years of Canadian Natural ended December 31, 2021 and December 31, 2020, for professional services rendered by PwC for the audit of its internal controls and annual consolidated financial statements in connection with statutory and regulatory filings or engagements for those fiscal years, unaudited reviews of the first, second and third quarters of its interim consolidated financial statements and audits of certain of Canadian Natural’s subsidiary companies’ annual financial statements were $2,310,000 for 2021 and were $2,207,000 for 2020.
Audit-Related Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2021 and December 31, 2020, for audit-related services by PwC including pension assets and Crown Royalty Statements were $463,000 for 2021 and were $412,000 for 2020. Canadian Natural’s Audit Committee approved all of these audit-related services.
Tax Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2021 and December 31, 2020, for professional services rendered by PwC for tax services related to expatriate personal tax compliance and other corporate tax return matters were $305,000 for 2021 and were $258,000 for 2020. Canadian Natural’s Audit Committee approved all of these tax-related services.
All Other Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2021 and December 31, 2020 for other services were $17,000 for 2021 and were $12,000 for 2020, related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Canadian Natural’s Audit Committee approved all of the noted services.
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
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The required disclosure is included under the ”Commitments and Contingencies" section of the Company's annual MD&A for the year ended December 31, 2021, dated March 2, 2022.

Canadian Natural Resources Limited	4	2021 - 40-F

Principal Documents Exhibits
IDENTIFICATION OF THE AUDIT COMMITTEE
Canadian Natural has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Ms. C.M. Best, who chairs the Audit Committee, Messrs. W.A. Gobert, G. D. Giffin, D. A. Tuer, and Ms. D.L. Farrell.
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

Canadian Natural Resources Limited	5	2021 - 40-F

Principal Documents Exhibits
SIGNATURES

Pursuant to the requirements of the Exchange Act, Canadian Natural certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 23rd day of March, 2022.

CANADIAN NATURAL RESOURCES LIMITED

By:	SIGNED “TIM S. MCKAY”
Name: Tim S. McKay
Title: President

Canadian Natural Resources Limited	6	2021 - 40-F

Principal Documents Exhibits
Documents filed as part of this report:
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Sproule Associates Limited, Independent Petroleum Engineering Consultants.

23.3	Consent of Sproule International Limited, Independent Petroleum Engineering Consultants.

23.4	Consent of GLJ Ltd., Independent Petroleum Engineering Consultants.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.1	Supplementary Oil & Gas Information (Unaudited) for the fiscal year ended December 31, 2021.

101	Interactive data files with respect to the consolidated financial statements for the fiscal year ended December 31, 2021.

Canadian Natural Resources Limited	7	2021 - 40-F