Form 40-F
period 2023-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2024-03-20
CIK 1017413

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F
[     ] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934
[ X ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023	Commission File Number: 001-12138

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
1,072,408,000 Common Shares outstanding as of December 31, 2023

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

1	Canadian Natural Resources Limited 2023 40-F

Yes [X]	No [ ]
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
This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration Statement on Form F-10 (File Nos. 333-258127 and 333-273475) under the Securities Act of 1933, as amended.

Canadian Natural Resources Limited 2023 40-F	2

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F, starting on the following page:

A.	Annual Information Form
Annual Information Form of Canadian Natural Resources Limited (“Canadian Natural”) for the year ended December 31, 2023.

B.	Audited Annual Financial Statements
Canadian Natural’s audited consolidated financial statements for the years ended December 31, 2023 and 2022 including the report of independent registered public accounting firm (PCAOB ID 271) with respect thereto.

C.	Management’s Discussion and Analysis
Canadian Natural’s Management’s Discussion and Analysis for the year ended December 31, 2023.
The following document is filed as an exhibit to this Annual Report on Form 40-F and is incorporated by reference herein:

A.	Supplementary Oil & Gas Information (Unaudited)
For Canadian Natural’s Supplementary Oil & Gas Information (Unaudited) for the year ended December 31, 2023, see Exhibit 99.1 to this Annual Report on Form 40-F.

3	Canadian Natural Resources Limited 2023 40-F

CANADIAN NATURAL RESOURCES LIMITED

ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2023
March 20, 2024

Principal Documents Exhibits

Annual Information Form

1	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Definitions and Abbreviations

ADR	abandonment, decommissioning and reclamation costs
AOSP	Athabasca Oil Sands Project
API	specific gravity measured in degrees on the American Petroleum Institute scale
ARO	asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
bitumen
naturally occurring solid or semi-solid hydrocarbon, consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in-situ recovery methods

BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
C$ or $	Canadian dollars
“Canadian Natural Resources Limited”, “Canadian Natural”, “Company”, “Corporation”	Canadian Natural Resources Limited and includes, where applicable, reference to subsidiaries of and partnership interests held by Canadian Natural Resources Limited and its subsidiaries
CO2	carbon dioxide
CO2e	carbon dioxide equivalents
crude oil	includes light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, synthetic crude oil and bitumen (thermal oil)
CSS	Cyclic Steam Stimulation
development well	well drilled inside the established limits of an oil or gas reservoir or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive
dry well	well that proves to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion
EOR	Enhanced Oil Recovery
exploratory well	well that is not a development well, a service well, or a stratigraphic test well
extension well	well that is drilled to test if a known reservoir extends beyond what had previously been believed to be the outer reservoir perimeter
fee title interest	absolute ownership of legal title to mineral lands, subject to conditional interests that may have been granted from the title, such as petroleum and natural gas leases
FPSO	Floating Production, Storage and Offloading vessel
GHG	greenhouse gas
gross acres	total number of acres in which the Company has a working interest or fee title interest
gross wells	total number of wells in which the Company has a working interest
Horizon	Horizon Oil Sands
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
Mbbl	thousand barrels
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MD&A	Management’s Discussion and Analysis
MMbbl	million barrels
MMBOE	million barrels of oil equivalent

Canadian Natural 2023 Annual Information Form	2

Principal Documents Exhibits

MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MM$	million Canadian dollars
NGLs	natural gas liquids
net acres	gross acres multiplied by the percentage working interest or fee title interest therein owned by the Company
net wells	gross wells multiplied by the percentage working interest therein owned by the Company
net zero	refers to emissions (Scope 1 and Scope 2) from oil sands operations
NYSE	New York Stock Exchange
OPEC+	Organization of Petroleum Exporting Countries Plus
Paris Agreement	The Paris Agreement is an agreement within the United Nations Framework Convention on Climate Change, on climate change mitigation, adaption, and finance signed in 2016.
Pathways Alliance or Pathways	Formerly known as the "Pathways to Net Zero Alliance", is an alliance of oil sands producers, working collectively with federal and certain provincial governments, to achieve net zero GHG emissions from oil sands operations by 2050. All net-zero references herein apply to emissions from oil sands operations (defined as scope 1 and scope 2 emissions).
productive well	exploratory, development or extension well that is not dry
proved property	property or part of a property to which reserves have been specifically attributed
PRT	Petroleum Revenue Tax
Quest	Quest Carbon Capture and Storage ("CCS") project
SAGD	Steam-Assisted Gravity Drainage
SCO	synthetic crude oil
SEC	United States Securities and Exchange Commission
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

3	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Advisory
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the “Company” or "Canadian Natural") in this Annual Information Form (“AIF”) or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed”, "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this AIF constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon, AOSP, the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby, Jackfish and Pike thermal oil sands projects, the operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, NGLs or SCO that the Company may be reliant upon to transport its products to market, the decommissioning and abandonment of certain of the Company's assets and the timing thereof, the development and deployment of technology and technological innovations, the assumption of operations at processing facilities, the "2024 Activity" section of this AIF with respect to budgeted capital expenditures for 2024, the impact of the Pathways Alliance initiative and activities including any projects pursued in connection therewith such as the carbon trunk line and storage hub, government support for Pathways and the ability to achieve net zero emissions from oil production; targeted International decommissioning activities and the timing thereof, and any targeted payouts pursuant to the Company's free cash flow allocation policy, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
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
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of OPEC+, the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine, increased inflation and decreased economic activity resulting from a global recession, the impact of transmissible diseases including variants of the COVID-19 coronavirus) which may impact, among other things, demand and supply for, and market prices of the Company’s products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company’s current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the Company's ability to prevent and recover from cyberattack and other cyber-related crimes and incidents; industry capacity; the Company's ability to implement its business strategy, including exploration and development activities; the Company's ability to implement strategies and leverage technologies to meet climate change initiatives and emissions targets on the expected timelines; the impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; the Company's and its subsidiaries' ability to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels, the timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset

Canadian Natural 2023 Annual Information Form	4

Principal Documents Exhibits
retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.
The Company’s operations have been, and in the future may be, affected by political developments and by national, federal, provincial and local laws and regulations such as restrictions on production or emissions, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available. For additional information refer to the “Risks Factors” section of this AIF.
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
The comparative Consolidated Financial Statements and the Company’s MD&A for the most recently completed fiscal year ended December 31, 2023, are herein incorporated by reference, and certain information included in this AIF, have been prepared in accordance with IFRS, as issued by the IASB.
For the year ended December 31, 2023, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together, “Sproule”) and GLJ Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2023 and a preparation date of February 5, 2024. Sproule evaluated and reviewed the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves. GLJ evaluated the Oil Sands Mining and Upgrading SCO reserves. The evaluations and reviews were conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC and in the “Supplementary Oil and Gas Information” section of the Company’s 2023 Annual Report, which is incorporated herein by reference.
SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES
This AIF includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings from operations; adjusted funds flow; netback; and net capital expenditures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP financial measures, as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). Non-GAAP measures are used by the Company to evaluate its financial performance, financial position or cash flow. Descriptions of the Company's non-GAAP measures "adjusted net earnings from operations," “adjusted funds flow,” "netback," and “net capital expenditures,” included in this AIF, are provided in the “Non-GAAP and Other Financial Measures” section of the Company’s annual MD&A for the year ended December 31, 2023, dated February 28, 2024. "Free cash flow" is a non-GAAP financial measure. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, to repay debt and to pay returns to shareholders through dividends and share repurchases pursuant to its free cash flow allocation policy.

5	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Corporate Structure
Canadian Natural Resources Limited was incorporated under the laws of the Province of British Columbia on November 7, 1973 as AEX Minerals Corporation (N.P.L.) and, on December 5, 1975, changed its name to Canadian Natural Resources Limited. Canadian Natural was continued under the Companies Act (Alberta) on January 6, 1982 and was further continued under the Business Corporations Act (Alberta) on November 6, 1985. Since that time, the Company has completed a number of transactions which have resulted in amalgamations, arrangements and amendments to constating documents, none of which have resulted in material changes thereto.
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
January 1, 2022 - Storm Resources Ltd.; Storm Gas Resource Corp.; CNR Montney Ltd.
January 1, 2023 - Horizon Construction Management Ltd.
The head, principal and registered office of the Company is located in Calgary, Alberta, Canada at 2100, 855 - 2nd Street S.W., T2P 4J8.
The main operating subsidiaries and partnerships of the Company, percentage of voting securities owned either directly or indirectly, and their jurisdictions of incorporation are as follows:

	Jurisdiction of Incorporation	% Ownership
Subsidiary
Canadian Natural Upgrading Limited	Alberta	100
CanNat Energy Inc.	Delaware	100
CNR International (U.K.) Developments Limited	England	100
CNR International (U.K.) Limited	England	100
CNR International (Côte d’Ivoire) SARL	Côte d’Ivoire	100
CNR International (South Africa) Limited	Alberta	100
CNR (Redwater) Limited	Alberta	100
Sukunka Natural Resources Inc.	Alberta	100
CNR Petro Resources Limited	Alberta	100
Partnership
CNR Montney Partnership	Alberta	100
Canadian Natural, as the managing partner, and CNR Petro Resources Limited, are partners of CNR Montney Partnership, a general partnership.
In the ordinary course of business, Canadian Natural restructures its subsidiaries and partnerships to maintain efficient operations. In 2023, Canadian Natural wound up its subsidiary, CNR (Echo) Resources Inc., and two of its operating partnerships, being Canadian Natural Resources and Canadian Natural Resources Northern Alberta Partnership.
The consolidated financial statements of Canadian Natural include the accounts of the Company and all of its subsidiaries and wholly-owned partnerships as well as certain of the Company's activities which are conducted through joint arrangements.

Canadian Natural 2023 Annual Information Form	6

Principal Documents Exhibits
General Development of the Business
2021
The rollout of the COVID-19 vaccine, together with the continuation of agreements by OPEC+ to maintain the majority of production cuts had an overall positive impact in 2021 on global demand and benchmark pricing for crude oil and the Company's products.
In January 2021, the presidential permit granted in 2019 on the Keystone XL Pipeline was revoked following the inauguration of the newly elected US President. The Company accrued a charge relating to the Keystone XL pipeline project of $143 million in the fourth quarter of 2020.
In 2021, the Company made a number of adjustments to its debt financing plan. This included the repayment and cancellation of the remaining balance on the $3,250 million committed term facility put in place to finance the 2019 acquisition of substantially all of the assets of Devon Canada Corporation due in June 2022. In the third quarter, the Company repaid the US$500 million 3.45% notes originally due November 15, 2021. The Company also repaid $1,500 million on its $2,650 million term credit facility originally due February 2023, which reduced the facility balance to $1,150 million as at November 3, 2021. In the fourth quarter, the Company repaid the outstanding notional balance under its $1,000 million credit facility, which credit facility was not cancelled upon repayment and remained available to be drawn until March 31, 2022. In the fourth quarter, the Company also extended both of its $2,425 million revolving syndicated credit facilities originally due June 2022 and June 2023, to June 2024 and June 2025 respectively and increased each facility by $70 million to $2,495 million. In accordance with the terms of the extensions, and by mutual agreement, $70 million on each of the original revolving credit facilities was not extended or expired on the original maturity dates of June 2022 and June 2023, respectively. Additionally, in the third quarter, the Company filed base shelf prospectuses that allow for the offer of up to $3,000 million of medium term notes in Canada and US$3,000 million of debt securities in the United States, which expired in August 2023, replacing the Company's previous base shelf prospectuses which expired in August 2021.
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
In 2021, the Company also completed a number of other opportunistic acquisitions. Two acquisitions consisted of natural gas assets located in the Montney region of British Columbia, with aggregate production of approximately 11,100 BOE/d. A third acquisition consisted of a net carried interest on an existing oil sands lease held by the Company. Total cash consideration paid for these acquisitions was approximately $450 million.
2022
In January 2022, the Company consolidated its development opportunities at Jackfish and Kirby by acquiring the remaining 50% interest in the undeveloped Pike lands located adjacent to Jackfish.
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
2023
The Company approved the final investment decision to proceed with the Pike 1 thermal in situ project as part of its 2023 capital budget. Drilling and pipeline development in support of the Pike 1 project is targeted to commence in late 2024, and is anticipated to be completed in 2027. Upon completion, the Pike 1 project is targeted to add approximately 25,000 bbl/d of capacity. In December 2023, the Company approved the decision to proceed with the Naphtha Recovery Unit Tailings Treatment project at Horizon, for a total capital investment of approximately $357 million, which is targeted to commence in 2024 and is targeted to be mechanically complete in the third quarter of 2027. This project aims to reduce GHG emissions, equivalent to approximately 6% of Horizon's total Scope 1 emissions, while concurrently providing incremental production increases and anticipated lower reclamation costs over the life of the Horizon project.

7	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
The Company made a number of adjustments to its debt financing plan in 2023. In June 2023, the Company extended its $2,425 million revolving syndicated credit facility by three years to mature in June 2027. In July 2023, the Company filed base shelf prospectuses that allow for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada and US$3,000 million of debt securities in the United States, both of which expire in August 2025, replacing the Company's previously filed base shelf prospectuses that would have expired in August 2023. In September 2023, the Company extended its $500 million revolving credit facility to mature in February 2025. In November 2023, the Company also repaid $405 million of 1.45% medium-term notes.
In November 2023, the Company announced a number of senior management promotions positioning the Company to continue the strategic development of its long life, low decline assets and low capital exposure assets and the creation of value for shareholders into the future.

Canadian Natural 2023 Annual Information Form	8

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
The Company has a full complement of management, technical and support staff to pursue these objectives. As of December 31, 2023, the Company had the following full time equivalent permanent employees:

North America, Exploration and Production	5,108
North America, Oil Sands Mining and Upgrading	4,867
North Sea and Offshore Africa	297
Total Company	10,272
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
The Company’s business approach is to maintain large project inventories and production diversification among each of its products: SCO, natural gas, light and medium crude oil and NGLs, bitumen (thermal oil), primary heavy crude oil and Pelican Lake heavy crude oil. The Company’s large diversified project portfolio enables the effective allocation of capital to higher return opportunities, which together provide complementary infrastructure and balance throughout the business cycle. SCO from the oil sands mining and upgrading operations in northern Alberta accounted for 34% of 2023 annual production. Natural gas, primarily produced in Alberta, British Columbia and Saskatchewan, accounted for 27% of 2023 annual production. Light and medium crude oil and NGLs represented 10% of 2023 annual production, and were produced from Alberta, British Columbia, Saskatchewan and Manitoba, as well as from the Company’s North Sea and Offshore Africa operations. Also produced from Alberta and Saskatchewan were bitumen (thermal oil), which accounted for 20% of 2023 annual production, primary heavy crude oil which accounted for 6% of 2023 annual production, and Pelican Lake heavy crude oil, which accounted for 3% of 2023 annual production. The Company's Midstream assets, primarily comprised of two operated pipeline systems (ECHO and Pelican Lake), and a 50% working interest in an 84 megawatt cogeneration plant at Primrose, provide cost effective infrastructure supporting the Company's heavy crude oil and bitumen operations. Midstream assets also include a 50% equity interest in the North West Redwater Partnership.
As part of the Company's ongoing focus on technology and innovation and the reduction of its environmental footprint, the Company has previously implemented and continues to undertake projects such as: carbon capture, sequestration, storage and utilization projects, as well as methane emissions reduction programs at the Company's facilities. In addition, the Company installs equipment powered by renewable energy sources, where appropriate.
The Company has 20 year transportation agreements to ship 94,000 bbl/d of crude oil on the Trans Mountain Pipeline Expansion ("TMX") that will provide waterborne access to international markets. Construction of the TMX was approximately 98% complete as of January 12, 2024. Trans Mountain Corporation has announced that it is working towards an anticipated in service date in the second quarter of 2024.

9	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
A. ENVIRONMENTAL MATTERS
Environmental Management Approach
The Company has a Corporate Statement on Environmental Management which affirms that environmental stewardship is a fundamental value of the Company. This commitment ensures the Company, as well as its employees and contractors, carry out all business activities in compliance with applicable regional, national and international regulations and industry standards. The Company's oil sands mining and the UK divisions also conduct operations in accordance with Environmental Management Systems that are audited by independent third parties. As part of the Company's corporate governance mandate, the Company's environmental specialists track performance to numerous environmental performance indicators in its domestic and international operations, review the operations of the Company’s world-wide interests, and regularly report to the senior management of the Company, which in turn reports on environmental matters directly to the Health, Safety, Asset Integrity and Environmental Committee of the Board of Directors. This Committee's mandate also includes oversight of the Company's policies and programs related to climate change and GHG emissions, social/community matters and stakeholder relations.
The Company regularly engages with and submits to inspections by the various government regulatory authorities in each of the regions where the Company operates. The Company’s associated environmental risk management strategy incorporates working constructively with legislators and regulators to ensure that any new or revised policies, legislation or regulations properly reflect a balanced approach to sustainable development. Specific measures undertaken in response to existing or new legislation include a focus on the Company’s energy efficiency, air emissions management, water management and land management to minimize disturbance impacts. The Company has processes in place and is committed to complying with all existing environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet current environmental protection requirements. In Canada, these requirements apply to all operators in the crude oil and natural gas industry and it is not anticipated that the Company’s competitive position within the industry will be adversely affected by changes in applicable legislation; however, there are no assurances that future environmental laws and regulations will not have a material effect on the Company's business, financial condition and results of operations.
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
In 2023, the Company, as a founding member and contributor to the Pathways Alliance, continued to progress work in support of achieving the goal of net zero GHG emissions from oil sands operations by 2050 to help Canada achieve its climate goals, including its Paris Agreement commitment.
The Company continues to monitor and evaluate government programs intended to advance industry investments in GHG decarbonization projects. On November 30, 2023, the federal government tabled Bill C-59 in the House of Commons to provide an investment tax credit ("ITC") for capital invested in eligible carbon capture, utilization and storage ("CCUS") projects. If passed, this legislation would offer a refundable ITC of up to 50% on carbon capture equipment and 37.5% on qualified carbon transportation, storage or usage equipment from 2022 to 2030 with these rates being halved from 2031 to 2040 and fully phased out after 2040. In November 2023, the government of Alberta announced it would provide a 12% tax credit on eligible capital costs associated with building new CCUS projects.
As a result of advancements in Pathways Alliance initiatives and ongoing progress in the Company's GHG reduction projects, the Company announced a new corporate GHG emissions reduction target in November 2022. The target is to reduce total corporate absolute Scope 1 and Scope 2 GHG emissions by 40% by 2035 from a 2020 baseline. This target is in addition to the Company's North American E&P methane emissions reduction target of 50% by 2030 from a 2016 baseline and an aspirational goal of net zero emissions in its oil sands mining and thermal operations.
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

Canadian Natural 2023 Annual Information Form	10

Principal Documents Exhibits
and regulatory development (including trading capacity and offsetting emissions); and reviewing and developing new business opportunities and trends that present further opportunities to reduce the Company's environmental footprint. The Company participates in both federal and provincially-regulated climate and GHG emissions reporting programs and continues to quantify annual GHG emissions for internal reporting purposes to drive continuous improvement and reduction in absolute GHG emissions and intensity. The Company published its 2022 Stewardship Report to Stakeholders in the third quarter of 2023. This report included third party independent "reasonable assurance" on its 2022 Scope 1 and Scope 2 emissions, including methane emissions, and "limited assurance" on its Scope 3 emissions. For 2023, the Company has also engaged an independent third party to provide "reasonable assurance" on its 2023 Scope 1 and Scope 2 emissions, including methane emissions, and "limited assurance" on its Scope 3 emissions.
The Company, through industry associations, is working with Canadian legislators and regulators as they develop and implement new GHG emissions laws and regulations to support emissions reductions and properly reflect a balanced approach to sustainable development.
Air quality programs are an essential part of the Company’s environmental work plan and are operated within all industry and regulatory standards and guidelines. Internally, the Company continues to enhance its integrated emissions reduction strategy to ensure that it is able to comply with existing and future emissions reduction requirements for GHGs and air pollutants (such as sulphur dioxide and oxides of nitrogen). The Company continues to participate in air quality monitoring through regional organizations. Data collected through regional air shed monitoring is used by government to develop management programs and frameworks.
The Company continues to implement flaring, venting and solution gas conservation programs, which influence and direct its future plans for new projects and facilities. In 2023, the Company completed 207 solution gas conservation projects in its primary heavy crude oil operations, which resulted in a reduction of approximately 1.07 million tonnes/year of CO2e. From 2019 to 2023, the Company spent over $23.6 million in its primary heavy crude oil and in situ oil sands operations to conserve the equivalent of over 9.1 million tonnes of CO2e. As part of the Company's initiatives to optimize and improve fuel gas efficiency, the Company monitors compressor fleet performance, and has ongoing methane reduction programs for pneumatic devices. From 2018 to 2022, the Company completed a pneumatic instrument program with over 8,000 pneumatic retrofits and removals resulting in a cumulative CO2e reduction from its operations of approximately 815,000 tonnes/year. In 2022 and 2023, the Company installed 1,399 solar powered chemical injection pumps as part of an ongoing multi-year pneumatic chemical injection pump replacement program, which resulted in approximately 190,000 tonnes/year CO2e reduction once completed. Oil Sands Mining has incorporated advancements in technology to further reduce GHG emissions through maximizing heat integration, the use of cogeneration to meet steam and electricity demands and the design of the hydrogen production facility that enables CO2 capture of up to 400,000 tonnes/year for injection of CO2 in oil sands tailings, and the recovery of hydrocarbon liquids from refinery fuel gas. Additionally, at the Company's non-operated Quest Carbon Capture and Storage Facility, approximately 1 million tonnes/year of CO2 is captured and permanently sequestered in geological storage. Since 2015, approximately 9 million tonnes of CO2 has been captured and safely stored at Quest.
The Company has water programs to improve the efficiency of use and recycle rates as well as reduce fresh water use, including new targets related to fresh river water use intensity in its oil sands mining operations and fresh water use intensity in its thermal in situ operations, both of which were announced in 2021. As part of its drilling practices, the Company has also adopted the Hydraulic Fracturing Operating Practices that were developed by the Canadian Association of Petroleum Producers in support of a responsible approach to hydraulic fracturing and water management.
The Company has effective programs for well abandonment and decommissioning that allows for the progressive reclamation of large contiguous areas of land and provides the foundation for the enhancement of biodiversity and functional wildlife habitats. The Company continued its environmental liability reduction program in 2023 with the abandonment of 2,068 inactive wells, and has initiated reclamation at many of these sites with the eventual goal of reclamation certification. In 2023, the Company received 1,311 reclamation certificates representing 2,358 hectares of land. From 2019 to 2023, the Company abandoned 11,368 inactive wells and received 4,712 reclamation certificates representing 10,014 hectares of reclaimed land. Further, decommissioning of inactive facilities and cleanup of active facilities was conducted to address environmental liabilities at operating sites. Additionally, the Company has comprehensive programs in place for: tailings management in its oil sands mining operations to minimize fine tailings and promote reclamation; monitoring programs to assess changes to biodiversity, wildlife and fisheries in order to manage construction and operational effects and to assess reclamation success; participation and support for the Oil Sands Monitoring Program of regionally important resources; groundwater monitoring for all thermal in situ and mine operations; an active spill prevention and management program; and an internal environmental management system for conformance audit and inspection programs of operating facilities.
International
In 2023, the Company's subsea decommissioning planning activities continued for the Banff and Kyle fields with the removal of the subsea pipelines and infrastructure targeted for 2024. Planning for the decommissioning and abandonment of the Ninian, Columba, Lyell and Strathspey fields is underway with Ninian well plug and abandonment having commenced in the fourth quarter of 2023. In addition, planning commenced for the decommissioning of the Ninian Hub Area including surveys and studies required for development of the decommissioning program(s), and the initiation of regulatory and key stakeholder engagement.

11	Canadian Natural 2023 Annual Information Form

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
The Company was subject to federal and provincial income taxes in Canada at a combined rate of approximately 23.3% in 2023. The government of Alberta decreased the provincial corporate income tax rate from 12% to 10% over the period July 1, 2019 to January 1, 2020. The current provincial income tax rate of 8% took effect on July 1, 2020.
On May 19, 2022, the Government of British Columbia announced a new royalty framework, which comes into effect on September 1, 2024. The new framework will replace previous drilling incentive programs with a revenue minus costs model similar to other Canadian jurisdictions. New wells will pay a flat royalty rate of 5% until the capital spent on drilling and completions is recovered and then a price sensitive royalty rate between 5% and 40% will apply and vary based on commodity type. Details of certain cost allowances and reference prices remain to be finalized by the BC government through consultation with stakeholders.
In 2021, the Alberta Energy Regulator (“AER”) announced a new Liability Management Framework (the "Framework") as part of its life-cycle management of oil and gas wells, facilities and pipelines, which imposes annual mandatory spending targets for companies for the closure of inactive wells and related infrastructure. Under the Framework, the AER assigns licensees a mandatory annual spend target for their abandonment and reclamation activities, which is determined based on a licencee's proportionate share of the provincial inventory of inactive wells and related infrastructure among other factors. Mandatory spend targets became effective January 1, 2022 and were increased for the 2023 performance year. In 2022, the government of Saskatchewan also introduced the Inactive Liability Reduction Program and the government of British Columbia updated its Dormancy and Shutdown Regulations, which provide mandatory targets for decommissioning and restoring inactive wells and facilities in those provinces.
▪Federal Carbon Compliance Costs
Governments in jurisdictions where the Company operates have developed or are developing GHG regulations as part of their national and international climate change commitments. The Company uses existing GHG regulations to determine the impact of compliance costs on current and future projects. The Company monitors the development of GHG regulations on an ongoing basis in the jurisdictions in which it operates to assess the impact of future regulatory developments on the Company's operations and planned projects. In Canada, the federal government has ratified the Paris Agreement, with a commitment to reduce GHG emissions by 40-45% from 2005 levels by 2030. The Canadian government has also committed to cap and cut emissions from the oil and gas sector and in December 2023, announced a regulatory framework

Canadian Natural 2023 Annual Information Form	12

Principal Documents Exhibits
for a national cap and trade system with plans to publish draft regulations by mid-2024. The draft framework currently proposes to cap 2030 emissions at 35-38% below 2019 levels (as estimated by Environment and Climate Change Canada) while providing some compliance flexibility to emit up to 20-23% below the 2019 threshold. In December 2020, the federal government announced its intention to increase the carbon price to $170/tonne by 2030 in annual increments of $15/tonne after 2022. The federal government is also developing a comprehensive management system for air pollutants and has released regulations pertaining to certain boilers, heaters and compressor engines operated by the Company. Additionally, in 2022, the federal government released the Clean Fuel Regulations that became effective on July 1, 2023 which apply to producers or importers of gasoline and diesel fuels and require reductions in the carbon intensity associated with gasoline and diesel fuels produced and supplied in Canada.
▪Provincial Carbon Compliance Cost
Carbon pricing regulatory systems in all provinces are subject to periodic review by the federal government to assess the adequacy of the provincial systems against the federal Greenhouse Gas Pollution Pricing Act. Such future reviews may affect the carbon price and/or the stringency of provincial systems.
Effective January 1, 2020, Alberta replaced the GHG regulation (the Carbon Competitiveness Incentive Regulation) with the Technology Innovation and Emissions Reduction Regulation ("TIER"). TIER applies to all of the Company’s assets in Alberta (as an alternative to the federal fuel charge). In December 2022, the Alberta government published changes to TIER that took effect January 1, 2023, that reduce the amount of emissions allocations for regulated facilities. Emissions coverage within TIER was also expanded to include flaring from all TIER regulated facilities. The carbon price in Alberta for emissions above the TIER regulated limits was $65/tonne in 2023 and increases annually in $15/tonne increments to $170/tonne in 2030, which aligns with the federal carbon pricing schedule. The non-operated Scotford Upgrader and North West Redwater bitumen upgrader and refinery are also subject to compliance under TIER.
In British Columbia, the carbon tax on fuel consumed and gas flared and vented in the province is currently being assessed at $65/tonne of CO2e and is expected to continue to increase by $15/tonne CO2e annually until reaching $170/tonne of CO2e in 2030 as stated in the 2023 provincial budget, which aligns with the federal carbon pricing schedule. Additionally, the government of British Columbia announced in its 2023 budget that it would replace its carbon tax for large industrial emitters with an output based pricing system that will take effect on April 1, 2024. In March 2023, British Columbia announced its intention to implement an emissions cap in place for the oil and gas industry to ensure that the province meets its 2030 emissions reduction target for the sector. This target aims to reduce oil and gas industry emissions by 33-38% below 2007 levels by 2030. The British Columbia government also announced its intention to implement a Net-Zero New Industry policy.
As part of its Prairie Resilience Plan, the Saskatchewan government has a regulation (“The Management and Reduction of Greenhouse Gases (Standards and Compliance) Regulations”) that applies to facilities emitting more than 25 kilotonnes of CO2e annually and requires the North Tangleflags in situ heavy crude oil facility and the Senlac in situ heavy crude oil facility to meet reduction targets for GHG emissions effective 2020. This regulation also enables facilities below the threshold to aggregate and opt into the Saskatchewan regulatory system as an alternative to the federal fuel charge. This regulation also adopts the federal carbon pricing schedule to 2030.
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
In 2022, the federal government announced a framework for expanding methane regulations to achieve at least a 75% reduction below 2012 levels by 2030 with the draft regulatory framework released in November 2022 and amendments published in December 2023. Feedback on the draft regulations will continue into 2024.
United Kingdom
Under existing law, the UK government has broad authority to regulate the petroleum industry, including exploration, development, conservation and rates of production.
Effective January 1, 2016, the Petroleum Revenue Tax ("PRT") rate, which is a charge on certain crude oil and natural gas profits, was reduced to 0%. Allowable abandonment expenditures eligible for carryback to 2015 and prior taxation years for PRT purposes remain recoverable at 50%. In addition, the supplementary charge on oil and gas profits was reduced to 10%, also effective in 2016. An Investment Allowance on qualifying capital expenditures is deductible for supplementary charge purposes, subject to certain restrictions. For Corporation Tax and Supplementary Charge, allowable losses are eligible for carryback to prior

13	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
taxation years. The UK government introduced an Energy Profits Levy in May 2022 at a rate of 25%. This was subsequently increased to 35% in November 2022 and will apply until March 31, 2028. There is an investment allowance on qualifying capital expenditure of 29%. As a result of these changes, the tax rate applicable to taxable income from oil and gas activities is 75% subject to deduction of available investment allowance.
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
Development of the Espoir Field in Block CI-26 and the Baobab Field in Block CI-40, Offshore Côte d’Ivoire ("CDI"), are subject to Production Sharing Contracts (“PSC”) which deem that tax or royalty payments to the government are satisfied by the government’s share of profit oil. The current corporate income tax rate in CDI is 25% which is applicable to non PSC income.
In 2019, the CDI government communicated its intent to require the oil and gas sector operating in its jurisdiction to comply with the West African Economic and Monetary Union currency control regulations. The Company continues its discussions with the applicable authorities on a mechanism that will satisfy these regulations while, at the same time, allow for the expatriation of foreign currency not required for use by the Company in country.
In 2023, the CDI government amended its local content regulations, increasing the requirements to use local personnel, businesses and services. The Company is in discussions with the applicable authorities and with its contractors with regard to compliance with these enhanced regulations.
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
Prices for crude oil and natural gas fluctuate in response to changes in the supply of, and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond the Company’s control. Crude oil prices are primarily determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC+, the economic condition of Canada, the US, the European Union and Asia, government regulation, political stability in the Middle East and elsewhere, geopolitical conflicts (e.g. the Russian invasion of Ukraine, and conflicts in the Middle East), the foreign supply of crude oil, the price of foreign imports, the ability to secure adequate transportation for products which could be affected by pipeline constraints, the construction by third parties of new or expansion of existing pipeline capacity, government mandated curtailment, the availability of alternate fuel sources, weather conditions, and other factors. Natural gas prices realized by the

Canadian Natural 2023 Annual Information Form	14

Principal Documents Exhibits
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
Any substantial or extended decline in prices of crude oil or natural gas could result in a delay or cancellation of existing or future drilling, development, construction or expansion programs, including, without limitation, at Horizon, AOSP, Primrose, Pelican Lake, Kirby, Jackfish, Pike, and international projects, or curtailment in production at some properties, or result in unutilized long term transportation commitments, all of which could have a material adverse effect on the Company's financial condition.
Approximately 29% of the Company’s 2023 production on a BOE basis was primary heavy crude oil, Pelican Lake heavy crude oil, and bitumen (thermal oil). The market prices for these products currently differs from the established market indices for light and medium grades of crude oil due principally to quality differences. As a result, the price received for these products currently differs from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase in the differential could have a material adverse effect on the Company’s financial condition.
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
Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, mines, facility sites and other properties associated with the Company’s operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations including exploration and development projects and significant changes to certain existing projects may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties. The costs of complying with environmental legislation in the future may have a material adverse effect on the Company’s business, financial condition and results of operations.
The crude oil and natural gas industry is experiencing incremental increases in costs related to environmental regulatory compliance, particularly in North America and the North Sea. In respect of its offshore operations, the Company also participates with regulators and industry partners in addressing environmental monitoring and emergency response protocols that are applicable to the Company's operations in these jurisdictions. Environmental monitoring in the oil sands is performed in collaboration with the federal and provincial governments, Indigenous communities and industry, in order to enhance the understanding of the cumulative effects of oil sands development. Existing and expected legislation and regulations may require the Company to address and mitigate the effect of its activities on the environment. Increasingly stringent laws and regulations may have a material adverse effect on the Company’s business, financial condition and results of operations. A summary of key environmental risks is set out below:
▪Carbon/GHG Emissions Management Risk
As part of its evaluation of climate change risk, the Company reviews independent external scenario analyses developed by energy firms and agencies representing a range of global oil and natural gas demand levels through 2050. These external scenario analyses are a tool used by the Company to support business planning, identification of risks and opportunities, and include the consideration of a number of variables and assumptions related to markets, (e.g, economic and social events), commodity prices, carbon prices, policy, regulation, technology development and adoption, energy efficiency and reputation. Although the Company believes that such independent external scenario analyses are reasonable, if inaccurate, it may have a material adverse effect on the Company's business, financial condition and results of operations. Since the Company plans and evaluates opportunities partially on the basis of climate-related estimates, variations between actual outcomes and expectations may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. Aspects of climate change risk that have the most potential to influence the Company’s business strategy include: future regulatory changes, including government imposed emissions caps, associated compliance costs and reduction targets, access to markets and capital, societal preferences and reputational risk, and technology development, as described in more detail below.

15	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
▪Future Regulatory Changes / Compliance Costs / Reduction Targets
The additional requirements of enacted or proposed GHG regulations on the Company’s operations may increase capital expenditures and production expenses, including those related to the Company’s existing and planned oil sands projects. This may have an adverse effect on the Company’s financial condition. Accordingly, existing and proposed climate change policies and regulations are considered when making decisions to advance the Company’s business strategy. The Company tracks the development of policies and regulations at the international, national, federal and provincial level. In December 2020, the federal government announced its intention to surpass Canada’s previously stated reduction target under the Paris Agreement, to increase the carbon price to $170/tonne by 2030, and to establish methane reduction targets for 2030 and 2035. In addition, the Clean Fuel Regulations came into force in July 2023. Aspects of the Clean Fuel Regulations will increase the cost of liquid fuels consumed in the Company’s operations while also providing a potential mechanism to generate offset credits. In 2023, the federal government released draft Clean Electricity Regulations, which may increase the cost of electricity generated or purchased by the Company, if adopted as proposed.
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
Various jurisdictions have enacted or are evaluating low carbon fuel standards, which may affect access to market for crude oils with higher emissions intensity. The Canadian government and certain provincial governments have published regulations to reduce methane emissions from the oil and natural gas sector, in support of a joint commitment made by the US and Canadian governments to lower emissions from the sector by 2025. The regulation of air pollutants to meet ambient air quality objectives (typically as part of regional air zone management) may result in the Company spending additional capital to retrofit equipment in specific regions.
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
▪Societal Preferences / Reputational Risk
Changes in public support for climate action, particularly for oil sands, combined with increased activism and opposition to fossil fuels, which are designed to change consumption habits in order to accelerate the reduction of the global consumption of carbon-based energy, may impact the market for the Company’s products and securities and impact its ability to obtain approvals for new projects. The timing and pace of change to a low carbon economy is uncertain and the ability to access insurance and capital may be adversely affected in the event that financial institutions, investors, insurers, rating agencies and/or lenders adopt more restrictive de-carbonization policies. In addition, behavioural changes by the public (such as a shift in transportation preferences or government policy changes which promote the use of electric vehicles or alternative energy sources), may impact the demand for crude oil and the Company's products. Similarly, the proposed Clean Electricity Regulations may impact the demand for natural gas.
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

Canadian Natural 2023 Annual Information Form	16

Principal Documents Exhibits
▪Access to Markets
The Company may be exposed to greater market risk for its products associated with the shift to a lower carbon emissions future. These risks may include increases in the demand for renewable energy sources, increases in compliance costs that may not be recoverable in the price of the product, which could delay the development of certain assets, and restricted access to markets for higher carbon energy sources, including as a result of the delay, revocation, or conditions imposed on, regulatory approvals for pipeline projects. These risks could result in a competitive disadvantage if producers in other jurisdictions are not subject to similar regulatory burdens.
▪Tailings Management
The Alberta Energy Regulator ("AER"), updated Directive 85 - Fluid Tailings Management for Oil Sands Mining Projects ("Directive 85"), in October 2017. Directive 85 establishes performance criteria for tailings operations and sets out the requirements for approval, monitoring and reporting in respect of tailings ponds and tailings management plans.
The Company continues to implement and adhere to the conditions stipulated in the approved Tailings Management Plans for the Horizon Mine, and the AOSP's Muskeg River and Jackpine Mines and thereby meet the requirements of the government of Alberta’s Tailings Management Framework (2015) and Directive 85. In addition, the Company obtained approval for the Updated Tailings Management Plans (2023) for Muskeg River and Jackpine Mines. The tailings management plans outline progressive changes with improved performance in tailings management for the full life of the mines as well as the proposed tailings treatment technologies. However, in the future, there is the potential risk of exceeding the approved site-specific tailings profiles resulting in the requirement to post additional security under the Mining Financial Security Plan as well as the potential application of a compliance levy. Research and mitigative technologies are in development to reduce fluid tailings and to increase the certainty of achieving the tailings targets for the Horizon and AOSP mines. Through Canada's Oil Sands Innovation Alliance, the innovation arm of Pathways, technology development is jointly undertaken by all oil sands mine operators to accelerate the commercialization of such projects.
The Company's Oil Sands Mining operations continue to plan and execute progressive reclamation activities on the side slopes of its tailings facilities. Muskeg River Mine continues to advance the decommissioning process for its external tailings facility (South Expansion Area) and is waiting for the final construction completion report to be authorized before finalizing the regulatory requirements with the AER for its deregistration as a dam structure, further reducing the mine's environmental risk and liability. The South Expansion Area was fully revegetated and reclaimed in 2023. Muskeg River Mine also obtained the decommissioning authorization for the removal of a sedimentation pond in 2022.
▪Land Use, Water and Wildlife Management
Legislation and policies related to land management may affect development and operations risk through changes in regional limits on operating standards for air emissions, water use, land disturbance, reclamation and biodiversity. Land use planning may set aside areas for conservation, parks, or establish operational constraints to protect biodiversity and wildlife that may place limits on crude oil and natural gas development. Management frameworks in the Lower Athabasca oil sands area establish limits and triggers for surface and ground water quality and quantity, and air emissions that could increase the standards for the operation of facilities. Draft frameworks on biodiversity may establish further limits on development that may limit operations and expansion of facilities. Regional access management plans may pose limitations on resource development through limits on infrastructure. In December 2023, the federal government announced the intention to introduce the Nature Accountability Bill in 2024 to legislate the protection of biodiversity as a method to achieve conservation of 30% of Canada's land area including the requirement for large companies and financial institutions to monitor, assess and disclose their risks, dependencies and impacts on biodiversity.
Water licencing, use and release standards are becoming increasingly stringent both in the process of obtaining access to water and to manage it efficiently. Alberta Wetland Policy changes may increase requirements and payments for new project development. Federal and provincial standards governing the treatment and release of water from oil sands projects into the environment are currently under development having regard to applicable regulations governing other mining operations in Canada. In November 2023, the Alberta government announced water conservation plans for 2024 to address potential drought conditions, which plans are being assessed by the Company for potential operational impacts and mitigation strategies.
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
Operational Risk
Exploring for, producing, mining, extracting, upgrading and transporting crude oil, natural gas and NGLs involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These activities are subject to a number of hazards and risks which may result in, among others, fires, explosions, spills, blow outs or other

17	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
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
Uncertainty of Reserves Estimates
There are numerous uncertainties inherent in estimating quantities of reserves, including many factors, both internal and external, beyond the Company’s control. Revisions are often necessary as a result of newly acquired technical data, technology improvements, or changes in historical performance, production costs, development costs, product pricing, economic conditions, market availability, or regulatory requirements. In general, estimates of economically recoverable crude oil, natural gas and NGLs reserves and the future net revenue therefrom are based upon a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of royalty regimes, higher costs as a result of environmental and other regulation by governmental agencies, estimates of future commodity prices, production costs and the timing and amount of future development expenditures, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable crude oil, natural gas and NGLs reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Company’s actual production, revenues, royalties, taxes and development, abandonment and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material. Estimates of reserves that may be developed in the future are often based upon volumetric calculations, decline curve analysis and upon analogy to actual production history from similar reservoirs and wells. Subsequent evaluation of the same reserves based upon production history will result in variations in the previously estimated reserves.
Project Risk
The Company has a variety of exploration, development and construction projects, including environmental mitigation and GHG reduction projects, underway at any given time. Project delays may result in delayed revenue receipts and/or cost overruns may result in projects being uneconomic. The Company’s ability to complete projects is dependent on general business and market conditions as well as other factors beyond the Company’s control including the availability of skilled labour and manpower, the availability and proximity of materials, pipeline capacity, weather, fires, drought, legal and regulatory matters (including environmental legislation and government imposed emissions caps), ability to access lands, availability of drilling and other equipment, availability of GHG reduction technologies, and availability of processing capacity.
Sources of Liquidity
The ability to fund current and future capital projects and carry out the business plan is dependent on the Company`s ability to generate cash flow as well as raise capital in a timely manner under favourable terms and conditions and is impacted by the Company's credit ratings and the condition of the capital and credit markets. Public and stakeholder scrutiny of the Company's stated environmental, sustainability and climate-related targets is increasing. Any failure, or perceived failure, in achieving the Company's stated targets, or the perception that such targets are insufficient, could affect the Company's ability to access cost-

Canadian Natural 2023 Annual Information Form	18

Principal Documents Exhibits
effective capital. In addition, changes in credit ratings may affect the ability to, and the associated costs of, entering into ordinary course derivative or hedging transactions, as well as entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms. The Company also enters into various transactions with counterparties and is subject to credit risk related to non-payment for sales contracts or non-performance by counterparties to contracts. Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital consisting of cash flows from operating activities, available credit facilities, commercial paper, and access to debt capital markets, to meet obligations as they become due.
Information Security
The Company has become increasingly dependent on information technology systems to effectively operate and conduct business. The nature and complexity of information security risks that may negatively impact the Company continue to evolve as cyber criminals develop new schemes to target businesses and perpetrate cyber-related crimes that target the information technology ("IT") and business systems of the Company. A significant interruption or failure of the Company’s IT systems (or the IT systems of key vendors and third parties, including cloud-based systems), control systems, sensitive data or a significant breach of security could have a material adverse effect on the Company’s business, financial condition, reputation and results of operations. Monitoring and management of the Company's cyber security risk program falls under the mandate of the Audit Committee of the Board of Directors, which receives reports on cyber security twice annually or more frequently in elevated threat conditions or when circumstances otherwise warrant.
Notwithstanding the Company’s proactive approach to combating cybersecurity threats, such threats frequently change and require evolving monitoring, detection and response efforts. Examples of such threats include: the installation of ransomware (such as was experienced by the Colonial Pipeline in 2021) and the cyber attack suffered by Suncor Energy Inc. in 2023. These types of attacks may disrupt access to the system, publicize private data and potentially destroy the system should the ransom not be satisfied; social engineering to gain unauthorized access to systems facilitating theft, impersonation, fraud and disruption to operations; and the installation of malware which could facilitate loss of access, data destruction, data exfiltration or complete system failure. Any of these threats could interfere with the operation of, or cause damage to, Company property or result in the loss, disclosure or theft of confidential information related to the Company’s proprietary business activities, the personnel files of its employees and personal information of landowners, vendors, customers and other third parties doing business with the Company.
A successful cyber-crime incident could result in damage to assets and financial losses to the Company, operational disruption, remediation and recovery costs, legal claims or proceedings, regulatory penalties, physical harm to people or the environment and reputational issues with suppliers, customers, stakeholders and business partners who may also be impacted by the scheme. To address these risks, the Company maintains robust cyber security protocols and has adopted and continuously improves an industry standard cyber security framework including expedited security patching, vulnerability scanning of all systems, regular cyber assessment of critical third parties, continuous penetration testing of external systems, annual targeted penetration testing of internal processes and systems, risk based remediation of vulnerabilities, 24 hour managed security monitoring and response, incident response readiness drills, multi-factor authentication and routine education/test programs that train personnel to identify potential threats (i.e. phishing) in addition to the internal accounting and process controls. Data restoration and recovery processes are in place to return the Company's operations to a functional state and to minimize the risk of data loss and the resulting disruption to the business. Although the Company has not suffered any material losses related to a cyber security incident to date, there is no assurance that the Company will not suffer material losses associated with cyber security breaches in the future.
Although the Company has implemented cybersecurity protocols and procedures to address this risk, such protocols and procedures may be insufficient to prevent or mitigate information security risks and the Company could incur significant costs to remedy the effects of a major cyber security disruption. The Company maintains insurance as part of its risk management program but such insurance may not be adequate or sufficient to cover all damages sustained by the Company in connection with a cyber incident, and in certain instances, may not respond at all.
Foreign Investments
The Company’s foreign investments include risks typically associated with investments in developing countries such as uncertain political, economic, legal and tax environments. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risk of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign based companies, including compliance with existing and emerging anti-corruption laws, and other uncertainties arising out of foreign government sovereignty over the Company’s international operations. In addition, if a dispute arises in its foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of a court in Canada or the United States.
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

19	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
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
In addition, epidemics or pandemics have the potential to disrupt the Company’s operations, projects, and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on the extent and severity of a potential outbreak and the areas or operations impacted. However, during an epidemic or pandemic, the Company's operations may be designated as "essential services" by applicable government authorities (as was the case for the COVID-19 pandemic), which permitted operations to continue in areas that may have otherwise been impacted by government imposed lockdown measures. Depending on the severity of an outbreak, the timing and availability of vaccines and the speed of vaccine distribution, a large scale epidemic or pandemic could impact the international demand for commodities and have a corresponding impact on the prices realized by the Company for its products, which could have a material adverse effect on the Company's financial condition.
Some of the Company’s assets are held in one or more corporate subsidiaries or partnerships. In the event of the liquidation of any corporate subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used to repay the indebtedness of the Company.
For additional details regarding the Company's risks and uncertainties, refer to the Company's MD&A for the year ended December 31, 2023.
Modern Slavery Act
On January 1, 2024, the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Modern Slavery Act”) came into force in Canada. The Modern Slavery Act obligates the Company to publish an annual modern slavery report detailing steps regarding the previous year’s efforts to mitigate the risk of forced labour used at any step in its supply chain, including production of goods in Canada or elsewhere or of goods imported into Canada. There is a risk that the Company's supply chain may actually use or be alleged to have used forced labour or child labour, and there may be difficulty in gathering sufficient information from suppliers. Additional work is required to assess and understand this risk and to determine what measures can be put in place to mitigate any identified exposures, which may affect the Company's operational efficiency, results of operations, financial condition, or reputation.
(1)The term "free cash flow" is a non-GAAP measure. Refer to the "Advisory" section of this AIF for further details regarding non-GAAP financial measures.

Canadian Natural 2023 Annual Information Form	20

Principal Documents Exhibits
Form 51-101F1 Statement of Reserves Data and Other Information
For the year ended December 31, 2023, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2023 and a preparation date of February 5, 2024. Sproule evaluated and reviewed the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves. GLJ evaluated the Oil Sands Mining and Upgrading SCO reserves. The evaluations and reviews were conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
The Reserves Committee of the Company’s Board of Directors has met with and carried out independent due diligence procedures with each of the Company’s IQRE to review the qualifications of and procedures used by each IQRE in determining the estimate of the Company’s quantities and related net present value of future net revenue of the remaining reserves.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC in the “Supplementary Oil and Gas Information” section of the Company’s 2023 Annual Report, which is incorporated herein by reference.
Information in the reserves data tables may not add due to rounding. BOE values and crude oil and natural gas metrics may not calculate due to rounding.
The estimates of future net revenue presented in the tables below do not represent the fair market value of the reserves.
There is no assurance that the price and cost assumptions contained in the forecast case will be attained and variances could be material. The estimates of recovery and reserves of crude oil, natural gas and NGLs reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGLs reserves may be greater or less than the estimate provided herein. Refer to "Special Note Regarding Forward-Looking Statements" and "Special Note Regarding Currency, Financial Information, Production and Reserves" in the "Advisory"; and the "Risk Factors" section of this AIF.

21	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Oil and Gas Reserves Tables and Notes
Summary of Company Gross Reserves
As of December 31, 2023
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	76	106	203	653	6,827	4,720	138	8,790
Developed Non-Producing	5	7	—	38	—	229	7	95
Undeveloped	68	80	55	2,596	83	10,027	398	4,952
Total Proved	149	193	258	3,287	6,910	14,976	543	13,836
Probable	62	95	107	1,903	550	9,259	305	4,566
Total Proved plus Probable	211	288	365	5,191	7,460	24,236	848	18,402

North Sea
Proved
Developed Producing	5					1		5
Developed Non-Producing	—					—		—
Undeveloped	3					2		4
Total Proved	8					3		9
Probable	4					2		5
Total Proved plus Probable	12					5		13

Offshore Africa
Proved
Developed Producing	33					10		34
Developed Non-Producing	—					—		—
Undeveloped	28					16		31
Total Proved	61					26		65
Probable	21					18		24
Total Proved plus Probable	81					44		89

Total Company
Proved
Developed Producing	114	106	203	653	6,827	4,730	138	8,829
Developed Non-Producing	5	7	—	38	—	229	7	95
Undeveloped	100	80	55	2,596	83	10,045	398	4,986
Total Proved	218	193	258	3,287	6,910	15,005	543	13,910
Probable	87	95	107	1,903	550	9,279	305	4,594
Total Proved plus Probable	305	288	365	5,191	7,460	24,284	848	18,504

Canadian Natural 2023 Annual Information Form	22

Principal Documents Exhibits
Summary of Company Net Reserves
As of December 31, 2023
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	64	86	154	485	5,607	4,220	108	7,208
Developed Non-Producing	4	6	—	29	—	206	5	78
Undeveloped	54	66	42	1,934	29	8,526	302	3,849
Total Proved	123	158	196	2,448	5,636	12,952	416	11,136
Probable	48	76	74	1,411	438	7,644	217	3,537
Total Proved plus Probable	171	234	270	3,859	6,073	20,596	634	14,673

North Sea
Proved
Developed Producing	5					1		5
Developed Non-Producing	—					—		—
Undeveloped	3					2		4
Total Proved	8					3		9
Probable	4					2		5
Total Proved plus Probable	12					5		13

Offshore Africa
Proved
Developed Producing	30					9		31
Developed Non-Producing	—					—		—
Undeveloped	23					13		25
Total Proved	53					22		56
Probable	16					14		19
Total Proved plus Probable	69					36		75

Total Company
Proved
Developed Producing	99	86	154	485	5,607	4,229	108	7,244
Developed Non-Producing	4	6	—	29	—	206	5	79
Undeveloped	81	66	42	1,934	29	8,542	302	3,878
Total Proved	184	158	196	2,448	5,636	12,977	416	11,201
Probable	69	76	74	1,411	438	7,660	217	3,561
Total Proved plus Probable	252	234	270	3,859	6,073	20,637	634	14,761

23	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Reconciliation of Company Gross Reserves
As of December 31, 2023
Forecast Prices and Costs
TOTAL PROVED

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2022	150	179	262	3,284	6,873	13,589	486	13,501
Discoveries	—	—	—	—	—	5	—	1
Extensions	18	22	—	68	191	1,246	43	548
Infill Drilling	8	6	—	—	—	638	35	156
Improved Recovery	—	—	1	6	34	—	—	40
Acquisitions	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	(7)	(1)	(2)
Economic Factors	1	1	1	1	—	(81)	(2)	(12)
Technical Revisions	(10)	13	12	24	(23)	367	3	80
Production	(18)	(28)	(17)	(96)	(165)	(781)	(22)	(476)
December 31, 2023	149	193	258	3,287	6,910	14,976	543	13,836

North Sea

December 31, 2022	11					4		11
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	2					(1)		2
Production	(5)					(1)		(5)
December 31, 2023	8					3		9

Offshore Africa

December 31, 2022	70					34		75
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(4)					(4)		(5)
Production	(5)					(4)		(6)
December 31, 2023	61					26		65

Total Company

December 31, 2022	231	179	262	3,284	6,873	13,627	486	13,587
Discoveries	—	—	—	—	—	5	—	1
Extensions	18	22	—	68	191	1,246	43	548
Infill Drilling	8	6	—	—	—	638	35	156
Improved Recovery	—	—	1	6	34	—	—	40
Acquisitions	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	(7)	(1)	(2)
Economic Factors	1	1	1	1	—	(81)	(2)	(12)
Technical Revisions	(12)	13	12	24	(23)	362	3	77
Production	(27)	(28)	(17)	(96)	(165)	(785)	(22)	(486)
December 31, 2023	218	193	258	3,287	6,910	15,005	543	13,910

Canadian Natural 2023 Annual Information Form	24

Principal Documents Exhibits
TOTAL PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2022	60	93	114	1,901	535	8,619	285	4,425
Discoveries	—	—	—	—	—	1	—	—
Extensions	10	15	—	29	18	764	31	231
Infill Drilling	3	2	—	—	—	324	13	72
Improved Recovery	—	—	—	1	17	—	—	19
Acquisitions	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	(2)	—	—
Economic Factors	—	—	—	—	—	(7)	—	—
Technical Revisions	(12)	(15)	(7)	(28)	(20)	(441)	(24)	(180)
Production	—	—	—	—	—	—	—	—
December 31, 2023	62	95	107	1,903	550	9,259	305	4,566

North Sea

December 31, 2022	4					3		5
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	—					(1)		—
Production	—					—		—
December 31, 2023	4					2		5

Offshore Africa

December 31, 2022	25					21		29
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(4)					(3)		(5)
Production	—					—		—
December 31, 2023	21					18		24

Total Company

December 31, 2022	89	93	114	1,901	535	8,643	285	4,458
Discoveries	—	—	—	—	—	1	—	—
Extensions	10	15	—	29	18	764	31	231
Infill Drilling	3	2	—	—	—	324	13	72
Improved Recovery	—	—	—	1	17	—	—	19
Acquisitions	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	(2)	—	—
Economic Factors	—	—	—	—	—	(7)	—	—
Technical Revisions	(16)	(15)	(7)	(28)	(20)	(445)	(24)	(185)
Production	—	—	—	—	—	—	—	—
December 31, 2023	87	95	107	1,903	550	9,279	305	4,594

25	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
TOTAL PROVED PLUS PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2022	210	272	376	5,186	7,408	22,209	772	17,926
Discoveries	—	—	—	—	—	7	1	2
Extensions	28	37	—	97	209	2,009	74	780
Infill Drilling	12	8	—	—	—	962	48	227
Improved Recovery	—	—	1	7	51	—	—	58
Acquisitions	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	(8)	(1)	(2)
Economic Factors	1	1	1	1	—	(88)	(2)	(12)
Technical Revisions	(22)	(2)	4	(4)	(43)	(74)	(21)	(100)
Production	(18)	(28)	(17)	(96)	(165)	(781)	(22)	(476)
December 31, 2023	211	288	365	5,191	7,460	24,236	848	18,402

North Sea

December 31, 2022	15					7		16
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	2					(2)		2
Production	(5)					(1)		(5)
December 31, 2023	12					5		13

Offshore Africa

December 31, 2022	95					55		104
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(9)					(7)		(10)
Production	(5)					(4)		(6)
December 31, 2023	81					44		89

Total Company

December 31, 2022	320	272	376	5,186	7,408	22,270	772	18,046
Discoveries	—	—	—	—	—	7	1	2
Extensions	28	37	—	97	209	2,009	74	780
Infill Drilling	12	8	—	—	—	962	48	227
Improved Recovery	—	—	1	7	51	—	—	58
Acquisitions	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	(8)	(1)	(2)
Economic Factors	1	1	1	1	—	(88)	(2)	(12)
Technical Revisions	(28)	(2)	4	(4)	(43)	(83)	(21)	(108)
Production	(27)	(28)	(17)	(96)	(165)	(785)	(22)	(486)
December 31, 2023	305	288	365	5,191	7,460	24,284	848	18,504

Canadian Natural 2023 Annual Information Form	26

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
7. 2023 reserves reconciliation highlights:
Total Proved Crude Oil, Bitumen (Thermal Oil) and NGLs reserves increased by 93 MMbbl:
▪Extensions: Increase of 341 MMbbl primarily due to pit extensions at Oil Sands Mining and Upgrading (SCO) and extension drilling/future offset additions at various Bitumen (Thermal Oil), natural gas (NGLs), Primary Heavy Crude Oil, and Light Crude Oil properties.
▪Infill Drilling: Increase of 50 MMbbl primarily due to infill drilling/future offset additions at various natural gas (NGLs), Light Crude Oil and Primary Heavy Crude Oil properties.
▪Improved Recovery: Increase of 40 MMbbl primarily due to increased recovery at Oil Sands Mining and Upgrading (SCO), and various Bitumen (Thermal Oil) and Primary Heavy Crude Oil properties.
▪Dispositions: Decrease of 1 MMbbl primarily due to dispositions from various natural gas (NGLs) properties in Alberta.
▪Economic Factors: Increase of 1 MMbbl due to changes in product pricing.

27	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
▪Technical Revisions: Increase of 17 MMbbl primarily due to improved performance at various Bitumen (Thermal Oil), Primary Heavy Crude Oil, Pelican Lake Heavy Crude Oil and natural gas (NGLs) properties, partially offset by reduced performance at various Light Crude Oil properties and mine plan changes at Oil Sands Mining and Upgrading (SCO).
▪Production: Decrease of 355 MMbbl.
Total Proved Natural Gas reserves increased by 1,377 Bcf:
▪Discovery: Increase of 5 Bcf due to activity in various Natural Gas properties in Alberta.
▪Extensions: Increase of 1,246 Bcf primarily due to extension drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
▪Infill Drilling: Increase of 638 Bcf primarily due to infill drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
▪Dispositions: Decrease of 7 Bcf primarily due to property dispositions from various Natural Gas properties in Alberta.
▪Economic Factors: Decrease of 81 Bcf due to lower product pricing.
▪Technical Revisions: Increase of 362 Bcf primarily due to category transfers from probable to proved, and positive revisions in various North America core areas as a result of improved performance.
▪Production: Decrease of 785 Bcf.
Total Proved plus Probable Crude Oil, Bitumen and NGLs reserves increased by 123 MMbbl:
▪Discovery: Increase of 1 MMbbl due to activity in various natural gas (NGLs) properties in Alberta.
▪Extensions: Increase of 445 MMbbl primarily due to pit extensions as Oil Sands Mining and Upgrading (SCO) and extension drilling/future offset additions at various Bitumen (Thermal Oil), natural gas (NGLs), Primary Heavy Crude Oil, and Light Crude Oil properties.
▪Infill Drilling: Increase of 67 MMbbl primarily due to infill drilling/future offset additions at various natural gas (NGLs), Light Crude Oil and Primary Heavy Crude Oil properties.
▪Improved Recovery: Increase of 58 MMbbl primarily due to increased recovery at Oil Sands Mining and Upgrading (SCO), and various Bitumen (Thermal Oil) and Pelican Lake Heavy Crude Oil properties.
▪Dispositions: Decrease of 1 MMbbl primarily due to dispositions from various natural gas (NGLs) properties in Alberta.
▪Economic Factors: Increase of 2 MMbbl due to changes in product pricing.
▪Technical Revisions: Decrease of 94 MMbbl primarily due to mine plan changes at Oil Sands Mining and Upgrading, and performance at various Light Crude Oil, natural gas (NGLs), Bitumen (Thermal Oil) and Primary Heavy Crude Oil properties, partially offset by improved performance at Pelican Lake Heavy Crude Oil properties.
▪Production: Decrease of 355 MMbbl.
Total Proved plus Probable Natural Gas reserves increased by 2,013 Bcf:
▪Discovery: Increase of 7 Bcf due to activity in Natural Gas properties in Alberta.
▪Extensions: Increase of 2,009 Bcf primarily due to extension drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
▪Infill Drilling: Increase of 962 Bcf primarily due to infill drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
▪Dispositions: Decrease of 8 Bcf primarily due to property dispositions from various Natural Gas properties in Alberta.
▪Economic Factors: Decrease of 88 Bcf due to lower product pricing.
▪Technical Revisions: Decrease of 83 Bcf primarily due to decreased performance at various Natural Gas properties.
▪Production: Decrease of 785 Bcf.
8.A report on reserves data by the IQREs is provided in Schedule “A” to this AIF. A report by the Company’s management and directors on crude oil, natural gas and NGLs reserves disclosure is provided in Schedule “B” to this AIF.

Canadian Natural 2023 Annual Information Form	28

Principal Documents Exhibits
Future Net Revenue Tables and Notes
The following tables summarize the future net revenue as of December 31, 2023 using forecast prices and costs. Abandonment, Decommissioning and Reclamation ("ADR") costs included in the calculation of future net revenue consist of both the Company's total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2023 and forecast estimates of ADR costs attributable to future development activity.
Summary of Net Present Values of Future Net Revenue Before Income Taxes
As of December 31, 2023
Forecast Prices and Costs

($ millions)	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%	Unit Value Discounted at 10%/year ($/BOE)
North America
Proved
Developed Producing	479,029	186,621	106,649	75,062	58,825	14.80
Developed Non-Producing	3,410	1,182	756	588	486	9.65
Undeveloped	173,853	85,135	46,155	27,588	17,748	11.99
Total Proved	656,292	272,938	153,560	103,238	77,059	13.79
Probable	209,525	68,651	31,952	18,752	12,706	9.03
Total Proved plus Probable	865,817	341,588	185,512	121,990	89,765	12.64

North Sea
Proved
Developed Producing	(1,851)	(1,444)	(1,167)	(971)	(827)	(239.98)
Developed Non-Producing	12	11	10	9	8	87.81
Undeveloped	158	134	116	101	88	32.19
Total Proved	(1,681)	(1,299)	(1,042)	(862)	(731)	(121.55)
Probable	219	175	143	120	101	30.98
Total Proved plus Probable	(1,462)	(1,124)	(898)	(742)	(630)	(68.07)

Offshore Africa
Proved
Developed Producing	674	579	464	359	272	14.92
Developed Non-Producing	6	6	5	4	4	78.50
Undeveloped	1,565	1,033	700	482	334	27.81
Total Proved	2,245	1,618	1,169	845	610	20.75
Probable	1,431	960	672	487	364	35.90
Total Proved plus Probable	3,676	2,579	1,841	1,333	974	24.53

Total Company
Proved
Developed Producing	477,852	185,756	105,945	74,450	58,269	14.62
Developed Non-Producing	3,429	1,198	771	601	498	9.82
Undeveloped	175,576	86,303	46,971	28,170	18,170	12.11
Total Proved	656,857	273,257	153,687	103,221	76,938	13.72
Probable	211,174	69,786	32,767	19,359	13,171	9.20
Total Proved plus Probable	868,031	343,043	186,454	122,580	90,109	12.63

29	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Summary of Net Present Values of Future Net Revenue After Income Taxes
As of December 31, 2023
Forecast Prices and Costs

($ millions)	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%
North America
Proved
Developed Producing	369,022	144,276	82,796	58,476	45,947
Developed Non-Producing	2,917	930	573	441	362
Undeveloped	133,196	64,445	34,422	20,192	12,692
Total Proved	505,135	209,651	117,792	79,109	59,001
Probable	160,081	52,229	24,188	14,126	9,530
Total Proved plus Probable	665,216	261,880	141,980	93,234	68,531

North Sea
Proved
Developed Producing	(1,252)	(942)	(739)	(600)	(501)
Developed Non-Producing	12	11	10	9	8
Undeveloped	158	134	116	101	88
Total Proved	(1,082)	(797)	(614)	(491)	(405)
Probable	219	175	143	120	101
Total Proved plus Probable	(864)	(622)	(470)	(371)	(304)

Offshore Africa
Proved
Developed Producing	451	420	344	265	195
Developed Non-Producing	6	5	5	4	4
Undeveloped	1,187	780	523	355	240
Total Proved	1,644	1,205	872	624	439
Probable	1,110	751	529	386	290
Total Proved plus Probable	2,754	1,956	1,401	1,010	728

Total Company
Proved
Developed Producing	368,220	143,753	82,401	58,141	45,641
Developed Non-Producing	2,935	946	588	454	374
Undeveloped	134,541	65,359	35,061	20,647	13,019
Total Proved	505,696	210,059	118,051	79,242	59,035
Probable	161,410	53,155	24,861	14,631	9,921
Total Proved plus Probable	667,106	263,214	142,912	93,873	68,955

Canadian Natural 2023 Annual Information Form	30

Principal Documents Exhibits
Total Future Net Revenue (Undiscounted)
As of December 31, 2023
Forecast Prices and Costs

	North America		North Sea		Offshore Africa		Total Company
($ millions)	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable
Revenue	1,493,129	1,919,471	933	1,465	6,250	8,350	1,500,312	1,929,286
Royalties	290,898	385,844	—	—	210	283	291,108	386,127
Production Costs	428,384	525,653	577	875	1,792	2,126	430,752	528,655
Development Costs	95,791	119,151	105	119	1,486	1,731	97,382	121,001
ADR Costs for Future Development	1,314	1,941	—	—	34	51	1,348	1,992
Future Net Revenue Before Income Taxes Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	676,742	886,881	252	471	2,728	4,158	679,722	891,510
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	20,450	21,064	1,933	1,933	482	482	22,865	23,480
Future Net Revenue Before Income Taxes Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	656,292	865,817	(1,681)	(1,462)	2,245	3,676	656,857	868,031
Income Taxes	151,158	200,601	(598)	(598)	602	922	151,161	200,925
Future Net Revenue After Income Taxes	505,135	665,216	(1,082)	(864)	1,644	2,754	505,696	667,106

31	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Future Net Revenue By Product Type
As of December 31, 2023
Forecast Prices and Costs
Total Proved

Product Type	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value ($/BOE)
Light and Medium Crude Oil (including solution gas and other by-products)	6,291	16.85
Primary Heavy Crude Oil (including solution gas)	3,281	20.10
Pelican Lake Heavy Crude Oil (including solution gas)	3,956	20.18
Bitumen (Thermal Oil)	39,447	16.11
Synthetic Crude Oil	89,300	15.84
Natural Gas (including by-products but excluding solution gas and by-products from crude oil wells)	16,787	7.04
Total Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	159,063	14.20
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	(5,376)
Total Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	153,687	13.72
Total Proved plus Probable
Product Type	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value ($/BOE)
Light and Medium Crude Oil (including solution gas and other by-products)	9,230	17.95
Primary Heavy Crude Oil (including solution gas)	4,985	20.72
Pelican Lake Heavy Crude Oil (including solution gas)	5,091	18.82
Bitumen (Thermal Oil)	50,608	13.12
Synthetic Crude Oil	96,225	15.84
Natural Gas (including by-products but excluding solution gas and by-products from crude oil wells)	25,726	6.76
Total Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	191,866	13.00
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	(5,412)
Total Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	186,454	12.63

Canadian Natural 2023 Annual Information Form	32

Principal Documents Exhibits
Notes to Future Net Revenue Tables
1.Abandonment, Decommissioning and Reclamation ("ADR") costs included in the calculation of the future net revenue consist of both the Company's total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2023 and forecast estimates of ADR costs attributable to future development activity. The Company’s total ARO included in the reserves future net revenue is escalated at the rate of inflation described in the "Pricing Assumptions" section of this AIF.
2.For reserves in Canada, future net revenue includes carbon cost compliance in accordance with the proposed federal Greenhouse Gas Pollution Pricing Act, which reaches $170/tonne in 2030. For reserves in the North Sea, future net revenue includes carbon costs associated with the UK Emissions Trading Scheme.
3.Unit values ($/BOE) are based on company net reserves.
4.After-tax net present values consider the Company’s existing tax pool balances and current tax regulations and do not represent an estimate of the value at the consolidated entity level, which may be significantly different. For information at the consolidated entity level, refer to the Company’s Consolidated Financial Statements for the year ended December 31, 2023 and the annual MD&A for the year ended December 31, 2023, dated February 28, 2024.
5.Future net revenue is prior to provision for interest, general and administrative expenses, and the impact of any risk management activities.
Pricing Assumptions
The crude oil, natural gas and NGLs reference pricing and the inflation and exchange rates used in the preparation of reserves and related future net revenue estimates are as per the 3-consultant-average of price forecasts developed by Sproule, GLJ and McDaniel & Associates Consultants Ltd. ("McDaniel"), dated December 31, 2023. The following is a summary of the 3-consultant-average price forecast. All prices increase at a rate of 2% per year after 2028.

		2024	2025	2026	2027	2028
Crude Oil and NGLs
WTI	US$/bbl	73.67	74.98	76.14	77.66	79.22
WCS	C$/bbl	76.74	79.77	81.12	82.88	85.04
Canadian Light Sweet	C$/bbl	92.91	95.04	96.07	97.99	99.95
Cromer LSB	C$/bbl	93.57	95.86	96.46	98.39	100.36
Edmonton C5+	C$/bbl	96.79	98.75	100.71	102.72	104.78
Brent	US$/bbl	78.00	79.18	80.36	81.79	83.41
Natural Gas
AECO	C$/MMBtu	2.20	3.37	4.05	4.13	4.21
BC Westcoast Station 2	C$/MMBtu	2.06	3.25	3.93	4.01	4.09
Henry Hub	US$/MMBtu	2.75	3.64	4.02	4.10	4.18
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

33	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
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
2.Effective April 1, 2021, the COGE Handbook includes price forecast guidelines for the preparation of commodity price forecasts for use in reserve evaluations. For year-end 2023, the methodology used by Sproule, GLJ and McDaniel for determining their price forecasts is consistent with the COGE Handbook guidelines.
3.The forecast prices and costs assume the continuance of current laws and regulations, and any increases in wellhead selling prices also take inflation into account. Sales prices are based on reference prices as detailed above and adjusted for quality and transportation on an individual property basis.
4.The Company’s 2023 average pricing, net of blending costs and excluding risk management activities, was $98.49/bbl for light and medium crude oil, $75.67/bbl for primary heavy crude oil, $77.69/bbl for Pelican Lake heavy crude oil, $67.62/bbl for bitumen (thermal oil), $100.06/bbl for SCO, $53.04/bbl for NGLs, and $3.10/Mcf for natural gas.
5.Production and capital costs are escalated at the 3-consultant-average cost inflation rate of 0% per year for 2024 and 2% per year for 2025 and beyond for all products.
6.The 3-consultant-average foreign exchange rate used in the 2023 evaluation was 0.7517 US$/C$ for 2024 and 2025 and 0.7550 US$/C$ for 2026 and beyond.
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

Proved Undeveloped
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2021 First Attributed	2	5	—	119	—	2,068	69	541
Total	115	74	56	2,012	37	7,413	283	3,812
2022 First Attributed	7	9	—	693	37	870	54	945
Total	93	73	55	2,604	37	8,332	337	4,587
2023 First Attributed	26	24	—	68	35	2,063	82	579
Total	100	80	55	2,596	83	10,045	398	4,986

Canadian Natural 2023 Annual Information Form	34

Principal Documents Exhibits

Probable Undeveloped
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2021 First Attributed	2	3	—	39	—	2,037	60	443
Total	58	57	27	1,467	106	6,711	183	3,017
2022 First Attributed	3	10	—	195	13	953	72	451
Total	39	64	28	1,632	13	7,073	239	3,193
2023 First Attributed	13	15	—	30	18	1,076	43	299
Total	48	64	27	1,635	18	7,717	257	3,335
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

35	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Future Development Costs
The following table summarizes the undiscounted future development costs using the 3-consultant average inflation and foreign exchange rates as of December 31, 2023. Future development costs exclude all Abandonment, Decommissioning and Reclamation ("ADR") costs. ADR costs are included in the calculation of the future net revenue and consist of both the Company’s total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2023 and forecast estimates of ADR costs attributable to future development activity.

Future Development Costs (Undiscounted)
($ millions)	2024	2025	2026	2027	2028	Thereafter	Total	Total Discounted at 10%
Total Proved
North America	3,848	4,004	5,268	4,844	4,397	73,430	95,791	34,879
North Sea	44	21	19	15	2	2	105	90
Offshore Africa	249	488	379	78	52	239	1,486	1,167
Total Company	4,141	4,514	5,667	4,937	4,452	73,672	97,382	36,136
Total Proved plus Probable
North America	4,005	4,385	5,517	5,231	4,860	95,154	119,151	40,281
North Sea	44	21	19	15	7	12	119	98
Offshore Africa	255	539	429	78	52	377	1,731	1,317
Total Company	4,305	4,945	5,965	5,324	4,919	95,543	121,001	41,696
Management believes that internally generated cash flows, existing credit facilities and access to debt capital markets are sufficient to fund future development costs. The Company does not anticipate the costs of funding would make the development of any property uneconomic.

Canadian Natural 2023 Annual Information Form	36

Principal Documents Exhibits
Other Oil and Gas Information
DAILY PRODUCTION
Set forth below is a summary of the production, before royalties, from crude oil, natural gas and NGLs properties for the fiscal years ended December 31, 2023 and 2022.

	2023 Average Daily Production Rates		2022 Average Daily Production Rates
Region	Crude Oil & NGLs (bbl)	Natural Gas (MMcf)	Crude Oil & NGLs (bbl)	Natural Gas (MMcf)
North America
Northeast British Columbia	21,585	889	24,187	880
Northwest Alberta	63,654	869	59,712	808
Northern Plains	394,527	180	378,374	173
Southern Plains	12,507	198	13,446	210
Southeast Saskatchewan	3,827	3	4,252	3
Oil Sands Mining & Upgrading	451,339	—	425,945	—
North America Total	947,439	2,139	905,916	2,075
International
North Sea UK Sector	12,639	2	12,890	2
Offshore Africa	13,452	11	14,343	13
International Total	26,091	12	27,233	15
Company Total	973,530	2,151	933,149	2,090
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

37	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Northwest Alberta

BC
AB
SK
MB

■ Canadian Natural Lands
□ NW AB Area

This region is located west of Edmonton, Alberta along the border of British Columbia and Alberta and provides a premium land base in the deep basin, multi-zone, liquids-rich natural gas and light crude oil fairway. Northwest Alberta has a significant Montney and Spirit River land base, and provides exploration and development opportunities in combination with an extensive portfolio of owned and operated infrastructure. In this region, the Company produces liquids rich natural gas from multiple, often technically complex horizons, with formation depths ranging from 700 to 4,500 meters. Locations are identified with two dimensional and three dimensional seismic to predict channel and shoreface fairways. The southwest portion of this region also contains significant Foothills assets with natural gas produced from the deep Mississippian and Triassic aged reservoirs.
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

Canadian Natural 2023 Annual Information Form	38

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
The Company has a 100% interest in the operating thermal SAGD assets at Jackfish and in the undeveloped Pike lands located adjacent to Jackfish. The infrastructure at Jackfish consists of three processing plants and gathering systems that have a combined capacity of 120,000 bbl/d. The Company approved the decision to proceed with the development of the Pike 1 project. Drilling and pipeline development in support of the Pike 1 project is targeted to commence in late 2024. The Pike 1 project is targeted to add approximately 25,000 bbl/d upon completion, which is anticipated in 2027.
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

39	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Oil Sands Mining and Upgrading

BC
AB
SK
MB

■ Canadian Natural Lands
□ Oil Sands Mining

Horizon: The Company owns a 100% working interest in its Horizon oil sands leases which are located about 70 kilometers north of Fort McMurray, Alberta. In 2021, the Company completed an acquisition of a 5% net carried interest on an existing Company oil sands lease.
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
In 2018, the Company acquired the Joslyn oil sands project, adding to the Company's total oil sands mining and upgrading reserves. This incorporation of the Joslyn leases (now, Horizon South) to the mine plan has allowed mining to continue south of the previously existing Horizon leases with opportunity for further cost optimizations.
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

Canadian Natural 2023 Annual Information Form	40

Principal Documents Exhibits
United Kingdom North Sea
Through its wholly owned subsidiary, CNR International (U.K.) Limited, formerly Ranger Oil (U.K.) Limited, the Company has operated in the North Sea for over 40 years and has developed a significant database, extensive operating experience and an experienced staff. In 2023, the Company produced from 8 crude oil fields.
The northerly fields are centered around the Ninian field where the Company has a 100% operated working interest. The central processing facility is connected to other fields including the Strathspey, Columba BD, Columba E and Lyell fields where the Company operates with working interests of 91.6% to 100%.
In the central portion of the North Sea, the Company holds a 100% operated working interest in the T-block (comprising the Tiffany, Toni and Thelma fields).
The Company receives tariff revenue from third parties for the processing of crude oil and natural gas through certain processing facilities.
The decommissioning activities at the Banff and Kyle fields commenced in the second quarter of 2020 with cessation of production occurring in June of 2020. The decommissioning activities are targeted to be substantially complete in 2024.
The Company commenced abandonment of the Ninian North Platform in 2017. Dismantling and disposal of the platform topsides was completed in 2021, and jacket removal and dismantling was completed in 2022. These decommissioning activities were substantially completed in 2023 with regulatory close out expected in 2024.
In 2022, the prevailing regulatory and economic conditions and increasingly challenging commercial outlook in the United Kingdom led the Company to assess the viability of its North Sea operations. Following a detailed review of its development plans, the Company determined that the Ninian, Columba, Lyell and Strathspey fields are no longer economic and de-booked associated crude oil and natural gas reserves as at December 31, 2022. Planning for the decommissioning and abandonment of these fields is underway with Ninian well plug and abandonment having commenced in the fourth quarter of 2023.

41	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Offshore Africa
Côte d’Ivoire

CI-301
CI-302
ABIDJAN
CI-519
Jacqueville
CI-518
Grand Lahou
CI-503
CI-500
West Espoir
East Espoir
CI-102
Fresco
CI-11
CI-27
CI-26
CI-24
Acajou
Sassandra
CI-12
CI-531
CI-501
CI-502
CI-40
Kossipo
Baobab
CI-704
CI-705
CI-703
CI-504
CI-101
CI-706
CI-103
CI-205
CI-709
CI-707
CI-708
CI-526
25 Km
CI-603
CI-604
CI-605

■ Canadian Natural Lands – Côte d'Ivoire

■ Crude Oil Fields

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
South Africa

South Africa
Mossel Bay
Plettenberg Bay
Port Elizabeth
NW PLETMOS
PLETMOS INSH
ALGOA GAMTOO
ALGOA
Ga-A
Ga-Q
E-AG
E-M
F-AH
F-AO
F-AR
F-A
F-O
E-CN
E-BA
SCG BLOCK
E-AA
E-BD
E-AO
E-G
E-AJ
E-CB
E-BK
E-BL
BLOCK 09
013PR
56
OUTENIQUA
Block 11B / 12B
Production Right
013PR (Application area)
100 km

Canadian Natural Lands – South Africa

In 2012, the Company completed the conversion of its 100% owned oil sub-lease in respect of Block 11B/12B (the  “Block”) off the southeast coast of South Africa into an exploration right for petroleum for this area. The Company currently has a 20% non-operated working interest in the Block, having divested a 50% interest in the exploration right in a farm-out transaction in 2013 and an additional 30% interest in two separate farm out transactions in 2018. In 2018, the operator re-entered the suspended Brulpadda exploration well on the Block and subsequently announced the discovery of natural gas and condensate from that prospect. In 2020, the operator completed the drilling and testing of the Luiperd exploratory well on the Block and subsequently announced the discovery of natural gas and condensate on that prospect. In 2022, the operator, on behalf of the exploration rights holders, submitted an application to the government to convert the expiring exploration right to a production right, and is currently preparing a development plan for the Block (identified as Production Right 013PR on the map above). The application review is progressing and final ministerial approval is anticipated in 2024. Additional cash payments from some partners will be due to the Company after the grant of a production right and establishment of commerciality.

Canadian Natural 2023 Annual Information Form	42

Principal Documents Exhibits
Producing and Non-Producing Crude Oil and Natural Gas Wells
The following table summarizes the number of wells in which the Company has a working interest that were producing or mechanically capable of producing as of December 31, 2023.

Producing	Natural Gas Wells		Crude Oil Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	22,741	18,319.8	10,717	9,864.0	33,458	28,183.8
British Columbia	2,047	1,899.3	171	159.0	2,218	2,058.3
Saskatchewan	9,202	8,451.4	2,125	1,201.3	11,327	9,652.7
Manitoba	—	—	144	125.1	144	125.1
Total Canada	33,990	28,670.5	13,157	11,349.4	47,147	40,019.9
North Sea UK Sector	1	1.0	45	44.5	46	45.5
Offshore Africa
Côte d’Ivoire	—	—	22	12.8	22	12.8
Total Company	33,991	28,671.5	13,224	11,406.7	47,215	40,078.2
The following table summarizes the number of wells in which the Company has a working interest that were not producing or not mechanically capable of producing as of December 31, 2023.

Non-Producing	Natural Gas Wells		Crude Oil Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	9,166	7,672.5	12,758	11,607.5	21,924	19,280.0
British Columbia	2,345	2,096.5	412	363.5	2,757	2,460.0
Saskatchewan	1,142	1,069.7	3,366	2,739.4	4,508	3,809.1
Manitoba	—	—	156	104.7	156	104.7
Northwest Territories	86	13.3	—	—	86	13.3
Total Canada	12,739	10,852.0	16,692	14,815.1	29,431	25,667.1
United States Louisiana	—	—	2	0.4	2	0.4
North Sea UK Sector	2	2.0	22	22.0	24	24.0
Offshore Africa
Côte d’Ivoire	—	—	18	10.4	18	10.4
Total Company	12,741	10,854.0	16,734	14,847.9	29,475	25,701.9

43	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Properties With No Attributed Reserves
The following table summarizes the Company’s unproved property as of December 31, 2023.

Country (thousands of acres)	Gross	Net
Canada	23,056	18,805
US	1	1
North Sea UK Sector	105	103
Côte d’Ivoire	61	34
South Africa	2,933	587
Total Company	26,156	19,530
Where the Company holds interests in different formations under the same surface area pursuant to separate leases, the acreage for each lease is included in the gross and net amounts.
Canadian Natural has approximately 0.37 million net acres attributed to the North America properties which are currently expected to expire by December 31, 2024.
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
2023 COSTS INCURRED IN CRUDE OIL, NATURAL GAS AND NGLs ACTIVITIES

($ millions)	North America	North Sea	Offshore Africa	Total
Property Acquisitions
Proved	0	—	—	0
Unproved	—	—	—	—
Exploration	43	—	3	46
Development	5,039	558	187	5,784
	5,082	558	190	5,830
Add: Net non-cash and other costs (1)	(418)	(525)	(18)	(961)
Costs Incurred	4,664	33	172	4,869
(1)Non-cash and other costs are comprised primarily of changes in ARO and other fair value adjustments.

Canadian Natural 2023 Annual Information Form	44

Principal Documents Exhibits
Exploration and Development Activities
The following table summarizes the crude oil and natural gas drilling activities completed by the Company for the year ended December 31, 2023. Total success rate for 2023, excluding service and stratigraphic test wells, was 99%.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Canada – Exploration and Production
Crude Oil	1	0.8	227	220.6
Natural Gas	1	0.7	77	60.5
Dry	—	—	2	1.6
Service	—	—	51	50.0
Stratigraphic	—	—	24	24.0
Total	2	1.5	381	356.7
Canada – Oil Sands Mining and Upgrading
Service	—	—	12	10.5
Stratigraphic	—	—	394	334.3
Total	—	—	406	344.8
Total Canada	2	1.5	787	701.5
Total International	—	—	—	—
Company Total	2	1.5	787	701.5
2024 ACTIVITY
Safe, reliable, effective and efficient operations will continue to be a focus of the Company in 2024. In December 2023, the Company released its 2024 capital budget(1) of approximately $5,420 million. In addition, the Company expects to spend approximately $635 million on abandonment and reclamation obligations in 2024. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, to respond to price volatility, changes in project returns and the balancing of project risks and time horizons. In 2024, annual production is targeted to range between 1,330,000 BOE/d, and 1,380,000 BOE/d. The 2024 drilling budget is weighted towards longer cycle projects in the first half of the year, primarily thermal in situ, which is expected to drive production growth post-2024. In the second half of the year, the program will shift to being weighted towards shorter cycle development opportunities to align with incremental market egress.
The 2024 capital budget and production targets constitute forward-looking information. Refer to the "Advisory" section of this AIF for further details on forward-looking information.

(1)The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2023, dated February 28, 2024 for more details on net capital expenditures.

45	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
PRODUCTION ESTIMATES
The following table summarizes the estimated 2024 company gross proved and probable daily production included in the estimates of proved reserves and probable reserves as of December 31, 2023 using forecast prices and costs.

	Light and Medium Crude Oil (bbl/d)	Primary Heavy Crude Oil (bbl/d)	Pelican Lake Heavy Crude Oil (bbl/d)	Bitumen (Thermal Oil) (bbl/d)	Synthetic Crude Oil (bbl/d)	Natural Gas (MMcf/d)	Natural Gas Liquids (bbl/d)	Barrels of Oil Equivalent (BOE/d)
TOTAL PROVED
North America	39,515	69,565	44,280	264,085	438,065	1,847	62,886	1,226,219
North Sea	4,377					2		4,749
Offshore Africa	13,382					11		15,134
Total Company	57,274	69,565	44,280	264,085	438,065	1,860	62,886	1,246,103
TOTAL PROBABLE
North America	5,176	6,544	1,541	—	22,990	229	8,613	83,054
North Sea	253					—		325
Offshore Africa	635					1		769
Total Company	6,063	6,544	1,541	—	22,990	230	8,613	84,147

Canadian Natural 2023 Annual Information Form	46

Principal Documents Exhibits
Production History and Netbacks

	2023
	Q1	Q2	Q3	Q4	Year Ended
North America Production and Netbacks by Product (1)
Light and Medium Crude Oil (2)
Average daily production (before royalties) (bbl/d)	48,954	47,494	47,544	48,116	48,024
Average daily sales volumes (before royalties) (bbl/d)	48,965.9	47,491	47,565	48,145	48,038
Netbacks ($/bbl)
Sales price (3)	90.52	90.22	100.87	91.58	93.30
Transportation (4)	3.37	4.22	4.45	4.16	4.05
Royalties (5)	17.81	15.57	16.98	16.01	16.60
Production expenses (6)	29.57	27.16	24.47	21.89	25.76
Netback	39.77	43.27	54.97	49.52	46.89
Primary Heavy Crude Oil (2)
Average daily production (before royalties) (bbl/d)	77,690	76,498	76,377	80,095	77,668
Average daily sales volumes (before royalties) (bbl/d)	78,779	75,673	75,460	81,330	77,811
Netbacks ($/bbl)
Sales price (3)	60.31	76.20	93.80	72.90	75.67
Transportation (4)	4.36	5.08	4.82	4.77	4.75
Royalties (5)	8.70	10.96	18.23	12.89	12.68
Production expenses (6)	21.47	20.07	19.68	18.28	19.85
Netback	25.78	40.09	51.07	36.96	38.39
Pelican Lake Heavy Crude Oil (2)
Average daily production (before royalties) (bbl/d)	48,244	47,151	46,897	46,046	47,078
Average daily sales volumes (before royalties) (bbl/d)	48,307	46,297	46,544	46,609	46,934
Netbacks ($/bbl)
Sales price (3)	67.57	76.66	93.19	73.47	77.69
Transportation (4)	4.56	4.69	4.04	4.11	4.35
Royalties (5)	18.35	18.63	27.63	17.93	20.63
Production expenses (6)	9.63	8.55	8.02	8.11	8.58
Netback	35.03	44.79	53.50	43.32	44.13
Bitumen (Thermal Oil) (2)
Average daily production (before royalties) (bbl/d)	242,884	238,941	287,085	278,422	262,000
Average daily sales volumes (before royalties) (bbl/d)	245,416	241,764	284,791	281,366	263,491
Netbacks ($/bbl)
Sales price (3)	48.60	66.51	89.50	62.64	67.62
Transportation (4)	5.47	5.41	4.35	4.13	4.79
Royalties (5)	7.70	10.67	18.67	11.16	12.30
Production expenses (6)	15.94	14.59	11.47	11.31	13.17
Netback	19.49	35.84	55.01	36.04	37.36
Natural Gas
Average daily production (before royalties) (MMcf/d) (7)	2,127	2,072	2,139	2,218	2,139
Netbacks ($/Mcf)
Sales price (3)	4.22	2.47	2.76	2.75	3.04
Transportation (4)	0.57	0.58	0.56	0.54	0.56
Royalties (5)	0.27	0.07	0.09	0.09	0.13
Production expenses (6)	1.43	1.35	1.22	1.09	1.27
Netback	1.95	0.47	0.89	1.03	1.08
Natural Gas Liquids (2)
Average daily production (before royalties) (bbl/d)	59,577	55,059	61,678	68,900	61,330
Average daily sales volumes (before royalties) (bbl/d)	59,577	55,059	61,678	68,900	61,330
Netbacks ($/bbl)
Sales price (3)	59.08	49.05	49.87	53.93	53.04
Transportation (4)	2.52	2.70	2.73	2.74	2.67
Royalties (5)	8.84	6.92	6.36	5.45	6.82
Production expenses (6)	9.62	10.16	8.56	7.42	8.85
Netback	38.10	29.27	32.22	38.32	34.70

47	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits

	2023
	Q1	Q2	Q3	Q4	Year Ended
North Sea Production and Netbacks by Product (1)
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	13,240	12,699	12,016	12,616	12,639
Average daily sales volumes (before royalties) (bbl/d)	0	19,991	7,839	15,032	10,749
Netbacks ($/bbl)
Sales price (3)	—	106.39	108.22	118.50	110.99
Transportation (4)	—	2.35	1.96	1.17	1.86
Royalties (5)	—	0.36	0.42	0.24	0.33
Production expenses (6)	—	81.32	83.44	92.28	85.57
Netback	—	22.36	22.40	24.81	23.23
Natural Gas
Average daily production (before royalties) (MMcf/d) (7)	3	2	1	2	2
Netbacks ($/Mcf)
Sales price (3)	11.81	9.48	9.99	9.66	10.45
Transportation (4)	—	—	—	—	—
Royalties (5)	—	—	—	—	—
Production expenses (6)	10.80	9.17	9.19	9.52	9.85
Netback	1.01	0.31	0.80	0.14	0.60
Offshore Africa Production and Netbacks by Product (1)
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	14,091	13,821	12,703	13,213	13,452
Average daily sales volumes (before royalties) (bbl/d)	10,393	18,603	12,769	17,705	14,882
Netbacks ($/bbl)
Sales price (3)	98.60	100.68	118.09	107.88	106.25
Transportation (4)	—	—	—	—	—
Royalties (5)	9.46	10.77	8.90	10.58	10.08
Production expenses (6)	21.90	19.44	20.04	23.25	21.14
Netback	67.24	70.47	89.15	74.05	75.03
Natural Gas
Average daily production (before royalties) (MMcf/d) (7)	9	11	11	11	10
Netbacks ($/Mcf)
Sales price (3)	14.28	13.71	12.44	12.51	13.19
Transportation (4)	0.18	0.17	0.17	0.18	0.19
Royalties (5)	0.69	0.65	0.59	0.59	0.62
Production expenses (6)	7.35	4.17	7.21	8.65	6.83
Netback	6.06	8.72	4.47	3.09	5.55
Total Exploration and Production
Barrels of Oil Equivalent (BOE) (8)
Average daily production (before royalties) (BOE/d)	861,163	839,080	902,761	919,180	880,766
Average daily sales volumes (before royalties) (BOD/d)	847,922	852,295	895,107	930,859	881,810
Netbacks ($/BOE) (1)
Sales price (3)	44.98	48.94	59.40	48.41	50.54
Transportation (4)	4.03	4.11	3.78	3.61	3.88
Royalties (5)	6.56	6.75	10.61	7.05	7.77
Production expenses (6)	13.51	14.24	11.64	11.75	12.74
Netback	20.88	23.84	33.37	26.00	26.15
Oil Sands Mining and Upgrading Production and Netback (1)
SCO
Average daily production (before royalties) (bbl/d) (9)	458,228	355,246	490,853	500,133	451,339
Average daily sales volumes (before royalties) (bbl/d)	462,021	350,041	492,926	491,339	449,282
Netbacks ($/bbl)
Sales price (3) (10)	96.07	95.08	108.55	98.73	100.06
Transportation (4)	1.52	2.03	2.18	1.85	1.89
Royalties (5) (11)	10.04	13.58	21.90	11.57	14.43
Production expenses (6)	25.06	31.28	22.12	20.96	24.32
Netback	59.45	48.19	62.35	64.35	59.42

Canadian Natural 2023 Annual Information Form	48

Principal Documents Exhibits
Notes to Production History and Netback Tables
(1)Netback is a non-GAAP financial measure that represents the net cash flows provided from core activities after the impact of all costs associated with bringing a product to market, on a per unit basis. The Company considers netback a key measure in evaluating its performance as it demonstrates the efficiency and profitability of the Company's activities. The netback calculations include the non-GAAP financial measures: realized price and transportation. Refer to the discussion of netbacks in the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2023, dated February 28, 2024, for additional non-GAAP disclosure.
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
(10)SCO sales price is net of feedstock and blending costs.
(11)Royalty expense in the Oil Sands Mining and Upgrading segment is calculated based on bitumen royalties expensed during the period.
Selected Financial Information

($ millions, except per common share amounts)		2023	2022
Product sales (1)		$40,835	$49,530
Crude oil and NGLs		$37,300	$43,009
Natural gas		$2,575	$5,236
Net earnings		$8,233	$10,937
Per common share	– basic	$7.54	$9.64
	– diluted	$7.47	$9.52
Adjusted net earnings from operations (2)		$8,533	$12,863
Per common share	– basic (3)	$7.82	$11.33
	– diluted (3)	$7.74	$11.19
Cash flows from operating activities		$12,353	$19,391
Adjusted funds flow (2)		$15,274	$19,791
Per common share	– basic (3)	$14.00	$17.44
	– diluted (3)	$13.86	$17.22
Total assets		$75,955	$76,142
Long-term debt, net (4)		$9,922	$10,525
Cash flows used in investing activities		$4,858	$4,987
Net capital expenditures (5)		$4,909	$5,136
Abandonment expenditures, net (2)		$509	$335
Notes to Selected Financial Information
(1)Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements for the years ended December 31, 2023 and December 31, 2022, dated February 28, 2024.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2023, dated February 28, 2024.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2023, dated February 28, 2024.
(4)Capital management measure. Refer to note 16 to the Company's audited consolidated financial statements for the years ended December 31, 2023 and December 31, 2022, dated February 28, 2024.
(5)Non-GAAP Financial Measure. The composition of this measure has been updated for all periods presented. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2023, dated February 28, 2024.

49	Canadian Natural 2023 Annual Information Form

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

	2023	2022(1)	2021
Cash dividends declared per common share	$3.70	$4.60	$2.00
(1)     Includes a special cash dividend of $1.50 per common share, as discussed below.
On February 28, 2024, the Board of Directors increased the regular quarterly cash dividend declared per common share from $1.00 to $1.05 beginning with the dividend payable on April 5, 2024.
In 2023, Board of Directors approved two increases in the regular quarterly cash dividend. The first increase was approved on March 1, 2023 and increased the quarterly cash dividend declared per common share from $0.85 to $0.90, beginning with the dividend payable on April 5, 2023. The second increase was declared on November 1, 2023, and increased the regular quarterly cash dividend declared per common share to $1.00 beginning with the dividend payable on January 5, 2024.
In 2022, the Board of Directors approved two increases in the regular quarterly cash dividend and a special cash dividend of $1.50 per common share (payable on August 23, 2022) for a total dividend amount of $4.60 per common share. The first increase in the regular quarterly cash dividend was approved on March 2, 2022 and increased the quarterly cash dividend to $0.75 per common share, beginning with the dividend payable on April 5, 2022. The second increase was approved on November 3, 2022 and increased the quarterly cash dividend to $0.85 per common share, beginning with the dividend payable on January 5, 2023.
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
On February 28, 2024, the Company's Board of Directors approved a resolution to subdivide the Company's common shares on a two for one basis, subject to shareholder approval and the Company having obtained all regulatory approvals, including TSX approval. The proposal will be voted on at the Company's Annual and Special Meeting of Shareholders to be held on May 2, 2024.
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

Canadian Natural 2023 Annual Information Form	50

Principal Documents Exhibits

	Senior Unsecured Debt Securities	Commercial Paper	Outlook/Trend (1)
Moody’s Investors Service, Inc. (“Moody’s”)	Baa1	P-2	Stable
S&P Global Ratings (“S&P”)	BBB-	A-3	Stable
DBRS Limited (“DBRS”)	A (low)	—	Stable
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

51	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
Market for Securities
The Company’s common shares are listed and posted for trading on the TSX and the NYSE under the symbol CNQ. Set forth below is the trading activity of the Company’s common shares on the TSX in 2023.

	2023 Monthly Historical Trading on TSX
Month	High	Low	Close	Volume
January	$82.89	$69.92	$81.67	92,974,226
February	$82.00	$73.52	$77.11	82,835,413
March	$82.16	$67.13	$74.79	208,969,240
April	$83.18	$77.72	$82.56	105,316,828
May	$82.95	$72.83	$73.13	84,167,020
June	$76.90	$69.83	$74.48	183,548,362
July	$81.25	$71.61	$80.19	109,144,199
August	$87.97	$77.81	$87.42	128,410,137
September	$90.70	$82.33	$87.84	237,808,299
October	$92.40	$81.68	$88.06	110,582,812
November	$93.44	$85.14	$90.61	143,093,466
December	$92.76	$82.34	$86.81	210,205,281
On March 1, 2023, the Board of Directors passed a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of a Normal Course Issuer Bid ("NCIB"), up to 92,298,006 common shares, being 10.0% of the public float (as determined in accordance with the rules of the TSX) as at February 28, 2023 (the "2023 NCIB").
For the year ended December 31, 2023, the Company purchased 40,050,000 common shares at a weighted average price of $82.86 per common share, which includes share repurchases for the period January 1, 2023 through March 10, 2023 that were executed under its prior NCIB, which expired on March 10, 2023. Subsequent to year-end, up to and including March 12, 2024, the Company purchased 5,175,000 shares under the 2023 NCIB at a weighted average price of $87.95 per common share.
On February 28, 2024, the Board of Directors passed a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase up to 90,231,429 common shares (being 10.0% of the Company's public float as at February 29, 2024 as determined in accordance with the rules of the TSX) by way of NCIB commencing on March 13, 2024 and expiring on March 12, 2025. Any purchases will be made through the facilities of the TSX, alternative Canadian trading platforms, and the NYSE.

Canadian Natural 2023 Annual Information Form	52

Principal Documents Exhibits
Directors and Executive Officers
The names, municipalities of residence, offices held with the Company and principal occupations of the Directors and Executive Officers of the Company for the five preceding years, are set forth below. Further detail on the Directors and Named Executive Officers are found in the Company’s Information Circular dated March 13, 2024 incorporated herein by reference.

Name	Position Presently Held	Principal Occupation During Past 5 Years

Catherine M. Best, FCPA, ICD.D Calgary, Alberta Canada	Director (1)(2) (age 70)	Corporate director. She has served continuously as a director of the Company since November 2003 and is currently serving on the board of directors of Superior Plus Corporation. She is also a member of the Board of The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.
M. Elizabeth Cannon, Ph.D., O.C. Calgary, Alberta Canada	Director (4)(5) (age 61)	Corporate director. She is currently President Emerita at the University of Calgary, having previously served at the University of Calgary as Dean of the Schulich School of Engineering from 2006-2010, and then as President and Vice Chancellor from 2010-2018. She was appointed as a director of the Company on November 5, 2019.

N. Murray Edwards, O.C. St. Moritz, Switzerland	Executive Chair and Director (age 64)
Corporate director and investor. He has served continuously as a director of the Company since September 1988. Currently, he is Chairman and serving on the board of directors of Ensign Energy Services Inc. and Magellan Aerospace Corporation.

Christopher L. Fong Calgary, Alberta Canada	Director (3)(5) (age 74)	Corporate director. He has served continuously as a director of the Company since November 2010. He is currently serving on the board of directors of Computer Modelling Group Ltd.
Ambassador Gordon D. Giffin Sarasota, Florida U.S.A.	Director (1)(4) (age 74)	Partner and Global Vice Chair emeritus, Dentons US LLP (law firm); prior thereto Senior Partner, McKenna Long & Aldridge LLP (law firm) from May 2001 until its merger with Dentons in 2015. He has served continuously as a director of the Company since May 2002. He is also currently serving on the board of trustees of the Carter Presidential Center.
Wilfred A. Gobert Calgary, Alberta Canada	Director (1)(2)(4) (age 76)	Independent businessman. He has served continuously as a director since November 2010. He is currently serving on the board of directors of Paramount Resources Ltd.
Christine M. Healy Montreal, Quebec Canada	Director(1)(4) (age 52)	Corporate director and President of AMEA (Asia, Middle East and Australia) of AtkinsRealis (EPC company). Prior thereto, Senior Vice President, Carbon Neutrality and Continental Europe for TotalEnergies from 2021 to 2023. From 2018 to 2020, Country Chair, President and CEO of Total E&P Canada. Prior to her tenure with TotalEnergies, Ms. Healy was Chief Strategy Officer and General Counsel of Maersk Oil and Gas. She was appointed as a director of the Company effective February 27, 2024.

53	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Steve W. Laut Calgary, Alberta Canada	Director (3)(5) (age 66)	Corporate director. He was an officer of the Company until May 5, 2020. He has served continuously as a director of the Company since August 2006.
Honourable Frank J. McKenna P.C., O.C., O.N.B., K.C. Cap Pelé, New Brunswick Canada	Director (2)(4) (age 76)	Deputy Chair, TD Bank Group (bank). He has served continuously as a director of the Company since August 2006. Currently serving on the board of directors of Brookfield Asset Management Inc.
David A. Tuer Calgary, Alberta Canada	Director (1)(5) (age 74)	Corporate director. Prior thereto, Chairman, Optiom Inc. (private insurance company) since 2015; prior thereto, from 2010 to 2015, the Vice-Chairman and Chief Executive Officer of Teine Energy Ltd. (private oil and gas exploration company) and served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd., the predecessor to Teine Energy Ltd. from 2008 to 2010. He has served continuously as a director of the Company since May 2002.
Scott G. Stauth Calgary, Alberta Canada	President and Director(3)(6)(7) (age 58)	Officer of the Company. He was appointed to the Board of Directors on February 27, 2024.
Annette M. Verschuren, O.C. Toronto, Ontario Canada	Director (2)(3) (age 67)	Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She has served as a director of the Corporation continuously since November 2014. She currently serves as Chancellor of Cape Breton University and as a director of Liberty Mutual Insurance Group and a board member of numerous non-profit organizations. Currently serving on the board of directors of Air Canada and Saputo Inc.
Tim S. McKay Calgary, Alberta Canada	Vice Chairman (6) (age 62)	Officer of the Company. He served continuously as President and as a director of the Company from February 2018 to February 2024.
Troy J.P. Andersen Calgary, Alberta Canada	Senior Vice-President, Canadian Conventional Field Operations (age 45)	Officer of the Company.
Brenda G. Balog Heritage Pointe, Alberta Canada	Vice-President, Legal and General Counsel (age 55)	Officer of the Company since April 2023. Prior thereto, Manager, Legal, Corporate Operations since 2011.
Calvin J. Bast Calgary, Alberta Canada	Senior Vice-President, Production (age 49)	Officer of the Company.

Canadian Natural 2023 Annual Information Form	54

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Victor C. Darel Calgary, Alberta Canada	Senior Vice-President, Finance and Principal Accounting Officer (age 42)	Officer of the Company since May 2021. Prior thereto, Manager, Financial Reporting from April 2017 to October 2019, Controller, Corporate Reporting from November 2019 to May 2021, and most recently Vice-President, Finance and Principal Accounting Officer from May 2021 to June 2023.
Jay E. Froc Calgary, Alberta Canada	Chief Operating Officer, Oil Sands Mining and Upgrading (age 58)	Officer of the Company.
Dwayne F. Giggs Calgary, Alberta Canada	Senior Vice-President, Exploration (age 47)	Officer of the Company since April 2021. Prior thereto, Exploration Manager from January 2017 to April 2021, and most recently Vice President - Exploration West from April 2021 to November 2021.
Dean W. Halewich Calgary, Alberta Canada	Senior Vice-President, Safety, Risk Management and Innovation (age 56)	Officer of the Company.
Ronald K. Laing Calgary, Alberta Canada	Senior Vice-President, Corporate Development and Land (age 54)	Officer of the Company.
Devin C. Lowe Calgary, Alberta Canada	Senior Vice-President, Exploitation (age 50)	Officer of the Company.
Erin L. Lunn Calgary, Alberta Canada	Vice-President, Land (age 49)	Officer of the Company since February 2022. Prior thereto Land Manager, Negotiations from July 2016 to February 2022.
Mark A. Overwater Calgary, Alberta Canada	Vice-President, Marketing (age 56)	Officer of the Company since February 2023. Prior thereto Director, Crude Oil Marketing since May 2017.
Kyle G. Pisio Calgary, Alberta Canada	Vice-President, Drilling, Completions and Asset Retirement (age 42)	Officer of the Company since June 2021. Prior thereto Manager, Completions Engineering from July 2016 to June 2021.
Warren P. Raczynski Calgary, Alberta Canada	Senior Vice-President, Thermal (age 51)	Officer of the Company since June 2019. Prior thereto, Manager, Exploitation until June 2019, and most recently Vice-President, Exploitation, Jackfish from June 2019 to April 2022.

55	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits

Name	Position Presently Held	Principal Occupation During Past 5 Years

Roy D. Roth Calgary, Alberta Canada	Vice-President, Facilities and Pipelines (age 50)	Officer of the Company.
Kara L. Slemko Calgary, Alberta Canada	Vice-President, Corporate Development and Commercial Operations (age 54)	Officer of the Company.
Mark A. Stainthorpe Calgary, Alberta Canada	Chief Financial Officer (age 46)	Officer of the Company.
Trevor T. Wagil Sturgeon County, Alberta Canada	Senior Vice-President, Oil Sands Mining (age 39)	Officer of the Company since 2020. Prior thereto Director, Bitumen Production, Horizon from January 2018 to January 2020, and most recently, Vice-President, Horizon Bitumen Production from January 2020 to January 2024.
Robin S. Zabek Calgary, Alberta Canada	Chief Operating Officer, Exploration and Production (age 52)	Officer of the Company.
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Health, Safety, Asset Integrity and Environmental Committee.
(4)Member of the Nominating, Governance and Risk Committee.
(5)Member of the Reserves Committee.
(6)Mr. Tim S. McKay stepped down as President effective February 28, 2024 and assumed the role of Vice-Chairman to support management transition until his retirement. Mr. McKay resigned as a Director of the Company effective February 27, 2024.
(7)Mr. Scott G. Stauth was appointed President of the Company effective February 28, 2024.
All directors stand for election at each Annual Meeting of the Company's Shareholders. With the exception of Ms. Christine M. Healy and Mr. Scott G. Stauth, all of the current directors were elected to the Board at the last Annual Meeting of the Company's Shareholders held on May 4, 2023. Mr. Stauth and Ms. Healy were appointed to the Company's Board of Directors on February 27, 2024.
As of the date hereof, 10 of the 12 directors are independent. The two management directors are Mr. N. Murray Edwards, and Mr. Scott G. Stauth.
As at December 31, 2023, the directors and executive officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, in the aggregate, approximately 24 million common shares (approximately 2%) of the total outstanding common shares of 1,072,408,000 (approximately 3% after the exercise of options held by them pursuant to the Company’s stock option plan).
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

Canadian Natural 2023 Annual Information Form	56

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
During the year ended December 31, 2023, there were no penalties or sanctions imposed against the Company by a court of competent jurisdiction or other regulatory body relating to securities legislation or by a securities regulatory authority and the Company has not entered into any settlement agreements before a court of competent jurisdiction or other regulatory body relating to securities legislation or with a securities regulatory authority.
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
INTERESTS OF EXPERTS
The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 28, 2024 in respect of the Company’s consolidated financial statements as at December 31, 2023 and December 31, 2022 and for each of the three years in the period ended December 31, 2023 and the Company’s internal control over financial reporting as at December 31, 2023. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct with Guidance of the Chartered Professional Accountants of Alberta and the rules of the US Securities and Exchange Commission.
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
AUDIT COMMITTEE INFORMATION
Audit Committee Members
The Audit Committee of the Board of Directors is comprised of Ms. C. M. Best, Chair, Messrs. G. D. Giffin, W.A. Gobert and D. A. Tuer, and Ms. C.M. Healy, each of whom is independent and financially literate as those terms are defined under Canadian securities regulations, National Instrument 52-110 and the NYSE listing standards as they pertain to audit committees of listed issuers. The education and experience of each member of the Audit Committee relevant to their responsibilities as an Audit Committee member is described below.
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

57	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
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
Ms. C.M. Healy holds a B.A. (Hon.), Economics from Memorial University and a Juris Doctor from Osgoode Hall Law School. Ms. Healy's education and experience relevant to the performance of her responsibilities as an audit committee member is derived from her professional training and a 26 year legal/business career in the energy industry in both the public and private sector, which involved complex accounting and audit-related issues associated with strategic development of business assets, portfolio management, mergers and acquisitions and complex commercial issues and transactions associated with resource management and development both domestically and internationally. She gained an understanding of audit committee functions and internal controls for financial reporting through her executive oversight of those functions in various chief executive and senior management roles. Ms. Healy was also Vice Chair of the Board and Chair of the Audit and Risk Committee for Lester B. Pearson United World College of the Pacific.
Auditor Service Fees
The Audit Committee of the Board of Directors in 2023 approved specified audit and non-audit services to be performed by PricewaterhouseCoopers LLP (“PwC”). The services provided include: (i) the annual audit of the Company's consolidated financial statements and internal controls over financial reporting, reviews of the Company's quarterly unaudited consolidated financial statements, audits of certain of the Company's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings as set out in "Audit fees" in the table below; (ii) audit related services including pension assets, Crown Royalty Statements, and GHG emissions; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters as set out in "Tax fees" in the table below; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library as set out in "All other fees" in the table below.

Auditor service (000’s)	2023	2022
Audit fees	$2,465	$2,327
Audit related fees (1)	1,421	698
Tax fees	400	402
All other fees	6	9
Total	$4,292	$3,436
(1) Audit related fees in 2023 included an increase of $0.7 million due to 2022 GHG emissions and verification procedures being performed in fiscal year 2023 as well as accelerating the timing of the 2023 procedures.
The Charter of the Audit Committee of the Company is attached as Schedule “C” to this AIF.

Canadian Natural 2023 Annual Information Form	58

Principal Documents Exhibits
ADDITIONAL INFORMATION
Additional information relating to the Company can be found on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov.
Additional information including Directors' and Executive Officers' remuneration and indebtedness, Director nominees standing for re-election, principal holders of the Company's securities, options to purchase the Company's securities and the interest of insiders in material transactions is contained in the Company's Notice of Annual Meeting and Information Circular dated March 13, 2024 in connection with the Annual and Special Meeting of Shareholders of Canadian Natural to be held on May 2, 2024 which information is incorporated herein by reference. Additional financial information and discussion of the affairs of the Company and the business environment in which the Company operates is provided in the Company's MD&A, comparative Consolidated Financial Statements and Supplementary Oil & Gas Information for the most recently completed fiscal year ended December 31, 2023 respectively, as set forth in the 2023 Annual Report to the Shareholders, which information is incorporated herein by reference.
For additional copies of this AIF, please contact:
Corporate Secretary of the Corporation at:
2100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8

59	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
SCHEDULE “A”
FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
Report on Reserves Data
To the Board of Directors of Canadian Natural Resources Limited (the “Company”):
1.We have evaluated and reviewed the Company’s North America, United Kingdom and Offshore Africa petroleum and natural gas reserves data as at December 31, 2023. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2023, estimated using forecast prices and costs.
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
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to total proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and reviewed for the year ended December 31, 2023, and identifies the respective portions thereof that we have evaluated and reviewed and reported on to the Company’s management and board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
			Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	December 31, 2023	Canada and USA	—	80,178	10,267	90,445
Sproule International Limited	December 31, 2023	United Kingdom and Offshore Africa	—	942	—	942
Total			—	81,120	10,267	91,387
6.In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.
7.We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports as of December 31, 2023.
8.Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Canadian Natural 2023 Annual Information Form	60

Principal Documents Exhibits
Executed as to our report referred to above:

Sproule Associates Limited Calgary, Alberta, Canada, February 28, 2024	Sproule International Limited Calgary, Alberta, Canada, February 28, 2024
Original Signed By SIGNED "GARY R. FINNIS" "Professional Stamp" Gary R. Finnis, P.Eng. Senior Manager, Engineering Date: February 28, 2024 APEGA ID 62965	Original Signed By SIGNED "ILIA CHAIKINE" Ilia Chaikine Petroleum Engineer DATE: February 28, 2024 APEGA ID 138300
Original Signed By SIGNED "ALEXEY ROMANOV" Alexey Romanov, Ph.D., P.Geo Senior Geoscientist February 28, 2024 RM APEGA ID 112313
Sproule Associates Limited APEGA Permit #00417	Sproule International Limited APEGA Permit #06151
Original Signed By SIGNED "STEVEN GOLKO" Steven Golko, P.Eng. Managing Director, Reservoir Services Date: February 28, 2024 RM APEGA ID 80169	Original Signed By SIGNED "MEGHAN KLEIN" "Professional Stamp" Meghan Klein, P.Eng. Senior Manager, Engineering Date: February 28, 2024 RM APEGA ID 84981

61	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits
FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
Report on Reserves Data
To the Board of Directors of Canadian Natural Resources Limited (the “Company”):
1.We have evaluated the Company’s Canadian Oil Sands Mining and Upgrading reserves data as at December 31, 2023. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2023, estimated using forecast prices and costs.
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
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to total proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2023, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management and board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
			Audited	Evaluated	Reviewed	Total
GLJ Ltd.	December 31, 2023	Canada	—	95,067	—	95,067
Total			—	95,067	—	95,067
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

GLJ Ltd., Calgary, Alberta, Canada, February 28, 2024
"Original Signed By" Tracy Bellingham, P.Eng. Vice President

Canadian Natural 2023 Annual Information Form	62

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
The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:
(a)the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and
(c)the content and filing of this report.

63	Canadian Natural 2023 Annual Information Form

Principal Documents Exhibits

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Original Signed By

SIGNED "SCOTT G. STAUTH"
Scott G. Stauth
President

Original Signed By

SIGNED "MARK A. STAINTHORPE"
Mark A. Stainthorpe
Chief Financial Officer

Original Signed By

SIGNED "DAVID A. TUER"
David A. Tuer
Independent Director and Chair of the Reserves Committee

Original Signed By

SIGNED "CATHERINE M. BEST"
Catherine M. Best
Independent Director and Chair of the Audit Committee

Dated this 28th day of February, 2024

Canadian Natural 2023 Annual Information Form	64

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

65	Canadian Natural 2023 Annual Information Form

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
(iv)cooperation received from the Corporation’s personnel during the audit;
(v)internal resources used;
(vi)significant transactions outside of the normal business of the Corporation;

Canadian Natural 2023 Annual Information Form	66

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

67	Canadian Natural 2023 Annual Information Form

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

Canadian Natural 2023 Annual Information Form	68

Principal Documents Exhibits

CANADIAN NATURAL RESOURCES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
February 28, 2024

Principal Documents Exhibits

Consolidated Financial Statements

1	Canadian Natural 2023 Annual Report

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
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has been engaged, as approved by a vote of the shareholders at the Company’s most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:
▪the Company’s consolidated financial statements as at and for the year ended December 31, 2023; and
▪the effectiveness of the Company’s internal control over financial reporting as at December 31, 2023.
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

SIGNED "SCOTT G. STAUTH"	SIGNED "MARK A. STAINTHORPE"	SIGNED "VICTOR C. DAREL"

SCOTT G. STAUTH	MARK A. STAINTHORPE, CFA	VICTOR C. DAREL, CPA, CA
President	Chief Financial Officer	Senior Vice-President, Finance and Principal Accounting Officer
Calgary, Alberta, Canada
February 28, 2024

Canadian Natural 2023 Annual Report	2

Principal Documents Exhibits

Management’s Assessment of Internal Control over Financial Reporting
Management of Canadian Natural Resources Limited (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.
Management, including the Company’s President and the Company’s Chief Financial Officer, performed an assessment of the Company’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").
Based on the assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2023. Management recognizes that all internal control systems have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has provided an opinion on the Company’s internal control over financial reporting as at December 31, 2023, as stated in their accompanying Report of Independent Registered Public Accounting Firm.

SIGNED "SCOTT G. STAUTH"	SIGNED "MARK A. STAINTHORPE"

SCOTT G. STAUTH	MARK A. STAINTHORPE, CFA
President	Chief Financial Officer
Calgary, Alberta, Canada
February 28, 2024

3	Canadian Natural 2023 Annual Report

Principal Documents Exhibits

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Canadian Natural Resources Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Canadian Natural Resources Limited and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Canadian Natural 2023 Annual Report	4

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
The Impact of Crude Oil and Natural Gas Reserves on Property, Plant and Equipment Assets in the North America Exploration and Production Segment
As described in Notes 1, 4 and 7 to the Company’s consolidated financial statements, the property, plant and equipment (PP&E) balance in the North America Exploration and Production segment was $24.6 billion as of December 31, 2023. Depletion, depreciation and amortization (DD&A) expense for the North America Exploration and Production segment was $3.6 billion for the year ended December 31, 2023. In accordance with the Company’s accounting policies, crude oil and natural gas properties in the North America Exploration and Production segment, excluding certain major components, are depleted using the unit-of-production method based on proved reserves. Estimates of the Company’s crude oil and natural gas reserves are based on estimated future prices and production costs, expected future rates of production and the timing and amount of future development expenditures. Management utilizes third party specialists, specifically independent qualified reserve evaluators, to evaluate and review its estimates of crude oil and natural gas reserves. These estimates are utilized for the calculation of DD&A expense.
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
The procedures performed also included, among others, evaluating whether the assumptions used by management’s specialists related to estimated future prices and production costs, expected future rates of production, and the timing and amount of future development expenditures were reasonable considering the current and past performance of the Company, consistency with industry pricing forecasts, and whether they were consistent with evidence obtained in other areas of the audit, as applicable. Additionally, these procedures also included testing the unit-of-production rates used to calculate DD&A expense.

/s/ "PricewaterhouseCoopers LLP"
Chartered Professional Accountants

Calgary, Canada
February 28, 2024

We have served as the Company's auditor since 1973.

5	Canadian Natural 2023 Annual Report

Principal Documents Exhibits

Consolidated Balance Sheets

As at December 31,	Note	2023	2022
(millions of Canadian dollars)
ASSETS
Current assets
Cash and cash equivalents		$877	$920
Accounts receivable		3,189	3,555
Inventory	5	2,034	1,815
Prepaids and other		471	215
Investments	9	525	491
Current portion of other long-term assets	10	71	61
		7,167	7,057
Exploration and evaluation assets	6	2,208	2,226
Property, plant and equipment	7	64,581	64,859
Lease assets	8	1,458	1,447
Other long-term assets	10	541	553
		$75,955	$76,142

LIABILITIES
Current liabilities
Accounts payable		$1,418	$1,341
Accrued liabilities		3,534	4,209
Current income taxes payable		—	1,324
Current portion of long-term debt	11	980	404
Current portion of other long-term liabilities	12	1,503	1,373
		7,435	8,651
Long-term debt	11	9,819	11,041
Other long-term liabilities	12	8,686	8,161
Deferred income taxes	13	10,183	10,114
		36,123	37,967
SHAREHOLDERS’ EQUITY
Share capital	14	10,712	10,294
Retained earnings		28,948	27,672
Accumulated other comprehensive income	15	172	209
		39,832	38,175
		$75,955	$76,142
Commitments and contingencies (note 20).
Approved by the Board of Directors on February 28, 2024.

SIGNED "CATHERINE M. BEST"	SIGNED "N. MURRAY EDWARDS"
CATHERINE M. BEST	N. MURRAY EDWARDS
Chair of the Audit Committee and Director	Executive Chairman of the Board of Directors and Director

Canadian Natural 2023 Annual Report	6

Principal Documents Exhibits

Consolidated Statements of Earnings

For the years ended December 31,
(millions of Canadian dollars, except per common share amounts)	Note	2023	2022	2021
Product sales	22	$40,835	$49,530	$32,854
Less: royalties		(4,867)	(7,232)	(2,797)
Revenue		35,968	42,298	30,057
Expenses
Production		8,480	8,712	7,152
Transportation, blending and feedstock		9,302	9,973	6,604
Depletion, depreciation and amortization	7,8	6,413	7,353	5,724
Administration		452	415	366
Share-based compensation	12	491	804	514
Asset retirement obligation accretion	12	366	281	185
Interest and other financing expense	18	636	549	711
Risk management activities (gain) loss	19	(2)	(35)	36
Foreign exchange (gain) loss		(279)	738	(127)
Gain on acquisitions		—	—	(478)
Income from North West Redwater Partnership	10	—	—	(400)
Gain from investments	9	(56)	(196)	(141)
		25,803	28,594	20,146
Earnings before taxes		10,165	13,704	9,911
Current income tax expense	13	1,879	2,906	1,848
Deferred income tax expense (recovery)	13	53	(139)	399
Net earnings		$8,233	$10,937	$7,664
Net earnings per common share
Basic	17	$7.54	$9.64	$6.49
Diluted	17	$7.47	$9.52	$6.46

Consolidated Statements of Comprehensive Income

For the years ended December 31,
(millions of Canadian dollars)	2023	2022	2021
Net earnings	$8,233	$10,937	$7,664
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income, net of taxes of $nil (2022 – $1 million, 2021 – $2 million)	2	4	15
Reclassification to net earnings, net of taxes of $nil (2022 – $1 million, 2021 – $1 million)	(5)	(6)	(7)
	(3)	(2)	8
Foreign currency translation adjustment
Translation of net investment	(34)	212	(17)
Other comprehensive (loss) income, net of taxes	(37)	210	(9)
Comprehensive income	$8,196	$11,147	$7,655

7	Canadian Natural 2023 Annual Report

Principal Documents Exhibits

Consolidated Statements of Changes in Equity

For the years ended December 31,
(millions of Canadian dollars)	Note	2023	2022	2021
Share capital	14
Balance – beginning of year		$10,294	$10,168	$9,606
Issued upon exercise of stock options		372	442	707
Previously recognized liability on stock options exercised for common shares		435	387	139
Purchase of common shares under Normal Course Issuer Bid		(389)	(703)	(284)
Balance – end of year		10,712	10,294	10,168
Retained earnings
Balance – beginning of year		27,672	26,778	22,766
Net earnings		8,233	10,937	7,664
Dividends on common shares	14	(4,028)	(5,175)	(2,355)
Purchase of common shares under Normal Course Issuer Bid	14	(2,929)	(4,868)	(1,297)
Balance – end of year		28,948	27,672	26,778
Accumulated other comprehensive income (loss)	15
Balance – beginning of year		209	(1)	8
Other comprehensive (loss) income, net of taxes		(37)	210	(9)
Balance – end of year		172	209	(1)
Shareholders’ equity		$39,832	$38,175	$36,945

Canadian Natural 2023 Annual Report	8

Principal Documents Exhibits

Consolidated Statements of Cash Flows

For the years ended December 31,
(millions of Canadian dollars)	Note	2023	2022	2021
Operating activities
Net earnings		$8,233	$10,937	$7,664
Non-cash items
Depletion, depreciation and amortization	7,8	6,413	7,353	5,724
Share-based compensation		491	804	514
Asset retirement obligation accretion		366	281	185
Unrealized risk management loss (gain)		12	(28)	19
Unrealized foreign exchange (gain) loss		(260)	852	(205)
Gain on acquisitions		—	—	(478)
Gain from investments		(34)	(182)	(132)
Deferred income tax expense (recovery)		53	(139)	399
Realized foreign exchange (gain) loss (1)		—	(62)	118
Proceeds on settlement of cross currency swap		—	89	—
Abandonment expenditures	12	(509)	(449)	(307)
Other		5	(144)	13
Net change in non-cash working capital	21	(2,417)	79	964
Cash flows from operating activities		12,353	19,391	14,478
Financing activities
Repayment of bank credit facilities and commercial paper, net	11,21	—	(1,156)	(6,151)
Repayment of medium-term notes	11,21	(416)	(1,498)	—
Repayment of US dollar debt securities	11,21	—	(1,356)	(628)
Settlement of long-term debt acquired		—	—	(183)
Proceeds on settlement of cross currency swaps		—	69	—
Payment of lease liabilities	8,21	(285)	(232)	(209)
Issue of common shares on exercise of stock options	14	372	442	707
Dividends on common shares		(3,891)	(4,926)	(2,170)
Purchase of common shares under Normal Course Issuer Bid	14	(3,318)	(5,571)	(1,581)
Cash flows used in financing activities		(7,538)	(14,228)	(10,215)
Investing activities
Net expenditures on exploration and evaluation assets	6,22	(44)	(33)	(1)
Net expenditures on property, plant and equipment	7,22	(4,865)	(5,103)	(4,492)
Proceeds from investment	9	—	—	128
Repayment of North West Redwater Partnership subordinated debt advances	10	—	—	555
Net change in non-cash working capital	21	51	149	107
Cash flows used in investing activities		(4,858)	(4,987)	(3,703)
(Decrease) increase in cash and cash equivalents		(43)	176	560
Cash and cash equivalents – beginning of year		920	744	184
Cash and cash equivalents – end of year		$877	$920	$744
Interest paid on long-term debt, net		$602	$613	$672
Income taxes paid (received)		$3,317	$3,057	$(62)
(1)Consists of the realized foreign exchange gain on settlement of cross currency swaps in 2022, and the realized foreign exchange loss on repayment of US dollar debt securities in 2022 and 2021.

9	Canadian Natural 2023 Annual Report

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
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada, in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
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
(B) INVENTORY
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

Canadian Natural 2023 Annual Report	10

Principal Documents Exhibits
(C) EXPLORATION AND EVALUATION ASSETS
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
(D) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is measured at cost less accumulated depletion and depreciation and recoverability charges. Assets under construction are not depleted or depreciated until available for their intended use.
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
Oil Sands Mining and Upgrading
Capitalized costs for the Oil Sands Mining and Upgrading segment are reported separately from the Company’s North America Exploration and Production segment. Capitalized costs include acquisition costs, construction and development costs, overburden removal costs incurred during the initial development of a mine at Horizon and AOSP, costs directly attributable to bringing the asset into operation, the estimate of any asset retirement costs, and applicable borrowing costs.
Mine-related costs are depleted using the unit-of-production method based on proved reserves. Capitalized overburden removal costs are depleted over the life of the mining reserves that directly benefit from overburden removal activity. Costs of the upgraders and related infrastructure located on the Horizon and AOSP sites are depreciated on the unit-of-production method based on the estimated productive capacity of the respective upgraders and related infrastructure. Other equipment is depreciated on a straight-line basis over its estimated useful life ranging from 2 to 20 years.
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

11	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
Major maintenance expenditures
Inspection costs associated with major turnarounds are capitalized and depreciated over the period to the next major turnaround. Maintenance costs are expensed as incurred.
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
(E) BUSINESS COMBINATIONS
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
(F) LEASES
The Company recognizes a lease asset and a lease liability at the commencement date of the lease contract. The lease asset is initially measured at cost. The cost of a lease asset includes the amount of the initial measurement of the lease liability, lease payments made prior to the commencement date, initial direct costs and estimates of the asset retirement obligation, if any. Subsequent to initial recognition, the lease asset is depreciated using the straight-line method over the earlier of the end of the useful life of the lease asset or the lease term.
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
(G) ASSET RETIREMENT OBLIGATIONS
The Company provides for asset retirement obligations on all of its property, plant and equipment and certain exploration and evaluation assets based on current legislation and operating practices. Provisions for asset retirement obligations related to property, plant and equipment are recognized as a liability in the period in which they are incurred. Provisions are measured at the present value of management’s best estimate of expenditures required to settle the obligation as at the date of the balance sheets. Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense, whereas changes due to discount rates or estimated future cash flows are capitalized to or derecognized from property, plant and equipment. Actual costs incurred upon settlement of the asset retirement obligation are charged against the provision.

Canadian Natural 2023 Annual Report	12

Principal Documents Exhibits
(H) FOREIGN CURRENCY TRANSLATION
Functional and presentation currency
Items included in the financial statements of the Company’s subsidiary companies and partnerships are measured using the currency of the primary economic environment in which the subsidiary operates (the "functional currency").
When the Company disposes of its entire interest in a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in net earnings.
(I) REVENUE RECOGNITION AND COSTS OF GOODS SOLD
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
(J) PRODUCTION SHARING CONTRACTS
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
(K) INCOME TAX
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

13	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
(L) SHARE-BASED COMPENSATION
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
(M) FINANCIAL INSTRUMENTS
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

Canadian Natural 2023 Annual Report	14

Principal Documents Exhibits
(N) RISK MANAGEMENT ACTIVITIES
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
(O) GOVERNMENT GRANTS
The Company receives or is eligible for government grants, including emissions credits. Government grants are recognized in net earnings when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. Emissions performance and offset credits generated under the Alberta Technology Innovation and Emissions Reduction (“TIER”) regulation are initially recorded at the value prescribed by the Alberta TIER fund compliance rates in effect at the time the credits are recognized.
(P) PER COMMON SHARE AMOUNTS
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
(Q) SHARE CAPITAL
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

15	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
2. Changes in Accounting Policies
In May 2023, the IASB issued amendments to IAS 12 "Income Taxes" related to the accounting for deferred taxes arising in those jurisdictions implementing the Organization for Economic Co-operation and Development's Pillar Two model rules ("Pillar Two Legislation"). The amendments were effective immediately and adopted in the second quarter of 2023. Pillar Two Legislation did not have a significant impact on the Company’s financial results in 2023, and based on legislation substantively enacted to date in jurisdictions in which the Company currently operates, is not expected to have a significant impact on the Company's results in future periods.
In May 2021, the IASB issued amendments to IAS 12 "Income Taxes" to require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments were adopted on January 1, 2023 and did not have a significant impact on the Company's consolidated financial statements.
In February 2021, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to require companies to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the IASB also amended IFRS Practice Statement 2 "Making Materiality Judgements". The amendments were adopted on January 1, 2023 and did not have a significant impact on the Company's consolidated financial statements.
3. Accounting Standards Issued But Not Yet Applied
In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. In October 2022, the IASB issued further amendments to specify that the classification of debt as current or non-current at the reporting date is not affected by covenants to be complied with after the reporting date, and added disclosure requirements about these covenants. All amendments are effective January 1, 2024 with early adoption permitted. The amendments are required to be adopted retrospectively. These amendments have no impact on the Company's consolidated financial statements.
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
(B) ASSET RETIREMENT OBLIGATIONS
The Company provides for asset retirement obligations on its property, plant and equipment based on current legislation and operating practices. Estimated future costs include assumptions of dates of future abandonment and technological advances and estimates of future inflation rates and discount rates. Actual costs may vary from the estimated provision due to changes in environmental legislation, the impact of inflation, changes in technology, changes in operating practices, revisions to work scope, changes in the date of abandonment due to changes in reserves life, and the potential impact of climate related matters and in accordance with related government regulations. These differences may have a material impact on the estimated provision.
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

Canadian Natural 2023 Annual Report	16

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

17	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
5. Inventory

	2023	2022
Product inventory	$546	$611
Materials, supplies and other	1,488	1,204
	$2,034	$1,815
During 2023, approximately $29 billion of purchased and produced inventory was recorded as expense (2022 – approximately $33 billion).
6. Exploration and Evaluation Assets

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2021	$2,057	$—	$91	$102	$2,250
Additions/Acquisitions	41	—	5	—	46
Transfers to property, plant and equipment	(71)	—	—	—	(71)
Derecognitions and other	(1)	—	—	—	(1)
Foreign exchange adjustments	—	—	2	—	2
At December 31, 2022	2,026	—	98	102	2,226
Additions/Acquisitions	45	—	3	—	48
Transfers to property, plant and equipment	(38)	—	—	(25)	(63)
Derecognitions and other	(2)	—	—	—	(2)
Foreign exchange adjustments	—	—	(1)	—	(1)
At December 31, 2023	$2,031	$—	$100	$77	$2,208

Canadian Natural 2023 Annual Report	18

Principal Documents Exhibits
7. Property, Plant and Equipment

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2021	$77,834	$7,438	$3,980	$46,856	$466	$508	$137,082
Additions/Acquisitions	3,564	304	75	1,380	8	25	5,356
Transfers from exploration and evaluation assets	71	—	—		—	—	71
Derecognitions (1)	(394)	(1)	—	(469)	—	—	(864)
Disposals	—	—	—	(35)	—	—	(35)
Foreign exchange adjustments and other	—	517	277	—	—	3	797
At December 31, 2022	81,075	8,258	4,332	47,732	474	536	142,407
Additions/Acquisitions	2,951	558	187	2,088	10	30	5,824
Transfers from exploration and evaluation assets	38	—	—	25	—	—	63
Derecognitions (1)	(581)	—	—	(470)	—	—	(1,051)
Foreign exchange adjustments and other	—	(210)	(110)	—	—	—	(320)
At December 31, 2023	$83,483	$8,606	$4,409	$49,375	$484	$566	$146,923

Accumulated depletion and depreciation
At December 31, 2021	$52,732	$5,951	$2,923	$8,499	$183	$394	$70,682
Expense	3,502	117	148	1,684	15	23	5,489
Derecognitions (1)	(394)	(1)	—	(469)	—	—	(864)
Disposals	—	—	—	(2)	—	—	(2)
Recoverability charge	—	1,620	—	—	—	—	1,620
Foreign exchange adjustments and other	(5)	419	206	—	—	3	623
At December 31, 2022	55,835	8,106	3,277	9,712	198	420	77,548
Expense	3,592	40	177	1,856	15	24	5,704
Derecognitions (1)	(581)	—	—	(470)	—	—	(1,051)
Recoverability charge	—	436	—	—	—	—	436
Foreign exchange adjustments and other	(6)	(200)	(96)	7	—	—	(295)
At December 31, 2023	$58,840	$8,382	$3,358	$11,105	$213	$444	$82,342

Net book value
At December 31, 2023	$24,643	$224	$1,051	$38,270	$271	$122	$64,581
At December 31, 2022	$25,240	$152	$1,055	$38,020	$276	$116	$64,859
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.

19	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
Prevailing regulatory and economic conditions and the increasingly challenging commercial outlook in the United Kingdom, including the impact of higher natural gas and carbon costs, led the Company to assess the viability of its North Sea operations in 2022. Following a detailed review of its development plans, the Company determined that the Ninian field is no longer economic, de-booked crude oil reserves as at December 31, 2022 and is accelerating abandonment. As a result, the Company completed a recoverability assessment of its assets in the North Sea, and recognized a non-cash charge of $651 million (after-tax) related to the Ninian field property, plant and equipment, comprised of a recoverability charge of $1,620 million recognized in depletion, depreciation and amortization expense, net of deferred tax recoveries of $969 million.
As at December 31, 2023, as a result of revised project scope and the current cost environment, the Company recognized a non-cash charge of $113 million (after-tax) related to an increase in its estimate of the future abandonment costs for the Ninian field in the North Sea. The non-cash charge is comprised of a recoverability charge of $436 million recognized in depletion, depreciation and amortization expense, net of deferred tax recoveries of $323 million. The Company’s estimate of its asset retirement obligation liability, including the Ninian field recoverability charge and associated tax recoveries, is subject to revision in future periods as abandonment efforts progress.
As at December 31, 2023, the Company completed its normal course assessment of the recoverability of its other property, plant and equipment and exploration and evaluation assets, and determined the carrying amounts of all its cash generating units to be recoverable.
As at December 31, 2023, property, plant and equipment included project costs, not subject to depletion and depreciation, of $191 million in the Oil Sands Mining and Upgrading segment (2022 – $162 million in the Oil Sands Mining and Upgrading segment).
ACQUISITIONS IN 2022 & 2021
During 2022, the Company acquired a number of crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $513 million and assumed associated asset retirement obligations of $11 million. No net deferred income tax liabilities were recognized and no pre-tax gains were recognized on these transactions.
During 2021, the Company completed the acquisition of all the issued and outstanding common shares of Storm Resources Ltd. ("Storm") for total cash consideration of $771 million. In connection with the acquisition the Company assumed certain product transportation and processing commitments (note 20).
During 2021, the Company completed two acquisitions of natural gas producing assets and related processing infrastructure in the Montney region of British Columbia, including property, plant and equipment assets of $257 million and exploration and evaluation assets of $13 million, for cash consideration of $131 million. In connection with the acquisitions, the Company assumed asset retirement obligations of $58 million, other liabilities of $65 million, and recognized a deferred tax asset of $462 million. A gain of $478 million was recognized as a result of the acquisitions, representing the excess of the fair value of the net assets acquired compared with the total purchase consideration.
Acquisitions in the comparative years have been accounted for as business combinations using the acquisition method of accounting. Gains reported on the acquisitions represent the excess of the fair value of the net assets acquired compared to the total purchase consideration.

Canadian Natural 2023 Annual Report	20

Principal Documents Exhibits
8. Leases
LEASE ASSETS

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2021	$974	$354	$99	$81	$1,508
Additions	44	110	28	—	182
Depreciation	(106)	(86)	(31)	(21)	(244)
Foreign exchange and other	—	(1)	1	1	1
At December 31, 2022	912	377	97	61	1,447
Additions	27	218	49	23	317
Depreciation	(98)	(111)	(45)	(19)	(273)
Foreign exchange and other	(1)	(2)	(30)	—	(33)
At December 31, 2023	$840	$482	$71	$65	$1,458
LEASE ASSETS, BY SEGMENT
As at December 31, 2023 and 2022, the Company had the following lease assets by segment:

	2023	2022
Exploration and Production
North America	$280	$277
North Sea	18	1
Offshore Africa	119	98
Oil Sands Mining and Upgrading	1,001	1,015
Head Office	40	56
	$1,458	$1,447
LEASE LIABILITIES
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at December 31, 2023 and 2022, were as follows:

	2023	2022
Lease liabilities	$1,555	$1,540
Less: current portion	298	244
	$1,257	$1,296
In addition to the lease assets disclosed above, on an ongoing basis the Company enters into short-term leases related to its Exploration and Production and Oil Sands Mining and Upgrading activities.
Other amounts included in net earnings and cash flows during 2023 and 2022 are provided below:

	2023	2022
Expenses relating to short-term leases (1)	$403	$410
Interest expense on lease liabilities	$64	$60
Variable lease payments not included in the measurement of lease liabilities	$59	$49
Total cash outflows for leases (2)	$1,325	$1,204
(1)During 2023, the Company capitalized $514 million (2022 – $453 million) of short-term leases as additions to property, plant and equipment.
(2)Comprised of cash outflows relating to lease liabilities, short-term leases, and variable lease payments.

21	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
9. Investments
As at December 31, 2023 and 2022, the Company had the following investment:

	2023	2022
Investment in PrairieSky Royalty Ltd.	$525	$491
INVESTMENT IN PRAIRIESKY ROYALTY LTD.
The Company’s 22.6 million common shares investment in PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2023 the market price per common share was $23.20 (December 31, 2022 – $21.70; December 31, 2021 – $13.63).
As at December 31, 2023, the Company’s investment in PrairieSky was classified as a current asset. PrairieSky is in the business of acquiring and managing oil and gas royalty income assets through indirect third-party oil and gas development.
The gain from the investment in PrairieSky was comprised as follows:

	2023	2022	2021
Gain from investment	$(34)	$(182)	$(81)
Dividend income	(22)	(14)	(7)
	$(56)	$(196)	$(88)
INVESTMENT IN INTER PIPELINE LTD.
During 2021, in accordance with a third-party offer to purchase, the Company elected to take total cash proceeds of $128 million, or $20.00 per common share, in exchange for its 6.4 million common shares investment in Inter Pipeline Ltd ("Inter Pipeline"). In 2021, the Company also recognized a $53 million gain from the investment in Inter Pipeline comprised of a $51 million fair value gain on the investment and $2 million of dividend income. The Company's investment did not constitute significant influence, and was accounted for at fair value through profit or loss, measured at each reporting date.
10. Other Long-Term Assets

	2023	2022
Long-term prepayments, contracts and other (1)	$279	$269
Prepaid cost of service toll	179	199
Long-term inventory	141	137
Risk management (note 19)	13	9
	612	614
Less: current portion	71	61
	$541	$553
(1)Includes physical product sales contracts assumed in acquisitions in prior periods, accrued interest on the deferred PRT recovery, and the unamortized portion of the Company's share bonus program.
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

Canadian Natural 2023 Annual Report	22

Principal Documents Exhibits
Under the Optimization Transaction, the original term of the processing agreements was extended by 10 years from 2048 to 2058. NWRP retired higher cost subordinated debt, which carried interest rates of prime plus 6%, and issued lower cost senior secured bonds at an average rate of approximately 2.55%, reducing interest costs to NWRP and associated tolls to the toll payers. As such, NWRP repaid the Company's and APMC's subordinated debt advances of $555 million each. In addition, the Company received a $400 million distribution from NWRP during 2021.
To facilitate the Optimization Transaction, NWRP issued $500 million of 1.20% series L senior secured bonds due December 2023, $500 million of 2.00% series M senior secured bonds due December 2026, $1,000 million of 2.80% series N senior secured bonds due June 2031, and $600 million of 3.75% series O senior secured bonds due June 2051.
During 2023, NWRP repaid the $500 million of 1.20% series L senior secured bonds.
As at December 31, 2023, NWRP had borrowings of $2,559 million under the syndicated credit facility (December 31, 2022 – $2,318 million), and borrowings of $77 million under its short-term demand operating facility (December 31, 2022 – $nil).
During 2023, NWRP's syndicated credit facility was reduced by $60 million to $3,115 million (2022 – $3,175 million) following the repayment and cancellation of the portion of the non-revolving credit facility that matured in June 2023. NWRP's syndicated credit facility is comprised of a $2,175 million revolving credit facility, with $118 million maturing June 2024 and the remainder maturing June 2025, and a $940 million non-revolving credit facility maturing June 2025.
During 2022, NWRP entered into a $150 million facility to support letters of credit.
The assets, liabilities, partners’ equity, product sales and equity (loss) income related to NWRP at December 31, 2023 and 2022 were comprised as follows:

	2023	2022
Current assets	$349	$257
Non-current assets	$10,508	$10,729
Current liabilities	$1,054	$849
Non-current liabilities	$10,913	$11,239
Partners’ equity	$(1,110)	$(1,102)
Partners’ equity at Company's 50% interest	$(555)	$(551)
Revenue (1)	$1,527	$1,267
Net (loss) income (2)	$(8)	$22
(1)Included in NWRP's revenue for 2023 is $335 million (2022 – $317 million) related to the Company's 25% share of the refining toll.
(2)Included in the net (loss) income for 2023 is the impact of depreciation and amortization expense of $387 million (2022 – $245 million) and interest and other financing expense of $500 million (2022 – $422 million).
The carrying value of the Company’s interest in NWRP is $nil, and as at December 31, 2023, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $555 million (2022 – $551 million). The Company's unrecognized equity loss from NWRP for 2023 was $4 million (2022 – recovery of the unrecognized share of the equity loss of $11 million; 2021 – unrecognized equity loss of $9 million and partnership distributions were $400 million).

23	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
11. Long-Term Debt

	2023	2022
Canadian dollar denominated debt, unsecured
Medium-term notes
1.45% debentures due November 16, 2023	$—	$404
3.55% debentures due June 3, 2024	320	332
3.42% debentures due December 1, 2026	441	441
2.50% debentures due January 17, 2028	225	225
4.85% debentures due May 30, 2047	300	300
	1,286	1,702
US dollar denominated debt, unsecured
US dollar debt securities
3.80% due April 15, 2024 (US$500 million)	660	677
3.90% due February 1, 2025 (US$600 million)	792	812
2.05% due July 15, 2025 (US$600 million)	792	812
3.85% due June 1, 2027 (US$1,250 million)	1,651	1,692
2.95% due July 15, 2030 (US$500 million)	660	677
7.20% due January 15, 2032 (US$400 million)	528	541
6.45% due June 30, 2033 (US$350 million)	462	474
5.85% due February 1, 2035 (US$350 million)	462	474
6.50% due February 15, 2037 (US$450 million)	594	609
6.25% due March 15, 2038 (US$1,100 million)	1,453	1,488
6.75% due February 1, 2039 (US$400 million)	528	541
4.95% due June 1, 2047 (US$750 million)	991	1,015
	9,573	9,812
Long-term debt before transaction costs and original issue discounts, net	10,859	11,514
Less: original issue discounts, net (1)	11	13
transaction costs (1) (2)	49	56
	10,799	11,445
Less: current portion of long-term debt (1) (2)	980	404
	$9,819	$11,041
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Canadian Natural 2023 Annual Report	24

Principal Documents Exhibits
BANK CREDIT FACILITIES AND COMMERCIAL PAPER
As at December 31, 2023, the Company had undrawn bank credit facilities of $5,450 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing February 2025;
▪a $2,425 million revolving syndicated credit facility, maturing June 2025; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2027.
During 2023, the Company extended its $2,425 million revolving syndicated credit facility, originally maturing June 2024, to June 2027.
During 2022, the Company repaid and cancelled the $1,150 million non-revolving term credit facility maturing February 2023.
During 2022, the Company discontinued its £5 million demand credit facility related to its North Sea operations.
Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, SOFR, US base rate or Canadian prime rate.
During 2022, the Company repaid and cancelled $500 million of the non-revolving portion of the term credit facility, amended the remaining facility to a $500 million revolving credit facility, and extended maturity from February 2023 to February 2024. During 2023, the Company extended its $500 million revolving credit facility from February 2024 to February 2025.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on total long-term debt outstanding for the year ended December 31, 2023 was 4.8% (December 31, 2022 – 4.3%).
As at December 31, 2023, letters of credit and guarantees aggregating to $446 million were outstanding (December 31, 2022 – $637 million).
MEDIUM-TERM NOTES
During 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025, replacing the Company's previous base shelf prospectus which would have expired in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During 2023, the Company repaid $405 million of 1.45% medium-term notes.
During 2022, the Company repaid $1,000 million of 3.31% medium-term notes.
During 2022, the Company repaid through market purchases $95 million of 1.45% medium-term notes due November 2023, $169 million of 3.55% medium-term notes due June 2024, $159 million of 3.42% medium-term notes due December 2026, and $75 million of 2.50% medium-term notes due January 2028.
US DOLLAR DEBT SECURITIES
During 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025, replacing the Company's previous base shelf prospectus which would have expired in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During 2022, the Company early repaid US$1,000 million of 2.95% debt securities, originally due January 15, 2023.
SCHEDULED DEBT REPAYMENTS
Scheduled debt repayments are as follows:

Year	Repayment
2024	$980
2025	$1,584
2026	$441
2027	$1,651
2028	$225
Thereafter	$5,978

25	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
12. Other Long-Term Liabilities

	2023	2022
Asset retirement obligations	$7,690	$6,908
Lease liabilities (note 8)	1,555	1,540
Share-based compensation	780	832
Transportation and processing contracts (1)	87	159
Risk management (note 19)	4	3
Other	73	92
	10,189	9,534
Less: current portion	1,503	1,373
	$8,686	$8,161
(1)Product transportation and processing obligations assumed from acquisitions in prior years (note 7).
ASSET RETIREMENT OBLIGATIONS
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 5.2% (2022 – 5.6%; 2021 – 4.0%) and inflation rates of up to 2% (December 31, 2022 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	2023	2022	2021
Balance – beginning of year	$6,908	$6,806	$5,861
Liabilities incurred	25	20	5
Liabilities acquired, net	—	11	76
Liabilities settled	(509)	(449)	(307)
Asset retirement obligation accretion	366	281	185
Revision of cost, inflation and timing estimates (1)	621	897	508
Impact of regulatory changes (2)	—	982	1,208
Change in discount rates	314	(1,698)	(723)
Foreign exchange adjustments	(35)	58	(7)
Balance – end of year	7,690	6,908	6,806
Less: current portion	634	495	249
	$7,056	$6,413	$6,557
(1)Includes normal course revisions of cost, inflation and timing estimates, as well as revisions related to the acceleration of the abandonment and subsequent cost estimate increases on future abandonment at the Ninian field in the North Sea in 2022 and 2023.
(2)Reflects changes to the estimated timing of settlement of the Company's asset retirement obligations due to provincial regulatory changes in Alberta, British Columbia and Saskatchewan in 2022 and 2021.
Segmented Asset Retirement Obligations

	2023	2022
Exploration and Production
North America	$4,471	$4,326
North Sea	1,441	1,011
Offshore Africa	165	143
Oil Sands Mining and Upgrading	1,612	1,427
Midstream and Refining	1	1
	$7,690	$6,908

Canadian Natural 2023 Annual Report	26

Principal Documents Exhibits
SHARE-BASED COMPENSATION
The liability for share-based compensation includes costs incurred under the Company’s Option and PSU plans. The Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, and by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	2023	2022	2021
Balance – beginning of year	$832	$489	$160
Share-based compensation expense	491	804	514
Cash payment for stock options surrendered and PSUs vested	(110)	(79)	(48)
Transferred to common shares	(435)	(387)	(139)
Other	2	5	2
Balance – end of year	780	832	489
Less: current portion	538	559	329
	$242	$273	$160
Included within share-based compensation liability as at December 31, 2023 was $96 million (2022 – $127 million; 2021 – $90 million) related to PSUs granted to certain executive employees.
The fair value of stock options outstanding was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2023	2022	2021
Fair value	$35.93	$32.96	$16.98
Share price	$86.81	$75.19	$53.45
Expected volatility	30.9%	35.8%	35.5%
Expected dividend yield	4.6%	4.5%	4.4%
Risk free interest rate	3.6%	3.8%	1.1%
Expected forfeiture rate	5.4%	5.0%	4.7%
Expected stock option life (1)	4.2 years	4.2 years	4.2 years
(1)At original time of grant.
The intrinsic value of vested stock options at December 31, 2023 was $164 million (2022 – $208 million; 2021 – $112 million).
13. Income Taxes
The provision for income tax was as follows:

Expense (recovery)	2023	2022	2021
Current corporate income tax – North America (1)	$1,853	$2,789	$1,841
Current corporate income tax – North Sea	(6)	69	7
Current corporate income tax – Offshore Africa	73	74	21
Current PRT (2) – North Sea	(58)	(42)	(34)
Other taxes	17	16	13
Current income tax	1,879	2,906	1,848
Deferred corporate income tax	267	302	399
Deferred PRT (2) – North Sea	(214)	(441)	—
Deferred income tax	53	(139)	399
Income tax	$1,932	$2,767	$2,247
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
As at December 31, 2022, the Company recognized deferred tax recoveries comprised of a deferred corporate income tax recovery of $528 million and a deferred PRT recovery of $441 million in connection with the Company's de-booking of its crude oil reserves and acceleration of the abandonment at the Ninian field in the North Sea (note 7).

27	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
As at December 31, 2023, the Company recognized deferred tax recoveries comprised of a deferred corporate income tax recovery of $118 million and a deferred PRT recovery of $205 million in connection with the increase in the Company's estimate of future abandonment costs for the planned decommissioning activities at the Ninian field in the North Sea (note 7).
The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the difference are as follows:

	2023	2022	2021
Canadian statutory income tax rate	23.3%	23.2%	23.2%
Income tax provision at statutory rate	$2,364	$3,180	$2,298
Effect on income taxes of:
UK PRT and other taxes	(255)	(467)	(21)
Impact of UK PRT and other taxes on corporate income tax	105	190	11
Foreign and domestic tax rate differentials	(104)	(203)	(11)
Non-taxable portion of capital gains	(35)	65	(26)
Stock options exercised for common shares	91	159	98
Non-taxable gain on corporate acquisitions	—	—	(110)
Revisions arising from prior year tax filings	(174)	(186)	16
Change in unrecognized capital loss carryforward asset	(35)	65	(26)
Other	(25)	(36)	18
Income tax	$1,932	$2,767	$2,247
The following table summarizes the temporary differences that give rise to the net deferred income tax liability:

	2023	2022
Deferred income tax liabilities
Property, plant and equipment and exploration and evaluation assets	$12,172	$11,985
Lease assets	336	336
Investments	54	56
Investment in North West Redwater Partnership	904	903
Taxable PRT for corporate income tax	256	176
Other	41	25
	13,763	13,481
Deferred income tax assets
Asset retirement obligations	(2,098)	(1,822)
Lease liabilities	(356)	(354)
Share-based compensation	(31)	(33)
Loss carryforwards	(417)	(652)
Unrealized foreign exchange loss on long-term debt	(39)	(67)
Deferred PRT	(639)	(439)
	(3,580)	(3,367)
Net deferred income tax liability	$10,183	$10,114

Canadian Natural 2023 Annual Report	28

Principal Documents Exhibits
Movements in deferred tax assets and liabilities recognized in net earnings during the year were as follows:

	2023	2022	2021
Property, plant and equipment and exploration and evaluation assets	$196	$(334)	$184
Lease assets	1	(15)	(30)
Unrealized foreign exchange on long-term debt	28	(81)	34
Unrealized risk management activities	—	(12)	19
Asset retirement obligations	(292)	(74)	(213)
Lease liabilities	(3)	11	25
Share-based compensation	2	(11)	(10)
Loss carryforwards	235	618	202
Investments	(2)	21	21
Investment in North West Redwater Partnership	1	53	83
Deferred PRT	86	(441)	—
Taxable PRT for corporate income tax	(214)	176	—
Other	15	(50)	84
	$53	$(139)	$399
The following table summarizes the movements of the net deferred income tax liability during the year:

	2023	2022	2021
Balance – beginning of year	$10,114	$10,220	$10,144
Deferred income tax expense (recovery)	53	(139)	399
Deferred income tax expense included in other comprehensive (loss) income	—	—	1
Foreign exchange adjustments	16	33	(2)
Business combinations	—	—	(322)
Balance – end of year	$10,183	$10,114	$10,220
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
Deferred income tax assets are recognized for temporary differences to the extent that the realization of the related tax benefit through future taxable profits is probable. Deferred PRT assets will be recovered from the UK Government, directly or through other third parties, as related abandonment expenditures are made. The Company has not recognized deferred income tax assets with respect to taxable capital loss carryforwards in excess of $1,000 million in North America, which can be carried forward indefinitely and only applied against future taxable capital gains. In addition, the Company has not recognized deferred income tax assets related to North American tax pools of approximately $950 million, which can only be claimed against income from certain oil and gas properties.
Deferred income tax liabilities have not been recognized on the unremitted net earnings of wholly controlled subsidiaries. The Company is able to control the timing and amount of distributions and no taxes are payable on distributions from these subsidiaries provided that the distributions remain within certain limits.

29	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
14. Share Capital
AUTHORIZED
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	2023		2022
ISSUED COMMON SHARES	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Balance – beginning of year	1,102,636	$10,294	1,168,369	$10,168
Issued upon exercise of stock options	9,822	372	11,605	442
Previously recognized liability on stock options exercised for common shares	—	435	—	387
Purchase of common shares under Normal Course Issuer Bid	(40,050)	(389)	(77,338)	(703)
Balance – end of year	1,072,408	$10,712	1,102,636	$10,294
PREFERRED SHARES
Preferred shares are issuable in a series. If issued, the number of shares in each series, and the designation, rights, privileges, restrictions and conditions attached to the shares will be determined by the Board of Directors of the Company.
DIVIDENDS
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $1.05 per common share, beginning with the dividend payable on April 5, 2024.
On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $1.00 per common share. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.90 per common share.
On November 2, 2022, the Board of Directors approved a 13% increase in the quarterly dividend to $0.85 per common share. On August 3, 2022, the Board of Directors approved a special dividend of $1.50 per common share. On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share, from $0.5875 per common share.
NORMAL COURSE ISSUER BID
On March 8, 2023, the Company's application was approved for a Normal Course Issuer Bid ("NCIB") to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 92,296,006 common shares, over a 12-month period commencing March 13, 2023 and ending March 12, 2024.
For the year ended December 31, 2023, the Company purchased 40,050,000 common shares at a weighted average price of $82.86 per common share for a total cost of $3,318 million. Retained earnings were reduced by $2,929 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2023, up to and including February 27, 2024, the Company purchased 4,000,000 common shares at a weighted average price of $85.54 per common share for a total cost of $342 million.
On February 28, 2024, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
SHARE SPLIT
On February 28, 2024, the Company's Board of Directors approved a resolution to subdivide the Company's common shares on a two for one basis, subject to shareholder approval and the Company having obtained all regulatory approvals, including TSX approval. The proposal will be voted on at the Company's Annual and Special Meeting of Shareholders to be held on May 2, 2024.

Canadian Natural 2023 Annual Report	30

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
The following table summarizes information relating to stock options outstanding at December 31, 2023 and 2022:

	2023		2022
	Stock options (thousands)	Weighted average exercise price	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	31,150	$42.37	38,327	$35.88
Granted	7,024	$80.17	7,547	$68.15
Exercised for common shares	(9,822)	$37.84	(11,605)	$38.06
Surrendered for cash settlement	(218)	$38.77	(441)	$38.43
Forfeited	(1,929)	$50.86	(2,678)	$41.43
Outstanding – end of year	26,205	$53.60	31,150	$42.37
Exercisable – end of year	3,672	$42.14	5,522	$37.60
The range of exercise prices of stock options outstanding and exercisable at December 31, 2023 was as follows:

			Stock options outstanding			Stock options exercisable
Range of exercise prices			Stock options outstanding (thousands)	Weighted average remaining term (years)	Weighted average exercise price	Stock options exercisable (thousands)	Weighted average exercise price
$20.76	–	$29.99	5,441	2.01	$27.42	969	$24.84
$30.00	–	$39.99	5,411	1.03	$36.67	1,227	$36.56
$40.00	–	$49.99	2,381	2.41	$40.52	630	$40.50
$50.00	–	$59.99	433	3.86	$54.24	30	$54.24
$60.00	–	$69.99	3,837	3.49	$64.90	301	$64.21
$70.00	–	$79.99	7,787	4.18	$78.48	515	$76.35
$80.00	–	$86.06	915	5.72	$84.12	—	$—
			26,205	2.87	$53.60	3,672	$42.14
15. Accumulated Other Comprehensive Income
The components of accumulated other comprehensive income, net of taxes, were as follows:

	2023	2022
Derivative financial instruments designated as cash flow hedges	$72	$75
Foreign currency translation adjustment	100	134
	$172	$209

31	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
16. Capital Disclosures
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. The ratio may fall below or exceed the targeted range depending on the timing of acquisitions, the execution of the Company's capital program, and commodity price and foreign currency volatility. As at December 31, 2023, the ratio was below the target range at 20%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	2023	2022
Long-term debt	$10,799	$11,445
Less: cash and cash equivalents	877	920
Long-term debt, net	$9,922	$10,525
Total shareholders’ equity	$39,832	$38,175
Debt to book capitalization	20%	22%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At December 31, 2023, the Company was in compliance with this covenant.
17. Net Earnings Per Common Share

		2023	2022	2021
Weighted average common shares outstanding – basic (thousands of shares)		1,091,312	1,134,960	1,181,250
Effect of dilutive stock options (thousands of shares)		10,812	14,222	5,307
Weighted average common shares outstanding – diluted (thousands of shares)		1,102,124	1,149,182	1,186,557
Net earnings		$8,233	$10,937	$7,664
Net earnings per common share	– basic	$7.54	$9.64	$6.49
	– diluted	$7.47	$9.52	$6.46
In 2023, the Company excluded 3,230,000 potentially anti-dilutive stock options from the calculation of diluted earnings per common share (2022 – 2,039,000; 2021 – 3,496,000).
18. Interest and Other Financing Expense

	2023	2022	2021
Interest and other financing expense
Long-term debt	$627	$610	$681
Lease liabilities	64	60	62
Total interest and other financing expense	691	670	743
Total interest income and other	(55)	(121)	(32)
Net interest and other financing expense	$636	$549	$711

Canadian Natural 2023 Annual Report	32

Principal Documents Exhibits
19. Financial Instruments
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, investments, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities and long-term debt. These financial instruments, with the exception of investments and risk management assets and liabilities, are classified as financial assets and liabilities at amortized cost. Investments are classified as financial assets at fair value through profit or loss and are based on quoted market prices. Risk management assets and liabilities are classified as derivatives held for trading or as cash flow hedges.
At each measurement date, the estimated fair values of derivative financial instruments in Level 2 have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	2023	2022
Balance – beginning of year	$6	$55
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1)	3	70
Foreign exchange	—	(119)
Balance – end of year	9	6
Less: current portion	8	—
	$1	$6
(1)Risk management assets and liabilities are disclosed in note 10 and note 12, respectively.
Net (gain) loss from risk management activities for the years ended December 31, were as follows:

	2023	2022	2021
Net realized risk management (gain) loss	$(14)	$(7)	$17
Net unrealized risk management loss (gain)	12	(28)	19
	$(2)	$(35)	$36
The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities which are categorized as Level 2. There were no transfers between Level 1, 2 and 3 financial instruments. The fair value of the Company’s fixed rate long-term debt is outlined below:

	2023		2022
	Carrying amount	Level 1 Fair Value	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$(10,799)	$(10,795)	$(11,445)	$(10,796)
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.

33	Canadian Natural 2023 Annual Report

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

Asset (liability)	2023	2022
Derivatives held for trading
Natural gas (1)	$(3)	$3
Foreign currency forward contracts	12	3
	$9	$6

Included within:
Current portion of other long-term assets	$12	$3
Current portion of other long-term liabilities	(4)	(3)
Other long-term assets	1	6
	$9	$6
(1)In 2023, the Company entered into 50,000 MMBtu/d of US$1.82 AECO fixed price financial hedge contracts for the period of January to December 2024.
FINANCIAL RISK FACTORS
The Company's financial risks are consistent with those disclosed in notes 1 and 4.
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
INTEREST RATE RISK MANAGEMENT
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2023, the Company had no interest rate swap contracts outstanding.
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
As at December 31, 2023, the Company had US$1,003 million of foreign currency forward contracts outstanding (December 31, 2022 – US$1,017 million), with original terms of up to 90 days, all of which were designated as derivatives held for trading.

Canadian Natural 2023 Annual Report	34

Principal Documents Exhibits
FINANCIAL INSTRUMENT SENSITIVITIES
The following table summarizes the annualized sensitivities of the Company’s 2023 net earnings and other comprehensive income to changes in the fair value of financial instruments outstanding as at December 31, 2023, resulting from changes in the specified variable, with all other variables held constant. These sensitivities are prepared on a different basis than those disclosed in the Company’s other continuous disclosure documents, are limited to the impact of changes in a specified variable applied to financial instruments only and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally cannot be extrapolated because the relationship of a change in an assumption to the change in fair value may not be linear.

	2023		2022
	Increase (decrease) to net earnings	Increase (decrease) to other comprehensive income	Increase (decrease) to net earnings	Increase (decrease) to other comprehensive income
Interest rate risk
Increase interest rate 1%	$(5)	$—	$(4)	$—
Decrease interest rate 1%	$5	$—	$4	$—
Foreign currency exchange rate risk
Weakening of the Canadian dollar by US$0.01	$(128)	$—	$(135)	$—
Strengthening of the Canadian dollar by US$0.01	$125	$—	$131	$—
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
COUNTERPARTY CREDIT RISK MANAGEMENT
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2023, substantially all of the Company’s accounts receivable were due within normal trade terms and the average expected credit loss was approximately 1% of the Company's accounts receivable balance (December 31, 2022 – 1%).
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. As at December 31, 2023, the Company had net risk of $11 million with specific counterparties related to derivative financial instruments (December 31, 2022 – $7 million). The carrying amount of financial assets approximates the maximum credit exposure.
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

35	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
The maturity dates of the Company’s financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,418	$—	$—	$—
Accrued liabilities	$3,534	$—	$—	$—
Long-term debt (1)	$980	$1,584	$2,317	$5,978
Other long-term liabilities (2)	$302	$184	$428	$645
Interest and other financing expense (3)	$582	$518	$1,257	$3,362
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $298 million; one to less than two years, $184 million; two to less than five years, $428 million; and thereafter, $645 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at December 31, 2023.
20. Commitments and Contingencies
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2023:

	2024	2025	2026	2027	2028	Thereafter
Product transportation and processing (1)	$1,572	$1,595	$1,408	$1,358	$1,242	$13,380
North West Redwater Partnership service toll (2)	$158	$157	$139	$126	$130	$4,985
Offshore vessels and equipment	$36	$—	$—	$—	$—	$—
Field equipment and power	$38	$25	$23	$22	$22	$193
Other	$145	$111	$112	$25	$26	$355
(1)The Company's commitment for the 20-year product transportation agreement on the Trans Mountain Pipeline Expansion reflects interim tolls approved by the Canada Energy Regulator in 2023, and is subject to change pending the approval of final tolls.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $3,011 million of interest payable over the 40-year tolling period, ending in 2058 (note 10).
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
21. Supplemental Disclosure of Cash Flow Information

	2023	2022	2021
Changes in non-cash working capital:
Accounts receivable	$368	$(441)	$(850)
Inventory	(219)	(266)	(487)
Prepaids and other	(23)	(20)	39
Accounts payable	78	537	80
Accrued liabilities	(812)	896	525
Current income tax (liabilities) assets	(1,558)	(282)	1,918
Other long-term liabilities	(200)	(196)	(154)
Net changes in non-cash working capital	$(2,366)	$228	$1,071
Relating to:
Operating activities	$(2,417)	$79	$964
Investing activities	51	149	107
	$(2,366)	$228	$1,071

Canadian Natural 2023 Annual Report	36

Principal Documents Exhibits
The following table summarizes movements in the Company's liabilities arising from financing activities for the years' ended December 31, 2023 and 2022:

	Long-term debt	Cash flow hedges on US dollar debt securities	Lease liabilities	Liabilities from financing activities
At December 31, 2021	$14,694	$(119)	$1,584	$16,159
Changes from financing cash flows:
Repayment of long-term debt, net (1)	(4,010)	—	—	(4,010)
Proceeds on settlement of cross currency swaps	—	69	—	69
Payment of lease liabilities	—	—	(232)	(232)
Non-cash changes:
Lease additions	—	—	182	182
Changes in foreign exchange and fair value (2)	761	50	6	817
At December 31, 2022	11,445	—	1,540	12,985
Changes from financing cash flows:
Repayment of long-term debt, net (1)	(416)	—	—	(416)
Payment of lease liabilities	—	—	(285)	(285)
Non-cash changes:
Lease additions	—	—	317	317
Changes in foreign exchange and fair value (2)	(230)	—	(17)	(247)
At December 31, 2023	$10,799	$—	$1,555	$12,354
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

37	Canadian Natural 2023 Annual Report

Principal Documents Exhibits

	North America			North Sea			Offshore Africa
(millions of Canadian dollars)	2023	2022	2021	2023	2022	2021	2023	2022	2021
Segmented product sales
Crude oil and NGLs (1)	$17,375	$20,755	$14,478	$435	$623	$607	$577	$694	$420
Natural gas	2,375	4,931	2,484	7	13	5	51	55	31
Other income and revenue (2)	10	217	119	—	—	(1)	9	8	7
Total segmented product sales	19,760	25,903	17,081	442	636	611	637	757	458
Less: royalties	(2,443)	(3,918)	(1,694)	(1)	(1)	(1)	(57)	(71)	(21)
Segmented revenue	17,317	21,985	15,387	441	635	610	580	686	437
Segmented expenses
Production	3,617	3,754	2,963	342	437	383	141	114	91
Transportation, blending and feedstock (1)	5,808	6,394	4,772	7	6	7	1	1	1
Depletion, depreciation and amortization (3)	3,679	3,595	3,569	494	1,747	160	213	173	142
Asset retirement obligation accretion	234	171	101	46	33	21	8	7	6
Risk management activities (commodity derivatives)	24	18	29	—	—	—	—	—	—
Gain on acquisitions	—	—	(478)	—	—	—	—	—	—
Income from NWRP	—	—	—	—	—	—	—	—	—
Total segmented expenses	13,362	13,932	10,956	889	2,223	571	363	295	240
Segmented earnings (loss)	$3,955	$8,053	$4,431	$(448)	$(1,588)	$39	$217	$391	$197
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
Gain from investments
Total non-segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings
(1)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.
(2)Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(3)Includes a recoverability charge in depletion, depreciation and amortization, related to the Ninian field in the North Sea at December 31, 2023 for $436 million (December 31, 2022 – $1,620 million) (note 7).

Canadian Natural 2023 Annual Report	38

Principal Documents Exhibits

Oil Sands Mining and Upgrading			Midstream and Refining			Inter-segment elimination and Other			Total
2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021

$18,661	$20,804	$14,033	$76	$80	$78	$176	$53	$(360)	$37,300	$43,009	$29,256
—	—	—	—	—	—	142	237	196	2,575	5,236	2,716
5	149	73	926	906	681	10	5	3	960	1,285	882
18,666	20,953	14,106	1,002	986	759	328	295	(161)	40,835	49,530	32,854
(2,366)	(3,242)	(1,081)	—	—	—	—	—	—	(4,867)	(7,232)	(2,797)
16,300	17,711	13,025	1,002	986	759	328	295	(161)	35,968	42,298	30,057

3,989	4,076	3,414	332	271	234	59	60	67	8,480	8,712	7,152
2,563	2,652	1,505	664	691	550	259	229	(231)	9,302	9,973	6,604
2,011	1,822	1,838	16	16	15	—	—	—	6,413	7,353	5,724
78	70	57	—	—	—	—	—	—	366	281	185
—	—	—	—	—	—	—	—	—	24	18	29
—	—	—	—	—	—	—	—	—	—	—	(478)
—	—	—	—	—	(400)	—	—	—	—	—	(400)
8,641	8,620	6,814	1,012	978	399	318	289	(164)	24,585	26,337	18,816
$7,659	$9,091	$6,211	$(10)	$8	$360	$10	$6	$3	$11,383	$15,961	$11,241

									452	415	366
									491	804	514
									636	549	711
									(26)	(53)	7
									(279)	738	(127)
									(56)	(196)	(141)
									1,218	2,257	1,330
									10,165	13,704	9,911
									1,879	2,906	1,848
									53	(139)	399
									$8,233	$10,937	$7,664

39	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
CAPITAL EXPENDITURES (1)

	2023			2022
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$41	$(36)	$5	$28	$(59)	$(31)
Offshore Africa	3	—	3	5	—	5
Oil Sands Mining and Upgrading	—	(25)	(25)	—	—	—
	44	(61)	(17)	33	(59)	(26)

Property, plant and equipment
Exploration and Production
North America	2,729	(321)	2,408	3,105	136	3,241
North Sea	33	525	558	126	177	303
Offshore Africa	169	18	187	119	(44)	75
	2,931	222	3,153	3,350	269	3,619
Oil Sands Mining and Upgrading	1,894	(251)	1,643	1,719	(843)	876
Midstream and Refining	10	—	10	9	(1)	8
Head Office	30	—	30	25	—	25
	4,865	(29)	4,836	5,103	(575)	4,528
	$4,909	$(90)	$4,819	$5,136	$(634)	$4,502
(1)This table provides a reconciliation of capitalized costs, reported in note 6 and note 7, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
SEGMENTED ASSETS

	2023	2022
Exploration and Production
North America	$30,058	$31,135
North Sea	602	378
Offshore Africa	1,380	1,322
Other	32	54
Oil Sands Mining and Upgrading	42,865	42,102
Midstream and Refining	856	979
Head Office	162	172
	$75,955	$76,142

Canadian Natural 2023 Annual Report	40

Principal Documents Exhibits
23. Remuneration of Directors and Senior Management
REMUNERATION OF NON-MANAGEMENT DIRECTORS

	2023	2022	2021
Fees earned	$3	$2	$2
REMUNERATION OF SENIOR MANAGEMENT (1)

	2023	2022	2021
Salary	$2	$2	$2
Common stock option based awards	13	12	10
Annual incentive plans	5	5	6
Long-term incentive plans	19	18	19
	$39	$37	$37
(1)Senior management identified above are consistent with the disclosure on Named Executive Officers provided in the Company’s Information Circular to shareholders for the respective years.

41	Canadian Natural 2023 Annual Report

Principal Documents Exhibits

CANADIAN NATURAL RESOURCES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023
February 28, 2024

Principal Documents Exhibits

Management's Discussion and Analysis

1	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
Definitions and Abbreviations

AECO	Alberta natural gas reference location
AIF	Annual Information Form
AOSP	Athabasca Oil Sands Project
API	specific gravity measured in degrees on the American Petroleum Institute scale
ARO	asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
Bcf/d	billion cubic feet per day
Bitumen
a naturally occurring solid or semi-solid hydrocarbon consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in situ recovery methods

BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
Brent	Dated Brent
C$	Canadian dollars
CAGR	compound annual growth rate
CAPEX	capital expenditures
CO2	carbon dioxide
CO2e	carbon dioxide equivalents
Crude oil	includes light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and synthetic crude oil
CSS	Cyclic Steam Stimulation
EOR	Enhanced Oil Recovery
E&P	Exploration and Production
FASB	Financial Accounting Standards Board
FPSO	Floating Production, Storage and Offloading Vessel
GHG	greenhouse gas
GJ	gigajoules
GJ/d	gigajoules per day
Horizon	Horizon Oil Sands
IASB	International Accounting Standards Board
IBOR	Interbank Offered Rate

IFRS	International Financial Reporting Standards
LNG	liquefied natural gas
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
MBOE	thousand barrels of oil equivalent
MBOE/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet
Mcfe	thousand cubic feet equivalent
Mcf/d	thousand cubic feet per day
MMbbl	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day
NGLs	natural gas liquids
NWRP	North West Redwater Partnership
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
OPEC+	Organization of the Petroleum Exporting Countries Plus
PRT	Petroleum Revenue Tax
SAGD	Steam-Assisted Gravity Drainage
SCO	synthetic crude oil
SEC	United States Securities and Exchange Commission
SOFR	Secured Overnight Financing Rate
Tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States
US$	United States dollars
US GAAP	generally accepted accounting principles in the United States
WCS	Western Canadian Select
WCS Heavy Differential	WCS Heavy Differential from WTI
WTI	West Texas Intermediate reference location at Cushing, Oklahoma

Canadian Natural 2023 Annual Report	2

Principal Documents Exhibits
Advisory
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby thermal oil sands project, the Jackfish thermal oil sands project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the abandonment of certain assets and the timing thereof; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the impact of the Pathways Alliance ("Pathways") initiative and activities, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
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
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+"), the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the ability of the Company to prevent and recover from cyberattack, other cyber-related crime and other cyber-related incidents; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the Company's ability to implement strategies and leverage technologies to meet climate change initiatives and emissions targets on the expected timelines; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in the mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses);

3	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
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
SPECIAL NOTE REGARDING NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes references to non-GAAP measures, which include non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). Non-GAAP measures are used by the Company to evaluate its financial performance, financial position or cash flow. Descriptions of the Company’s non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided in the "Non-GAAP and Other Financial Measures" section of this MD&A.
SPECIAL NOTE REGARDING CURRENCY, FINANCIAL INFORMATION, PRODUCTION AND RESERVES
This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023. It should also be read in conjunction with the Company's MD&A for the three months and year ended December 31, 2023. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company's audited consolidated financial statements for the year ended December 31, 2023 and this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
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
The following discussion and analysis refers primarily to the Company's 2023 financial results compared to 2022 and 2021, unless otherwise indicated. In addition, this MD&A details the Company's targeted capital program for 2024. The accompanying tables form an integral part of this MD&A. Additional information relating to the Company, including its quarterly MD&A for the three months and year ended December 31, 2023, its Annual Information Form for the year ended December 31, 2023, and its audited consolidated financial statements for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in this MD&A. This MD&A is dated February 28, 2024.

Canadian Natural 2023 Annual Report	4

Principal Documents Exhibits
Objectives and Strategy
The Company’s objective is to create value by generating cash flow and net asset value (1) on a per common share basis through the economic and sustainable development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves. The Company strives to meet these objectives in a sustainable and responsible way, maintaining a commitment to environmental stewardship and safety excellence.
The Company endeavors to meet these objectives by having a defined growth and value enhancement plan for each of its products and segments. The Company takes a balanced approach to growth and investments, and focuses on creating long-term shareholder value, including through its dividend and share buyback programs, in accordance with its capital allocation policy. The Company allocates its capital by maintaining:
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
The Company is committed to maintaining a strong balance sheet and flexible capital structure. The Company believes it has built the necessary financial capacity to develop its reserves, execute on growth projects and take advantage of favourable acquisition opportunities. Additionally, the Company periodically utilizes its risk management hedging program to reduce the risk of volatility in commodity prices and foreign exchange rates, and corresponding cash flows.
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

5	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
Financial and Operational Highlights

	($ millions, except per common share amounts)	2023	2022	2021
	Product sales (1)	$40,835	$49,530	$32,854
	Crude oil and NGLs	$37,300	$43,009	$29,256
Natural gas		$2,575	$5,236	$2,716
	Net earnings	$8,233	$10,937	$7,664
Per common share	– basic	$7.54	$9.64	$6.49
	– diluted	$7.47	$9.52	$6.46
	Adjusted net earnings from operations (2)	$8,533	$12,863	$7,420
Per common share	– basic (3)	$7.82	$11.33	$6.28
	– diluted (3)	$7.74	$11.19	$6.25
	Cash flows from operating activities	$12,353	$19,391	$14,478
	Adjusted funds flow (2)	$15,274	$19,791	$13,733
Per common share	– basic (3)	$14.00	$17.44	$11.63
	– diluted (3)	$13.86	$17.22	$11.57
	Dividends declared per common share (4)	$3.70	$4.60	$2.00
	Total assets	$75,955	$76,142	$76,665
	Long-term debt, net (5)	$9,922	$10,525	$13,950
	Cash flows used in investing activities	$4,858	$4,987	$3,703
	Net capital expenditures (6)	$4,909	$5,136	$4,676
	Abandonment expenditures, net (2)	$509	$335	$232
Average realized price
	Crude oil and NGLs - Exploration and Production ($/bbl) (3)	$72.36	$90.64	$63.71
	Natural gas - Exploration and Production ($/Mcf) (7)	$3.10	$6.55	$4.07
	SCO - Oil Sands Mining and Upgrading ($/bbl) (3)	$100.06	$117.69	$77.95
	Daily production, before royalties (BOE/d)	1,332,105	1,281,434	1,234,906
	Crude oil and NGLs (bbl/d)	973,530	933,149	952,404
	Natural gas (MMcf/d) (8)	2,151	2,090	1,695
(1)Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(4)On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $1.00 per common share, beginning with the dividend paid on January 5, 2024. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.90 per common share. On November 2, 2022, the Board of Directors approved a 13% increase in the quarterly dividend to $0.85 per common share. On August 3, 2022, the Board of Directors approved a special dividend of $1.50 per common share. On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share. On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share. On March 3, 2021, the Board of Directors approved an 11% increase in the quarterly dividend to $0.47 per common share, from $0.425 per common share.
(5)Capital management measure. Refer to note 16 to the Company's audited consolidated financial statements.
(6)Non-GAAP Financial Measure. The composition of this measure has been updated for all periods presented. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(7)Calculated as natural gas sales divided by sales volumes.
(8)Natural gas production volumes approximate sales volumes.

Canadian Natural 2023 Annual Report	6

Principal Documents Exhibits
CONSOLIDATED NET EARNINGS AND ADJUSTED NET EARNINGS
For 2023, the Company reported net earnings of $8,233 million compared with $10,937 million for 2022 (2021 – $7,664 million). Net earnings for 2023 included non-operating losses, net of tax, of $300 million compared with non-operating losses of $1,926 million for 2022 (2021 – non-operating income of $244 million) related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, realized foreign exchange on the settlement of the cross currency swap and repayment of US dollar debt securities, the gain on acquisitions, the gain from investments, a recoverability charge relating to the increase in estimate of future abandonment costs for the planned decommissioning activities at the Ninian field in the North Sea in 2023, a recoverability charge relating to the de-booking of reserves at the Ninian field in the North Sea in 2022, and government grant income under the provincial well-site rehabilitation programs. Excluding these items, adjusted net earnings from operations for 2023 were $8,533 million compared with $12,863 million for 2022 (2021 – $7,420 million).
The decrease in net earnings and adjusted net earnings from operations for 2023 compared with 2022 primarily reflected:
▪lower realized crude oil and NGLs pricing (1) in the North America Exploration and Production segment;
▪lower realized SCO sales pricing (1) in the Oil Sands Mining and Upgrading segment; and
▪lower realized natural gas pricing in the Exploration and Production segments;
partially offset by:
▪higher SCO sales volumes in the Oil Sands Mining and Upgrading segment; and
▪higher crude oil and NGLs sales volumes in the North America Exploration and Production segment.
A detailed reconciliation of the changes in the Company's product sales is provided in the "Analysis of Changes in Product Sales" section of this MD&A.
The impacts of share-based compensation, risk management activities, fluctuations in foreign exchange rates, and the gain from investments also contributed to the movements in net earnings for 2023 from 2022. These items are discussed in detail in the relevant sections of this MD&A.
Prevailing regulatory and economic conditions and the increasingly challenging commercial outlook in the United Kingdom, including the impact of higher natural gas and carbon costs, led the Company to assess the viability of its North Sea operations in 2022. Following a detailed review of its development plans, the Company determined that the Ninian field is no longer economic, de-booked crude oil reserves as at December 31, 2022 and is accelerating abandonment. As a result, the Company completed a recoverability assessment of its assets in the North Sea, and recognized a non-cash charge of $651 million (after-tax) related to the Ninian field property, plant and equipment, comprised of a recoverability charge of $1,620 million recognized in depletion, depreciation and amortization expense, net of deferred tax recoveries of $969 million.
As at December 31, 2023, as a result of revised project scope and the current cost environment, the Company recognized a non-cash charge of $113 million (after-tax) related to an increase in its estimate of the future abandonment costs for the Ninian field in the North Sea. The non-cash charge is comprised of a recoverability charge of $436 million recognized in depletion, depreciation and amortization expense, net of deferred tax recoveries of $323 million. The Company’s estimate of its asset retirement obligation liability, including the Ninian field recoverability charge and associated tax recoveries, is subject to revision in future periods as abandonment efforts progress.
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

7	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
CASH FLOWS FROM OPERATING ACTIVITIES AND ADJUSTED FUNDS FLOW
Cash flows from operating activities for 2023 were $12,353 million compared with $19,391 million for 2022 (2021 – $14,478 million). The decrease in cash flows from operating activities for 2023 from 2022 were primarily due to the factors previously noted related to the decrease in adjusted net earnings from operations, together with the impact of net changes in non-cash working capital.
Adjusted funds flow for 2023 was $15,274 million ($14.00 per common share) compared with $19,791 million ($17.44 per common share) for 2022 (2021 – $13,733 million; $11.63 per common share). The decrease in adjusted funds flow for 2023 from 2022 was primarily due to the factors noted above related to the decrease in cash flows from operating activities, excluding the impact of the net change in non-cash working capital, abandonment expenditures, government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets, including the unamortized cost of the share bonus program, accrued interest on the deferred PRT recovery, and prepaid cost of service tolls.
PRODUCTION VOLUMES
Record crude oil and NGLs production before royalties for 2023 of 973,530 bbl/d increased 4% from 933,149 bbl/d in 2022 (2021 – 952,404 bbl/d). Record natural gas production before royalties for 2023 increased 3% to average 2,151 MMcf/d from 2,090 MMcf/d in 2022 (2021 – 1,695 MMcf/d). Total production before royalties for 2023 of 1,332,105 BOE/d increased 4% from 1,281,434 BOE/d in 2022 (2021 – 1,234,906 BOE/d). Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production" section of this MD&A.
PRODUCT PRICES
In the Company’s Exploration and Production segments, the 2023 realized crude oil and NGLs prices decreased 20% to average $72.36 per bbl from $90.64 per bbl in 2022 (2021 – $63.71 per bbl), and the 2023 realized natural gas price decreased 53% to average $3.10 per Mcf from $6.55 per Mcf in 2022 (2021 – $4.07 per Mcf). In the Oil Sands Mining and Upgrading segment, the Company’s 2023 realized SCO sales price decreased 15% to average $100.06 per bbl from $117.69 per bbl in 2022 (2021 – $77.95 per bbl). The Company's realized pricing reflected prevailing benchmark pricing. Crude oil and NGLs and natural gas prices are discussed in detail in the "Business Environment", "Realized Product Prices - Exploration and Production", and the "Oil Sands Mining and Upgrading" sections of this MD&A.
PRODUCTION EXPENSE
In the Company’s Exploration and Production segments, the 2023 crude oil and NGLs production expense (1) decreased 11% to average $16.12 per bbl from $18.17 per bbl in 2022 (2021 – $14.71 per bbl), and natural gas production expense (1) averaged $1.30 per Mcf in 2023, an increase of 7% from $1.22 per Mcf in 2022 (2021 – $1.18 per Mcf). In the Oil Sands Mining and Upgrading segment, the Company's 2023 production expense (1) averaged $24.32 per bbl, a decrease of 7% from $26.04 per bbl in 2022 (2021 – $20.91 per bbl). Crude oil and NGLs and natural gas production expense is discussed in detail in the "Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A.
(1)Calculated as respective production expense divided by respective sales volumes.

Canadian Natural 2023 Annual Report	8

Principal Documents Exhibits
SUMMARY OF QUARTERLY FINANCIAL RESULTS
The following is a summary of the Company’s quarterly financial results for the eight most recently completed quarters:

($ millions, except per common share amounts)
2023	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales (1)	$40,835	$10,679	$11,762	$8,846	$9,548
Crude oil and NGLs	$37,300	$9,829	$10,944	$8,115	$8,412
Natural gas	$2,575	$603	$599	$522	$851
Net earnings	$8,233	$2,627	$2,344	$1,463	$1,799
Net earnings per common share
– basic	$7.54	$2.43	$2.15	$1.34	$1.63
– diluted	$7.47	$2.41	$2.13	$1.32	$1.62

($ millions, except per common share amounts)
2022	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales (1)	$49,530	$11,012	$12,574	$13,812	$12,132
Crude oil and NGLs	$43,009	$9,508	$11,001	$11,727	$10,773
Natural gas	$5,236	$1,287	$1,342	$1,605	$1,002
Net earnings	$10,937	$1,520	$2,814	$3,502	$3,101
Net earnings per common share
– basic	$9.64	$1.37	$2.52	$3.04	$2.66
– diluted	$9.52	$1.36	$2.49	$3.00	$2.63
(1)Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements.
Volatility in the quarterly net earnings over the eight most recently completed quarters was primarily due to:
▪Crude oil pricing – Fluctuations in global supply/demand including crude oil production levels from OPEC+ and its impact on world supply; the impact of geopolitical and market uncertainties, including those due to the Russian invasion of Ukraine on worldwide benchmark pricing; the impact of shale oil production in North America; the impact of the WCS Heavy Differential from WTI in North America; and the impact of the differential between WTI and Brent benchmark pricing in the International segments.
▪Natural gas pricing – Fluctuations in both the demand for natural gas and inventory storage levels, third-party pipeline maintenance and outages, the impact of geopolitical and market uncertainties, the impact of seasonal conditions, and the impact of shale gas production in the US.
▪Crude oil and NGLs sales volumes – Fluctuations in production from the Kirby and Jackfish thermal oil sands projects, fluctuations in production due to the cyclic nature of the Primrose thermal oil projects, fluctuations in the Company’s drilling program in the North America Exploration and Production segment, natural decline rates, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, and wildfires and a third-party pipeline outage in 2023 in the North America Exploration and Production segment. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the International segments.
▪Natural gas sales volumes – Fluctuations in production due to the Company's drilling program in the North America Exploration and Production segment, natural decline rates, the impact and timing of acquisitions, and wildfires and a third-party pipeline outage in 2023 in the North America Exploration and Production segment.
▪Production expense – Fluctuations primarily due to the impacts of the demand and cost for services, fluctuations in product mix and production volumes, seasonal conditions, increased carbon tax, fluctuating energy costs, inflationary cost pressures, cost optimizations across all segments, turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, and maintenance activities in the International segments.
▪Depletion, depreciation and amortization expense – Fluctuations due to changes in sales volumes, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company's proved undeveloped reserves, fluctuations in International sales volumes subject to higher depletion rates, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, a recoverability charge relating to the increase in estimate of future abandonment costs for the planned decommissioning activities at the Ninian field in the North Sea in 2023, and a recoverability charge relating to the de-booking of reserves at the Ninian field in the North Sea at December 31, 2022.
▪Share-based compensation – Fluctuations due to the measurement of fair market value of the Company's share-based compensation liability.

9	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
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
▪Gain from investment – Fluctuations due to the gain from the investment in PrairieSky Royalty Ltd. shares.
Business Environment
Rising interest rates in response to persistent inflation and concerns of a global recession put downward pressure on global crude oil benchmark pricing in 2023 and heightened geopolitical tensions led to pricing volatility throughout 2023. Higher non-OPEC supply and record US production in the fourth quarter of 2023 reduced the impact of previously announced OPEC+ production cuts. Although inflationary pressures are easing, the Company has experienced and may continue to experience inflationary pressures on its operating and capital expenditures in addition to higher than normal fluctuations in commodity prices and interest rates.
Liquidity
As at December 31, 2023, the Company had undrawn revolving bank credit facilities of $5,450 million. Including cash and cash equivalents and short-term investments, the Company had approximately $6,852 million in liquidity (1). The Company also has certain other dedicated credit facilities supporting letters of credit.
The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Refer to the "Liquidity and Capital Resources" section of this MD&A for further details.
Capital Spending
On December 14, 2023, the Company announced its 2024 capital budget (2) targeted at approximately $5,420 million, and targets to provide near-term production growth in 2024 and mid- and long-term production and capacity growth in 2025 and beyond. Production for 2024 is targeted between 1,330,000 BOE/d and 1,380,000 BOE/d. In addition, the Company targets $635 million in abandonment expenditures for 2024. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns and the balancing of project risks and time horizons. The 2024 capital budget and targeted abandonment expenditures constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Forward-looking non-GAAP Financial Measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A for more details on Net Capital Expenditures.

Canadian Natural 2023 Annual Report	10

Principal Documents Exhibits
BENCHMARK COMMODITY PRICES

(Yearly average)	2023	2022	2021
WTI benchmark price (US$/bbl)	$77.61	$94.23	$67.96
Dated Brent benchmark price (US$/bbl)	$82.61	$99.80	$70.49
WCS Heavy Differential from WTI (US$/bbl)	$18.62	$18.26	$13.04
SCO benchmark price (US$/bbl)	$79.64	$98.66	$66.36
Condensate benchmark price (US$/bbl)	$76.55	$93.69	$68.24
Condensate Differential from WTI (US$/bbl)	$1.06	$0.54	$(0.28)
NYMEX benchmark price (US$/MMBtu)	$2.74	$6.64	$3.85
AECO benchmark price (C$/GJ)	$2.77	$5.28	$3.38
US/Canadian dollar average exchange rate (US$)	$0.7409	$0.7686	$0.7979
US/Canadian dollar year end exchange rate (US$)	$0.7573	$0.7389	$0.7901
Substantially all of the Company’s production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are directly impacted by fluctuations in foreign exchange rates. Product revenue continued to be impacted by changes in the Canadian dollar as the Canadian dollar sales price the Company received for its crude oil and natural gas sales is based on US dollar denominated benchmarks.
Crude oil sales contracts in North America are typically based on WTI benchmark pricing. WTI averaged US$77.61 per bbl for 2023, a decrease of 18% from US$94.23 per bbl for 2022 (2021 – US$67.96 per bbl).
Crude oil sales contracts for the Company’s International segments are typically based on Brent pricing, which is representative of international markets and overall global supply and demand. Brent averaged US$82.61 per bbl for 2023, a decrease of 17% from US$99.80 per bbl for 2022 (2021 – US$70.49 per bbl).
The decrease in WTI and Brent pricing for 2023 from 2022 primarily reflected concerns of higher non-OPEC supply and lower than anticipated global crude oil demand, as a result of persistent inflation and the resulting increase in interest rates.
The WCS Heavy Differential averaged US$18.62 per bbl for 2023, compared with US$18.26 per bbl for 2022 (2021 – US$13.04 per bbl).
The SCO price averaged US$79.64 per bbl for 2023, a decrease of 19% from US$98.66 per bbl for 2022 (2021 – US$66.36 per bbl). The decrease in SCO pricing for 2023 from 2022 primarily reflected the decrease in WTI benchmark pricing, together with increased production and egress constraints in the Western Canadian Sedimentary Basin ("WCSB").
NYMEX natural gas prices averaged US$2.74 per MMBtu for 2023, a decrease of 59% from US$6.64 per MMBtu for 2022 (2021 – US$3.85 per MMBtu). The decrease in NYMEX natural gas prices for 2023 from 2022 primarily reflected increased production and lower storage draws due to mild winter weather in 2023. Additionally, lower global LNG prices amid ample supply put downward pressure on NYMEX benchmark prices.
AECO natural gas prices averaged $2.77 per GJ for 2023, a decrease of 48% from $5.28 per GJ for 2022 (2021 – $3.38 per GJ). The decrease in AECO natural gas prices for 2023 from 2022 primarily reflected NYMEX benchmark pricing, increased production in the WCSB, and lower storage draws due to decreased demand resulting from mild winter weather in 2023.

11	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
Analysis of Changes in Product Sales

		Changes due to				Changes due to
($ millions)	2021	Volumes	Prices	Other	2022	Volumes	Prices	Other	2023
North America
Crude oil and NGLs	$14,478	$286	$5,991	$—	$20,755	$730	$(4,110)	$—	$17,375
Natural gas	2,484	584	1,863	—	4,931	153	(2,709)	—	2,375
Other (1)	119	—	—	98	217	—	—	(207)	10
	17,081	870	7,854	98	25,903	883	(6,819)	(207)	19,760
North Sea
Crude oil and NGLs	607	(183)	199	—	623	(117)	(71)	—	435
Natural gas	5	(2)	10	—	13	(3)	(3)	—	7
Other (1)	(1)	—	—	1	—	—	—	—	—
	611	(185)	209	1	636	(120)	(74)	—	442
Offshore Africa
Crude oil and NGLs	420	45	229	—	694	1	(118)	—	577
Natural gas	31	2	22	—	55	(8)	4	—	51
Other (1)	7	—	—	1	8	—	—	1	9
	458	47	251	1	757	(7)	(114)	1	637
Oil Sands Mining and Upgrading
Crude oil and NGLs	14,033	(592)	7,363	—	20,804	1,012	(3,155)	—	18,661
Other (1)	73	—	—	76	149	—	—	(144)	5
	14,106	(592)	7,363	76	20,953	1,012	(3,155)	(144)	18,666
Midstream and Refining
Midstream activities	78	—	—	2	80	—	—	(4)	76
Refined product sales and other (1)	681	—	—	225	906	—	—	20	926
	759	—	—	227	986	—	—	16	1,002
Intersegment eliminations and other (2)
Product sales	(164)	—	—	454	290	—	—	28	318
Other (1)	3	—	—	2	5	—	—	5	10
	(161)	—	—	456	295	—	—	33	328
Total	$32,854	$140	$15,677	$859	$49,530	$1,768	$(10,162)	$(301)	$40,835
(1)Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2)Eliminates internal transportation and electricity charges and includes production, processing and other purchasing and selling activities that are not included in the above segments.
Product sales decreased 18% to $40,835 million for 2023 from $49,530 million for 2022 (2021 – $32,854 million). The decrease in product sales was primarily the result of an overall decrease in realized commodity pricing across the Company's segments in 2023. Crude oil and NGLs and natural gas pricing are discussed in detail in the "Business Environment", "Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A. Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production" section of this MD&A.
For 2023, 3% of the Company’s crude oil and NGLs and natural gas product sales were generated outside of North America (2022 – 3%; 2021 – 3%). North Sea accounted for 1% of crude oil and NGLs and natural gas product sales for 2023 (2022 – 1%; 2021 – 2%), and Offshore Africa accounted for 2% of crude oil and NGLs and natural gas product sales for 2023 (2022 – 2%; 2021 – 1%).

Canadian Natural 2023 Annual Report	12

Principal Documents Exhibits
Daily Production
DAILY PRODUCTION, BEFORE ROYALTIES

	2023	2022	2021
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	496,100	479,971	472,621
North America – Oil Sands Mining and Upgrading (1)	451,339	425,945	448,133
International – Exploration and Production
North Sea	12,639	12,890	17,633
Offshore Africa	13,452	14,343	14,017
Total International (2)	26,091	27,233	31,650
Total Crude oil and NGLs	973,530	933,149	952,404
Natural gas (MMcf/d) (3)
North America	2,139	2,075	1,680
International
North Sea	2	2	3
Offshore Africa	10	13	12
Total International	12	15	15
Total Natural gas	2,151	2,090	1,695
Total Barrels of oil equivalent (BOE/d)	1,332,105	1,281,434	1,234,906
Product mix
Light and medium crude oil and NGLs	10%	11%	10%
Pelican Lake heavy crude oil	3%	4%	5%
Primary heavy crude oil	6%	5%	5%
Bitumen (thermal oil)	20%	20%	21%
Synthetic crude oil (1)	34%	33%	36%
Natural gas	27%	27%	23%
Percentage of product sales (1) (4) (5)
Crude oil and NGLs	93%	88%	91%
Natural gas	7%	12%	9%
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)"International" includes North Sea and Offshore Africa Exploration and Production segments in all instances used.
(3)Natural gas production volumes approximate sales volumes.
(4)Net of blending and feedstock costs and excluding risk management activities.
(5)Excluding Midstream and Refining revenue.

13	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
DAILY PRODUCTION, NET OF ROYALTIES

	2023	2022	2021
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	406,534	374,089	404,637
North America – Oil Sands Mining and Upgrading	385,996	351,740	410,385
International – Exploration and Production
North Sea	12,609	12,849	17,588
Offshore Africa	12,183	12,972	13,354
Total International	24,792	25,821	30,942
Total Crude oil and NGLs	817,322	751,650	845,964
Natural gas (MMcf/d)
North America	2,055	1,885	1,593
International
North Sea	2	2	3
Offshore Africa	10	11	11
Total International	12	13	14
Total Natural gas	2,067	1,898	1,607
Total Barrels of oil equivalent (BOE/d)	1,161,852	1,068,063	1,113,878
The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO and natural gas.
Total 2023 production before royalties averaged 1,332,105 BOE/d, an increase of 4% from 1,281,434 BOE/d in 2022 (2021 – 1,234,906 BOE/d).
Record crude oil and NGLs production before royalties for 2023 averaged 973,530 bbl/d, an increase of 4% from 933,149 bbl/d for 2022 (2021 – 952,404 bbl/d). The increase in crude oil and NGLs production for 2023 from 2022 primarily reflected stronger production in the Oil Sands Mining and Upgrading, and North America Exploration and Production segments in 2023 due to pad additions in thermal oil, drilling activity, and the impact of extreme cold weather conditions in the fourth quarter of 2022.
Annual crude oil and NGLs production for 2023 was within the Company's previously issued production target of 969,000 bbl/d to 1,001,000 bbl/d. Annual crude oil and NGLs production for 2024 is targeted to average between 977,000 bbl/d and 1,008,000 bbl/d. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Natural gas production before royalties accounted for 27% of the Company's total production in 2023 on a BOE basis. Record natural gas production for 2023 of 2,151 MMcf/d increased 3% from 2,090 MMcf/d for 2022 (2021 – 1,695 MMcf/d). The increase in natural gas production for 2023 from 2022 primarily reflected 2023 drilling activity, partially offset by the impact of wildfires and a third party pipeline outage in 2023, together with natural field declines.
Annual natural gas production for 2023 was slightly below the Company's previously issued production target of 2,170 MMcf/d to 2,242 MMcf/d. Annual natural gas production for 2024 is targeted to average between 2,120 MMcf/d and 2,230 MMcf/d. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
North America – Exploration and Production
North America crude oil and NGLs production before royalties for 2023 averaged 496,100 bbl/d, an increase of 3% from 479,971 bbl/d for 2022 (2021 – 472,621 bbl/d). The increase in North America crude oil and NGLs production for 2023 from 2022 primarily reflected pad additions in thermal oil and conventional drilling activity in 2023, partially offset by the impacts of wildfires and a third party pipeline outage in 2023, and natural field declines.
Thermal oil production before royalties for 2023 averaged 262,000 bbl/d, an increase of 4% from 252,018 bbl/d for 2022 (2021 –259,284 bbl/d). The increase in thermal oil production for 2023 from 2022 primarily reflected pad additions at Primrose and Kirby in 2023, partially offset by natural field declines.
Pelican Lake heavy crude oil production before royalties averaged 47,078 bbl/d for 2023, a decrease of 6% from 50,333 bbl/d for 2022 (2021 – 54,390 bbl/d), primarily reflecting natural field declines.
Natural gas production before royalties for 2023 averaged 2,139 MMcf/d, an increase of 3% from 2,075 MMcf/d for 2022 (2021 – 1,680 MMcf/d). The increase in natural gas production for 2023 from 2022 primarily reflected 2023 drilling activity, partially offset by the impact of wildfires and a third party pipeline outage in 2023, together with natural field declines.

Canadian Natural 2023 Annual Report	14

Principal Documents Exhibits
North America – Oil Sands Mining and Upgrading
Record SCO production before royalties for 2023 of 451,339 bbl/d increased 6% from 425,945 bbl/d for 2022 (2021 – 448,133 bbl/d). The increase in SCO production for 2023 from 2022 primarily reflected stronger production in 2023 following the impact of an extended turnaround at the non-operated Scotford Upgrader in the first half of 2022, as well as an unplanned outage at Horizon and extreme cold weather conditions impacting mining operations in the fourth quarter of 2022.
International – Exploration and Production
International crude oil and NGLs production before royalties for 2023 averaged 26,091 bbl/d, a decrease of 4% from 27,233 bbl/d for 2022 (2021 – 31,650 bbl/d). The decrease in production for 2023 from 2022 primarily reflected natural field declines.
INTERNATIONAL CRUDE OIL INVENTORY VOLUMES
The Company recognizes revenue on its crude oil production when control of the product passes to the customer and delivery has taken place. Revenue has not been recognized in the International segments on crude oil volumes held in various storage facilities or FPSOs, as follows:

(bbl)	2023	2022	2021
International	515,543	390,959	727,439
Exploration and Production
OPERATING HIGHLIGHTS

	2023	2022	2021
Crude oil and NGLs ($/bbl) (1)
Realized price (2)	$72.36	$90.64	$63.71
Transportation (2)	4.23	4.13	3.86
Realized price, net of transportation (2)	68.13	86.51	59.85
Royalties (3)	12.55	18.91	8.59
Production expense (4)	16.12	18.17	14.71
Netback (2)	$39.46	$49.43	$36.55
Natural gas ($/Mcf) (1)
Realized price (5)	$3.10	$6.55	$4.07
Transportation (6)	0.56	0.51	0.45
Realized price, net of transportation	2.54	6.04	3.62
Royalties (3)	0.13	0.61	0.22
Production expense (4)	1.30	1.22	1.18
Netback	$1.11	$4.21	$2.22
Barrels of oil equivalent ($/BOE) (1)
Realized price (2)	$50.54	$70.07	$49.67
Transportation (2)	3.88	3.72	3.44
Realized price, net of transportation (2)	46.66	66.35	46.23
Royalties (3)	7.77	12.75	5.98
Production expense (4)	12.74	13.76	11.98
Netback (2)	$26.15	$39.84	$28.27
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as royalties divided by respective sales volumes.
(4)Calculated as production expense divided by respective sales volumes.
(5)Calculated as natural gas sales divided by natural gas sales volumes.
(6)Calculated as natural gas transportation expense divided by natural gas sales volumes.

15	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
REALIZED PRODUCT PRICES – EXPLORATION AND PRODUCTION

	2023	2022	2021
Crude oil and NGLs ($/bbl) (1)
North America (2)	$70.51	$88.43	$62.10
International average (3)	$107.46	$128.41	$87.04
North Sea (3)	$110.99	$129.04	$87.98
Offshore Africa (3)	$106.25	$127.85	$85.71
Crude oil and NGLs average (2)	$72.36	$90.64	$63.71
Natural gas ($/Mcf) (1) (3)
North America	$3.04	$6.51	$4.05
International average	$12.81	$12.78	$6.21
North Sea	$10.45	$15.75	$2.94
Offshore Africa	$13.19	$12.23	$7.17
Natural gas average	$3.10	$6.55	$4.07
Average ($/BOE) (1) (2)	$50.54	$70.07	$49.67
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
North America
North America realized crude oil and NGLs prices decreased 20% to average $70.51 per bbl for 2023 from $88.43 per bbl for 2022 (2021 – $62.10 per bbl), primarily due to lower WTI benchmark pricing.
The Company continues to focus on its crude oil blending marketing strategy including a blending strategy that expands markets within current pipeline infrastructure, supporting pipeline projects that will provide capacity to transport crude oil to new markets, and working with refiners to add incremental heavy crude oil and bitumen (thermal oil) conversion capacity. During 2023, the Company contributed approximately 217,000 bbl/d of heavy crude oil blends to the WCS stream.
The Company has 20-year transportation agreements to ship 94,000 bbl/d of crude oil on the Trans Mountain Pipeline Expansion that will provide waterborne access to international markets. The expansion is nearing completion and Trans Mountain Corporation targets the pipeline to be operational in the second quarter of 2024.
North America realized natural gas prices decreased 53% to average $3.04 per Mcf for 2023 from $6.51 per Mcf for 2022 (2021 – $4.05 per Mcf). The decrease in realized natural gas prices for 2023 from 2022 primarily reflected lower AECO benchmark and export pricing.
Comparisons of the prices received in North America Exploration and Production by product type were as follows:

(Yearly average)	2023	2022	2021
Wellhead Price (1)
Light and medium crude oil and NGLs ($/bbl)	$70.72	$88.24	$61.29
Pelican Lake heavy crude oil ($/bbl)	$77.69	$96.18	$68.05
Primary heavy crude oil ($/bbl)	$75.67	$93.80	$65.88
Bitumen (thermal oil) ($/bbl)	$67.62	$85.51	$60.20
Natural gas ($/Mcf)	$3.04	$6.51	$4.05
(1)Amounts expressed on a per unit basis are based on sales volumes of the respective product type.
International
International realized crude oil and NGLs prices decreased 16% to average $107.46 per bbl for 2023 from $128.41 per bbl for 2022 (2021 – $87.04 per bbl). Realized crude oil and NGLs prices per bbl in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting. The decrease in realized crude oil and NGLs prices for 2023 from 2022 reflected prevailing Brent benchmark pricing at the time of liftings, together with the impact of movements in the Canadian dollar.

Canadian Natural 2023 Annual Report	16

Principal Documents Exhibits
ROYALTIES – EXPLORATION AND PRODUCTION

	2023	2022	2021
Crude oil and NGLs ($/bbl) (1)
North America	$12.89	$19.64	$9.06
International average	$5.99	$6.38	$1.75
North Sea	$0.33	$0.30	$0.19
Offshore Africa	$10.08	$11.79	$3.94
Crude oil and NGLs average	$12.55	$18.91	$8.59
Natural gas ($/Mcf) (1)
North America	$0.13	$0.61	$0.22
Offshore Africa	$0.62	$1.50	$0.33
Natural gas average	$0.13	$0.61	$0.22
Average ($/BOE) (1)	$7.77	$12.75	$5.98
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
North America crude oil and NGLs and natural gas royalties for 2023 and the comparable periods reflected movements in benchmark commodity prices, fluctuations in the WCS Heavy Differential and the impact of sliding scale royalty rates.
Crude oil and NGLs royalty rates (1) averaged approximately 18% of product sales for 2023, compared with 22% of product sales for 2022 (2021 – 15%). The decrease in royalty rates for 2023 from 2022 was primarily due to lower benchmark prices.
Natural gas royalty rates averaged approximately 4% of product sales for 2023, compared with 9% of product sales for 2022 (2021 – 5%). The decrease in royalty rates for 2023 from 2022 was primarily due to lower benchmark prices.
Offshore Africa
Under the terms of the various Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing, capital expenditures and production expenses, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 9% for 2023, comparable with 9% of product sales for 2022 (2021 – 5%). Royalty rates as a percentage of product sales reflected the timing of liftings and the status of payout in the various fields.
PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	2023	2022	2021
Crude oil and NGLs ($/bbl) (1)
North America	$14.46	$16.25	$13.12
International average	$48.16	$51.01	$37.77
North Sea	$85.57	$88.99	$54.13
Offshore Africa	$21.14	$17.25	$14.73
Crude oil and NGLs average	$16.12	$18.17	$14.71
Natural gas ($/Mcf) (1)
North America	$1.27	$1.19	$1.15
International average	$7.26	$5.16	$5.07
North Sea	$9.85	$9.27	$7.31
Offshore Africa	$6.83	$4.40	$4.41
Natural gas average	$1.30	$1.22	$1.18
Average ($/BOE) (1)	$12.74	$13.76	$11.98
(1)Calculated as production expense divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

17	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
North America
North America crude oil and NGLs production expense for 2023 averaged $14.46 per bbl, a decrease of 11% from $16.25 per bbl for 2022 (2021 – $13.12 per bbl). The decrease in crude oil and NGLs production expense per bbl for 2023 from 2022 primarily reflected lower energy costs, partially offset by higher service costs.
North America natural gas production expense for 2023 averaged $1.27 per Mcf, an increase of 7% from $1.19 per Mcf for 2022 (2021 – $1.15 per Mcf). The increase in natural gas production expense per Mcf for 2023 from 2022 primarily reflected higher service costs.
International
International crude oil and NGLs production expense for 2023 averaged $48.16 per bbl, a decrease of 6% from $51.01 per bbl for 2022 (2021 – $37.77 per bbl). The decrease in crude oil production expense per bbl for 2023 from 2022 primarily reflected lower energy costs and the timing of liftings from various fields that have different cost structures.
ADJUSTED DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

($ millions, except per BOE amounts)	2023	2022	2021
North America	$3,679	$3,595	$3,569
North Sea	494	1,747	160
Offshore Africa	213	173	142
Depletion, Depreciation and Amortization	$4,386	$5,515	$3,871
Less: Recoverability charge (1) (2)	436	1,620	—
Adjusted depletion, depreciation and amortization (3)	$3,950	$3,895	$3,871
$/BOE (4)	$12.27	$12.45	$13.49
(1)As at December 31, 2023, as a result of revised project scope and the current cost environment, the Company recognized a recoverability charge of $436 million in depletion, depreciation and amortization expense related to an increase in its estimate of future abandonment costs for the Ninian field in the North Sea.
(2)Prevailing regulatory and economic conditions and the increasingly challenging commercial outlook in the United Kingdom, including the impact of higher natural gas and carbon costs, led the Company to assess the viability of its North Sea operations in 2022. As at December 31, 2022 the Company completed a recoverability assessment of its assets in the North Sea, and recognized a recoverability charge of $1,620 million in depletion, depreciation, and amortization expense following a detailed assessment which determined that the Ninian field was no longer economic.
(3)This is a non-GAAP measure used to calculate depletion, depreciation and amortization, less the impact of charges that are not related to current period normal course depletion, depreciation and amortization expense such as asset recoverability charges that are not related to current period production. It may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the financial statements (depletion, depreciation and amortization expense), as applicable, as an indication of the Company's performance.
(4)Non-GAAP ratio calculated as adjusted depletion, depreciation and amortization expense divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Adjusted depletion, depreciation and amortization expense for 2023 of $12.27 per BOE was comparable with $12.45 per BOE for 2022 (2021 – $13.49 per BOE).
Adjusted depletion, depreciation and amortization expense on an absolute and per BOE basis also reflects the impact of the timing of liftings from each field in the North Sea and Offshore Africa.
ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

($ millions, except per BOE amounts)	2023	2022	2021
North America	$234	$171	$101
North Sea	46	33	21
Offshore Africa	8	7	6
Asset Retirement Obligation Accretion	$288	$211	$128
$/BOE (1)	$0.89	$0.67	$0.44
(1)Calculated as asset retirement obligation accretion divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for 2023 of $0.89 per BOE increased 33% from $0.67 per BOE for 2022 (2021 – $0.44 per BOE). The increase in asset retirement obligation accretion expense per BOE for 2023 from 2022 primarily reflected the impact of cost, inflation and timing estimates, regulatory changes, and discount rate revisions made to the asset retirement obligation during 2022, partially offset by higher sales volumes in 2023.

Canadian Natural 2023 Annual Report	18

Principal Documents Exhibits
Oil Sands Mining and Upgrading
OPERATING HIGHLIGHTS
The Company continues to focus on safe, reliable and efficient operations and leveraging its technical expertise across the Horizon and AOSP sites with record SCO production in 2023 averaging 451,339 bbl/d.
The Company incurred production expense of $3,989 million for 2023, comparable with $4,076 million for 2022 (2021 – $3,414 million), reflecting the Company's continued focus on cost control and efficiencies across the entire asset base.
REALIZED PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING

($/bbl)	2023	2022	2021
Realized SCO sales price (1)	$100.06	$117.69	$77.95
Bitumen value for royalty purposes (2)	$65.43	$83.07	$58.39
Bitumen royalties (3)	$14.43	$20.71	$6.62
Transportation (1)	$1.89	$1.71	$1.21
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Calculated as the quarterly average of the bitumen methodology price.
(3)Calculated as royalties divided by sales volumes.
The realized SCO sales price averaged $100.06 per bbl for 2023, a decrease of 15% from $117.69 per bbl for 2022 (2021 – $77.95 per bbl). The decrease in the realized SCO sales price for 2023 compared to 2022 primarily reflected the decrease in WTI benchmark pricing.
The decrease in bitumen royalties per bbl for 2023 from 2022 primarily reflected the impact of lower prevailing bitumen pricing combined with the impact of sliding scale royalty rates.
Transportation expense averaged $1.89 per bbl for 2023, an increase of 11% from $1.71 per bbl for 2022 (2021 – $1.21 per bbl). The increase in transportation expense for 2023 from 2022 primarily reflected higher sales to the US Gulf Coast in 2023, partially offset by higher total sales volumes.
PRODUCTION EXPENSE – OIL SANDS MINING AND UPGRADING
The following tables are reconciled to the Oil Sands Mining and Upgrading production expense disclosed in note 22 to the Company’s audited consolidated financial statements.

($ millions)	2023	2022	2021
Production expense, excluding natural gas costs	$3,794	$3,743	$3,176
Natural gas costs	195	333	238
Production expense	$3,989	$4,076	$3,414

($/bbl)	2023	2022	2021
Production expense, excluding natural gas costs (1)	$23.13	$23.91	$19.45
Natural gas costs (2)	1.19	2.13	1.46
Production expense (3)	$24.32	$26.04	$20.91
Sales volumes (bbl/d)	449,282	428,820	447,230
(1)Calculated as production expense, excluding natural gas costs divided by sales volumes.
(2)Calculated as natural gas costs divided by sales volumes.
(3)Calculated as production expense divided by sales volumes.
Production expense for 2023 of $24.32 per bbl decreased 7% from $26.04 per bbl for 2022 (2021 – $20.91 per bbl). The decrease in production expense per bbl for 2023 as compared to 2022 primarily reflected higher production volumes and lower energy costs.

19	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

($ millions, except per bbl amounts)	2023	2022	2021
Depletion, depreciation and amortization	$2,011	$1,822	$1,838
$/bbl (1)	$12.26	$11.64	$11.26
(1)Calculated as depletion, depreciation and amortization divided by sales volumes.
Depletion, depreciation and amortization expense for 2023 of $12.26 per bbl increased 5% from $11.64 per bbl for 2022 (2021 – $11.26 per bbl), reflecting the impact of a higher depletable base due to asset additions, partially offset by higher sales volumes in 2023.
ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

($ millions, except per bbl amounts)	2023	2022	2021
Asset retirement obligation accretion	$78	$70	$57
$/bbl (1)	$0.48	$0.45	$0.35
(1)Calculated as asset retirement obligation accretion divided by sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for 2023 of $0.48 per bbl increased 7% from $0.45 per bbl for 2022 (2021 – $0.35 per bbl). The increase in asset retirement obligation accretion expense on a per bbl basis for 2023 from 2022 primarily reflected the impact of cost, inflation and timing estimates, and discount rate revisions made to the asset retirement obligation during 2022, partially offset by higher sales volumes in 2023.
Midstream and Refining

($ millions)	2023	2022	2021
Product sales
Midstream activities	$76	$80	$78
NWRP, refined product sales and other	926	906	681
Segmented revenue	1,002	986	759
Less:
NWRP, refining toll	303	247	213
Midstream activities	29	24	21
Production expense	332	271	234
NWRP, transportation and feedstock costs	664	691	550
Depreciation	16	16	15
Income from NWRP	—	—	(400)
Segmented (loss) earnings	$(10)	$8	$360
The Company's Midstream and Refining assets consist of two crude oil pipeline systems, a 50% working interest in an 84-megawatt cogeneration plant at Primrose and the Company's 50% equity investment in NWRP. Approximately 25% of the Company's crude oil production was transported to international mainline liquid pipelines via the 100% owned and operated ECHO and Pelican Lake pipelines. The Midstream pipeline asset ownership allows the Company to control transportation costs, earn third party revenue, and manage the marketing of heavy crude oils.
NWRP operates a 50,000 bbl/d bitumen upgrader and refinery that processes approximately 12,500 bbl/d (25% toll payer) of bitumen feedstock for the Company and 37,500 bbl/d (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058. Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment. Production of ultra-low sulphur diesel and other refined products for 2023 averaged 81,525 BOE/d (20,381 BOE/d to the Company) (2022 – 58,351 BOE/d; 14,588 BOE/d to the Company; 2021 – 69,713 BOE/d; 17,428 BOE/d to the Company).
On June 30, 2021, the equity partners, together with the toll payers, agreed to optimize the structure of NWRP to better align the commercial interests of the equity partners and the toll payers (the "Optimization Transaction"). As a result, North West Refining Inc. transferred its entire 50% partnership interest in NWRP to APMC. The Company's 50% equity interest remained unchanged.

Canadian Natural 2023 Annual Report	20

Principal Documents Exhibits
Under the Optimization Transaction, the original term of the processing agreements was extended by 10 years from 2048 to 2058. NWRP retired higher cost subordinated debt, which carried interest rates of prime plus 6%, and issued lower cost senior secured bonds at an average rate of approximately 2.55%, reducing interest costs to NWRP and associated tolls to the toll payers. As such, NWRP repaid the Company's and APMC's subordinated debt advances of $555 million each. In addition, the Company received a $400 million distribution from NWRP during 2021.
To facilitate the Optimization Transaction, NWRP issued $500 million of 1.20% series L senior secured bonds due December 2023, $500 million of 2.00% series M senior secured bonds due December 2026, $1,000 million of 2.80% series N senior secured bonds due June 2031, and $600 million of 3.75% series O senior secured bonds due June 2051.
During 2023, NWRP repaid the $500 million of 1.20% series L senior secured bonds.
During 2023, NWRP's syndicated credit facility was reduced by $60 million to $3,115 million (2022 – $3,175 million) following the repayment and cancellation of a portion of the non-revolving credit facility that matured in June 2023. NWRP's syndicated credit facility is comprised of a $2,175 million revolving credit facility, with $118 million maturing June 2024 and the remainder maturing June 2025, and a $940 million non-revolving credit facility maturing June 2025.
As at December 31, 2023, NWRP had borrowings of $2,559 million under the syndicated credit facility (December 31, 2022 – $2,318 million) and borrowings of $77 million under its short-term demand operating facility (December 31, 2022 – $nil).
During 2022, NWRP entered into a $150 million facility to support letters of credit.
As at December 31, 2023, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $555 million (2022 – $551 million). The unrecognized equity loss from NWRP for 2023 was $4 million (2022 – recovery of unrecognized equity losses of $11 million; 2021 – unrecognized equity loss of $9 million and partnership distributions of $400 million).
Corporate and Other
ADMINISTRATION EXPENSE

($ millions, except per BOE amounts)	2023	2022	2021
Expense	$452	$415	$366
$/BOE (1)	$0.93	$0.88	$0.81
Sales volumes (BOE/d) (2)	1,331,092	1,285,877	1,233,457
(1)Calculated as administration expense divided by sales volumes.
(2)Total Company sales volumes.
Administration expense for 2023 of $0.93 per BOE increased 6% from $0.88 per BOE for 2022 (2021 – $0.81 per BOE). Administration expense per BOE increased from 2022 primarily due to higher personnel and corporate costs, partially offset by higher sales volumes and higher overhead recoveries.
SHARE-BASED COMPENSATION

($ millions)	2023	2022	2021
Share-based compensation expense	$491	$804	$514
The Company’s Stock Option Plan provides employees with the right to receive common shares or a cash payment in exchange for stock options surrendered. The Performance Share Unit ("PSU") plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, and by individual employee performance and the extent to which certain other performance measures are met.
The Company recognized $491 million of share-based compensation expense for 2023, primarily as a result of the measurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the period, and changes in the Company’s share price. An expense of $70 million related to PSUs granted to certain executive employees was included in the share-based compensation expense for 2023 (2022 – $101 million expense; 2021 – $79 million expense).

21	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
INTEREST AND OTHER FINANCING EXPENSE

($ millions, except effective interest rate)	2023	2022	2021
Interest and other financing expense	$636	$549	$711
Less: Interest income and other (1)	(55)	(121)	(32)
Interest on long-term debt and lease liabilities (1)	$691	$670	$743

Average current and long-term debt (2)	$12,749	$13,986	$18,935
Average lease liabilities (2)	1,500	1,531	1,619
Average long-term debt and lease liabilities (2)	$14,249	$15,517	$20,554
Average effective interest rate (3) (4)	4.8%	4.3%	3.5%

Interest and other financing expense per $/BOE (5)	$1.31	$1.17	$1.58
Sales volumes (BOE/d) (6)	1,331,092	1,285,877	1,233,457
(1)Item is a component of interest and other financing expense.
(2)The average of current and long-term debt and lease liabilities outstanding during the respective year.
(3)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's audited consolidated financial statements, as applicable, as an indication of the Company's performance.
(4)Calculated as the average interest on long-term debt and lease liabilities divided by the average long-term debt and lease liabilities balance for the respective year. The Company presents its average effective interest rate for financial statement users to evaluate the Company’s average cost of debt borrowings.
(5)Calculated as interest and other financing expense divided by sales volumes.
(6)Total Company sales volumes.
Interest and other financing expense per BOE for 2023 increased 12% to $1.31 per BOE from $1.17 per BOE for 2022 (2021 – $1.58 per BOE). The increase in interest and other financing expense per BOE for 2023 from 2022 primarily reflected the impact of higher interest rates on floating rate long-term debt, together with the impact of higher accrued interest income on the deferred PRT recovery in 2022, partially offset by lower average debt levels in 2023.
The Company’s average effective interest rate of 4.8% for 2023 increased from 4.3% for 2022 primarily due to higher prevailing interest rates on floating rate debt held during 2023.
RISK MANAGEMENT ACTIVITIES
The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

($ millions)	2023	2022	2021
Foreign currency contracts	$(17)	$(37)	$1
Natural gas financial instruments (1) (2)	3	13	17
Crude oil and NGLs financial instruments (1)	—	17	(1)
Net realized (gain) loss	(14)	(7)	17
Foreign currency contracts	(9)	(16)	6
Natural gas financial instruments (1) (2)	21	(10)	11
Crude oil and NGLs financial instruments (1)	—	(2)	2
Net unrealized loss (gain)	12	(28)	19
Net (gain) loss	$(2)	$(35)	$36
(1)Commodity financial instruments were assumed in the acquisition of Storm Resources Ltd. ("Storm") in 2021, and Painted Pony Energy Ltd. ("Painted Pony") in 2020.
(2)In the fourth quarter of 2023, the Company entered into 50,000 MMBtu/d of US$1.82 AECO fixed price financial hedge contracts for the period of January to December 2024.
During 2023, net realized risk management gains were related to the settlement of foreign currency contracts, partially offset by losses on natural gas financial instruments. The Company recorded a net unrealized loss of $12 million ($7 million after-tax of $5 million) on its risk management activities for 2023 (2022 – $28 million unrealized gain, $25 million after-tax of $3 million; 2021 – $19 million unrealized loss, $16 million after-tax of $3 million).
Further details related to outstanding derivative financial instruments as at December 31, 2023 are disclosed in note 19 to the Company's audited consolidated financial statements.

Canadian Natural 2023 Annual Report	22

Principal Documents Exhibits
FOREIGN EXCHANGE

($ millions)	2023	2022	2021
Net realized (gain) loss	$(19)	$(114)	$78
Net unrealized (gain) loss	(260)	852	(205)
Net (gain) loss (1)	$(279)	$738	$(127)
(1)Amounts are reported net of the hedging effect of cross currency swaps.
The net realized foreign exchange gain for 2023 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling. The net unrealized foreign exchange gain for 2023 was primarily related to the impact of a stronger Canadian dollar with respect to outstanding US dollar debt. The US/Canadian dollar exchange rate at December 31, 2023 was US$0.7573 (December 31, 2022 – US$0.7389, December 31, 2021 – US$0.7901).
INCOME TAXES

($ millions, except effective tax rates)	2023	2022	2021
North America (1)	$1,853	$2,789	$1,841
North Sea	(6)	69	7
Offshore Africa	73	74	21
Current PRT – North Sea	(58)	(42)	(34)
Other taxes	17	16	13
Current income tax	1,879	2,906	1,848
Deferred corporate income tax	267	302	399
Deferred PRT – North Sea	(214)	(441)	—
Deferred income tax	53	(139)	399
Income tax	$1,932	$2,767	$2,247
Earnings before taxes	$10,165	$13,704	$9,911
Effective tax rate on net earnings (2)	19%	20%	23%

($ millions, except effective tax rates)	2023	2022	2021
Income tax	$1,932	$2,767	$2,247
Tax effect on non-operating items (3)	345	964	5
Current PRT – North Sea	58	42	34
Deferred PRT – North Sea	9	—	—
Other taxes	(17)	(16)	(13)
Effective tax on adjusted net earnings	$2,327	$3,757	$2,273
Adjusted net earnings from operations (4)	$8,533	$12,863	$7,420
Adjusted net earnings from operations, before taxes	$10,860	$16,620	$9,693
Effective tax rate on adjusted net earnings from operations (5) (6)	21%	23%	23%
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Calculated as total of current and deferred income tax divided by earnings before taxes.
(3)Includes the net income tax effect on PSUs, unrealized risk management, and government grant income related to abandonment expenditures in 2022, as well as deferred PRT and income tax recoveries related to the recoverability charges recognized in 2023 and 2022.
(4)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(5)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(6)Calculated as effective tax on adjusted net earnings divided by adjusted net earnings from operations, before taxes. The Company presents its effective tax rate on adjusted net earnings from operations for financial statement users to evaluate the Company's effective tax rate on its core business activities.
The effective tax rate on net earnings and adjusted net earnings from operations for 2023 and the comparable years included the impact of non-taxable items in North America and the North Sea and the impact of differences in jurisdictional income and tax rates in the countries in which the Company operates, in relation to net earnings.
The current and deferred corporate income tax and current and deferred PRT in the North Sea in 2023 and 2022 included the impact of carrybacks of PRT losses, including expenditures related to decommissioning activities at the Company's platforms in the North Sea. Deferred PRT and income taxes also reflected the impact of the recoverability charges recognized in depletion, depreciation, and amortization expense for 2023 and 2022.

23	Canadian Natural 2023 Annual Report

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
During 2023, the Company filed Scientific Research and Experimental Development claims of approximately $380 million (2022 – $283 million; 2021 – $229 million) relating to qualifying research and development expenditures for Canadian income tax purposes.
Net Capital Expenditures (1) (2)

($ millions)	2023	2022	2021
EXPLORATION AND PRODUCTION
Exploration and Evaluation Assets
Net expenditures	$47	$36	$12
Net property dispositions	(3)	(3)	(11)
Total Exploration and Evaluation Assets	44	33	1
Property, Plant and Equipment
Net property acquisitions (3)	24	513	1,112
Well drilling, completion and equipping	1,579	1,545	918
Production and related facilities	1,267	1,233	802
Other	61	59	64
Total Property, Plant and Equipment	2,931	3,350	2,896
Total Exploration and Production	2,975	3,383	2,897
OIL SANDS MINING AND UPGRADING
Project costs	348	294	236
Sustaining capital	1,347	1,171	1,035
Turnaround costs	189	287	145
Net property acquisitions (dispositions)	5	(40)	—
Other (4)	5	7	331
Total Oil Sands Mining and Upgrading	1,894	1,719	1,747
Midstream and Refining	10	9	9
Head office	30	25	23
Net capital expenditures	$4,909	$5,136	$4,676
Abandonments expenditures, net (5)	$509	$335	$232
By Segment
North America (3)	$2,770	$3,133	$2,662
North Sea	33	126	173
Offshore Africa	172	124	62
Oil Sands Mining and Upgrading	1,894	1,719	1,747
Midstream and Refining	10	9	9
Head office	30	25	23
Net capital expenditures	$4,909	$5,136	$4,676
(1)Net capital expenditures exclude the impact of lease assets and fair value and revaluation adjustments, and include non-cash transfers of property, plant and equipment to inventory due to change in use.
(2)Non-GAAP Financial Measure. The composition of this measure has been updated for all periods presented. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Includes cash consideration of $771 million and the settlement of long-term debt of $183 million assumed in the acquisition of Storm in 2021.
(4)Includes the acquisition of a 5% net carried interest on an existing oil sands lease in 2021.
(5)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural 2023 Annual Report	24

Principal Documents Exhibits
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
Net capital expenditures for 2023 were $4,909 million compared with $5,136 million for 2022. Net capital expenditures for 2023 included base capital expenditures (1) of $3,958 million and strategic growth capital expenditures (1) of $925 million, in accordance with the Company's capital budget. In addition, the Company reported abandonment expenditures (2) of $509 million for the year ended December 31, 2023 compared with $335 million for the year ended December 31, 2022.
2024 CAPITAL BUDGET
On December 14, 2023, the Company announced its 2024 capital budget targeted at approximately $5,420 million, and targeting to provide near-term production growth in 2024 and mid- and long-term production and capacity growth in 2025 and beyond. Production for 2024 is targeted between 1,330,000 BOE/d and 1,380,000 BOE/d. In addition, the Company targets $635 million in abandonment expenditures for 2024.
The 2024 capital budget constitutes forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
DRILLING ACTIVITY (1) (2)

(number of net wells)	2023	2022	2021
Net successful crude oil wells (3)	221	317	149
Net successful natural gas wells	61	72	49
Dry wells	2	1	1
Total	284	390	199
Success rate	99%	99%	99%
(1)Includes drilling activity for North America and International segments.
(2)In addition, during 2023, on a net basis, the Company drilled 334 stratigraphic and 11 service wells in the Oil Sands Mining and Upgrading segment, 24 stratigraphic and 48 service wells in the Company's thermal oil projects, and 2 service wells in the Northern Plains region.
(3)Includes bitumen wells.
North America
During 2023, the Company drilled 61 net natural gas wells, 132 net primary heavy crude oil wells, 2 net Pelican Lake heavy crude oil wells, 50 net bitumen (thermal oil) wells and 39 net light crude oil wells.
(1)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A for more details on net capital expenditures.
(2)A reconciliation of abandonment expenditures and abandonment expenditures, net is presented in the "Non-GAAP and Other Financial Measures" section of this MD&A.

25	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
Liquidity and Capital Resources

($ millions, except ratios)	2023	2022	2021
Adjusted working capital (1)	$712	$(1,190)	$(480)
Long-term debt, net (2)	$9,922	$10,525	$13,950
Shareholders’ equity	$39,832	$38,175	$36,945

Debt to book capitalization (2)	20%	22%	27%
After-tax return on average capital employed (3)	17%	22%	16%
(1)Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)Capital Management Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
As at December 31, 2023, the Company's capital resources consisted primarily of cash flows from operating activities, available bank credit facilities and access to debt capital markets. Cash flows from operating activities and the Company’s ability to renew existing bank credit facilities and raise new debt are dependent on factors discussed in the "Business Environment" section and in the "Risks and Uncertainties" section of this MD&A. In addition, the Company's ability to renew existing bank credit facilities and raise new debt reflects current credit ratings as determined by independent rating agencies, and market conditions. The Company continues to believe its internally generated cash flows from operating activities, supported by the implementation of its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long-term and support its growth strategy.
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
◦During 2022, the Company repaid and cancelled its $500 million non-revolving portion of the $1,000 million term credit facility, reducing the remaining facility to the $500 million revolving credit facility maturing February 2023, and extended this facility from February 2023 to February 2024. During 2023, the Company extended its $500 million revolving credit facility from February 2024 to February 2025.
◦During 2023, the Company extended its $2,425 million revolving syndicated credit facility originally maturing June 2024 to June 2027.
◦The revolving syndicated credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, SOFR, US base rate or Canadian prime rate.
◦During 2022, the Company discontinued its £5 million demand credit facility related to its North Sea operations.
◦The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
◦During 2023, the Company repaid $405 million of 1.45% medium-term notes.
◦During 2022, the Company repaid through market purchases $498 million of medium-term notes with interest rates ranging from 1.45% to 3.55%, originally due between 2023 and 2028.
◦During 2022, the Company repaid $1,000 million of 3.31% medium-term notes.

Canadian Natural 2023 Annual Report	26

Principal Documents Exhibits
◦During 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025, replacing the Company's previous base shelf prospectus which would have expired in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
◦During 2022, the Company early repaid US$1,000 million of 2.95% debt securities, originally due January 15, 2023.
◦During 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025, replacing the Company's previous base shelf prospectus which would have expired in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
As at December 31, 2023, the Company had undrawn revolving bank credit facilities of $5,450 million. Including cash and cash equivalents and short-term investments, the Company had approximately $6,852 million in liquidity. The Company also has certain other dedicated credit facilities supporting letters of credit. At December 31, 2023, the Company had no commercial paper drawn under its commercial paper program and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
During 2022, the Company settled the US$550 million cross currency swap designated as a cash flow hedge of a portion of the US$1,100 million 6.25% US dollar debt securities due March 2038. The Company realized cash proceeds of $158 million on settlement. As at December 31, 2023, the Company had no cross currency swap contracts outstanding. As at December 31, 2023, there were no foreign currency contracts designated as cash flow hedges.
Long-term debt, net was $9,922 million at December 31, 2023, resulting in a debt to book capitalization ratio (1) of 20% (December 31, 2022 – 22%, December 31, 2021 – 27%); this ratio was below the 25% to 45% internal range utilized by management. The ratio may fall below or exceed the targeted range depending on the timing of acquisitions, the execution of the Company's capital program, and commodity price and foreign currency volatility.
The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Further details related to the Company’s long-term debt at December 31, 2023 are discussed in note 11 to the Company’s audited consolidated financial statements. The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at December 31, 2023, the Company was in compliance with this covenant.
The Company periodically utilizes commodity derivative financial instruments under its commodity hedge policy to reduce the risk of volatility in commodity prices and to support the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. Further details related to the Company’s commodity derivative financial instruments outstanding at December 31, 2023 are discussed in note 19 to the Company’s audited consolidated financial statements.
As at December 31, 2023, the maturity dates of long-term debt and other long-term liabilities and related interest payments were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Long-term debt (1)	$980	$1,584	$2,317	$5,978
Other long-term liabilities (2)	$302	$184	$428	$645
Interest and other financing expense (3)	$582	$518	$1,257	$3,362
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $298 million; one to less than two years, $184 million; two to less than five years, $428 million; and thereafter, $645 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at December 31, 2023.
(1)Capital management measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

27	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
SHARE CAPITAL
As at December 31, 2023, there were 1,072,408,000 common shares outstanding (December 31, 2022 – 1,102,636,000 common shares) and 26,205,000 stock options outstanding (December 31, 2022 – 31,150,000 common shares). As at February 27, 2024, the Company had 1,070,845,000 common shares outstanding and 28,296,000 stock options outstanding.
On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $1.05 per common share, beginning with the dividend payable on April 5, 2024.
On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $1.00 per common share. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.90 per common share. On November 2, 2022, the Board of Directors approved a 13% increase in the quarterly dividend to $0.85 per common share. On August 3, 2022, the Board of Directors approved a special dividend of $1.50 per common share. On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share. On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share. On March 3, 2021, the Board of Directors approved an 11% increase in the quarterly dividend to $0.47 per common share, from $0.425 per common share. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 8, 2023, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 92,296,006 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2023 and ending March 12, 2024.
During 2023, the Company purchased 40,050,000 common shares at a weighted average price of $82.86 per common share for a total cost of $3,318 million. Retained earnings were reduced by $2,929 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2023, up to and including February 27, 2024, the Company purchased 4,000,000 common shares at a weighted average price of $85.54 per common share for a total cost of $342 million.
On February 28, 2024, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
Share Split
On February 28, 2024, the Company's Board of Directors approved a resolution to subdivide the Company's common shares on a two for one basis, subject to shareholder approval and the Company having obtained all regulatory approvals, including TSX approval. The proposal will be voted on at the Company's Annual and Special Meeting of Shareholders to be held on May 2, 2024.
Commitments and Contingencies
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2023:

($ millions)	2024	2025	2026	2027	2028	Thereafter
Product transportation and processing (1)	$1,572	$1,595	$1,408	$1,358	$1,242	$13,380
North West Redwater Partnership service toll (2)	$158	$157	$139	$126	$130	$4,985
Offshore vessels and equipment	$36	$—	$—	$—	$—	$—
Field equipment and power	$38	$25	$23	$22	$22	$193
Other	$145	$111	$112	$25	$26	$355
(1)The Company's commitment for the 20-year product transportation agreement on the Trans Mountain Pipeline Expansion reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $3,011 million of interest payable over the 40-year tolling period, ending in 2058.
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

Canadian Natural 2023 Annual Report	28

Principal Documents Exhibits
Reserves
For the years ended December 31, 2023 and 2022, the Company retained Independent Qualified Reserves Evaluators to evaluate and review all of the Company’s total proved and total proved plus probable reserves. The evaluation and review was conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") requirements.
The following are reconciliation tables of the Company gross total proved and total proved plus probable reserves using forecast prices and costs as at the effective date of December 31, 2023:

Total Proved	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2022 (1)	231	179	262	3,284	6,873	13,627	486	13,587
Discoveries	—	—	—	—	—	5	—	1
Extensions	18	22	—	68	191	1,246	43	548
Infill Drilling	8	6	—	—	—	638	35	156
Improved Recovery	—	—	1	6	34	—	—	40
Acquisitions	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	(7)	(1)	(2)
Economic Factors	1	1	1	1	—	(81)	(2)	(12)
Technical Revisions	(12)	13	12	24	(23)	362	3	77
Production	(27)	(28)	(17)	(96)	(165)	(785)	(22)	(486)
December 31, 2023 (1)	218	193	258	3,287	6,910	15,005	543	13,910

Total Proved Plus Probable	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2022 (1)	320	272	376	5,186	7,408	22,270	772	18,046
Discoveries	—	—	—	—	—	7	1	2
Extensions	28	37	—	97	209	2,009	74	780
Infill Drilling	12	8	—	—	—	962	48	227
Improved Recovery	—	—	1	7	51	—	—	58
Acquisitions	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	(8)	(1)	(2)
Economic Factors	1	1	1	1	—	(88)	(2)	(12)
Technical Revisions	(28)	(2)	4	(4)	(43)	(83)	(21)	(108)
Production	(27)	(28)	(17)	(96)	(165)	(785)	(22)	(486)
December 31, 2023 (1)	305	288	365	5,191	7,460	24,284	848	18,504
(1)Information in the reserves data tables may not add due to rounding. BOE values as presented may not calculate due to rounding.
At December 31, 2023, the total proved crude oil, bitumen (thermal oil) and NGLs reserves were 11,409 MMbbl, and total proved plus probable crude oil, bitumen (thermal oil) and NGLs reserves were 14,457 MMbbl. Total proved reserves additions and revisions replaced 126% of 2023 production. Additions to total proved reserves resulting from exploration and development activities, acquisitions, dispositions and future offset additions amounted to 430 MMbbl, and additions to total proved plus probable reserves amounted to 570 MMbbl. Net positive revisions amounted to 18 MMbbl for total proved reserves and net negative revisions amounted to 92 MMbbl for total proved plus probable reserves, primarily due to technical revisions.
At December 31, 2023, the total proved natural gas reserves were 15,005 Bcf, and total proved plus probable natural gas reserves were 24,284 Bcf. Total proved reserves additions and revisions replaced 275% of 2023 production. Additions to total proved reserves resulting from exploration and development activities, acquisitions, dispositions and future offset additions amounted to 1,882 Bcf, and additions to total proved plus probable reserves amounted to 2,970 Bcf.
Net positive revisions amounted to 280 Bcf for total proved reserves, primarily due to technical revisions. Net negative revisions amounted to 171 Bcf for total proved plus probable reserves, primarily due to economic factors and technical revisions.

29	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
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

Canadian Natural 2023 Annual Report	30

Principal Documents Exhibits
▪Epidemics or pandemics have the potential to disrupt the Company’s operations, projects and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in the local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on the extent and severity of a potential outbreak and the areas or operations impacted (as was the case with the COVID-19 pandemic). Depending on the severity, a large scale epidemic or pandemic could impact international demand for commodities and have a corresponding impact on the prices realized by the Company, which could have a material adverse effect on the Company's financial condition;
▪Liquidity risk related to the Company's ability to fulfill financial obligations as they become due or ability to liquidate assets in a timely manner at a reasonable price; and
▪Other circumstances affecting revenue and expenses.
The Company uses a variety of means to seek to mitigate and/or minimize these risks. The Company maintains a comprehensive property loss and business interruption insurance program to reduce risk. Operational control is enhanced by focusing efforts on large core areas with high working interests and by assuming operatorship of key facilities. Product mix is diversified, consisting of the production of natural gas and the production of crude oil of various grades and NGLs. The Company believes this diversification reduces price risk when compared with over-leverage to one commodity. Accounts receivable from the sale of crude oil and natural gas are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company seeks to manage these risks by monitoring exposure to individual customers, contractors, suppliers and joint venture partners on a regular basis and when appropriate, ensuring parental guarantees or letters of credit are in place, and as applicable, taking other mitigating actions to minimize the impact in the event of a default. Derivative financial instruments are periodically utilized to help ensure targets are met and to manage commodity price, foreign currency and interest rate exposures. The Company is exposed to possible losses in the event of non-performance by counterparties to derivative financial instruments; however, the Company seeks to manage this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The arrangements and policies concerning the Company’s financial instruments are under constant review and may change depending upon the prevailing market conditions. Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company has implemented cyber security protocols and procedures designed to reduce the risk of failure or a significant breach of the Company’s information technology systems and related data and control systems.
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
For additional details regarding the Company’s risks and uncertainties, refer to the Company’s AIF for the year ended December 31, 2023.
Environment
The Company has a Corporate Statement on Environmental Management which affirms that environmental stewardship is a fundamental value of the Company. The Company continues to invest in people, proven and new technologies, facilities and infrastructure to recover and process crude oil and natural gas resources efficiently and in an environmentally responsible and sustainable manner. Environmental, social, economic and health considerations are evaluated in new project designs and in operations to improve environmental performance. Processes are employed to avoid, mitigate, minimize or compensate for environmental effects. When working with local communities, the Company considers the interests and values of the people using the land in proximity to its operations, and where appropriate, adapts projects to recognize those matters.
The crude oil and natural gas industry is experiencing incremental increases in costs related to environmental regulation compliance, particularly in North America and the North Sea. Existing and expected legislation and regulations may require the Company to address and mitigate the effect of its activities on the environment. The Company has processes in place and is committed to complying with all existing environmental standards and regulations and has included appropriate amounts in its capital budget to continue to meet current environmental protection requirements; however there are no assurances that the effect of future environmental laws and regulations will not be significant to the Company's business, financial condition and results of operations. Increasingly stringent laws and regulations may have an adverse effect on the Company’s future net earnings.
The Company’s associated environmental risk management strategies incorporate working constructively with legislators and regulators on any new or revised policies, legislation or regulations to reflect a balanced approach to sustainable development. Specific measures in response to existing or new legislation include a focus on the Company’s energy efficiency, air emissions management, water management and land management to minimize disturbance impacts. The Company’s environmental risk management strategies employ an Environmental Management Plan (the "Plan").

31	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
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
The Plan and the Company's operating guidelines focus on minimizing the impact of operations while meeting regulatory requirements, regional management frameworks for air quality and emissions, ground and surface water and biodiversity, industry operating standards and guidelines, and internal corporate standards. Training and due diligence for operators and contractors is key to the effectiveness of the Company’s environmental management programs and the prevention of incidents to protect the environment. The Company, as part of this Plan, has implemented proactive programs that include:
▪Environmental planning to assess potential impacts and implement avoidance and mitigation programs in order to maintain biodiversity for terrestrial and aquatic systems and high value ecosystems;
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
▪Effective reclamation and decommissioning programs across the Company’s operations. In North America, well abandonment and progressive reclamation of large contiguous areas of land provides the foundation for the enhancement of biodiversity and functional wildlife habitats. In the Company's International operations, decommissioning activities continued for the Banff and Kyle fields and planning commenced for decommissioning of the Ninian Hub area;
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
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 5.2% (2022 – 5.6%; 2021 – 4.0%). For 2023, the Company’s capital expenditures included $509 million for abandonment expenditures (2022 – $449 million; 2021 – $307 million). Refer to the “Non-GAAP and Other Financial Measures” section of this MD&A for further details on abandonments expenditures, net. The Company’s estimated discounted ARO at December 31, 2023 was as follows:

($ millions)	2023	2022
Exploration and Production
North America	$4,471	$4,326
North Sea	1,441	1,011
Offshore Africa	165	143
Oil Sands Mining and Upgrading	1,612	1,427
Midstream and Refining	1	1
	$7,690	$6,908
The discounted ARO was based on estimates of future costs to abandon and restore wells, production facilities, mine sites, upgrading facilities and tailings, and offshore production platforms.
Factors that affect costs include number of wells drilled, well depth, facility size and the specific environmental legislation. The estimated future costs are based on estimates of current costs in accordance with present legislation, industry operating practice as well as the expected work scope and the timing of abandonment.

Canadian Natural 2023 Annual Report	32

Principal Documents Exhibits
In 2021, the Alberta Energy Regulator (“AER”) announced a new Liability Management Framework, as part of its life-cycle management of oil and gas wells, facilities and pipelines, which imposes annual mandatory spending targets for companies for the closure of inactive wells and related infrastructure. Under the framework, the AER assigns licensees a mandatory annual spend target for their abandonment and reclamation activities, which is determined based on a licensee's proportionate share of the provincial inventory of inactive wells and related infrastructure, among other factors. Mandatory spend targets became effective January 1, 2022 and were increased for the 2023 performance year. During 2022, the government of Saskatchewan also introduced the Inactive Liability Reduction Program and the government of British Columbia updated its Dormancy and Shutdown Regulations, which provide mandatory targets for decommissioning and restoring inactive wells and facilities in those provinces. The Company has updated its forecasts of future expenditures to settle its ARO liability based on the set and forecasted annual targets. As a result, the Company’s ARO liability as at December 31, 2022 was increased on an inflated and discounted basis due to earlier forecasted expenditures to settle liabilities associated with the closure of inactive well and facilities.
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
The Company is a founding member and contributor to the Pathways Alliance, an alliance of oil sands producers working collectively with federal and provincial governments, to achieve the goal of net zero GHG emissions from oil sands operations by 2050 to help Canada meet its climate goals, including its Paris Agreement commitments and 2050 net zero aspirations.
The Company, through industry associations, is working with Canadian legislators and regulators as they develop and implement new GHG emission laws and regulations to support emissions reductions and properly reflect a balanced approach to sustainable development. Internally, the Company is pursuing an integrated emissions reduction strategy and is committed to complying with existing and future emissions reduction requirements, for both GHGs and air pollutants (such as sulphur dioxide and oxides of nitrogen). The Company continues to develop strategies that will enable it to deal with the risks and opportunities associated with new GHG and air emissions policies. In addition, the Company is working with relevant parties to ensure that new policies encourage technological innovation, energy efficiency, and targeted research and development while not impacting competitiveness.
Governments in jurisdictions in which the Company operates have developed or are developing GHG regulations as part of their national and international climate change commitments. The Company uses existing GHG regulations to determine the impact of compliance costs on current and future projects. The Company monitors the development of GHG regulations on an ongoing basis in the jurisdictions in which it operates to assess the impact of future regulatory developments on the Company's operations and planned projects. In Canada, the federal government has ratified the Paris climate change agreement, with a commitment to reduce GHG emissions by 40 - 45% from 2005 levels by 2030. In 2022, the federal government released the Clean Fuel Regulations that were effective July 1, 2023, which apply to producers or importers of gasoline and diesel and require reductions in the carbon intensity associated with gasoline and diesel fuels produced and supplied in Canada. The Canadian government has also committed to cap and cut emissions from the oil and gas sector, and in December 2023, announced a regulatory framework for a national cap-and-trade system with plans to publish draft regulations by mid-2024. The draft framework currently proposed to cap 2030 emissions at 35-38% below 2018 levels (as estimated by Environment and Climate Change Canada) while providing some compliance flexibility to emit up to 20-23% below the 2019 threshold. The federal government is also developing a comprehensive management system for air pollutants and has released regulations pertaining to certain boilers, heaters and compressor engines operated by the Company.
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
In Alberta, effective January 1, 2020, the GHG regulation (the Carbon Competitiveness Incentive Regulation) was replaced with the Technology Innovation and Emissions Reduction Regulation ("TIER"). The coverage of TIER has expanded to include all of the Company's assets in Alberta (as an alternative to the federal fuel charge). In December 2022, the Alberta government published changes to TIER effective January 1, 2023 that reduce the amount of emissions allocations for facilities under the regulation. Additionally, emissions coverage within TIER was expanded to include flaring from all TIER regulated facilities. The carbon price in Alberta was $65/tonne for emissions above the TIER-regulated limits in 2023 and increases annually in $15/tonne increments to $170/tonne in 2030, which aligns with the federal carbon pricing schedule. The non-operated Scotford Upgrader and the North West Redwater bitumen upgrader and refinery are also subject to compliance under TIER.

33	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
In British Columbia, carbon tax is currently being assessed at $65/tonne of CO2e on fuel consumed and gas flared and vented in the province and is expected to continue to increase by $15/tonne of CO2e annually until reaching $170/tonne of CO2e in 2030 as stated in the 2023 provincial budget, which aligns with the federal carbon pricing schedule. Additionally, the government of British Columbia announced in its 2023 provincial budget that it would replace its carbon tax for large industrial emitters with an output based pricing system that will take effect on April 1, 2024.
As part of its Prairie Resilience Plan, the Saskatchewan government has a regulation ("The Management and Reduction of Greenhouse Gases (Standards and Compliance) Regulations") that applies to facilities emitting more than 25 kilotonnes of CO2e annually and required the North Tangleflags in situ heavy oil facility and the Senlac in situ heavy crude oil facility to meet reduction targets for GHG emissions effective 2020. This regulation also enables facilities below the threshold to aggregate and opt into the Saskatchewan regulatory system as an alternative to the federal fuel charge. This regulation also adopts the federal carbon pricing schedule to 2030.
In Manitoba, the federal output-based pricing system and carbon pricing schedule applies for facilities with emissions greater than or equal to 10 kilotonnes of CO2e annually, and the federal fuel charge applies for facilities with emissions of less than 10 kilotonnes of CO2e annually.
By 2025, the federal government has committed to reduce methane emissions from the oil and gas sector by 40% to 45% below 2012 levels. The federal government's methane regulation came into effect on January 1, 2020 and applies nationally unless provinces reach equivalency agreements with the federal government, under which the federal regulation would not be in effect for those jurisdictions. The provinces of British Columbia, Alberta and Saskatchewan have implemented provincial methane regulations, and have reached equivalency agreements with the federal government. Accordingly, the applicable provincial methane regulations govern in the three western provinces whereas the federal methane regulation applies to methane emissions in the province of Manitoba. In 2022, the federal government announced a framework for expanding methane regulations to achieve at least a 75% reduction below 2012 levels, by 2030 with the draft regulatory framework released in November 2022 and amendments published in December 2023. Feedback on the draft regulations will continue into 2024.
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
CHANGES IN ACCOUNTING POLICIES
In May 2023, the IASB issued amendments to IAS 12 "Income Taxes" related to the accounting for deferred taxes arising in those jurisdictions implementing the Organization for Economic Co-operation and Development's Pillar Two model rules ("Pillar Two Legislation"). Pillar Two Legislation did not have a significant impact on the Company’s financial results in 2023, and based on legislation substantively enacted to date in jurisdictions in which the Company currently operates, is not expected to have a significant impact on the Company's results in future periods.
In May 2021, the IASB issued amendments to IAS 12 "Income Taxes" to require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments were adopted on January 1, 2023 and did not have a significant impact on the Company's consolidated financial statements.
In February 2021, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to require companies to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the IASB also amended IFRS Practice Statement 2 "Making Materiality Judgements". The amendments were adopted on January 1, 2023 and did not have a significant impact on the Company's consolidated financial statements.

Canadian Natural 2023 Annual Report	34

Principal Documents Exhibits
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. Actual results may differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in this MD&A and the audited consolidated financial statements for the year ended December 31, 2023.
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
C) Asset Retirement Obligations
The Company is required to recognize a liability for ARO associated with its property, plant and equipment, including property, plant and equipment for which underlying reserves have been de-booked, and the carrying value of the asset has been fully depleted. An ARO liability associated with the retirement of a tangible long-lived asset is recognized to the extent of a legal obligation resulting from an existing or enacted law, statute, ordinance or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. The ARO is based on estimated costs, taking into account the anticipated method and extent of restoration consistent with legal requirements, technological advances and the possible use of the site. Since these estimates are specific to the sites involved, there are many individual assumptions underlying the Company’s total ARO amount, including the potential impact of climate related matters and in accordance with related government regulations. These individual assumptions may be subject to change.

35	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
The estimated present values of ARO related to long-term assets are recognized as a liability in the period in which they are incurred. The provision for the ARO is estimated by discounting the expected future cash flows to settle the ARO at the Company’s weighted average credit-adjusted risk-free interest rate, which is currently 5.2%. Subsequent to initial measurement, the ARO is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense whereas changes in discount rates or estimated future cash flows are capitalized to or derecognized from property, plant and equipment. Changes in estimates would impact accretion and depletion expense. In addition, differences between actual and estimated costs to settle the ARO, timing of cash flows to settle the obligation and future inflation rates may result in gains or losses on the final settlement of the ARO.
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

Canadian Natural 2023 Annual Report	36

Principal Documents Exhibits
I) Government Grants
The Company receives or is eligible for government grants including emissions credits. Government grants are recognized in net earnings when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. Emissions performance and offset credits generated under the Alberta TIER regulation are initially recorded at fair value as determined by the prescribed Alberta TIER fund compliance rates in effect at the time the credits are recognized.
Control Environment
The Company’s management, including the President, the Chief Financial Officer and the Senior Vice-President, Finance and Principal Accounting Officer, evaluated the effectiveness of disclosure controls and procedures as at December 31, 2023, and concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its annual filings and other reports filed with securities regulatory authorities in Canada and the United States is recorded, processed, summarized and reported within the time periods specified and such information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosures.
The Company’s management, including the President, the Chief Financial Officer, and the Senior Vice-President, Finance and Principal Accounting Officer, also evaluated the effectiveness of internal control over financial reporting as at December 31, 2023, and concluded that internal control over financial reporting is effective. Further, there were no changes in the Company’s internal control over financial reporting during 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
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

37	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
Non-GAAP and Other Financial Measures
This MD&A includes references to non-GAAP and other financial measures as defined in NI 52-112. These financial measures are used by the Company to evaluate its financial performance, financial position and cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's audited consolidated financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below.
ADJUSTED NET EARNINGS FROM OPERATIONS
Adjusted net earnings from operations is a non-GAAP financial measure that adjusts net earnings as presented in the Company's consolidated Statements of Earnings, for non-operating items, net of tax impacts. The Company considers adjusted net earnings from operations a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate after-tax operating earnings from its core business areas. A reconciliation for adjusted net earnings from operations is presented below.

($ millions)	2023	2022	2021
Net earnings	$8,233	$10,937	$7,664
Share-based compensation, net of tax (1)	474	780	495
Unrealized risk management loss (gain), net of tax (2)	7	(25)	16
Unrealized foreign exchange (gain) loss, net of tax (3)	(260)	852	(205)
Realized foreign exchange (gain) loss, net of tax (4)	—	(62)	118
Gain on acquisitions, net of tax (5)	—	—	(478)
Gain from investments, net of tax (6)	(34)	(182)	(132)
Recoverability charge, net of tax (7) (8)	113	651	—
Other, net of tax (9)	—	(88)	(58)
Non-operating items, net of tax	300	1,926	(244)
Adjusted net earnings from operations	$8,533	$12,863	$7,420
(1)Share-based compensation includes costs incurred under the Company's Stock Option Plan and PSU plan. The fair value of the share-based compensation is recognized as a liability on the Company’s balance sheets and periodic changes in the fair value are recognized in net earnings. Pre-tax share-based compensation for 2023 was an expense of $491 million (2022 – $804 million expense; 2021 – $514 million expense).
(2)Derivative financial instruments are recognized at fair value on the Company’s balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than those amounts reflected in the Company's audited consolidated financial statements due to changes in prices of the underlying items hedged, primarily crude oil, natural gas and foreign exchange. Pre-tax unrealized risk management loss for 2023 was $12 million (2022 – $28 million gain; 2021 – $19 million loss).
(3)Unrealized foreign exchange losses and gains result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, partially offset by the impact of cross currency swaps in 2022, and are recognized in net earnings. Pre- and after-tax amounts for these unrealized foreign exchange losses and gains are the same.
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
(6)The Company’s investments have been accounted for at fair value through profit and loss and are measured each period with (gains) losses recognized in net earnings. There is zero net tax impact on these (gains) losses from investments.
(7)The Company recognized a pre-tax recoverability charge of $436 million in depletion, depreciation and amortization expense related to revised project scope and the current cost environment for planned decommissioning and abandonment activities at the Ninian field in the North Sea in 2023. The costs are considered to be capital in nature, consistent with the treatment of all abandonment related expenditures for the purpose of the Company's non-GAAP measures.
(8)The Company recognized a pre-tax recoverability charge of $1,620 million in depletion, depreciation and amortization expense at December 31, 2022 relating to the de-booking of reserves at the Ninian field in the North Sea. Prevailing regulatory and economic conditions and the increasingly challenging commercial outlook in the United Kingdom, including the impact of higher natural gas and carbon costs, led the Company to assess the viability of its North Sea operations in 2022. Following a detailed review of its development plans, the Company determined that the Ninian field is no longer economic, de-booked associated crude oil reserves as at December 31, 2022, and is accelerating abandonment.
(9)During 2022, the Company recognized the impact of government grant income under the provincial well-site rehabilitation programs of $114 million (2021 – $75 million).

Canadian Natural 2023 Annual Report	38

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

($ millions)	2023	2022	2021
Cash flows from operating activities	$12,353	$19,391	$14,478
Net change in non-cash working capital	2,417	(79)	(964)
Abandonment expenditures, net (1)	509	335	232
Movements in other long-term assets (2)	(5)	144	(13)
Adjusted funds flow	$15,274	$19,791	$13,733
(1)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section below.
(2)Includes the unamortized cost of the share bonus program, accrued interest on the deferred PRT recovery, accrued interest on subordinated debt advances to NWRP and prepaid cost of service tolls.
ADJUSTED NET EARNINGS FROM OPERATIONS AND ADJUSTED FUNDS FLOW, PER SHARE (BASIC AND DILUTED)
Adjusted net earnings from operations and adjusted funds flow, per common share (basic and diluted), are non-GAAP ratios that represent those non-GAAP measures divided by the weighted average number of basic and diluted common shares outstanding for the period, respectively, as presented in note 17 to the Company's audited consolidated financial statements. These non-GAAP measures, disclosed on a per share basis, enable a comparison to the per share amounts disclosed in the Company's financial statements prepared in accordance with IFRS.
ABANDONMENT EXPENDITURES, NET
Abandonment expenditures, net, is a non-GAAP financial measure that represents the abandonment expenditures to settle asset retirement obligations as reflected in the Company's historical annual capital budgets. Abandonment expenditures, net is calculated as abandonment expenditures, as presented in the Company's audited consolidated Statements of Cash Flows, adjusted for the impact of government grant income under the provincial well-site rehabilitation programs. A reconciliation of abandonment expenditures, net is presented below.

($ millions)	2023	2022	2021
Abandonment expenditures	$509	$449	$307
Government grants for abandonment expenditures	—	(114)	(75)
Abandonment expenditures, net	$509	$335	$232
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

39	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
REALIZED PRICE ($/BBL AND $/BOE) – EXPLORATION AND PRODUCTION
Realized price ($/bbl and $/BOE) is a non-GAAP ratio calculated as realized crude oil and NGLs sales and total realized BOE sales (non-GAAP financial measures) divided by respective sales volumes. Realized crude oil and NGLs sales and total realized BOE sales include the impact of blending and feedstock costs and other by-product sales. The Company considers realized price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit the Company obtained on the market for its crude oil and NGLs sales volumes and BOE sales volumes.
Reconciliations for Exploration and Production realized crude oil and NGLs sales and BOE sales and the calculations for realized price are presented below.

($ millions, except bbl/d and $/bbl)	2023	2022	2021
Crude oil and NGLs (bbl/d)
North America	497,604	480,691	471,331
International
North Sea	10,749	13,215	18,942
Offshore Africa	14,882	14,866	13,452
Total International	25,631	28,081	32,394
Total sales volumes	523,235	508,772	503,725

Crude oil and NGLs sales (1) (2)	$18,387	$22,072	$15,505
Less: Blending and feedstock costs (3)	4,568	5,239	3,792
Realized crude oil and NGLs sales	$13,819	$16,833	$11,713
Realized price ($/bbl)	$72.36	$90.64	$63.71
(1)Crude oil and NGLs sales in note 22 to the Company's audited consolidated financial statements.
(2)Includes other miscellaneous income in the segment.
(3)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

($ millions, except BOE/d and $/BOE)	2023	2022	2021
Barrels of oil equivalent (BOE/d)
North America	854,138	826,526	751,330
International
North Sea	11,034	13,598	19,512
Offshore Africa	16,638	16,933	15,385
Total International	27,672	30,531	34,897
Total sales volumes	881,810	857,057	786,227

Barrels of oil equivalent sales (1) (2)	$20,820	$27,071	$18,025
Less: Blending and feedstock costs (3)	4,568	5,239	3,792
Less: Sulphur income	(14)	(88)	(21)
Realized barrels of oil equivalent sales	$16,266	$21,920	$14,254
Realized price ($/BOE)	$50.54	$70.07	$49.67
(1)Barrels of oil equivalent sales includes crude oil and NGLs sales and natural gas sales in note 22 to the Company's audited consolidated financial statements.
(2)Includes other miscellaneous income in the segment.
(3)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

Canadian Natural 2023 Annual Report	40

Principal Documents Exhibits
TRANSPORTATION – EXPLORATION AND PRODUCTION
Transportation ($/BOE, $/bbl and $/Mcf) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by the respective sales volumes. The Company calculates transportation to demonstrate its cost to deliver products to the market excluding the impact of blending and feedstock costs. A reconciliation for Exploration and Production transportation and the calculations for transportation on a per unit basis are presented below.

($ millions, except $ per unit amounts)	2023	2022	2021
Transportation, blending and feedstock (1)	$5,816	$6,401	$4,780
Less: Blending and feedstock costs	4,568	5,239	3,792
Transportation	$1,248	$1,162	$988
Transportation ($/BOE)	$3.88	$3.72	$3.44

Amounts attributed to crude oil and NGLs	$807	$767	$710
Transportation ($/bbl)	$4.23	$4.13	$3.86
Amounts attributed to natural gas	$441	$395	$278
Transportation ($/Mcf)	$0.56	$0.51	$0.45
(1)Transportation, blending and feedstock in note 22 to the Company's audited consolidated financial statements.
NORTH AMERICA – REALIZED PRODUCT PRICES AND ROYALTIES
Realized crude oil and NGLs price ($/bbl) is a non-GAAP ratio calculated as realized crude oil and NGLs sales (non-GAAP financial measure) divided by sales volumes. Realized crude oil and NGLs sales include the impact of blending and feedstock costs. The Company considers the realized crude oil and NGLs price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its crude oil and NGLs sales volumes.
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

($ millions, except $/bbl and royalty rates)	2023	2022	2021
Crude oil and NGLs sales (1)	$17,375	$20,755	$14,478
Less: Blending and feedstock costs (2)	4,568	5,239	3,792
Realized crude oil and NGLs sales	$12,807	$15,516	$10,686
Realized crude oil and NGLs prices ($/bbl)	$70.51	$88.43	$62.10

Crude oil and NGLs royalties (3)	$2,340	$3,445	$1,558
Crude oil and NGLs royalty rates	18%	22%	15%
(1)Crude oil and NGLs sales in note 22 to the Company's audited consolidated financial statements.
(2)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled above in the "Transportation – Exploration and Production" section.
(3)Item is a component of royalties in note 22 to the Company's audited consolidated financial statements.

41	Canadian Natural 2023 Annual Report

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

($ millions, except for bbl/d and $/bbl)	2023	2022	2021
SCO sales volumes (bbl/d)	449,282	428,820	447,230

Crude oil and NGLs sales (1) (2)	$18,661	$20,804	$14,033
Less: Blending and feedstock costs	2,253	2,384	1,309
Realized SCO sales	$16,408	$18,420	$12,724
Realized SCO sales price ($/bbl)	$100.06	$117.69	$77.95

Transportation, blending and feedstock (3)	$2,563	$2,652	$1,505
Less: Blending and feedstock costs	2,253	2,384	1,309
Transportation	$310	$268	$196
Transportation ($/bbl)	$1.89	$1.71	$1.21
(1)Crude oil and NGLs sales in note 22 to the Company's audited consolidated financial statements.
(2)Excludes other miscellaneous income not pertaining to crude oil and NGLs sales.
(3)Transportation, blending and feedstock in note 22 to the Company's audited consolidated financial statements.
CHANGE IN COMPOSITION OF NON-GAAP FINANCIAL MEASURE
During the fourth quarter of 2023, the Company revised the composition of its Net Capital Expenditures non-GAAP financial measure to exclude expenditures related to the Company's abandonment program. The revision was made during Management's assessment of its annual capital budgeting process, and will provide users a better representation of the composition of the Company's capital budget, and in evaluating performance. The composition of this measure has been updated for all periods presented.
NET CAPITAL EXPENDITURES
Net capital expenditures is a non-GAAP financial measure that represents cash flows used in investing activities as presented in the Company's audited consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, proceeds from investments, the repayment of NWRP subordinated debt advances, the settlement of long-term debt assumed in acquisitions, and cash flows from investing activities not included in the Company's capital budget. The Company includes acquisition and disposition capital in net capital expenditures. The Company considers net capital expenditures a key measure in evaluating its performance, as it provides an understanding of the Company’s capital spending activities in comparison to the Company’s annual capital budget. A reconciliation of net capital expenditures is presented below.

($ millions)	2023	2022	2021
Cash flows used in investing activities	$4,858	$4,987	$3,703
Net change in non-cash working capital	51	149	107
Proceeds from investment	—	—	128
Repayment of NWRP subordinated debt advances	—	—	555
Settlement of long-term debt acquired (1)	—	—	183
Net capital expenditures (2)	4,909	5,136	4,676
Abandonment expenditures, net (3)	509	335	232
Capital and abandonment expenditures	$5,418	$5,471	$4,908
(1)Relates to the settlement of long-term debt assumed in the acquisition of Storm in 2021.
(2)For 2023, includes base capital expenditures of $3,958 million and strategic growth capital expenditures of $925 million. Strategic growth capital expenditures represent the allocation of the Company's free cash flow that will be directed to strategic capital growth opportunities that target to increase production volumes in future periods and that exceed the Company's base capital expenditures for the current fiscal year, as outlined in the Company's capital budget.
(3)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section above.

Canadian Natural 2023 Annual Report	42

Principal Documents Exhibits
LIQUIDITY
Liquidity is a non-GAAP financial measure that represents the availability of readily available undrawn bank credit facilities, cash and cash equivalents, and other highly liquid assets to meet short-term funding requirements and to assist in assessing the Company's financial position. The Company’s calculation of liquidity is presented below.

($ millions)	2023	2022	2021
Undrawn bank credit facilities	$5,450	$5,520	$6,098
Cash and cash equivalents	877	920	744
Investments	525	491	309
Liquidity	$6,852	$6,931	$7,151
LONG-TERM DEBT, NET
Long-term debt, net, is a capital management measure that represents long-term debt less cash and cash equivalents, as disclosed in note 16 to the Company's audited consolidated financial statements. A reconciliation of the Company's long-term debt, net is presented below.

($ millions)	2023	2022	2021
Long-term debt	$10,799	$11,445	$14,694
Less: cash and cash equivalents	877	920	744
Long-term debt, net	$9,922	$10,525	$13,950
DEBT TO BOOK CAPITALIZATION
Debt to book capitalization is a capital management measure intended to enable financial statement users to evaluate the Company's capital structure, as disclosed in note 16 to the Company's audited consolidated financial statements.
AFTER-TAX RETURN ON AVERAGE CAPITAL EMPLOYED
After-tax return on average capital employed as defined by the Company is a non-GAAP ratio. The ratio is calculated as net earnings plus after-tax interest and other financing expense for the twelve month trailing period; as a percentage of average capital employed (defined as current and long-term debt plus shareholders' equity) for the twelve month trailing period. The Company considers this ratio a key measure in evaluating the Company’s ability to generate profit and the efficiency with which it employs capital. A reconciliation of the Company's after-tax return on average capital employed is presented below.

($ millions, except ratios)	2023	2022	2021
Interest adjusted after-tax return:
Net earnings (loss), 12 months trailing	$8,233	$10,937	$7,664
Interest and other financing expense, net of tax, 12 months trailing (1)	490	424	547
Interest adjusted after-tax return	$8,723	$11,361	$8,211

12 months average current portion long-term debt (2)	$1,259	$1,359	$1,483
12 months average long-term debt (2)	10,354	11,761	16,769
12 months average common shareholders' equity (2)	38,974	38,218	34,458
12 months average capital employed	$50,587	$51,338	$52,710

After-tax return on average capital employed	17%	22%	16%
(1)The blended tax rate on interest was 23% for December 31, 2023, 23% for December 31, 2022, and 23% for December 31, 2021.
(2)For the purpose of this non-GAAP ratio, the measurement of average current and long-term debt and common shareholders' equity are determined on a consistent basis, as an average of the opening and quarterly period end values for the 12 month trailing period for each of the periods presented.

43	Canadian Natural 2023 Annual Report

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
2024 CAPITAL BUDGET
On December 14, 2023, the Company announced its 2024 capital budget targeted at approximately $5,420 million, and targets to provide near-term production growth in 2024 and mid- and long-term production and capacity growth in 2025 and beyond. Production for 2024 is targeted between 1,330,000 BOE/d and 1,380,000 BOE/d. In addition, the Company targets $635 million in abandonment expenditures for 2024. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns and the balancing of project risks and time horizons. The 2024 capital budget constitutes forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Other
SENSITIVITY ANALYSIS
The following table is indicative of the annualized sensitivities of cash flows from operating activities and net earnings due to changes in certain key variables. The analysis is based on business conditions and sales volumes during the fourth quarter of 2023, excluding mark-to-market gains (losses) on risk management activities and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.

	Cash flows from Operating Activities ($ millions)	Cash flows from Operating Activities (per common share, basic)	Net earnings ($ millions)	Net earnings (per common share, basic)
Price changes
Crude oil – WTI US$1.00/bbl
Excluding financial derivatives	$334	$0.31	$334	$0.31
Natural gas – AECO C$0.10/Mcf (1)
Excluding financial derivatives	$42	$0.04	$42	$0.04
Including financial derivatives	$40	$0.04	$40	$0.04
Volume changes
Crude oil – 10,000 bbl/d	$174	$0.16	$149	$0.14
Natural gas – 10 MMcf/d	$3	$—	$—	$—
Foreign currency rate change
$0.01 change in US$ (1)
Including financial derivatives	$270	$0.25	$150	$0.14
Interest rate change – 1%	$5	$—	$5	$—
(1)For details of financial instruments in place, refer to note 19 to the Company’s audited consolidated financial statements as at December 31, 2023.

Canadian Natural 2023 Annual Report	44

Principal Documents Exhibits
DAILY PRODUCTION BY SEGMENT, BEFORE ROYALTIES

	Q1	Q2	Q3	Q4	2023	2022	2021
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	477,349	465,143	519,581	521,579	496,100	479,971	472,621
North America – Oil Sands Mining and Upgrading (1)	458,228	355,246	490,853	500,133	451,339	425,945	448,133
International
North Sea	13,240	12,699	12,016	12,616	12,639	12,890	17,633
Offshore Africa	14,091	13,821	12,703	13,213	13,452	14,343	14,017
Total International	27,331	26,520	24,719	25,829	26,091	27,233	31,650
Total Crude oil and NGLs	962,908	846,909	1,035,153	1,047,541	973,530	933,149	952,404
Natural gas (MMcf/d) (2)
North America	2,127	2,072	2,139	2,218	2,139	2,075	1,680
International
North Sea	3	2	1	2	2	2	3
Offshore Africa	9	11	11	11	10	13	12
Total International	12	13	12	13	12	15	15
Total Natural gas	2,139	2,085	2,151	2,231	2,151	2,090	1,695
Barrels of oil equivalent (BOE/d)
North America – Exploration and Production	831,846	810,451	876,099	891,225	852,633	825,806	752,620
North America – Oil Sands Mining and Upgrading (1)	458,228	355,246	490,853	500,133	451,339	425,945	448,133
International
North Sea	13,659	12,976	12,199	12,880	12,925	13,273	18,203
Offshore Africa	15,658	15,653	14,463	15,075	15,208	16,410	15,950
Total International	29,317	28,629	26,662	27,955	28,133	29,683	34,153
Total Barrels of oil equivalent	1,319,391	1,194,326	1,393,614	1,419,313	1,332,105	1,281,434	1,234,906
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)Natural gas production volumes approximate sales volumes.

45	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
PER UNIT RESULTS – EXPLORATION AND PRODUCTION

	Q1	Q2	Q3	Q4	2023	2022	2021
Crude oil and NGLs ($/bbl) (1)
Realized price (2)	$58.85	$72.06	$87.83	$69.39	$72.36	$90.64	$63.71
Transportation (2)	4.52	4.57	4.07	3.83	4.23	4.13	3.86
Realized price, net of transportation (2)	54.33	67.49	83.76	65.56	68.13	86.51	59.85
Royalties (3)	10.09	11.09	17.32	11.38	12.55	18.91	8.59
Production expense (4)	16.93	18.38	14.40	15.05	16.12	18.17	14.71
Netback (2)	$27.31	$38.02	$52.04	$39.13	$39.46	$49.43	$36.55
Natural gas ($/Mcf) (1)
Realized price (5)	$4.27	$2.53	$2.81	$2.80	$3.10	$6.55	$4.07
Transportation (6)	0.55	0.58	0.56	0.54	0.56	0.51	0.45
Realized price, net of transportation	3.72	1.95	2.25	2.26	2.54	6.04	3.62
Royalties (3)	0.28	0.07	0.09	0.09	0.13	0.61	0.22
Production expense (4)	1.47	1.37	1.25	1.13	1.30	1.22	1.18
Netback	$1.97	$0.51	$0.91	$1.04	$1.11	$4.21	$2.22
Barrels of oil equivalent ($/BOE) (1)
Realized price (2)	$44.98	$48.94	$59.40	$48.41	$50.54	$70.07	$49.67
Transportation (2)	4.03	4.11	3.78	3.61	3.88	3.72	3.44
Realized price, net of transportation (2)	40.95	44.83	55.62	44.80	46.66	66.35	46.23
Royalties (3)	6.56	6.75	10.61	7.05	7.77	12.75	5.98
Production expense (4)	13.51	14.24	11.64	11.75	12.74	13.76	11.98
Netback (2)	$20.88	$23.84	$33.37	$26.00	$26.15	$39.84	$28.27
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
(5)Calculated as natural gas sales divided by natural gas sales volumes.
(6)Calculated as natural gas transportation expense divided by natural gas sales volumes.
PER UNIT RESULTS – OIL SANDS MINING AND UPGRADING

	Q1	Q2	Q3	Q4	2023	2022	2021
Crude oil and NGLs ($/bbl) (1)
Realized SCO sales price (2)	$96.07	$95.08	$108.55	$98.73	$100.06	$117.69	$77.95
Bitumen royalties (3)	10.04	13.58	21.90	11.57	14.43	20.71	6.62
Transportation (2)	1.52	2.03	2.18	1.85	1.89	1.71	1.21
Production expense (4)	25.06	31.28	22.12	20.96	24.32	26.04	20.91
Netback (2)	$59.45	$48.19	$62.35	$64.35	$59.42	$69.23	$49.21
(1)For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as royalties divided by sales volumes.
(4)Calculated as production costs divided by sales volumes.

Canadian Natural 2023 Annual Report	46

Principal Documents Exhibits
TRADING AND SHARE STATISTICS

	Q1	Q2	Q3	Q4	2023	2022
TSX – C$
Trading volume (thousands)	384,779	373,032	475,363	463,881	1,697,055	1,533,722
Share Price ($/share)
High	$82.89	$83.18	$90.70	$93.44	$93.44	$88.18
Low	$67.13	$69.83	$71.61	$81.68	$67.13	$54.20
Close	$74.79	$74.48	$87.84	$86.81	$86.81	$75.19
Market capitalization as at December 31 ($ millions)					$93,096	$82,907
Shares outstanding (thousands)					1,072,408	1,102,636
NYSE – US$
Trading volume (thousands)	137,402	126,047	132,453	206,964	602,866	755,722
Share Price ($/share)
High	$62.29	$62.33	$67.23	$68.74	$68.74	$70.60
Low	$48.81	$52.66	$53.62	$59.39	$48.81	$42.32
Close	$55.35	$56.26	$64.67	$65.52	$65.52	$55.53
Market capitalization as at December 31 ($ millions)					$70,264	$61,229
Shares outstanding (thousands)					1,072,408	1,102,636

47	Canadian Natural 2023 Annual Report

Principal Documents Exhibits
Additional Disclosure
CERTIFICATIONS
The required disclosure is included in Exhibits 31.1, 31.2, 32.1, 32.2 and 97 to this Annual Report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
As of the end of the registrant’s fiscal year ended December 31, 2023, an evaluation of the effectiveness of Canadian Natural’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by Canadian Natural’s management with the participation of Canadian Natural’s principal executive officer and principal financial officer. Based upon the evaluation, Canadian Natural’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, Canadian Natural’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Canadian Natural’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The required disclosure is included in the “Management’s Assessment of Internal Control Over Financial Reporting” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2023, filed as part of this Annual Report on Form 40-F.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2023, filed as part of this Annual Report on Form 40-F.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended December 31, 2023, there were no changes in Canadian Natural’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Canadian Natural’s internal control over financial reporting.
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
The Code of Ethics is available through the System for Electronic Document and Analysis and Retrieval (now referred to as SEDAR+) at www.sedarplus.ca.

4	Canadian Natural Resources Limited 2023 40-F

Principal Documents Exhibits
Canadian Natural hereby undertakes to provide to any person, without charge and upon request, a copy of its Code of Ethics. Requests for copies can also be made by contacting: Stephanie A. Graham, Corporate Secretary and Associate General Counsel, Canada, Canadian Natural Resources Limited, 2100-855 2nd Street, S.W., Calgary, Alberta, Canada T2P 4J8.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP (“PwC”), Calgary, Alberta, Canada (PCAOB ID 271), has been the auditor of Canadian Natural since 1973. The aggregate amounts billed by PwC for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, excluding expenses, are set forth below.
Audit Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural ended December 31, 2023 and December 31, 2022, for professional services rendered by PwC for the audit of its internal controls and annual consolidated financial statements in connection with statutory and regulatory filings or engagements for those fiscal years, unaudited reviews of the first, second and third quarters of its interim consolidated financial statements and audits of certain of Canadian Natural’s subsidiary companies’ annual financial statements were $2,465,000 for 2023 and were $2,327,000 for 2022.
Audit-Related Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2023 and December 31, 2022, for audit-related services by PwC including pension assets, Crown Royalty Statements and greenhouse gas emissions and verification were $1,421,000 for 2023 and were $698,000 for 2022. Canadian Natural’s Audit Committee approved all of these audit-related services. Audit related fees in 2023 included an increase of $700,000 due to performing 2022 GHG emissions and verification procedures in fiscal year 2023 and accelerating the timing of 2023 procedures.
Tax Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2023 and December 31, 2022, for professional services rendered by PwC for tax services related to corporate tax return matters were $400,000 for 2023 and were $402,000 for 2022. Canadian Natural’s Audit Committee approved all of these tax-related services.
All Other Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2023 and December 31, 2022 for other services were $6,000 for 2023 and were $9,000 for 2022, related to accessing resource materials through PwC’s accounting literature library. Canadian Natural’s Audit Committee approved all of the noted services.
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

Canadian Natural Resources Limited 2023 40-F	5

Principal Documents Exhibits
IDENTIFICATION OF THE AUDIT COMMITTEE
Canadian Natural has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Ms. C.M. Best, who chairs the Audit Committee, Messrs. W.A. Gobert, G. D. Giffin, D. A. Tuer and Ms. C.M. Healy.
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

Dated this 20th day of March, 2024.

CANADIAN NATURAL RESOURCES LIMITED

By:	SIGNED "SCOTT G. STAUTH"
Name: Scott G. Stauth
Title: President

6	Canadian Natural Resources Limited 2023 40-F

Principal Documents Exhibits
Documents filed as part of this report:
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Sproule Associates Limited, Independent Petroleum Engineering Consultants.

23.3	Consent of Sproule International Limited, Independent Petroleum Engineering Consultants.

23.4	Consent of GLJ Ltd., Independent Petroleum Engineering Consultants.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

97.1	Executive Compensation Recovery Policy

99.1	Supplementary Oil & Gas Information (Unaudited) for the fiscal year ended December 31, 2023.

101	Interactive data files with respect to the consolidated financial statements for the fiscal year ended December 31, 2023.

Canadian Natural Resources Limited 2023 40-F	7