Form 40-F
period 2024-12-31
CANADIAN NATURAL RESOURCES LTD
filed 2025-03-26
CIK 1017413

United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 40-F
[     ] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934
[ X ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024	Commission File Number: 001-12138

CANADIAN NATURAL RESOURCES LIMITED (Exact name of Registrant as specified in its charter)

ALBERTA, CANADA (Province or other jurisdiction of incorporation or organization)
1311 (Primary Standard Industrial Classification Code Numbers)

Not Applicable (I.R.S. Employer Identification Number (if applicable))

2100, 855-2nd Street S.W., Calgary, Alberta, Canada, T2P 4J8 Telephone: (403) 517-6700 (Address and telephone number of Registrant’s principal executive offices)
CT Corporation System, 28 Liberty Street, New York, New York 10005
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
2,102,996,000 Common Shares outstanding as of December 31, 2024
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

1	Canadian Natural Resources Limited 2024 40-F

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
This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration Statement on Form F-10 (File No 333-273475) under the Securities Act of 1933, as amended.

Canadian Natural Resources Limited 2024 40-F	2

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F, starting on the following page:

A.	Annual Information Form
Annual Information Form of Canadian Natural Resources Limited (“Canadian Natural”) for the year ended December 31, 2024.

B.	Audited Annual Financial Statements
Canadian Natural’s audited consolidated financial statements for the years ended December 31, 2024 and 2023 including the report of independent registered public accounting firm (PCAOB ID 271) with respect thereto.

C.	Management’s Discussion and Analysis
Canadian Natural’s Management’s Discussion and Analysis for the year ended December 31, 2024.
The following document is filed as an exhibit to this Annual Report on Form 40-F and is incorporated by reference herein:

A.	Supplementary Oil & Gas Information (Unaudited)
For Canadian Natural’s Supplementary Oil & Gas Information (Unaudited) for the year ended December 31, 2024, see Exhibit 99.1 to this Annual Report on Form 40-F.

3	Canadian Natural Resources Limited 2024 40-F

CANADIAN NATURAL RESOURCES LIMITED

ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024
March 26, 2025

Annual Information Form

1	Canadian Natural 2024 Annual Information Form

Definitions and Abbreviations

ADR	abandonment, decommissioning and reclamation costs
AOSP	Athabasca Oil Sands Project
API	specific gravity measured in degrees on the American Petroleum Institute scale
ARO	asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
bitumen	naturally occurring solid or semi-solid hydrocarbon, consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in-situ recovery methods
BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
C$ or $	Canadian dollars
“Canadian Natural Resources Limited”, “Canadian Natural”, “Company”, “Corporation”	Canadian Natural Resources Limited and includes, where applicable, reference to subsidiaries of and partnership interests held by Canadian Natural Resources Limited and its subsidiaries
CO2	carbon dioxide
CO2e	carbon dioxide equivalents
crude oil	includes light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, synthetic crude oil and bitumen (thermal oil)
CSS	Cyclic Steam Stimulation
development well	well drilled inside the established limits of an oil or gas reservoir or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive
dry well	well that proves to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion
EOR	Enhanced Oil Recovery
exploratory well	well that is not a development well, a service well, or a stratigraphic test well
extension well	well that is drilled to test if a known reservoir extends beyond what had previously been believed to be the outer reservoir perimeter
fee title interest	absolute ownership of legal title to mineral lands, subject to conditional interests that may have been granted from the title, such as petroleum and natural gas leases
FPSO	Floating Production, Storage and Offloading vessel
GHG	greenhouse gas
gross acres	total number of acres in which the Company has a working interest or fee title interest
gross wells	total number of wells in which the Company has a working interest
Horizon	Horizon Oil Sands
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
Mbbl	thousand barrels
MBOE	thousand barrels of oil equivalent
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MD&A	Management’s Discussion and Analysis
MMbbl	million barrels

Canadian Natural 2024 Annual Information Form	2

MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MM$	million Canadian dollars
NGLs	natural gas liquids
net acres	gross acres multiplied by the percentage working interest or fee title interest therein owned by the Company
net wells	gross wells multiplied by the percentage working interest therein owned by the Company
NYSE	New York Stock Exchange
OPEC+	Organization of Petroleum Exporting Countries Plus
Paris Agreement	The Paris Agreement is an agreement within the United Nations Framework Convention on Climate Change, on climate change mitigation, adaption, and finance signed in 2016.
productive well	exploratory, development or extension well that is not dry
proved property	property or part of a property to which reserves have been specifically attributed
PRT	Petroleum Revenue Tax
Quest	Quest Carbon Capture and Storage ("CCS") project
SAGD	Steam-Assisted Gravity Drainage
SCO	synthetic crude oil
SEC	United States Securities and Exchange Commission
service well	well drilled or completed for the purpose of supporting production in an existing field and drilled for the specific purposes of gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for combustion
stratigraphic test well	drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition and ordinarily drilled without the intention of being completed for hydrocarbon production
TMX	Trans Mountain Expansion pipeline
TSX	Toronto Stock Exchange
UK	United Kingdom
unproved property	property or part of a property to which no reserves have been specifically attributed
US	United States
working interest	interest held by the Company in a crude oil or natural gas property, which interest normally bears its proportionate share of the costs of exploration, development, and operation as well as any royalties or other production burdens

3	Canadian Natural 2024 Annual Information Form

Advisory
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the “Company” or "Canadian Natural") in this Annual Information Form (“AIF”) or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed”, "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to the Company's strategy or strategic focus, capital budget, expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, abandonment expenditures, income tax expenses, and other targets provided throughout this AIF constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon, AOSP, the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby, Jackfish and Pike thermal oil sands projects, the operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or NGLs that the Company may be reliant upon to transport its products to market, the decommissioning and abandonment of certain of the Company's assets and the timing thereof, the development and deployment of technology and technological innovations, the assumption of operations at processing facilities, the "2025 Activity" section of this AIF with respect to budgeted capital expenditures for 2025, targeted International decommissioning activities and the timing thereof, the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term, the materiality of the impact of litigation and tax interpretations on the Company's results, any targeted payouts pursuant to the Company's free cash flow allocation policy, and the Company's acquisitions, including the proposed acquisition of the additional working interest in AOSP mines from Shell (as defined herein), also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
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
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of OPEC+, the impact of conflicts in the Middle East and in Ukraine, increased inflation, the risk of decreased economic activity resulting from a global recession, and the impact of transmissible diseases including variants of the COVID-19 coronavirus) which may impact, among other things, demand and supply for, and market prices of the Company’s products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company’s current targets are based; economic conditions in the countries and regions in which the Company conducts business; changes and uncertainty in the international trade environment, including with respect to tariffs, export restrictions, embargoes, and key trade agreements (including the tariffs on certain goods announced by the US government and Canadian countermeasures subsequently announced, both of which are anticipated to continue to evolve); uncertainty in the regulatory framework governing GHG emissions including, among other things, financial and other support from various levels of government for climate related initiatives and potential emissions or production caps; political uncertainty, including changes in government, actions of or against terrorists, insurgent groups or other conflict including conflict between states; the Company's ability to prevent and recover from cyberattack and other cyber-related crimes and incidents; industry capacity; the Company's ability to implement its business strategy, including exploration and development activities; the Company's ability to implement strategies and leverage technologies to meet climate change initiatives and emissions targets on the expected timelines; the impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; the Company's and its subsidiaries' ability to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and

Canadian Natural 2024 Annual Information Form	4

development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels, the timing and success of integrating the business and operations of acquired companies and assets, including the acquired working interests in AOSP and Duvernay assets from Chevron Canada Limited in December 2024; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety, competition, environmental laws and regulations, and the impact of climate change initiatives on capital expenditures and production expenses); interpretations of applicable tax and competition laws and regulations; asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short-, medium- and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the impact of legal proceedings to which the Company is a party; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.
The Company’s operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state, and local laws and regulations such as restrictions on production or emissions, the imposition of tariffs, export restrictions or embargoes on the Company's products (including the tariffs on certain goods announced by the US government and Canadian countermeasures subsequently announced, both of which are anticipated to continue to evolve), changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available. For additional information refer to the “Risk Factors” section of this AIF.
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
The comparative Consolidated Financial Statements and the Company’s MD&A for the most recently completed fiscal year ended December 31, 2024, are herein incorporated by reference, and certain information included in this AIF, have been prepared in accordance with IFRS, as issued by the IASB.
For the year ended December 31, 2024, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule International Limited (“Sproule”) and GLJ Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2024 and a preparation date of February 10, 2025. Sproule evaluated and reviewed the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves. GLJ evaluated the Oil Sands Mining and Upgrading SCO reserves. The evaluations and reviews were conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC and in the “Supplementary Oil and Gas Information” section of the Company’s 2024 Annual Report, which is incorporated herein by reference.
SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES
This AIF includes references to non-GAAP and other financial measures as defined by National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). Financial measures, including "adjusted net earnings from operations", "adjusted funds flow", "netback", "net capital expenditures" and "free cash flow", are used by the Company to evaluate its financial performance, financial position and cash flow. These financial measures are not defined by IFRS and therefore are

5	Canadian Natural 2024 Annual Information Form

referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance. Descriptions of and reconciliations to the most directly comparable financial measure for "adjusted net earnings from operations", “adjusted funds flow”, "netback", and “net capital expenditures”, are provided in the “Non-GAAP and Other Financial Measures” section of the Company’s annual MD&A for the year ended December 31, 2024, dated March 5, 2025, and are incorporated by reference herein. "Free cash flow" is a non-GAAP financial measure. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, to repay debt and to pay returns to shareholders through dividends and share repurchases pursuant to its free cash flow allocation policy. Free cash flow is calculated as adjusted funds flow less dividends on common shares, net capital expenditures and abandonment expenditures.
SPECIAL NOTE REGARDING COMMON SHARE SPLIT AND COMPARATIVE FIGURES
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. Common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.
SPECIAL NOTE REGARDING AMENDMENTS TO THE COMPETITION ACT (CANADA)
On June 20, 2024, amendments to the Competition Act (Canada) came into force with the adoption of Bill C-59, An Act to Implement Certain Provisions of the Fall Economic Statement, which impacted environmental and climate disclosures by businesses. As a result of these amendments, certain public representations by a business regarding the benefits of the work it is doing to protect or restore the environment or mitigate the environmental and ecological causes or effects of climate change may violate the Competition Act's deceptive marketing practices provisions. These amendments include substantial financial penalties and, effective June 20, 2025, a private right of action which will permit private parties to seek an order from the Competition Tribunal under the deceptive marketing practices provisions. Uncertainty surrounding the interpretation and enforcement of this legislation may expose the Company to increased litigation and financial penalties, the outcome and impacts of which can be difficult to assess or quantify and may have a material adverse effect on the Company's business, reputation, financial condition, and results.

Canadian Natural 2024 Annual Information Form	6

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
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a Special Resolution approving an amendment to the Company's Articles of Amalgamation to subdivide the issued and outstanding common shares on a two-for-one basis. Articles of Amendment were subsequently filed on May 22, 2024. (Further details are disclosed under "Description of Capital Structure - Common Shares" in this AIF.)
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

7	Canadian Natural 2024 Annual Information Form

General Development of the Business
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
2023
The Company approved the final investment decision to proceed with the Pike 1 thermal in situ project as part of its 2023 capital budget. Drilling and pipeline development in support of the Pike 1 project commenced in late 2024 with the Company targeting to drill two SAGD pads in the first half of 2025, which will be tied into the existing Jackfish facilities. These two pads are targeted to come on production in 2026 and are expected to keep the Jackfish plants at full capacity. In December 2023, the Company approved the decision to proceed with the Naphtha Recovery Unit Tailings Treatment project at Horizon, for a total capital investment of approximately $357 million. The project commenced in 2024 and is expected to be mechanically complete in the third quarter of 2027.
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
2024
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a special resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024.
During 2024, the Company increased its contracted crude oil transportation capacity to 256,500 bbl/d, expanding its committed capacity to Canada’s West Coast and to the United States Gulf Coast ("USGC") to approximately 23% of 2025 targeted liquids production. After the TMX was successfully commissioned in the second quarter of 2024, the Company increased its capacity on the TMX by 75,000 bbl/d to a total of 169,000 bbl/d. The Company also increased its capacity on the Flanagan South pipeline in 2024 by an additional 55,000 bbl/d for a total of 77,500 bbl/d, further expanding the Company's heavy oil diversification and market access to the USGC. The Company also has committed capacity of 10,000 bbl/d on the Keystone Base pipeline, with direct access to the USGC.
In December 2024, the Company completed acquisitions of Chevron Canada Limited's ("Chevron") Alberta assets, which included Chevron's 20% interest in AOSP and a 70% operated interest in light crude oil and liquids-rich Duvernay assets. As a result of these acquisitions, the Company now owns 90% of AOSP, which includes the Muskeg River and Jackpine mines, the Scotford Upgrader and Quest. The acquisitions also included various working interests in a number of other non-producing oil sands leases. The aggregate consideration for these assets was US$6.5 billion, subject to closing adjustments. The Company targets 2025 production from these acquired assets to be approximately 122,500 BOE/d, consisting of 62,500 bbl/d of long life no decline SCO at AOSP and approximately 60,000 BOE/d from the Duvernay, comprised of 179 MMcf/d of natural gas and 30,000 bbl/d of liquids.
The Company also made a number of adjustments to its debt financing plan in 2024. The Company extended the maturity of its $2,425 million revolving syndicated credit facility from June 2025 to June 2028 and extended its $500 million revolving credit facility from February 2025 to February 2026. The Company repaid $320 million of 3.55% medium-term notes and US$500 million of 3.80% of US dollar debt securities. In connection with the acquisition of Chevron's Alberta assets, the Company entered into a $4,000 million non-revolving term credit facility maturing December 2027. In December, the Company also issued $500 million of 4.15% medium-term notes due December 2031 at $99.836 per note, US$750 million of 5.00% notes due December 2029 at US$99.968 per note and US$750 million of 5.40% notes due December 2034 at US$99.837 per note.

Canadian Natural 2024 Annual Information Form	8

In 2024, the Company continued to renew its senior management team with additional promotions positioning the Company to continue its strategic program for the creation of value for shareholders into the future.
2025
In January 2025, the Company announced that pursuant to an agreement with Shell Canada Limited and affiliates ("Shell"), the Company will acquire a 10% working interest in the AOSP mines, associated reserves and additional working interests in a number of other non-producing oil sands leases in exchange for a 10% working interest in the Scotford Upgrader and Quest. Following the close of the transaction, the Company will have a 100% direct working interest in the AOSP mines and an 80% interest in the Scotford Upgrader and Quest. The acquisition is targeted to close in the first half of 2025, subject to obtaining the necessary regulatory approval.

9	Canadian Natural 2024 Annual Information Form

Description of the Business
Canadian Natural is a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil, natural gas and NGLs. The Company’s principal core regions of operations are western Canada, the UK sector of the North Sea and Offshore Africa.
The Company operates and maintains a large working interest in a majority of the prospects in which it participates. The Company's objectives are to increase crude oil and natural gas production, reserves, cash flow and net asset value on a per common share basis through the economic and sustainable development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves. The Company strives to meet these objectives and its commitments to environmental stewardship and safety excellence.
The Company has a full complement of management, technical and support staff to pursue these objectives. As of December 31, 2024, the Company had the following full time equivalent permanent employees:

North America, Exploration and Production	5,377
North America, Oil Sands Mining and Upgrading	4,955
North Sea and Offshore Africa	308
Total Company	10,640
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
The Company’s business approach is to maintain large project inventories and production diversification among each of its products: SCO, natural gas, light and medium crude oil and NGLs, bitumen (thermal oil), primary heavy crude oil and Pelican Lake heavy crude oil. The Company’s large diversified project portfolio enables the effective allocation of capital to higher return opportunities, which together provide complementary infrastructure and balance throughout the business cycle. SCO from the oil sands mining and upgrading operations in northern Alberta accounted for 35% of 2024 annual production. Natural gas, primarily produced in Alberta, British Columbia and Saskatchewan, accounted for 26% of 2024 annual production. Light and medium crude oil and NGLs represented 10% of 2024 annual production, and were produced from Alberta, British Columbia, Saskatchewan and Manitoba, as well as from the Company’s North Sea and Offshore Africa operations. Also produced from Alberta and Saskatchewan were bitumen (thermal oil), which accounted for 20% of 2024 annual production, primary heavy crude oil which accounted for 6% of 2024 annual production, and Pelican Lake heavy crude oil, which accounted for 3% of 2024 annual production. The Company's Midstream assets, primarily comprised of two operated pipeline systems (ECHO and Pelican Lake), and a 50% working interest in an 84 megawatt cogeneration plant at Primrose, provide cost effective infrastructure supporting the Company's heavy crude oil and bitumen operations. Midstream assets also include a 50% equity interest in the North West Redwater Partnership.
The Company’s Canadian crude oil production is marketed to purchasers located in Canada and other international destinations. Purchasers that take delivery in Canada may subsequently export those products to other international destinations using their own transportation. The Company has contracted pipeline capacity for approximately 25% of its liquids production. This includes contracted capacity on the Flanagan South pipeline (77,500 bbl/d) and the Keystone Base pipeline (10,000 bbl/d). The Company also has contracted capacity on TMX (169,000 bbl/d) which gives the Company the option to sell either to customers in Western Canada or to international markets. The Company also markets natural gas directly to purchasers in both Canada and other international markets. Purchasers that take delivery in Canada may subsequently export those products to other international destinations using their own transportation. Natural gas is distributed to customers in Canada via the TC Canadian Mainline and other pipelines such as the Enbridge Westcoast system. NGLs are marketed to purchasers located in Canada, some of whom may export those products to other international destinations. The Company’s offshore production from its North Sea and West African operations is sold primarily into European markets.

Canadian Natural 2024 Annual Information Form	10

A. ENVIRONMENTAL MATTERS
Environmental Management Approach
The Company has a Corporate Statement on Environmental Management which affirms that environmental stewardship is a fundamental value of the Company. This commitment ensures the Company, as well as its employees and contractors, carry out all business activities in compliance with applicable regional, national and international regulations and industry standards. The Company's oil sands mining and the UK divisions also conduct operations in accordance with Environmental Management Systems that are audited by independent third parties. As part of the Company's corporate governance mandate, the Company's environmental specialists track performance to numerous environmental performance indicators in its domestic and international operations, and regularly report to the senior management of the Company, which in turn reports on environmental matters directly to the Health, Safety, Asset Integrity and Environmental Committee of the Board of Directors. This Committee's mandate also includes oversight of the Company's policies and programs related to climate change and GHG emissions, social/community matters and stakeholder relations.
The Company regularly engages with and submits to inspections by the various government regulatory authorities in each of the regions where the Company operates. The Company’s environmental risk management strategy includes working constructively with legislators and regulators to ensure that any new or revised policies, legislation or regulations properly reflect a balanced approach to sustainable development. The Company has processes in place and is committed to complying with all existing environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet current environmental protection requirements. In Canada, these requirements apply to all operators in the crude oil and natural gas industry and it is not anticipated that the Company’s competitive position within the industry will be adversely affected by changes in applicable legislation; however, there are no assurances that future environmental laws and regulations will not have a material effect on the Company's business, financial condition and results of operations.
The Company has internal procedures designed to ensure that the environmental aspects of new acquisitions and developments are taken into account prior to proceeding. The Company’s Environmental Management Plan (the "Plan") along with the Company's operating guidelines and strategies are intended to reduce the environmental impact of operations while meeting: regulatory requirements; regional management frameworks for biodiversity, air quality and emissions, and ground and surface water; industry operating standards and guidelines; and internal corporate standards. Training and due diligence for operators and contractors is key to the effectiveness of the Company's environmental management programs and supports efforts to reduce the Company's environmental footprint.
Canada
The Company continues to invest in people, facilities and infrastructure, and new and proven technologies, to recover and process crude oil and natural gas resources efficiently and in an environmentally responsible manner. As a part of the Plan, the Company has implemented a number of programs intended to reduce its environmental footprint including: assessment of impacts and implementation of avoidance and mitigation programs that seek to maintain biodiversity for terrestrial and aquatic systems and high value ecosystems; the continued review and evaluation of new technologies designed to reduce environmental impacts from operations; implementation of various programs designed to reduce GHG and methane emissions; and optimization programs that seek to improve efficiencies at the Company's facilities.
The Company, through industry associations, is working with Canadian legislators and regulators as they develop and implement laws and regulations to properly reflect a balanced approach to sustainable development, such as programs to support industry investments for environmental performance improvement and emissions reduction.
On June 20, 2024, Bill C-59 was enacted providing, among other things, an investment tax credit ("ITC") for capital invested in eligible carbon capture, utilization and storage ("CCUS") projects. This legislation provides a refundable ITC of up to 50% on carbon capture equipment and 37.5% on qualified carbon transportation, storage or usage equipment from 2022 to 2030 with these rates being halved from 2031 to 2040 and fully phased out after 2040. In November 2023, the Government of Alberta established the Alberta Carbon Capture Incentive Program to provide a 12% grant on eligible capital costs for CCUS projects.
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
The Company has water management programs designed to improve recycle rates and reduce fresh water use. As part of its drilling practices, the Company has also adopted the Hydraulic Fracturing Operating Practices that were developed by the Canadian Association of Petroleum Producers in support of a responsible approach to hydraulic fracturing and water management.
The Company has programs for well abandonment and decommissioning that allow for the progressive reclamation of large contiguous areas of land. The Company continued its environmental liability reduction program in 2024 with the abandonment of 1,948 inactive wells, and has initiated reclamation at many of these sites with the eventual goal of reclamation certification.

11	Canadian Natural 2024 Annual Information Form

In 2024, the Company received 1,233 reclamation certificates representing 2,579 hectares of land. From 2020 to 2024, the Company abandoned 11,281 inactive wells and received 5,042 reclamation certificates representing 10,433 hectares of reclaimed land. Further, decommissioning of inactive facilities and cleanup of active facilities was conducted to address environmental liabilities at operating sites. Additionally, the Company has comprehensive programs in place for: tailings management in its oil sands mining operations to minimize fine tailings and support reclamation; monitoring programs to assess changes to biodiversity, wildlife and fisheries in order to manage construction and operational effects and to assess reclamation success; participation and support for the Oil Sands Monitoring Program of regionally important resources; groundwater monitoring for all thermal in situ and mine operations; an active spill prevention and management program; and an internal environmental management system for conformance audit and inspection programs of operating facilities.
International
The Company commenced decommissioning activities in the Banff and Kyle fields with the partial removal of subsea infrastructure and seabed remediation activities in 2024 with activities continuing in 2025. In addition, in 2024 the Company advanced preparations for the decommissioning of the Ninian Hub Area, including surveys and studies required for development of the decommissioning program(s), and regulatory and key stakeholder engagement that will continue throughout 2025.
B. REGULATORY MATTERS
The Company’s business is subject to regulations generally established through government legislation and governmental agencies. A summary of certain key regulatory regimes impacting the Company's operations are summarized in the following paragraphs.
Canada
Petroleum and Natural Gas Leases
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
Royalties
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
On May 19, 2022, the Government of British Columbia announced a new royalty framework, which will come into effect on January 1, 2027. The new framework will replace previous drilling incentive programs with a revenue minus costs model similar to other Canadian jurisdictions. New wells will pay a flat royalty rate of 5% until the capital spent on drilling and completions is recovered and then a price sensitive royalty rate between 5% and 40% will apply and vary based on commodity type. Details of certain cost allowances and reference prices remain to be finalized by the BC government through consultation with stakeholders.

Canadian Natural 2024 Annual Information Form	12

Taxation
The Company was subject to federal and provincial income taxes in Canada at a combined rate of approximately 23.2% in 2024. The Government of Alberta decreased the provincial corporate income tax rate from 12% to 8% over the period July 1, 2019 to July 1, 2020. The Company is also subject to federal legislation implementing a 2% tax on repurchases of equity in 2024. The 2% tax is applicable to repurchases and issuances of equity that occur after December 31, 2023.
Abandonment and Reclamation - Liability Management
In 2021, the Alberta Energy Regulator (“AER”) announced a new Liability Management Framework (the "Framework") as part of its life-cycle management of oil and gas wells, facilities and pipelines, which imposes annual mandatory spending targets for companies for the closure of inactive wells and related infrastructure. Under the Framework, the AER assigns licensees a mandatory annual spend target for their abandonment and reclamation activities, which is determined based on a licensee's proportionate share of the provincial inventory of inactive wells and related infrastructure among other factors. Alberta's mandatory spend targets to address the industry's inactive site liability became effective January 1, 2022, with rates initially at 4%, which were increased to 6.7% for 2023, and subsequently reduced to 6.6% and 6.2%, respectively for 2024 and 2025. In 2022, the Government of Saskatchewan also introduced the Inactive Liability Reduction Program and the Government of British Columbia updated its Dormancy and Shutdown Regulations, which provide mandatory targets for decommissioning and restoring inactive wells and facilities in those provinces. In addition to spending requirements, the provincial regulators have the ability to require the posting of security to secure the completion of abandonment and reclamation requirements.
Carbon/GHG
Governments in jurisdictions where the Company operates have developed or are developing GHG regulations as part of their provincial, federal and international climate change commitments. The Company uses existing GHG regulations to determine the impact of compliance costs on current and future projects. The Company monitors the development of GHG regulations on an ongoing basis in the jurisdictions in which it operates to assess the impact of future regulatory developments on the Company's operations and planned projects.
▪Federal GHG Policy and Regulation
In Canada, the federal government has ratified the Paris Agreement, with a commitment to reduce GHG emissions by 40-45% from 2005 levels by 2030. The Canadian government published draft regulations on November 3, 2024 that propose to cap emissions from the oil and gas sector through a national cap-and-trade system. The draft regulations currently propose to cap 2030 emissions at 27% below 2026 levels while providing some compliance flexibility to emit up to 20% above the cap level. In December 2020, the federal government announced its intention to increase the carbon price to $170/tonne by 2030 in annual increments of $15/tonne after 2022. In 2022, the federal government released the Clean Fuel Regulations that became effective on July 1, 2023 which apply to producers or importers of gasoline and diesel fuels and require reductions in the carbon intensity associated with gasoline and diesel fuels produced and supplied in Canada. In December 2024, the federal government finalized its Clean Electricity Regulations, which may increase the cost of electricity generated or purchased by the Company. Additionally, the federal government released draft regulations in 2024 for the control of volatile organic compounds (VOCs) from certain upstream oil and gas facilities.
▪Provincial GHG Policy and Regulation
Carbon pricing regulatory systems in all provinces are subject to periodic review by the federal government to assess the adequacy of the provincial systems against the federal Greenhouse Gas Pollution Pricing Act. Such future reviews may affect the carbon price and/or the stringency of provincial systems.
The Technology Innovation and Emissions Reduction Regulation ("TIER") applies to all of the Company’s assets in Alberta (as an alternative to the federal fuel charge). In December 2022, the Alberta government published changes to TIER that took effect January 1, 2023 that reduce the amount of emissions allocations for regulated facilities. Emissions coverage within TIER also includes flaring from all TIER regulated facilities. The carbon price in Alberta for emissions above the TIER regulated limits was $80/tonne in 2024 and increases annually in $15/tonne increments to $170/tonne in 2030, which aligns with the federal carbon pricing schedule. The non-operated Scotford Upgrader and North West Redwater bitumen upgrader and refinery are also subject to compliance under TIER.
In British Columbia, the carbon tax on fuel consumed and gas flared and vented in the province was assessed at $65/tonne for the first quarter of 2024. Effective April 1, 2024, the carbon tax for the industrial sector was replaced with an output-based pricing system, with a carbon price of $80/tonne, which is expected to increase by $15/tonne CO2e annually until reaching $170/tonne of CO2e in 2030, aligning with the federal carbon pricing schedule. In March 2023, British Columbia announced its intention to implement an emissions cap for the oil and gas industry to ensure that the province meets its 2030 emissions reduction target for the sector. This target aims to reduce oil and gas industry emissions by 33-38% below 2007 levels by 2030. The British Columbia government also announced its intention to implement a Net-Zero New Industry policy. In March 2024, British Columbia announced that it would be introducing regulatory measures in 2025, that come into effect in 2026 to backstop the federal carbon emissions cap, which will apply in the event of gaps between federal and provincial targets and in the event that the federal emissions cap is not implemented or cancelled.
As part of its Prairie Resilience Plan, the Saskatchewan government has a regulation, The Management and Reduction of Greenhouse Gases (Standards and Compliance) Regulations, that applies to facilities emitting more than 25 kilotonnes of

13	Canadian Natural 2024 Annual Information Form

CO2e annually and requires the North Tangleflags in situ heavy crude oil facility and the Senlac in situ heavy crude oil facility to meet reduction targets for GHG emissions effective 2020. This regulation also enables facilities below the threshold to aggregate and opt-in to the Saskatchewan regulatory system as an alternative to the federal fuel charge. This regulation also adopts the federal carbon pricing schedule to 2030.
In Manitoba, the federal output-based pricing system and carbon pricing schedule applies to facilities with emissions greater than or equal to 50 kilotonnes CO2e annually. Facilities with emissions equal to or greater than 10 kilotonnes CO2e annually can voluntarily opt-in to the system.
▪Methane Emissions Reduction Regulations
By 2025, the federal government has committed to reduce methane emissions from the oil and gas sector by 40-45% below 2012 levels. The federal government’s methane regulation came into effect on January 1, 2020 and applies nationally unless provinces reach equivalency agreements with the federal government, in which case the federal regulation does not apply. The provinces of British Columbia, Alberta and Saskatchewan have implemented provincial methane regulations, and have equivalency agreements in place with the federal government. Accordingly, the applicable provincial methane regulations govern in the three western provinces whereas the federal methane regulation applies in the province of Manitoba.
In 2022, the federal government announced a draft framework for expanding methane regulations to achieve at least a 75% reduction below 2012 levels by 2030 with the draft regulatory framework released in November 2022 and amendments published in December 2023. Feedback on the draft regulations were ongoing during 2024 and are anticipated to continue through 2025.
United Kingdom
Under existing law, the UK government has broad authority to regulate the petroleum industry, including exploration, development, conservation and rates of production.
Taxation
Effective January 1, 2016, the Petroleum Revenue Tax ("PRT") rate, which is a charge on certain crude oil and natural gas profits, was reduced to 0%. Allowable abandonment expenditures eligible for carryback to 2015 and prior taxation years for PRT purposes remain recoverable at 50%. In addition, the supplementary charge on oil and gas profits was reduced to 10%, also effective in 2016. An Investment Allowance on qualifying capital expenditures is deductible for supplementary charge purposes, subject to certain restrictions. For Corporation Tax and Supplementary Charge, allowable losses are eligible for carryback to prior taxation years. The UK government introduced an Energy Profits Levy ("EPL") in May 2022 at a rate of 25%. This was subsequently increased to 35% in November 2022. From November 1, 2024, the EPL was further increased to 38% and the investment allowance on qualifying capital expenditure of 29% was abolished. As a result of these changes, the tax rate applicable to taxable income from oil and gas activities is 78% subject to deduction of available investment allowance.
In 2013, the UK government introduced a Decommissioning Relief Deed (“DRD”), which is a regulatory and contractual mechanism whereby the UK government guarantees its participation in future field abandonments through a recovery of PRT and corporate income tax.
Carbon/GHG
GHG regulations have been in effect in the UK since 2005. In Phase 1 (2005 – 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation, as determined in accordance with UK regulations. In Phase 2 (2008 – 2012), the Company’s CO2 allocation was decreased below the Company’s operations emissions, as determined in accordance with UK regulations. In Phase 3 (2013 – 2020) the Company’s CO2 allocation was further reduced, as determined in accordance with UK regulations. Following the UK's withdrawal from the European Union ("EU") on January 31, 2020, a new UK Emissions Trading Scheme ("ETS") was launched on January 1, 2021. The new scheme is aligned with the EU ETS rules and applies to energy intensive industries, the power generation sector and aviation.
Offshore Africa
The terms of licences, including royalties and taxes payable on production or profit sharing arrangements, as appropriate, vary by country and, in some cases, by concession within each country.
Development of the Espoir Field in Block CI-26 and the Baobab Field in Block CI-40, Offshore Côte d’Ivoire ("CDI"), are subject to Production Sharing Contracts ("PSC") which deem that tax or royalty payments to the government are satisfied by the government’s share of profit oil. The current corporate income tax rate in CDI is 25% which is applicable to non-PSC income.
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
On January 24, 2025, the amendments to CDI's local content regulations took effect, which increased the requirement to use local personnel, businesses and services in Company operations. The Company has worked with its contractors and applicable authorities with regard to compliance with these regulations.

Canadian Natural 2024 Annual Information Form	14

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
Prices for crude oil and natural gas fluctuate in response to changes in the supply of, and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond the Company’s control including instability in the international trade environment as a result of actual or threatened trade action by Canada and the US, or other key trade partners, including the imposition or threatened imposition of tariffs and retaliatory trade measures. Crude oil prices are primarily determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC+, the economic condition of Canada, the US, the European Union and Asia, government regulation, political stability in the Middle East and elsewhere, geopolitical conflicts (e.g. conflicts in the Middle East and in Ukraine), the foreign supply of crude oil, the price of foreign imports, the ability to secure adequate transportation for products which could be affected by pipeline constraints, the construction by third parties of new or expansion of existing pipeline capacity, government mandated curtailment, the availability of alternate fuel sources, weather conditions, and other factors. Natural gas prices realized by the Company are affected primarily in North America by supply and demand, weather conditions, industrial demand and the ability to secure adequate transportation for products, which could also be affected by pipeline constraints, government mandated curtailment, prices of alternate sources of energy, and government regulation. Crude oil and natural gas producers in Canada may receive discounted prices for their production relative to international prices due in part to constraints on the ability to transport and sell products to international markets. An ongoing failure to resolve such constraints may extend the duration of discounted or reduced commodity prices realized by crude oil and natural gas producers, including the Company.
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
Approximately 29% of the Company’s 2024 production on a BOE basis was primary heavy crude oil, Pelican Lake heavy crude oil, and bitumen (thermal oil). The market prices for these products currently differs from the established market indices for light and medium grades of crude oil due principally to quality differences. As a result, the price received for these products currently differs from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase in the differential could have a material adverse effect on the Company’s financial condition.
The Company conducts periodic assessments of the carrying value of its assets in accordance with IFRS. If crude oil and natural gas forecast prices decline, the carrying value of related property, plant and equipment could be subject to downward revisions, and net earnings could be adversely affected.
Political and International Risk
The Company markets its production in Canada, the United States and internationally. Any actual or proposed material changes to the international trade environment between Canada and US or other key trade partners, including with respect to governing treaties or trade agreements, or the actual or threatened imposition of trade barriers (including tariffs, quotas, embargoes, safeguards, or other measures), may introduce uncertainty in the markets, have a material effect on commodity prices generally and the crude oil and natural gas prices realized by the Company; increase the cost or reduce the supply of products available to the Company; or require changes to the Company's supply chain or other business practices, any of which have the potential to

15	Canadian Natural 2024 Annual Information Form

negatively impact the Company’s business, financial condition, and results of operations if the scope or duration of such actions are prolonged.
In March 2025, the US government implemented 10% tariffs on energy products and 25% tariffs on other Canadian goods imported into the United States, with countermeasures subsequently announced by the Canadian government. Subsequently the US government lifted these tariffs on goods that comply with the Canada-United States-Mexico Agreement. These developments continue to generate significant uncertainty over the scope, timing, and duration of any tariffs and retaliatory measures, as well as the potential availability of exceptions and exemptions. The effect of these actions may have an impact on the market and pricing received for the Company's products, increase the cost or reduce the availability of products in the Company's supply chain and introduce additional foreign currency volatility. At this time, the duration and impact of these trade actions remains uncertain. The Company will continue to assess the impacts of the tariffs on its business, financial condition and results.
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
The crude oil and natural gas industry is experiencing incremental increases in costs related to environmental regulatory compliance, particularly in North America and the North Sea. In respect of its offshore operations, the Company also participates with regulators and industry partners in addressing environmental monitoring and emergency response protocols that are applicable to the Company's operations in these jurisdictions. Environmental monitoring in the oil sands is performed in collaboration with the federal and provincial governments, Indigenous communities and industry, in order to enhance the understanding of the cumulative effects of oil sands development. Existing and expected legislation and regulations may require the Company to address and mitigate the effect of its activities on the environment. Increasingly stringent laws and regulations may have a material adverse effect on the Company’s business, financial condition and results of operations. A summary of key environmental risks is set out below:
▪Carbon/GHG Emissions Management
As part of its evaluation of climate change risk, the Company reviews independent external scenario analyses developed by energy firms and agencies representing a range of global oil and natural gas demand levels through 2050. These external scenario analyses are a tool used by the Company to support business planning, identification of risks and opportunities, and include the consideration of a number of variables and assumptions related to markets, (e.g, economic and social events), commodity prices, carbon prices, policy, regulation, technology development and adoption, energy efficiency and reputation. Although the Company believes that such independent external scenario analyses are reasonable, if inaccurate, it may have a material adverse effect on the Company's business, financial condition and results of operations. Since the Company plans and evaluates opportunities partially on the basis of climate-related assumptions, variations between actual outcomes and expectations may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. Aspects of climate change risk that have the most potential to influence the Company’s business strategy include: future regulatory changes, including government imposed emissions caps, associated compliance costs and reduction targets, access to markets and capital, societal preferences and reputational risk, and technology development, as described in more detail below.
▪Future Regulatory Changes / Compliance Costs / Reduction Targets
The additional requirements of enacted or proposed GHG regulations on the Company’s operations may increase capital expenditures and production expenses, including those related to the Company’s existing and planned oil sands projects. This may have an adverse effect on the Company’s financial condition. Accordingly, existing and proposed climate change policies and regulations are considered when making decisions to advance the Company’s business strategy. The Company tracks the development of policies and regulations at the international, national, federal and provincial level. In December 2020, the federal government announced its intention to surpass Canada’s previously stated reduction target under the Paris Agreement, to increase the carbon price to $170/tonne by 2030, and to establish methane reduction targets for 2030 and 2035. The Clean Fuel Regulations came into force in July 2023 and aspects of these regulations will increase the cost of liquid fuels consumed in the Company’s operations while also providing a potential mechanism to generate offset credits.

Canadian Natural 2024 Annual Information Form	16

Various jurisdictions have enacted or are evaluating standards related to the upstream GHG emissions of products (e.g., low carbon fuel standards and methane emission requirements for liquified natural gas), which may affect access to market for hydrocarbons with higher emissions intensity. The Canadian government is developing regulations to control volatile organic compounds ("VOC") emissions from certain upstream facilities, and is also developing an amended methane reduction regulation. The regulation of air pollutants to meet ambient air quality objectives (typically as part of regional air zone management) may result in the Company spending additional capital to retrofit equipment in specific regions, depending on future ambient air quality trends.
The Company's ability to achieve government and corporate emissions or environmental reduction targets could require the development of new technology, the success of which is unknown, as well as significant capital and resources, with the potential that the costs required to achieve targets and goals are materially different from original estimates and expectations. While the intent is to improve efficiency and increase the offering of low carbon energy, the shift in resources and focus to emissions reductions could negatively impact operating results.
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
▪Access to Markets
The Company may be exposed to greater market risk with the shift to a lower carbon emissions future. These risks may include shifting demand for various energy sources, including increasing demand for renewable energy, and increases in the Company's compliance costs that may not be recoverable in the price of its products, which could delay the development of certain assets. An additional risk includes the potential for restricted access to markets for higher carbon energy sources, which could result in the delay, revocation, or conditions imposed on, regulatory approvals for pipeline projects. These market risks could result in a competitive disadvantage if producers in other jurisdictions are not subject to similar regulatory burdens.
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
▪Regulatory and Policy Effectiveness
The Company operates under government regulation and policy for the crude oil and natural gas sector including, land tenure, royalties, taxes, production rates, environmental management, and safety performance. Before proceeding with major projects, the Company must follow various regulatory processes to obtain project approvals and permits. These processes may include Indigenous and other stakeholder consultation, environmental impact assessments and public hearings. The Company's project execution and timelines could be impacted by delays experienced through the regulatory process or by conditions placed on its operations through permit approvals. Regulatory changes may also impact the costs associated with advancing a project. Changes in government policy have the potential to impact the certainty and timelines for the regulatory process on large energy projects, including increased requirements for Indigenous consultation. Some examples include the federal Canadian Net-Zero Emissions Accountability Act, federal legislation implementing the United Nations Declaration on the Rights of Indigenous Peoples Act, and the federal Impact Assessment Act, the Alberta sub-regional plans supporting caribou recovery, the British Columbia Declaration on the Rights of Indigenous Peoples Act, and the Blueberry River First Nations Implementation Agreement, which was negotiated by the Government of British Columbia to address issues raised in Indigenous litigation (i.e., Yahey vs. British Columbia 2021 (B.C.S.C. 1287), a case regarding the cumulative effects of development on Treaty 8 rights).
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

17	Canadian Natural 2024 Annual Information Form

Government of Alberta’s Tailings Management Framework (2015) and Directive 85. In addition, the Company obtained approval for the Updated Tailings Management Plans (2023) for Muskeg River and Jackpine Mines. The tailings management plans outline progressive changes to improve performance in tailings management for the full life of the mines as well as the proposed tailings treatment technologies. However, in the future, there is the potential risk of exceeding the approved site-specific tailings profiles resulting in the requirement to post additional security under the Mining Financial Security Plan as well as the potential application of a compliance levy. Research and mitigation technologies are in development to reduce fluid tailings. Through Canada's Oil Sands Innovation Alliance, the innovation arm of Pathways, technology development is jointly undertaken by all oil sands mine operators to accelerate the commercialization of such technologies.
The Company's Oil Sands Mining operations continue to plan and execute progressive reclamation activities on the side slopes of its tailings facilities. Muskeg River Mine has advanced the decommissioning and reclamation process for its external tailings facility (South Expansion Area) and is waiting for the final construction completion report to be authorized before finalizing the regulatory requirements with the AER for its deregistration as a dam structure. The South Expansion Area was fully revegetated and reclaimed in 2023 with ongoing reclamation monitoring. Muskeg River Mine's main external tailings facility is scheduled to be fully infilled by the end of 2025 to allow for the decommissioning process to advance.
▪Land Use, Water and Wildlife Management
Legislation and policies related to land management may affect development and operations risk through changes in regional limits on operating standards for air emissions, water use, land disturbance, reclamation and biodiversity. Land use planning may set aside areas for conservation, parks, or establish operational constraints to protect biodiversity and wildlife that may place limits on crude oil and natural gas development. Management frameworks in the Lower Athabasca oil sands area establish limits and triggers for surface and ground water quality and quantity, and air emissions that could increase the standards for the operation of facilities. Draft frameworks on biodiversity may establish further limits on development that may limit operations and expansion of facilities. Sub-regional management plans may pose limitations on resource development through limits on infrastructure. In June 2024, the federal government released the draft Nature Accountability Bill to legislate the protection of biodiversity as a method to achieve conservation of 30% of Canada's land area including the requirement for large companies and financial institutions to monitor, assess and disclose their risks, dependencies and impacts on biodiversity.
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
The Species at Risk Act (Canada) requires the maintenance of habitat for a variety of species. For example, in the case of Woodland Caribou, the regulatory requirements related to undisturbed habitat in addition to minimum herd population may impact plans for crude oil and natural gas expansion. Both the oil and gas and forestry industries are undertaking mitigation measures to maintain habitat function by restricting predator access on seismic lines, reestablishing forests through accelerated reclamation and completing project development planning to minimize caribou disturbance.
Operational Risk
Exploring for, producing, mining, extracting, upgrading and transporting crude oil, natural gas and NGLs involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These activities are subject to a number of hazards and risks which may result in, or contribute to, operational impacts or disruptions, including fires, explosions, spills, blow outs, drought or other water shortages or restrictions, or other unexpected or dangerous conditions causing personal injury, property damage, environmental damage, interruption of operations and loss of production, whether caused by human error, natural or other causes. In addition to the foregoing, the oil sands mining and upgrading operations are also subject to loss of production, potential shutdowns and increased production expenses due to the complexity and integration of the various component parts necessary to mine, extract, process and upgrade bitumen.
The Company's business also carries risks associated with environmental and safety performance, which are closely scrutinized by governments, the public and the media, and could result in the suspension of or the inability to obtain regulatory approvals and permits, or, in the case of a major incident, fines, civil suits, and/or criminal charges against the Company.
Extreme weather events and climate conditions, including, but not limited to, floods, droughts, wildfires, and greater variability in seasonal temperatures may pose physical risks to the Company’s operations with potential impacts to supply chain and customer/vendor operations or critical infrastructure owned and operated by the Company or third parties. A comprehensive corporate Emergency Management program is in place to coordinate the Company's response to potential accidents and incidents (including extreme weather events). This program includes Emergency Response Plans (ERPs) intended to ensure a prompt initial response and efficient management of situations as they arise.
The jurisdictions where the Company operates are subject to labour legislation and regulations that, if changed, may impact operations. In addition, labour risk associated with work interruptions and the ability to secure necessary workers may impact the timely and cost effective manner in which projects are completed.

Canadian Natural 2024 Annual Information Form	18

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
Project Risk
The Company has a variety of exploration, development and construction projects, including environmental mitigation and GHG reduction projects, underway at any given time. Project delays may result in delayed revenue receipts and/or cost overruns may result in projects being uneconomic. The Company’s ability to complete projects is dependent on general business and market conditions as well as other factors beyond the Company’s control including the availability of skilled labour and workers, the availability and proximity of materials, pipeline capacity, trade measures and tariffs, weather, fires, drought, legal and regulatory matters (including environmental legislation and government imposed emissions caps), ability to access lands, availability of drilling and other equipment, availability of GHG reduction technologies, and availability of processing capacity.
Sources of Liquidity
The ability to fund current and future capital projects and carry out the business plan is dependent on the Company`s ability to generate cash flow as well as raise capital in a timely manner under favourable terms and conditions and is impacted by the Company's credit ratings and the condition of the capital and credit markets. Public and stakeholder scrutiny of the Company's stated environmental, sustainability and climate-related targets is increasing. Any failure, or perceived failure, in achieving the Company's stated targets, or the perception that such targets are insufficient, could affect the Company's ability to access cost-effective capital. In addition, changes in credit ratings may affect the ability to, and the associated costs of, entering into ordinary course derivative or hedging transactions, as well as entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms. The Company also enters into various transactions with counterparties and is subject to credit risk related to non-payment for sales contracts or non-performance by counterparties to contracts. Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital consisting of cash flows from operating activities, available credit facilities, commercial paper, and access to debt capital markets, to meet obligations as they become due.
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

19	Canadian Natural 2024 Annual Information Form

Committee of the Board of Directors, which receives reports on cyber security twice annually or more frequently in elevated threat conditions or when circumstances otherwise warrant.
Notwithstanding the Company’s proactive approach to combating cybersecurity threats, such threats frequently change and require evolving monitoring, detection and response efforts. Examples of such threats include: the installation of ransomware and the cyber attack suffered by Suncor Energy Inc. in 2023. These types of attacks may disrupt access to the Company's IT system, publicize private data and potentially destroy the Company's IT system should the ransom not be satisfied; social engineering to gain unauthorized access to systems facilitating theft, impersonation, fraud and disruption to operations; and the installation of malware which could facilitate loss of access, data destruction, data exfiltration or complete system failure. Any of these threats could interfere with the operation of, or cause damage to, Company property or result in the loss, disclosure or theft of confidential information related to the Company’s proprietary business activities, the personnel files of its employees and personal information of landowners, vendors, customers and other third parties doing business with the Company.
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
Although the Company has implemented cybersecurity protocols and procedures to address this risk, such protocols and procedures may be insufficient to prevent or mitigate information security risks and the Company could incur significant costs to remedy the effects of a major cyber security disruption. The Company maintains insurance as part of its risk management program, but such insurance may not cover all damages sustained by the Company in connection with a cyber incident, and in some instances, certain damages may be excluded from coverage due to the nature of the damages sustained or the causation of the incident.
In recent years, the use of artificial intelligence ("AI") has become more prevalent among businesses and individuals. Risks to using AI in the Company’s operations include data breaches, loss of intellectual property rights and unauthorized use by Company employees and representatives, including unauthorized disclosure of confidential or competitively sensitive information. The Company has adopted policies with respect to AI use by its employees and representatives, however there can be no assurance that these actions will completely eliminate the risks associated with these applications.
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

Canadian Natural 2024 Annual Information Form	20

result in royalties being paid on a reference price which is higher than the hedged price. There is also increased exposure to counterparty credit risk.
Dividends and Share Repurchases
The payment of future dividends and the repurchase of Company common shares is dependent on, among other things, its financial condition and other business factors considered relevant by the Board of Directors including prevailing economic conditions, the Company's anticipated requirements to fund operations and projects, debt servicing obligations and compliance with applicable regulatory and stock exchange requirements. The dividend policy and the free cash flow(1) allocation policy (which allocates returns to Company shareholders through share repurchases after capital requirements and the payment of dividends), each undergo periodic review by the Board of Directors and are subject to change.
Other Business Risks
Other business risks which may negatively impact the Company’s financial condition include regulatory issues, risk of increases in government taxes and changes to royalty regimes, risk of litigation, risk to the Company’s reputation resulting from operational activities that may cause personal injury, property damage or environmental damage, labour risk associated with securing the workers necessary to complete capital projects in a timely and cost effective manner, severe weather conditions, the timing and success of integrating the business and operations of acquired companies and businesses, and the dependency on third party operators for certain of the Company’s assets.
In addition, epidemics or pandemics have the potential to disrupt the Company’s operations, projects, and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of workers resulting from quarantines that affect the Company’s labour pools in local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on the extent and severity of a potential outbreak and the areas or operations impacted. However, during an epidemic or pandemic, the Company's operations may be designated as "essential services" by applicable government authorities (as was the case for the COVID-19 pandemic), which permitted operations to continue in areas that may have otherwise been impacted by government imposed lockdown measures. Depending on the severity of an outbreak, the timing and availability of vaccines and the speed of vaccine distribution, a large scale epidemic or pandemic could impact the international demand for commodities and have a corresponding impact on the prices realized by the Company for its products, which could have a material adverse effect on the Company's financial condition.
Some of the Company’s assets are held in one or more corporate subsidiaries or partnerships. In the event of the liquidation of any corporate subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used to repay the indebtedness of the Company.
Competition Act
On June 20, 2024, amendments to the Competition Act (Canada) came into force with the adoption of Bill C-59, An Act to Implement Certain Provisions of the Fall Economic Statement, which impacted environmental and climate disclosures by businesses. As a result of these amendments, certain public representations by a business regarding the benefits of the work it is doing to protect or restore the environment or mitigate the environmental and ecological causes or effects of climate change may violate the Competition Act's deceptive marketing practices provisions. These amendments include substantial financial penalties and, effective June 20, 2025, a private right of action which will permit private parties to seek an order from the Competition Tribunal under the deceptive marketing practices provisions. Uncertainty surrounding the interpretation and enforcement of this legislation may expose the Company to increased litigation and financial penalties, the outcome and impacts of which can be difficult to assess or quantify and may have a material adverse effect on the Company's business, reputation, financial condition, and results. To mitigate its exposure to claims, the Company has taken various steps, including employee training, adopting internal procedures for review of its public statements and the removal of certain public-facing communications containing environmental and climate communications. Although the Company continues to advance its environmental projects and to improve its performance, the Company has adopted a conservative approach to its public representations pending further guidance from the Competition Bureau, the Competition Tribunal and the courts.
Modern Slavery Act
On January 1, 2024, the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Modern Slavery Act”) came into force in Canada. The Modern Slavery Act obligates the Company to publish an annual modern slavery report detailing steps regarding the previous year’s efforts to mitigate the risk of forced labour used at any step in its supply chain, including production of goods in Canada or elsewhere or of goods imported into Canada. There is a risk that the Company's supply chain may actually use or be alleged to have used forced labour or child labour, and there may be difficulty in gathering sufficient information from suppliers. Additional work is ongoing to assess and understand this risk and to determine what measures can be put in place to mitigate any identified exposures, which may affect the Company's operational efficiency, results of operations, financial condition, or reputation.
For additional details regarding the Company's risks and uncertainties, refer to the Company's annual MD&A for the year ended December 31, 2024, dated March 5, 2025.
(1)The term "free cash flow" is a non-GAAP measure. Refer to the "Advisory" section of this AIF for further details regarding non-GAAP financial measures.

21	Canadian Natural 2024 Annual Information Form

Form 51-101F1 Statement of Reserves Data and Other Information
For the year ended December 31, 2024, the Company retained Independent Qualified Reserves Evaluators (“IQRE”), Sproule International Limited (“Sproule”) and GLJ Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2024 and a preparation date of February 10, 2025. Sproule evaluated and reviewed the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves. GLJ evaluated the Oil Sands Mining and Upgrading SCO reserves. The evaluations and reviews were conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.
The Reserves Committee of the Company’s Board of Directors has met with and carried out independent due diligence procedures with each of the Company’s IQREs to review the qualifications of and procedures used by each IQRE in determining the estimate of the Company’s quantities and related net present value of future net revenue of the remaining reserves.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s annual report on Form 40-F filed with the SEC in the “Supplementary Oil and Gas Information” section of the Company’s 2024 Annual Report, which is incorporated herein by reference.
Information in the reserves data tables may not add due to rounding. BOE values and crude oil and natural gas metrics may not calculate due to rounding.
The estimates of future net revenue presented in the tables below do not represent the fair market value of the reserves.
There is no assurance that the price and cost assumptions contained in the forecast case will be attained and variances could be material. The estimates of recovery and reserves of crude oil, natural gas and NGLs provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGLs reserves may be greater or less than the estimate provided herein. Refer to "Special Note Regarding Forward-Looking Statements" and "Special Note Regarding Currency, Financial Information, Production and Reserves" in the "Advisory"; and the "Risk Factors" section of this AIF.

Canadian Natural 2024 Annual Information Form	22

Oil and Gas Reserves Tables and Notes
Summary of Company Gross Reserves
As of December 31, 2024
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	86	123	202	631	7,567	5,024	172	9,618
Developed Non-Producing	3	7	—	78	—	246	9	138
Undeveloped	101	88	53	2,603	96	11,611	533	5,409
Total Proved	190	219	255	3,312	7,663	16,880	713	15,165
Probable	76	99	105	1,878	593	10,236	403	4,859
Total Proved plus Probable	266	318	360	5,190	8,255	27,116	1,116	20,024

North Sea
Proved
Developed Producing	6					3		6
Developed Non-Producing	—					—		—
Undeveloped	—					—		—
Total Proved	6					3		7
Probable	1					1		1
Total Proved plus Probable	7					5		8

Offshore Africa
Proved
Developed Producing	26					7		27
Developed Non-Producing	2					—		2
Undeveloped	28					13		30
Total Proved	56					20		60
Probable	16					15		19
Total Proved plus Probable	73					36		79

Total Company
Proved
Developed Producing	118	123	202	631	7,567	5,034	172	9,652
Developed Non-Producing	5	7	—	78	—	246	9	140
Undeveloped	129	88	53	2,603	96	11,625	533	5,440
Total Proved	252	219	255	3,312	7,663	16,904	713	15,231
Probable	94	99	105	1,878	593	10,252	403	4,879
Total Proved plus Probable	346	318	360	5,190	8,255	27,156	1,116	20,110

23	Canadian Natural 2024 Annual Information Form

Summary of Company Net Reserves
As of December 31, 2024
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	73	100	153	465	6,099	4,534	137	7,781
Developed Non-Producing	2	6	—	57	—	221	7	109
Undeveloped	78	72	40	1,927	40	10,095	410	4,249
Total Proved	153	177	193	2,449	6,138	14,849	554	12,140
Probable	57	78	73	1,372	462	8,626	282	3,762
Total Proved plus Probable	211	255	266	3,821	6,601	23,475	836	15,902

North Sea
Proved
Developed Producing	6					3		6
Developed Non-Producing	—					—		—
Undeveloped	—					—		—
Total Proved	6					3		7
Probable	1					1		1
Total Proved plus Probable	7					5		8

Offshore Africa
Proved
Developed Producing	24					7		25
Developed Non-Producing	2					—		2
Undeveloped	23					11		25
Total Proved	48					18		51
Probable	13					12		15
Total Proved plus Probable	61					30		66

Total Company
Proved
Developed Producing	103	100	153	465	6,099	4,543	137	7,813
Developed Non-Producing	4	6	—	57	—	221	7	111
Undeveloped	101	72	40	1,927	40	10,106	410	4,275
Total Proved	208	177	193	2,449	6,138	14,871	554	12,198
Probable	71	78	73	1,372	462	8,639	282	3,778
Total Proved plus Probable	279	255	266	3,821	6,601	23,510	836	15,976

Canadian Natural 2024 Annual Information Form	24

Reconciliation of Company Gross Reserves
As of December 31, 2024
Forecast Prices and Costs
TOTAL PROVED

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2023	149	193	258	3,287	6,910	14,976	543	13,836
Discoveries	—	—	—	—	—	1	—	1
Extensions	15	21	—	57	—	537	22	205
Infill Drilling	2	4	—	3	—	175	13	52
Improved Recovery	—	—	—	1	2	—	—	2
Acquisitions	8	—	—	—	853	1,266	157	1,229
Dispositions	(1)	—	—	—	—	(51)	(2)	(12)
Economic Factors	1	1	—	—	—	(230)	(4)	(41)
Technical Revisions	31	29	13	63	71	988	10	381
Production	(17)	(29)	(16)	(99)	(173)	(782)	(25)	(490)
December 31, 2024	190	219	255	3,312	7,663	16,880	713	15,165

North Sea

December 31, 2023	8					3		9
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	2					1		3
Production	(4)					(1)		(4)
December 31, 2024	6					3		7

Offshore Africa

December 31, 2023	61					26		65
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	—					(2)		—
Production	(5)					(3)		(5)
December 31, 2024	56					20		60

Total Company

December 31, 2023	218	193	258	3,287	6,910	15,005	543	13,910
Discoveries	—	—	—	—	—	1	—	1
Extensions	15	21	—	57	—	537	22	205
Infill Drilling	2	4	—	3	—	175	13	52
Improved Recovery	—	—	—	1	2	—	—	2
Acquisitions	8	—	—	—	853	1,266	157	1,229
Dispositions	(1)	—	—	—	—	(51)	(2)	(12)
Economic Factors	1	1	—	—	—	(230)	(4)	(41)
Technical Revisions	34	29	13	63	71	987	10	383
Production	(25)	(29)	(16)	(99)	(173)	(786)	(25)	(499)
December 31, 2024	252	219	255	3,312	7,663	16,904	713	15,231

25	Canadian Natural 2024 Annual Information Form

TOTAL PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2023	62	95	107	1,903	550	9,259	305	4,566
Discoveries	—	—	—	—	—	—	—	—
Extensions	6	11	—	18	—	632	32	173
Infill Drilling	1	2	—	1	—	94	5	25
Improved Recovery	—	—	—	—	—	—	—	—
Acquisitions	8	—	—	—	51	608	76	236
Dispositions	—	—	—	—	—	(15)	(1)	(4)
Economic Factors	—	—	1	—	—	(39)	—	(6)
Technical Revisions	—	(9)	(3)	(45)	(9)	(304)	(16)	(132)
Production	—	—	—	—	—	—	—	—
December 31, 2024	76	99	105	1,878	593	10,236	403	4,859

North Sea

December 31, 2023	4					2		5
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(4)					—		(4)
Production	—					—		—
December 31, 2024	1					1		1

Offshore Africa

December 31, 2023	21					18		24
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(4)					(3)		(5)
Production	—					—		—
December 31, 2024	16					15		19

Total Company

December 31, 2023	87	95	107	1,903	550	9,279	305	4,594
Discoveries	—	—	—	—	—	—	—	—
Extensions	6	11	—	18	—	632	32	173
Infill Drilling	1	2	—	1	—	94	5	25
Improved Recovery	—	—	—	—	—	—	—	—
Acquisitions	8	—	—	—	51	608	76	236
Dispositions	—	—	—	—	—	(15)	(1)	(4)
Economic Factors	—	—	1	—	—	(39)	—	(6)
Technical Revisions	(8)	(9)	(3)	(45)	(9)	(307)	(16)	(140)
Production	—	—	—	—	—	—	—	—
December 31, 2024	94	99	105	1,878	593	10,252	403	4,879

Canadian Natural 2024 Annual Information Form	26

TOTAL PROVED PLUS PROBABLE

North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2023	211	288	365	5,191	7,460	24,236	848	18,402
Discoveries	1	—	—	—	—	1	—	1
Extensions	21	31	—	75	—	1,169	55	377
Infill Drilling	3	6	—	4	—	268	18	77
Improved Recovery	—	—	—	1	2	—	—	3
Acquisitions	16	—	—	—	904	1,874	233	1,466
Dispositions	(1)	—	—	—	—	(66)	(3)	(15)
Economic Factors	1	1	1	—	—	(269)	(4)	(46)
Technical Revisions	32	20	10	18	62	684	(6)	249
Production	(17)	(29)	(16)	(99)	(173)	(782)	(25)	(490)
December 31, 2024	266	318	360	5,190	8,255	27,116	1,116	20,024

North Sea

December 31, 2023	12					5		13
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(1)					1		(1)
Production	(4)					(1)		(4)
December 31, 2024	7					5		8

Offshore Africa

December 31, 2023	81					44		89
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(4)					(5)		(5)
Production	(5)					(3)		(5)
December 31, 2024	73					36		79

Total Company

December 31, 2023	305	288	365	5,191	7,460	24,284	848	18,504
Discoveries	1	—	—	—	—	1	—	1
Extensions	21	31	—	75	—	1,169	55	377
Infill Drilling	3	6	—	4	—	268	18	77
Improved Recovery	—	—	—	1	2	—	—	3
Acquisitions	16	—	—	—	904	1,874	233	1,466
Dispositions	(1)	—	—	—	—	(66)	(3)	(15)
Economic Factors	1	1	1	—	—	(269)	(4)	(46)
Technical Revisions	26	20	10	18	62	681	(6)	243
Production	(25)	(29)	(16)	(99)	(173)	(786)	(25)	(499)
December 31, 2024	346	318	360	5,190	8,255	27,156	1,116	20,110

27	Canadian Natural 2024 Annual Information Form

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
7. 2024 reserves reconciliation highlights:
Total Proved Crude Oil, Bitumen (Thermal Oil) and NGLs reserves increased by 1,005 MMbbl:
▪Extensions: Increase of 115 MMbbl primarily due to extension drilling/future offset additions at various Bitumen (Thermal Oil), natural gas (NGLs), Primary Heavy Crude Oil, and Light Crude Oil properties.
▪Infill Drilling: Increase of 23 MMbbl primarily due to infill drilling/future offset additions at various natural gas (NGLs), Primary Heavy Crude Oil, Bitumen (Thermal Oil) and Light Crude Oil properties.
▪Improved Recovery: Increase of 2 MMbbl primarily due to increased recovery at Oil Sands Mining and Upgrading (SCO) and various Bitumen (Thermal Oil) properties.
▪Acquisitions: Increase of 1,018 MMbbl primarily due to acquisitions at Oil Sands Mining and Upgrading (SCO), various natural gas (NGLs) and Light Crude Oil properties.
▪Dispositions: Decrease of 3 MMbbl primarily due to dispositions from various natural gas (NGLs) and Light Crude Oil properties.

Canadian Natural 2024 Annual Information Form	28

▪Economic Factors: Decrease of 2 MMbbl due to changes in product pricing.
▪Technical Revisions: Increase of 219 MMbbl primarily due to improved performance at Oil Sands Mining and Upgrading (SCO), various Bitumen (Thermal Oil), Light Crude Oil, Primary Heavy Crude Oil, Pelican Lake Heavy Crude Oil and natural gas (NGLs) properties.
▪Production: Decrease of 368 MMbbl.
Total Proved Natural Gas reserves increased by 1,899 Bcf:
▪Discovery: Increase of 1 Bcf due to activity in various Natural Gas properties.
▪Extensions: Increase of 537 Bcf primarily due to extension drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
▪Infill Drilling: Increase of 175 Bcf primarily due to infill drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
▪Acquisitions: Increase of 1,266 Bcf primarily due to acquisitions at various Natural Gas properties.
▪Dispositions: Decrease of 51 Bcf primarily due to property dispositions from various Natural Gas properties.
▪Economic Factors: Decrease of 230 Bcf due to lower product pricing.
▪Technical Revisions: Increase of 987 Bcf primarily due to positive revisions in various North America core areas as a result of improved performance and category transfers from probable to proved reserves.
▪Production: Decrease of 786 Bcf.
Total Proved plus Probable Crude Oil, Bitumen and NGLs reserves increased by 1,127 MMbbl:
▪Discovery: Increase of 1 MMbbl due to activity in various Light Crude Oil properties in Alberta.
▪Extensions: Increase of 182 MMbbl primarily due to extension drilling/future offset additions at various Bitumen (Thermal Oil), natural gas (NGLs), Primary Heavy Crude Oil, and Light Crude Oil properties.
▪Infill Drilling: Increase of 32 MMbbl primarily due to infill drilling/future offset additions at various natural gas (NGLs), Primary Heavy Crude Oil, Bitumen (Thermal Oil) and Light Crude Oil properties.
▪Improved Recovery: Increase of 3 MMbbl primarily due to increased recovery at Oil Sands Mining and Upgrading (SCO) and various Bitumen (Thermal Oil) properties.
▪Acquisitions: Increase of 1,153 MMbbl primarily due to acquisitions at Oil Sands Mining and Upgrading (SCO), various natural gas (NGLs) and Light Crude Oil properties.
▪Dispositions: Decrease of 4 MMbbl primarily due to dispositions from various natural gas (NGLs) and Light Crude Oil properties in Alberta.
▪Economic Factors: Decrease of 1 MMbbl due to changes in product pricing.
▪Technical Revisions: Increase of 129 MMbbl primarily due to mine plan changes at Oil Sands Mining and Upgrading, and performance at various Light Crude Oil, Primary Heavy Crude Oil, Bitumen (Thermal Oil) and Pelican Lake Heavy Crude Oil properties, partially offset by decreased performance at various natural gas (NGLs) properties.
▪Production: Decrease of 368 MMbbl.
Total Proved plus Probable Natural Gas reserves increased by 2,872 Bcf:
▪Discovery: Increase of 1 Bcf due to activity in Natural Gas properties in Alberta.
▪Extensions: Increase of 1,169 Bcf primarily due to extension drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
▪Infill Drilling: Increase of 268 Bcf primarily due to infill drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
▪Acquisitions: Increase of 1,874 Bcf primarily due to acquisitions at various Natural Gas properties.
▪Dispositions: Decrease of 66 Bcf primarily due to property dispositions from various Natural Gas properties in Alberta.
▪Economic Factors: Decrease of 269 Bcf due to lower product pricing.
▪Technical Revisions: Increase of 681 Bcf primarily due to positive revisions at various Natural Gas properties.
▪Production: Decrease of 786 Bcf.
8.A report on reserves data by the IQREs is provided in Schedule “A” to this AIF. A report by the Company’s management and directors on crude oil, natural gas and NGLs reserves disclosure is provided in Schedule “B” to this AIF.

29	Canadian Natural 2024 Annual Information Form

Future Net Revenue Tables and Notes
The following tables summarize the future net revenue as of December 31, 2024 using forecast prices and costs. Abandonment, Decommissioning and Reclamation ("ADR") costs included in the calculation of future net revenue consist of both the Company's total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2024 and forecast estimates of ADR costs attributable to future development activity.
Summary of Net Present Values of Future Net Revenue Before Income Taxes
As of December 31, 2024
Forecast Prices and Costs

($ millions)	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%	Unit Value Discounted at 10%/year ($/BOE)
North America
Proved
Developed Producing	516,120	207,055	119,345	84,124	65,931	15.34
Developed Non-Producing	4,992	2,399	1,678	1,335	1,123	15.37
Undeveloped	182,897	89,911	49,458	29,978	19,550	11.64
Total Proved	704,008	299,365	170,481	115,438	86,604	14.04
Probable	225,143	74,361	34,738	20,436	13,885	9.23
Total Proved plus Probable	929,152	373,726	205,219	135,874	100,489	12.91

North Sea
Proved
Developed Producing	(1,798)	(1,520)	(1,303)	(1,132)	(994)	(201.60)
Developed Non-Producing	5	4	4	3	3	76.58
Undeveloped	19	16	15	13	12	62.78
Total Proved	(1,774)	(1,499)	(1,285)	(1,115)	(980)	(190.41)
Probable	91	81	72	65	59	76.55
Total Proved plus Probable	(1,683)	(1,418)	(1,212)	(1,050)	(920)	(157.60)

Offshore Africa
Proved
Developed Producing	236	266	224	162	100	8.95
Developed Non-Producing	199	133	92	67	50	57.62
Undeveloped	1,449	977	674	472	332	27.14
Total Proved	1,885	1,377	991	701	482	19.25
Probable	1,365	940	671	494	373	45.53
Total Proved plus Probable	3,250	2,317	1,662	1,194	855	25.10

Total Company
Proved
Developed Producing	514,558	205,802	118,266	83,154	65,037	15.14
Developed Non-Producing	5,196	2,536	1,774	1,405	1,176	16.01
Undeveloped	184,365	90,905	50,147	30,463	19,894	11.73
Total Proved	704,120	299,243	170,187	115,023	86,107	13.95
Probable	226,598	75,381	35,481	20,995	14,317	9.39
Total Proved plus Probable	930,718	374,624	205,668	136,018	100,423	12.87

Canadian Natural 2024 Annual Information Form	30

Summary of Net Present Values of Future Net Revenue After Income Taxes
As of December 31, 2024
Forecast Prices and Costs

($ millions)	Discount @ 0%	Discount @ 5%	Discount @ 10%	Discount @ 15%	Discount @ 20%
North America
Proved
Developed Producing	399,287	161,178	93,526	66,279	52,154
Developed Non-Producing	4,175	1,865	1,278	1,011	847
Undeveloped	140,283	68,075	36,840	21,881	13,922
Total Proved	543,744	231,118	131,644	89,170	66,923
Probable	172,112	56,643	26,353	15,440	10,453
Total Proved plus Probable	715,856	287,761	157,997	104,611	77,376

North Sea
Proved
Developed Producing	(518)	(424)	(352)	(295)	(251)
Developed Non-Producing	3	2	2	2	2
Undeveloped	10	9	8	7	7
Total Proved	(505)	(412)	(341)	(286)	(242)
Probable	43	41	38	36	33
Total Proved plus Probable	(462)	(372)	(303)	(250)	(209)

Offshore Africa
Proved
Developed Producing	109	170	149	101	49
Developed Non-Producing	152	102	71	52	39
Undeveloped	1,066	712	483	330	224
Total Proved	1,327	983	703	483	312
Probable	1,089	756	543	401	304
Total Proved plus Probable	2,417	1,739	1,245	884	616

Total Company
Proved
Developed Producing	398,878	160,924	93,323	66,084	51,953
Developed Non-Producing	4,329	1,969	1,351	1,064	888
Undeveloped	141,359	68,796	37,332	22,218	14,153
Total Proved	544,566	231,689	132,005	89,367	66,993
Probable	173,244	57,440	26,934	15,877	10,790
Total Proved plus Probable	717,811	289,129	158,939	105,244	77,783

31	Canadian Natural 2024 Annual Information Form

Total Future Net Revenue (Undiscounted)
As of December 31, 2024
Forecast Prices and Costs

	North America		North Sea		Offshore Africa		Total Company
($ millions)	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable	Total Proved	Total Proved plus Probable
Revenue	1,632,827	2,083,162	729	822	5,883	7,539	1,639,439	2,091,523
Royalties	333,467	438,106	—	—	196	257	333,663	438,363
Production Costs	466,277	560,187	425	427	1,797	1,877	468,499	562,492
Development Costs	106,322	131,645	41	41	1,464	1,598	107,827	133,283
ADR Costs for Future Development	1,502	2,193	—	—	34	51	1,536	2,244
Future Net Revenue Before Income Taxes Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	725,259	951,031	264	354	2,392	3,756	727,914	955,141
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	21,251	21,879	2,037	2,037	507	507	23,795	24,423
Future Net Revenue Before Income Taxes Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	704,008	929,152	(1,774)	(1,683)	1,885	3,250	704,120	930,718
Income Taxes	160,264	213,296	(1,269)	(1,221)	558	833	159,553	212,907
Future Net Revenue After Income Taxes	543,744	715,856	(505)	(462)	1,327	2,417	544,566	717,811

Canadian Natural 2024 Annual Information Form	32

Future Net Revenue By Product Type
As of December 31, 2024
Forecast Prices and Costs
Total Proved

Product Type	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value ($/BOE)
Light and Medium Crude Oil (including solution gas and other by-products)	6,981	14.89
Primary Heavy Crude Oil (including solution gas)	4,509	24.81
Pelican Lake Heavy Crude Oil (including solution gas)	3,966	20.50
Bitumen (Thermal Oil)	42,821	17.48
Synthetic Crude Oil	99,970	16.29
Natural Gas (including by-products but excluding solution gas and by-products from crude oil wells)	17,802	6.43
Total Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	176,048	14.43
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	(5,861)
Total Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	170,187	13.95
Total Proved plus Probable
Product Type	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value ($/BOE)
Light and Medium Crude Oil (including solution gas and other by-products)	10,210	16.05
Primary Heavy Crude Oil (including solution gas)	6,554	25.09
Pelican Lake Heavy Crude Oil (including solution gas)	5,114	19.19
Bitumen (Thermal Oil)	54,033	14.14
Synthetic Crude Oil	108,019	16.36
Natural Gas (including by-products but excluding solution gas and by-products from crude oil wells)	27,644	6.30
Total Excluding ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	211,574	13.24
ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	(5,905)
Total Including ADR Costs for Existing Development (Equivalent to the Financial Statement ARO)	205,668	12.87

33	Canadian Natural 2024 Annual Information Form

Notes to Future Net Revenue Tables
1.Abandonment, Decommissioning and Reclamation ("ADR") costs included in the calculation of the future net revenue consist of both the Company's total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2024 and forecast estimates of ADR costs attributable to future development activity. The Company’s total ARO included in the reserves future net revenue is escalated at the rate of inflation described in the "Pricing Assumptions" section of this AIF.
2.For reserves in Canada, future net revenue includes carbon cost compliance in accordance with the proposed federal Greenhouse Gas Pollution Pricing Act, which reaches $170/tonne in 2030. For reserves in the North Sea, future net revenue includes carbon costs associated with the UK Emissions Trading Scheme.
3.Unit values ($/BOE) are based on company net reserves.
4.After-tax net present values consider the Company’s existing tax pool balances and current tax regulations and do not represent an estimate of the value at the consolidated entity level, which may be significantly different. For information at the consolidated entity level, refer to the Company’s Consolidated Financial Statements for the year ended December 31, 2024 and the annual MD&A for the year ended December 31, 2024, dated March 5, 2025.
5.Future net revenue is prior to provision for interest, general and administrative expenses, and the impact of any risk management activities.
Pricing Assumptions
The crude oil, natural gas and NGLs reference pricing and the inflation and exchange rates used in the preparation of reserves and related future net revenue estimates are as per the 3-consultant-average of price forecasts developed by Sproule, GLJ and McDaniel & Associates Consultants Ltd. ("McDaniel"), dated December 31, 2024. The following is a summary of the 3-consultant-average price forecast. All prices increase at a rate of 2% per year after 2029.

		2025	2026	2027	2028	2029
Crude Oil and NGLs
WTI	US$/bbl	71.58	74.48	75.81	77.66	79.22
WCS	C$/bbl	82.69	84.27	83.81	85.70	87.45
Canadian Light Sweet	C$/bbl	94.79	97.04	97.37	99.80	101.79
Cromer LSB	C$/bbl	93.30	96.05	95.92	98.55	100.51
Edmonton C5+	C$/bbl	100.14	100.72	100.24	102.73	104.79
Brent	US$/bbl	75.58	78.51	79.89	81.82	83.46
Natural Gas
AECO	C$/MMBtu	2.36	3.33	3.48	3.69	3.76
BC Westcoast Station 2	C$/MMBtu	2.15	3.14	3.29	3.50	3.57
Henry Hub	US$/MMBtu	3.31	3.73	3.85	3.93	4.01
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

Canadian Natural 2024 Annual Information Form	34

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
2.Effective April 1, 2021, the COGE Handbook includes price forecast guidelines for the preparation of commodity price forecasts for use in reserve evaluations. For year-end 2024, the methodology used by Sproule, GLJ and McDaniel for determining their price forecasts is consistent with the COGE Handbook guidelines.
3.The forecast prices and costs assume the continuance of current laws and regulations, and any increases in wellhead selling prices also take inflation into account. Sales prices are based on reference prices as detailed above and adjusted for quality and transportation on an individual property basis.
4.The Company’s 2024 average pricing, net of blending costs and excluding risk management activities, was $99.36/bbl for light and medium crude oil, $81.97/bbl for primary heavy crude oil, $82.83/bbl for Pelican Lake heavy crude oil, $76.57/bbl for bitumen (thermal oil), $98.03/bbl for SCO, $53.04/bbl for NGLs, and $1.86/Mcf for natural gas.
5.Production and capital costs are escalated at the 3-consultant-average cost inflation rate of 0% per year for 2025 and 2% per year for 2026 and beyond for all products.
6.The 3-consultant-average foreign exchange rate used in the 2024 evaluation was 0.7117 US$/C$ for 2025, 0.7283 US$/C$ for 2026 and 0.7433 US$/C$ for 2027 and beyond.
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

Proved Undeveloped
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2022 First Attributed	7	9	—	693	37	870	54	945
Total	93	73	55	2,604	37	8,332	337	4,587
2023 First Attributed	26	24	—	68	35	2,063	82	579
Total	100	80	55	2,596	83	10,045	398	4,986
2024 First Attributed	32	22	—	56	—	1,982	166	607
Total	129	88	53	2,603	96	11,625	533	5,440

35	Canadian Natural 2024 Annual Information Form

Probable Undeveloped
Year	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
2022 First Attributed	3	10	—	195	13	953	72	451
Total	39	64	28	1,632	13	7,073	239	3,193
2023 First Attributed	13	15	—	30	18	1,076	43	299
Total	48	64	27	1,635	18	7,717	257	3,335
2024 First Attributed	14	12	—	18	—	1,213	98	343
Total	58	65	28	1,630	18	8,569	340	3,567
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

Canadian Natural 2024 Annual Information Form	36

Future Development Costs
The following table summarizes the undiscounted future development costs using the 3-consultant average inflation and foreign exchange rates as of December 31, 2024. Future development costs exclude all Abandonment, Decommissioning and Reclamation ("ADR") costs. ADR costs are included in the calculation of the future net revenue and consist of both the Company’s total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as of December 31, 2024 and forecast estimates of ADR costs attributable to future development activity.

Future Development Costs (Undiscounted)
($ millions)	2025	2026	2027	2028	2029	Thereafter	Total	Total Discounted at 10%
Total Proved
North America	4,083	4,671	5,481	5,755	5,357	80,975	106,322	39,429
North Sea	17	15	5	4	—	—	41	36
Offshore Africa	417	443	180	62	76	286	1,464	1,157
Total Company	4,518	5,128	5,667	5,820	5,433	81,261	107,827	40,622
Total Proved plus Probable
North America	4,304	4,910	5,774	6,096	5,704	104,858	131,645	44,642
North Sea	17	15	5	4	—	—	41	36
Offshore Africa	421	496	232	62	76	311	1,598	1,258
Total Company	4,741	5,421	6,011	6,161	5,780	105,169	133,283	45,935
Management believes that internally generated cash flows, existing credit facilities and access to debt capital markets are sufficient to fund future development costs. The Company does not anticipate the costs of funding would make the development of any property uneconomic.

37	Canadian Natural 2024 Annual Information Form

Other Oil and Gas Information
DAILY PRODUCTION
Set forth below is a summary of the production, before royalties, from crude oil, natural gas and NGLs properties for the fiscal years ended December 31, 2024 and 2023.

	2024 Average Daily Production Rates		2023 Average Daily Production Rates
Region	Crude Oil & NGLs (bbl)	Natural Gas (MMcf)	Crude Oil & NGLs (bbl)	Natural Gas (MMcf)
North America
Northeast British Columbia	23,170	882	21,585	889
Northwest Alberta	69,651	903	63,654	869
Northern Plains	401,549	168	394,527	180
Southern Plains	11,401	180	12,507	198
Southeast Saskatchewan	3,517	3	3,827	3
Oil Sands Mining & Upgrading	472,245	—	451,339	—
North America Total	981,533	2,136	947,439	2,139
International
North Sea UK Sector	11,536	2	12,639	2
Offshore Africa	12,534	9	13,452	11
International Total	24,070	11	26,091	12
Company Total	1,005,603	2,147	973,530	2,151
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

Canadian Natural 2024 Annual Information Form	38

Northwest Alberta
This region is located west of Edmonton, Alberta along the border of British Columbia and Alberta and provides a premium land base in the deep basin, multi-zone, liquids-rich natural gas and light crude oil fairway. Northwest Alberta has a significant Duvernay, Montney and Spirit River land base, and provides exploration and development opportunities in combination with an extensive portfolio of owned and operated infrastructure. In this region, the Company produces light crude oil, NGLs and natural gas from multiple, often technically complex horizons, with formation depths ranging from 700 to 4,500 meters. Locations are identified with two dimensional and three dimensional seismic to predict channel and shoreface fairways. The southwest portion of this region also contains significant Foothills assets with natural gas produced from the deep Mississippian and Triassic aged reservoirs.
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
Near the Lloydminster, Bonnyville and Slave Lake areas of Alberta, reserves of primary heavy crude oil (averaging 10°-14° API) and natural gas are produced through conventional vertical, slant and horizontal well bores from a number of productive horizons at depths up to 1,000 meters. The energy required to flow the heavy crude oil to the wellbore in this type of heavy crude oil reservoir comes from solution gas. The crude oil viscosity and the reservoir quality will determine the amount of crude oil produced from the reservoir. A key component to maintaining profitability in the production of heavy crude oil is to be an

39	Canadian Natural 2024 Annual Information Form

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
Included in the northern part of this region, approximately 200 miles north of Edmonton, Alberta are the Company’s holdings at Pelican Lake. These assets produce Pelican Lake heavy crude oil from the Wabiskaw formation with gravities of 12°-17° API. Production expenses are low due to the absence of sand production and its associated disposal requirements, as well as the gathering and pipeline facilities in place. The Company has the major ownership position in the necessary infrastructure, roads, drilling pads, gathering and sales pipelines, batteries, gas plants and compressors, to ensure economic development of the large crude oil pool located on the lands, including the 100% owned and operated Pelican Lake Pipeline and three major oil batteries with a capacity of 85,000 bbl/d. The Company is using an EOR scheme through polymer flooding to increase the ultimate recoveries from the field.
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
The Company has two 100% owned thermal SAGD facilities in the Kirby area located near Lac La Biche, Alberta with infrastructure and total plant processing capacity of 80,000 bbl/d. Solvent injection commenced at the Company's commercial scale solvent SAGD pad at Kirby North in June 2024 and all 8 wells are now injecting solvent.
The Company has a 100% interest in the operating thermal SAGD assets at Jackfish and in the undeveloped Pike lands located adjacent to Jackfish. The infrastructure at Jackfish consists of three processing plants and gathering systems that have a combined capacity of 120,000 bbl/d. Drilling and pipeline development in support of the Pike 1 project commenced in late 2024 with the Company targeting to drill two SAGD pads in the first half of 2025, which will be tied into the existing Jackfish facilities. These two pads are targeted to come on production in 2026 and are expected to keep the Jackfish plants at full capacity.
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

BC
AB
SK
MB

■ Canadian Natural Lands
□ Southern Plains / SE SK Areas

Canadian Natural 2024 Annual Information Form	40

Oil Sands Mining and Upgrading

BC
AB
SK
MB

■ Canadian Natural Lands
□ Oil Sands Mining & Upgrading

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
In 2024, the Company completed a reliability enhancement project at Horizon, which extended the turnaround interval from annually to every second year, bringing total annual average production capacity to approximately 264,000 bbl/d.
AOSP: In 2017, the Company acquired a combined direct and indirect 70% interest in AOSP which is an oil sands mining and upgrading joint venture located in Alberta, Canada. In 2024, the Company acquired a further 20% interest in AOSP, bringing the Company's combined direct and indirect ownership to 90%. Shortly thereafter in January 2025, the Company announced its intention to acquire the remaining 10% interest in the AOSP mines in exchange for a 10% interest in the Scotford Upgrader and Quest. Following the close of the transaction (targeted for the first half of 2025, subject to regulatory approval), the Company will have a 100% interest in the AOSP mines and an 80% interest in the Scotford Upgrader and Quest. The Company operates AOSP’s mining and extraction assets which are located in the Athabasca region near Fort McMurray, Alberta, and include the Muskeg River and Jackpine mines. Shell operates the Scotford Upgrader, including the Quest project, which is located near Fort Saskatchewan, northeast of Edmonton, Alberta and utilizes LC FINING technology to efficiently hydrocrack residuum to high-quality fuel oils and transportation fuels.
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

41	Canadian Natural 2024 Annual Information Form

In 2024, a debottlenecking project at the Scotford Upgrader was completed bringing the gross production capacity of AOSP to approximately 328,000 bbl/d. Shell obtained the Joint Review Panel Approval along with other associated approvals in 2013 for a 100,000 bbl/d expansion of the Jackpine Mine and in 2019 the remaining major application approvals were obtained.
United Kingdom North Sea
Through its wholly owned subsidiary, CNR International (U.K.) Limited, formerly Ranger Oil (U.K.) Limited, the Company has operated in the North Sea for over 40 years and has developed a significant database, extensive operating experience and an experienced staff. In 2024, the Company produced from 8 crude oil fields.
The northerly fields are centered around the Ninian field where the Company has a 100% operated working interest. The central processing facilities are connected to other fields including the Strathspey, Columba BD, Columba E and Lyell fields where the Company operates with working interests of 91.6% to 100%.
In the central portion of the North Sea, the Company holds a 100% operated working interest in the T-block (comprising the Tiffany, Toni and Thelma fields).
The Company receives tariff revenue from third parties for the processing of crude oil and natural gas through certain processing facilities.
The decommissioning activities at the Banff and Kyle fields commenced in the second quarter of 2020 with cessation of production occurring in June of 2020. The decommissioning activities are targeted to be substantially complete in 2025.
The Company commenced abandonment of the Ninian North Platform in 2017. Dismantling and disposal of the platform topsides was completed in 2021, and jacket removal and dismantling was completed in 2022. These decommissioning activities were substantially completed in 2023 with regulatory close out reports submitted in 2024.
In 2022, the prevailing regulatory and economic conditions and increasingly challenging commercial outlook in the United Kingdom led the Company to assess the viability of its North Sea operations. Following a detailed review of its development plans, the Company determined that the Ninian, Columba, Lyell and Strathspey fields are no longer economic and de-booked associated crude oil and natural gas reserves as at December 31, 2022. Decommissioning and abandonment of these fields is underway with Ninian well plug and abandonment having commenced in the fourth quarter of 2023 and progressed throughout 2024. Plug and abandonment activities are targeted to continue through 2025.
Strathspey, which is tied back to the Ninian Central platform, ceased production on December 31, 2024, with license relinquishment on January 1, 2025. Initial flushing operations on the Ninian Central platform are planned for the first quarter of 2025.
Cessation of production at the Lyell field, which is tied back to the Ninian South platform, is planned for the first quarter of 2025.

Canadian Natural 2024 Annual Information Form	42

Offshore Africa
Côte d’Ivoire

CI-301
CI-302
ABIDJAN
CI-519
Jacqueville
CI-518
Grand Lahou
CI-503
CI-500
West Espoir
East Espoir
CI-102
Fresco
CI-11
CI-27
CI-26
CI-24
Acajou
Sassandra
CI-12
CI-531
CI-501
CI-502
CI-40
Kossipo
Baobab
CI-704
CI-705
CI-703
CI-504
CI-101
CI-706
CI-103
CI-205
CI-709
CI-707
CI-708
CI-526
25 Km
CI-603
CI-604
CI-605

■ Canadian Natural Lands – Côte d'Ivoire

■ Crude Oil Fields

The Company owns interests in two licences offshore Côte d’Ivoire. The first is a 58.7% operated working interest in the Espoir field in Block CI-26 which is located in water depths ranging from 100 to 700 meters. Production from East Espoir commenced in 2002 and from West Espoir in 2006. Crude oil from the East and West Espoir fields is produced to a dedicated floating production storage and offloading vessel (FPSO) with the associated natural gas delivered onshore for local power generation through a subsea pipeline.
The second is a 57.6% operated working interest in the Baobab field, located in Block CI-40, which is eight kilometers south of the Espoir facilities and located in water depths ranging from 1,000 to 1,400 meters. Production from the Baobab field commenced in 2005. Crude oil from the Baobab field is produced to a dedicated FPSO with the associated natural gas delivered onshore via a subsea pipeline tied into the Espoir infrastructure. Production at Baobab was temporarily shut in on January 31, 2025, as planned, to allow for the FPSO to be disconnected and towed to drydock for a 245-day project to extend the life of the vessel. The FPSO will then be returned to the field and reconnected, with production expected to resume in the third quarter of 2026.
South Africa

South Africa
Mossel Bay
Plettenberg Bay
Port Elizabeth
NW PLETMOS
PLETMOS INSH
ALGOA GAMTOO
ALGOA
Ga-A
Ga-Q
E-AG
E-M
F-AH
F-AO
F-AR
F-A
F-O
E-CN
E-BA
SCG BLOCK
E-AA
E-BD
E-AO
E-G
E-AJ
E-CB
E-BK
E-BL
BLOCK 09
013PR
56
OUTENIQUA
Block 11B / 12B
Production Right
013PR (Application area)
100 km

Canadian Natural Lands – South Africa

In 2012, the Company completed the conversion of its 100% owned oil sub-lease in respect of Block 11B/12B (the "Block") off the southeast coast of South Africa into an exploration right for petroleum for this area. The Company subsequently reduced its ownership in the Block to a 20% non-operated working interest through farm-out transactions in 2013 and 2018. Two exploratory wells were drilled by the operator, confirming the discovery of natural gas and condensate on the Block. In 2022, the operator submitted an application to the government to convert the expiring exploration right to a production right. In 2024, the Company and two of its partners gave notice of withdrawal from the Block, effective upon grant of the production right and associated transfer of ownership to the remaining partner, currently anticipated in 2026.

43	Canadian Natural 2024 Annual Information Form

Producing and Non-Producing Crude Oil and Natural Gas Wells
The following table summarizes the number of wells in which the Company has a working interest that were producing or mechanically capable of producing as of December 31, 2024.

Producing	Natural Gas Wells		Crude Oil Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	22,627	18,153.4	10,309	9,520.6	32,936	27,674.0
British Columbia	1,960	1,811.4	150	139.6	2,110	1,951.0
Saskatchewan	9,183	8,428.7	1,945	1,105.2	11,128	9,533.9
Manitoba	—	—	144	125.0	144	125.0
Total Canada	33,770	28,393.5	12,548	10,890.4	46,318	39,283.9
North Sea UK Sector	—	—	43	42.6	43	42.6
Offshore Africa
Côte d’Ivoire	—	—	20	11.7	20	11.7
Total Company	33,770	28,393.5	12,611	10,944.7	46,381	39,338.2
The following table summarizes the number of wells in which the Company has a working interest that were not producing or not mechanically capable of producing as of December 31, 2024.

Non-Producing	Natural Gas Wells		Crude Oil Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	9,152	7,622.1	12,645	11,453.1	21,797	19,075.2
British Columbia	2,424	2,170.8	405	358.5	2,829	2,529.3
Saskatchewan	1,171	1,096.6	3,490	2,844.3	4,661	3,940.9
Manitoba	—	—	164	110.1	164	110.1
Northwest Territories	89	11.2	—	—	89	11.2
Total Canada	12,836	10,900.7	16,704	14,766.0	29,540	25,666.7
North Sea UK Sector	3	3.0	19	18.9	22	21.9
Offshore Africa
Côte d’Ivoire	—	—	20	11.6	20	11.6
Total Company	12,839	10,903.7	16,743	14,796.5	29,582	25,700.2

Canadian Natural 2024 Annual Information Form	44

Properties With No Attributed Reserves
The following table summarizes the Company’s unproved property as of December 31, 2024.

Country (thousands of acres)	Gross	Net
Canada	23,706	19,464
US	1	1
North Sea UK Sector	104	102
Côte d’Ivoire	91	51
South Africa	2,933	587
Total Company	26,835	20,204
Where the Company holds interests in different formations under the same surface area pursuant to separate leases, the acreage for each lease is included in the gross and net amounts.
Canadian Natural has approximately 320 thousand net acres attributed to the North America properties which are currently expected to expire by December 31, 2025.
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
2024 COSTS INCURRED IN CRUDE OIL, NATURAL GAS AND NGLs ACTIVITIES

($ millions)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	8,901	—	—	8,901
Unproved	320	—	—	320
Exploration	102	—	(56)	46
Development	5,543	352	205	6,100
	14,866	352	149	15,367
Add: Net non-cash and other costs (1)	(729)	(313)	54	(988)
Costs incurred	14,137	39	203	14,379
(1)Non-cash and other costs are comprised primarily of changes in ARO and other fair value adjustments.

45	Canadian Natural 2024 Annual Information Form

Exploration and Development Activities
The following table summarizes the crude oil and natural gas drilling activities completed by the Company for the year ended December 31, 2024. Total success rate for 2024, excluding service and stratigraphic test wells, was 99%.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Canada – Exploration and Production
Crude Oil	4	4.0	309	302.5
Natural Gas	—	—	94	78.3
Dry	—	—	2	2.0
Service	—	—	35	33.6
Stratigraphic	—	—	19	19.0
Total	4	4.0	459	435.4
Canada – Oil Sands Mining and Upgrading
Service	—	—	21	19.5
Stratigraphic	—	—	399	334.8
Total	—	—	420	354.3
Total Canada	4	4.0	879	789.7
Total International	—	—	—	—
Company Total	4	4.0	879	789.7
2025 ACTIVITY
Safe, reliable, effective and efficient operations will continue to be a focus of the Company in 2025. In January 2025, the Company released its 2025 capital budget(1) of approximately $6.0 billion. In addition, the Company targets to spend approximately $787 million on abandonment expenditures before recoveries, $90 million on carbon capture and $45 million on a one-time office move. As part of the January 2025 budget release, annual production is targeted to range between 1,510 MBOE/d and 1,555 MBOE/d. Subsequent to the budget release, on January 29, 2025, the Company announced a swap transaction with Shell Canada Limited related to AOSP(2), which was not included as part of the January 2025 budget release. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, to respond to price volatility, changes in project returns and the balancing of project risks and time horizons. The 2025 budget targets a level loaded drilling program throughout the year and will maintain flexibility to manage effective capital allocation.
The 2025 capital budget and production targets constitute forward-looking information. Refer to the "Advisory" section of this AIF for further details on forward-looking information.
(1)The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2024, dated March 5, 2025 for more details on net capital expenditures.
(2)Further details are disclosed under "General Development of the Business - 2025" in this AIF.

Canadian Natural 2024 Annual Information Form	46

PRODUCTION ESTIMATES
The following table summarizes the estimated 2025 company gross proved and probable daily production included in the estimates of proved reserves and probable reserves as of December 31, 2024 using forecast prices and costs.

	Light and Medium Crude Oil (bbl/d)	Primary Heavy Crude Oil (bbl/d)	Pelican Lake Heavy Crude Oil (bbl/d)	Bitumen (Thermal Oil) (bbl/d)	Synthetic Crude Oil (bbl/d)	Natural Gas (MMcf/d)	Natural Gas Liquids (bbl/d)	Barrels of Oil Equivalent (BOE/d)
Total Proved
North America	39,901	74,892	42,457	267,228	514,035	2,006	84,482	1,357,270
North Sea	5,131					4		5,814
Offshore Africa	3,568					8		4,894
Total Company	48,600	74,892	42,457	267,228	514,035	2,018	84,482	1,367,978
Total Probable
North America	5,775	7,188	1,644	—	26,595	267	13,841	99,500
North Sea	237					—		318
Offshore Africa	188					1		300
Total Company	6,201	7,188	1,644	—	26,595	268	13,841	100,117

47	Canadian Natural 2024 Annual Information Form

Production History and Netbacks

	2024
	Q1	Q2	Q3	Q4	Year Ended
North America Production and Netbacks by Product (1)
Light and Medium Crude Oil (2)
Average daily production (before royalties) (bbl/d)	45,733	46,590	42,205	47,782	45,575
Average daily sales volumes (before royalties) (bbl/d)	43,507	48,803	41,414	45,308	44,751
Netbacks ($/bbl)
Sales price (3)	$87.26	$102.75	$94.16	$93.25	$94.59
Transportation (4)	1.69	6.42	7.24	7.83	5.83
Royalties (5)	13.51	16.06	16.38	13.37	14.83
Production expenses (6)	25.78	21.12	23.75	20.13	22.61
Netback	$46.28	$59.15	$46.79	$51.92	$51.32
Primary Heavy Crude Oil (2)
Average daily production (before royalties) (bbl/d)	78,431	79,141	76,808	82,125	79,128
Average daily sales volumes (before royalties) (bbl/d)	76,482	81,931	76,190	82,827	79,358
Netbacks ($/bbl)
Sales price (3)	$74.37	$91.27	$83.56	$78.34	$81.97
Transportation (4)	6.43	5.33	4.80	5.11	5.41
Royalties (5)	12.70	16.40	14.34	17.80	15.38
Production expenses (6)	19.16	17.59	18.69	17.13	18.11
Netback	$36.08	$51.95	$45.73	$38.30	$43.07
Pelican Lake Heavy Crude Oil (2)
Average daily production (before royalties) (bbl/d)	45,145	44,839	45,101	44,035	44,779
Average daily sales volumes (before royalties) (bbl/d)	44,686	46,015	44,735	43,994	44,855
Netbacks ($/bbl)
Sales price (3)	$74.69	$92.42	$84.02	$79.88	$82.83
Transportation (4)	4.82	4.73	3.87	3.98	4.35
Royalties (5)	20.10	24.49	21.72	22.60	22.24
Production expenses (6)	9.75	8.92	8.74	9.05	9.11
Netback	$40.02	$54.28	$49.69	$44.25	$47.13
Bitumen (Thermal Oil) (2)
Average daily production (before royalties) (bbl/d)	268,155	268,044	271,551	276,231	271,011
Average daily sales volumes (before royalties) (bbl/d)	261,774	271,903	253,444	279,210	266,580
Netbacks ($/bbl)
Sales price (3)	$65.83	$86.84	$78.26	$75.11	$76.57
Transportation (4)	5.46	7.40	6.38	7.58	6.73
Royalties (5)	12.86	20.47	17.61	16.67	16.93
Production expenses (6)	14.05	10.95	10.52	8.82	11.04
Netback	$33.46	$48.02	$43.75	$42.04	$41.87
Natural Gas
Average daily production (before royalties) (MMcf/d) (7)	2,135	2,099	2,039	2,273	2,136
Netbacks ($/Mcf)
Sales price (3)	$2.50	$1.53	$1.19	$1.98	$1.81
Transportation (4)	0.65	0.62	0.63	0.59	0.63
Royalties (5)	0.10	0.02	0.01	0.04	0.04
Production expenses (6)	1.27	1.19	1.23	1.09	1.19
Netback	$0.48	$(0.30)	$(0.68)	$0.26	$(0.05)
Natural Gas Liquids (2)
Average daily production (before royalties) (bbl/d)	68,172	61,022	64,107	81,787	68,795
Average daily sales volumes (before royalties) (bbl/d)	68,172	61,022	64,107	81,787	68,795
Netbacks ($/bbl)
Sales price (3)	$53.55	$52.63	$50.40	$54.99	$53.04
Transportation (4)	2.31	2.30	3.21	3.40	2.84
Royalties (5)	5.39	6.31	5.28	4.73	5.37
Production expenses (6)	8.52	7.86	7.26	7.13	7.66
Netback	$37.33	$36.16	$34.65	$39.73	$37.17

Canadian Natural 2024 Annual Information Form	48

	2024
	Q1	Q2	Q3	Q4	Year Ended
North Sea Production and Netbacks by Product (1)
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	12,433	11,295	10,958	11,467	11,536
Average daily sales volumes (before royalties) (bbl/d)	13,468	12,682	9,020	10,686	11,455
Netbacks ($/bbl)
Sales price (3)	$113.75	$115.02	$112.54	$103.80	$111.53
Transportation (4)	1.23	4.22	1.70	1.32	2.16
Royalties (5)	0.24	0.24	0.33	0.23	0.26
Production expenses (6)	85.58	96.07	120.92	118.91	103.28
Netback	$26.70	$14.49	$(10.41)	$(16.66)	$5.83
Natural Gas
Average daily production (before royalties) (MMcf/d) (7)	1	2	1	4	2
Netbacks ($/Mcf)
Sales price (3)	$11.48	$9.79	$11.28	$8.87	$9.93
Transportation (4)	—	—	5.77	1.35	1.58
Royalties (5)	—	—	—	—	—
Production expenses (6)	8.66	7.72	9.61	9.38	8.95
Netback	$2.82	$2.07	$(4.10)	$(1.86)	$(0.60)
Offshore Africa Production and Netbacks by Product (1)
Light and Medium Crude Oil
Average daily production (before royalties) (bbl/d)	12,390	12,617	13,186	11,944	12,534
Average daily sales volumes (before royalties) (bbl/d)	8,046	7,800	20,450	8,423	11,198
Netbacks ($/bbl)
Sales price (3)	$111.59	$115.67	$108.04	$86.93	$106.00
Transportation (4)	—	—	—	—	—
Royalties (5)	5.72	5.14	5.65	4.22	5.30
Production expenses (6)	20.70	19.28	21.67	25.34	21.77
Netback	$85.17	$91.25	$80.72	$57.37	$78.93
Natural Gas
Average daily production (before royalties) (MMcf/d) (7)	11	9	9	6	9
Netbacks ($/Mcf)
Sales price (3)	$12.22	$12.24	$12.87	$12.62	$12.46
Transportation (4)	0.18	0.19	0.18	0.19	0.18
Royalties (5)	0.56	0.56	0.59	0.58	0.57
Production expenses (6)	5.33	6.30	5.75	6.94	5.98
Netback	$6.15	$5.19	$6.35	$4.91	$5.73
Total Exploration and Production
Barrels of Oil Equivalent (BOE) (8)
Average daily production (before royalties) (BOE/d)	888,293	875,280	865,430	935,797	891,251
Average daily sales volumes (before royalties) (BOE/d)	873,969	881,888	850,873	932,661	884,886
Netbacks ($/BOE) (1)
Sales price (3)	$47.60	$55.84	$50.36	$49.54	$50.82
Transportation (4)	4.31	5.09	4.67	5.06	4.78
Royalties (5)	7.39	10.53	9.05	8.85	8.96
Production expenses (6)	13.03	11.64	11.81	10.53	11.73
Netback	$22.87	$28.58	$24.83	$25.10	$25.35
Oil Sands Mining and Upgrading Production and Netback (1)
SCO
Average daily production (before royalties) (bbl/d) (9)	445,209	410,518	497,656	534,631	472,245
Average daily sales volumes (before royalties) (bbl/d)	453,794	398,528	491,635	528,248	468,280
Netbacks ($/bbl)
Sales price (3) (10)	$88.84	$108.81	$100.93	$95.08	$98.03
Transportation (4)	1.67	2.81	3.34	3.60	2.91
Royalties (5) (11)	14.28	20.01	17.71	17.20	17.23
Production expenses (6)	24.85	25.95	20.67	20.97	22.88
Netback	$48.04	$60.04	$59.21	$53.31	$55.01

49	Canadian Natural 2024 Annual Information Form

Notes to Production History and Netback Tables
(1)Netback is a non-GAAP financial measure that represents the net cash flows provided from core activities after the impact of all costs associated with bringing a product to market, on a per unit basis. The Company considers netback a key measure in evaluating its performance as it demonstrates the efficiency and profitability of the Company's activities. The netback calculations include the non-GAAP financial measures: realized price and transportation. Refer to the discussion of netbacks in the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2024, dated March 5, 2025, for additional non-GAAP disclosure.
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
(10)SCO sales price is net of feedstock and blending costs.
(11)Royalty expense in the Oil Sands Mining and Upgrading segment is calculated based on bitumen royalties expensed during the period.
Selected Financial Information (1)

($ millions, except per common share amounts)		2024	2023
Product sales (2)		$41,509	$40,835
Crude oil and NGLs		$39,084	$37,300
Natural gas		$1,568	$2,575
Net earnings		$6,106	$8,233
Per common share	– basic	$2.87	$3.77
	– diluted	$2.85	$3.74
Adjusted net earnings from operations (3)		$7,414	$8,533
Per common share	– basic (4)	$3.49	$3.91
	– diluted (4)	$3.46	$3.87
Cash flows from operating activities		$13,386	$12,353
Adjusted funds flow (3)		$14,859	$15,274
Per common share	– basic (4)	$6.99	$7.00
	– diluted (4)	$6.94	$6.93
Total assets		$85,359	$75,955
Long-term debt, net (5)		$18,688	$9,922
Cash flows used in investing activities		$14,095	$4,858
Net capital expenditures (6)		$14,431	$4,909
Abandonment expenditures		$646	$509
Notes to Selected Financial Information
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split. Further details are disclosed in the Advisory section of the Company's annual MD&A for the year ended December 31, 2024 dated March 5, 2025 and in note 1 to the Company's audited consolidated financial statements.
(2)Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements for the years ended December 31, 2024 and December 31, 2023, dated March 5, 2025.
(3)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2024, dated March 5, 2025.
(4)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2024, dated March 5, 2025.
(5)Capital management measure. Refer to note 16 to the Company's audited consolidated financial statements for the years ended December 31, 2024 and December 31, 2023, dated March 5, 2025.
(6)Non-GAAP Financial Measure. The composition of this measure has been updated in the fourth quarter of 2024 and 2023, and has been updated for all periods presented. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's annual MD&A for the year ended December 31, 2024, dated March 5, 2025.

Canadian Natural 2024 Annual Information Form	50

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

	2024	2023	2022(2)
Cash dividends declared per common share(1)	$2.14	$1.85	$2.30
(1)Common share, per common share and dividend amounts in this table and in the below description have been updated to reflect the two for one common share split. Further details are disclosed under "Description of Capital Structure - Common Shares" in this AIF. The 2024 dividend is rounded to the nearest cent.
(2)Includes a special cash dividend of $0.75 per common share, as discussed below.
On March 5, 2025, the Board of Directors increased the regular quarterly cash dividend declared per common share from $0.5625 to $0.5875 beginning with the dividend payable on April 4, 2025.
In 2024, the Board of Directors approved two increases in the regular quarterly cash dividend. The first increase was approved on February 28, 2024 and increased the regular quarterly cash dividend declared per common share from $0.50 to $0.525 beginning with the dividend payable on April 5, 2024. The second increase was approved on October 4, 2024 and increased the regular quarterly cash dividend declared per common share from $0.525 to $0.5625 beginning with the dividend payable on January 3, 2025.
In 2023, the Board of Directors approved two increases in the regular quarterly cash dividend. The first increase was approved on March 1, 2023 and increased the quarterly cash dividend declared per common share from $0.425 to $0.45, beginning with the dividend payable on April 5, 2023. The second increase was declared on November 1, 2023, and increased the regular quarterly cash dividend declared per common share to $0.50 beginning with the dividend payable on January 5, 2024.
In 2022, the Board of Directors approved two increases in the regular quarterly cash dividend and a special cash dividend of $0.75 per common share (payable on August 23, 2022) for a total dividend amount of $2.30 per common share. The first increase in the regular quarterly cash dividend was approved on March 2, 2022 and increased the quarterly cash dividend to $0.375 per common share, beginning with the dividend payable on April 5, 2022. The second increase was approved on November 3, 2022 and increased the quarterly cash dividend to $0.425 per common share, beginning with the dividend payable on January 5, 2023.
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
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. Common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.
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

51	Canadian Natural 2024 Annual Information Form

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

	Senior Unsecured Debt Securities	Commercial Paper	Outlook/Trend (1)
Moody’s Investors Service, Inc. (“Moody’s”)	Baa1	P-2	Stable
S&P Global Ratings (“S&P”)	BBB-	A-3	Stable
DBRS Limited (“DBRS”) (2)	A (low)	—	Negative
(1)Moody’s and S&P assign a rating outlook to Canadian Natural and not to individual long-term debt instruments.
(2)On October 8, 2024, following the Company's announcement of its acquisition of Chevron Canada Limited's Alberta assets on October 7, 2024 (see "General Development of the Business" in this AIF), DBRS placed the Company's credit rating Under Review with Negative Implications. Subsequently on February 28, 2025, DBRS confirmed the Company's credit rating of "A (low)" and changed the Company's trend to "Negative".
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

Canadian Natural 2024 Annual Information Form	52

Market for Securities
The Company’s common shares are listed and posted for trading on the TSX and the NYSE under the symbol CNQ. Set forth below is the trading activity of the Company’s common shares on the TSX in 2024.

	2024 Monthly Historical Trading on TSX(1)
Month	High	Low	Close	Volume
January	$45.50	$41.62	$43.02	138,955,916
February	$47.43	$40.02	$47.27	203,344,862
March	$51.81	$47.47	$51.67	456,632,720
April	$56.50	$51.46	$52.16	227,157,998
May	$53.45	$50.50	$52.35	119,204,294
June	$52.45	$45.44	$48.73	395,055,883
July	$50.36	$46.56	$49.02	147,412,038
August	$50.87	$44.78	$48.78	247,808,632
September	$48.00	$43.04	$44.91	410,678,060
October	$52.15	$44.43	$47.35	159,735,073
November	$48.92	$45.62	$47.52	149,027,313
December	$48.42	$42.04	$44.38	370,805,745
(1)Common share and per common share amounts have been updated to reflect the two for one common share split in 2024. Further details are disclosed under "Description of Capital Structure - Common Shares" in this AIF.
On February 28, 2024, the Board of Directors passed a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of a Normal Course Issuer Bid ("NCIB"), up to 180,462,858 common shares,(1) being 10.0% of the public float (as determined in accordance with the rules of the TSX) as at February 29, 2024 (the "2024 NCIB").
For the year ended December 31, 2024, the Company purchased 55,350,000 common shares(1) at a weighted average price of $48.07 per common share,(1) which includes share repurchases for the period January 1, 2024 through March 12, 2024 that were executed under its prior NCIB, which expired on March 12, 2024. Subsequent to year-end, up to and including March 12, 2025, the Company purchased 8,820,000 shares under the 2024 NCIB at a weighted average price of $43.68 per common share.
On March 5, 2025, the Board of Directors passed a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase up to 178,738,237 common shares (being 10.0% of the Company's public float as at February 28, 2025 as determined in accordance with the rules of the TSX) by way of NCIB commencing on March 13, 2025 and expiring on March 12, 2026. Any purchases will be made through the facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
(1)Common share and per common share amounts have been updated to reflect the two for one common share split. Further details are disclosed under "Description of Capital Structure - Common Shares" in this AIF.

53	Canadian Natural 2024 Annual Information Form

Directors and Executive Officers
The names, municipalities of residence, offices held with the Company and principal occupations of the Directors and Executive Officers of the Company for the five preceding years, are set forth below. Further detail on the Directors and Named Executive Officers are found in the Company’s Information Circular dated March 19, 2025 incorporated herein by reference.

Name	Position Presently Held	Principal Occupation During Past 5 Years

Catherine M. Best, FCPA, ICD.D Calgary, Alberta Canada	Director (1)(2) (age 71)	Corporate director. She has served continuously as a director of the Company since November 2003 and is currently serving on the board of directors of Superior Plus Corporation. She is also a member of the Board of The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.
M. Elizabeth Cannon, Ph.D., O.C. Calgary, Alberta Canada	Director (3)(5) (age 62)	Corporate director. She is currently President Emerita at the University of Calgary, having previously served at the University of Calgary as Dean of the Schulich School of Engineering from 2006-2010, and then as President and Vice Chancellor from 2010-2018. She was appointed as a director of the Company on November 5, 2019. She is also a board member of PureWeb, a private technology company, Mancal Corporation, and various non-profit organizations.

N. Murray Edwards, O.C. St. Moritz, Switzerland	Executive Chair and Director (age 65)
Corporate director and investor. He has served continuously as a director of the Company since September 1988. Currently, he is Chairman and serving on the board of directors of Ensign Energy Services Inc. and Magellan Aerospace Corporation.

Christopher L. Fong Calgary, Alberta Canada	Director (3)(5) (age 75)	Corporate director. He has served continuously as a director of the Company since November 2010. He is currently serving on the board of directors of Computer Modelling Group Ltd.
Ambassador Gordon D. Giffin Sarasota, Florida U.S.A.	Director (1)(4) (age 75)	Partner and Global Vice Chair emeritus, Dentons US LLP (law firm); prior thereto Senior Partner, McKenna Long & Aldridge LLP (law firm) from May 2001 until its merger with Dentons in 2015. He has served continuously as a director of the Company since May 2002. He is also currently serving on the board of trustees of the Carter Presidential Center.
Wilfred A. Gobert Calgary, Alberta Canada	Director (1)(2)(4) (age 77)	Independent businessman. He has served continuously as a director since November 2010. He is currently serving on the board of directors of Paramount Resources Ltd.
Christine M. Healy Montreal, Quebec Canada	Director(1)(4) (age 53)	Corporate director, CEO and President of Northland Power Inc. since February 5, 2025. Prior thereto, President, AMEA (Asia, Middle East and Australia) of AtkinsRealis, a globally-leading design, engineering and project-management company, from 2023. Prior thereto, Senior Vice-President, Carbon Neutrality and Continental Europe for TotalEnergies from 2021 to 2023. From 2018 to 2020, Country Chair, President and CEO of Total E&P Canada. Prior to her tenure with TotalEnergies, Ms. Healy was Chief Strategy Officer and General Counsel of Maersk Oil and Gas. She was appointed as a director of the Company effective February 27, 2024.

Canadian Natural 2024 Annual Information Form	54

Name	Position Presently Held	Principal Occupation During Past 5 Years

Steve W. Laut Calgary, Alberta Canada	Director (3)(5) (age 67)	Corporate director. He was an officer of the Company until May 5, 2020. He has served continuously as a director of the Company since August 2006.
Honourable Frank J. McKenna P.C., O.C., O.N.B., K.C. Cap Pelé, New Brunswick Canada	Director (2)(4) (age 77)	Deputy Chair, TD Bank Group (bank). He has served continuously as a director of the Company since August 2006. Currently serving on the board of directors of Brookfield Asset Management Inc.
David A. Tuer Calgary, Alberta Canada	Director (1)(5) (age 75)	Corporate director. Prior thereto, Chairman, Optiom Inc. (private insurance company) since 2015; prior thereto, from 2010 to 2015, the Vice-Chairman and Chief Executive Officer of Teine Energy Ltd. (private oil and gas exploration company) and served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd., the predecessor to Teine Energy Ltd. from 2008 to 2010. He has served continuously as a director of the Company since May 2002.
Scott G. Stauth Calgary, Alberta Canada	President and Director(3)(6) (age 59)	Officer of the Company. He was appointed to the Board of Directors on February 27, 2024.
Annette M. Verschuren, O.C. Toronto, Ontario Canada	Director (2)(3) (age 68)	Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She has served as a director of the Corporation continuously since November 2014. She currently serves as Chancellor of Cape Breton University and as a director of Liberty Mutual Insurance Group and a board member of numerous non-profit organizations. Currently serving on the board of directors of Air Canada and Saputo Inc. and is Chair of the Board of MaRs Discovery District.
Troy J.P. Andersen Calgary, Alberta Canada	Senior Vice-President, Canadian Conventional Field Operations (age 46)	Officer of the Company.
Brenda G. Balog Calgary, Alberta Canada	Vice-President, Legal and General Counsel (age 56)	Officer of the Company since April 2023. Prior thereto, Manager, Legal, Corporate Operations since 2011.
Calvin J. Bast Calgary, Alberta Canada	Senior Vice-President, Production (age 50)	Officer of the Company.

55	Canadian Natural 2024 Annual Information Form

Name	Position Presently Held	Principal Occupation During Past 5 Years

Victor C. Darel(7) Calgary, Alberta Canada	Senior Vice-President, Finance and Principal Accounting Officer (age 43)	Officer of the Company since May 2021. Prior thereto, Manager, Financial Reporting from April 2017 to October 2019, Controller, Corporate Reporting from November 2019 to May 2021, and most recently Vice-President, Finance and Principal Accounting Officer from May 2021 to June 2023.
Jay E. Froc Calgary, Alberta Canada	Chief Operating Officer, Oil Sands (age 59)	Officer of the Company.
Dwayne F. Giggs Calgary, Alberta Canada	Senior Vice-President, Exploration (age 48)	Officer of the Company since April 2021. Prior thereto, Exploration Manager from January 2017 to April 2021, and most recently Vice President - Exploration West from April 2021 to November 2021.
Dean W. Halewich Calgary, Alberta Canada	Senior Vice-President, Safety, Risk Management and Innovation (age 57)	Officer of the Company.
Ronald K. Laing Calgary, Alberta Canada	Chief Commercial & Corporate Development Officer (age 55)	Officer of the Company.
Devin C. Lowe Calgary, Alberta Canada	Senior Vice-President, Exploitation (age 51)	Officer of the Company.
Erin L. Lunn Calgary, Alberta Canada	Vice-President, Land (age 50)	Officer of the Company since February 2022. Prior thereto Land Manager, Negotiations from July 2016 to February 2022.
Mark A. Overwater Calgary, Alberta Canada	Vice-President, Marketing (age 57)	Officer of the Company since February 2023. Prior thereto Director, Crude Oil Marketing since May 2017.
Kyle G. Pisio Calgary, Alberta Canada	Vice-President, Drilling, Completions and Asset Retirement (age 43)	Officer of the Company since June 2021. Prior thereto Manager, Completions Engineering from July 2016 to June 2021.
Warren P. Raczynski Calgary, Alberta Canada	Senior Vice-President, Thermal (age 52)	Officer of the Company.

Canadian Natural 2024 Annual Information Form	56

Name	Position Presently Held	Principal Occupation During Past 5 Years

Kara L. Slemko Calgary, Alberta Canada	Senior Vice-President, Commercial Operations and Corporate Development (age 55)	Officer of the Company.
Mark A. Stainthorpe(7) Calgary, Alberta Canada	Chief Financial Officer (age 47)	Officer of the Company.
Trevor T. Wagil Sturgeon County, Alberta Canada	Senior Vice-President, Oil Sands Mining (age 40)	Officer of the Company.
Robin S. Zabek Calgary, Alberta Canada	Chief Operating Officer, Exploration and Production (age 53)	Officer of the Company.
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Health, Safety, Asset Integrity and Environmental Committee.
(4)Member of the Nominating, Governance and Risk Committee.
(5)Member of the Reserves Committee.
(6)Mr. Scott G. Stauth was appointed President of the Company effective February 28, 2024.
(7)Mr. Stainthorpe is stepping down as Chief Financial Officer effective April 30, 2025. Mr. Darel has been appointed Chief Financial Officer effective April 30, 2025.
All directors stand for election at each Annual Meeting of the Company's Shareholders. All of the current directors were elected to the Board at the last Annual and Special Meeting of the Company's Shareholders held on May 2, 2024.
As of the date hereof, 10 of the 12 directors are independent. The two management directors are Mr. N. Murray Edwards, and Mr. Scott G. Stauth.
As at December 31, 2024, the directors and executive officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, in the aggregate, approximately 45 million common shares (approximately 2%) of the total outstanding common shares of 2,102,996,000 (approximately 3% after the exercise of options held by them pursuant to the Company’s stock option plan).
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

57	Canadian Natural 2024 Annual Information Form

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
During the year ended December 31, 2024, there were no penalties or sanctions imposed against the Company by a court of competent jurisdiction or other regulatory body relating to securities legislation or by a securities regulatory authority and the Company has not entered into any settlement agreements before a court of competent jurisdiction or other regulatory body relating to securities legislation or with a securities regulatory authority.
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
INTERESTS OF EXPERTS
The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 5, 2025 in respect of the Company’s consolidated financial statements as at December 31, 2024 and December 31, 2023 and for each of the three years in the period ended December 31, 2024 and on the effectiveness of internal control over financial reporting as at December 31, 2024. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Rules of Professional Conduct with Guidance of the Chartered Professional Accountants of Alberta and any applicable legislation or regulations, as well as the rules of the US Securities and Exchange Commission and the Public Company Accounting Oversight Board on auditor independence.
Based on information provided by the relevant persons or companies, there are beneficial interests, direct or indirect, in less than 1% of the Company’s securities or property or securities or property of our associates or affiliates held by Sproule International Limited or GLJ Ltd., or any partners, employees or consultants of such independent reserves evaluators who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.
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

Canadian Natural 2024 Annual Information Form	58

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
Auditor Service Fees
The Audit Committee of the Board of Directors in 2024 approved specified audit and non-audit services to be performed by PricewaterhouseCoopers LLP (“PwC”). The services provided include: (i) the annual audit of the Company's consolidated financial statements and internal controls over financial reporting, reviews of the Company's quarterly unaudited consolidated financial statements, audits of certain of the Company's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings as set out in "Audit fees" in the table below; (ii) audit related services including Crown Royalty Statements, GHG verification and emissions, and pension reporting as set out in "Audit related fees" below; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters as set out in "Tax fees" in the table below; and (iv) non-audit services related to French translation, expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library as set out in "All other fees" in the table below.

Auditor service (000’s)	2024	2023
Audit fees	$2,557	$2,465
Audit related fees (1)	1,284	1,421
Tax fees	413	400
All other fees	63	6
Total	$4,317	$4,292
The Charter of the Audit Committee of the Company is attached as Schedule “C” to this AIF.

59	Canadian Natural 2024 Annual Information Form

ADDITIONAL INFORMATION
Additional information relating to the Company can be found on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov.
Additional information including Directors' and Executive Officers' remuneration and indebtedness, Director nominees standing for re-election, principal holders of the Company's securities, options to purchase the Company's securities and the interest of insiders in material transactions is contained in the Company's Notice of Annual and Special Meeting and Information Circular dated March 19, 2025 in connection with the Annual and Special Meeting of Shareholders of Canadian Natural to be held on May 8, 2025 which information is incorporated herein by reference. Additional financial information and discussion of the affairs of the Company and the business environment in which the Company operates is provided in the Company's MD&A, comparative Consolidated Financial Statements and Supplementary Oil & Gas Information for the most recently completed fiscal year ended December 31, 2024 respectively, as set forth in the 2024 Annual Report to the Shareholders, which information is incorporated herein by reference.
For additional copies of this AIF, please contact:
Corporate Secretary of the Corporation at:
2100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8

Canadian Natural 2024 Annual Information Form	60

SCHEDULE “A”
FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
Report on Reserves Data
To the Board of Directors of Canadian Natural Resources Limited (the “Company”):
1.We have evaluated and reviewed the Company’s North America, United Kingdom and Offshore Africa petroleum and natural gas reserves data as at December 31, 2024. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2024, estimated using forecast prices and costs.
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
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to total proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and reviewed for the year ended December 31, 2024, and identifies the respective portions thereof that we have evaluated and reviewed and reported on to the Company’s management and board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
			Audited	Evaluated	Reviewed	Total
Sproule International Limited	December 31, 2024	Canada and USA	—	93,789	4,721	98,510
Sproule International Limited	December 31, 2024	United Kingdom and Offshore Africa	—	449	—	449
Total			—	94,238	4,721	98,959
6.In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.
7.We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports as of December 31, 2024.
8.Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

61	Canadian Natural 2024 Annual Information Form

Executed as to our reports referred to above:

Sproule International Limited Calgary, Alberta, Canada,	Sproule International Limited Calgary, Alberta, Canada,
Original Signed by Gary R. Finnis, P. Eng. Gary R. Finnis, P.Eng. Senior Manager, Engineering Date: March 5, 2025 APEGA ID 62965	Original Signed by Ilia Chaikine, P. Eng. Ilia Chaikine, P.Eng. Senior Petroleum Engineer DATE: March 5, 2025 APEGA ID 138300
Original Signed by Alexey Romanov, Ph.D., P.Geo Alexey Romanov, Ph.D., P.Geo Senior Manager, Geoscience Date: March 5, 2025 RM APEGA ID 112313
Sproule International Limited APEGA Permit #06151	Sproule International Limited APEGA Permit #06151
Original Signed by Steven Golko, P.Eng. Steven Golko, P.Eng. Managing Director, Reservoir Services Date: March 5, 2025 RM APEGA ID 80169	Original Signed By Meghan Klein, P.Eng. Meghan Klein, P.Eng. Senior Manager, Engineering Date: March 5, 2025 RM APEGA ID 84981

Canadian Natural 2024 Annual Information Form	62

FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
Report on Reserves Data
To the Board of Directors of Canadian Natural Resources Limited (the “Company”):
1.We have evaluated the Company’s Canadian Oil Sands Mining and Upgrading reserves data as at December 31, 2024. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2024, estimated using forecast prices and costs.
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
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to total proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2024, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management and board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation/Review Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)
			Audited	Evaluated	Reviewed	Total
GLJ Ltd.	December 31, 2024	Canada	—	106,709	—	106,709
Total			—	106,709	—	106,709
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

GLJ Ltd., Calgary, Alberta, Canada, March 5, 2025
"Original Signed By" Tracy K. Bellingham, P.Eng. Executive Vice President & COO

63	Canadian Natural 2024 Annual Information Form

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
The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:
(a)the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and
(c)the content and filing of this report.

Canadian Natural 2024 Annual Information Form	64

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

Original Signed By

SIGNED "DAVID A. TUER"
David A. Tuer
Independent Director and Chair of the Reserves Committee

Original Signed By

SIGNED "CATHERINE M. BEST"
Catherine M. Best
Independent Director and Chair of the Audit Committee

Dated this 5th day of March, 2025

65	Canadian Natural 2024 Annual Information Form

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

Canadian Natural 2024 Annual Information Form	66

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
(iv)cooperation received from the Corporation’s personnel during the audit;
(v)internal resources used;
(vi)significant transactions outside of the normal business of the Corporation;

67	Canadian Natural 2024 Annual Information Form

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

Canadian Natural 2024 Annual Information Form	68

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

69	Canadian Natural 2024 Annual Information Form

Principal Documents Exhibits

CANADIAN NATURAL RESOURCES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
March 5, 2025

Principal Documents Exhibits

Consolidated Financial Statements

1	Canadian Natural 2024 Annual Report

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
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has been engaged, as approved by a vote of the shareholders at the Company’s most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:
▪the Company’s consolidated financial statements as at and for the year ended December 31, 2024; and
▪the effectiveness of the Company’s internal control over financial reporting as at December 31, 2024.
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

SIGNED "SCOTT G. STAUTH"	SIGNED "MARK A. STAINTHORPE"	SIGNED "VICTOR C. DAREL"

SCOTT G. STAUTH	MARK A. STAINTHORPE, CFA	VICTOR C. DAREL, CPA, CA
President	Chief Financial Officer	Senior Vice-President, Finance and Principal Accounting Officer
Calgary, Alberta, Canada
March 5, 2025

Canadian Natural 2024 Annual Report	2

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
Based on the assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2024. Management recognizes that all internal control systems have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, has provided an opinion on the Company’s internal control over financial reporting as at December 31, 2024, as stated in their accompanying Report of Independent Registered Public Accounting Firm.

SIGNED "SCOTT G. STAUTH"	SIGNED "MARK A. STAINTHORPE"

SCOTT G. STAUTH	MARK A. STAINTHORPE, CFA
President	Chief Financial Officer
Calgary, Alberta, Canada
March 5, 2025

3	Canadian Natural 2024 Annual Report

Principal Documents Exhibits

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Canadian Natural Resources Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Canadian Natural Resources Limited and its subsidiaries (together, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of earnings, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.
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

Canadian Natural 2024 Annual Report	4

Principal Documents Exhibits
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Acquisition of Chevron’s Assets - Valuation of Acquired Property, Plant and Equipment
As described in Notes 1, 4, and 7 to the Company’s consolidated financial statements, in December 2024, the Company completed the acquisition of Chevron Canada Limited’s (“Chevron”) assets for total cash consideration of $9.2 billion, subject to final closing adjustments. The acquisition has been accounted for as a business combination using the acquisition method of accounting. The allocation of the purchase price was based on management's best estimates of the fair value of the assets and liabilities acquired as at the acquisition date. $8.9 billion of the purchase price was allocated to the fair value of the acquired property, plant and equipment (the “Acquired PP&E”) derived from the present value of estimated future cash flows. The fair value assessment required the use of estimates and judgments by management including key assumptions related to future commodity prices, expected production volumes, quantity of crude oil and natural gas reserves, future development and production costs, and discount rates. Management utilizes third party specialists, specifically independent qualified reserves evaluators (“Management’s Specialists”) to evaluate its estimated quantity of crude oil and natural gas reserves.
The principal considerations for our determination that performing procedures relating to the Acquisition of Chevron’s Assets - Valuation of Acquired PP&E is a critical audit matter are the significant judgment by management, including the use of Management's Specialists, when developing the fair value of the Acquired PP&E. This led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating evidence obtained related to the key assumptions used in developing the fair value of the Acquired PP&E, including future commodity prices, expected production volumes, quantity of reserves, future development and production costs, and discount rates. The audit effort also involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the fair value of the Acquired PP&E. These procedures also included, among others, testing management’s process for determining the fair value of the Acquired PP&E which included (i) evaluating the appropriateness of the method used by management in making the estimate, (ii) testing the completeness and accuracy of underlying data used in management’s determination of the fair value and (iii) evaluating the reasonableness of key assumptions used by management related to future commodity prices, expected production volumes, quantity of crude oil and natural gas reserves, future development and production costs, and discount rates. Evaluating the key assumptions involved assessing whether the key assumptions used were reasonable considering the past performance of similar properties owned by the Company, external market and industry data and whether they were consistent with evidence obtained in other areas of the audit, as applicable. The work of Management’s Specialists was used in performing procedures to evaluate the reasonableness of the estimated quantity of crude oil and natural gas reserves. As a basis for using this work, Management’s Specialists’ qualifications were understood and the Company’s relationship with Management’s Specialists was assessed. The procedures performed also included evaluating the methods and assumptions used by Management’s Specialists, testing the completeness and accuracy of the data used by Management’s Specialists, and evaluating Management’s Specialists’ findings. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the present value of estimated future cash flows from the Acquired PP&E and the reasonableness of the discount rates.
The Impact of Crude Oil and Natural Gas Reserves on Property, Plant and Equipment Assets in the North America Exploration and Production Segment
As described in Notes 1, 4 and 7 to the Company’s consolidated financial statements, the property, plant and equipment (“PP&E”) balance in the North America Exploration and Production segment was $27.0 billion as of December 31, 2024. Depletion, depreciation and amortization (“DD&A”) expense for the North America Exploration and Production segment was $3.7 billion for the year ended December 31, 2024. In accordance with the Company’s accounting policies, crude oil and natural gas properties in the North America Exploration and Production segment, excluding certain major components, are depleted using the unit-of-production method based on proved reserves. Estimates of the Company’s crude oil and natural gas reserves are based on estimated future prices and production costs, expected future rates of production and the timing and amount of future development expenditures. Management utilizes third party specialists, specifically independent qualified reserve evaluators, to evaluate its estimates of crude oil and natural gas reserves. These estimates are utilized for the calculation of DD&A expense.
The principal considerations for our determination that performing procedures relating to the impact of crude oil and natural gas reserves on PP&E assets in the North America Exploration and Production segment is a critical audit matter are the significant judgment by management, including the use of Management’s Specialists, when developing the estimates, specifically related to the estimates of crude oil and natural gas reserves in the North America Exploration and Production segment. This led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating evidence obtained related to

5	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
the assumptions used in developing the estimates, including estimated future prices and production costs, expected future rates of production, and the timing and amount of future development expenditures.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls in the North America Exploration and Production segment relating to management’s estimates of the Company’s crude oil and natural gas reserves and the calculation of DD&A expense. The work of Management’s Specialists was used in performing the procedures to evaluate the reasonableness of the estimates of crude oil and natural gas reserves used to determine DD&A expense for the North America Exploration and Production segment. As a basis for using this work, Management’s Specialists’ qualifications were understood, and the Company’s relationship with Management’s Specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by Management’s Specialists, tests of data used by Management’s Specialists and an evaluation of Management’s Specialists’ findings. The procedures performed also included, among others, evaluating whether the assumptions used by Management’s Specialists related to estimated future prices and production costs, expected future rates of production, and the timing and amount of future development expenditures were reasonable considering the current and past performance of the Company, consistency with industry pricing forecasts, and whether they were consistent with evidence obtained in other areas of the audit, as applicable. Additionally, these procedures also included testing the unit-of-production rates used to calculate DD&A expense.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants

Calgary, Canada
March 5, 2025

We have served as the Company's auditor since 1973.

Canadian Natural 2024 Annual Report	6

Principal Documents Exhibits

Consolidated Balance Sheets

As at December 31,	Note	2024	2023
(millions of Canadian dollars)
ASSETS
Current assets
Cash and cash equivalents		$131	$877
Accounts receivable		4,126	3,189
Inventory	5	2,793	2,034
Prepaids and other		279	471
Investments	9	—	525
Current portion of other long-term assets	10	76	71
		7,405	7,167
Exploration and evaluation assets	6	2,526	2,208
Property, plant and equipment	7	73,414	64,581
Lease assets	8	1,394	1,458
Other long-term assets	10	620	541
		$85,359	$75,955

LIABILITIES
Current liabilities
Accounts payable		$1,079	$1,418
Accrued liabilities		4,525	3,534
Current income taxes payable		92	—
Current portion of long-term debt	11	2,400	980
Current portion of other long-term liabilities	12	1,535	1,503
		9,631	7,435
Long-term debt	11	16,419	9,819
Other long-term liabilities	12	9,302	8,686
Deferred income taxes	13	10,539	10,183
		45,891	36,123
SHAREHOLDERS’ EQUITY
Share capital	14	11,064	10,712
Retained earnings		28,103	28,948
Accumulated other comprehensive income	15	301	172
		39,468	39,832
		$85,359	$75,955
Commitments and contingencies (note 20).
Approved by the Board of Directors on March 5, 2025.

SIGNED "CATHERINE M. BEST"	SIGNED "N. MURRAY EDWARDS"
CATHERINE M. BEST	N. MURRAY EDWARDS
Chair of the Audit Committee and Director	Executive Chairman of the Board of Directors and Director

7	Canadian Natural 2024 Annual Report

Principal Documents Exhibits

Consolidated Statements of Earnings

For the years ended December 31,
(millions of Canadian dollars, except per common share amounts)	Note	2024	2023	2022
Product sales	22	$41,509	$40,835	$49,530
Less: royalties		(5,853)	(4,867)	(7,232)
Revenue		35,656	35,968	42,298
Expenses
Production		8,093	8,480	8,712
Transportation, blending and feedstock		9,984	9,302	9,973
Depletion, depreciation and amortization	6,7,8	6,681	6,413	7,353
Administration		503	452	415
Share-based compensation	12	279	491	804
Asset retirement obligation accretion	12	389	366	281
Interest and other financing expense	18	592	636	549
Risk management loss (gain)	19	177	(2)	(35)
Foreign exchange loss (gain)		955	(279)	738
Gain from investments	9	(56)	(56)	(196)
		27,597	25,803	28,594
Earnings before taxes		8,059	10,165	13,704
Current income tax expense	13	1,531	1,879	2,906
Deferred income tax expense (recovery)	13	422	53	(139)
Net earnings		$6,106	$8,233	$10,937
Net earnings per common share (1)
Basic	17	$2.87	$3.77	$4.82
Diluted	17	$2.85	$3.74	$4.76
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

Consolidated Statements of Comprehensive Income

For the years ended December 31,
(millions of Canadian dollars)	2024	2023	2022
Net earnings	$6,106	$8,233	$10,937
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income, net of taxes of $nil (2023 – $nil, 2022 – $1 million)	2	2	4
Reclassification to net earnings, net of taxes of $nil (2023 – $nil, 2022 – $1 million)	(4)	(5)	(6)
	(2)	(3)	(2)
Foreign currency translation adjustment
Translation of net investment	131	(34)	212
Other comprehensive income (loss), net of taxes	129	(37)	210
Comprehensive income	$6,235	$8,196	$11,147

Canadian Natural 2024 Annual Report	8

Principal Documents Exhibits

Consolidated Statements of Changes in Equity

For the years ended December 31,
(millions of Canadian dollars)	Note	2024	2023	2022
Share capital	14
Balance – beginning of year		$10,712	$10,294	$10,168
Issued upon exercise of stock options		280	372	442
Previously recognized liability on stock options exercised for common shares		358	435	387
Purchase of common shares under Normal Course Issuer Bid		(286)	(389)	(703)
Balance – end of year		11,064	10,712	10,294
Retained earnings
Balance – beginning of year		28,948	27,672	26,778
Net earnings		6,106	8,233	10,937
Dividends on common shares	14	(4,537)	(4,028)	(5,175)
Purchase of common shares under Normal Course Issuer Bid, including tax	14	(2,414)	(2,929)	(4,868)
Balance – end of year		28,103	28,948	27,672
Accumulated other comprehensive income (loss)	15
Balance – beginning of year		172	209	(1)
Other comprehensive income (loss), net of taxes		129	(37)	210
Balance – end of year		301	172	209
Shareholders’ equity		$39,468	$39,832	$38,175

9	Canadian Natural 2024 Annual Report

Principal Documents Exhibits

Consolidated Statements of Cash Flows

For the years ended December 31,
(millions of Canadian dollars)	Note	2024	2023	2022
Operating activities
Net earnings		$6,106	$8,233	$10,937
Non-cash items
Depletion, depreciation and amortization	6,7,8	6,681	6,413	7,353
Share-based compensation		279	491	804
Asset retirement obligation accretion		389	366	281
Unrealized risk management loss (gain)		9	12	(28)
Unrealized foreign exchange loss (gain)		888	(260)	852
Gain from investments	9	(50)	(34)	(182)
Deferred income tax expense (recovery)		422	53	(139)
Realized foreign exchange loss (gain) (1)		135	—	(62)
Proceeds on settlement of cross currency swap		—	—	89
Abandonment expenditures	12	(646)	(509)	(449)
Other		(84)	5	(144)
Net change in non-cash working capital	21	(743)	(2,417)	79
Cash flows from operating activities		13,386	12,353	19,391
Financing activities
Issuance (repayment) of bank credit facilities and commercial paper, net	11,21	5,466	—	(1,156)
Issuance of other long-term debt	11,21	2,639	—	—
Repayment of other long-term debt	11,21	(1,008)	(416)	(2,854)
Proceeds on settlement of cross currency swaps		—	—	69
Payment of lease liabilities	8,21	(325)	(285)	(232)
Issue of common shares on exercise of stock options	14	280	372	442
Dividends on common shares		(4,429)	(3,891)	(4,926)
Purchase of common shares under Normal Course Issuer Bid	14	(2,660)	(3,318)	(5,571)
Cash flows used in financing activities		(37)	(7,538)	(14,228)
Investing activities
Net expenditures on exploration and evaluation assets	6,22	(92)	(44)	(33)
Net expenditures on property, plant and equipment	7,22	(5,291)	(4,865)	(5,103)
Acquisition of Chevron's assets	6,7,22	(9,163)	—	—
Net proceeds from investments	9	575	—	—
Net change in non-cash working capital	21	(124)	51	149
Cash flows used in investing activities		(14,095)	(4,858)	(4,987)
(Decrease) increase in cash and cash equivalents		(746)	(43)	176
Cash and cash equivalents – beginning of year		877	920	744
Cash and cash equivalents – end of year		$131	$877	$920
Interest paid on long-term debt		$586	$602	$613
Income taxes paid, net		$1,144	$3,317	$3,057
(1)Consists of the realized foreign exchange loss on repayment of US dollar debt securities in 2024 and 2022, and the realized foreign exchange gain on settlement of cross currency swaps in 2022.

Canadian Natural 2024 Annual Report	10

Principal Documents Exhibits

Notes to the Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars, unless otherwise stated)
1. Accounting Policies
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom ("UK") portion of the North Sea; and Côte d’Ivoire in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
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
Certain of the Company’s activities are conducted through joint arrangements in which two or more parties have joint control. Where the Company has determined that it has a direct ownership interest in jointly controlled assets and obligations for the liabilities (a "joint operation"), the assets, liabilities, revenue, and expenses related to the joint operation are included in the consolidated financial statements in proportion to the Company’s interest. Where the Company has determined that it has an interest in jointly controlled entities (a "joint venture"), it uses the equity method of accounting. Under the equity method, the Company’s initial and subsequent investments are recognized at cost and subsequently adjusted for the Company’s share of the joint venture’s income or loss, less distributions received. If the Company’s share of the joint venture’s loss equals or exceeds its interest in the joint venture, the Company discontinues recognizing its share of further losses. The Company resumes recognizing profits when its share of profits exceeds the accumulated share of losses not recognized.
Joint ventures accounted for using the equity method of accounting are tested for impairment whenever objective evidence indicates that the carrying amount of the investment may not be recoverable. Indications of impairment include a history of losses, significant capital expenditure overruns, liquidity concerns, financial restructuring of the investee or significant adverse changes in the technological, economic, or legal environment. The amount of the impairment is measured as the difference between the carrying amount of the investment and the higher of its fair value less costs of disposal and its value in use. Impairment losses are reversed in subsequent periods if the amount of the loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized.
(B) INVENTORY
Inventory is primarily comprised of product inventory, materials and supplies and other inventory, including emissions credits, and is carried at the lower of cost and net realizable value. Product inventory is comprised of crude oil held for sale, including pipeline linefill and crude oil stored in floating production, storage and offloading vessels ("FPSO"). Cost of product inventory consists of purchase costs, direct production costs, directly attributable overhead, and depletion, depreciation and amortization and is determined on a first-in, first-out basis. Net realizable value for product inventory is determined by reference to forward prices. Cost for materials and supplies consists of purchase costs and is based on a first-in, first-out or an average cost basis. Net realizable value for materials and supplies and other inventory, including emissions credits, is determined by reference to current market prices and regulated compliance rates. Emissions credit inventory generated in the normal course of business is initially measured in accordance with the Company's accounting policy for government grants.

11	Canadian Natural 2024 Annual Report

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

Canadian Natural 2024 Annual Report	12

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

13	Canadian Natural 2024 Annual Report

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
(I) REVENUE RECOGNITION AND COSTS OF GOODS SOLD
Revenue from the sale of crude oil and natural gas liquids ("NGLs") and natural gas products is recognized when performance obligations in the sales contract are satisfied and it is probable that the Company will collect the consideration to which it is entitled. Performance obligations are generally satisfied at the point in time when the product is delivered to a location specified in a contract and control passes to the customer. The Company assesses customer creditworthiness, both before entering into contracts and throughout the revenue recognition process.
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
(J) PRODUCTION SHARING CONTRACTS
Production generated from Côte d’Ivoire in Offshore Africa is shared under the terms of various Production Sharing Contracts ("PSCs"). Product sales are divided into cost recovery oil and profit oil. Cost recovery oil allows the Company to recover its capital and production costs and the costs carried by the Company on behalf of the respective government state oil company (the "Government"). Profit oil is allocated to the joint venture partners in accordance with their respective equity interests, after a portion has been allocated to the Government. The Government’s share of profit oil attributable to the Company’s equity interest is allocated to royalty expense and current income tax expense in accordance with the terms of the respective PSCs.
(K) INCOME TAX
The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized based on the estimated income tax effects of temporary differences in the carrying amount of assets and liabilities in the consolidated financial statements and their respective tax bases.
Deferred income tax assets and liabilities are calculated using the substantively enacted income tax rates that are expected to apply when the asset or liability is recovered. Deferred income tax assets or liabilities are not recognized when they arise on the initial recognition of an asset or liability in a transaction (other than in a business combination or a transaction that, on initial recognition, gives rise to equal taxable and deductible temporary differences) that, at the time of the transaction, affects neither accounting nor taxable profit. Deferred income tax assets or liabilities are also not recognized on possible future distributions of retained earnings of subsidiaries where the timing of the distribution can be controlled by the Company and it is probable that a distribution will not be made in the foreseeable future, or when distributions can be made without incurring income taxes.
Deferred income tax assets for deductible temporary differences and tax loss carryforwards are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences or tax loss carryforwards can be utilized. The carrying amount of deferred income tax assets is reviewed at each reporting date and is reduced if it is no longer probable that sufficient future taxable profits will be available against which the temporary differences or tax loss carryforwards can be utilized.
Current income tax is calculated based on net earnings for the period, adjusted for items that are non-taxable or taxed in different periods, using income tax rates that are substantively enacted at each reporting date.

Canadian Natural 2024 Annual Report	14

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
The Performance Share Unit ("PSU") plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met. PSUs vest three years from original grant date. The liability for PSUs is initially measured in reference to the Company's share price and the number of awards expected to vest and is remeasured at each reporting period for changes in the fair value of the liability.
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
Impairment of financial assets
At each reporting date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the Company and the cash flows that the Company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivable, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivable are grouped based on the number of days the receivables have been outstanding and internal credit assessments of the customers. Credit risk for longer-term receivables is assessed based on an external credit rating of the counterparty. For longer-term receivables with credit risk that has not increased significantly since the date of recognition, the Company measures the expected credit loss as the 12-month expected credit loss. Changes in the provision for expected credit loss are recognized in net earnings.

15	Canadian Natural 2024 Annual Report

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
(Q) SHARE CAPITAL
Common shares are classified as equity. Costs directly attributable to the issue of new shares or options are included in equity as a deduction from proceeds, net of tax. When the Company acquires its own common shares, share capital is reduced by the average carrying value of the shares purchased. The excess of the purchase price over the average carrying value, including tax, is recognized as a reduction of retained earnings. Shares are cancelled upon purchase.

Canadian Natural 2024 Annual Report	16

Principal Documents Exhibits
(R) COMMON SHARE SPLIT AND COMPARATIVE FIGURES
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. Common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.
2. Change in Accounting Policies
In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. In October 2022, the IASB issued further amendments to specify that the classification of debt as current or non-current at the reporting date is not affected by covenants to be complied with after the reporting date. The amendments were adopted on January 1, 2024 and had no impact on the Company's consolidated financial statements.
3. Accounting Standards Issued But Not Yet Applied
In April 2024, the IASB issued IFRS 18 "Presentation and Disclosure in Financial Statements", which provides presentation and disclosure requirements for the primary financial statements and related notes, replacing IAS 1 “Presentation of Financial Statements". IFRS 18 introduces defined categories for income and expenses and requires disclosure of new defined subtotals, including operating profit. The new standard also requires additional notes for management-defined performance measures and disclosure of certain expenses by nature. There are some associated changes to the statement of cash flows, including the starting point for the calculation of cash flows from operating activities and the categorization of interest and dividends. IFRS 18 is effective January 1, 2027, with early adoption permitted. The new standard is required to be adopted retrospectively. The Company is assessing the impact of IFRS 18 on the Company’s consolidated financial statements.
In May 2024, the IASB issued amendments to IFRS 9 "Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures" to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled using an electronic payment system. The amendments also clarify the requirements for assessing whether a financial asset meets the solely payments of principal and interest criterion, and adds disclosure requirements for financial instruments with certain contingent features and for equity investments designated at fair value through other comprehensive income. The amendments are effective January 1, 2026, with early adoption permitted. The amendments are required to be adopted retrospectively by adjusting the opening balance of financial assets, financial liabilities and retained earnings at the date of adoption. The Company is assessing the impact of the amendments on the Company’s consolidated financial statements.
4. Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions, and judgements regarding certain assets, liabilities, revenues, and expenses in the preparation of the consolidated financial statements, primarily related to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts. The estimates, assumptions, and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
(A) CRUDE OIL AND NATURAL GAS RESERVES
Purchase price allocations, depletion, depreciation and amortization, asset retirement obligations, and amounts used in impairment calculations are based on estimates of crude oil and natural gas reserves. Reserves estimates, evaluated by the Company's Independent Qualified Reserves Evaluators, are based on estimated future prices and production costs, expected future rates of production, and the timing and amount of future development expenditures, all of which are subject to many uncertainties, interpretations, and judgements including the potential impact of climate related matters and in accordance with related government regulations. The Company expects that, over time, its reserves estimates will be revised upward or downward based on updated information.
(B) ASSET RETIREMENT OBLIGATIONS
The Company provides for asset retirement obligations on its property, plant and equipment based on current legislation and operating practices. Estimated future costs include assumptions of dates of future abandonment, technological advances, and estimates of future inflation and discount rates. Actual costs may vary from the estimated provision due to changes in environmental legislation, the impact of inflation, changes in technology, changes in operating practices, revisions to work scope, changes in the date of abandonment due to changes in reserves life, and the potential impact of climate related matters and in accordance with related government regulations. These differences may have a material impact on the estimated provision.

17	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
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
(E) PURCHASE PRICE ALLOCATIONS
Purchase prices related to business combinations are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires the Company to make estimates, assumptions, and judgements regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities, including the fair value of crude oil and natural gas properties, derived from the present value of estimated future cash flows from the assets, together with deferred income tax effects. As a result, the purchase price allocation impacts the Company’s reported assets and liabilities, and future net earnings due to the impact on future depletion, depreciation, and amortization expense and impairment tests.
(F) SHARE-BASED COMPENSATION
The Company has made various assumptions in estimating the fair values of stock options granted under its Option Plan including expected volatility, expected exercise timing, and future forfeiture rates. At each period end, stock options outstanding are remeasured for changes in the estimated fair value of the liability.
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
(H) IMPAIRMENT OF ASSETS
The recoverable amount of a CGU or an individual asset has been determined as the higher of the CGUs' or the assets' fair value less costs of disposal and its value in use. These calculations require the use of estimates and assumptions and are subject to change as new information becomes available, including information on future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and production costs, after-tax discount rates (currently ranging from 10% to 12%), and income taxes. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGUs.
(I) LEASES
Purchase, extension, and termination options are included in certain of the Company's leases to provide operational flexibility. To measure the lease liability, the Company uses judgement to assess the likelihood of exercising these options. These assessments are reviewed when significant events or circumstances indicate that the likelihood of exercising these options may have changed. The Company also uses estimates to determine its incremental borrowing costs if the interest rate implicit in the lease is not readily determinable.
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

Canadian Natural 2024 Annual Report	18

Principal Documents Exhibits
5. Inventory

	2024	2023
Product inventory	$986	$546
Materials, supplies and other	1,807	1,488
	$2,793	$2,034
During 2024, approximately $30 billion of purchased and produced inventory was recorded as expense (2023 – approximately $29 billion).
6. Exploration and Evaluation Assets

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2022	$2,026	$—	$98	$102	$2,226
Additions/Acquisitions	45	—	3	—	48
Transfers to property, plant and equipment	(38)	—	—	(25)	(63)
Derecognitions and other	(2)	—	—	—	(2)
Foreign exchange adjustments	—	—	(1)	—	(1)
At December 31, 2023	2,031	—	100	77	2,208
Additions, net	102	—	6	—	108
Acquisition of Chevron's assets (note 7)	320	—	—	—	320
Transfers to property, plant and equipment	(45)	—	—	(7)	(52)
Derecognitions and other (1)	—	—	(62)	—	(62)
Foreign exchange adjustments	—	—	4	—	4
At December 31, 2024	$2,408	$—	$48	$70	$2,526
(1)In connection with the Company's notice of withdrawal from Block 11B/12B in South Africa in 2024, the Company derecognized $62 million of exploration and evaluation assets through depletion, depreciation and amortization expense.
In December 2024, the Company completed the acquisition of Chevron Canada Limited's ("Chevron") assets in the North America Exploration and Production and Oil Sands Mining and Upgrading segments, including exploration and evaluation assets of $320 million. Refer to note 7 for further details on the acquisition.

19	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
7. Property, Plant and Equipment

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2022	$81,075	$8,258	$4,332	$47,732	$474	$536	$142,407
Additions/Acquisitions	2,951	558	187	2,088	10	30	5,824
Transfers from exploration and evaluation assets	38	—	—	25	—	—	63
Derecognitions (1)	(581)	—	—	(470)	—	—	(1,051)
Foreign exchange adjustments and other	—	(210)	(110)	—	—	—	(320)
At December 31, 2023	83,483	8,606	4,409	49,375	484	566	146,923
Additions	3,440	352	205	2,103	11	41	6,152
Acquisition of Chevron's assets	2,585	—	—	6,316	—	—	8,901
Transfers from exploration and evaluation assets	45	—	—	7	—	—	52
Derecognitions (1)	(589)	(18)	—	(456)	—	—	(1,063)
Foreign exchange adjustments and other	—	791	409	—	—	—	1,200
At December 31, 2024	$88,964	$9,731	$5,023	$57,345	$495	$607	$162,165

Accumulated depletion and depreciation
At December 31, 2022	$55,835	$8,106	$3,277	$9,712	$198	$420	$77,548
Expense	3,592	40	177	1,856	15	24	5,704
Derecognitions (1)	(581)	—	—	(470)	—	—	(1,051)
Recoverability charge (2)	—	436	—	—	—	—	436
Foreign exchange adjustments and other	(6)	(200)	(96)	7	—	—	(295)
At December 31, 2023	58,840	8,382	3,358	11,105	213	444	82,342
Expense	3,741	96	192	2,086	16	26	6,157
Derecognitions (1)	(589)	(18)	—	(456)	—	—	(1,063)
Recoverability charge (2)	—	160	—	—	—	—	160
Foreign exchange adjustments and other	18	772	335	30	—	—	1,155
At December 31, 2024	$62,010	$9,392	$3,885	$12,765	$229	$470	$88,751

Net book value
At December 31, 2024	$26,954	$339	$1,138	$44,580	$266	$137	$73,414
At December 31, 2023	$24,643	$224	$1,051	$38,270	$271	$122	$64,581
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.
(2)The Company continues to refine its project scope and cost estimates related to its long-term abandonment activities at the Ninian field in the North Sea. At December 31, 2024, the Company recognized a non-cash charge of $21 million comprised of a recoverability charge recognized in depletion, depreciation and amortization expense of $160 million net of deferred tax recoveries of $139 million (2023 – $113 million comprised of a recoverability charge of $436 million net of deferred tax recoveries of $323 million; 2022 – $651 million comprised of a recoverability charge of $1,620 million net of deferred tax recoveries of $969 million). The Company's estimate of its asset retirement obligation liability, including the Ninian field recoverability charges and associated tax recoveries, is subject to revision in future periods as abandonment efforts progress.

Canadian Natural 2024 Annual Report	20

Principal Documents Exhibits
ACQUISITION OF CHEVRON'S ASSETS
In December 2024, the Company completed the acquisition of Chevron's assets for total cash consideration of $9,163 million, subject to final closing adjustments. The acquisition includes a 70% operated working interest in the light crude oil and liquids-rich Duvernay asset play in Alberta and a 20% working interest in AOSP. As a result of the acquisition, the Company now has a 90% direct and indirect working interest in AOSP, which includes the Muskeg River and Jackpine mines, the Scotford Upgrader, and the Quest Carbon Capture and Storage facility ("Quest"). The acquisition also includes various working interests in a number of other non-producing oil sands leases. The Company consolidates its interests in the assets, liabilities, revenue, and expenses of both the AOSP and Duvernay joint operations.
In connection with the acquisition, the Company arranged a fully committed $4,000 million non-revolving term credit facility maturing December 2027 (note 11), and assumed certain product transportation and processing commitments (note 20).
The acquisition has been accounted for as a business combination using the acquisition method of accounting. The allocation of the purchase price was based on management's best estimates of the fair value of the assets and liabilities acquired as at the acquisition date. Key assumptions used in the determination of estimated fair value were future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and production costs, discount rates, and income taxes. The fair value of working capital approximates its carrying value. The below amounts are estimates, and may be subject to change based on the receipt of new information.
The following provides a summary of the net assets acquired relating to the acquisition:

Property, plant and equipment	$8,901
Exploration and evaluation assets	320
Working capital	115
Asset retirement obligations	(173)
Net assets acquired	$9,163
As a result of the acquisition, revenue increased by approximately $222 million to $35,656 million and net operating income (comprised of revenue less production, and transportation, blending and feedstock expenses) increased by approximately $109 million to $17,579 million for the year ended December 31, 2024. Including the impact of interest expense and depletion, depreciation and amortization, earnings before tax increased by approximately $23 million for the year ended December 31, 2024.
If the acquisition had been completed on January 1, 2024, the Company estimates that pro forma revenue would have increased by approximately $2,700 million and pro forma net operating income would have increased by approximately $1,475 million for the year ended December 31, 2024. Including the impact of interest expense and depletion, depreciation and amortization, the Company estimates earnings before tax would have increased by approximately $570 million for the year ended December 31, 2024. Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have resulted had the acquisition actually occurred on January 1, 2024, or of future results. Pro forma results are based on historical information and reflect actual production in the period available for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition date.
ACQUISITIONS IN 2022
During 2022, the Company acquired a number of crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $513 million and assumed associated asset retirement obligations of $11 million. No net deferred income tax liabilities were recognized and no pre-tax gains were recognized on these transactions. Acquisitions have been accounted for as business combinations using the acquisition method of accounting.
OTHER MATTERS
As at December 31, 2024, the Company determined that there were no indicators of impairment with respect to its property, plant and equipment. Although there were no indicators of impairment, the Company completed its normal course assessment of the recoverability of its property, plant and equipment and exploration and evaluation assets, and determined the carrying amounts of all its cash generating units to be recoverable, except for certain North Sea property, plant and equipment where recoverability charges have been recognized related to ongoing abandonment activities at the Ninian field.
As at December 31, 2024, property, plant and equipment included project costs, not subject to depletion and depreciation, of $272 million in the Oil Sands Mining and Upgrading segment (2023 – $191 million in the Oil Sands Mining and Upgrading segment).

21	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
8. Leases
LEASE ASSETS

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2022	$912	$377	$97	$61	$1,447
Additions	27	218	49	23	317
Depreciation	(98)	(111)	(45)	(19)	(273)
Foreign exchange adjustments and other	(1)	(2)	(30)	—	(33)
At December 31, 2023	840	482	71	65	1,458
Additions	5	118	40	68	231
Depreciation	(96)	(135)	(51)	(20)	(302)
Foreign exchange adjustments and other	3	3	4	(3)	7
At December 31, 2024	$752	$468	$64	$110	$1,394
LEASE ASSETS, BY SEGMENT
As at December 31, 2024 and 2023, the Company had the following lease assets by segment:

	2024	2023
Exploration and Production
North America	$257	$280
North Sea	25	18
Offshore Africa	93	119
Oil Sands Mining and Upgrading	932	1,001
Head Office	87	40
	$1,394	$1,458
LEASE LIABILITIES
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at December 31, 2024 and 2023, were as follows:

	2024	2023
Lease liabilities	$1,464	$1,555
Less: current portion	255	298
	$1,209	$1,257
In addition to the lease assets disclosed above, on an ongoing basis the Company enters into short-term leases related to its Exploration and Production and Oil Sands Mining and Upgrading activities.
Other amounts included in net earnings and cash flows during 2024 and 2023 are provided below:

	2024	2023
Expenses relating to short-term leases (1)	$337	$403
Interest expense on lease liabilities	$69	$64
Variable lease payments not included in the measurement of lease liabilities	$59	$59
Total cash outflows for leases (2)	$1,333	$1,325
(1)During 2024, the Company capitalized $543 million (2023 – $514 million) of short-term leases as additions to property, plant and equipment.
(2)Comprised of cash outflows relating to lease liabilities, short-term leases, and variable lease payments.

Canadian Natural 2024 Annual Report	22

Principal Documents Exhibits
9. Investments
For the years ended December 31, 2024 and 2023, the Company had the following investment:

	2024	2023
Investment in PrairieSky Royalty Ltd.	$—	$525
INVESTMENT IN PRAIRIESKY ROYALTY LTD.
During 2024, the Company sold its 22.6 million common share investment in PrairieSky Royalty Ltd. ("PrairieSky") for $25.65 per common share with net proceeds at close, after fees and expenses, of $575 million. The Company's investment did not constitute significant influence, and was accounted for at fair value through profit or loss, measured at each reporting date.
The gain from the investment in PrairieSky was comprised as follows:

	2024	2023	2022
Gain from investment	$(50)	$(34)	$(182)
Dividend income	(6)	(22)	(14)
	$(56)	$(56)	$(196)
10. Other Long-Term Assets

	2024	2023
Long-term prepayments, contracts and other (1)	$313	$279
Prepaid cost of service tolls	166	179
Long-term inventory	204	141
Risk management (note 19)	13	13
	696	612
Less: current portion	76	71
	$620	$541
(1)Includes physical product sales contracts, accrued interest on PRT recoveries, and the unamortized cost of contributions to the Company's employee bonus program.
INVESTMENT IN NORTH WEST REDWATER PARTNERSHIP
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day of bitumen feedstock for the Company (25% toll payer) and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 20). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 22).
During 2024, NWRP repaid $500 million of 3.20% series A bonds. Additionally, in 2024 NWRP issued $700 million of 4.85% series P bonds due June 2034 and $600 million of 5.08% series Q bonds due June 2054.
During 2024, NWRP entered into a $2,000 million unsecured commercial paper program and reserves capacity under its revolving credit facility for these amounts.
NWRP's credit facilities consist of a $2,150 million syndicated credit facility (December 31, 2023 – $3,115 million) comprised of a $1,900 million revolving portion maturing June 2027 (December 31, 2023 – $2,175 million), and a $250 million non-revolving portion maturing June 2025 (December 31, 2023 – $940 million). The syndicated credit facility reserves capacity for a debt service reserve equal to six months of anticipated facility interest and fees, and for amounts outstanding under its commercial paper program.
During 2024, NWRP amended its syndicated credit facility to extend the revolving portion originally maturing June 2025 to June 2027, and reduce the authorized limit on the revolving portion by $275 million to $1,900 million. In 2024, NWRP repaid $657 million on its non-revolving facility, and reduced the authorized limit to $250 million.
NWRP also has dedicated short-term borrowings under a $300 million syndicated credit facility ("demand operating facility") (December 31, 2023 – $300 million), and $300 million uncommitted demand revolving letter of credit facilities ("bilateral facilities") (December 31, 2023 – $150 million).
During 2024, NWRP increased its availability on its bilateral facilities, supporting letters of credit, to $300 million (December 31, 2023 – $150 million).

23	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
As at December 31, 2024, NWRP had borrowings of $251 million under the syndicated credit facility (December 31, 2023 – $2,559 million), $1,459 million under its commercial paper program (December 31, 2023 – $nil), and $103 million under its demand operating facility (December 31, 2023 – $77 million).
As at December 31, 2024, NWRP had $8,750 million in long-term notes outstanding (December 31, 2023 – $7,950 million).
The assets, liabilities, partners’ equity, product sales, and equity income (loss) related to NWRP at December 31, 2024 and 2023 were comprised as follows:

	2024	2023
Current assets	$535	$349
Non-current assets	$10,286	$10,508
Current liabilities	$2,082	$1,054
Non-current liabilities	$9,757	$10,913
Partners’ equity	$(1,018)	$(1,110)
Partners’ equity at Company's 50% interest	$(509)	$(555)
Revenue (1)	$1,490	$1,527
Net income (loss) (2)	$92	$(8)
(1)Included in NWRP's revenue for 2024 is $325 million (2023 – $335 million) related to the Company's 25% share of the refining toll.
(2)Included in the net income (loss) for 2024 is the impact of depreciation and amortization expense of $346 million (2023 – $387 million) and interest and other financing expense of $502 million (2023 – $500 million).
The carrying value of the Company’s interest in NWRP is $nil, and as at December 31, 2024, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $509 million (2023 – $555 million). The Company's recovery of unrecognized equity losses from NWRP for 2024 was $46 million (2023 – unrecognized equity loss of $4 million; 2022 – recovery of the unrecognized share of the equity loss of $11 million).

Canadian Natural 2024 Annual Report	24

Principal Documents Exhibits
11. Long-Term Debt

	2024	2023
Canadian dollar denominated debt, unsecured
Medium-term notes
3.55% debentures due June 3, 2024	$—	$320
3.42% debentures due December 1, 2026	441	441
2.50% debentures due January 17, 2028	225	225
4.15% debentures due December 15, 2031	500	—
4.85% debentures due May 30, 2047	300	300
	1,466	1,286
US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2024 – US$3,393 million; December 31, 2023 – US$nil)	4,888	—
Commercial paper (December 31, 2024 – US$467 million; December 31, 2023 – US$nil)	672	—
US dollar debt securities
3.80% due April 15, 2024 (US$500 million)	—	660
3.90% due February 1, 2025 (US$600 million)	864	792
2.05% due July 15, 2025 (US$600 million)	864	792
3.85% due June 1, 2027 (US$1,250 million)	1,801	1,651
5.00% due December 15, 2029 (US$750 million)	1,080	—
2.95% due July 15, 2030 (US$500 million)	720	660
7.20% due January 15, 2032 (US$400 million)	576	528
6.45% due June 30, 2033 (US$350 million)	504	462
5.40% due December 15, 2034 (US$750 million)	1,080	—
5.85% due February 1, 2035 (US$350 million)	504	462
6.50% due February 15, 2037 (US$450 million)	649	594
6.25% due March 15, 2038 (US$1,100 million)	1,585	1,453
6.75% due February 1, 2039 (US$400 million)	576	528
4.95% due June 1, 2047 (US$750 million)	1,080	991
	17,443	9,573
Long-term debt before transaction costs and original issue discounts, net	18,909	10,859
Less: original issue discounts, net (1)	12	11
transaction costs (1) (2)	78	49
	18,819	10,799
Less: current portion of commercial paper	672	—
current portion of long-term debt (1) (2)	1,728	980
	$16,419	$9,819
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency, and other professional fees.

25	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
BANK CREDIT FACILITIES AND COMMERCIAL PAPER
As at December 31, 2024, the Company had undrawn revolving bank credit facilities of $4,562 million. Additionally, the Company had in place a fully drawn term credit facility of $4,000 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit. As at December 31, 2024, the Company had $672 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing February 2026;
▪a $2,425 million revolving syndicated credit facility, maturing June 2027;
▪a $4,000 million non-revolving term credit facility, maturing December 2027; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2028.
During 2024, the Company extended its $2,425 million revolving syndicated credit facility originally maturing June 2025 to June 2028.
During 2024 and in connection with the acquisition of Chevron's assets, the Company entered into a $4,000 million non-revolving term credit facility maturing December 2027.
During 2023, the Company extended its $500 million revolving credit facility from February 2024 to February 2025. During 2024, the Company extended its $500 million revolving credit facility from February 2025 to February 2026.
During 2023, the Company extended its $2,425 million revolving syndicated credit facility, originally maturing June 2024 to June 2027.
Borrowings under the Company's credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding for the year ended December 31, 2024 was 5.4% (December 31, 2023 – N/A), and on total long-term debt outstanding for the year ended December 31, 2024 was 4.9% (December 31, 2023 – 4.8%).
As at December 31, 2024, letters of credit and guarantees aggregating to $1,542 million were outstanding (December 31, 2023 – $446 million).
MEDIUM-TERM NOTES
During 2024, the Company issued, by private placement, $500 million of 4.15% medium-term notes due December 2031.
During 2024, the Company repaid $320 million of 3.55% medium-term notes.
During 2023, the Company repaid $405 million of 1.45% medium-term notes.
During 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. During 2024, no medium-term notes were issued in Canada under the base shelf prospectus.
US DOLLAR DEBT SECURITIES
During 2024, the Company issued, by private placement, US$750 million of 5.00% notes due December 2029 and US$750 million of 5.40% notes due December 2034.
During 2024, the Company repaid US$500 million of 3.80% US dollar debt securities.
Subsequent to December 31, 2024, the Company repaid US$600 million of 3.90% US dollar debt securities due February 2025.
During 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. During 2024, no US dollar debt securities were issued in the United States under the base shelf prospectus.

Canadian Natural 2024 Annual Report	26

Principal Documents Exhibits
SCHEDULED DEBT REPAYMENTS
Scheduled debt repayments are as follows:

Year	Repayment
2025	$2,400
2026	$941
2027	$5,905
2028	$509
2029	$1,080
Thereafter	$8,074
12. Other Long-Term Liabilities

	2024	2023
Asset retirement obligations	$8,607	$7,690
Lease liabilities (note 8)	1,464	1,555
Share-based compensation	620	780
Transportation and processing contracts	58	87
Risk management (note 19)	8	4
Other	80	73
	10,837	10,189
Less: current portion	1,535	1,503
	$9,302	$8,686
ASSET RETIREMENT OBLIGATIONS
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.8% (2023 – 5.2%; 2022 – 5.6%) and inflation rates of up to 2% (2023 – up to 2%; 2022 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	2024	2023	2022
Balance – beginning of year	$7,690	$6,908	$6,806
Liabilities incurred	28	25	20
Liabilities acquired, net	171	—	11
Liabilities settled	(646)	(509)	(449)
Asset retirement obligation accretion	389	366	281
Revision of cost, inflation and timing estimates (1)	417	621	897
Impact of regulatory changes (2)	—	—	982
Change in discount rates	419	314	(1,698)
Foreign exchange adjustments	139	(35)	58
Balance – end of year	8,607	7,690	6,908
Less: current portion	787	634	495
	$7,820	$7,056	$6,413
(1)Includes normal course revisions of cost, inflation and timing estimates, as well as revisions related to cost estimate increases on future abandonment of the Ninian field assets in the North Sea.
(2)Reflects changes to the estimated timing of settlement of the Company's asset retirement obligations due to provincial regulatory changes in Alberta, British Columbia and Saskatchewan in 2022.

27	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
Segmented Asset Retirement Obligations

	2024	2023
Exploration and Production
North America	$4,783	$4,471
North Sea	1,724	1,441
Offshore Africa	197	165
Oil Sands Mining and Upgrading	1,902	1,612
Midstream and Refining	1	1
	$8,607	$7,690
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

	2024	2023	2022
Balance – beginning of year	$780	$832	$489
Share-based compensation expense	279	491	804
Cash payment for stock options surrendered and PSUs vested	(84)	(110)	(79)
Transferred to common shares	(358)	(435)	(387)
Other	3	2	5
Balance – end of year	620	780	832
Less: current portion	463	538	559
	$157	$242	$273
Included within share-based compensation liability as at December 31, 2024 was $99 million (2023 – $96 million; 2022 – $127 million) related to PSUs granted to certain executive employees.
The fair value of stock options outstanding was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2024	2023	2022
Fair value (1)	$13.15	$17.96	$16.48
Share price (1)	$44.38	$43.41	$37.60
Expected volatility	26.4%	30.9%	35.8%
Expected dividend yield	5.1%	4.6%	4.5%
Risk free interest rate	2.9%	3.6%	3.8%
Expected forfeiture rate	5.2%	5.4%	5.0%
Expected stock option life (2)	4.1 years	4.2 years	4.2 years
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).
(2)At original time of grant.
The intrinsic value of vested stock options at December 31, 2024 was $181 million (2023 – $164 million; 2022 – $208 million).

Canadian Natural 2024 Annual Report	28

Principal Documents Exhibits
13. Income Taxes
The provision for income tax was as follows:

Expense (recovery)	2024	2023	2022
Current corporate income tax – North America (1)	$1,654	$1,853	$2,789
Current corporate income tax – North Sea	(41)	(6)	69
Current corporate income tax – Offshore Africa	57	73	74
Current PRT (2) – North Sea	(134)	(58)	(42)
Other taxes	(5)	17	16
Current income tax	1,531	1,879	2,906
Deferred corporate income tax	520	267	302
Deferred PRT (2) – North Sea	(98)	(214)	(441)
Deferred income tax	422	53	(139)
Income tax	$1,953	$1,932	$2,767
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
As at December 31, 2024, the Company recognized deferred tax recoveries comprised of a deferred corporate income tax recovery of $50 million (2023 – $118 million, 2022 – $528 million) and a deferred PRT recovery of $89 million (2023 – $205 million, 2022 – $441 million) in connection with the increase in the Company's estimate of future abandonment costs for the planned decommissioning activities at the Ninian field in the North Sea.
The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the difference are as follows:

	2024	2023	2022
Canadian statutory income tax rate	23.2%	23.3%	23.2%
Income tax provision at statutory rate	$1,870	$2,364	$3,180
Effect on income taxes of:
UK PRT and other taxes	(237)	(255)	(467)
Impact of UK PRT and other taxes on corporate income tax	95	105	190
Foreign and domestic tax rate differentials	(112)	(104)	(203)
Non-taxable portion of capital loss (gains)	114	(35)	65
Stock options exercised for common shares	41	91	159
Revisions arising from prior year tax filings	43	(174)	(186)
Change in unrecognized capital loss carryforward asset	114	(35)	65
Other	25	(25)	(36)
Income tax	$1,953	$1,932	$2,767

29	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
The following table summarizes the temporary differences that give rise to the net deferred income tax liability:

	2024	2023
Deferred income tax liabilities
Property, plant and equipment and exploration and evaluation assets	$12,647	$12,172
Lease assets	316	336
Investments	—	54
Investment in North West Redwater Partnership	908	904
Taxable PRT for corporate income tax	336	256
Other	92	41
	14,299	13,763
Deferred income tax assets
Asset retirement obligations	(2,437)	(2,098)
Lease liabilities	(332)	(356)
Share-based compensation	(35)	(31)
Loss carryforwards	(36)	(417)
Unrealized foreign exchange loss on long-term debt	(125)	(39)
Deferred PRT	(795)	(639)
	(3,760)	(3,580)
Net deferred income tax liability	$10,539	$10,183
Movements in deferred tax assets and liabilities recognized in net earnings during the year were as follows:

	2024	2023	2022
Property, plant and equipment and exploration and evaluation assets	$443	$196	$(334)
Lease assets	(22)	1	(15)
Unrealized foreign exchange on long-term debt	(86)	28	(81)
Unrealized risk management activities	(1)	—	(12)
Asset retirement obligations	(279)	(292)	(74)
Lease liabilities	26	(3)	11
Share-based compensation	(4)	2	(11)
Loss carryforwards	381	235	618
Investments	(54)	(2)	21
Investment in North West Redwater Partnership	4	1	53
Deferred PRT	58	86	(441)
Taxable PRT for corporate income tax	(98)	(214)	176
Other	54	15	(50)
	$422	$53	$(139)
The following table summarizes the movements of the net deferred income tax liability during the year:

	2024	2023	2022
Balance – beginning of year	$10,183	$10,114	$10,220
Deferred income tax expense (recovery)	422	53	(139)
Foreign exchange adjustments	(66)	16	33
Balance – end of year	$10,539	$10,183	$10,114
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

Canadian Natural 2024 Annual Report	30

Principal Documents Exhibits
The Company does not believe the ultimate resolution of these matters will have a material impact upon the Company’s reported results of operations, financial position or liquidity.
The Company has reviewed the Organization for Economic Co-operation and Development's Pillar Two model rules and has concluded it does not have a significant impact.
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
14. Share Capital
AUTHORIZED
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	2024		2023
ISSUED COMMON SHARES(1)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Balance – beginning of year	2,144,815	$10,712	2,205,272	$10,294
Issued upon exercise of stock options	13,531	280	19,643	372
Previously recognized liability on stock options exercised for common shares	—	358	—	435
Purchase of common shares under Normal Course Issuer Bid	(55,350)	(286)	(80,100)	(389)
Balance – end of year	2,102,996	$11,064	2,144,815	$10,712
PREFERRED SHARES
Preferred shares are issuable in a series. If issued, the number of shares in each series, and the designation, rights, privileges, restrictions, and conditions attached to the shares will be determined by the Board of Directors of the Company.
DIVIDENDS(1)
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share, beginning with the dividend payable on April 4, 2025.
On October 7, 2024, the Board of Directors approved a 7% increase in the quarterly dividend to $0.5625 per common share, beginning with the dividend paid on January 3, 2025. On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $0.525 per common share.
On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $0.50 per common share. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.45 per common share.
NORMAL COURSE ISSUER BID(1)
On March 8, 2024, the Company's application was approved for a Normal Course Issuer Bid ("NCIB") to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 180,462,858 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2024 and ending March 12, 2025.
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

31	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
For the year ended December 31, 2024, the Company purchased 55,350,000 common shares at a weighted average price of $48.07 per common share for a total cost, including tax, of $2,700 million. Retained earnings were reduced by $2,414 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2024, up to and including March 4, 2025, the Company purchased 7,740,000 common shares at a weighted average price of $44.11 per common share for a total cost, including tax, of $344 million.
On March 5, 2025, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, the purchases will be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
SHARE-BASED COMPENSATION – STOCK OPTIONS(1)
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
The following table summarizes information relating to stock options outstanding at December 31, 2024 and 2023:

	2024		2023
	Stock options (thousands)	Weighted average exercise price	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	52,410	$26.80	62,300	$21.19
Granted	15,906	$44.82	14,047	$40.09
Exercised for common shares	(13,531)	$20.69	(19,643)	$18.92
Surrendered for cash settlement	(384)	$22.19	(435)	$19.39
Forfeited	(3,595)	$29.69	(3,859)	$25.43
Outstanding – end of year	50,806	$33.90	52,410	$26.80
Exercisable – end of year	10,033	$26.67	7,344	$21.07
The range of exercise prices of stock options outstanding and exercisable at December 31, 2024 was as follows:

			Stock options outstanding			Stock options exercisable
Range of exercise prices			Stock options outstanding (thousands)	Weighted average remaining term (years)	Weighted average exercise price	Stock options exercisable (thousands)	Weighted average exercise price
$10.38	–	$14.99	6,890	1.07	$13.98	2,203	$12.91
$15.00	–	$19.99	3,848	0.31	$18.65	1,684	$17.94
$20.00	–	$24.99	3,203	1.48	$20.24	1,474	$20.15
$25.00	–	$29.99	686	2.86	$27.12	169	$27.12
$30.00	–	$34.99	5,923	2.50	$32.47	1,150	$32.39
$35.00	–	$39.99	13,146	3.18	$39.24	2,612	$38.86
$40.00	–	$44.99	11,134	4.36	$42.57	13	$42.20
$45.00	–	$49.99	5,651	4.50	$48.04	728	$48.53
$50.00	–	$52.98	325	5.30	$52.98	—	$—
			50,806	2.90	$33.90	10,033	$26.67
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

Canadian Natural 2024 Annual Report	32

Principal Documents Exhibits
15. Accumulated Other Comprehensive Income
The components of accumulated other comprehensive income, net of taxes, were as follows:

	2024	2023
Derivative financial instruments designated as cash flow hedges	$70	$72
Foreign currency translation adjustment	231	100
	$301	$172
16. Capital Disclosures
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. The ratio may fall below or exceed the targeted range depending on the execution of the Company's capital program, commodity price and foreign currency volatility, and the timing of acquisitions. As at December 31, 2024, the ratio was within the target range at 32%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	2024	2023
Long-term debt	$18,819	$10,799
Less: cash and cash equivalents	131	877
Long-term debt, net	$18,688	$9,922
Total shareholders’ equity	$39,468	$39,832
Debt to book capitalization	32%	20%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at December 31, 2024, the Company was in compliance with this covenant.
17. Net Earnings Per Common Share(1)

		2024	2023	2022
Weighted average common shares outstanding – basic (thousands of shares)		2,125,804	2,182,623	2,269,919
Effect of dilutive stock options (thousands of shares)		14,625	21,625	28,444
Weighted average common shares outstanding – diluted (thousands of shares)		2,140,429	2,204,248	2,298,363
Net earnings		$6,106	$8,233	$10,937
Net earnings per common share	– basic	$2.87	$3.77	$4.82
	– diluted	$2.85	$3.74	$4.76
In 2024, the Company excluded 12,144,000 potentially anti-dilutive stock options from the calculation of diluted earnings per common share (2023 – 6,461,000; 2022 – 4,078,000).

(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

33	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
18. Interest and Other Financing Expense

	2024	2023	2022
Interest expense on long-term debt	$604	$627	$610
Interest expense on lease liabilities	69	64	60
Interest expense on long-term debt and lease liabilities	673	691	670
Interest (income) and other expense	(81)	(55)	(121)
Interest and other financing expense	$592	$636	$549
19. Financial Instruments
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, investments, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities, and long-term debt. These financial instruments, with the exception of investments and risk management assets and liabilities, are classified as financial assets and liabilities at amortized cost. Investments are classified as financial assets at fair value through profit or loss and are based on quoted market prices. Risk management assets and liabilities are classified as derivatives held for trading or as cash flow hedges.
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
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	2024	2023
Balance – beginning of year	$9	$6
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1)	(6)	3
Foreign exchange	1	—
Other comprehensive income	1	—
Balance – end of year	5	9
Less: current portion	5	8
	$—	$1
(1)Risk management assets and liabilities are disclosed in note 10 and note 12, respectively.
Net loss (gain) from risk management activities for the years ended December 31, were as follows:

	2024	2023	2022
Net realized risk management loss (gain)	$168	$(14)	$(7)
Net unrealized risk management loss (gain)	9	12	(28)
	$177	$(2)	$(35)
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

	2024		2023
	Carrying amount	Level 1 Fair Value	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$13,259	$13,186	$10,799	$10,795
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.

Canadian Natural 2024 Annual Report	34

Principal Documents Exhibits
RISK MANAGEMENT
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate, and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	2024	2023
Derivatives held for trading
Natural gas (1) (2)	$7	$(3)
Foreign currency forward contracts	(2)	12
	$5	$9

Included within:
Current portion of other long-term assets	$13	$12
Current portion of other long-term liabilities	(8)	(4)
Other long-term assets	—	1
	$5	$9
(1)In 2024, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.47 AECO, and 25,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2025.
(2)In 2023, the Company entered into fixed price financial contracts to buy 50,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2024.
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
INTEREST RATE RISK MANAGEMENT
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. As at December 31, 2024, the Company had no interest rate swap contracts outstanding.
FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper, and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
As at December 31, 2024, the Company had US$2,187 million of foreign currency forward contracts outstanding (December 31, 2023 – US$1,003 million), with original terms of up to 90 days, of which US$1,521 million were designated as derivatives held for trading (December 31, 2023 – US$1,003 million) and US$666 million were designated as cash flow hedges (December 31, 2023 – US$nil).

35	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
FINANCIAL INSTRUMENT SENSITIVITIES
The following table summarizes the annualized sensitivities of the Company’s 2024 net earnings and other comprehensive income to changes in the fair value of financial instruments outstanding as at December 31, 2024, resulting from changes in the specified variable, with all other variables held constant. These sensitivities are prepared on a different basis than those disclosed in the Company’s other continuous disclosure documents, are limited to the impact of changes in a specified variable applied to financial instruments only, and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally cannot be extrapolated because the relationship of a change in an assumption to the change in fair value may not be linear.

	2024		2023
	Increase (decrease) to net earnings	Increase (decrease) to other comprehensive income	Increase (decrease) to net earnings	Increase (decrease) to other comprehensive income
Interest rate risk
Increase interest rate 1%	$(46)	$—	$(5)	$—
Decrease interest rate 1%	$46	$—	$5	$—
Foreign currency exchange rate risk
Weakening of the Canadian dollar by US$0.01	$(255)	$—	$(128)	$—
Strengthening of the Canadian dollar by US$0.01	$248	$—	$125	$—
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
COUNTERPARTY CREDIT RISK MANAGEMENT
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and, where appropriate, ensuring that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at December 31, 2024, substantially all of the Company’s accounts receivable were due within normal trade terms and the average expected credit loss was approximately 2% of the Company's accounts receivable balance (December 31, 2023 – 1%).
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. As at December 31, 2024, the Company had net risk of $11 million with specific counterparties related to derivative financial instruments (December 31, 2023 – $11 million). The carrying amount of financial assets approximates the maximum credit exposure.
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
The maturity dates of the Company’s financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,079	$—	$—	$—
Accrued liabilities	$4,525	$—	$—	$—
Long-term debt (1)	$2,400	$941	$7,494	$8,074
Other long-term liabilities (2)	$263	$187	$405	$617
Interest and other financing expense (3)	$1,024	$951	$1,978	$3,574
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $255 million; one to less than two years, $187 million; two to less than five years, $405 million; and thereafter, $617 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at December 31, 2024.

Canadian Natural 2024 Annual Report	36

Principal Documents Exhibits
20. Commitments and Contingencies
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter
Product transportation, purchases and processing (1) (2) (3)	$2,249	$2,245	$2,097	$1,983	$1,882	$19,310
North West Redwater Partnership service toll (4)	$141	$121	$103	$104	$104	$4,203
Offshore vessels and equipment	$88	$—	$—	$—	$—	$—
Field equipment and power (3)	$43	$29	$29	$28	$27	$216
Other	$124	$111	$21	$22	$21	$247
(1)The Company's commitment for the 20-year product transportation agreement on the Trans Mountain Expansion ("TMX") pipeline reflects interim tolls approved by the Canada Energy Regulator in 2023, and is subject to change pending the approval of final tolls.
(2)During 2024, the Company increased its total committed capacity on the TMX pipeline to 169,000 bbl/d, an incremental 75,000 bbl/d over the 20-year term.
(3)During 2024, the acquisition of Chevron's assets included approximately $1,292 million of product transportation and processing commitments and approximately $75 million of field equipment and power commitments (note 7).
(4)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $2,161 million of interest payable over the 40-year tolling period, ending in 2058 (note 10).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement, and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.
21. Supplemental Disclosure of Cash Flow Information

	2024	2023	2022
Changes in non-cash working capital:
Accounts receivable	$(940)	$368	$(441)
Inventory	(616)	(219)	(266)
Prepaids and other	(42)	(23)	(20)
Accounts payable	(340)	78	537
Accrued liabilities	851	(812)	896
Current income tax (liabilities) assets	326	(1,558)	(282)
Other long-term liabilities	(106)	(200)	(196)
Net changes in non-cash working capital	$(867)	$(2,366)	$228
Relating to:
Operating activities	$(743)	$(2,417)	$79
Investing activities	(124)	51	149
	$(867)	$(2,366)	$228

37	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
The following table summarizes movements in the Company's liabilities arising from financing activities for the years ended December 31, 2024 and 2023:

	Long-term debt	Lease liabilities	Liabilities from financing activities
At December 31, 2022	$11,445	$1,540	$12,985
Changes from financing cash flows:
Repayment of other long-term debt (1)	(416)	—	(416)
Payment of lease liabilities	—	(285)	(285)
Non-cash changes:
Lease additions	—	317	317
Changes in foreign exchange and fair value (2)	(230)	(17)	(247)
At December 31, 2023	$10,799	$1,555	$12,354
Changes from financing cash flows:
Issuance of bank credit facilities and commercial paper, net (1)	5,466	—	5,466
Issuance of other long-term debt (1)	2,639	—	2,639
Repayment of other long-term debt (1)	(1,008)	—	(1,008)
Payment of lease liabilities	—	(325)	(325)
Non-cash changes:
Lease additions	—	231	231
Changes in foreign exchange and fair value (2)	923	3	926
At December 31, 2024	$18,819	$1,464	$20,283
(1)Includes original issue discounts and premiums, and directly attributable transaction costs.
(2)Includes foreign exchange loss (gain), the amortization of original issue discounts and premiums and directly attributable transaction costs, and derecognition of lease liabilities.

Canadian Natural 2024 Annual Report	38

Principal Documents Exhibits
22. Segmented Information
The Company’s exploration and production activities are conducted in three geographic segments: North America, North Sea and Offshore Africa. These activities include the exploration, development, production, and marketing of crude oil, natural gas liquids, and natural gas. The Company’s Oil Sands Mining and Upgrading activities are reported in a separate segment from exploration and production activities. Midstream and Refining activities include the Company’s pipeline operations, an electricity co-generation system, and NWRP.
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

	North America			North Sea			Offshore Africa
(millions of Canadian dollars)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Segmented product sales
Crude oil and NGLs (1)	$18,740	$17,375	$20,755	$467	$435	$623	$434	$577	$694
Natural gas	1,415	2,375	4,931	7	7	13	42	51	55
Other income and revenue (2)	6	10	217	4	—	—	4	9	8
Total segmented product sales	20,161	19,760	25,903	478	442	636	480	637	757
Less: royalties	(2,876)	(2,443)	(3,918)	(1)	(1)	(1)	(24)	(57)	(71)
Segmented revenue	17,285	17,317	21,985	477	441	635	456	580	686
Segmented expenses
Production	3,249	3,617	3,754	440	342	437	109	141	114
Transportation, blending and feedstock (1)	6,184	5,808	6,394	10	7	6	1	1	1
Depletion, depreciation and amortization (3)	3,831	3,679	3,595	279	494	1,747	297	213	173
Asset retirement obligation accretion	231	234	171	65	46	33	9	8	7
Risk management loss (commodity derivatives)	7	24	18	—	—	—	—	—	—
Total segmented expenses	13,502	13,362	13,932	794	889	2,223	416	363	295
Segmented earnings (loss)	$3,783	$3,955	$8,053	$(317)	$(448)	$(1,588)	$40	$217	$391
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management loss (gain) (other)
Foreign exchange loss (gain)
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
(3)Includes a recoverability charge in depletion, depreciation and amortization, related to the Ninian field in the North Sea at December 31, 2024 for $160 million (2023 – $436 million; 2022 – $1,620 million) (note 7).

39	Canadian Natural 2024 Annual Report

Principal Documents Exhibits

Inter-segment Elimination and Other includes internal and corporate transportation and electricity charges. Production, processing, and other purchasing and selling activities, that are not included in the preceding segments are also reported in the segmented information as Inter-segment Elimination and Other.
Operating segments have been determined based on the nature of the Company’s activities and the geographic locations in which the Company operates, and are consistent with the level of information regularly provided to and reviewed by the Company’s chief operating decision makers.

Oil Sands Mining and Upgrading			Midstream and Refining			Inter-segment Elimination and Other			Total
2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022

$19,263	$18,661	$20,804	$82	$76	$80	$98	$176	$53	$39,084	$37,300	$43,009
—	—	—	—	—	—	104	142	237	1,568	2,575	5,236
16	5	149	813	926	906	14	10	5	857	960	1,285
19,279	18,666	20,953	895	1,002	986	216	328	295	41,509	40,835	49,530
(2,952)	(2,366)	(3,242)	—	—	—	—	—	—	(5,853)	(4,867)	(7,232)
16,327	16,300	17,711	895	1,002	986	216	328	295	35,656	35,968	42,298

3,921	3,989	4,076	315	332	271	59	59	60	8,093	8,480	8,712
2,959	2,563	2,652	685	664	691	145	259	229	9,984	9,302	9,973
2,258	2,011	1,822	16	16	16	—	—	—	6,681	6,413	7,353
84	78	70	—	—	—	—	—	—	389	366	281
—	—	—	—	—	—	—	—	—	7	24	18
9,222	8,641	8,620	1,016	1,012	978	204	318	289	25,154	24,585	26,337
$7,105	$7,659	$9,091	$(121)	$(10)	$8	$12	$10	$6	$10,502	$11,383	$15,961

									503	452	415
									279	491	804
									592	636	549
									170	(26)	(53)
									955	(279)	738
									(56)	(56)	(196)
									2,443	1,218	2,257
									8,059	10,165	13,704
									1,531	1,879	2,906
									422	53	(139)
									$6,106	$8,233	$10,937

Canadian Natural 2024 Annual Report	40

Principal Documents Exhibits
CAPITAL EXPENDITURES (1)

	2024			2023
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (3)	$406	$(29)	$377	$41	$(36)	$5
Offshore Africa	6	(62)	(56)	3	—	3
Oil Sands Mining and Upgrading (3)	—	(7)	(7)	—	(25)	(25)
	412	(98)	314	44	(61)	(17)

Property, plant and equipment
Exploration and Production
North America (3)	5,627	(146)	5,481	2,729	(321)	2,408
North Sea	39	295	334	33	525	558
Offshore Africa	197	8	205	169	18	187
	5,863	157	6,020	2,931	222	3,153
Oil Sands Mining and Upgrading (3)	8,104	(134)	7,970	1,894	(251)	1,643
Midstream and Refining	11	—	11	10	—	10
Head Office	41	—	41	30	—	30
	14,019	23	14,042	4,865	(29)	4,836
	$14,431	$(75)	$14,356	$4,909	$(90)	$4,819
(1)This table provides a reconciliation of capitalized costs, reported in note 6 and note 7, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Includes cash consideration paid of $320 million for exploration and evaluation assets and $2,553 million for property, plant and equipment within the North America Exploration and Production segment, and $6,175 million for property, plant and equipment within the Oil Sands Mining and Upgrading segment acquired from Chevron in 2024.
SEGMENTED ASSETS

	2024	2023
Exploration and Production
North America	$32,670	$30,058
North Sea	702	602
Offshore Africa	1,412	1,380
Other	31	32
Oil Sands Mining and Upgrading	49,221	42,865
Midstream and Refining	1,099	856
Head Office	224	162
	$85,359	$75,955

41	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
23. Remuneration of Directors and Senior Management
REMUNERATION OF NON-MANAGEMENT DIRECTORS

	2024	2023	2022
Fees earned	$3	$3	$2
REMUNERATION OF SENIOR MANAGEMENT (1)

	2024	2023	2022
Salary	$2	$2	$2
Common stock option based awards	11	13	12
Annual incentive plans	6	5	5
Long-term incentive plans	20	19	18
	$39	$39	$37
(1)Senior management identified above are consistent with the disclosure on Named Executive Officers provided in the Company’s Information Circular to shareholders for the respective years.
24. Subsequent Events
On January 29, 2025, the Company announced that pursuant to an agreement with Shell Canada Limited and affiliates ("Shell") and as a result of certain conditions being met, the Company will acquire a 10% working interest in the AOSP mines, associated reserves and additional working interests in a number of other non-producing oil sands leases in exchange for a 10% working interest in the Scotford Upgrader and Quest. Following the close of the transaction, the Company will have a 100% direct working interest in the AOSP mines and an 80% interest in the Scotford Upgrader and Quest, where Shell will remain operator. The transaction does not include an exchange of cash, except for regular closing adjustments for working capital. The acquisition is targeted to close in the first half of 2025, subject to obtaining the necessary regulatory approvals.

Canadian Natural 2024 Annual Report	42

Principal Documents Exhibits

CANADIAN NATURAL RESOURCES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024
MARCH 5, 2025

Principal Documents Exhibits

Management's Discussion and Analysis

1	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
Definitions and Abbreviations

AECO	Alberta natural gas reference location
AIF	Annual Information Form
AOSP	Athabasca Oil Sands Project
API	specific gravity measured in degrees on the American Petroleum Institute scale
ARO	asset retirement obligations
bbl	barrel
bbl/d	barrels per day
Bcf	billion cubic feet
Bcf/d	billion cubic feet per day
Bitumen	a naturally occurring solid or semi-solid hydrocarbon consisting mainly of heavier hydrocarbons that are too heavy or thick to flow at reservoir conditions, and recoverable at economic rates using thermal in situ recovery methods
BOE	barrels of oil equivalent
BOE/d	barrels of oil equivalent per day
Brent	Dated Brent
C$	Canadian dollars
CO2	carbon dioxide
CO2e	carbon dioxide equivalents
CORRA	Canadian Overnight Repo Rate Average
Crude oil	includes light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and synthetic crude oil
E&P	Exploration and Production
FASB	Financial Accounting Standards Board
FPSO	Floating Production, Storage and Offloading Vessel
GHG	greenhouse gas
GJ	gigajoules
GJ/d	gigajoules per day
Horizon	Horizon Oil Sands
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards

Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
MBOE	thousand barrels of oil equivalent
MBOE/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet
Mcfe	thousand cubic feet equivalent
Mcf/d	thousand cubic feet per day
MMbbl	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMBtu/d	million British thermal units per day
MMcf	million cubic feet
MMcf/d	million cubic feet per day
NGLs	natural gas liquids
NWRP	North West Redwater Partnership
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
OPEC+	Organization of the Petroleum Exporting Countries Plus
PRT	Petroleum Revenue Tax
SCO	synthetic crude oil
SEC	United States Securities and Exchange Commission
SOFR	Secured Overnight Financing Rate
TMX	Trans Mountain Expansion pipeline
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States
US$	United States dollars
WCS	Western Canadian Select
WCS Heavy Differential	WCS Heavy Differential from WTI
WTI	West Texas Intermediate reference location at Cushing, Oklahoma

Canadian Natural 2024 Annual Report	2

Principal Documents Exhibits
Advisory
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "focus", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to the Company's strategy or strategic focus, capital budget, expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, abandonment expenditures, income tax expenses, and other targets provided throughout this Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, including the strength of the Company's balance sheet, the sources and adequacy of the Company's liquidity, and the flexibility of the Company's capital structure, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon, AOSP, the Primrose thermal oil projects ("Primrose"), the Pelican Lake water and polymer flood projects ("Pelican Lake"), the Kirby thermal oil sands project ("Kirby"), the Jackfish thermal oil sands project ("Jackfish") and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, NGLs, or SCO that the Company may be reliant upon to transport its products to market; the abandonment and decommissioning of certain assets and the timing thereof; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the materiality of the impact of litigation and tax interpretations on the Company's results, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of OPEC+, the impact of conflicts in the Middle East and in Ukraine, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; changes and uncertainty in the international trade environment, including with respect to tariffs, export restrictions, embargoes and key trade agreements (including the tariffs on certain goods announced by the US government and Canadian countermeasures subsequently announced, both of which are anticipated to evolve); uncertainty in the regulatory framework governing greenhouse gas emissions, including among other things, financial and other support from various levels of government for climate related initiatives and potential emissions or production caps, political uncertainty, including changes in government, actions of or against terrorists, insurgent groups or other conflict including conflict between states; the ability of the Company to prevent and recover from a cyberattack, other cyber-related crime and other cyber-related incidents; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company to complete capital programs; the Company's ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in the mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets, including the acquired working interests in AOSP and Duvernay assets from Chevron Canada Limited ("Chevron") in December

3	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
2024; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety, competition, environmental laws and regulations, and the impact of climate change initiatives on capital expenditures and production expenses); interpretations of applicable tax and competition laws and regulations; asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short-, medium-, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; the impact of legal proceedings to which the Company is party; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, the imposition of tariffs, embargoes or export restrictions on the Company's products (including the tariffs on certain goods announced by the US government and Canadian countermeasures subsequently announced, both of which are anticipated to evolve), changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
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
SPECIAL NOTE REGARDING COMMON SHARE SPLIT AND COMPARATIVE FIGURES
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. Common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.
SPECIAL NOTE REGARDING AMENDMENTS TO THE COMPETITION ACT (CANADA)
On June 20, 2024, amendments to the Competition Act (Canada) came into force with the adoption of Bill C-59, An Act to Implement Certain Provisions of the Fall Economic Statement, which impacted environmental and climate disclosures by businesses. As a result of these amendments, certain public representations by a business regarding the benefits of the work it is doing to protect or restore the environment or mitigate the environmental and ecological causes or effects of climate change may violate the Competition Act's deceptive marketing practices provisions. These amendments include substantial financial penalties and, effective June 20, 2025, a private right of action which will permit private parties to seek an order from the Competition Tribunal under the deceptive marketing practices provisions. Uncertainty surrounding the interpretation and enforcement of this legislation may expose the Company to increased litigation and financial penalties, the outcome and impacts of which can be difficult to assess or quantify and may have a material adverse effect on the Company's business, reputation, financial condition, and results.
SPECIAL NOTE REGARDING CURRENCY, FINANCIAL INFORMATION, PRODUCTION AND RESERVES
This MD&A should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2024. It should also be read in conjunction with the Company's MD&A for the three months and year ended December 31, 2024. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company's audited consolidated financial statements for the year ended December 31, 2024 and this MD&A have been prepared in accordance with IFRS as issued by the IASB.

Canadian Natural 2024 Annual Report	4

Principal Documents Exhibits
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
The following discussion and analysis refers primarily to the Company's 2024 financial results compared to 2023 and 2022, unless otherwise indicated. In addition, this MD&A details the Company's targeted capital program for 2025. The accompanying tables form an integral part of this MD&A. Additional information relating to the Company, including its quarterly MD&A for the three months and year ended December 31, 2024, its Annual Information Form for the year ended December 31, 2024, and its audited consolidated financial statements for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in this MD&A. This MD&A is dated March 5, 2025.

5	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
Objectives and Strategy
The Company's objectives are to increase crude oil and natural gas production, reserves, cash flow and net asset value on a per common share basis through the economic and sustainable development of its existing crude oil and natural gas properties and through the discovery and/or acquisition of new reserves. The Company strives to meet these objectives and its commitments to environmental stewardship and safety excellence.
The Company endeavors to meet these objectives by having a defined growth and value enhancement plan for each of its products and segments. The Company takes a balanced approach to growth and investments, and focuses on creating long-term shareholder value, including through its dividend and share buyback programs, in accordance with its capital allocation policy. The Company allocates its capital by maintaining:
▪Balance among its products, namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil(1), bitumen (thermal oil), SCO, and natural gas;
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
▪Expanding market access for crude oil and natural gas by supporting and participating in pipeline and infrastructure projects that add incremental transportation capacity to existing and new markets; and
▪Supporting and participating in projects that will increase the downstream conversion capacity for heavy crude oil and bitumen (thermal oil).
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
Strategic accretive acquisitions are a key component of the Company’s strategy. The Company has used a combination of internally generated cash flows and debt and equity financing to selectively acquire properties generating future cash flows in its core areas. The Company's financial discipline, commitment to a strong balance sheet, and capacity to internally generate cash flows provide the means to responsibly and sustainably grow in the long term.
(1)Pelican Lake heavy crude oil is 12–17º API oil, which receives medium quality crude netbacks due to lower production expense and lower royalty rates.

Canadian Natural 2024 Annual Report	6

Principal Documents Exhibits
Financial and Operational Highlights(1)

	($ millions, except per common share amounts)	2024	2023	2022
	Product sales (1)	$41,509	$40,835	$49,530
	Crude oil and NGLs	$39,084	$37,300	$43,009
Natural gas		$1,568	$2,575	$5,236
	Net earnings	$6,106	$8,233	$10,937
Per common share	– basic	$2.87	$3.77	$4.82
	– diluted	$2.85	$3.74	$4.76
	Adjusted net earnings from operations (2)	$7,414	$8,533	$12,863
Per common share	– basic (3)	$3.49	$3.91	$5.67
	– diluted (3)	$3.46	$3.87	$5.60
	Cash flows from operating activities	$13,386	$12,353	$19,391
	Adjusted funds flow (2)	$14,859	$15,274	$19,791
Per common share	– basic (3)	$6.99	$7.00	$8.72
	– diluted (3)	$6.94	$6.93	$8.61
	Dividends declared per common share (4)	$2.14	$1.85	$2.30
	Total assets	$85,359	$75,955	$76,142
	Long-term debt, net (5)	$18,688	$9,922	$10,525
	Cash flows used in investing activities	$14,095	$4,858	$4,987
	Net capital expenditures (6)	$14,431	$4,909	$5,136
	Abandonment expenditures, net (2)	$646	$509	$335
Average realized price
	Crude oil and NGLs – Exploration and Production ($/bbl) (3)	$77.76	$72.36	$90.64
	Natural gas – Exploration and Production ($/Mcf) (7)	$1.86	$3.10	$6.55
	SCO – Oil Sands Mining and Upgrading ($/bbl) (3)	$98.03	$100.06	$117.69
	Daily production, before royalties (BOE/d)	1,363,496	1,332,105	1,281,434
	Crude oil and NGLs (bbl/d)	1,005,603	973,530	933,149
	Natural gas (MMcf/d) (8)	2,147	2,151	2,090
(1)Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(4)On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share, beginning with the dividend payable on April 4, 2025. On October 7, 2024, the Board of Directors approved a 7% increase in the quarterly dividend to $0.5625 per common share, beginning with the dividend paid on January 3, 2025. On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $0.525 per common share. On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $0.50 per common share. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.45 per common share. On November 2, 2022, the Board of Directors approved a 13% increase in the quarterly dividend to $0.425 per common share. On August 3, 2022, the Board of Directors approved a special dividend of $0.75 per common share. On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.375 per common share.
(5)Capital management measure. Refer to note 16 to the Company's audited consolidated financial statements.
(6)Non-GAAP Financial Measure. The composition of this measure was updated for all periods presented. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(7)Calculated as natural gas sales divided by sales volumes.
(8)Natural gas production volumes approximate sales volumes.
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split. Further details are disclosed in the Advisory section of this MD&A and in note 1 to the Company's audited consolidated financial statements.

7	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
CONSOLIDATED NET EARNINGS AND ADJUSTED NET EARNINGS FROM OPERATIONS
For 2024, the Company reported net earnings of $6,106 million compared with $8,233 million for 2023 (2022 – $10,937 million). Net earnings for 2024 included non-operating losses, net of tax, of $1,308 million compared with non-operating losses of $300 million for 2023 (2022 – non-operating losses of $1,926 million) related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, realized foreign exchange on the repayment of US dollar debt securities, the gain from investments, a recoverability charge related to the notice to withdraw from Block 11B/12B in South Africa in 2024, and a recoverability charge related to the increase in estimate of the future abandonment costs for the Ninian field in the North Sea in 2024 and 2023. Excluding these items, adjusted net earnings from operations for 2024 were $7,414 million compared with $8,533 million for 2023 (2022 – $12,863 million).
The decrease in net earnings and adjusted net earnings from operations for 2024 compared with 2023 primarily reflected:
▪lower realized natural gas pricing in the North America Exploration and Production segment; and
▪lower netbacks(1) in the Oil Sands Mining and Upgrading segment;
partially offset by:
▪higher realized crude oil and NGLs pricing(1) in the North America Exploration and Production segment; and
▪higher SCO sales volumes in the Oil Sands Mining and Upgrading segment.
A detailed reconciliation of the changes in the Company's product sales is provided in the "Analysis of Changes in Product Sales" section of this MD&A.
The impacts of depletion, depreciation and amortization, share-based compensation, risk management activities, fluctuations in foreign exchange rates, and the gain from investments also contributed to the decrease in net earnings for 2024 from 2023. These items are discussed in detail in the relevant sections of this MD&A.
CASH FLOWS FROM OPERATING ACTIVITIES AND ADJUSTED FUNDS FLOW
Cash flows from operating activities for 2024 were $13,386 million compared with $12,353 million for 2023 (2022 – $19,391 million). The increase in cash flows from operating activities for 2024 from 2023 were primarily due to the factors previously noted related to the fluctuations in adjusted net earnings from operations, together with the impact of net changes in non-cash working capital.
Adjusted funds flow for 2024 was $14,859 million ($6.99 per common share(2)) compared with $15,274 million ($7.00 per common share(2)) for 2023 (2022 – $19,791 million; $8.72 per common share(2)). The decrease in adjusted funds flow for 2024 from 2023 was primarily due to the factors noted above related to the increase in cash flows from operating activities, excluding the impact of the net change in non-cash working capital, abandonment expenditures, and movements in other long-term assets, including the unamortized cost of contributions to the Company's employee bonus program, accrued interest on PRT recoveries, and prepaid cost of service tolls.
PRODUCTION VOLUMES
Record crude oil and NGLs production before royalties for 2024 of 1,005,603 bbl/d increased 3% from 973,530 bbl/d in 2023 (2022 – 933,149 bbl/d). Natural gas production before royalties for 2024 averaged 2,147 MMcf/d, comparable with 2,151 MMcf/d in 2023 (2022 – 2,090 MMcf/d). Total production before royalties for 2024 of 1,363,496 BOE/d was comparable with 1,332,105 BOE/d in 2023 (2022 – 1,281,434 BOE/d). Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production" section of this MD&A.
PRODUCT PRICES
In the Company’s Exploration and Production segments, the 2024 realized crude oil and NGLs prices increased 7% to average $77.76 per bbl from $72.36 per bbl in 2023 (2022 – $90.64 per bbl), and the 2024 realized natural gas price decreased 40% to average $1.86 per Mcf from $3.10 per Mcf in 2023 (2022 – $6.55 per Mcf). In the Oil Sands Mining and Upgrading segment, the Company's 2024 realized SCO sales price averaged $98.03 per bbl, comparable with $100.06 per bbl in 2023 (2022 – $117.69 per bbl). The Company's realized pricing reflected prevailing benchmark pricing. Crude oil and NGLs and natural gas prices are discussed in detail in the "Business Environment and Outlook", "Realized Product Prices – Exploration and Production", and the "Oil Sands Mining and Upgrading" sections of this MD&A.
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split. Further details are disclosed in the Advisory section of this MD&A and in note 1 to the Company's audited consolidated financial statements.

Canadian Natural 2024 Annual Report	8

Principal Documents Exhibits
PRODUCTION EXPENSE
In the Company’s Exploration and Production segments, the 2024 crude oil and NGLs production expense(1) decreased 9% to average $14.72 per bbl from $16.12 per bbl in 2023 (2022 – $18.17 per bbl), and natural gas production expense(1) averaged $1.22 per Mcf in 2024, a decrease of 6% from $1.30 per Mcf in 2023 (2022 – $1.22 per Mcf). In the Oil Sands Mining and Upgrading segment, the 2024 production expense(1) averaged $22.88 per bbl, a decrease of 6% from $24.32 per bbl in 2023 (2022 – $26.04 per bbl). Crude oil and NGLs and natural gas production expense is discussed in detail in the "Production Expense – Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A.
SUMMARY OF QUARTERLY FINANCIAL RESULTS
The following is a summary of the Company’s quarterly financial results for the eight most recently completed quarters:

($ millions, except per common share amounts)
2024	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales (1)	$41,509	$11,064	$10,401	$10,622	$9,422
Crude oil and NGLs	$39,084	$10,381	$9,943	$10,084	$8,676
Natural gas	$1,568	$451	$257	$331	$529
Net earnings	$6,106	$1,138	$2,266	$1,715	$987
Net earnings per common share (2)
– basic	$2.87	$0.54	$1.07	$0.80	$0.46
– diluted	$2.85	$0.54	$1.06	$0.80	$0.46

2023	Total	Dec 31	Sep 30	Jun 30	Mar 31
Product sales (1)	$40,835	$10,679	$11,762	$8,846	$9,548
Crude oil and NGLs	$37,300	$9,829	$10,944	$8,115	$8,412
Natural gas	$2,575	$603	$599	$522	$851
Net earnings	$8,233	$2,627	$2,344	$1,463	$1,799
Net earnings per common share (2)
– basic	$3.77	$1.22	$1.08	$0.67	$0.82
– diluted	$3.74	$1.21	$1.06	$0.66	$0.81
(1)Further details related to product sales are disclosed in note 22 to the Company's audited consolidated financial statements.
(2)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split. Further details are disclosed in the Advisory section of this MD&A and in note 1 to the Company's audited consolidated financial statements.
Volatility in the quarterly net earnings over the eight most recently completed quarters was primarily due to:
▪Crude oil pricing – Fluctuations in global supply/demand including crude oil production levels from OPEC+ and its impact on world supply, the impact of geopolitical and market uncertainties (including those due to the conflicts in the Middle East and in Ukraine) on worldwide benchmark pricing, the impact of shale oil production in North America, the impact of the start-up of the TMX pipeline, the impact of the WCS Heavy Differential from WTI in North America, and the impact of the differential between WTI and Brent benchmark pricing in the International segments.
▪Natural gas pricing – Fluctuations in both the demand for natural gas and inventory storage levels, the impact of third-party pipeline maintenance and outages, the impact of geopolitical and market uncertainties, the impact of seasonal conditions, and the impact of shale gas production in the US.
▪Crude oil and NGLs sales volumes – Fluctuations in production from Kirby and Jackfish, fluctuations in production due to the cyclic nature of Primrose, fluctuations in the Company’s drilling program in the North America Exploration and Production segment, natural field decline rates, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, the impact and timing of acquisitions, including the acquisition of working interests in AOSP and Duvernay assets from Chevron in the fourth quarter of 2024, wildfires, and a third-party pipeline outage in 2023 in the North America Exploration and Production segment. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the International segments.
▪Natural gas sales volumes – Fluctuations in production due to the Company's drilling program in the North America Exploration and Production segment, the impact and timing of acquisitions, including the acquisition of a working interest in the Duvernay assets from Chevron in the fourth quarter of 2024, natural field decline rates, the impact of seasonal conditions, wildfires, and a third-party pipeline outage in 2023 in the North America Exploration and Production segment.
(1)Calculated as respective production expense divided by respective sales volumes.

9	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
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
▪Depletion, depreciation and amortization expense – Fluctuations due to changes in sales volumes, timing of acquisitions, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company's proved undeveloped reserves, fluctuations in International sales volumes subject to higher depletion rates, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, a recoverability charge at December 31, 2024 and December 31, 2023 relating to the increase in estimate of future abandonment costs for the planned decommissioning activities at the Ninian field in the North Sea, and a recoverability charge at June 30, 2024 relating to the notice to withdraw from Block 11B/12B in South Africa.
▪Share-based compensation – Fluctuations due to the measurement of fair market value of the Company's share-based compensation liability.
▪Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company’s risk management activities.
▪Interest expense – Fluctuations due to changing long-term debt levels, and the impact of movements in benchmark interest rates on outstanding floating rate long-term debt and accrued interest on PRT recoveries.
▪Foreign exchange – Fluctuations in the Canadian dollar relative to the US dollar, which impact the realized price the Company receives for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Realized and unrealized foreign exchange gains and losses are also recorded with respect to US dollar denominated debt.
▪Loss (gain) from investments – Fluctuations due to the loss (gain) from the Company's investment in PrairieSky Royalty Ltd. shares.
Business Environment and Outlook
Global crude oil benchmark pricing declined in the fourth quarter of 2024 as a result of weaker global demand growth and concerns of higher non-OPEC+ supply, partially offset by continued supply quota management by OPEC+ and geopolitical tensions in the Middle East. The start-up of the TMX pipeline in the second quarter of 2024 contributed to a narrowing of the WCS differential with benefit to the Company's realized product pricing in 2024. Natural gas prices remained low as a result of higher storage levels in 2024 but recovered slightly during the fourth quarter due to seasonal demand factors and increased exports.
Subsequent to December 31, 2024, the US government announced tariffs on certain Canadian goods imported into the United States, with countermeasures subsequently announced by the Canadian government. The effect of these actions may have an impact on the market and pricing received for the Company's products, increase the cost or reduce the availability of products in the Company's supply chain, and introduce additional foreign currency volatility. The timing, duration and impact of these trade actions remain uncertain. The Company will continue to assess the impacts of the tariffs on its business, financial condition and results.
Liquidity
As at December 31, 2024, the Company had undrawn revolving bank credit facilities of $4,562 million. Including cash and cash equivalents, the Company had approximately $4,693 million in liquidity(1). The Company also has certain other dedicated credit facilities supporting letters of credit. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity, and a flexible capital structure. Refer to the "Liquidity and Capital Resources" section of this MD&A for further details.
Capital Spending
On January 9, 2025, the Company announced its 2025 operating capital budget(2) targeted at approximately $6,015 million, which includes capital related to a number of acquisitions for which agreements between parties have been reached, with closings targeted in the first half of 2025, and subject to regulatory approvals and other customary closing conditions. With this capital, the Company is targeting near-term production growth in 2025 and mid- and long-term production and capacity growth in 2026 and beyond. In addition, the Company has approved approximately $135 million of capital, consisting of $90 million related to carbon capture and $45 million related to a one-time office move scheduled to take place through 2026. The Company targets $787 million in abandonment expenditures for 2025. Production for 2025 is targeted between 1,510 MBOE/d and 1,555 MBOE/d.
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Forward-looking non-GAAP Financial Measure. The operating capital budget is based on net capital expenditures (Non-GAAP Financial Measure). Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A for more details on Net Capital Expenditures.

Canadian Natural 2024 Annual Report	10

Principal Documents Exhibits
Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns and the balancing of project risks and time horizons. The 2025 capital budget constitutes forward-looking statements and is based on net capital expenditures (Non-GAAP Financial Measure). Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
BENCHMARK COMMODITY PRICES

(Yearly average)	2024	2023	2022
WTI benchmark price (US$/bbl)	$75.72	$77.61	$94.23
Dated Brent benchmark price (US$/bbl)	$80.75	$82.61	$99.80
WCS Heavy Differential from WTI (US$/bbl)	$14.73	$18.62	$18.26
SCO price (US$/bbl)	$75.09	$79.64	$98.66
Condensate benchmark price (US$/bbl)	$72.94	$76.55	$93.69
NYMEX benchmark price (US$/MMBtu)	$2.27	$2.74	$6.64
AECO benchmark price (C$/GJ)	$1.36	$2.77	$5.28
US/Canadian dollar average exchange rate (US$)	$0.7300	$0.7409	$0.7686
US/Canadian dollar year end exchange rate (US$)	$0.6942	$0.7573	$0.7389
Substantially all of the Company’s production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are directly impacted by fluctuations in foreign exchange rates resulting in product revenues being impacted by changes in Canadian dollar sales prices relative to the US dollar benchmark prices.
Crude oil sales contracts in North America are typically based on WTI benchmark pricing. WTI averaged US$75.72 per bbl for 2024, comparable with US$77.61 per bbl for 2023 (2022 – US$94.23 per bbl).
Crude oil sales contracts for the Company’s International segments are typically based on Brent benchmark pricing, which is representative of international markets and overall global supply and demand. Brent averaged US$80.75 per bbl for 2024, comparable with US$82.61 per bbl for 2023 (2022 – US$99.80 per bbl).
The decrease in WTI and Brent benchmark pricing for 2024 from 2023 primarily reflected weaker global demand growth and concerns of higher non-OPEC+ supply, partially offset by continued supply quota management by OPEC+, and geopolitical tensions in the Middle East.
The WCS Heavy Differential averaged US$14.73 per bbl for 2024 compared with US$18.62 per bbl for 2023 (2022 – US$18.26 per bbl). The narrowing of the WCS Heavy Differential for 2024 from 2023 primarily reflected the start-up of the TMX pipeline in the second quarter of 2024, combined with stronger US Gulf Coast heavy oil pricing.
The SCO price averaged US$75.09 per bbl for 2024, a decrease of 6% from US$79.64 per bbl for 2023 (2022 – US$98.66 per bbl). The decrease in SCO pricing for 2024 from 2023 primarily reflected weaker diesel pricing, together with increased production in the Western Canadian Sedimentary Basin ("WCSB") in 2024.
NYMEX natural gas prices averaged US$2.27 per MMBtu for 2024, a decrease of 17% from US$2.74 per MMBtu for 2023 (2022 – US$6.64 per MMBtu). The decrease in NYMEX natural gas prices for 2024 from 2023 primarily reflected high North American and European inventory levels resulting from weaker demand following mild winter weather in 2024.
AECO natural gas prices averaged $1.36 per GJ for 2024, a decrease of 51% from $2.77 per GJ for 2023 (2022 – $5.28 per GJ). The decrease in AECO natural gas prices for 2024 from 2023 reflected high storage inventories resulting from weaker demand and increased production levels in the WCSB, combined with weaker NYMEX benchmark pricing.

11	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
Analysis of Changes in Product Sales

		Changes due to				Changes due to
($ millions)	2022	Volumes	Prices	Other	2023	Volumes	Prices	Other	2024
North America
Crude oil and NGLs	$20,755	$730	$(4,110)	$—	$17,375	$283	$1,082	$—	$18,740
Natural gas	4,931	153	(2,709)	—	2,375	3	(963)	—	1,415
Other (1)	217	—	—	(207)	10	—	—	(4)	6
	25,903	883	(6,819)	(207)	19,760	286	119	(4)	20,161
North Sea
Crude oil and NGLs	623	(117)	(71)	—	435	30	2	—	467
Natural gas	13	(3)	(3)	—	7	1	(1)	—	7
Other (1)	—	—	—	—	—	—	—	4	4
	636	(120)	(74)	—	442	31	1	4	478
Offshore Africa
Crude oil and NGLs	694	1	(118)	—	577	(142)	(1)	—	434
Natural gas	55	(8)	4	—	51	(7)	(2)	—	42
Other (1)	8	—	—	1	9	—	—	(5)	4
	757	(7)	(114)	1	637	(149)	(3)	(5)	480
Oil Sands Mining and Upgrading
Crude oil and NGLs	20,804	1,012	(3,155)	—	18,661	823	(221)	—	19,263
Other (1)	149	—	—	(144)	5	—	—	11	16
	20,953	1,012	(3,155)	(144)	18,666	823	(221)	11	19,279
Midstream and Refining
Midstream activities	80	—	—	(4)	76	—	—	6	82
Refined product sales and other (1)	906	—	—	20	926	—	—	(113)	813
	986	—	—	16	1,002	—	—	(107)	895
Inter-segment Elimination and Other (2)
Product sales	290	—	—	28	318	—	—	(116)	202
Other (1)	5	—	—	5	10	—	—	4	14
	295	—	—	33	328	—	—	(112)	216
Total	$49,530	$1,768	$(10,162)	$(301)	$40,835	$991	$(104)	$(213)	$41,509
(1)Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2)Eliminates internal transportation and electricity charges and includes production, processing and other purchasing and selling activities that are not included in the above segments.
Product sales increased 2% to $41,509 million for 2024 from $40,835 million for 2023 (2022 – $49,530 million). The increase in product sales was primarily due to higher realized crude oil and NGLs pricing and sales volumes in North America, together with higher SCO sales volumes in the Oil Sands Mining and Upgrading segment, partially offset by lower realized natural gas pricing, and lower realized SCO pricing. Crude oil and NGLs and natural gas pricing are discussed in detail in the "Business Environment and Outlook", "Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A. Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production" section of this MD&A.
For 2024, 2% of the Company’s crude oil and NGLs and natural gas product sales were generated outside of North America (2023 – 3%; 2022 – 3%). North Sea accounted for 1% of crude oil and NGLs and natural gas product sales for 2024 (2023 – 1%; 2022 – 1%), and Offshore Africa accounted for 1% of crude oil and NGLs and natural gas product sales for 2024 (2023 – 2%; 2022 – 2%).

Canadian Natural 2024 Annual Report	12

Principal Documents Exhibits
Daily Production
DAILY PRODUCTION, BEFORE ROYALTIES

	2024	2023	2022
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	509,288	496,100	479,971
North America – Oil Sands Mining and Upgrading (1)	472,245	451,339	425,945
International – Exploration and Production
North Sea	11,536	12,639	12,890
Offshore Africa	12,534	13,452	14,343
Total International (2)	24,070	26,091	27,233
Total Crude oil and NGLs	1,005,603	973,530	933,149
Natural gas (MMcf/d) (3)
North America	2,136	2,139	2,075
International
North Sea	2	2	2
Offshore Africa	9	10	13
Total International	11	12	15
Total Natural gas	2,147	2,151	2,090
Total Barrels of oil equivalent (BOE/d)	1,363,496	1,332,105	1,281,434
Product mix
Light and medium crude oil and NGLs	10%	10%	11%
Pelican Lake heavy crude oil	3%	3%	4%
Primary heavy crude oil	6%	6%	5%
Bitumen (thermal oil)	20%	20%	20%
Synthetic crude oil (1)	35%	34%	33%
Natural gas	26%	27%	27%
Percentage of product sales (1) (4) (5)
Crude oil and NGLs	96%	93%	88%
Natural gas	4%	7%	12%
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)"International" includes North Sea and Offshore Africa Exploration and Production segments in all instances used in this MD&A.
(3)Natural gas production volumes approximate sales volumes.
(4)Net of blending and feedstock costs and excluding risk management activities.
(5)Excluding Midstream and Refining revenue.

13	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
DAILY PRODUCTION, NET OF ROYALTIES

	2024	2023	2022
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	408,237	406,534	374,089
North America – Oil Sands Mining and Upgrading (1)	386,171	385,996	351,740
International – Exploration and Production
North Sea	11,509	12,609	12,849
Offshore Africa	11,918	12,183	12,972
Total International	23,427	24,792	25,821
Total Crude oil and NGLs	817,835	817,322	751,650
Natural gas (MMcf/d)
North America	2,091	2,055	1,885
International
North Sea	2	2	2
Offshore Africa	9	10	11
Total International	11	12	13
Total Natural gas	2,102	2,067	1,898
Total Barrels of oil equivalent (BOE/d)	1,168,209	1,161,852	1,068,063
(1)SCO production net of royalties excludes SCO consumed internally as diesel.
The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO, and natural gas.
Total 2024 production before royalties averaged 1,363,496 BOE/d, comparable with 1,332,105 BOE/d in 2023 (2022 – 1,281,434 BOE/d).
Record crude oil and NGLs production before royalties for 2024 averaged 1,005,603 bbl/d, an increase of 3% from 973,530 bbl/d for 2023 (2022 – 933,149 bbl/d). The increase in crude oil and NGLs production before royalties for 2024 from 2023 primarily reflected high utilization in the Oil Sands Mining and Upgrading segment, combined with strong drilling results in the North America Exploration and Production segment.
Annual crude oil and NGLs production for 2024 was within the Company's previously issued production target of 977,000 bbl/d and 1,008,000 bbl/d. Annual crude oil and NGLs production for 2025 is targeted to average between 1,106,000 bbl/d and 1,142,000 bbl/d. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Natural gas production before royalties accounted for 26% of the Company's total production in 2024 on a BOE basis. Natural gas production before royalties for 2024 averaged 2,147 MMcf/d, comparable with 2,151 MMcf/d for 2023 (2022 – 2,090 MMcf/d).
Annual natural gas production for 2024 was within the Company's previously issued production target of 2,120 MMcf/d and 2,230 MMcf/d. Annual natural gas production for 2025 is targeted to average between 2,425 MMcf/d and 2,480 MMcf/d. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
North America – Exploration and Production
Record North America crude oil and NGLs production before royalties for 2024 averaged 509,288 bbl/d, an increase of 3% from 496,100 bbl/d for 2023 (2022 – 479,971 bbl/d). The increase in North America crude oil and NGLs production for 2024 from 2023 primarily reflected increased production from thermal oil pad additions, and strong drilling results for liquids-rich natural gas and heavy oil, partially offset by natural field declines.
Thermal oil production before royalties for 2024 averaged 271,011 bbl/d, an increase of 3% from 262,000 bbl/d for 2023 (2022 –252,018 bbl/d). The increase in thermal oil production for 2024 from 2023 primarily reflected pad additions at Kirby and Jackfish, partially offset by the cyclical nature of Primrose and natural field declines.
Pelican Lake heavy crude oil production before royalties averaged 44,779 bbl/d for 2024, a decrease of 5% from 47,078 bbl/d for 2023 (2022 – 50,333 bbl/d) reflecting Pelican Lake's long life low decline production.
North America natural gas production before royalties for 2024 averaged 2,136 MMcf/d, comparable with 2,139 MMcf/d for 2023 (2022 – 2,075 MMcf/d).

Canadian Natural 2024 Annual Report	14

Principal Documents Exhibits
North America – Oil Sands Mining and Upgrading
Record SCO production before royalties for 2024 averaged 472,245 bbl/d, an increase of 5% from 451,339 bbl/d for 2023 (2022 – 425,945 bbl/d). The increase in SCO production for 2024 from 2023 primarily reflected strong performance and utilization at Horizon following the completion of the reliability enhancement project, and the acquisition of Chevron's assets in December 2024 at AOSP.
International – Exploration and Production
International crude oil and NGLs production before royalties for 2024 averaged 24,070 bbl/d, a decrease of 8% from 26,091 bbl/d for 2023 (2022 – 27,233 bbl/d). The decrease in crude oil and NGLs production for 2024 from 2023 reflected natural field declines.
INTERNATIONAL CRUDE OIL INVENTORY VOLUMES
The Company recognizes revenue on its crude oil production when control of the product passes to the customer and delivery has taken place. Revenue has not been recognized in the International segments on crude oil production held in various storage facilities or FPSOs, as follows:

(bbl)	2024	2023	2022
International	1,051,540	515,543	390,959
Exploration and Production
OPERATING HIGHLIGHTS

	2024	2023	2022
Crude oil and NGLs ($/bbl) (1)
Realized price (2)	$77.76	$72.36	$90.64
Transportation (2)	5.50	4.23	4.13
Realized price, net of transportation (2)	72.26	68.13	86.51
Royalties (3)	14.85	12.55	18.91
Production expense (4)	14.72	16.12	18.17
Netback (2)	$42.69	$39.46	$49.43
Natural gas ($/Mcf) (1)
Realized price (5)	$1.86	$3.10	$6.55
Transportation (6)	0.62	0.56	0.51
Realized price, net of transportation	1.24	2.54	6.04
Royalties (3)	0.05	0.13	0.61
Production expense (4)	1.22	1.30	1.22
Netback (7)	$(0.03)	$1.11	$4.21
Barrels of oil equivalent ($/BOE) (1)
Realized price (2)	$50.82	$50.54	$70.07
Transportation (2)	4.78	3.88	3.72
Realized price, net of transportation (2)	46.04	46.66	66.35
Royalties (3)	8.96	7.77	12.75
Production expense (4)	11.73	12.74	13.76
Netback (2)	$25.35	$26.15	$39.84
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
(5)Calculated as natural gas sales divided by natural gas sales volumes.
(6)Calculated as natural gas transportation expense divided by natural gas sales volumes.
(7)Natural gas netbacks exclude NGLs netbacks derived from the Company's liquids-rich natural gas plays.

15	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
REALIZED PRODUCT PRICES – EXPLORATION AND PRODUCTION

	2024	2023	2022
Crude oil and NGLs ($/bbl) (1)
North America (2)	$76.37	$70.51	$88.43
International average (3)	$108.80	$107.46	$128.41
North Sea (3)	$111.53	$110.99	$129.04
Offshore Africa (3)	$106.00	$106.25	$127.85
Crude oil and NGLs average (2)	$77.76	$72.36	$90.64
Natural gas ($/Mcf) (1) (3)
North America	$1.81	$3.04	$6.51
International average	$12.01	$12.81	$12.78
North Sea	$9.93	$10.45	$15.75
Offshore Africa	$12.46	$13.19	$12.23
Natural gas average	$1.86	$3.10	$6.55
Average ($/BOE) (1) (2)	$50.82	$50.54	$70.07
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
North America
North America realized crude oil and NGLs prices increased 8% to average $76.37 per bbl for 2024 from $70.51 per bbl for 2023 (2022 – $88.43 per bbl), primarily reflecting the narrowing of the WCS Heavy Differential.
The Company remains focused on its crude oil blending and marketing strategy, which includes expanding market access within existing pipeline infrastructure, supporting pipeline projects that increase transportation capacity to new markets, and collaborating with refiners to enhance heavy conversion capacity. During 2024, the Company contributed approximately 212,000 bbl/d of heavy crude oil blends to the WCS stream.
The Company has 20-year transportation agreements to ship 169,000 bbl/d of crude oil on the Trans Mountain Pipeline Expansion that provides waterborne access to international markets.
North America realized natural gas prices decreased 40% to average $1.81 per Mcf for 2024 from $3.04 per Mcf for 2023 (2022 – $6.51 per Mcf). The decrease in realized natural gas prices per Mcf for 2024 from 2023 reflected lower AECO benchmark pricing.
Comparisons of the prices received in North America Exploration and Production by product type were as follows:

(Yearly average)	2024	2023	2022
Wellhead Price (1)
Light and medium crude oil and NGLs ($/bbl)	$69.42	$70.72	$88.24
Pelican Lake heavy crude oil ($/bbl)	$82.83	$77.69	$96.18
Primary heavy crude oil ($/bbl)	$81.97	$75.67	$93.80
Bitumen (thermal oil) ($/bbl)	$76.57	$67.62	$85.51
Natural gas ($/Mcf)	$1.81	$3.04	$6.51
(1)Amounts expressed on a per unit basis are based on sales volumes of the respective product type.
International
International realized crude oil and NGLs prices averaged $108.80 per bbl for 2024, comparable with $107.46 per bbl for 2023 (2022 – $128.41 per bbl). Realized crude oil and NGLs prices per bbl in any particular year are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing Brent benchmark prices and foreign exchange rates at the time of lifting.

Canadian Natural 2024 Annual Report	16

Principal Documents Exhibits
ROYALTIES – EXPLORATION AND PRODUCTION

	2024	2023	2022
Crude oil and NGLs ($/bbl) (1)
North America	$15.40	$12.89	$19.64
International average	$2.75	$5.99	$6.38
North Sea	$0.26	$0.33	$0.30
Offshore Africa	$5.30	$10.08	$11.79
Crude oil and NGLs average	$14.85	$12.55	$18.91
Natural gas ($/Mcf) (1)
North America	$0.04	$0.13	$0.61
Offshore Africa	$0.57	$0.62	$1.50
Natural gas average	$0.05	$0.13	$0.61
Average ($/BOE) (1)	$8.96	$7.77	$12.75
(1)Calculated as royalties divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
North America
Government royalties on a significant portion of North America crude oil and NGLs production fall under the oil sands royalty regime and are calculated on a project by project basis as a percentage of gross revenue less production, capital and abandonment costs incurred.
North America crude oil and NGLs and natural gas royalties for 2024 and the comparable periods reflected movements in benchmark commodity prices, fluctuations in the WCS Heavy Differential and the impact of sliding scale royalty rates.
Crude oil and NGLs royalty rates(1) averaged approximately 20% of product sales for 2024, compared with 18% of product sales for 2023 (2022 – 22%). The increase in royalty rates for 2024 from 2023 primarily reflected increased realized heavy oil and bitumen pricing in 2024.
Natural gas royalty rates averaged approximately 2% of product sales for 2024, compared with 4% of product sales for 2023 (2022 – 9%). The decrease in royalty rates for 2024 from 2023 primarily reflected lower benchmark pricing.
Offshore Africa
Under the terms of the various Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing, capital expenditures and production expenses, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 5% for 2024 compared with 9% of product sales for 2023 (2022 – 9%). Royalty rates as a percentage of product sales reflected the timing of liftings and the status of payout in the various fields.
PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	2024	2023	2022
Crude oil and NGLs ($/bbl) (1)
North America	$12.55	$14.46	$16.25
International average	$62.99	$48.16	$51.01
North Sea	$103.28	$85.57	$88.99
Offshore Africa	$21.77	$21.14	$17.25
Crude oil and NGLs average	$14.72	$16.12	$18.17
Natural gas ($/Mcf) (1)
North America	$1.19	$1.27	$1.19
International average	$6.51	$7.26	$5.16
North Sea	$8.95	$9.85	$9.27
Offshore Africa	$5.98	$6.83	$4.40
Natural gas average	$1.22	$1.30	$1.22
Average ($/BOE) (1)	$11.73	$12.74	$13.76
(1)Calculated as production expense divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

17	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
North America
North America crude oil and NGLs production expense for 2024 averaged $12.55 per bbl, a decrease of 13% from $14.46 per bbl for 2023 (2022 – $16.25 per bbl). The decrease in crude oil and NGLs production expense per bbl for 2024 from 2023 primarily reflected lower energy costs.
North America natural gas production expense for 2024 averaged $1.19 per Mcf, a decrease of 6% from $1.27 per Mcf for 2023 (2022 – $1.19 per Mcf). The decrease in natural gas production expense per Mcf for 2024 from 2023 primarily reflected lower energy costs and maintenance activities.
International
International crude oil and NGLs production expense for 2024 averaged $62.99 per bbl, an increase of 31% from $48.16 per bbl for 2023 (2022 – $51.01 per bbl). The increase in crude oil and NGLs production expense per bbl for 2024 from 2023 reflected the timing of liftings from various fields that have different cost structures and the impact of foreign exchange.
ADJUSTED DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

($ millions, except per BOE amounts)	2024	2023	2022
North America	$3,831	$3,679	$3,595
North Sea	279	494	1,747
Offshore Africa	297	213	173
Depletion, Depreciation and Amortization	$4,407	$4,386	$5,515
Less: Recoverability charge (1) (2)	222	436	1,620
Adjusted depletion, depreciation and amortization (3)	$4,185	$3,950	$3,895
$/BOE (4)	$12.92	$12.27	$12.45
(1)As at December 31, 2024, as a result of refined project scope and cost estimates associated with abandonment activities, the Company recognized a recoverability charge of $160 million (December 31, 2023 – $436 million; December 31, 2022 – $1,620 million) in depletion, depreciation and amortization expense related to an increase in its estimate of future abandonment costs for the Ninian field in the North Sea.
(2)In connection with the Company’s notice of withdrawal from Block 11B/12B in South Africa in the second quarter of 2024, the Company derecognized $62 million of exploration and evaluation assets through depletion, depreciation and amortization expense.
(3)This is a non-GAAP financial measure used to calculate depletion, depreciation and amortization, less the impact of charges that are not related to current period normal course depletion, depreciation and amortization expense such as asset recoverability charges that are not related to current period production. It may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements (depletion, depreciation and amortization expense), as an indication of the Company's performance.
(4)This is a non-GAAP ratio calculated as adjusted depletion, depreciation and amortization expense divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Adjusted depletion, depreciation and amortization expense for 2024 of $12.92 per BOE increased 5% from $12.27 per BOE for 2023 (2022 – $12.45 per BOE). The increase in adjusted depletion, depreciation and amortization expense per BOE for 2024 from 2023 primarily reflected the impact of changes in North America depletion rates due to changes in reserve estimates at December 31, 2023.
Adjusted depletion, depreciation and amortization expense on an absolute and per BOE basis also reflects the impact of the timing of liftings from each field in the North Sea and Offshore Africa.
ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

($ millions, except per BOE amounts)	2024	2023	2022
North America	$231	$234	$171
North Sea	65	46	33
Offshore Africa	9	8	7
Asset Retirement Obligation Accretion	$305	$288	$211
$/BOE (1)	$0.94	$0.89	$0.67
(1)Calculated as asset retirement obligation accretion divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time. Asset retirement obligation accretion expense for 2024 of $0.94 per BOE increased 6% from $0.89 per BOE for 2023 (2022 – $0.67 per BOE). The increase in asset retirement obligation accretion expense per BOE for 2024 from 2023 primarily reflected the impact of the Company's estimate for future abandonment costs for the Ninian field in the North Sea at December 31, 2023.

Canadian Natural 2024 Annual Report	18

Principal Documents Exhibits
Oil Sands Mining and Upgrading
OPERATING HIGHLIGHTS
The Company continues to focus on safe, reliable and efficient operations, leveraging its technical expertise across the Horizon and AOSP sites, resulting in record SCO production averaging 472,245 bbl/d in 2024.
REALIZED PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING

($/bbl)	2024	2023	2022
Realized SCO sales price (1)	$98.03	$100.06	$117.69
Bitumen value for royalty purposes (2)	$72.68	$65.43	$83.07
Bitumen royalties (3)	$17.23	$14.43	$20.71
Transportation (1)	$2.91	$1.89	$1.71
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Calculated as the quarterly average of the bitumen methodology price.
(3)Calculated as royalties divided by sales volumes.
The realized SCO sales price averaged $98.03 per bbl for 2024, comparable with $100.06 per bbl for 2023 (2022 – $117.69 per bbl).
Bitumen royalties averaged $17.23 per bbl for 2024, an increase from $14.43 per bbl for 2023 (2022 – $20.71 per bbl) primarily reflecting an increase in average bitumen pricing for royalty purposes in 2024.
Transportation expense averaged $2.91 per bbl for 2024, an increase of 54% from $1.89 per bbl for 2023 (2022 – $1.71 per bbl). The increase in transportation expense per bbl for 2024 from 2023 primarily reflected volumes being shipped on the TMX pipeline beginning in 2024.
PRODUCTION EXPENSE – OIL SANDS MINING AND UPGRADING
The following tables are reconciled to the Oil Sands Mining and Upgrading production expense disclosed in note 22 to the Company’s audited consolidated financial statements.

($ millions)	2024	2023	2022
Production expense, excluding natural gas costs	$3,801	$3,794	$3,743
Natural gas costs	120	195	333
Production expense	$3,921	$3,989	$4,076

($/bbl)	2024	2023	2022
Production expense, excluding natural gas costs (1)	$22.18	$23.13	$23.91
Natural gas costs (2)	0.70	1.19	2.13
Production expense (3)	$22.88	$24.32	$26.04
Sales volumes (bbl/d)	468,280	449,282	428,820
(1)Calculated as production expense, excluding natural gas costs divided by sales volumes.
(2)Calculated as natural gas costs divided by sales volumes.
(3)Calculated as production expense divided by sales volumes.
The Company incurred production expense of $3,921 million for 2024, comparable with $3,989 million for 2023 (2022 – $4,076 million), reflecting the Company's continued focus on cost control and driving efficiencies across the Oil Sands Mining and Upgrading segment.
Production expense for 2024 of $22.88 per bbl decreased 6% from $24.32 per bbl for 2023 (2022 – $26.04 per bbl). The decrease in production expense per bbl for 2024 as compared to 2023 reflected higher production volumes from strong utilization, combined with lower energy costs.

19	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

($ millions, except per bbl amounts)	2024	2023	2022
Depletion, depreciation and amortization	$2,258	$2,011	$1,822
$/bbl (1)	$13.17	$12.26	$11.64
(1)Calculated as depletion, depreciation and amortization divided by sales volumes.
Depletion, depreciation and amortization expense for 2024 of $13.17 per bbl increased 7% from $12.26 per bbl for 2023 (2022 – $11.64 per bbl), primarily reflecting derecognitions related to the Horizon turnaround in the second quarter of 2024, partially offset by higher sales volumes in 2024.
ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

($ millions, except per bbl amounts)	2024	2023	2022
Asset retirement obligation accretion	$84	$78	$70
$/bbl (1)	$0.49	$0.48	$0.45
(1)Calculated as asset retirement obligation accretion divided by sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for 2024 of $0.49 per bbl was comparable with $0.48 per bbl for 2023 (2022 – $0.45 per bbl).
Midstream and Refining

($ millions)	2024	2023	2022
Product sales
Midstream activities	$82	$76	$80
NWRP, refined product sales and other	813	926	906
Segmented revenue	895	1,002	986
Less:
NWRP, refining toll	295	303	247
Midstream activities	20	29	24
Production expense	315	332	271
NWRP, transportation and feedstock costs	685	664	691
Depreciation	16	16	16
Segmented (loss) earnings	$(121)	$(10)	$8
The Company's Midstream and Refining assets consist of two crude oil pipeline systems, a 50% working interest in an 84-megawatt cogeneration plant at Primrose, and the Company's 50% equity investment in NWRP. Approximately 25% of the Company's crude oil production is transported through its fully owned and operated Pelican Lake and ECHO pipelines to Edmonton and Hardisty, Alberta, providing access to international export pipelines. Ownership of these midstream pipeline assets enables the Company to control transportation costs and generate third-party revenue.
NWRP operates a 50,000 bbl/d bitumen upgrader and refinery that processes approximately 12,500 bbl/d of bitumen feedstock for the Company (25% toll payer) and 37,500 bbl/d of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058. Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment. Production of ultra-low sulphur diesel and other refined products for 2024 averaged 76,664 BOE/d (19,166 BOE/d to the Company) (2023 – 81,525 BOE/d; 20,381 BOE/d to the Company; 2022 – 58,351 BOE/d; 14,588 BOE/d to the Company), reflecting the 25% toll payer commitment.
During 2024, NWRP repaid $500 million of 3.20% series A bonds. Additionally, in 2024 NWRP issued $700 million of 4.85% series P bonds due June 2034 and $600 million of 5.08% series Q bonds due June 2054.
During 2024, NWRP entered into a $2,000 million unsecured commercial paper program and reserves capacity under its revolving credit facility for these amounts.

Canadian Natural 2024 Annual Report	20

Principal Documents Exhibits
NWRP's credit facilities consist of a $2,150 million syndicated credit facility (December 31, 2023 – $3,115 million) comprised of a $1,900 million revolving portion maturing June 2027 (December 31, 2023 – $2,175 million), and a $250 million non-revolving portion maturing June 2025 (December 31, 2023 – $940 million). The syndicated credit facility reserves capacity for a debt service reserve equal to six months of anticipated facility interest and fees, and for amounts outstanding under its commercial paper program.
During 2024, NWRP amended its syndicated credit facility to extend the revolving portion originally maturing June 2025 to June 2027, and reduce the authorized limit on the revolving portion by $275 million to $1,900 million. In 2024, NWRP repaid $657 million on its non-revolving facility, and reduced the authorized limit to $250 million.
NWRP also has dedicated short-term borrowings under a $300 million syndicated credit facility ("demand operating facility") (December 31, 2023 – $300 million), and $300 million uncommitted demand revolving letter of credit facilities ("bilateral facilities") (December 31, 2023 – $150 million).
During 2024, NWRP increased its availability on its bilateral facilities, supporting letters of credit, to $300 million (December 31, 2023 – $150 million).
As at December 31, 2024, NWRP had borrowings of $251 million under the syndicated credit facility (December 31, 2023 – $2,559 million), $1,459 million under its commercial paper program (December 31, 2023 – $nil), and $103 million under its demand operating facility (December 31, 2023 – $77 million).
As at December 31, 2024, NWRP had $8,750 million in long-term notes outstanding (December 31, 2023 – $7,950 million).
As at December 31, 2024, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $509 million (2023 – $555 million). The recovery of unrecognized equity losses from NWRP for 2024 was $46 million (2023 – unrecognized equity loss of $4 million; 2022 – recovery of unrecognized equity losses of $11 million).
Corporate and Other
ADMINISTRATION EXPENSE

($ millions, except per BOE amounts)	2024	2023	2022
Expense	$503	$452	$415
$/BOE (1)	$1.02	$0.93	$0.88
Sales volumes (BOE/d) (2)	1,353,166	1,331,092	1,285,877
(1)Calculated as administration expense divided by sales volumes.
(2)Total Company sales volumes.
Administration expense for 2024 of $1.02 per BOE increased 10% from $0.93 per BOE for 2023 (2022 – $0.88 per BOE). Administration expense per BOE increased from 2023 primarily reflecting higher personnel costs, partially offset by higher overhead recoveries.
SHARE-BASED COMPENSATION

($ millions)	2024	2023	2022
Share-based compensation expense	$279	$491	$804
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
The Company recognized $279 million of share-based compensation expense for 2024, primarily as a result of the measurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the period, and changes in the Company’s share price. An expense of $77 million related to PSUs granted to certain executive employees was included in the share-based compensation expense for 2024 (2023 – $70 million expense; 2022 – $101 million expense).

21	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
INTEREST AND OTHER FINANCING EXPENSE

($ millions, except effective interest rate)	2024	2023	2022
Interest and other financing expense	$592	$636	$549
Less: Interest (income) and other expense (1)	(81)	(55)	(121)
Interest expense on long-term debt and lease liabilities (1)	$673	$691	$670

Average current and long-term debt (2)	$11,895	$12,749	$13,986
Average lease liabilities (2)	1,509	1,500	1,531
Average long-term debt and lease liabilities (2)	$13,404	$14,249	$15,517
Average effective interest rate (3) (4)	4.9%	4.8%	4.3%

Interest and other financing expense ($/BOE) (5)	$1.20	$1.31	$1.17
Sales volumes (BOE/d) (6)	1,353,166	1,331,092	1,285,877
(1)Item is a component of interest and other financing expense.
(2)The average of current and long-term debt and lease liabilities outstanding during the respective year.
(3)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the Company's audited consolidated financial statements, as applicable, as an indication of the Company's performance.
(4)Calculated as the average interest expense on long-term debt and lease liabilities divided by the average long-term debt and lease liabilities balance for the respective year. The Company presents its average effective interest rate for financial statement users to evaluate the Company’s average cost of debt borrowings.
(5)Calculated as interest and other financing expense divided by sales volumes.
(6)Total Company sales volumes.
Interest and other financing expense for 2024 decreased 8% to $1.20 per BOE from $1.31 per BOE for 2023 (2022 – $1.17 per BOE). The decrease in interest and other financing expense per BOE for 2024 from 2023 primarily reflected lower average debt levels.
The Company’s average effective interest rate of 4.9% for 2024 increased from 4.8% for 2023 primarily reflecting higher prevailing interest rates on long-term debt held during 2024.
RISK MANAGEMENT ACTIVITIES
The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

($ millions)	2024	2023	2022
Foreign currency contracts	$155	$(17)	$(37)
Natural gas financial instruments (1) (2) (3)	13	3	13
Crude oil and NGLs financial instruments (1)	—	—	17
Net realized loss (gain)	168	(14)	(7)
Foreign currency contracts	15	(9)	(16)
Natural gas financial instruments (1) (2) (3)	(6)	21	(10)
Crude oil and NGLs financial instruments (1)	—	—	(2)
Net unrealized loss (gain)	9	12	(28)
Net loss (gain)	$177	$(2)	$(35)
(1)Certain commodity financial instruments were assumed in the acquisition of Storm Resources Ltd. ("Storm") in 2021, and Painted Pony Energy Ltd. ("Painted Pony") in 2020.
(2)In the fourth quarter of 2024, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.47 AECO, and 25,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2025.
(3)In the fourth quarter of 2023, the Company entered into fixed price financial contracts to buy 50,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2024.
During 2024, net realized risk management losses were related to the settlement of foreign currency contracts and natural gas financial instruments. The Company recorded a net unrealized loss of $9 million ($10 million after-tax of $1 million) on its risk management activities for 2024 (2023 – $12 million unrealized loss, $7 million after-tax of $5 million; 2022 – $28 million unrealized gain, $25 million after-tax of $3 million).
Further details related to outstanding derivative financial instruments as at December 31, 2024 are disclosed in note 19 to the Company's audited consolidated financial statements.

Canadian Natural 2024 Annual Report	22

Principal Documents Exhibits
FOREIGN EXCHANGE

($ millions)	2024	2023	2022
Net realized loss (gain)	$67	$(19)	$(114)
Net unrealized loss (gain)	888	(260)	852
Net loss (gain) (1)	$955	$(279)	$738
(1)Amounts are reported net of the hedging effect of any cross currency swaps.
The net realized foreign exchange loss for 2024 was primarily related to the repayment of US dollar debt, partially offset by foreign exchange rate fluctuations on the settlement of working capital items denominated in US dollars. The net unrealized foreign exchange loss for 2024 was primarily related to the translation of outstanding US dollar debt, partially offset by the repayment of the US dollar debt during the second quarter of 2024. The US/Canadian dollar exchange rate at December 31, 2024 was US$0.6942 (December 31, 2023 – US$0.7573, December 31, 2022 – US$0.7389).
INCOME TAXES

($ millions, except effective tax rates)	2024	2023	2022
North America (1)	$1,654	$1,853	$2,789
North Sea	(41)	(6)	69
Offshore Africa	57	73	74
Current PRT – North Sea	(134)	(58)	(42)
Other taxes	(5)	17	16
Current income tax	1,531	1,879	2,906
Deferred corporate income tax	520	267	302
Deferred PRT – North Sea	(98)	(214)	(441)
Deferred income tax	422	53	(139)
Income tax	$1,953	$1,932	$2,767
Earnings before taxes	$8,059	$10,165	$13,704
Effective tax rate on net earnings (2)	24%	19%	20%

($ millions, except effective tax rates)	2024	2023	2022
Income tax	$1,953	$1,932	$2,767
Tax effect on non-operating items (3)	175	345	964
Current PRT – North Sea	134	58	42
Deferred PRT – North Sea	9	9	—
Other taxes	5	(17)	(16)
Effective tax on adjusted net earnings	$2,276	$2,327	$3,757
Adjusted net earnings from operations (4)	$7,414	$8,533	$12,863
Adjusted net earnings from operations, before taxes	$9,690	$10,860	$16,620
Effective tax rate on adjusted net earnings from operations (5) (6)	23%	21%	23%
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Calculated as total of current and deferred income tax divided by earnings before taxes.
(3)Includes the net income tax effect on PSUs, certain stock options, unrealized risk management, government grant income related to abandonment expenditures in 2022, and recoverability charges related to the increase in future abandonment costs for Ninian field in the North Sea, and the notice to withdraw from Block 11B/12B in South Africa.
(4)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(5)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(6)Calculated as effective tax on adjusted net earnings divided by adjusted net earnings from operations, before taxes. The Company presents its effective tax rate on adjusted net earnings from operations for financial statement users to evaluate the Company's effective tax rate on its core business activities.
The effective tax rate on net earnings and adjusted net earnings from operations for 2024 and the comparable years included the impact of non-taxable items in North America and the North Sea and the impact of differences in jurisdictional income and tax rates in the countries in which the Company operates, in relation to net earnings.
The current and deferred corporate income tax and the current and deferred PRT in the North Sea included the impact of carrybacks of abandonment expenditures related to the decommissioning activities at the Company's platforms in the North

23	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
Sea. Deferred PRT and income taxes also reflected the impact of the recoverability charges recognized in depletion, depreciation, and amortization expense.
The Company files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. The tax returns as prepared may include filing positions that could be subject to differing interpretations of applicable tax laws and regulations, which may take several years to resolve. The Company does not believe the ultimate resolution of these matters will have a material impact upon the Company’s reported results of operations, financial position, or liquidity.
During 2024, the Company filed Scientific Research and Experimental Development claims of approximately $273 million (2023 – $380 million; 2022 – $283 million) relating to qualifying research and development expenditures for Canadian income tax purposes.
Net Capital Expenditures (1) (2)

($ millions)	2024	2023	2022
EXPLORATION AND PRODUCTION
Exploration and Evaluation Assets
Net expenditures	$82	$47	$36
Net property acquisitions (dispositions) (3)	330	(3)	(3)
Total Exploration and Evaluation Assets	412	44	33
Property, Plant and Equipment
Net property acquisitions (3)	2,642	24	513
Well drilling, completion and equipping	1,832	1,579	1,545
Production and related facilities	1,336	1,267	1,233
Other	53	61	59
Total Property, Plant and Equipment	5,863	2,931	3,350
Total Exploration and Production	6,275	2,975	3,383
OIL SANDS MINING AND UPGRADING
Project costs	306	348	294
Sustaining capital	1,466	1,347	1,171
Turnaround costs	153	189	287
Net property acquisitions (dispositions) (3)	6,173	5	(40)
Other	6	5	7
Total Oil Sands Mining and Upgrading	8,104	1,894	1,719
Midstream and Refining	11	10	9
Head office	41	30	25
Net capital expenditures	$14,431	$4,909	$5,136
Abandonment expenditures, net (4)	$646	$509	$335
By Segment
North America	$6,033	$2,770	$3,133
North Sea	39	33	126
Offshore Africa	203	172	124
Oil Sands Mining and Upgrading	8,104	1,894	1,719
Midstream and Refining	11	10	9
Head office	41	30	25
Net capital expenditures	$14,431	$4,909	$5,136
(1)Net capital expenditures exclude the impact of lease assets and fair value and revaluation adjustments, and include non-cash transfers of property, plant and equipment to inventory due to change in use.
(2)Non-GAAP Financial Measure. The composition of this measure was updated for all periods presented. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Includes cash consideration paid of $320 million for exploration and evaluation assets and $2,553 million for property, plant and equipment within the North America Exploration and Production segment, and $6,175 million for property, plant and equipment within the Oil Sands Mining and Upgrading segment acquired from Chevron in 2024.
(4)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural 2024 Annual Report	24

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
Net capital expenditures for 2024 were $14,431 million compared with $4,909 million for 2023. In addition, the Company reported abandonment expenditures of $646 million for the year ended December 31, 2024 compared with $509 million for the year ended December 31, 2023.
ACQUISITION OF CHEVRON'S ASSETS
In December 2024, the Company completed the acquisition of Chevron's assets for total cash consideration of $9,163 million, subject to final closing adjustments. The acquisition includes a 70% operated working interest in the light crude oil and liquids-rich Duvernay asset play in Alberta and a 20% interest in AOSP. As a result of the acquisition, the Company now has a 90% direct and indirect working interest in AOSP, which includes the Muskeg River and Jackpine mines, the Scotford Upgrader, and the Quest Carbon Capture and Storage facility. The acquisition also includes various working interests in a number of other non-producing oil sands leases. The Company consolidates its interests in the assets, liabilities, revenue, and expenses of both the AOSP and Duvernay joint operations. Further details are disclosed in note 7 to the Company's audited consolidated financial statements.
DRILLING ACTIVITY (1) (2)

(number of net wells)	2024	2023	2022
Net successful crude oil wells (3)	307	221	317
Net successful natural gas wells	78	61	72
Dry wells	2	2	1
Total	387	284	390
Success rate	99%	99%	99%
(1)Includes drilling activity for North America and International segments.
(2)Excludes stratigraphic and service wells.
(3)Includes bitumen wells.
North America
During 2024, the Company drilled 79 net natural gas wells, 161 net primary heavy crude oil wells, 10 net Pelican Lake heavy crude oil wells, 94 net bitumen (thermal oil) wells and 43 net light crude oil wells.
Liquidity and Capital Resources

($ millions, except ratios)	2024	2023	2022
Adjusted working capital (1)	$174	$712	$(1,190)
Long-term debt, net (2)	$18,688	$9,922	$10,525
Shareholders’ equity	$39,468	$39,832	$38,175

Debt to book capitalization (2)	32%	20%	22%
After-tax return on average capital employed (3)	13%	17%	22%
(1)Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)Capital Management Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
As at December 31, 2024, the Company's capital resources consisted primarily of cash flows from operating activities, available bank credit facilities, and access to debt capital markets. Cash flows from operating activities and the Company’s ability to renew existing bank credit facilities and raise new debt are dependent on factors discussed in the "Business Environment and Outlook" section and in the "Risks and Uncertainties" section of this MD&A. In addition, the Company's ability to renew existing bank credit facilities and raise new debt reflects current credit ratings, as determined by independent rating agencies and market conditions. The Company continues to believe its internally generated cash flows from operating activities, supported by its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short-, medium-, and long-term and support its growth strategy.

25	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
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
▪Actively managing the allocation of capital to ensure it is expended in a prudent and appropriate manner with flexibility to adjust to market conditions. The Company continues to exercise its capital flexibility to address commodity price volatility and its impact on operating expenditures, capital commitments, and long-term debt;
▪Monitoring the Company's ability to fulfill financial obligations as they become due or the ability to monetize assets in a timely manner at a reasonable price;
▪Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages; and
▪Reviewing the Company's borrowing capacity:
◦During 2024, the Company extended its $2,425 million revolving syndicated credit facility originally maturing June 2025 to June 2028.
◦During 2024 and in connection with the acquisition of Chevron's assets, the Company entered into a $4,000 million non-revolving term credit facility maturing December 2027.
◦During 2023, the Company extended its $500 million revolving credit facility from February 2024 to February 2025. During 2024, the Company extended its $500 million revolving credit facility from February 2025 to February 2026.
◦During 2023, the Company extended its $2,425 million revolving syndicated credit facility originally maturing June 2024 to June 2027.
◦The revolving syndicated credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date.
◦Borrowings under the Company's credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
◦The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
◦During 2024, the Company issued, by private placement, $500 million of 4.15% medium-term notes due December 2031.
◦During 2024, the Company repaid $320 million of 3.55% medium-term notes.
◦During 2023, the Company repaid $405 million of 1.45% medium-term notes.
◦During 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. During 2024, no medium-term notes were issued in Canada under the base shelf prospectus.
◦During 2024, the Company issued, by private placement, US$750 million of 5.00% notes due December 2029 and US$750 million of 5.40% notes due December 2034.
◦During 2024, the Company repaid US$500 million of 3.80% US dollar debt securities.
◦Subsequent to December 31, 2024, the Company repaid US$600 million of 3.90% US dollar debt securities.
◦During 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. During 2024, no US dollar debt securities were issued in the United States under the base shelf prospectus.
As at December 31, 2024, the Company had undrawn revolving bank credit facilities of $4,562 million. Additionally, the Company had in place a fully drawn term credit facility of $4,000 million. Including cash and cash equivalents, the Company had approximately $4,693 million in liquidity. The Company also has certain other dedicated credit facilities supporting letters of credit. As at December 31, 2024, the Company had $672 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
As at December 31, 2024, the Company had no cross currency swap contracts outstanding.

Canadian Natural 2024 Annual Report	26

Principal Documents Exhibits
Long-term debt, net was $18,688 million as at December 31, 2024, resulting in a debt to book capitalization ratio of 32% (December 31, 2023 – 20%, December 31, 2022 – 22%); this ratio was within the 25% to 45% internal range utilized by management. The ratio may fall below or exceed the targeted range depending on the execution of the Company's capital program, commodity price and foreign currency volatility, and the timing of acquisitions. The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at December 31, 2024, the Company was in compliance with this covenant.
The Company remains committed to maintaining a strong balance sheet, adequate available liquidity, and a flexible capital structure. Further details related to the Company’s long-term debt as at December 31, 2024 are discussed in note 11 to the Company’s audited consolidated financial statements.
During 2024, the Company sold its 22.6 million common share investment in PrairieSky Royalty Ltd. for $25.65 per common share with net proceeds at close, after fees and expenses, of $575 million.
The Company periodically utilizes commodity derivative financial instruments under its commodity hedge policy to reduce the risk of volatility in commodity prices and to support the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. Further details related to the Company’s commodity derivative financial instruments outstanding as at December 31, 2024 are discussed in note 19 to the Company’s audited consolidated financial statements.
As at December 31, 2024, the maturity dates of certain financial liabilities, including long-term debt and other long-term liabilities and related interest payments, were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Long-term debt (1)	$2,400	$941	$7,494	$8,074
Other long-term liabilities (2)	$263	$187	$405	$617
Interest and other financing expense (3)	$1,024	$951	$1,978	$3,574
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $255 million; one to less than two years, $187 million; two to less than five years, $405 million; and thereafter, $617 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at December 31, 2024.
SHARE CAPITAL(1)
As at December 31, 2024, there were 2,102,996,000 common shares outstanding (December 31, 2023 – 2,144,815,000 common shares) and 50,806,000 stock options outstanding (December 31, 2023 – 52,410,000 stock options). As at March 4, 2025, the Company had 2,100,007,000 common shares outstanding and 57,117,000 stock options outstanding.
On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share, beginning with the dividend payable on April 4, 2025.
On October 7, 2024, the Board of Directors approved a 7% increase in the quarterly dividend to $0.5625 per common share, beginning with the dividend paid on January 3, 2025. On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $0.525 per common share.
On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $0.50 per common share. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.45 per common share.
The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 8, 2024, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the TSX, alternative Canadian trading platforms, and the NYSE, up to 180,462,858 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2024 and ending March 12, 2025.
For the year ended December 31, 2024, the Company purchased 55,350,000 common shares at a weighted average price of $48.07 per common share for a total cost, including tax, of $2,700 million. Retained earnings were reduced by $2,414 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2024, up to and including March 4, 2025, the Company purchased 7,740,000 common shares at a weighted average price of $44.11 per common share for a total cost, including tax, of $344 million.
On March 5, 2025, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, the purchases will be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split. Further details are disclosed in the Advisory section of this MD&A and in note 1 to the Company's audited consolidated financial statements.

27	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
Commitments and Contingencies
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2024:

($ millions)	2025	2026	2027	2028	2029	Thereafter
Product transportation, purchases, and processing (1) (2) (3)	$2,249	$2,245	$2,097	$1,983	$1,882	$19,310
North West Redwater Partnership service toll (4)	$141	$121	$103	$104	$104	$4,203
Offshore vessels and equipment	$88	$—	$—	$—	$—	$—
Field equipment and power	$43	$29	$29	$28	$27	$216
Other	$124	$111	$21	$22	$21	$247
(1)The Company's commitment for the 20-year product transportation agreement on the TMX pipeline reflects interim tolls approved by the Canada Energy Regulator in 2023, and is subject to change pending the approval of final tolls.
(2)During 2024, the Company increased its total committed capacity on the TMX pipeline to 169,000 bbl/d, an incremental 75,000 bbl/d over the 20-year term.
(3)During 2024, the acquisition of Chevron's assets included approximately $1,292 million of product transportation and processing commitments and approximately $75 million of field equipment and power commitments.
(4)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $2,161 million of interest payable over the 40-year tolling period, ending in 2058.
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement, and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
LEGAL PROCEEDINGS AND OTHER CONTINGENCIES
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.
Subsequent Events
On January 29, 2025, the Company announced that pursuant to an agreement with Shell Canada Limited and affiliates ("Shell") and as a result of certain conditions being met, the Company will acquire a 10% working interest in the AOSP mines, associated reserves and additional working interests in a number of other non-producing oil sands leases in exchange for a 10% working interest in the Scotford Upgrader and Quest. Following the close of the transaction, the Company will have a 100% direct working interest in the AOSP mines and an 80% interest in the Scotford Upgrader and Quest, where Shell will remain operator. The transaction does not include an exchange of cash, except for regular closing adjustments for working capital. The acquisition is targeted to close in the first half of 2025, subject to obtaining the necessary regulatory approvals.

Canadian Natural 2024 Annual Report	28

Principal Documents Exhibits
Reserves
For the years ended December 31, 2024 and 2023, the Company retained Independent Qualified Reserves Evaluators to evaluate and review all of the Company’s total proved and total proved plus probable reserves. The evaluation and review was conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") requirements.
The following are reconciliation tables of the Company gross total proved and total proved plus probable reserves using forecast prices and costs as at the effective date of December 31, 2024:

Total Proved	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2023 (1)	218	193	258	3,287	6,910	15,005	543	13,910
Discoveries	—	—	—	—	—	1	—	1
Extensions	15	21	—	57	—	537	22	205
Infill Drilling	2	4	—	3	—	175	13	52
Improved Recovery	—	—	—	1	2	—	—	2
Acquisitions	8	—	—	—	853	1,266	157	1,229
Dispositions	(1)	—	—	—	—	(51)	(2)	(12)
Economic Factors	1	1	—	—	—	(230)	(4)	(41)
Technical Revisions	34	29	13	63	71	987	10	383
Production	(25)	(29)	(16)	(99)	(173)	(786)	(25)	(499)
December 31, 2024 (1)	252	219	255	3,312	7,663	16,904	713	15,231

Total Proved Plus Probable	Light and Medium Crude Oil	Primary Heavy Crude Oil	Pelican Lake Heavy Crude Oil	Bitumen (Thermal Oil)	Synthetic Crude Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMBOE)
December 31, 2023 (1)	305	288	365	5,191	7,460	24,284	848	18,504
Discoveries	1	—	—	—	—	1	—	1
Extensions	21	31	—	75	—	1,169	55	377
Infill Drilling	3	6	—	4	—	268	18	77
Improved Recovery	—	—	—	1	2	—	—	3
Acquisitions	16	—	—	—	904	1,874	233	1,466
Dispositions	(1)	—	—	—	—	(66)	(3)	(15)
Economic Factors	1	1	1	—	—	(269)	(4)	(46)
Technical Revisions	26	20	10	18	62	681	(6)	243
Production	(25)	(29)	(16)	(99)	(173)	(786)	(25)	(499)
December 31, 2024 (1)	346	318	360	5,190	8,255	27,156	1,116	20,110
(1)Information in the reserves data tables may not add due to rounding. BOE values as presented may not calculate due to rounding.
At December 31, 2024, the total proved crude oil, bitumen (thermal oil) and NGLs reserves were 12,414 MMbbl, and total proved plus probable crude oil, bitumen (thermal oil) and NGLs reserves were 15,584 MMbbl. Total proved reserves additions and revisions replaced 373% of 2024 production. Additions to total proved reserves resulting from exploration and development activities, acquisitions, dispositions and future offset additions amounted to 1,156 MMbbl, and additions to total proved plus probable reserves amounted to 1,368 MMbbl. Net positive revisions amounted to 216 MMbbl for total proved reserves and 128 MMbbl for total proved plus probable reserves, primarily due to technical revisions.
At December 31, 2024, the total proved natural gas reserves were 16,904 Bcf, and total proved plus probable natural gas reserves were 27,156 Bcf. Total proved reserves additions and revisions replaced 342% of 2024 production. Additions to total proved reserves resulting from exploration and development activities, acquisitions, dispositions and future offset additions amounted to 1,928 Bcf, and additions to total proved plus probable reserves amounted to 3,247 Bcf.

29	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
Net positive revisions amounted to 757 Bcf for total proved reserves, primarily due to technical revisions. Net positive revisions amounted to 411 Bcf for total proved plus probable reserves, primarily due to technical revisions.
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
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States FASB Topic 932 "Extractive Activities – Oil and Gas" in the Company’s annual report on Form 40-F filed with the SEC and in the "Supplementary Oil and Gas Information" section of the Company’s annual report.
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
▪The ability to find, produce, and replace reserves, whether sourced from exploration, improved recovery or acquisitions, at a reasonable cost, including the risk of reserves revisions due to economic and technical factors. Reserves revisions can have a positive or negative impact on asset valuations, ARO and depletion rates;
▪Reservoir quality and uncertainty of reserves estimates;
▪Regulatory risk associated with project or facility expansions, or for exploration and development activities, which can add to costs or cause delays in projects;
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
▪Environmental risk associated with exploration and development activities, including associated GHG emissions;
▪Future legislative and regulatory developments related to environmental regulation, including but not limited to GHG compliance costs and reduction targets, and emissions caps;
▪The timing and pace of change to a low carbon economy is uncertain and the ability to access insurance and capital may be adversely affected in the event that financial institutions, investors, insurers, rating agencies and/or lenders adopt more restrictive decarbonisation policies;
▪Potential actions of governments, regulatory authorities and other stakeholders that may result in costs or restrictions in the jurisdictions where the Company has operations, including but not limited to restrictions on production and the certainty and timelines for regulatory approval processes;
▪Geopolitical risks associated with changing governments or governmental policies, social instability and other political, economic or diplomatic developments in the regions where the Company has its operations;
▪International trade risk with key trading partners, including the imposition of tariffs or other trade measures on the Company's products or goods and services used by the Company in its supply chain, including the imposition of countermeasures by the government of Canada, the duration and extent of which may be uncertain;
▪Changing royalty regimes;
▪The ability to secure adequate transportation for products, which could be affected by pipeline constraints, the construction by third parties of new or expansion of existing pipeline capacity and other factors;
▪The access to markets for the Company’s products;
▪The risk of significant interruption or failure of the Company's information technology systems and related data and control systems or a significant breach that could adversely affect the Company's data security, intellectual property and operations, and/or result in a material privacy breach;

Canadian Natural 2024 Annual Report	30

Principal Documents Exhibits
▪Business interruptions because of unexpected events such as fires or explosions whether caused by human error or nature, severe storms and other calamitous acts of nature, blowouts, droughts, freeze-ups, mechanical or equipment failures of facilities and infrastructure and other similar events affecting the Company or other parties whose operations or assets directly or indirectly impact the Company and that may or may not be financially recoverable;
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
The Company has safety, asset integrity and environmental management systems to recover and process crude oil and natural gas resources safely and efficiently while being committed to environmental stewardship.
The Company’s capital structure mix is also monitored on a continual basis to ensure that it optimizes flexibility, minimizes cost and offers the greatest opportunity for growth. This includes the determination of a reasonable level of debt and any interest rate exposure risk that may exist.
For additional details regarding the Company’s risks and uncertainties, refer to the Company’s AIF for the year ended December 31, 2024.
Environment
The Company has a Corporate Statement on Environmental Management which affirms that environmental stewardship is a fundamental value of the Company. As part of the Company's commitment to environmental stewardship, the Company includes and evaluates environmental, social, economic, and health considerations in new project designs and in operations, where appropriate. The Company invests in people, proven and new technologies (including technologies designed to improve environmental performance), facilities and infrastructure to recover and process crude oil and natural gas resources efficiently while supporting its commitment to environmental stewardship. When working with local communities, the Company considers the interests and values of the people using the land in proximity to its operations, and where appropriate, adapts projects to recognize or accommodate these concerns.
The Company has processes in place and is committed to complying with all existing environmental standards and regulations and has included appropriate amounts in its capital budget to continue to meet current environmental protection requirements; however there are no assurances that the effect of future environmental laws and regulations will not be significant to the Company's business, financial condition and results of operations. The crude oil and natural gas industry is experiencing incremental increases in costs related to environmental regulation compliance, particularly in North America and the North Sea. Existing and expected legislation and regulations may require the Company to address and take steps to mitigate the effect of its activities on the environment. To address some of these concerns, the Company’s environmental risk management strategy includes working constructively with legislators and regulators on any new or revised policies, legislation or regulations to

31	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
reflect a balanced approach to sustainable development. However, increasingly stringent laws and regulations may have an adverse effect on the Company’s future net earnings.
The environmental risk management strategies employed by the Company are based upon an Environmental Management Plan (the "Plan") that incorporates targets and measurements against which the Company’s environmental performance is measured, all of which is presented to, and reviewed by, the Board of Directors quarterly.
As part of the Company’s environmental stewardship and risk management, the Company engages in research (often through collaborative efforts with industry partners, governments and research institutions) designed to develop, assess and implement new or improved technologies and innovative practices that are intended to improve environmental performance.
The Plan, in conjunction with the Company's operating practices and guidelines, has been adopted with the intention of reducing the impact of operations while meeting: regulatory requirements; regional management frameworks for biodiversity, air quality and emissions, and ground and surface water; industry operating standards and guidelines, and internal corporate standards. Training and due diligence for operators and contractors is a key component of the effectiveness of the Company’s environmental management programs and supports efforts to reduce the Company’s environmental footprint. The Company, as part of this Plan, has implemented proactive programs that include:
▪Environmental planning to assess potential impacts by the Company's operations and implement avoidance strategies and mitigation programs that seek to maintain biodiversity for terrestrial and aquatic systems and high value ecosystems;
▪Continued evaluation of new technologies designed to reduce environmental impacts from operations, including support for Canada’s Oil Sands Innovation Alliance ("COSIA"), the innovation arm of Pathways, Petroleum Technology Alliance Canada ("PTAC") and other research institutions;
▪Implementation of various GHG emissions and methane reduction programs; and optimization programs that seek to improve efficiencies at the Company's facilities;
▪Water management programs that are designed to improve recycle rates and reduce fresh water use;
▪Groundwater monitoring for all thermal in situ and mine operations;
▪Reclamation and decommissioning programs across the Company’s operations. In North America, well abandonment and progressive reclamation of large contiguous areas of land supports biodiversity and functional wildlife habitats. In the Company's International operations, decommissioning activities continued for the Banff and Kyle fields and preparations advanced for decommissioning of the Ninian Hub Area;
▪Tailings management in Oil Sands Mining intended to reduce fine tailings and promote progressive reclamation;
▪Monitoring programs to assess changes to biodiversity, wildlife and fisheries in order to manage construction and operations impacts and to assess reclamation success;
▪Participation and support for the Oil Sands Monitoring Program of regional important resources;
▪An active spill prevention and management program;
▪Support for regional air shed monitoring for emissions and their deposition; and
▪An internal environmental management system for conformance audit and inspection programs of operating facilities.
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 4.8% (2023 – 5.2%; 2022 – 5.6%). For 2024, the Company’s capital expenditures included $646 million for abandonment expenditures (2023 – $509 million; 2022 – $449 million). Refer to the “Non-GAAP and Other Financial Measures” section of this MD&A for further details on abandonment expenditures, net. The Company’s estimated discounted ARO at December 31, 2024 was as follows:

($ millions)	2024	2023
Exploration and Production
North America	$4,783	$4,471
North Sea	1,724	1,441
Offshore Africa	197	165
Oil Sands Mining and Upgrading	1,902	1,612
Midstream and Refining	1	1
	$8,607	$7,690
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

Canadian Natural 2024 Annual Report	32

Principal Documents Exhibits
In 2021, the Alberta Energy Regulator (“AER”) announced a new Liability Management Framework, as part of its life-cycle management of oil and gas wells, facilities and pipelines, which imposes annual mandatory spending targets for companies for the closure of inactive wells and related infrastructure. Under the framework, the AER assigns licensees a mandatory annual spend target for their abandonment and reclamation activities, which is determined based on a licensee's proportionate share of the provincial inventory of inactive wells and related infrastructure, among other factors. Alberta's mandatory spend targets became effective January 1, 2022 at 4% of inactive liability spend, increasing to 6.7% for the 2023 performance year, and subsequently reduced for 2024 and 2025 to 6.6% and 6.2%, respectively. In 2022, the government of Saskatchewan also introduced the Inactive Liability Reduction Program and the government of British Columbia updated its Dormancy and Shutdown Regulations, which provide mandatory targets for decommissioning and restoring inactive wells and facilities in those provinces. In addition to spending requirements, the provincial regulators have the ability to require the posting of security to secure the completion of abandonment and reclamation requirements. The Company has updated its forecasts of future expenditures to settle its ARO liability based on the set and forecasted annual targets. As a result, the Company’s ARO liability as at December 31, 2022 was increased on an inflated and discounted basis due to earlier forecasted expenditures to settle liabilities associated with the closure of inactive well and facilities.
GREENHOUSE GAS AND OTHER EMISSIONS
The Company, through industry associations, is working with Canadian legislators and regulators as they develop and implement new laws and regulations to properly reflect a balanced approach to sustainable development, such as programs to support industry investments for environmental performance improvement and emissions reduction. The Company continues to develop strategies that will enable it to deal with the risks and opportunities associated with new GHG and air emissions policies. In addition, the Company is working with relevant parties to ensure that new policies encourage technological innovation, energy efficiency, and targeted research and development while not impacting competitiveness.
Governments in jurisdictions in which the Company operates have developed or are developing GHG regulations as part of their provincial, federal and international climate change commitments. The Company uses existing GHG regulations to determine the impact of compliance costs on current and future projects. The Company monitors the development of GHG regulations on an ongoing basis in the jurisdictions in which it operates to assess the impact of future regulatory developments on the Company's operations and planned projects. In Canada, the federal government has ratified the Paris climate change agreement, with a commitment to reduce GHG emissions by 40 - 45% from 2005 levels by 2030. The Canadian government published draft regulations on November 3, 2024 that propose to cap emissions from the oil and gas sector through a national cap-and-trade system. The draft regulations currently propose to cap 2030 emissions at 27% below 2026 levels while providing some compliance flexibility to emit up to 20% above the cap level. In December 2020, the federal government announced its intention to increase the carbon price to $170/tonne by 2030 in annual increments of $15/tonne after 2022. In 2022, the federal government released the Clean Fuel Regulations that were effective July 1, 2023, which apply to producers or importers of gasoline and diesel and require reductions in the carbon intensity associated with gasoline and diesel fuels produced and supplied in Canada. In December 2024, the federal government finalized its Clean Electricity Regulations, which may increase the cost of electricity generated or purchased by the Company. Additionally, the federal government released draft regulations in 2024 for the control of volatile organic compounds (VOCs) from certain upstream oil and gas facilities.
Carbon pricing regulatory systems in all provinces are subject to periodic review by the federal government to assess the adequacy of the provincial systems against the federal Greenhouse Gas Pollution Pricing Act. Such future reviews may affect the carbon price and/or the stringency of provincial systems.
The Technology Innovation and Emissions Reduction Regulation ("TIER") applies to all of the Company's assets in Alberta (as an alternative to the federal fuel charge). In December 2022, the Alberta government published changes to TIER that took effect January 1, 2023 that reduce the amount of emissions allocations for facilities under the regulation. Emissions coverage within TIER also includes flaring from all TIER regulated facilities. The carbon price in Alberta was $80/tonne, which is for emissions above the TIER-regulated limits in 2024 and increases annually in $15/tonne increments to $170/tonne in 2030, which aligns with the federal carbon pricing schedule. The non-operated Scotford Upgrader and the North West Redwater bitumen upgrader and refinery are also subject to compliance under TIER.
In British Columbia, the carbon tax on fuel consumed and gas flared and vented in the province was assessed at $65/tonne for the first quarter of 2024. Effective April 1, 2024, the carbon tax for the industrial sector was replaced with an output-based pricing system, with a carbon price of $80/tonne, which is expected to continue to increase by $15/tonne CO2e annually until reaching $170/tonne of CO2e in 2030, aligning with the federal carbon pricing schedule. In March 2023, British Columbia announced its intention to implement an emissions cap for the oil and gas industry to ensure that the province meets its 2030 emissions reduction target for the sector. This target aims to reduce oil and gas industry emissions by 33-38% below 2007 levels by 2030. The British Columbia government also announced its intention to implement a Net-Zero New Industry policy. In March 2024, British Columbia announced that it would be introducing regulatory measures in 2025, that come into effect in 2026 to backstop the federal carbon cap, which will apply in the event of gaps between federal and provincial targets and in the event that the federal cap is not implemented or cancelled.
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

33	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
opt into the Saskatchewan regulatory system as an alternative to the federal fuel charge. This regulation also adopts the federal carbon pricing schedule to 2030.
In Manitoba, the federal output-based pricing system and carbon pricing schedule applies for facilities with emissions greater than or equal to 50 kilotonnes of CO2e annually. Facilities with emissions equal to or greater than 10 kilotonnes of CO2e annually can voluntarily opt-in to the system.
By 2025, the federal government has committed to reduce methane emissions from the oil and gas sector by 40% to 45% below 2012 levels. The federal government's methane regulation came into effect on January 1, 2020, and applies nationally unless provinces reach equivalency agreements with the federal government, under which the federal regulation would not be in effect for those jurisdictions. The provinces of British Columbia, Alberta and Saskatchewan have implemented provincial methane regulations, and have equivalency agreements with the federal government in place. Accordingly, the applicable provincial methane regulations govern in the three western provinces whereas the federal methane regulation applies to methane emissions in the province of Manitoba. In 2022, the federal government announced a framework for expanding methane regulations to achieve at least a 75% reduction below 2012 levels, by 2030 with the draft regulatory framework released in November 2022 and amendments published in December 2023. Feedback on the draft regulations were ongoing during 2024 and are anticipated to continue through 2025.
In the UK, GHG regulations have been in effect since 2005. In Phase 1 (2005 – 2007) of the UK National Allocation Plan, the Company operated below its CO2 allocation, as determined in accordance with UK regulations. In Phase 2 (2008 – 2012) the Company’s CO2 allocation was decreased below the Company’s operations emissions, as determined in accordance with UK regulations. In Phase 3 (2013 – 2020) the Company’s CO2 allocation was further reduced, as determined in accordance with UK regulations. Following the UK's withdrawal from the European Union ("EU") on January 31, 2020, a new UK Emissions Trading Scheme ("ETS") was launched on January 1, 2021. The new scheme is currently aligned with the EU ETS rules and applies to energy intensive industries, the power generation sector and aviation.
Accounting Policies and Standards
CHANGE IN ACCOUNTING POLICIES
In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. In October 2022, the IASB issued further amendments to specify that the classification of debt as current or non-current at the reporting date is not affected by covenants to be complied with after the reporting date. The amendments were adopted on January 1, 2024 and had no impact on the Company's consolidated financial statements.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. Actual results may differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in this MD&A and the audited consolidated financial statements for the year ended December 31, 2024.
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

Canadian Natural 2024 Annual Report	34

Principal Documents Exhibits
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
B) Crude Oil and Natural Gas Reserves
Reserves estimates, evaluated by the Company's Independent Qualified Reserves Evaluators, are based on estimated future prices and production costs, expected future rates of production, and the timing and amount of future development expenditures, all of which are subject to many uncertainties, interpretations and judgements, including the potential impact of climate related matters and in accordance with related government regulations. The Company expects that, over time, its reserves estimates will be revised upward or downward based on updated information. Reserves estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion, depreciation and amortization and for determining potential asset impairment. For example, a revision to the proved reserves estimates would result in a higher or lower depletion, depreciation and amortization charge to net earnings. Downward revisions to reserves estimates may also result in an impairment of E&E and property, plant and equipment carrying amounts.
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
The estimated present values of ARO related to long-term assets are recognized as a liability in the period in which they are incurred. The provision for the ARO is estimated by discounting the expected future cash flows to settle the ARO at the Company’s weighted average credit-adjusted risk-free interest rate, which is currently 4.8%. Subsequent to initial measurement, the ARO is adjusted to reflect the passage of time, changes in credit adjusted interest rates, and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as asset retirement obligation accretion expense whereas changes in discount rates or estimated future cash flows are capitalized to or derecognized from property, plant and equipment. Changes in estimates would impact accretion and depletion expense. In addition, differences between actual and estimated costs to settle the ARO, timing of cash flows to settle the obligation and future inflation rates may result in gains or losses on the final settlement of the ARO.
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

35	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
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
F) Purchase Price Allocations
Purchase prices related to business combinations are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires the Company to make estimates, assumptions and judgements regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities, including the fair value of crude oil and natural gas properties, derived from the present value of estimated future cash flows from the assets, together with deferred income tax effects. As a result, the purchase price allocation impacts the Company’s reported assets and liabilities and future net earnings due to the impact on future depletion, depreciation and amortization expense and impairment tests.
The Company has made various assumptions in determining the fair values of acquired assets and liabilities. The most significant assumptions and judgements relate to the estimation of the fair value of crude oil and natural gas properties. To determine the fair value of these properties, the Company estimates crude oil and natural gas reserves. Reserves estimates are based on the work performed by the Company’s internal engineers and outside consultants. The judgements associated with these estimated reserves are described above in "Crude Oil and Natural Gas Reserves". Estimates of future prices are based on prices derived from price forecasts among industry analysts and internal assessments. The Company applies estimated future prices to the estimated reserves quantities acquired, and estimates future production and development costs, to arrive at estimated future net revenues for the properties acquired.
G) Share-Based Compensation
The Company has made various assumptions in estimating the fair values of stock options granted including expected volatility, expected exercise timing and future forfeiture rates. At each period end, stock options outstanding are remeasured for changes in the estimated fair value of the liability.
H) Leases
Purchase, extension, and termination options are included in certain of the Company's leases to provide operational flexibility. To measure the lease liability, the Company uses judgement to assess the likelihood of exercising these options. These assessments are reviewed when significant events or circumstances indicate that the likelihood of exercising these options may have changed. The Company also uses estimates to determine its incremental borrowing costs if the interest rate implicit in the lease is not readily determinable.
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
Control Environment
The Company’s management, including the President, the Chief Financial Officer, and the Senior Vice-President, Finance and Principal Accounting Officer, evaluated the effectiveness of disclosure controls and procedures as at December 31, 2024, and concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its annual filings and other reports filed with securities regulatory authorities in Canada and the United States is recorded, processed, summarized and reported within the time periods specified and such information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosures.
The Company’s management, including the President, the Chief Financial Officer, and the Senior Vice-President, Finance and Principal Accounting Officer, also evaluated the effectiveness of internal control over financial reporting as at December 31, 2024, and concluded that internal control over financial reporting is effective. Further, there were no changes in the Company’s internal control over financial reporting during 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
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

Canadian Natural 2024 Annual Report	36

Principal Documents Exhibits
Non-GAAP and Other Financial Measures
This MD&A includes references to non-GAAP and other financial measures as defined in NI 52-112. These financial measures are used by the Company to evaluate its financial performance, financial position, and cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the Company's audited consolidated financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this MD&A and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below.
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

($ millions)	2024	2023	2022
Net earnings	$6,106	$8,233	$10,937
Share-based compensation, net of tax (1)	257	474	780
Unrealized risk management loss (gain), net of tax (2)	10	7	(25)
Unrealized foreign exchange loss (gain), net of tax (3)	888	(260)	852
Realized foreign exchange loss (gain), net of tax (4)	135	—	(62)
Gain from investments, net of tax (5)	(50)	(34)	(182)
Recoverability charge, net of tax (6) (7) (8)	68	113	651
Other, net of tax (9)	—	—	(88)
Non-operating items, net of tax	1,308	300	1,926
Adjusted net earnings from operations	$7,414	$8,533	$12,863
(1)Share-based compensation includes costs incurred under the Company's Stock Option Plan and PSU plan. The fair value of the share-based compensation is recognized as a liability on the Company’s balance sheets and periodic changes in the fair value are recognized in net earnings. Pre-tax share-based compensation for 2024 was an expense of $279 million (2023 – $491 million expense; 2022 – $804 million expense).
(2)Derivative financial instruments are recognized at fair value on the Company’s balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than those amounts reflected in the Company's audited consolidated financial statements due to changes in prices of the underlying items hedged, primarily crude oil, natural gas and foreign exchange. Pre-tax unrealized risk management loss for 2024 was $9 million (2023 – $12 million loss; 2022 – $28 million gain).
(3)Unrealized foreign exchange losses and gains result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, partially offset by the impact of cross currency swaps in 2022, and are recognized in net earnings. Pre- and after-tax amounts for these unrealized foreign exchange losses and gains are the same.
(4)During 2024, the Company repaid US$500 million of 3.80% debt securities due April 2024, resulting in a pre- and after-tax foreign exchange loss of $135 million. During 2022, the Company early repaid US$1,000 million of 2.95% debt securities, originally due January 15, 2023, resulting in a realized foreign exchange loss of $7 million. Also, during 2022, the Company settled the US$550 million cross currency swap designated as a cash flow hedge of a portion of the US$1,100 million 6.25% US dollar debt securities due March 2038, resulting in a realized foreign exchange gain of $69 million.
(5)The Company’s investments have been accounted for at fair value through profit and loss and are measured each period with gains and losses recognized in net earnings. During 2024, the Company sold its 22.6 million common share investment in PrairieSky Royalty Ltd. for $25.65 per common share with net proceeds at close, after fees and expenses, of $575 million. There is a $nil net tax impact on the sale as the Company has sufficient capital losses to offset the capital gain on the sale.
(6)In connection with the Company's notice of withdrawal from Block 11B/12B in South Africa in 2024, the Company derecognized $62 million ($47 million after-tax) of exploration and evaluation assets through depletion, depreciation and amortization expense.
(7)The Company recognized a pre-tax recoverability charge of $160 million ($21 million after-tax) (2023 – $436 million ($113 million after-tax)) in depletion, depreciation and amortization expense related to refined project scope and cost estimates for planned decommissioning and abandonment activities at the Ninian field in the North Sea. The costs are considered to be capital in nature, consistent with the treatment of all abandonment related expenditures for the purpose of the Company's non-GAAP measures.
(8)The Company recognized a pre-tax recoverability charge of $1,620 million ($651 million after-tax) in depletion, depreciation and amortization expense at December 31, 2022 relating to the de-booking of reserves and acceleration of abandonment at the Ninian field in the North Sea.
(9)During 2022, the Company recognized the impact of government grant income under the provincial well-site rehabilitation programs of $114 million.

37	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
ADJUSTED FUNDS FLOW
Adjusted funds flow is a non-GAAP financial measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows adjusted for the net change in non-cash working capital, abandonment expenditures excluding the impact of government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets. The Company considers adjusted funds flow a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment, repay debt, and provide returns to shareholders through dividends and share buybacks. A reconciliation for adjusted funds flow from cash flows from operating activities is presented below.

($ millions)	2024	2023	2022
Cash flows from operating activities	$13,386	$12,353	$19,391
Net change in non-cash working capital	743	2,417	(79)
Abandonment expenditures, net (1)	646	509	335
Movements in other long-term assets (2)	84	(5)	144
Adjusted funds flow	$14,859	$15,274	$19,791
(1)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section below.
(2)Includes the unamortized cost of contributions to the Company's employee bonus program, accrued interest on PRT recoveries, and prepaid cost of service tolls.
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

($ millions)	2024	2023	2022
Abandonment expenditures	$646	$509	$449
Government grants for abandonment expenditures	—	—	(114)
Abandonment expenditures, net	$646	$509	$335
NETBACK
Netback is a non-GAAP ratio that represents net cash flows provided from core activities after the impact of all costs associated with bringing a product to market, on a per unit basis. The Company considers netback a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. Refer to the "Operating Highlights – Exploration and Production", "Per Unit Results – Exploration and Production", and "Per Unit Results – Oil Sands Mining and Upgrading" sections of this MD&A for the netback calculations on a per unit basis for crude oil and NGLs and on a total barrels of oil equivalent basis.
The netback calculations include the non-GAAP financial measures: realized price and transportation, reconciled below to their respective line item in note 22 to the Company's audited consolidated financial statements.

Canadian Natural 2024 Annual Report	38

Principal Documents Exhibits
REALIZED PRICE ($/BBL AND $/BOE) – EXPLORATION AND PRODUCTION
Realized price ($/bbl and $/BOE) is a non-GAAP ratio calculated as realized crude oil and NGLs sales and total realized BOE sales (non-GAAP financial measures) divided by respective sales volumes. Realized crude oil and NGLs sales and total realized BOE sales exclude the impact of blending and feedstock costs and other by-product sales. The Company considers realized price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit the Company obtained on the market for its crude oil and NGLs sales volumes and BOE sales volumes.
Reconciliations for Exploration and Production realized crude oil and NGLs sales and BOE sales and the calculations for realized price are presented below.

($ millions, except bbl/d and $/bbl)	2024	2023	2022
Crude oil and NGLs (bbl/d)
North America	504,339	497,604	480,691
International
North Sea	11,455	10,749	13,215
Offshore Africa	11,198	14,882	14,866
Total International	22,653	25,631	28,081
Total sales volumes	526,992	523,235	508,772

Crude oil and NGLs sales (1)	$19,641	$18,387	$22,072
Less: Blending and feedstock costs (2)	4,643	4,568	5,239
Realized crude oil and NGLs sales	$14,998	$13,819	$16,833
Realized price ($/bbl)	$77.76	$72.36	$90.64
(1)Crude oil and NGLs sales in note 22 to the Company's audited consolidated financial statements.
(2)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

($ millions, except BOE/d and $/BOE)	2024	2023	2022
Barrels of oil equivalent (BOE/d)
North America	860,367	854,138	826,526
International
North Sea	11,791	11,034	13,598
Offshore Africa	12,728	16,638	16,933
Total International	24,519	27,672	30,531
Total sales volumes	884,886	881,810	857,057

Barrels of oil equivalent sales (1)	$21,105	$20,820	$27,071
Less: Blending and feedstock costs (2)	4,643	4,568	5,239
Less: Sulphur expense (income)	3	(14)	(88)
Realized barrels of oil equivalent sales	$16,459	$16,266	$21,920
Realized price ($/BOE)	$50.82	$50.54	$70.07
(1)Barrels of oil equivalent sales includes crude oil and NGLs sales and natural gas sales in note 22 to the Company's audited consolidated financial statements.
(2)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

39	Canadian Natural 2024 Annual Report

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

($ millions, except $ per unit amounts)	2024	2023	2022
Transportation, blending and feedstock (1)	$6,195	$5,816	$6,401
Less: Blending and feedstock costs	4,643	4,568	5,239
Transportation	$1,552	$1,248	$1,162
Transportation ($/BOE)	$4.78	$3.88	$3.72

Amounts attributed to crude oil and NGLs	$1,061	$807	$767
Transportation ($/bbl)	$5.50	$4.23	$4.13
Amounts attributed to natural gas	$491	$441	$395
Transportation ($/Mcf)	$0.62	$0.56	$0.51
(1)Transportation, blending and feedstock in note 22 to the Company's audited consolidated financial statements.
NORTH AMERICA – REALIZED PRODUCT PRICES AND ROYALTIES
Realized crude oil and NGLs price ($/bbl) is a non-GAAP ratio calculated as realized crude oil and NGLs sales (non-GAAP financial measure) divided by sales volumes. Realized crude oil and NGLs sales exclude the impact of blending costs. The Company considers the realized crude oil and NGLs price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its crude oil and NGLs sales volumes.
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

($ millions, except $/bbl and royalty rates)	2024	2023	2022
Crude oil and NGLs sales (1)	$18,740	$17,375	$20,755
Less: Blending and feedstock costs (2)	4,643	4,568	5,239
Realized crude oil and NGLs sales	$14,097	$12,807	$15,516
Realized crude oil and NGLs prices ($/bbl)	$76.37	$70.51	$88.43

Crude oil and NGLs royalties (3)	$2,842	$2,340	$3,445
Crude oil and NGLs royalty rates	20%	18%	22%
(1)Crude oil and NGLs sales in note 22 to the Company's audited consolidated financial statements.
(2)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled above in the "Transportation – Exploration and Production" section.
(3)Item is a component of royalties in note 22 to the Company's audited consolidated financial statements.

Canadian Natural 2024 Annual Report	40

Principal Documents Exhibits
REALIZED PRODUCT PRICES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING
Realized SCO sales price ($/bbl) is a non-GAAP ratio calculated as realized SCO sales (non-GAAP financial measure), excluding the impact of blending and feedstock costs, divided by SCO sales volumes. The Company considers realized SCO sales price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its SCO sales volumes.
Transportation ($/bbl) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by SCO sales volumes. The Company calculates transportation to demonstrate its cost to deliver product to the market, excluding the impact of blending and feedstock costs.
Reconciliations for Oil Sands Mining and Upgrading realized SCO sales and transportation and the calculations for realized SCO sales price and transportation on a per unit basis are presented below.

($ millions, except for bbl/d and $/bbl)	2024	2023	2022
SCO sales volumes (bbl/d)	468,280	449,282	428,820

Crude oil and NGLs sales (1)	$19,263	$18,661	$20,804
Less: Blending and feedstock costs	2,462	2,253	2,384
Realized SCO sales	$16,801	$16,408	$18,420
Realized SCO sales price ($/bbl)	$98.03	$100.06	$117.69

Transportation, blending and feedstock (2)	$2,959	$2,563	$2,652
Less: Blending and feedstock costs	2,462	2,253	2,384
Transportation	$497	$310	$268
Transportation ($/bbl)	$2.91	$1.89	$1.71
(1)Crude oil and NGLs sales in note 22 to the Company's audited consolidated financial statements.
(2)Transportation, blending and feedstock in note 22 to the Company's audited consolidated financial statements.
CHANGE IN COMPOSITION OF NON-GAAP FINANCIAL MEASURE
During the fourth quarter of 2023, the Company revised the composition of its net capital expenditures non-GAAP financial measure to exclude expenditures related to the Company's abandonment program. The revision was made during Management's assessment of its annual capital budgeting process, and will provide users a better representation of the Company's performance and the composition of its capital budget. The composition of this measure has been updated for all periods presented.
Additionally, the Company revised the composition of its net capital expenditures non-GAAP financial measure to include acquisition capital related to a number of acquisitions for which agreements between parties have been reached, with closings targeted in 2025. Although subject to regulatory approvals and other customary closing conditions, the inclusion of these acquisitions reflects the Company's estimate of its net capital expenditures at the time the 2025 budget was released. The composition of this measure has been updated to reflect the 2025 capital budget, but did not impact net capital expenditures in 2024, 2023 or 2022.
NET CAPITAL EXPENDITURES
Net capital expenditures is a non-GAAP financial measure that represents cash flows used in investing activities as presented in the Company's audited consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, net proceeds from investments, and cash flows from investing activities not included in the Company's capital budget. The Company includes acquisition and disposition capital for property, plant and equipment and exploration and evaluation assets in net capital expenditures at close of the transactions. The Company considers net capital expenditures a key measure in evaluating its performance, as it provides an understanding of the Company’s capital spending activities in comparison to the Company’s annual capital budget. A reconciliation of net capital expenditures is presented below.

($ millions)	2024	2023	2022
Cash flows used in investing activities	$14,095	$4,858	$4,987
Net proceeds from investments	575	—	—
Working capital acquired from Chevron	(115)	—	—
Net change in non-cash working capital	(124)	51	149
Net capital expenditures	14,431	4,909	5,136
Abandonment expenditures, net (1)	646	509	335
Capital and abandonment expenditures	$15,077	$5,418	$5,471
(1)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section above.

41	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
LIQUIDITY
Liquidity is a non-GAAP financial measure that represents the availability of readily available undrawn bank credit facilities, cash and cash equivalents, and other highly liquid assets to meet short-term funding requirements and to assist in assessing the Company's financial position. The Company’s calculation of liquidity is presented below.

($ millions)	2024	2023	2022
Undrawn bank credit facilities	$4,562	$5,450	$5,520
Cash and cash equivalents	131	877	920
Investments (1)	—	525	491
Liquidity	$4,693	$6,852	$6,931
(1)During 2024, the Company sold its 22.6 million common share investment in PrairieSky Royalty Ltd. for $25.65 per common share with net proceeds at close, after fees and expenses, of $575 million.
LONG-TERM DEBT, NET
Long-term debt, net, is a capital management measure that represents long-term debt, including the current portion of long-term debt, less cash and cash equivalents, as disclosed in note 16 to the Company's audited consolidated financial statements. A reconciliation of the Company's long-term debt, net is presented below.

($ millions)	2024	2023	2022
Long-term debt	$18,819	$10,799	$11,445
Less: cash and cash equivalents	131	877	920
Long-term debt, net	$18,688	$9,922	$10,525
DEBT TO BOOK CAPITALIZATION
Debt to book capitalization is a capital management measure intended to enable financial statement users to evaluate the Company's capital structure, as disclosed in note 16 to the Company's audited consolidated financial statements.
AFTER-TAX RETURN ON AVERAGE CAPITAL EMPLOYED
After-tax return on average capital employed as defined by the Company is a non-GAAP ratio. The ratio is calculated as net earnings plus after-tax interest and other financing expense for the twelve month trailing period; as a percentage of average capital employed (defined as current and long-term debt plus shareholders' equity) for the twelve month trailing period. The Company considers this ratio a key measure in evaluating the Company's ability to generate profit and the efficiency with which it employs capital. A reconciliation of the Company's after-tax return on average capital employed is presented below.

($ millions, except ratios)	2024	2023	2022
Interest adjusted after-tax return:
Net earnings, 12 months trailing	$6,106	$8,233	$10,937
Interest and other financing expense, net of tax, 12 months trailing (1)	454	490	424
Interest adjusted after-tax return	$6,560	$8,723	$11,361

12 months average current portion long-term debt (2)	$1,525	$1,259	$1,359
12 months average long-term debt (2)	10,642	10,354	11,761
12 months average common shareholders' equity (2)	39,635	38,974	38,218
12 months average capital employed	$51,802	$50,587	$51,338

After-tax return on average capital employed	13%	17%	22%
(1)The blended tax rate on interest was 23% for each of the periods presented.
(2)For the purpose of this non-GAAP ratio, the measurement of average current and long-term debt and common shareholders' equity are determined on a consistent basis, as an average of the opening and quarterly period end values for the 12 month trailing period for each of the periods presented.

Canadian Natural 2024 Annual Report	42

Principal Documents Exhibits
Other
SENSITIVITY ANALYSIS
The following table is indicative of the annualized sensitivities of cash flows from operating activities and net earnings due to changes in certain key variables. The analysis is based on business conditions and sales volumes during the fourth quarter of 2024, excluding mark-to-market gains (losses) on risk management activities and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.

	Cash flows from Operating Activities ($ millions)	Cash flows from Operating Activities (per common share, basic)	Net earnings ($ millions)	Net earnings (per common share, basic)
Price changes
Crude oil – WTI US$1.00/bbl
Excluding financial derivatives	$378	$0.18	$378	$0.18
Natural gas – AECO C$0.10/Mcf (1)
Excluding financial derivatives	$47	$0.02	$47	$0.02
Including financial derivatives	$45	$0.02	$45	$0.02
Volume changes
Crude oil – 10,000 bbl/d	$165	$0.08	$139	$0.07
Natural gas – 10 MMcf/d	$1	$—	$(4)	$—
Foreign currency rate change
$0.01 change in US$ (1)
Including financial derivatives	$299	$0.14	$43	$0.02
Interest rate change – 1%	$46	$0.02	$46	$0.02
(1)For details of financial instruments in place, refer to note 19 to the Company’s audited consolidated financial statements as at December 31, 2024.

43	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
DAILY PRODUCTION BY SEGMENT, BEFORE ROYALTIES

	Q1	Q2	Q3	Q4	2024	2023	2022
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	505,636	499,636	499,772	531,960	509,288	496,100	479,971
North America – Oil Sands Mining and Upgrading (1)	445,209	410,518	497,656	534,631	472,245	451,339	425,945
International
North Sea	12,433	11,295	10,958	11,467	11,536	12,639	12,890
Offshore Africa	12,390	12,617	13,186	11,944	12,534	13,452	14,343
Total International	24,823	23,912	24,144	23,411	24,070	26,091	27,233
Total Crude oil and NGLs	975,668	934,066	1,021,572	1,090,002	1,005,603	973,530	933,149
Natural gas (MMcf/d) (2)
North America	2,135	2,099	2,039	2,273	2,136	2,139	2,075
International
North Sea	1	2	1	4	2	2	2
Offshore Africa	11	9	9	6	9	10	13
Total International	12	11	10	10	11	12	15
Total Natural gas	2,147	2,110	2,049	2,283	2,147	2,151	2,090
Barrels of oil equivalent (BOE/d)
North America – Exploration and Production	861,352	849,498	839,490	910,703	865,314	852,633	825,806
North America – Oil Sands Mining and Upgrading (1)	445,209	410,518	497,656	534,631	472,245	451,339	425,945
International
North Sea	12,673	11,572	11,184	12,066	11,873	12,925	13,273
Offshore Africa	14,268	14,210	14,756	13,028	14,064	15,208	16,410
Total International	26,941	25,782	25,940	25,094	25,937	28,133	29,683
Total Barrels of oil equivalent	1,333,502	1,285,798	1,363,086	1,470,428	1,363,496	1,332,105	1,281,434
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)Natural gas production volumes approximate sales volumes.

Canadian Natural 2024 Annual Report	44

Principal Documents Exhibits
PER UNIT RESULTS – EXPLORATION AND PRODUCTION

	Q1	Q2	Q3	Q4	2024	2023	2022
Crude oil and NGLs ($/bbl) (1)
Realized price (2)	$70.01	$86.64	$79.15	$75.22	$77.76	$72.36	$90.64
Transportation (2)	4.63	5.98	5.26	6.08	5.50	4.23	4.13
Realized price, net of transportation (2)	65.38	80.66	73.89	69.14	72.26	68.13	86.51
Royalties (3)	12.09	17.45	15.05	14.77	14.85	12.55	18.91
Production expense (4)	16.66	14.54	14.65	13.15	14.72	16.12	18.17
Netback (2)	$36.63	$48.67	$44.19	$41.22	$42.69	$39.46	$49.43
Natural gas ($/Mcf) (1)
Realized price (5)	$2.55	$1.59	$1.25	$2.02	$1.86	$3.10	$6.55
Transportation (6)	0.64	0.63	0.63	0.59	0.62	0.56	0.51
Realized price, net of transportation	1.91	0.96	0.62	1.43	1.24	2.54	6.04
Royalties (3)	0.10	0.02	0.02	0.04	0.05	0.13	0.61
Production expense (4)	1.30	1.21	1.26	1.12	1.22	1.30	1.22
Netback (7)	$0.51	$(0.27)	$(0.66)	$0.27	$(0.03)	$1.11	$4.21
Barrels of oil equivalent ($/BOE) (1)
Realized price (2)	$47.60	$55.84	$50.36	$49.54	$50.82	$50.54	$70.07
Transportation (2)	4.31	5.09	4.67	5.06	4.78	3.88	3.72
Realized price, net of transportation (2)	43.29	50.75	45.69	44.48	46.04	46.66	66.35
Royalties (3)	7.39	10.53	9.05	8.85	8.96	7.77	12.75
Production expense (4)	13.03	11.64	11.81	10.53	11.73	12.74	13.76
Netback (2)	$22.87	$28.58	$24.83	$25.10	$25.35	$26.15	$39.84
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
(6)Calculated as natural gas transportation expense divided by natural gas sales volumes.
(7)Natural gas netbacks exclude NGLs netbacks derived from the Company's liquids-rich natural gas plays.
PER UNIT RESULTS – OIL SANDS MINING AND UPGRADING

	Q1	Q2	Q3	Q4	2024	2023	2022
Crude oil and NGLs ($/bbl) (1)
Realized SCO sales price (2)	$88.84	$108.81	$100.93	$95.08	$98.03	$100.06	$117.69
Bitumen royalties (3)	14.28	20.01	17.71	17.20	17.23	14.43	20.71
Transportation (2)	1.67	2.81	3.34	3.60	2.91	1.89	1.71
Production expense (4)	24.85	25.95	20.67	20.97	22.88	24.32	26.04
Netback (2)	$48.04	$60.04	$59.21	$53.31	$55.01	$59.42	$69.23
(1)For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as royalties divided by sales volumes.
(4)Calculated as production expense divided by sales volumes.

45	Canadian Natural 2024 Annual Report

Principal Documents Exhibits
TRADING AND SHARE STATISTICS (1)

	Q1	Q2	Q3	Q4	2024	2023
TSX – C$
Trading volume (thousands)	798,934	741,418	805,899	679,568	3,025,819	3,394,111
Share Price ($/share)
High	$51.81	$56.50	$50.87	$52.15	$56.50	$46.72
Low	$40.02	$45.44	$43.04	$42.04	$40.02	$33.57
Close	$51.67	$48.73	$44.91	$44.38	$44.38	$43.41
Market capitalization as at December 31, ($ millions)					$93,331	$93,096
Shares outstanding (thousands)					2,102,996	2,144,815
NYSE – US$
Trading volume (thousands)	364,890	353,501	326,599	265,304	1,310,294	1,205,733
Share Price ($/share)
High	$38.28	$41.29	$37.63	$37.90	$41.29	$34.37
Low	$29.46	$33.04	$31.66	$29.23	$29.23	$24.41
Close	$38.16	$35.60	$33.21	$30.87	$30.87	$32.76
Market capitalization as at December 31, ($ millions)					$64,919	$70,264
Shares outstanding (thousands)					2,102,996	2,144,815
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split. Further details are disclosed in the Advisory section of this MD&A and in note 1 to the Company's audited consolidated financial statements.

Canadian Natural 2024 Annual Report	46

Principal Documents Exhibits
Additional Disclosure
CERTIFICATIONS
The required disclosure is included in Exhibits 31.1, 31.2, 32.1, 32.2 and 97.1 to this Annual Report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
As of the end of the registrant’s fiscal year ended December 31, 2024, an evaluation of the effectiveness of Canadian Natural’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by Canadian Natural’s management with the participation of Canadian Natural’s principal executive officer and principal financial officer. Based upon the evaluation, Canadian Natural’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, Canadian Natural’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Canadian Natural’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The required disclosure is included in the “Management’s Assessment of Internal Control Over Financial Reporting” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2024, filed as part of this Annual Report on Form 40-F.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies Canadian Natural’s audited consolidated financial statements for the fiscal year ended December 31, 2024, filed as part of this Annual Report on Form 40-F.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended December 31, 2024, there were no changes in Canadian Natural’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Canadian Natural’s internal control over financial reporting.
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
The Code of Ethics is available through the System for Electronic Document and Analysis and Retrieval (now referred to as SEDAR+) at www.sedarplus.ca.

4	Canadian Natural Resources Limited 2024 40-F

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
Audit Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural ended December 31, 2024 and December 31, 2023, for professional services rendered by PwC for the audit of its internal controls and annual consolidated financial statements in connection with statutory and regulatory filings or engagements for those fiscal years, unaudited reviews of the first, second and third quarters of its interim consolidated financial statements and audits of certain of Canadian Natural’s subsidiary companies’ annual financial statements were $2,557,000 for 2024 and were $2,465,000 for 2023.
Audit-Related Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2024 and December 31, 2023, for audit-related services by PwC including Crown Royalty Statements, GHG verification and emissions, and pension reporting were $1,284,000 for 2024 and were $1,421,000 for 2023. Canadian Natural’s Audit Committee approved all of these audit-related services.
Tax Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2024 and December 31, 2023, for professional services rendered by PwC for tax services related to corporate tax return matters were $413,000 for 2024 and were $400,000 for 2023. Canadian Natural’s Audit Committee approved all of these tax-related services.
All Other Fees
The aggregate fees billed for each of the last two fiscal years of Canadian Natural, ended December 31, 2024 and December 31, 2023 for other services were $63,000 for 2024 and were $6,000 for 2023, related to French translation services and accessing resource materials through PwC’s accounting literature library. Canadian Natural’s Audit Committee approved all of the noted services.
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
OFF BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements (which are not otherwise disclosed in the Company's Management’s Discussion and Analysis for the year ended December 31, 2024, or audited consolidated financial statements for the years ended December 31, 2024 and 2023) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Canadian Natural Resources Limited 2024 40-F	5

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

Dated this 26th day of March, 2025.

CANADIAN NATURAL RESOURCES LIMITED

By:	SIGNED "SCOTT G. STAUTH"
Name: Scott G. Stauth
Title: President

6	Canadian Natural Resources Limited 2024 40-F

Principal Documents Exhibits
Documents filed as part of this report:
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Sproule International Limited, Independent Petroleum Engineering Consultants.

23.3	Consent of GLJ Ltd., Independent Petroleum Engineering Consultants.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

97.1	Executive Compensation Recovery Policy

99.1	Supplementary Oil & Gas Information (Unaudited) for the fiscal year ended December 31, 2024

101	Interactive data files with respect to the consolidated financial statements for the fiscal year ended December 31, 2024.

Canadian Natural Resources Limited 2024 40-F	7